Form 20-F
period 2002-08-31
PLATINUM GROUP METALS LTD
filed 2003-03-14
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

2002 ANNUAL REPORT

(Mark One)

__________________        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

                 X                           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 FOR THE FISCAL YEAR ENDED         AUGUST 31, 2002

OR

                                                  FOR THE TRANSITION PERIOD FR O M         _________________    TO     _________________

COMMISSION FILE NUMBER:      0-30306

PLATINUM GROUP METALS LTD.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

NOT APPLICABLE

(TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

BRITISH COLUMBIA, CANADA

(JURISDICTION OF INCORPORATION OR ORGANIZATION)

SUITE 800, 409 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 1T2

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES )

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT.

TITLE OF EACH CLASS                                                                        NAME ON EACH EXCHANGE ON WHICH REGISTERED

NONE                                                                                                                             N/A

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.

COMMON SHARES WITHOUT PAR VALUE

(TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT.

NONE

(TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

22,225,632 COMMON SHARES

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 12 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS ), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS .

YES            X                         NO

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

ITEM 17                  X                       ITEM 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS )

INDICATE BY CHECK MARK WHETHER THE REGISTRANT HAS FILED ALL DOCUMENTS AND REPORTS REQUIRED TO BE FILED BY SECTIONS 12, 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 SUBSEQUENT TO THE DISTRIBUTION OF SECURITIES UNDER A PLAN CONFIRMED BY A COURT.

YES                                       NO                                          NOT APPLICABLE                     X

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Glossary of Terms	7

PART 1	11

Item 1 - Identity of Directors, Senior Management and Advisers	11

Item 2 - Offer Statistics and Expected Timetable	11

Item 3 - Key Information	11
Selected Financial Data	11
Capitalization and Indebtedness	12
Reasons for the Offer and Use of Proceeds	12
Risk Factors	12

Item 4 - Information on the Company	16
The Amalgamation	17
History and Development of NMM	18
History and Development of PTG and the Company	23
Business Overview	28
Organizational Structure	28
Property, Plants and Equipment	29
Republic of South Africa Properties	29
Location, Description and Acquisition	29
Accessibility, Climate, Local Resources, Infrastructure and Physiography	31
History	35
Geological Setting	35
Exploration	41
Mineralization	41
Exploration and Development	42
The Agnew Lake Property, Ontario	44
Property Description and Acquisition	44
Location and Description	48
Accessibility, Climate, Local Resources, Infrastructure and Physiography	53
History	53
Geological Setting and Mineralization	55
Recent and On-going Exploration	57
Drilling	60
Sampling and Analysis	65
Sample Preparation, Analyses and Security	66
Exploration and Development	67
Lac Des Iles Project, Thunder Bay Area, Ontario	69
Location, Description and Acquisition	69
Accessibility, Climate, Local Resources, Infrastructure and Physiography	73
History	74
Geological Setting	75

Exploration and Mineralization	76
Diamond Drilling - Lac Des Iles River, Shelby Lake and South Legris Properties	81
Sampling Methodology and Data Verification	90
Exploration and Development	92
East Lac Des Iles Project, Ontario	93
Property Description, Location and Acquisition	93
Accessibility, Climate, Local Resources, Infrastructure and Physiography	98
History	99
Geological Setting	99
Exploration History	100
Mineralization	103
Drilling	104
Sampling and Analysis	105
Sample Preparation and Security	106
Exploration and Development	106
The Western Sudbury Basin Project, Ontario	107
Sudbury -River Valley Project, Ontario	107
The Rutledge Lake Property, Northwest Territories	108
The Simlock Creek Property, British Columbia	108

Item 5 - Operating and Financial Review and Prospects	108
Critical Accounting Policies	108
Operating Results	109
Research and Development, Patents and Licences, etc	114
Trend Information	114

Item 6 - Directors, Senior Management and Employees	115
Directors and Senior Management	115
Compensation	117
Board Practices	118
Employees	119
Share Ownership	119

Item 7 - Major Shareholders and Related Party Transactions	120
Major Shareholders	120
Related Party Transactions	121
Interests of Experts and Counsel	123

Item 8 - Financial Information	123
Consolidated Financial Statements and Other Financial Information	123
Legal Proceedings	124
Dividend Policy	124
Significant Changes	124

Item 9 - The Offer and Listing	125
Offer and Listings Details	125
Plan of Distribution	126
Markets	126
Selling Shareholders	126
Dilution	126
Expenses of the Issue	126

Item 10 - Additional Information	126
Share Capital	126
Memorandum and Articles of Association	127
Material Contracts	130

Exchange Controls	132
Taxation	133
Canadian Federal Income Tax Consequences	133
Dividends	134
Capital Gains	134
United States Federal Income Tax Consequences	135
U.S. Holders	135
Distributions on Common Shares of the Registrant	135
Foreign Tax Credit	136
Disposition of Common Shares of the Registrant	136
Other Considerations for U.S. Holders	136
Foreign Personal Holding Company	137
Foreign Investment Company	137
Passive Foreign Investment Company	137
Controlled Foreign Corporation Status	139
Elimination of Overlap Between Subpart F Rules and PFIC Provisions	140
Dividends and Paying Agents	140
Statement by Experts	140
Documents on Display	140
Subsidiary Information	140

The information contained in this Annual Report is current at March 11, 2003 except where a different date is specified.

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company are set forth in Note 13 to the accompanying Consolidated Financial Statements of Platinum Group Metals Ltd.

The following table sets forth certain standard conversions from the International System of Units (metric units) to the Standard Imperial Units:

Conversion Table

Metric		Imperial
1.0 millimetre (mm)	=	0.039 inches (in)
1.0 metre (m)	=	3.28 feet (ft)
1.0 kilometre (km)	=	0.621 miles (mi)
1.0 hectare (ha)	=	2.471 acres (ac)
1.0 gram (g)	=	0.032 troy ounces (oz)
1.0 metric tonne (t)	=	1.102 short tons (ton)
1.0 g/t	=	0.029 oz/ton

Forward-Looking Statements

Certain of the information contained in this Form 20-F Annual Report constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia, Alberta and Quebec Securities Commissions, and the United States Securities and Exchange Commission.

GLOSSARY OF TERMS

Except as otherwise identified, the following terms, when used herein, shall have the following meanings:

"AEM" is an abbreviation for airborne electromagnetic.

"Ag" refers to silver.

"Amalco" refers to the company formed by the amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation called "Platinum Group Metals Ltd.".

"Amalgamation" refers to the amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation under the Company Act (British Columbia).

"Amalgamation Date" is February 18, 2002, the date shown on the certificate of amalgamation issued by the Registrar of Companies under the Company Act.

"anomalous" refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.

"anomaly" refers to the geographical area corresponding to anomalous geochemical or geophysical values. "anorthosite" is a rock comprised of largely feldspar minerals and minor mafic iron-magnesium minerals. "As" refers to arsenic. "assay" is an analysis to determine the quantity of one or more elemental components. "Au" refers to gold.

"BIC" is an abbreviation for the Bushveld Igneous Complex in South Africa, the source of most of the world's platinum and is a significant producer of palladium and other platinum group metals (PGM's) as well as chrome.

"breccia" is a rock type with angular fragments of one composition surrounded by rock of another composition or texture.

"bulk placer sampling" (in the context of placer properties) refers to the process of obtaining individual gravel samples in the order of 5 to 15 cubic yards using an excavating machine and running the samples through a concentrating device to measure the placer gold content per cubic yard.

"chalcopyrite" is a copper sulfide mineral.

"channel sample" is a surface sample which has been collected by continuous sampling across a measured interval, and is considered to be representative of the area sampled.

"chargeability" is a measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals but not all chargeability features are caused by such sulfides.

"cm" refers to centimetres.

"Commission" refers to the British Columbia Securities Commission.

"Common Shares" refers to the common shares in the capital of the Company.

"Company" refers to Platinum Group Metals Ltd.

"Company Act" refers to the Company Act (British Columbia).

"Cu" refers to copper.

"early-stage exploration property" refers to a property which has been subjected to a limited amount of physical testing and systematic exploration work with no known extensive zone of mineralization.

"EM" is an abbreviation for electromagnetic.

"Exchange" refers to the TSX Venture Exchange or its predeces sors, the Canadian Venture Exchange or the Vancouver Stock Exchange, as applicable.

"exploration stage" refers to the stage where a company is engaged in the search for minerals deposits (reserves) which are not in either the development or production stage.

"fault" is a fracture in a rock across which there has been displacement.

"flow through" as defined in subsection 66(15) of the Income Tax Act (Canada), includes the issuance of common shares in the capital of natural resource companies or the issuance of special warrants entitling the holder thereof to acquire, for no additional consideration, such common shares, in respect of which the natural resource company agrees to incur and renounce resource exploration and development expenditures to the Company including certain expenses incurred for the purpose of exploring for petroleum or natural gas in Canada (including certain drilling expenses), certain expenses incurred for the purpose of determining the existence, location, extent or quality of a mineral resource in Canada; and certain expenses incurred for the purpose of bringing a new mine in a mineral resource in Canada into production in reasonable commercial quantities.

"fracture" is a break in a rock, usually along flat surfaces.

"gabbro" is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

"gossanous" refers to a rock outcrop that is strongly stained by iron oxides.

"grab sample" is a sample of selected rock chips collected from within a restricted area of interest.

"grade" is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (ie, Cu, Zu, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

"g/t" refers to grams per tonne.

"hectare" is an area totalling 10,000 square metres or 100 metres by 100 metres.

"highly anomalous" is an anomaly which is in approximately the 90th percentile of the sample or measurement population.

"ICP" refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

"intrusive" is a rock mass formed below earth's surface from molten magma which was intruded into a pre-existing rock mass and cooled to solid.

"IP survey" refers to induced polarization survey, a geophysical method of exploring an area in which physical properties relating to geology are used.

"km" is an abbreviation for kilometre.

"lode mining" refers to mining in solid rock.

"m" refers to metres.

"mafic" is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

"magmatic" means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth's crust.

"mid-stage exploration property" is one hosting a known zone of mineralization, which has been subjected to a limited amount of physical testing and systematic exploration work.

"mineralization" refers to minerals of value occurring in rocks. "Mo" refers to molybdenum, a hard, silver-white metal. "Ni" is an abbreviation for nickel.

"NMM" refers to New Millennium Metals Corporation, a company incorporated under the laws of the Province of British Columbia on March 11, 1998 under the name "Harvey Creek Gold Placers Ltd.". Pursuant to an order by the Supreme Court of British Columbia, a new company under the name "Platinum Group Metals Ltd." was formed on February 18, 2002 to facilitate the amalgamation of New Millennium Metals Corporation and Platinum Group Metals Ltd.

"NSR" is an abbreviation for net smelter royalty.

"outcrop" refers to an exposure of rock at the earth's surface.

"overburden" is any material covering or obscuring rocks from view. "Pd" refers to palladium. "PGM" refers to platinum group metals, ie. platinum and palladium.

"PGE" refers to mineralization containing platinum group elements, ie. platinum and palladium. "placer mining" is the mining of unconsolidated material which overlies solid rock (bedrock). "ppb" refers to parts per billion. "ppm" refers to parts per million. "Pt" refers to platinum.

"PTG" refers to Platinum Group Metals Ltd., the company incorporated under the laws of the Province of British Columbia on January 10, 2000 as 599141 B.C. Ltd. Pursuant to an order by the Supreme Court of British Columbia, a new company under the name "Platinum Group Metals Ltd." was formed on February 18, 2002 to facilitate the amalgamation of New Millennium Metals Corporation and Platinum Group Metals Ltd.

"PTM-RSA" refers to the Company's wholly owned subsidiary incorporated under the laws of the Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited.

"pyrite" is an iron sulfide mineral.

"pyroxenite" refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

"quartz" is a common rock-forming mineral (SiO2)

"Registrant" refers to Platinum Group Metals Ltd., the company formed by the amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation under the Company Act (British Columbia).

"Rh" refers to rhodium, a platinum metal. Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility. Wherever there is platinum in the earth, there is rhodium as well. In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore. A high percentage of rhodium is also found in certain nickel deposits in Canada.

"RSA" is an abbreviation for Republic of South Africa.

"special warrants" are issued for cash consideration by a company under a prospectus exemption. They entitle the holder to acquire common shares or units consisting of common shares and share purchase warrants upon the conversion of the special warrant. No additional consideration is payable by the warrant holders on the conversion of the special warrant. The special warrants are converted on or immediately after the effective date of a prospectus which qualifies the issuance of the shares (and any share purchase warrants) on the conversion of the special warrants.

"ultramafic" refers to refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in color and have relatively high specific gravities.

"VLF" means very low frequency.

"ZAR" is an abbreviation for South African Rand.

PART 1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

See "Item 6 - Directors, Senior Management and Employees".

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

Selected Financial Data

Selected financial data of the Company for the period from commencement of operations on March 16, 2000 to August 31, 2000 and the years ended August 31, 2001 and 2002 are derived from the financial statements of the Company which have been audited by Deloitte & Touche LLP as indicated in their auditors' reports for the respective years. The selected financial data should be read in conjunction with the Company's financial statements and notes thereto as well as the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects".

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy is to retain future earnings for use in its operations and the expansion of its business.

The financial statements of the Company and the table set forth below have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of the Company's financial position, loss or cash flows are set forth in Note 13 to the accompanying Consolidated Financial Statements.

SELECTED FINANCIAL DATA

(CDN$)

			Period from commencement
	Year Ended	Year Ended	of operations, March 16, 2000
	August 31, 2002	August 31, 2001	to August 31, 2000

Revenues	23,028	60,582	1,562
Net Loss	1,501,620	482,687	39,956
Loss Per Share	0.10	0.09	0.03
Dividends per Share	0.00	0.00	0.00
Total Assets	4,373,047	2,762,964	657,284
Long Term Liabilities	431,400	310,000	0.00
Mineral Properties (included in Total Assets)	2,951,089	1,067,357	419,370
Deficit at End of Period	2,600,263	832,643	39,956

Share Capital

($)	6,430,482	3,132,453	89,000
Number of Securities (1)	22,225,632	9,790,482	1,395,001

Period from commencement
Year Ended	Year Ended	of operations, March 16, 2000
August 31, 2002	August 31, 2001	to August 31, 2000

US GAAP Mineral Properties (2)	1,894,108	360,613	188,891
US GAAP Shareholders' Equity (2)	3,144,638	1,905,666	359,565
US GAAP Total Assets (2)	3,316,066	2,056,220	426,805
US GAAP Net Loss (2)	2,466,754	960,202	270,435
US GAAP Loss Per Share (2)	0.17	0.17	0.60

(1) There are 27,140,767 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report

(2) Refer to discussion in "Item 5 - Operating and Financial Review and Prospects".

Foreign Exchange Rates

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars on March 11, 2003 was $0.6791.

The following table sets out the average exchange rates for the five most recent financial years, calculated using the average of the exchange rates on the last day of each month in such periods:

	YEARS ENDED DECEMBER 31

	2002	2001	2000	1999	1998
Average for Period	0.6368	0.6457	0.6732	0.6730	0.6741

The following table sets out the high and low exchange rates for each month during the previous six months :

	Feb-03	Jan-03	Dec-02	Nov-02	Oct-02	Sep-02

High for Period	0.6720	0.6570	0.6461	0.6440	0.6407	0.6433
Low for Period	0.6530	0.6349	0.6329	0.6288	0.6272	0.6304

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance. Due to the nature of the Company's business and the present stage of exploration on its properties, the following risk factors apply:

Exploration and Development Risks

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The Company's mineral properties are at an exploration stage and the Company's experience in mining operations is limited. Should the Company develop a mineral property, it will be subjected to an array of complex economic factors and accordingly there can be no assurance that feasibility studies will be carried out on any of its properties or that results projected by any feasibility study will be attained in the event that the Company commences production on any of its properties. There can be no assurance that the Company will establish commercial discoveries on its property interests.

The Company has not brought any property in which it had an interest into commercial production. As such, the Company's ability to meet production, timing and cost estimates for properties cannot be assured. Technical considerations, delays in obtaining government approvals, the inability to obtain financing or other factors could cause delays in developing properties. Such delays could materially adversely affect the financial performance of the Company.

The business of mining is subject to a variety of risks such as accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase costs or result in liability and any such production delays, costs increases or liabilities could affect the Company's financial performance in a materially adverse fashion.

Risks to Operations in South Africa

The Company's activities in South Africa are subject to risks common to operations in the mining industry in general, as well as the political and economic uncertainties of operating in South Africa. South Africa has recently undergone significant change in its government since the free elections in 1994. At present, Mining Legislation in South Africa is undergoing change. A new Mineral Bill and Charter were published in 2002 and it is expected that this legislation will be promulgated in 2003. The regulation and operation of these new laws is uncertain. Over time, a target of 26% ownership in the mineral industry by "Historically Disadvantaged Persons" has been set out in the Mining Charter, but the mechanisms to effect this objective remain unclear. Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. The Company's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation. The Company's operations and exploration activities in South Africa are subject to South African federal and provincial laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive.

Title Matters

Due to the large number and diverse legal nature of the mineral properties described in this Form 20-F Annual Report, full investigation of legal title to each property has not been carried out at this time. Any of the Company's properties may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undetected defects. The Company's properties include recorded mineral claims which have not been surveyed, and, therefore, the precise location and extent of such claims may be in doubt. While the Company has reviewed and is satisfied with the title for any claim in which it has a material interest and, to the best of its knowledge, such title is in good standing, there is no guarantee that title to such claim will not be challenged or impugned.

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of t he mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Competition

Increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive properties for exploration and development on terms it considers acceptable. Accordingly, there can be no assurance that the Company's exploration and acquisition programs will yield any new mineral deposits or result in any commercial mining operation.

Enforcement of Judgments

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company and the directors and officers of the Company may be limited due to the fact that the Company and these persons reside outside of the United States and, in respect of the directors and officers, their assets are located outside the United States. There is uncertainty as to whether Canadian courts would: (i) enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws. In Canada, civil rights are within the legislative jurisdiction of the Provinces, and in the Province of British Columbia, in which the Company and all of its directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

"Penny Stock" Rules

The Common Shares are "penny stock" as defined by the Securities and Exchange Commission, which might affect the trading market for the Common Shares. Penny stocks are generally equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Common Shares which are considered "penny stock", and therefore make it more difficult to sell those shares.

Fluctuating Metal Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Additional Funding Requirements

The Company has limited financial resources, has no source of operating cash flow, and has no assurance that additional funding will be available to it for further exploration and development of its properties beyond its current programs. In the past, the Company has relied on sales of equity securities to meet its cash requirements. There can be no assurance that future operations will provide cash flow sufficient to satisfy operational requirements and cash commitments.

The Company's working capital at November 30, 2002 was $126,904. Subsequently, the Company closed financings totalling approximately $2,100,000. See "Significant Changes" on page 124. This is sufficient to cover general and administrative costs and fund its obligations and proposed exploration programs on its properties to December 31, 2003. Should additional properties be acquired or programs be undertaken, the Company will require additional funding. The exploration and development of the Company's properties depends upon the Company's ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any required financing now or in the future. Failure to obtain additional financing on a timely basis could result in delay or indefinite postponement of further exploration and development of its mineral properties, with the possible loss of such properties, or the inability to acquire any additional properties.

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of commercial production on its properties, requires permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, restrictions and prohibitions on releases or emissions of various substances produced in association with certain mining operations and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits, the extent of which cannot be predicted. There can be no assurance that approvals and permits required to commence commercial production on its properties will be obtained. Additional permits and studies, which may include the environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of production facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the production activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mineral properties.

The Company has not made any material expenditure for environmental compliance to date. However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse affect on the Company's financial performance.

Limited Operating History: Losses

The Company has limited experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. At August 31, 2002, the Company's deficit was $2,600,263.

Key Employees.

The Company depends on a number of key directors, officers and employees: R. Michael Jones, Chairman, President, CEO and Director of the Company; Frank R. Hallam, Chief Financial Officer and Director of the Company and Dennis Gorc, Vice-President, Exploration of the Company. The loss of any one of the named directors, officers or employees could have an adverse effect on the Company. With the exception of Frank Hallam, the Company has entered into management contracts with the named directors, officers and employees. See "Item 6 - Directors, Senior Management and Employees" and "Item 7 - Major Shareholders and Related Party Transactions". The Company does not maintain key man insurance on any of its management.

Conflicts of Interest

Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. For example, Frank Hallam, Chief Financial Officer and Director of the Company, is the Chief Financial Officer of Derek Resources Corporation, a public company with oil and gas properties in Wyoming. Douglas J. Hurst, Director of the Company, is a director of International Wayside Gold Mines Ltd., a public company with gold properties near Wells, British Columbia. R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company is also a director of Radar Acquisitions Corp. and Mega Capital Corp. which trade on the TSX Venture Exchange.

In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Shares Reserved for Future Issuance: Dilution

As at March 11, 2003, there were 2,094,500 stock options and 3,926,267 share purchase warrants outstanding pursuant to which Common Shares may be issued in the future. This will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Dividend Record and Policy

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

ITEM 4 - INFORMATION ON THE COMPANY

Introduction

The head office of the Company is located at Suite 800 - 409 Granville Street, Vancouver, British Columbia, V6C 1T2, telephone (604) 899-5450. The address for service and the registered and records office is Gowlings Lafleur Henderson, LLP, Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1. The Company's website is www.platinumgroupmetals.net. It is a reporting issuer in British Columbia, Alberta and Quebec and currently trades on the Exchange under the symbol "PTM".

The Company is an exploration stage company and there is no assurance that a commercial viable mineral deposit exists on any of its properties. Further exploration will be required before a final evaluation as to the economic and legal feasibilities are determined.

The Amalgamation

On October 22, 2001, NMM entered into a letter agreement with PTG proposing the terms of an amalgamation pursuant to the provisions of the Company Act for the purposes of forming one company, Amalco, under the name "Platinum Group Metals Ltd." NMM and PTG had both been working independently in the Lac des Iles-Thunder Bay and Sudbury, Ontario areas for the previous two years and both parties recognized the synergy between them and the added value offered by the Amalgamation. An Amalgamation Agreement dated December 19, 2001 was entered into between the parties which formalized the terms of Amalgamation.

The Boards of Directors of PTG and NMM, respectively, concluded that it would be in the best interests of the amalgamating companies and their respective shareholders to bring together into a single public company the mineral property interests held separately by PTG and NMM with a view to achieving certain benefits, which included the following:

(a)  Consolidating the property interests of PTG and NMM in Ontario, which would facilitate the financing required for the exploration and development of Amalco's properties.

(b) Forming a strong management group with extensive experience and expertise covering various aspects of platinum group metal exploration.

(c) The shareholders of PTG and NMM would become shareholders of a company with a substantially larger public float than was available to either PTG or NMM individually, which may provide enhanced liquidity for Amalco shareholders.

(d) Operational efficiencies would be achieved by eliminating the duplication of accounting, legal, corporate and administrative procedures for NMM and PTG.

(e) The Amalgamation would result in the creation of a company with a larger asset base and capitalization, thereby facilitating better access to capital markets. Amalco would be better positioned strategically, operationally and financially to explore, and if warranted, develop, its mineral properties.

The Amalgamation received shareholder approvals on January 28, 2002 and court approval on February 8, 2002. Pursuant to an order by the Supreme Court of British Columbia, Amalco was formed on February 18, 2002 at which time both NMM and PTG ceased to exist. Amalco assumed all of the rights and obligations of NMM and PTG. As consideration to the shareholders of NMM, Amalco issued and delivered 5,468,421 common shares to acquire all of the 9,022,895 common shares of NMM issued and outstanding. This represented a ratio of 1.65 common shares of NMM for every one share of Amalco. The shareholders of PTG received one share of Amalco in exchange for each share of PTG. All of the continuing obligations of NMM with regard to share purchase options, warrants and share payments were converted to obligations of Amalco at a ratio of 1.65:1. All of the continuing obligations of PTG with regard to share purchase options, warrants and share payments were converted to obligations of Amalco at a ratio of 1:1. The property, assets, rights and privileges of each of NMM and PTG continued to be the property, assets, rights and privileges of Amalco.

The business combination was accounted for as a purchase transaction, with PTG as the acquirer and NMM as the acquiree. The consideration tendered by PTG in the share exchange was valued at $1,541,710 including $231,325 in transaction costs. Amalco's financial year-end is August 31.

History and Development of NMM

NMM was a mineral exploration company engaged in the acquisition and exploration of mineral properties. NMM had a history of losses and no revenues from operations.

In 1983, NMM acquired several placer claims located on Harvey's Creek, located approximately 100 air-kilometres (60 miles) north-northwest of the City of Williams Lake in the Cariboo Mining Division of British Columbia. Placer gold refers to gold found in gravel and other materials overlying solid rock, as opposed to lode gold which is found in solid rock. Placer claims are mining claims located in areas (also called "placer areas") which have the potential to contain economic quantities of gold and other commodities in the gravel and other materials overlying solid rock. These claims were acquired from the four founding shareholders of NMM, two of whom remained as Directors of NMM, in exchange for 750,000 common shares of NMM (equivalent to 454,545 Common Shares).

During the course of placer gold exploration by NMM, it was determined that the most likely source for the placer gold which had been deposited in the gravels of Harvey's Creek was a gold rich strata (rock unit) cross cutting a branch of the Harvey's Creek. This branch creek, which forms part of the drainage basin, is Simlock Creek. As a result of this determination, NMM undertook an extensive lode mineral claim-staking program which resulted in NMM's acquisition of all 21 of the mineral claims currently comprising the Simlock Creek Property.

Between 1983 and 1989, NMM carried out all onsite staking, prospecting and most exploration work on the Simlock Creek Property. During 1983, 1984 and 1985 most of the work related to prospecting and staking. A geophysical survey which measured the magnetism of the Simlock Creek Property was completed and various helicopter access pads were constructed. During this period, exploration emphasis was on placer gold. Based on results from previous placer sampling work, a bulk placer sampling program was undertaken in 1986, 1987 and 1988. At the same time an extensive soil sampling program was paid for by Logan Mines Limited pursuant to an option agreement with NMM which has since expired. NMM hired several workers and purchased equipment to carry out its work.

NMM constructed many kilometres of road, laid 1.5 kilometres (5,000 feet) of water pipe, built a processing site, a reservoir, and a tailings dump and moved many thousands of cubic yards of material in order to access a favorable placer area which NMM's previous work had located on NMM's claims. Although initial samples from this favorable area returned positive results, it became clear by 1988 that unrecorded placer mining activity by others in the 1920's and 1930's had removed the most valuable placer material from the area. NMM could not economically justify an earth moving exercise of the size required based on the projected amount of gold left in the area. By 1989 all work had ceased on the placer claims and reclamation work was carried out.

The nature of the gold recovered from the bulk placer sampling suggested that the lode source of the gold was local and of significant size. NMM continued its efforts to locate the primary deposit and began to sell off its heavy equipment which was not immediately required to work on the Simlock Creek Property. The equipment had been purchased from the proceeds of shareholders loans, and thus upon sale, the proceeds from the equipment was returned to the lenders.

After 1989, NMM continued the search for the primary lode gold deposit at Simlock Creek. NMM bore the costs of several soil sampling programs and by 1992 a substantial area of high gold values had been delineated at Simlock Creek. Since NMM was a private company with very limited funds and had no access to public markets at the time, it was required to option the Simlock Creek Property in order to advance the project. In 1993 Northern Dynasty Minerals Inc. ("Northern Dynasty") of Vancouver, British Columbia optioned the Simlock Creek Property. For the next two years, NMM stood by while Northern Dynasty carried out a small amount of exploration work at Simlock Creek. Except for management's efforts to maintain books and records and to retain title to the Simlock Creek Property, NMM was inactive between 1993 and 1996. Northern Dynasty carried out and paid for fill in and check soil sampling programs, soil profiling and the completion of one excavator trench approximately 70 metres in length. After failing to identify a bedrock source, Northern Dynasty elected not to complete the exercise of the option. After the Simlock Creek Property reverted to NMM again in 1996, Management of NMM made a decision to go public in order to raise the capital required to explore the area of high gold values in soils which had been previously delineated at Simlock Creek.

During the 1997 field season, 627.3 metres (2,070 feet) of new access road were constructed by NMM on the Simlock Creek Property. This new access road ended at the edge of the area of high gold values in soils which NMM intended to explore for lode gold deposits.

During the year ended December 31, 1997, NMM issued by way of a private placement 950,000 units at a price of $0.25 per unit for total proceeds of $237,491, net of issue costs. Each unit consisted of one common share and one share purchase warrant. During the same year, NMM issued 491,200 common shares at an ascribed value of $0.25 per common share in settlement of shareholder loans. A total of 750,000 performance escrow shares were issued to two directors of NMM at an ascribed value of $0.01 per share.

NMM entered into a sponsorship agreement dated July 11, 1997 with Haywood Securities Inc. ("Haywood") in respect of their of NMM's application to the Exchange for listing. Pursuant to an agency agreement dated July 11, 1997, as amended November 11, 1997 and February 11, 1998 between NMM and Haywood, Haywood was appointed as NMM's agent in selling an initial public offering of 600,000 common shares at $0.50 per share through the facilities of the Exchange.

Pursuant to its prospectus dated March 4, 1998, a final receipt for which was issued by the Commission on March 6, 1998, NMM completed its initial public offering of 600,000 common shares of NMM at a price of $0.50 per share on June 12, 1998. The common shares of NMM were listed and commenced trading on the Exchange on June 12, 1998. A total of 4,000 common shares of NMM at a deemed price of $0.50 per share and warrants to purchase 120,000 common shares of NMM at a price of $0.50 per share expiring June 12, 1999 were issued as corporate finance fees pursuant to the agency agreement with Haywood.

With some of the proceeds from the Haywood initial public offering closed on June 15, 1998, NMM commenced a program of exploration trail building, trenching and sampling on portions of the HH6 and HH8 mineral claims on the Simlock Creek Property. This work program commenced on August 12, 1998 after all relevant work permits had been obtained. The purpose of the 1998 program was to investigate an area of high gold values in soil samples taken in 1992. A total of 223 rock samples were taken from trenches and trail cuts and analyzed for gold (fire assay) and 32 other elements (ICP).

The trenching program was designed to investigate areas immediately up-slope from high gold values in soil. A total of 10 cross-trenches delineated a south-southeast trending zone of multiple quartz veins and silicified phyllitic wallrock over a length of approximately 450 metres. This zone is open in both directions. Mechanical trenches were dug at 50-meter (165-foot) intervals across the south-southeast trending zone of multiple quartz veins. Within the trenches, samples were taken across widths ranging from 5 cm (2 inches) to 100 cm (39 inches) depending upon the nature of material being sampled. Significant gold values were detected in quartz vein material, including an assay of 2.286 oz./ton gold across a five-foot width of vein. The main objective of surface exploration is to delineate targets which can be explored at depth using drilling techniques in order to measure the tonnage and average grade of the potential mineralized body or bodies. Information from drilling can also aid in determining whether or not the deposit can be mined and processed at a profit. Other techniques such as bulk sampling may be employed to assist in making this determination.

Pursuant to an option agreement dated March 1, 1999 the ("Agnew Agreement") between Harvey Creek Gold Placers Ltd., Donald Hawke and Gregory Campbell (collectively, the "Agnew Optionors"), NMM was granted the sole and exclusive right and option to acquire up to a 99% interest in and to the Agnew Lake Property. The Agnew Lake Property initially comprised of 201 mineral claims totalling 3,216 hectares overlays a mafic intrusion which has characteristics favourable for the concentration of PGM mineralization located near Sudbury, Ontario. Subsequent to the execution of the Agnew Agreement, NMM staked an additional 16 claims totalling 2,760 hectares on March 5, 1999 which are subject to the terms of the Agnew Agreement. See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

NMM changed its name to New Millennium Metals Corporation on March 22, 1999 to reflect its new objective of concentrating on platinum group metals properties.

During the year ended December 31, 1999, NMM issued 1,126,589 special warrants at prices ranging from $0.45 to $0.52 per special warrant for net proceeds of $543,450. The proceeds of the private placements were used to fund exploration at the Agnew Lake Property and for general working capital.

On September 3, 1999, NMM acquired a 100% interest in the Salter Property by staking three mineral claims totaling 352 hectares (869 acres) located within 10 kilometres of Massey, Ontario and within 40 kilometres of the Agnew Lake Property.

Initial geological investigations of the property failed to locate mineralization of economic interest and the Salter claims were allowed to lapse in September of 2002. Exploration and acquisition costs totaling $10,667 were expensed.

On September 3, 1999, NMM acquired a 100% interest in the Victoria Property by staking two mineral claims totaling 256 hectares (632 acres) located within 10 kilometres of Massey, Ontario and within 40 kilometres of the Agnew Lake Property. The Victoria Property was allowed to lapse with no work having been completed on the property. Acquisition and exploration costs totaling $2,009 were written off subsequent to December 31, 2001.

Pursuant to an option agreement dated effective February 7, 2000, as amended June 24, 2002, among NMM as the optionee and Don Leishman, Kenneth Fenwick and Don Chorkawy as the optionors, NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman Property. The Taman Property is comprised of 12 claim blocks covering a total of approximately 2,272 hectares (5,609 acres) approximately 80 km north-northeast of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac Des Iles Pd-Pt Mine.

Pursuant to an option agreement dated effective February 7, 2000, as amended June 24, 2002, among NMM as the optionee and Don Leishman, Kenneth Fenwick, Stephen Stares and Michael Stares as the optionors, NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman East Property. The Taman East Property is comprised of 6 claim blocks covering a total of approximately 1,280 hectares (3,160 acres) approximately 80 km north-northeast of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine.

On March 2, 2000 NMM acquired a 100% interest in the Swan River Property by staking two mineral claims totaling 7,440 hectares (18,368 acres) located on Reindeer Lake, 60 km east of Points North, Saskatchewan. The Company elected not to proceed with the Swan River Property and the claims were allowed to lapse in March of 2002 with no exploration work having been completed. Acquisition costs of $18,763 were expensed.

On March 20, 2000, NMM acquired a 100% interest in the Senga Property by staking 17 claim blocks encompassing a total of 3,744 hectares (9,243 acres) located approximately 85 km north-northeast of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac Des Iles Pd -Pt Mine.

On March 20, 2000, NMM acquired a 100% interest in the Tib Property by staking 12 claim blocks encompassing a total of 2,640 hectares (6,518 acres) located approximately 100 km north-northeast of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac Des Iles Pd -Pt Mine.

Pursuant to an option and joint venture agreement dated effective March 29, 2000 between NMM as the optionee and Fort Knox Gold Resources Inc. as the optionor ("Fort Knox"), NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Dog River Property. The Dog River Property consists of 9 claim blocks located approximately 96 km northwest of Thunder Bay, Ontario and about 18 km west of the Lac Des Iles Pt-Pd Mine. The Dog River Property is subject to an underlying agreement between Fort Knox and Kenneth Fenwick pursuant to which Mr. Fenwick was granted a 2.5% net smelter return royalty. In 2002, the Company, Fort Knox and Mr. Fenwick revised the Dog River Agreement whereby Fort Knox agreed, at no cost, to abandon any and all interest in the Dog River Property in favour of Mr. Fenwick subject to an option agreement being completed between the Company and Mr. Fenwick. Pursuant to the terms of the amending agreement dated February 20, 2002 between the Company and Mr. Fenwick, the Company was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Dog River Property by making cash payments totaling $35,000 and issuing 60,000 Common Shares to Mr. Fenwick.

Pursuant to an option agreement dated April 6, 2000 and effective June 14, 2000 between NMM as the optionee and Canadian Golden Dragon Resources Ltd. as the optionor ("CGD"), NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Ottertooth Property. The Ottertooth Property was comprised of 35 contiguous claim blocks covering a total of approximately 7,968 hectares (19,672 acres) located approximately 50 km of Armstrong, Ontario and 170 km north of Thunder Bay, Ontario. The Ottertooth Property was returned to the vendor in May of 2002 after initial geological investigations failed to detect mineralization of potential economic significance on the property. Acquisition and exploration costs of $180,581 were expensed by the Company in Fiscal 2002.

Pursuant to an option agreement dated effective April 20, 2000 among NMM as the optionee and Don Leishman, Kenneth Fenwick and Ron Tweedie as the optionors, NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Milford Bullseye Property. The Milford Bullseye Property is comprised of 4 contiguous claim blocks covering a total of approximately 832 hectares (2,054 acres) located approximately 90 km north-northeast of Thunder Bay, Ontario and 12 km west of North American Palladium's Lac Des Iles Pd-Pt Mine. The Milford Bullseye Property was returned to the optionors effective April 12, 2002 after initial geological investigation failed to located mineralization with economic potential. Exploration and acquisition costs totaling $41,245 were expensed by the Company in Fiscal 2002.

Pursuant to an option agreement dated effective May 2, 2000 between NMM as the optionee and Ted Aho as optionor, NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Buck East Property. The Buck East Property is comprised of 3 contiguous claim blocks covering a total of approximately 624 hectares (1,541 acres) located approximately 85 km north-northeast of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Buck East Property was returned to the optionor effective April 15, 2002 after initial geological investigations failed to locate any mineralization of potential economic interest. Exploration and acquisition costs totaling $59,951 were expensed by the Company in Fiscal 2002.

Pursuant to an option agreement dated effective May 5, 2000 among NMM as the optionee and East West Resource Corp. and Maple Minerals Inc. as the optionors, NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Lac Des Iles River Property. The Lac Des Iles River Property is comprised of 16 contiguous claim blocks covering a total of approximately 2,880 hectares (7,110 acres) located approximately 70 km north-northeast of Thunder Bay, Ontario and 17 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine complex. See "Item 4 -Information on the Company, Lac Des Iles Project, Ontario".

On June 18, 2000, a Letter of Intent was entered into between NMM and Pacific North West Capital Corp. ("PFN") with respect to the Agnew Lake Property. The terms of the Letter of Intent were subsequently formalized in an Option Agreement (the "PFN Option Agreement") executed between NMM and PFN on August 15, 2000. Pursuant to the terms of the PFN Option Agreement, NMM granted PFN the sole and exclusive right and option to acquire 50% of its rights and interest in the Agnew Lake Property which includes both the claims under option to NMM pursuant to the Agnew Agreement and 16 additional claims staked by NMM. See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

Between June 9 and August 25, 2000, NMM acquired a 100% interest in three small properties adjoining its Taman Property. The Taman North, Taman South and Taman Northwest properties (collectively referred to as the "Taman Margin Properties") were staked to cover possible extensions of the Taman Lake Intrusion off the adjacent Taman Property. The Taman North property was allowed to lapse in August of 2002 with no significant work having been completed on the property.

On June 28, 2000, a Letter of Intent was entered into between NMM and New Claymore Resources Ltd. ("New Claymore") with respect to the Shelby Lake Property. The terms of the Letter of Intent were subsequently formalized in an Option Agreement (the "Shelby Lake Agreement") executed between NMM as the optionee and New Claymore as the optionor effective July 26, 2000. Pursuant to the terms of the Shelby Lake Agreement, NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Shelby Lake Property. The Shelby Lake Property is comprised of 10 contiguous claim blocks covering a total of approximately 2,160 hectares (5,334 acres) 2,160 hectares. The Shelby Lake Property is located approximately 70 km north-northeast of Thunder Bay, Ontario and 17 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine. See "Item 4 - Information on the Company, Lac Des Iles Project, Ontario".

On September 22, 2000, NMM acquired a 100% interest in the Wakinoo Property by staking a single claim block totalling 192 hectares (474 acres) located approximately 75 km north-northeast of Thunder Bay, Ontario and 25 km southwest of North American Palladium's Lac Des Iles Pd -Pt Mine complex.

On September 22, 2000, NMM acquired a 100% interest in the Hottah Property by staking three contiguous claim blocks totalling 672 hectares (1,659 acres) located approximately 75 km north-northeast of Thunder Bay, Ontario and 18 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

Pursuant to an Agency Agreement dated for reference September 29, 2000 (the "First Delta Agency Agreement") between NMM and First Delta Securities Inc. ("First Delta"), First Delta was appointed to act as NMM's agent in selling 2,200,000 units of NMM at a price of $0.45 per unit. Each unit consists of one flow-through common share and one-half warrant. Each whole warrant, plus 60 cents, shall entitle the holder to acquire one non-flow through common share of NMM for a period of 18 months from the date of closing. On December 29, 2000, NMM closed a portion of this private placement and 896,223 units were issued. An additional 35,449 units were issued as a finder's fee, as well as $15,953 cash, and 100,000 warrants exercisable at $0.45 per share for two years expiring December 29, 2002 were issued to First Delta. For a period of twelve months following the reference date of First Delta Agency Agreement, First Delta shall have a right of first refusal to provide any further equity financing required by NMM.

Pursuant to an agreement dated for reference October 23, 2000 among NMM, MTAX 2000 Mineral Limited Partnership ("MTAX") and 578161 B.C. Ltd., MTAX had the right to commit to a flow-through private placement before December 31, 2000 at a fixed price. MTAX confirmed that it would subscribe for 285,714 flow-through share units of NMM at $0.35 per unit. Each unit consisted of one flow-through share and one-half flow through share purchase warrant. Each whole warrant, plus an additional $0.44, will allow the holder to purchase one additional flow-through share at any time for a period of 12 months from the date of closing. In consideration for arranging the private placement with MTAX, Strand Securities Corp. received a finder's fee of 8%, payable in flow through units at the same price as the private placement. On December 29, 2000, $100,000 was placed in trust and the funds were subsequently transferred to NMM on March 2, 2001.

A Heads of Agreement was entered into on December 19, 2000 pursuant to which NMM and PFN proposed to option a 60% interest in the Agnew Lake Property to Kaymin Resources Ltd. ("Kaymin"), a subsidiary of Anglo American Platinum Corporation Limited, the world's largest producer of platinum group metals. The Heads of Agreement outlined the basis on which the parties were prepared to negotiate in good faith a definitive earn-in agreement. In June 2000, a Farm-In Agreement was executed among Kaymin, NMM and PFN which set out the definitive earn-in terms and legally binding obligations. See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

Including the private placements with First Delta and MTAX, NMM issued 2,444,672 units at prices ranging from $0.35 to $0.50 per unit for net proceeds of $1,015,436 during the year ended December 31, 2000. The proceeds of the private placements were used to fund new acquisitions, exploration of the Lac Des Iles Project properties and for general working capital.

Pursuant to a letter agreement dated February 19, 2001, as amended November 27, 2002 between NMM as the optionor and Sydney Resource Corporation ("Sydney") as the optionee, Sydney was granted the sole and exclusive right and option to acquire up to a 60% interest in the Simlock Creek Property. During the year ended December 31, 2001, NMM wrote off acquisition and exploration costs of $1,123,275, less recoveries of $68,464, relating to the Simlock Creek Property, however it will retain title.

Between July 24 and September 21, 2001, NMM acquired a 100% interest in the Vande Property by staking seven claim blocks totaling 1,360 hectares (3,358 acres) located approximately 65 km north-northeast of Thunder Bay, Ontario and 15 km south of North American Palladium's Lac Des Iles Pd-Pt Mine complex.

Pursuant to a Memorandum of Understanding dated October 21, 2001 (the "ProAm Agreement"), NMM and PFN were granted the sole exclusive right and option to earn a 100% interest in and to 3 claim blocks internal to the Agnew Lake Property (the "ProAm Property") from ProAm Explorations Corporation. See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

On October 22, 2001, NMM entered into a letter agreement with PTG proposing the terms of an amalgamation pursuant to the provisions of the Company Act for the purposes of forming one company, Amalco, under the name "Platinum Group Metals Ltd." NMM and PTG had both been working independently in the Lac des Iles-Thunder Bay and Sudbury, Ontario areas for the previous two years and both parties recognized the synergy between them and the added value offered by the Amalgamation. An Amalgamation Agreement dated December 19, 2001 was entered into between the parties which formalized the terms of Amalgamation. See "The Amalgamation" on page 17. On November 7, 2001, NMM entered into a loan agreement with PTG for $100,000 secured against NMM's share of PFN. The successful completion of the Amalgamation has made this loan irrelevant.

During the year ended December 31, 2001, NMM issued 741,014 units for net proceeds of $141,096 pursuant to private placements 15,000 common shares on the exercise of warrants for net proceeds of $7,500 and 2,690 common shares of NMM on the exercise of stock options for net proceeds of $1,560. The flow through shares issued by NMM were priced at market and did not bear a premium as a result of their flow through nature. The proceeds of the private placements were used to fund exploration programs on the Lac Des Iles Project properties and for general working capital.

History and Development of PTG and the Company

PTG was incorporated under the laws of British Columbia on January 10, 2000 as 599141 B.C. Ltd. and changed its name to "Platinum Group Metals Ltd." on March 16, 2000 at which time it commenced operations. It was in the business of acquiring, exploring and evaluating mineral properties. PTG focused on acquiring a broad portfolio of mineral properties and mineral property interests where there is geological potential for platinum and palladium deposits. The geographic focus of PTG was in Canada, however it considered projects in the USA, Brazil and South Africa without the acquisition of any interest.

PTG issued 1,000,000 common shares to its founders at $ 0.01 per share in connection with incorporation. See "Item 7 -Major Shareholders and Related Party Transactions". PTG then completed a seed round of financing in April and May 2000 which raised a total of $600,000 by issuing a total of 3,000,001 Special Warrants convertible into common shares of PTG as follows: 2,605,000 Special Warrants convertible to 2,605,000 common shares of PTG for no further consideration sold at $0.20 per Special Warrant and 395,001 common shares of PTG sold at $0.20. From March to June 2000, PTG acquired interests in exploration properties in Ontario and the Northwest Territories targeted for their platinum and palladium mineralization potential. The property interests where obtained in various options to purchase an interest or by staking mineral claims directly.

PTG acquired mineral rights to properties in the Sudbury-River Valley area in March 2000 by a series of option agreements and staking mineral claims. These properties were part of the basis of PTG's initial public offering in Canada.

Pursuant to an arm's length agreement dated March 29, 2000 (the "Davis Agreement") among PTG as the optionee and John and Marie Brady and George Van Lith as the optionors (collectively referred to as the "Davis Optionors"), PTG was granted an option to acquire up to a 100% undivided interest in 29 units in the Sudbury Mining District, which formed part of the 37 claims in the Davis -Janes Block (the "Davis Brady Property"). PTG can exercise the option by paying to the Davis Optionors $60,000 in cash payments over a 3-year period from the date of the Davis Agreement (of which $20,000 had been paid) and issuing a total of 100,000 common shares of PTG within two years of the Davis Agreement (of which 70,000 common shares of PTG had been issued). The Davis Optionors retained a 2% NSR with advance royalty payments of $10,000 per year, commencing in the 48th month at a rate of $5,000 payable every six months thereafter. PTG can acquire 1% of the NSR up to commercial production for $1,000,000. The Company has elected not to maintain the Davis Agreement past March 29, 2002 and exploration and acquisition costs of $77,057 were written down subsequent to February 28, 2002. It did maintain claims it staked directly adjoining the Davis Brady Property and the royalty granted under the Davis Agreement attaches to these claims.

Pursuant to an Option Agreement dated March 29, 2000, amended October 31, 2000 and December 3, 2001 (the "Pebble Agreement") between PTG as the optionee and East West Resource Corporation ("East West") as the optionor, PTG was granted an option to acquire up to a 60% interest in the Pebble Property. The Pebble Property is comprised of seven contiguous claim blocks, and portions of 4 additional claim blocks covering a total of approximately 1,536 hectares (3,792 acres) located approximately 35 km east-northeast of North American Palladium's Lac Des Iles Pd-Pt Mine in the Thunder Bay Mining Division of Northwestern Ontario. The Pebble Property adjoins the Stucco Property and forms part of the East Lac Des Iles Project. See "Item 4 - Information on the Company, East Lac Des Iles Project, Ontario".

Pursuant to an option agreement dated April 10, 2000 and amended October 31, 2000 between PTG as the optionee and Canadian Golden Dragon Resources Ltd. as the optionor, PTG was granted an option to acquire up to a 60% interest in the South Legris Property. The South Legris Property is comprised of 23 contiguous claim blocks covering a total of approximately 4,032 hectares (9,957 acres) located approximately 90 km north-northeast of Thunder Bay, Ontario and 11 km south of North American Palladium's Lac Des Iles Pd -Pt Mine. The South Legris Property adjoins the Shelby Lake, and Vande Properties and forms part of the Company's Lac Des Iles Project. See "Item 4 - Information on the Company, Lac Des Iles Project, Ontario".

On April 17, 2000, PTG entered into a joint venture arrangement with Norcal Resources Ltd. ("Norcal") whereby Norcal paid the costs of staking certain mineral claims. PTG received a 40% interest in 376 units staked by providing certain technical information on target areas in McWilliams, Crerar, Notman, Gladman and Hammell Townships in the Sudbury, Ontario area. Of these properties, only the Notman property remains. Acquisition and exploration costs totalling $5,702 were expensed by the Company in Fiscal 2002.

Pursuant to an arm's length agreement dated June 7, 2000 and amended June 7, 2001 and July 15, 2002 among PTG as the optionee and Messrs. Bill Kizan and Lloyd Anderson as the optionors, PTG was granted an option to acquire up to a 100% interest in the Rutledge Lake Property in the Northwest Territories. PTG staked an additional 21 claims covering 17,584 hectares (43,450 acres) which are subject to the terms of the Rutledge Agreement.

In October 2000, Apex Geoscience Ltd. completed an independent report on the Rutledge Property (the "Apex Report"). The Apex Report confirmed the earlier reports of a high-grade platinum occurrence on the property, which returned grades between 40-50 g/t platinum. The report recommended a $900,000 exploration program on the property. The Apex Report and the Rutledge Property were part of the PTG's initial public offering in Canada. On October 18, 2000, PTG sold a right of first offer on the Rutledge Property to Impala Platinum Holdings Ltd. of South Africa for $300,000. PTG drilled 10 holes totaling 1,072 meters (3517 feet) during the period of March 1 to April 16, 2001. Drilling results were not of economic interest but based on the geological setting more work was recommended. No further exploration is planned for the Rutledge Lake Property. Acquisition and exploration costs totalling $551,307 were expensed by the Company in Fiscal 2002.

Pursuant to an arm's length agreement dated June 14, 2000 between PTG as the optionee and Roland Dubeau as the optionor, PTG was granted an option to acquire up to a 100% interest in 24.5 units in the Sudbury Mining Division which formed part of the Henry Block by paying Mr. Dubeau $38,000 in cash (of which $14,000 has been paid) and issuing 30,000 common shares of PTG (of which 10,000 shares have been issued) over a four-year period. PTG also granted Dubeau a 5% net profits interest royalty. The Property was returned to the vendor in June of 2002. Acquisition and exploration costs totalling $18,041 were expensed by the Company subsequent to Fiscal 2002.

In June 2000, PTG acquired (by staking) a 100% interest in 16 mineral claims in two non-contiguous blocks totalling approximately 3,360 hectares (8,302 acres) (the "Leckie Property") in the Lake Nip igon area of Ontario. During 2002 the Company elected not to proceed with exploration of the Leckie Lake Property. Acquisition and exploration costs totalling $25,180 were expensed by the Company subsequent to Fiscal 2002.

On September 22, 2000, Clark Exploration Consulting of Thunder Bay, Ontario, completed an independent geological report (the "Clark Report") on the exploration potential of the South Legris, Leckie and Pebble and Properties. The South Legris, Leckie and Pebble Properties were part of PTG's Initial Public Offering in Canada in February 2001. The Clark Report recommended exploration expenditures of $150,000 on these properties.

Pursuant to an arm's length agreement dated September 27, 2000, executed on October 1, 2000 and amended October 4, 2001 between PTG as the optionee and Frank Racicot as the optionor, PTG was granted an option to acquire up to a 100% interest in the Racicot-Loughrin Property in Loughrin Township (the "Racicot-Loughrin Property") by paying $62,500 in cash over a four-year period (of which $12,500 has been paid) and issuing 80,000 common shares of PTG over a three year period (of which 20,000 common shares have been issued). The optionor retains a 2% NSR, of which PTG can acquire 1% up to commercial production for $1,000,000. In September of 2002, the Company elected not to proceed with any further exploration and returned the property to the vendor. Acquisition and exploration costs totalling $39,662 were expensed by the Company subsequent to Fiscal 2002.

On November 3, 2000, PTG entered into an agency agreement term sheet with Goepel McDermid Inc. for the sale of up to $2,700,000 of PTG common shares at $0.50 per common share and up to $1,450,000 of Flow Through Special Warrants at $0.55 per Special Warrant, each Special Warrant convertible into one PTG common share. The final agency and sponsorship agreement was executed on February 15, 2001 with Raymond James Ltd. when it acquired Goepel McDermid Inc.

In the Flow Through portion of the offering, PTG agreed to spend the funds in Canada and pass the tax deduction on to the subscribers. A corporate finance fee of $25,000 was payable to Raymond James Ltd. as well as an 8.0% commission and broker warrants for 10% of the total number of PTG Flow Through Special Warrants and common shares issued. Raymond James Ltd. also had rights to oversell the offering by 15%, which they exercised. As a result, a total of 2,383,090 Flow Through Special Warrants, each one convertible into the same number of common shares of PTG, were sold and issued in a private placement in December 2000 and a total of 3,195,391 common shares of PTG were sold and issued in February 2001.

PTG filed and received a receipt for a prospectus in British Columbia and Alberta, Canada on February 15, 2001 for the public offering of securities covering: the 2,605,000 common shares of PTG to be issued under the exercise of the 2,605,000 Special Warrants previously issued at $0.20 per Special Warrant, the 2,383,090 Flow Through common shares of PTG to be issued on the conversion of 2,383,090 Special Warrants previously sold at $0.55 per Special Warrant and the 3,195,391 common shares of PTG issued at $0.50 per share on the Initial Public Offering. PTG was listed and called for trading on the Exchange on March 6, 2001.

Pursuant to an agreement dated March 22, 2001 between PTG as the optionee and Jobin Bevans & Co. as the optionor, PTG was granted an option to acquire up to a 100% in the Street-JB Property consisting of 77 units located in the Sudbury Mining District, Ontario by paying $49,400 in cash (of which $9,400 has been paid) and issuing 60,000 common shares of PTG (of which 15,000 shares have been issued) over a two-year period. The Company has elected not to maintain this option agreement and the property has been returned to the vendor. Acquisition and exploration costs totalling $68,537 were expensed by the Company in Fiscal 2002.

Following the Initial Public Offering, PTG continued its exploration and evaluation of the Sudbury area properties from April 2001 to August 2001. A program of geological mapping, geochemical sampling and prospecting was carried out across the Sudbury-River Valley Properties. This work outlined an area of increased platinum and palladium values on the Davis - Janes block, and on a block held under option from a private landholder under the Landholder Agreements. By August 31, 2001, PTG had spent a total of $278,000 on mineral exploration in the Sudbury area. Only $25,000 in exploration was completed in the Sudbury region from August 31, 2001 and February 28, 2002. On February 28,2002, the Company reduced its property holdings in the Sudbury region and wrote off $160,000 in exploration and acquisition costs.

From April 2001 to August 2001, PTG continued its exploration and evaluation in the Thunder Bay area on the South Legris and Pebble Properties. Exploration consisted of geological mapping, geochemical sampling and prospecting and the start of a drilling program at South Legris. By August 31, 2001, PTG had spent a total of $218,000 on the Thunder Bay Properties. Work by PTG in the summer of 2001 discovered a palladium occurrence at surface on the South Legris Property. PTG expanded its exploration investment in the South Legris Property from August 2001 to November 2001 with a drilling program. The drilling intersected anomalous platinum and palladium values below economic thresholds for grade thickness. However, further exploration, including additional drilling, was recommended at South Legris.

Pursuant to an option agreement dated September 27, 2001 between PTG as the optionee and Canplats Resources Corporation ("Canplats") as the optionor, PTG was granted an option to acquire up to a 51% interest in the Stucco Property, a land package of 298 claim units of optioned unpatented mining claims and 65 units of staked unpatented mining claims. See "Item 4 - Information on the Company, East Lac Des Iles Project, Ontario".

An underlying agreement on the Stucco Property provides for an additional option on 16 claim units totaling 260 hectares (640 acres) for cash payments totaling $10,000 over a period of six months and (paid) and 50,000 common shares of Canplats over a period of 18 months commencing October 10, 2001, a 2% NSR Royalty in favour of the underlying vendors and advance royalty payments of $5,000 per year commencing in the 48th month, increasing to $10,000 per year commencing in the 72nd month and continuing at $10,000 per year until the commencement of commercial production. PTG has agreed that if it elects to keep its option in good standing, it will pay Canplats the cash value of the Canplats shares issued to the underlying vendors, based upon the market price of Canplats' shares on the date of issuance to a maximum of $2.00 per share. The Stucco Property currently totals 6,064 hectares (14,972 acres).

On November 7, 2001, PTG entered into a loan agreement with NMM for $100,000 secured against their holdings of common shares of Pacific North West Capital Corp. The successful completion of the Amalgamation has made this loan irrelevant.

On December 20, 2001, PTG received Exchange approval for, and completed, a non-brokered private placement of 1,327,500 flow through common shares at $0.25 per share. PTG was obligated to complete $331,875 in exploration expenditures in Canada and has renounced the tax deduction for such expenditures to the subscribers for the flow through common shares.

On January 29, 2002, PTG closed a non-brokered private placement for 250,000 common shares at $ 0.25 per share.

Pursuant to an option agreement dated February 6, 2002 (the "Ruza Agreement") between PTG as the optionee and Mr. Jerry Ruza as the optionor, PTG acquired the right and option to earn up to a 100% undivided interest in two mineral properties (the "Levack Property" and the "Windy Lake Property") along the outside of the western rim of the Sudbury Basin, Sudbury Mining District, Ontario. PTG also acquired a 100% interest in a third property (the "Cascaden-Ministic Property") by staking one claim block covering a total of approximately 224 hectares (553 acres) along the western rim of the Sudbury Basin in February of 2002. In February 2002, PTG acquired an additional 28 claim units by staking 448 hectares (1,107

Acres) contiguous to the Windy Lake Property. PTG holds 100% interest in these claims which are not subject to the Ruza Agreement.

The Amalgamation was completed on February 18, 2002. See "The Amalgamation" on page 17.

Pursuant to an option agreement dated February 22, 2002 (the "LB Agreement") between the Company as the optionee and 686715 Alberta Ltd. as the optionor, the Company was granted the sole and exclusive right and option to acquire up to a 100% undivided interest in 3,585 hectares (8,852 acres) in Nunavut, northern Canada (the "LB Gold Property") by paying $100,000 in cash and issuing 150,000 Common Shares over a four-year period. A 3% net smelter return royalty was also granted to the vendor with a buy back option of up to 2% at a rate of $1,000,000 for each percentage point. In August of 2002, the Company elected not to proceed with further exploration on the LB Property and the property was returned to the vendor. Acquisition and exploration costs totalling $39,661 were expensed by the Company in Fiscal 2002.

On April 24, 2002, the Company reported it had entered into a best efforts agency agreement with Pacific International Securities Inc. as lead agent of up to 4,000,000 Common Shares at $0.25 per share. The Company closed this private placement on June 6, 2002, issuing 3,200,000 Common Shares at $0.25 per share for gross proceeds of $800,000. A commission of $51,837 cash and 319,000 agents warrants exercisable at $0.25 per share expiring June 6, 2003 were paid in connection with this brokered private placement.

On May 30, 2002, the Company closed a non-brokered private placement for 1,403,572 units at $0.28 per unit for gross proceeds of $393,000. Each unit consisted of one Common Share and one half of one share purchase warrant. Each full warrant may be exercised into one Common Share at a price of $0.36 per share expiring on May 30, 2003.

An option agreement dated May 30, 2002, as amended October 16, 2002, was entered into between the Company and Arcata Resources Corporation ("Arcata") pursuant to which the Company granted Arcata the sole and exclusive right and option to acquire 60% of its rights and interest in the Windy Lake, Levack and Cascaden-Ministic Properties.

On August 15, 2002, the Company entered into a Heads of Agreement with Africa Wide Mining (Pty) Ltd. ("Africa Wide"), a largely black-owned South African mining company, on the Tweespalk and War Springs Properties. The industry standard joint venture will be structured on a 30:70 basis, with Africa Wide having a 30% participating interest and the Company 70%.

On August 16, 2002, the Company acquired a 100% interest in the Norman Property by staking two contiguous claim blocks totaling 48 hectares (118 acres) located approximately 40 km north of Sudbury, Ontario along the northern rim of the Sudbury Basin.

Between September 6 and October 3, 2002, the Company acquired a 100% interest in the Coldwater Property by staking three contiguous claim blocks totalling 480 hectares (1,185 acres) located approximately 80 km northwest of Thunder Bay, Ontario and 30 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine.

On October 3, 2002, the Company acquired a 100% interest in the Thumper Property by staking a single claim block totalling 128 hectares (316 acres) located approximately 80 km northwest of Thunder Bay, Ontario and 13 km southwest of North American Palladium's Lac des Iles Pd-Pt Mine.

Between September 6 and November 20, 2002, the Company acquired a 100% interest in Thread Property by staking 11 contiguous claim blocks totalling 2,288 hectares (5,649 acres) located approximately 95 km north of Thunder Bay, Ontario and 35 km east of North American Palladium's Lac Des Iles Pd -Pt Mine.

Pursuant to an option agreement dated September 9, 2002 between the Company and Ledig Minerale Regte 909 JQ (Pty) Ltd. ("Ledig Minerale"), the Company may earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm Property located in the Western Bushveld area near Sun City, RSA, approximately 100 km northwest of Johannesburg. See "Item 4 -Information on the Company, Republic of South Africa Properties". As at February 28, 2003, the contingencies were not satisfied and the Ledig Agreement was terminated.

During Fiscal 2002, the Company focused its acquisition efforts on the Republic of South Africa ("RSA"). The Company formed a 100% South African subsidiary named Platinum Group Metals (RSA)(Pty) Ltd. for the purposes of holding mineral rights and conducting operations on behalf of the Company in the RSA. The Company has also entered into an exclusive services contract with GeoActiv Dynamic Geological Services, a South African company, whereby GeoActiv provides expert geological consulting to the Company for the purposes of acquiring, exploring and developing mineral properties in the RSA.

Pursuant to an option agreement dated June 3, 2002, as amended July 3, 2002, between the Company and Rory Mitchell, Jeffrey Alexander Howard, James Robert Home Whitehouse and Christopher Andrew Whitehouse, the Company was granted the right to earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg . The properties are comprised of the 2,396-hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited. See "Item 4 - Information on the Company, Republic of South Africa Properties".

During Fiscal 2002, the Company focused its Canadian exploration efforts on detailed geology, geochemistry and drilling work on its properties located near Thunder Bay, Ontario. The focus of attention has been the Shelby Lake and the Lac des Iles River Properties. The exploration and drilling programs were completed on time and on budget. Exploration results have been positive and further work is recommended. On the Agnew Lake Property located west of Sudbury, Ontario, Joint Venture partners Pacific Northwest Capital and Kaymin Resources Limited, a subsidiary of Anglo American Platinum Corporation Limited, are conducting a $1.25 million second year exploration program.

The Company acquired many of its Thunder Bay and Sudbury properties through its amalgamation with NMM. See "The Amalgamation" on page 17. At February 18, 2002, these properties had a net acquisition cost to the Company of $1,930,444. Including the NMM properties, acquisition costs incurred and deferred during Fiscal 2002 totaled $2,195,517 (2001 -$171,722). Exploration and development costs deferred for the year totaled $977,795 (2001 - $783,590). Of that amount, approximately $721,000 was incurred on the Company's Thunder Bay properties, approximately $112,000 was incurred on the properties near Sudbury and approximately $114,000 was incurred on the Company's new South African properties.

Approximately $31,000 was spent in the Northwest Territories. Cost recoveries on mineral properties during Fiscal 2002 amounted to $198,709 (2001 - $300,000). During the year, $1,090,871 (2001 - $7,325) in net deferred costs relating to mineral properties was written off.

Pursuant to an option agreement dated November 4, 2002 between the Company as the optionee and Mr. Weldon Gilbert as the optionor, the Company was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Farmer Lake Property. The Farmer Lake Property is comprised of 2 contiguous claim blocks covering a total of approximately 496 hectares (1,225 acres) located approximately 100 km north of Thunder Bay, Ontario and 40 km east of North A merican Palladium's Lac Des Iles Pd -Pt Mine.

On November 26, 2002, the Company entered into Share Subscription Agreement with Active Gold Group Ltd. ("Active Gold") pursuant to which the Company acquired 1,461,904 shares or 26% of Active Gold at a price of $0.10967 per share for a total subscription price of $160,327. Active Gold plans to acquire, explore and develop gold mineral resource properties principally in South Africa.

On November 27, 2002, the Company entered into a best efforts agency agreement with Pacific International Securities Inc. and Haywood Securities Inc. as co-lead agents for a private placement of up to 1,600,000 flow through units at $0.65 per flow through unit and 3,000,000 non-flow through units at $0.50 per unit. Each flow through unit consisted of one flow through Common Share and one non-flow through share purchase warrant. Each non-flow through share purchase warrant is exercisable into one additional non-flow through Common Share at $0.85 per share for a period of twelve months from closing. Each non-flow through unit consisted one Common Share and one half of a share purchase warrant. Each whole share purchase warrant is exercisable into one additional Common Share at $0.75 per share for a period of 24 months from closing. The Company closed this private placement on December 23, 2002, issuing 1,181,346 flow through units and 2,062,500 non-flow through units for gross proceeds of $1,799,125. A commission of $118,939 cash and 304,385 agent's warrants exercisable at $0.75 per share expiring December 23, 2004 was paid in connection with this brokered private placement.

On December 13, 2002, the Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa. See "Item 4 - Information on the Company, Republic of South Africa Properties".

On December 18, 2002, the Company announced the closing of a private placement for proceeds of $500,000. A total of 1,000,000 units were issued at a price of $0.50 per share. Each unit consisted of one common share and one half common share purchase warrant. Each whole warrant is exercisable into one Common Share at a price of $0.75 until December 17, 2004. No finder's fee or commission was paid with respect to this private placement.

Business Overview

The Company's Canadian property portfolio includes a small land position in the River Valley Intrusion at Sudbury, Ontario, the Agnew Lake joint venture near Sudbury, claims along the western rim of the Sudbury basin, a large land position in the Lac Des Iles PGE District, Ontario including the Pebble, Stucco, South Legris, Lac des Iles River, Shelby Lake Properties, the Rutledge Lake Property in the Northwest Territories and the Simlock Creek Property in British Columbia. In South Africa, the Company has options to earn interests in the War Springs, Tweespalk, Ledig and Elandsfontein properties, all of which are located within the Bushveld Igneous Complex ("BIC"). The BIC is the source of most of the world's platinum and is a significant producer of palladium and other platinum group metals (PGM's) as well as chrome.

Exploration on the South Africa and Ontario properties are not affected by seasonal changes although in Ontario, heavy equipment may or may not be moved over the soft ground for approximately six weeks in the spring during thaw. Exploration and other activities are difficult and expensive in the Northwest Territories in January to March as a result of short day light hours and cold temperatures.

To conduct its exploration, the Company is dependent on sub-contractors for drilling equipment and supplies. These are generally available but vary in price and immediacy of availability subject to demand. The Company has also entered into an exclusive services contract with GeoActiv Dynamic Geological Services, a South African company, whereby GeoActiv will provide expert geological consulting to the Company for the purposes of acquiring, exploring and developing mineral properties in the RSA.

The Company does not earn any revenues from operations. The Company has financed its operations principally through the sale of its equity securities. While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing. See "Item 3 - Key Information - Risk Factors."

	Year Ended	Year Ended	From commencement of operations, March 16,
	August 2002	August 2001	2000 to August 31, 2000

Interest Earned	$23,028	$60,582	$1,562

At this time, the Company has limited financial resources, and there is no assurance that additional funding will be available to it for the further exploration of its properties. The Company has relied upon external financing, including the issuance of equity securities, to fund its activities to date. The Company will continue to rely upon such forms of financing for the foreseeable future. The Company intends to obtain financing for its planned work in 2003 through any or all of joint venturing projects, debt financing, equity financing or other means. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interests in its properties.

Organizational Structure

The Company has a wholly owned subsidiary incorporated under the laws of The Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited ("PTM-RSA"). The registered and records offices of PTM-RSA are located at 4 th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, South Africa. The principal business address of PTM-RSA is Suite 800, 409 Granville Street, Vancouver, British Columbia V6C 1T2.

On November 26, 2002, the Company entered into Share Subscription Agreement with Active Gold Group Ltd. ("Active Gold") pursuant to which the Company acquired 1,461,904 shares or 26% of Active Gold at a price of $0.10967 per share for a total subscription price of $160,327. Active Gold was incorporated under the laws of Canada to acquire, explore and develop gold mineral resource properties principally in South Africa. The registered and records offices of Active Gold are located at Gowling Lafleur Henderson LLP, Barristers and Solicitors, Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1. The principal business address of Active Gold is Suite 800, 409 Granville Street, Vancouver, British Columbia V6C 1T2. The authorized share capital of Active Gold consists of an unlimited number of common shares.

Active Gold has one subsidiary, Active Gold Group (RSA) (Pty.) Limited, a company duly incorporated under the laws of The Republic of South Africa ("Active SA"), and Active SA is duly registered and licensed to carry on its business, as now carried or intended to be carried on, and to acquire, hold and dispose of property as may be required by the laws of The Republic of South Africa.

Property, Plants and Equipment

The Company's executive offices are located in rented premises of approximately 2,359 square feet at Suite 800, 409 Granville Street, Vancouver, British Columbia V6C 1T2, telephone (604) 899-5450. The Company began occupying this facility on December 1, 2001 on a three-year lease and the current annual obligation is approximately $60,000. It is considered adequate for current needs.

The Company has no significant plant or equipment for its operation. Equipment used for exploration or drilling is rented or contracted as needed.

Republic of South Africa Properties

Information italicized below has been excerpted from a Report dated January 15, 2003 entitled "Technical Report on the Ledig, Elandsfontein, War Springs and Tweespalk Platinum Properties - North West Province and Limpopo Province, Republic of South Africa" by Gerhard Meintjes, PhD , Pr Sci Nat, of GeoActiv (Pty) Ltd.

The South Africa Properties contain no known body of commercial ore. All exploration programs conducted by the Company to date have been exploratory in nature.

PTM has established a subsidiary in the Republic of South Africa, namely Platinum Group Metals RSA (Pty) Ltd., to carry out business on behalf of PTM in South Africa (Registration No. - 2000/025984/07).

Location, Description and Acquisition

War Springs and Tweespalk Property

Pursuant to an option agreement dated June 3, 2002, as amended July 1, 2002, between the Company and Rory Mitchell, Jeffrey Alexander Howard, James Robert Home Whitehouse and Christopher Andrew Whitehouse, the Company was granted the right to earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex. The War Springs and Tweespalk Properties are located near the town of Mokopane (Potgietersrus), approximately 200 kilometres north of Johannesburg, South Africa, in the Limpopo (Northern) Province. The properties are comprised of the 2,396-hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited. Costs of investigation and acquisition amounting to $141,450 were incurred prior to August 31, 2002 and these costs have been deferred. The Company may purchase 100% of these mineral rights at any time over the next three years for US $475 per hectare in year one, US $570 per hectare in year two, or US $690 per hectare in year three. The Company has also agreed to pay prospecting fees to the vendors of US $2.50 per hectare in year one, US $2.75 per hectare in year two and US $3.25 per hectare in year three. The vendors retain a 1% NSR Royalty on the properties, subject to the Company's right to purchase the NSR at any time for US $1.4 million. A 5% finders fee on payments made to the vendors is payable to GeoActiv Dynamic Geological Services.

On August 15, 2002, the Company entered into a Heads of Agreement with Africa Wide Mining (Pty) Ltd. ("Africa Wide"), a largely black-owned South African mining company, on the Tweespalk and War Springs Properties. The industry standard joint venture will be structured on a 30:70 basis, with Africa Wide having a 30% participating interest and the Company 70%.

Prospecting and Option Contract for 100% of the mineral rights of the War Springs and Tweespalk Properties
Property	Area (ha)	Legal Description	Registration Division
War Springs	2,396	Oorlogsfontein 45KS	L.R. Northern Province
Tweespalk	2,177	Tweespalk 733LR	L.R. Northern Province

Surface exploration activities including diamond drilling will be subject to the conditions agreed to in the Environmental Management Programme (EMPR) filed with the Prospecting Permit application. The EMPR outlines how the explorer will treat the environment during the course of its exploration program. Consultation with surface owners is included in this process.

An application for a prospecting permit and an Environmental Management Programme (EMPR) for the War Springs Property were filed with the DME on PTM's behalf on 2 September, 2002. A prior prospecting permit has been granted to a third party at War Springs and the Company has been advised by its South African legal counsel that such an application is invalid. The Company has appealed this earlier grant on the basis that the requirements for legal competency were not fulfilled by the applicant. The issue is before the Director General of the Department of Minerals and Energy under the established appeal process and the Company expects this matter to be resolved in the first quarter of 2003.

An application for a prospecting permit and an Environmental Management Programme (EMPR) for the Tweespalk Property were filed with the DME on PTM's behalf on 16 July, 2002. At the time of the writing of this report the grant of the prospecting permit from the DME had not yet been received.

Ledig Property

The Company entered into an option agreement dated September 9, 2002 with Ledig Minerale Regte 909 JQ (Pty) Ltd. ("Ledig Minerale") whereby the Company may earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm Property located in the Western Bushveld area near Sun City, RSA, approximately 125 km northwest of Johannesburg. At August 31, 2002, the Company had incurred $25,578 in costs relating to the Ledig Farm Property and these costs have been deferred. To earn its interests under the option agreement, the Company must make cash payments to the vendors of ZAR 40,000,000 (approximately CDN $5.9 million) spread over 2 years. The initial payment of ZAR 1,000,000 (CDN $157,000) was paid on September 20, 2002. The Company must also incur exploration and development expenditures of ZAR 30,000,000 (approximately C $4.4 million) over 3 years. Further payments by the Company are contingent upon completion of certain title confirmation procedures by Ledig Minerale and the granting of a valid prospecting license by the Government of the Republic of South Africa. Subsequent to the date of the report excerpted here, the Ledig Agreement and the property rights of the Company have been terminated as at February 28, 2003.

Prospecting and Option Contract for mineral rights of the Ledig Property
Property	Area (ha)	Percent of mineral rights	Legal Description	Registration Division
Ledig	235.6	90%	Portion 5 of Farm Ledig 909 (formerly 93)	J.Q. North West Province
	235.6	90%	Portion 6 of Farm Ledig 909 (formerly 93)	J.Q. North West Province
	462.4	70%	Portion 4 of Farm Ledig 909 (formerly 93)	J.Q. North West Province
	468.9	50%	Portion 2 of Farm Ledig 909 (formerly 93)	J.Q. North West Province
Total	1,400.5

Surface exploration activities, including diamond drilling, will be subject to the conditions agreed to in the Environmental Management Programme (EMPR) filed with the prospecting permit application .The EMPR outlines how the explorer will treat the environment during the course of its exploration program. Consultation with surface owners is included in this process.

An application for a prospecting permit for the Ledig Property was filed with the DME on PTM's behalf on October 14, 2002. At the time of the writing of this report the grant of the prospecting permit from the DME had not yet been received.

The southern boundary of the Pilansberg National Park cuts across the Ledig Property. This is not expected to be an issue in the granting of the prospecting permit or the anticipated exploration program, as the Pilansberg Park covers the area underlain by the Pilansberg Intrusive Complex and not the area underlain by the Bushveld Igneous Complex (the target for the intended exploration programme).

Elandsfontein Property

The Elandsfontein Property is located near the resort of Sun City, approximately 125 kilometres northwest of Johannesburg, South Africa in the North West Province. The Elandsfontein Property is located 7 km south of the Ledig Property.

PTM entered into a Prospecting and Option Contract option agreement to purchase 100% of the mineral rights of portions 12 and 14 of the farm Elandsfontein 102 JQ (296 ha) by first paying 150,000 ZAR1 to the mineral rights holders in prospecting fees. PTM must also pay a base price of 43 ZAR (C$7.70) per tonne of open castable economic resource on the property, to a minimum of 4,000,000 ZAR. A further payment of 4.30 ZAR per tonne is due on any economic underground resource at the time of a mining authorization. The purchase price is payable 90 days after the granting of a mining authorization. PTM is also obligated to a 400,000 ZAR exploration program and such a program is anticipated to commence in February 2003.

Prospecting and Option Contract for 100% mineral rights of the Elandsfontein Property
Property	Area (ha)	Percent of mineral rights	Legal Description	Registration Division
			Portion 12 of Farm Elandsfontein
Elandsfontein	213	100%	102	J.Q. North West Province
			Portion 14 of Farm Elandsfontein
	83	100%	102	J.Q. North West Province
Total	296

Surface exploration activities including diamond drilling will be subject to the conditions agreed to in the Environmental Management Programme (EMPR) filed with the prospecting permit application. The EMPR outlines how the explorer will treat the environment during the course of its exploration program. Consultation with surface owners is included in this process. The contract also gives PTM the option to purchase the surface rights at 6,500 SAR per hectare or portion thereof upon the granting of a mining permit.

A valid prospecting permit already exists for the Elandsfontein Property, which will enable PTM to commence exploration at its discretion. Prospecting permit No. 269/2002 (office reference No. RDNW(KL) 5/2/2/4477) was issued to Royal Mineral Service CC on October 14, 2002 to explore chrome and platinum on the Elandsfontein Property. The prospecting permit is valid until October 13, 2003. The permit is renewable.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The War Springs and Tweespalk Properties are easily accessible from Johannesburg by travelling north on the N1 highway.

The War Springs property is located approximately 5 kilometres south of the town of Mokopane (Potgietersrus) and 17 kilometres south of Anglo Platinum's Potgietersrust Platinum Mine. The N1 highway crosses the property, as well as numerous gravel roads which provides for easy access.

1 Interbank Exchange Rate - Dec. 25, 2002: 1 USD = $1.5481 CAD : 1 ZAR (South African Rand ) = $0.17632 CAD

The Tweespalk property is located approximately 55 kilometres north of the town of Mokopane (Potgietersrus) and 25 kilometres north of Anglo Platinum's Potgietersrust Platinum Mine. The property is easily accessed from Mokopane (Potgietersrus) by travelling north along Regional Road 35, which crosses the property. A new highway to Polokwane (Pietersburg) follows the northern boundary of the town of Rustenburg and numerous other gravel roads on the property provide for easy access.

The Ledig and Elandsfontein Properties are easily accessible from Johannesburg by travelling 120 kilometres northwest on the Regional Road 24 to the town of Rustenburg and then a further 35 kilometres to the Elandsfontein Property and another 7 kilometres to the Ledig Property. Numerous gravel roads cross both properties, which provides for easy access. The resort of Sun City is located approximately 3 km east of the Ledig Property and 10 km north of the Elandsfontein Property.

The Ledig and Elandsfontein properties border Anglo Platinum's Bafokeng-Rasimone/Styldrift property with Ledig adjoining the Styldrift property and Elandsfontein adjoining the Bafokeng-Rasimone Platinum Mine. The Elandsfontein property is located 7 km south of the Ledig property.

PTM's properties are located on a central plateau characterized by extensive savannah, with vegetation consisting of grasses and shrubs with few trees. The climate is temperate with low rainfall and high summer temperatures, resulting in a semi-arid environment.

The climate is mild throughout the year and can be classified as semi-arid. South Africa has summer from November to April. In South Africa winter runs from May to October. In summer days are hot and generally sunny in the morning, with afternoon showers or thunderstorms. Daytime temperatures can rise to 38oC (100oF) and night temperatures drop to around 15oC (68-77oF). The afternoons can be humid. In winter, days are dry, sunny and cool to warm, while evening temperatures drop sharply. Daytime temperatures generally reach 20oC (68oF) and can drop to as low as 5oC (41oF) at night.

The terrain for all properties is almost flat. For the War Springs and Tweespalk total elevation relief is only 60m with elevations ranging from1020 to 1080m. For the Ledig and Elandsfontein properties the total elevation relief is greater since prominent hills occur in the northernmost portion of the Ledig Property, which is underlain by the Pilanesberg Alkaline Complex. However, the terrain becomes almost flat south of this geological contact between the Pilansberg Complex and the Bushveld Igneous Complex, including the southern portion of Ledig Property and the Elandsfontein Property. Topographical relief is minor limited to low gently sloped hills. Elevations range from 1080 to 1156m with an average of 1100m on the Elandsfontein Property and from 1060 to 1400m on the Ledig Property.

South Africa has a very large mining industry so any equipment or services required for any mineral exploration or mining project are readily available. Infrastructure is well established with abundant well maintained highways and roads as well as electricity distribution and telephone systems.

33

Figure 1: Property Location Map – War Springs and Tweespalk Properties

Highway
Pan Palladium
Platreef
Anooraq/
Anglo Platinum
PTM-TWEESPALK
Farm Tweespalk 733 LR
Moderate
Dip of
Platreef
Anooraq
Anooraq/
Anglo Platinum
ANGLO PLATINUM
PPRUST MINE
OPEN PITS
Anooraq/African Minerals
N1-Highway
Thabex
African Minerals
Highway
Town of Mokopane
(Potgietersrus)
PTM-War Springs
Farm Oorlogsfontein 45 KS
(1,398 ha)
Moderate
Dip of
Platreef
Platreef
Pan Palladium
0
10
20km
Scale
FIG 2
Anooraq/Anglo Platinum
Highway
N1-Highway
Pan Palladium
PLATINUM GROUP METALS LTD.
PLATINUM PROJECTS-SOUTH AFRICA
NORTHERN LIMB-BUSHVELD COMPLEX
PROPERTY LOCATION MAP
WAR SPRINGS & TWEESPALK PROPERTIES

Figure 2: Property Location Map – Ledig and Elandsfontein Properties

Pilanesberg National Park
PTM Ledig Property
Portions 2,4,5,6
909JQ (Formerly 93JQ)
Sun City
Park Bdy
LEGEND
Property Boundary
Lot Boundary
Highway
Road
Building
Park Bdy Pilanesberg National Park Boundary
Styldrift 90JQ
Anglo Platinum/Stydrift JV
PTM–Elandsfontein Property
Lots 12 and 14
Elandsfontein 102JQ
Lot 12
Lot 13
(Excluded)
Elandsfontein 102JQ
Boschkoppie 104JQ
Anglo Platinum
Bafokeng–Rasimone
Platinum Mine
0
2.5
5.0km
Scale
FIG 3
PLATINUM GROUP METALS LTD.
PLATINUM PROJECTS–SOUTH AFRICA
WESTERN LIMB–BUSHVELD COMPLEX
PROPERTY LOCATION MAP
LEDIG & ELANDSFONTEIN PROPERTIES

Property	Area (ha)	Percent of mineral rights	Legal Description	Registration Division
Elandsfontein	213	100%	Elandsfontein 102	Province
	83	100%	Elandsfontein 102	Province
Total	296

History

Exploration History of the Tweespalk Property

Because the Tweespalk property is privately owned records and reports of previous exploration are unknown. The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience. Map No. 2328 - Pietersburg covers the Tweespalk area. This mapping shows the BIC and the platinum bearing Platreef traversing the Tweespalk property. The only other exploration which PTM has a report for is a High Resolution Airborne Magnetic and Radiometric Survey completed by GAP Geophysics in 2002 on PTM's behalf covering the Tweespalk Property. A total of 720 line-km of survey were completed with lines spaced 50 m apart and a mean terrain clearance of 50 m. Magnetic data was collected every 1/10th of second (approximately every 5 m) and radiometric data collected every second (approximately every 50 m). Interpretation of this data indicates the BIC/basement contact as well as the overlying Upper Zone and Main Zone BIC mafic unit contacts. Such information will be most useful in planning for future exploration programs designed to trace and explore the platinum bearing Platreef.

Exploration History of the War Springs Property

Because the War Springs property is privately owned records and reports of previous exploration are unknown. The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience. Map No. 2428 - Nylstroom covers the War Springs area. This mapping shows the BIC and the platinum bearing Platreef traversing the War Springs property.

Exploration History of the Ledig Property

Because the Ledig property is privately owned records and reports of previous exploration are unknown. The area has been geologically mapped at a scale of 1:250,000 by the South African Council fo r Geoscience. Map No. 2526 - Rustenburg covers the Ledig area. This mapping shows the BIC traversing the Ledig property.

Exploration History of the Elandsfontein Property

Because the Elandsfontein property is privately owned records and reports of previous exploration are largely unknown. The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience. Map No. 2526 -Rustenburg covers the Ledig area. This mapping shows the BIC traversing the Elandsfontein property. The Elandsfontein property adjoins the Anglo Platinum Bafokeng-Rasimone Property currently in production. Anglo Platinum has mined the UG2 platinum reef to within a few tens of metres (approximately 30m) of the Elandsfontein property boundary, that is within the required legal distance from the boundary. This open pit is now filled in and rehabilitated. The projected strike of the UG2 reef would extend onto the Elandsfontein property. In 2002 mapping and a ground magnetometer survey by Royal Mineral Services CC on behalf of the original landholders indicated an approximate 600 m strike length of the UG2 reef near surface under soil and clay cover.

Geological Setting

Geology of the Bushveld Igneous Complex

The Bushveld Igneous Complex (BIC) is the worlds largest layered mafic-ultramafic intrusive body and contains the world's largest known deposits of platinum group metals (PGMs), comprising more than 75% of the worlds known PGM resources. The BIC is located in South Africa and extends 450 km east/west and 300 km north/south over an area of 65,000 sq km. ?

One geological model for the BIC is that it represents the root of a huge ancient magma chamber inside the earth where lava slowly cooled and crystallized with different minerals accumulating on the magma chamber floor thereby formed distinct layers including three PGM-bearing reefs. The layers appear as an 8 km-thick stack of enormous, thin saucers, the edges of which protrude from the surface.

The BIC system is divided into four sections: Eastern, Western, Southern and Northern Limbs. It is postulated that all four sections of the system were formed around the same time about 2 billion years ago since they are remarkably similar.?

The BIC consists of two primary phases:

  Rustenburg Layered Suite comprised of layered mafic/ultramafic rocks at the base to grading to mafic or intermediate rocks near the top of the sequence.
  Lebowa Granitic Suite/Rashoop Granophyre Suite comprised of granites, granophyres and other felsic rocks which overlies the Rustenburg Suite and forms the central core covering some 30,000 km2.

The BIC is underlain by either the Proterozoic sedimentary rocks of the Transvaal Supergroup and Archaean granite and gneiss. The central portion of the complex is overlain by Rooiberg lavas or younger sediments of the Palaeozoic Karoo Supergroup.

The Rustenburg Layered Suite can be divided into five zones or geological units as follows:

Top Upper Zone - up to 1300 m thick but not always present - anorthosite , leucogabbro ,diorite - up to 24 magnetite layers up to 6 m thick - several of the magnetite layers are high i n vanadium - hosts South Africa's large vanadium deposits

Main Zone - up to 3000 m thick

- norite and gabbronorite

Critical Zone

Upper Critical Zone - up to 600 m thick

  repetitive cyclic layers of pyroxenite, harzburgite, norite, anorthosite contains Merensky and UG2 platinum-bearing reefs
  chromitite layers UG1 to 3
  chromitite layers MG1 to 4

Lower Critical Zone - up to 800 m thick

  pyroxenitic cumulates
  seven chromitite layers up to 1 m thick- labelled as LG1 to 7 this unit hosts most of South Africa's chromite deposits

Lower Zone - up to 1300 m thick but not always present - layered pyroxenite, harzburgite, dunite

Bottom

Marginal Zone - up to 800 m thick but not always present - norite with minor pyroxenite

One of the outstanding features of the BIC is how the geologic units and stratigraphy are so similar and consistent over such great distances. Strong correlations have been made over hundreds of kilometres. An example is the platinum bearing Merensky Reef which has been traced for 280 km along strike and as far as 50 km down dip below the surface by geophysical methods.

The other outstanding geological feature of the Complex is prominent layering of the rocks. Rhythmic layering due to the repetitious oscillation from rock type to rock type is a common feature of almost all rock units. The layering is the result of magmatic differentiation and gravitational settling of the crystallites on an enormous scale. The scale of this layering can vary from centimetres to many tens of metres. Part of the layering is the repetition of "cycles", comprising a sequence of rock types which occur over and over again on top of one another. An example would include the Upper Critical Zone where eight cyclic units have been recognized.

The Pilanesberg Alkaline Complex is a younger complex of intrusive rocks, largely syenitic, which covers a circular area 30 km across near Sun City on the Western Limb. Minor lavas overlie the intrusive rocks. The complex was emplaced about 1,300 million years ago. The Ledig Property is in part underlain by rocks of this complex.

Deposit Types

The BIC contains significant deposits of chrome and vanadium in addition to PGMs. In 2000 South Africa ranked No.1 in the world in reserves of PGMs, chrome ore and of vanadium. Although PTM's primary exploration target will be PGMs on these properties, the possible occurrence of chrome or vanadium deposits on these properties wi ll also be kept in mind during the exploration program. One of the anticipated prime targets on the Ledig and Elandsfontein properties will be the UG2 Chromitite Layer, which contains significant PGM concentrations and chromite as a by-product.

Geology and Description of the Platinum and Chromite Reefs of the Bushveld Complex

The BIC contains three main PGM rich reefs or horizons: the Merensky Pyroxenite Layer, the UG2 Chromitite Layer and the Platreef. These reefs occur within the well-layered ultramafic to mafic igneous rocks of the Rustenburg Layered Suite. They come to surface near the margins of the Complex and then dip gently downwards toward the centre of the complex. Overall these mineralized horizons show remarkable continuity along strike and to depth. The Merensky and UG2 Reefs occur along the length of the Eastern and Western Limbs of BIC with a total strike length of 280 km (140 km along each limb). The Reefs also have a great depth extent with seismic surveys tracing the Reefs for as far as 50 km down dip from surface . The reefs have been mined to depths of about 2,000 m and drilled to depths of 3,300 m. The Merensky Reef occurs between 15 to 400 m above the UG2 horizon. The Reefs generally dip 9o to 27o, but in the vicinity of the Messin a Mine on the Eastern limb the dip is 65o which is unusual. The Platreef is found along the 100+ km length of the Northern Limb. The Platreef has been drilled to a depth of 1,500 m. The Platreef generally dips westerly at 40o, varying from 25o to 55o.

Chromite-rich seams or horizons occur near the PGM rich reefs. The UG2 Reef is a chromitite seam, which also contains high PGM. Other chromitite reefs contain variable but generally low PGM values. Extensive geological studies throughout the BIC have established stratigraphic locations of the PGM reefs and chromiitte layers. No chromite layers with any significant PGM's have to date been discovered on the Northern Limb.

Platreef and Other Mineralized horizons on the Northern Limb of the BIC

The Platreef is a sulphide and PGM bearing layer occurring along the base of the BIC in the Northern Limb of the Bushveld Igneous Complex. The Northern Limb is comprised of well defined Rustenburg Layered Suite igneous rocks and forms a linear north trending belt of more than 100 km in lenght. In the Northern Limb the base of the Rustenburg Layered Suite mafic/ultramafic rocks transgresses older footwall rocks, including quartzites, shales, Iron Formation, dolomite and granite gneiss. The Suite also attenuates northwards. Anglo Platinum's Potgietersrust Platinum Mine is located on the Northern Limb, approximately 17 km north of PTM's War Springs Property and 25 km south of PTM's Tweespalk Property.

The Platreef is a few metres up to 250 m or more in thickness and consists of altered rocks, generally described as "para-pyroxenite". The Platreef has been variably and extensively contaminated by the basement, particularly iron formation, shales and anhydrite bearing dolomite, with abundant xenoliths which have significantly influenced its chemistry. It is considered that two magmatic phases are represented in the Platreef: the high-grade B-reef and the younger, low-grade A-reef. Recent studies at Anglo Platinums's Potgietersrust Platinum Mine suggest that the PGE do not occur as sulphides in the reef. Instead they occur mainly as arsenides, tellurides and Pt and Pd alloys. Recent studies also report significant PGE's occuring within the footwall sediments. At Anglo Platinum's Potgietersrust Platinum Mine the Platreef rests on basement and dips 30 to 50 degrees west.

At the Anglo Platinum's Potgietersrust Platinum Mine (PPRust Mine) four separate ore zones have been delineated based on a 3 g/t PGE cut off. The uppermost of these zones is the thickest (2-39 m thick) and most consistent. Cu ranges from 0.1-0.25%, Ni from 0.15-0.35%, while PGMs vary from <0.25-15 g/t, and locally up to 25 g/t, with a Pt:Pd ratio of around 1:1. Where Cu+Ni is from 0.2-2%, there is a strong correlation between base metals and PGMs. The PGE contents of the Platreef do not vary with the thickness of the mineralised pyroxenite. Whereas the platinum:palladium ratio in the Merensky and UG2 Reefs is close to three to one, the two metals are found in equal measure in the Platreef deposits. Total reserves and resources at the Potgietersrust Platinum Mine on December 31, 2001 were 515 Mt grading 3.9 g/t4E.2 This mine is one of the lowest cost platinum producers in the world.

2 Anglo Platinum 2001 Annual Report

  Variable thickness from 10m to 250m
  Grades range from 1 to 4.5 g/t 4E
  Sulphide-rich
  Bulk -mineable

The correlation of stratigraphy between the Northern Limb and Eastern and Western Limbs has not been clearly established in large part due to the discordant basal contact of the Rustenburg Suite mafic/ultramafic intrusive rocks in the Northern Limb in which much of the lower portion of the Rustenburg Suite is missing. The lowermost units of the Rustenburg Suite are developed only at the southernmost end of the Northern Limb. Northwards, progressively higher units lap onto the floor of the magma chamber; the later magmas appear to have transgressed the lower units. The mineralization of the Platreef extends along the basal contact of the BIC in this area. Therefore, although the Platreef has been described as the local equivalent of the Merensky Reef, because of the missing lower portion of the Rustenburg Suite on the Northern Limb the Platreef occurs at or near the basal contact, rather well above the basal contact for the Merensky and UG2 Reefs.

The Platreef has been drilled to a depth of 1,500 m. The Platreef generally dips westerly 40o varying from 25o to 55o.

39

Figure 3: Bushveld Igneous Complex – Geology and Platinum Properties

LEGEND
Alkaline Intrusives
Lebowa Granite Suite
Rashoop Granophyre Suite
Rustenburg Layered Suite
Rooiberg Group
Transvaal Supergroup
Faults
Platinum Mines and Development Projects
Platinum Group Metals Ltd. - Projects
Northern Limb
Eastern Limb
Western Limb
PTM-Tweespalk
PTM-War Springs
PTM Ledig/Elandsfontein
PP Rust
Mesina
Lebowa Platinum (Atok Mine)
Marula
Maandagshoek
Kennedy's Vale
Kennedy's Vale Extensions
Everest South and North
Amandelbult
Northern
Union
Bafokeng Rasimone/Styldrift
Impala
Rustenburg
Kroondal
Marikana
Brits West
Crocodile River
Brits East
0
100km
Scale
PLATINUM GROUP METALS LTD.
BUSHVELD COMPLEX, SOUTH AFRICA
Fig. 4
GEOLOGY
AND PLATINUM PROPERTIES

Geology of the War Springs Property

The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience. Map No. 2428 - Nylstroom covers the War Springs area. This mapping shows the BIC and the platinum bearing Platreef traversing the War Springs property. The property overlies approximately a 5.2 kilometres strike length of the Platreef. The property occurs in an area where the Rustenburg Suite and Platreef changes from a NNW to N strike to a SW strike. This hinge area is marked by a series of north-easterly and south-easterly trending faults. It is uncertain as to how this faulting will affect the location of the Platreef but disruption is expected to be small. The Rustenburg Layered Suite underlies the western portion of the property , while Critical Zone rocks with the Merensky and UG2 reefs may also be present The Platreef mineralised horizon would occur along the base of the BIC and will be underlain by quarzites of the Magaliesberg Formation (Transvaal Supergroup).The Platreef is expected to dip westerly at 25o to 35o . Two limestone/dolomite occurrences are shown on the government geological maps near the western property boundary. If these carbonate horizons extend onto the War Springs this may be of economic significance as such footwall rocks are often associated with higher grades of the PGM mineralization on the Platreef. If additional geological mapping confirms that Critical Zone rocks occur on the property, there is the possibility of Merensky or UG2 type reef mineralization occurring in addition to the Platreef mineralization. Whereas the Platreef mineralization is located along or near the base of the BIC, this additional PGM reef mineralzation would occur higher in the BIC stratigraphy above the basal contact.

Geology of the Tweespalk Property

The area has been geologically mapped at a scale of 1:250,0 00 by the South African Council for Geoscience. Map No. 2328 - Pietersburg covers the Tweespalk area. This mapping shows the BIC and the platinum bearing Platreef horizon traversing the Tweespalk property for a strike length of approximately 3.5 km. The location of the Platreef was confirmed by a High Resolution Airborne Magnetic and Radiometric Survey completed by PTM in 2002. The Platreef is expected to dip 25o to 40o westerly. Rustenburg Suite rocks underlie the western portion of the property, Archaean granites and granitic gneiss underlie the eastern portion of the property and forms the footwall to the Platreef and Rustenburg Suite rocks. Upper Zone rocks of the BIC underlie the westernmost portion of the property. The Main Magnetite Seam (MMS), which occurs as a mineralized horizon within the Upper Zone rocks is host of significant Vanadium/TiO2 deposits elsewhere in the BIC. A strike length of approximately 3.5 km is indicated on the property. There is no available data on the vanadium content of the MMS on the Tweespalk Property. The government geological maps and the results from PTM's airborne geophysical survey do not indicate any significant faults on the property.

Geology of the Ledig and Elandsfontein Properties

The Ledig and Elandsfontein Properties adjoin Anglo Platinum's Bafokeng-Rasimone/Styldrift Property on the Western Limb of the BIC. The Ledig Property adjoins the SW corner of the Styldrift property and the Elandsfontein adjoins the NW corner of the Bafokeng-Rasimone Property. The Elandsfontein Property is located 7 km south of the Ledig Property.

The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience Map No. 2526 -Rustenburg, which covers the Ledig/Elandsfontein area. The geological map indicates much of the area to be underlain by mafic/ultramafic rocks of the Rustenburg Suite of the BIC bounded to the northeast by the Pilanesberg Alkaline Complex and bounded to the west and southwest by faults and footwall rocks of the Transvaal Supergroup, predominately quartzites of the Magaliesberg Formation. The Merensky and UG2 platinum-bearing Reefs occur in the area. Elsewhere the reefs dip 9o to 12o NE in this portion of the Western Limb.

Structurally the area occurs at a "hinge" zone in the BIC where there is a marked swing in the strike of the BIC from northwest to west-northwest. This "hinge" zone is characterized by a series of NW and a series of N to NE trending faults which transect the BIC. The NW trending faults are normal faults which down throw the BIC rocks to the east. In addition a second series of N to NE trending faults, both normal and reverse faults either down throw and/or uplift blocks of the Rustenburg Suite.

In the area of the Ledig and Elandsfontein Properties a NW-trending fault forms the western limits to Rustenburg Suite rocks as well as the expected western limits of the Merensky and UG2 Reefs. On the easternmost portion of the Elandsfontein Property, however, the UG2 Reef is expected to occur on surface for approximately 600 m, preserved to the west of the NW trending fault.

The northern portion of the Ledig Property is underlain by coarse-grained syenites (intrusives) and fine-grained foyaites (lavas) of the Pilanesberg Alkaline Complex which is younger (1.3 billion years old versus 2.0 billion years for the BIC). The contact between the Pilanesberg rocks and the BIC is expected to be steep to the north. The southern portion of the Ledig property are underlain by mafic rocks of the Main Zone of the BIC with expected dips of 9o to 12o NE. Rocks of the Critical Zone including the Merensky and UG2 Reefs would immediately underlie the Main Zone rocks. Therefore the Merensky and UG2 Reefs are expected to occur at depths of between 300m to 800m on the Ledig Property; the reefs are not expected to be found on surface on the Ledig Property. Diamond drilling will be required to determine the exact depths of the reefs. Further evidence that the reefs underlie the Ledig Property is the recent exploration successes by Anglo Platinum on the adjoining Styldrift Property. Given the established characteristics of the reefs elsewhere on the Western and Eastern Limbs, there is a strong likelihood that the reefs would extend to underlie the Ledig Property.

The Elandsfontein Property adjoins the north-western boundary of Anglo Platinum's Bafokeng-Rasimone Mine Property. One of Anglo Platinum's mined open pits of the UG2 extends to within 30 metres or less of the Elandsfontein Property boundary; legal requirements prevented Bafokeng Rasimone Mine to extend the pit onto the boundary. Mapping and a ground magnetometer survey by Royal Mineral Services CC in 2002 on behalf of the original landholders indicated an approximate 600 m strike length of the UG2 reef exposed on surface. An additional 600 m strike may occur along a fault contact on the Elandsfontein Property. Diamond drilling will be required to confirm the projected extension of the UG2 Reef onto the Elandsfontein Property. The expected 600 m surface strike of the UG2 Reef is projected to be truncated by a NW trending fault. This fault is one of the series of NW trending faults which form the western boundary of the BIC and the Merensky and UG2 Reefs. It is expected that the BIC and the Reefs will be down thrown to the east along this fault. The scale of this downthrow is expected to be tens of metres within the Elandsfontein property. Therefore the UG2 Reef is expected to occur along a total strike length of 1,200m within the Elandsfontein Property. The UG2 is expected to dip 9o to 12o NE.

It is uncertain whether the Merensky Reef occurs on the Elandsfontein Property, although it is likely to do so. Available geological maps indicated the two Reefs coming close to each other near the border between the Elandsfontein and Bafokeng/Rasimone Properties. The UG2 Reef generally occurs between 15 and 400 m below the Merensky Reef.

Exploration

During 2002 a High Resolution Airborne Magnetic and Radiometric Survey was completed by GAP Geophysics on PTM's behalf, covering the Tweespalk Property. A total of 720 line-km of survey were completed with lines spaced 50 m apart and a mean terrain clearance of 50 m. Magnetic data was collected every 1/10th of second (approximately every 5 m) and radiometric data collected every second (approximately every 50 m). Interpretation of this data indicates the BIC/basement contact as well as the overlying Upper Zone and Main Zone contacts. Such information will be most useful in planning for future exploration programs designed to trace and explore the p latinum bearing Platreef.

No other exploration has been completed by PTM on the Tweespalk, War Springs or Ledig Properties, as PTM has yet to be granted the Prospecting Permits for these properties. Such permits are required for any surface exploration to commence. As stated previously PTM has filed applications with the DME. PTM expects the Prospecting Permits to be granted in 2003, after which PTM will commence exploration on these properties.

A valid Prospecting Permit and an Environmental Management Programme (EMPR) already exists for the Elandsfontein Property, which will enable PTM to commence exploration at its discretion. As this property was acquired in December 2002 there has not been time to complete any exploration in 2002. Exploration is planned for this property in early 2003.

Mineralization

There are no publicly available historical records or documentation of any mineralization on the War Springs, Tweespalk or Ledig Properties. PTM has not yet completed surface exploration programs on these Properties. The north-eastern boundary of the Elandsfontein Property is located within 10 m of one of Anglo Platinum's historic open pits, which had mined the UG2 Reef during 2002.

Surface exploration on the Elandsfontein Property completed by RoyalMineral Services CC in 2002 projected the extension of the UG2 Reef from this mined open pit onto the Elandsfontein Property. The UG2 Reef is expected to have a strike length of 1,200 m on the Elandsfontein Property.

Exploration and Development

The following exploration programs are recommended for PTM's War Springs, Tweespalk, Ledig and Elandsfontein Properties. The objective of these programs will be to confirm the presence of the Platinum Reefs, establish favourable geology and stratigraphy and where p ossible locate and trace the Platinum Reefs on surface.

War Springs

Recommended Exploration Program Summary

-	Primary Exploration Targets:
o	Platreef : 30 m to 250 m sequence of mineralized BIC intrusives occurring near or along the basal contact between BIC and the footwall Transvaal Supergroup rocks. Projected strike length of 5.2 km of the Platreef to explore.

	o	Additional Targets:
❖ PGM mineralization within footwall rocks below BIC as described by Armitage et al (2002).
❖ Base-metal mineralization occurring within footwall structural traps.
❖ Base-metal mineralization associated with ultramafic intrusives within footwall Transvaal Supergroup rocks.
-	Prepare orthophoto base maps and other base maps. Compile historical data and information.
-	Aeromagnetic/Radiometric Survey: Data will be of assistance in mapping of geology and structure including the surface trace of the Platreef.
-	Ground Magnetometer Survey: Follow-up to airborne geophysical Survey
-	Geological Mapping: map outcrop location, establish geological units, stratigraphy and structure, sample any mineralized outcrops or float.
-	Soil Sampling: Establish location of platinum reefs and mineralized zones. Assist in location of drill holes.
-	Diamond Drilling: 3,000 m (15 holes), location of holes based on results of above surveys.
-	Geological and geochemical follow-up studies depending on results from above.

Tweespalk

Recommended Exploration Program Summary

-	Primary Exploration Targets :
o	Platreef : 30 m to 250 m sequence of mineralized BIC intrusives occurring near or along the basal contact between BIC and the footwall granites and granitic gneisses. Projected strike length of 3.5 km of the Platreef to explore.

	o	Additional Targets:
❖	An approximate 3.5 km strike of the Main Magnetite Seam (MMS) is indicated on the western portion of the Tweespalk Property. This mineralized horizon is host to significant Vanadium/TiO2 deposits elsewhere in the BIC.

-	Prepare orthophoto base maps and other base maps. Compile historical data and information.
-	Aeromagnetic/Radiometric Survey: Data will be of assistance in mapping of geology and structure including the surface traces of the Platreef and the Main Magnetite Seam (MMS).
-	Ground Magnetometer Survey: Follow-up to airborne geophysical Survey
-	Geological Mapping: Map outcrop location, establish geological units, stratigraphy and structure, sample any mineralized outcrops or float.
-	Soil Sampling: Establish location of platinum reefs and mineralized zones. Assist in location of drill holes.
-	Diamond Drilling: 1,600 m (8 holes), location of holes based on results of above surveys.
-	Geological and Geochemical Follow-up studies depending on results from above.

Ledig

Recommended Exploration Program Summary

-	Primary Exploration Targets :
o	Merensky and UG2 Platinum Reefs: The Reefs occur within Critical Zone rocks of the BIC. The UG2 Reef occurs between 15 m and 400 m below the Merensky Reef. The Merensky and UG2 Reefs are expected to occur at depths of between 300 m to 800 m across the entire southern portion of the Ledig Property south of the contact with the Pilanesberg Alkaline Complex which underlies the northern portion of the property. The Reefs are not expected to reach surface.

-	Prepare orthophoto base maps and other base maps. Compile historical data and information.
-	Aeromagnetic/Radiometric Survey: Data will be of assistance in mapping of geology and structure.
-	Ground Magnetometer Survey: Follow-up to airborne geophysical Survey
-	Geological Mapping: Map outcrop location, establish geological units, stratigraphy and structure. Confirm that rocks of the Main Zone occur on the Property.
-	Diamond Drilling: 8,000 m (10 holes), location of holes based on results of above surveys.
-	Geological and geochemical follow-up studies depending on results from above.

Elandsfontein

Recommended Exploration Program Summary

-	Primary Exploration Targets:
o	UG2 Platinum Reef: The UG2 Reef is projected on near-sruface along 600 m and for an additional 600 m along a fault contact on the Elandsfontein Property. It is uncertain whether the Merensky Reef occurs on the Elandsfontein Property. Available geological maps indicated the two Reefs coming close to each other near the border between the Elandsfontein and Bafokeng/Rasimone Properties. The UG2 Reef generally occurs between 15 and 400 m below the Merensky Reef.

	o	Additional Targets:
❖	Hydrothermal Gold Deposits: The Pilanesberg Gold Deposit is located 12 km northwest of Elandsfontein Property .The northwest trending faults which are an important structural control to this deposit also occurs on the Elandsfontein Property.

-	Prepare orthophoto base maps and other base maps. Compile historical data and information.
-	Ground Magnetometer Survey: Follow-up to airborne geophysical Survey
-	Geological Mapping: Map outcrop location, establish geological units, stratigraphy and structure. Sample any zones of UG2 Reef mineralization found on surface
-	Diamond Drilling: 2,000 m (20 holes), location of holes based on results of above surveys.
-	Geological and geochemical follow-up studies depending on results from above.

War Springs-Tweespalk-Ledig-Elandsfontein Properties, South Africa
Project	Tweespalk	War Springs	Ledig	Elandsfontein
Surface mapping	R 25,000	R 25,000	R 30,000	R 15,000
Soil sampling - wages	R 25,000	R 25,000	Not needed	Not needed
Soil sample assays	R 425,000	R 425,000	Not needed	Not needed
Aerial Photography	R 25,000	R 25,000	R 25,000	R 20,000
Aeromagnetic/Radiometric Survey	R 350,000	R 350,000	R 450,000	Not needed
Ground Magnetic Survey	R 30,000	R 30,000	R 20,000	R 10,000
Number of boreholes	8	15	10	20
Drilling meters	1600	3000	8000	2000
Av. Drilling price per m	315	315	335	315
Drilling cost	R 504,000	R 945,000	R 2,680,000	R 630,000
Number of samples	950	1125	600	400
Drill sample assays	R 475,000	R 562,500	R 300,000	R 200,000
Transport	R 15,000	R 25,000	R 25,000	R 25,000
Wages - geologists/field crews	R 75,000	R 125,000	R 125,000	R 125,000
Field Office	R 90,000	R 90,000	R 60,000	R 120,000
Administration and Support Costs	R 15,000	R 20,000	R 20,000	R 20,000
Equipment and Supplies	R 10,000	R 100,000	R 100,000	R 100,000
Geological/Geochemical Studies	R 10,000	R 10,000	R 10,000	R 10,000
Miscellaneous - Shipping ,Report ,etc.	R 20,000	R 30,000	R 30,000	R 30,000
Contingency at 10%	R 209,400	R 278,750	R 387,500	R 128,500
Total (South African Rand)	R 2,303,400	R 3,066,250	R 4,262,500	R 1,413,500
Total (Canadian Dollar)	$ 406,135	$ 540,641	$ 751,564	$ 249,228
Interbank Exchange Rate - Dec. 25, 2002: 1 ZAR (South African Rand ) = $0.17632 CAD

 The Agnew Lake Property, Ontario

 Property Description and Acquisition

Agnew Agreement

Pursuant to an option agreement dated March 1, 1999 (the "Agnew Agreement") between the Company and Donald Hawke and Gregory Campbell (collectively, the "Agnew Optionors"), the Company was granted the sole and exclusive right and option to acquire up to a 99% interest in and to the Agnew Lake Property. The Agnew Lake Property was initially comprised of 201 mineral claims totalling 3,216 hectares overlying a mafic intrusive complex located near Sudbury, Ontario. Pursuant to additional staking by the Company and the ProAm Agreement described below, the Agnew Lake Property now comprises 551 minerals claim unit in 219 claim blocks totalling 8,816 hectares. See Figure 4 on page 59.

In order to earn the first 51% (the "First Option") in and to the Agnew Lake Property, the Company must incur expenditures of not less than $1 million on the Agnew Lake Property, by no specific date, and pay the Agnew Optionors additional consideration as follows:

(a) Cash payments totalling an aggregate of $155,000 over a five-year period as follows:

(i) $25,000 on March 1, 2000; (paid)

(ii) $25,000 on March 1, 2001; (paid)

 (iii) $25,000 on March 1, 2002; (paid)

 (iv) $35,000 on March 1, 2003; and

(v) $45,000 on March 1, 2004.

(b) 54,545 Common Shares as follows:

(i) 9,091 Common Shares if and when the first phase of an exploration program on the Agnew Lake Property has been completed and a duly qualified engineer or geologist shall have recommended that a second phase of exploration on the Agnew Lake Property or a part thereof be undertaken but in any event no later than September 1, 1999. The exploration program was commenced but not completed prior to September 1, 1999. The 9,091 Common Shares were issued on August 17, 1999;

(ii) 15,152 Common Shares if and when the second phase of an exploration program on the Agnew Lake Property has been completed and a duly qualified engineer or geologist shall have recommended that a third phase of exploration on the Agnew Lake Property or a part thereof be undertaken but in any event no later than March 1, 2000. The 15,152 Common Shares were issued on February 29, 2000; and

(iii)  The balance of 30,303 Common Shares if and when the third phase of an exploration program on the Agnew Lake Property has been completed and a duly qualified engineer or geologist shall have recommended that a further program of exploration on the Agnew Lake Property or a part thereof be undertaken or recommends that a study to determine the feasibility of commercial production of any mineral deposit in, on or under the Agnew Lake Property or a part thereof be undertaken but in any event no later than March 1, 2001. The 30,303 Common Shares were issued on March 1, 2001.

Once the Company has satisfied the requirements of the First Option, it may earn the remaining 48% interest (the "Second Option"), for a total of 99% interest in and to the Agnew Lake Property, the Company must incur an additional $1 million in expenditures by no specific date. The Agnew Optionors will retain a 1% carried interest and a 2% net smelter royalty.

In the event of the termination of the Second Option and provided that the First Option has been exercised by the Company, the parties shall enter into a formal joint venture agreement within 120 days of the termination of the Second Option and the Company will, as of the commencement date of the joint venture, be deemed to have a 51% interest and the Agnew Optionors shall be deemed to have a 49% interest in and to the Agnew Lake Property.

In March 1999, the Company staked an additional 16 claims totalling 2,760 hectares covering the southern part of the Agnew Lake Intrusion. The Company owns 100% of these 16 claims.

PFN Agreement

On June 18, 2000, a Letter of Intent (the "PFN LOI") was entered into between the Company and Pacific North West Capital Corp. ("PFN") with respect to the Agnew Lake Property. The terms of the PFN LOI were subsequently formalized in an Option Agreement (the "PFN Option Agreement") executed between the Company and PFN on August 15, 2000 and further amended on August 16, 2001. Pursuant to the terms of the PFN Option Agreement, PFN may acquire 50% of all of the Company's rights and interests in the Agnew Lake Property. In order to vest its 50% interest, PFN must incur exploration expenditures of $500,000 on or before the fourth anniversary and become responsible for the fulfilment and completion of cash and share payments due to the Agnew Optionors pursuant to the Agnew Agreement. If exploration expenditures totalling $500,000 have not been incurred by PFN by the fourth anniversary date, PFN may pay the amount of the deficiency to NMM in cash or by the issuance of common shares of PFN. Additional consideration to the Company pursuant to the PFN Option Agreement includes:

(a) Cash payments totalling an aggregate of $200,000 over a four-year period as follows:

(i)    $ 30,000 upon the execution of the PFN LOI; (paid)

(ii)  $ 35,000 on the first anniversary; (paid)

(iii)  $ 35,000 on the second anniversary; (paid)

(iv)  $ 45,000 on the third anniversary; and

(v)   $ 55,000 on the fourth anniversary.

(b) 350,000 common shares of PFN as follows:

(i)             25,000 common shares of PFN upon regulatory approval of the PFN LOI; (issued) and

(ii)            25,000 common shares of PFN on the first anniversary; (issued)

(iii)           75,000 common shares of PFN on or before October 31, 2001; (issued)

(iv)           75,000 common shares of PFN within 45 days of Kaymin electing to proceed with the 2002 exploration program; (issued)

(v)         75,000 common shares of PFN within 45 days of Kaymin electing to proceed with the 2003 exploration program; (issued) and

(vi)        75,000 common shares of PFN within 45 days of Kaymin electing to proceed with the 2004 exploration program;

PFN was appointed the operator of the property and is responsible for completion of all assessment and filing requirements as long as it remains operator of the Agnew Lake Property. PFN also staked an additional 11 claim blocks totaling 1,232 hectares (3,043 acres) which became part of the Agnew Lake Property.

Kaymin Agreement

A Heads of Agreement was entered into on December 19, 2000 (the "Heads of Agreement") pursuant to which the Company and PFN proposed to option a 65% interest in the Agnew Lake Property to Kaymin Resources Ltd. ("Kaymin"), a subsidiary of Anglo American Platinum Corporation Limited, the world's largest producer of platinum group metals. The Heads of Agreement outlined the basis on which the parties were prepared to negotiate in good faith a definitive earn-in agreement. Until such time, there were no legally binding obligations among the parties and the terms of the Heads of Agreement were to remain confidential while Kaymin conducted due diligence of the Agnew Lake Property.

In June 2001, a Farm-In Agreement dated May 25, 2001 (the "Farm-In Agreement") was executed among Kaymin, the Company and PFN, which set out the definitive earn-in terms and legally binding obligations. Pursuant to the terms of the Farm-In Agreement, Kaymin may acquire a 50% interest in the combined rights and interests of the Company and PFN (or in other words, a 49.5% undivided interest in the Agnew Lake Property) by funding or otherwise incurring exploration and development expenditures on the property of not less than $6.0 million by December 31, 2004 and making cash payments of $200,000 to each of the Company and to PFN as follows:

(a) Cash payments of $200,000 to each of the Company and PFN within three days of the effective date of the Farm-In Agreement after which time Kaymin will have 30 days in which to elect to fund a 2001 exploration program budgeted at $1.18 million which would be under the direction of PFN as project operator (paid).

(b) Exploration expenditures totaling $6 million over a four-year period as follows:

(i)            $226,205 for reimbursement of PFN's previous exploration expenditures on the Agnew Lake Propertywhich shall count towards the $6 million earn-in expenditures; (paid)

(ii)           a cumulative amount not less than $1.4 million by December 31, 2001; (completed)

(iii)          a cumulative amount not less than $2.65 million by December 31, 2002; (not yet completed)

(iv)        a cumulative amount not less than $4.15 million by December 31, 2003; and

(v)         a cumulative amount not less than $6 million by December 31, 2004.

The Company remains responsible for its underlying property option payments to the Agnew Optionors, but the expenditures of Kaymin will be credited towards the Company's and PFN's earn-in requirements.

Upon earning its 49.5% interest under the Kaymin Agreement, Kaymin may increase its interest in the property to 57% by entering into a joint venture with the Company and PFN, and completing a bankable feasibility study. Kaymin may subsequently increase its interest to 60% by arranging for or funding all costs of development and construction to commercial production. The Company and PFN would be required to repay Kaymin their portion of these costs from a percentage of their respective shares of production from the project, as described in the Kaymin Agreement.

At the commencement of commercial production, and assuming PFN earns its full interest in the property, the Company and PFN would each retain an undivided 19.5% participating interest, and the Agnew Optionors, as the original property owners, would hold a 1% carried interest and up to a 2% net smelter returns royalty. Kaymin also has the right to purchase a further 5% interest (for an aggregate 65% interest) in the initial or subsequent mining operations developed on the Agnew Lake Property, based upon the net present value of the operations, according to their respective feasibility studies. PFN remains the operator of the property.

In the event that PFN does not incur its required earn in expenditures of $500,000 on its own account (i.e. if another party incurs the expenditures) PFN may exercise its earn in right by payment of $500,000 worth of PFN shares to the Company at any time before PFN's earn in deadline of December 20, 2004. By an amendment to the original agreement dated August 16, 2001, PFN has agreed to pay the Company incremental payments towards their earn in requirement. Commencing in 2001, 75,000 PFN shares will be paid annually to the Company for four years (the first two installment of which have been received), unless PFN exercises its earn in right earlier. The shares will be valued according to the ten-day average market price at their time of issue, but in no case at a value less than $0.60 per share.

The Agnew Lake Farm-in Agreement was amended on October 10,2001 to defer $329,000 in exploration expenditures from 2001 to 2002 such that Kaymin was required to fund a minimum of $109,000 exploration expenditures prior to December 31, 2001. The deferred exp enditures were rolled forward to 2002 with the required cumulative expenditures to December 31, 2002 remaining unchanged at $2.65 million. On April 18, 2002 PFN announced that Kaymin had approved and would fund an additional $1.25 million dollars in exploration expenditures on the Agnew Lake Property in 2002. Final accounting of Kaymin's expenditures in 2002 had yet to be received by the Company as at the date of this Form 20-F Annual Report.

ProAm Agreement

Pursuant to an Agreement dated October 21, 2001 (the "ProAm Agreement"), the Company and PFN were granted an option to acquire up to a 100% interest in three claim blocks internal to the Agnew Lake Property (the "ProAm Property") from ProAm Explorations Corporation ("ProAm"). Under the terms of the ProAm Agreement, the Company and PFN can earn a 100% interest in the ProAm Property by making cash payments totaling $30,000, issuing 29,091 Common Shares to ProAm, issuing 21,000 common shares of PFN to ProAm, making certain pre-production royalty payments annually and undertaking $400,000 in exploration expenditures as follows:

(a) Cash payments totaling an aggregate of $30,000 over a two -year period as follows:

(i) $8,000 within 10 days regulatory approval; (paid)

(ii) $10,000 on the first anniversary of the ProAm Agreement; (paid) (iii) $12,000 on the second anniversary of the ProAm Agreement.

(b) 29,091 Common Shares and 21,000 common shares of PFN as follows:

(i) 8,485 Common Shares and 6,000 common shares of PFN within 10 days of regulatory approval; (issued)

 (ii) 9,697 Common Shares and 7,000 common shares of PFN on the first anniversary of the ProAm Agreement; (issued) and

(iii) 10,909 Common Shares and 8,000 common shares of PFN on the second anniversary of the ProAm Agreement.

(c) Exploration expenditures  totaling $400,000 in exploratio n expenditures on the ProAm Property by the fourth anniversary of the ProAm Agreement; and

(d) Beginning on the fifth anniversary of the ProAm Agreement, making annual payments of $6,000 in pre-production royalties from which ProAm would be required to settle the advance royalty payable to the underlying vendor (Mr. James Bond II).

Under the terms of the ProAm Agreement, the ProAm Property became part of the Agnew Lake Property, and is subject to the Agnew Agreement and the Kaymin Agreement described above. Kaymin has assumed the underlying cash property option payments, which will also be credited to Kaymin's earn -in requirements, but the share installments remain the responsibility of the Company and PFN, respectively.

The ProAm Property is also subject to a 2.5% net smelter royalty in favour of the original property vendor (a Mr. James Bond II), 1.5% of which may be purchased by ProAm for $1.5 million. Upon earning its interest, a 0.75% net smelter returns royalty will be granted to ProAm. The Company and PFN have the right to purchase the entirety of the initial 1.5% net smelter returns royalty from Mr. Bond should the terms of the ProAm Agreement be fulfilled, and by making an additional cash payment of $100,000 to ProAm.

Location and Description

Information italicized below has been excerpted from a Report dated July 15, 2002 entitled "Phase II Surface Exploration Program, Agnew Lake Property" by Scott Jobin-Bevans, M.Sc., P.Geo. and Grant Mourre, M.Sc. and a Report dated October 31, 2002 entitled "Re view of Phase I Drilling Results, Agnew Lake Property for Platinum Group Metals Ltd. as at August 31, 2002" by Derry, Michener, Booth & Wahl Consultants Ltd.

The Agnew Lake property is situated in the Sudbury Mining Division of Ontario, in Shakespeare, Du nlop, Shibananing, Gough and Porter Township (centred at 428193mE, 5135210mN - NAD27, Zone 17; NTS sheet 41I/5).

The Agnew Lake property lies approximately 100 km west-southwest of the city of Sudbury, and 9 km north of the village of Webbwood. The western part of the property is accessible from the Westbranch Road, and the southeast portion is accessible from the Agnew Lodge Road. Agnew Lake provides boat access to the east and northern parts of the property, and a Hydro One power line,, and a series of logging roads cut the northern and central parts of the intrusion, respectively. The Agnew Lake property is accessible year round. The climate is typical of the Southern shield. Four distinct seasons are evident. Surface exploration can be conducted 7 -8 months of the year with the optimum period ranging from early April until late October.

The Agnew Lake Property contains no known body of commercial ore.

The following is a summary of the claims comprising the Agnew Lake Property as at the date of this Form 20-F Annual Report:

Claim details for the Agnew Lake Property

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1229584	15	240	Dunlop	July 12, 1999	July 12, 2003
S1229585	9	144	Dunlop	July 12, 1999	July 12, 2003
S1229586	10	160	Dunlop	July 12, 1999	July 12, 2003
S1236172	16	256	Shakespeare	March 5, 1999	March 5, 2003
S1236167	16	256	Shakespeare	March 5, 1999	March 5, 2003
S1236168	15	240	Shakespeare	March 5, 1999	March 5, 2003
S1236170	15	240	Shakespeare	March 5, 1999	March 5, 2004
S1236166	16	256	Shakespeare	March 5, 1999	March 5, 2003
S1236171	4	64	Shakespeare	March 5, 1999	March 5, 2004
S1236169	15	240	Shakespeare	March 5, 1999	March 5, 2004
S1236173	4	64	Shakespeare	March 5, 1999	March 5, 2003
S1236174	8	128	Gough	March 5, 1999	March 5, 2003
S1236175	16	256	Dunlop	March 5, 1999	March 5, 2004
S1236176	16	256	Dunlop	March 5, 1999	March 5, 2003
S1236162	2	32	Dunlop	March 5, 1999	March 5, 2003
S1236163	4	64	Dunlop	March 5, 1999	March 5, 2003
S1236164	15	240	Dunlop	March 5, 1999	March 5, 2003
S1236165	8	128	Dunlop	March 5, 1999	March 5, 2003
S1236177	3	48	Shibananing	March 5, 1999	March 5, 2004
S953446	1	16	Shibananing	March 24, 1987	March 24, 2004
S954067	1	16	Gough	March 24, 1987	March 24, 2004

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S954074	1	16	Gough	March 24, 1987	March 24, 2003
S953447	1	16	Shibananing	March 24, 1987	March 24, 2005
S954004	1	16	Gough	March 24, 1987	March 24, 2004
S954005	1	16	Gough	March 24, 1987	March 24, 2003
S954006	1	16	Gough	March 24, 1987	March 24, 2004
S954007	1	16	Gough	March 24, 1987	March 24, 2004
S954008	1	16	Gough	March 24, 1987	March 24, 2004
S954009	1	16	Gough	March 24, 1987	March 24, 2004
S954010	1	16	Gough	March 24, 1987	March 24, 2005
S954012	1	16	Gough	March 24, 1987	March 24, 2004
S954013	1	16	Gough	Marc h 24, 1987	March 24, 2004
S954065	1	16	Gough	March 24, 1987	March 24, 2005
S954066	1	16	Gough	March 24, 1987	March 24, 2004
S954068	1	16	Gough	March 24, 1987	March 24, 2003
S954069	1	16	Gough	March 24, 1987	March 24, 2003
S954070	1	16	Gough	March 24, 1987	March 24, 2004
S954071	1	16	Gough	March 24, 1987	March 24, 2004
S954072	1	16	Gough	March 24, 1987	March 24, 2005
S954073	1	16	Gough	March 24, 1987	March 24, 2004
S1223075	10	160	Dunlop	May 22, 1998	May 22, 2006
S1229506	2	32	Dunlop	July 3, 1998	July 3, 2004
S1024194	1	16	Shibananing	July 25, 1989	July 25, 2003
S1024181	1	16	Shibananing	July 25, 1989	July 25, 2003
S1024182	1	16	Shibananing	July 25, 1989	July 25, 2003
S1024183	1	16	Shibananing	July 25, 1989	July 25, 2003
S1024190	1	16	Shibananing	July 25, 1989	July 25, 2003
S1024191	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024200	1	16	Shibananing	July 25, 1989	July 25, 2003
S1116166	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116167	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116168	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116169	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116170	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116171	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116172	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116173	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116174	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116175	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116176	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116177	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116178	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116179	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116180	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116181	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116182	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116183	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116184	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116185	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116186	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116187	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116188	1	16	Dunlop	July 25, 1989	July 25, 2003

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1116189	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116190	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116191	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116192	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116193	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116194	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116195	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116204	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116205	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116206	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116207	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116208	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116209	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116210	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116211	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116212	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116216	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116217	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116218	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116219	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116220	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116221	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116222	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116223	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116224	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116225	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116226	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116227	1	16	Dunlop	July 25, 1989	July 25, 2005
S1116228	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116229	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116230	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116231	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116232	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116233	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116234	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116235	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116236	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116237	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116238	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116241	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116242	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116249	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116250	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116254	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116255	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116256	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116257	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116348	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116349	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116350	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116351	1	16	Dunlop	July 25, 1989	July 25, 2003

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1116352	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116353	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116354	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116355	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116356	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116357	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116361	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116362	1	16	Dunlop	July 25, 1989	July 25, 2003
S1116258	1	16	Dunlop	August 4, 1989	August 4, 2003
S1116259	1	16	Dunlop	August 4, 1989	August 4, 2003
S1116260	1	16	Dunlop	August 4, 1989	August 4, 2003
S1116261	1	16	Dunlop	August 4, 1989	August 4, 2003
S1116262	1	16	Dunlop	August 4, 1989	August 4, 2003
S1116263	1	16	Dunlop	August 4, 1989	August 4, 2003
S1116373	1	16	Shakespeare	August 4, 1989	August 4, 2004
S1116374	1	16	Shakespeare	August 4, 1989	August 4, 2004
S1116375	1	16	Shakespeare	August 4, 1989	August 4, 2003
S1119135	1	16	Shibananing	August 4, 1989	August 4, 2003
S1119140	1	16	Shibananing	August 4, 1989	August 4, 2003
S1119141	1	16	Gough	August 4, 1989	August 4, 2003
S1119145	1	16	Gough	August 4, 1989	August 4, 2003
S1119146	1	16	Gough	August 4, 1989	August 4, 2003
S1119147	1	16	Gough	August 4, 1989	August 4, 2004
S1119148	1	16	Gough	August 4, 1989	August 4, 2004
S1119149	1	16	Gough	August 4, 1989	August 4, 2004
S1119150	1	16	Gough	August 4, 1989	August 4, 2004
S1119155	1	16	Gough	August 4, 1989	August 4, 2003
S1119164	1	16	Gough	August 4, 1989	August 4, 2003
S1119165	1	16	Gough	August 4, 1989	August 4, 2003
S1119166	1	16	Gough	August 4, 1989	August 4, 2004
S1119170	1	16	Gough	August 4, 1989	August 4, 2003
S1224120	4	64	Porter	December 14, 1998	December 14, 2004
S953445	1	16	Shibananing	March 24, 1987	March 24, 2005
S953448	1	16	Shibananing	March 24, 1987	March 24, 2004
S953449	1	16	Shibananing	March 24, 1987	March 24, 2005
S953444	1	16	Shibananing	March 24, 1987	March 24, 2006
S954011	1	16	Gough	March 24, 1987	March 24, 2004
S954064	1	16	Gough	March 24, 1987	March 24, 2006
S1229970	6	96	Dunlop	April 9, 1998	April 9, 2005
S1116202	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116203	1	16	Dunlop	July 25, 1989	July 25, 2004
S1024184	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024185	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024186	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024187	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024188	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024189	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024192	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024193	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024195	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024196	1	16	Shibananing	July 25, 1989	July 25, 2004

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1024197	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024198	1	16	Shibananing	July 25, 1989	July 25, 2008
S1024199	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024201	1	16	Shibananing	July 25, 1989	July 25, 2004
S1116200	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116201	1	16	Dunlop	July 25, 1989	July 25, 2005
S1116239	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116240	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116243	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116244	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116245	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116246	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116247	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116248	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116251	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116252	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116253	1	16	Dunlop	July 25, 1989	July 25, 2004
S1119136	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119138	1	16	Shibananing	August 4, 1989	August 4, 2007
S1119139	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119143	1	16	Gough	August 4, 1989	August 4, 2004
S1119144	1	16	Gough	August 4, 1989	August 4, 2004
S1119185	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119186	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119187	1	16	Shibananing	August 4, 1989	August 4, 2005
S1119191	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119137	1	16	Shibananing	August 4, 1989	August 4, 2006
S1119142	1	16	Gough	August 4, 1989	August 4, 2007
S1246434	6	96	Dunlop	October 30, 2000	October 30, 2003
S1191269	2	32	Gough	October 30, 2000	October 30, 2003
S1246188	12	192	Gough	October 30, 2000	October 30, 2003
S1240237	7	112	Shibananing	October 30, 2000	October 30, 2003
S1244326	1	16	Shibananing	October 30, 2000	October 30, 2003
S1246494	8	128	Dunlop	November 8, 2000	November 8, 2003
S1246496	2	32	Dunlop	November 8, 2000	November 8, 2003
S1246515	5	80	Shibananing	Novemb er 8, 2000	November 8, 2003
S1246190	4	64	Shibananing	October 30, 2000	October 30, 2004
S1246189	15	240	Dunlop	October 30, 2000	October 30, 2004
S1221504	15	240	Dunlop	August 10, 2001	August 10, 2004
S1221505	4	64	Shibananing	August 10, 2001	August 10, 2003
S1221506	10	160	Shibananing	August 10, 2001	August 10, 2003
S1221507	11	176	Shibananing	August 10, 2001	August 10, 2003
S1229998	12	192	Gough	October 30, 1998	October 30, 2003
S1229999	16	256	Shakespeare	October 30, 1998	October 30, 2003
S1230000	13	208	Shakespeare	October 30, 1998	October 30, 2003

(1) The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario. All claims remain in good standing as at the date of this Form 20-F Annual Report.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Agnew Lake property is characterized by a rocky landscape interspersed with areas of low relief occupied by lakes, swamps, marsh and muskeg. Bedrock exposure within the property accounts for approximately 15-20% of the land surface. The remaining scenery is characterized by dense forest of mainly birch, maple, spruce, poplar and pine trees. Approximately 75% of the northern contact is exposed along the NE -SW striking, Hydro One power line. The Agnew Lake property lies approximately 100 km west-southwest of the city of Sudbury, and 9 km north of the village of Webbwood. The western part of the property is accessible from the Westbranch Road, and the southeast portion is accessible from the Agnew Lodge Road. Agnew Lake provides boat access to the east and northern parts of the property, and a Hydro One power line,, and a series of logging roads cut the northern and central parts of the intrusion, respectively. The Agnew Lake property is accessible year round. The climate is typical of the Southern shield. Four distinct seasons are evident. Surface exploration can be conduced 7 -8 months of the year with the optimum period ranging from early April until late October.

History

1954: Dominion Gulf Company completed 2 diamond drill holes in the southwest corner of the intrusion. Results are unknown.

1967: Broulan Reef mines Ltd. completed airborne magnetometer, electromagnetic su rvey. Location and results are unknown.

1968: Broulan Reef Mines Ltd. conducted a ground electromagnetic survey. Location and results unknown.

1969: Falconbridge Nickel Mines ltd. completed a 380 ft diamond drill hole along the east-central edge of the intrusion. The hole intersected 214 feet of Huronian metasediment and 62 feet of sheared and highly altered gabbro containing finely disseminated pyrite. Assay results are unknown.

1974: Inco Ltd. conducted a 2-day reconnaissance sampling program in S hakespeare Township. A total of 8 samples were collected, none of which were apparently assayed.

1986: As part of a regional examination of 'Nipissing' rocks in the Sudbury area, BP Resources Canada Ltd. completed reconnaissance sampling in Shakespeare Township. Five samples returned values of >1 g/t combined Pt+Pd in the area they subsequently named the A-Zone of the Agnew Lake Intrusion (Appendix 7).

1987: BP Resources Canada Ltd. acquired 27 claims in Gough and Shibananing Township. The company comp leted an airborne magnetometer and VLF survey over part of the complex. A grid was established over the A-Zone and several lines of induced-polarization survey were completed. Reconnaissance prospecting was carried out in the areas of the contact zones. Assay results included 5 samples with combined Pt+Pd >1 g/t (105 samples in total). The best result was 4.1 g/t Pt+Pd.

1988: BP Resources Canada Ltd. re-established the A-Zone grid and completed 6.3 line km of induced-polarization survey. Mapping and sa mpling of the A-Zone outlined mineralization over a 25-35 m wide interval extending intermittently for 700 m along strike. Thirty-eight (38) of 142 samples assayed over 1 g/t combined Pt+Pd, and 9 samples returned values >2 g/t Pt+Pd.

1989: BP Resources Canada Ltd. completed four diamond drill holes totalling 542m on the A-Zone. Results from core samples ranged up to 1 g/t combined Pt+Pd. Based on the drill hole results, most of the remainder of the Agnew Lake Intrusion was acquired by staking or option agreement.

1990: BP Resources Canada Ltd. established grids on the margins of the complex in the areas they named the B-, B2-(Brunne Option), C- and D-Zones. A two man geological team conducted prospecting in these areas as well as along four widely spaced traverse lines through the central parts of the complex. A total of 923 surface samples were obtained, of which 144 returned combined Pt+Pd values >1 g/t. The most significant results are summarized in Table 4. BP Resources

Canada Ltd. completed 28 diamond drill holes totalling 4801m on the B-, B2-, C- and D-Zones. Significant results are summarized in Table 5.

1992-1993: BP Resources Canada Ltd. was disbanded and the Agnew claims transferred to Inco Ltd. Inco conducted a bulk channel sampling program on the B- and D-Zones. The bulk sample results indicate average grades of 56 ppb Pt and 188 ppb Pd for B-Zone mineralization, and 634 ppb Pt and 163 ppb Pd for D-Zone mineralization.

1998: The Inco claims over the Agnew Lake Intrusion were acquired by two local geologists, who staked additional ground including the Bye Zone. Prospecting of the latter area returned values up to 1.5 g/t Pt, 5.4 g/t Pd and 10.5 g/t Au. An independent American prospector staked a small area in the south central part of the Agnew Lake Intrusion in late 1998 - the ProAm Property.

Table 2. Selected results from BP Resources Canada Ltd.

1990 surface sampling program.

A-Zone
Sample	Au (ppb)	Pt (ppb)	Pd (ppb)	Rh (ppb)
12152	198	869	5060	120
		B-Zone
12294	388	1263	1777	37
12439	318	750	2440	55
B2-Zone (Brunne Option)
12271	307	867	5600	129
12313	109	651	5410	95
12509	35	717	3860	119
C-Zone
12762	280	635	1653	41
12803	154	1079	1564	54
D-Zone
12574	396	2350	339	50
12576	206	3340	356	62
12576	306	4180	432	58
12860	68	3160	411	132
12868	229	2027	6440	686
O'Brien Zone (V31) - Nipissing Gabbro
13341	635	1439	14220	N/A

Table 3. Selected results from drill core samples, BP Resources Canada Ltd., 1990.

B-Zone
DDH #	Interval (m)	Au (ppb)	Pt (ppb)	Pd (ppb)
90-B-15	30.0-31.0	23	552	2168
90-B-16	23.0-24.0	34	266	1620
90-B-17	7.0-8.0	6	326	1017
90-B-18	210.0-211.0	16	731	1749
C-Zone
90-C-01	83.95-85.0	14	174	903
D-Zone
90-D-02	46.0-47.0	15	524	1081
90-D-07	358.0-359.0	37	1321	4570
90-D-09	561.0-562.0	126	459	1518

Geological Setting and Mineralization

The Agnew Lake Intrusion, also known as the Shakespeare-Dunlop Intrusion, is a member of the Paleoproterozoic East Bull Lake suite (EBLS) of intrusions, which include the East Bull Lake, River Valley, Drury, May, Falconbridge and Wisner Intrusive Complexes. The intrusions are characterized by gabbronoritic to anorthositic lithologies, in which plagioclase is the dominant cumulus phase. The members of the suite share a number of common characteristics in addition to lithology, including typically sill like forms, igneous layering and anomalous PGE mineralization. They range in age from 2.49-2.48 Ga and are most likely coeval with the volcanic rocks of the Huronian Supergroup.

The Agnew Lake Intrusion is exposed as a crudely elliptical body measuring roughly 10 km by 6 km, with its long axis trending about 110 o. The complex is hosted by sulphur-poor granitic rocks of the Ramsey -Algoma Granitoid suite, and the intrusion is overlain by Matinenda Formation conglomerate, which forms part of the lower sedimentary sequences in the Huronian Supergroup. Post-emplacement faulting and late emplacement of mafic dykes and/or sills generally obscure the contact relations at the base and along the exposed contact of the complex. In a few locations, mainly along the northern contact, quenching of the Agnew magmas is evidenced by occasional exposures of highly altered and chilled marginal gabbros. Some degree of at least localized partial melting of the country rocks is evident with the rare occurrence of net-textured granitic veins within the chilled marginal rocks. At localities where the upper contact of the intrusion is exposed there is no evidence of melting or metamorphic effects within the overlying Matinenda Formation.

Geological mapping and sampling (Phase I and II) has confirmed the presence of significant quantities of disseminated and blebby sulphide mineralization within the marginal environment along the north, west and southern contacts of the Agnew Lake Intrusion. Mineralization occurs primarily within a heterogeneous gabbro/melagabbro breccia that is within 25-50 m of the basal contact of the intrusion. The mineralized gabbro/melagabbro breccia consists of a coarse-grained to locally pegmatitic matrix that commonly hosts up to 75% plagioclase nodules (aggregates) and sub-angular to sub-rounded melagabbro/pyroxenite fragments that are typically <50 cm in diameter (long axis). The coarse-grained gabbro matrix commonly surrounds large fragments (>1 m) of medium-grained gabbro, which also contain smaller (<50 cm) mafic/ultramafic fragments. Sulphide mineralization occurs primarily within the coarse-grained to pegmatitic gabbro matrix, although regionally extensive sulphide mineralization occurs within both the matrix and fragment phases.

Lithologic Units

The following is a brief summary of a few of the lithological characteristics of the Agnew Lake Intrusion. For detailed descriptions, the reader is referred to Vogel (1996) and Vogel et al. (1998). Vogel (1996) grouped the exposed rock types of the Agnew Lake Intrusion into three main subdivisions: the Marginal, Main (or lower) and Upper series. In each grouping, gabbroic to anorthositic lithologies, derived from the fractional crystallization of relatively evolved tholeiitic magma, are the principal rock types. The most significant compositional variations are found in the relatively thin and poorly exposed layers of olivine gabbro, which occur at the base of the upper series and in the syenitic to alkali granite rocks, which occur at the top of the Upper Series. Lithological subdivisions within the three principal groups are thus largely based on textural features. Inclusions of footwall granite and rocks variably described as pyroxenite, amphibolite and melagabbro are ubiquitous features of the Marginal Series and overly the Inclusion-bearing unit. In many instances, there is a direct correlation between increasing inclusion content and increasing visible sulphide content.

Breccia Zone (2): Igneous breccia with an intrusive granitic matrix.

Marginal Gabbronorite Zone (3): Massive, medium-grained gabbro. Includes dykes and/or sills that have intruded along the contact of the Agnew Lake Intrusion and the granitic footwall.

Vari-textured Unit (4a): Vari-textured leucogabbro leucogabbronorite with lesser gabbronorite, anorthosite and melagabbronorite, with inclusions and pods of melagabbronorite and footwall granite. Irregular banding and slumping. Locally sulphide-rich.

Mottled Unit (4b): Mottled and vari-textured leucogabbronorite and lesser gabbronorite, anorthosite and melagabbronorite, with inclusions and pods of melagabbronorite, footwall granite, and massive quartz.

Nodular Unit (4c): Leucogabbronorite comprising large glomerophenocrysts (nodules) of plagioclase set in a coarse- to pegmatitic-grained melagabbronorite or gabbronorite matrix. Local melagabbro norite pods. Sulphides and quartz. Occur in northwestern portion of the intrusion.

Inclusion-bearing Unit (5a): Varitextured and massive gabbronorite and leucogabbronorite with inclusions of melagabbronorite, footwall granite, and large plagioclase 'nodules'. Sulphides and quartz are locally abundant. Occurs in northwestern portion of the intrusion.

Massive Unit (5b): Massive, medium- to coarse-grained gabbronorite and leucogabbronorite. Rare melagabbronorite inclusions and pods.

Layered Unit (5c): Centimetre- to metre-scale layering of medium- to coarse-grained gabbronorite, leucogabbronorite, and lesser melagabbronorite. Features a vari-textured interval containing angular coarse-grained melagabbronorite inclusions.

Olivine Gabbronorite Subzone (5d): Decimetre-scale layering of olivine gabbronorite and leucogabbronorite. Disseminated sulphide.

Dendritic Unit (5e): Vari-textured gabbronorite and lesser leucogabbronorite with pegmatitic pyroxene dendrites. Local coarse- to very coarse-grained titanomagnetite and quartz crystals. Granophyre is common. The unit may occur at different stratigraphic levels from base to top of the Lower Series.

Transition Unit I (6a): Heterogeneous lithological and textural interval comprising vari-textured, poikilitic, and plagioclase-phyric gabbronorite and leucogabbronorite. Wave-like layering and abundant inclusions.

Table 4. Lithostratigraphic subdivisions of the Agnew Lake Intrusion (Vogel, 1996).

Huronian Supergroup	8	Various
Fe-Ti Oxide Zone	7b	Ferrosyenite Subzone	UPPER SERIES
	7a	Leucogabbro Subzone

Upper Gabbronorite Zone	6d	Transition Unit II
	6c	Pod-bearing Unit
	6b	Porphyritic Unit
	6a	Transition Unit I

Upper Gabbronorite Zone	5e	Dendritic Unit	MAIN SERIES
	5d	Olivine Gabbronorite Subzone
	5c	Layered Unit
	5b	Massive Unit
	5a	Inclusion-bearing Unit

Marginal Leucogabbronorite Zone	4c	Nodular Unit	MARGINAL SERIES
	4b	Mottled Unit
	4a	Vari-textured Unit

Marginal Gabbronorite Zone	3	Massive Gabbro

Breccia Zone	2	Intrusive Breccia
Footwall	1	Granitic country rocks

Porphyritic Unit (6b): Plagioclase-glomerophyric gabbronorite, leucogabbro, and lesser melagabbro. Local decimetre-scale layering at base and top with irregular decimetre-scale layering in main central sequence. Minor poikilitic leucogabbronorite and granophyre patches.

Pod-bearing Unit (6c): Disruptively layered and slumped plagioclase-glomerophyric gabbronorite and leucogabbronorite with distinctive rounded pods of coarse- to very coarse-grained, strongly glomerophyric leucogabbronorite.

Transition Unit II (6d): Texturally chaotic interval comprising intermingled porphyritic, poikilitic, and massive leucogabbro (+/-norite). Local gabbro with primary amphiboles.

Leucogabbro Subzone (7a): Massive, coarse- to very coarse-grained leucogabbro (+/-norite) and 'clotty' leucogabbro containing abundant titanomagnetite. Minor poikilitic leucogabbronorite and granophyre. Sulphides, garnet and quartz.Ferrosyenite Subzone (7b): Fine- to medium-grained, locally foliated, blue-grey ferrosyenite to creamy-white alkali -feldspar granite with varying proportions of quartz, and Fe-Ti oxide or magnetite.

Recent and On-going Exploration

1999: Harvey Creek Gold Placer Ltd. (name changed to New Millennium Metals Corporation in March 1999) optioned the Agnew Lake property from the claim holders, and subsequently staked a large area of ground to cover most of the known intrusion; assessment totaling $386,473 was filed against a number of these claims. New Millennium Metals Corporation conducted a regional sampling program of the entire Agnew Lake property during which they collected a total of 980 samples. Of these 980 samples, 110 assayed in excess of 0.5 g/t Pt+Pd. The primary focus of New Millennium's 1999 exploration program was along the contact between units 7a and 7b where there was the potential for discovery of a 'PGE reef'. Stripping, channel saw sampling, and drilling along this contact resulted in anomalous but uneconomic PGE concentrations (i.e. <300 ppb Pt+Pd).

2000: Pacific North West Capital Corporation optioned the Agnew Lake property from New Millennium Metals Corporation and subsequently staked numero us claims in order to cover areas that might include rocks of the Agnew Lake Intrusion. A Phase I surface program began in July 2000.

The Phase I Agnew Lake exploration program (2000) included the following:

1.  Re-sampling previously identified PGM showings.
2. Line cutting (establishing new grids & re-establishing old grids).
3. Regional sampling.
4. Detailed mapping and sampling.
5. Ground-based geophysics (Induced Polarization & Magnetometer).

A Phase 2 surface exploration program was completed on the Agnew Lake property between June 1 and November 5, 2001, and included: 1) line cutting; 2) regional geological mapping and sampling; 3) stripping and cleaning of selected outcrop areas (5915 m2); 4) detailed mapping and sampling of cleared outcrop areas; 5) induced-polarization (~13 km) and ground magnetometer (~17 km) geophysical surveys; 6) a limited Phase 1 diamond drill program (~1000 m in 10 holes); and, 7) lithogeochemical traverse sampling (41 samples).

A total of 2639 grab samples were collected from regional mapping and 1886 samples were collected during detailed sampling and mapping. Regional prospecting re-affirmed and expanded the previously known areas of anomalous PGE sulphide mineralization.

Of the 2639 grab samples, 2413 assayed anomalous from lower limit of detection to 249 ppb 3E; 83 samples assayed 250-500 ppb 3E; 52 samples assayed 501-750 ppb 3E; 23 samples assayed 751-1000 ppb 3E; 30 samples assayed 1001 -1500 ppb 3E; 6 samples assayed 1501-2000 ppb 3E; and, 22 samples assayed >2 g/t 3E.

Of the 2639 grab samples, the highest concentration of PGM is 153 ppb Au, 8332 ppb Pt, 3812 ppb Pd, 0.44% Cu and 0.25% Ni and was collected from the B-Zone. Of the 1886 detailed channel-grab samples, the highest concentration of PGM is 370 ppb Au, 2085 ppb Pt, 4780 ppb Pd, 2348 ppm Cu and 234 ppm Ni, collected from the BZ4 area.

Based upon the encouraging results of the Phase 2 (2001) surface exploration program, a Phase 3 surface exploration program comprising line cutting, prospecting and sampling, bedrock mapping and sampling, stripping and detailed sampling, geophysics, and diamond drilling was recommended for 2002

During the Phase II exploration, program three different varieties of samples were collected throughout the Agnew lake Property. They are prospecting samples, channel samples and lithogeochemical samples. The following summarized the general characteristic of the three sampling programs.

Regional Prospecting: A regional sampling program was implemented in order to test as much of the Agnew Lake Intrusion as possible for PGM and other mineralization. A total of 2639 grab samples were collected irrespective of geology, rock type, sulphide content, mineralogy, composition or location. . During traversing 1kg 'grab samples' were collected every 25-50m, provided that there was adequate exposure.

Channel Samples: A total of 1886 samples were collected from the six stripped areas on the Agnew Lake property (BZ1, BZ2, BZ3, BZ4, AZ3 and AZ4). Sample descriptions and assay results are available from PFN. Samples were taken on a 2.5 m x 2.5 m detailed grid and samples were collected using a cut-off saw (referred to as channel-grab samples). Each channel -grab sample consisted of approximated 1-1.5 kg of material excluding the small representative sample that is kept and stored for possible future analysis.

Lithogeochemical Samples: A lithogeochemical sampling program was implemented in order to test the geochemical characteristics of specific units within the ALI. A total 41 samples were collected during four separate traverses. Samples were collected at 25m in areas that contained as little alteration, mineralization and structure as possible (approximately 2.5 kg of material was collected at each site).

Drilling

Phase 1 Drilling Program Introduction

Drilling of 21 short exploratory holes on the Agnew Lake Intrusion, totalling 2846.5 m, was carried out in two stages as follows: November 7 - December 13, 2001 (10 holes totalling 1001.5 m) and February 3 - March 20, 2002 (11 holes totalling 1845 m). NDS Drilling of Timmins, Ontario, supplied drilling services under contact to PFN for Phase I. Drilling was double shifted; all core produced was BQ Thin Wall (BTW) diameter; holes were not surveyed, except for a dip test at the end of the hole.

As described by PFN the purpose of the drilling program was primarily to gain a better understanding of the lithostratigraphy, geochemistry and mineralogy of the Agnew Lake Intrusion. Drill targets were chosen based on the following characteristics:

  Targets were initially restricted to a distinct lithological unit (Vari-textured Unit) that was viewed as having the best potential to host PGM mineralization.
  Holes were positioned to intersect the thickest se ction of the distinct lithological unit for detailed geochemical and petrographic studies.
  In general, holes were located in regions with previously identified surface PGM mineralization.
  Some holes were located in areas associated with either IP or magnetic anomalies.

Two areas were thus selected as having the best potential for economic PGM mineralization: the B4-Zone and the A4-Zone. Detailed core logs, sampling and assaying were completed in August.

Phase 1 Drilling Program

Twenty-one drill holes were drilled into the two contact environments described above. Eleven of these were drilled in the B4-Zone (1400 m) and 10 were drilled in the A3- and A4-Zones (1500 m). All of the drill holes were collared within ~200-500 m horizontal and east of the mapped surface footwall contact of the ALI. All drill holes were situated perpendicular to the footwall contact and were drilled at a dip of either -45o or 90o.

Table 5-1: Summary of Phase 1 Drill Program, Agnew Lake property.
DDH	Grid E	Grid N	Elevation	Easting	Northing	Depth	Dip	Azmuth	#Samples	Zone
AL-01	-3003	-684	314.6	426816	5136316	75	-45	270	80	BZ4
AL-02	-3003	-684	314.6	426816	5136316	74.5	-90	270	87	BZ4
AL-03	-3003	-776	309.2	426816	5136224	54	-45	270	55	BZ4
AL-04	-3003	-776	309.2	426816	5136224	68	-90	270	67	BZ4
AL-05	-2953	-776	309.2	426866	5136224	75	-45	245	72	BZ4
AL-06	-49	1863	325.7	424523	5135255	114	-90	245	147	AZ3/4
AL-07	-49	1863	325.7	424523	5135255	117	-45	245	143	AZ3/4
AL-08	64	1761	330.7	424669	5135211	151	-90	245	215	AZ3/4
AL-09	64	1761	330.7	424669	5135211	147	-45	245	225	AZ3/4
AL-10	45	1661	317.3	424694	5135112	126	-90	245	141	AZ3/4
AL-11	-2916	-856	308	426903	5136144	123	-45	250	81	BZ4
AL-12	-2800	-878.3	308	427018	5136122	166	-45	270	148	BZ4
AL-13	-2700	-878.3	308	427118	5136122	179	-45	270	169	BZ4
AL-14	-2800	-773.3	308	427018	5136224	165	-45	270	140	BZ4
AL-15	-2700	-776.3	308	427118	5136224	202	-45	270	155	BZ4
AL-16	-2800	-684.4	308	427018	5136316	159	-45	270	155	BZ4
AL-17	50	1863.5	300	424613	5135297	153	-45	245	161	AZ3/4
AL-18	50	1863.5	300	424613	5135297	198	-45	290	232	AZ3/4
AL-19	50	1863.5	300	424613	5135297	114	-45	335	100	AZ3/4
AL-20	150	1863.5	300	424704	5135339	209	-45	245	268	AZ3/4
AL-21	215.4	1761.5	300	424806	5135275	177	-90	245	148	AZ3/4
					Total:	2847			2989

All location, depth and elevation reading are in meters, UTM's are in NAD27.

The Phase 1 drill program targeted two specific areas within the contact environment of the Agnew lake Intrusion, with the intentions being to intersect 'high-grade' surface mineralization at depth. As outlined below slight geological variations exist between the B4 and the A3/4 zones.

Agnew Lake Intrusion

Rocks within the contact environment of the Agnew lake Intrusion (ALI) are predominately plagioclase- and amphibole-rich (after pyroxene), and range in composition from anorthosite through to pyroxenite and texturally vary from very fine-grained through to pegmatitic.

The stratigraphic sequence of lithologies within the contact environment is very similar between the B4-Zone and the A3/4-Zone, although the relative thickness of specific stratigraphic units varies between the two locations. In general, the stratigraphy of the contact environment consists of an overlying massive gabbroic unit, below this is a gabbro/melagabbro breccia followed by a zone of footwall breccia, immediately below this is the Archean footwall (Ramsey-Algoma Granites).

The rocks of the Layered Unit or Varitextured Unit are comprised of varying proportions of plagioclase and amphibole-rich (after pyroxene) rocks, compositionally ranging from anorthosite through to gabbro. Grainsize varies from fine-grained through to pegmatitic. These rocks occur as massive, poorly layered units above the breccia zone and as fragments (autoliths) within the breccia zone. The rocks within the A3/4-Zone display much more textural variations as compared to the rocks of the B4-Zone and as a result are referred to as varitextured. Overall, these rock units appear to be shallow dipping inwards towards the centre of the intrusion at about 15o to 30o. Contacts between major and minor units are typically gradational with occasional sheared contacts between units. Sporadic sulphide mineralization (pyrrhotite+chalcopyrite+pyrite) occurs with the Layered and Varitextured Units but is generally none visible to trace.

Occurring throughout both the Layered and Varitextured Units are pyroxenitic inclusions that range in size from 0.1m to >1.0m and range in composition from medium-grained melagabbro through to medium-grained pyroxenite and contain up to 10% blue quartz as well as up to 5% blebby sulphide, predominantly chalcopyrite.

The Breccia Zone occurs immediately below the massive to semi-massive Layered and Varitextured Units, it is marked by an increase in the inclusion population as well as the transition to more mafic rock phases. Two relatively different Breccia units exist between the B4-Zone and the A3/4-Zone.

B4-Zone: Within the B4-Zone the Breccia Zone is a 10-15 m wide zone of melagabbro breccia (although locally pyroxenitic) occurs at the contact between the overlying Layered gabbroic units and the underlying Footwall lithologies. It is composed of a medium-grained melagabbro matrix that contains coarse-grained gabbro/leucogabbro, fine-grained gabbro/melagabbro and medium-grained pyroxenite fragments. Trace to locally 15% disseminated and/or blebby chalcopyrite + pyrrhotite occurs throughout the unit. Up to 10% blue quartz occurs through out the B4 Breccia Zone.

A3/4-Zone: Within the A3/4-Zone the Breccia Zone is a 20-80 m wide zone of gabbro breccia (variable to melagabbro) occurs at the contact between the overlying Varitextured Unit and the underlying Footwall lithologies. The breccia is dominated by a medium-grained gabbro that contains a wide range and size of xenoliths. Inclusion types include fine-grained gabbro, fine- to medium-grained melagabbro/gabbro, medium- to coarse-grained gabbro/leucogabbro and medium-grained melagabbro/pyroxenite. Within the A3/4 Breccia Zone sulphide mineralization is typically none visible to trace, although up to 10% blebby/disseminated sulphide does occur primarily related to the medium-grained to coarse-grained, blue quartz-rich gabbroic phases, as well within the pyroxenitic phases. Sulphide mineralization is predominantly chalcopyrite with minor amounts of pyrrhotite and pyrite.

The Footwall Breccia occurs immediately below the gabbro Breccia Zone and is marked by a mixture of country and gabbroic rocks (possible belonging to the Agnew Lake Intrusion). The Footwall breccia is dominated by granitic fragments of the underlying Ramsey-Algoma Formation occurring within a matrix of predominately fine-grained to medium-grained gabbro. In some locations 'exotic' fragments, such as quartzites and argillites occur, most likely related to the Huronian lithologies that occur along the eastern contact of the intrusion. Within the B4 -Zone the granitic component of the Footwall Breccia varies from granite through to diorite in composition. Occurring randomly throughout the B4 Footwall Breccia Zone are 1-2m inclusions of melagabbro to pyroxenite that compositionally and textually identical to the overlying melagabbro/ pyroxenite breccia unit. Trace to 2% disseminated pyrite+pyrrhotite occurs throughout the Footwall Breccia whereas up to 5% blebby chalcopyrite can occur within the melagabbro/pyroxenite inclusions within the B4 -Zone.

In some locations, the main rock sequence of the Agnew Lake Intrusion is separated from the Archean granite footwall by a gabbroic unit collectively called the Marginal Gabbronorite Zone (Unit 3) (Vogel et al., 1996). The Marginal Gabbronorite Zone occurs as isolated dike-like and/or sill-like bodies around the margin of the Agnew Lake Intrusion. The marginal rocks are fine- to medium-grained gabbro/gabbronorites containing Trace to 5% disseminated pyrrhotite and/or pyrite. Chilled upper and lower contacts are exhibited between the Marginal Gabbronorite Zone and the surrounding phases.

The footwall to the Agnew Lake intrusion is composed of Archean (2720-2660 Ma) granitoids and orthogneisses of the Ramsey-Algoma Granitoid suite. The rocks are overall pink to creamy-white, coarse-grained, and equigranular in texture. Mafic dikes, as well as quartz and pegmatitic quartz-feldspar veins impregnate the footwall granites.

Numerous mafic dikes crosscut all of the stratigraphic units within the B4-Zone and he A3/4-Zone. Two types of dikes are predominant within these environments:

  Mafic Dike:  fine-grained to medium-grained, gabbro/melagabbro, 1-2% disseminated pyrite and/or pyrrhotite, up to 40-50 m in width, sharp to chilled upper and lower contacts.
  Matachewan Dikes:   medium-grained to fine-grained, gabbro, Trace disseminated sulphides, plag-phyric (up to 40% plagioclase phenocrysts), concentrations increase towards the centre, up to 20m in width.

Drill Assay Data

Analytical results of the Phase 1 diamond drilling program (2989 core samples) are described and discussed below.

Background Results

Background values are calculated from the arithmetic average of 2074 core samples with low Cu concentrations (<100 ppm Cu), which is considered a close approximation of low sulphur content. The average concentration from the 2074 samples is 11.2 ppb Au, 24.1 ppb Pt, 34.5 ppb Pd (69.8 ppb 3E), 76.4 ppm Ni, 31.9 ppm Cu, 275.2 ppm S; average ratios include 1.43 Pd: Pt and 0.42 Cu: Ni. A previous estimate based on surface samples was 3.0 ppb Au, 27.2 ppb Pt, 39.6 ppb Pd (69.9 ppb 3E), 84.5ppm Ni, 43.7 ppm Cu, 283 ppm S; average ratios include 1.45 Pd: Pt and 0.52 Cu: Ni.

Precious Metal and Base Metal Results

Anomalous PGM sulphide mineralization (>0.25 g/t 3E) over significant widths (<5.0 m) was intersected in 20 of the 21 drill holes. Table 5-3 lists the major PGM intercepts from each of the Phase 1 diamond drill holes.

Palladium and Platinum concentrations constitute a very high percentage of the total PGM values: average 29.4 % Pt in 2981 assays (3E) (samples include all assays with >1ppb 3E), average 55.6 % Pd in 2981 assay and average 14.9 % Au in 2981 assays.

Table 5-2: Summary of sulphide and PGE distribution within the main breccia unit, B4-Zone and A3/4-Zone.

Zone	Ave Thickness	Au	Pt	Pd	3E	Ni	Cu	Pd: Pt	Cu:Ni	%Au
B4-Zone	13.58	11.2	74.8	125.3	211.3	75.8	184.6	1.68	2.44	5.3%
A3/4-Zone	46.1	8.4	65.2	61.9	135.4	92.3	126.6	0.95	1.37	6.2%

Average Thickness measure in m; Au, Pt, Pd and 3E measure in ppb; Ni and Cu measure in ppm.

From the above it is apparent that the breccia package in the B4-Zone is much thinner than in the A3/4-Zone. The B4 breccia zone also contains somewhat more PGM mineralization and Palladium is the dominant PGE phase as compared to the A3/4 breccia zone where Platinum is the dominant PGE phase. Also, Pd content in B4 is about twice that in A3/4; Pt is the same.

A review of the cross-sections shows that PGM mineralization occurs within or near a flat-dipping gabbro breccia near the base of the intrusive section; in this sense there is some stratigraphic control. Mineralization, as yet, is too erratic to define a zone.

Table 5-3: Drill Hole Intercepts >=250 ppb 3E
DDH	From(m)	To(m)	Int(m)	Au(ppb)	Pt(ppb) Pd(ppb)		3E(ppb)	3E(g/t) Ni(ppm)		Cu(ppm)	Cu:Ni	Pd:Pt	%Au	%Pt	%Pd	S(ppm)
AL-01	12.85	14.50	1.65	4.4	163.3	238.3	406.1	0.41	71.8	6.7	0.1	1.5	1.3	39.5	59.2	0.0
AL-02	3.00	17.00	14.00	29.1	86.5	340.5	456.1	0.46	104.9	29.3	0.4	2.3	21.0	30.2	48.8	169.6
incl.	6.00	17.00	11.00	23.2	105.1	427.4	555.7	0.56	117.8	21.6	0.3	2.6	12.6	32.7	54.8	115.9
AL-03	27.00	30.35	3.35	18.0	8.3	188.0	214.3	0.21	121.0	78.3	0.6	22.7	8.4	3.9	87.7	92.5
and	39.00	40.00	1.00	46.5	171.0	291.5	509.0	0.51	118.0	926.0	7.8	1.7	9.1	33.6	57.3	800.0
and	41.00	42.50	1.50	41.7	269.3	289.0	600.0	0.60	94.3	1488.0	15.8	1.1	7.0	44.9	48.2	1666.7
AL-04	30.00	33.00	3.00	25.5	117.0	240.2	382.7	0.38	74.8	488.7	6.5	2.1	6.7	30.6	62.8	616.7
and	39.65	41.00	1.35	18.0	141.3	178.4	337.7	0.34	84.6	208.7	2.5	1.3	5.3	41.8	52.8	481.5
AL-05	57.00	62.50	5.50	2.5	95.5	233.3	331.4	0.33	100.6	28.6	0.4	2.9	0.9	28.9	70.2	54.5
AL-06	66.50	77.50	11.00	29.6	226.6	152.5	408.8	0.41	76.6	168.8	2.4	1.1	13.2	46.4	40.3	450.0
incl.	69.00	70.50	1.50	55.3	866.3	384.0	1305.7	1.31	93.7	220.7	2.4	0.5	4.0	66.0	29.7	300.0
incl.	69.00	77.50	8.50	36.6	245.1	180.5	462.2	0.46	71.4	212.3	3.0	1.3	10.5	43.2	46.1	576.5
AL-07	77.00	86.00	9.00	38.2	149.6	165.4	353.2	0.35	110.2	466.2	4.5	1.1	39.1	45.2	42.8	633.3
incl.	83.00	84.50	1.50	40.7	230.3	465.7	736.7	0.74	89.0	605.7	5.1	2.2	44.0	31.0	63.3	833.3
AL-08	103.00	103.50	0.50	6.0	877.0	149.0	1032.0	1.03	101.0	1.4	0.0	0.2	4.0	85.0	14.0	0.0
and	124.50	141.50	17.00	10.3	83.6	171.1	265.0	0.27	81.6	170.7	2.0	2.7	7.2	29.2	64.2	488.2
incl.	129.00	132.00	3.00	14.7	175.2	305.8	495.7	0.50	86.8	174.4	1.9	2.3	3.5	32.7	65.3	683.3
AL-09	93.00	96.00	3.00	5.5	146.8	212.3	364.7	0.36	34.0	3.3	0.1	1.5	4.5	40.0	55.7	0.0
and	118.50	127.50	9.00	22.4	144.3	157.7	324.4	0.32	62.2	177.6	2.5	1.8	4.8	41.7	53.6	200.0
and	132.50	136.00	3.50	42.9	250.0	212.4	505.3	0.51	96.6	1211.7	12.3	0.9	10.3	47.9	41.6	1685.7
AL-10	75.00	76.00	1.00	3.0	195.0	465.0	663.0	0.66	76.0	33.0	0.4	2.4	0.5	29.4	70.1	200.0
and	78.00	80.00	2.00	2.0	182.0	146.5	330.5	0.33	122.0	137.5	1.1	0.8	0.6	55.1	44.3	250.0
and	94.60	98.00	3.40	14.8	126.4	90.9	232.1	0.23	83.4	247.0	3.0	0.7	6.4	54.5	39.2	320.6
AL-11	23.00	36.00	13.00	18.9	165.3	164.7	348.9	0.35	119.5	503.1	4.3	1.3	3.8	41.5	54.7	942.3
incl.	31.50	36.00	4.50	50.0	338.0	225.0	613.0	0.61	137.1	1338.8	10.1	0.7	8.9	54.8	36.2	2577.8
AL-12	65.00	66.50	1.50	39.0	471.3	497.7	969.0	0.97	137.3	539.0	3.1	1.2	3.0	46.7	53.3	0.0
AL-13	68.00	70.00	2.00	58.5	686.0	1924.5	2669.0	2.67	48.5	22.8	0.5	2.2	1.5	33.0	65.5	150.0
incl.	69.00	70.00	1.00	115.0	1310.0	3760.0	5185.0	5.19	49.0	26.2	0.5	2.9	2.0	25.0	73.0	100.0
and	105.55	109.00	3.45	4.9	111.7	202.3	318.9	0.32	95.6	108.7	1.3	2.9	0.7	34.1	65.4	196.0
AL-14	81.00	82.25	1.25	0.0	242.0	514.0	756.0	0.76	109.0	12.5	0.1	2.1	0.0	32.0	68.0	100.0
AL-15	50.75	55.00	4.25	5.2	112.2	160.6	278.1	0.28	48.4	93.6	2.1	1.6	2.1	39.4	58.5	817.6
and	83.00	88.00	5.00	5.4	86.6	178.2	270.2	0.27	68.8	40.1	0.7	2.2	2.0	33.0	64.8	460.0
AL-16	44.00	49.00	5.00	6.0	114.6	308.0	428.6	0.43	32.6	93.2	2.8	1.8	0.8	43.4	55.6	240.0
and	110.00	117.50	7.50	5.5	153.0	408.5	567.0	0.57	98.6	52.3	0.6	2.3	0.9	32.7	66.5	154.0
incl.	111.50	115.00	3.50	8.0	250.9	741.9	1000.7	1.00	157.0	79.3	0.6	3.1	0.7	26.9	72.6	196.0
AL-17	101.00	135.60	34.60	22.8	171.1	110.2	304.1	0.30	104.4	200.6	2.0	0.7	17.4	45.7	31.2	295.4
incl.	111.00	115.00	4.00	69.3	777.5	371.3	1218.0	1.22	105.3	283.0	2.7	0.4	3.3	69.3	27.5	400.0
incl.	111.00	133.00	22.00	34.7	232.5	157.5	424.7	0.42	111.7	292.5	2.9	0.8	16.5	49.8	31.5	415.9
incl.	127.50	130.50	3.00	39.8	148.5	288.5	476.8	0.48	182.3	450.6	2.5	1.9	8.0	31.3	60.7	650.0

DDH	From(m)	To(m)	Int(m)	Au(ppb)	Pt(ppb) Pd(ppb)		3E(ppb)	3E(g/t) Ni(ppm)		Cu(ppm)	Cu:Ni	Pd:Pt	%Au	%Pt	%Pd	S(ppm)
AL-18	112.00	120.00	8.00	1.8	223.4	87.1	312.3	0.31	78.3	101.4	1.5	0.5	1.3	46.2	52.6	243.8
incl.	117.00	120.00	3.00	3.7	540.0	186.5	730.2	0.73	72.7	221.3	3.5	0.5	1.7	69.0	29.3	383.3
incl.	117.00	121.00	4.00	2.8	430.1	150.0	582.9	0.58	71.3	170.0	2.7	0.5	1.3	68.3	30.5	312.5
and	134.00	141.45	7.45	15.3	182.1	324.9	522.3	0.52	145.8	249.2	1.6	1.8	4.4	38.8	56.8	806.0
incl.	136.50	141.45	4.95	21.4	200.1	284.7	506.2	0.51	147.1	349.2	2.0	1.5	4.9	42.1	52.9	1142.4
and	149.00	151.00	2.00	29.5	342.0	1104.0	1475.5	1.48	219.0	447.8	1.6	3.3	1.5	23.5	75.0	900.0
AL-19 anomalous values
AL-20	128.50	130.50	2.00	7.5	269.3	115.0	391.8	0.39	111.8	277.8	2.8	0.4	4.0	71.3	24.8	350.0
and	134.50	135.00	0.50	17.0	1070.0	460.0	1547.0	1.55	134.0	318.0	2.4	0.4	1.0	69.0	30.0	300.0
and	139.50	149.00	9.50	22.6	188.8	124.5	335.8	0.34	84.8	481.0	5.5	0.4	13.8	44.3	41.9	870.5
and	139.50	150.50	11.00	19.6	165.8	118.3	303.7	0.30	89.6	425.8	4.9	0.7	12.0	40.5	47.5	760.9
incl.	141.50	144.00	2.50	48.2	396.8	279.6	724.6	0.72	131.2	878.2	7.1	0.7	6.8	55.0	38.2	1160.0
incl.	147.30	149.00	1.70	29.9	364.8	200.9	595.6	0.60	129.0	829.1	6.8	0.6	4.8	61.3	33.9	1100.0
and	170.00	174.00	4.00	27.6	121.4	357.1	506.1	0.51	177.0	643.4	3.4	2.9	6.4	25.6	67.8	1325.0
AL-21	109.50	113.70	4.20	5.3	195.3	93.9	294.5	0.29	174.1	171.7	1.0	0.5	1.8	66.3	31.9	430.2

Phase 2 Drilling Program

PFN initiated a Phase 2 diamond-drilling program in October of 2002. To December 31, 2002, a total of 5104.8 metres of diamond drilling had been completed in 9 drill holes. Seven of these holes targeted contact zone style mineralization in the vicinity of the C Zone as previously defined by BP. Two holes were drilled within the central part of the intrusion to both establish the internal stratigraphy of the intrusion and to test for both reef-style mineralization higher in the intrusion and contact zone mineralization at depth. One of these two holes, hole AL-22, targeted a significant gravity anomaly located in the upper (eastern) portion of the Agnew Lake Intrusion. Initial depth estimates established on the basis of a reconnaissance gravity-sampling program placed this anomaly at a depth of 1200-1500 metres. At the time of writing this hole had been halted after being drilled to a depth of 2,131.8 metres and remained in rocks of the middle series with no obvious explanation for the gravity anomaly having been encountered. A significant portion of the anomaly can, however, be accounted for by the much greater than anticipated thickness of gabbro encountered to date. At the time of writing, no geological information or analytical results from this program had been made available to the Company by PFN/Kaymin.

Sampling and Analysis

Sampling Method and Approach

During the Phase II exploration, program three different varieties of samples were collected throughout the Agnew lake Property. They are prospecting samples, channel samples and lithogeochemical samples. The following summarized the general characteristic of the three sampling programs.

Regional Prospecting: A regional sampling program was implemented in order to test as much of the Agnew Lake Intrusion as possible for PGM and other mineralization. A total of 2639 grab samples were collected irrespective of geology, rock type, sulphide content, mineralogy, composition or location. During traversing 1 kg 'grab samples' were collected every 25-50m, provided that there was adequate exposure.

Channel Samples: A total of 1886 samples were collected from the six stripped areas on the Agnew Lake property (BZ1, BZ2, BZ3, BZ4, AZ3 and AZ4). Sample descriptions and assay results are available from PFN. Samples were taken on a 2.5 m x 2.5 m detailed grid and samples were collected using a cut-off saw (referred to as channel-grab samples). Each chan nel-grab sample consisted of approximated 1-1.5 kg of material excluding the small representative sample that is kept and stored for possible future analysis.

Lithogeochemical Samples: A lithogeochemical sampling program was implemented in order to test the geochemical characteristics of specific units within the ALI. A total 41 samples were collected during four separate traverses. Samples were collected at 25m in areas that contained as little alteration, mineralization and structure as possible (approximately 2.5 kg of material was collected at each site).

Sampling Method and Approach - Core Samples

Core samples from drilling were generally taken continuously from the top to the bottom of the hole, with widths varying from 0.50 m to 3.00 m. The sampling intervals were determined based on geology and sulphide content. Longer samples (1.0-1.5 m) were taken from non-mineralized or weakly mineralized sections. Core recovery from the Agnew Lake Phase 1 diamond drill program was excellent.

A contract geologist rough logged drill core in the field, and boxes were hay wired shut and transported to the designated loading point. Core boxes were then hand transferred by an experienced field person into a 1 ton, four-wheel drive truck and driven to the core shack on Fielding Road in Lively, Ontario.

Once at the warehouse, the core was cut in half using table mounted, wet diamond blade rock saws, with custom made stainless steel core trays to ensure an even split. The saw blades were cleaned and sharpened with a dry brick after every box cut. The project geologist then logged holes and all data was entered into an MS Access database, using an IBM Pentium III laptop computer.

Sample intervals were selectively marked up with wax pencils and a trained sampler rinsed the sample, to remove any excess material, and placed one half of the core for each sample, into a plastic bag containing a tag with the sample number marked on the outside. A sample tag with the same number was also placed in the core box at the start of each sample interval.

The individual samples were bagged together in commercial rock bags (up to 20 kilograms per bag). Regular sample shipments were made using, Manitoulin Transport, a bonded commercial truck carrier for transport to Rouyn-Noranda where the samples were submitted to SGS (XRAL) Laboratories and assayed for Pt, Pd, Au and multi-element ICP, which includes Cu and Ni.

For the remaining half of the core, metal tags were stapled to the end of each core box showing the hole number and meters. Lids were then strapped tightly onto each box using hard plastic strapping and moved to the secure (barbed wire fenced and locked with monitored alarm system in main building) core storage compound located on the grounds of the Fielding Road core shack.

Sample Preparation, Analyses and Security

This section describes the analytical procedures used at primary and check assay laboratories, and provides and evaluation of results.

Grab samples, channel samples and lithogeochemical samples were submitted to XRAL Laboratories, Rouyn-Noranda, Quebec and Bondar Clegg Laboratories, Val d'Or, Quebec, where they were analyzed for (amongst other elements) Pt, Pd, Au, Cu, Ni and S. Representative hand and/or chip samples were taken from all collected samples that were submitted for assay and are catalogued and stored at the Fielding Road location.

At both Bondar-Clegg and XRAL, concentrations of Pt-Pd-Au were determined using standard lead fire assay methods, followed by dissolution with aqua regia, and measurement with either an ICP (inductively coupled plasma) finish at Bondar-Clegg or a DCP (direct current plasma) finish at XRAL. Lower limits of detection (in 30g sample) are 1 ppb Au, 1 ppb Pd and 5 ppb Pt at Bondar-Clegg and 1 ppb Au, 1 ppb Pd and 10 ppb Pt at XRAL; both labs have upper limits of detection of 10,000 ppb Pt, Pd, or Au. Concentrations of Cu-Ni were determined by ICP methods and generally have lower limits of detection of 1 ppm Cu and 1 ppm Ni; the upper limit for the ICP method for Cu and Ni is 10,000 ppm. Major elements were determined by XRF and rare earth elements and trace elements were determined by INAA and ICP.

Bondar-Clegg and XRAL Laboratories are both ISO-9002 certified laboratories. At both Bondar-Clegg and XRAL Laboratories all samples returning Pt, Pd or Au values over 1000 ppb are re-assayed by the laboratory, as well, in house standards are inserted every 10 samples.

There are no drilling, sampling or recovery factors that could materially impact the accuracy of results.

In the opinion of the author the sample quality is good and the samples are representative of the mineralization. The samples are free from bias.

Exploration and Development

At August 31, 2002, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $1,594,945 to be performed through the joint venture arrangement with PFN and Kaymin. Work is conducted by PFN as project operator on an ongoing basis. Kaymin approved and funded a first year budget of $1.18 million which included further geophysical surveys, geochemical surveys, trenching and diamond drilling and a second year budget of $1.25 million dollars which covered prospecting, mapping and diamond drilling in 2002.

Lac Des Iles Project, Thunder Bay Area, Ontario

The Company's Lac Des Iles Pt-Pd Project includes the Shelby Lake, Lac Des Iles River, South Legris, Dog River, Taman, Taman East, Senga, Tib, Hottah, Wakinoo, Vande, Coldwater and Thumper Properties. During Fiscal 2002, exploration work was conducted only on the Shelby Lake, Lac Des Iles River and South Legris Properties as discussed below. The balance of the property portfolio is not considered material to the Company at this time, have not been active in the last year and were reported on in detail in 2001.

The Lac Des Iles Project contains no known body of commercial ore. All exploration programs conducted by the Company to date have been exploratory in nature.

Information italicized below has been excerpted from a Report dated February 6, 2003 entitled "Technical Report on the Lac Des Iles Pt-Pd Project - Lac Des Iles River, Shelby Lake and South Legris Properties" by Darin Wagner, M. Sc., P. Geo.

Location, Description and Acquisition

Shelby Lake Property

On June 28, 2000, a Letter of Intent was entered into between the Company and New Claymore Resources Ltd. ("New Claymore") with respect to the Shelby Lake Property. The terms of the Letter of Intent were subsequently formalized in an Option Agreement (the "Shelby Lake Agreement") executed between the Company as the optionee and New Claymore as the optionor effective July 26, 2000. Pursuant to the terms of the Shelby Lake Agreement, the Company was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Shelby Lake Property. The Shelby Lake Property is comprised of 10 contiguous claim blocks encompassing 2,160 hectares (5,334 acres) located approximately 70 km north-northeast of Thunder Bay, Ontario and 17 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine. See Figure 5 on page 68. The Shelby Lake Property adjoins the Lac Des Iles River, Vande and South Legris Properties and forms part of the Lac Des Iles Project. A network of recent logging roads in the area provides excellent access to the Shelby Lake Property.

The Company can earn a 50% interest in and to the Shelby Lake Property by making cash payments totaling $10,000, issuing 30,304 Common Shares to New Claymore and completing $500,000 in exploration expenditures over a four-year period as follows:

(a)	Cash payment of $10,000 upon receipt of regulatory approval; (paid)

(b)	30,304 Common Shares as follows:

(i) 15,152 Common Shares upon receipt of regulatory approval; (issued) and
(ii) 15,152 Common Shares on the first anniversary (June 28, 2001) (issued).

(c)	Exploration expenditures totaling $500,000 over a four-year period as follows:

(i) $20,000 by August 31, 2000; (completed)
(ii) $480,000 within four years of the Shelby Lake Agreement (June 28, 2005); and

Within 30 months of completing its 50% earn-in, the Company may earn an additional 10% interest, for a total of 60% interest, in and to the Shelby Lake Property by expending a further $500,000. The Company may also elect to stop at 50% in which case both parties will contribute to the project equally.

Upon the commencement of commercial production, the Shelby Lake Property will be subject to a 2% net smelter returns royalty in favour of the Robert Fairservice and Nelson O'Toole of Kenora, Ontario. The Company and New Claymore may purchase, in proportion to their ownership interest at that time, up to 50% of the 2% net smelter returns royalty from Robert Fairservice and Nelson O'Toole for the sum of $500,000.

Claim details for the Shelby Lake Property are summarized in the table below.

Shelby Lake Property Claim Information

Claim	# of	Approx.	Approx.	Township or	Original	Assessment Work
Number	units	Area	Area	Mining	Recording Date	Due Date
		(Hectares)	(Acres)	District
TB-1220855	4	64	158	Shelby Lake	December 10, 1999	December 10, 2003
TB-1220857	10	160	395	Shelby Lake	December 10, 1999	December 10, 2003
TB-1220858	12	192	474	Shelby Lake	December 10, 1999	December 10, 2003
TB-1220859	15	240	593	Shelby Lake	December 10, 1999	December 10, 2003
TB-1220860	15	240	593	Shelby Lake	December 10, 1999	December 10, 2003
TB-1220862	16	256	632	Shelby Lake	December 10, 1999	December 10, 2003
TB-1220863	16	256	632	Shelby Lake	December 10, 1999	December 10, 2003
TB-1220864	16	256	632	Shelby Lake	December 10, 1999	December 10, 2003
TB-1220866	15	240	593	Shelby Lake	December 10, 1999	December 10, 2003
TB-1220867	16	256	632	Shelby Lake	December 10, 1999	December 10, 2003
Totals	135	2,160	5,334

(1) Assessment report filed and currently pending by Ontario Government Assessment Office.

Lac Des Iles River Property

On May 5, 2000, the Company entered into an option agreement with Maple Minerals Inc. and East West Resources Corp. to acquire up to an undivided 60% interest in the Lac Des Iles River Property. Maples Minerals Inc. and East West Resources Corp. each hold an undivided 50% interest in the property. The Lac Des Iles River Property is comprised of 16 contiguous claim blocks encompassing an area of 2,880 hectares (7,110 acres) located approximately 70 km north-northeast of Thunder Bay, Ontario and 17 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine. See Figure 5 on page 68. The Lac Des Iles River Property adjoins the Shelby Lake, Wakinoo and Hottah Properties and forms part of the Lac Des Iles Project. A network of recent logging roads in the area provides excellent access to the Lac Des Iles River Property.

The Company can earn a 50% interest in and to the Lac Des Iles River Property by making cash payments totaling $38,500 and spending $1,000,000 on exploration over a six-year period as follows:

(a) $38,500 in cash over a three-year period as follows:

(i)   $ 19,000 within 10 days of regulatory approval; (paid)

(ii)   $  4,500 within six months of signing (November 5, 2000); (paid)

(iii)  $  5,000 on the first anniversary of signing (June 22, 2001); (paid)

(iv) $   5,000 on the second anniversary of signing (June 22, 2002); (paid) and

(v) $   5,000 on the third anniversary of signing (June 22, 2003).

(b) Exploration expenditures of $1,000,000 over a five-year period as follows:

(i) $20,000 by October 31, 2000; (completed)

(ii) $80,000 by the first anniversary of signing (June 22, 2001); (completed) and (iii) $900,000 within five years of signing (June 22, 2005).

The Company can then earn a further undivided 10% interest by completing a feasibility study acceptable to the Exchange within the following three years.

Upon the commencement of commercial production, four claims blocks (1220808, 1220810, 1220833 and 1220838) will be subject to a 1% net smelter returns royalty in favour of the Robert Fairservice and Nelson O'Toole of Kenora, Ontario. The

Company and the Lac Des Iles River Optionors may purchase, in proportion to their ownership interest at that time, up to 100% of the 1% net smelter returns royalty from Robert Fairservice and Nelson O'Toole for the sum of $500,000.

The following is a summary of the claims comprising the Lac Des Iles River Property as at the date of this Form 20-F Annual Report:

Lac Des Iles River Property Claim Information

Claim	# of	Approx.	Approx.	Township or	Original	Assessment Work
Number	units	Area	Area	Mining	Recording Date	Due Date
		(Hectares)	(Acres)	District
TB-1172976	4	64	158	Shelby Lake	March 13, 2000	March 13, 2004
TB-1172991	12	192	474	Shelby Lake	March 13, 2000	March 13, 2004
TB-1172992	9	144	356	Shelby Lake	March 13, 2000	March 13, 2004
TB-1172993	12	192	474	Shelby Lake	March 13, 2000	March 13, 2004
TB-1172995	16	256	632	Shelby Lake	March 13, 2000	March 13, 2004
TB-1172998	12	192	474	Shelby Lake	March 6, 2000	March 6, 2004
TB-1172999	6	96	237	Shelby Lake	March 6, 2000	March 6, 2004
TB-1173000	4	64	158	Shelby Lake	March 13, 2000	March 13, 2004
TB-1220808	16	256	632	Shelby Lake	March 6, 2000	March 6, 2004
TB-1220810	16	256	632	Shelby Lake	March 6, 2000	March 6, 2004
TB-1220833	16	256	632	Shelby Lake	March 6, 2000	March 6, 2004
TB-1220838	16	256	632	Shelby Lake	March 6, 2000	March 6, 2004
TB-1240355	8	128	316	Shelby Lake	March 13, 2000	March 13, 2004
TB-1240518	12	192	474	Orbit Lake	March 20, 2000	March 20, 2004
TB-1272994	12	192	474	Shelby Lake	March 6, 2000	March 6, 2004
TB-1227514	9	144	356	Shelby Lake	March 28, 2000	March 28, 2004
Totals	180	2,880	7,110

South Legris Property

Pursuant to an option agreement dated April 10, 2000 and amended October 31, 2000 (the "South Legris Agreement") between the Company as the optionee and Canadian Golden Dragon Resources Ltd. ("CGD") as the optionor, the Company was granted an option to acquire up to a 60% undivided interest in and to 23 contiguous claim blocks covering a total of approximately 4,032 hectares (9,957 acres) (the "South Legris Property"). The South Legris Property is located approximately 75 km north-northeast of Thunder Bay, Ontario and 11 km south of North American Palladium's Lac Des Iles Pd-Pt Mine. See Figure 5 on page 68. The South Legris Property adjoins the Shelby Lake, and Vande Properties and forms part of the Lac Des Iles Project.

The South Legris Property is accessed by traveling 87 kilometres north of Thunder Bay on provincial Highway #527, and then traveling approximately 21 kilometres west along the Fensom Lake all-weather gravel logging road. Secondary logging roads extend southwest from here to all parts of the property.

The Company can earn a 50% interest in and to the South Legris Property by making cash payments totaling $48,300 and completing $1,000,000 in exploration expenditures as follows:

(a) Cash payments totaling an aggregate of $48,300 over a period of 60 months as follows:

(i)  $ 10,000 within 14 days of signing (paid);

(ii) $ 9,000 within 1 month of signing (paid);

(iii) $ 4,300 within 6 months of signing (paid);

(iv) $ 5,000 within 12 months of signing (April 10, 2001); (paid)

(v) $ 5,000 within 24 months of the signing (April 10, 2002); (paid) (vi) $ 5,000 within 36 months of the signing (April 10, 2003); (vii) $ 5,000 within 48 months of the signing (April 10, 2004); (viii) $ 5,000 within 60 months of the signing (April 10, 2005);

b) Completing exploration expenditures totaling $1,000,000 over a five-year period as follows:

 (i)  $ 40,000 within 6 months of signing; (completed)

 (ii) $ 100,000 within 12 months of signing; (completed)

 (iii) $ 200,000 within 24 months of the signing; (completed)

 (iv) $ 300,000 within 36 months of the signing; (completed)

 (v) $ 400,000 within 48 months of the signing;

 (vi) $1,000,000 within 60 months of signing

Within three years of completing its 50% earn-in, the Company may earn a further 10% interest, for a total of 60% interest, by completing a feasibility study to the standards required by the Exchange.

A portion of the South Legris Property, specifically claims 1239923 and 1205156, are the subject of an underlying agreement, dated April 7, 2000, between Canadian Golden Dragon Resources Ltd. and Ken Fenwick, Don Leishman and Ron Tweedie (collectively the "underlying vendors") of Thunder Bay, Ontario. Under the terms of the Underlying Agreement CGD can earn a 100% interest in the two claims by making cash payments totaling $50,000 and issuing 100,000 common shares to the underlying vendors as indicated below. As per the terms of the South Legris Agreement the Company is responsible for making all payments to the underlying vendors up to the time it earns an interest in the property, after which point payments are to be made by both parties according to their interest in the property.

a) Cash payments to the underlying vendors totaling $50,000 over a 4 year period as follows:

	(i)	$3,000 within 10 days of signing (completed)
	(ii)	$3,000 upon 6 month anniversary of the date of exchange approval (completed)
	(iii)	$3,000 12 months from the approval date (April 7, 2001) (completed)
	(iv)	$5,000 18 months from the approval date (October 7, 2001) (completed)
	(v)	$16,000 36 months from the approval date (April 7, 2003)
	(vi)	$20,000 48 months from the approval date (April 7, 2004)

b)	Issuing 100,000 common shares of Canadian Golden Dragon Resources to the underlying vendors as follows:
	(i)	25,000 common shares within 10 days of the approval date (completed)
	(ii)	25,000 common shares within 6 mo nths of the approval date (completed)
	(iii)	25,000 common shares within 12 months of the approval date (completed)
	(iv)	25,000 common shares within 18 months of the approval date (completed)

Upon the commencement of commercial production a portion of the South Legris Property (claims 1172977-1172985, 1240523 and 1227503) will be subject to a 2% net smelter returns royalty in favour of Kenneth Fenwick, Don Leishman and Ron Tweedie of Thunder Bay, Ontario. The Company and the CGD may purchase at any time, in proportion to their ownership interest at that time, up to 0.8% of the 2.0% royalty interest from Fenwick, Leishman and Tweedie for the sum of $800,000. The Company and CGD also have a first right of refusal on the sale of the balance of the royalty interest granted in favour of Fenwick, Tweedie and Leishman.

The following is a summary of the claims comprising South Legris Property as at the date of this Form 20-F Annual Report:

South Legris Property Claim Information

Claim	# of	Approx.	Approx.	Township or	Original	Assessment Work
Number	units	Area	Area	Mining	Recording Date	Due Date
		(Hectares)	(Acres)	District
TB-1147573	9	144	356	Shelby Lake	March 13, 2000	March 13, 2003 (1)
TB-1147574	6	96	237	Shelby Lake	March 13, 2000	March 13, 2003 (1)
TB-1172977	4	64	158	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172978	4	64	158	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172979	4	64	158	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172980	12	192	474	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172981	16	256	632	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172982	16	256	632	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172983	16	256	632	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172984	15	240	593	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172985	16	256	632	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172986	16	256	632	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172987	12	192	474	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172988	10	160	395	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172989	12	192	474	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1172990	16	256	632	Shelby Lake	March 6, 2000	March 6, 2003 (1)
TB-1205156	8	128	316	Shelby Lake	May 5, 2000	January 5, 2004 (1)
TB-1227503	1	16	40	Shelby Lake	May 5, 2000	May 5, 2003 (1)
TB-1239923	16	256	632	Whitefin Lake	January 5, 2000	January 5, 2004 (1)
TB-1240521	15	240	593	Shelby Lake	March 24, 2000	March 24, 2003 (1)
TB-1240522	15	240	593	Shelby Lake	March 24, 2000	March 24, 2003 (1)
TB-1240523	12	192	474	Shelby Lake	March 24, 2000	March 24, 2003 (1)
TB-1240524	1	16	40	Shelby Lake	March 24, 2000	March 24, 2003 (1)
Totals	252	4,032	9,954

(1) Assessment report filed and currently pending by Ontario Government Assessment Office.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Lac Des Iles Project covers gently roiling, heavily forested terrane typical of the Canadian Shield. Elevation within the project area ranges from 436 to 524 metres (1430 to 1720 feet) above sea level. The area is covered by extensive glacial deposits dominated by glaciofluvial deposits in the south and till cover in the north. Low swampy ground is common throughout the area.

The Project area is typically heavily forested with mixed jackpine and poplar forests predominating. Alder and willow are common in and around swampy areas and the numerous small lakes on the property. Roughly 40% of the Project area has been logged off in the last 10-15 years. Second growth stands of jackpine are extremely dense and make for difficult working conditions. Recent clear cutting activities have created greatly improved access to the southern portion of the property (Shelby Lake, Lac Des Iles River, Vande and Wakinoo Properties).

Access to the Project area is excellent. Thunder Bay serves as the regional supply center for this portion of Ontario with a population base in excess 200,000. From Thunder Bay the main access to the western portion of the property is reached by driving 95 km west along the Trans-Canada Highway (Hwy 17) to the Dog River Forest Access Road, an all-weather main haul logging and fire access road. The Dog River Road passes along the western edge of the project area and through the

Senga, Dog River and Tib properties. Secondary access roads and partially overgrown logging trails off the Dog River road provide access to the Buck East, Taman, Taman East, Senga East and Milford Bullseye properties.

4.2 km north of the Dog River Road/Hwy 17 turnoff is a major Y-shaped intersection that marks the turnoff for the Shelby Lake Road. The Shelby Lake Road, and Orbit Lake road which turns of the Shelby Lake Road to the south at approximately the 15 km mark, are recently constructed main haul roads which provide excellent access to the Lac Des Iles River, Hottah, Wakinoo and western portion of the Shelby Lake Property. The eastern portion of the Shelby Lake Property is most easily accessed via a separate and unconnected series of logging roads which turns off regional highway 527 south 85 km north of Thunder Bay.

Climate in the Thunder Bay region ranges from highs of 25-35 degrees Celsius in June, July and August to lows of -30 to -35 in January and February. Summers are typically moderately warm and dry. Rainfall and muddy conditions limit surface work in late April to early May and again in mid-November to early December. Extremely cold temperatures from mid-January to late February typically result in increased exploration costs but in general work can be conducted year round in the project area.

History

Recorded exploration activities on the Lac Des Iles River, Shelby Lake and South Legris properties, within the Project boundaries, are summarized below. The exploration histories are based on a review of the provincial assessment records stored with the Mining Recorder in Thunder Bay and Sudbury, Ontario. Under the claim acquisition system in effect in Ontario there is no obligation to file work completed on a property if the claim holder does not intend to hold the claims beyond the second anniversary date. Therefore, the lack of recorded work on these properties does not rule out the possibility that early stage work (i.e. mapping, prospecting, sampling) has been completed in some of these areas by other operators in the past.

Recorded exploration on these three properties include 3 airborne EM and magnetic surveys as follows:

1970-72 - V.R. Henbid and T.A. Gustafson - survey covered the western third of the South Legris property, northern half of the Shelby Lake Property and majority of the Lac Des Iles River Property. It identified several weak EM anomalies in and immediately northeast of the northeastern corner of the South Legris Propert. Ground follow-up indicated that these anomalies were associated with the gabbro contact in this area and topographic lineaments. No significant mineralization was identified.

1975 - Texas Gulf Inc. conducted a regional airborne EM and Magnetic survey which included the western third of the South Legris property, northern half of the Shelby Lake Property and majority of the Lac Des Iles River Property. This survey identified and defined the magnetic high associated with the Shelby Lake Intrusion and the Demars and Wakinoo intrusions to the east.

1986 - American Platinum Incorporated conducted an airborne EM and Magnetic su rvey over the western half of the Lac Des Iles River Property and conducted ground exploration and drill testing on the adjacent Demars and Wakinoo Lake Properties.

1989 - An assessment report by B. Fowler noted the presence of chalcopyrite mineralization within mafic volcanic rocks on the south side of Shelby Creek at the eastern edge of the South Legris Property. Assays of up to 5.4% Cu, 33 ppm Ag and 50 ppb Au were returned from several small pits and trenches. This is the only recorded occurrence of mineralization on the three properties prior to the Company's involvement.

2000 - In September of 2000 the Ontario government released a detailed airborne magnetic and electromagnetic survey which covered the majority of the project area. This survey clearly identified strong magnetic highs associated with the major mafic intrusions in the Lac Des Iles area and has proved to be an invaluable aid in geological mapping and structural interpretation in the region.

2002 - In September of 2002 the Ontario government released a detailed lake sediment survey which covered the entirety of the project area. The survey identified Pt-Pd-Ni-Cu-Cr-Co anomalies associated with the Lac Des Iles Mine, the Towle Lake intrusive complex and several lower level anomalies associated with the other mafic intrusions in the area. The survey resulted in the Company acquiring the Coldwater (Pd-Cr-Au anomalies) and Trumper (Au anomaly) properties in the project area.

Geological Setting

The Lac Des Iles District is defined geologically by the occurrence of a number relatively undeformed, Late Archean mafic/ultramafic intrusions located near the southern margin of the Wabigoon Sub-Province of the Superior craton. The intrusions, which date at roughly 2.74 Ga, occur mainly along the margins of a crudely circular "ring" (The Lac Des Iles Ring Structure) some 25-30 km in diameter. The Lac Des Iles intrusions are intruded into Mid to Late Archean orhto and paragneiss of the Wabigoon Sub-Province. The southern contact of the Wabigoon Sub-Province, with the metasediments of the Quetico Sub-Province, occurs less than 2 km south of the southern-most member of the Lac Des Iles suite

Sutcliffe (1986) considered the Lac Des Iles suite of intrusions to be roughly coeval with a series of granitic-tonalitic-granodioritic intrusions in the Lac Des Iles area. This suite of felsic intrusions is restricted spatially to the interior of the Lac Des Iles Ring Structure and appears to cut the mafic intrusions. The felsic intrusions are, in turn, cut by Late Archean mafic dykes whose relationship to the Lac Des Iles Suite is unknown.

Along the eastern margin of the Project area erosional remnants of the Proterozoic-aged Logan diabase sill complex are locally preserved. The Logan diabase sills are related to Late Proterozoic extension and failed rifting of the Nipigon basin some 50 km to the east of the Project area.

Lac Des Iles Suite of Intrusions

The main focus of exploration in the Lac Des Iles District has been the Lac Des Iles Suite of Mafic/Ultramafic intrusions. The Lac Des Iles Suite is comprised of no fewer than 13 separate but magmatically related, multi-phase, mafic to ultramafic intrusions, which define a crudely circular structure some 30 km in diameter, the Lac Des Iles Ring Complex. Limited in-depth research conducted on this intrusive suite assigns a tentative date of 2.74 Ga to the mafic magmatic activity and indicates derivation from either a partially depleted mantle source or from mafic underplating of continental crust (Brugmann et al, 1997).

Pt-Pd-Au mineralization is known from at least 10 of the 13 members of the Lac Des Iles Suite. The most significant concentration identified to date is the Lac Des Iles Mine which is owned and operated by North American Palladium Published reports indicate that the mine has hosts a measured and indicated resource of 145.6 mT grading 1.86 g/T Pt+Pd+Au. The Lac Des Iles Deposit is hosted by a large-scale gabbro to gabbro -norite breccia phase of the Mine Complex Intrusion along the eastern margin of the Lac Des Iles Ring Complex. Mineralization occurs in the form of sparsely disseminated chalcopyrite and pyrrhotite typically hosted by the varitextured gabbro matrix to the breccia zone. A high-grade margin to the deposit is hosted by a strongly altered and deformed, but narrow (7-15 metre wide) pyroxenite unit.

The Company's Lac Des Iles Project covers all or portions of 10 members of the Lac Des Iles Suite. These include the Towle Lake, Shelby Lake and Dog River Intrusive Complexes and the Demars, Wakinoo, Taman, Taman East, Buck Lake, Bullseye and Tib Lake Intrusions. In all cases the mafic intrusions are dominated by pyroxenite and hornblende leucogabbro.

The Shelby Lake and Towle Lake Intrusive Complexes are relatively narrow, elongate gabbro-dominated intrusions, which occur along the eastern and southern margins of the Lac Des Iles district, respectively. Both intrusions appear to have been intruded along pre-existing zones of structural weakness and exhibit marginal breccia zones and multiple intrusive events. These two intrusions underlay the three properties which are the focus of this report and host most of the known PGM mineralized occurrences within the Company's holdings.

Emplacement of the Taman East intrusion also appears to have been controlled by a northeast-trending structure in the central portion of the Ring. The Wakinoo Intrusion may represent a fault-offset portion of the Towle Lake Complex.

The Taman, Dog River and Tib Lake Intrusions are radially zoned intrusive complexes that appear to exhibit inward dipping igneous layering. Of these the Taman intrusion is the most poorly exposed and least well understood. All three intrusions have roughly circular magnetic expressions and outcrop patterns, all exhibit internal magnetically defined circular domains and all three appear to be only partially unroofed.

The Demars and Bullseye Intrusion are small, stock like bodies with pyroxenite cores and gabbroic rims. The Buck Lake Intrusion, which may be an eastward extension of the Dog River Intrusion, is comprised dominantly of gabbro breccia with lesser pyroxenite and leucogabbro.

Exploration and Mineralization

Recorded exploration activities on the Lac Des Iles River, Shelby Lake and South Legris properties, within the Project boundaries, are summarized below. The exploration histories are based on a review of the provincial assessment records stored with the Mining Recorder in Thunder Bay and Sudbury, Ontario. Under the claim acquisition system in effect in Ontario there is no obligation to file work completed on a property if the claim holder does not intend to hold the claims beyond the second anniversary date. Therefore, the lack of recorded work on these properties does not rule out the possibility that early stage work (i.e. mapping, prospecting, sampling) has been completed in some of these areas by other operators in the past.

Recorded exploration on these three properties includes 3 airborne EM and magnetic surveys as follows:

1970-72 - V.R. Henbid and T.A. Gustafson -airborne mag/EM survey covered the western third of the South Legris property, northern half of the Shelby Lake Property and majority of the Lac Des Iles River Property. It identified several weak EM anomalies in and immediately northeast of the northeastern corner of the South Legris Propeperty. Ground follow-up indicated that these anomalies were associated with the gabbro contact in this area and topographic lineaments. No significant mineralization was identified.

1975 - Texas Gulf Inc. conducted a regional airborne EM and Magnetic survey, which included the western third of the South Legris property, northern half of the Shelby Lake Property and majority of the Lac Des Iles River Property. This survey identified and defined the magnetic high associated with the Shelby Lake Intrusion and the Demars and Wakinoo intrusions to the east.

1986 - American Platinum Incorporated conducted an airborne EM and Magnetic survey over the western half of the Lac Des Iles River Property and conducted ground exploration and drill testing on the adjacent Demars and Wakinoo Lake Properties.

1989 - An assessment report by B. Fowler noted the presence of chalcopyrite mineralization within mafic volcanic rocks on the south side of Shelby Creek at the eastern edge of the South Legris Property. Assays of up to 5.4% Cu, 33 ppm Ag and 50 ppb Au were returned from several small pits and trenches. This is the only recorded occurrence of mineralization on the three properties prior to the Company's involvement.

2000 - In September of 2000 the Ontario government released a detailed airborne magnetic and electromagnetic survey, which covered the majority of the project area. This survey clearly identified strong magnetic highs associated with the major mafic intrusions in the Lac Des Iles area and has proved to be an invaluable aid in geological mapping and structural interpretation in the region.

2002 - In September of 2002 the Ontario government released a detailed lake sediment survey, which covered the entirety of the project area. The survey identified Pt-Pd-Ni-Cu-Cr-Co anomalies associated with the Lac Des Iles Mine, the Towle Lake intrusive complex and several lower level anomalies associated with the other mafic intrusions in the area. The survey resulted in the Company acquiring the Coldwater (Pd-Cr-Au anomalies) and Trumper (Au anomaly) properties in the project area.

Since property acquisition began in early 2000 New Millennium Metals, Platinum Group Metals and the merged companies have conducted 8 exploration programs covering portions of the three properties. These programs and the material results are summarized below.

Phase 1 - Prospecting and Mapping - Summer 2000

Between May and July of 2000 New Millennium employed between 4 and 10 geologists and prospectors to undertake first pass prospecting and reconnaissance geological mapping over roughly 85% of the Lac Des Iles Project holdings. The Phase 1 prospecting and mapping program resulted in the discovery of two significant PGM showings, the discovery of two zones of PGM mineralization hosted in boulders and the location of four previously unmapped members of the Lac Des Iles Intrusive Suite.

This program consisted of widely spaced (200-500 metre) prospecting and mapping traverses across the known mafic intrusions in the Project area and through airborne magnetic features thought to be related to mafic intrusions. Grab samples were collected from all mafic outcrops examined as well as from sulphide mineralized mafic boulders located within the Project area. In total over 1,600 rock samples were collected and analyzed for Pt, Pd, Au, Cu and Ni. Of those samples collected 57, or slightly over 3.5%, returned values in excess of 100 ppb combined Pt+Pd+Au which is taken as representative of anomalous PGM mineralization.

Significant zones of PGM mineralization were discovered in outcrop at Powder Hill, on the Lac Des Iles River Property, and at Turtle Hill on the Shelby Lake Property. At Powder Hill 9 of 13 grab samples collected from an outcrop of chalcopyrite-mineralized leucogabbro breccia and varitextured gabbro returned values in excess of 1.0 g/T Pt+Pd+Au with a high of 1.81 g/T. Mineralization occurs in a breccia unit exposed over a 10 x 20 metre area on one corner of an isolated outcrop in the middle of a large sand plain. No other outcrops are present for over 400 metres in any direction from the discovery outcrop.

The Powder Hill mineralization is hosted by the Towle Lake Intrusive Complex, which is marked by a prominent northeast-trending magnetic anomaly. PGM mineralization was also discovered in outcrop at Turtle Hill on the Shelby Lake Property .Here weakly disseminated chalcopyrite and pyrite mineralization occurs in a leucogabbro contact-style breccia along the northern contact of the Shelby Lake Complex. Values of up to 363 ppb Pt+Pd+Au were obtained from grab samples of the Turtle Hill breccia, which covers a minimum area of 55 x 15 metres.

In the northeast corner of the Lac Des Iles River Property a number of sulphide mineralized PGM -bearing boulders, known as the Stocker occurrence, were located during the Phase 1 program. Fourteen angular gabbro breccia and varitextured gabbro boulders sampled over an area of 20 x 50 metres returned values > 500 ppb Pt+Pd+Au. The mineralized boulders occur in a basal till horizon, range in size from 60 cm to over 1.5 metres and are very angular. Based on their mode of occurrence, angular nature and similarity to locally observed lithologies they are believed to be of local provenance.

The Phase 1 program also resulted in the identification of the Towle Lake Intrusion on the Lac Des Iles River and Shelby Lake Properties.

During the summer of 2000, Platinum Group Metals carried out a program of geological mapping, line cutting, geochemical sampling and prospecting on the Sou th Legris Property. This program failed to locate any significant mineralization but did locate mafic intrusive rocks at the eastern end and along the southern margin of the property.

Phase 2 - Trench and Channel Sampling Program - Fall 2000

Following completion of the Phase 1 mapping and prospecting program a limited program of mechanical outcrop stripping and channel sampling was conducted by New Millennium during the fall of 2000. Areas stripped and sampled included the Powder Hill Zone on the Lac Des Iles River Propertyand the Turtle Hill Zone on the Shelby Lake Property.

Powder Hill

At Powder Hill a 25 x 30 metre area was exposed at the west end of the main outcrop, as well as a 3 x 50 metre trench at the east end. As indicated above a Pt-Pd mineralized zone was exposed over a 20 (NE-SW) x 10 metre area on the southwest corner of the Powder Hill outcrop. Subsequent channel sampling across this zone returned two mineralized intervals averaging 392 ppb Pt+Pd+Au over 2.0 metres and 124 ppb Pt+Pd+Au over 2.0 metres. The southern interval (392 ppb) is hosted by the varitextured leucogabbro matrix to a gabbro breccia unit. It is separated by two metres of barren fine-grained gabbro from the upper, or northern interval, which consists of blocks of the mineralized varitextured leucogabbro within a second generation breccia with the fine-grained gabbro as matrix. Based on these results, and failed attempts to locate additional outcrop, a program of I.P./Mag and drill testing was recommended

Turtle Hill

Stripping of a 55 x 15-metre area at Turtle Hill on the Shelby Lake Property exposed a gabbro breccia unit along the northern contact of the Shelby Lake intrusion. This gabbro breccia has a varitextured leucogabbro matrix and contains fragments of gabbro, gneiss and pyroxenite. Low-level Pt-Pd mineralization is associated with sparsely disseminated chalcopyrite and pyrrhotite in the matrix of the Turtle Hill breccia. Of 57 one metre samples collected from the Turtle Hill breccia and an adjacent pyroxenite unit 21, or 37%, returned Pd values above the detection limit of 10 ppb, with a high of 101 ppb Pt+Pd+Au over 1 metre. Grab samples from the discovery outcrop at Turtle Hill had returned values to 363 ppb Pt+Pd+Au. Additional prospecting and mapping along the n orthern contact of the Shelby Lake intrusion was recommended.

Phase 3 - Powder Hill and Stocker Geophysical Surveys - Winter 2000

Based on the results of mapping and trenching in the Powder Hill area, and on the discovery of Pt-Pd mineralized boulders in the Stocker area, a two part program of line-cutting and geophysical surveying (IP and Mag) was completed in late 2000 and early 2001. Extreme cold conditions and a lack of snow cover, which made for poor ground contact conditions, hampered these programs.

In December of 2000 Scott Geophysics Ltd. of Vancouver completed 26.8-line km of IP/Mag over the Powder Hill area and southwestern portion of the Lac Des Iles River Property. The IP survey was conducted using the pole-dipole array, an electrode spacing of 50 metres and "n" separations of 1-6. Magnetic readings were obtained at 25 metre intervals along the sample lines with fill-in at 12.5 metres in areas of steep gradients. Surveying was completed on northwest oriented cut lines spaced at 200 metre intervals.

The Powder Hill survey detected a moderately strong 600 x 200 metre chargeability anomaly located 100 to 300 metres south of the mineralized outcrop at Powder Hill with chargeability values ranging from 10 to 22 mV/Volt. A weaker anomaly, 8-10 mV/V, blankets the Powder Hill outcrop and extends for several hundred metres to the east and west beyond the limits of the survey area. The magnetic survey detected a very strong, northeast-trending magnetic high beneath cover immediately to the northeast of the Powder Hill outcrop and a second anomaly 300 metres south of Powder Hill. The southern magnetic anomaly correlates with the known trend of turbidite-hosted iron formation, but the northeastern anomaly could not be correlated with any known outcropping unit. Based on these results drill testing of the chargeability features was recommended (see below)

The second portion of the planned IP/Mag survey was completed by Geosig Inc. of Sainte-Foy, Quebec. The change in contractors was necessitated due to the high costs of the initial survey and the availability of a Geosig crew in the survey area. The survey was conducted using identical survey parameters and similar instrumentation such that the results should be directly comparable. In total Geosig completed 28.8-line km of IP and Mag over the area that included the Stocker boulder field and the Turtle Hill Zone.

The Geosig (Stocker) IP survey identified a number of narrow northeast-trending zones of weakly anomalous chargeability, at least four of which are interpreted to be in the up-ice direction from the Stocker boulder field. The strongest of these anomalies occurs 300 to 900 metres to the northeast of the Stocker boulders and is 50 to 100 metres wide. It reaches maximum chargeability values of 10.5 mV/V. This anomaly appears to be coincident with the north flank of a magnetic high. No anomaly was detected over the Turtle Hill Zone. Trenching and detailed mapping were recommended as a follow-up to the IP survey.

Phase 4 Drilling - Powder Hill Drilling - Spring 2001

Between February 1 and March 12 of 2001 a 12-hole diamond-drilling program was carried out in the Powder Hill area. The purpose of this drill program was to test the known bedrock mineralization at Powder Hill and the chargeability anomalies detected by the Scott geophysical survey south of Powder Hill. In all 12 holes totaling 1043 metres were completed in and around Powder Hill. The results of this program are described in more detail-in more detail below

Phase 5 - Mapping and Prospecting - Summer 2001

Based on the results of the Powder Hill drill program, which indicated a stratiform zone of mineralization within the Towle Lake Intrusive Complex, a detailed program of mapping and prospecting was undertaken along the 13 km long portion of the Towle Lake Complex on the Lac Des Iles River and Shelby Lake Properties. In total 90 man-days were spent mapping and prospecting along chain and compass lines across the Towle Lake Complex. Lines were placed at 100 metre intervals and sample/outcrop locations were controlled by GPS. All data was digitally recorded.

This program led to the discovery of the PGM mineralized Stinger Zone. The Stinger Zone is located within the central portion of the Towle Lake Complex, 6.5-km northeast of Powder Hill .Initial grab sample results from the 2x3 metre discovery outcrop ranged from a low of 37 ppb Pt+Pd to a high of 7.47 g/T Pt+Pd+Au. In addition to the high-grade mineralization at the discovery showing, low level (35 -75 ppb) Pt and Pd mineralization was detected in several intrusive lithologies for over one kilometer to the northeast and 300 metres to the southwest of the Stinger Zone within the Towle Lake Complex.

Pt-Pd mineralization at the Stinger Zone is associated with 1 -5% fine-grained disseminated chalcopyrite and pyrrhotite. The sulphide mineralization is hosted by pyroxenite and hornblende leucogabbro. The highest -grade mineralization occurs within the leucogabbro where it is in contact with pyroxenite. The leucogabbro hosts fragments of pyroxenite, and is clearly the latter of the two phases. The rounded nature of the pyroxenite fragments and the diffuse nature of the contacts between the two units indicates that the pyroxenite was only partially solidified when intruded by the leucogabbro.

Based on the high-grade nature of the Stinger mineralization and the lack of outcrop in the immediate area a program of mechanical stripping and channel sampling was proposed and undertaken.

At the same time as the New Millennium crews were prospecting/mapping in the Stinger area an exploration crew working on the adjacent South Legris Property for Platinum Group Metals discovered the Vande Zone. The Vande Zone is a geologically complex series of PGE-bearing gabbro breccias and mafic intrusive phases hosted by the eastern portion of the Towle Lake Intrusive Complex. The Vande Zone is located 3.5 km northeast of Stinger within the Towle Lake Intrusive Complex.

PGM mineralization within the Vande Zone is related to 1-5% disseminated pyrite and chalcopyrite, which is hosted by leucogabbro, mesogabbro and pyroxenite. There appears to be a direct relationship between the abundance of chalcopyrite and the grade of the PGM mineralization, although no statistical analysis has been conducted to confirm this observation. Initial grab samples from chalcopyrite-bearing sections of the Vande Zone collected along strike for 400 metres returned grades ranging between 55 and 1238 ppb Pt+Pd+Au.

Phase 6 - Mechanical Stripping - Vande and Stinger Zones - Summer/Fall 2001

During July of 2001 Platinum Group Metals undertook a follow-up trenching and channel sampling program in the Vande Zone discovery area. In total 1750 square metres of shallow bedrock trenching was completed in four trenches along a 350 metre long section of the Vande Zone. This program identified a broad zone of PGE mineralization which returned 0.36 g/T Pt+Pd+Au over a 50 metre width, with a high of 1.22 g/T over 2.0 metre,s from saw cut channel samples across the discovery showing. Trenching and channel sampling 300 metres to the east of the discovery showing, along the Towle Lake trend, also located PGE mineralized gabbro breccias which returned 11.0 metres grading 1.26 g/T Pt+Pd+Au, including 5.0 metres averaging 2.28 g/T Pt+Pd+Au.

PGM mineralization in the Vande Zone area is associated with 1 to 5% fine to medium-grained disseminated pyrite+chalcopyrite. Sulphide mineralization ranges from very fine-grained disseminations within medium-grained gabbroic rocks to coarser-clots of pyrite and chalcopyrite within feldspathic leucogabbro and varitextured leucogabbro. Disseminated fine-grained sulphide is also observed in the matrix to a +15 metre thick, complex gabbro breccia unit in the hanging wall to the leucogabbro and within pyroxenite fragments within the breccia where pyrrhotite is also common. Within all three trenches the sulphide content is somewhat erratically distributed and local gossan zones are developed in areas of heavy pyrite mineralization. There does, however, appear to be a zone of higher-grade mineralization developed at the leucogabbro/gabbro breccia contact, typically in the first few metres of the leucogabbro. In the discovery trench the highest PGE grades are actually observed outside the area of strongest gossan development while the opposite is the case in trench

300E. Palladium to platinum ratios from the mineralized section in trench 300E ranged between 2.96:1 and 5.20:1, averaging 4.0:1 - significantly lower than those associated with mineralization at the Lac Des Iles mine (approximately 8.0:1). Platinum to gold from trench 300E averaged 2.63:1 and is highest in the highest-grade samples.

Based on the presence of significant sulphide-associated PGE mineralization over a strike length of 300 metres on the property a program of IP and magnetic surveying were proposed and carried out during the fall of 2001 (see below).

In October of 2001 a program of mechanical stripping and channel sampling was completed by New Millennium Metals in the Stinger Discovery area. In total five areas were excavated and sampled. A 65 x 20 metre area was stripped along strike (055 degrees) over the discovery showing (main trench), a 4 x 55 metre trench was cut across strike and up-section at the east end of the main trench and a similar trench some 4 x 90 metres was cut across strike and up-section at the east end of the main trench. In addition to these areas 4-5 metre wide trenches were cut 150 metres northeast and southwest of the discovery outcrop. The western trench covered roughly 90 metres of stratigraphy and the eastern trench cut across 112 metres of stratigraphy.

Stripping of the main trench exposed three bands of Pt-Pd mineralized leucogabbro, varying from 0.4 to 2.5 metres in thickness, cutting fine-grained pyroxenite over a 4 to 6.5 metre width for 55 metres along strike. Disseminated sulphide mineralization is present throughout this interval and several channels were cut across the main trench outcrop. The results of this sampling are provided in the table below (Table 6) along with the channel locations relative to the discovery outcrop. Samples were collected from saw cut 5-7 cm wide, continuous channels across the strike of the mineralized units. Sample intervals varied as a function of variations in mineralization and lithology, but seldom exceeded one metre. The mineralized stratigraphy appears to dip at 60-65 degrees to the southeast. The majority of the channel samples were collected along a relative steep incline to the northeast such that sample intervals approximate true width within 5%.

Sulphide mineralization in the discovery outcrop is heaviest in at the base (northern contact) of the southern most leucogabbro band. This was the location of the initial high -grade grab samples. A 30 cm to 1.7 metre band of high-grade mineralization (> 2.9 g/T Pt+Pd+Au) is present at this level across the entire outcrop. Typically individual leucogabbro bands return grades in excess of 1 g/T combined with the intervening pyroxenite intervals return several hundred ppb Pt+Pd+Au.

At both the east and western ends of the main trench steeply dipping, ductile faults were encountered. While these faults appear to have only limited (<10 metre) horizontal displacements the amount of vertical displacement is unknown. Only low-grade mineralization (<300 ppb Pt+Pd+Au) was detected in similar looking leucogabbro west of the western fault. The eastern fault is located along the edge of the main trench and as such only six channel samples were collected to the east of it. Five of these samples showed anomalous Pt and Pd values (40 to 130 ppb Pt and 128 to 610 ppb Pd) indicating continuity of the mineralized section across the fault to the east.

Anomalous Pt and Pd values (> 100 ppb combined) were detected over a forty-two-metre interval stratigraphically above the level of the main zone in the cross-strike trench at the east end of the main trench. Anomalous Pt+Pd mineralization was detected in pyroxenite, ferrogabbro and coarse -grained leucogabbro in this trench. Values appear to correlate with the presence of very fine-grained disseminated chalcopyrite +/- pyrrhotite. A continuous channel sample ran the length of this trench.

Table 6: Stinger Channel Sample Results

Channel #	Interval	Location	Au ppb	Pt ppb	Pd ppb	Pt+Pd+Au g/T	Pd:Pt

1	4.8 m	3.5E	66	159	852	1.08	5.36
2	2.5 m*	0	68	303	1748	2.12	5.77
3	4.7 m	15E	72	149	785	1.01	5.27
including	2.2 m		97	195	1090	1.38	5.58
4	6.4 m	25E	108	177	1067	1.35	6.02
5	4.6 m	45E	133	301	1589	2.02	5.28
including	1.7 m		278	639	3269	4.19	5.12

Channel #	Interval	Location	Au ppb	Pt ppb	Pd ppb	Pt+Pd+Au g/T	Pd:Pt
6	4.1 m	55E	78	221	1131	1.43	5.11

* Channel 2 failed to sample the entire mineralized interval

Only 8 channel samples were collected from the cross-strike trench at the west end of the main trench due to time and budget considerations. Of these only one sample returned strongly anomalous values, 950 ppb Pt+Pd+Au over one metre, from a chalcopyrite mineralized pyroxenite sample.

Samples collected from the eastern step-out trench returned elevated Pt+Pd values over a 22-metre interval ranging from 50 ppb to 399 ppb Pt+Pd+Au. The leucogabbro in this trench, thought to correlate with the mineralized leucogabbro in the main trench, is noticeable more feldspathic and no pyroxenite is present in the eastern trench. Results from the western step-out trench show only weakly elevated values locally with a high of 105 ppb Pt+Pd+Au. As in the eastern step-out the leucogabbro in the western step-out is strongly feldspathic and locally almost anorthositic.

Based on the results obtained from the trenching program in the Stinger area high -grade Pt-Pd mineralization appears to have occurred as a result of mixing between an early Pt-Pd mineralized pyroxenitic magma and a slightly later hornblende leucogabbro magma pulse which also contained elevated PGM values. In the main trench area mixing appears to have occurred over a 4 to 6.5 metre interval. Subsequent magmatic activity and later deformation and dyking have locally diluted and offset the mineralized sequence in the discover area.

The high grade and apparent stratiform nature of the Stinger Zone mineralization and the style of mineralization is considered to be very encouraging. A program of additional trenching and a small (1000-1200 metre) program of closely spaced diamond drilling was recommended as the next step in testing this target.

Phase 7 - Geophysical Surveying - South Legris Property (Vande Zone) - Fall 2001

Between July and September of 2001, 35.5-line km of IP and 40 line km of magnetic surveying were completed over a cut grid in the Vande Zone area. The geophysical survey was carried out in two parts with the initial work completed by JVX Consulting of Toronto, Ontario and the second phase completed by Patrie Consulting of Massey, Ontario. Both surveys were completed to similar specifications such that the information should be directly comparable.

The IP surveys identified a relatively continuous zone of elevated chargeabililty, > 5 mV/V for over 3.0 km associated with a northeast-trending magnetic anomaly believed to be sourced by the Towle Lake Intrusive complex. Chargeability values reach a high of 13.9 mv/V in the discovery showing area. Locally there is good correlation between the chargeability anomalies and magnetic highs. Along most of the surveyed trend there is a moderate resistivity high located immediately north of or overlapping the chargeability anomalies. In the discovery zone area this zone of high resistivity appears to be related to a thick leucogabbro unit near the top of which is located the previously discussed zone of somewhat higher grade PGM mineralization.

Based on the results of the trenching and geophysical programs along the Vande Zone on the South Legris property a program of diamond drilling to test geophysical and geological targets was recommended and conducted during the fall/winter of 2001.

Phase 8, 9, 10 - Drilling of the Vande, Stinger and Shelby Contact Zones

Between the fall of 2001 and fall/winter of 2002 three programs of diamond drilling and a limited program of trenching were completed to test the surface mineralization discovered at the Stinger, Vande and Shelby Contact Zones.

Diamond Drilling - Lac Des Iles River, Shelby Lake and South Legris Properties

Phase 4 Work Program - Diamond Drilling - Powder Hill Zone - Lac Des Iles River Property

Between February 1 and March 12 of 2001 New Millennium Metals Corp. conducted a 12-hole diamond-drilling program in the Powder Hill area. The purpose of this drill program was to test the known bedrock mineralization at Powder Hill and the chargeability anomalies detected by the Scott geophysical su rvey south of Powder Hill. In all 12 holes totaling 1043 metres were completed in and around Powder Hill.

Nine of the twelve holes drilled intersected stratiform Pt-Pd mineralization belonging to the Powder Hill Zone. The mineralized intercepts in holes PH 1, 2, 4 and 7-12 are shown in the Table 7 below. Hole PH-3 was drilled into footwall lithologies, overshooting the Powder Hill Zone by a matter of 2-3 metres. Holes PH 5 and 6 tested the previously mentioned chargeability anomaly south of Powder Hill. These holes intersected numerous cm-scale bands of disseminated to semi-massive pyrrhotite spread over a 20-25 metre interval in turbiditic sediments south of the southern contact of the Towle Lake Complex. These pyrrhotitic bands are interpreted to be the source of the IP anomaly.

All drill holes were collared to the southeast of Powder Hill and drilled to the northwest at dip angles of 45 degrees. Based on intercepts in holes 1-2 and 10-12, which were drilled to form two small sections, the mineralized zone has an irregular shape and dips to the southeast at between 55 and 60 degrees. As a result the mineralized intercepts in the table above likely overstate the true thickness of the zone by an order of 5 -7%.

Samples of spilt drill core were collected at one-metre intervals, or as dictated by changes in lithology/mineralization, throughout the sulphide mineralized portions of each drill hole. In addition, one metre samples were collected from all lithologies to aid in detection of non -sulphide related mineralization. All core was mechanically split on site, collected and sealed in large poly bags and then transported to Thunder Bay. From Thunder Bay samples were shipped in burlaps bags to XRAL's laboratory in Rouyn-Noranda, Quebec via truck. Samples were a nalyzed for Pt, Pd, Au, Cu and Ni.

Drilling intersected a stratiform zone of Pt-Pd-Au-Cu mineralization across 600 metres in strike length and to a depth of 65 metres. The zone remains open both along strike (065 degrees) and downdip. The Powder Hill Zone mineralization, as discussed above, consists of fine-grained, disseminated chalcopyrite and pyrite hosted by the varitextured leucogabbro matrix to a stratiform breccia unit. The mineralization occurs at the base of the breccia unit where it is in intrusive contact with a younger fine-grained leucogabbro (to the southwest) or a magnetite-bearing ferrogabbro (to the northeast). Fragments of mineralized breccia are observed in the younger intrusive lithologies in outcrop and drill core. The Powder Hill mineralization is located within a broad, low-level chargeability anomaly, which includes the ferrogabbro and part of the metasedimentary sequence to the south. Additional drilling was recommended to trace the mineralized zone to the southwest and northeast.

Powder Hill Zone - Drill Intercepts and Results

Hole	Grid	Grid	Intersection	Core	Pd	Pt	Au	Pt+Pd+Au
Number	Easting	Northing		Length	g/T	g/T	g/T	g/T
PH-11	1800W	450S	35.5-37.0 m	1.5 m	0.59	0.05	0.08	0.72
PH-10	1900W	450S	36.5-42.15 m	5.65 m	0.91	0.16	0.10	1.17
		including	38.1-39.7 m	1.6 m	1.61	0.26	0.17	2.04
PH-12	1950W	525S	93.7-96.1 m	2.4 m	1.30	0.25	0.11	1.66
PH-04	2000W	475S	55.0-59.8 m	4.8 m	0.51	0.13	0.07	0.71
PH-02	2100W	435S	28.0-29.25 m	1.25 m	0.79	0.14	0.07	1.00
PH-01	2100W	475S	63.0-64.0 m	1.0 m	0.40	0.10	0.02	0.52
PH-07	2200W	450S	24.8-26.2 m	1.4 m	1.69	0.29	0.06	2.04
PH-08	2300W	475S	65.2-67.8 m	2.6 m	1.55	0.25	0.10	1.90
		including	65.8-67.0	1.2 m	2.40	0.29	0.14	2.83
PH-09	2400W	465S	69.2-70.2 m	1.0 m	0.13	0.02	0.02	0.17

Phase 8 - Diamond Drilling - Vande Zone, South Legris Property - Fall 2001.

Platinum Group Metals completed 1,492 metres of diamond drilling, in 6 holes, on the South Legris property, between August and November of 2001. Drilling was conducted to test the Vande Zone at shallow depths and to test additional geological and geophysical targets.

Drill holes SL01 and 02 were drilled in section, from southeast to northwest at -45 degrees, beneath the discovery showing. Hole SL01 intersected two narrow mineralized zones, as indicated in the table below, separated by a 26.79 metre wide late gabbro dyke beneath the 50 metre-thick mineralized intercept reported from the discovery trench above. Hole SL02 collared 55 metres southeast of hole 01 failed to intersect any more than weakly anomalous Pt+Pd+Au mineralization despite intercepting similar lithologies. The somewhat erratic distribution of mineralization between the two holes fits with observations from surface sampling.

Drill hole SL03 tested the mineralized section observed in trench 300E (see above). While failing to return the higher-grade mineralization observed in the trench, hole 03 did intersect two thick zones of lower grade Pt+Pd+Au mineralization. As in hole SL01 PGM mineralization is present in both gabbro breccia and leucogabbro units.

Drill hole SL04 -06 failed to intersect any more than weakly anomalous PGM mineralization outside one vein-related zone in hole 04. Hole SL04 tested a distinct magnetic low cross-cutting the Towle Lake trend which appears to be related to a zone of late vertical faulting. A narrow quartz-tourmaline vein encountered in the lower portion of this hole contained strongly elevated Pd values (1110 ppb over 0.79 metres) but virtually no Au or Pt (1 and 3 ppb respectively). Th is suggests greater mobility of Pd in the post-magmatic environment than either Au or Pt.

Holes SL05 and 06 were drilled to test a coincident magnetic and chargeability anomaly along line 1800W. The author has not examined these holes but available drill logs and assays indicate the holes encountered a thick section of gabbro breccia and leucogabbro, as in the discovery area, but only minor PGM mineralization (maximum intercept of 323 ppb Pt+Pd+Au over 1.2 metres at a depth of 137.75 metres in hole SL05).

Following a re-evaluation of the available exploration data Platinum Group collared three additional diamond drill holes, totaling 489 metres, targeting geophysical anomalies in December of 2001. Drill hole SL07 was collared 35 metres northeast of hole SL03 and drilled back, toward the collar of hole 03, under trench 300E. A recent re-evaluation of the geology of this area by the author indicates that this hole was drilled at an angle of approximately 45 degrees to the strike of the Vande Zone in this area providing an oblique cut of the zone. Hole ST07 did intersect 1.45 metres grading 1.18 g/T Pt+Pd+Au within a broader package of weakly anomalous PGM values.

Drill hole SL08 and SL09 were collared near the northeastern end of the area covered by the geophysical survey. Based on a recent re-interpretation of the local geology by the author both holes, which targeted coincident magnetic and chargeability anomalies, appear to have been drilled downdip (to the southeast) and did not test the geophysical anomalies being targeted. Neither of the two holes intersected any more than very weakly anomalous PGM values and the majority of hole 09 appears to have been drilled through a diorite dyke.

Based on the drill results to date it is evident that there is an extensive zone of PGM mineralization hosted within the Towle Lake Complex on the South Legris Property. Drilling to date, however, has not been able to demonstrate the presence of PGM mineralization of economic grade/thickness. Given the extensive nature of the mineralized system in the Vande Zone area it is recommended that additional closely spaced (50-100 metre) diamond drilling be undertaken to test the Vande Zone both along strike and down dip to a depth of 200 metres. Additional drilling should target geophysical and geological targets along the Towle Lake trend including the anomalies, which were not adequately tested by holes SL08 and SL09. Additional consideration should also be given to extending the available geophysical coverage to the northeast, along the Towle Lake trend to the property boundary.

Table 8: Significant Drill Hole Intercepts from Vande Zone 2001/2002 Drilling

Drill	Intersection	From	To	Width	Pd	Pt	Au	Pd+Pt+	Pt:Pd
Hole	Details	(m)	(m)	(m)	(ppb)	(ppb)	(ppb)	Au	Ratio
								(ppb)
SL-01	Leucogabbro phase in	3.70	7.50	3.80	495	144	108	747	3.43
	gabbro breccia
SL-01	Melanogabbro breccia	34.29	37.00	2.71	836	258	271	1365	3.23
SL-03	Leucogabbro breccia	14.74	24.10	9.36	82	36	17	135	2.28
SL-03	Leucogabbro	36.55	45.03	8.48	143	54	41	238	2.65
SL-04	Quartz-Tourmaline Vein	161.55	162.3	0.79	1110	3	1	1113	370
			4
SL-07	Leucogabbro	14.15	15.60	1.45	912	253	19	1184	3.60
SL02-10	Leucogabbro/			13.70	315	119	17	451	2.65
	Leucogabbro Bx
	including			2.00	1378	539	28	1945	2.56
SL02-11	Leucogabbro			10.30	264	27	21	308	9.8
SL02-12	Mesogabbro	35.65	41.8	6.25	420	176	84	680	2.45

One unusual aspect of the Vande Zone mineralization encountered to date in drilling is the relatively low Pd:Pt ratio (2.28:1-3.48:1) which is similar to the metals ratios in the Shelby Contact area (see below) but considerably lower than those associated with the mineralization in the Stinger area and at the Lac Des Iles deposit (5.5:1 and 8.5:1 respectively). The source/cause of this variation in Pd:Pt ratio is still being investigated.

Phase 9 - Diamond Drilling and Trenching - Stinger/Shelby Contact Zones, Shelby Lake Property - Summer 2002

Shelby Contact Trenching

Between June 21 and July 8, 2002, following the merger of Platinum Group Metals and New Millennium Metals under the Platinum Group Metals (PTM) banner, PTM completed 536 square meters of shallow overburden trenching in four trenches along the Shelby Contact Zone on the Shelby Lake and Lac Des Iles River Properties. Trenching was contracted to Methot Excavating of Thunder Bay, Ontario.

The four bedrock trenches targeted a combination of geological and geophysical targets along the northern contact of the Shelby Lake Intrusion. Previous prospecting and mapping in this area had indicated the presence of an extensive Pt-Pd-Au mineralized system which had returned values of up to 2.8 g/T Pt+Pd+Au from chalcopyrite-pyrite mineralized leucogabbro boulders located at the southwestern end of the mineralized trend. These boulders form the previously reported Stocker Occurrence.

The initial trench was completed over a geophysical target (IP anomaly #2) identified by the 2001 IP survey over the Stocker grid. This anomaly reached a peak value of 15 milliseconds along line 32+00E on which it was trenched. This geophysical anomaly can be traced for 400 metres and was not known to be associated with any significant bedrock mineralization.

Trenching exposed a strongly fractured, massive biotite-hornblende leucocratic diorite with minor pyroxenite xenoliths. The chargeability anomaly appears to be sourced by narrow veinlets and fracture-fillings of pyrite and lesser chalcopyrite, which dissected the diorite in this area. In total 34 channel samples, ranging in length from 0.3 to 1.2 metres, were collected from the washed bedrock exposure and analyzed for Pt, Pd and Au. No significant anomalies were returned (max. values of 36 ppb Au, 27 ppb Pt and 15 ppb Pd).

A short trench was completed along the northern edge of the Shelby Lake Road, near line 3400E, across a narrow exposure of leucogabbro breccia and varitextured gabbro. Similar lithologies have returned strongly elevated Pt-Pd-Au values throughout the property. Shelby Contact Trench #2 exposed 7.5 metres of coarse-grained, varitextured hornblende leucogabbro cut by both a granite pegmatite and granodiorite dyke. The southern portion of the trenched leucogabbro contains xenoliths of melanogabbro, pyroxenite and what appears to be layered pyroxene gabbro, ranging in size from 2-35 cm. The fragments are typically angular and appear to be sourced by an earlier, more mafic phase of the intrusion, which is rarely observed in outcrop.

Weakly disseminated pyrite and lesser chalcopyrite occur throughout the varitextured portion of the leucogabbro and in the matrix to the gabbro breccia at the base of the interval. Nine channel samples were completed across the width of the leucogabbro interval and across a xenolith-bearing portion of the granodiorite. Low level Pt-Pd-Au mineralization was encountered throughout the leucogabbro with Pt +Pd+Au values ranging between 24 and 92 ppb. The mineralized interval in this trench is similar in many respects to that observed at Turtle Hill 400 metres to the northeast.

A third bedrock trench was completed along line 2400E from 525 to 575 N. This portion of Line 2400E was targeted due to the presence of a moderate strength chargeability anomaly and the shallow nature of the overburden cover. Trenching exposed, from line north to south, the contact between the Shelby Lake intrusion and granitic gneiss to the north which is marked by an 8 metres vertical cliff; a 25 metre, poorly exposed section, of varitextured hornblende leucogabbro and xenolith-bearing leucogabbro similar to that observed in trench #2; and a 25 metre section of late biotite-hornblende diorite (as in trench #1) cut by a eight metre wide feldspar porphyritic granodiorite dyke.

The observed chargeability anomaly is sourced by up to 2-3% disseminated chalcopyrite and pyrite within the varitextured leucogabbro unit. Sulphide content appea rs to increase in the coarser-grained and more variably textured portions of this unit, which locally contains between 1 and 3% fragments of melanogabbro, pyroxenite and fine-grained gabbro. None of the earlier mafic intrusive phases appear to be sulphide bearing. Sulphide mineralization is observed throughout the exposed portion of this leucogabbro unit, over a width of approximately 25 metres (approximately 11 metres of which is not exposed or only very poorly exposed).

A single grab sample of moderately well mineralized material from the bottom of the trench returned 1.64 g/T Pt+Pd+Au. Channel sampling through the mineralized portion of the trench returned a high of only 0.81 g/T Pt+Pd+Au (232 ppb Pt, 491 ppb Pd, 98 ppb Au), 0.12% Cu and 0.03% Ni. Channel samples collected from 9.2 metres of 13.3 metres through the main mineralized interval (the 9.2 excluding late dykes and areas not amenable to channel sampling) returned a weighted average grade of 0.268 g/T Pt+Pd+Au. One unusual aspect of the Shelby Contact Mineralization, in a regional context, are the low Pd:Pt ratios. The majority of mineralized occurrences in the Lac Des Iles District have Pd:Pt ratios of >4:1 and the Pd:Pt ratio at the Lac Des Iles Mine is greater than 8:1. However the Shelby Contact mineralization returns Pd:Pt ratios between 1 and 2.4:1. This may indicate a different source or mineralizing process for the Shelby Contact area. Additional lithogeochemical work is required to determine the source of the lower Pd:Pt ratios.

A fourth trench was completed at approximately 1670E. This trench expanded a narrow trench completed in 2001 but not sampled. The northern 25 metres of the trench exposed banded granitic gneiss. The contact between the gneiss and the Shelby Lake Intrusion in not exposed but appears to be at the base of a 3 metre high cliff. The contact phase would appear to be, based on a thin selvage on the cliff wall, a pyroxene porphyritic gabbro similar to that intersected in the drilling along line 2400E (see below).

Between 30 and 42 metres south along the trench a medium-grained to locally varitextured hornblende leucogabbro is exposed. This unit is locally similar to the mineralized host in trench 2400E but less variable in texture and contains relatively few xenoliths. Channel samples cut through an 8-metre section of this unit returned Pt+Pd+Au values ranging from below detection to a high of 118 ppb Pt+Pd. The highest grades are associated with a zone of moderate shearing and 1-2% fine-grained disseminated pyrite mineralization. No gold values above the detection limit of 5 ppb were encountered through this section.

From 42-45 metres the trench encountered a xenolith-bearing, varitextured leucogabbro unit identical to the mineralized interval in trench 2400E. The contact between the upper/northern leucogabbro and the varitextured gabbro is sharp. The varitextured leucogabbro is terminated at 45 metres south by a feldspar porphyry granodiorite dyke, which appears to be the same one observed cutting the hornblende biotite diorite in the 2400E trench. The northern contact of the dyke appears to dip steeply to the south. The dyke was exposed over a width of 8 metres but the southern contact was not encountered before overburden depths terminated the trenching.

Two 1.5 metre channels cut across the varitextured leucogabbro returned values of 43 and 109 ppb Pt+Pd (Au below detection). A separate one metre channel cut through a hornblendite pod within this interval returned 270 ppb Pt+Pd with an anomalously high (4.5:1) Pd: Pt ratio.

Based on the results of the trenching program, which traced PGM mineralization along a 1.73 km long stretch of the northern contact of the Shelby Lake Intrusion the decision was made to undertake a short drill test of the zone beneath the L2400E trench.

Drilling- Shelby Contact Zone, Shelby Lake Property

Two short diamond drill holes were collared to test the Shelby Contact Zone mineralization encountered in Trench 2400E. Drill hole SH02-01 was collared at 590 north and drilled to the grid south, along the trace of the trench and L2400E, at an angle of -45 degrees. This hole was intended to provide an undercut of the exposed mineralization and a complete geological section from the gneiss, through the mineralized zone and into the hornblende-biotite diorite. Unfortunately the hole passed through granitic gneiss (to 22.8 m), then into a pyroxene gabbro unit (22.8 -36.4 m), which is poorly exposed on surface, and then back into granitic gneiss. This later occurrence of granitic gneiss appears to be a roll/structural high in the basement. At a depth of 51.9 metres the hole passed back out of the gneiss into a pyroxenite unit, which is not observed on surface. The hole then passed into pyroxene gabbro and intersected a thin unit of the varitextured gabbro prior to encountering the hornblende-biotite diorite. The hole encountered only weakly anomalous mineralization with a maximum of 144 ppb Pt+Pd+Au over 1.0 metre within the pyroxene gabbro unit.

Hole SH02-02 was collared at 550 north on L2400E and drilled to the north at an angle of 70 degrees with the intention of testing the exposed portion of the mineralized varitextured gabbro and determining if the lower granitic gneiss encountered in hole 01 was a xenolith or basement high. Hole 02 collared into a 5-metre thick felsic dyke and then cut two intervals (4.1 and 5.1 metres) of mineralized varitextured and xenolith-bearing leucogabbro separated by a dyke of hornblende-biotite diorite. Grades of the two mineralized sections were similar to those observed in the channel sampling (4.1 m @ 0.303 g/T Pt+Pd+Au and 5.1 m @ 0.234 g/T Pt +Pd+Au).

Hole SH02-02 intersected granitic gneiss at a depth of 26.1 metres and remained in gneiss till the end of the hole (72.0 metres) which indicates that the granitic gneiss intersected in hole 01 was indeed part of the gneissic basement and not a large xenolith. This is an unexpected complication that will have to be taken into consideration in any future work on the Shelby Contact Zone. The limited work on the Shelby Contact Zone to date has indicated the presence of a moderate thick zone of anomalous PGM mineralization which extends for at least 2.3 km along the northern contact of the Shelby Lake Intrusion. Additional drill testing of geophysical anomalies along the contact is strongly recommended.

Diamond Drilling - Stinger Zone, Shelby Lake Property

During July of 2002 six diamond drill holes, totaling 884 metres, were collared to test the Stinger Zone beneath and along strike of the discovery trench completed in 2001 (see above). Diamond drilling was conducted by Norex drilling of Timmins, Ontario. All holes, including those discussed above, were completed using BQ sized metric drill rods. The drill crew was based in Thunder Bay and core was transported from site to Thunder Bay daily. The drill core was logged by the author using the core library facilities of the Ontario Ministry of Northern Mines and Development in Thunder Bay. Core samples were selected by the author on the basis of core length, mineralization and l ithological changes. The majority of samples were split by a hydraulic splitter with the mineralized intervals in holes 4 and 5 being sawn. Half of the split/sawn samples were retained for future study and the other half submitted for analysis to the Thunder Bay facilities of Accurassay. All drill core samples were submitted for Pt-Pd-Au assay and 27 element ICP analysis. Following the receipt of the ICP data all drillcore samples were also submitted for Cu-Ni AA analysis due to discrepancies identified in the ICP data by PTM's quality control program (see QC program report below).

The Stinger Pt-Pd-Au-Cu-Ni Zone was intersected in holes 4, 5 and 6 (see Table 9 - below). Key intercepts were 19.2 metres grading 1.06 g/T Pt+Pd+Au in hole 04, 6.5 metres @1.28 g/T in hole 05 and 13.65 metres @ 1.48 g/T in hole 06. Each of the three wider intercepts contains a higher-grade interval at the upper leucogabbro/pyroxenite contact (2.6 metres @3.47 g/T Pt+Pd+Au in 04, 1.3 metres @ 5.48 g/T in 05 and 3.1 metres @ 4.92 g/T in hole 06).

Hole ST02-01 intersected 25.1 metres of anomalous Pt-Pd-Au mineralization (averaging 0.14 g/T Pt+Pd+Au) but failed to intersect the higher-grade portion of the Stinger Zone. In this hole the mineralized leucogabbro sequence is not present although the related anorthositic gabbro unit, which in the main trench is located immediately below the mineralized leucogabbro, was intersected and occurs at the base of the mineralized interval.

In Hole ST02-02 the Stinger Zone appears to have been fault offset by a steeply dipping brittle fault zone, which may correlate with the fault that crosscuts the central portion of the main trench. Hole ST02-03 was terminated above the projected depth of the Stinger horizon due to drilling difficulties associated with an unexposed flat fault also encountered in hole 06.

Phase 10 - Diamond Drilling - Stinger and Vande Zones, Shelby Lake and South Legris Properties - Winter 2002

Between November 30 and December 31 a total of 9 drill holes totaling 1782 metres (6 holes totaling 1167 metres at Stinger (ST02-07 to 12) and 3 holes totaling 515 metres at Vande (SL02-10 to -12)) were collared to test the Stinger and Vande Zones within the Towle Lake Complex.

Drilling in the Stinger area was designed to test the al ong strike and down-dip extensions of the Stinger Zone mineralization encountered during the Summer 2002 drill program. Drill hole ST02-07 was collared 45 metres grid south and down dip of an intercept of 19.2 metres grading 1.06 g/T Pt+Pd+Au in hole ST02-04. Hole 07 intersecting several northwest-side down brittle-ductile faults which effectively stepped the target stratigraphy down approximately 40 metres and slide it out a similar distance to the northwest (grid north). The hole intersected 5.6 metres grading 1.23 g/T Pt+Pd+Au, including 0.7 metres grading 3.9 g/T Pt+Pd+Au, beneath the faults demonstrating the down dip continuity of both the Stinger zone and the higher-grade upper contact sub -zone.

Hole No	East	North	From	To	Intercept	Au	Pt	Pd	Au+Pt+Pd	Pd:Pt
			(m)	(m)	(m)	(ppb)	(ppb)	(ppb)	(g/t)
ST02-01	25E	15N	41.8	66.9	25.1	13	33	98	0.14	2.97
ST02-02	25W	15N	60.9	63.8	2.9	28	54	331	0.41	6.13
ST02-03	11W	44S			** Lost in Fault Above Zone
ST02-04	100E	15N	49.7	68.9	19.2	71	157	827	1.06	5.27
		*including			2.6				3.47
ST02-05	100W	15N	56.3	62.8	6.5	68	176	1033	1.28	5.87
		*including			1.3				5.48
ST02-06	6E	30S	125.3	139	13.65	22	238	1219	1.48	5.12
		*including			3.1				4.92
	which	includes			1.1				6.71
ST02-07	100E	30S	212.3	217.9	5.6	59	168	1006	1.23	5.99
		*including			0.7				3.9
ST02-08	200E	0N	80	82.5	2.5	26	161	892	1.08	5.54
ST02-09	300E	10 S			** Failed to Intersect Stinger Zone
ST02-10	200W	15N			** Stinger Zone removed by late ferrogabbro dyke
ST02-11	50W	90S	190.9	196.5	5.6	2	126	252	0.38	2
			245.5	253	7.5	36	134	447	0.62	3.34
ST02-12	500W	0N	77.3	79.4	2.1	21	245	884	1.15	3.61

Table 9: 2002 Drill Results - Stinger Zone - Shelby Lake Property

Holes ST02-08 and -09 represented 100 and 200 metre step-outs to the grid east from the previously mentioned intercept in hole 04. Both these holes are located east of the zone of faulting intersected in hole 07 and are interpreted to be part of a structurally uplifted fault block. The mineralized leucogabbro unit is only weakly developed in hole 08 (returning values to 437 ppb Pt+Pd+Au) and appears to be absent in hole 09. A narrow PGM mineralized interval was intersected in hole ST02-08 (2.5 metres grading 1.08 g/T Pt+Pd+Au). This interval is interpreted to occur below the stratigraphically level of the Stinger Zone and is characterized by very low sulphide content with one sample returning 1.61 g/T Pt+Pd+Au but only 26 ppm Cu. Only weakly anomalous Pt, Pd mineralization was intersected in hole ST02-09, 100 metres to the east.

Hole ST02-10 was drilled 100 metres west of the mineralized intersection in hole ST02-05 (6.5 metres grading 1.28 g/T Pt+Pd+Au) and failed to intersect the Stinger Zone. In hole 10 is appears that the Stinger stra tigraphy has been replaced by an anomalous thick portion of the late ferrogabbro dyke, which is present in the hanging wall to the mineralized zone to the east.

Hole ST02-12 was a 300-metre step out to the grid west from Hole ST02-10. This hole intersected a narrow zone of PGM mineralization (2.10 metres grading 1.15 g/T Pt+Pd+Au) directly beneath the ferrogabbro dyke. This mineralization appears to be a continuation of the Stinger Zone, extending the known strike length of the zone to 700 metres, but the upper portion, and higher-grade part, of the zone appears to have been removed by dyking here.

Hole ST02-11 was collared to the south of the previous drilling in order to test both an isolated magnetic anomaly located south of the main ferrogabbro trend and test the Stinger Zone at depth. The isolated magnetic anomaly is sourced by two, potentially fault repeats of the same horizon, bands of semi-massive magnetite within the hanging wall pyroxene mesogabbro unit. These bands, 1.7 and 0.4 metres thick, contain in excess of 60% magnetite and are related to the late ferrogabbro dyke.

Two intercepts of the Stinger Zone were returned in this hole. Between 190.9 and 196.5 metres, directly below a brittle-ductile fault zone similar to those observed in hole 07, the lower portion of the Stinger stratigraphy was intersected returning 0.38 g/T Pt+Pd+Au over 5.6 metres. The higher-grade, upper contact of the zone was not observed and has apparently been faulted off in this intercept. Beneath this intercept a second step fault repeated the stratigraphic section from the ferrogabbro down through the Stinger Zone. The lower intercept of the Stinger Zone, 245.5 to 253 metres, returned 0.62 g/T Pt+Pd+Au over 7.5 metres including 2.1 metres grading 1.39 g/T Pt+Pd+Au. The Stinger leucogabbro is relatively poorly developed over this interval.

In summary, the 2002 drill program at Stinger has demonstrated the presence of strongly anomalous to locally high-grade PGE-Cu-Ni mineralization along strike for 700 metres and down-dip to a vertical depth of 180 metres. The mineralized zone remains open to the west and down-dip. The mineralized zone is locally offset by late brittle-ductile faulting, which appears to be characterized by northwest directed dip-slip movement on the scale of metres to tens of metres. Late dyking has also locally disrupted the mineralized stratigraphy. Based on observations to date the mineralized sequence appears to strike 065 degrees and dip to the southeast at between 55 and 65 degrees such that the mineralized intercepts reported in Table 9 above would appear to represent 5-9% over-estimates of the true thickness of the mineralized zone. In all cases half of the drill core from each hole has been preserved for future study and at the present time all pulps and rejects from the analyzed samples are stored with Accurassay in Thunder Bay, Ontario.

Diamond Drilling - Vande Zone, South Legris Property - Winter 2002

Between December 19th, 2002 and January 16 th, 2003 three additional diamond drill holes, totaling 515 metres were collared, logged and submitted for assay from the Vande Zone area of the Towle Lake Intrusive Complex. At the time of writing only partial assay results (Pt-Pd-Au) were available for the three holes.

Drill hole SL02-10 was drilled along line 0E, 100 metres west of hole SL03 which returned two broad intercepts of low grade PGM mineralization (see Table 8 above). Hole 10 intersected a gabbro breccia zone, similar to that observed in hole SL03 over the upper 14.2 metres. Between 14.2 and 25.1 metres a feldspathic leucogabbro hosting trace to 2% disseminated pyrite + chalcopyrite was intersected. This interval is cut by a 0.8 metre wide mafic dyke and includes what appears to be a fragment of melanogabbro that is 1.3 metres thick. The sulphide-bearing leucogabbro is underlain by a series of magnetite-bearing "ferrogabbro's", minor pyroxene gabbro and medium-grained mesocratic gabbro. A second zone of feldspathic leucogabbro, at a depth of 66.9 metres down the hole overlays a thick sequence (60 metres) of varitextured melanogabbro, mesogabbro and diorite and related breccias. Very little sulphide mineralization was observed beneath the upper feldspathic leucogabbro interval.

Results from Hole SL02-10 include a 13.7 metre section averaging 0.45 g/T Pt+Pd+Au and including 2.0 metres grading 1.94 g/T Pt+Pd+Au. The mineralized interval includes the lower part of the gabbro breccia unit and the upper part of the upper leucogabbro unit. The higher-grade mineralization is located within the upper p ortion of the upper leucogabbro where it is most strongly feldspathic.

Drill hole SL02-11 was drilled along line 300W and represents a 300-metre step out from hole SL02-10 and a 700-metre step-out to the west from the discovery area. This hole was drilled to test a weak IP chargeability anomaly at the western edge of the existing geophysical coverage. The hole collared in a feldspar porphyritic melanogabbro unit very similar to that observed at the collar of hole ST02-11 in the Stinger area 3 km to the southwest. The hole then passed through a thin pyroxenite unit before entering a 16-metre thick gabbro breccia similar to that observed throughout the Vande area. Minor pyrite and chalcopyrite mineralization is present throughout the breccia. The lower conta ct of the breccia zone is marked by a trachytic diorite dyke, which is some 11.5 metres thick and similar in appearance to a dyke at the northern end of the discovery trench. Beneath the dyke is a thick sequence of varitextured gabbro and minor pyroxene ga bbro. A leucogabbro unit intersected between 92.1 and 102.4 metres hosts minor disseminated chalcopyrite and pyrrhotite. The hole was terminated at a depth of 200 metres in granodiorite.

Results from Hole SL02-11 indicate only very weak PGM mineralization associated with the gabbro breccia zone. The breccia/leucogabbro contact, which hosts the higher-grade mineralization observed in hole SL02-10, is lost to a trachytic diorite dyke in this hole. The hole did intersect a 10.3 metre section grading 0.31 g/T Pt+Pd+Au (including 0.9 metres grading 1.77 g/T Pt+Pd+Au) within the lower leucogabbro unit mentioned above. This mineralization is similar to that observed in Stinger hole ST02-08 in being very poor in sulphide and low in associated Cu and Ni values (90 ppm Cu and 418 ppm Ni associated with 0.9 metre higher-grade PGE interval noted above). It is also characterized by a much higher than normal Pd:Pt ratio (9.8:1).

Drill hole SL02-12 was collared at 295 south on line 400E between drill holes SL01 and SL02. The aim of this hole was to determine if the re-interpreted geological model for the dip of the Vande Zone and related stratigraphy was correct, in order to guide future exploration and drilling in the Vande Zone area. As per the re-interpreted geology Hole SL02-12 collared in a thick gabbro breccia sequence which hosts minor disseminated sulphide mineralization throughout. An 11 metre thick medium-grained mesogabbro was intersected beneath a small shear, which marks the lower contact of the breccia zone in this hole. The lower 5 metres of this mesogabbro unit is well mineralized with 1-2% disseminated chalcopyrite+pyrite and 2% disseminated magnetite. The mesogabbro overlays medium to coarse-grained leucogabbro and fine-grained pyroxene gabbro units, both of which are cut through by a number of dykes of magnetite-rich gabbro creating a large-scale crackle breccia. A second leucogabbro unit is present near the base of the hole, which can be correlated with a similar unit in hole SL01. The above-mentioned mesogabbro returned an intercept of 6.25 metres grading 0.68 g/T Pt+Pd+Au which includes 1.4 metres within the upper, more feldspathic portion of the leucogabbro. Only minor, low-grade mineralization was returned outside this intercept in hole 12.

In general the 2002 drilling in the vicinity of the Vande Zone has confirmed the presence of a crudely stratiform gabbro breccia unit which locally hosts minor PGM mineralization and a lower, somewhat variable, stratigraphy dominated by leucogabbro and cut through by later magnetite-bearing gabbro "dykes". A zone of higher grade PGM mineralization is, at least locally, present at the gabbro breccia/leucogabbro contact. This zone has lower Pd:Pt ratios than the mineralization in either the Powder Hill or Stinger areas. The intrusive package strikes at 55 to 60 degrees and dips to the southeast at between 45 and 55 degrees. As in the Stinger area the detailed intrusive stratigraphy is complex and is cut by late, magnetite-rich mafic dykes, more intermediate to felsic feldspar porphyritic dykes and appears to be terminated to the northwest by intrusion of a late granodiorite intrusion.

At August 31, 2002, acquisition and exploration costs totaling $410,518, $577,963 and $474,720 had been incurred on the Shelby Lake, Lac Des Iles River and South Legris Properties, respectively.

Sampling Methodology and Data Verification

Several types of rock samples have been collected during the Lac Des Iles Project to date. Outcrop grabs samples were collected from the majority of mafic intrusive outcrops mapped within the Project area. Sample location was often based on the availability of an angular face as many of the outcrops in the project area are strongly rounded and difficult to sample. Once a sample location was selected a 10-20 cm sample was hammered off, taking care to include as little weathered material as practical, and then placed in a standard plastic sample bag along with an assay tag. The sample number was also written on the sample bag with waterproof marker. Each sample locality was noted along with GPS coordinates, sample number, rock type sampled and presence of obvious mineralization (including nature of mineralization and percentage) in a water-resistant field book. The recorded information was transcribed into a digital database on a nightly basis. Samples were sealed with flagging tape in the field, transported to the base camp and then delivered to Accurassay (in the case of materials collected by New Millennium Metals) or Chemex Labs (in the case of materials collected by Platinum Group Metals prior to the merger in February of 2002) in Thunder Bay by truck in batches of 100-300 samples. In the case of the work completed by New Millennium Metals prior to the February 2002 merger and for all work since the 2002 merger either the author or another of the project geologists conducted sample delivery. The author is not aware of the chain of custody for samples collected by Platinum Group Metals on the South Legris Property prior to the merger but has no reason to believe that sampling and delivery procedures varied significantly from those described above. This is true for all types of sample materials collected.

Assay results were delivered by hand to the author or emailed to a private account to which only t he author has access. Assay certificates were mailed to the New Millennium/Platinum Group Metal's Vancouver offices once the author had been contacted and reviewed the assay data for completeness and accuracy (see quality control procedures described below). Within the areas held by New Millennium Metals prior to the merger float samples were collected and treated in the same manner as outcrop grab samples with only angular to sub-angular mafic intrusive boulders > 20 cm in size being selected for sampling. There appears to have been little sampling of similar materials by the Platinum Group Metals crews prior to the merger.

Channel samples collected from stripped outcrops by both companies were cut using a gas-powered diamond blade saw. Typically channels were cut continuously across strike in the exposed area. Samples range in length from 30 cm to 2.0 metres as a function of variations in lithology, mineralization and structure. A typical channel is 5 cm wide and 6 to 7 cm deep. Sample collection and delivery are the same as described above.

Core samples were collected from split, or in some cases sawn, halves of drill core. In all cases one half of the drill core was retained for future study/sampling. Drill core from all of the drilling completed to date is currently stored at the home of field technician Ron Tweedie in Kaministiqua, Ontario. Core samples also varied in length as a function of lithology, mineralization and structure, but in all cases did not exceed 2.0 metres.

Drilling at Powder Hill in 2000 was completed by NDS drilling of Timmins, Ontario using BQ-sized core. The core samples were split and half collected, numbered, bagged and transported by the author to Manitoulin Transports docking facility in Thunder Bay. It was then shipped by transport to XRAL Assay labs in Rouyn-Noranda, Quebec. Outside of the check assaying and duplicate analysis (every 10th sample) normally completed by the XRAL no systematic program of data verification was undertaken on this group of samples. Analysis of randomly inserted duplicate samples did not yield any significant discrepancies and a single batch of twelve samples collected from throughout the project area and submitted to a third analytical facility (Chemex) returned values within 3-4% of those obtained from the two facilities utilized (XRAL, Accurassay) for the bulk of the samples collected prior to 2002.

Effective February 2002 the Company institute a strict quality control and assurance program to cover all sampling conducted on its projects. This program in outlined, and the results as they relate to the 2002 drilling and sampling program, are described in more detail below (Section 10).

Sample Preparation and Security

The majority of samples collected by New Millennium Metals prior to the merger and by the combined companies since February 2002 have been submitted to Accurassay in Thunder Bay, Ontario. Accurassay is an ISO/IEC 17025 accredited facility with an extra accreditation (AL4APP) for Au, Pt, Pd fire analysis with atomic absorption finish and AL4CNC accreditation for Cu, Ni, Co analysis by atomic absorption.

Drill core samples from the 2000-drilling program were submitted to XRAL Labs in Rouyn-Noranda, Quebec which is also an ISO/IEC 17025 accredited facility but without separate PGM ac creditation.

Samples collected by Platinum Group Metals prior to the February 2002 were submitted to ALS-Chemex's Thunder Bay preparation lab where initial preparation was completed. Prepared samples were then shipped by ALS-Chemex to their analytical facilities in Vancouver, British Columbia for analysis. The Vancouver facility is also ISO/IEC 17025 accredited with no apparent separate accreditation of PGM's.

Sample collection and delivery has been discussed above. At the current time pulps and rejects from all samples collected from the Lac Des Iles Project are stored with the analytical facilities in question. To the best of the author's knowledge the samples collected and the sample collection methods employed by both New Millennium Metals and Platinum Group Metals have been of high quality and are representative of the geological materials being sampled.

Data Verification and Analytical Quality Control Procedures

The author has personnel directed the collection of and reviewed all exploration data for the Lac Des Iles Project obtained by New Millennium Metals Corporation prior to the February 2002 merger and by the Company since February 2002. He has also conducted a thorough review of all of the available data collected by Platinum Group Metals prior to the merger and believes that data, but necessarily the previous interpretation of said data, to be of moderate to high quality. Grab samples collected by the author from the Vande Zone area have verified the presence of anomalous PGM mineralization on the South Legris property. The author has also examined much of the available drill core from the diamond drilling program completed in 2001 and the geophysical data. There are some minor concerns with the quality and presentation of the IP and magnetic data collect by Patrie Consulting but otherwise no serious concerns arose from the author's review.

Prior to February 2002 New Millennium Metals did not have in place a quality control and assurance program. On a random basis blank and duplicate samples were collected and inserted into the sample stream for analysis but there was no systematic process for insertion of samples.

The only significant discrepancies in sample analysis or reporting noted during this period of time were clerical in nature relating to transposition of sample numbers and omission of sample results. Of the two facilities more errors of this type were noted in the data received from Accurassay. A more detailed chain of custody and more consistent method of reporting was established by the lab due to the complaints received from New Millennium and other companies using the facilities and these areas decreased markedly between late 2000 and 2002.

Beginning in February of 2002 the Company instituted a detailed QAQC program which involves insertion of a blind blank and duplicate samples one in every 20 samples and insertion of certified reference materials once in every 24 samples. Certified reference materials for Pt, Pd, Au and Cu were supplied by Canadian Resource Laboratories of Burnaby, British Columbia. These measures were taken in addition to the internal quality control procedures followed by the analytical facilities. As well the analytical facilities being used have been requested to not fire other companies materials with samples from the Companies projects. This to insure that each assay batch includes at least one blank, one duplicate sample and one reference standard.

Very early on in the 2002 QAQC program it became apparent that the platinum and palladium results for the higher grade of the two reference standards being utilized were being significantly under-reported when a 40-gram sample was assayed. Discussions with Canadian Resource Labs determined that the certification of the high-grade analytical standard had been completed on 10-gram charges due to incomplete fusion of the high-grade sample material at larger sample sizes. As a result of this information it was decided to reduce the standard analytical sample size from 40 to 20.2 grams for all materials from the Lac Des Iles Project. This is in keeping with procedures developed by Accurassay for the Lac Des Iles Pd-Pt mine. Once this change was implemented the labs performance improved markedly.

Overall the 2002 QAQC program found the assay results from Accurassay to be of only moderate quality. 11% of the blank samples (8 of 72 samples) returned values significantly above the detection limits. Of these two were found to be attributable to clerical errors, which are difficult to detect in non-QC samples and thus a very serious concern. 17% of the duplicate samples showed variations beyond that which was expected for what is, admittedly, highly variable materials. Of greater concern is the fact that 28% (13 of 48 samples) of the certified reference standards analyzed returned at least one value outside the accepted two standard deviations from the mean, this after adjustment to the sample size as discussed above. Only one sample, however, fell outside the three standard deviation range used by the lab to determine unacceptable results. There was a significant improvement in analysis of the reference materials beginning in mid-2002 after internal changes to Accurassays fire assay system. However, results from the December drilling program were again characterized by a failure rate of > 25%. The Pt results appear to demonstrate the greatest failure rate.

Beginning in February of 2002 all drill core samples collected and assayed by Accurassay were also submitted for 27 element ICP analysis. Initial ICP results indicated that the Cu and Ni values being reported for the ICP analysis (performed in Accurassay's Kirkland Lake laboratory after sample preparation in Thunder Bay) were significantly below results from surface sampling at the Stinger Zone. The lab was requested to assay the first batch of samples from the 2002 Stinger drill program for Cu and Ni. The results indicated that the assay values were in keeping with the results from the surface sampling and much more accurate with respect to the certified reference materials being used. A complete program of re-assaying all of the drill core from the summer 2002 drill program for Cu and Ni was completed, at lab expense, and should the ICP to be under-reporting the Cu and Ni values by between 16-35% for Cu and 22 -56% for Ni. Subsequent to the companies notifying Accurassay of this problem the lab undertook an internal review of their procedures, which has resulted in a re-calibration of the Kirkland Lake-based ICP unit. All Cu and Ni values reported above are from assayed values.

QAQC results from other lab facilities in the Thunder Bay area during 2002 on other programs supervised by the author demonstrated even more serious failure rates for the certified reference materials and similar results for the duplicates.

The 2002 QAQC program clearly demonstrated the need for close examination of all PGM-related analytical data. While there are obviously some concerns with the absolute accuracy of the analytical data it is the authors opinion that the results can be used with some confidence given the relatively early stage of exploration on the properties. In no instance was anomalous mineralization not detected due to analytical error nor were any anomalous results returned which could not be replicated.

Exploration and De velopment

Results to date have demonstrated the presence of extensive PGM mineralized systems within the Towle Lake and Shelby Lake Intrusions on the Lac Des Iles River, Shelby Lake and South Legris Properties. In the opinion of the author the properties are of sufficient merit to justify a minimum $400,000 exploration program for the first half of 2003. The recommended program is outlined below with a goal of extending and better defining the known zones of mineralization on the properties and expanding the search for additional zones of mineralization. Information collected from this on-going exploration program should also be applied to exploration activities on the balance of the Company's holdings in the Lac Des Iles area.

Phase 11 - Spring/Summer 2003 Exploration Proposal

Lithogeochemical Study and Drillcore Re-evaluation- $20,000

As a precursor to any additional drilling on the properties it is recommended that a detailed study of the lithogeochemistry of the known zones of mineralization be undertaken in conjunction with petrographic studies to provide a better understanding of the Towle and Shelby Lake magmatic systems and potential chemical controls on and vectors to PGM mineralization. As part of this study it is recommended that certain drill holes in the Powder Hill and Vande areas be re-logged by either the author or someone else familiar with the on-going exploration on the properties. Significant advances have been made in our understanding of the two intrusions in questions since the initial drilling in these two areas.

Surface Mapping/Prospecting - $ 40,000

The majority of the South Legris property has not been mapped nor thoroughly prospected. This is a high priority and should also be a precursor to additional drilling on the property. Mapping should focus on potential extensions of the Towle Lake and Shelby Lake intrusions, that portion of the Legris Lake intrusions which is covered by the northeastern corner of the property and on magnetic features in and around the margins of the granodiorite body. Additional mapping is also recommended in the Towle Lake area where anomalous PGM values were identified by New Millennium Metals near the area where the Shelby Lake and Towle Lake intrusions intersect.

Geophysical Survey - $90,000

A ground-based Mag/IP survey is recommended for the area between the eastern end of the existing Powder Hill grid and Stinger. Through much of this area the magnetic signature attributed to the ferrogabbro is attenuated and may not interfere with the IP data. This survey would be best completed during the winter months when the area beneath Towle Lake and two small adjacent lakes can be surveyed. The actual number of line kilometers will vary as a function of the amount of the Shelby Lake intrusion to be covered but line space of 100 metres and station-spacing of 25 metres are considered minimum specifications. An IP system with significant depth penetration is recommended as overburden depths, at least locally in the Towle Lake area, may be significant.

Drilling Program - $250,000

Based on current rates 2700-3000 metres of drilling can likely be completed within the recommended budget. Given the immediately available drill targets it is recommended that the drilling be divided as follows:

Vande Zone - 1000 metres - drilling to include 4 in -filling holes (100 metre centers, 150 metre holes) in the immediate vicinity of the Discovery Showing and mineralized intercept in hole SL02-10 and two holes to test the chargeability anomalies at the west end of the current geophysical survey which were not tested by holes 08 and 09. Consideration should also be given to testing a chargeability feature to the northwest of hole SL08 which appears to occur along the southern flank of a moderate strength magnetic high in an area of extensive overburden. Additional testing of the low sulphide PGE mineralized zone intersected in hole SL02-11 should also be considered.

Powder Hill Zone - 400 metres - two 200-metre holes are recommended as step-outs to the grid east of the existing drilling at Powder Hill. Both holes should test the broad, low-level chargeability feature located beneath the sand plain located west of hole PH-11. Care should be taken to insure that these holes test the full extent of the intrusive stratigraphy as sampling during 2002 indicated anomalous PGM mineralization in the hanging wall to the Powder Hill zone east, and stratigraphically above, the level of the current drilling. Step outs of 200 metres are recommended and it is also recommended that the drilling test at least 80 metres beneath the lower contact of the ferrogabbro, through the Stinger target stratigraphy.

Stinger Zone and Extensions - 1200 metres - A series of short holes on 50 metre centers are recommended in the Stinger discovery area to better detail the distribution and controls on the high -grade near-surface mineralization in the area and aid in structural interpretations. As well drilling is recommended to test along strike and down -dip of the intercept in hole ST02-06 (13.65 metres grading 1.48 g/T Pt+Pd+Au) which had the thickest high-grade intercept to date (3.1 metres grading 4.92 g/T Pt+Pd+Au). The deeper drilling should only proceed once the data from the shallow holes has been completely analyzed.

Shelby Contact Zone - 300 metres - Drilling of three short (100 metre) holes is recommended to test three chargeability anomalies located along the projected extensions of the Shelby Contact Zone. The proposed drilling would represent step outs of 200, 400 and 600 metres from the 2002 drilling and provide the Company with a much better information base on the grade/thickness distribution within the Shelby Contact Zone.

A contingency budget of $100-150,000 is also recommended to test additional drill targets generated by either ongoing geological studies or geophysical investigations that have been recommended.

East Lac Des Iles Project, Ontario

Property Description, Location and Acquisition

The Company's East Lac Des Iles Project includes the Pebble, Stucco, Thread, PS Overlap and Farmer Lake Properties. The Pebble and Stucco Properties are discussed in more detail below while the Thread, PS Overlap and Farmer Lake Properties have yet to receive any significant work and are not considered material to the affairs of the Company at thistime.

The East Lac Des Iles Project contains no known body of commercial ore. All exploration programs conducted by to date have been exploratory in nature.

Information italicized below has been excerpted from a Report dated February 26, 2003 entitled "Technical Report, East Lac Des Iles Project, Thunder Bay Mining Division, Ontario" by Darin Wagner, M. Sc., P. Geo.

Pebble Property

Pursuant to an Option Agreement dated March 29, 2000, as amended October 31, 2000, December 3, 2001 and October 17, 2002 between the Company as the optionee and East West Resource Corporation ("East West") as the optionor, the Company has the right to acquire a 60% undivided interest in and to 9 contiguous claim blocks (the "Pebble Property") covering a total of approximately 2,112 hectares (5,214 acres) located approximately 35 km east-northeast of North American Palladium's Lac Des Iles Pd-Pt Mine in the Thunder Bay Mining Division of Northwestern Ontario. See Figure 6 on page 95. The Pebble Property adjoins the Company's Stucco, PS Overlap and Thread Properties and forms part of East Lac Des Iles Project. A network of recent logging roads reaches the property but most of the roads on the property are partially overgrown and require ATV access.

The Company can earn a 51% interest in and to the Pebble Property by making cash payments totaling $34,000 over a period of five years and completing $620,000 in exploration expenditures as follows:

(a) Cash payments totaling an aggregate of $34,000 over a five-year period as follows:

	(i)	$5,000 within 14 days of signing (paid);
	(ii)	$4,000 within one month of signing (paid);
	(iii)	$5,000 within 12 months of signing (March 30, 2001) (paid);
	(iv)	$5,000 within 24 months of the signing (March 30, 2002) (paid);
	(v)	$5,000 within 36 months of the signing (March 30, 2003);
	(vi)	$5,000 within 48 months of the signing (March 30, 2004);
	(vii)	$5,000 within 60 months of the signing (March 30, 2005)

(b)	Completing cumulative exploration expenditures totaling $620,000 over a five-year period as follows:
(i)	$20,000 within six months of signing
(ii)	$100,000 prior to July 31, 2003;
(ii)	$500,000 within 60 months of the signing (March 30, 2005).

Within three years of completing its 51% earn-in, the Company may earn an additional 9% interest, for a total of 60% interest, in the Pebble Property by completing a feasibility study to the standards required by the Exchange.

The following is a summary of the claims comprising the Pebble Property as at the date of this Form 20-F Annual Report:

		Approx.	Approx.	Township or
Claim	# of	Area	Area	Mining	Original	Assessment Work Due
Number	units	(Hectares)	(Acres)	District	Recording Date	Date
TB-1214723	16	256	632	Circle Lake	December 23, 1999	December 23, 2003 (1)
TB-1214724	16	256	632	Circle Lake	December 23, 1999	December 23, 2003 (1)
TB-1214725	16	256	632	Circle Lake	December 23, 1999	December 23, 2003 (1)
TB-1214726	16	256	632	Circle Lake	December 23, 1999	December 23, 2003 (1)
TB-1214727	16	256	632	Circle Lake	December 23, 1999	December 23, 2003 (1)
TB-1229329	16	256	632	Rightangle Lk	December 23, 1999	December 23, 2003 (1)
TB-3009671	16	256	632	Circle Lake	November 21, 2002	November 21, 2004
TB-3009673	12	192	474	Circle Lake	November 21, 2002	November 21, 2004
TB-3003418	8	128	316	Circle Lake	October 3, 2002	October 3, 2004
Totals	132	2,112	5,214

(1) Pending approval of assessment report submitted to the Ontario government in December, 2002

Stucco Property

Pursuant to an option agreement dated September 27, 2001 (the "Stucco Agreement") between the Company as the optionee and Canplats Resources Corporation ("Canplats") as the optionor, the Company was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Stucco Property. The Stucco Property is comprised of 28 contiguous claim blocks covering a total of approximately 6,064 hectares (14,972 acres) located approximately 90 km northeast of Thunder Bay, Ontario and 25 km east-northeast of North American Palladium's Lac Des Iles Pd-Pt Mine complex. See Figure 6 on page 95. The Stucco Property adjoins the Company's Pebble and PS Overlap Properties and forms part of the East Lac Des Iles Project.

Access to the Stucco Property is gained by motor vehicle along highway 17 east of Thunder Bay for 3.5 kilometers to highway 527, locally marked as the Spruce River road. Travel north on highway 527 for 87.3 kilometers to Camp 45 road and then northeasterly along this gravel road for 14 kilome ters to an eastward leading bush road for 1000 meters. At this point, a washout prevents further travel by passenger vehicle and an all terrain vehicle (ATV) is required. After bypassing the washout, 500 meters east, a cleared bush trail leads south and intersects the northern boundary of the property at 1500 meters. The southern portion of the property is reached by traveling an additional 5.5 kilometers on this trail.

An alternate route is via Mawn Lake road that intersects highway 527 at kilometer 82.3. Travel northeastward along this road for 6.5 kilometers to the intersection of a northeast heading bush trail near the northwest shore of Mawn Lake. The southern claim boundary is located 1000 meters up the trail. This route also requires ATV transportation.

The Company can earn a 51% undivided interest in and to the Stucco Property by making cash payments totaling $65,000 before September 27, 2005, completing $1,000,000 in exploration expenditures to Canplats as follows:

(a) $65,000 in cash over a four-year period as follows:

(i)  $ 15,000 within 10 days of signing (paid);

(ii) $ 15,000 within 1 month of signing (paid);

(iii) $ 10,000 within 6 months of signing (paid);

(iv) $ 10,000 within 24 months of the signing (September 27, 2003);

(v) $ 15,000 within 48 months of the signing (September 27, 2005);

(b) Completing cumulative exploration expenditures totaling $1,000,000 over a four-year period as follows:

(i)   $ 80,000 prior to December 27, 2001 (completed);

(ii)  $ 125,000 prior to December 27, 2002 (completed);

(iii) $ 1,000,000 within 48 months of the signing (September 27, 2005)

An underlying agreement on the Stucco Property provides for the optional issuance to the owners (Mr. Aki Siltamaki, Mr. R. Hietapakka and Mr. L. Hietapakka of Thunder Bay, Ontario) of 256 hectares (640 acres - claim TB-1187540) for cash payments totaling $10,000 over a period of six months (paid) and 50,000 Canplats shares over a period of 18 months commencing October 10, 2001, a 2% NSR Royalty in favour of the underlying vendors and advance royalty payments of $5,000 per year commencing in the 48th month, increasing to $10,000 per year commencing in the 72nd month and continuing at $10,000 per year until the commencement of commercial production. The Company has agreed that if it elects to keep its option in good standing, it will pay Canplats the cash value of the Canplats shares issued to the underlying vendors, based upon the market price of Canplats' shares on the date of issuance to a maximum of $2.00 per share.

(i)    25,000 shares within 6 months of Exchange approval (April 10, 2002); (issued)

(ii)  12,500 shares within 12 months of Exchange approval (October 10, 2002); (issued)

(iii) 12,500 shares within 18 months of Exchange approval (April 10, 2003)

Within three years of completing its 51% earn-in, the Company may earn an additional 9% interest, for a total of 60% interest, in the Pebble Property by completing a feasibility study.

Upon the commencement of commercial production, claim number TB-1187540 will be subject to a 2% net smelter returns royalty in favour of Mr. Aki Siltamaki, Mr. R. Hietapakka and Mr. L. Hietapakka of Thunder Bay, Ontario. The Company and Canplats may purchase at any time, in proportion to their ownership interest at that time, up to one half of the 2.0% royalty interest from Siltamaki, Hietapakka and Hietapakka for the sum of $1,000,000. The Company and Canplats also have a first right of refusal on the sale of the balance of the royalty interest granted in favour of Siltamaki, Hietapakka and Hietapakka

In November 2001, an additional 65 claim units were staked by Company. As these new claims were located within the area of interest defined in the Stucco Agreement, these staked claims are considered a part of the Stucco Property.

The following is a summary of the claims comprising the Stucco Property as at the date of this Form 20-F Annual Report:

Stucco Property Claim Information

Claim	# of	Approx.	Approx.	Township or	Original Recording	Assessment Work Due
Number	units	Area	Area	Mining District	Date	Date
		(Hectares)	(Acres)
TB-1214716	16	256	632	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1214717	16	256	632	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1214718	16	256	632	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1214719	16	256	632	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1214720	16	256	632	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1214721	8	128	316	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1214722	8	128	316	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1228957	16	256	632	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1229580	15	240	593	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1229581	15	240	593	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1229583	16	256	632	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1229596	16	256	632	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1229611	16	256	632	Rightangle Lake	December 23, 1999	December 23, 2003 (1)

Claim	# of	Approx.	Approx.	Township or	Original Recording	Assessment Work Due
Number	units	Area	Area	Mining District	Date	Date
		(Hectares)	(Acres)
TB-1230052	12	192	474	Rightangle Lake	December 23, 1999	December 23, 2003 (1)
TB-1122940	8	128	316	Rightangle Lake	April 4, 2000	April 4, 2003
TB-1122941	8	128	316	Rightangle Lake	April 4, 2000	April 4, 2003
TB-1122942	16	256	632	Rightangle Lake	April 4, 2000	April 4, 2003
TB-1141577	8	128	316	Rightangle Lake	April 4, 2000	April 4, 2003
TB-1147575	16	256	632	Rightangle Lake	April 4, 2000	April 4, 2003
TB-1147576	16	256	632	Rightangle Lake	April 4, 2000	April 4, 2003
TB-1147577	8	128	316	Rightangle Lake	April 4, 2000	April 4, 2003
TB-1147578	16	256	632	Rightangle Lake	April 4, 2000	April 4, 2003
TB-1187540	16	256	632	Rightangle Lake	August 13, 2001	August 13, 2004
TB-1187748	8	128	316	Rightangle Lake	November 1, 2001	November 1, 2003
TB-1187749	16	256	632	Rightangle Lake	November 1, 2001	November 1, 2003
TB-1187750	16	256	632	Rightangle Lake	November 1, 2001	November 1, 2003
TB-1187751	16	256	632	Rightangle Lake	November 1, 2001	November 1, 2003
TB-1248231	9	144	356	Rightangle Lake	November 21, 2001	November 21, 2003
Totals	379	6,064	14,972

(1) Pending approval of assessment report submitted to the Ontario government in December, 2002

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Local topographic relief within the project area is approximately 76 meters, with elevations ranging from 348 (1,140 feet) to 510 (1,675 feet) meters above sea level. Moderately rugged topography characterized by cuestas and deeply incised valleys expose Proterozoic aged diabase sills that act as erosion resistant caps forming visually spectacular escarpments. The area contains numerous lakes, the largest of which is Eula Lake on the southern portion of the Stucco Property. Also numerous are low-lying areas of swamp or spruce-cedar bog. Dry areas are typically blanketed by glacial derived gravels, sands and silts. Faults and recessively weathered linear geological features have influenced the stream and river drainage which flow generally east and south into the Nipigon Basin, ultimately emptying into Lake Superior.

The dominant tree growth is coniferous, but mixed growths of birch and poplar are common in drier areas. Spruce, tamarack and cedar occupy the moister-wetter lands, which to a large part have been modified by beaver activity. A reflection of the vegetative cover is the soil development, whereby podzols characterized by well developed A and B soil horizons occur in the drier areas while organic humic mesisols dominate poor drainage areas.

This part of Northwestern Ontario experiences hot summers with high's reaching 32 degrees Celsius in July and cold winters with low's of -35 degrees Celsius in January. Snowfall accumulations in the project area can exceed 2 meters during the winter months. In general surface work is restricted to the snow free months between late April and mid November. Diamond drilling and geophysical work can be performed year-round.

The project area is located between 85 and 130 kilometers northeast of the city of Thunder Bay, Ontario. Thunder Bay, with a population of 114,000, is the largest city in northwestern Ontario and the 10th largest in Ontario, offering many of the amenities of larger cities in the south. The Ministry of Northern Development and Mines maintains a regional office in Thunder Bay offering the services of the Geoscience and Mining Lands divisions.

The Thunder Bay area is a major transportation hub with a network of paved and gravel roads and trails. Highways 17 and 11, and the CPR main line are major east-west transportation arteries, providing routes to both Manitoba and northern Ontario. Highway 61 south provides an access point to the United States through the State of Minnesota.

Major carriers provide daily air service with Toronto and western provincial centers, while smaller air-carriers provide direct links with points north and east to communities and cities of northern Ontario. Charter fixed -wing and helicopter aircraft for local transportation is also available.

History

Mineral exploration and prospecting has been on going in the Thunder Bay area since the mid 19th century, when the area attracted the attention of prospectors in their search for gold, silver and copper. Between 1868 and 1884 the Silver Islet Mine produced 80, 530 kilograms of silver. The success of the operation stimulated prospecting into the hinterland and in the early 1920's copper mineralization was discovered at Shebandowan Lake. After the Second World War, the showings at Shebandowan Lake were investigated by INCO Ltd. Their exploration efforts lead to the development of the Shebanowan Ni-Cu-PGE deposit. Intermittent mining of this deposit between the early 1970's and mid 1998 yielded 8.6Mt of ore grading 2.0% Ni, 1.0% Cu and 2.68 g/t Pt+Pd (Schneiders et al, 2001).

During the early 1950's Cu-Ni-Pt mineralization was also discovered by Mattawin Gold Mines southwest of Thunder Bay associated with the Crystal Lake gabbro. During the 1970's Great Lakes Nickel Corporation Limited conducted an extensive exploration program on the Crystal Lake deposit and defined a geological resource of 32 million tons grading 0.36% Ni and 0.20% Cu (Schneiders et al., 2001).

In 1963 two prospectors discovered sulphide mineralization south of Lac des Iles. The following year eight mineralized zones were discovered from which samples returned significant platinum and palladium values. Intermittent exploration from 1966 to 1993 defined a broad zone of low-grade Pd-Pt-Cu-Ni mineralization, the Roby Zone. Open pit mining of the Roby Zone began in 1993 and in 2001, after an extensive exploration program, the current owner North American Palladium Ltd. announced a resource figure of 159 Mt grading 1.55 g/T palladium (or 7.956 million ounces of contained Pd) of which 93 Mt grading 1.53 g/T are quoted as a proven and probable resource (4.6 mi llion ounces Pd) within the expanded Lac Des Iles deposit. As a result of the success of the Lac des Iles operation and rising PGM prices Platinum Group targeted properties in the Lac des Iles area for acquisition culminating in early 2000 with the acquisition of the Stucco property.

With regard to the current East Lac Des Iles project holdings only the Stucco Property has a previous record of exploration documented in the assessment files of the Ontario Ministry of Northern Development and Mines in Thunder Bay. In 1966, INCO Limited investigated a single station airborne EM anomaly between Boot Lake and "No name" lake located in the southern portion of the Stucco property. The anomaly was drilled tested with one hole that plots at UTM NAD 27 co-ordinate of 338 450E and 5 448 810N. The hole was reported to have intersected a zone of semi -massive pyrrhotite with minor pyrite and trace chalcopyrite over a width of 36.9 metres (80.4-117.3 meters) (Trapnell, 1966).

In early 2001 the Stucco property was staked/acquired by Canplats Resource Corp. who conducted a widely-spaced airborne magnetic/EM survey of the property as part of a larger regional survey and confirmed the location of the Inco anomaly.

There is no recorded exploration work for the areas overlain by the Pebble, PS Overlap, Thread and Farmer Lake Properties. This does not exclude the potential for these properties to have been subjected to grassroots prospecting and mapping activities which are commonly not recorded if they do not lead to a mineral discovery.

Geological Setting

The East Lac Des Iles Project is located near the southwestern margin of the Nipigon Basin. The Nipigon Basin formed as the result of a Mesoproterozoic (1108Ma) failed rifting event. Rifting of the continental crust, centered in Lake Superior, resulted in the creation of a large, roughly north-south trending extensional graben feature, now mainly occupied by Lake Nipigon, and intrusion of a regional extensive diabase-gabbro sill complex, the so-called Logan Sills, which cover an area of over 15,000 square kilometers. In the East Lac Des Iles Project area the Logan Sills overlay an Archean granite-greenstone sequence, which forms part of the Wabigoon Subprovince of the Superior Shield. Geophysically modeled depth estimates place the depth to the Archean basement within the project area at between 0 and 500 metres (Klein, 2002).

The Lac des Iles Pd-Pt deposit, located 30 km west of the Project area, is hosted within one of a sequence of Archean aged (2.76 Ga) mafic/ultramafic intrusions which are recognized in the area. Recent work by the Company has identified similar Pd-Pt-Au-Cu-Ni mineralization in a structurally controlled northeast-trending member of this intrusive suite, the Towle Lake

Intrusion, 35-45 km southwest of the project area. The Pebble and Stucco properties both host a northeast-trending magnetic feature, interpreted to lay largely beneath diabase cover (see below), which is similar in many respects to the magnetic anomaly which marks the Towle Lake Intrusion.

Recent work to the south of the Project area has identified a suite of Proterozoic-aged, mafic/ultramafic intrusions, which may be in part feeders to the Logan Sill Complex which host significant Pt-Pd mineralization.

Regional-scale zones of structural deformation sourced both by Proterozoic rifting and early tectonic episodes are recognized in the Project area. A prominent northeast-southwest foliation exists in the Archean lithologies in the area, a result of deformation related to movement along the Quetico Fault located some 40 km south of the property. Splays from the main, east-west oriented Quetico Fault transect the southern portion of the Stucco property. Prominent north-south and north-northwest oriented faults are also evident in the airborne magnetic data from the project area. These structures appear to be related to Proterozoic extensional activity in the Nipigon area.

Exploration History

East Lac Des Iles Project

Mineral exploration and prospecting has been on going in the Thunder Bay a rea since the mid 19th century, when the area attracted the attention of prospectors in their search for gold, silver and copper. Between 1868 and 1884 the Silver Islet Mine produced 80, 530 kilograms of silver. The success of the operation stimulated prospecting into the hinterland and in the early 1920's copper mineralization was discovered at Shebandowan Lake. After the Second World War, the showings at Shebandowan Lake were investigated by INCO Ltd. Their exploration efforts lead to the development of t he Shebanowan Ni-Cu-PGE deposit. Intermittent mining of this deposit between the early 1970's and mid 1998 yielded 8.6Mt of ore grading 2.0% Ni, 1.0% Cu and 2.68 g/t Pt+Pd (Schneiders et al, 2001).

During the early 1950's Cu-Ni-Pt mineralization was also discovered by Mattawin Gold Mines southwest of Thunder Bay associated with the Crystal Lake gabbro. During the 1970's Great Lakes Nickel Corporation Limited conducted an extensive exploration program on the Crystal Lake deposit and defined a geological res ource of 32 million tons grading 0.36% Ni and 0.20% Cu (Schneiders et al., 2001).

In 1963 two prospectors discovered sulphide mineralization south of Lac des Iles. The following year eight mineralized zones were discovered from which samples returned significant platinum and palladium values. Intermittent exploration from 1966 to 1993 defined a broad zone of low-grade Pd-Pt-Cu-Ni mineralization, the Roby Zone. Open pit mining of the Roby Zone began in 1993 and in 2001, after an extensive exploration program, the current owner North American Palladium Ltd. announced a resource figure of 159 Mt grading 1.55 g/T palladium (or 7.956 million ounces of contained Pd) of which 93 Mt grading 1.53 g/T are quoted as a proven and probable resource (4.6 million ounces Pd) within the expanded Lac Des Iles deposit. As a result of the success of the Lac des Iles operation and rising PGM prices Platinum Group targeted properties in the Lac des Iles area for acquisition culminating in early 2000 with the acquisition of the S tucco property.

With regard to the current East Lac Des Iles project holdings only the Stucco Property has a previous record of exploration documented in the assessment files of the Ontario Ministry of Northern Development and Mines in Thunder Bay. In 1966, INCO Limited investigated a single station airborne EM anomaly between Boot Lake and "No name" lake located in the southern portion of the Stucco property. The anomaly was drilled tested with one hole that plots at UTM NAD 27 co-ordinate of 338 450E and 5 448 810N. The hole was reported to have intersected a zone of semi-massive pyrrhotite with minor pyrite and trace chalcopyrite over a width of 36.9 metres (80.4-117.3 meters).

In early 2001 the Stucco property was staked/acquired by Canplats Resource Corp. who conducted a widely-spaced airborne magnetic/EM survey of the property as part of a larger regional survey and confirmed the location of the Inco EM anomaly.

In early 2001 the Stucco property was staked/acquired by Canplats Resource Corp. who conducted a widely-spaced airborne magnetic/EM survey of the property as part of a larger regional survey and confirmed the location of the Inco anomaly.

There is no recorded exploration work for the areas overlain by the Pebble, PS Overlap, Thread and Farmer Lake Properties. This does not exclude the potential for these properties to have been subjected to grassroots prospecting and mapping activities which are commonly not recorded if they do not lead to a mineral discovery.

The results of exploration activities conducted on the East Lac Des Iles Project holdings by Platinum Group Metals between late 2001 and the present are described below. The summer/fall 2001 exploration programs on the Stucco and Pebble properties are summarized below. More detailed information on these two programs can be obtained from previously filed reports by Hanych (2001) and McLaughlin (2001), respectively.

Stucco Property

The 2001 exploration program on the Stucco Property was multi-phase and consisted of reconnaissance level geological mapping/prospecting, grab sampling, soil sampling, line cutting, geophysical surveying (Induced Polarization, EM -Maxmim and ground magnetic surveying) and diamond drilling. The following table summarizes the surveys conducted:

Project consultants-surveyors-service companies - Stucco Property 2001

CONSULTANT/CONTRACTOR	SURVEY
Walter Hanych - Collingwood, Ont.	Project geologist, mapping, sampling, field supervision	Sept 25 to Dec 21
Frank Racicot - Sudbury, Ont.	Field geologist, diamond drilling.	Dec 2 to Dec 21
Wally Collins - Verner, Ont	Prospector-assistant	Sept 27 to Dec 20
Brent MacKay - Thunder Bay, Ont.	Line cutting	33.1km
Clark Exploration Consulting	Soil sampling	840B-Horizon
Thunder Bay, ON	Logistics	189 MMI
	Claim Staking	1187748, 1187749, 1187750, 1187751,
Dan Patrie Exploration Ltd.	EM maxmin survey	22.4 km Induced
Massey, ON	Ground Magnetometer survey	Polarization
	Induced Polarization survey	33 km mag surveying
27 km maxmin EM survey
SJ Geophysics Ltd.	Geophysical consultant	Mag, EM, IP surveys
Delta, BC
ALS Chemex	Sample prep, all	40 grab samples
Thunder Bay, ON	Sample analysis, Rock
Vancouver, BC	Sample analysis, B Horizon
Sample analysis, Drill core
XRAL Laboratories	Sample analysis, MMI	189 samples
Toronto, ON
Chibaugamau Diamond Drilling	Drilling of 6 diamond drill holes	1,338 metres

The first phase of the reconnaissance program involved field investigation and outcrop mapping in the vicinity of INCO's 1966 drill hole (Inco target area), as well as traversing across projected geological sections and geophysical airborne mag and EM anomalies. This program was conducted in September of 2001, following the release by the Ontario Government of a detailed airborne magnetic survey (Operation Treasure Hunt - Garden Lake-Obonga Survey), which covered the western half of the Stucco Property. Initial geological mapping failed to locate any bedrock outcrops in the vicinity of the airborne EM anomalies or previous Inco drilling and it was determined that geophysical and geochemical follow-up was required in this area.

Mapping east of the Inco target area, identified a complex mafic/ultramafic intrusive body outcropping over an area 800 meters in length by 400 meters in width, north-south, east-west respectively. A majority of this outcrop is situated immediately east of "No name" lake, in the vicinity of an airborne magnetic high that has dimensions of 600 meters long by 400 meters wide. The No-name Lake Intrusion is characterized in outcrop by leucocratic to melanocratic, fine to very coarse-

grained gabbro which hosts centimeter to decimeter-sized pyroxenite pods, pipes, tabular blocks and rounded fragments. It is locally well foliated with orientations ranging from east to northeast, and is believed to be of Neoarchean age.

An ultramafic phase was identified within the No-name Lake Intrusion. Based on limited surface mapping it can be traced along strike to the north for 800 metres and appears to average 50 meters in width (Hanych, 2001). This ultramafic unit is comprised mainly of amphibole-altered pyroxene with 1-3% fine-grained disseminated magnetite. Hanych indicates the presence of local weak serpentization of this unit in the form of veinlets and fracture-related alteration. Locally the unit is described as being strongly foliated in a north-south direction. As indicated above elevated Ni-Cu and weakly elevated Pt-Pd values were obtained from grab samples collected from the ultramafic unit.

A program of linecutting was initiated in October of 2001 as a precursor to geochemical follow-up in the vicinity of the Inco target and the No-name Lake Intrusion. A soil geochemical survey completed on the No-Name grid resulted in collection and analysis of 840 B-horizon soil samples and 189 MMI samples. Details on sample collection and analytical methodology are detailed by Hanych (2001). While failing to identify any significant anomalies the results of these survey did indicate a strong correlation between weakly elevated Ni, Cu, and Pd values in proximity of the No-name Lake intrusion and Inco target.

Also during October of 2001 Maxmin electro -magnetic, IP and ground magnetometer surveys were completed over the No-Name Lake grid. Several geophysical anomalies were detected, as indicated by Table 10 below, and recommended for drill testing. More details on the individual anomalies are available in the report prepared by Hanych (2001).

Based on the results of the 2001 surface, geochemical and geophysical programs 6 targets were identified for diamond drilling and drill tested in late 2001. Details of the drilling program can be found below.

Table 10: Summary of geophysical targets - Stucco Property - 2001

Anomaly	Rating	Co-ordinates	Charge ability	Resis tivity	EM Maxmin Conductor		Mag	Air EM	Depth meters	Comments
					In	Out
1	medium	400W/350N to	2	low	2	2	linear			shallow Strong chargeability
		300W/350N
2	medium	100W/400N to			2	2	high			North dip Strong chargeability
		100E/350N
3		300E/50S			2		inflection
4	medium	200E/450-550N	2		2		inflection	2		Boot Lk conductor, linear in sediments
5	Low	300-500W/300-500S	2		+ 2		high			Flat lying

6	Low	100E/200N to			+ 2		low			Flat lying
		300E/50S
7	high	600W/50S	2		2	2	high	2	50	INCO conductor, layer
		700W		high					20
8	medium	1300W/150S	2						50-80
9		500W/325S	2				high			Weak, small , No Name Lake gabbro
10	high	500W/575S	2				low		<10	Weak, small, No-name Lake gabbro
11	medium	500W/675S	2				high			South edge No-name gabbro
12	low	500W/775S	2

** Please note "2" represents a square cheque box

Pebble Property - 2001 Exploration Program

Between June 5 and October 18, 2001 contract geologist Doug McLaughlin undertook three visits to the Pebble property and completed a limited program of prospecting and geological mapping. During this period McLaughlin discovered a zone of weakly anomalous PGE values within the Proterozoic diabase sills which cover the property but failed to identify the source of the prominent magnetic anomaly located on the southern portion of the property. Based on the results of McLaughlin's investigations it was concluded that geophysical surveys would be required to evaluate this high magnetic feature because of extensive overburden and diabase cover on the property. Dan Patrie Exploration Ltd. of Massey, Ontario completed IP and magnetic surveys, totaling 4.85 line km, on three survey grid lines cut perpendicular to the airborne magnetic high in October of 2001.

Interpretation of this data and available airborne magnetic data by SJ Geophysics in late 2001 indicated that the magnetic high is sourced by a high magnetic susceptibility feature lying 700 to 1,000 metres below the surface. Superimposed on this large feature are a variety of near surface features reflecting variation in the geological environment. The same geophysical report indicates that the IP data collected by Patrie shows a thin highly resistive surface layer overlying a deeper resistant basement. The IP survey did not detect any significant chargeability anomalies.

In April of 2002 Platinum Group contracted Terraquest Ltd. to fly a detailed airborne magnetic survey of the Pebble property and that portion of the Stucco property which had not been covered by the Operation Treasure Hunt survey mentioned above. The survey was flown with Terraquest's fixed-wing system at a mean terrain clearance of 80 metres, with 100-metre line spacing and data sampling at 6 metre intervals along the north-south oriented flightlines. While flying was completed in April the airborne magnetic data was not processed and delivered to Platinum Group until October of 2002. Detailed modeling of this data set by R. Cavan (2002) and J. Klein (2002), consulting geophysists, indicated a much shallower depth to target for the magnetic feature on the Pebble property (250-450 metres) as well as the presence of a number of north-south oriented faults which locally offset the magnetic feature both vertically and horizontally.

In September of 2002 the Ontario Government released, as part of its Operation Treasure Hunt Program, a detailed lake sediment survey that covered all of the East Lac Des Iles Project area (Dyer and Russell, 2002). Almost all of the lakes within the project area were sampled and a very strong Pt-Ni-Co (Pd-Cu) anomaly was detected within the Pebble and Thread lake drainages systems on and immediately north/northeast of the Pebble Property.

Platinum Group responded to this survey by staking additional claims covering the lake sediment anomalies, which became part of the Pebble property, staking the PS Overlap and Thread properties and by reaching an agreement with local prospector Weldon Gilbert to acquire the Farmer Lake Property.

A limited program of prospecting and follow-up stream sediment sampling was conducted on the Pebble and adjacent PS Overlap properties in an attempt to source the lake sediment anomalies in October of 2002. In total 17 grab samples were collected from outcrop and float on the two properties and 24 stream sediment samples were collected, mainly from the drainages feeding into Thread Lake on the PS Overlap property. Only one of the 17 rock samples, a pegmatitic gabbro float boulder from the area of hole PB02-01 (see below) returned anomalous values with highs of 19 ppb Au, 33 ppb Pt, 48 ppb Pd, 458 ppm Cu, but only 9 ppm Ni.

The stream sediment survey failed to locate any significant anomalies and failed to define a potential source regional for the lake sediment anomalies in Thread Lake. Slightly elevated Pt-Cu levels were detected on the northwest side of Thread Lake and these were used as the basis for selecting the site of the second stratigraphic drill hole.

On the Pebble property an area of coarse-grained diabase and gabbro float was located east of the northern end of Pebble Lake. Follow-up prospecting by the author located a small outcrop of pyroxenite and several outcrops of veined, altered and weathered gabbro/diabase in the same vicinity. Based on this work a decision was made to drill a vertical drill hole on the east side of Pebble Lake near the northern end of the end of the lake. The purpose of this hole was to test the Proterozoic stratigraphy for a potential source for the lake sediment anomalies and to determine the depth to the Archean basement on this portion of the property. Details on the results from this and the Thread Lake hole are discussed below.

To date no exploration work has been conducted by the company on the Thread Lake or Farmer Lake properties.

Mineralization

The only two significant zones of sulphide mineralization discovered to date within the project holdings occur within diamond drill holes drilled on the southern portion of the Stucco property and in drill hole PB02-01 from the Pebble property, both of which are described in more detail below. Neither of these zones has been observed in outcrop.

Elevated nickel and copper, and very weakly elevated Pt-Pd values are sourced by outcrops of gabbro and pyroxenite within the No-Name Lake intrusion on the southern portion of the Stucco property. Values of up to 981 ppm Ni, 410 ppm Cu, 50 ppb Pd and 28 ppb Pt have been returned from pyrrhotite-chalcopyrite-bearing samples from the ultramafic portion of this intrusion.

On the Pebble property anomalous palladium has been found in a small diabase ridge located in the northeast part of the property. The maximum composite rock samples assay was 96 ppb Pd, 31.5 ppb Pt and 19 ppb Au. Additional samples taken 70 metres west along the length of the diabase outcrop returned values of 30 ppb Pd, 13 ppb Pt, and 10 ppb Au. No significant sulphide mineralization was observed in the diabase. All other rock sample assays on the property returned precious metals values near or slightly above the detection limits.

Drilling

Diamond Drilling - Stucco, Pebble and PS Overlap Properties

2001 Drilling - Stucco Property

Between December 1st and 13th, 2001 Platinum Group Metals completed the drilling of 6 diamond drill holes totaling 1,338 metres to test geophysical anomalies in the No-name Lake/Inco target areas of the Stucco Property. Drill holes S01-1 to 3 tested the EM anomaly known as the Inco Target. Two zones of semi-massive sulphide (po>>py>>cp) mineralization (78-122.4 m and 125.6-130.1 m) were intersected in hole S01-1 hosted by silicified mafic volcaniclastic rocks immediately north of the contact with the No -name Lake intrusion. Only very low-level PGM values (max. 77.5 ppb Pt, 290 ppb Pd over 0.5 metres within a pyroxenite phase of the gabbro intrusion) were intersected. Copper and cobalt, and to a much lesser extent lead, are the only metallic elements which remain consistently elevated throughout the sulphide -rich intervals.

Drill hole S01-2 was collared in what was believed to be the location of the 1968 Inco drill hole and 87 metres west of hole 1. This hole failed to intersect the semi -massive sulphide mineralization instead encountering only local inter-flow sulphide within the mafic volcanic sequence. The only anomalous PGE values were from a one meter section between 222 and 223 metres, within a melanogabbro unit, which returned 35.5 ppb Pt and 34 ppb Pd. Hole S01-3 was a 180 spin of hole 2 to test a Pd soil anomaly. This hole intersected a surprising thick, 34 metre, sequence of Proterozoic sediments and failed to source the anomaly.

Drill hole S01-4 was collared west of the Inco Target area to test a weak chargeability feature. The hole intersected 21 metres of diabase and 34 metres of lime-rich sediments before intersecting Archean greywacke's to a depth of 250 metres before passing into mafic volcanic lithologies. No significant mineralization was encountered in this hole and the chargeability feature may be related to disseminated magnetite within the Archean sediments.

Drill hole S01-5 was drilled along interpreted strike 200 metres grid east of Hole 1. This hole returned similar results from hole 1 but the lower massive sulphide band was interpreted by Hanych (2002) to be hosted by the pyroxenite unit of the No-name Lake intrusion. Again no significant PGM mineralization was detected.

Drill hole S01-06 was to test a zone of varitextured gabbro within the central portion of the No-Name Lake intrusion identified by surface mapping. Inspection of the core by the author indicates that this hole was drilled at a very shallow angle to the internal zoning of the intrusion as core angles of geological contacts range from 5 to 30 degrees to the core axis. Again only weakly elevated PGE values were returned with a two metre section between 108 and 110 metres returning 10 ppb Pt, 285 ppb Pd and 52 ppb Au from a zone on sheared and silicified pyroxenite. The high Pd:Pt and Au:Pt ratios suggest this mineralization may be remobilized.

In general the results of the drill program was disappointing although the program was successful in intersecting both the semi-massive sulphide zone and providing the first detailed look at the No-Name Lake intrusion. The sulphide mineralization appears to cross-cut both the intrusive and volcanic stratigraphy. The possibility that it may represent a hydrothermal feeder zone similar to that observed beneath volcanogenic massive sulphide deposits needs to be evaluated and conductive horizons higher in the volcanic stratigraphy should be investigated.

2002 Drilling Pebble and PS Overlap Properties

Between December 6 and 16, 2002 two diamond drill holes were collared in the Pebble and Thread lake areas with a goal of establishing the nature of the Proterozoic stratigraphy and attempting to source Ni-Co-Pt lake sediment anomalies in the two drainages. One hole was completed on each of the Pebble and PS Overlap properties.

Drill hole PB02-01 was collared 100 metres east of the north end of Pebble Lake in a small valley located between altered and veined outcrops of diabase. The hole was drilled vertically and collared in a locally diabasic-textured melanogabbro sill, intersected a limestone-dolomite sequence between 43 and 82.2 metres before passing into a lower diabase-gabbro sill at 82.2 metres. Near vertical fracturing throughout the hole made drilling very difficult and the hole was terminated at a depth of 180 metres when circulation was lost.

The lower sill in hole PB02-01 was very strongly oxidized and chlorite-sericite altered with abundant chlorite-actinolite veining and patchy epidote alteration. Very fine-grained native copper is present in association with the alteration over the upper half of the lower sill in veins, along fractures and locally disseminated within coarser-grained phases of the altered gabbro. The alteration appears to have been magnetite destructive as gossaneous boxworks after magnetite and lesser sulphide are common.

Drill hole PB02-02 was collared on the north side of Thread Lake in the headwaters of two streams which drain into Thread Lake and which returned elevated background levels of Pt and Cu from the stream sediments collected. This hole intersected a similar stratigraphic sequence with an upper gabbro/diabase sill between 0 and 46.4 metres, a limestone dominated sedimentary sequence between 46.4 and 100.0 metres and a lower diabase sill between 100 and 175 metres depth where the hole was terminated. The lower sill in hole 02 was very fresh in appearance with 1 -2% disseminated magnetite.

No significant PGM or base metal mineralization was intersected in either hole. The two sills can be geochemical differentiated with the upper sill being more mafic in character (higher average Pt, Mg, Ni and lower average Ti values). Pd, Au and Cu values are typically higher in the lower sill, even outside the areas of alteration.

At August 31, 2002, acquisition and exploration costs totaling $63,123 and $368,159 had been incurred on the Pebble and Stucco Properties, respectively.

Sampling and Analysis

Sampling methods employed for the work completed prior to the authors involvement with the project have been well documented by Hanych (2001) and McLaughlin (2001) and the reader is referred to the prior reports for details. Information on the 2002 drill programs and 2002 surface programs on the Pebble/PS Overlap properties are described below.

Rock Samples - Pebble/PS Overlap Properties

As outcrop warranted, based on oxidation -rust staining, texture, degree of deformation, rock type, degree of alteration or sulphide content (chalcopyrite-pyrrhotite), grab samples were collected. Where sulphides were present the sampling was influenced by selectively acquiring the best sulphide-mineralized specimens. Due to the scarcity of outcrop on the properties samples were also collected from angular float blocks exceeding 30 cm in size, which were considered to be of local derivation. Samples were placed in standard rock sample bags into which was also inserted a numbered sample tag. The number of the sample tag was also placed on the outside of the bag and the bags sealed with flagging tape. Samples were then transported to Chemex's analytical facilities in Thunder Bay, Ontario for analysis (see below). A hand-held GPS unit was used to collect location data for each sample and the locations were then entered into a Mapinfo-based digital data set. North American Datum 83 (Zone 16) was used for the 2002 program.

Stream Sediment Samples

Stream sediment samples were collected from tributaries to Thread and Pebble lakes in an attempt to source the Ni-Co-Pt anomalies detected by the Ontario lake sediment survey. Samples were collected from gravel bars in flowing and intermittent streams feeding into the two lakes. A typical sample was collected by shovel from a depth of 15-20 cm in a gravel bar central to the stream in question. The sample was field screened to remove the coarse fraction and sufficient fine material collected to fill a standard Kraft soil sample bag. The bags w ere then numbered and sealed, a flag placed at the sample location and then the samples were transported to Chemex's facilities in Thunder Bay.

Drill Core Samples

Drill core from the 2001 drilling campaign at Stucco was logged by W. Hanych who also supervised the sample selection/collection. Core from the 2002 drilling on the Pebble and PS Overlap properties was logged by the author who supervised sample selection/collection and the delivery of samples to Chemex's facilities in Thunder Bay.

Drill core samples varied as a function of lithology, presence/amount of visible mineralization, alteration intensity and length. In general samples were comprised of 1.0-2.0 metrs of halved drill core. Sample selection was made by the project geologist and sampling splitting by a technician. For sampling purposes the core was split in half using a mechanical splitter with half of the core being retained for future study or analysis. At the present time all of the drill core from the East Lac Des Iles Project is stored at the home of technician Ron Tweedie in Kaministiqua, Ontario.

Halved drill core was placed into a plastic sample bag along with a numbered sample tag, the sample bag was also numbered with the number on the sample tag and the bags were sealed with tape. The splitter and sample pans were cleaned after every sample was spilt to minimize the chance of cross-contamination. Upon completion of each hole the samples were delivered to Chemex's facilities in Thunder Bay by the project geologist.

ALS Chemex maintains a quality assurance program according to guidelines established in ISO/IES Guide 25, "General requirements for the competence of calibration and testing laboratories". Monthly inter-laboratory test programs are controlled by "quality assurance" staff and regular internal audits are also undertaken. The analytical processes are monitored by the use of reference material and replicate analysis.

Platinum Group maintains its own rigorous quality control program. Prior to the 2002 work program Platinum Group incorporated CANMET certified standards of low, medium and high grade, (Au, Pt, Pd), material into the sample series roughly once in every 30 samples. In addition one in approximately every 30 samples was a duplicate field sample, as well, the project geologist added blank (barren material from reference outcrop) to the sample runs unbeknownst to the lab. The 2000 and 2001 quality control procedures did detect any variance or analytical problems with the assay results.

Beginning in February 2002 the Company increased the frequency of insertion of blank, duplicate and analytical standards into the samples stream. As well the company began to employee certified reference standards for Pt, Pd, Au and Cu supplied by Canadian Resource Laboratories in Burnaby, B.C.. The new and on-going quality control measures call for insertion of blank and field duplicate samples one in every 20 samples and a certified reference standard one in every 24 samples. A request is also made of the lab not to include samples collected by the company in an oven batch with known mineralized samples from other sources so as to minimize the risk of contamination. No significant variances or analytical problems with the assay results were observed in the 2002 data.

Sample Preparation and Security

From the field office, the samples were transported by company representatives to the ALS Chemex (ISO Certified), prep-lab located in Thunder Bay, Ontario. At the lab, each sample is bar code labeled and scanned to supply tracking informa tion at each stage. Rock samples are first crushed 70% to <2mm, then split using a riffle splitter to obtain 250 grams of material. These are pulverized to 85% -200 mesh at which stage the samples are considered homogenous. 100 grams of this pulp is then couriered to the ALS Chemex analytical lab in Vancouver, British Columbia. 5 grams of the pulp is analyzed for 27 elements employing a four acid "near total" digestion of nearly all of the elements for the majority of mineral species being analyzed. This pulp is analyzed by Inductively Coupled Plasma with Atomic Emission Spectroscopy finish. For gold, platinum and palladium, 30 grams of sample material is fused into a Dore Bead, a mixture of lead-Na2O3-borax-silica. The bead is dissolved with a mixture of hydrochloric and nitric acid (aqua regia) and the elements are analyzed by inductively coupled plasma with mass spectroscopy finish.

Exploration and Development

Results to date have yet to lead to the discovery of any significant mineralization within the East Lac Des Iles Project holdings. However there appears to be four geological environments within the project holdings which have potential to host mineralization of potential economic interest and the following exploration proposal is recommended to evaluate this potential.

Target #1 - No Name Lake Intrusion - Stucco Property - ($30,000)

The 2001 exploration and drilling program identified a previously unmapped mafic intrusion within the Archean section on the Stucco property. Surface sampling and drilling within the No-name Lake intrusion has identified zones of weakly anomalous PGM values within inclusion-bearing and sheared portions of the intrusion. There is some evidence of layering within the body. An initial program of detailed surface mapping and lithogeochemical sampling is recommended in an effort to establish controls on PGM mineralization within the No-Name Lake body and determine if additional drill testing of existing geophysical features is warranted. The budget for this program is estimated at $30,000.

Target #2 - Stucco/Pebble Magnetic High -Stucco/Pebble Properties ($30,000)

Initial geological work on the Stucco Property has identified exposures of gabbro outcropping from beneath diabase cover in close proximity to the magnetic feature on the Stucco property. Only 1-2 days have been spent investigating the gabbro exposures and searching for additional exposures on the property. Initial geophysical modeling by J. Klein (2002) indicates that the western two-thirds of this feature should be only very shallowly covered, if at all. It is therefore recommended that a detailed mapping program be initiated to target this feature on the western half of the Stucco property. Initial work should focus on areas of greater topographic relief where the potential for exposure is greatest. Any gabbro outcrops should be mapped and sampled in detail.

Target #3 - Thread and Pebble Lake Sediment Anomaly - Pebble/PS Overlap/Thread/Farmer Lake Properties ($60,000)

A two element, Phase 1 program is recommended to follow-up and attempt to source the Thread and Pebble lake sediment anomalies. The first element of the program is a stream sediment sampling program to expand on the 2002 program in an effort to define a source regional for the lake sediment anomalies. This program should be supplemented by a program of prospecting and geological mapping which should initially focus on the headwaters source area for the Thread and Pebble Lake drainages. As with the Stucco program all outcrops should be mapped and lithogeochemical sampled in detail until such time as a geochemical framework for the local stratigraphy can be established.

Target #4 - Base Metal Potential - Stucco Property - ($30,000)

The nature of the semi-massive sulphide mineralization encountered in the Inco target area suggests there may be potential, within the Archean stratigraphy in the Stucco Property, for base-metal bearing volcanogenic massive sulphide mineralization. As such it is recommended that a program of first-pass mapping and prospecting target 3 known EM conductors located to the north - up stratigraphic section - from the Inco target. Follow-up soil geochemical survey should be considered those portions of these anomalies which are not exposed on surface.

The Western Sudbury Basin Project, Ontario

The Company's Western Sudbury Basin Project includes the Cascaden-Ministic, Windy Lake and Levack Properties as well as the Norman Property located along the northern rim of the Sudbury Basin. A helicopter-borne magnetic and time-domain electromagnetic survey totaling 263.1 km was completed over the Levack Property on behalf of Arcata Resources Corporation during the period of August 16-17 2002. The survey outlined 15 electromagnetic anomalies none of which are considered as significant. Cost of the survey was approximately $21.000. Arcata Resources Corporation had optioned the Cascaden-Ministic, Windy Lake and Levack Properties from the Company on June 5,2002. No work was conducted in Fiscal 2002 and the Western Sudbury Basin Project is not considered material to the affairs of the Company at this time.

Sudbury-River Valley Project, Ontario

The Company's holdings in the Sudbury-River Valley area include the East Boundary, Davis Janes and Notman Property. Details on these properties were included in the Form 20-F Annual Report for Fiscal 2001. No work was conducted in Fiscal 2002 and the Sudbury-River Valley Project is not considered material to the affairs of the Company at this time.

The Rutledge Lake Property, Northwest Territories

In Fiscal 2002, the Company retained its interest in the Rutledge Lake Property, the details of which can be found in the Form 20-F Annual Report for Fiscal 2001. Some claims were allowed to lapse in 2002. No work was conducted in Fiscal 2002 and the Rutledge Lake Property is not considered material to the affairs of the Company at this time.

The Simlock Creek Property, British Columbia

In Fiscal 2002, the Company retained its interest in the Simlock Creek Property, the details of which can be found in the Form 20-F Annual Report for Fiscal 2001. No work was conducted in Fiscal 2002 and the Simlock Creek Property is not considered material to the affairs of the Company at this time.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the period from commencement of operations on March 16, 2000 to August 31, 2000 and the years ended August 31, 2001 and 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein. The Company's financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 13 to the accompanying Consolidated Financial Statements.

Critical Accounting Policies

The Company's accounting policies are set out in Note 2 and 13 of the accompanying Consolidated Financial Statements. There are two policies that due to the nature of the mining business may not be readily understood. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviewed deferred exploration costs to assess their recoverability and when the carrying value of a property exceeded the estimated net recoverable amount, provision was made for impairment in value.

Under U.S. GAAP, the Company expensed all costs relating to the acquisition and exploration of its mineral properties prior to the establishment of proven and probable reserves. After that point, these costs are capitalized as development costs. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method.

Overview

The Company's main objective was to acquire mineral properties, finance their exploration and, if warranted, develop, and bring them into commercial production either directly or by way of joint venture or option agreements or through a combination of the foregoing. The Company was aiming to develop its properties to a stage where they could be exploited at a profit. At that stage, its operations would to some extent be dependent upon the world market price of any minerals mined.

The Company had total deferred exploration expenditures and mineral properties of $2,951,089 at August 31, 2002 compared to $1,067,357 at August 31, 2001 and $419,370 at August 31, 2000. During Fiscal 2000, 2001 and 2002, the Company focused on the Thunder Bay and Sudbury areas in Ontario. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various option agreements and the completion of the development of its properties, any future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis. As a result, there is substantial doubt about the ability of the Company to continue as a going concern.

Future write-downs of properties are dependent on many factors, including general and specific assessments of mineral resources, the likelihood of increasing or decreasing the resources, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, taxation, labor and capital costs. It cannot assess the monetary impact of these factors at the current stage of its properties. The dollar amounts shown as mineral properties and deferred exploration expenditures are direct costs of maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of administrative management salaries based on time spent and directly related to specific properties. These amounts do not necessarily reflect present or future values.

Additional financing will be required for further exploration and development of its properties. Although it has been successful in the past in raising funds, there is no assurance that it will be able to raise the necessary meet its funding obligations.

The Company has not been required to make any material expenditure for environmental compliance to date. The operations of the Company may in the future be affected from time to time in varying degrees by changes in the environmental regulations. Both the likelihood of new regulations and their overall affect upon the Company vary greatly from province to province and are not predictable. See "Item 3 - Key Information, Risk Factors".

Operating Results

Year Ended August 31, 2002 Compared to the Year Ended August 31, 2001

During Fiscal 2002, the Company incurred a loss of $1,501,620 (Fiscal 2001 - $482,687). Included were mineral property write down expenses of $1,090,871 (Fiscal 2001 - $7,325) and a provision for future income tax recoveries of $453,600 (Fiscal 2001 - nil). General and administrative expenses totaled $835,540 (Fiscal 2001 - $486,269) before interest and other income of $23,028 (Fiscal 2001 - $60,582).

General and administrative expenses for Fiscal 2002 totaled $812,512 (Fiscal 2001 - $425,687), net of interest and other income of $23,028 (Fiscal 2001 - $60,582). Shareholder relations expense, consisting of web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $203,138 (Fiscal 2001 - $74,452). Transfer agent and listing and sustaining fees totaled $28,277 (Fiscal 2001 - $27,353). Professional fees of $184,209 (Fiscal 2001 - $130,311) were incurred for legal, audit and accounting services. Other taxes of $47,391 (Fiscal 2001 - nil) were incurred relating to Part XII.3 Tax. This tax is calculated as interest on the unspent balance of flow through funds held until December 31, 2001. Management fees expense totaled $154,562 (Fiscal 2001 - $86,453). The Amalgamation in February 2002 and increased activity in Canada and South Africa have resulted in higher costs in Fiscal 2002 as opposed to Fiscal 2001.

On February 18, 2002, the Company acquired many of its Thunder Bay and Sudbury properties through the Amalgamation with NMM. At February 18, 2002 these properties had a net acquisition cost to the Company of $1,930,444. Including the properties from NMM, property acquisition costs incurred and deferred during the year totaled $2,195,517 (Fiscal 2001 -$171,722). Exploration and development costs deferred for the year totaled $977,795 (Fiscal 2001 - $783,590). Of that amount, approximately $721,000 was incurred on the Company's Thunder Bay properties, approximately $112,000 was incurred on the properties near Sudbury and approximately $114,000 was incurred on the Company's new South African properties. Approximately $31,000 was spent in the Northwest Territories. Cost recoveries on mineral properties during the year amounted to $198,709 (Fiscal 2001 - $300,000). During the year, $1,090,871 (Fiscal 2001 - $7,325) in net deferred costs relating to mineral properties were written off. A breakdown of these costs can be seen in Note 5 of the Consolidated Financial Statements.

The Company is not adversely affected by inflation at the present time, and is not likely to be in the near future. However, there is no guarantee that this will remain to be the case. High or extreme rates of inflation would adversely affect the Company.

The Company may be adversely, or favorably affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. Several of the Company's options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand to be made over the next three years. Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand. Thus fluctuations in the exchange rate between the Canadian dollar and the South African Rand may have an adverse or favorable affect on the Company.

Year Ended August 31, 2001 Compared to the Year Ended August 31, 2000

The net loss for Fiscal 2001 was $482,687 or $0.09 per share compared to a net loss of $39,956 or $0.03 per share for Fiscal

2000. The Company was incorporated on January 10, 2000 and commenced operations as a private company named Platinum Group Metals Ltd. on March 16, 2000. The Company later became a reporting issuer and was listed for trading on the Canadian Venture Exchange in February of 2001. The net loss for the year ended August 31, 2001 was $442,731 higher than for Fiscal 2000 primarily because its operations during Fiscal 2000 were conducted for less than six months. During that period, the Company conducted only limited field operations. General and Administrative expenses in Fiscal 2001 totaled $486,269 of which professional fees for legal and audit work amounted to $130,311, management Fees amounted to $86,453, shareholder relations expenses amounted to $74,452, and travel and promotion expenses amounted to $55,710. By comparison, total general and administrative expenses in Fiscal 2000 totaled $41,518 of which professional fees amounting to $22,171 were the single largest expense.

Mineral property acquisition and exploration costs deferred in Fiscal 2001 totaled $706,744, net of a $300,000 advance from a joint venture partner. In Fiscal 2000, mineral property acquisition and exploration costs deferred totaled $419,370.

Differences Between Canadian and U.S. GAAP

The consolidated financial statements of PTG have been prepared in accordance with Canadian GAAP which differs in certain respects from US GAAP. The material differences between Canadian and U.S. GAAP affecting its consolidated financial statements are summarized as follows:

			Period from
			commencement
			of operations,
			March 16, 2000
	Year Ended	Year Ended	to August 31,
	August 31, 2002	August 31, 2001	2000
	$	$	$

Consolidated Balance Sheets

Total assets under Canadian GAAP	4,373,047	2,762,964	657,284
Decrease in mineral properties due to expense of exploration costs (a)	(1,056,981)	(706,744)	(230,479)

Total assets under U.S. GAAP	3,316,066	2,056,220	426,805

Total liabilities under Canadian and U.S. GAAP	542,828	460,554	67,240
Decrease in future income tax liability due to expense of exploration costs	(371,400)	(310,000)	-
(b)
	171,428	150,554	67,240

Shareholders' equity under Canadian GAAP	3,830,219	2,302,410	590,044
Cumulative mineral properties adjustment (a)	(1,056,981)	(706,744)	(230,479)
Decrease in future income tax liability due to expense of exploration costs	576,000	310,000	-
(a)
Decrease in future income tax recovery (a)	204,600	-	-

Shareholders' equity under U.S. GAAP	3,144,638	1,905,666	359,565

Total liabilities and shareholders' equity under U.S. GAAP	3,316,066	2,056,220	426,805

			Period from	Cumulative
			commencement of	amount from
			operations, March	March 16, 2000
	Year ended	Year ended	16, 2000 to	to August 31,
	August 31, 2002	August 31, 2001	August 31, 2000	2002
	$	$	$	$

Consolidated Statement of Loss and Deficit

Net loss under Canadian GAAP	(1,501,620)	(482,687)	(39,956)	(2,024,263)
Mineral property costs written off (a)	1,090,871	-	-	1,090,871
Acquisition costs included in write off (a)	(505,387)	-	-	(505,837)
Mineral property exploration expenditures	(935,271)	(476,265)	(230,479)	(1,642,015)
Future income taxes (b)	(204,600)	-	-	(204,600)
Consulting (c)	(286,000)	(1,250)	-	(287,250)
Stock based compensation (c)	(142,747)	-	-	(142,747)
Write-down of "available for sale"	18,450	-	-	18,450
Net loss under U.S. GAAP	(2,466,754)	(960,202)	(270,435)	(3,697,391)

Basic loss per share under U.S. GAAP	(0.17)	(0.17)	(0.60)

Consolidated Statement of Cash Flows

Operating activities
Operating activities under Canadian GAAP	($1,034,989)	(625,139)	29,544	(1,630,584)
Exploration (a)	(954,263)	(369,324)	(230,479)	(1,553,976)

Operating activities under U.S. GAAP	(1,989,252)	(994,373)	(200,935)	(3,184,560)

Financing activities
Financing activities under Canadian and U.S. GAAP	1,683,461	2,465,403	610,000	4,758,864

Investing activities
Investing activities under Canadian GAAP	(1,294,111)	(517,466)	(417,796)	(2,229,373)
Deferred exploration (a)	954,263	369,234	230,479	1,553,976

Investing activities under U.S. GAAP	(339,848)	(148,232)	(187,317)	(675,397)

(a) Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under U.S. GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. For U.S. GAAP purposes, the Company has expensed exploration expenditures related to exploration in the period incurred.

(b) Flow through shares

Under Canadian GAAP, flow through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board ("FASB") staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. The flow-through shares issued during the year were granted at the fair value of existing non flow-through shares. As such, no liability was recognized for the difference between the quoted price of the existing shares and the amount paid for the flow-through shares.

(c) Accounting for stock -based compensation

For U.S. GAAP purposes the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, ("APB No. 25"), using the intrinsic value based method whereby compensation costs is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. As at August 31, 2002 no compensation cost has been recorded for any period under this method.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. During the year ended August 31, 2002, the Company issued options to individuals other than employees and directors, which, under SFAS No. 123, resulted in $286,000 (2001 - $1,250) of consulting expenses.

SFAS No. 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB No. 25. The Company has adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net loss for the year ended August 31, 2002 and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

			Period from commencement
			of operat ions,
	Year Ended	Year Ended	May 16, 2000
	August 31, 2002	August 31, 2001	to August 31, 2000
	$	$	$

Net loss for the period - U.S. GAAP	(2,466,754)	(960,202)	(270,435)
Additional stock based compensation cost	(155,000)	(82,000)	-

Pro forma net loss	(2,621,754)	(1,042,202)	(270,435)

Pro forma basic loss per share	(0.18)	(0.19)	(0.60)

Using the fair value method for stock based compensation, additional costs of approximately $155,000 (Fiscal 2001 -$82,000) would have been recorded for Fiscal 2002. This amount is determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 60% and 168% and an annual risk free interest rate of 4.08%.

FASB Interpretation 44 states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised.

Consequently, the 313,028 stock options issued to employees and directors that were repriced on March 6, 2002 are now considered to be variable and any increase in the market price over the reduced exercise price must be recognized as compensation cost. As at August 31, 2002, the market price of the Company's common shares was $0.96 per share resulting in compensation expense of $142,747.

(d) Comprehensive income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The impact of SFAS No. 130 on the Company's financial statements is as follows:

			Period from commencement
			of operations,
	Year Ended	Year Ended	May 16, 2000
	August 31, 2002	August 31, 2001	to August 31, 2000
	$	$	$

Net loss for the period - U.S. GAAP	(2,466,754)	(960,202)	(270,435)
Other comprehensive income: Unrealized loss	(18,450)	-	-
on marketable securities
Comprehensive net loss under U.S. GAAP	(2,485,204)	(960,202)	(270,435)

Comprehensive loss per share	(0.17)	(0.17)	(0.60)

(e) Accounting for derivative instruments and hedging activities

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company does not engage in hedging activities or invest in derivative instruments. Therefore, adoption of SFAS No. 133 has no significant financial impact.

(f) Recent accounting pronouncements

In July 2001, the FASB issued SFAS Nos. 141 and 142 ("SFAS 141" and "SFAS 142"), Business Combinations and Goodwill and Other Intangible Assets. SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company has not recorded any goodwill and, therefore, the application of SFAS 141 and 142 did not have a material effect on its consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30,

Reporting The Results of Operations-Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 will not have a material effect on its consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The Company does not expect SFAS No. 145 to have a material impact on the Company's results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

Liquidity and Capital Resources

The working capital of the Company is a direct result of the excess of funds raised from the sale of equity shares and the receipt of property payments over expenditures into acquisition and exploration costs as well as administrative expenses. The working capital balance at the end of the following periods were: August 31, 2002 - $1,284,919; August 31, 2001 -$1,526,798; and August 31, 2000 - $154,508. Fluctuations in working capital stem from timing differences between when money is raised from equity issues and when expenditures are committed on exploration.

Cash and cash equivalents at August 31, 2002 totalled $898,907 compared to $1,544,546 at August 31, 2001 and $221,748 at August 31, 2000. The cash and cash equivalents are attributable primarily to the issue of share capital, although the Company did receive a recovery on exploration expenditures of $300,000 during Fiscal 2001 from a joint venture partner. Aside from cash and cash equivalents, the Company had no material unused sources of liquid assets at August 31, 2002, 2001 or 2000.

During Fiscal 2002, the Company issued a total of 12,435,150 Common Shares. Of this, 6,864,001 shares were issued for cash proceeds of $1,951,135. A further 102,728 were issued for mineral properties for a value of $36,509. In February 2002 a total of 5,486,421 shares were issued to acquire NMM. These shares were valued at $1,310,385. See "The Amalgamation" on page 17.

During Fiscal 2001, the Company issued 3,195,391 Common Shares at $0.50 per share pursuant to an initial public offering for net proceeds of $1,356,532 (after deducting expenses of the issue of $241,164). During Fiscal 2001, the Company issued 2,383,090 flow through shares at $0.55 per share for net proceeds of $1,107,771 (after deducting expenses of $202,929). The flow through shares issued were priced at market and did not bear a premium as a result of their flow through nature. The proceeds of these share placements were used to fund general and administrative expenses, new property acquisitions and exploration expenditures in Ontario and the Northwest Territories.

During Fiscal 2000, the Company issued 1,395,001 Common Shares as seed capital at an average price of $0.06 per share for proceeds of $89,000. During Fiscal 2000, the Company also issued 2,605,000 special warrants at a price of $0.20 each for total proceeds of $521,000. These special warrants were later converted into Common Shares on a one for one basis during Fiscal 2001 for no further consideration. The proceeds of these issues were used to fund general and administrative expenses, new property acquisitions and exploration expenditures in Ontario and the Northwest Territories.

Research and Development, Patents and Licences, etc.

The Company does not engage in research and development activities.

Trend Information

Factors which may have a material effect on the Company's future financial condition are set forth in "Item 3 - Key Information, Risk Factors".

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets out certain information concerning the directors and executive officers of the Company. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act. The officers are appointed at the pleasure of the board of directors.

Name, Position, Age and Country of Residence	Principal Occupation or Employment	Date Appointed
R. MICHAEL JONES Chairman, President, CEO and Director Age: 39 Resident of Canada	Professional Geological Engineer President and CEO of the Company	February, 2000
BARRY SMEE (1) Secretary and Director Age: 56 Resident of Canada	Geologist and geochemist President of Smee & Associates, a consulting, geological and geochemistry company; Director and Secretary of the Company	February, 2000
IAIN McLEAN (1) Director and Consultant of Corporate Development Age: 47 Resident of Canada	Vice-President and General manager of Total Care Technologies, a division of Ad Opt Technologies Inc.; Director of the Company	October, 2000
DOUGLAS S. HURST (1) Director Age: 40 Resident of Canada	Geologist President of D.S. Hurst Inc., a company offering corporate, evaluation and financing consulting services to the mining industry; Director of the Company	October, 2000
FRANK R. HALLAM CFO and Director Age: 44 Resident of Canada	Chartered Accountant Chief Financial Officer and Director of the Company; Chief Financial Officer and Director of Derek Resources Corporation	February, 2002
DENNIS GORC Vice-President, Exploration Age: 50 Resident of Canada	Geologist Vice-President, Exploration of the Company	January, 2000

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restrain ing or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

While the Directors and Executive Officers of the Company are involved in other business ventures and, with the exception of Dennis Gorc, do not spend full time on the affairs of the Company, the Company believes that each devotes as much time to the affairs of the Company as are required to satisfactorily carry out their duty

There are no family relationships between any two or more Directors or Executive Officers. There are no arrangements or understandings between any two or more Directors or Executive Officers pursuant to which he was selected as a Director or Officer.

R. Michael Jones, P.Eng, Chairman, President, CEO and Director

Mr. Jones holds a Bachelor of Applied Science (Geological Engineering) from the University of Toronto (1985). Mr. Jones' experience includes mineral exploration in Canada, the U.S.A. Guyana, and Honduras for base and precious metals since 1985 and includes the formation and management, as a senior executive, of mineral exploration, development and mining companies. Mr. Jones has been a senior officer of public mineral exploration and development companies since 1987. He was a founder of Glimmer Resources Inc. that was involved in the discovery and exploration of the Glimmer Gold mine near Timmins, Ontario, he was the President of Cathedral Gold Corporation, a producing gold mining company from 1992 to 1997, and he was a Vice President of Aber Resources, a mining company that is developing a diamond mine, from 1997 to 1999. Mr. Jones has not explored for PGE deposits prior to his work with the Company. Currently Mr. Jones spends approximately 90% of his time devoted to the Company. His responsibilities include management of all the Company's business and the final review of exploration programs and budgets.

Mr. Jones is also a director of Radar Acquisitions Corp. and Mega Capital Corp. which trade on the TSX Venture Exchange.

Barry Smee, PhD., PGeo, Secretary and Director

Dr. Smee received his PhD from the University of New Brunswick in 1982 and received his B.Sc. from the University of Alberta in 1969. He holds the professional designation of P.Geo from APEGBC. Since 1990, Dr. Smee has been the President of Smee & Associates, offering consulting, geological and geochemical services to the mining industry. Dr. Smee has been a director of Colony Pacific Explorations Ltd., a public company listed on The Toronto Stock Exchange, since 1997 and has acted as a director of several other public companies including Getchell Resources, Leeward Capital, X-Cal Resources and Cross Lake Minerals. Currently Dr. Smee spends approximately 10% of his time devoted to the Company. His responsibilities include a role as an independent director and a consulting role as a geochemist as required.

Dr. Smee is also a director of Colony Pacific Explorations Ltd.

Iain McLean, BSc Eng (ARSM), MBA, MIMM. CEng, Director and Consultant of Corporate Development

Mr. McLean received his M.B.A. fro m Harvard Business School in 1986 and received his B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England) in 1978. Mr. McLean holds the professional designations of C.Eng. and MIMM from the Institute of Mining and Metallurgy. Mr. McLean has acted as the Chief Operating Officer of several private high technology companies since 1995 and was the Vice President of Operations at Ballard Power Systems from 1993 to 1995. Currently Mr. McLean spends approximately 10% of his time devoted to the Company. His responsibilities include assisting the President in all aspects of his work and focusing on strategic partnerships and new businesses.

Douglas S. Hurst, BSc, Director

Mr. Hurst received his Bachelor of Science in Geology from McMaster University in 1986. Since 1995, Mr. Hurst has been the President of D.S Hurst Inc., offering corporate, evaluation and financing consulting services to the mining industry. Mr. Hurst has previous experience as a mining analyst for Sprott Securities (from 1994 to 1995) and for McDermid St. Laurence (from 1987 to 1994). Mr. Hurst has been a director of International Wayside Gold Mines Ltd., a public company listed on the Exchange, since June 2000. Currently Mr. Hurst spends approximately 10% of his time devoted to the Company. His responsibilities include a role as an independent director.

Mr. Hurst is also a director of International Wayside Gold Mines Ltd., a public company with gold properties near Wells, British Columbia.

Frank R. Hallam, CA, Chief Financial Officer and Director

Mr. Hallam is a former auditor with Coopers and Lybrand (now PricewaterhouseCoopers). He has extensive experience at the senior management level with several publicly-listed resource companies. Mr. Hallam is the former President, CEO and Director of NMM. In addition to serving as Chief Financial Officer and director of the Company, Mr. Hallam serves as Chief Financial Officer and director of Derek Resources Corporation. Mr. Hallam currently devotes 50% of this time on the affairs of the Company.

Dennis Gorc, B.Sc, PGeo, Vice-President, Exploration

Mr. Gorc holds a Bachelor of Science in Engineering (B.Sc Eng.) from Queens University (1976). Mr. Gorc has been self employed since 1995 and has been Vice President, Exploration of the Company since May 25, 2000. Mr. Gorc's experience includes exploration in most parts of Canada and foreign experience in Indonesia, Central America, Guyana and Siberia. His experience is in a variety of geological settings and environments but not specifically for PGE deposits prior to work with the Company. Currently Mr. Gorc spends approximately 100% of his time devoted to the Company. His responsibilities include oversight on the Company's exploration programs and execution of Sudbury programs.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
R. Michael Jones Chairman, President, CEO and Director	2002	$112,138	$Nil	$Nil	120,000 (1)	$Nil	$Nil	$Nil
Barry Smee Secretary and Director	2002	$Nil	$Nil	$6,988	60,000 (1)	$Nil	$Nil	$Nil
Douglas Hurst Director	2002	$Nil	$Nil	$1,444	60,000 (1)	$Nil	$Nil	$Nil
Iain McLean Director	2002	$26,559	$Nil	$Nil	60,000 (1)	$Nil	$Nil	$Nil
Frank Hallam Chief Financial Officer and Director	2002	$16,100	$Nil	$41,100 (3)	50,000 (1) 60,000 (2) 60,000 (3)	$Nil	$Nil	$Nil
Dennis Gorc Vice-President, Exploration	2002	$64,025	$Nil	$Nil	40,000 (1)	$Nil	$Nil	$Nil

NOTES:
(1)	Options granted on March 6, 2002 are exercisable at a price of $0.35 per share and expire on March 6, 2007.
(2)	Options granted on March 6, 2002 are exercisable at a price of $0.55 per share and expire on March 6, 2007.
(3)	Options granted on July 16, 2002 are exercisable at a price of $0.75 per share and expire on July 16, 2007.

During Fiscal 2002, the Company there were three consulting agreements outstanding with its directors and officers.

Effective February 27, 2001, the Company entered into a management services agreement (the "Jones Agreement") with R. Michael Jones, the President, Chief Executive Officer and a director of the Company pursuant to which Mr. Jones is paid a monthly fee of $10,000 for management and administrative services. The initial term of the Jones Agreement is one year commencing from February 27, 2001 and thereafter the Company may renew the Jones Agreement for further one-year terms by providing Mr. Jones with written notice at least 30 days prior to the expiration of the current term.

Effective February 27, 2001, the Company entered into a management services agreement (the "Gorc Agreement") with Dennis Gorc, the Vice-President, Exploration of the Company pursuant to which Mr. Gorc is paid a fee of $325 per day for geological and exploration management services. The initial term of the Gorc Agreement is one year commencing from February 27, 2001 and thereafter the Company may renew the Gorc Agreement for further one-year terms by providing Mr. Gorc with written notice at least 30 days prior to the expiration of the current term.

Effective September 1, 2001, the Company entered into a consulting agreement (the "McLean Agreement") with Iain McLean, a director of the Company, pursuant to which Mr. McLean is paid a fee of $454 per day, based on a four day work week, for identification of opportunities for the corporate growth of the Company, joint ventures or strategic relationships. The initial term of the McLean Agreement was three months and upon the expiration of the three months on November 30, 2001, the Company continued to use the consulting services of Mr. McLean on an as needed basis at the same daily rate two to four days per week until the McLean Agreement was terminated on December 31, 2001. Mr. McLean is not currently active as a consultant to the Company.

The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

Board Practices

The Board of Directors presently consists of five Directors. Each Director was elected at the annual general meeting of the shareholders of the Company held on February 11, 2003. Each Director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia). See page 115 for the dates on which the current Directors of the Company were first elected or appointed.

The Company has not entered into contracts providing for benefits to the directors upon termination of employment.

Board Committees

Audit Committee: Pursuant to Section 187 of the Company Act (British Columbia), the Company is required to have an Audit Committee. As at the date hereof, the members of the Audit Committee are Barry Smee, Iain McLean and Douglas Hurst. Section 187(1) of the Company Act requires the directors of a reporting company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the company or an affiliate of the company. The election must occur at the first meeting of the directors following each annual general meeting, and those elected will hold office until the next annual general meeting. Section 187(4) provides that before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review with the auditor, and, after that, the report of the audit committee on the financial statement must be submitted to the directors. Section 187(5) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 187(6) provides that on the request of the auditor, the chair of the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

Employees

At August 31, 2002, the Company had two full time employees and no part time employees. In comparison, the Company also had two full-time employees and no part-time employees at August 31, 2001 and one full-time employee and no part time employees at August 31, 2000.

Share Ownership

With respect to the persons listed in "Compensation," above who are current directors, officers or employees of the Company, the following table discloses the number of Common Shares and percent of the Common Shares outstanding held by those persons, as of March 11, 2003. The Common Shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class (3)
R. MICHAEL JONES Chairman, President, CEO and Director	1,172,036 (4)	4.3%
BARRY SMEE Secretary and Director	9,000	<1.0%
IAIN MCLEAN Director	118,839	<1.0%
DOUGLAS S. HURST Director	0	0.0%
FRANK R. HALLAM CFO and Director	526,113	1.9%
DENNIS GORC Vice-President, Exploration	195,500	<1.0%

NOTE:

(1) Includes beneficial, direct and indirect shareholdings.

(2) Does not include stock options and other rights to purchase or acquire shares.

(3) There are 27,140,767 Common Shares issued and outstanding as of the date of this Annual Report.

(4) Of these shares, 950,500 are held by 599143 B.C. Ltd., a company 50% owned by Mr. Jones and 50% owned by Mr. Jones' wife.

The following table discloses the incentive stock options outstanding to the aforementioned persons as of March 11, 2003:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price Per Share	Expiry Date
R. MICHAEL JONES Chairman, President, CEO and Director	Jan. 31, 2001	225,000	$0.55	Jan. 31, 2005
	March 6, 2002	120,000	$0.35	March 6, 2007
BARRY SMEE Secretary and Director	Jan. 31, 2001	125,000	$0.55	Jan. 31, 2005
	March 6, 2002	60,000	$0.35	March 6, 2007
IAIN MCLEAN Director	Jan. 31, 2001	100,000	$0.55	Jan. 31, 2005
	March 6, 2002	60,000	$0.35	March 6, 2007
DOUGLAS S. HURST Director	Jan. 31, 2001	100,000	$0.55	Jan. 31, 2005
	March 6, 2002	60,000	$0.35	March 6, 2007
FRANK R. HALLAM CFO and Director	March 6, 2002	42,000	$0.35	March 6, 2007
	March 6, 2002	60,000	$0.55	March 6, 2007
	July 16, 2002	50,000	$0.75	July 16, 2007
DENNIS GORC Vice-President, Exploration	Jan. 31, 2001	150,000	$0.55	Jan. 31, 2005
	March 6, 2002	40,000	$0.35	March 6, 2007

The Company has no arrangements for involving the employees in the capital of the Company. The Company does not have a share purchase plan, dividend reinvestment plan or a share option plan for its directors, officers and employees. However, the Company will, from time to time, grant individual stock options to its directors, officers or employees as an incentive.

The following table discloses the share purchase warrants outstanding to the aforementioned persons as of March 11, 2003:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price Per Share	Expiry Date
R. MICHAEL JONES Chairman, President, CEO and Director	Jan. 31, 2001	225,000	$0.55	Jan. 31, 2005
	March 6, 2002	120,000	$0.35	March 6, 2007
BARRY SMEE Secretary and Director	Jan. 31, 2001	125,000	$0.55	Jan. 31, 2005
	March 6, 2002	60,000	$0.35	March 6, 2007
IAIN MCLEAN Director	Jan. 31, 2001	100,000	$0.55	Jan. 31, 2005
	March 6, 2002	60,000	$0.35	March 6, 2007
DOUGLAS S. HURST Director	Jan. 31, 2001	100,000	$0.55	Jan. 31, 2005
	March 6, 2002	60,000	$0.35	March 6, 2007
FRANK R. HALLAM CFO and Director	March 6, 2002	42,000	$0.35	March 6, 2007
	March 6, 2002	60,000	$0.55	March 6, 2007
	July 16, 2002	50,000	$0.75	July 16, 2007
DENNIS GORC Vice-President, Exploration	Jan. 31, 2001	150,000	$0.55	Jan. 31, 2005
	March 6, 2002	40,000	$0.35	March 6, 2007

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

There are presently no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

The following table discloses the significant changes in the percentage ownership held by any major shareholders during the past three years.

Identity of Person or Group	Date	Amount Owned	Percent of Class (1)
Prudent Bear Funds, Inc. (2) (3) Suite 300, 8140 Walnut Hill Lane Dallas, Texas USA 75231	February 2003 February 2002 February 2001	2,585,000 N/A N/A	9.5% N/A N/A

Notes:

(1) There are 27,140,767 Common Shares issued and outstanding as of the date of this Annual Report

(2) Prudent Bear Funds, Inc. is a mutual fund.

(3)  Not including 468,750 wa rrants exercisable at a price of $0.75 per share on or before December 24, 2004.

As at March 11, 2003, the only person or group known to the Company to own more than 5% of the Company's issued and outstanding Common Shares is as follows:

Identity of Person or Group	Amount Owned	Percent of Class (1)
Prudent Bear Funds, Inc. (2) (3) Suite 300, 8140 Walnut Hill Lane Dallas, Texas USA 75231	2,585,000	9.5%

Notes:

(1) There are 27,140,767 Common Shares issued and outstanding as of the date of this Annual Report

(2) Prudent Bear Funds, Inc. is a mutual fund.

(3) Not including 468,750 warrants exercisable at a price of $0.75 per share on or before December 24, 2004.

Holders of Record in the United States

Based on the Company's knowledge, after reasonable inquiry as of February 14, 2003, the most recent practicable date for conducting such search in the light of the time required for responses, the total number of Common Shares held of record by 49 residents in the United States is 9,104,079 Common Shares representing approximately 33.3% of the 27,366,657 Common Shares then issued and outstanding. The foregoing is comprised of the following:

1. According to the records of the Company's registrar and transfer agent, Pacific Corporate Trust Company, there are 1,484,419 Common Shares held of record by 14 residents of the United States, one of which is Cede & Co. with a total of 276,920 Common Shares.

2. Through a search conducted by the Company, the Company has ascertained that there are 4,546,755 Common Shares held by 6 residents of the United States through CDS & Co. in Canada.

3. A search conducted through Cede & Co. in the United States by the Company revealed there are 30 holders of record resident in the United States owning 3,349,825 Common Shares (CDS held a deficit of 3,298,600 Common Shares).

The Company is required to file annual reports on Form 20-F and periodic reports on Form 6-K. As a foreign private issuer, the Company will not be subject to the reporting obligations of Exchange Act Section 14's proxy rules or Section 16's insider short-swing profit rules.

Related Party Transactions

Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Management believes that the transactions referenced below were on terms at least as favorable to the Company as it could have obtained from unaffiliated parties.

Other than disclosed elsewhere in this Annual Report, none of the directors, senior officers, principal shareholders named in "Item 7 - Major Shareholders and Related Party Transactions", or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, during the current financial year ending August 31, 2002, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries except for the following:

1. R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company provided management and administrative services. During Fiscal 2002, Mr. Jones was paid and/or accrued $112,138 for management and administrative services rendered pursuant to the terms a management services agreement. See "Item 6 - Directors, Senior Management and Employees".

2. Frank Hallam, Chief Financial Officer and Director of the Company provided consulting services. During Fiscal 2002, Mr. Hallam was paid and/or accrued $16,100 for consulting services rendered. Mr. Hallam did not have an agreement but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices. See "Item 6 - Directors, Senior Management and Employees".

3. Barry Smee, Secretary and Director of the Company provided geological consulting services. During Fiscal 2002, Mr. Smee was paid and/or accrued $6,988 for consulting services rendered. Mr. Smee did not have an agreement but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices. See "Item 6 - Directors, Senior Management and Employees".

4. Douglas Hurst, Director of the Company, provided corporate, evaluation and financing consulting services. During Fiscal 2002, Mr. Hurst was paid and/or accrued $1,444 for corporate, evaluation and financing consulting services. Mr. Hurst did not have an agreement but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices. See "Item 6 - Directors, Senior Management and Employees".

5. Ian McLean, Director of the Company provided consulting services to identify opportunities for the corporate growth of the Company, joint ventures or strategic relationships. During Fiscal 2002, Mr. McLean was paid and/or accrued $26,559 pursuant to the terms a consulting agreement which was terminated on December 31, 2001. See "Item 6 - Directors, Senior Management and Employees".

6. Dennis Gorc, Vice-President, Exploration of the Company provided geological and exploration management services. During Fiscal 2002, Mr. Gorc was paid and/or accrued $64,025 for geological and exploration management services rendered pursuant to the terms of a management services agreement. See "Item 6 - Directors, Senior Management and Employees".

7. Pursuant to an escrow agreement dated February 14, 2001 (the " Escrow Agreement") among Pacific Corporate Trust Company ("PCTC"), the Company and the escrow holders listed in the table below (the "Principals"), an aggregate of 1,000,000 Common Shares, 145,000 Special Warrants and 45,454 Flow Through Special Warrants were placed in escrow (the "Escrow Securities") with PCTC for the benefit of:

Principals	Escrow Securities
Dennis Gorc	150,000 Common Shares
599143 B.C. Ltd.(1)	850,000 Common Shares
599143 B.C. Ltd.(1)	50,000 Special Warrants
599143 B.C. Ltd.(1)	45,000 Special Warrants
Iain McLean	45,454 Flow Through Special Warrants
516383 B.C. Ltd.(2)	50,000 Special Warrants

(1) 599143 B.C. Ltd. is a corporation beneficially owned 50% by R. Michael Jones and 50% by his wife, Lisa Phillips;

(2) 516383 B.C. Ltd. is a corporation beneficially owned by Cyrus Driver, a former Chief Financial Officer of the Company.

The 150,000 Common Shares placed in escrow for Dennis Gorc and the 850,000 Common Shares placed in escrow for 599143 B.C. Ltd. were issued at an ascribed value of $0.01 per share while the Special Warrants and Flow Through Special Warrants were issued pursuant to private placements at prices of $0.55 per Special Warrant and $0.55 per Flow Through Special Warrant, respectively.

The Escrow Securities are subject to a three-year automatic time release in equal tranches at six months intervals (ie. 15%) with 10% of each Principal's holdings being exempt from escrow effective on the date of listing on the Exchange (the "Listing Date") (10%). If the Company meets certain criteria within 18 months of the Listing Date, all of the Escrow Securities will be immediately released from Escrow. This criteria includes listing on the Toronto Stock Exchange or meeting Tier 1 requirements on the Exchange.

The Escrow Securities can generally not be transferred or otherwise dealt with during escrow. Permitted transfers or dealings within escrow would include: (i) transfers to continuing or, upon their appointment, incoming directors or senior officers of the Company or of a material operating subsidiary, with the approval of the Company's board of directors; (ii) transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor or the transferor's spouse or children; (iii) transfer upon bankruptcy to the trustee in bankruptcy; and (iv) pledges to a financial institution as collateral for a bona fide loan, provided that upon realization the securities remain in escrow. Tenders of the Escrowed Securities to a take-over bid would be permitted provided that, if the tenderer is a principal of the successor issuer upon completion of the take -over bid, securities received in exchange for tendered escrowed securities are substituted in escrow on the basis of the successor issuer's escrow classification.

During Fiscal 2002, 300,000 Common Shares, 43,500 Special Warrants and 13,636 Flow Through Special Warrants of the Company were released from escrow upon the Company reaching Tier 1 status:

Principal	Escrowed Securities Released during Fiscal 2002
Dennis Gorc	45,000 Common Shares
599143 B.C. Ltd.	255,000 Common Shares
599143 B.C. Ltd.	28,500 Special Warrants
Iain McLe an	13,636 Flow Through Special Warrants
516383 B.C. Ltd.	15,000 Special Warrants

No director, senior officer, relative or associate of such persons was indebted to the Company during Fiscal 2002 other than for travel expense advances in the normal course of business.

Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 17 hereof and filed as part of this Form 20-F Annual Report. These financial statements include the consolidated balance sheets of the Company as at August 31, 2002 and 2001 and statements of loss and cash flows for the period from commencement of operations on March 16, 2000 to August 31, 2000 and the two years ended August 31, 2002.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 13 to the accompanying consolidated financial statements.

Legal Proceedings

There are no pending or material proceedings to which the Company is or is likely to be a party or of which any of its properties is or is likely to be the subject. However, two of the Company's properties in South Africa are the subject of an appeal filed in due process by the Company with the Government of South Africa regarding the application and grant of prospecting permits.

In June of 2002, the Company acquired the right to purchase a 100% interest in the War Springs and Tweespalk properties located on the Northern Limb of the Bushveld Igneous Complex. Later, the Company applied to the South African Government for the grant of prospecting permits on these two properties. It was then found that the War Springs property was the subject of a recently granted prospecting permit to another company. On the Tweespalk property it was found that several other companies had filed prospecting permit applications in competition with the Company. Although these competing applications do not challenge the Company's title to the properties, under existing law they may prevent or delay the Company from obtaining its own prospecting permits. The Company's position is that its rights to War Springs and Tweespalk are valid, superior and enforceable. The Company has filed an appeal to the South African Government regarding the War Springs matter. At War Springs, the Company has demonstrated that the competing prospecting permit and application are invalid and has requested that it be terminated and that a permit be issued to the Company. The Company expects a ruling shortly. At Tweespalk the Company is simply awaiting a permit to be granted in the normal course of affairs.

Dividend Policy

The Company has not declared any dividends and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in it s operations and the expansion of its business.

Significant Changes

Since August 31, 2002, the following significant changes have occurred:

1. On September 9, 2002, the Company entered into an Option Agreement with Ledig Minerale Regte 909 JQ (Pty) Ltd. ("Ledig Minerale") whereby the Company may earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm Property located in the Western Bushveld area near Sun City, RSA, approximately 100 km northwest of Johannesburg. See "Item 4 - Information on the Company, Republic of South Africa Properties". As at February 28, 2003, the contingencies were not satisfied and the Ledig Agreement was terminated.

2. On November 26, 2002, the Company entered into a Share Subscription Agreement with Active Gold Group Ltd. ("Active Gold") pursuant to which the Company acquired 1,461,904 shares or 26% of Active Gold at a price of $0.10967 per share for a total subscription price of $160,327. Active Gold plans to acquire, explore and develop gold mineral resource properties principally in South Africa.

3. On November 27, 2002, the Company entered into a best efforts agency agreement with Pacific International Securities Inc. and Haywood Securities Inc. as co-lead agents for a private placement of up to 1,600,000 flow through units at $0.65 per flow through unit and 3,000,000 non-flow through units at $0.50 per unit. Each flow through unit consisted of one flow through Common Share and one non-flow through share purchase warrant. Each non-flow through share purchase warrant is exercisable into one additional non-flow through Common Share at $0.85 per share for a period of twelve months from closing. Each non-flow through unit consisted one Common Share and one half of a share purchase warrant. Each whole share purchase warrant is exercisable into one additional Common Share at $0.75 per share for a period of 24 months from closing. The Company closed this private placement on December 23, 2002, issuing 1,181,346 flow through units and 2,062,500 non-flow through units for gross proceeds of $1,799,125. A cash commission of $118,939 and 304,385 agent's warrants exercisable at $0.75 per share expiring December 23, 2004 was paid in connection with this brokered private placement.

4. On December 13, 2002, PTM-RSA entered into an option Agreement with Marthinus Johannes Erasmus, Casela Boerdery (EDMS) BPK and Limbson Properties CC to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa. See "Item 4 - Information on the Company, Republic of South Africa Properties".

5. On December 18, 2002, the Company closed a private placement for 1,000,000 Units at a price of $0.50 each. Each Unit consisted of one common share and one half of one share purchase warrant. Each full warrant may be exercised into one Common Share at a price of $0.75 per share.

ITEM 9 - THE OFFER AND LISTING

Offer and Listings Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the Exchange for each full quarterly period within the two most recent fiscal years ended August 31, 2002 and the current year to date period:

	CDN $	CDN $
Period	High	Low

Fiscal 2003
Second Quarter	$0.80	$0.46
First Quarter	$1.04	$0.42

Fiscal 2002
Fourth Quarter	$0.98	$0.43
Third Quarter	$0.65	$0.25
Second Quarter	$0.40	$0.25
First Quarter	$0.49	$0.21

Fiscal 2001
Fourth Quarter	$0.62	$0.36
Third Quarter	$0.73	$0.33
Second Quarter	n/a (1)	n/a (1)
First Quarter	n/a (1)	n/a (1)

(1) The Common Shares commenced trading on March 6, 2001.

The following table sets forth the high and low market prices of the Common Shares for the two most recent fiscal years ended A ugust 31, 2002:

	CDN $	CDN $
Period Ending Aug. 31	High	Low

2002	$0.98	$0.21
2001	$0.73	$0.33

The following table sets forth the high and low market prices for the most recent six months:

	CDN $	CDN $
Month	High	Low

February 2003	$0.79	$0.60
January 2003	$0.80	$0.61
December 2002	$0.75	$0.46
November 2002	$0.62	$0.49
October 2002	$0.69	$0.42
September 2002	$1.04	$0.56

The closing price of the Company's shares on March 11, 2003 was $0.55.

There have been no trading suspensions in the prior three years.

Plan of Distribution

Not applicable.

Markets

The Common Shares trade on the Exchange under the symbol "PTM".

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

Share Capital

The authorized capital of the Company consists of 1,000,000,000 Common Shares without par value, of which 27,140,767 Common Shares were issued and outstanding as at March 11, 2003. All of the issued Common Shares are fully paid. The Company does not own any Common Shares.

The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders. Each Share is equal to every other Share and all Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The holders of Shares are entitled to vote for each share held and are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Company Act.

Memorandum and Articles of Association

Objects and Purposes of the Company

The Memorandum of the Company places no restrictions upon the Company's objects and purposes.

Directors' Powers

Section 15.1 of the Articles of the Company (the "Articles") provides that a director who is in any way directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in the contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

Furthermore, Section 15.2 provides that a Director shall not vote in respect of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to:

(a) any such contract or transaction relating to a loan to the Company, which a Director or specified corporation or specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b) any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a Director is a director or officer;

(c) determining the remuneration of the Directors;

(d) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors under Section 128 of the Company Act; or

(e) the indemnification of any Director by the Company under Section 128 of the Company Act.

The exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

Section 16.6 of the Articles provides that the quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors in office or, if the number of Directors is fixed at one, shall be one Director.

Section 12.2 of the Articles provides that the remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall decide, by the members. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of the Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance. There are no restrictions in the Articles upon the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Section 8.1 of the Articles provides that the directors may from time to time on behalf of the Company:

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or other person; and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company (both present and future).

The borrowing powers of the directors set forth in the Articles can be varied by amending the Articles. Section 219 of the Company Act provides that a Company may alter its Articles by filing with the registrar of companies a certified copy of a special resolution altering the Articles. A special resolution is a resolution passed by a majority of not less than three quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company, or consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the company. Under the Company Act, an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

Qualifications of Directors

There is no provision in the Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 12.3 of the Articles provides that a director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director.

Section 114 of the Company Act provides that no person is qualified to act as a director if that person is:

(a)	under the age of 18 years;

(b)	found to be incapable of managing the person's own affairs by reason of mental infirmity;

(c)	a corporation;

(d)	an undischarged bankrupt;

(e)	unless the court orders otherwise, convicted of an offence in connection with the promotion, formation or manageme nt of a corporation, or involving fraud, unless 5 years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed by this paragraph ceases on a pardon being granted under the Criminal Records Act (Canada); or

(f)	in the case of a reporting company, a person whose registration in any capacity has been cancelled under

    (i) the Securities Act by either the British Columbia Securities Commission or the executive director, or

    (ii) the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar, unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders, or unless 5 years have elapsed since the cancellation of the registration.

Pursuant to Section 114(3) of the Company Act, every person who acts as a director of a company and who is not qualified to act as a director of the company because of section 114 (1) commits an offence.

Section 108 of the Company Act provides that every company must have at least one director, and a reporting company must have at least three directors. Section 109(1) states that the majority of the directors of every company must be persons ordinarily resident in Canada, while section 109(2) specifies that one director of every company must be ordinarily resident in British Columbia.

Section 13.8 of the Articles provides for the removal of a Director, which states that the office of Director shall be vacated if the Director:

(a)	resigns his office by notice in writing delivered to the registered office of the Company; or

(b)	is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

(c)	ceases to be qualified to act as a Director pursuant to the Company Act.

Section 13.9 of the Articles provides that the Company may by special resolution remove any Director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead.

Rights, Preference and Restrictions

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

To change the rights of holders of stock, where such rights are attached to an issued class or series of shares, section 226 of the Company Act requires the consent by a separate resolution of the holders of the class or series of shares, as the case may be, requiring a majority of 75% of the votes cast.

Annual General Meetings and Extraordinary General Meetings

The Company Act provides that the Company must hold an annual general meeting at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held. If the Company fails to hold an annual general meeting, the Supreme Court of British Columbia may, on the application of a shareholder of the Company, call or direct an annual general meeting. The Company must give to its members entitled to receive notice of a general meeting not less than 21 days' notice of any general meeting of the Company, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. The Company Act requires the directors of a reporting company to provide with notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with and conduct of the general meeting. Prior to each annual general meeting of its members the directors of the Company must place comparative financial statements, made up to a date not more than 6 months before the annual general meeting, the report of the auditor, and the report of the directors to the members.

The directors of the Company may, whenever they see fit, convene an extraordinary general meeting. One or more shareholders of the Company may also requisition an extraordinary general meeting so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an extraordinary general meeting. After receiving such requisition, the Company's directors must immediately give notice of the extraordinary general meeting which must be held within four months after the date of delivery of the requisition to the Company.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

No provision of the Company's Articles, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes to Capital

There are no conditions imp osed by the Company's memorandum and articles governing changes in the capital where such conditions are more stringent than is required by the law of British Columbia.

Material Contracts

The following material contracts have been entered into by the Company within the past two years, copies of which may be inspected between the hours of 10:00 am and 5:00 p.m. at the head office of the Company located at Suite 800, 409 Granville Street, Vancouver, British Columbia, V6C 1T2.

(a) Management Services Agreement dated February 27, 2001 between the Company and R. Michael Jones for management and administrative services. See "Item 6 - Directors, Senior Management and Employees" and "Item 7 - Major Shareholders and Related Party Transactions".

(b) Management Services Agreement dated February 27, 2001 between the Company and Dennis Gorc for geological and exploration management services. See "Item 6 - Directors, Senior Management and Employees" and "Item 7 -Major Shareholders and Related Party Transactions".

(c) Farm-In Agreement dated May 25, 2001 among Kaymin Resources Ltd., New Millennium Metals Corporation and Pacific North West Capital Corp. which sets out the definitive earn-in terms and legally binding obligations of the parties with respect to the Agnew Lake Property. See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

(d) Consulting agreement dated effective September 1, 2001 between the Company and Iain McLean, a director of Company, whereby Mr. McLean was paid a fee of $454 per day, based on a four-day work week, for identification of opportunities for the corporate growth, joint ventures or strategic relationships. The initial term of the McLean Agreement was three months and upon the expiration of the three months on November 30, 2001, the Company continued to use the consulting services of Mr. McLean on an as needed daily basis at the same rate two to four days per week until the McLean Agreement was terminated on December 31, 2001.

(e) Lease Agreement dated September 20, 2001 between the Company and Morguard Real Estate Investment Trust for the lease of office space located at Suite 800 - 409 Granville Street, Vancouver, BC.

(f) Option Agreement dated September 27, 2001 between the Company and Canplats Resources Corporation in respect of the Stucco Property. See "Item 4 - Information on the Company - East Lac Des Iles Project, Ontario".

(g) Memorandum of Understanding dated October 21, 2001 among New Millennium Metals Corporation, Pacific North West Capital Corp. and ProAm Explorations Corporation pursuant to which NMM and PFN were granted the sole exclusive right and option to earn a 100% interest in and to three claim blocks internal to the Agnew Lake Property. See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

(h) Letter agreement dated October 22, 2001 between New Millennium Metals Corporation and the Company which proposed the terms of the Amalgamation. See "The Amalgamation" on page 17.

(i) Loan Agreement dated November 7, 2001 between the Company and New Millennium Metals Corporation for a $100,000 loan to NMM. The successful completion of the Amalgamation made this loan irrelevant. See "The Amalgamation" on page 17.

(j) Amalgamation Agreement dated as of December 19, 2001 between the Company and New Millennium Metals Corp oration. See "The Amalgamation" on page 17.

(k) Consulting agreement dated February 22, 2002 between the Company and William Kizan for services, data and information relating to the LB Gold Property. In August of 2002, the Company elected not to proceed with exploration on the LB Property and the property was returned to the vendor. Acquisition and exploration costs totalling $39,661 were expensed by the Company in Fiscal 2002.

(l) Letter agreement dated March 14, 2002 between the Company and GeoActiv Dynamic Geological Services with respect to a potential sale and acquisition of a specific set of farms on the Bushveld Complex of South Africa.

(m) Option Agreement dated April 12, 2002, as amended August 14, 2002, between the Company and Wheaton River Minerals Ltd. whereby Wheaton River can earn up to a 25% interest in the Shelby Lake and Lac des Iles River Properties.

(n) Agency Agreement dated April 24, 2002 with Pacific International Securities Inc. as lead agent for a brokered private placement of up to 4,000,000 Common Shares at $0.25 per Common Share.

(o) Option agreement dated June 3, 2002, as amended July 3, 2002, between the Company and Rory Mitchell, Jeffrey Alexander Howard, James Robert Home Whitehouse and Christopher Andrew Whitehouse pursuant to which the Company was granted the right to earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg. The properties are comprised of the 2,396-hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited. See "Item 4 - Information on the Company, Republic of South Africa Properties".

(p) Option agreement dated September 9, 2002 between the Company and Ledig Minerale Regte 909 JQ (Pty) Ltd. ("Ledig Minerale") whereby the Company may earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm Property located in the Western Bushveld area near Sun City, RSA, approximately 100 km northwest of Johannesburg. See "Item 4 - Information on the Company, Republic of South Africa Properties". As at February 28, 2003, the contingencies were not satisfied and the Ledig Agreement was terminated.

(q) Letter Agreement dated October 17, 2002 between the Company and East West Resource Corporation amending the terms of the March 29, 2000 option agreement on the Pebble Property. See "Item 4 - Information on the Company, East Lac Des Iles Project, Ontario".

(r) Share Subscription Agreement dated November 26, 2002 between the Company and Active Gold Group Ltd. ("Active Gold") pursuant to which the Company acquired 1,461,904 shares or 26% of Active Gold at a price of $0.10967 per share for a total subscription price of $160,327. Active Gold plans to acquire, explore and develop gold mineral resource properties principally in South Africa.

(s) Agency agreement dated November 27, 2002 between the Company and Pacific International Securities Inc. and Haywood Securities Inc. as co-lead agents for a private placement of up to 1,600,000 flow through units at $0.65 per flow through unit and 3,000,000 non-flow through units at $0.50 per unit.

(t) Joint Venture Agreement dated August 15, 2002 between the Company and Africa Wide Mining (Pty) Ltd. ("Africa Wide"), a largely black-owned South African mining company, on the Tweespalk and War Springs Properties. See "Item 4 - Information on the Company, Republic of South Africa Properties".

(u) Option Agreement dated December 13, 2002 between PTM-RSA and Marthinus Johannes Erasmus, Casela Boerdery (EDMS) BPK and Limbson Properties CC to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa. See "Item 4 - Information on the Company, Republic of South Africa Properties".

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Common Shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Taxation" on page 133.

Except as provided in the Investment Canada Act (the "Act"), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

The following describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels of the business activity of which is related to Canada's cultural heritage or national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

1. an investment to establish a new Canadian business; and

2. an investme nt to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1. direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member country investor (the United States being a member of the WTO);

2. direct acquisitions of control of Canadian businesses with assets of $172,000,000 or more by a WTO investor;

3. indirect acquisitions of control of Canadian businesses with assets of $5 million or more is such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4. indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% or the total value of the assets of the entities, the control of which being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5. an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale for books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

An acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less t han one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

The Regulations under the Act specifies the remedies, offences and punishment applicable. Section 39 states that "When the Minister believes that a non-Canadian, contrary to this act (a) has failed to give notice; or (b) has implemented an investment which is prohibited", then the Minister may send a demand requiring the default to be remedied and if this demand is not complied with, the Minister may apply for a Court Order require divestiture or other remedies, as the circumstances require. Civil penalties apply for non-compliance with any provision, and criminal penalties may also apply.

Taxation

Canadian Federal Income Tax Consequences

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on a business in Canada (a "non-resident holder").

Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.

Dividends

Dividends paid on the Common Shares to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. Three-quarters of a capital gain (the "taxable capital gain") is included in income, and three-quarters of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Common Shares, subject to the relieving provisions of the Treaty described below. The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain "rollover" transactions. This would include transactions under Sections 85 and 87 of the ITA which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of Common Shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a) the value of the share s is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources. It is a question of fact as to whether the value of the Common Shares results principally from real property in Canada. Although a tax opinion on this matter has not been obtained, given the nature of the Company's business and its stage of development, we have concluded that the value of our shares would likely fall into this category;

(b) the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time; or

(c) the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where a non-res ident of Canada disposes of Common Share that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.

United States Federal Income Tax Consequences

The following is a discussion of all material United States Federal income tax consequences, under current law, that may be applicable to a U.S. Holder (as defined below) of Common Shares of the Registrant. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner; and (2) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of Common Shares of the Registrant who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Registrant are required to include in gross income for United States Federal income tax purposes the gross amo unt of such distributions to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares of the Registrant. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Registrant were to become a controlled foreign corporation. For the effect on the Registrant of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Registrant:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Registrant would be required to include in income for such year their allocable port ion of the Registrant's passive income which would have been treated as a dividend had that passive income actually been distributed. To the best knowledge of the Registrant, it is not and has never been a Foreign Personal Holding Company.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Registrant to be treated as ordinary income rather than capital gains. To the best knowledge of the Registrant, it is not and has never been a Foreign Investment Company.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder. The directors of the Registrant believe that the Company has and does qualify as a Passive Foreign Investment Company for U.S. shareholders.

Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Registrant is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Registrant no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by the Registrant.

A Non-electing U.S. Holder would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Registrant will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Registrant is a PFIC and the U.S. Holder holds shares of the Registrant) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special adverse rules will apply with respect to the Common Shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the

Registrant. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Registrant and the Registrant's earnings invested in "U.S. property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Registrant may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if the Registrant were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Registrant as if those shares had been sold.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The material contracts listed herein may be inspected between the hours of 10:00 a.m. and 5:00 p.m. at the head office of the Company located at Suite 800, 409 Granville Street, Vancouver, British Columbia.

Subsidiary Informa tion

The Company has a wholly owned subsidiary incorporated under the laws of The Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited ("PTM-RSA"). The registered and records offices of PTM-RSA are located at 4 th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, South Africa. The principal business address of PTM-RSA is Suite 800, 409 Granville Street, Vancouver, British Columbia V6C 1T2.

On November 26, 2002, the Company entered into Share Subscription Agreement with Active Gold Group Ltd. ("Active Gold") pursuant to which the Company acquired 1,461,904 shares or 26% of Active Gold at a price of $0.10967 per share for a total subscription price of $160,327. Active Gold was incorporated under the laws of Canada to acquire, explore and develop gold mineral resource properties principally in South Africa. The registered and records offices of Active Gold are located at Gowling Lafleur Henderson LLP, Barristers and Solicitors, Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1. The principal business address of Active Gold is Suite 800, 409 Granville Street, Vancouver, British Columbia V6C 1T2. The authorized share capital of Active Gold consists of an unlimited number of common shares.

Active Gold has one subsidiary, Active Gold Group (RSA) (Pty.) Limited, a company duly incorporated under the laws of The Republic of South Africa ("Active SA"), and Active SA is duly registered and licensed to carry on its business, as now carried or intended to be carried on, and to acquire, hold and dispose of property as may be required by the laws of The Republic of South Africa.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT M ARKET RISK

Not applicable.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 - M ATERIAL M ODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

PART III

ITEM 15 -CONTROLS AND PROCEDURES

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. The Company does not have an executive committee. All directors are elected for a one-year term. All officers serve at the pleasure of the Board.

The Company's Board of Directors has one committee, the Audit Committee. The members of the Audit Committee do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committee.

The Audit Committee, comprised of Barry Smee, Iain McLean and Douglas Hurst, has the responsibility of reviewing with the Company's Auditor all financial statements to be submitted to an annual general meeting of the shareholders of the Company, prior to their consideration by the Board of Directors. Section 187(1) of the Company Act requires the directors of a reporting company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the company or an affiliate of the company. Of the members of the audit committee, Barry Smee is Corporate Secretary and Director and Iain McLean and Douglas Hurst are independent directors.

On February 28, 2003, management concluded its evaluation of the effectiveness of our disclosure controls and procedures. As of that date, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company maintains effective disclosure controls and procedures relating to transactions, assets, liabilities, accounting and other records and public reporting and disclosure that ensure information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Specifically, the disclosure controls and procedures assure that information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation.

ITEM 16 - RESERVED

ITEM 17 - FINANCIAL STATEMENTS

PART IV

See the Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company are set forth in Note 13 to the accompanying Consolidated Financial Statements.

ITEM 18 - FINANCIAL STATEMENTS

 Not applicable.

  ITEM 19 - EXHIBITS

  (a) Financial Statements

1. The audited consolidated financial statements which include the consolidated balance sheets of the Company as at

August 31, 2002 and 2001 and statements of loss and cash flows for the period from commencement of operations on March 16, 2000 to August 31, 2000 and the years ended August 31, 2001 and 2002 with the notes thereto.

 (b) Exhibits

 1.1 Certificate of Incorporation, Name Changes and Articles/By -Laws of New Millennium Metals Corporation

 - Incorporated by Reference to Form 20-F 1999 Annual Report --

 1.2 Certificate of Incorporation, Certificate of Amalgamation, Name Changes and Articles/By-Laws of Platinum Group Metals Ltd.

- Incorporated by Reference to Form 20-F 2001 Annual Report --

  2. Instruments defining the rights of holders of equity or debt securities being registered: Not Applicable

 3. Voting Trust Agreements: Not Applicable

 4. Material Contracts:

 4.1 Option Agreement dated March 1, 1999 between Harvey Creek Gold Placers Ltd., Donald Hawke and Gregory Campbell pursuant to which the Company was granted the sole and exclusive right and option to acquire up to a 99% interest in and to the Agnew Lake Property located near Sudbury, Ontario. See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

-- Incorporated by Reference to Form 20-F 1999 Annual Report --

 4.2 Option Agreement dated March 27, 2000 as amended October 31, 2000, between Platinum Group Metals Ltd. and Canadian Golden Dragon Resources Corporation in respect of the South Legris Property. See "Item 4 - Information on the Company, Lac Des Iles Project, Ontario".

 -- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.3 Option Agreement dated March 29, 2000, amended October 31, 2000 and December 3, 2001, between Platinum Group Metals Ltd. and East West Resources Corporation in respect of the Pebble Property. See "Item 4 -Information on the Company, East Lac Des Iles Project, Ontario".

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.4 Option agreement dated effective May 5, 2000 among New Millennium Metals Corporation as the optionee and East West Resource Corp. and Maple Minerals Inc. as the optionors pursuant to which the Company was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Lac Des Iles River Property. See "Item 4

- Information on the Company, Lac Des Iles Project".

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.5 Option Agreement dated June 28, 2000, as amended July 26, 2000, between New Millennium Metals Corporation as the optionee and New Claymore Resources Ltd. as the optionor pursuant to which the Company was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Shelby Lake Property near Thunder Bay, Ontario. See "Item 4 - Information on the Company, Lac Des Iles Project".

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.6 Option Agreement dated August 15, 2000, as amended August 16, 2001, between New Millennium Metals Corporation and Pacific North West Capital Corp. pursuant to which PFN may acquire 50% of all of the Company's rights and interests in the Agnew Lake Property. See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.7 Heads of Agreement dated December 19, 2000 pursuant to which New Millennium Metals Corporation and Pacific North West Capital Corp. proposed to option a 65% interest in the Agnew Lake Property to Kaymin Resources Ltd. See "Item 4 - Information on the Company - The Agnew Lake Property, Ontario - Lac Des Iles Project".

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.8 Escrow Agreement dated February 14, 2001 between Platinum Group Metals Ltd., Pacific Corporate Trust Company and PTG's Principals. See "Item 7 - Major Shareholders and Related Party Transactions".

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.9 Management Services Agreement dated February 27, 2001 between Platinum Group Metals Ltd. and R. Michael Jones for management and administrative services. See "Item 6 - Directors, Senior Management and Employees" and "Item 7 - Major Shareholders and Related Party Transactions".

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.10 Management Services Agreement dated February 27, 2001 between Platinum Group Metals Ltd. and Dennis Gorc for geological and exploration management services. See "Item 6 - Directors, Senior Management and Employees" and "Item 7 - Major Shareholders and Related Party Transactions".

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.11 Farm-In Agreement dated May 25, 2001 among Kaymin Resources Ltd., New Millennium Metals Corporation and Pacific North West Capital Corp. which sets out the definitive earn-in terms and legally binding obligations of the parties with respect to the Agnew Lake Property. See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.12 LeaseAgreement dated September 20, 2001 between Platinum Group Metals Ltd. and Morguard Real EstateInvestment Trust for the lease of office space located at Suite 800 - 409 Granville Street, Vancouver, BC.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.13 Option Agreement dated September 27, 2001 between Platinum Group Metals Ltd. and Canplats Resources Corporation in respect of the Stucco Property. See "Item 4 - Information on the Company, East Lac Des Iles Project, Ontario".

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.14Memorandum of Understanding dated October 21, 2001 among New Millennium Metals Corporation, Pacific North West Capital Corp. and ProAm Explorations Corporation pursuant to which NMM and PFN were granted the sole exclusive right and option to earn a 100% interest in and to three claim blocks internal to the Agnew Lake Property. See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.15 Letter agreement dated October 22, 2001 between New Millennium Metals Corporation and Platinum Group Metals Ltd. which proposed the terms of the Amalgamation. See "The Amalgamation" on page 17.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.16 Amalgamation Agreement dated as of December 19, 2001 between Platinum Group Metals Ltd. and New Millennium Metals Corporation. See "The Amalgamation" on page 17.

 -- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.17 Letter agreement dated March 19, 2002 between Platinum Group Metals Ltd. and GeoActiv Dynamic Geological Services with respect to a potential sale and acquisition of a specific set of farms on the Bushveld Complex of South Africa.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.18 Option Agreement dated April 12, 2002, as amended August 14, 2002, between the Company and Wheaton River Minerals Ltd. whereby Wheaton River can earn up to a 25% interest in the Shelby Lake and Lac des Iles River Properties.

4.19 Agency Agreement dated April 24, 2002 with Pacific International Securities Inc. as lead agent for a brokered private placement of up to 4,000,000 Common Shares at $0.25 per Common Share.

4.20 Option agreement dated June 3, 2002, as amended July 3, 2002, between the Company and Rory Mitchell, Jeffrey Alexander Howard, James Robert Home Whitehouse and Christopher Andrew Whitehouse pursuant to which the Company was granted the right to earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg. The properties are comprised of the 2,396-hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited. See "Item 4 - Information on the Company, Republic of South Africa Properties".

4.21 Joint Venture Agreement dated August 15, 2002 between the Company and Africa Wide Mining (Pty) Ltd. ("Africa Wide"), a largely black-owned South African mining company, on the Tweespalk and War Springs Properties. See "Item 4 - Information on the Company, Republic of South Africa Properties".

4.22 Option agreement dated September 9, 2002 between the Company and Ledig Minerale Regte 909 JQ (Pty) Ltd. ("Ledig Minerale") whereby the Company may earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm Property located in the Western Bushveld area near Sun City, RSA, approximately 100 km northwest of Johannesburg. See "Item 4 - Information on the Company, Republic of South Africa Properties". As at February 28, 2003, the contingencies were not satisfied and the Ledig Agreement was terminated.

4.23 Letter Agreement dated October 17, 2002 between the Company and East West Resource Corporation amending the terms of the March 29, 2000 option agreement on the Pebble Property. See "Item 4 - Information on the Company, East Lac Des Iles Project, Ontario".

4.24 Share Subscription Agreement dated November 26, 2002 between the Company and Active Gold Group Ltd.  ("Active Gold") pursuant to which the Company acquired 1,461,904 shares or 26% of Active Gold at a price of $ 0.10967 per share for a total subscription price of $160,327. Active Gold plans to acquire, explore and develop gold mineral resource properties principally in South Africa. See "Organizational Structure" on page 28.

 4.25 Agency agreement dated November 27, 2002 between the Company and Pacific International Securities Inc. and Haywood Securities Inc. as co-lead agents for a private placement of up to 1,600,000 flow through units at $0.65 per flow through unit and 3,000,000 non-flow through units at $0.50 per unit.

 4.26 Option Agreement dated December 13, 2002 between the Company and Marthinus Johannes Erasmus, Casela Boerdery (EDMS) BPK and Limbson Properties CC to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa. See "Item 4 - Information on the Company, Republic of South Africa Properties".

 5. Foreign Patents: Not Applicable.

 6. Statement Explaining Calculation of Earnings Per Share Information: Not Included

 7. Statement Explaining Calculation of Ratio of Earning to Fixed Charges, Ratio of Combined Fixed Charges and Preferred Stock Dividends or any other Ratios: Not Included

 8. Diagram of Parent and Subsidiaries: Not Included.

9. Statement Regarding Financial Statements Filed in Registration Statements for Initial Public Offering of Securities: Not Applicable

 10. Other Exhibits. None

 99.1 Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE PAGE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PLATINUM GROUP METALS LTD.

(Registrant)

March 12, 2003	/s/ R. Michael Jones

Date	R. Michael Jones, President, CEO and Director

CERTIFICATION

I, R. Michael Jones, certify that:

1. I have reviewed this annual report on Form 20-F of Platinum Group Metals Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 12, 2003

PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones

_______________________
R. Michael Jones President, CEO and Director

CERTIFICATION

I, Frank R. Hallam, certify that:

1. I have reviewed this annual report on Form 20-F of Platinum Group Metals Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 12, 2003

PLATINUM GROUP METALS LTD.

/s/ Frank R. Hallam

_______________________
Frank R. Hallam CFO and Director

FINANCIAL STATEMENTS AND MATERIAL CONTRACTS HERE

CERTIFICATIONS PURSUANT TO

     18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES -OXLEY ACT OF 2002

In connection with the Annual Report of Platinum Group Metals Ltd. (the "Company") on Form 20-F for the fiscal year ended August 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 12, 2003

PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones

_______________________
R. Michael Jones

Chairman, President, CEO and Director

/s/ Frank R. Hallam

_______________________
Frank R. Hallam CFO and Director