Form 20-F
PLATINUM GROUP METALS LTD
filed 2004-03-15
CIK 1095052

United States Securities and Exchange Commission Washington, DC 20549
Form 20-F 2003 Annual Report
(Mark One)
Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934
Or
X	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended	August 31, 2003
Or
For the Transition Period From	To
Commission File Number:	0-30306

Platinum Group Metals Ltd.
(Exact Name of Registrant As Specified In Its Charter)
Not Applicable
(Translation of Registrant’s Name Into English)
British Columbia, Canada
(Jurisdiction of Incorporation or Organization)
Suite 800, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2
(Address of Principal Executive Offices)

Securities Registered or to be Registered Pursuant to Section 12 (b) of the Act.
Title of Each Class	Name on Each Exchange On Which Registered
None	N/A

Securities Registered or to be Registered Pursuant to Section 12(g) of the Act.
Common Shares Without Par Value
(Title of Class)
Securities For Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the Number of Outstanding Shares of Each of the Issuer’s Classes of Capital or Common Stock as of the close of the Period Covered by the Annual Report.
27,831,267 Common Shares

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

	Yes	X	No
Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.
	Item 17	X	Item 18
(Applicable Only to Issuers Involved in Bankruptcy Proceedings During the Past Five Years)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

Yes		No		Not Applicable	X

Table of Contents

Glossary 8

Glossary of Technical Terms 10

PART I. 13

Item 2 – Offer Statistics and Expected Timetable 13

Item 3 – Key Information 13
Selected Financial Data 13
Capitalization and Indebtedness 15
Reasons for the Offer and Use of Proceeds 15
Risk Factors 15

Item 4 – Information on the Company 20
The Amalgamation 21
History and Development of NMM 22
History and Development of PTG and the Company 27
Business Overview 33
Organizational Structure 33
Property, Plants and Equipment 33
Republic of South Africa Properties 34
Property Descriptions and Location 34
Accessibility, Climate, Local Resources, Infrastructure and Physiography 39
History 40
Geological Setting 41
Deposit Types 47
Mineralisation 48
Exploration 48
Drilling 49
Sampling Method and Approach 50
Sample Preparation, Analyses and Security 50
Data Verification 50
Mineral Resource and Mineral Reserve Estimates 50
Recommendations 51
The Agnew Lake Property, Ontario 52
Property Description and Acquisition 52
Location and Description 56
Accessibility, Climate, Local Resources, Infrastructure and Physiography 61
History 61
Geological Setting and Mineralization 63
Recent and On-going Exploration 66
Drilling 68
Sampling and Analysis 79
Sample Preparation, Analyses and Security 80
Exploration and Development 80
Lac Des Iles Project, Thunder Bay Area, Ontario 82
Location, Description and Acquisition 82
Infrastructure and Physiography 86
Exploration History 87

Geological Setting 88
Deposit Models 89
Exploration and Mineralization on the Lac Des Iles Project 90
Diamond Drilling – Lac Des Iles River, Shelby Lake and South Legris Properties 95
Sampling Methodology and Data Verification 107
Sample Preparation and Security 108
Data Verification and Analytical Quality Control Procedures 109
Recommendations 111
East Lac Des Iles Project, Ontario 111
Lakemount Property, Ontario 112

Item 5 – Operating and Financial Review and Prospects 112
Critical Accounting Policies 112
Overview 113
Operating Results 114
Liquidity and Capital Resources 115
Research and Development, Patents and Licences, etc. 116
Trend Information 116
Off-Balance Sheet Arrangements 116
Tabular Disclosure of Contractual Obligations 116

Item 6 – Directors, Senior Management and Employees 117
Directors and Senior Management 117
Compensation 120
Board Practices 121
Employees 121
Share Ownership 121

Item 7 – Major Shareholders and Related Party Transactions 123
Major Shareholders 123
Related Party Transactions 124
Interests of Experts and Counsel 126

Item 8 – Financial Information 127
Consolidated Financial Statements and Other Financial Information 127
Legal Proceedings 127
Dividend Policy 127
Significant Changes 127

Item 9 – The Offer and Listing 128
Offer and Listings Details 128
Plan of Distribution 129
Markets 129
Selling Shareholders 129
Dilution 129
Expenses of the Issue 129

Item 10 – Additional Information 129
Share Capital 129
Memorandum and Articles of Association 129
Material Contracts 133
Exchange Controls 134
Taxation 136
Canadian Federal Income Tax Consequences 136
Dividends 136
Capital Gains 136

United States Federal Income Tax Consequences 137
U.S. Holders 138
Distributions on Common Shares of the Registrant 138
Foreign Tax Credit 138
Disposition of Common Shares of the Registrant 139
Other Considerations for U.S. Holders 139
Foreign Personal Holding Company 139
Foreign Investment Company 139
Passive Foreign Investment Company 139
Controlled Foreign Corporation Status 142
Elimination of Overlap Between Subpart F Rules and PFIC Provisions 142
Dividends and Paying Agents 142
Statement by Experts 143
Documents on Display 143
Subsidiary Information 143

PART II 143

Item 13 – Defaults, Dividend Arrearages and Delinquencies 143

PART III 143

Item 15 –Controls and Procedures 143

Item 16 – Reserved 144

Item 16A – Audit Committee Financial Expert 144

Item 16B – Code of Ethics 144

Item 16C – Principal Accountant Fees and Services 144

PART IV 145

Item 17 – Financial Statements 145

Item 18 – Financial Statements 145

Item 19 – Exhibits 145

SIGNATURE PAGE 149

The information contained in this Annual Report is current at February 27, 2004 except where a different date is specified.

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company are set forth in Note 14 to the accompanying Consolidated Financial Statements of Platinum Group Metals Ltd.

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

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s exploration, operations, planned acquisitions and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

  results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

  mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

  the potential for delays in exploration activities or the completion of feasibility studies;

  risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;

  risks related to commodity price fluctuations;

  the uncertainty of profitability based upon the Company’s history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  political and regulatory risks associated with mining and exploration; and

  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described further in this document under the headings “Risk Factors”, “History and Development of the Company”, “Business Overview”, “Property, Plants and Equipment” and “Operating and Financial Review and Prospects.”  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Glossary

Except as otherwise identified, the following terms, when used herein, shall have the following meanings:

“Amalco” refers to the company formed by the amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation called “Platinum Group Metals Ltd.”.

“Amalgamation” refers to the amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation under the Company Act (British Columbia).

“Amalgamation Date” is February 18, 2002, the date shown on the certificate of amalgamation issued by the Registrar of Companies under the Company Act.

"Commission" refers to the British Columbia Securities Commission.

"Common Shares" refers to the common shares in the capital of the Company.

"Company" refers to Platinum Group Metals Ltd.

“Company Act” refers to the Company Act (British Columbia).

"Exchange" refers to the TSX Venture Exchange or its predecessors, the Canadian Venture Exchange or the Vancouver Stock Exchange, as applicable.

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

“hectare” is an area totaling 10,000 square metres or 100 metres by 100 metres.

“km” is an abbreviation for kilometre.

"m" refers to metres.

“NMM” refers to New Millennium Metals Corporation, a company incorporated under the laws of the Province of British Columbia on March 11, 1998 under the name “Harvey Creek Gold Placers Ltd.”.  Pursuant to an order by the Supreme Court of British Columbia, a new company under the name “Platinum Group Metals Ltd.” was formed on February 18, 2002 to facilitate the amalgamation of New Millennium Metals Corporation and Platinum Group Metals Ltd.

“NSR” is an abbreviation for net smelter royalty.

“PTG” refers to Platinum Group Metals Ltd., the company incorporated under the laws of the Province of British Columbia on January 10, 2000 as 599141 B.C. Ltd.  Pursuant to an order by the Supreme Court of British Columbia, a new company under the name “Platinum Group Metals Ltd.” was formed on February 18, 2002 to facilitate the amalgamation of New Millennium Metals Corporation and Platinum Group Metals Ltd.

“PTM-RSA” refers to the Company’s wholly owned subsidiary incorporated under the laws of the Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited.

“Registrant” refers to Platinum Group Metals Ltd., the company formed by the amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation under the Company Act (British Columbia).

“RSA” is an abbreviation for Republic of South Africa.

"special warrants" are issued for cash consideration by a company under a prospectus exemption.  They entitle the holder to acquire common shares or units consisting of common shares and share purchase warrants upon the conversion of the special warrant.  No additional consideration is payable by the warrant holders on the conversion of the special warrant.  The special warrants are converted on or immediately after the effective date of a prospectus, which qualifies the issuance of the shares (and any share purchase warrants) on the conversion of the special warrants.

“ZAR” is an abbreviation for South African Rand.

Glossary of Technical Terms

“AEM” is an abbreviation for airborne electromagnetic.

"Ag" refers to silver.

“anomalous” refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.

“anomaly” refers to the geographical area corresponding to anomalous geochemical or geophysical values.

“anorthosite” is a rock comprised of largely feldspar minerals and minor mafic iron-magnesium minerals.

"As" refers to arsenic.

“assay” is an analysis to determine the quantity of one or more elemental components.

"Au" refers to gold.

“BIC” is an abbreviation for the Bushveld Igneous Complex in South Africa, the source of most of the world’s platinum and is a significant producer of palladium and other platinum group metals (PGM’s) as well as chrome.

“breccia” is a rock type with angular fragments of one composition surrounded by rock of another composition or texture.

"bulk placer sampling" (in the context of placer properties) refers to the process of obtaining individual gravel samples in the order of 5 to 15 cubic yards using an excavating machine and running the samples through a concentrating device to measure the placer gold content per cubic yard.

“chalcopyrite” is a copper sulfide mineral.

“channel sample” is a surface sample which has been collected by continuous sampling across a measured interval, and is considered to be representative of the area sampled.

“chargeability” is a measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals but not all chargeability features are caused by such sulfides.

"cm" refers to centimetres.

"Cu" refers to copper.

“early-stage exploration property” refers to a property which has been subjected to a limited amount of physical testing and systematic exploration work with no known extensive zone of mineralization.

“EM” is an abbreviation for electromagnetic.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves) which are not in either the development or production stage.

“fault” is a fracture in a rock across which there has been displacement.

“fracture” is a break in a rock, usually along flat surfaces.

“gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

“gossanous” refers to a rock outcrop that is strongly stained by iron oxides.

“grab sample” is a sample of selected rock chips collected from within a restricted area of interest.

“grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (ie, Cu, Zu, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

"g/t" refers to grams per tonne.

“highly anomalous” is an anomaly, which is in approximately the 90th percentile of the sample or measurement population.

"ICP" refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

“intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

"IP survey" refers to induced polarization survey, a geophysical method of exploring an area in which physical properties relating to geology are used.

"lode mining" refers to mining in solid rock.

“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

“magmatic” means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth’s crust.

“mid-stage exploration property” is one hosting a known zone of mineralization, which has been subjected to a limited amount of physical testing and systematic exploration work.

“mineralization” refers to minerals of value occurring in rocks.

"Mo" refers to molybdenum, a hard, silver-white metal.

“Ni” is an abbreviation for nickel.

“outcrop” refers to an exposure of rock at the earth’s surface.

“overburden” is any material covering or obscuring rocks from view.

"Pd" refers to palladium.

"PGM" refers to platinum group metals, ie. platinum and palladium.

"PGE" refers to mineralization containing platinum group elements, ie. platinum and palladium.

"placer mining" is the mining of unconsolidated material, which overlies solid rock (bedrock).

“ppb” refers to parts per billion.

"ppm" refers to parts per million.

"Pt” refers to platinum.

“pyrite” is an iron sulfide mineral.

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

“quartz” is a common rock-forming mineral (SiO2)

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

“ultramafic” refers to refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in color and have relatively high specific gravities.

“VLF” means very low frequency.

Part I

Item 1 – Identity of Directors, Senior Management and Advisers

See “Item 6 – Directors, Senior Management and Employees”.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

Selected Financial Data

Selected financial data of the Company for the fiscal years ended August 31, 2003, 2002 and 2001 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP as indicated in their independent auditors’ report which is included elsewhere in this Annual Report.  The selected financial data set forth for the period from commencement of operations on March 16, 2000 to August 31, 2000 are derived from the Company's audited consolidated financial statements for such period which are not included herein.

The selected financial data should be read in conjunction with the financial statements and notes thereto as well as the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects.”

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Summary of Financial Data

The financial statements of the Company and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").  The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of the Company’s financial position, loss or cash flows are set forth in Note 14 to the accompanying Consolidated Financial Statements of the Company.

SELECTED FINANCIAL DATA

(CDN$)

	Year Ended August 31, 2003	Year Ended August 31, 2002	Year Ended August 31, 2001	March 16, 2000 to August 31, 2000
Revenues	nil	nil	nil	nil
Working Capital	984,333	1,284,919	1,526,798	154,508

Net Loss
Under Canadian GAAP:	1,748,993	1,501,620	482,687	39,956
Under U.S. GAAP:	2,580,499	2,466,754	960,202	270,435
Loss Per Share
Under Canadian GAAP:	0.07	0.10	0.09	0.03
Under U.S. GAAP:	0.10	0.17	0.17	0.60
Dividends per Share
Under Canadian GAAP:	nil	nil	nil	nil
Under U.S. GAAP:	nil	nil	nil	nil
Total Assets
Under Canadian GAAP:	5,086,421	4,373,047	2,762,964	657,284
Under U.S. GAAP:	3,173,662	3,316,066	2,056,220	426,805
Long Term Liabilities
Under Canadian GAAP:	359,000	431,400	310,000	nil
Under U.S. GAAP:	nil	60,000	nil	nil
Mineral Properties (included in Total Assets)
Under Canadian GAAP:	3,891,653	2,951,089	1,067,357	419,370
Under U.S. GAAP:	1,912,894	1,894,108	360,613	188,891
Shareholder’s Equity
Under Canadian GAAP:	4,557,873	3,830,219	2,302,410	590,044
Under U.S. GAAP:	2,964,127	3,144,638	1,905,666	359,565

Share Capital

Under Canadian GAAP:	9,005,078	6,430,482	3,132,453	89,000
Under U.S. GAAP:	9,005,078	6,430,482	3,132,453	89,000

Number of Securities (1)	27,831,267	22,225,632	9,790,482	1,395,001

Notes:

(1)

There are 32,116,208 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

Foreign Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.  The following tables set forth, for the five most recent financial years, (i) the average rate (the “Average Rate”) of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The Average Rate is set out for each of the periods indicated in the table below.

Year Ended December 31
2003	2002	2001	2000	1999
US$0.7186	US$0.6368	US$0.6368	US$0.6442	US$0.6725

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
September 2003	US$0.7424	US$0.7207
October 2003	US$0.7667	US$0.7418
November 2003	US$0.7692	US$0.7484
December 2003	US$0.7738	US$0.7460
January 2004	US$0.7880	US$0.7496
February 2004	US$0.7629	US$0.7439

On February 27, 2004, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the “Exchange Rate”) was Cdn$1.00  = US$0.7459.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s business is subject to exploration and development risks.

All of the Company’s properties are in the exploration stage of development and no known reserves or resources have been discovered on such properties.  There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed.  Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The Company’s business may be affected by political and economic instability in South Africa.

The Company’s activities in South Africa are subject to risks common to operations in the mining industry in general, as well as the political and economic uncertainties of operating in South Africa.  South Africa has recently undergone significant change in its government since the free elections in 1994.  At present, Mining Legislation in South Africa is undergoing change.  A new Mineral Bill and Charter were published in 2002 and it is expected that this legislation will be promulgated in 2004.  The regulation and operation of these new laws is uncertain.  Over time, a target of 26% ownership in the mineral industry by “Historically Disadvantaged Persons” has been set out in the Mining Charter, but the mechanisms to effect this objective remain unclear.  Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company.  The Company’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.  The Company’s operations and exploration activities in South Africa are subject to South African federal and provincial laws and regulations governing protection of the environment.  These laws are continually changing and, as a general matter, are becoming more restrictive.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the South African Rand.

The Company may be adversely or favorably affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  Several of the Company’s options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand to be made over the next three years.  Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand.  Thus fluctuations in the exchange rate between the Canadian dollar and the South African Rand may have an adverse or favorable affect on the Company.

The Company’s properties are subject to title risks.

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing.  However, the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties.

The Company’s properties may also be subject to aboriginal rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company and the directors and officers of the Company may be limited due to the fact that the Company and a majority of these persons reside outside of the United States and, in respect of the directors and officers, their assets are located outside the United States.  There is uncertainty as to whether Canadian courts would:  (i) enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.  In Canada, civil rights are within the legislative jurisdiction of the Provinces and Territories.  The Province of British Columbia, in which the Company and all of its directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

The Common Shares may be subject to the U.S. "Penny Stock" rules.

The Company's Common Shares are "penny stock" as defined by the Securities and Exchange Commission; this status might affect the trading market for the Common Shares.  Penny stocks are generally equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Common Shares, which are considered "penny stock,” and therefore make it more difficult to sell those shares.

Metal prices affect the success of the Company’s business.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

The Company will need additional financing.

At August 31, 2003, the Company had working capital of $984,333.  The Company has limited financial resources, has no source of operating cash flow, and has no assurance that additional funding will be available to it for further exploration and development of its properties beyond its current programs.  In the past, the Company has relied on sales of equity securities to meet its cash requirements.  There can be no assurance that future operations will provide cash flow sufficient to satisfy operational requirements and cash commitments.

Subsequent to August 31, 2003, the Company closed a financing for $2,040,000 and received approximately $1,400,000 from the exercise of stock options and warrants.  See “Significant Changes”.  The Company believes that these funds will be sufficient to cover general and administrative costs and fund its obligations and proposed exploration programs on its properties to the end of calendar 2004.  Should additional properties be acquired or programs be undertaken, the Company will require additional funding.  The exploration and development of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any required financing now or in the future.  Failure to obtain additional financing on a timely basis could result in delay or indefinite postponement of further exploration and development of its mineral properties, with the possible loss of such properties, or the inability to acquire any additional properties.

The Company’s operations are subject to environmental and government regulation.

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

The Company has a history of losses

The Company has a history of losses including net losses of $1,748,993 in the year ended August 31, 2003; $1,501,620 in the year ended August 31, 2002 and $482,687 in the year ended August 31, 2001.  At August 31, 2003, the Company had an accumulated deficit of $4,489,256.  The Company anticipates that it will continue to incur losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis.

The Company has a lack of cash flow, which may affect its ability to continue as a going concern.

The Company is an exploration company with a history of losses and no history of revenues from its operations.  None of the Company’s properties are in production or expected to be developed in the near future, if at all.  During the year ended August 31, 2003, the Company had a loss of $1,748,993 and used $679,810 in cash for operating activities and $1,782,903 in cash for investing activities.  Historically, the only source of funds available to the Company has been through the sale of its equity shares.

The auditors’ report on the Company’s August 31, 2003 annual consolidated financial statements includes additional comments which indicate that the financial statements are affected by conditions and events that cast doubt on the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The continuing operations of the Company and the recoverability of the amounts capitalized for mineral properties in the Company’s consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon the Company’s ability to obtain the necessary financing to meet its liabilities and commitments as they become payable, to complete exploration and development of its properties and to successfully place one or more of its properties into commercial production.  There can be no assurance given that additional funds will be available to the Company in the future or available on favorable terms to the Company.

The Company is required to contribute its share of exploration costs to maintain its interests in certain properties

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss or dilution of its rights to acquire interests in the properties subject to such agreements.

None of the Company’s properties contain any known reserves.

All of the Company’s properties are in the exploration stage meaning that the Company has not determined whether any such property contains mineral reserves that are economically recoverable.  Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized in its Canadian GAAP financial statements, which at August 31, 2003 totaled $3,891,653.

The Company depends on its key management employees.

The nature of the Company’s business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel.  The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its key management figures:  R. Michael Jones, Chairman, President, CEO and Director of the Company; Frank R. Hallam, Chief Financial Officer and Director of the Company, Dennis Gorc, Manager of Research and Project Acquisitions for the Company and John Gould, Managing Director PTM-RSA.  The loss of any of the key management figures could have a material adverse effect on the Company.  With the exception of Frank Hallam and John Gould, the Company has entered into management contracts with the named directors, officers and employees.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.  The Company does not maintain key man insurance on any of its management.

The Company’s directors may be associated with other mineral resource companies.

Certain officers and directors of the Company may become associated with other natural resource companies that acquire interests in mineral properties.  Douglas J. Hurst, Director of the Company, is a director of International Wayside Gold Mines Ltd., a public company with gold properties near Wells, British Columbia.  R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company is also a director of Radar Acquisitions Corp., a public company with a coal and heavy mineral project in Colorado, and MAG Silver Corp., a public company with silver properties in Mexico.  Frank Hallam, Chief Financial Officer and Director of the Company, is also an officer of MAG Silver Corp. and a director of Sydney Resource Corporation, a company which, prior to Mr. Hallam’s appointment, acquired the Simlock Creek Property from the Company in December 2003.  Any conflicts, which may arise, will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The Company has outstanding options and warrants which, if exercised, could cause dilution to existing shareholders.

At February 27, 2004, the Company had 2,070,000 options issued and outstanding with a weighted average exercise price of $0.54 per share and 2,514,324 warrants issued and outstanding with a weighted average exercise price of $0.92 per share.  Options and warrants are likely to be exercised when the market price of the Common Shares exceeds the exercise price of such options or warrants.  The exercise of such options or warrants and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

The Company does not expect to pay dividends.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Common Shares are entitled to an equal share of any dividends declared and paid.

Item 4 – Information on the Company

Introduction

The head office of the Company is located at Suite 800 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2, telephone (604) 899-5450.  The address for service and the registered and records office is Gowlings Lafleur Henderson, LLP, Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1.  The Company’s website is www.platinumgroupmetals.net.  It is a reporting issuer in British Columbia, Alberta and Quebec and currently trades on the Exchange under the symbol “PTM”.

The Amalgamation

On October 22, 2001, NMM entered into a letter agreement with PTG proposing the terms of an amalgamation pursuant to the provisions of the Company Act for the purposes of forming one company, Amalco, under the name “Platinum Group Metals Ltd.”  NMM and PTG had both been working independently in the Lac des Iles-Thunder Bay and Sudbury, Ontario areas for the previous two years and both parties recognized the synergy between them and the added value offered by the Amalgamation.  An Amalgamation Agreement dated December 19, 2001 was entered into between the parties, which formalized the terms of Amalgamation.

The Boards of Directors of PTG and NMM, respectively, concluded that it would be in the best interests of the amalgamating companies and their respective shareholders to bring together into a single public company the mineral property interests held separately by PTG and NMM with a view to achieving certain benefits, which included the following:

(a)

Consolidating the property interests of PTG and NMM in Ontario, which would facilitate the financing required for the exploration and development of Amalco’s properties.

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

The business combination was accounted for as a purchase transaction, with PTG as the acquirer and NMM as the acquiree.  The consideration tendered by PTG in the share exchange was valued at $1,541,710 including $231,325 in transaction costs.  Amalco’s financial year-end is August 31.

History and Development of NMM

NMM was a mineral exploration company engaged in the acquisition and exploration of mineral properties.  NMM had a history of losses and no revenues from operations.

In 1983, NMM acquired several placer claims located on Harvey's Creek, located approximately 100 air-kilometres (60 miles) north-northwest of the City of Williams Lake in the Cariboo Mining Division of British Columbia.  Placer gold refers to gold found in gravel and other materials overlying solid rock, as opposed to lode gold, which is found in solid rock.  Placer claims are mining claims located in areas (also called "placer areas"), which have the potential to contain economic quantities of gold and other commodities in the gravel and other materials overlying solid rock.  These claims were acquired from the four founding shareholders of NMM, two of whom remained as Directors of NMM, in exchange for 750,000 common shares of NMM (equivalent to 454,545 Common Shares).

During the course of placer gold exploration by NMM, it was determined that the most likely source for the placer gold which had been deposited in the gravels of Harvey's Creek was a gold rich strata (rock unit) cross cutting a branch of the Harvey's Creek.  This branch creek, which forms part of the drainage basin, is Simlock Creek.  As a result of this determination, NMM undertook an extensive lode mineral claim-staking program, which resulted in NMM's acquisition of all 21 of the mineral claims currently comprising the Simlock Creek Property.

Between 1983 and 1989, NMM carried out all onsite staking, prospecting and most exploration work on the Simlock Creek Property.  During 1983, 1984 and 1985 most of the work related to prospecting and staking.  A geophysical survey which measured the magnetism of the Simlock Creek Property was completed and various helicopter access pads were constructed.  During this period, exploration emphasis was on placer gold.  Based on results from previous placer sampling work, a bulk placer-sampling program was undertaken in 1986, 1987 and 1988.  At the same time an extensive soil-sampling program was paid for by Logan Mines Limited pursuant to an option agreement with NMM, which has since expired.  NMM hired several workers and purchased equipment to carry out its work.

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

After 1989, NMM continued the search for the primary lode gold deposit at Simlock Creek.  NMM bore the costs of several soil sampling programs and by 1992 a substantial area of high gold values had been delineated at Simlock Creek.  Since NMM was a private company with very limited funds and had no access to public markets at the time, it was required to option the Simlock Creek Property in order to advance the project.  In 1993 Northern Dynasty Minerals Inc. ("Northern Dynasty") of Vancouver, British Columbia optioned the Simlock Creek Property.  For the next two years, NMM stood by while Northern Dynasty carried out a small amount of exploration work at Simlock Creek.  Except for management's efforts to maintain books and records and to retain title to the Simlock Creek Property, NMM was inactive between 1993 and 1996.  Northern Dynasty carried out and paid for fill in and check soil sampling programs, soil profiling and the completion of one excavator trench approximately 70 metres in length.  After failing to identify a bedrock source, Northern Dynasty elected not to complete the exercise of the option.  After the Simlock Creek Property reverted to NMM again in 1996, Management of NMM made a decision to go public in order to raise the capital required to explore the area of high gold values in soils, which had been previously delineated at Simlock Creek.

During the 1997 field season, 627.3 metres (2,070 feet) of new access road were constructed by NMM on the Simlock Creek Property.  This new access road ended at the edge of the area of high gold values in soils, which NMM intended to explore for lode gold deposits.

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

The trenching program was designed to investigate areas immediately up-slope from high gold values in soil.  A total of 10 cross-trenches delineated a south-southeast trending zone of multiple quartz veins and silicified phyllitic wallrock over a length of approximately 450 metres.  This zone is open in both directions.  Mechanical trenches were dug at 50-meter (165-foot) intervals across the south-southeast trending zone of multiple quartz veins.  Within the trenches, samples were taken across widths ranging from 5 cm (2 inches) to 100 cm (39 inches) depending upon the nature of material being sampled.  Significant gold values were detected in quartz vein material, including an assay of 2.286 oz./ton gold across a five-foot width of vein.  The main objective of surface exploration is to delineate targets, which can be explored at depth using drilling techniques in order to measure the tonnage and average grade of the potential mineralized body or bodies.  Information from drilling can also aid in determining whether or not the deposit can be mined and processed at a profit.  Other techniques such as bulk sampling may be employed to assist in making this determination.

Pursuant to an option agreement dated March 1, 1999 the ("Agnew Agreement") between Harvey Creek Gold Placers Ltd., Donald Hawke and Gregory Campbell (collectively, the "Agnew Optionors"), NMM was granted the sole and exclusive right and option to acquire up to a 99% interest in and to the Agnew Lake Property.  The Agnew Lake Property initially comprised of 201 mineral claims totalling 3,216 hectares overlays a mafic intrusion which has characteristics favourable for the concentration of PGM mineralization located near Sudbury, Ontario.  Subsequent to the execution of the Agnew Agreement, NMM staked an additional 16 claims totalling 2,760 hectares on March 5, 1999, which are subject to the terms of the Agnew Agreement.  See "Item 4 – Information on the Company, The Agnew Lake Property, Ontario".  On March 1, 2004, the Company notified the Agnew Optionors that it had completed its obligations under the Agnew Agreement and had vested its 99% interest in the Agnew Lake Property.

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

Pursuant to an option agreement dated effective February 7, 2000, as amended June 24, 2002, among NMM as the optionee and Don Leishman, Kenneth Fenwick and Don Chorkawy as the optionors, NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman Property.  The Taman Property is comprised of 12 claim blocks covering a total of approximately 2,272 hectares (5,609 acres) approximately 80 km north-northeast of Thunder Bay, Ontario and 20 km west of North American Palladium’s Lac Des Iles Pd-Pt Mine.

Pursuant to an option agreement dated effective February 7, 2000, as amended June 24, 2002, among NMM as the optionee and Don Leishman, Kenneth Fenwick, Stephen Stares and Michael Stares as the optionors, NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman East Property.  The Taman East Property is comprised of 6 claim blocks covering a total of approximately 1,280 hectares (3,160 acres) approximately 80 km north-northeast of Thunder Bay, Ontario and 15 km west of North American Palladium’s Lac Des Iles Pd-Pt Mine. The Taman East Property has been returned to the project vendors and exploration/acquisition costs will be expensed in the current fiscal year.

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

On March 20, 2000, NMM acquired a 100% interest in the Senga Property by staking 17 claim blocks encompassing a total of 3,744 hectares (9,243 acres) located approximately 85 km north-northeast of Thunder Bay, Ontario and 20 km west of North American Palladium’s Lac Des Iles Pd-Pt Mine.

On March 20, 2000, NMM acquired a 100% interest in the Tib Property by staking 12 claim blocks encompassing a total of 2,640 hectares (6,518 acres) located approximately 100 km north-northeast of Thunder Bay, Ontario and 20 km west of North American Palladium’s Lac Des Iles Pd-Pt Mine.  The Tib Property has been dropped as of August 31, 2003, resulting in a write-off of cumulative costs to date of $29,726.

Pursuant to an option and joint venture agreement dated effective March 29, 2000 between NMM as the optionee and Fort Knox Gold Resources Inc. as the optionor (“Fort Knox”), NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Dog River Property.  The Dog River Property consists of 9 claim blocks located approximately 96 km northwest of Thunder Bay, Ontario and about 18 km west of the Lac Des Iles Pt-Pd Mine.  The Dog River Property is subject to an underlying agreement between Fort Knox and Kenneth Fenwick pursuant to which Mr. Fenwick was granted a 2.5% net smelter return royalty.  In 2002, the Company, Fort Knox and Mr. Fenwick revised the Dog River Agreement whereby Fort Knox agreed, at no cost, to abandon any and all interest in the Dog River Property in favour of Mr. Fenwick subject to an option agreement being completed between the Company and Mr. Fenwick.  Pursuant to the terms of the amending agreement dated February 20, 2002 between the Company and Mr. Fenwick, the Company was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Dog River Property by making cash payments totaling $35,000 and issuing 60,000 Common Shares to Mr. Fenwick.  As of May 5, 2003, the Company made its final payment to Mr. Fenwick and now holds a 100% interest in the Dog River Property.

Pursuant to an option agreement dated April 6, 2000 and effective June 14, 2000 between NMM as the optionee and Canadian Golden Dragon Resources Ltd. as the optionor (“CGD”), NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Ottertooth Property.  The Ottertooth Property was comprised of 35 contiguous claim blocks covering a total of approximately 7,968 hectares (19,672 acres) located approximately 50 km of Armstrong, Ontario and 170 km north of Thunder Bay, Ontario.  The Ottertooth Property was returned to the vendor in May of 2002 after initial geological investigations failed to detect mineralization of potential economic significance on the property.  Acquisition and exploration costs of $180,581 were expensed by the Company in Fiscal 2002.

Pursuant to an option agreement dated effective April 20, 2000 among NMM as the optionee and Don Leishman, Kenneth Fenwick and Ron Tweedie as the optionors, NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Milford Bullseye Property.  The Milford Bullseye Property is comprised of 4 contiguous claim blocks covering a total of approximately 832 hectares (2,054 acres) located approximately 90 km north-northeast of Thunder Bay, Ontario and 12 km west of North American Palladium’s Lac Des Iles Pd-Pt Mine.  The Milford Bullseye Property was returned to the optionors effective April 12, 2002 after initial geological investigation failed to located mineralization with economic potential.  Exploration and acquisition costs totaling $41,245 were expensed by the Company in Fiscal 2002.

Pursuant to an option agreement dated effective May 2, 2000 between NMM as the optionee and Ted Aho as optionor, NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Buck East Property.  The Buck East Property is comprised of 3 contiguous claim blocks covering a total of approximately 624 hectares (1,541 acres) located approximately 85 km north-northeast of Thunder Bay, Ontario and 20 km west of North American Palladium’s Lac Des Iles Pd-Pt Mine complex.  The Buck East Property was returned to the optionor effective April 15, 2002 after initial geological investigations failed to locate any mineralization of potential economic interest.  Exploration and acquisition costs totaling $59,951 were expensed by the Company in Fiscal 2002.

Pursuant to an option agreement dated effective May 5, 2000 between NMM as the optionee and East West Resource Corp. and Maple Minerals Inc. as the optionors, NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Lac Des Iles River Property.  The Lac Des Iles River Property is comprised of 16 contiguous claim blocks covering a total of approximately 2,880 hectares (7,110 acres) located approximately 80 km north-northeast of Thunder Bay, Ontario and 20 km southwest of North American Palladium’s Lac Des Iles Pd-Pt Mine complex.  See “Item 4 – Information on the Company, Lac Des Iles Project, Ontario”.

On June 18, 2000, a Letter of Intent was entered into between NMM and Pacific North West Capital Corp. (“PFN”) with respect to the Agnew Lake Property.  The terms of the Letter of Intent were subsequently formalized in an Option Agreement (the “PFN Option Agreement”) executed between NMM and PFN on August 15, 2000.  Pursuant to the terms of the PFN Option Agreement, NMM granted PFN the sole and exclusive right and option to acquire 50% of its rights and interest in the Agnew Lake Property which includes both the claims under option to NMM pursuant to the Agnew Agreement and 16 additional claims staked by NMM.  See “Item 4 – Information on the Company, The Agnew Lake Property, Ontario”.

Between June 9 and August 25, 2000, NMM acquired a 100% interest in three small properties adjoining its Taman Property.  The Taman North, Taman South and Taman Northwest properties (collectively referred to as the “Taman Margin Properties”) were staked to cover possible extensions of the Taman Lake Intrusion off the adjacent Taman Property.  The Taman North property was allowed to lapse in August of 2002 with no significant work having been completed on the property.

On June 28, 2000, a Letter of Intent was entered into between NMM and New Claymore Resources Ltd. (“New Claymore”) with respect to the Shelby Lake Property.  The terms of the Letter of Intent were subsequently formalized in an Option Agreement (the “Shelby Lake Agreement”) executed between NMM as the optionee and New Claymore as the optionor effective July 26, 2000.  Pursuant to the terms of the Shelby Lake Agreement, NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Shelby Lake Property.  The Shelby Lake Property is comprised of 10 contiguous claim blocks covering a total of approximately 2,160 hectares (5,333 acres).  The Shelby Lake Property is located approximately 75 km north-northeast of Thunder Bay, Ontario and 18 km southwest of North American Palladium’s Lac Des Iles Pd-Pt Mine.  See “Item 4 – Information on the Company, Lac Des Iles Project, Ontario”.

On September 22, 2000, NMM acquired a 100% interest in the Wakinoo Property by staking a single claim block totaling 192 hectares (474 acres) located approximately 75 km north-northeast of Thunder Bay, Ontario and 25 km southwest of North American Palladium’s Lac Des Iles Pd-Pt Mine complex.

On September 22, 2000, NMM acquired a 100% interest in the Hottah Property by staking three contiguous claim blocks totaling 672 hectares (1,659 acres) located approximately 75 km north-northeast of Thunder Bay, Ontario and 18 km southwest of North American Palladium’s Lac Des Iles Pd-Pt Mine complex.

Pursuant to an Agency Agreement dated for reference September 29, 2000 (the “First Delta Agency Agreement”) between NMM and First Delta Securities Inc. (“First Delta”), First Delta was appointed to act as NMM’s agent in selling 2,200,000 units of NMM at a price of $0.45 per unit.  Each unit consists of one flow-through common share and one-half warrant.  Each whole warrant, plus 60 cents, shall entitle the holder to acquire one non-flow through common share of NMM for a period of 18 months from the date of closing.  On December 29, 2000, NMM closed a portion of this private placement and 896,223 units were issued.  An additional 35,449 units were issued as a finder’s fee, as well as $15,953 cash, and 100,000 warrants exercisable at $0.45 per share for two years expiring December 29, 2002 were issued to First Delta.  For a period of twelve months following the reference date of First Delta Agency Agreement, First Delta had a right of first refusal to provide any further equity financing required by NMM.

Pursuant to an agreement dated for reference October 23, 2000 among NMM, MTAX 2000 Mineral Limited Partnership (“MTAX”) and 578161 B.C. Ltd., MTAX had the right to commit to a flow-through private placement before December 31, 2000 at a fixed price.  MTAX confirmed that it would subscribe for 285,714 flow-through share units of NMM at $0.35 per unit.  Each unit consisted of one flow-through share and one-half flow through share purchase warrant.  Each whole warrant, plus an additional $0.44, will allow the holder to purchase one additional flow-through share at any time for a period of 12 months from the date of closing.  In consideration for arranging the private placement with MTAX, Strand Securities Corp. received a finder’s fee of 8%, payable in flow through units at the same price as the private placement.  On December 29, 2000, $100,000 was placed in trust and the funds were subsequently transferred to NMM on March 2, 2001.

A Heads of Agreement was entered into on December 19, 2000 pursuant to which NMM and PFN proposed to option a 60% interest in the Agnew Lake Property to Kaymin Resources Ltd. (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited, the world’s largest producer of platinum group metals.  The Heads of Agreement outlined the basis on which the parties were prepared to negotiate in good faith a definitive earn-in agreement.  In June 2000, a Farm-In Agreement was executed among Kaymin, NMM and PFN, which set out the definitive earn-in terms and legally binding obligations.  See “Item 4 – Information on the Company, The Agnew Lake Property, Ontario”.

Including the private placements with First Delta and MTAX, NMM issued 2,444,672 units at prices ranging from $0.35 to $0.50 per unit for net proceeds of $1,015,436 during the year ended December 31, 2000.  The proceeds of the private placements were used to fund new acquisitions, exploration of the Lac Des Iles Project properties and for general working capital.

Pursuant to a letter agreement dated February 19, 2001, as amended November 27, 2002 between NMM as the optionor and Sydney Resource Corporation (“Sydney”) as the optionee, Sydney was granted the sole and exclusive right and option to acquire up to a 60% interest in the Simlock Creek Property.  During the year ended December 31, 2001, NMM wrote off acquisition and exploration costs of $1,123,275, less recoveries of $68,464, relating to the Simlock Creek Property, however it  retained title.  Pursuant to an amending agreement dated December 12, 2003 between the Company and Sydney, Sydney acquired a 100% interest in the Simlock Creek Property in exchange for 1,200,000 common shares of Sydney at a deemed price of $0.20 per share.

Between July 24 and September 21, 2001, NMM acquired a 100% interest in the Vande Property by staking seven claim blocks totaling 1,360 hectares (3,358 acres) located approximately 65 km north-northeast of Thunder Bay, Ontario and 15 km south of North American Palladium’s Lac Des Iles Pd-Pt Mine complex.

Pursuant to a Memorandum of Understanding dated October 21, 2001 (the “ProAm Agreement”), NMM and PFN were granted the sole exclusive right and option to earn a 100% interest in and to 3 claim blocks internal to the Agnew Lake Property (the “ProAm Property”) from ProAm Explorations Corporation.  See “Item 4 – Information on the Company, The Agnew Lake Property, Ontario”.

On October 22, 2001, NMM entered into a letter agreement with PTG proposing the terms of an amalgamation pursuant to the provisions of the Company Act for the purposes of forming one company, Amalco, under the name “Platinum Group Metals Ltd.”   NMM and PTG had both been working independently in the Lac des Iles-Thunder Bay and Sudbury, Ontario areas for the previous two years and both parties recognized the synergy between them and the added value offered by the Amalgamation.  An Amalgamation Agreement dated December 19, 2001 was entered into between the parties, which formalized the terms of Amalgamation.  See “The Amalgamation”.  On November 7, 2001, NMM entered into a loan agreement with PTG for $100,000 secured against NMM’s share of PFN.  The successful completion of the Amalgamation has made this loan irrelevant.

During the year ended December 31, 2001, NMM issued 741,014 units for net proceeds of $141,096 pursuant to private placements 15,000 common shares on the exercise of warrants for net proceeds of $7,500 and 2,690 common shares of NMM on the exercise of stock options for net proceeds of $1,560.  The flow-through shares issued by NMM were priced at market and did not bear a premium as a result of their flow through nature.  The proceeds of the private placements were used to fund exploration programs on the Lac Des Iles Project properties and for general working capital.

History and Development of PTG and the Company

PTG was incorporated under the laws of British Columbia on January 10, 2000 as 599141 B.C. Ltd. and changed its name to “Platinum Group Metals Ltd.” on March 16, 2000 at which time it commenced operations.  It was in the business of acquiring, exploring and evaluating mineral properties.  PTG focused on acquiring a broad portfolio of mineral properties and mineral property interests where there is geological potential for platinum and palladium deposits. The geographic focus of PTG was in Canada, however it considered projects in the USA, Brazil and South Africa without the acquisition of any interest.

PTG issued 1,000,000 common shares to its founders at $ 0.01 per share in connection with incorporation.  See “Item 7 – Major Shareholders and Related Party Transactions”.  PTG then completed a seed round of financing in April and May 2000 which raised a total of $600,000 by issuing a total of 3,000,001 Special Warrants convertible into common shares of PTG as follows: 2,605,000 Special Warrants convertible to 2,605,000 common shares of PTG for no further consideration sold at $0.20 per Special Warrant and 395,001 common shares of PTG sold at $0.20.  From March to June 2000, PTG acquired interests in exploration properties in Ontario and the Northwest Territories targeted for their platinum and palladium mineralization potential. The property interests where obtained in various options to purchase an interest or by staking mineral claims directly.

PTG acquired mineral rights to properties in the Sudbury-River Valley area in March 2000 by a series of option agreements and staking mineral claims. These properties were part of the basis of PTG’s initial public offering in Canada.

Pursuant to an arm’s length agreement dated March 29, 2000 (the “Davis Agreement”) among PTG as the optionee and John and Marie Brady and George Van Lith as the optionors (collectively referred to as the “Davis Optionors”), PTG was granted an option to acquire up to a 100% undivided interest in 29 units in the Sudbury Mining District, which formed part of the 37 claims in the Davis-Janes Block (the “Davis Brady Property”).  PTG can exercise the option by paying to the Davis Optionors $60,000 in cash payments over a 3-year period from the date of the Davis Agreement (of which $20,000 had been paid) and issuing a total of 100,000 common shares of PTG within two years of the Davis Agreement (of which 70,000 common shares of PTG had been issued).  The Davis Optionors retained a 2% NSR with advance royalty payments of $10,000 per year, commencing in the 48th month at a rate of $5,000 payable every six months thereafter.  PTG can acquire 1% of the NSR up to commercial production for $1,000,000.  The Company has elected not to maintain the Davis Agreement past March 29, 2002 and exploration and acquisition costs of $77,057 were written down subsequent to February 28, 2002.  It did maintain claims it staked directly adjoining the Davis Brady Property and the royalty granted under the Davis Agreement attaches to these claims.

Pursuant to an Option Agreement dated March 29, 2000, amended October 31, 2000 and December 3, 2001 (the “Pebble Agreement”) between PTG as the optionee and East West Resource Corporation (“East West”) as the optionor, PTG was granted an option to acquire up to a 60% interest in the Pebble Property.  The Pebble Property is comprised of seven contiguous claim blocks, and portions of 4 additional claim blocks covering a total of approximately 1,536 hectares (3,792 acres) located approximately 35 km east-northeast of North American Palladium’s Lac Des Iles Pd-Pt Mine in the Thunder Bay Mining Division of Northwestern Ontario.  The Pebble Property forms part of the East Lac Des Iles Project.

Pursuant to an option agreement dated April 10, 2000 and amended October 31, 2000 between PTG as the optionee and Canadian Golden Dragon Resources Ltd. as the optionor, PTG was granted an option to acquire up to a 60% interest in the South Legris Property.  The South Legris Property is comprised of 23 contiguous claim blocks covering a total of approximately 4,032 hectares (10,307 acres) located approximately 75 km north-northeast of Thunder Bay, Ontario and 11 km south of North American Palladium’s Lac Des Iles Pd-Pt Mine.  The South Legris Property adjoins the Shelby Lake, and Vande Properties and forms part of the Company’s Lac Des Iles Project.  See “Item 4 – Information on the Company, Lac Des Iles Project, Ontario”.

On April 17, 2000, PTG entered into a joint venture arrangement with Norcal Resources Ltd. (“Norcal”) whereby Norcal paid the costs of staking certain mineral claims.  PTG received a 40% interest in 376 units staked by providing certain technical information on target areas in McWilliams, Crerar, Notman, Gladman and Hammell Townships in the Sudbury, Ontario area.  All of these properties were abandoned in Fiscal 2002 and related acquisition and exploration costs totaling $5,702 were expensed by the Company in Fiscal 2002.

Pursuant to an arm’s length agreement dated June 7, 2000 and amended June 7, 2001 and July 15, 2002 among PTG as the optionee and Messrs. Bill Kizan and Lloyd Anderson as the optionors, PTG was granted an option to acquire up to a 100% interest in the Rutledge Lake Property in the Northwest Territories.  PTG staked an additional 21 claims covering 17,584 hectares (43,450 acres), which are subject to the terms of the Rutledge Agreement.

In October 2000, Apex Geoscience Ltd. completed an independent report on the Rutledge Property (the “Apex Report”). The Apex Report confirmed the earlier reports of a high-grade platinum occurrence on the property, which returned grades between 40-50 g/t platinum. The report recommended a $900,000 exploration program on the property. The Apex Report and the Rutledge Property were part of the PTG’s initial public offering in Canada. On October 18, 2000, PTG sold a right of first offer on the Rutledge Property to Impala Platinum Holdings Ltd. of South Africa for $300,000.  PTG drilled 10 holes totaling 1,072 meters (3517 feet) during the period of March 1 to April 16, 2001. Drilling results were not of economic interest but based on the geological setting more work was recommended.  No further exploration is planned for the Rutledge Lake Property.  Acquisition and exploration costs totaling $551,307 were expensed by the Company in Fiscal 2002.

Pursuant to an arm’s length agreement dated June 14, 2000 between PTG as the optionee and Roland Dubeau as the optionor, PTG was granted an option to acquire up to a 100% interest in 24.5 units in the Sudbury Mining Division which formed part of the Henry Block by paying Mr. Dubeau $38,000 in cash (of which $14,000 has been paid) and issuing 30,000 common shares of PTG (of which 10,000 shares have been issued) over a four-year period.  PTG also granted Dubeau a 5% net profits interest royalty.  The Property was returned to the vendor in June of 2002.  Acquisition and exploration costs totaling $18,041 were expensed by the Company subsequent to Fiscal 2002.

In June 2000, PTG acquired (by staking) a 100% interest in 16 mineral claims in two non-contiguous blocks totaling approximately 3,360 hectares (8,302 acres) (the “Leckie Property”) in the Lake Nipigon area of Ontario.  During 2002 the Company elected not to proceed with exploration of the Leckie Lake Property.  Acquisition and exploration costs totaling $25,180 were expensed by the Company subsequent to Fiscal 2002.

On September 22, 2000, Clark Exploration Consulting of Thunder Bay, Ontario, completed an independent geological report (the “Clark Report”) on the exploration potential of the South Legris, Leckie and Pebble and Properties.  The South Legris, Leckie and Pebble Properties were part of PTG’s Initial Public Offering in Canada in February 2001.  The Clark Report recommended exploration expenditures of $150,000 on these properties.

Pursuant to an arm’s length agreement dated September 27, 2000, executed on October 1, 2000 and amended October 4, 2001 between PTG as the optionee and Frank Racicot as the optionor, PTG was granted an option to acquire up to a 100% interest in the Racicot-Loughrin Property in Loughrin Township (the “Racicot-Loughrin Property”) by paying $62,500 in cash over a four-year period (of which $12,500 has been paid) and issuing 80,000 common shares of PTG over a three year period (of which 20,000 common shares have been issued).  The optionor retains a 2% NSR, of which PTG can acquire 1% up to commercial production for $1,000,000.  In September of 2002, the Company elected not to proceed with any further exploration and returned the property to the vendor. Acquisition and exploration costs totaling $39,662 were expensed by the Company subsequent to Fiscal 2002.

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

Pursuant to an agreement dated March 22, 2001 between PTG as the optionee and Jobin Bevans & Co. as the optionor, PTG was granted an option to acquire up to a 100% in the Street-JB Property consisting of 77 units located in the Sudbury Mining District, Ontario by paying  $49,400 in cash (of which $9,400 has been paid) and issuing 60,000 common shares of PTG (of which 15,000 shares have been issued) over a two-year period.  The Company has elected not to maintain this option agreement and the property has been returned to the vendor.  Acquisition and exploration costs totaling $68,537 were expensed by the Company in Fiscal 2002.

Following the Initial Public Offering, PTG continued its exploration and evaluation of the Sudbury area properties from April 2001 to August 2001.  A program of geological mapping, geochemical sampling and prospecting was carried out across the Sudbury-River Valley Properties.  This work outlined an area of increased platinum and palladium values on the Davis- Janes block, and on a block held under option from a private landholder under the Landholder Agreements. By August 31, 2001, PTG had spent a total of $278,000 on mineral exploration in the Sudbury area.  Only $25,000 in exploration was completed in the Sudbury region from August 31, 2001 and February 28, 2002.  On February 28,2002, the Company reduced its property holdings in the Sudbury region and wrote off $160,000 in exploration and acquisition costs.

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

Pursuant to an option agreement dated September 27, 2001 between PTG as the optionee and Canplats Resources Corporation (“Canplats”) as the optionor, PTG was granted an option to acquire up to a 51% interest in the Stucco Property, a land package of 298 claim units of optioned unpatented mining claims and 65 units of staked unpatented mining claims.  During Fiscal 2003, the Company terminated its option agreement on this property and recognized a write-down of cumulative costs incurred to date of $394,678.

On November 7, 2001, PTG entered into a loan agreement with NMM for $100,000 secured against their holdings of common shares of Pacific North West Capital Corp.  The successful completion of the Amalgamation has made this loan irrelevant.

On December 20, 2001, PTG received Exchange approval for, and completed, a non-brokered private placement of 1,327,500 flow-through common shares at $0.25 per share.  PTG was obligated to complete $331,875 in exploration expenditures in Canada and has renounced the tax deduction for such expenditures to the subscribers for the flow through common shares.

On January 29, 2002, PTG closed a non-brokered private placement for 250,000 common shares at $ 0.25 per share.

Pursuant to an option agreement dated February 6, 2002 (the “Ruza Agreement”) between PTG as the optionee and Mr. Jerry Ruza as the optionor, PTG acquired the right and option to earn up to a 100% undivided interest in two mineral properties (the “Levack Property” and the “Windy Lake Property”) along the outside of the western rim of the Sudbury Basin, Sudbury Mining District, Ontario. PTG also acquired a 100% interest in a third property (the “Cascaden-Ministic Property”) by staking one claim block covering a total of approximately 224 hectares (553 acres) along the western rim of the Sudbury Basin in February of 2002.  In February 2002, PTG acquired an additional 28 claim units by staking 448 hectares (1,107 Acres) contiguous to the Windy Lake Property.  PTG holds 100% interest in these claims, which are not subject to the Ruza Agreement.

The Amalgamation was completed on February 18, 2002.  See “The Amalgamation”.

Pursuant to an option agreement dated February 22, 2002 (the “LB Agreement”) between the Company as the optionee and 686715 Alberta Ltd. as the optionor, the Company was granted the sole and exclusive right and option to acquire up to a 100% undivided interest in 3,585 hectares (8,852 acres) in Nunavut, northern Canada (the “LB Gold Property”) by paying $100,000 in cash and issuing 150,000 Common Shares over a four-year period.  A 3% net smelter return royalty was also granted to the vendor with a buy back option of up to 2% at a rate of $1,000,000 for each percentage point.  In August of 2002, the Company elected not to proceed with further exploration on the LB Property and the property was returned to the vendor. Acquisition and exploration costs totaling $39,661 were expensed by the Company in Fiscal 2002.

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

An option agreement dated May 30, 2002, as amended October 16, 2002, was entered into between the Company and Goldrush Resources Ltd. (“Goldrush) (formerly Arcata Resources Corporation) pursuant to which the Company granted Goldrush the sole and exclusive right and option to acquire 60% of its rights and interest in the Windy Lake, Levack and Cascaden-Ministic Properties in the West Sudbury basin of Ontario.  During the term of the option, Goldrush made payments to the Company of $3,000 and 200,000 shares, and a further payment of $2,000 to the underlying vendors.  This agreement was terminated September 3, 2003 prior to Goldrush earning any interest in the properties.

On June 6, 2002, the Company closed a private placement of 3.2 million Common Shares at $0.25 per share for gross proceeds of $800,000.  In connection with this private placement, the Company issued brokers’ warrants to purchase 319,000 Common Shares at $0.25 per share until June 6, 2003.  Issue costs related to this private placement totalled $70,038 and were recorded as a reduction of the gross proceeds.

On August 15, 2002, the Company entered into a Heads of Agreement with Africa Wide Mining (Pty) Ltd. (“Africa Wide”), a largely black-owned South African mining company, on the Tweespalk and War Springs Properties.  The industry standard joint venture was structured on a 30:70 basis, with Africa Wide having a 30% participating interest and the Company 70%.  On September 23, 2003, the Company agreed to a negotiated settlement of the title dispute on the War Springs property by reducing Africa Wide’s participation in the project from a 30% participating interest to a 15% interest carried to bankable feasibility, then granting the claimant a 15% interest carried to bankable feasibility.  The Company’s 70% interest remained unchanged.  See “Item 8 – Financial Information, Significant Changes”.

On August 16, 2002, the Company acquired a 100% interest in the Norman Property by staking two contiguous claim blocks totaling 48 hectares (118 acres) located approximately 40 km north of Sudbury, Ontario along the northern rim of the Sudbury Basin.

Between September 6 and October 3, 2002, the Company acquired a 100% interest in the Coldwater Property by staking three contiguous claim blocks totalling 480 hectares (1,185 acres) located approximately 80 km northwest of Thunder Bay, Ontario and 30 km southwest of North American Palladium’s Lac Des Iles Pd-Pt Mine.

On October 3, 2002, the Company acquired a 100% interest in the Thumper Property by staking a single claim block totalling 128 hectares (316 acres) located approximately 80 km northwest of Thunder Bay, Ontario and 13 km southwest of North American Palladium’s Lac des Iles Pd-Pt Mine.

Between September 6 and November 20, 2002, the Company acquired a 100% interest in Thread Property by staking 11 contiguous claim blocks totalling 2,288 hectares (5,649 acres) located approximately 95 km north of Thunder Bay, Ontario and 35 km east of North American Palladium’s Lac Des Iles Pd-Pt Mine.

Pursuant to an option agreement dated September 9, 2002 between the Company and Ledig Minerale Regte 909 JQ (Pty) Ltd. (“Ledig Minerale”), the Company may earn a 55% interest in Ledig Minerale’s holdings on the Ledig Farm Property located in the Western Bushveld area near Sun City, RSA, approximately 100 km northwest of Johannesburg.  As at February 28, 2003, the contingencies were not satisfied and the Ledig Agreement was terminated.

During Fiscal 2002, the Company focused its acquisition efforts on the Republic of South Africa (“RSA”). The Company formed a 100% South African subsidiary named Platinum Group Metals (RSA)(Pty) Ltd. for the purposes of holding mineral rights and conducting operations on behalf of the Company in the RSA.  The Company also entered into an exclusive services contract with GeoActiv Dynamic Geological Services, a South African company, whereby GeoActiv provides expert geological consulting to the Company for the purposes of acquiring, exploring and developing mineral properties in the RSA. This agreement was terminated effective August 15, 2003.

Pursuant to an option agreement dated June 3, 2002, as amended July 3, 2002, between the Company and Rory Mitchell, Jeffrey Alexander Howard, James Robert Home Whitehouse and Christopher Andrew Whitehouse, the Company was granted the right to earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg.  The properties are comprised of the 2,396-hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited.  See “Item 4 – Information on the Company, Republic of South Africa Properties”.

During Fiscal 2002, the Company focused its Canadian exploration efforts on detailed geology, geochemistry and drilling work on its properties located near Thunder Bay, Ontario.  The focus of attention has been the Shelby Lake and the Lac des Iles River Properties. The exploration and drilling programs were completed on time and on budget. Exploration results have been positive and further work is recommended.  On the Agnew Lake Property located west of Sudbury, Ontario, Joint Venture partners Pacific Northwest Capital and Kaymin Resources Limited, a subsidiary of Anglo American Platinum Corporation Limited, conducted a $1.25 million second year exploration program.

The Company acquired many of its Thunder Bay and Sudbury properties through its amalgamation with NMM.  See “The Amalgamation”.  At February 18, 2002, these properties had a net acquisition cost to the Company of $1,930,444. Including the NMM properties, acquisition costs incurred and deferred during Fiscal 2002 totaled $2,195,517 (2001 - $171,722). Exploration and development costs deferred for the year totaled $977,795 (2001 - $783,590).  Of that amount, approximately $721,000 was incurred on the Company’s Thunder Bay properties, approximately $112,000 was incurred on the properties near Sudbury and approximately $114,000 was incurred on the Company’s new South African properties.

Approximately $31,000 was spent in the Northwest Territories. Cost recoveries on mineral properties during Fiscal 2002 amounted to $198,709 (2001 - $300,000).  During the year, $1,090,871 (2001 - $7,325) in net deferred costs relating to mineral properties was written off.

Pursuant to an option agreement dated November 4, 2002 between the Company as the optionee and Mr. Weldon Gilbert as the optionor, the Company was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Farmer Lake Property.  The Farmer Lake Property is comprised of 2 contiguous claim blocks covering a total of approximately 496 hectares (1,225 acres) located approximately 100 km north of Thunder Bay, Ontario and 40 km east of North American Palladium’s Lac Des Iles Pd-Pt Mine.  On November 4, 2003, the Company made a decision not to proceed with the option on the Farmer Lake Property as a result of negative exploration results.  The property was returned to the vendor and acquisition and exploration costs totaling $14,563.96 were expensed.

On November 26, 2002, the Company entered into Share Subscription Agreement with Active Gold Group Ltd. (“Active Gold”) pursuant to which the Company acquired 1,461,904 shares at an average price of $0.11 per share for a total subscription price of $160,327.  This represented approximately a 27% interest in Active Gold at November 30, 2002.  Active Gold is related to the Company by way of a common director and officer.  Active Gold’s Republic of South Africa subsidiary, Active Gold Group RSA (Pty) Limited (“AGG RSA”) had been working to acquire and successfully permit a 5,000 hectare exploration and development project named the Rooderand Gold Project.  The project is located near the town of Potchefstroom in the central Witwatersrand Basin and is known to host gold bearing conglomerates of the Kimberly Reef Formation, based on the work of past operators.  Subsequently, AGG RSA failed to achieve a permit for the Rooderand Gold Project and has decided to abandon the project through liquidation and termination of all existing rights and assets related to the project.  As a result, the Company has written off its investment and advances totaling $211,725 at August 31, 2003.

On November 27, 2002, the Company entered into a best efforts agency agreement with Pacific International Securities Inc. and Haywood Securities Inc. as co-lead agents for a private placement of up to 1,600,000 flow through units at $0.65 per flow through unit and 3,000,000 non-flow through units at $0.50 per unit.  Each flow through unit consisted of one flow through Common Share and one non-flow through share purchase warrant.  Each non-flow through share purchase warrant is exercisable into one additional non-flow through Common Share at $0.85 per share for a period of twelve months from closing.  Each non-flow through unit consisted one Common Share and one half of a share purchase warrant.  Each whole share purchase warrant is exercisable into one additional Common Share at $0.75 per share for a period of 24 months from closing.  The Company closed this private placement on December 23, 2002, issuing 1,181,346 flow-through units and 2,062,500 non-flow through units for gross proceeds of $1,799,125.  A commission of $118,939 cash and 304,385 agent’s warrants exercisable at $0.75 per share expiring December 23, 2004 was paid in connection with this brokered private placement.

On December 13, 2002, the Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa.  The Company’s interest in this property has been referred for settlement under the binding arbitration provisions of the agreement.  See “Item 4 – Information on the Company, Republic of South Africa Properties”.

On December 18, 2002, the Company announced the closing of a private placement for proceeds of $500,000. A total of 1,000,000 units were issued at a price of $0.50 per share.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant is exercisable into one Common Share at a price of $0.75 until December 17, 2004.  No finder’s fee or commission was paid with respect to this private placement.

On November 4, 2003, the Company closed a private placement for proceeds of $2,040,000.  A total of 2.4 million units were issued at a price of 85 cents per unit. Each unit consisted of one Common Share and one-half of one share purchase warrant.  Each whole warrant is exercisable into one Common Share at a price of $1.10 per share until October 31, 2004.  No finder’s fees or commissions were paid with respect to this private placement.

On November 6, 2003, the Company entered into an option agreement with Western Prospector Group Ltd. to acquire up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario.  Under the terms of the agreement, the Company may earn up to 51% of the property by completing $2.5 million in exploration and development expenditures and by making staged payments totalling $150,000 and 150,000 common shares by December 31, 2008.  A firm commitment to incur $100,000 in exploration work on the project by December 31, 2003 has been met.  The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder.  The leases comprising the Lakemount property are subject to net smelter return royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%.  These royalties are subject to buy-out and buy-down provisions.

Business Overview

The Company’s Canadian property portfolio includes the Agnew Lake joint venture near Sudbury, claims along the western rim of the Sudbury basin, the Lakemount Property near Wawa, Ontario and a large land position in the Lac Des Iles PGE District, Ontario.  In South Africa, the Company has options to earn interests in the War Springs, Tweespalk, Onderspoort, Zandriviersproort and Elandsfontein properties, all of which are located within the Bushveld Igneous Complex (“BIC”).  The BIC is the source of most of the world’s platinum and is a significant producer of palladium and other platinum group metals (PGM’s) as well as chrome.

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

The Company does not earn any revenues from operations; it does, however, earn interest from cash deposits.  For the three years ended August 31, 2003, the Company earned interest and other income of $60,582 (Fiscal 2001), $23,028 (Fiscal 2002) and $177,068 (Fiscal 2003).  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See “Item 3 - Key Information – Risk Factors.”

At this time, the Company has limited financial resources, and there is no assurance that additional funding will be available to it for the further exploration of its properties.  The Company has relied upon external financing, including the issuance of equity securities, to fund its activities to date.  The Company will continue to rely upon such forms of financing for the foreseeable future.  The Company intends to obtain financing for its planned work in 2004 through any or all of joint venturing projects, debt financing, equity financing or other means.  There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future.  Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interests in its properties.

The material effects of government regulations on the Company’s business are identified in “Item 3 - Key Information – Risk Factors.”

Organizational Structure

The Company has one wholly owned subsidiary incorporated under the laws of The Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited (“PTM-RSA”).  The registered and records offices of PTM-RSA are located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, South Africa.  The principal business address of PTM-RSA is Suite 800, 409 Granville Street, Vancouver, British Columbia V6C 1T2.

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

Republic of South Africa Properties

Information italicized below has been excerpted from a Report dated February 20, 2004 entitled “Independent Technical Report on the Elandsfontein, Onderstepoort, Tweespalk, War Springs (Oorlogsfontein) and Zandrivierspoort Platinum Properties, North West Province and Limpopo Province, Republic of South Africa” by Michael McWha, PrSciNat, of MSA Geoservices.

The South Africa Properties contain no known body of commercial ore.  All exploration programs conducted by the Company to date have been exploratory in nature.

Property Descriptions and Location

Elandsfontein

This property is located 50km to the north of the town of Rustenburg (a town 120km to the North-West of Johannesburg, Republic of South Africa. This property is centred at Latitude 25° 26’ (S) and Longitude 27° 04’ (E) and the mineral rights cover 296.9682 Ha in extent.

Onderstepoort

This property is located 50km to the north of the town of Rustenburg (a town 120km to the North-West of Johannesburg, Republic of South Africa. This property is centred on Latitude 25° 27’ (S) and Longitude 27° 02’ (E) and the mineral rights cover 1,085.2700 Ha in extent.

Tweespalk

This property is located near the town of Mokopane (formally known as Potgietersrus), approximately 200 kilometres north of Johannesburg, Republic of South Africa, in the Limpopo (Northern) Province. The Tweespalk Property is centred on Latitude 23° 42’ (S) and Longitude 28° 54’ (E) and the mineral rights cover 2176,7861 Ha in extent.

War Springs

The War Springs (English translation of the farm name Oorlogsfontein) property is located just to the south of the town of Mokopane (formally known as Potgietersrus), approximately 200 kilometres north of Johannesburg, Republic of South Africa, in the Limpopo (Northern) Province. The War Springs property is centred on 24°14’ (S) and Longitude 29° 02’(E) and the mineral rights cover 2,395.9798 Ha in extent.

Zandrivierspoort

This property is located 50km to the north of the town of Rustenburg (a town 120km to the North-West of Johannesburg, Republic of South Africa. This property is centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights cover Portion 1 which measures 175.8503 Ha and Portion 2 which measures 527.5546 Ha in extent.

Figure 1 – Zandrivierspoort, Onderstepoort and Elandsfontein Property

ZANDRIVIERSPOORT 220 JP
ONDERSTEPOORT 98 JQ
ELANDSFONTEIN 102 JQ
BOSCHKOPPIE 104 JQ
f
f
①
②
③
N
S
W
E
0
3 km
LEGEND
PTM Mineral Rights
Anglo Gold
Surface owners (private)
State
Numerous
SADT
SADT
Rustenburg Plat
Rustenburg Plat
Farm boundary
Mining authorisation (Bafokeng-Rasimone Platinum Mine)
Merensky Reef
UG 2 Reef
Merensky Reef pit
UG 2 Reef pit
Merensky Reef workings
Fault
① North incline
② South incline
③ D-Mine incline
Drawn: M. Venter
February 2004
MSA GEOSERVICES

WESTERN LIMB

PTM MINERAL RIGHTS

FIGURE 4

Figure 2 – Tweespalk and War Springs Property

TWEESPALK
MOKOPANE
WAR SPRINGS
V Ti Fe
LEGEND
Quarternary Alluvium / Other
Letaba Formation
BUSHVELD COMPLEX
Upper Zone
Main Zone
Lower Zone
Nebo Granite
TRANSVAAL SEQUENCE
Silverton Formation
Dwaalheuwel Formation
Timeball Hill Formation
Duitschland Formation
Malmani Subgroup
Black Reef Formation
Wolkberg Group
ARCHAEAN BASEMENT
Hout River Gneiss
Matlala Granite
Pietersburg Sequence
Magnetite Layer
Platreef Horizon
PTM Mineral Rights
N
W
E
S
0 5000 10000 metres
NORTHERN LIMB
FARMS AND GEOLOGY
FIGURE 5
Drawn: M. Venter
February 2004
MSA
GEOSERVICES

Obligations

Elandsfontein

A Prospecting and Option Agreement was signed on 13 December 2002 to purchase 100% of the mineral rights of portions 12 and 14 of the farm Elandsfontein 102 JQ (296 ha) by first paying 150,000 ZAR to the mineral rights holders in prospecting fees. The contract also gave PTM the option to purchase the surface rights at 6,500 SAR per hectare or portion thereof upon the granting of a mining permit. Prospecting fees of 150,000.00 ZAR were paid. PTM was also obligated to a 400,000 ZAR exploration programme. That programme commenced in February 2003.

PTM exercised the option provided in the option agreement by way of written notice on June 26, 2003. The 10% of the purchase price for the mineral rights was later tendered in terms of the agreement. The vendors on 8 October 2003 claimed that the purchase price was unascertained or unascertainable and that the agreement was therefore void. Among the clauses causing the basis for the disagreement was a clause requiring PTM to pay a base price of 43 ZAR (C$7.70) per tonne of open castable economic resource on the property, to a minimum of 4,000,000 ZAR. PTM was also required to pay 4.30 ZAR per tonne on any economic underground resource at the time of a mining authorization.

The parties agreed to refer the matter for Expert Determination as provided for in the agreement.  That process is now underway.

Onderstepoort

Option agreements have been signed with the owners of the mineral rights on portions 3, 4, 5, 6, 8, 14 and 15.  The agreements are valid for a period of three years from the granting of a Prospecting Permit. The option agreement over portions 3 and 8 require a payment of C$1,000 after signing, C$1,000 after the granting of the prospecting permit and C$1,000 on each anniversary per agreement. The option agreement for portions 4, 5 and 6 requires a payment of 5,014 ZAR after signing, 3,500 ZAR on the first anniversary, 4,000 ZAR on the second anniversary and 4,500 ZAR on the third anniversary.  The option agreement for portions 4, 5, 14 and 15 requires a payment of 117,000 ZAR after signing and payments of 234,000 ZAR and 390,000 ZAR within 10 days of the effective date of 1 March 2004.

Tweespalk and War Springs (Oorlogsfontein)

The freehold title to Tweespalk (Registered as Tweespalk 733 LR) is held by the State (Republic of South Africa). War Springs has been subdivided and numerous small landowners hold the freehold title and an ongoing entitlement to the proceeds of future mining.

The commercial obligations regarding Tweespalk and War Springs are recorded in a Notarial Prospecting and Option Contract (protocol 1026, Deneys Reitz, Chris Stevens, Johannesburg, RSA) between Saenger and Sacke Minerals (partnership) and Platinum Group Metals Limited and notarized on 23 June 2002. The agreement is with a private partnership that has brought together previously fragmented mineral rights. PTM has a three-year period in which option monies of US$2.50/Ha to US$3.25/Ha are required to be paid. The costs of exploration are for PTM’s cost and PTM is obliged to spend a minimum of 1,000,000.00 ZAR (one million South African Rand) within one year of the effective date (date of notarization and amendments thereafter).  If the mineral rights were purchased in year three the cost would be $1.6 million USD for War Springs and $1.5 million USD for Tweespalk. PTM has also agreed to pay a 1% Net Smelter Return Royalty (NSR) to the mineral rights holders (including the landowners) subject to PTM’s right to purchase the NSR at any time for $1,400,000 USD. The mineral rights holders may require PTM to purchase the NSR upon the commencement of commercial production for $1,400,000 USD. The effective date is defined as the date of the grant of a prospecting permit from the DME. A 5% finder’s fee is due to the consulting firm GeoActiv for its assistance in the War Springs and Tweespalk acquisitions.

In November 2002 PTM entered into a Joint Venture Agreement with Africa Wide Mining (Pty) Ltd., a largely HDSA qualified South African mining company, on the Tweespalk and War Springs Properties. The industry standard joint venture will be structured on a 30:70 basis, with Africa Wide having a 30% participating interest and PTM 70%.

Zandrivierspoort

The commercial obligations required over the project are included in the Notarial Prospecting Contract, signed on 9 April 2003, (protocol 254, Salomina Adriana Groenewald, Pretoria, RSA) in which PTM is obliged to pay (over a period of three years) ZAR25.00/Ha to ZAR35.00/Ha as prospecting fees.

Survey

Elandsfontein

Elandsfontein is registered with the deeds office (RSA) under Elandsfontein 102, registration number JQ, North West Province and measures 296.9682 (two hundred and ninety six comma (South African vernacular for the decimal point) nine thousand six hundred and eighty two) hectares. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate Surveys and Mapping (Private Bag X10, Mowbray 7705, RSA, Phone: (RSA)-21-658-4300, Fax: (RSA)-21-689-1351 or e-mail: cdsm@.sli.wcape.gov.za). The approximate coordinates are 27o 05’ 00’’ (E) and 25o 26’ 00’’ (S).

Onderstepoort

Onderstepoort is registered with the Deeds Office (RSA) under Onderstepoort 98, registration division JQ, Northern Province and measures 1,085.2700 (one thousand and eighty five comma (point) twenty-seven) hectares. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 27’ 00’’ (S).

Tweespalk

Tweespalk is registered with the Deeds Office (RSA) under Tweespalk 733, registration division LR, Northern Province and measures 2176,7861 (two thousand one hundred and seventy six comma (point) seven eight six one) hectares. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2328BD Gilead (2nd Ed., 1983) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 28o 54’ 00’’ (E) and 23o 42’ 00’’ (S).

War Springs

War Springs (Oorlogsfontein) is registered with the Deeds Office (RSA) under Oorlogsfontein 45, registration division KS, Northern Province and measures 2,395.9798 (two thousand three hundred and ninety five comma (point) nine seven nine eight) hectares. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2429AA Mokopane (3rd Ed., 2000) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 28o 54’ 00’’ (E) and 23o 42’ 00’’ (S). The western portion of the farm is also found on the Government 1:50,000 Topo-Cadastral Sheet 2428BB Tinmyne (2nd Ed., 1981). The publisher of the plan is as indicated above. Two Survey General diagrams are also available, reference: LG Nr. A. 2823/57 (1957) and S.G. NO. 1616/94 (1893) that show the farm co-ordinates and portions

Zandrivierspoort

Zandrivierspoort is registered with the Deeds Office (RSA) under Zandrivierspoort 210, registration division JP, Northern Province and measures 527.5546 (five hundred and twenty seven comma (South African vernacular for the decimal point) five thousand five hundred and forty six) hectares. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2526BD Mabaalstad (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 27o 00’ 00’’ (E) and 25o 20’ 00’’ (S).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography, elevation and vegetation

PTM’s properties are located on a central plateau characterized by extensive savannah, with vegetation consisting of grasses and shrubs with few trees. The climate is temperate with low rainfall and high summer temperatures, resulting in a semi-arid environment.

The terrain for all properties is almost flat. For the War Springs and Tweespalk total elevation relief is only 60m with elevations ranging from 1020 to 1080m. For the Elandsfontein property the total elevation relief is greater since prominent hills occur in the northernmost portion of the Property. Topographical relief is minor limited to low gently sloped hills. Elevations range from 1080 to 1156m with an average of 1100m on the Elandsfontein and neighbouring properties.

Access

South Africa has a very large well-established mining industry.  Equipment and services required for mineral exploration or mining projects are readily available. Infrastructure is well established with abundant well-maintained highways and roads as well as electricity distribution networks and telephone systems.

The Elandsfontein, Onderstepoort and Zandrivierspoort Properties are easily accessible from Johannesburg by travelling 120 kilometres northwest on the Regional Road 24 to the town of Rustenburg and then a further 35 kilometres to the Properties. Numerous gravel roads cross both properties, which provides for easy access. The resort of Sun City is located approximately 10 km north of the Elandsfontein Property.

The Elandsfontein property borders Anglo Platinum’s Bafokeng-Rasimone Platinum Mine.

The Tweespalk and War Springs Properties are easily accessible from Johannesburg by travelling north on the N1 highway.

The Tweespalk property is located approximately 55 kilometres north of the town of Mokopane (Potgietersrus) and 25 kilometres north of Anglo Platinum’s Potgietersrust Platinum Mine. The property is easily accessed from Mokopane (Potgietersrus) by travelling north along Regional Road 35, which crosses the property. A new highway to Polokwane (Pietersburg) follows the northern boundary of the town of Rustenburg and numerous other gravel roads on the property provide for easy access.

The War Springs property is located approximately 5 kilometres south of the town of Mokopane (Potgietersrus) and 17 kilometres south of Anglo Platinum’s Potgietersrust Platinum Mine. The N1 highway crosses the property, as well as numerous gravel roads that provide for easy access.

Climate

The climate is mild throughout the year and can be classified as semi-arid. South Africa has summer from November to April. South African winter runs from May to October. In summer the days are hot and generally sunny in the morning, with afternoon showers or thunderstorms. Daytime temperatures can rise to 38ºC (100ºF) and night temperatures drop to around 15ºC (68-77ºF). The afternoons can be humid. In winter, days are dry, sunny and cool to warm, while evening temperatures drop sharply. Daytime temperatures generally reach 20ºC (68ºF) and can drop to as low as 5ºC (41°F) at night.

History

History of Platinum Mining in the Bushveld Complex

The first record of platinum occurrence in the BC was in 1906 when there was a report of assays of chrome ore containing 1.86 g/t Pt. The first discovery was in 1923 when platinum-quartz bodies were found near Naboomspruit, leading to the discovery of the Waterberg Deposit, which was mined, between 1923-26. In 1924 Dr. Hans Merensky discovered platinum-bearing dunite pipes at Mooihoek, Driekop and Onverwacht, as well as the Merensky Reef on the farm Maandagshoek on the Eastern Limb of the BC. From there Merensky traced the Reef north and south for some 80 kilometres. In 1925 he moved to Potgietersrus where he found what was for a long time taken to be a similar layer, the Platreef. This led to a short-lived mining operation.  During 1925 and 1926 he explored the Western Limb of the BC near Rustenburg, where further extensions of the Merensky Reef were discovered.

The start of actual mining of PGE’s had been delayed by the complex mineralogy of the very refractory ores. It was not till the 1920’s that suitable metallurgical techniques had been developed to viably extract PGE’s. Platinum mining on a large scale began around 1926 and by 1930 seven mining operations had started in South Africa.  Initial production was almost exclusively from the Merensky Reef. It was not until 1970 that the first mine (Lonmin) on the UG2 platinum reef began production; largely because of metallurgical difficulties. The current major South African producers began production in the following years: Anglo Platinum (1926), Implats (1969), Lonmin (1970), Northam (1992), Aquarius (1999) and Southern Era (2002).

Most of the platinum mining has been from underground operations on the Western and Eastern Limbs of the BC.  There is only one mine, the opencast Potgietersrust Platinum Mine (PPRust), on the Platreef on the Northern Limb of the BC. Anglo Platinum began mining at PPRust in 1992 and ore processing began in 1993. To date a total of eight open pits have been developed.

Anglo Platinum’s Bafokeng-Rasimone Mine (BRPM) began construction in 1997 .The concentrator plant began operations ahead of schedule with the first concentrate produced on 12 December 1999. On August 12, 2002 Anglo Platinum and the Royal Bafokeng Nation (RBN) announced that an “in principle” agreement had been reached to form a 50:50 Joint Venture to mine the Boschkoppie and adjoining Styldrift farms owned by Anglo Platinum and the Royal Bafokeng Nation respectively. The workings at BRPM will be used to gain access to the farm Styldrift. In addition to the existing infrastructure, a new decline shaft and a 230 000 tons per month concentrator capacity upgrade will allow the Joint Venture to attain a steady production anticipated at 485 000 ounces of refined platinum per annum some 5 years after commencement of the Joint Venture.

Although there have been a few slumps, most notably 1929-1932 (Great Depression) 1958-1963 and 1970-1971 Platinum mining and exploration has increased steadily to a point where South Africa is the dominant platinum producer (75% of world supply – 2002)1 and a major palladium producer (45% of world supply – 2002). The BC contains the world’s largest known deposits of platinum group metals (PGMs) comprising more than 55% of the worlds known PGM resources.

Prior Ownership and previous owners exploration

Exploration History of the Elandsfontein, Onderstepoort, and Zandrivierspoort properties

Because the Elandsfontein, Onderstepoort, and Zandrivierspoort properties are privately owned records and reports of previous exploration are largely unknown. The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience. This mapping shows the BC traversing the Elandsfontein property.

Two paper borehole logs, recording drilling on the Elandsfontein property by JCI in 1966, have been located in the open file section of the Council for Geoscience in Pretoria.

The Elandsfontein property adjoins the Anglo Platinum Bafokeng-Rasimone Property that is currently in production. Anglo Platinum previously mined the UG2 platinum reef to within a few tens of metres (approximately 30m) of the Elandsfontein property boundary (this open pit is now filled in and rehabilitated). The projected strike of the UG2 reef is expected to extend into the Elandsfontein property.

In 2002 mapping and a ground magnetometer survey by Royal Mineral Services CC on behalf of the original landholders indicated an approximate 600 m strike length of the UG2 reef near surface under soil and clay cover.

A drilling programme was conducted on the property in the past year.

Exploration History of the Tweespalk Property

Because the Tweespalk property is privately owned records and reports of previous exploration are unknown. The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience (Map No. 2328 – Pietersburg covers the Tweespalk area). This mapping shows the BC footwall contact and the Platreef traversing the Tweespalk property. The only other exploration that PTM has a report for is a High Resolution Airborne Magnetic and Radiometric Survey completed by GAP Geophysics in 2002 on PTM’s behalf covering the Tweespalk Property. A total of 720 line-km of survey were completed with lines spaced 50 m apart and a mean terrain clearance of 50 m.  Magnetic data was collected every 1/10th of second (approximately every 5 m) and radiometric data collected every second (approximately every 50 m).  Interpretation of this data indicates the BC/basement contact as well as the overlying Upper Zone and Main Zone BC mafic unit contacts.  Such information will be most useful in planning for future exploration programs designed to trace and explore the platinum bearing Platreef.

Exploration History of the War Springs Property

Because the War Springs property is privately owned, records and reports of previous exploration are unknown. The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience (Map No. 2428 – Nylstroom covers the War Springs area). This mapping shows the BC and approximately 7km of the platinum bearing Platreef zone traversing the War Springs property.

Geological Setting

Bushveld Igneous Complex Geology

Units of the Bushveld Complex underlie the general area, including the Project farms. The Bushveld Complex was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup and comprises a basal mafic phase and an upper acid phase, the latter being largely granites. The total estimated extent of the Bushveld Complex is 66,000km. The mafic rocks of the Bushveld Complex host layers rich in PGEs, as well as chromium and vanadium, and constitute the world's largest known repository of these metals.

The mafic rocks, collectively termed the Rustenburg Layered Suite (RLS) are divided into five zones, from the top downwards the Upper, Main, Critical, Lower and Marginal Zones.

Marginal Zone

The Marginal Zone comprises generally finer grained rocks than those higher up in the sequence and often contains host/country-rock xenoliths and hybrid mixtures of magmatic and metasedimentary rocks.  The zone is variable in thickness and is absent in some areas. No known economic mineralisation is present in the unit.

Lower Zone

The Lower Zone is dominated by pyroxenite with associated olivine-rich lithologies including harzburgites and dunites.  Minor chromitite segregations are present in some areas.

Critical Zone

The Critical Zone is characterized by regular and often fine-scale rhythmic, or cyclic, layering consisting of cumulus chromite within pyroxenites and olivine-rich rocks.  It hosts the majority of the chromitite layers of the Bushveld Complex, including the PGE-bearing UG2 Chromitite and the Merensky Reef.

The uppermost cycles of the Critical Zone are the Merensky and Bastard cycles.  The former contains the PGE-bearing Merensky Reef, a variably pegmatoidal pyroxenitic interval, with one or two thin chromitite stringers or layers. The reef interval comprises a sulphide-bearing zone, generally in the order of 1-1.5m in thickness. The Merensky Reef can be traced along strike for 280km and is estimated to contain 60,000t of platinum-group metals to a depth of 1,200m below surface.

The top of the Critical Zone is generally taken as the top of the Giant Mottled Anorthosite (GMA), a succession of between 50 and 80m comprising mottled and spotted anorthosites.

Main Zone

The overlying Main Zone consists of a sequence of norites grading upwards into gabbronorites. Several marker horizons are present, the chief of which are the Main Mottled Anorthosite (MMA), The Porphyritic Cluster Norite (PCN) and the Upper Mottled Anorthosite (UMA). A ubiquitous pyroxenite layer is present towards the top of the zone, termed the Pyroxenite Marker.

Upper Zone

The base of the overlying Upper Zone is defined by the first appearance of cumulus magnetite above the Pyroxenite Marker.  There are 25 magnetite layers in the Upper Zone; the fourth in the sequence from the base is the Main Magnetite layer, which is the most laterally continuous. The immediate footwall to this magnetite comprises anorthosite, often containing minor sulphide mineralisation. The Main Magnetite is mined in both the western and eastern Bushveld for its vanadium.

Economic Geology of the Bushveld

The BC contains significant deposits of chrome and vanadium in addition to PGM’s. In 2000 South Africa ranked No.1 in the world in reserves of PGM’s, chrome ore and of vanadium. Although PTM’s primary exploration target will be PGM’s on these properties, the possible occurrence of chrome or vanadium deposits on these properties will also be kept in mind during the exploration programme. One of the anticipated prime targets on the Elandsfontein, Onderstepoort and Zandrivierspoort properties is the UG2 Chromitite Layer, which contains significant PGM concentrations and chromite as a by-product.

World setting for Magmatic Platinum Group Element (PGM) deposits

The Platinum Group Metals or elements (PGM’s), include platinum, palladium, osmium, iridium and ruthenium. Although they are concentrated in a variety of geological settings, PGM-dominant deposits are associated mainly with mafic to ultramafic intrusives.

Nine-tenths of the current world production of PGE’s is from PGM dominant ores, with the bulk of the remainder recovered from magmatic nickel-copper sulphide or alluvial deposits. Most Canadian production of PGE’s is recovered as a by-product from the nickel-copper sulphide deposits of the Sudbury area, although a significant amount of PGE’s, mainly palladium, is produced from the Lac des Iles Mine.

There are two principal deposit types of magmatic PGM deposits. The most important type consists of reef-type or stratiform PGM deposits, such as the Merensky Reef and UG2 Chromitite Layer of the Bushveld Igneous Complex, South Africa, and the J-M Reef of the Stillwater Complex, Montana. The second type, referred to as "super solidus breccia" type (SIB type), is exemplified by the Lac des Illes Mine near Thunder Bay , Ontario and River Valley PGM mineralisation near Sudbury, Ontario.

Reef and super-solidus intrusion breccia-type PGM deposits share a number of geological features, but they contrast with each other in several important respects. Reef-type deposits occur as conformable zones within specific layers in large layered mafic to ultramafic intrusions such as the Bushveld and Stillwater complexes that extend for tens to hundreds of kilometres. The SIB-type deposit at Lac des Iles forms irregular crosscutting zones associated with pegmatitic mafic and ultramafic dykes and complex intrusion breccias in a funnel-shaped mafic to ultramafic intrusion about 10 km across.

The majority of PGM deposits and their hosting mafic-ultramafic intrusions or intrusive complexes are Precambrian in age; the Tertiary Skaergard Intrusion is an exception. For reef-type deposits, the host intrusions are generally more than 200 Ma younger than the country rock, reflecting a stable cratonic setting at the time of emplacement. In contrast, the Lac des Iles intrusion and supersolidus intrusion breccia-type mineralisation are nearly coeval with adjacent granites; and regional granitoid rocks are only ca. 30 Ma older.

Genetic models for PGM-dominant deposits involve both magmatic and volatile-related processes. A current model for reef-type deposits invokes injection of a plume of new mafic magma into a large, density-stratified magma chamber. During the subsequent turbulent mixing, minor amounts of immiscible sulphide liquid separate and scavenge PGE’s from the magma. With further cooling and crystallization, the PGM-enriched sulphides descend to the base of the intrusion, forming a PGM-rich layer, the PGM reef. Pegmatitic textures and hydrous minerals common to PGM reefs are likely products of excess volatiles produced by the crystallization of associated volatile-rich phases in the magma.

Magmatic Chromite Deposits

South Africa has about 80% of the world total chrome reserves; most of it derived from the BC ores. Combined with Zimbabwe, Southern Africa has 90% of global chrome reserves and produces 50% of the world's chromite ore.

Chromite seams were deposited along specific magmatic layers during the formation of the layered Bushveld Igneous Complex. These chromite seams and layers can extend for many tens of kilometres, which result in the very large deposits that have been discovered. Extensive geological studies throughout the BC have established the stratigraphic location of the chromitite layers.

Chromite is mined primarily from the UG2, LG and MG chromitite seams of which only the UG2 contains significant amounts of PGM’s.

Samancor is the world’s largest integrated ferrochrome producer operating seven mines on the Eastern Limb of the BC (Jagdlust, Montrose, Doornbosch, Steelpoort, Annex Grootboom and Tweefontein); and five mining operations on the Western Limb of the BC (Waterkloof, Buffelsfontein, Elandsfontein, Millsell and Mooinooi Mines). Samancor has sufficient reserves to support current mining activity for well over 200 years at current rates of extraction. Several platinum mines produce chromite as a by-product.

Two former chrome producers, Ruighoek and Sandspruit, are located about 25 km northwest of the Elandsfontein Property in the Western Limb. The Grasvally Mine is a former chrome producer located about 10 km southwest of PTM’s War Springs Property in the Northern Limb.

Magmatic Ti-Fe-V Oxide Deposits

Magmatic Ti-Fe-V Oxide Deposits are in general formed by the progressive differentiation of liquids residual from anorthosite-norite magma which leads to late enrichment in Fe and Ti and V. Typically plagioclase crystallization results in concentrations of Fe and Ti in residual magmas which typically crystallize to form ferrodiorites and ferrogabbros. Layers form by crystal settling and accumulation on the floors of magma chambers and the disseminated deposits are believed to have formed in-situ. Two genetic models have been suggested; remobilisation of the crystal cumulates into cracks or fractures or emplacement as an Fe-Ti-oxide-rich immiscible melt with little silica. The key control is the development of a late, separate Ti and Fe-rich liquid from a fractionating magma under stable conditions. In layered intrusions such as the BC, the titaniferous magnetite seams are commonly within the upper stratigraphic levels of the complex. Within the BC the vanadium deposits are associated with the 24-magnetite layers found in the Upper Zone of the Complex.

South Africa is the only vanadium producer in Africa, producing 17,000 t in 2000 from reserves estimated at 3 Mt. Production in South Africa is dominated by Highveld Steel and Vanadium and Strategic Minerals Corporation (Stratcor). Highveld operates the Vantra mine, near Brits. Xstrata also have two mining operations, Vantech and Rhovan

Lower Zone PGE Mineralisation on the Northern Limb

PGM mineralisation occurs within ultramafic rocks of the Lower Zone of the Rustenburg Suite, located in the southernmost portion of the Northern limb. This mineralisation occurs at a lower stratigraphic level in the BC compared to the Merensky, UG2 and Platreef mineralised horizons, which occur within the Critical Zone or Main Zone of the Rustenburg Suite. This represents a new PGE exploration target on the Northern Limb. One such zone about 20 m thick contains up to 0.24% Ni, 0.11% Cu, 1.4 ppm Pt and 1.7 ppm Pd (Hulbert and von Gruenewaldt, 1982).

In 2002 Pan Palladium drilled two PGE mineralised zones of this type on their Grass Valley Property (Volspruit Farm) on the southernmost portion of the Northern Limb, south of the War Springs Property. The mineralisation occurs within the Volspruit Pyroxenite, which is within the Lower Zone of the BC. Significant chromite occurs in the overlying Drummondlea Harzburgite-Chromite, which contains two chromitite seams that were mined by Samancor on the adjoining Zoetveld and Grass Valley Farms. See Section Adjacent Properties for details.

Satellite Bodies of Lower and Critical Zone BC

Satellite bodies of Lower and Critical Zone rocks occur within the footwall rocks underlying the BC.  An example occurs on the Zwartfontein Farm. This body contains two 30 cm chromitite seams within a 900 m thick silicate sequence.

Footwall Base Metal Mineralisation

Recently base metal, copper-rich sulphide mineralisation has been discovered occurring along or near the footwall contact of the BC. The sulphide accumulations are often associated with structural traps within the footwall rocks. On the Tweefontein Farm massive, copper-rich sulphide veins occur in the immediate footwall hornfels, with similar veins occurring within the underlying iron formation. Such mineralisation was originally thought to be hydrothermal in origin but is now interpreted to represent footwall, offset mineralisation. Similar copper-rich sulphide veins have been discovered on the Townlands Farm.

Base Metal Mineralisation Associated with Ultramafic Intrusives in the Footwall

Ultramafic intrusives occurring within the basement footwall Transvaal Supergroup rocks have been explored for base-metal (Ni-Cu) potential. These intrusives are postulated to have a different origin from the nearby BC intrusives. In 2001 Falconbridge drilled two holes on the Uitloop 2 ultramafic body, situated on the Townlands farm north of the War Springs Property.

Hydrothermal Gold

The Pilanesberg Gold deposit is located on portions of the Zandrivierspoort and Mahobieskraal Farms, 12 km west of Sun City and approximately 7 km west of PTM’s Elandsfontein Property.

The deposit consists of a series of en echelon auriferous quartz lodes, localised along a NW to NNW trending fault zone that separates quartzite’s of the Pretoria Group in the west from the BC to the east. Much of the gold is concentrated in lodes associated with a subsidiary fault within the Bushveld norites, parallel to the main bounding fault. Government geology maps show this fault and other faults in this series as extending and crossing PTM’s Elandsfontein Property. Oxidation extends to a depth of 40 m, with transition to unoxidised ore at 55 m depth.

The gold-bearing quartz lodes have been traced for 1,400 m along strike and drilled to a depth of 200 m. Lode thickness varies widely, with some quartz blows reaching up to 22 m across. Thin mafic dykes of different generations (both pre- and post-quartz lodes) trend parallel to the fault zone. The mineralisation is believed to be post-BC.

Surface Weathering

Surface weathering of both the Merensky and UG2 Reefs to 40 m or more is quite common. Historical open pit mining of such weathered zones indicates an increase in Pt/Pd for both the Merensky (up to 5) and UG2 (up to 3.2) Weathering destroys the sulphides and remobilises the PGE’s (preferentially Pd and Rh).  Secondary silicate minerals may encapsulate some of the PGE’s.

Structural Geology

Large-scale regional faults, such as the Steelpoort and Rustenburg Faults, and the Brits Graben, are well documented. These structures, as well as local structures, have been mapped by the South African Council for Geoscience at a 1:250:000 scale. Other structural studies have been published in geological journals. The prevalence, magnitude and density of faulting varies across the complex. The area south of the Pilanesberg Alkaline Complex in the vicinity of PTM’s Elandsfontein property includes a number of faults that have affected the location of geological units. Similarly several faults have been mapped in the vicinity of PTM’s War Springs Property.

Recent studies have suggested that fault structures have influenced the Platreef mineralisation to a greater degree than was previously recognized. Regionally there are two principal fault sets that were active before, during and after the intrusion and fractionation of the BC.

Dolerite dykes (up to 30 m wide) and lamprophyre dykes (up to 2 m wide) commonly occur throughout the BC. Pegmatite dykes or veins are also not uncommon. Late hydrothermal quartz-feldspathic veins have been reported associated with the Platreef.

Potholes

Potholing is a term applied to subsidence or slump structures, occurring within both the Merensky Reef and UG2 Chromitite. Potholes are generally circular areas, of varying diameter a few metres to hundreds of metres across, where cumulate layers appear to have sunk into the underlying units. When the reefs are affected, they thin and pinch out on the edges of the pothole and may be thicker towards the centre of the structure. “Potholes” are an important structural feature of the Merensky and UG2 Reefs.

The phenomenon sometimes leads to ground control problems during mining, related to increased fracturing and alteration, possibly due to altered cooling histories and the passage of hydrothermal fluids. PGE grade distribution is often disrupted, although the overall PGE content of the potholed area is reportedly close to undisturbed reef. The degree of potholing can be as much as 25%, as is the case at Lebowa Platinum Mines (previously Atok Mine).  Many of the potholes are not mined.

Dunite Pipes

Transgressive units of coarse-grained ultramafic and mafic pegmatite bodies occur in many areas. These include platiniferous dunite pipes, which have been identified in both the Western and Eastern Limbs. Mining has been confined to four pipes, namely Onverwacht, Mooihoek, Driekop and Maandagshoek, all in the Eastern Limb. Mining of the pipes ceased in the early 1930s. Production was insignificant in comparison to that from ore bodies in the layered rocks. However, some of the highest ore grades in the BC (up to 30 ppm Pt) have been recorded from the pipes. The Pipes are perpendicular to the layering in the enclosing Rustenburg Suite rocks and are surrounded by envelopes of olivine-bronzite-plagioclase. The study of chromite in the pipes indicates that chromitite layers continue across the pipes. It has been suggested that the pipes formed by reaction of hydrothermal solutions streaming through the layered sequence. Similar dunite pipes have been discovered in the Stillwater Complex, another large layered igneous complex with significant PGM reserves located in the Western U.S.A.

Alteration and Post Depositional Structures

Ultramafic Pegmatoid

This is the term applied to (local) replacement of the original lithologies, caused by iron rich ultramafic replacement pegmatoids (IRUP), at a late stage in the emplacement history. These fluids may variably modify the PGE distribution, as well as obliterate the BC stratigraphy and structure. The resultant pipe shaped, discordant, concordant or irregularly shaped disruptive IRUP bodies commonly occur above, below and at the reef horizons.

IRUP bodies are iron-rich, generally containing abundant magnetite. Mineral assemblages usually include clinopyroxene, olivine and Fe-Ti oxides. They have variable diameters up to 300 metres. Mushroom shaped bodies are common. In general, the replacement process seems to prefer the anorthositic rocks. The PGE-chromite layers resist the replacement process and samples of replaced reef still return significant PGE values, however, metallurgical recoveries can be reduced significantly.

Mining is disrupted due to the difficulty in identifying the reef zone.  Because of more limited mining of the Merensky and UG2 Reefs in the eastern lobe of the Bushveld Complex, relatively little is known about regional variations within the reefs.  The precious metal, nickel and copper grades reported generally appear to be economic, but the depth of the Reefs and their faulted nature, together with a large known reserve base in the western lobe, have resulted in limited exploration.

Geology of the Elandsfontein, Onderstepoort and Zandrivierspoort Properties

These properties adjoin Anglo Platinum’s Bafokeng-Rasimone Mine and Styldrift property on the Western Limb of the BC.   Anglo Platinum have opencast mined the UG2 horizon up to the Elandsfontein boundary on the Bafokeng-Rasimone Mine.

The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience.  Map No. 2526 – Rustenburg, covers the Elandsfontein area. The geological map indicates the PTM properties to be underlain by mafic/ultramafic rocks of the Rustenburg Suite of the BC bounded to the northeast by the Pilanesberg Alkaline Complex and bounded to the west and southwest by faults and footwall rocks of the Transvaal Supergroup, predominately quartzite’s of the Magaliesberg Formation. The Merensky and UG2 platinum-bearing Reefs occur in the area. The regional dip in this portion of the Western Limb is 220 to the NE.

Structurally the area occurs at a “hinge” zone in the BC where there is a marked swing in the strike of the BC from northwest to west-northwest. This “hinge” zone is characterized by a series of NW and a series of N to NE trending faults that transect the BC.

There is a Dunite Pipe intruding the BC on the Bafokeng-Rasimone Mine side of the Elandsfontein boundary.

Mapping and a ground magnetometer survey by Royal Mineral Services CC in 2002 on behalf of the original landholders indicated an approximate 600 m strike length of the UG2 reef exposed on surface continuing on strike for 1200m to the NW from the Bafokeng-Rasimone Mine.

On the western side one of the NW-trending faults is expected to cut off the Rustenburg Suite rocks (including the Merensky and UG2 Reefs).

The UG2 Reef can occur up to 400 m below the Merensky Reef.  Available geological maps indicated the two Reefs coming close to each other on the Bafokeng-Rasimone Mine near the border with Elandsfontein.  On Elandsfontein drilling indicates the two reefs have a seven-metre middling.

Geology of the Tweespalk Property

The area has been geologically mapped at a scale of 1:100,000 by M.J. van der Merwe (1976) and at a scale of 1:250,000 by the South African Council for Geoscience (Map No. 2328 – Pietersburg covers the Tweespalk area). This mapping shows the footwall of the BC including the platinum bearing Platreef horizon traversing the Tweespalk property for a strike length of approximately 3.5 km.

Upper Zone rocks of the BC underlie the western portion of the property, Archaean granites and granitic gneiss underlie the eastern portion of the property. A High Resolution Airborne Magnetic and Radiometric Survey completed by PTM in 2002 confirmed the location of the Platreef host zone. It is expected to dip 25o to 40o to the west.

A strike length of approximately 3.5 km of the Main Magnetite Seam (MMS), which occurs as a mineralised horizon within the Upper Zone rocks, may be another potential target.  It is host of significant Vanadium/TiO2 deposits elsewhere in the BC but there is no data available on the vanadium content of the MMS on the Tweespalk Property.

There small faults, but no significant structure indicated on the property, by any of the available mapping, or by the geophysical survey.

Geology of the War Springs Property

The area has been geologically mapped at a scale of 1:100,000 by M.J. van der Merwe (1978) and at 1:250,000 scale by the South African Council for Geoscience. (Map No. 2428 – Nylstroom 1978).  A 5.2 kilometres strike length of BC footwall contact (which is the prospective Platreef host zone) is shown traversing the War Springs property.  There are differences in detail between the two maps, the 1:100 000 (van der Merwe) mapping is considered the most accurate.

The western side of the property is underlain by the Main Zone of the BC.  The eastern side by the footwall to the BC, here comprising shale’s and quartzite’s of the Magaliesberg Formation (Transvaal Supergroup).  The property occurs in an area where the strike of the BC changes from NNW to N, to SW. This hinge area is marked by a series of northeasterly and southeasterly trending faults. The Platreef is expected to dip westerly at 25o to 35o.

Two limestone/dolomite occurrences are shown on the government geological maps, near the western property boundary, in the immediate BC footwall. These footwall rocks are elsewhere associated with higher grade of Platreef PGM mineralisation.

There is a possibility of Merensky or UG2 type reef mineralisation occurring in Critical Zone BC on the western side of the property.

Deposit Types

The BC contains three main PGM rich reefs or horizons, the Merensky Pyroxenite Layer, The UG2 Chromite Layer and the Platreef.  In addition to the PGE mineralisation associated with the Merensky Reef, most chromitite layers in the Critical Zone carry significant concentrations of PGE, to varying degrees, however the UG2 chromitite is the only chromitite layer that is significantly exploited for PGE at present.

The PGM horizons in the Critical Zone come to surface near the margins of the complex and then dip gently down towards the centre.  Overall the Merensky and UG2 horizons show remarkable continuity in along strike and depth.

UG2 Chromitite

The UG2 Chromitite Layer is possibly the largest remaining PGE resource on earth.  It occurs between midway through the Critical zone, with a dip varying between 10º at Rustenburg and 26º in the northwestern lobe. Dips in the Western Sector of the Eastern Bushveld range from 55º to overturned.

The UG2 Chromitite is generally around 1m thick, and relatively impure, containing much interstitial silicate gangue. The interval may comprise one or more chromitite layers, along with stringers and disseminated chromite within pyroxenite. A pegmatoidal pyroxenite usually forms the footwall to the chromitite layer and often contains additional mineralisation. The PGE’s are generally interstitial to the chromite grains, and are concentrated at the base of the chromitite layer.   PGE content of the UG2 Chromitite ranges from 3ppm to 19ppm, and is generally dominated by Pt-Pd sulphides.

Merensky Reef

The Merensky Reef has traditionally been the most important platinum producing layer in the Bushveld Complex, exploitation having commenced in the Rustenburg area in 1929.  Seismic surveys undertaken by the Council for Geoscience (Pretoria) show that reflectors associated with the Merensky Reef can be traced as far as 50km down dip, to depths of 6,000m below surface.

The Merensky Pyroxenite Layer typically 1.5 metres thick (up to 10 metres at Crocodile River).  It occurs between 15 and 400 metres above the UG2.  It is a regular, persistent pyroxenitic assemblage occurring near the top of the Upper Group of the Upper Critical Zone of the Rustenburg Suite.

The Merensky “Reef” normally consists of a proxenite layer, with a basal chromite stringer of a centimetre thickness.  The “reef” is generally only 30cm to 80cm in thickness.  Where the pyroxenite and chromitite do not directly overlie footwall rocks of anorthosite or norite; harzburgite or pegmatoidal pyroxenite with further pyroxenite may underlie the basal chromitite stringer.  A second or upper stringer may also be developed near the top of the Merensky Pyroxenite, especially where the pyroxenite is thick.

The Merensky Reef itself is characterised by its high PGM grades compared to the chromitite layers in the BC and the high ratio of platinum to the other PGM’s.  Sulphides, with PGM’s are associated with the top and bottom chromitite layers, but the mineralisation can also extend into the footwall and hangingwall.

Platreef

The origin and nature of the Platreef platinum mineralisation differs completely from that in the Merensky Reef and UG-2 chromitite layer (von Gruenewalt et al., 1985).  Although the rock types within this discordant reef are similar to those encountered in the upper critical zone (Gain and Mostert, 1982), mineralisation is considered to have formed in response to contamination of the magma by country rocks (Buchanan et al., 1981).  Correlations between the Platreef and Merensky Reef based on geochemical characteristics are meaningless (Vermaak et al., 1999).  Platreef mineralisation occurs as soon as it is in contact with soft sediments that are capable of providing a source of sulphur, similar to a reaction-type skarn (Vermaak et al., 1999).

The nature of the magma transgression across this floor is important.  Softer shale and dolomitic sediments have been eroded or compressed into synformal-like, (possibly) pressure-induced basins along the floor of the chamber and have contributed sulphur and volatiles to the magma. So that the best mineralisation occurs when dolomite is the footwall (in a synform) or when xenoliths of dolomite have been floated off and occur involved with the remnants of the Platreef skarn lobules.

Resistant quartzitic sediments (and the granites) form antiform-like abutments into the magma chamber and were unable to contribute the sulphur and volatiles.  Dolomitic xenoliths that floated into the magma but away from the sulphur and volatile rich synforms in the floor do not appear to have reacted to the same degree and mineralisation is inevitably sub-economic

The primary source for dolomite is obviously the Malmani Subgroup (Chuniespoort Group) but it should be noted that virtually all the thick shaley sediments (Smelterskop, Dwaalheuwel and Duitschland Formations) that form the floor of the Bushveld Complex at Mokopane contain limestone or dolomite layers.

Dolomitic xenoliths seem to have floated northwards along the contact of the Bushveld rocks with the granitic floor.  These possibly assisted in giving rise to the lower grade mineralisation of that area although the precise model is not understood.

Mineralisation

There are no publicly available historical records or documentation of any mineralisation on any of the properties. The northeastern boundary of the Elandsfontein Property is located within 30m of one of Anglo Platinum’s open pits, where the UG2 Reef was mined during 2002.  Tweespalk and War Springs are both situated along the Platreef strike and there is current vigorous exploration on the neighbouring farms.

Exploration

Elandsfontein

See “Drilling” on the following page.

Onderstepoort

No exploration has been carried out on this farm during the reporting period.

Tweespalk

The Company has been compiling soil sampling and geological exploration completed by the previous operators on the War Springs Platinum Project. It was anticipated that this work would generate targets for drill testing.

The initial sampling work in rock and soil sampling identified elevated platinum, palladium, nickel and copper values in the area near where the Platreef contact area was indicated by ground mapping and airborne geophysical surveys. However there were issues with the data and it has not been passed for public release. The problems have to do with the survey of the grid and with sampling and assay procedures.

Grab rock samples taken from an outcrop close to the BC basal contact returned assays ranging from background to 0.62 g/t platinum, palladium and gold (0.193 g/t Pt, 0.378 Pd, 0.049 g/t Au). 400 metres spaced soil sample grid lines identified areas with anomalous platinum, palladium, nickel and copper values (more than 20 ppb Pt+Pd, more than 50 ppm nickel and more than 100 ppm copper).

Previously Magnetic and Radiometric Survey was completed by GAP Geophysics on PTM’s behalf, covering the Tweespalk Property.  A total of 720 line-km of survey were completed with lines spaced 50 m apart and a mean terrain clearance of 50 m.  Magnetic data was collected every 1/10th of second (approximately every 5 m) and radiometric data collected every second (approximately every 50 m).  Interpretation of this data indicated the BC/basement contact as well as the overlying Upper Zone and Main Zone contacts.

War Springs

No exploration has been carried out on this farm during the reporting period.

Drilling

Elandsfontein

The author has had no involvement with any of the work on this project.  The information under this Item is a synopsis from Snowden Mining Industry Consultants (Pty) Ltd reports dated 16 October 2003 and 17 December 2003 (Snowden have approved all comments and references to their reports in this filing).

PTM commissioned a surface-drilling programme consisting of 36 shallow diamond drill holes with the Merensky and UG2 reefs on Elandsfontein as targets. This programme, managed by a geological contracting company, was completed on 30 June 2003.  The drilling was done in two adjacent blocks of ground, with borehole spacing from 100 down to 50 metres.  Area A is the extreme northeastern corner of the property.  Area 1 is adjacent to and to the south of Area A and adjacent to the Bafokeng-Rasimone Mine.

Snowdens were engaged by Platinum Group Metals RSA Pty Ltd to complete a review and audit of all of the technical work up to 30 June 2003 on the Elandsfontein Property; and to make an assessment of the UG2 and Merensky Reef resources on the property.  This is still work in progress, however some has been completed.

Snowden's have completed drilled four twinned holes under their own custody and control.  This twinned drilling confirmed that some of the original holes had been stopped short of their targets.

The technical audit highlighted several issues that in Snowdens opinion would have a material effect on any Resource Estimate being derived from the exploration data in its current state.  The remedial steps taken included the validation of the drillhole collar positions, the review of the drilling records, the review and validation of the geological logs, an assessment of the results of the existing Quality Assurance and Quality Controls (QA/QC) of the analytical procedures and an external QA/QC programme implemented by Snowden.

A draft Technical Audit Report from Snowdens was received by PTM on 17 December 2003.  Snowden recommended that their borehole logging be used rather than the original logging for Resource modelling.  The results for the external quality assessment were favourable for the Pt and Pd repeatability (less so for Rh) and that overall the assay results from both laboratories used for the assessment constituted a low to medium risk in any Resource Estimate that may be derived from the results.

Snowdens have also completed a preliminary Mineral Resource estimate for Area 1.

No illustrations, aside for the general locality plan, have been prepared for this project for the 43-101.  Technical work on this project is not complete.

PTM is continuing to advance the project towards a potential mining authorization as required by the purchase option agreement.

Onderstepoort

PTM has not completed any surface exploration on this property and there is nothing to report in this section.

Tweespalk

On 4th October 2003 the company announced that it was initiating a drilling programme on the Tweespalk Platinum Project in the Northern Limb of the Bushveld Complex South Africa. The Tweespalk drill programme is planned for 1000 meters with a further 500 meters in phase 2.   This drilling is aimed at getting stratigraphic information.  It is still in progress and there is nothing to report.

War Springs

PTM has not completed any surface exploration on this property and there is nothing to report in this section.

Zandrivierspoort

PTM has not completed any surface exploration on this property and there is nothing to report in this section.

Sampling Method and Approach

See “Mineral Resource and Mineral Reserve Estimates” below.

Sample Preparation, Analyses and Security

See “Mineral Resource and Mineral Reserve Estimates” below.

Data Verification

See “Drilling” above.

Mineral Resource and Mineral Reserve Estimates

Work towards a Mineral Resource was completed on the Elandsfontein property only, during this reporting period.

The author has had no involvement with any of the work on this project.  The information under this Item is a synopsis from Snowden Mining Industry Consultants (Pty) Ltd reports dated 16 October 2003 and 17 December 2003.  No detailed information is being presented here. Snowden have approved this commentary.

Snowden completed a Mineral Resource estimate from the contractor managed drilling program and their own twinned drilling on the southernmost Area 1, adjacent to the Bafokeng Rasimone Mine lease area.  This is a very small triangular piece of ground, measuring 600 metres by 300 metres.  Their preliminary estimate is for an Inferred Resource, containing 153 000 tonnes of UG2 over an average 66 cm thickness at 1.31 g/t 3PGE+Au with an SG of 3.69.  Assay QC has not yet been completed for the drillhole sampling.

An additional Resource estimate is being prepared for the northernmost Area A.  The core in this area was less affected by IRUP and both UG2 and Merensky Reef was present.

Area 1 has been drilled with 17 shallow diamond drillholes of the original program and two twinned holes drilled by Snowdens (drilling predominantly using an NQ barrel).  Drillholes ranged from 32 metres to 101 metres length.   The drilling program suffered from very poor core recovery and poor core management by the original contractor.

The Snowden report details high anticipated geological loses within Area 1.  These are estimated to be 41%, resulting from the combined effects of IRUP replacement, weathering and faulting (to put this into context. geological losses on four Western Bushveld were reported ranging from 22% to 35%).

IRUP replacement is estimated as the most serious geological loss.  This could be due to proximity of this block of ground to a dunnite pipe on neighbouring property. Core in most of the holes was affected by IRUP, which replaced from 0.1% to 76% of the core.  IRUP replacement increased in a trend from south to north.

Weathering has affected the BC rocks to an average depth of 28 metres below surface.  NE trending faults lead to additional geological losses.

Recommendations

The following exploration programs are recommended for PTM’s Elandsfontein, Onderstepoort, Tweespalk, War Springs and Zandrivierspoort Properties. The objective of these programs will be to confirm the presence of platinum orebodies, establish favourable geology and stratigraphy and where possible locate and trace the Platinum Reefs on surface.

Elandsfontein, Onderstepoort and Zandrivierspoort

Exploration programs as laid below are recommended for these properties.

War Springs and Tweespalk

Exploration programs as laid out below are recommended to test for Platreef and other targets on the properties.

Phase 1 Initial fieldwork

  Establish the position of the footwall contact.

  Identify anomalous concentrations of sulphide mineralisation.

  Identify potential structural features.

  Identify priority drill hole positions.

  Commence sample assay lab quality control procedures

Phase 2 Confirmatory fieldwork

  Confirm the presence of Platreef mineralisation suggested by the previous phase by diamond drilling.

  Establish downdip and along strike continuity of mineralisation.

  Identify potential structural features.

  Identify priority drill hole positions.

Phase 3 Resource drilling and resource categorisation

  Confirm the presence of Platreef mineralisation suggested by the previous phase.

  Establish downdip and along strike continuity of mineralisation.

  Identify potential structural features.

  Identify priority drill hole positions.

  Classify a Resource (Indicated or Measured) to SAMREC, JORC and NI 43- 101 standards

The Agnew Lake Property, Ontario

Property Description and Acquisition

Agnew Agreement

Pursuant to an option agreement dated March 1, 1999 (the "Agnew Agreement") between the Company and Donald Hawke and Gregory Campbell (collectively, the "Agnew Optionors"), the Company was granted the sole and exclusive right and option to acquire up to a 99% interest in and to the Agnew Lake Property.  The Agnew Lake Property was initially comprised of 201 mineral claims totalling 3,216 hectares overlying a mafic intrusive complex located near Sudbury, Ontario.  Pursuant to additional staking by the Company and the ProAm Agreement described below, the Agnew Lake Property now comprises 551 minerals claim unit in 219 claim blocks totalling 8,816 hectares.  See Figure 3.

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

$35,000 on March 1, 2003; (paid)

(v)

$45,000 on March 1, 2004; (paid)

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

On March 1, 2004, the Company notified the Agnew Optionors that it had completed its obligations under the Agnew Agreement and had vested its 99% interest in the Agnew Lake Property.

PFN Agreement

On June 18, 2000, a Letter of Intent (the "PFN LOI") was entered into between the Company and Pacific North West Capital Corp. (“PFN”) with respect to the Agnew Lake Property.  The terms of the PFN LOI were subsequently formalized in an Option Agreement (the “PFN Option Agreement”) executed between the Company and PFN on August 15, 2000 and further amended on August 16, 2001.  Pursuant to the terms of the PFN Option Agreement, PFN may acquire 50% of all of the Company’s rights and interests in the Agnew Lake Property.  In order to vest its 50% interest, PFN must incur exploration expenditures of $500,000 on or before the fourth anniversary and become responsible for the fulfilment and completion of cash and share payments due to the Agnew Optionors pursuant to the Agnew Agreement.  If exploration expenditures totalling $500,000 have not been incurred by PFN by the fourth anniversary date, PFN may pay the amount of the deficiency to NMM in cash or by the issuance of common shares of PFN.  Additional consideration to the Company pursuant to the PFN Option Agreement includes:

(a)

Cash payments totalling an aggregate of $200,000 over a four-year period as follows:

(i)

$30,000 upon the execution of the PFN LOI; (paid)

(ii)

$35,000 on the first anniversary; (paid)

(iii)

$35,000 on the second anniversary; (paid)

(iv)

$45,000 on the third anniversary (paid); and

(v)

$55,000 on the fourth anniversary.

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

(iv)

75,000 common shares of PFN within 45 days of Kaymin electing to proceed with the 2002 exploration program; (issued)

(v)

75,000 common shares of PFN within 45 days of Kaymin electing to proceed with the 2003 exploration program; (issued) and

(vi)

75,000 common shares of PFN within 45 days of Kaymin electing to proceed with the 2004 exploration program.

PFN was appointed the operator of the property and is responsible for completion of all assessment and filing requirements as long as it remains operator of the Agnew Lake Property.  PFN also staked an additional 11 claim blocks totaling 1,232 hectares (3,043 acres) which became part of the Agnew Lake Property.

Kaymin Agreement

A Heads of Agreement was entered into on December 19, 2000 (the “Heads of Agreement”) pursuant to which the Company and PFN proposed to option a 65% interest in the Agnew Lake Property to Kaymin Resources Ltd. (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited, the world’s largest producer of platinum group metals.  The Heads of Agreement outlined the basis on which the parties were prepared to negotiate in good faith a definitive earn-in agreement.  Until such time, there were no legally binding obligations among the parties and the terms of the Heads of Agreement were to remain confidential while Kaymin conducted due diligence of the Agnew Lake Property.

In June 2001, a Farm-In Agreement dated May 25, 2001 (the “Farm-In Agreement”) was executed among Kaymin, the Company and PFN, which set out the definitive earn-in terms and legally binding obligations.  Pursuant to the terms of the Farm-In Agreement, Kaymin may acquire a 50% interest in the combined rights and interests of the Company and PFN (or in other words, a 49.5% undivided interest in the Agnew Lake Property) by funding or otherwise incurring exploration and development expenditures on the property of not less than $6.0 million by December 31, 2004 and making cash payments of $200,000 to each of the Company and to PFN as follows:

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

(b)

Exploration expenditures totaling $6 million over a four-year period as follows:

(i)

$226,205 for reimbursement of PFN’s previous exploration expenditures on the Agnew Lake Property which shall count towards the $6 million earn-in expenditures; (paid)

(ii)

a cumulative amount not less than $1.4 million by December 31, 2001; (completed)

(iii)

a cumulative amount not less than $2.65 million by December 31, 2002; (completed)

(iv)

a cumulative amount not less than $4.15 million by December 31, 2003; and

(v)

a cumulative amount not less than $6 million by December 31, 2004.

The Company remains responsible for its underlying property option payments to the Agnew Optionors, but the expenditures of Kaymin will be credited towards the Company’s and PFN’s earn-in requirements.

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

In the event that PFN does not incur its required earn in expenditures of $500,000 on its own account (i.e. if another party incurs the expenditures) PFN may exercise its earn in right by payment of $500,000 worth of PFN shares to the Company at any time before PFN’s earn in deadline of December 20, 2004.  By an amendment to the original agreement dated August 16, 2001, PFN has agreed to pay the Company incremental payments towards their earn in requirement.  Commencing in 2001, 75,000 PFN shares will be paid annually to the Company for four years (the first three installments of which have been received), unless PFN exercises its earn in right earlier.  The shares will be valued according to the ten-day average market price at their time of issue, but in no case at a value less than $0.60 per share.

The Agnew Lake Farm-in Agreement was amended on October 10, 2001 to defer $329,000 in exploration expenditures from 2001 to 2002 such that Kaymin was required to fund a minimum of $109,000 exploration expenditures prior to December 31, 2001. The deferred expenditures were rolled forward to 2002 with the required cumulative expenditures to December 31, 2002 remaining unchanged at $2.65 million. As of June 2, 2003, the Company was notified by PFN that Kaymin’s expenditures to December 31, 2002 totalled $2,174,898.

The Agnew Lake Farm-in Agreement was further amended on October 10, 2003 and November 25, 2003 so Kaymin’s requirement to complete cumulative work commitments of $4,150,000 was extended, from December 31, 2003 to December 31, 2004.  Similarly, Kaymin’s requirement to complete cumulative work commitments of not less than $6,000,000 by December 31, 2004 was extended to December 31, 2005.

ProAm Agreement

Pursuant to an Agreement dated October 21, 2001 (the “ProAm Agreement”), the Company and PFN were granted an option to acquire up to a 100% interest in three claim blocks internal to the Agnew Lake Property (the “ProAm Property”) from ProAm Explorations Corporation (“ProAm”). Under the terms of the ProAm Agreement, the Company and PFN can earn a 100% interest in the ProAm Property by making cash payments totaling $30,000, issuing 29,091 Common Shares to ProAm, issuing 21,000 common shares of PFN to ProAm, making certain pre-production royalty payments annually and undertaking $400,000 in exploration expenditures as follows:

(a)

Cash payments totaling an aggregate of $30,000 over a two-year period as follows:

(i)

$8,000 within 10 days regulatory approval; (paid)

(ii)

$10,000 on the first anniversary of the ProAm Agreement; (paid)

(iii)

$12,000 on the second anniversary of the ProAm Agreement (paid).

(b)

29,091 Common Shares and 21,000 common shares of PFN as follows:

(i)

8,485 Common Shares and 6,000 common shares of PFN within 10 days of regulatory approval; (issued)

(ii)

9,697 Common Shares and 7,000 common shares of PFN on the first anniversary of the ProAm Agreement; (issued) and

(iii)

10,909 Common Shares and 8,000 common shares of PFN on the second anniversary of the ProAm Agreement (issued).

(c)

Exploration expenditures totaling $400,000 in exploration expenditures on the ProAm Property by the fourth anniversary of the ProAm Agreement (the Company has not been notified by PFN as to the extent of expenditures on the ProAm Property); and

(d)

Beginning on the fifth anniversary of the ProAm Agreement, making annual payments of $6,000 in pre-production royalties from which ProAm would be required to settle the advance royalty payable to the underlying vendor (Mr. James Bond II).

Under the terms of the ProAm Agreement, the ProAm Property became part of the Agnew Lake Property, and is subject to the Agnew Agreement and the Kaymin Agreement described above.  Kaymin has assumed the underlying cash property option payments, which will also be credited to Kaymin's earn-in requirements, but the share installments remain the responsibility of the Company and PFN, respectively.

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

Location and Description

Information italicized below has been excerpted from a Report dated July 15, 2002 entitled “Phase II Surface Exploration Program, Agnew Lake Property” by Scott Jobin-Bevans, M.Sc., P.Geo. and Grant Mourre, M.Sc., a Report dated October 31, 2002 entitled “Review of Phase I Drilling Results, Agnew Lake Property for Platinum Group Metals Ltd. as at August 31, 2002” by Derry, Michener, Booth & Wahl Consultants Ltd and a report dated May 1, 2003 entitled Summary of Phase 2 Diamond Drilling Program, Agnew Lake Property by Grant Mourre, M.Sc., P.Geo and Scott Jobin-Bevans, M.Sc., P.Geo..

The Agnew Lake property is situated in the Sudbury Mining Division of Ontario, in Shakespeare, Dunlop, Shibananing, Gough and Porter Township (centred at 428193mE, 5135210mN – NAD27, Zone 17; NTS sheet 41I/5).

The Agnew Lake property lies approximately 100 km west-southwest of the city of Sudbury, and 9 km north of the village of Webbwood.  The western part of the property is accessible from the Westbranch Road, and the southeast portion is accessible from the Agnew Lodge Road.  Agnew Lake provides boat access to the east and northern parts of the property, and a Hydro One power line,, and a series of logging roads cut the northern and central parts of the intrusion, respectively. The Agnew Lake property is accessible year round.  The climate is typical of the Southern shield. Four distinct seasons are evident. Surface exploration can be conducted 7 –8 months of the year with the optimum period ranging from early April until late October.

The Agnew Lake Property contains no known body of commercial ore.

The following is a summary of the claims comprising the Agnew Lake Property as at the date of this Form 20-F Annual Report:

Claim details for the Agnew Lake Property

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1229584	15	240	Dunlop	July 12, 1999	July 12, 2004
S1229585	9	144	Dunlop	July 12, 1999	July 12, 2004
S1229586	10	160	Dunlop	July 12, 1999	July 12, 2004
S1236172	16	256	Shakespeare	March 5, 1999	March 5, 2005
S1236167	16	256	Shakespeare	March 5, 1999	March 5, 2005
S1236168	15	240	Shakespeare	March 5, 1999	March 5, 2005
S1236170	15	240	Shakespeare	March 5, 1999	March 5, 2005
S1236166	16	256	Shakespeare	March 5, 1999	March 5, 2005
S1236171	4	64	Shakespeare	March 5, 1999	March 5, 2005
S1236169	15	240	Shakespeare	March 5, 1999	March 5, 2005
S1236173	4	64	Shakespeare	March 5, 1999	March 5, 2005
S1236174	8	128	Gough	March 5, 1999	March 5, 2005
S1236175	16	256	Dunlop	March 5, 1999	March 5, 2005
S1236176	16	256	Dunlop	March 5, 1999	March 5, 2005
S1236162	2	32	Dunlop	March 5, 1999	March 5, 2005
S1236163	4	64	Dunlop	March 5, 1999	March 5, 2005
S1236164	15	240	Dunlop	March 5, 1999	March 5, 2005
S1236165	8	128	Dunlop	March 5, 1999	March 5, 2005
S1236177	3	48	Shibananing	March 5, 1999	March 5, 2005
S953446	1	16	Shibananing	March 24, 1987	March 24, 2004
S954067	1	16	Gough	March 24, 1987	March 24, 2004
S954074	1	16	Gough	March 24, 1987	March 24, 2004
S953447	1	16	Shibananing	March 24, 1987	March 24, 2005
S954004	1	16	Gough	March 24, 1987	March 24, 2004
S954005	1	16	Gough	March 24, 1987	March 24, 2004
S954006	1	16	Gough	March 24, 1987	March 24, 2004

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S954007	1	16	Gough	March 24, 1987	March 24, 2004
S954008	1	16	Gough	March 24, 1987	March 24, 2004
S954009	1	16	Gough	March 24, 1987	March 24, 2004
S954010	1	16	Gough	March 24, 1987	March 24, 2005
S954012	1	16	Gough	March 24, 1987	March 24, 2004
S954013	1	16	Gough	March 24, 1987	March 24, 2004
S954065	1	16	Gough	March 24, 1987	March 24, 2005
S954066	1	16	Gough	March 24, 1987	March 24, 2004
S954068	1	16	Gough	March 24, 1987	March 24, 2004
S954069	1	16	Gough	March 24, 1987	March 24, 2004
S954070	1	16	Gough	March 24, 1987	March 24, 2004
S954071	1	16	Gough	March 24, 1987	March 24, 2004
S954072	1	16	Gough	March 24, 1987	March 24, 2005
S954073	1	16	Gough	March 24, 1987	March 24, 2004
S1223075	10	160	Dunlop	May 22, 1998	May 22, 2006
S1229506	2	32	Dunlop	July 3, 1998	July 3, 2004
S1024194	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024181	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024182	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024183	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024190	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024191	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024200	1	16	Shibananing	July 25, 1989	July 25, 2004
S1116166	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116167	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116168	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116169	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116170	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116171	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116172	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116173	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116174	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116175	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116176	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116177	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116178	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116179	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116180	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116181	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116182	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116183	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116184	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116185	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116186	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116187	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116188	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116189	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116190	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116191	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116192	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116193	1	16	Dunlop	July 25, 1989	July 25, 2004

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1116194	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116195	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116204	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116205	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116206	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116207	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116208	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116209	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116210	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116211	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116212	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116216	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116217	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116218	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116219	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116220	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116221	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116222	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116223	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116224	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116225	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116226	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116227	1	16	Dunlop	July 25, 1989	July 25, 2005
S1116228	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116229	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116230	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116231	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116232	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116233	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116234	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116235	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116236	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116237	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116238	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116241	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116242	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116249	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116250	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116254	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116255	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116256	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116257	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116348	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116349	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116350	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116351	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116352	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116353	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116354	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116355	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116356	1	16	Dunlop	July 25, 1989	July 25, 2004

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1116357	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116361	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116362	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116258	1	16	Dunlop	August 4, 1989	August 4, 2004
S1116259	1	16	Dunlop	August 4, 1989	August 4, 2004
S1116260	1	16	Dunlop	August 4, 1989	August 4, 2004
S1116261	1	16	Dunlop	August 4, 1989	August 4, 2004
S1116262	1	16	Dunlop	August 4, 1989	August 4, 2004
S1116263	1	16	Dunlop	August 4, 1989	August 4, 2004
S1116373	1	16	Shakespeare	August 4, 1989	August 4, 2004
S1116374	1	16	Shakespeare	August 4, 1989	August 4, 2004
S1116375	1	16	Shakespeare	August 4, 1989	August 4, 2004
S1119135	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119140	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119141	1	16	Gough	August 4, 1989	August 4, 2004
S1119145	1	16	Gough	August 4, 1989	August 4, 2004
S1119146	1	16	Gough	August 4, 1989	August 4, 2004
S1119147	1	16	Gough	August 4, 1989	August 4, 2004
S1119148	1	16	Gough	August 4, 1989	August 4, 2004
S1119149	1	16	Gough	August 4, 1989	August 4, 2004
S1119150	1	16	Gough	August 4, 1989	August 4, 2004
S1119155	1	16	Gough	August 4, 1989	August 4, 2004
S1119164	1	16	Gough	August 4, 1989	August 4, 2004
S1119165	1	16	Gough	August 4, 1989	August 4, 2004
S1119166	1	16	Gough	August 4, 1989	August 4, 2004
S1119170	1	16	Gough	August 4, 1989	August 4, 2004
S1224120	4	64	Porter	December 14, 1998	December 14, 2004
S953445	1	16	Shibananing	March 24, 1987	March 24, 2005
S953448	1	16	Shibananing	March 24, 1987	March 24, 2004
S953449	1	16	Shibananing	March 24, 1987	March 24, 2005
S953444	1	16	Shibananing	March 24, 1987	March 24, 2006
S954011	1	16	Gough	March 24, 1987	March 24, 2004
S954064	1	16	Gough	March 24, 1987	March 24, 2006
S1229970	6	96	Dunlop	April 9, 1998	April 9, 2005
S1116202	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116203	1	16	Dunlop	July 25, 1989	July 25, 2004
S1024184	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024185	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024186	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024187	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024188	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024189	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024192	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024193	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024195	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024196	1	16	Shibananing	July 25, 1989	July 25, 2004
S1024197	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024198	1	16	Shibananing	July 25, 1989	July 25, 2008
S1024199	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024201	1	16	Shibananing	July 25, 1989	July 25, 2004
S1116200	1	16	Dunlop	July 25, 1989	July 25, 2004

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1116201	1	16	Dunlop	July 25, 1989	July 25, 2005
S1116239	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116240	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116243	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116244	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116245	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116246	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116247	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116248	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116251	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116252	1	16	Dunlop	July 25, 1989	July 25, 2004
S1116253	1	16	Dunlop	July 25, 1989	July 25, 2004
S1119136	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119138	1	16	Shibananing	August 4, 1989	August 4, 2007
S1119139	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119143	1	16	Gough	August 4, 1989	August 4, 2004
S1119144	1	16	Gough	August 4, 1989	August 4, 2004
S1119185	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119186	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119187	1	16	Shibananing	August 4, 1989	August 4, 2005
S1119191	1	16	Shibananing	August 4, 1989	August 4, 2004
S1119137	1	16	Shibananing	August 4, 1989	August 4, 2006
S1119142	1	16	Gough	August 4, 1989	August 4, 2007
S1246434	6	96	Dunlop	October 30, 2000	October 30, 2004
S1191269	2	32	Gough	October 30, 2000	October 30, 2004
S1246188	12	192	Gough	October 30, 2000	October 30, 2004
S1240237	7	112	Shibananing	October 30, 2000	October 30, 2004
S1244326	1	16	Shibananing	October 30, 2000	October 30, 2004
S1246494	8	128	Dunlop	November 8, 2000	November 8, 2004
S1246496	2	32	Dunlop	November 8, 2000	November 8, 2004
S1246515	5	80	Shibananing	November 8, 2000	November 8, 2004
S1246190	4	64	Shibananing	October 30, 2000	October 30, 2004
S1246189	15	240	Dunlop	October 30, 2000	October 30, 2004
S1221504	15	240	Dunlop	August 10, 2001	August 10, 2004
S1221505	4	64	Shibananing	August 10, 2001	August 10, 2004
S1221506	10	160	Shibananing	August 10, 2001	August 10, 2004
S1221507	11	176	Shibananing	August 10, 2001	August 10, 2004
S1229998	12	192	Gough	October 30, 1998	October 30, 2004
S1229999	16	256	Shakespeare	October 30, 1998	October 30, 2004
S1230000	13	208	Shakespeare	October 30, 1998	October 30, 2004

(1)

The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario.  All claims remain in good standing as at the date of this Form 20-F Annual Report.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Agnew Lake property is characterized by a rocky landscape interspersed with areas of low relief occupied by lakes, swamps, marsh and muskeg.  Bedrock exposure within the property accounts for approximately 15-20% of the land surface.  The remaining scenery is characterized by dense forest of mainly birch, maple, spruce, poplar and pine trees.  Approximately 75% of the northern contact is exposed along the NE-SW striking, Hydro One power line. The Agnew Lake property lies approximately 100 km west-southwest of the city of Sudbury, and 9 km north of the village of Webbwood.  The western part of the property is accessible from the Westbranch Road, and the southeast portion is accessible from the Agnew Lodge Road.  Agnew Lake provides boat access to the east and northern parts of the property, and a Hydro One power line,, and a series of logging roads cut the northern and central parts of the intrusion, respectively. The Agnew Lake property is accessible year round.  The climate is typical of the Southern shield. Four distinct seasons are evident. Surface exploration can be conduced 7 –8 months of the year with the optimum period ranging from early April until late October.

History

1954: Dominion Gulf Company completed 2 diamond drill holes in the southwest corner of the intrusion.  Results are unknown.

1967: Broulan Reef mines Ltd. completed airborne magnetometer, electromagnetic survey.  Location and results are unknown.

1968: Broulan Reef Mines Ltd. conducted a ground electromagnetic survey.  Location and results unknown.

1969: Falconbridge Nickel Mines ltd. completed a 380 ft diamond drill hole along the east-central edge of the intrusion.  The hole intersected 214 feet of Huronian metasediment and 62 feet of sheared and highly altered gabbro containing finely disseminated pyrite.  Assay results are unknown.

1974: Inco Ltd. conducted a 2-day reconnaissance sampling program in Shakespeare Township.  A total of 8 samples were collected, none of which were apparently assayed.

1986: As part of a regional examination of ‘Nipissing’ rocks in the Sudbury area, BP Resources Canada Ltd. completed reconnaissance sampling in Shakespeare Township.  Five samples returned values of >1 g/t combined Pt+Pd in the area they subsequently named the A-Zone of the Agnew Lake Intrusion (Appendix 7).

1987: BP Resources Canada Ltd. acquired 27 claims in Gough and Shibananing Township.  The company completed an airborne magnetometer and VLF survey over part of the complex.  A grid was established over the A-Zone and several lines of induced-polarization survey were completed.  Reconnaissance prospecting was carried out in the areas of the contact zones. Assay results included 5 samples with combined Pt+Pd >1 g/t (105 samples in total).  The best result was 4.1 g/t Pt+Pd.

1988: BP Resources Canada Ltd. re-established the A-Zone grid and completed 6.3 line km of induced-polarization survey.  Mapping and sampling of the A-Zone outlined mineralization over a 25-35 m wide interval extending intermittently for 700 m along strike.  Thirty-eight (38) of 142 samples assayed over 1 g/t combined Pt+Pd, and 9 samples returned values >2 g/t Pt+Pd.

1989: BP Resources Canada Ltd. completed four diamond drill holes totalling 542m on the A-Zone. Results from core samples ranged up to 1 g/t combined Pt+Pd.  Based on the drill hole results, most of the remainder of the Agnew Lake Intrusion was acquired by staking or option agreement.

1990: BP Resources Canada Ltd. established grids on the margins of the complex in the areas they named the B-, B2- (Brunne Option), C- and D-Zones. A two man geological team conducted prospecting in these areas as well as along four widely spaced traverse lines through the central parts of the complex.  A total of 923 surface samples were obtained, of which 144 returned combined Pt+Pd values >1 g/t.  The most significant results are summarized in Table 1.  BP Resources Canada Ltd. completed 28 diamond drill holes totalling 4801m on the B-, B2-, C- and D-Zones.  Significant results are summarized in Table 2.

1992-1993: BP Resources Canada Ltd. was disbanded and the Agnew claims transferred to Inco Ltd. Inco conducted a bulk channel sampling program on the B- and D-Zones.  The bulk sample results indicate average grades of 56 ppb Pt and 188 ppb Pd for B-Zone mineralization, and 634 ppb Pt and 163 ppb Pd for D-Zone mineralization.

1998: The Inco claims over the Agnew Lake Intrusion were acquired by two local geologists, who staked additional ground including the Bye Zone.  Prospecting of the latter area returned values up to 1.5 g/t Pt, 5.4 g/t Pd and 10.5 g/t Au.  An independent American prospector staked a small area in the south central part of the Agnew Lake Intrusion in late 1998 – the ProAm Property.

Table 1. Selected results from BP Resources Canada Ltd.

1990 surface sampling program.

A-Zone
Sample	Au (ppb)	Pt (ppb)	Pd (ppb)	Rh (ppb)
12152	198	869	5060	120
B-Zone
12294	388	1263	1777	37
12439	318	750	2440	55
B2-Zone (Brunne Option)
12271	307	867	5600	129
12313	109	651	5410	95
12509	35	717	3860	119
C-Zone
12762	280	635	1653	41
12803	154	1079	1564	54
D-Zone
12574	396	2350	339	50
12576	206	3340	356	62
12576	306	4180	432	58
12860	68	3160	411	132
12868	229	2027	6440	686
O’Brien Zone (V31) – Nipissing Gabbro
13341	635	1439	14220	N/A

Table 2. Selected results from drill core samples, BP Resources Canada Ltd., 1990.

B-Zone
DDH #	Interval (m)	Au (ppb)	Pt (ppb)	Pd (ppb)
90-B-15	30.0-31.0	23	552	2168
90-B-16	23.0-24.0	34	266	1620
90-B-17	7.0-8.0	6	326	1017
90-B-18	210.0-211.0	16	731	1749
C-Zone
90-C-01	83.95-85.0	14	174	903
D-Zone
90-D-02	46.0-47.0	15	524	1081
90-D-07	358.0-359.0	37	1321	4570
90-D-09	561.0-562.0	126	459	1518

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

The Agnew Lake Intrusion is exposed as a crudely elliptical body measuring roughly 10 km by 6 km, with its long axis trending about 110°.  The complex is hosted by sulphur-poor granitic rocks of the Ramsey-Algoma Granitoid suite, and the intrusion is overlain by Matinenda Formation conglomerate, which forms part of the lower sedimentary sequences in the Huronian Supergroup.  Post-emplacement faulting and late emplacement of mafic dykes and/or sills generally obscure the contact relations at the base and along the exposed contact of the complex.  In a few locations, mainly along the northern contact, quenching of the Agnew magmas is evidenced by occasional exposures of highly altered and chilled marginal gabbros.  Some degree of at least localized partial melting of the country rocks is evident with the rare occurrence of net-textured granitic veins within the chilled marginal rocks.  At localities where the upper contact of the intrusion is exposed there is no evidence of melting or metamorphic effects within the overlying Matinenda Formation.

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

Inclusion-bearing Unit (5a): Varitextured and massive gabbronorite and leucogabbronorite with inclusions of melagabbronorite, footwall granite, and large plagioclase ‘nodules’. Sulphides and quartz are locally abundant. Occurs in northwestern portion of the intrusion.

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

Table 3. Lithostratigraphic subdivisions of the Agnew Lake Intrusion (Vogel, 1996).

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

Transition Unit II (6d): Texturally chaotic interval comprising intermingled porphyritic, poikilitic, and massive leucogabbro (±norite). Local gabbro with primary amphiboles.

Leucogabbro Subzone (7a): Massive, coarse- to very coarse-grained leucogabbro (±norite) and ‘clotty’ leucogabbro containing abundant titanomagnetite.  Minor poikilitic leucogabbronorite and granophyre.  Sulphides, garnet and quartz.Ferrosyenite Subzone (7b): Fine- to medium-grained, locally foliated, blue-grey ferrosyenite to creamy-white alkali-feldspar granite with varying proportions of quartz, and Fe-Ti oxide or magnetite.

Recent and On-going Exploration

1999: Harvey Creek Gold Placer Ltd. (name changed to New Millennium Metals Corporation in March 1999) optioned the Agnew Lake property from the claim holders, and subsequently staked a large area of ground to cover most of the known intrusion; assessment totaling $386,473 was filed against a number of these claims. New Millennium Metals Corporation conducted a regional sampling program of the entire Agnew Lake property during which they collected a total of 980 samples.  Of these 980 samples, 110 assayed in excess of 0.5 g/t Pt+Pd.  The primary focus of New Millennium’s 1999 exploration program was along the contact between units 7a and 7b where there was the potential for discovery of a ‘PGE reef’.  Stripping, channel saw sampling, and drilling along this contact resulted in anomalous but uneconomic PGE concentrations (i.e. <300 ppb Pt+Pd).

2000: Pacific North West Capital Corporation optioned the Agnew Lake property from New Millennium Metals Corporation and subsequently staked numerous claims in order to cover areas that might include rocks of the Agnew Lake Intrusion.  A Phase I surface program began in July 2000.

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

Of the 2639 grab samples, 2413 assayed anomalous from lower limit of detection to 249 ppb 3E; 83 samples assayed 250-500 ppb 3E; 52 samples assayed 501-750 ppb 3E; 23 samples assayed 751-1000 ppb 3E; 30 samples assayed 1001-1500 ppb 3E; 6 samples assayed 1501-2000 ppb 3E; and, 22 samples assayed >2 g/t 3E.

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

Regional Prospecting:  A regional sampling program was implemented in order to test as much of the Agnew Lake Intrusion as possible for PGM and other mineralization.  A total of 2639 grab samples were collected irrespective of geology, rock type, sulphide content, mineralogy, composition or location.  During traversing 1kg ‘grab samples’ were collected every 25-50m, provided that there was adequate exposure.

Figure 3 – The Agnew Lake Property

Channel Samples: A total of 1886 samples were collected from the six stripped areas on the Agnew Lake property (BZ1, BZ2, BZ3, BZ4, AZ3 and AZ4).  Sample descriptions and assay results are available from PFN. Samples were taken on a 2.5 m x 2.5 m detailed grid and samples were collected using a cut-off saw (referred to as channel-grab samples). Each channel-grab sample consisted of approximated 1-1.5 kg of material excluding the small representative sample that is kept and stored for possible future analysis.

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

  Holes were positioned to intersect the thickest section of the distinct lithological unit for detailed geochemical and petrographic studies.

  In general, holes were located in regions with previously identified surface PGM mineralization.

  Some holes were located in areas associated with either IP or magnetic anomalies.

Two areas were thus selected as having the best potential for economic PGM mineralization: the B4-Zone and the A4-Zone.  Detailed core logs, sampling and assaying were completed in August.

Phase 1 Drilling Program

Twenty-one drill holes were drilled into the two contact environments described above.  Eleven of these were drilled in the B4-Zone (1400 m) and 10 were drilled in the A3- and A4-Zones (1500 m).  All of the drill holes were collared within ~200-500 m horizontal and east of the mapped surface footwall contact of the ALI.  All drill holes were situated perpendicular to the footwall contact and were drilled at a dip of either -45° or 90°.

Table 4-1: Summary of Phase 1 Drill Program, Agnew Lake Property.

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

All location, depth and elevation reading are in meters, UTM’s are in NAD27.

The Phase 1 drill program targeted two specific areas within the contact environment of the Agnew lake Intrusion, with the intentions being to intersect ‘high-grade’ surface mineralization at depth.  As outlined below slight geological variations exist between the B4 and the A3/4 zones.

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

The rocks of the Layered Unit or Varitextured Unit are comprised of varying proportions of plagioclase and amphibole-rich (after pyroxene) rocks, compositionally ranging from anorthosite through to gabbro. Grainsize varies from fine-grained through to pegmatitic. These rocks occur as massive, poorly layered units above the breccia zone and as fragments (autoliths) within the breccia zone. The rocks within the A3/4-Zone display much more textural variations as compared to the rocks of the B4-Zone and as a result are referred to as varitextured. Overall, these rock units appear to be shallow dipping inwards towards the centre of the intrusion at about 15° to 30°.  Contacts between major and minor units are typically gradational with occasional sheared contacts between units. Sporadic sulphide mineralization (pyrrhotite+chalcopyrite+pyrite) occurs with the Layered and Varitextured Units but is generally none visible to trace. Occurring throughout both the Layered and Varitextured Units are pyroxenitic inclusions that range in size from 0.1m to >1.0m and range in composition from medium-grained melagabbro through to medium-grained pyroxenite and contain up to 10% blue quartz as well as up to 5% blebby sulphide, predominantly chalcopyrite.

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

The Footwall Breccia occurs immediately below the gabbro Breccia Zone and is marked by a mixture of country and gabbroic rocks (possible belonging to the Agnew Lake Intrusion).  The Footwall breccia is dominated by granitic fragments of the underlying Ramsey-Algoma Formation occurring within a matrix of predominately fine-grained to medium-grained gabbro.  In some locations ‘exotic’ fragments, such as quartzites and argillites occur, most likely related to the Huronian lithologies that occur along the eastern contact of the intrusion.  Within the B4-Zone the granitic component of the Footwall Breccia varies from granite through to diorite in composition.  Occurring randomly throughout the B4 Footwall Breccia Zone are 1-2m inclusions of melagabbro to pyroxenite that compositionally and textually identical to the overlying melagabbro/ pyroxenite breccia unit.  Trace to 2% disseminated pyrite+pyrrhotite occurs throughout the Footwall Breccia whereas up to 5% blebby chalcopyrite can occur within the melagabbro/pyroxenite inclusions within the B4-Zone.

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

Precious Metal and Base Metal Results

Anomalous PGM sulphide mineralization (>0.25 g/t 3E) over significant widths (<5.0 m) was intersected in 20 of the 21 drill holes.  Table 4-3 lists the major PGM intercepts from each of the Phase 1 diamond drill holes.

Palladium and Platinum concentrations constitute a very high percentage of the total PGM values: average 29.4 % Pt in 2981 assays (3E) (samples include all assays with >1ppb 3E), average 55.6 % Pd in 2981 assay and average 14.9 % Au in 2981 assays.

Table 4-2:  Summary of sulphide and PGE distribution within the main breccia unit, B4-Zone and A3/4-Zone.

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

Table 4-3: Drill Hole Intercepts >=250 ppb 3E

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

Phase 2 Drilling Program

The Phase 2 diamond drilling program, completed from August 14th to November 28th, 2002, was aimed at further understanding the location and morphology of the basal contact of the Agnew Lake intrusion and assessing the potential of the Agnew Lake Property to host economic Platinum-group Metal (PGM), Cu and Ni mineralization. Results from this program have shown that the Agnew Lake intrusion is a very complex and as yet not fully understood intrusion which, despite relatively disappointing results to date, has the potential to host economic PGM-Cu-Ni mineralization.  The Phase 2 drill program totalled 5,104.8 metres in 9 holes.

The primary focus of the Phase 2 drill program was twofold:

1)

to locate ‘contact-style’ PGM mineralization, similar to that discovered at the River Valley Property located in Dana and Pardo Townships, about 60 km northeast of Sudbury.  PGM mineralization in the River Valley Intrusion is known to extend nearly continuously for several kilometres along strike and to depths of more than 400 m.  Grades between 1 g/t and 2 g/t Pt+Pd+Au occur within mineralized breccias that have widths of 60 m or more (locally >100 m wide).  Similarities with the River Valley property suggest that the Agnew Lake Property also has excellent potential for bulk tonnage, PGM mineralization.

2)

to establish and correlate the stratigraphic units of the Agnew Lake intrusion at depth and to confirm the location and morphology of the footwall contact. In conjunction with this, the deep drilling was also targeting possible deep sulphide mineralization associated with ‘reef-structures’ and possible magmatic sulphides associated with ‘feeder structures’ toward the base of the intrusion.

The Phase 2 diamond drill program was completed on the Agnew Lake Property between August 18th, 2002 and November 28th, 2002. Nine drill holes totalling 5,104.8m were drill in three separate and geologically different locations within the Agnew lake Intrusion.  Hole AL-22 was collared along the south-east margin of the Agnew Lake Intrusion and AL-23 is located within the central portion of the Agnew Lake intrusion.  Drill holes AL-24 through AL-30 focused on the contact environment along the northern margin of the Agnew Lake Intrusion.  Table 4-4 summarizes the nine holes drilled during the Phase 2 program.

Table 4-4. Summary of Phase 2 Drill Program, Agnew Lake property

DDH	Easting	Northing	Elevation	Depth	Az	Dip	Claim	Twp
AL-22	431837.50	5133627.60	285.00	2,131.80	Vertical	-90	1236167	Shakespeare
AL-23	430426.40	5135434.00	320.00	1,567.00	Vertical	-90	1236163	Dunlop
AL-24	429516.40	5136739.90	307.00	191.00	360	-45	1116248	Dunlop
AL-25	429416.40	5136739.90	309.00	155.00	360	-45	1116247	Dunlop
AL-26	429316.40	5136739.90	314.00	197.00	360	-45	1116247	Dunlop
AL-27	429216.40	5136739.90	310.00	200.00	360	-45	1116247	Dunlop
AL-28	429116.40	5136739.90	307.00	221.00	360	-45	1116247	Dunlop
AL-29	429016.40	5136739.90	300.00	221.00	360	-45	1116246	Dunlop
AL-30	428916.40	5136739.90	295.00	221.00	360	-45	1116246	Dunlop
			Total:	5,104.80

All locations, depths and elevations are in meters; UTMs are in NAD83-Zone 17.

The Phase 2 drill program consisted of two stages that were designed to evaluate and test two geologically different areas of the Agnew Lake Intrusion.  Stage 1, which consists of AL-22 and AL-23), was designed to gain a better understanding of the overall geology of the Agnew Lake Intrusion, including stratigraphy, location of the footwall contact, petrography, geochemistry and the possible source of geophysical anomalies.  Stage 2, which consists of holes AL-24 to AL-30, was designed to test the vertical extent of known surface mineralization within the contact environment of the northern C-Zone.

Stage 1 Drilling

In 1999, the GSC/OGS performed a gravity and aeromagnetic survey over the Agnew Lake Property. As a result of this study, a large gravity anomaly was identified along the eastern margin of the intrusion corresponding to the centre and deepest portion of the Agnew Lake Intrusion. In March 2002, Pacific North West Capital Corp. acquired, with the assistance of JVX Ltd., all the archive data from Fugro/Aerodat regarding a 1989 BP magnetic/VLF survey.  Using the newly acquired geophysical data and the GSC/OGS gravity data, JVX Ltd reinterpreted the gravity and magnetic properties of the Agnew Lake Intrusion with emphasis being put on the depth, dip and shape of the basal contact The results of the study are as follows:

1.

The western and southern contacts of the Agnew Lake Intrusion represent relatively thin and flat lying portions of the intrusion.

2.

The northern contact of the Agnew Lake Intrusion represents a thicker and steeper portion of the Agnew Lake Intrusion, compared to the western and southern contacts.

3.

The regional gravity data shows a 10 mgal gravity high over the centre of the Agnew Lake Intrusion. Preliminary modeling suggested a maximum thickness of 1000 metres based on a mean rock density of 2.7 g/cm3.

In order to further constrain and add detail to the location and depth to the basal contact, JVX Ltd proposed that Pacific North West Capital Corp. perform a ground based gravity survey across the Agnew Lake Intrusion.  Pacific North West Capital Corp. in conjunction with JVX Ltd selected a 5.0 km NW-SE grid line (orientated at 37° NW) that extended from the northern contact to the southeast contact of the Agnew Lake intrusion.  After further re-interpretation of the gravity data, JVX concluded that the deepest part of the Agnew Lake Intrusion, which corresponds to the centre of the regional gravity anomaly, is approximately 2,089 metres.

Based on the results provided by JVX Ltd., Pacific North West Capital Corp. planned to drill two vertical holes along the gravity survey line in order to test the depth to the basal contact.  Hole AL-22 was collared along the southwestern margin of the Agnew Lake Intrusion, a location corresponding to what was interpreted as the deepest portion of the intrusion and the approximate centre of the large regional gravity anomaly.  Hole AL-23 was collared approximately 2.5 km NW of AL-22, along the NW gravity survey line, and was centre on an interpreted topographical depression within the footwall of the intrusion that also corresponded to a gravity high.

The primary goal of drilling AL-22 and AL-23 was to gain an understanding of the location and characteristics of the footwall contact.  Unfortunately both AL-22 and AL-23 failed to intersect the basal footwall contact.  Original estimates of the depth to the footwall were based on regional and local gravity surveys, both of which have now been shown to have underestimated the actual depth to the basal footwall contact. One factor that may have contributed to this discrepancy in estimating the depth to footwall is the density contrasts between the gabbroic rocks of the Agnew Lake intrusion and the granitic footwall lithologies.  Detailed rock density estimations, based on whole-rock geochemistry, have been completed providing a much more detailed estimation of the density of the intrusion.  Further gravity modelling based on this new density information could provide a more accurate approximation of depth to basal contact.

Drill Hole AL-22

Drill hole AL-22 was terminated at a depth of 2,131.80m having intersected approximately 65% of the Agnew Lake Intrusion.  Hole AL-22 intersected the Upper Series (7a, 6d and 6b) of the Agnew Lake intrusion as well as a small portion of the upper Lower Series (5c).  Original estimates by Vogel (1996) suggested that the Upper Series should have a maximum thickness of 1,100m accounting for more than 50% of the total thickness of the Agnew Lake Intrusion, of which Unit 6b could reach a maximum thickness of 1,000m (thickness of individual units varies from one location to the next).  In AL-22 the Upper Series extends from 0.00m to a down hole depth of 1,989.05m and the Lower Series extends from 1,989.05 down to 2,131.80m (142.75m).  Unit 6b – Porphyritic Unit reaches a maximum thickness in AL-22 of 1,439.75m, which is more than 400m thicker than the maximum thickness suggested by Vogel (1996).  The reason for the thicker stratigraphic units in AL-22, relative to Vogel (1996), can be explained by several possibilities:

1.

Vogel’s (1996) estimations of the thickness of specific stratigraphic units are possibly incorrect and the Agnew Lake Intrusion is considerably thicker then observed on surface.

2.

Vogel (1996) initially interpreted the Agnew Lake Intrusion to represent a mafic sill that has undergone folding along a NW-SE axis, coincidently AL-22 was collared directly on the fold axis of the syncline which also coincides to the thickest part of the intrusion. As a result of this folding, it is possible that the stratigraphy along the south eastern portion of the intrusion has a fairly steep dip (towards the north). Therefore, rather then cutting through relatively flat lying units, AL-22 may have intersected Unit 6b at an oblique angle and drastically increased the overall apparent thickness of the unit.

From 1865.30-1880.80m, AL-22 intersected a larger structure zone occupied by massive quartz-carbonate veins at 0-20° TCA.  This structural zone has been interpreted to represent the down-dip extension of the Camp 11 Fault, which on surface is represented by a 1-10m wide zone of stock work quartz-carbonate veins.  If this structure does represent the Camp 11 Fault then the structural zone has an overall dip of 68° SSE.

A broad mixing zone (Transition Unit II) occurs between units 7a and 6b (Fe-Ti Oxide Zone and the Upper Gabbronorite Zone). Lithologically, this unit is composed of a wide variety of rock types resembling lithologies above, below and foreign. Texturally the zone resembles a breccia with contact relations ranging from sharp to transitional.  Mineralogically, there is trace to 1% disseminated sulphide throughout the interval as pyrrhotite and chalcopyrite.

Drill Hole AL-23

Drill hole AL-23 was terminated at a depth of 1,570.50m, having intersected approximately 57% of the Agnew Lake Intrusion.  Hole AL-23 intersected the lower portion of the Upper Series (6b), the Lower Series (5c, 5b) and the upper portion of the Marginal Series (4b). Original estimates by Vogel (1996) suggested that the Lower Series could have a maximum thickness of 700m to 750m, accounting for more than 30% of the total thickness of the Agnew Lake Intrusion (Unit 5c can reach a maximum thickness of 600m and Unit 5b can reach a maximum thickness of 250m).  In AL-23, the Lower Series extends from 206.27m to a down hole depth of 1533.75m for a total thickness of 1327.48m.  Unit 5c – Layered Unit reaches a maximum thickness in AL-23 of 667.33m.  Unit 5b – Massive Unit reaches a maximum thickness in AL-23 of 660.15m, which is more than 400m thicker than the maximum thickness suggested by Vogel (1996).  Based solely on the information obtained in AL-23, it would appear that the stratigraphic units within the northern portion of the Agnew Lake Intrusion are increasing in thickness towards the south. Vogel (1996) estimated that the Marginal Series could obtain a maximum thickness between 700m and 800m.  This estimate suggests that AL-23 may have intersected the Footwall contact at a vertical depth of 2,200m to 2,300m resulting in a footwall dip in excess of 60°. toward the SSE.

The exact correlation of stratigraphic unit between AL-22 and AL-23 proved to be very difficult do to the apparent movement along the Camp Eleven Fault.  Using the base of Unit 6b as a marker horizon it is estimated that the vertical movement along the Camp Eleven Fault would have been up to 1,800m.  As a result, the Agnew Lake Intrusion, north of the Camp Eleven Fault, has an apparent uplift of up to 1,800m relative to the southern parts of the intrusion.

Stage 2 Drilling

In addition to attempting to test the location of the basal footwall contact with holes AL-22 and AL-23, seven short holes were drilled within the C-Zone, along the northern contact of the intrusion.  The purpose of the seven short holes was to test the vertical and lateral extent of known surface mineralization within the C-Zone; Table 4-4 provides the details of drill holes AL-24 to AL-30.

All of the Stage 2 drill holes collared in Massive Unit (5b) of the Lower Series and were drilled toward the northern granitic contact; the intention was to intersect the lower stratigraphic units of Lower and Marginal Series.   All of the holes, with the exception of AL-29 intersected the footwall contact; AL-29 ended in the Inclusion-bearing Zone of the Lower Series. Sporadic, trace, disseminated sulphide (chalcopyrite + pyrrhotite) occurred throughout the contact environment of each of the seven diamond drill holes.  Most of the mineralization was focused within units 4b (Mottled Unit) and 5a (Inclusion-bearing Zone), which were the primary targets for the drill program.  Up to 50% of the prospective mineralized unit in holes AL-24 to AL-30 was lost due to cross-cutting mafic dykes and Matachewan Dykes.  As a result, the overall potential of the C-Zone contact environment is difficult to estimate.

Precious Metal and Base Metal Results

Narrow, higher-grade sulphide mineralization (>1.0g/t) was intersected in six of the nine drill holes of the Phase 2 program. Table 4-5 lists the major PGM intercepts form each of the Phase 2 diamond drill holes. Palladium and Platinum concentrations constitute a very high percentage of the total PGM values: average 46.6% Pd in 4,094 samples, average 43.0% Pt in 4094 samples and average 10.3% Au in 4,094 samples.

Table 4-5. Significant PGM intercepts from Phase 2 drilling, Agnew Lake Property.

DDH	From	To	Int.	Au	Pt	Pd	3E*	3E*	Ni	Cu	Pd/Pt	Cu/Ni
	m	m	m	ppb	ppb	ppb	ppb	g/t	ppm	ppm
AL-22	anomalous PGE values
AL-23	425.00	426.00	1.00	6.00	1550.00	10.00	1566.00	1.57	25.00	45.00	0.01	1.80
AL-23	733.00	734.00	1.00	62.00	263.00	778.00	1103.00	1.10	164.00	1000.00	2.96	6.10
AL-23	1177.00	1178.00	1.00	58.00	260.00	859.00	1177.00	1.18	167.00	975.00	3.30	5.84
AL-24	147.00	149.55	2.25	15.98	451.67	1638.04	2105.69	2.11	152.59	56.12	3.63	0.37
AL-25	33.00	34.00	1.00	5.00	143.00	836.00	984.00	0.98	154.00	138.00	5.85	0.90
AL-26	anomalous PGE values
AL-27	49.00	50.00	1.00	676.00	10.00	11.00	697.00	0.70	40.00	95.10	1.10	2.38
AL-27	128.00	129.00	1.00	39.00	411.00	2110.00	2560.00	2.56	72.00	73.80	5.13	1.03
AL-27	164.00	165.00	1.00	22.00	169.00	902.00	1093.00	1.09	324.00	700.00	5.34	2.16
AL-28	46.00	50.00	4.00	12.25	164.00	273.25	449.50	0.45	109.00	301.43	1.67	2.77
AL-28	57.10	58.00	0.90	29.00	343.00	1270.00	1642.00	1.64	59.00	229.00	3.70	3.88
AL-29	215.00	216.00	1.00	11.00	124.00	539.00	674.00	0.67	149.00	210.00	4.35	1.41
AL-30	anomalous PGE values

                                        *3E=Pt+Pd+Au

Conclusions:

Stage 1 drilling of the Phase 2 drilling program – deep drilling of AL-22 and AL-23 - began to answer some of the questions regarding the fundamental properties of the Agnew Lake Intrusion, while at the same time posing several new questions regarding the general characteristics of the Agnew Lake Intrusion. Stage 2 drilling of the Phase 2 drilling program continued to demonstrate the presence of anomalous and locally ‘high-grade’ PGM sulphide mineralization within the contact environment of the Agnew Lake Intrusion.  In general, several important observations and conclusions can be made regarding the Agnew Lake Property:

1.

Original estimates made by JVX Ltd. on the thickness of the Agnew Lake Intrusion suggested that a maximum thickness of 2,089m.  Drill hole AL-22 confirmed that the intrusion is at least 2,131.80m thick, and that it may be 1,000m to 2000m thicker still, totalling up to 4,100 metres in thickness.  This is certainly double the thickness proposed by Vogel (1996).

2.

Many of the main stratigraphy units and series that were encountered in the drilling were significantly thicker than those originally proposed by Vogel (1996).

3.

The drastic increase in the thickness of units within the vicinity of AL-22 may be the result of a large regional fold as interpreted by Vogel et al. (1998).  The folding could have resulted in the southern margin of the Agnew Lake Intrusion to be folded at a very steep angle; any drill intersections would therefore be oblique and result in a large apparent thickness in drill core.

4.

The Camp Eleven Fault was intersected at depth in hole AL-22.  Surface correlation suggests that the fault has a SSE dip of 68°. Furthermore, stratigraphic correlation implies a possible dip-slip movement (north side up) of up to 1,800m, along with a strike-slip movement of several hundred meters.

5.

AL-22 and AL-23 have shown that overall there is little lithological changes throughout the tested portion of the Agnew Lake Intrusion. The lithologies are almost entirely medium- to coarse-grained leucogabbro and gabbro. Very little to no melagabbro to pyroxenite were identified. Specifically, no ‘pyroxenite pods’ were identified in either AL-22 or AL-23; these pyroxenite pods, or at least the magmas that produced them, could be the key to potentially economic PGM mineralisation.

6.

Distinct textural changes occur throughout AL-22 and AL-23, ranging from massive, layered, mottled, porphyritic and dendritic.

7.

From 118.70-241.60m in AL-22, a distinct mixing zone occurs between the Fe-Ti Oxide Zone of the Upper Series and the Upper Gabbronorite Zone of the Upper Series.  This zone is marked by a pronounced breccia texture. Geochemically the zone is marked by a distinct depletion in 3E (Pt+Pd+Au), Ni and Cu.

8.

There appears to be a gradual thickening in the stratigraphic units from the northern contact southward to the Camp Eleven Fault.

9.

The stratigraphy, as defined by Vogel (1996) does not appear to be continuous across the entire intrusion.

10.

No significant mineralization, aside from mineralized quartz veins, was intersected in either AL-22 or AL-23.

11.

Drilling along the northern contact confirmed the presence of anomalous PGM mineralization within the contact environment of the C-Zone.

12.

Much of the prospective mineralized rock unit within the contact environment of the C-Zone (Stage 2 drilling) was “lost” due to cross cutting mafic dykes; these dykes have obliterated much of the prospective mineralized zone in this region.

Recommendations

Based on the results of the Phase 2 diamond drill program, the following is recommended for the Agnew Lake Property in 2003:

1.

Neither drill hole AL-22 or AL-23 intersected the footwall contact and it is therefore recommended that borehole geophysics be completed on each hole. The purpose of the borehole survey would be to: i) help identify the location of the footwall contact; and, ii) look for possible sulphide mineralization within 100m to 200m radius of the drill holes; one possibility would be to complete borehole ‘pulse-EM’ surveys.

In order to define further targets within the Agnew Lake Property it is proposed that an Airborne ‘Electromagnetic Survey’ be performed over the entire Agnew Lake Property.  New technologies such as MegaTem or Spectrem go far beyond the subsurface depths of conventional surface methods and may produce targets of semi-massive to massive sulphides at depths of up to 400m.  The purpose of the airborne survey would be to identify targets that could be drill-tested in a Phase 3 program.

2003 Airborne Magnetic/Electromagnetic Survey

Based on the recommendations of the Phase 2 Drilling Program outlined above a decision was made to completed at detailed airborne magnetic and electromagnetic survey of the Agnew Lake property. Kaymin, through parent group Anglo American, arranged to fly the property with Anglo’s proprietary SPECTREM airborne system. Between 05 June 2003 and 08 June 2003 SPECTREM Air Limited conducted airborne electromagnetic and magnetic surveys over the Agnew Lake Property. A total of 1650 line kilometres were surveyed.

Besides the two objectives of detecting the disseminated sulphides associated with the known platinum and palladium mineralization and mapping the geology, another main objective was to detect any massive sulphide mineralization which could be present in the area.

Two conductive zones were identified on the property and recommended for ground follow up. These are described in more detail below. The following are excerpts from a report entitled “Spectrem survey of the Agnew area for Pacific Northwest Capital Corp. – July 2003” by Philip Klinkert, Marco Nyoni and Louis Polome of Spectrem Air Ltd.

Zone 5

This moderate priority zone is probably due to a very small sulphide body.  The conductor has a relatively low conductance value of 14 Siemens.  Because of the small dimensions of the conductor, the depth estimate will be wrong and the conductor is probably located at a shallow depth below surface.  For follow up purposes, both anomalies in the zone are equally suitable.  They are located on line 22220, fiducial 30011, X = 436043, Y = 5138237 and on line 22230, fiducial 31257, X = 436130, Y = 5138183.

Zone 6

This is a high priority zone consisting of two anomalies having conductance values of 20 Siemens and discrete magnetic anomaly associations of 27 and 28 nanoTeslas respectively.  On tie line 29080 which also passes over the anomaly, the magnetic association was 109 nanoTeslas.  These are parameters typical of those to be expected from a small massive sulphide body with a significant pyrrhotite content.  Although the depth estimates returned values in the region of 150 metres, they are probably wrong and the top of the conductor is expected to be situated at a considerably shallower depth below surface.  The conductor appears to dip southwards at approximately 45 degrees.  This target is highly recommended for follow up on the ground.  The best anomaly is located on line 22380, fiducial 37772, X = 437624, Y = 5139080.

During December of 2003 and January of 2004 cut grids were established over these two anomalies in the northeast corner of the property and ground based magnetic and electromagnetic surveys were completed over the two grids. This work was undertaken to better target drill testing of the two anomalies which was underway at the time of writing. Results of the drilling and geophysical surveys were not available to the company at the time of preparation of this report.

Sampling and Analysis

Sampling Method and Approach

During the Phase II exploration, program three different varieties of samples were collected throughout the Agnew lake Property. They are prospecting samples, channel samples and lithogeochemical samples. The following summarized the general characteristic of the three sampling programs.

Regional Prospecting: A regional sampling program was implemented in order to test as much of the Agnew Lake Intrusion as possible for PGM and other mineralization.  A total of 2639 grab samples were collected irrespective of geology, rock type, sulphide content, mineralogy, composition or location.  During traversing 1 kg ‘grab samples’ were collected every 25-50m, provided that there was adequate exposure.

Channel Samples: A total of 1886 samples were collected from the six stripped areas on the Agnew Lake property (BZ1, BZ2, BZ3, BZ4, AZ3 and AZ4).  Sample descriptions and assay results are available from PFN. Samples were taken on a 2.5 m x 2.5 m detailed grid and samples were collected using a cut-off saw (referred to as channel-grab samples). Each channel-grab sample consisted of approximated 1-1.5 kg of material excluding the small representative sample that is kept and stored for possible future analysis.

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

Grab samples, channel samples and lithogeochemical samples were submitted to XRAL Laboratories, Rouyn-Noranda, Quebec and Bondar Clegg Laboratories, Val d’Or, Quebec, where they were analyzed for (amongst other elements) Pt, Pd, Au, Cu, Ni and S.  Representative hand and/or chip samples were taken from all collected samples that were submitted for assay and are catalogued and stored at the Fielding Road location.

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

Exploration and Development

At August 31, 2003, the Company had directly performed $512,265 worth of exploration work on the Agnew Lake Property and had caused further work of approximately $2,500,000 to be performed through the joint venture arrangement with PFN and Kaymin.  Work is conducted by PFN as project operator on an ongoing basis.

On February 17, 2004, the Company announced that it had been notified by PFN that a 2004 diamond drilling program had commenced on the Agnew Lake Project. A minimum of five diamond drill holes will be completed targeting two EM conductors originally identified by an airborne geophysical survey of the property completed in 2003.

Ground geophysical surveys completed in December 2003 and January 2004 defined targets for drilling at or near the contact between the Agnew Lake Intrusion, a member of the River Valley Intrusive Suite, and enclosing sedimentary lithologies. Initial follow-up prospecting by the Company identified a sulphide-bearing quartz vein system in close proximity (140 metres west) to the stronger of the two EM conductors. In December 2003, the Company reported grab sample results from a narrow, strongly oxidized portion of the vein system ("V Showing") returned gold values ranging from 156 parts per billion (ppb) to 76.2 grams per tonne (2.45 ounces per tonne) and 0.7 to 206 grams per tonne (6.62 ounces per tonne) silver. Initial drill testing of the two geophysical anomalies is expected to be completed by the end of February 2004.

Figure 4 - Lac Des Iles and Lac Des Iles East Project Holdings

LAC DES ILES PGE PROJECT
Thunder Bay Area, Ontario
Land Holdings, Known Intrusions and PGE Occurrences
EAST LAC DES ILES PGE PROJECT
Nipigon Area, Ontario
Lac des Iles Mine Detail Area
Lake Nipigon
Thunder Bay
Lake Superior
AREA LOCATION MAP
N
Thread
Pebble
ROBY ZONE
(145.6 Mt @ 1.86 g/T Pd+Pt+Au)
Highway 527
NAP
STK
Dog River
Shelby Contact/ Stocker
Taman
South Legris
Shelby Lake
Lac Des Iles River
Vande
Stinger
Powder Hill
Coldwater
Dog River Dyke
Wabigoon Subprovince
Quetico Subprovince
0
10 Km
Legend
Mafic Intrusions
PGE Occurrences
Pt Lake Sediment Anomaly
Platinum Group Metals Holdings and Joint Ventures
North American Palladium Claims
STK - Staked by Others

Lac Des Iles PGE District

PTM:TSX

PTM
Platinum Group Metals Ltd.

Lac Des Iles Project, Thunder Bay Area, Ontario

The Company’s Lac Des Iles Pt-Pd Project includes the Shelby Lake, Lac Des Iles River, South Legris, Dog River, Taman, Taman East, Senga, Tib, Hottah, Wakinoo, Vande, Coldwater and Thumper Properties.  During Fiscal 2003, exploration work was conducted only on the Shelby Lake, Lac Des Iles River and South Legris Properties as discussed below.  The balance of the property portfolio is not considered material to the Company and has not been active in the last two years. These properties were reported on in detail in 2001.

The Lac Des Iles Project contains no known body of commercial ore.  All exploration programs conducted by the Company to date have been exploratory in nature.

Information italicized below has been excerpted from a Report dated January 13, 2004 entitled “Technical Report on the Lac Des Iles Pt-Pd Project – Lac Des Iles River, Shelby Lake and South Legris Properties” by Darin Wagner, M. Sc., P. Geo.

Location, Description and Acquisition

Shelby Lake Property

On June 28, 2000, a Letter of Intent was entered into between the Company and New Claymore Resources Ltd. (“New Claymore”) with respect to the Shelby Lake Property.  The terms of the Letter of Intent were subsequently formalized in an Option Agreement (the “Shelby Lake Agreement”) executed between the Company as the optionee and New Claymore as the optionor effective July 26, 2000.  Pursuant to the terms of the Shelby Lake Agreement, the Company was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Shelby Lake Property.  The Shelby Lake Property is comprised of 10 contiguous claim blocks encompassing 2,160 hectares (5,333 acres) located approximately 75 km north-northeast of Thunder Bay, Ontario and 18 km southwest of North American Palladium’s Lac Des Iles Pd-Pt Mine.  See Figure 4.

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

(ii)

15,152 Common Shares on the first anniversary (June 28, 2001) (issued).

(c)

Exploration expenditures totaling $500,000 over a four-year period as follows:

(i)

$20,000 by August 31, 2000; (completed); and

(ii)

$480,000 within four years of the Shelby Lake Agreement (June 28, 2005) ($422,884 of which had been incurred to August 31, 2003).

Within 30 months of completing its 50% earn-in, the Company may earn an additional 10% interest, for a total of 60% interest, in and to the Shelby Lake Property by expending a further $500,000.  The Company may also elect to stop at 50% in which case both parties will contribute to the project equally.

Upon the commencement of commercial production, the Shelby Lake Property will be subject to a 2% net smelter returns royalty in favour of the Robert Fairservice and Nelson O’Toole of Kenora, Ontario.  The Company and New Claymore may purchase, in proportion to their ownership interest at that time, up to 50% of the 2% net smelter returns royalty from Robert Fairservice and Nelson O’Toole for the sum of $500,000.

The Shelby Lake Property adjoins the Company’s Lac Des Iles River, Vande, Thumper and South Legris Properties and forms part of the Company’s Lac Des Iles Project. Claim details for the Shelby Lake Property are summarized in the table below. The Shelby Lake Property has not been legally surveyed and no work permits have been required for the work completed to date.

Shelby Lake Property Claim Information

Claim Number	# of units	Approx. Area Hectares	Approx.Area Acres	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1220855	4	64	158	Shelby Lake	December 10, 1999	December 10, 2004
TB-1220857	10	160	395	Shelby Lake	December 10, 1999	December 10, 2004
TB-1220858	12	192	474	Shelby Lake	December 10, 1999	December 10, 2004
TB-1220859	15	240	593	Shelby Lake	December 10, 1999	December 10, 2004
TB-1220860	15	240	593	Shelby Lake	December 10, 1999	December 10, 2004
TB-1220862	16	256	632	Shelby Lake	December 10, 1999	December 10, 2004
TB-1220863	16	256	632	Shelby Lake	December 10, 1999	December 10, 2004
TB-1220864	16	256	632	Shelby Lake	December 10, 1999	December 10, 2005
TB-1220866	15	240	593	Shelby Lake	December 10, 1999	December 10, 2004
TB-1220867	16	256	632	Shelby Lake	December 10, 1999	December 10, 2004
Totals	135	2,160	5,333

Lac Des Iles River Property

On May 5, 2000, the Company entered into an option agreement with Maple Minerals Inc. and East West Resources Corp. to acquire up to an undivided 60% interest in the Lac Des Iles River Property.  Maples Minerals Inc. and East West Resources Corp. each hold an undivided 50% interest in the property.  The Lac Des Iles River Property is comprised of 14 contiguous claim blocks encompassing an area of 2,554 hectares (6,281 acres) located approximately 80 km north-northeast of Thunder Bay, Ontario and 20 km southwest of North American Palladium’s Lac Des Iles Pd-Pt Mine.  See Figure 4.

The Company can earn a 50% interest in and to the Lac Des Iles River Property by making cash payments totaling $38,500 and spending $1,000,000 on exploration over a six-year period as follows:

(a)

$38,500 in cash over a three-year period as follows:

(i)

$19,000 within 10 days of regulatory approval; (paid)

(ii)

$4,500 within six months of signing (November 5, 2000); (paid)

(iii)

$5,000 on the first anniversary of signing (June 22, 2001); (paid)

(iv)

$5,000 on the second anniversary of signing (June 22, 2002); (paid) and

(v)

$5,000 on the third anniversary of signing (June 22, 2003) (paid).

(b)

Exploration expenditures of $1,000,000 over a five-year period as follows:

(i)

$20,000 by October 31, 2000; (completed)

(ii)

$80,000 by the first anniversary of signing; (completed) and

(iii)

$900,000 within five years of signing ($387,418 of which had been incurred to August 31, 2003).

The Company can then earn a further undivided 10% interest by completing a feasibility study acceptable to the Exchange within the following three years.

Upon the commencement of commercial production, four claims blocks (1220808, 1220810, 1220833 and 1220838) will be subject to a 1% net smelter returns royalty in favour of the Robert Fairservice and Nelson O’Toole of Kenora, Ontario.  The Company and the Lac Des Iles River Optionors may purchase, in proportion to their ownership interest at that time, up to 100% of the 1% net smelter returns royalty from Robert Fairservice and Nelson O’Toole for the sum of $500,000.

The Lac Des Iles River Property adjoins the Company’s Hottah, Wakinoo and Shelby Lake Properties and forms part of the Company’s Lac Des Iles Project.  Claim details for the Lac Des Iles River Property are summarized in the table below.  The property has not been legally surveyed.  No work permits have been required for the work completed to date on the property.

Lac Des Iles River Property Claim Information

Claim Number	# of units	Approx. Area Hectares	Approx. Area Acres	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1172976	4	64	158	Shelby Lake	March 13, 2000	March 13, 2005
TB-1172991	12	192	474	Shelby Lake	March 13, 2000	March 13, 2005
TB-1172993	12	240	474	Shelby Lake	March 13, 2000	March 13, 2005
TB-1172995	16	256	632	Shelby Lake	March 13, 2000	March 13, 2005
TB-1172998	12	192	474	Shelby Lake	March 6, 2000	March 6, 2005
TB-1172999	6	96	237	Shelby Lake	March 6, 2000	March 6, 2005
TB-1173000	4	64	158	Shelby Lake	March 13, 2000	March 13, 2005
TB-1220808	16	256	632	Shelby Lake	March 6, 2000	March 6, 2005
TB-1220810	16	256	632	Shelby Lake	March 6, 2000	March 6, 2005
TB-1220833	16	256	632	Shelby Lake	March 6, 2000	March 6, 2005
TB-1220838	16	256	632	Shelby Lake	March 6, 2000	March 6, 2005
TB-1227514	9	144	356	Shelby Lake	March 28, 2000	March 28, 2005
TB-1240355	8	128	316	Shelby Lake	March 13, 2000	March 13, 2005
TB-1240518	12	192	474	Orbit Lake	March 20, 2000	March 20, 2005
Totals	159	2,544	6,281

South Legris Property

Pursuant to an option agreement dated April 10, 2000 and amended October 31, 2000 (the “South Legris Agreement”) between the Company as the optionee and Canadian Golden Dragon Resources Ltd. (“CGD”) as the optionor, the Company was granted an option to acquire up to a 60% undivided interest in and to 15 contiguous claim blocks covering a total of approximately 2,864 hectares (7071 acres) (the “South Legris Property”).  The South Legris Property is located approximately 75 km north-northeast of Thunder Bay, Ontario and 11 km south of North American Palladium’s Lac Des Iles Pd-Pt Mine.  See Figure 4.  The South Legris Property adjoins the Shelby Lake, and Vande Properties and forms part of the Lac Des Iles Project.

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

The Company can earn a 50% interest in and to the South Legris Property by making cash payments totaling $48,300 and completing $1,000,000 in exploration expenditures as follows:

(a)

Cash payments totaling an aggregate of $48,300 over a period of 60 months as follows:

(i)

$10,000 within 14 days of signing; (paid)

(ii)

$ 9,000 within 1 month of signing; (paid)

(iii)

$ 4,300 within 6 months of signing; (paid)

(iv)

$ 5,000 within 12 months of signing (April 10, 2001); (paid)

(v)

$ 5,000 within 24 months of the signing (April 10, 2002); (paid)

(vi)

$ 5,000 within 36 months of the signing (April 10, 2003); (paid)

(vii)

$ 5,000 within 48 months of the signing (April 10, 2004); and

(viii)

$ 5,000 within 60 months of the signing (April 10, 2005);

(b)

Completing exploration expenditures totaling $1,000,000 over a five-year period as follows:

(i)

$     40,000 within 6 months of signing; (completed)

(ii)

$   100,000 within 12 months of signing; (completed)

(iii)

$   200,000 within 24 months of the signing; (completed)

(iv)

$   300,000 within 36 months of the signing; (completed)

(v)

$   400,000 within 48 months of the signing; (completed)

(vi)

$1,000,000 within 60 months of signing

Within three years of completing its 50% earn-in, the Company may earn a further 10% interest, for a total of 60% interest, by completing a feasibility study to the standards required by the Exchange.

A portion of the South Legris Property, specifically claims 1239923 and 1205156, are the subject of an underlying agreement, dated April 7, 2000, between Canadian Golden Dragon Resources Ltd. and Ken Fenwick, Don Leishman and Ron Tweedie (collectively the “underlying vendors”) of Thunder Bay, Ontario. Under the terms of the Underlying Agreement CGD can earn a 100% interest in the two claims by making cash payments totaling $50,000 and issuing 100,000 common shares to the underlying vendors as indicated below. As per the terms of the South Legris Agreement the Company is responsible for making all payments to the underlying vendors up to the time it earns an interest in the property, after which point payments are to be made by both parties according to their interest in the property.

(a)

Cash payments to the underlying vendors totaling $50,000 over a 4-year period as follows:

(i)

$3,000 within 10 days of signing; (completed)

(ii)

$3,000 upon 6 month anniversary of the date of Exchange approval; (completed)

(iii)

$3,000 12 months from the approval date (April 7, 2001); (completed)

(iv)

$5,000 18 months from the approval date (October 7, 2001); (completed)

(v)

$16,000 36 months from the approval date (April 7, 2003); (completed)

(vi)

$20,000 48 months from the approval date (April 7, 2004).

(b)

Issuing 100,000 common shares of Canadian Golden Dragon Resources to the underlying vendors as follows:

(i)

25,000 common shares within 10 days of the approval date; (completed)

(ii)

25,000 common shares within 6 months of the approval date; (completed)

(iii)

25,000 common shares within 12 months of the approval date; (completed)

(iv)

25,000 common shares within 18 months of the approval date. (completed)

Upon the commencement of commercial production a portion of the South Legris Property (claims 1172977-1172985, 1240523 and 1227503) will be subject to a 2% net smelter returns royalty in favour of Kenneth Fenwick, Don Leishman and Ron Tweedie of Thunder Bay, Ontario. The Company and CGD may purchase at any time, in proportion to their ownership interest at that time, up to 0.8% of the 2.0% royalty interest from Fenwick, Leishman and Tweedie for the sum of $800,000. The Company and CGD also have a first right of refusal on the sale of the balance of the royalty interest granted in favour of Fenwick, Tweedie and Leishman.

The following is a summary of the claims comprising South Legris Property. The South Legris Property has not been surveyed and no work permits have been required for the work completed on the property to date.

South Legris Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1172977	4	64	158	Shelby Lake	March 6, 2000	March 6, 2005
TB-1172982	16	256	632	Shelby Lake	March 6, 2000	March 6, 2005
TB-1172983	16	256	632	Shelby Lake	March 6, 2000	March 6, 2005
TB-1172984	15	240	593	Shelby Lake	March 6, 2000	March 6, 2005
TB-1172985	16	256	632	Shelby Lake	March 6, 2000	March 6, 2005
TB-1172986	16	256	632	Shelby Lake	March 6, 2000	March 6, 2005
TB-1172989	12	192	474	Shelby Lake	March 6, 2000	March 6, 2007
TB-1172990	16	256	632	Shelby Lake	March 6, 2000	March 6, 2005
TB-3003317	8	128	316	Shelby Lake	May 9, 2003	May 9, 2005
TB-1227503	1	16	40	Shelby Lake	May 5, 2000	May 5, 2004
TB-1239923	16	256	632	Whitefin Lake	January 5, 2000	January 5, 2005
TB-1240521	15	240	593	Shelby Lake	March 24, 2000	March 24, 2004
TB-1240522	15	240	593	Shelby Lake	March 24, 2000	March 24, 2004
TB-1240523	12	192	474	Shelby Lake	March 24, 2000	March 24, 2004
TB-1240524	1	16	40	Shelby Lake	March 24, 2000	March 24, 2004
Totals	179	2,864	7,071

Infrastructure and Physiography

The Lac Des Iles Project covers gently roiling, heavily forested terrain typical of the Canadian Shield. Elevation within the project area ranges from 436 to 524 metres (1,430 to 1,720 feet) above sea level. The area is covered by extensive glacial deposits dominated by glaciofluvial deposits in the south and till cover in the north. Low swampy ground is common throughout the area.

The Project area is typically heavily forested with mixed jackpine and poplar forests predominating. Alder and willow are common in and around swampy areas and the numerous small lakes on the property. Roughly 40% of the Project area has been logged off in the last 10-15 years. Second growth stands of jackpine are extremely dense and make for difficult working conditions. Recent clear cutting activities have created greatly improved access to the southern portion of the project area (Shelby Lake, Lac Des Iles River, Vande and Wakinoo Properties).

Access to the Project area is excellent. Thunder Bay serves as the regional supply center for this portion of Ontario with a population base in excess 200,000. From Thunder Bay the main access to the western portion of the property is reached by driving 95 km west along the Trans-Canada Highway (Hwy 17) to the Dog River Forest Access Road, an all-weather main haul logging and fire access road. The Dog River Road passes along the western edge of the project area and through the Senga, Dog River and Tib properties. Secondary access roads and partially overgrown logging trails off the Dog River road provide access to the Taman and Taman East properties.

Located 4.2 km north of the Dog River Road/Hwy 17 turnoff is a major Y-shaped intersection that marks the turnoff for the Shelby Lake Road. The Shelby Lake Road, and Orbit Lake road that turns off the Shelby Lake Road to the south at approximately the 15 km mark, are recently constructed main haul roads that provide excellent access to the Lac Des Iles River, Hottah, Wakinoo properties and western portion of the Shelby Lake Property. The eastern portion of the Shelby Lake Property and the South Legris and Vande Properties are most easily accessed via a separate and unconnected series of logging roads, which turns west off regional highway 527, 85 km north of Thunder Bay.

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

Exploration History

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

Recorded exploration on these three properties includes 3 airborne EM and magnetic surveys as follows:

1970-72 - V.R. Henbid and T.A. Gustafson - survey covered the western third of the South Legris property, northern half of the Shelby Lake Property and majority of the Lac Des Iles River Property. It identified several weak EM anomalies in and immediately northeast of the northeastern corner of the South Legris Property. Ground follow-up indicated that these anomalies were associated with the gabbro contact in this area and topographic lineaments. No significant mineralization was identified.

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

1989 – An assessment report by B. Fowler noted the presence of chalcopyrite mineralization within mafic volcanic rocks on the south side of Shelby Creek at the eastern edge of the South Legris Property. Assays of up to 5.4% Cu, 33 ppm Ag and 50 ppb Au were returned from several small pits and trenches. This is the only recorded occurrence of mineralization on the three properties prior to the Company’s involvement.

2000 – In September of 2000 the Ontario government released a detailed airborne magnetic and electromagnetic survey that covered the majority of the project area. This survey clearly identified strong magnetic highs associated with the major mafic intrusions in the Lac Des Iles area and has proved to be an invaluable aid in geological mapping and structural interpretation in the region.

2002 – In September of 2002 the Ontario government released a detailed lake sediment survey that covered the entire project area. The survey identified Pt-Pd-Ni-Cu-Cr-Co anomalies associated with the Lac Des Iles Mine, the Towle Lake intrusive complex and several lower level anomalies associated with the other mafic intrusions in the area. The survey resulted in the Company acquiring the Coldwater (Pd-Cr-Au anomalies) and Trumper (Au anomaly) properties in the project area.

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

Pt-Pd-Au mineralization is known from at least 10 of the 13 members of the Lac Des Iles Suite. The most significant concentration identified to date is the Lac Des Iles Mine, which is owned and operated by North American Palladium. Published reports indicate that the mine hosts a measured and indicated resource of 145.6 mT grading 1.86 g/T  Pt+Pd+Au. The Lac Des Iles Deposit is hosted by a large-scale gabbro to gabbro-norite breccia phase of the Mine Complex Intrusion along the eastern margin of the Lac Des Iles Ring Complex. Mineralization occurs in the form of sparsely disseminated chalcopyrite and pyrrhotite typically hosted by the varitextured gabbro matrix to the breccia zone. A high-grade margin to the deposit is hosted by a strongly altered and deformed, but narrow (7-15 metre wide) pyroxenite unit.

The Company’s Lac Des Iles Project covers all or portions of 10 members of the Lac Des Iles Suite. These include the Towle Lake, Shelby Lake, Legris Lake and Dog River Intrusive Complexes and the Demars, Wakinoo, Taman, Taman East, Buck Lake, and Tib Lake Intrusions. In all cases the mafic intrusions are dominated by pyroxenite and hornblende leucogabbro.

The Shelby Lake and Towle Lake Intrusive Complexes are relatively narrow, elongate gabbro-dominated intrusions, which occur along the eastern and southern margins of the Lac Des Iles district, respectively. Both intrusions appear to have been intruded along pre-existing zones of structural weakness and exhibit marginal breccia zones and multiple intrusive events. These two intrusions underlay the three properties, which are the focus of this report and host most of the known PGM mineralized occurrences within the Company’s holdings.

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

Deposit Models

Primary platinum and palladium deposits can be divided into four categories: Magmatic-reef hosted, Contact/Contact Breccia hosted, Magmatic-Hydrothermal and Lac Des Iles type deposits. The intrusions of the Lac Des Iles Suite have shown potential to host all four styles of mineralization. Each style is discussed in more detail below along with exploration parameters and examples from the Lac Des Iles District.

Magmatic-reef Hosted Deposits:

This class of PGM deposits is exemplified by the massive Pt-Pd deposits of the Bushveld Complex in South Africa and the Stillwater Complex in Montana. Sulphide related mineralization occurs over a discrete, and typically thin (< 5 metre thick), stratigraphic interval parallel to igneous layering within large layered mafic-ultramafic complexes. The PGM mineralization is stratiform in nature, regional extensive and typically occurs near the contact between ultramafic and gabbroic phases of the host complex. PGM mineralization in these deposits is interpreted to be primary magmatic in origin and deposition is interpreted to be related to magmatic mixing between two or more intrusive phases within a large, relatively quiescent magma chamber. Exploration criteria include the presence of large magmatic systems, evidence of magmatic mixing, multi-phase intrusive activity and layer development. Reef style PGM mineralization has been identified by North American Palladium within the main Lac Des Iles Complex. The Stinger Zone, which is discussed in more detail below, on the Shelby Lake Property, exhibits some aspects of this style of PGM mineralization.

Contact/Contact Breccia Hosted Deposits:

This category includes two distinct sub-classes, massive sulphide contact deposits (Noril'sk type) and contact breccia deposits (Platreef or River Valley type). The first sub-class is not relevant to the Lac Des Iles district and will not be discussed further. Contact Breccia hosted PGM mineralization is a common occurrence. The most significant deposits of this type are located along the western margin of the Bushveld Complex, along the so-called Platreef trend. Here bulk mineable, lower grade PGM mineralization occurs within polycyclic breccia zones developed at or near the contacts of the Bushveld Complex. PGM mineralization appears to be primary magmatic in character with deposition induced by contamination from both mafic/ultramafic blocks within the breccia and/or by inclusions of sulphur or iron-bearing wall rock lithologies. The brecciated nature of the host sequence speaks to a much more active intrusive regime than envisaged above and a possible role for volatile-laden fluids in mobilizing and distributing mineralization. Typically the deposits in this class do not, however, show much in the way of host or wall-rock alteration that is not thermally related.  Exploration criteria include large magmatic systems, the presence of sulphide or iron-rich country rocks, the presence of breccia's within 0-200 metre of the intrusive contact and elevated PGM values within the host intrusions. Similar occurrences within the East Bull suite of intrusions at River Valley, Agnew Lake and East Bull Lake in the Sudbury are located near the base of large layered gabbro anorthosite complexes. The Shelby Contact and Powder Hill PGM occurrences on the Companies Lac des Iles River and Shelby Lake Properties appear to fall into this deposit class (see below). The Vande Zone exhibits elements of both styles of mineralization.

Magmatic-Hydrothermal Deposits:

Examples of this class of deposit are relatively rare and often highly controversial. The typical hallmarks of this style of mineralization include it's relationship to zones of strong deformation within mafic or ultramafic host rocks, large, well defined chemical alteration zones and typically elevated Pd:Pt ratios (>8-10:1). These deposits are thought to result from the remobilization of low to very low-grade magmatic PGM mineralization into zones of structure deformation during regional metamorphism. Under the proposed models the low grade, magmatic PGM mineralization is remobilized and redeposited in zones of structural dilatency during regional deformation. Pd, being the more mobile of the two main platinum group minerals, is remobilized in higher percentages leading to elevated Pd:Pt ratios. Exploration criteria include the presence of large mafic intrusive systems effected by regional structural deformation, wide-spread evidence of hydrothermal activity within the deformation zone in the form of veining and alteration and elevated PGM background levels in the host intrusion. Based on it's high Pd:Pt ratio and the presence of wide-spread alteration of the host lithology the Lac Des Iles deposit has frequently been assigned to this class of deposits. Emerging theory, however, appears to suggest the Lac Des Iles deposit is a hybrid between this class of deposit and the Contact Breccia style of mineralization.

Lac Des Iles-type Deposits

PGM mineralization at Lac Des Iles is hosted by a large breccia zone developed within the marginal phase of the Mine Complex, a 2.5 x 1.5 km gabbroic intrusion which is part of the Lac Des Iles Suite of Intrusions. Mineralization occurs mainly in the form of sparsely disseminated chalcopyrite and pyrrhotite within varitextured gabbro/gabbro-norite that comprises the matrix to the breccia. The breccia itself is matrix supported with fragments ranging is size from several cm to over 30 metres. The fragments are dominantly comprised of gabbroic lithologies with lesser pyroxenite and rare ultramafic and wall rock fragments. The breccia body covers over an area in excess of 600 x 150 metres. Along the eastern contact of the breccia zone is a narrow (7-15 metre wide) band of pyroxenite, which exhibits strong alteration and shearing. This pyroxenite zone hosts the highest-grade mineralization within the deposit and appears to have acted as a chemical/structural trap for mineralized fluids. There is evidence throughout the Lac Des Iles deposit of hydrothermal alteration in the form of chlorite, sericite and epidote, which were formed either during or after deposition of the PGM mineralization. The varitextured nature of the gabbro matrix also suggests a significant role for volatiles during deposit formation. In general, the Lac Des Iles deposit appears to possess aspects of both the Contact Breccia and Magmatic/Hydrothermal classes of deposits. There is no clear evidence to date for contamination or mixing (except possibly within the pyroxenite zone) playing a significant role in deposition of PGM's at Lac Des Iles. The other potential deposition mechanisms are pressure decrease and/or cooling of a PGM-bearing, volatile fluid phase, which could also be responsible for breccia development. Additional work on modeling this deposit is on-going. Important exploration criteria include evidence for volatile activity (varitextured/pegmatitic gabbro), breccia development, weak but pervasive alteration and low level sulphide mineralization.

Exploration and Mineralization on the Lac Des Iles Project

Since property acquisition began in early 2000 New Millennium Metals, Platinum Group Metals and the merged companies have conducted eight exploration programs covering portions of the three properties. These programs and the material results are summarized below.

Phase 1 - Prospecting and Mapping – Summer 2000

Between May and July of 2000 New Millennium employed between 4 and 10 geologists and prospectors to undertake first pass prospecting and reconnaissance geological mapping over roughly 85% of the Lac Des Iles Project holdings. The Phase 1 prospecting and mapping program resulted in the discovery of two significant PGM showings, the discovery of two zones of PGM mineralization hosted in boulders and the identification of four previously unmapped members of the Lac Des Iles Intrusive Suite.

This program consisted of widely spaced (200-500 metre) prospecting and mapping traverses across the known mafic intrusions in the Project area and across airborne magnetic features thought to be related to mafic intrusions. Grab samples were collected from all mafic outcrops examined as well as from sulphide mineralized mafic boulders located within the Project area. In total over 1,600 rock samples were collected and analyzed for Pt, Pd, Au, Cu and Ni. Of the samples collected 57, or slightly over 3.5%, returned values in excess of 100 ppb combined Pt+Pd+Au which is taken as representative of anomalous PGM mineralization.

Significant zones of PGM mineralization were discovered in outcrop at Powder Hill, on the Lac Des Iles River Property, and at Turtle Hill on the Shelby Lake Property. At Powder Hill 9 of 13 garb samples collected from an outcrop of chalcopyrite-mineralized leucogabbro breccia and varitextured gabbro returned values in excess of 1.0 g/T Pt+Pd+Au with a high of 1.81 g/T. Mineralization occurs over a 10 x 20 metre area on one corner of an isolated outcrop in the middle of a large sand plain. No other outcrops are present for over 400 metres in any direction from the discovery outcrop. The Powder Hill mineralization is hosted by the Towle Lake Intrusive Complex, which is marked by a prominent northeast-trending magnetic anomaly that extends for over 16 km across ground held by the company.

PGM mineralization was also discovered in outcrop at Turtle Hill on the Shelby Lake Property. Here weakly disseminated chalcopyrite and pyrite mineralization occurs in a leucogabbro contact-style breccia along the northern contact of the Shelby Lake Intrusion. Values of up to 363 ppb Pt+Pd+Au were obtained from grab samples of the Turtle Hill breccia, which covers a minimum area of 55 x 15 metres.

In the northeast corner of the Lac Des Iles River Property a number of sulphide mineralized PGM-bearing boulders, known as the Stocker occurrence, were located during the Phase 1 program. Fourteen angular gabbro breccia and varitextured gabbro boulders sampled over an area of 20 x 50 metres returned values > 500 ppb Pt+Pd+Au. The mineralized boulders occur in a basal till horizon, range in size from 60 cm to over 1.5 metres and are very angular. Based on their mode of occurrence, angular nature and similarity to locally observed lithologies they are believed to be of local provenance.

During the summer of 2000, Platinum Group Metals carried out a program of geological mapping, line cutting, geochemical sampling and prospecting on the South Legris Property. This program failed to locate any significant mineralization but did locate mafic intrusive rocks at the eastern end and along the southern margin of the property (part of the Towle Lake Intrusion).

Phase 2 - Trench and Channel Sampling Program – Fall 2000

Following completion of the Phase 1 mapping and prospecting program a limited program of mechanical outcrop stripping and channel sampling was conducted by New Millennium during the fall of 2000. Areas stripped and sampled included the Powder Hill Zone on the Lac Des Iles River Property and the Turtle Hill Zone on the Shelby Lake Property.

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

Stripping of a 55 x 15-metre area at Turtle Hill on the Shelby Lake Property exposed a gabbro breccia unit along the northern contact of the Shelby Lake intrusion. This gabbro breccia has a medium-grained, varitextured leucogabbro matrix and contains fragments of gabbro, gneiss and pyroxenite. Low-level Pt-Pd mineralization is associated with sparsely disseminated chalcopyrite and pyrrhotite in the matrix of the Turtle Hill breccia. Of 57 one metre samples collected from the Turtle Hill breccia and an adjacent pyroxenite unit 21, or 37%, returned Pd values above the detection limit of 10 ppb, with a high of 101 ppb Pt+Pd+Au over 1 metre. Grab samples from the discovery outcrop at Turtle Hill had returned values to 363 ppb Pt+Pd+Au. Additional prospecting and mapping along the northern contact of the Shelby Lake intrusion was recommended.

Phase 3- Powder Hill and Stocker Geophysical Surveys – Winter 2000

Based on the results of mapping and trenching in the Powder Hill area, and on the discovery of Pt-Pd mineralized boulders in the Stocker area, a two phase program of line-cutting and geophysical surveying (IP and Mag) was completed in late 2000 and early 2001. Extreme cold conditions and a lack of snow cover, which made for poor ground contact conditions, hampered these programs.

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

The Powder Hill survey detected a moderately strong 600 x 200 metre chargeability anomaly located 100 to 300 metres south of the mineralized outcrop at Powder Hill with chargeability values ranging from 10 to 22 mV/Volt. A weaker anomaly, 8-10 mV/V, blankets the Powder Hill outcrop and extends for several hundred metres to the east and west beyond the limits of the survey area. The magnetic survey detected a very strong, northeast-trending magnetic high beneath cover immediately to the northeast of the Powder Hill outcrop and a second anomaly 300 metres south of Powder Hill. The southern magnetic anomaly correlates with the known trend of turbidite-hosted iron formation, but the northeastern anomaly could not be correlated with any known outcropping unit. Based on these results drill testing of the chargeability features was recommended (see below - Phase 1 Powder Hill Drilling ).

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

Phase 4 Drilling - Powder Hill Drilling – Spring 2001

Between February 1 and March 12 of 2001 a 12-hole diamond-drilling program was carried out in the Powder Hill area. The purpose of this drill program was to test the known bedrock mineralization at Powder Hill and the chargeability anomalies detected by the Scott geophysical survey south of Powder Hill. In all 12 holes totaling 1,043 metres were completed in and around Powder Hill. The results of this program are described in more detail in section 8 - Drilling

Phase 5 - Mapping and Prospecting – Summer 2001

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

This program led to the discovery of the PGM mineralized Stinger Zone. The Stinger Zone is located within the central portion of the Towle Lake Complex, 6.5-km northeast of Powder Hill. Initial grab sample results from the 2x3 metre discovery outcrop ranged from a low of 37 ppb Pt+Pd to a high of 7.47 g/T Pt+Pd+Au. In addition to the high-grade mineralization at the discovery showing, low level (35-75 ppb) Pt and Pd mineralization was detected in several intrusive phases for over one kilometer to the northeast and 300 metres to the southwest of the Stinger Zone within the Towle Lake Complex.

Pt-Pd mineralization at the Stinger Zone is associated with 1-5% fine-grained disseminated chalcopyrite and pyrrhotite. The sulphide mineralization is hosted by pyroxenite and hornblende leucogabbro. The highest-grade mineralization occurs within the leucogabbro where it is in contact with pyroxenite. The leucogabbro hosts fragments of pyroxenite, and is clearly the latter of the two phases. The rounded nature of the pyroxenite fragments and the diffuse nature of the contacts between the two units indicates that the pyroxenite was only partially solidified when intruded by the leucogabbro.

Based on the high-grade nature of the Stinger mineralization and the lack of outcrop in the immediate area a program of mechanical stripping and channel sampling was proposed and undertaken.

At the same time as the New Millennium crews were prospecting/mapping in the Stinger area an exploration crew working on the adjacent South Legris Property for Platinum Group Metals discovered the Vande Zone. The Vande Zone is a geologically complex series of PGE-bearing gabbro breccias and mafic intrusive phases hosted by the eastern portion of the Towle Lake Intrusive Complex. The Vande Zone is located 3.5 km northeast of Stinger discovery.

PGM mineralization within the Vande Zone is related to 1-5% disseminated pyrite and chalcopyrite, which is hosted by leucogabbro, mesogabbro and pyroxenite. There appears to be a direct relationship between the abundance of chalcopyrite and the grade of the PGM mineralization, although no statistical analysis has been conducted to confirm this observation. Initial grab samples from chalcopyrite-bearing sections of the Vande Zone collected along strike for 400 metres returned grades ranging between 55 and 1,238 ppb Pt+Pd+Au.

Phase 6 - Mechanical Stripping – Vande and Stinger Zones – Summer/Fall 2001

During July of 2001 Platinum Group Metals undertook a follow-up trenching and channel sampling program in the Vande Zone discovery area. In total 1,750 square metres of shallow bedrock trenching was completed in four trenches along a 350 metre long section of the Vande Zone. This program identified a broad zone of PGE mineralization which returned 0.36 g/T Pt+Pd+Au over a 50 metre width with a high of 1.22 g/T over 2.0 metres from saw cut channel samples across the discovery showing. Trenching and channel sampling 300 metres to the southwest of the discovery showing, along the Towle Lake trend, also located PGE mineralized gabbro breccias which returned 11.0 metres grading 1.26 g/T Pt+Pd+Au, including 5.0 metres averaging 2.28 g/T Pt+Pd+Au.

PGM mineralization in the Vande Zone area is associated with 1 to 5% fine to medium-grained disseminated pyrite+chalcopyrite. Sulphide mineralization ranges from very fine-grained disseminations within medium-grained gabbroic rocks to coarser-clots of pyrite and chalcopyrite within feldspathic leucogabbro and varitextured leucogabbro. Disseminated fine-grained sulphide is also observed in the matrix to a +15 metre thick, complex gabbro breccia unit in the hanging wall to the leucogabbro and within pyroxenite fragments within the breccia where pyrrhotite is also common. Within all three trenches the sulphide content is somewhat erratically distributed and local gossan zones are developed in areas of heavy pyrite mineralization. There does, however, appear to be a zone of higher-grade mineralization developed at the leucogabbro/gabbro breccia contact, typically in the first few metres of the leucogabbro. In the discovery trench the highest PGE grades are actually observed outside the area of strongest gossan development while the opposite is the case in trench 300E. Palladium to platinum ratios from the mineralized section in trench 300E ranged between 2.96:1 and 5.20:1, averaging 4.0:1 – significantly lower than those associated with mineralization at the Lac Des Iles mine (approximately 8.0:1). Platinum to gold ratios from trench 300E averaged 2.63:1 and are highest in the highest-grade Pd samples.

Based on the presence of significant sulphide-associated PGE mineralization over a strike length of 300 metres on the property a program of IP and magnetic surveying were proposed and carried out on a grid cut over the Vande Zone during the fall of 2001 (see below).

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

Stripping of the main trench exposed three bands of Pt-Pd mineralized leucogabbro, varying from 0.4 to 2.5 metres in thickness, cutting fine-grained pyroxenite over a 4 to 6.5 metre widths for 55 metres along strike. Disseminated sulphide mineralization is present throughout this interval and several channels were cut across the main trench outcrop. The results of this sampling (Table 5) are provided in the table below along with the channel locations relative to the discovery outcrop. Samples were collected from saw cut 5-7 cm wide, continuous channels across the strike of the mineralized units. Sample intervals varied as a function of variations in mineralization and lithology, but seldom exceeded one metre. The mineralized stratigraphy appears to dip at 60-65 degrees to the southeast. The majority of the channel samples were collected along a relative steep incline to the northeast such that sample intervals approximate true width within 5%.

Sulphide mineralization in the discovery outcrop is heaviest at the base (northern contact) of the southern-most leucogabbro band. This was the location of the initial high-grade grab samples. A 30 cm to 1.7 metre band of heavy sulphide, high-grade PGM mineralization (> 2.9 g/T Pt+Pd+Au) is present at this level across the entire outcrop. Individual leucogabbro bands beneath the high-grade zone typically return grades in excess of 1 g/T Pt+Pd+Au while intervening pyroxenite intervals return several hundred ppb Pt+Pd+Au.

At both the east and western ends of the main trench steeply dipping, ductile faults were encountered. While these faults appear to have only limited (<10 metre) horizontal displacements the amount of vertical displacement is unknown. Only low-grade mineralization (<300 ppb Pt+Pd+Au) was detected in leucogabbro west of the western fault. The eastern fault is located along the edge of the main trench and as such only six channel samples were collected to the east of it. Five of these samples showed anomalous Pt and Pd values (40 to 130 ppb Pt and 128 to 610 ppb Pd) indicating continuity of the mineralized section across the fault to the east.

Anomalous Pt and Pd values (> 100 ppb Pt+Pd) were detected over a forty-two-metre interval stratigraphically above the level of the main zone in the cross-strike trench at the east end of the main trench. Anomalous Pt+Pd mineralization was detected in pyroxenite, ferrogabbro and coarse-grained leucogabbro in this trench. Values appear to correlate with the presence of very fine-grained disseminated chalcopyrite +/- pyrrhotite. A continuous channel sample ran the length of this trench.

Table 5: Stinger Channel Sample Results

Only eight channel samples were collected from the cross-strike trench at the west end of the main trench due to time/budget considerations and rapid flooding. Of these only one sample returned strongly anomalous values, 950 ppb Pt+Pd+Au over one metre, from a chalcopyrite mineralized pyroxenite sample.

Samples collected from the eastern step-out trench returned elevated Pt+Pd values over a 22-metre interval ranging from 50 ppb to 399 ppb Pt+Pd+Au. The leucogabbro in this trench, thought to correlate with the mineralized leucogabbro in the main trench, is noticeable more feldspathic and no pyroxenite is present. Results from the western step-out trench show only weakly elevated values locally, with a high of 105 ppb Pt+Pd+Au. As in the eastern step-out the leucogabbro in the western step-out is strongly feldspathic, locally almost anorthositic.

Based on the results obtained from the trenching program in the Stinger area high-grade Pt-Pd mineralization appears to have occurred as a result of mixing between an early Pt-Pd mineralized pyroxenitic magma and a slightly later hornblende leucogabbro magma pulse which also contained elevated PGM values. In the main trench area mixing appears to have occurred over a 4 to 6.5-metre interval. Subsequent magmatic activity and later deformation and dyking have locally diluted and offset the mineralized sequence in the discover area.

The high grade and apparent stratiform nature of the Stinger Zone mineralization and the style of mineralization is considered to be very encouraging. A program of additional trenching and a small (1000-1200 metre) program of closely spaced diamond drilling was recommended as the next step in testing this target.

Phase 7 – Geophysical Surveying – South Legris Property (Vande Zone) – Fall 2001

Between July and September of 2001, 35.5-line km of IP and 40-line km of magnetic surveying were completed over a cut grid in the Vande Zone area by Platinum Group Metals.  The geophysical survey was carried out in two parts with the initial work completed by JVX Consulting of Toronto, Ontario and the second phase completed by Patrie Consulting of Massey, Ontario. Both surveys were completed to similar specifications such that the information should be directly comparable.

The IP surveys identified a relatively continuous zone of elevated chargeability, > 5 mV/V, for over 3.0 km associated with a northeast-trending magnetic anomaly believed to be sourced by the Towle Lake Intrusive Complex. Chargeability values reach a high of 13.9 mv/V in the discovery showing area. Locally there is good correlation between the chargeability anomalies and magnetic highs. Along most of the surveyed trend there is a moderate resistivity high located immediately north of or overlapping the chargeability anomalies. In the discovery zone area this zone of high resistivity appears to be related to a thick leucogabbro unit near the top of which is located the previously discussed zone of somewhat higher grade PGM mineralization.

Based on the results of the trenching and geophysical programs along the Vande Zone on the South Legris property a program of diamond drilling to test geophysical and geological targets was recommended and conducted during the fall/winter of 2001.

Phase 8, 9, 10 – Drilling of the Vande, Stinger and Shelby Contact Zones

Between the fall of 2001 and fall/winter of 2002 three programs of diamond drilling and a limited program of trenching were completed to test the surface mineralization discovered at the Stinger, Vande and Shelby Contact Zones. These programs are described in more detail below.

Diamond Drilling – Lac Des Iles River, Shelby Lake and South Legris Properties

Phase 4 Work Program – Diamond Drilling – Powder Hill Zone – Lac Des Iles River Property

Between February 1 and March 12 of 2001 New Millennium Metals Corp. conducted a 12-hole diamond-drilling program in the Powder Hill area. The purpose of this drill program was to test the known bedrock mineralization at Powder Hill and the chargeability anomalies detected by the Scott geophysical survey south of Powder Hill. In all 12 holes totaling 1,043 metres were completed in and around Powder Hill.

Nine of the twelve holes drilled intersected stratiform Pt-Pd mineralization belonging to the Powder Hill Zone. The mineralized intercepts in holes PH 1, 2, 4 and 7-12 are shown Table 6, below. Hole PH-3 was drilled into footwall lithologies, overshooting the Powder Hill Zone by a matter of 2-3 metres. Holes PH 5 and 6 tested the previously mentioned chargeability anomaly south of Powder Hill. These holes intersected numerous cm-scale bands of disseminated to semi-massive pyrrhotite spread over a 20-25 metre interval in turbiditic sediments south of the southern contact of the Towle Lake Complex. These pyrrhotitic bands are interpreted to be the source of the IP anomaly.

All drill holes were collared to the southeast of Powder Hill and drilled to the northwest at dip angles of 45 degrees. Based on intercepts in holes 1-2 and 10-12, which were drilled to form two small sections, the mineralized zone has an irregular shape and dips to the southeast at between 55 and 60 degrees. As a result the mineralized intercepts in the table above likely overstate the true thickness of the zone by an order of 5-7%.

Samples of spilt drill core were collected at one-metre intervals, or as dictated by changes in lithology/mineralization, throughout the sulphide mineralized portions of each drill hole. In addition, one metre samples were collected from all lithologies to aid in detection of non-sulphide related mineralization. All core was mechanically split on site, collected and sealed in large poly bags and then transported to Thunder Bay. From Thunder Bay samples were shipped in burlaps bags to XRAL's laboratory in Rouyn-Noranda, Quebec via truck. Samples were analyzed for Pt, Pd, Au, Cu and Ni.

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

Table 6: 2001 Drill Intercepts and Results – Powder Hill Zone

Hole	Grid	Grid	Intersection	Core	Pd	Pt	Au	Pt+Pd+Au
Number	Easting	Northing		Length	g/T	g/T	g/T	g/T

PH-11	1800W	450S	35.5-37.0 m	1.5 m	0.59	0.05	0.08	0.72
PH-10	1900W	450S	36.5-42.15 m	5.65 m	0.91	0.16	0.10	1.17
		including	38.1-39.7 m	1.6 m	1.61	0.26	0.17	2.04
PH-12	1950W	525S	92.9-97.6 m	4.65 m	0.76	0.14	0.06	0.96
PH-04	2000W	475S	53.2-59.8 m	6.60 m	0.41	0.11	0.05	0.57
PH-02	2100W	435S	28.0-29.25 m	1.25 m	0.79	0.14	0.07	1.00
PH-01	2100W	475S	63.0-64.0 m	1.0 m	0.40	0.10	0.02	0.52
PH-07	2200W	450S	24.8-26.2 m	1.4 m	1.69	0.29	0.06	2.04
PH-08	2300W	475S	65.2-67.8 m	2.6 m	1.55	0.25	0.10	1.90
		including	65.8-67.0	1.2 m	2.40	0.29	0.14	2.83
PH-09	2400W	465S	69.2-70.2 m	1.0 m	0.13	0.02	0.02	0.17

Phase 8 – Diamond Drilling – Vande Zone, South Legris Property – Fall 2001

Platinum Group Metals completed 1,492 metres of diamond drilling, in 6 holes, on the South Legris property, between August and November of 2001. Drilling was conducted to test the Vande Zone at shallow depths and to test additional geological and geophysical targets.

Drill holes SL01 and 02 were drilled in section, from southeast to northwest at –45 degrees, beneath the discovery showing. Hole SL01 intersected two narrow mineralized zones, as indicated in Table 7 below, separated by a 26.79 metre wide late gabbro dyke beneath the 50 metre-thick mineralized intercept reported from the discovery trench above. Hole SL02 collared 55 metres southeast of hole SL01 failed to intersect any more than weakly anomalous Pt+Pd+Au mineralization despite intercepting similar lithologies. The somewhat erratic distribution of mineralization between the two holes fits with observations from surface sampling.

Drill hole SL03 tested the mineralized section observed in trench 300E (see above). While failing to return the higher-grade mineralization observed in the trench, hole 03 did intersect two thick zones of lower grade Pt+Pd+Au mineralization (see table 7 below). As in hole SL01 PGM mineralization is present in both gabbro breccia and leucogabbro units.

Drill hole SL04 –06 failed to intersect anymore than weakly anomalous PGM mineralization outside one vein-related zone in hole 04. Hole SL04 tested a distinct magnetic low cross-cutting the Towle Lake trend which appears to be related to a zone of late vertical faulting. A narrow quartz-tourmaline vein encountered in the lower portion of this hole contained strongly elevated Pd values (1110 ppb over 0.79 metres) but virtually no Au or Pt (1 and 3 ppb respectively). This suggests greater mobility of Pd in the post-magmatic environment than either Au or Pt.

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

Following a re-evaluation of the available exploration data Platinum Group collared three additional diamond drill holes, totaling 489 metres, targeting geophysical anomalies in December of 2001. Drill hole SL07 was collared 35 metres northeast of hole SL03 and drilled back, toward the collar of hole 03, under trench 300E. A recent re-evaluation of the geology of this area by the author indicates that this hole was drilled at an angle of approximately 45 degrees to the strike of the Vande Zone in this area providing an oblique cut of the lower part of the zone. Hole ST07 did intersect 1.45 metres grading 1.18 g/T Pt+Pd+Au within a broader package of weakly anomalous PGM values.

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

Based on the drill results to date it is evident that there is an extensive zone of PGM mineralization hosted within the Towle Lake Complex on the South Legris Property. Drilling to date, however, has not been able to demonstrate the presence of PGM mineralization of economic grade/thickness. Given the extensive nature of the mineralized system in the Vande Zone area it is recommended that additional closely spaced (50-100 metre) diamond drilling be undertaken to test the Vande Zone both along strike and down dip to a depth of 300 metres. Additional drilling should target geophysical and geological targets along the Towle Lake trend including the anomalies that were not adequately tested by holes SL08 and SL09. Additional consideration should also be given to extending the available geophysical coverage to the northeast, along the Towle Lake trend to the property boundary.

Table 7: Significant Drill Hole Intercepts from Vande Zone 2001/2002 Drilling

Drill Hole	Intersection Details	From (m)	To (m)	Width (m)	Pd (ppb)	Pt (ppb)	Au (ppb)	Pd+Pt+Au (ppb)	Pt:Pd Ratio
SL-01	Leucogabbro phase in gabbro breccia	3.70	7.50	3.80	495	144	108	747	3.43
SL-01	Melanogabbro breccia	34.29	37.00	2.71	836	258	271	1365	3.23
SL-03	Leucogabbro breccia	14.74	24.10	9.36	82	36	17	135	2.28
SL-03	Leucogabbro	36.55	45.03	8.48	143	54	41	238	2.65
SL-04	Quartz-Tourmaline Vein	161.55	162.34	0.79	1110	3	1	1113	370
SL-07	Leucogabbro	14.15	15.60	1.45	912	253	19	1184	3.60
SL02-10	Leucogabbro/ Leucogabbro Bx	11.10	24.80	13.70	315	119	17	451	2.65
	Including			2.00	1378	539	28	1945	2.56
SL02-11	Leucogabbro	92.1	102.4	10.30	264	27	21	308	9.8
SL02-12	Mesogabbro	35.65	41.8	6.25	420	176	84	680	2.45

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

Phase 9 – Diamond Drilling and Trenching – Stinger/Shelby Contact Zones, Shelby Lake Property – Summer 2002

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

A short trench (Shelby Contact Trench #2) was completed along the northern edge of the Shelby Lake Road, near line 3400E, across a narrow exposure of leucogabbro breccia and varitextured gabbro. Similar lithologies have returned strongly elevated Pt-Pd-Au values throughout the property. Shelby Contact Trench #2 exposed 7.5 metres of coarse-grained, varitextured hornblende leucogabbro cut by both a granite pegmatite and granodiorite dykes. The southern portion of the trenched leucogabbro contains xenoliths of melanogabbro, pyroxenite and what appears to be layered pyroxene gabbro ranging in size from 2-35 cm. The fragments are typically angular and appear to be sourced by an earlier, more mafic phase of the intrusion, which is rarely observed in outcrop.

Weakly disseminated pyrite and lesser chalcopyrite occur throughout the varitextured portion of the leucogabbro and in the matrix to the gabbro breccia at the base of the interval. Nine channel samples were completed across the width of the leucogabbro interval and across a xenolith-bearing portion of the granodiorite. Low level Pt-Pd-Au mineralization was encountered throughout the leucogabbro with Pt+Pd+Au values ranging between 24 and 92 ppb. The mineralized interval in this trench is similar in many respects to that observed at Turtle Hill 400 metres to the northeast.

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

The observed chargeability anomaly is sourced by up to 2-3% disseminated chalcopyrite and pyrite within the varitextured leucogabbro unit. Sulphide content appears to increase in the coarser-grained and more variably textured portions of this unit, which locally contains between 1 and 3% fragments of melanogabbro, pyroxenite and fine-grained gabbro. None of the earlier mafic intrusive phases appear to be sulphide bearing. Sulphide mineralization is observed throughout the exposed portion of this leucogabbro unit, over a width of approximately 25 metres (approximately 11 metres of which is not exposed or only very poorly exposed).

A single grab sample of moderately well mineralized material from the bottom of the trench returned 1.64 g/T Pt+Pd+Au. Channel sampling through the mineralized portion of the trench returned a high of only 0.81 g/T Pt+Pd+Au (232 ppb Pt, 491 ppb Pd, 98 ppb Au), 0.12% Cu and 0.03% Ni. Channel samples collected from 9.2 metres of 13.3 metres through the main mineralized interval (the 9.2 excluding late dykes and areas not amenable to channel sampling) returned a weighted average grade of 0.268 g/T Pt+Pd+Au. One unusual aspect of the Shelby Contact Mineralization, in a regional context, is the low Pd:Pt ratios. The majority of mineralized occurrences in the Lac Des Iles District have Pd:Pt ratios of >4:1 and the Pd:Pt ratio at the Lac Des Iles Mine is greater than 8:1. However the Shelby Contact mineralization returns Pd:Pt ratios between 1 and 2.4:1. This may indicate a different source or mineralizing process for the Shelby Contact area. Additional lithogeochemical work is required to determine the cause of the lower Pd:Pt ratios.

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

Between 30 and 42 metres south along the trench a medium-grained to locally varitextured hornblende leucogabbro is exposed. This unit is locally similar to the mineralized host in trench 2400L but less variable in texture and contains relatively few xenoliths. Channel samples cut through an 8-metre section of this unit returned Pt+Pd+Au values ranging from below detection to a high of 118 ppb Pt+Pd. The highest grades are associated with a zone of moderate shearing and 1-2% fine-grained disseminated pyrite mineralization. No gold values above the detection limit of 5 ppb were encountered through this section.

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

Based on the results of the trenching program, which traced PGM mineralization along a 1.73 km long stretch of the northern contact of the Shelby Lake Intrusion, the decision was made to undertake a short drill test of the zone beneath the L2400E trench.

Drilling- Shelby Contact Zone, Shelby Lake Property

Two short diamond drill holes were collared to test the Shelby Contact Zone mineralization encountered in Trench 2400E. Drill hole SH02-01 was collared at 590 north and drilled to the grid south, along the trace of the trench and L2400E, at an angle of –45 degrees. This hole was intended to provide an undercut of the exposed mineralization and a complete geological section from the gneiss, through the mineralized zone and into the hornblende-biotite diorite. Unfortunately the hole passed through granitic gneiss (to 22.8 m), then into a pyroxenite gabbro unit (22.8-36.4 m), which is poorly exposed on surface, and then back into granitic gneiss. This later occurrence of granitic gneiss appears to be a roll/structural high in the basement. At a depth of 51.9 metres the hole passed back out of the gneiss into a pyroxenite unit, which is not observed on surface. The hole then passed into pyroxene gabbro and intersected a thin unit of the varitextured gabbro prior to encountering the hornblende-biotite diorite. The hole encountered only weakly anomalous mineralization with a maximum of 144 ppb Pt+Pd+Au over 1.0 metre within the pryoxene gabbro unit.

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

Hole SH02-02 intersected granitic gneiss at a depth of 26.1 metres and remained in gneiss till the end of the hole (72.0 metres) which indicates that the granitic gneiss intersected in hole 01 was indeed part of the gneissic basement and not a large xenolith. This is an unexpected complication that will have to be taken into consideration in any future work on the Shelby Contact Zone. The limited work on the Shelby Contact Zone to date has indicated the presence of a moderate thick zone of anomalous PGM mineralization, which extends for at least 2.3 km along the northern contact of the Shelby Lake Intrusion. Additional drill testing of geophysical anomalies along the contact is strongly recommended.

Diamond Drilling - Stinger Zone, Shelby Lake Property

During July of 2002 six diamond drill holes, totaling 884 metres, were collared to test the Stinger Zone beneath and along strike of the discovery trench completed in 2001 (see above). Diamond drilling was conducted by Norex drilling of Timmins, Ontario. All holes, including those discussed above, were completed using BQ sized metric drill rods. The drill crew was based in Thunder Bay and core was transported from site to Thunder Bay daily. The drill core was logged by the author using the core library facilities of the Ontario Ministry of Northern Mines and Development in Thunder Bay. Core samples were selected, by the author, on the basis of core length, mineralization and lithological changes. The majority of samples were split by a hydraulic splitter with the mineralized intervals in holes 4 and 5 being sawn. Half of the split/sawn samples were retained for future study and the other half submitted for analysis to the Thunder Bay facilities of Accurassay. All drill core samples were submitted for Pt-Pd-Au assay and 27 element ICP analysis. Following the receipt of the ICP data all drillcore samples were also submitted for Cu-Ni AA analysis due to discrepancies identified in the ICP data by PTM’s quality control program (see QC program report below).

Diamond drill holes ST02-01, 02, 04 and 05 were collared at 15N on lines 25E, 25W, 100E and 100W respectively. Hole ST02-03 was collared at 11W and 44S and hole ST02-06 at 6W, 30S – the location of both of these latter two holes in part determined by local topography.

The Stinger Pt-Pd-Au-Cu-Ni Zone was intersected in holes 4, 5 and 6 (see Table 8 – below). Key intercepts were 19.2 metres grading 1.06 g/T Pt+Pd+Au in hole 04, 6.5 metres @1.28 g/T in hole 05 and 13.65 metres @ 1.48 g/T in hole 06. Each of the three wider intercepts contains a higher-grade interval at the upper leucogabbro/pyroxenite contact (2.6 metres @3.47 g/T Pt+Pd+Au in 04, 1.3 metres @ 5.48 g/T in 05 and 3.1 metres @ 4.92 g/T in hole 06).

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

Phase 10 – Diamond Drilling – Stinger and Vande Zones, Shelby Lake and South Legris Properties – Winter 2002

Between November 30 and December 3, 2002 a total of 9 drill holes totaling 1,782 metres (6 holes totaling 1,167 metres at Stinger (ST02-07 to 12) and 3 holes totaling 515 metres at Vande (SL02-10 to –12)) were collared to test the Stinger and Vande Zones within the Towle Lake Complex.

Drilling in the Stinger area was designed to test the along strike and down-dip extensions of the Stinger Zone mineralization encountered during the Summer 2002 drill program. Drill hole ST02-07 was collared  45 metres grid south and down dip of an intercept of 19.2 metres grading 1.06 g/T Pt+Pd+Au in hole ST02-04. This hole intersected several northwest-side down brittle-ductile faults, which effectively stepped the target stratigraphy down approximately 40 metres and slide it out a similar distance to the northwest (grid north). The hole intersected 5.6 metres grading 1.23 g/T Pt+Pd+Au including 0.7 metres grading 3.9 g/T Pt+Pd+Au demonstrating the down dip continuity of both the Stinger zone and the higher-grade upper contact sub-zone.

Table 8: 2002 Drill Results – Stinger Zone – Shelby Lake Property

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

Holes ST02-08 and –09 represented 100 and 200 metre step-outs to the grid east from the previously mentioned intercept in hole 04. Both these holes are located east of the zone of faulting intersected in hole 07 and are interpreted to be part of a structurally uplifted fault block. The mineralized leucogabbro unit is only weakly developed in hole 08 (returning values to 437 ppb Pt+Pd+Au) and appears to be absent in hole 09. A narrow PGM mineralized interval was intersected in hole ST02-08 (2.5 metres grading 1.08 g/T Pt+Pd+Au). This interval is interpreted to occur below the stratigraphically level of the Stinger Zone and is characterized by very low sulphide content with one sample returning 1.61 g/T Pt+Pd+Au but only 26 ppm Cu. Only weakly anomalous Pt, Pd mineralization was intersected in hole ST02-09, 100 metres to the east.

Hole ST02-10 was drilled 100 metres west of the mineralized intersection in hole ST02-05 (6.5 metres grading 1.28 g/T Pt+Pd+Au) and failed to intersect the Stinger Zone. In hole 10 is appears that the Stinger stratigraphy has been replaced by an anomalous thick portion of the late ferrogabbro dyke, which is present in the hanging wall to the mineralized zone to the east.

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

Hole ST02-11 was collared to the south of the previous drilling in order to test both an isolated magnetic anomaly located south of the main ferrogabbro trend and test the Stinger Zone at depth. The isolated magnetic anomaly is sourced by two, potentially fault repeats of the same horizon, bands of semi-massive magnetic within the hanging wall pyroxene mesogabbro unit. These bands, 1.7 and 0.4 metres thick, contain in excess of 60% magnetite and are related to the ferrogabbro dyke.

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

In summary, the 2002 drill program at Stinger has demonstrated the presence of strongly anomalous to locally high-grade PGM-Cu-Ni mineralization along strike for 700 metres and dowdip to a vertical depth of 180 metres. The mineralized zone remains open to the west and down-dip. The mineralized zone is locally offset by late brittle-ductile faulting, which appears to be characterized by northwest directed dip-slip movement on the scale of metres to tens of metres. Late dyking has also locally disrupted the mineralized stratigraphy. Based on observations to date the mineralized sequence appears to strike 065 degrees and dip to the southeast at between 55 and 65 degrees such that the mineralized intercept reported in Table 8 above would appear to represent 5-9% over-estimates of the true thickness of the mineralized zone. In all cases half of the drill core from each hole has been preserved for future study and at the present time all pulps and rejects from the analyzed samples are stored with Accurassay in Thunder Bay, Ontario.

Diamond Drilling – Vande Zone, South Legris Property – Winter 2002

Between December 19th, 2002 and January 16th, 2003 three additional diamond drill holes, totaling 515 metres were collared, logged and submitted for assay from the Vande Zone area of the Towle Lake Intrusive Complex.

Drill hole SL02-10 was drilled along line 0E, 100 metres west of hole SL03 which returned two broad intercepts of low grade PGM mineralization (see above). The hole intersected what is believed to be a gabbro breccia zone, similar to that observed in hole SL03 over the upper 14.2 metres. Between 14.2 and 25.1 metres a feldspathic leucogabbro hosting trace to 2% disseminated pyrite + chalcopyrite was intersected. This interval is cut by a 0.8 metre wide mafic dyke and includes what appears to be a fragment of melanogabbro, which is 1.3 metres thick. The sulphide-bearing leucogabbro is underlain by a series of magnetite-bearing “ferrogabbro’s”, minor pyroxene gabbro and medium-grained mesocratic gabbros. A second zone of feldspathic leucogabbro, at a depth of 66.9 metres down the hole overlays a thick sequence (60 metres) of varitextured melanogabbro, mesogabbro and diorite and related breccias. Very little sulphide mineralization was observed beneath the upper feldspathic leucogabbro interval.

Results from Hole SL02-10 include a 13.7 metre section averaging 0.45 g/T Pt+Pd+Au and including 2.0 metres grading 1.94 g/T Pt+Pd+Au. The mineralized interval includes the lower part of the gabbro breccia unit and the upper part of the leucogabbro unit. The higher-grade mineralization is located within the upper portion of the leucogabbro where it is most strongly feldspathic.

Drill hole SL02-11 was drilled along line 300W and represents a 300-metre step out from hole SL02-10 and a 700-metre step-out to the west from the discovery area. This hole was drilled to test a weak IP chargeability anomaly at the western edge of the existing geophysical coverage. The hole collared in a feldspar porphyritic melanogabbro unit very similar to that observed at the collar of hole ST02-11 in the Stinger area 3 km to the southwest. The hole then passed through a thin pyroxenite unit before entering a 16-metre thick gabbro breccia similar to that observed throughout the Vande area. Minor pyrite and chalcopyrite mineralization is present throughout the breccia. The lower contact of the breccia zone is marked by a trachytic diorite dyke, which is some 11.5 metres thick and similar in appearance to a dyke at the northern end of the discovery trench. Beneath the dyke is a thick sequence of varitextured gabbro and minor pyroxene gabbro. A leucogabbro unit intersected between 92.1 and 102.4 metres hosts minor disseminated chalcopyrite and pyrrhotite. The hole was terminated at a depth of 200 metres in granodiorite.

Results from Hole SL02-11 indicate only very weak PGM mineralization associated with the gabbro breccia zone. The breccia/leucogabbro contact, which hosts the higher-grade mineralization observed in hole SL02-10, is lost to a trachytic diorite dyke in this hole. The hole did intersect a 10.3 metre section grading 0.31 g/T Pt+Pd+Au  (including 0.9 metres grading 1.77 g/T Pt+Pd+Au) within the lower leucogabbro unit mentioned above. This mineralization is similar to that observed in Stinger hole ST02-08 in being very poor in sulphide and low in associated Cu and Ni values (90 ppm Cu and 418 ppm Ni associated with 0.9 metre higher-grade PGE interval noted above). It is also characterized by a much higher than normal Pd:Pt ratio (9.8:1) for the Vande Zone area.

Drill hole SL02-12 was collared at 295 south on line 400E between drill holes SL01 and SL02. The aim of this hole was to determine if the re-interpreted geological model for the dip of the Vande Zone and related stratigraphy was correct in order to guide future exploration and drilling in the Vande Zone area. As per the re-interpreted geology Hole SL02-12 collared in a thick gabbro breccia sequence which hosts minor disseminated sulphide mineralization throughout. An 11 metre thick medium-grained mesogabbro was intersected beneath a small shear, which marks the lower contact of the breccia zone in this hole. The lower 5 metres of this mesogabbro unit is well mineralized with 1-2% disseminated chalcopyrite+pyrite and 2% disseminated magnetite. The mesogabbro overlays medium to coarse-grained leucogabbro and fine-grained pyroxene gabbro units, both of which are cut through by a number of dykes of magnetite-rich gabbro creating a large-scale crackle breccia. A second leucogabbro unit is present near the base of the hole, which can be correlated with a similar unit in hole SL01. The above-mentioned mesogabbro returned an intercept of 6.25 metres grading 0.68 g/T Pt+Pd+Au, which includes 1.4 metres within the upper, more feldspathic portion of the leucogabbro. Only minor, low-grade mineralization was returned outside this intercept in hole 12.

In general the 2002 drilling in the vicinity of the Vande Zone has confirmed the presence of a crudely stratiform gabbro breccia unit which locally hosts minor PGM mineralization and a lower, somewhat variable, stratigraphy dominated by leucogabbro and cut through by later magnetite-bearing gabbro “dykes”. A zone of higher grade PGM mineralization is at least locally present at the gabbro breccia/leucogabbro contact. This zone has lower Pd:Pt ratios than the mineralization in either the Powder Hill or Stinger areas.  The intrusive package strikes at 55 to 60 degrees and dips to the southeast at between 45 and 55 degrees. As in the Stinger area the detailed intrusive stratigraphy is complex and is cut by late, magnetite-rich mafic dykes, more intermediate to felsic feldspar porphyritic dykes and appears to be terminated to the northwest a late granodiorite intrusion.

Phase 11 – 2003 Fall/Winter Diamond Drilling - Stinger Zone, Powder Hill and Shelby Contact Zones and Towle Lake Regional Holes

Between October 5 and November 12, 2003 thirteen diamond drill holes, totaling 3040 metres, were collared to test continuations of the Stinger, Powder Hill and Shelby Contact PGM Zones on the Lac des Iles River and Shelby Lake properties. Six of the thirteen holes were drilled between the mineralized zones as part of a regional stratigraphic drilling program within the Towle Lake Intrusion. Diamond drilling was conducted by Chibougamua Diamond Drilling of Chibougamau, Quebec. All holes completed as part of this program were completed using NQ sized metric drill rods. A trailer camp was established on the Shelby Lake road near Wakinoo Lake to house the drill crew. Drill core logging and sampling was completed in Thunder Bay using the core library facilities of the Ontario Ministry of Northern Mines and Development. Core logging and sample selection were completed by the author and contract geologist John Pearson, P.Geo., on the basis of core length, mineralization and lithological changes. The majority of samples were split by a hydraulic splitter with the mineralized intervals in several of the holes being sawn. Half of the split/sawn samples were retained for future study and the other half submitted for analysis to the Thunder Bay facilities of ALS-Chemex Labratories. All drill core samples were submitted for Pt-Pd-Au assay and 27 element ICP analysis. An extensive quality control program was conducted as part of the analytical program and is discussed in more detail below.

Stinger Zone Drilling

Four drill holes were completed in the Stinger Zone area to test along strike and down dip of the high-grade core of the Stinger Zone. Drill hole ST03-13 was collared on the south side of the unnamed creek in the Stinger Zone area to test the down dip projection of the Stinger Zone. The hole collared in tuffaceous sediments and mafic volcaniclastics of the Lac des Iles greenstone belt and intersected a 52 metre thick brittle fault zone between 81.1 and 133.3 metres. The fault appears to dip steeply (65 degrees) to the northwest, parallel to a number of block faults observed within the Stinger area. It may also exhibit similar northwest side down faulting, which characterizes the block fault. Hole ST03-13 provides the most complete section through the Towle Lake intrusion to date. The section indicates an approximate true thickness of 285 metres for the preserved portion of the Towle Lake Intrusion in the Stinger area.

Low level PGE mineralization was intersected over a 7.1 metre interval in Hole ST03-13 between 392 and 399.1 metres which represents a vertical depth of approximately 265 metres and a down dip extension of the Stinger Zone to approximately 160 metres once the effects of block faulting are removed. The mineralization occurs in the form of weakly disseminated chalcopyrite, pyrite and lesser pyrrhotite hosted by a fine-grained pyroxenite unit and resembles the mineralization in hole ST03-01. The Stinger leucogabbro, which hosts the bulk of the higher grade mineralization in the Stinger Zone area, is not present in hole 13. As in the other deeper  Stinger holes significant block faulting is observed and the mineralized intersection appears to be offset some 130 metres down hole from it’s projected location based on the mineralized intercept in hole ST02-06 located along the same gird line.

Table 9 - Stinger Zone – Significant Intercepts - 2003 Drilling
Hole No	East	North	From	To	Intercept	Au	Pt	Pd	Au+Pt+Pd	Pd:Pt
			(m)	(m)	(m)	(ppb)	(ppb)	(ppb)	(g/t)
ST03-13	0E	160S	392.0	399.1	7.1	23	96	390	0.51	4.06
		*including			0.52				1.33
ST03-14	150E	15N	57.0	77.4	17.4	44	90	734	0.85	8.16
		*including			1.85				2.85
TL03-06	1230W	20S	301.8	305.2	3.4	44	129	580	0.75	4.50
All holes inclined 45 degrees and directed toward 332 degrees - Stinger grid

Drill hole ST03-14 was collared between holes ST02-04 which returned 19.2 metres grading 1.06 g/T Pt+Pd+Au and hole ST02-08 which returned only 2.5 metres @ 1.08 g/T to determine the controls on the better mineralized portions of the Stinger Zone. Hole ST03-14 intersected 17.4 metres grading 0.85 g/T Au+Pt+Pd including a high-grade upper section, which assayed 2.85 g/T Au+Pt+Pd, and 0.31% Cu over 1.85 metres. This section is very similar that observed in hole ST02-04 50 metres to the grid west. Comparisons with hole ST03-08 indicate the presence of a potentially late leucogabbro unit in the stratigraphic position of the Stinger mineralization in hole 08, which may have resulted in removal of the bulk of the mineralized sequence in this hole.

Drill holes ST03-15 and 16 were collared to test the along strike and down-dip projection of the high-grade intercept in hole ST02-05 which returned 1.3 metres grading 5.48 g/T Pt+Pd+Au. Both holes intersected only weakly mineralized gabbro within a complex assemblage of faulted gabbro and pyroxenite lithologies.

Powder Hill Zone Drilling

As indicated above drill testing of the Powder Hill Zone in 2001 had indicated the presence of an open-ended stratabound PGM mineralized zone grading between 0.20 and 2.83 g/T PGM over a strike length of 600 metres in the Powder Hill area on the Lac des Iles River Property.  A decision was made to drill three wide spaced drill holes to test the northeastern extension of the Powder Hill Zone beneath a broad, overburden-covered plain.

As with the previous Powder Hill drilling all holes were collared at an angle of -45 degrees and directed grid north toward 325 degrees. Drill hole PH03-13 was collared 400 metres grid east of the eastern most hole drilled in 2001 (PH-11). Thirty-three metres of sandy overburden were encountered before the hole collared in before the hole collared in hornblende-biotite gabbro of the Towle Lake intrusion. The Powder Hill mesogabbro unit, which hosts the Powder Hill Zone near it’s base, was intersected at a depth of 42.05 metres. The first significant sulphide mineralization within the Powder Hill Gabbro corresponds with the beginning of a zone of cm-scale xenoliths of pyroxenite and melanogabbro and with the first significant PGM values at a depth of 68.9 metres. 8.1 metres of mineralized, xenolith-bearing gabbro, averaging 0.33 g/T Pt+Pd+Au were intersected in hole PH03-13. As in previous drilling in the Powder Hill area the xenoliths within the mineralized sequence were barren; the PGM mineralization being confined to the medium to coarse-grained, slightly varitextured mesogabbro matrix. The PGM mineralization is related to 0.5 to 2.5% disseminated pyrite and chalcopyrite mineralization locally associated with minor epidote and magnetite. A narrow interval between two breccia fragments of slightly heavier than normal sulphide concentration (3.5%) returned 3.1 g/T combined Pt+Pd+Au – the highest assay to date from the Powder Hill area.

Table 10 - Powder Hill Zone –Significant Drill Intercepts - 2003 Drilling
Hole No	East	North	From	To	Intercept	Au	Pt	Pd	Au+Pt+Pd	Pd:Pt
			(m)	(m)	(m)	(ppb)	(ppb)	(ppb)	(g/t)
PH03-13	1400W	525S	68.9	77	8.1	11	65	256	0.33	3.94
		*including			0.3				3.1
PH03-14	800W	550S	56.5	61.15	4.65	44	106	456	0.61	4.30
		*including			0.45				2.00
TL03-01	0W	675S			0.4	24	344	1480	1.85	4.30
All holes inclined 45 degrees to 315 degrees - Powder Hill Grid.

Drill hole PH03-14 was collared an additional 600 metres grid east of hole -13 and 1000 metres grid east of the termination of the 2001 drilling. Hole PH03-14 also encountered a thick sandy overburden section (25 metres) prior to collaring in a tuffaceous sediments south of the Towle Lake contact. The Towle Lake Intrusion was intersected at a depth of 50.9 metres. The border phase in hole -14 was a 3-metre thick pyroxene gabbro unit, which was had not been previously observed in the Powder Hill area. Beneath the pyroxene gabbro the hole passed directly into Powder Hill Mesogabbro. The Powder Hill gabbro section is considerably thinner in hole 14 than in hole 13 and again the sulphide and related PGM mineralization is concentrated at the base of the unit in association with a zone of xenoliths. Three separate gabbro sections were encountered in hole 14 averaging 1.43 g/T Pt+Pd+Au separated by largely barren xenoliths of pyroxene gabbro, anorthositic gabbro and biotitic gabbro. Overall the mineralized interval averaged 0.61 g/T Pt+Pd+Au over 4.65 metres.

Hole TL03-01 was collared 800 metres grid east from hole PH03-14 and was collared as the southeastern most hole of a three hole drill section across the Towle Lake Intrusion in the area immediately southwest of Towle Lake. Hole TL03-01 also passed through a thick sandy overburden cover (13 metres) before intersecting mafic tuff. The contact with the Towle Lake Intrusion was intersected at a depth of 46.5 metres. The contact phase in this locality is a 15-metre thick gabbro breccia phase, which is devoid of sulphide. The Powder Hill Gabbro was intersected between 64.2 and 65.55 metres with the only significant sulphide mineralization at the base of this interval in a band of nearly massive magnetite. This 0.4 metre section returned 1.85 g/T Pt+Pd+Au and is correlated with the Powder Hill Zone due to it’s presence at the base of the Powder Hill Gabbro. Only weakly elevated PGM values were encountered above this interval.

Towle Lake Series of Drill Holes – Regional stratigraphic drilling

Diamond drill holes TL03-01 to 06 were collared as the first phase of a regional stratigraphic drilling program designed to test the Towle Lake intrusion in the area between the Powder Hill and Stinger Zones – a distance six kilometres. As noted above hole TL03-01 intersected the northeastern extension of the Powder Hill Zone beneath overburden cover south of Towle Lake. Hole TL03-02 and -03 were drilled along the sample section as hole TL03-01 in an effort to get a stratigraphic fence across the width of the Towle Lake Intrusion in the Towle Lake area where lake sediment results from a 2002 Ontario government survey had indicated elevated PGE, Ni and Cu values. Hole TL03-01 terminated in an equigranular, non-magnetic, medium to fine-grained gabbro-diorite intrusive phase of uncertain affiliation. Holes TL03-02 and -03 both intersected the same lithology throughout their length (210 metres) with little variation and no significant sulphide mineralization in either hole. Based on the results of two holes, surface mapping and other drilling in the Powder Hill area this monotonous gabbro-diorite unit is assigned to the Shelby Lake Intrusion. Contact relationships between the Shelby gabbro-diorite and the more varied and mafic phases of the Towle Lake sequence suggest that the Shelby is a younger intrusive event or at the very least a younger phase of magmatism than the Towle Lake Intrusion.

Drill holes PH03-13 to TL03-03 were all accessed via existing logging roads or along skidder trails through existing clear cuts. Drill holes TL03-04 to -06 were located in a heavily forested area north of the existing road network and necessitated construction of a trail roughly 1 km in length. Holes -04 and -05 are located on the Lac des Iles River Property while hole -06 is located on the southwestern most portion of the Shelby Lake Property. The goal of these three holes was to test the Towle Lake Intrusion for the continuations of the Stinger and Powder Hill mineralized zones.

TL03-05 was collared 1.25 km northeast of hole TL03-01 and was intended to test the Towle Lake contact, the Powder Hill and Stinger stratigraphy and a broad crackle breccia zone identified in surface mapping northwest of the collar. While the hole did intersect a thick gabbroic sequence it failed to intersect any significant mineralization.

Hole TL03-04 was collared 900 metres northeast of hole -05 along the Towle Lake intrusion. The hole was targeted on a prominent magnetic anomaly, similar to the one in the Stinger and Powder Hill areas, located along the Towle Lake trend. Hole -04, drilled to a depth of 246 metres intersected a strongly fractured and variably chlorite-potassium altered granodiorite intrusion throughout it’s length and failed to intersect the Towle Lake Intrusion. No evidence of magnetism was detected within the granodiorite and it appears likely that the granodiorite is either a small plug or dyke dipping in the direction of the drill hole. Additional testing of the magnetic feature in this area is warranted.

Drill hole TL03-06, drilled 920 metres to the northeast was collared to test the strike extension of the Stinger Zone. The hole had to be placed south of a small unnamed lake and collared in tuffaceous sediments of the Lac des Iles greenstone belt. The Towle Lake intrusion was intersected at a depth of 273 metres. As with previous drilling in the Stinger area the border phase of the Towle Lake intrusion is a weakly feldspar porphyritic mesogabbro. However in hole 06 the stratigraphic sequence in the upper portion of the hole is considerably compressed. Only 5 metres of feldspar porphyritic gabbro was intersected prior to passing into Powder Hill Leucogabbro. Leucogabbro was intersected over a width of 12 metres, including a narrow (0.9 metre intercept of ferrogabbro) before the hole passed into pyroxenite and mesogabbro – Stinger stratigraphy. Weakly disseminated pyrite and chalcopyrite were observed in both the mesogabbro and pyroxenite over a width of approximately 20 meters before the marker anorthositic gabbro unit was intersected. The hole was terminated at a depth of 339 metres within a fine-grained pyroxenite unit.

Hole TL03-06 returned a strongly anomalous intercept of 3.4 metres grading 0.75 g/T Pt+Pd+Au centered around the mesogabbro/pyroxenite contact as in the core of the Stinger area. This hole thus extends the PGM mineralized Stinger stratigraphy to slightly over 1400 metres. Given the nature of this intercept additional drilling appears to be warranted along the Towle Lake trend in this area.

Sampling Methodology and Data Verification

Several types of rock samples have been collected during the Lac Des Iles Project work to date. Outcrop grabs samples were collected from the majority of mafic intrusive outcrops mapped within the Project area. Sample location was often based on the availability of an angular face, as many of the outcrops in the project area are strongly rounded and difficult to sample. Once a sample location was selected a 10-20 cm sample was hammered off, taking care to include as little weathered material as practical, and then placed in a standard plastic sample bag along with an assay tag. The assay tag number was also written on the sample bag with waterproof marker. Each sample locality was noted along with GPS coordinates, sample number, rock type sampled and presence of obvious mineralization (including nature of mineralization and percentage) in a water-resistant field book. The recorded information was transcribed into a digital database on a nightly basis. Samples were sealed with flagging tape in the field, transported to the base camp and then delivered to Accurassay (in the case of materials collected by New Millennium Metals) or Chemex Labs (in the case of materials collected by Platinum Group Metals prior to the merger in February of 2002) in Thunder Bay by truck in batches of 100-300 samples. In the case of the work completed by New Millennium Metals prior to the February 2002 merger and for all work since the 2002 merger either the author or another of the project geologists conducted sample delivery. The author is not aware of the chain of custody for samples collected by Platinum Group Metals on the South Legris Property prior to the merger but has no reason to believe that sampling and delivery procedures varied significantly from those described above. This is true for all types of sample materials collected.

Assay results were delivered by hand to the author or emailed to a private email account to which only the author has access. Assay certificates were mailed to the New Millennium/Platinum Group Metal's Vancouver offices once the author had been contacted and had reviewed the assay data for completeness and accuracy (see quality control procedures described below). Within the areas held by New Millennium Metals prior to the merger float samples were collected and treated in the same manner with only angular to sub-angular mafic intrusive boulders > 20 cm in size being selected for sampling. There appears to have been little sampling of similar materials by the Platinum Group Metals crews prior to the merger.

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

Drilling at Powder Hill in 2000 was completed by NDS drilling of Timmins, Ontario using BQ-sized core. The core samples were split and half collected and transported by the author to Manitoulin Transports docking facility in Thunder Bay. It was then shipped by transport to XRAL Assay labs in Rouyn-Noranda, Quebec. Outside of the check assaying and duplicate analysis (every 10th sample) normally completed by the XRAL no systematic program of data verification was undertaken on this group of samples. Analysis of randomly inserted duplicate samples did not yield any significant discrepancies and a single batch of twelve samples collected from throughout the project area and submitted to a third analytical facility (Chemex) returned values within 3-4% of those obtained from the two facilities utilized (XRAL, Accurassay) for the bulk of the samples collected prior to 2002.

Effective February 2002 the Company institute a strict quality control and assurance program to cover all sampling conducted on it’s projects. This program in outlined, and the results as they relate to the 2003 drilling and sampling program, are described in more detail below.

Sample Preparation and Security

The majority of samples collected by New Millennium Metals prior to the merger, and by the combined companies between February 2002 and January 2003, were submitted to Accurassay in Thunder Bay, Ontario. Accurassay is an ISO/IEC 17025 accredited facility with an extra accreditation (AL4APP) for Au, Pt, Pd fire analysis with atomic absorption finish and AL4CNC accreditation for Cu, Ni, Co analysis by atomic absorption.

Drill core samples from the 2000-drilling program were submitted to XRAL Labs in Rouyn-Noranda, Quebec, which is also an ISO/IEC 17025 accredited facility but without separate PGM accreditation.

Samples collected by Platinum Group Metals prior to the February 2002 were submitted to ALS-Chemex’s Thunder Bay preparation lab where initial preparation was completed. Prepared samples were then shipped by ALS-Chemex to their analytical facilities in Vancouver, British Columbia for analysis. The Vancouver facility is also ISO/IEC 17025 accredited with no apparent separate accreditation of PGM’s. Based on the results of the 2002 Quality Control program and on-going evaluation of analytical facilities by the company and it’s directors a decision was made to use ALS-Chemex for all analytical work during the 2003 season.

Standard sample preparation techniques were applied to all samples collected from the Lac Des Iles Project. Both XRAL and Accurassay use chrome steel crushers and milling equipment to reduce field collected samples. Samples are initially dried and then crushed to 90% < -10 mesh (2 mm). Both labs then riffle a subsample of between 250 and 450 grams for grinding to 90% -200 mesh (-150 mesh in the case of Accurassay. Both facilities utilize chrome-steel grinding ring and puck mills to grind the sample.  In both labs sample crushing and grinding equipment is cleaned with silica sand between each sample to minimize cross-contamination.

Samples sent to the Accurassay facilities in Thunder Bay underwent Lead Fire Assay. Prior to 2002 a 40 gram sample mass was used for analysis. As a result of an early review of the QAQC program initiated by the Company in 2002 it was determined that for higher grade materials (> 3 g/T Pt+Pd+Au) more accurate and reproducible results were achieved with a smaller sample size and at present, and for the majority of the 2002 sampling program, a 20.2 gram sample was used. Thus a 20.2 gram sample of –150 mesh material was weighed out and mixed with premixed basic flux (supplied by Anachemia Science Mines Assay Supply). Samples were then fused for 1.25 hours at 1800-2000 degrees F in batches of 24 samples plus lab duplicates, blanks and standards. Samples were then cupelled for 50 minutes at 1000 degrees C. The resultant precious metal beads are then digested using nitric/hydrochloric acid digestion and bulked up to 3 ml with a lanthanum water solution (1% lanthanum). For base metals aqua regia digestion was used and the samples bulked up to 10 ml with distilled, deionized water. Analysis was then done by Flame Atomic Absorption with detection limits of 5 ppb, 15 ppb and 10 ppb for Au, Pt and Pd respectively and 1 ppm for Ni and Cu.

XRAL utilized similar preparation techniques, lead fire assay, 30 gram splits, with an instrumental neutron activation finish to achieve detection limits of 1 ppb, 10 ppb and 1 ppb for Au, Pt and Pd. Ni and Cu results from XRAL were the result of ICP analysis, rather than fire assay and are thus anticipated to be somewhat less accurate.

Sample preparation procedures at ALS Chemex facilities consist of grinding and dry sieving to –80 mesh, riffling of a 200-300 gram sub-sample and pulverizing using a chrome-steel ring set to > 95% -150 mesh. Although times were not specified in the materials provided to Platinum Group by Chemex the basic preparation through the bead collection is believed to be similar to the process described above. Once the bead has been recovered it is digested for 30 minutes in dilute nitric acid. Hydrochloric acid is then added and the bead allowed to digest for an additional hour. The digested solution is then cooled, diluted to 5ml with demineralized water, homogenized and then analyzed for Au, Pt and Pd by inductively coupled plasma – atomic emission spectrometry (ICP-AES). Resulting detection limits are 2 ppb for Au and Pd and 5 ppb for Pt with upper limits of 10,000 ppb (or 10 g/T) for all three elements.

The bulk of the samples collected by Platinum Group prior to the merger, and all samples from the 2003 exploration program on the Lac des Iles Project,  were also submitted to ALS-Chemex for 32 element ICP analysis. Preparation varies in that 1.00 gram of prepared sample is first digested with concentrated nitric acid for at least one hour. Then after cooling, hydrochloric acid is added to produce aqua regia and the mixture digested for 1.5 hours. The resulting solution is diluted to 25 ml with demineralized water and analyzed by ICP-AES with correction for inter-element spectral interferences. Detection limits for Cu and Ni, the main elements of interest are quoted as 1 ppm.

Sample collection and delivery has been discussed above. At the current time pulps and rejects from all samples collected from the Lac Des Iles Project are stored with the analytical facilities in question. To the best of the author’s knowledge the samples collected and the sample collection methods employed by both New Millennium Metals and Platinum Group Metals have been of high quality and are representative of the geological materials being sampled.

Data Verification and Analytical Quality Control Procedures

The author has personnel directed the collection of and reviewed all exploration data for the Lac Des Iles Project obtained by New Millennium Metals Corporation prior to the February 2002 merger and by the Company since February 2002. He has also conducted a thorough review of all of the available data collected by Platinum Group Metals prior to the merger and believes that data, but necessarily the previous interpretation of said data, to be of moderate to high quality. Grab samples collected by the author from the Vande Zone area have verified the presence of anomalous PGM mineralization on the South Legris property. The author has also examined much of the available drill core from the diamond drilling program completed in 2001 on the South Legris Property and the related geophysical data. There are some minor concerns with the quality and presentation of the IP and magnetic data collect by Patrie Consulting but otherwise no serious concerns arose from the author’s review.

Prior to February 2002 New Millennium Metals did not have in place a quality control and assurance program. On a random basis blank and duplicate samples were collected and inserted into the sample stream for analysis but there was no systematic process for insertion of samples.

The only significant discrepancies in sample analysis or reporting noted during this period of time were clerical in nature relating to transposition of sample numbers and omission of sample results. Of the two facilities more errors of this type were noted in the data received from Accurassay. A more detailed chain of custody and more consistent method of reporting was established by the lab due to the complaints received from New Millennium and other companies using the facilities and these errors decreased markedly between late 2000 and 2002.

Beginning in February of 2002 the Company instituted a detailed QAQC program which involves insertion of a blind blank and duplicate samples one in every 20 samples and insertion of certified reference materials once in every 24 samples. Certified reference materials for Pt, Pd, Au and Cu were supplied by Canadian Resource Laboratories of Burnaby, British Columbia. These measures were taken in addition to the internal quality control procedures followed by the analytical facilities. As well the analytical facilities being used have been requested to not fire other companies’ materials with samples from the PTM’s projects. This to insure that each assay batch includes at least one blank, one duplicate sample and one reference standard.

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

Overall the 2002 QAQC program found the assay results from Accurassay to be of only moderate quality. 11% of the blank samples (8 of 72 samples) returned values significantly above the detection limits. Of these two were found to be attributable to clerical errors, which are difficult to detect in non-QC samples and thus a very serious concern. 17% of the duplicate samples showed variations beyond that which was expected for what are, admittedly, highly variable materials. Of greater concern is the fact that 28% (13 of 48 samples) of the certified reference standards analyzed returned at least one value outside the accepted two standard deviations from the mean, this after adjustment to the sample size as discussed above. Only one sample, however, fell outside the three standard deviation range used by the lab to determine unacceptable results. There was a significant improvement in analysis of the reference materials beginning in mid-2002 after internal changes to Accurassay's fire assay system. However, results from the December drilling program were again characterized by a failure rate of > 25%. The Pt results appear to demonstrate the greatest failure rate.

Beginning in February of 2002 all drill core samples collected and assayed by Accurassay were also submitted for 27 element ICP analysis. Initial ICP results indicated that the Cu and Ni values being reported for the ICP analysis (performed in Accurassay’s Kirkland Lake laboratory after sample preparation in Thunder Bay) were significantly below results from surface sampling at the Stinger Zone. The lab was requested to assay the first batch of samples from the 2002 Stinger drill program for Cu and Ni. The results indicated that the assay values were in keeping with the results from the surface sampling and much more accurate with respect to the certified reference materials being used. A complete program of re-assaying all of the drill core from the summer 2002 drill program for Cu and Ni was completed, at lab expense, and should the ICP to be under-reporting the Cu and Ni values by between 16-35% for Cu and 22-56% for Ni. Subsequent to the companies notifying Accurassay of this problem the lab undertook an internal review of their procedures, which has resulted in a re-calibration of the Kirkland Lake-based ICP unit. All Cu and Ni values reported above are from assayed values.

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

As a result of the concern with the accuracy and reproducibility of the data being provided by Accurassay and decision was made to submit all materials from the 2003 exploration program at Lac des Iles to the Thunder Bay facilities of ALS-Chemex. A review of the 2003 quality control data indicates that only one standard fell outside the 2 standard deviation level considered acceptable by the company (slightly below the lower 2 SD limit) and that sample batch was being re-assayed at the time of writing. No significant variations were noted in the blanks or duplicate samples submitted by the company and the author believes that the 2003 data from the Lac des Iles program is of good quality.

Recommendations

Results to date have demonstrated the presence of extensive PGM mineralized systems within the Towle Lake and Shelby Lake Intrusions on the Lac Des Iles River, Shelby Lake and South Legris Properties. In the opinion of the author the properties are of sufficient merit to justify a minimum $250,000, drill program for the 2004.  The recommended program is outlined below with a goal of extending and better defining the known zones of mineralization on the properties and expanding the search for additional zones of mineralization. Information collected from this on-going exploration program should also be applied to exploration activities on the balance of the Company’s holdings in the Lac Des Iles area.

Phase 12 – Spring/Summer 2004 Exploration Proposal

Drilling Program - $250,000

Based on current rates 2000-2500 metres of drilling can likely be completed within the recommended budget. Given the immediately available drill targets it is recommended that the drilling be divided as follows:

Vande Zone – 800 metres – drilling to include 4 in-filling holes (100 metre centers, 150 metre holes) in the immediate vicinity of the Discovery Showing and mineralized intercept in hole SL02-10 and two holes to test the chargeability anomalies at the west end of the current geophysical survey which were adequately  tested by holes 08 and 09. Consideration should also be given to testing an chargeability feature to the northwest of hole SL08 which appears to occur along the southern flank of a moderate strength magnetic high in an area of extensive overburden. Additional testing of the low sulphide PGM mineralized zone intersected in hole SL02-11 should also be considered.

Powder Hill Zone – 600 metres – six 100-metre drill holes are recommended as in-fill drilling between the widely spaced drilling completed in 2003. The goal of these holes is to test the Powder Hill zone for increases in grade and thickness. It is recommended that the hole spacing east of the 2001 drilling be closed up to 200 metres out to hole TL03-01. This area is readily accessible and best accessed in the summer once water levels have receded. Winter drilling is not as recommended at the majority of water supply locales are shallow and likely to freeze completely during the winter months. Although not part of the proposed budget consideration should also be given to testing the Powder Hill stratigraphy to the southwest of the 2001 drilling and down-dip of the higher grade intercept in hole PH-08.

Stinger Zone and Extensions – 600 metres – Four drill holes are recommended to test the newly discovered southwestern extension of the Stinger Zone centered on Hole TL03-06. It is recommended that four 150 metre long drill holes be spotted 200 and 400 metres northeast and southwest of hole TL03-06 to test for continuations of the higher grade mineralization encountered in the discovery area.

A contingency budget of $50,000 is also recommended to test additional drill targets generated by either ongoing geological studies or drilling of the targets recommended.  Based on the results of the 2003 program it is recommended that the company continue to use ALS-Chemex as it’s analytical facility in 2004.

East Lac Des Iles Project, Ontario

The Company’s East Lac Des Iles Project includes the Pebble, Thread, PS Overlap and Farmer Lake Properties.  Limited soil and stream sediment sampling programs were undertaken on the project during Fiscal 2003 with negative results and the East Lac Des Iles Project is not considered material to the affairs of the Company at this time.

Lakemount Property, Ontario

On November 6, 2003, the Company entered into an option agreement with Western Prospector Group Ltd. to acquire up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario.  The Lakemount Property is not considered material to the affairs of the Company at this time.

Item 5 – Operating and Financial Review and Prospects

The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for each of the three years ended August 31, 2003 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian GAAP.  Differences between Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 14 to the accompanying Consolidated Financial Statements.

Critical Accounting Policies

The Company’s accounting policies are set out in Note 2 and 14 of the accompanying Consolidated Financial Statements.  There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties.  Any revenues received from such properties are credited against the costs of the property.  When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs on at least a quarterly basis for evidence of impairment.  This review is generally made with reference to the project economics, including the timing of the exploration work, work programs proposed, exploration results achieved by the Company and others in the related area of interest and any changes in the status of the property.  When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and the likely proceeds to be received from a sale or assignment of rights.  When the carrying values of mineral rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

When assessing for evidence of impairment, the Company also refers to the other factors relevant for companies in the extractive industries.  These factors include unfavourable changes in the property (including disputes as to title), inability to access the site, environmental restrictions on exploration or development and political instability in the region in which the property is located.  Furthermore, the Company concludes an event of impairment has occurred when any of the following conditions exist:

a.

the Company’s work program on a property has significantly changed such that previously identified resource targets or work programs are no longer being pursued;

b.

exploration results are not promising and no more work is being planned in the foreseeable future; or

c.

remaining lease terms are insufficient to conduct necessary exploration work.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment.  The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights.

The latter will often be indicated by offers that the Company or others have received for exploration rights in the same or similar geological area.  In many cases, the identified condition of impairment will result in a determination that no further exploration activity be performed and the amount of the writedown is the entire carrying value of the interest.

Under U.S. GAAP, the Company expensed all costs relating to the exploration of its mineral properties prior to the establishment of proven and probable reserves.  After that point, these costs are capitalized as development costs.  When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method

The Company’s financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions.  Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results are likely to differ from our current estimates and those differences may be material.

During the fiscal year ended August 31, 2003, net loss under US GAAP was $2,580,499 (2002 - $2,466,754; 2001 - $960,202), which was $831,506 (2002 - $965,134; 2001 - $477,515) higher than the net loss under Canadian GAAP.  Of this difference, $921,778 (2002 – $350,237; 2001 - $476,265) relates to the fact that under US GAAP, exploration costs are expensed as incurred rather than capitalized until management has determined that an impairment exists in the carrying value of the property, under Canadian GAAP.  Also, $15,185 (2002 - $204,600; 2001 - $nil) of the difference relates to the fact that the accounting for income taxes on the issuance of flow-through shares is different between Canadian GAAP and US GAAP.  Furthermore, $105,457 (recovery) (2002 -$142,747) of the difference relates to the fact that under US GAAP, stock options which have been repriced are subject to variable accounting.  In 2002 and 2001, net loss was $286,000 and $1,250 higher due to the expensing of stock options granted to consultants, under US GAAP.

Overview

The Company’s main objective was to acquire mineral properties, finance their exploration and, if warranted, develop, and bring them into commercial production either directly or by way of joint venture or option agreements or through a combination of the foregoing.  The Company was aiming to develop its properties to a stage where they could be exploited at a profit.  At that stage, its operations would to some extent be dependent upon the world market price of any minerals mined.

The Company has mineral properties and deferred exploration expenditures of $3,891,653 at August 31, 2003 compared to $2,951,089 at August 31, 2002 and $1,067,357 at August 31, 2001.  The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various agreements and the completion of the development of its properties, any future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis.  The Company has incurred losses since inception of $4,439,853 and has a working capital surplus at August 31, 2003 of $984,333; in light of these facts, there is some doubt as to the ability of the Company to continue as a going concern.

Future write-downs of properties are dependent on many factors, including general and specific assessments of mineral resources, the likelihood of increasing or decreasing the resources, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, taxation, labor and capital costs.  It is not possible to assess the monetary impact of these factors at the current stage of its properties.  The dollar amounts shown as mineral properties and deferred exploration expenditures are direct costs of acquiring, maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of administrative management salaries based on time spent and directly related to specific properties.  These amounts do not necessarily reflect present or future values.

Additional financing will be required for further exploration and development of the Company’s properties.  Although the Company has been successful in the past in raising funds, there is no assurance that it will be able to raise the necessary capital to meet its funding obligations.

The Company has not been required to make any material expenditure for environmental compliance to date.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in the environmental regulations.  Both the likelihood of new regulations and their overall effect upon the Company are not predictable.  See “Item 3 – Key Information, Risk Factors.”

Operating Results

Year Ended August 31, 2003 Compared to the Year Ended August 31, 2002

During Fiscal 2003, the Company incurred a loss of $1,748,993 (Fiscal 2002 - $1,501,620).  Included were mineral property write down expenses of $815,714 (Fiscal 2002 - $1,090,871) and a provision for future income tax recoveries of $212,400 (Fiscal 2002 - $453,600).  General and administrative expenses totaled $1,082,316 (Fiscal 2002 - $835,540) before interest and other income of $177,068 (Fiscal 2002 - $23,028).  General and administrative costs that increased in Fiscal 2003 include management and consulting fees of $274,252 (Fiscal 2002 - $154,562), rent of $41,896 (Fiscal 2002 – $18,870), salaries and benefits of $167,115 (Fiscal 2002 - $75,584), and travel and promotion of $92,924 (Fiscal 2002 - $40,966).  Several general and administrative items actually decreased in Fiscal 2003.  The Company became more active acquiring property and conducting exploration in the Republic of South Africa in Fiscal 2003, thereby increasing costs in general.  The Company also remained active in Canada.  The increased activity level necessitated the addition of several staff members in Canada, the appointment of consultants in Africa, and the acquisition of additional office space in Canada.  The Company hired one qualified employee to manage investor relations as of April 2003.  As a result, shareholder relations expenses were reduced to $159,532 in Fiscal 2003 (Fiscal 2002 - $203,138).  The Company incurred an investment loss of $187,000 on Active Gold Group Ltd. during Fiscal 2003 (Fiscal 2002 – nil).

During Fiscal 2003 the Company focused most of its acquisition efforts on properties within the Bushveld Complex of South South Africa.  Exploration activities were conducted in both Canada and South Africa during Fiscal 2003.  Combined acquisition and exploration costs for the year, net of recoveries, totaled $1,756,278 (Fiscal 2002 - $2,974,603).  Of that amount, approximately $653,317 was incurred on the Company’s Thunder Bay properties, approximately $(23,697) was recovered on the properties near Sudbury and approximately $1,126,658 was incurred on the Company’s South African properties.  During Fiscal 2003, $815,714 (Fiscal 2002 - $1,090,871) in net deferred costs relating to mineral properties were written off.  A detailed breakdown of these costs can be seen in Note 6 of the Consolidated Financial Statements.

The Company is not adversely affected by inflation at the present time, and is not likely to be in the near future.  However, there is no guarantee that this will remain to be the case.  High or extreme rates of inflation would adversely affect the Company.

The Company may be adversely or favorably affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  Several of the Company’s options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand to be made over the next three years.  Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand.  Thus fluctuations in the exchange rate between the Canadian dollar and the South African Rand may have an adverse or favorable affect on the Company.

Year Ended August 31, 2002 Compared to the Year Ended August 31, 2001

During Fiscal 2002, the Company incurred a loss of $1,501,620 (Fiscal 2001 - $482,687).  Included were mineral property write down expenses of $1,090,871 (Fiscal 2001 - $7,325) and a provision for future income tax recoveries of $453,600 (Fiscal 2001 – nil).  General and administrative expenses totaled $835,540 (Fiscal 2001 - $486,269) before interest and other income of $23,028 (Fiscal 2001 - $60,582).

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

On February 18, 2002, the Company acquired many of its Thunder Bay and Sudbury properties through the Amalgamation with NMM.  At February 18, 2002 these properties had a net acquisition cost to the Company of $1,930,444.  Including the properties from NMM, property acquisition costs incurred and deferred during the year totaled $2,195,517 (Fiscal 2001 - $171,722).  Exploration and development costs deferred for the year totaled $977,795 (Fiscal 2001 - $783,590).  Of that amount, approximately $721,000 was incurred on the Company’s Thunder Bay properties, approximately $112,000 was incurred on the properties near Sudbury and approximately $114,000 was incurred on the Company’s new South African properties.  Approximately $31,000 was spent in the Northwest Territories.  Cost recoveries on mineral properties during the year amounted to $198,709 (Fiscal 2001 - $300,000).  During the year, $1,090,871 (Fiscal 2001 - $7,325) in net deferred costs relating to mineral properties were written off.  A breakdown of these costs can be seen in Note 6 of the Consolidated Financial Statements.

Year Ended August 31, 2001 Compared to the Year Ended August 31, 2000

The net loss for Fiscal 2001 was $482,687 or $0.09 per share compared to a net loss of $39,956 or $0.03 per share for Fiscal 2000.  The Company was incorporated on January 10, 2000 and commenced operations as a private company named Platinum Group Metals Ltd. on March 16, 2000.  The Company later became a reporting issuer and was listed for trading on the Exchange in February of 2001.  The net loss for the year ended August 31, 2001 was $442,731 higher than for Fiscal 2000 primarily because its operations during Fiscal 2000 were conducted for less than six months.  During that period, the Company conducted only limited field operations.  General and administrative expenses in Fiscal 2001 totaled $486,269 of which professional fees for legal and audit work amounted to $130,311, management Fees amounted to $86,453, shareholder relations expenses amounted to $74,452, and travel and promotion expenses amounted to $55,710.  By comparison, total general and administrative expenses in Fiscal 2000 totaled $41,518 of which professional fees amounting to $22,171 were the single largest expense.

Mineral property acquisition and exploration costs deferred in Fiscal 2001 totaled $706,744, net of a $300,000 advance from a joint venture partner.  In Fiscal 2000, mineral property acquisition and exploration costs deferred totaled $419,370.

Liquidity and Capital Resources

The working capital of the Company is a direct result of the excess of funds raised from the sale of equity shares and the receipt of property payments over expenditures into acquisition and exploration costs as well as administrative expenses.  The working capital balance at the end of the following periods were:  August 31, 2003 - $984,333; August 31, 2002 - $1,284,919; and August 31, 2001 – $1,526,798.  Fluctuations in working capital stem from timing differences between when money is raised from equity issues and when expenditures are committed on exploration.

Cash and cash equivalents at August 31, 2003 totaled $994,650 compared to $898,907 at August 31, 2002 and $1,544,546 at August 31, 2001.  The cash and cash equivalents are attributable primarily to the issue of share capital, although the Company did receive a recovery on exploration expenditures of $300,000 during Fiscal 2001 from a joint venture partner.  Aside from cash and cash equivalents, the Company had no material unused sources of liquid assets at August 31, 2003, 2002 or 2001.

During Fiscal 2003, the Company issued 5,605,635 Common Shares.  Of this, 5,557,939 shares were issued for cash proceeds of $2,558,939.  A further 47,696 shares were issued for mineral properties for a value of $16,140.  Subsequent to the period, the Company completed private placements for net proceeds of approximately $2,040,000 and received approximately $1,400,000 upon the exercise of share purchase warrants and stock options.

During Fiscal 2002, the Company issued 12,435,150 Common Shares.  Of this, 6,864,001 shares were issued for cash proceeds of $1,951,135.  A further 102,728 were issued for mineral properties for a value of $36,509.  In February 2002 a total of 5,486,421 shares were issued to acquire NMM.  These shares were valued at $1,310,385.  See “The Amalgamation”.

During Fiscal 2001, the Company issued 3,195,391 Common Shares at $0.50 per share pursuant to an initial public offering for net proceeds of $1,356,532 (after deducting expenses of the issue of $241,164).  During Fiscal 2001, the Company issued 2,383,090 flow through shares at $0.55 per share for net proceeds of $1,107,771 (after deducting expenses of $202,929).  The flow-through shares issued were priced at market and did not bear a premium as a result of their flow through nature.  The proceeds of these share placements were used to fund general and administrative expenses, new property acquisitions and exploration expenditures in Ontario and the Northwest Territories.

Research and Development, Patents and Licences, etc.

The Company does not engage in research and development activities.

Trend Information

Factors which may have a material effect on the Company’s future financial condition are set forth in “Item 3 – Key Information, Risk Factors”.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Office lease	$85,292	$45,366	$39,926	$0	$0
Totals	$85,292	$45,366	$39,926	$0	$0

Item 6 – Directors, Senior Management and Employees

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

Name, Position, Age and Country of Residence	Principal Occupation or Employment	Date Appointed
R. MICHAEL JONES Chairman, President, CEO and Director Age: 40 Resident of Canada	Professional Geological Engineer Chairman, President and CEO of the Company	February, 2000
BARRY SMEE (1) (2) Secretary and Director Age: 57 Resident of Canada	Geologist and geochemist President of Smee & Associates, a consulting, geological and geochemistry company; Director and Secretary of the Company	February, 2000
IAIN McLEAN (1) (2) Director and Consultant of Corporate Development Age: 48 Resident of Canada	Vice-President and General manager of Total Care Technologies, a division of Ad Opt Technologies Inc.; Director of the Company	October, 2000
DOUGLAS S. HURST (1) (2) Director Age: 41 Resident of Canada	Geologist President of D.S. Hurst Inc., a company offering corporate, evaluation and financing consulting services to the mining industry; Director of the Company	October, 2000
FRANK R. HALLAM CFO and Director Age: 45 Resident of Canada	Chartered Accountant CFO and Director of the Company	February, 2002
DENNIS GORC Manager, Research and Project Acquisitions Age: 51 Resident of Canada	Geologist Manager, Research and Project Acquisitions of the Company	January, 2000
JOHN GOULD Managing Director of PTM-RSA Age: 46 Resident of South Africa	Geologist Managing Director of PTM-RSA	June, 2003

Notes:

(1)

Member of the Audit Committee

(2)

Member of Compensation Committee

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

While the Directors and Executive Officers of the Company are involved in other business ventures and, with the exception of Dennis Gorc, do not spend full time on the affairs of the Company, the Company believes that each devotes as much time to the affairs of the Company as are required to satisfactorily carry out their duty

There are no family relationships between any two or more Directors or Executive Officers.  There are no arrangements or understandings between any of the Directors or Executive Officers, major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a Director or Officer.

R. Michael Jones, P.Eng, Chairman, President, CEO and Director

Mr. Jones holds a Bachelor of Applied Science (Geological Engineering) from the University of Toronto (1985).  Mr. Jones’ experience includes mineral exploration in Canada, the U.S.A. Guyana, and Honduras for base and precious metals since 1985 and includes the formation and management, as a senior executive, of mineral exploration, development and mining companies.  Mr. Jones has been a senior officer of public mineral exploration and development companies since 1987.  He was a founder of Glimmer Resources Inc. that was involved in the discovery and exploration of the Glimmer Gold mine near Timmins, Ontario, he was the President of Cathedral Gold Corporation, a producing gold mining company from 1992 to 1997, and he was a Vice President of Aber Resources, a mining company that is developing a diamond mine, from 1997 to 1999. Mr. Jones has not explored for PGE deposits prior to his work with the Company.  Currently Mr. Jones spends approximately 90% of his time devoted to the Company.  His responsibilities include management of all the Company’s business and the final review of exploration programs and budgets.

Mr. Jones is also a director of Radar Acquisitions Corp., a public company with a coal and heavy mineral project in Colorado, and MAG Silver Corp., a public company with silver properties in Mexico.

Frank R. Hallam, BBA, CA, Chief Financial Officer and Director

Mr. Hallam received his Bachelor of Business Administration from Simon Fraser University in 1990.  From 1989 to 1994 Mr. Hallam was a Senior Associate with Coopers & Lybrand (now PriceWaterhouseCoopers) where he specialized as an auditor in the mining practice.  Mr. Hallam qualified as a Chartered Accountant in 1993.  Mr. Hallam left public practice in 1994 and since then has served at the senior management level with several publicly listed resource companies.  His experience includes mineral exploration and operations in Canada, the U.S.A. and several countries in East and South Africa.  Mr. Hallam is the former founder, President, CEO and Director of NMM.  Mr. Hallam currently devotes 90% of this time on the affairs of the Company.

Mr. Hallam is also a Director of Sydney Resource Corporation, a public company with gold properties in Canada and Mexico, and the Chief Financial Officer of MAG Silver Corp., a public company with silver properties in Mexico.

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

Dr. Smee is also a director of Colony Pacific Explorations Ltd.

Iain McLean, BSc Eng (ARSM), MBA, MIMM. CEng, Director and Consultant of Corporate Development

Mr. McLean received his M.B.A. from Harvard Business School in 1986 and received his B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England) in 1978.  Mr. McLean holds the professional designations of C.Eng. and MIMM from the Institute of Mining and Metallurgy.  Mr. McLean has acted as the Chief Operating Officer of several private high technology companies since 1995 and was the Vice President of Operations at Ballard Power Systems from 1993 to 1995.   Currently Mr. McLean spends approximately 10% of his time devoted to the Company.  His responsibilities include assisting the President in all aspects of his work and focusing on strategic partnerships and new businesses.

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

Dennis Gorc, B.Sc, PGeo, Manager, Research and Project Acquisitions

Mr. Gorc holds a Bachelor of Science in Engineering (B.Sc Eng.) from Queens University (1976).  Mr. Gorc has been self employed since 1995 and has been Vice President, Exploration of the Company since May 25, 2000.  Mr. Gorc’s experience includes exploration in most parts of Canada and foreign experience in Indonesia, Central America, Guyana and Siberia. His experience is in a variety of geological settings and environments but not specifically for PGE deposits prior to work with the Company.  Currently Mr. Gorc spends approximately 100% of his time devoted to the Company.  His responsibilities include oversight of the Company’s exploration programs and execution of Sudbury programs.

John Gould, Managing Director of PTM-RSA

Mr. Gould is a senior mining executive with over 21 years of experience working for companies in South Africa such as Goldfields of South Africa, Johannesburg Consolidated Investments and Harmony Gold Mining Company Ltd. Mr. Gould served as a production geologist for Rustenburg Platinum Mines’ Amandelbult Section on the Western Bushveld Complex where he gained extensive shaft-sinking experience.  Mr. Gould served as Mine Manager of a Witwatersrand Gold Mine for Harmony and then moved to the New Business Division where he was involved in target generation, optimization of contiguous properties, and mergers and acquisitions.

Compensation

The following table sets forth all compensation paid or accrued by the Company to its directors and members of its administrative, supervisory or management bodies for Fiscal 2003.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
R. Michael Jones Chairman, President, CEO and Director	2003	$Nil	$Nil	$132,587	Nil	$Nil	$Nil	$Nil
Barry Smee Secretary and Director	2003	$Nil	$Nil	$1,475	Nil	$Nil	$Nil	$Nil
Douglas Hurst Director	2003	$Nil	$Nil	$450	Nil	$Nil	$Nil	$Nil
Iain McLean Director	2003	$Nil	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
Frank Hallam Chief Financial Officer and Director	2003	$Nil	$Nil	$49,600	Nil	$Nil	$Nil	$Nil
Dennis Gorc Manager, Research and Corporate Acquisitions	2003	$Nil	$Nil	$74,750	Nil	$Nil	$Nil	$Nil
John Gould Managing Director, PTM-RSA	2003	$Nil	$Nil	$15,000	150,000 (1)	$Nil	$Nil	$Nil

(1)

Stock options granted on June 27, 2003 are exercisable at $0.50 per share and expire on June 27, 2008.

During Fiscal 2003, there were two consulting agreements outstanding with its directors and officers.

Effective February 27, 2001, the Company entered into a management services agreement (the “Jones Agreement”) with R. Michael Jones, the President, Chief Executive Officer and a director of the Company pursuant to which Mr. Jones is paid a monthly fee of $10,000 for management and administrative services.  The initial term of the Jones Agreement is one year commencing from February 27, 2001 and thereafter the Company may renew the Jones Agreement for further one-year terms by providing Mr. Jones with written notice at least 30 days prior to the expiration of the current term.

Effective February 27, 2001, the Company entered into a management services agreement (the “Gorc Agreement”) with Dennis Gorc, the Manager of Research and Corporate Acquisitions of the Company pursuant to which Mr. Gorc is paid a fee of $325 per day for geological and exploration management services.  The initial term of the Gorc Agreement is one year commencing from February 27, 2001 and thereafter the Company may renew the Gorc Agreement for further one-year terms by providing Mr. Gorc with written notice at least 30 days prior to the expiration of the current term.

The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

Board Practices

The Board of Directors presently consists of five Directors.  Each Director was elected at the annual general meeting of the shareholders of the Company held on February 19, 2004.  Each Director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia).  See “Directors and Senior Management” for the dates on which the current Directors of the Company were first elected or appointed.

The Company has not entered into contracts providing for benefits to the directors upon termination of employment.

Board Committees

Audit Committee:  Pursuant to Section 187 of the Company Act (British Columbia), the Company is required to have an Audit Committee.  As at the date hereof, the members of the Audit Committee are Barry Smee, Iain McLean and Douglas Hurst. Of the members of the Audit Committee, Barry Smee serves as Secretary and Director and Iain McLean and Douglas Hurst serve as independent directors.

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

Compensation Committee:  The Company’s Compensation Committee is composed of three directors, the majority of whom are not officers or employees of the Company.  The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors, and to supervise the granting of employees' stock options.  As at the date hereof, the members of the Compensation Committee are Barry Smee, Iain McLean and Douglas Hurst.  Of the members of the Compensation Committee, Barry Smee serves as Secretary and Director and Iain McLean and Douglas Hurst serve as independent directors.

Employees

At August 31, 2003, the Company had 9 full time employees and 2 part time employees.  In comparison, the Company had two full-time employees and no part-time employees at August 31, 2002 and 2001.

Share Ownership

With respect to the persons listed in “Compensation,” above who are current directors, officers or employees of the Company, the following table discloses the number of Common Shares and percent of the Common Shares outstanding held by those persons, as of February 27, 2004.  The Common Shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class (3)
R. Michael Jones Chairman, President, CEO and Director	1,218,565 (4)	3.8%
Barry Smee Secretary and Director	9,000	<1.0%
Iain McLean Director	118,839	<1.0%
Douglas S. Hurst Director	0	0.0%
Frank R. Hallam CFO and Director	655,081	2.0%
Dennis Gorc Manager, Research and Project Acquisitions	199,500	<1.0%
John Gould Managing Director, PTM-RSA	86,000	<1.0%

Notes:

(1)

Includes beneficial, direct and indirect shareholdings.

(2)

Does not include stock options and other rights to purchase or acquire shares.

(3)

There are 32,116,208 Common Shares issued and outstanding as of the date of this Annual Report.

(4)

Of these shares, 950,500 are held by 599143 B.C. Ltd., a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife.

The following table discloses the incentive stock options outstanding to the aforementioned persons as of February 27, 2004:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price Per Share	Expiry Date
R. Michael Jones Chairman, President, CEO and Director	Jan. 31, 2001	225,000	$0.55	Jan. 31, 2005
	March 6, 2002	120,000	$0.35	March 6, 2007
Barry Smee Secretary and Director	Jan. 31, 2001	125,000	$0.55	Jan. 31, 2005
	March 6, 2002	60,000	$0.35	March 6, 2007
Iain McLean Director	Jan. 31, 2001	100,000	$0.55	Jan. 31, 2005
	March 6, 2002	60,000	$0.35	March 6, 2007
Douglas S. Hurst Director	Jan. 31, 2001	100,000	$0.55	Jan. 31, 2005
	March 6, 2002	60,000	$0.35	March 6, 2007
Frank R. Hallam CFO and Director	March 6, 2002	42,000	$0.35	March 6, 2007
	March 6, 2002	60,000	$0.55	March 6, 2007
	July 16, 2002	50,000	$0.75	July 16, 2007
	Sept. 17, 2003	75,000	$0.70	Sept. 17, 2008
Dennis Gorc Manager, Research and Project Acquisitions	Jan. 31, 2001	150,000	$0.55	Jan. 31, 2005
	March 6, 2002	40,000	$0.35	March 6, 2007
John Gould Managing Director, PTM-RSA	June 27, 2003	150,000	$0.50	June 27, 2008
	Sept. 17, 2003	75,000	$0.70	Sept. 17, 2008

The Company has no arrangements for involving the employees in the capital of the Company.  The Company does not have a share purchase plan, dividend reinvestment plan or a share option plan for its directors, officers and employees.  However, the Company will, from time to time, grant individual stock options to its directors, officers or employees as an incentive.

No share purchase warrants were outstanding to the aforementioned persons as of February 27, 2004.

Item 7 – Major Shareholders and Related Party Transactions

Major Shareholders

To the best of the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

There are presently no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

The following table discloses the significant changes in the percentage ownership held by any major shareholders during the past three years.

Identity of Person or Group	Date	Amount Owned	Percent of Class (1)
Prudent Bear Funds, Inc. (2) (3) (4) Suite 300, 8140 Walnut Hill Lane Dallas, Texas USA 75231	February 2004 February 2003 February 2002	1,853,750 2,585,000 N/A	5.7% 9.5% N/A
GM Mining Services Ltd. (5) (6) P.O. Box 901 Road Town, Tortola, BVI	February 2004 February 2003 February 2002	2,400,000 N/A N/A	7.5% N/A N/A

Notes:

(1)

Shares outstanding at

February 2004 - 32,116,208 Common Shares

February 2003 - 27,140,767 Common Shares

(2)

Prudent Bear Funds, Inc. is a mutual fund.  David W. Tice & Associates, LLC is the investment adviser to Prudent Bear Funds, Inc.

(3)

Not including 100,000 common shares held by David W. Tice & Associates, LLC.

(4)

Not including 468,750 warrants exercisable at a price of $0.75 per share on or before December 24, 2004.

(5)

GM Mining Services Ltd. is beneficially owned by African Minerals Ltd. of Whitehorse, Yukon Territory, Canada.

(6)

Not including 1,200,000 warrants exercisable at a price of $1.10 per share on or before October 31, 2004.

As at February 27, 2004, the only person or group known to the Company to own more than 5% of the Company’s issued and outstanding Common Shares is as follows:

Identity of Person or Group	Amount Owned	Percent of Class (1)
GM Mining Services Ltd. (2) (3) P.O. Box 901 Road Town, Tortola, BVI	2,400,000	7.5%

Notes:

(1)

There are 32,116,208 Common Shares issued and outstanding as of the date of this Annual Report.

(2)

GM Mining Services Ltd. is beneficially owned by African Minerals Ltd. of Whitehorse, Yukon Territory, Canada.

(3)

Not including 1,200,000 warrants exercisable at a price of $1.10 per share on or before October 31, 2004.

Holders of Record in the United States

Based on the Company’s knowledge, after reasonable inquiry as of February 27, 2004, the most recent practicable date for conducting such search in the light of the time required for responses, the total number of Common Shares held of record by 46 residents in the United States is 6,808,277 Common Shares representing approximately 21.2% of the 32,116,208 Common Shares then issued and outstanding.  The foregoing is comprised of the following:

1.

According to the records of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, there are 1,484,419 Common Shares held of record by 9 residents of the United States, one of which is Cede & Co. with a total of 502,920 Common Shares.

2.

Through a search conducted by the Company, the Company has ascertained that there are no Common Shares held by residents of the United States through CDS & Co. in Canada.

3.

A search conducted through Cede & Co. in the United States by the Company revealed there are 38 holders of record resident in the United States owning 5,826,778 Common Shares (CDS held a deficit of 5,783,056 Common Shares).

The Company is required to file annual reports on Form 20-F and periodic reports on Form 6-K.  As a foreign private issuer, the Company is not subject to the reporting obligations of Exchange Act Section 14's proxy rules or Section 16's insider short-swing profit rules.

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

Other than disclosed elsewhere in this Annual Report, none of the directors, senior officers, principal shareholders named in “Item 7 – Major Shareholders and Related Party Transactions”, or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, during the current financial year ending August 31, 2003, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries except for the following:

1.

R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company provided management and administrative services.  During Fiscal 2003, Mr. Jones was paid and/or accrued $132,587 for management and administrative services rendered pursuant to the terms a management services agreement.  See “Item 6 – Directors, Senior Management and Employees”.

2.

Frank Hallam, Chief Financial Officer and Director of the Company provided consulting services.  During Fiscal 2003, Mr. Hallam was paid and/or accrued $49,600 for consulting services rendered.  Mr. Hallam did not have an agreement but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See “Item 6 – Directors, Senior Management and Employees”.

3.

Barry Smee, Secretary and Director of the Company provided geological consulting services.  During Fiscal 2003, Mr. Smee was paid and/or accrued $1,475 for consulting services rendered.  Mr. Smee did not have an agreement but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See “Item 6 – Directors, Senior Management and Employees”.

4.

Douglas Hurst, Director of the Company, provided corporate, evaluation and financing consulting services.  During Fiscal 2003, Mr. Hurst was paid and/or accrued $450 for corporate, evaluation and financing consulting services.  Mr. Hurst did not have an agreement but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See “Item 6 – Directors, Senior Management and Employees”.

5.

Dennis Gorc, Manager, Research and Project Acquisitions of the Company provided geological and exploration management services.  During Fiscal 2003, Mr. Gorc was paid and/or accrued $74,750 for geological and exploration management services rendered pursuant to the terms of a management services agreement.  See “Item 6 – Directors, Senior Management and Employees”.

6.

John Gould, Managing Director of PTM-RSA provided management and consulting services to the Company.  During Fiscal 2003, Mr. Gould was paid and/or accrued $15,000 for management and consulting services rendered.  Mr. Gould did not have a formal agreement, but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See “Item 6 – Directors, Senior Management and Employees”.

7.

Pursuant to an escrow agreement dated February 14, 2001 (the " Escrow Agreement") among Pacific Corporate Trust Company (“PCTC”), the Company and the escrow holders listed in the table below (the “Principals”), an aggregate of 1,000,000 Common Shares, 145,000 Special Warrants and 45,454 Flow Through Special Warrants were placed in escrow (the “Escrow Securities”) with PCTC for the benefit of:

Principals	Escrow Securities
Dennis Gorc	150,000 Common Shares
599143 B.C. Ltd. (1)	850,000 Common Shares
599143 B.C. Ltd. (1)	50,000 Special Warrants
599143 B.C. Ltd. (1)	45,000 Special Warrants
Iain McLean	45,454 Flow Through Special Warrants
516383 B.C. Ltd. (2)	50,000 Special Warrants

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

The Escrow Securities are subject to a three-year automatic time release in equal tranches at six months intervals (ie. 15%) with 10% of each Principal’s holdings being exempt from escrow effective on the date of listing on the Exchange (the “Listing Date”) (10%).  If the Company meets certain criteria within 18 months of the Listing Date, all of the Escrow Securities will be immediately released from Escrow.  This criteria includes listing on the Toronto Stock Exchange or meeting Tier 1 requirements on the Exchange.

The Escrow Securities can generally not be transferred or otherwise dealt with during escrow.  Permitted transfers or dealings within escrow would include:  (i) transfers to continuing or, upon their appointment, incoming directors or senior officers of the Company or of a material operating subsidiary, with the approval of the Company’s board of directors; (ii) transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor or the transferor’s spouse or children; (iii) transfer upon bankruptcy to the trustee in bankruptcy; and (iv) pledges to a financial institution as collateral for a bona fide loan, provided that upon realization the securities remain in escrow.  Tenders of the Escrowed Securities to a take-over bid would be permitted provided that, if the tenderer is a principal of the successor issuer upon completion of the take-over bid, securities received in exchange for tendered escrowed securities are substituted in escrow on the basis of the successor issuer’s escrow classification.

During Fiscal 2002, 300,000 Common Shares, 43,500 Special Warrants and 13,636 Flow Through Special Warrants of the Company were released from escrow upon the Company reaching Tier 1 status:

Principal	Escrowed Securities Released during Fiscal 2002
Dennis Gorc	45,000 Common Shares
599143 B.C. Ltd.	255,000 Common Shares
599143 B.C. Ltd.	28,500 Special Warrants
Iain McLean	13,636 Flow Through Special Warrants
516383 B.C. Ltd.	15,000 Special Warrants

During Fiscal 2003, the remaining securities held in escrow pursuant to the Escrow Agreement were released.

8.

On November 26, 2002, the Company entered into Share Subscription Agreement with Active Gold Group Ltd. (“Active Gold”) pursuant to which the Company acquired 1,461,904 shares at an average price of $0.11 per share for a total subscription price of $160,327.  This represented approximately a 27% interest in Active Gold at November 30, 2002.  Active Gold is related to the Company by way of a common director and officer, R. Michael Jones.  Active Gold’s Republic of South Africa subsidiary, Active Gold Group RSA (Pty) Limited (“AGG RSA”) had been working to acquire and successfully permit a 5,000 hectare exploration and development project named the Rooderand Gold Project.  The project is located near the town of Potchefstroom in the central Witwatersrand Basin and is known to host gold bearing conglomerates of the Kimberly Reef Formation, based on the work of past operators.  Subsequently, AGG RSA failed to achieve a permit for the Rooderand Gold Project and has decided to abandon the project through liquidation and termination of all existing rights and assets related to the project.  As a result, the Company has written off its investment and advances totaling $211,725 at August 31, 2003.

9.

Pursuant to a term sheet dated April 21, 2003, as amended August 12, 2003, the Company entered into a service agreement with MAG Silver Corp. (“MAG”) to provide office space and administrative support services to MAG at a cost of $12,000 per month plus expenses.  MAG is related to the Company by way of common directors and officers: R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company and Frank Hallam, Chief Financial Officer and Director of the Company.  During Fiscal 2003, the Company received $38,525 from MAG pursuant to this arrangement.  Furthermore, the Company received $100,000 in finder’s fees in the form of 200,000 MAG shares during Fiscal 2003 for assistance in locating mineral properties in which MAG now has interests.

No director, senior officer, relative or associate of such persons was indebted to the Company during Fiscal 2003 other than for travel expense advances in the normal course of business.

Interests of Experts and Counsel

Not applicable.

Item 8 – Financial Information

Consolidated Financial Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 17 hereof and filed as part of this Annual Report.  These financial statements include the consolidated balance sheets of the Company as at August 31, 2003 and 2002 and statements of loss and cash flows for the three years ended August 31, 2003.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 14 to the accompanying consolidated financial statements.

Legal Proceedings

There are no pending or material proceedings to which the Company is or is likely to be a party or of which any of its properties is or is likely to be the subject.  However, the Elandsfontein property in South Africa is the subject of a binding arbitration process with the Vendor.  See “Significant Changes” below.

Dividend Policy

The Company has not declared any dividends and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Significant Changes

Since August 31, 2003, the following significant changes have occurred:

1.

On September 23, 2003, the Company agreed to a negotiated settlement of the title dispute on the War Springs property by reducing joint venture partner AW’s participation in the project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting claimant Taung a 15% interest carried to bankable feasibility.  The Company’s 70% interest remained unchanged.  For more details, see Note 6(c)(i) of the Consolidated Financial Statements.

2.

According to the terms of the Elandsfontein option agreement, the Company tendered a required payment for 10% of the base purchase price of the property in the amount of R 1.5 million prior to October 1, 2003, subject to the base purchase price being adjusted according to the terms of the agreement for actual UG2 open cast resource on the property.  The Vendors refused to accept the payment, claiming that an adjustment was not allowable.  The Company is of the view that the actual UG2 open cast resource on the property falls below that amount which would result in the minimum purchase price for the mineral rights being set at the R 4.0 million minimum and has, therefore, referred the matter for settlement under the binding arbitration provisions of the agreement.  For more detail, see Note 6(c)(iii) of the Consolidated Financial Statements.

3.

On November 5, 2003, the Company announced the closing of a private placement for proceeds of $2,040,000.  A total of 2.4 million units were issued at a price of 85 cents per unit. Each unit consisted of one common share and one-half of one share purchase warrant.  Each whole warrant is exercisable into one Common Share at a price of $1.10 per share until October 31, 2004.  No finder’s fee or commission was paid with respect to this private placement.

Item 9 – The Offer and Listing

Offer and Listings Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the Exchange for each full quarterly period within the two most recent fiscal years ended August 31, 2003 and the current year to date period:

Period	CDN $ High	CDN $ Low

Fiscal 2004
Second Quarter	$1.95	$1.22
First Quarter	$1.74	$0.58

Fiscal 2003
Fourth Quarter	$0.62	$0.25
Third Quarter	$0.67	$0.28
Second Quarter	$0.80	$0.46
First Quarter	$1.04	$0.42
Fiscal 2002
Fourth Quarter	$0.98	$0.43
Third Quarter	$0.65	$0.25
Second Quarter	$0.40	$0.25
First Quarter	$0.49	$0.21

The following table sets forth the high and low market prices of the Common Shares for the three most recent fiscal years ended August 31, 2003:

Period Ending Aug. 31	CDN $ High	CDN $ Low
2003	$1.04	$0.25
2002	$0.98	$0.21
2001 (1)	$0.73	$0.33

Notes:

(1)

The Common Shares commenced trading on March 6, 2001.

The following table sets forth the high and low market prices for the most recent six months:

Month	CDN $ High	CDN $ Low
February 2004	$1.75	$1.34
January 2004	$1.95	$1.50
December 2003	$1.65	$1.22
November 2003	$1.74	$0.87
October 2003	$1.68	$0.63
September 2003	$0.80	$0.58

The closing price of the Company’s shares on February 27, 2004 was $1.39.

There have been no trading suspensions in the prior three years.

Plan of Distribution

Not applicable.

Markets

The Common Shares trade on the Exchange under the symbol “PTM”.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10 – Additional Information

Share Capital

The authorized capital of the Company consists of 1,000,000,000 Common Shares without par value, of which 32,116,208 Common Shares were issued and outstanding as at February 27, 2004.  All of the issued Common Shares are fully paid.  The Company does not own any Common Shares.

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

Memorandum and Articles of Association

Objects and Purposes of the Company

The Memorandum of the Company places no restrictions upon the Company’s objects and purposes.

Directors’ Powers

Section 15.1 of the Articles of the Company (the “Articles”) provides that a director who is in any way directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in the contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

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

Section 12.2 of the Articles provides that the remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall decide, by the members. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director.  The Directors shall be repaid reasonable traveling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of the Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.  There are no restrictions in the Articles upon the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

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

Section 114 of the Company Act provides that no person is qualified to act as a director if that person is:

(a)

under the age of 18 years;

(b)

found to be incapable of managing the person’s own affairs by reason of mental infirmity;

(c)

a corporation;

(d)

an undischarged bankrupt;

(e)

unless the court orders otherwise, convicted of an offence in connection with the promotion, formation or management of a corporation, or involving fraud, unless 5 years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed by this paragraph ceases on a pardon being granted under the Criminal Records Act (Canada); or

(f)

in the case of a reporting company, a person whose registration in any capacity has been cancelled under

(i)

the Securities Act by either the British Columbia Securities Commission or the executive director, or

(ii)

the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar, unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders, or unless 5 years have elapsed since the cancellation of the registration.

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

Annual General Meetings and Extraordinary General Meetings

The Company Act provides that the Company must hold an annual general meeting at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held.  If the Company fails to hold an annual general meeting, the Supreme Court of British Columbia may, on the application of a shareholder of the Company, call or direct an annual general meeting.  The Company must give to its members entitled to receive notice of a general meeting not less than 21 days’ notice of any general meeting of the Company, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.  The Company Act requires the directors of a reporting company to provide with notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with and conduct of the general meeting.  Prior to each annual general meeting of its members the directors of the Company must place comparative financial statements, made up to a date not more than 6 months before the annual general meeting, the report of the auditor, and the report of the directors to the members.

The directors of the Company may, whenever they see fit, convene an extraordinary general meeting.  One or more shareholders of the Company may also requisition an extraordinary general meeting so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an extraordinary general meeting.  After receiving such requisition, the Company’s directors must immediately give notice of the extraordinary general meeting, which must be held within four months after the date of delivery of the requisition to the Company.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

No provision of the Company’s Articles, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Changes to Capital

There are no conditions imposed by the Company’s memorandum and articles governing changes in the capital where such conditions are more stringent than is required by the law of British Columbia.

Material Contracts

The following material contracts have been entered into by the Company within the past two years, copies of which may be inspected between the hours of 10:00 am and 5:00 p.m. at the head office of the Company located at Suite 800, 409 Granville Street, Vancouver, British Columbia, V6C 1T2.

(a)

Letter agreement dated March 14, 2002 between the Company and GeoActiv Dynamic Geological Services with respect to a potential sale and acquisition of a specific set of farms on the Bushveld Complex of South Africa. This agreement was terminated effective August 15, 2003.

(b)

Option Agreement dated April 12, 2002, as amended August 14, 2002, between the Company and Wheaton River Minerals Ltd. whereby Wheaton River can earn up to a 25% interest in the Shelby Lake and Lac des Iles River Properties.

(c)

Agency Agreement dated April 24, 2002 with Pacific International Securities Inc. as lead agent for a brokered private placement of up to 4,000,000 Common Shares at $0.25 per Common Share.

(d)

Option agreement dated June 3, 2002, as amended July 3, 2002, between the Company and Rory Mitchell, Jeffrey Alexander Howard, James Robert Home Whitehouse and Christopher Andrew Whitehouse pursuant to which the Company was granted the right to earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg.  The properties are comprised of the 2,396-hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited.  See “Item 4 – Information on the Company, Republic of South Africa Properties”.

(e)

Option agreement dated September 9, 2002 between the Company and Ledig Minerale Regte 909 JQ (Pty) Ltd. (“Ledig Minerale”) whereby the Company may earn a 55% interest in Ledig Minerale’s holdings on the Ledig Farm Property located in the Western Bushveld area near Sun City, RSA, approximately 100 km northwest of Johannesburg.  See “Item 4 – Information on the Company, Republic of South Africa Properties”.  As at February 28, 2003, the contingencies were not satisfied and the Ledig Agreement was terminated.

(f)

Letter Agreement dated October 17, 2002 between the Company and East West Resource Corporation amending the terms of the March 29, 2000 option agreement on the Pebble Property.

(g)

Share Subscription Agreement dated November 26, 2002 between the Company and Active Gold Group Ltd. (“Active Gold”) pursuant to which the Company acquired 1,461,904 shares at an average price of $0.11 per share for a total subscription price of $160,327.  This represented approximately a 27% interest in Active Gold at November 30, 2002.  Active Gold is related to the Company by way of a common director and officer.  Active Gold’s Republic of South Africa subsidiary, Active Gold Group RSA (Pty) Limited (“AGG RSA”) had been working to acquire and successfully permit a 5,000 hectare exploration and development project named the Rooderand Gold Project.  The project is located near the town of Potchefstroom in the central Witwatersrand Basin and is known to host gold bearing conglomerates of the Kimberly Reef Formation, based on the work of past operators.  Subsequently, AGG RSA failed to achieve a permit for the Rooderand Gold Project and has decided to abandon the project through liquidation and termination of all existing rights and assets related to the project.  As a result, the Company has written off its investment and advances totaling $211,725 at August 31, 2003.

(h)

Agency agreement dated November 27, 2002 between the Company and Pacific International Securities Inc. and Haywood Securities Inc. as co-lead agents for a private placement of up to 1,600,000 flow through units at $0.65 per flow through unit and 3,000,000 non-flow through units at $0.50 per unit.

(i)

Joint Venture Agreement dated August 15, 2002 between the Company and Africa Wide Mining (Pty) Ltd. (“Africa Wide”), a largely black-owned South African mining company, on the Tweespalk and War Springs Properties.  See “Item 4 – Information on the Company, Republic of South Africa Properties”.

(j)

Option Agreement dated December 13, 2002 between PTM-RSA and Marthinus Johannes Erasmus, Casela Boerdery (EDMS) BPK and Limbson Properties CC to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa.  See “Item 4 – Information on the Company, Republic of South Africa Properties”.

(k)

Term sheet dated April 21, 2003, as amended August 12, 2003 between the Company and MAG Silver Corp. (“MAG”) pursuant to which the Company provides office space and administrative support services to MAG at a cost of $12,000 per month plus expenses.  MAG is related to the Company by way of common directors and officers: R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company and Frank Hallam, Chief Financial Officer and Director of the Company.  During Fiscal 2003, the Company received $38,525 from MAG pursuant to this arrangement.  Furthermore, the Company received $100,000 in finder’s fees in the form of 200,000 MAG shares during Fiscal 2003 for assistance in locating mineral properties in which MAG now has interests.

(l)

Lease Expansion and Amending Agreement dated February 10, 2003 between the Company and Morguard Real Estate Investment Trust for the expansion of office space at Suite 800 – 409 Granville Street, Vancouver, B.C.

(m)

Amendments dated October 10, 2003 and November 25, 2003 to the Agnew Lake Farm-in Agreement among Kaymin Resources Ltd., Platinum Group Metals Ltd. and Pacific North West Capital Corp.  See “Item 4 – Information on the Company, The Agnew Lake Property, Ontario”.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Common Shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Taxation”.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

The following describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels of the business activity of which is related to Canada’s cultural heritage or national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

The following investments by non-Canadians are subject to notification under the Act:

1.

an investment to establish a new Canadian business; and

2.

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

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

An acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

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

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

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

Taxation

Canadian Federal Income Tax Consequences

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on a business in Canada (a “non-resident holder”).  Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.

Dividends

Dividends paid on the Common Shares to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  Three-quarters of a capital gain (the “taxable capital gain”) is included in income, and three-quarters of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Common Shares, subject to the relieving provisions of the Treaty described below.  The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain “rollover” transactions.  This would include transactions under Sections 85 and 87 of the ITA, which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of Common Shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources. It is a question of fact as to whether the value of the Common Shares results principally from real property in Canada.  Although a tax opinion on this matter has not been obtained, given the nature of the Company's business and its stage of development, we have concluded that the value of our shares would likely fall into this category;

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time; or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where a non-resident of Canada disposes of Common Share that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

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

Distributions on Common Shares of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Registrant are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

Dividends paid on the Common Shares of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant.  The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares of the Registrant.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Registrant were to become a controlled foreign corporation.  For the effect on the Registrant of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Registrant:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Registrant would be required to include in income for such year their allocable portion of the Registrant's passive income which would have been treated as a dividend had that passive income actually been distributed.  To the best knowledge of the Registrant, it is not and has never been a Foreign Personal Holding Company.

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

Subsidiary Information

The Company has a wholly owned subsidiary incorporated under the laws of The Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited (“PTM-RSA”).  The registered and records offices of PTM-RSA are located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, South Africa.  The principal business address of PTM-RSA is Suite 800, 409 Granville Street, Vancouver, British Columbia V6C 1T2.

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 12 – Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Part III

Item 15 – Controls and Procedures

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed.  The Company does not have an executive committee.  All directors are elected for a one-year term.  All officers serve at the pleasure of the Board.

The Company’s Board of Directors has two committees, the Audit Committee and the Compensation Committee.  The members of the Audit and Compensation Committees do not have any fixed terms for holding their positions, are appointed and replaced from time to time by resolution of the Board of Directors and do not receive any separate remuneration for acting as members of the committee.

The Audit Committee, comprised of Barry Smee, Iain McLean and Douglas Hurst, has the responsibility of reviewing with the Company’s Auditor all financial statements to be submitted to an annual general meeting of the shareholders of the Company, prior to their consideration by the Board of Directors.  Section 187(1) of the Company Act requires the directors of a reporting company to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the company or an affiliate of the company.  Of the members of the audit committee, Barry Smee is Corporate Secretary and Director and Iain McLean and Douglas Hurst are independent directors.

On December 30, 2003, management concluded its evaluation of the effectiveness of our disclosure controls and procedures. As of that date, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company maintains effective disclosure controls and procedures relating to transactions, assets, liabilities, accounting and other records and public reporting and disclosure that ensure information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.  Specifically, the disclosure controls and procedures assure that information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation.

Item 16 – Reserved

Item 16A – Audit Committee Financial Expert

The board of directors has determined that there is a financial expert on its audit committee:  Iain McLean, Director of the Company.  Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England).  In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private high technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995.

Item 16B – Code of Ethics

The Company has a Code of Business Conduct (the “Code”) that applies to the Chief Executive Officer and Chief Financial Officer of the Company that includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website.  Any waiver of any provision of the Code granted to a Senior Officer may only be granted by the full Board of Directors or its Audit Committee.  If a waiver is granted, information concerning the waiver will be posted on the Company’s website www.platinumgroupmetals.net for a period of 12 months.  A copy of the Code of Ethics may be obtained from the Secretary of the Company at no charge upon request.

Item 16C – Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended August 31, 2003 and 2002 included in the Company’s Forms 20-F during those fiscal years were $30,000 and $28,486, respectively.

(b)

Audit Related Fees

The Company incurred fees of $16,642 during the last two fiscal years for assurance and related services by the Company’s principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements.

(c)

Tax Fees

The Company incurred fees of $nil during the last two fiscal years for professional services rendered by the Company’s principal accountant for tax compliance, tax advice and tax planning.

(d)

All Other Fees

The Company incurred other fees of $nil during the last two fiscal years for products and services rendered by the Company’s principal accountant.

Item 16D – Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the Company or any “affiliated purchaser” of the Company’s equity securities.

Part IV

Item 17 – Financial Statements

See the Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company are set forth in Note 14 to the accompanying Consolidated Financial Statements.

Item 18 – Financial Statements

Not applicable.

Item 19 – Exhibits

(a)

Financial Statements

1.

The audited consolidated financial statements which include the consolidated balance sheets of the Company as at August 31, 2003 and 2002 and statements of loss and cash flows for the years ended August 31, 2003, 2002 and 2001 with the notes thereto.

(b)

Exhibits

1.1

Certificate of Incorporation, Name Changes and Articles/By-Laws of New Millennium Metals Corporation

- Incorporated by Reference to Form 20-F 1999 Annual Report --

1.2

Certificate of Incorporation, Certificate of Amalgamation, Name Changes and Articles/By-Laws of Platinum Group Metals Ltd.

- Incorporated by Reference to Form 20-F 2001 Annual Report --

2.

Instruments defining the rights of holders of equity or debt securities being registered:  Not Applicable

3.

Voting Trust Agreements:  Not Applicable

4.

Material Contracts:

4.1

Option Agreement dated March 27, 2000 as amended October 31, 2000, between Platinum Group Metals Ltd. and Canadian Golden Dragon Resources Corporation in respect of the South Legris Property.  See “Item 4 – Information on the Company, Lac Des Iles Project, Ontario”.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.2

Option agreement dated effective May 5, 2000 between New Millennium Metals Corporation as the optionee and East West Resource Corp. and Maple Minerals Inc. as the optionors pursuant to which the Company was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Lac Des Iles River Property.  See “Item 4 – Information on the Company, Lac Des Iles Project”.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.3

Option Agreement dated June 28, 2000, as amended July 26, 2000, between New Millennium Metals Corporation as the optionee and New Claymore Resources Ltd. as the optionor pursuant to which the Company was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Shelby Lake Property near Thunder Bay, Ontario.  See “Item 4 – Information on the Company, Lac Des Iles Project”.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.4

Option Agreement dated August 15, 2000, as amended August 16, 2001, between New Millennium Metals Corporation and Pacific North West Capital Corp. pursuant to which PFN may acquire 50% of all of the Company’s rights and interests in the Agnew Lake Property.  See "Item 4 – Information on the Company, The Agnew Lake Property, Ontario".

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.5

Heads of Agreement dated December 19, 2000 pursuant to which New Millennium Metals Corporation and Pacific North West Capital Corp. proposed to option a 65% interest in the Agnew Lake Property to Kaymin Resources Ltd.  See “Item 4 – Information on the Company – The Agnew Lake Property, Ontario – Lac Des Iles Project”.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.6

Escrow Agreement dated February 14, 2001 between Platinum Group Metals Ltd., Pacific Corporate Trust Company and PTG’s Principals.  See "Item 7 – Major Shareholders and Related Party Transactions".

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.7

Management Services Agreement dated February 27, 2001 between Platinum Group Metals Ltd. and R. Michael Jones for management and administrative services.  See “Item 6 – Directors, Senior Management and Employees” and "Item 7 – Major Shareholders and Related Party Transactions".

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.8

Management Services Agreement dated February 27, 2001 between Platinum Group Metals Ltd. and Dennis Gorc for geological and exploration management services.  See “Item 6 – Directors, Senior Management and Employees” and "Item 7 – Major Shareholders and Related Party Transactions".

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.9

Farm-In Agreement dated May 25, 2001 among Kaymin Resources Ltd., New Millennium Metals Corporation and Pacific North West Capital Corp. which sets out the definitive earn-in terms and legally binding obligations of the parties with respect to the Agnew Lake Property.  See “Item 4 – Information on the Company, The Agnew Lake Property, Ontario”.

-- Incorporated by Reference to Form 20-F 2000 Annual Report --

4.10

Lease Agreement dated September 20, 2001 between Platinum Group Metals Ltd. and Morguard Real Estate Investment Trust for the lease of office space located at Suite 800 - 409 Granville Street, Vancouver, BC.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.11

Memorandum of Understanding dated October 21, 2001 among New Millennium Metals Corporation, Pacific North West Capital Corp. and ProAm Explorations Corporation pursuant to which NMM and PFN were granted the sole exclusive right and option to earn a 100% interest in and to three claim blocks internal to the Agnew Lake Property.  See “Item 4 – Information on the Company, The Agnew Lake Property, Ontario”.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.12

Letter agreement dated October 22, 2001 between New Millennium Metals Corporation and Platinum Group Metals Ltd., which proposed the terms of the Amalgamation.  See “The Amalgamation”.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.13

Amalgamation Agreement dated as of December 19, 2001 between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  See “The Amalgamation”.

-- Incorporated by Reference to Form 20-F 2001 Annual Report --

4.14

Agency Agreement dated April 24, 2002 between Platinum Group Metals Ltd. and Pacific International Securities Inc. as lead agent for a brokered private placement of up to 4,000,000 Common Shares at $0.25 per Common Share.

-- Incorporated by Reference to Form 20-F 2002 Annual Report --

4.15

Option agreement dated June 3, 2002, as amended July 3, 2002, between Platinum Group Metals Ltd. and Rory Mitchell, Jeffrey Alexander Howard, James Robert Home Whitehouse and Christopher Andrew Whitehouse pursuant to which the Company was granted the right to earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg.  The properties are comprised of the 2,396-hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited.  See “Item 4 – Information on the Company, Republic of South Africa Properties”.

-- Incorporated by Reference to Form 20-F 2002 Annual Report --

4.16

Joint Venture Agreement dated August 15, 2002 between Platinum Group Metals Ltd. and Africa Wide Mining (Pty) Ltd. (“Africa Wide”), a largely black-owned South African mining company, on the Tweespalk and War Springs Properties.  See “Item 4 – Information on the Company, Republic of South Africa Properties”.

-- Incorporated by Reference to Form 20-F 2002 Annual Report --

4.17

Agency agreement dated November 27, 2002 between Platinum Group Metals Ltd. and Pacific International Securities Inc. and Haywood Securities Inc. as co-lead agents for a private placement of up to 1,600,000 flow-through units at $0.65 per flow through unit and 3,000,000 non-flow through units at $0.50 per unit.

-- Incorporated by Reference to Form 20-F 2002 Annual Report --

4.18

Option Agreement dated December 13, 2002 between Platinum Group Metals Ltd. and Marthinus Johannes Erasmus, Casela Boerdery (EDMS) BPK and Limbson Properties CC to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa.  See “Item 4 – Information on the Company, Republic of South Africa Properties”.

-- Incorporated by Reference to Form 20-F 2002 Annual Report --

4.19

Term sheet dated April 21, 2003, as amended August 12, 2003 between Platinum Group Metals Ltd. and MAG Silver Corp. (“MAG”) pursuant to which the Company provides office space and administrative support services to MAG at a cost of $12,000 per month plus expenses.  MAG is related to the Company by way of common directors and officers: R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company and Frank Hallam, Chief Financial Officer and Director of the Company.  During Fiscal 2003, the Company received $38,525 from MAG pursuant to this arrangement.  Furthermore, the Company received $100,000 in finder’s fees in the form of 200,000 MAG shares during Fiscal 2003 for assistance in locating mineral properties in which MAG now has interests.

4.20

Lease Expansion and Amending Agreement dated February 10, 2003 between Platinum Group Metals Ltd. and Morguard Real Estate Investment Trust for the expansion of office space at Suite 800 – 409 Granville Street, Vancouver, B.C.

4.21

Amendments dated October 10, 2003 and November 25, 2003 to the Agnew Lake Farm-in Agreement among Kaymin Resources Ltd., Platinum Group Metals Ltd. and Pacific North West Capital Corp.  See “Item 4 – Information on the Company, The Agnew Lake Property, Ontario”.

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

9.

Statement Regarding Financial Statements Filed in Registration Statements for Initial Public Offering of Securities:  Not Applicable

10.

Notice Required by Regulation BTR Concerning Equity Securities Subject to Blackout Periods.  None

11.

Code of Ethics

12.

Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.

Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

14.

Other Exhibits:  None

Signature Page

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PLATINUM GROUP METALS LTD.
(Registrant)
March 12, 2004	/s/ R. Michael Jones
Date	R. Michael Jones, President, CEO and Director

CERTIFICATION

I, R. Michael Jones, certify that:

1.

I have reviewed this annual report on Form 20-F of Platinum Group Metals Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  March 12, 2004

/s/ R. Michael Jones

_______________________
R. Michael Jones

Chairman, President and Chief Executive Officer

(Principal Executive Officer)

CERTIFICATION

I, Frank Hallam, certify that:

1.

I have reviewed this annual report on Form 20-F of Platinum Group Metals Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  March 12, 2004

/s/ Frank Hallam

_______________________
Frank Hallam

Chief Financial Officer and Director

(Principal Financial Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Platinum Group Metals Ltd. (the "Company") on Form 20-F for the fiscal year ended August 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, R. Michael Jones, Chairman, President and Chief Executive Officer and Frank R. Hallam, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 12, 2004

/s/ R. Michael Jones

_______________________
R. Michael Jones

Chairman, President and Chief Executive Officer

(Principal Executive Officer)

/s/ Frank R. Hallam

_______________________
Frank R. Hallam

Chief Financial Officer

(Principal Financial Officer)

Consolidated Financial Statements of

PLATINUM GROUP METALS LTD.

(An exploration stage company)

August 31, 2003 and 2002

Independent Auditors' Report

To the Shareholders of

Platinum Group Metals Ltd.

(An exploration stage company)

We have audited the consolidated balance sheets of Platinum Group Metals Ltd. (an exploration stage company) as at August 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended August 31, 2003 and the cumulative period from March 16, 2000 to August 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2003 and the cumulative period from March 16, 2000 to August 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia

October 31, 2003

Comments by Auditors on Canada - United States of America

Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the Shareholders dated October 31, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the consolidated financial statements.

In the United States of America, reporting standards for auditors also require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 (f) to the consolidated financial statements. Our report to the shareholders dated October 31, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada

October 31, 2003

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
August 31

	2003	2002
ASSETS

CURRENT
Cash and cash equivalents	$ 994,650	$ 898,907
Marketable securities (market value - $124,000)	58,000	93,500
Amounts receivable (Note 4)	76,411	345,442
Prepaid expenses	24,820	58,498
Total current assets	1,153,881	1,396,347
MINERAL PROPERTIES (Note 6)	3,891,653	2,951,089
FIXED ASSETS (Note 7)	40,887	25,611
Total assets	$ 5,086,421	$ 4,373,047

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 169,548	$ 111,428
Total current liabilities	169,548	111,428
FUTURE INCOME TAXES (Note 10)	359,000	431,400
Total liabilities	528,548	542,828

SHAREHOLDERS' EQUITY

Share capital (Note 8)	9,005,078	6,430,482
Contributed Surplus (Note 8 (c))	42,051	-
Deficit accumulated during the exploration stage	(4,489,256)	(2,600,263)
Total shareholders' equity	4,557,873	3,830,219
Total liabilities and shareholders' equity	$ 5,086,421	$ 4,373,047

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

(Signed) R. Michael Jones
R. Michael Jones, Director

(Signed) Frank Hallam
Frank Hallam, Director

See Accompanying Notes to the Consolidated Financial Statements

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Operations

				Cumulative
				amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2003	2002	2001	2003

EXPENSES
Amortization	$ 15,464	$ 10,256	$ 7,070	$ 35,051
Annual general meeting	27,060	3,717	-	30,777
Corporate finance fees	-	-	25,000	25,000
Filing and transfer agent fees	37,986	28,277	27,353	93,616
Insurance	9,938	7,863	3,404	21,204
Management and consulting fees	274,252	154,562	86,453	520,742
Office and miscellaneous	64,263	43,585	47,523	158,720
Professional fees	143,357	184,209	130,311	480,048
Rent	41,896	18,870	9,160	74,176
Salaries and benefits	167,115	75,584	12,201	254,900
Shareholder relations	159,532	203,138	74,452	437,122
Telephone	18,654	17,122	7,632	45,306
Travel and promotion	92,924	40,966	55,710	191,715
Other taxes	29,875	47,391	-	77,266
	(1,082,316)	(835,540)	(486,269)	(2,445,643)
Less interest and other income	177,068	23,028	60,582	262,240
Loss before other items	(905,248)	(812,512)	(425,687)	(2,183,403)
Other items:
Property investigations	41,508	30,467	49,675	121,650
Mineral property costs written off	815,714	1,090,871	7,325	1,913,910
(Gain) loss on sale and write-down
of marketable securities	(12,802)	21,370	-	8,568
Equity in loss of Active Gold
Group Ltd. (Note 5)	187,000	-	-	187,000
Write-down of investment in and
advances to Active Gold Group Ltd.
(Note 5)	24,725	-	-	24,725
	1,056,145	1,142,708	57,000	2,255,853
Loss for the period before income taxes	(1,961,393)	(1,955,220)	(482,687)	(4,439,256)
Future income tax recovery	212,400	453,600	-	666,000
Loss for the period	$(1,748,993)	$ (1,501,620)	$ (482,687)	$ (3,773,256)

Basic and diluted loss per share	$ (0.07)	$ (0.10)	$ (0.09)

Weighted-average number of
common shares outstanding	25,982,475	14,821,633	5,544,487

See Accompanying Notes to the Consolidated Financial Statements

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
From commencement of operations, March 16, 2000, to August 31, 2003

							Deficit
				Flow-through			accumulated
	Common shares		Obligation	Special		Additional	during	Total
	without par value		to issue	Warrants		Paid-in	exploration	Shareholders'
	Shares	Amount	shares	Number	Amount	Capital	stage	Equity

Issued for cash	1,395,001	$ 89,000	$ -	2,605,000	$ 521,000	$ -	$ -	$ 610,000
Issued for mineral properties	-	-	20,000	-	-	-	-	20,000
Net loss	-	-	-	-	-	-	(39,956)	(39,956)
Balance, August 31, 2000	1,395,001	89,000	20,000	2,605,000	521,000	-	(39,956)	590,044
Issued for cash	3,195,391	1,356,532	-	2,383,090	1,107,771	-	-	2,464,303
Issued upon exercise of share purchase warrants	2,000	1,100	-	-	-	-	-	1,100
Issued for mineral properties	210,000	57,050	(17,400)	-	-	-	-	39,650
Issued upon exercise of special warrants	2,605,000	521,000	-	(2,605,000)	(521,000)	-	-	-
Issued upon exercise of flow through
special warrants	2,383,090	1,107,771	-	(2,383,090)	(1,107,771)	-	-	-
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(310,000)	(310,000)
Net loss	-	-	-	-	-	-	(482,687)	(482,687)
Balance at August 31, 2001	9,790,482	3,132,453	2,600	-	-	-	(832,643)	2,302,410
Issued for cash	6,864,001	1,951,135	-	-	-	-	-	1,951,135
Issued for mineral properties	102,728	36,509	(2,600)	-	-	-	-	33,909
Issued to acquire New Millennium Metals	5,468,421	1,310,385	-	-	-	-	-	1,310,385
Future income taxes relating to exploration
expenditures applicable to flow-through
shares	-	-	-	-	-	-	(266,000)	(266,000)
Net loss	-	-	-	-	-	-	(1,501,620)	(1,501,620)
Balance, August 31, 2002	22,225,632	6,430,482	-	-	-	-	(2,600,263)	3,830,219
Issuance of flow-through common shares for cash	1,181,346	678,589	-	-	-	-	-	678,589
Issuance of common shares for cash	3,062,500	1,411,342	-	-	-	-	-	1,411,342
Issued on exercise of mineral property option (Note 6)	571,603	200,061	-	-	-	-	-	200,061
Issued on exercise of warrants	645,990	233,389	-	-	-	-	-	233,389
Issued on exercise of stock options	96,500	35,075	-	-	-	-	-	35,075
Issued for mineral properties	47,696	16,140	-	-	-	-	-	16,140
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(140,000)	(140,000)
Stock options granted to consultants	-	-	-	-	-	42,051	-	42,051
Net loss	-	-	-	-	-	-	(1,748,993)	(1,748,993)
Balance, August 31, 2003	27,831,267	$ 9,005,078	$ -	-	$ -	$ 42,051	$(4,489,256)	$ 4,557,873

See Accompanying Notes to the Consolidated Financial Statements

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows

				Cumulative
				amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2003	2002	2001	2003

OPERATING ACTIVITIES
Loss for the period	$(1,748,993)	$ (1,501,620)	$ (482,687)	$ (3,773,256)
Add items not affecting cash
Amortization	15,464	10,256	7,070	35,051
Equity in loss of Active Gold Group Ltd.	187,000	-	-	187,000
Write-down of investment in and
advances to Active Gold Group Ltd.	24,725	-	-	24,725
Future income tax recovery	(212,400)	(453,600)	-	(666,000)
(Gain) loss on disposal and write-down
of marketable securities	(12,802)	21,370	-	8,568
Mineral property costs written-off	815,714	1,090,871	7,325	1,913,910
Finders fee received in shares (Note 8)	(100,000)	-	-	(100,000)
Non-cash share compensation expense	42,051	-	-	42,051
Net change in non-cash working
capital (Note 12)	309,431	(202,266)	(156,847)	17,557
	(679,810)	(1,034,989)	(625,139)	(2,310,394)

FINANCING ACTIVITIES
Issuance of common shares	2,558,456	1,683,461	1,357,632	5,688,549
Issuance of flow-through special warrants	-	-	1,107,771	1,107,771
Issuance of special warrants	-	-	-	521,000
	2,558,456	1,683,461	2,465,403	7,317,320

INVESTING ACTIVITIES
Costs to acquire New Millennium Minerals	-	(231,325)	-	(231,325)
Acquisition of capital assets	(30,740)	(13,915)	(9,160)	(72,241)
Acquisition cost of mineral properties	(443,669)	(111,488)	(139,072)	(863,120)
Acquisition and exploration costs recovered	-	-	300,000	300,000
Exploration expenditures	(1,341,969)	(954,263)	(669,234)	(3,195,945)
Investment in Active Gold Group Ltd.	(160,327)	-	-	(160,327)
Proceeds on sale of marketable securities	193,802	16,880	-	210,682
	(1,782,903)	(1,294,111)	(517,466)	(4,012,276)
Net increase in cash and cash equivalents	95,743	(645,639)	1,322,798	994,650
Cash, beginning of period	898,907	1,544,546	221,748	-
Cash, end of period	$ 994,650	$ 898,907	$ 1,544,546	$ 994,650

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING
AND FINANCING ACTIVITIES:
(i) During the year ended August 31, 2003, the Company issued 47,696 common shares with a value of $16,140 (2001 - $36,509) in connection with the acquisition of mineral properties.
(ii) During the year ended August 31, 2003, the Company issued 571,603 shares on exercise of an option in exchange for previous reimbursement of exploration expenditures in the amount of $200,061.
(iii) During the year ended August 31, 2003, the Company received marketable securities with a fair value of $45,500 relating to the recovery of mineral properties costs.
(iv) During the year ended August 31, 2002, the Company issued 5,468,421 common shares with a value of $1,310,385 in connection with the Amalgamation (Note 3).
(v) During the year ended August 31, 2001, the Company issued 2,605,000 common shares with a value of $521,000 on conversion of previously issued special warrants (Note 6 (b)).

SUPPLEMENTARY INFORMATION ON CASH FLOWS:
During the periods disclosed no interest or income tax expenses were paid.

See Accompanying Notes to the Consolidated Financial Statements

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

1.

CONTINUING OPERATIONS

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. ("Old Platinum") and New Millennium Metals Corporation ("New Millennium").  Old Platinum was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations.  New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. and later renamed New Millennium Metals Corporation.  As a result of the amalgamation both New Millennium and Old Platinum ceased to exist as of February 18, 2002.  However, as a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed as of February 18, 2002 and it assumed all of the rights and obligations of the two predecessor corporations.  As described in Note 3, Old Platinum was identified as the acquirer and the business combination was recorded as a purchase of New Millennium by Old Platinum.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario and the Republic of South Africa.  The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  The Company defers all acquisition, exploration and development costs related to mineral properties.  The recoverability of these amounts is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 14.

(a)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.  During 2002, the Company formed a 100% South African subsidiary named Platinum Group Metals (RSA) (PTY) Ltd. for the purposes of holding mineral rights and conducting operations on behalf of the Company in the Republic of South Africa.  All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments.  The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values.  If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - ("AcG 11"). The guideline addresses three distinct issues including (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure.  The Emerging Issues Committee issued Abstract 126, Accounting by Mining Enterprises for Exploration Costs, which provided further guidance on AcG 11.  Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.  The Company has reviewed and determined that implementation of this Abstract has no material effect on the results of operations or financial position of the Company.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible to cash and have original maturities of 90 days or less.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Marketable securities

Marketable securities are recorded at the lower of cost or fair market value.

(e)

Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

(f)

Stock-based compensation plan

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective September 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for good and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements as if the fair value based method of accounting had been used.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price.  Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option.  The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Earnings (loss) per common share

Basic earnings per share calculations are based on the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share.  Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(i)

Financial instruments

The carrying values of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company's financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(j)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from those reported.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

3.

AMALGAMATION

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  Under the terms of the arrangement, in exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium.  The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium.  Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments, with fair values of $Nil, were converted according to a ratio of 1.65:1.  This business combination has been accounted for as a purchase transaction with the predecessor company, Platinum Group Metals Ltd., identified as the acquirer and New Millennium identified as the acquiree.  Consideration to the shareholders of New Millennium Metals Corporation consisted of 5,468,421 shares of the Company at a price of $0.24 per share.  Costs of the amalgamation totalled $231,325.  The total cost to the Company was therefore $1,541,710.  The results of operations and financial position of New Millennium were consolidated with the accounts of the Company with effect from February 18, 2002.

The fair value of assets acquired is as follows:

Current assets	$81,206
Mineral properties	1,930,444
Capital assets	3,697
Accrued liabilities	(164,637)
Future income liability	(309,000)
$1,541,710

4.

AMOUNTS RECEIVABLE

	2003	2002

Advances receivable (a)	$35,023	$35,358
Goods and Services Tax recoverable	16,902	31,877
Interest receivable	14,152	4,322
Subscriptions receivable (b)	-	267,674
Active Gold Group Ltd. (Note 5)	-	5,911
Other	10,333	300
	$76,411	$345,442

(a)

Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business, bear no interest and are due on demand.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

4.

AMOUNTS RECEIVABLE (Continued)

(b)

At August 31, 2002, 340,211 common shares of the Company were issued upon the conversion of 340,211 share purchase warrants.  Proceeds on the exercise of these warrants were received subsequent to August 31, 2002.

5.

INVESTMENT IN ACTIVE GOLD GROUP LTD.

Active Gold Group Ltd. ("AGG Canada") was incorporated under the Canada Business Corporations Act with one share issued to Platinum Group Metals Ltd. on June 11, 2002.  In August 2002 AGG Canada acquired 100% of a private corporation in the Republic of South Africa and re-named it Active Gold Group RSA (Pty) Limited ("AGG RSA").  This subsidiary company serves AGG Canada as an operating and holding entity.  In 2003 the Company, along with other co-founders and commercial investors, subscribed for further common shares of AGG Canada.  In total the Company has acquired 1,461,905 shares of AGG Canada at a cost of $160,327 and now owns 26.79% of AGG Canada.

AGG RSA has been working to acquire and successfully permit a 5,000 hectare exploration and development project named the Rooderand Gold Project.  The project is located near the town of Potchefstroom in the central Witwatersrand Basin and is known to host gold bearing conglomerates of the Kimberly Reef Formation, based on the work of past operators.

AGG Canada is currently a private corporation and it shares common directors and officers with the Platinum Group Metals Ltd.  Advances by the Company to AGG Canada are related to commercial activity in the normal course of business, are repayable upon demand and do not bear interest (Note 4).

Subsequently, AGG RSA has failed to achieve a permit for the Rooderand Gold Project and has decided to abandon the project through liquidation and termination of all existing rights and assets related to the project.  As a result, the Company has written off its remaining investment in and advances to AGG Canada after its equity in loss of AGG Canada.  A summary of the Company's investment in and advances to AGG Canada is as follows:

Advances, at August 31, 2002	$5,911
Investment	160,327
Advances	45,487
211,725
Equity in loss of AGG Canada	(187,000)
Write-down of investment in and advances to AGG Canada	(24,725)
Balance, at August 31, 2003	$-

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

6.

MINERAL PROPERTIES

Details of mineral properties are as follows:

						Costs
		Properties	Costs			(Recoveries)
		Acquired	Incurred	Properties		Incurred	Properties
	August 31,	February 18,	Year	Written	August 31,	Year	Written	August 31,
Property	2001	2002	to Date	Off	2002	to Date	Off	2003

SUDBURY
Agnew Lake	$-	$413,243	$(28,675)	$-	$384,568	$(33,571)	$-	$350,997
Pro Am	-	3,125	-	-	3,125	14,699	-	17,824
Other Sudbury	545,846	12,676	120,872	(499,363)	180,031	(4,825)	(55,415)	119,791
	545,846	429,044	92,197	(499,363)	567,724	(23,697)	(55,415)	488,612

THUNDER BAY
Shelby Lake	-	307,345	1,290	-	308,635	247,696	-	556,331
Taman	-	102,088	27,273	-	129,361	30,211	-	159,572
Taman East	-	40,075	13,637	-	53,712	15,732	-	69,444
Senga	-	59,646	781	-	60,427	-	-	60,427
Dog River	-	118,146	29,195	-	147,341	65,293	-	212,634
LDI River	-	528,248	8,389	-	536,637	58,305	-	594,942
S Legris	225,850	-	248,870	-	474,720	84,332	-	559,052
Pebble	39,220	-	23,903	-	63,123	68,199	-	131,322
Stucco	-	-	368,159	-	368,159	26,519	(394,678)	-
PS Overlap	-	-	-	-	-	18,660	-	18,660
Thread	-	-	-	-	-	23,328	-	23,328
Farmer Lake	-	-	-	-	-	12,559	-	12,559
Other - Thunder Bay	24,379	327,294	4,326	(281,777)	74,222	2,483	(60,737)	15,968
	289,449	1,482,842	725,823	(281,777)	2,216,337	653,317	(455,415)	2,414,239

OTHER
CANADIAN	232,062	18,558	59,111	(309,731)	-	-	-	-

SOUTH AFRICA
Bushveld	-	-	-	-	-	56,939	-	56,939
Tweespalk	-	-	19,282	-	19,282	106,144	-	125,426
Sharp Arab	-	-	-	-	-	31,709	(31,709)	-
Ledig	-	-	25,578	-	25,578	247,597	(273,175)	-
Elandsfontein	-	-	-	-	-	571,248	-	571,248
Onderstepoort	-	-	-	-	-	91,661	-	91,661
Zandriver	-	-	-	-	-	3,769	-	3,769
War Springs	-	-	122,168	-	122,168	17,591	-	139,759
	-	-	167,028	-	167,028	1,126,658	(304,884)	988,802
Total	$1,067,357	$1,930,444	$1,044,159	$(1,090,871)	$2,951,089	$1,756,278	$(815,714)	$3,891,653

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

6.

MINERAL PROPERTIES (Continued)

	2003	2002	2001

Mineral property acquisitions	$459,809	$2,195,517	$171,722
Assays	220,334	156,324	34,945
Drilling	365,780	232,441	374,205
Geological	460,875	300,010	270,084
Geophysical	80,440	129,964	64,474
Maps, fees and licenses	37,318	22,782	10,070
Research	-	-	4,225
Site administration	35,279	52,533	11,892
Surveys	-	-	11,820
Travel	56,108	83,741	1,875
	1,715,943	3,173,312	955,312
Less recoveries (adjustments)	(40,335)	198,709	300,000
	1,756,278	2,974,603	655,312
Total, beginning of year	2,951,089	1,067,357	419,370
Less amounts written off	815,714	1,090,871	7,325
	2,135,375	(23,514)	412,045
Total, end of year	$3,891,653	$2,951,089	$1,067,357

At August 31, 2003, mineral properties consist of the following:

	2003	2002	2001

Acquisiton costs	$1,585,166	$1,631,064	$-
Option fees to earn mineral interests	327,729	263,044	360,613
Deferred exploration costs	1,978,758	1,056,981	706,744
	$3,891,653	$2,951,089	$1,067,357

Pursuant to an agreement dated April 12, 2002, the Company optioned Wheaton River Minerals Ltd. the right to earn up to a 25% interest in the Shelby Lake and Lac des Iles River properties in exchange for funding up to $400,000 in exploration expenses on the two properties.  For the initial $200,000 worth of the required expenditures Wheaton River could earn a 10% interest in the two properties.  However, once the initial $200,000 was spent, either Wheaton River or the Company could elect to convert all of Wheaton River's rights and interests to the properties into common stock of the Company at a price of $0.35 per share for the work funded to date.  During the period $200,061 in work was completed by Wheaton River. Wheaton River then exercised its option and converted their rights and interests into 571,603 common shares of the Company, thus terminating the option agreement.  As a result, the Company recorded net additions to mineral properties in 2003 of $200,061.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

6.

MINERAL PROPERTIES (Continued)

(a)

Sudbury

(i)

Agnew Lake

Pursuant to an agreement dated March 1, 1999, New Millennium acquired an option to earn a 99% interest in 38 claims located near Sudbury, Ontario known as the Agnew Lake property in exchange for option payments of $170,700 (of which $90,700 has been paid) and 60,606 shares (all of which have been paid) over a five-year period.  In addition, New Millennium, or its assignee, must complete a total work commitment of $2,000,000 over an unspecified period of time. The vendors retain a 2% royalty interest. The Company staked an additional 182 contiguous claims that are also included under the terms of the above-noted agreement.

At August 31, 2003, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $2,500,000 to be performed through a joint venture arrangement with Pacific North West Capital Corporation ("PFN") and Kaymin Resources Limited ("Kaymin"), a subsidiary of Anglo American Platinum Corporation Limited.

New Millennium optioned the Agnew Lake property to PFN on June 18, 2000.  PFN may acquire 50% of the Company's rights and interests in Agnew Property by issuing 50,000 shares to the Company, (which have been received), making cash payments to the Company totaling $200,000 over four years, (of which $145,000 has been received) and completing $500,000 in exploration over four years.  In the event that PFN does not incur the required $500,000 in exploration expenses on its own account, they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares.

In 2001, New Millennium and PFN agreed to amend the Agnew Lake Option Agreement so that PFN will make annual payments of 75,000 PFN shares towards the exercise of their option.  It was agreed that these shares not be valued at less than $0.60 per share for the purpose of exercising PFN's option.  To date, the Company has received three payments of 75,000 PFN shares towards the exercise of PFN's option.  PFN has not reported any exploration expenditures spent on the project to its own account.

PFN is the project operator and will be responsible for completion of all assessment and filing requirements as long as it remains operator.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

6.

MINERAL PROPERTIES (Continued)

(a)

Sudbury (continued)

(i)

Agnew Lake (continued)

On June 22, 2001, New Millennium and PFN optioned their interests in the property to Kaymin Resources Limited ("Kaymin"). Kaymin may acquire a 50% interest in the combined rights and interests of New Millennium and PFN by making cash payments of $200,000 to each party (which have been received) and incurring exploration expenditures of not less than $6,000,000 by December 31, 2004.  Kaymin's work expenditures will satisfy the balance of the Company's total work commitment to the original vendors. Kaymin can earn an additional 10% interest by completing a bankable feasibility study and arranging financing for any development or construction.

On November 1, 2001, New Millennium and PFN entered into an option agreement with ProAm Explorations Corporation to acquire a 100% interest in three additional claims adjacent to the Agnew Lake property by making cash payments of $30,000, ($11,500 paid), issuing 29,090 shares of the Company, (18,181 of which have been issued to August 31, 2003 and 10,909 issued subsequently) and the issue of 21,000 shares of PFN over two years and completing $400,000 in exploration expenditures over a four-year period.

Under the terms of the agreement, these claims become part of the Agnew Lake property and are subject to the PFN and Kaymin option agreements existing on that property. The claims are subject to a 2.5% NSR royalty.

(ii)

West Sudbury Basin

Pursuant to an option agreement executed in 2002, as amended, the Company granted an option to Goldrush Resources Ltd. (formerly Arcata Resources Corp.) whereby they could acquire a 60% interest in the Company's Levack, Windy Lake and Cascaden-Ministic properties located in the West Sudbury basin of Ontario.  During the term of the option, Goldrush Resources Ltd. made payments to the Company of $3,000 and 200,000 shares, and a further payment of $2,000 to the underlying vendors.  The Company has remaining obligations to make option payments of $90,000 over four years in order to complete its acquisition of this property.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

6.

MINERAL PROPERTIES (Continued)

(b)

Thunder Bay

(i)

Pebble

Pursuant to an agreement dated March 30, 2000, the Company acquired an option to earn a 51% interest in 96 mineral claims located near Thunder Bay, Ontario known as the Pebble property in exchange for cash payments of $34,000 (of which $24,000 has been paid) and the expenditure of $500,000 in exploration within 5 years from the date of the agreement.  The Company was originally obligated to pay $5,000 (paid) and incur $100,000 ($103,722 incurred) in exploration expenditures prior to March 30, 2001 in order to keep the option in good standing.  The Company has been granted an extension to July 31, 2003.  The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest described above.

(ii)

South Legris

Pursuant to an April 2000 agreement, the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (of which, $68,300 has been paid) and the expenditure of $1,000,000 ($489,013 incurred) in exploration expenditures within 5 years of the date of the agreement.  The Company also has an option to acquire an additional 10% interest by completing a feasibility study within 36 months of earning the 50% interest described above.

(iii)

Stucco

During the year ended August 31, 2003, the Company terminated its option agreement to acquire a 51% undivided interest in 298 units known as the Stucco property located in the Thunder Bay Mining District, Ontario and recognized a write-down of cumulative costs incurred to date of $394,678.

(iv)

Shelby Lake

On June 28, 2000, the Company entered an option agreement to earn up to 60% interest in the Shelby Lake property in the Lac des Iles area in Ontario.  To earn a 50% interest the Company is required to make cash payments to the optionor of $10,000 by September 28, 2000 (which have been paid), issue 30,303 shares to the optionor (which have been issued) and complete $500,000 in exploration expenditures over a four-year period, $422,884 of which has been incurred to August 31, 2003 (August 31, 2002 - $275,602).  Further work is scheduled on the property in late 2003.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

6.

MINERAL PROPERTIES (Continued)

(b)

Thunder Bay (continued)

(iv)

Shelby Lake (continued)

The Company may earn a further 10% interest, for a total of 60%, by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty, of which the Company can purchase back one half for $500,000.

(v)

Taman Lake Project

Pursuant to option agreements dated February 7, 2000 and amended on June 24, 2002 and March 25, 2003 the Company has acquired an option to earn an undivided 100% interest in the Taman and Taman East properties.  To exercise its option the Company must make payments of $97,500 over five years ($73,500 of which has been paid to August 31, 2003) and issue 89,183 shares over five years (71,183 of which have been issued to August 31, 2003). The project is subject to a 3% NSR royalty, of which the Company may buy one half for $1,000,000.

(vi)

Senga and Tib

The Company acquired these claims by staking on March 20, 2000.  They are located in the Lac des Iles region of Ontario and consist of 6,384 hectares. This property is contiguous with the Company's Taman and Dog River holdings in the same area. The Tib property has been dropped as of August 31, 2003, resulting in a write-off of cumulative costs to date of $29,726.

(vii)

Dog River

The Company has a 100% interest in the Dog River property located in the Lac Des Iles area.

The property remains subject to a 2.5% NSR royalty in favour of the vendor. The Company has the right to purchase on half of this NSR royalty for $1,500,000.

(viii)

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the property by making payments to the optionors of $38,500 over three years, all of which has been paid to August 31, 2003, and completing exploration expenditures of $1,000,000 over five years, $387,418 of which has been incurred to August 31, 2003.  The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.  Further work programs are scheduled on the property for late 2003.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

6.

MINERAL PROPERTIES (Continued)

(c)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement with a vendor group of mineral rights holders whereby it may earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg, Republic of South Africa.  The properties are comprised of the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property.  The two properties are both located on the postulated extension of the Platreef near the PPRust Platinum mine operated by Anglo American Platinum Corporation Limited.  Costs of investigation and acquisition amounting to $265,185 had been incurred and deferred to August 31, 2003.

The agreement allows the Company to purchase 100% of these mineral rights at any time within three years from the date of grant for a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three.  In addition, subsequent to the grant of a prospecting permit, the Company has agreed to pay prospecting fees to the mineral rights holders of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three.  The mineral rights holders retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR at any time for US$1.4 million.  A 5% finder's fee on payments made to the mineral rights holders is payable a South African consulting group retained by the Company in 2002.

In November 2002, the Company entered into a joint venture agreement with Africa Wide Mining ("AW"), a Black Economic Empowerment group in South Africa, whereby they may acquire 30% of both the War Springs and Tweespalk properties in exchange for contributing 30% of all costs.  By doing so, the Company immediately exceeded the ten-year objective of the Government of South Africa for at least 26% participation in mining activities in South Africa by historically disadvantaged South Africans.

Shortly after acquiring its option to acquire the War Springs and Tweespalk properties, the Company found that another Black Economic Empowerment company, Taung Minerals (Pty) Ltd. ("Taung"), had obtained a prospecting permit over portions of the War Springs property.  Taung purported to own a one third interest to portions of the mineral rights on the property.  The Company contested Taung's position through a formal appal process in the Republic of South Africa.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

6.

MINERAL PROPERTIES (Continued)

(c)

Republic of South Africa (continued)

(i)

War Springs and Tweespalk (continued)

In September 2003, the Company, Taung and AW agreed to a negotiated settlement of the title dispute on the War Springs property by reducing AW's participation in the project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting Taung a 15% interest carried to bankable feasibility.  The Company's 70% interest remained unchanged.

The Company has not recorded a receivable for AW's 30% participating interest in the Tweespalk property, which at August 31, 2003 is calculated to be $37,628, as AW is not currently able to tender such amounts due.  The Company expects that AW will achieve its own financing in the near future, and when it does so, the Company will record a receivable from AW and submit a cash call to AW for settlement.  The amount recovered from AW will be treated in a reduction of the Company's costs relating to the Tweespalk property when received.

(ii)

Ledig

The Company entered into an option agreement with Ledig Minerale Regte 909 JQ (pty) Ltd. ("Ledig Minerale") whereby the Company could earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm property located in the Western Bushveld area near Sun City, South Africa, approximately 100km northwest of Johannesburg.  At February 28, 2002 the Company had incurred $273,176 in costs relating to the property.  Further payments by the Company were contingent upon completion of certain title confirmation procedures by Ledig Minerale and the granting of a valid prospecting license by the Government of the Republic of South Africa by February 28, 2003. These conditions were not met and the Company refused to waive them. The agreement was therefore terminated and all costs relating to the project were written off by the Company.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

6.

MINERAL PROPERTIES (Continued)

(c)

Republic of South Africa (continued)

(iii)

Elandsfontein

In December 2002, the Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa.  The Company made an initial payment to the Vendors of ZAR 150,000 (approximately C$29,500 at the time of payment).  The Company must also pay a base price of ZAR 43 (approximately C$8.50) per tonne of open castable economic Upper Group 2 ("UG2") reef resource on the property, to a minimum of ZAR 4,000,000 (approximately C$791,000).  A further payment of ZAR 4.30 (approximately C$0.85) per tonne is due on any economic underground resource.  The purchase price is payable 90 days after the grant of a mining authorization.  The Company was obligated to a minimum exploration program, which was completed before the end of the period.  The Company also acquired a right to purchase the surface rights to the property at a price of R 6,500 (approximately C$1,285) per hectare.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003.  The initial 10% of the purchase price for the mineral rights was later tendered under the terms of the option agreement.  The Vendors now claim that the purchase price is unascertained or unascertainable and that the agreement is therefore void.  The parties have agreed to refer the matter for Expert Determination as provided for in the option agreement.  PTM RSA intends to enforce its rights under the terms of the option agreement and is supported by the Company in this regard.  PTM RSA and the Company have sought legal advice and are confident of their prospects of successfully defending their position.  The alternative dispute resolution process provided for in the contract is expected to commence at the beginning of 2004 and should be completed by the end of the first quarter.  Time limits for the dispute resolution have not been set.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

6.

MINERAL PROPERTIES (Continued)

(e)

Write-down of mineral properties

During 2003 the carrying values of certain of the Company's mineral properties were determined to be impaired, resulting in a write-down of mineral properties costs of $815,714 (2002 - $1,090,871; 2001 - $7,325).

 (f)

Acquisition of New Millennium Metals Corporation

On February 18, 2002 the Company completed an amalgamation with New Millennium Metals Corporation.  The Company acquired nineteen properties through the amalgamation.  These properties have been recorded on the books of the Company at a fair value of $1,930,444 as described in Note 3.

7.

CAPITAL ASSETS

	2003			2002
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Computer equipment and
software	$56,334	$27,580	$28,754	$20,710
Office furniture and
equipment	18,255	6,122	12,133	4,901
	$74,589	$33,702	$40,887	$25,611

8.

SHARE CAPITAL

(a)

Authorized

1,000,000,000 common shares without par value

(b)

Issued and outstanding

During the year ended August 31, 2003:

(i)

the Company issued 47,696 common shares in connection with the acquisition of mineral properties at a fair value of $16,140.

(ii)

the Company issued 571,603 common shares in exchange for $200,061 worth of exploration work on the Shelby Lake and Lac des Iles River properties pursuant to an Option Agreement with Wheaton River Minerals Ltd. dated April 12, 2002 and described in Note 6.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

8.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

(iii)

the Company completed a private placement for total proceeds of $500,000 through the issuance of 1,000,000 units at a price of $0.50 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company at a price of $0.75 until December 17, 2004.  No finders' fee or commission was paid with respect to this private placement.

(iv)

the Company completed private placements for further proceeds of $1,799,125.  Proceeds of $767,875 were from the sale of 1,181,346 Flow-Through Units at $0.65 per unit.  Each Flow-Through Unit consisted of one flow-through common share and one non-flow-through common share purchase warrant exercisable at a price of $0.85 for a period of 12 months from the date of closing. The Company renounced $767,875 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2003.  At August 31, 2003, approximately $595,000 of this obligation remained outstanding.  Proceeds of $1,031,250 were received from the sale of 2,062,500 Non-Flow-Through Units at a price of $0.50 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  In addition, 304,385 share purchase warrants were issued to brokers in connection with these private placements, where one share purchase warrant is exercisable into one common share at a price of $0.75 until December 23, 2004.  Costs of issuing these shares totalled $209,193.

(v)

during fiscal 2003, 645,990 share purchase warrants were exercised for proceeds of $233,389 and 96,500 stock options were exercised for proceeds of $35,025.

(vi)

share issue expenses amounted to $209,194 relating to the various issuances throughout the year.

(vii)

during the year ended August 31, 2003, 714,272 shares of the Company were released from escrow, relating to the balance of 1,190,453 shares previously held in escrow and not released, pursuant to an arrangement where these shares would be released by no later than three years, based on a predetermined schedule for release.

The Company also has 199,308 shares held in escrow at August 31, 2003 which are to be released subject to the terms of release as required by the TSX Venture Exchange, which are related to the performance of exploration and development work on the Company's mineral properties.  These rules provide for pro rata release of escrow shares on the basis of 15% of the original number of performance escrow shares for every $100,000 expended on exploration and development, subject to certain limitations.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

8.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

During the year ended August 31, 2002:

(i)

the Company issued 102,728 common shares in connection with the acquisition of mineral properties at a fair value of $36,509.

(ii)

the Company issued 1,327,500 common shares pursuant to a flow-through private placement at $0.25 per share, less issue costs of $12,000 for net proceeds of $319,875. These placements were completed at market value and there was no premium obtained by way of their flow-through nature.  The Company renounced $331,875 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2002.  At August 31, 2002, approximately $236,000 of this obligation remained outstanding.  This requirement was met by December 31, 2002.

(iii)

On January 30, 2002 the Company issued 250,000 common shares pursuant to a non-brokered private placement at $0.25 per share for total proceeds of $62,500.

(iv)

On February 18, 2002 the Company completed an amalgamation by plan of arrangement with New Millennium Metals Corporation. The Company acquired all of the 9,022,895 issued and outstanding shares of New Millennium in exchange for 5,468,421 shares of the Company (Note 3).

(v)

the Company issued 1,403,572 common shares pursuant to a private placement at $0.28 per share for total proceeds of $393,000. There were 701,786 common share purchase warrants issued with the common shares which are exercisable at $0.36 per share until May 30, 2003.

(vi)

On June 6, 2002 the Company closed a private placement of 3.2 million common shares at $0.25 per common share.  In connection with the placement the Company issued brokers' warrants to purchase 319,000 shares at $0.25 per share until June 6, 2003.  Issue costs related to this placement totalled $70,038 and are recorded as a reduction of the gross proceeds.

During the year ended August 31, 2001:

(i)

the Company issued 3,195,391 common shares at $0.50 per share pursuant to initial public offering for net proceeds of $1,356,532 (after deducting expenses of the issue of $241,164).  The agents received 319,539 share purchase warrants exercisable at $0.50 per share up to March 22, 2003.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

8.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

(ii)

the Company issued 2,383,090 flow-through shares at $0.55 per share for net proceeds of $1,107,771 (after deducting expenses of the issue of $202,929).  The Company renounced $1,310,700 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2002.  This requirement was met in 2002.  The agents received 238,309 share purchase warrants exercisable at $0.55 per share up to December 22, 2002.

(iii)

210,000 common shares were issued in connection with the acquisition of mineral properties at a fair value of $57,050, at the date of issuance.

(c)

Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.  Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the outstanding stock options:

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Granted in the year ended and balance
at August 31, 2001	840,000	$0.55
Granted	1,804,379	0.64
Exercised	(54,000)	0.48
Expired	(39,694)	0.71
Cancelled	(489,685)	0.96
Options outstanding at August 31, 2002	2,061,000	0.53
Granted	465,000	0.57
Exercised	(96,500)	0.67
Cancelled	(162,500)	0.36
Options outstanding at August 31, 2003	2,267,000	$0.53

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

8.

SHARE CAPITAL (Continued)

(c)

Incentive stock option agreement (continued)

The following table summarizes options outstanding and exercisable at August 31, 2003:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	August 31,	Contractual	August 31,
Prices	2003	Life (Years)	2003

0.35	422,000	3.52	422,000
0.50	305,000	4.76	305,000
0.55	1,065,000	1.84	877,500
0.60	300,000	3.80	300,000
0.75	125,000	3.88	125,000
0.95	50,000	2.01	50,000
	2,267,000	3.24	2,079,500

The Company granted 330,000 stock options to employees and 135,000 to consultants during the year. The Company has recorded $42,051 of compensation expense relating to stock options granted to consultants in the year ended August 31, 2003.  The Company has elected to measure compensation costs for employee stock options whereby no compensation expense is recognized for the excess, if any, of the quoted market price at the date of grant over the exercise price. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Loss for the year as reported	$(1,748,993)
Pro forma compensation expense	(77,000)
Pro forma loss	$(1,825,993)
Pro forma basic and diluted loss per share	$(0.07)

The following weighted average assumptions were used for the Black Scholes valuation of stock options granted during the year:

Risk-free interest rate	3.18% and 3.97%
Expected life of options	2 years and 5 years
Annualized volatility	87%
Dividend rate	0.00%

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

8.

SHARE CAPITAL (Continued)

(d)d)

Share purchase warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
Issued to agents on issue of flow-through
special warrants	238,309	$0.55
Issued to agents on initial public offering	319,539	0.50
Exercised and converted to common shares	(2,000)	0.55
Balance at August 31, 2001	555,848	0.52
Purchase warrants on amalgamation with
New Millennium	1,114,695	0.88
Issued to private placement placees (Note 8 (b) (v))	701,786	0.36
Issued to agents on brokered financing (Note 8 (b) (vi))	319,000	0.25
Exercised and converted to common shares	(628,929)	0.66
Expired during the period	(753,878)	0.92
Balance at August 31, 2002	1,308,522	0.38
Issued to private placement placees (Note 8 (b))	2,712,596	0.79
Issued to agents on brokered financing (Note 8 (b) (iv))	304,385	0.75
Exercised and converted to common shares	(645,990)	0.36
Expired during the period	(662,532)	0.39
Balance at August 31, 2003	3,016,981	$0.79

Of the 3,016,981 common share warrants outstanding at August 31, 2003, 500,000 are exercisable at $0.75 per warrant expiring on December 17, 2004; 1,335,635 are exercisable at $0.75 per warrant expiring on December 24, 2004, and 1,181,346 are exercisable at $0.85 per warrant expiring on December 24, 2003.

(e)

At August 31, 2002, the Company entered into a firm obligation to issue 30,000 shares (2001 - 10,000 shares) with a value of $9,000 (2001 - $2,600) in connection with acquisition of mineral properties. These shares were issued during 2003.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

9.

RELATED PARTY TRANSACTIONS

During the year, transactions with related parties were recorded as follows:

(a)

Management and consulting fees of $184,112 (2002 - $163,229) were incurred with directors.  As at August 31,2003 an amount of $9,723 owing was included in accounts payable (2002 - $4,858).

(b)

Accounting services of $4,100 (2002 - $22,500) were incurred with a partnership in which a former officer has an interest.

(c)

Geological and administration fees of $74,750 (2002 - $64,025) were incurred with an officer.  As at August 31, 2003, an amount of $Nil owing was included in accounts payable (2002 - $6,260).

(d)

On November 26, 2002 the Company purchased 1,461,904 shares of seed capital in Active Gold Group Ltd. for an average price of $0.11 per share.  This represents approximately a 27% interest in Active Gold Group at November 30, 2002. Active Gold Group is a private company incorporated in Canada and which was conceptualized and formulated by the Company.  Its business plan is to acquire and develop mature gold properties in South Africa. Active Gold is related to the Company by way of a common director and a common officer.  Active Gold Group has no earnings or losses from its operations.  At August 31, 2003, Active Gold owed the Company an amount of $51,398 for business costs.  See Note 4 and 5 (a) to these financial statements.

(e)

During 2003, the Company entered into a service agreement with MAG Silver Corp. ("MAG"), a company with a common director and common officer.  During the year the Company received from MAG $38,525 (2002 - $Nil;  2001 - $Nil).  Furthermore, the Company received $100,000 in finders' fees in the form of 200,000 MAG common shares during 2003 for assistance in locating mineral properties in which MAG now has interests in.

10.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2003	2002

Statutory tax rates	0%	0%

Recovery of income taxes computed at standard rates	$804,171	$801,640
Tax losses not recognized in the period that the
benefit arose	(591,771)	(348,040)
Future income tax recovery	$212,400	$453,600

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

10.

INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets and liability are as follows:

	2003	2002
Future income tax assets
Operating loss carryforwards	$1,148,675	$840,187
Fixed assets	15,429	7,151
Valuation allowance on future income tax assets	(1,164,104)	(847,338)
Net future income tax assets	$-	$-

Future income tax liability
Mineral properties	$359,000	$431,400
Net future income tax liability	$359,000	$431,400

The Company has non-capital loss carryforwards available to offset future taxable income in the amount of approximately $3.3 million and expire at various dates from 2005 to 2010.

11.

COMMITMENT

The Company's minimum lease payments under its office agreements are as follows:

2004	$45,366
2005	23,699
2006	16,227
$85,292

12.

NET CHANGE IN NON-CASH WORKING CAPITAL

				Cumulative
				amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2003	2002	2001	2003

Amounts receivable	$217,633	$43,097	$(115,909)	$144,821
Prepaid expenses	33,678	(41,601)	(16,896)	(24,820)
Accounts payable	58,120	(203,762)	(24,042)	(102,444)
	$309,431	$(202,266)	$(156,847)	$17,557

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

13.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties.  Capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	2003	2002

Canada	$2,902,851	$2,784,061
South Africa	988,802	167,028
	$3,891,653	$2,951,089

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are summarized as follows:

Consolidated Balance Sheets

	2003	2002

Total assets under Canadian GAAP	$5,086,421	$4,373,047
Decrease in mineral properties due to expensing
of exploration costs (a)	(1,978,759)	(1,056,981)
Marketable securities (e)	66,000	-
Total assets under US GAAP	$3,173,662	$3,316,066

Total liabilities under Canadian GAAP	$528,548	$542,828
Liability relating to issuance of flow-through shares	39,987	-
Decrease in future income tax liability due to expensing
of exploration costs (a)	(359,000)	(371,400)
	209,535	171,428

Shareholders' equity under Canadian GAAP	4,557,873	3,830,219
Cumulative mineral properties adjustment (a), (b)	(1,978,759)	(1,056,981)
Cumulative future income taxes adjustment (c)	359,000	371,400
Liability recorded upon issuance of flow-through shares (c)	(39,987)	-
Marketable securities (e)	66,000	-
Shareholders' equity under US GAAP	2,964,127	3,144,638
Total liabilities and shareholders' equity under US GAAP	$3,173,662	$3,316,066

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Loss and Deficit

				Cumulative
				from
				March 16,
	Year ended	Year ended	Year ended	2000 to
	August 31,	August 31,	August 31,	August 31,
	2003	2002	2001	2003

Net loss under Canadian GAAP	$(1,748,993)	$(1,501,620)	$(482,687)	$(3,773,256)
Mineral property costs written off (a)	815,714	1,090,871	-	1,906,585
Acquisition costs included in write off (a)	(309,786)	(505,837)	-	(815,623)
Mineral property exploration
expenditures (a)	(1,427,706)	(935,271)	(476,265)	(3,069,721)
Future income taxes (b)	(15,185)	(204,600)	-	(292,785)
Consulting (c)	-	(286,000)	(1,250)	(287,250)
Stock based compensation (c)	105,457	(142,747)	-	(37,290)
Write-down of "available for sale"
securities (d)	-	18,450	-	18,450
Net loss under US GAAP	$(2,580,499)	$(2,466,754)	$(960,202)	$(6,350,890)
Basic loss per share under US GAAP	$(0.10)	$(0.17)	$(0.17)

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Cash Flows

				Cumulative
				from
				March 16,
	Year ended	Year ended	Year ended	2000 to
	August 31,	August 31,	August 31,	August 31,
	2003	2002	2001	2003
Operating activities
Operating activities under
Canadian GAAP	$(679,810)	$(1,034,989)	$(625,139)	$(2,307,394)
Deferred exploration (a)	(1,427,706)	(954,263)	(369,234)	(2,935,945)
Operating activities under US GAAP	$(2,107,516)	$(1,989,252)	$(994,373)	$(5,243,339)

Financing activity
Financing activities under
Canadian and US GAAP	$2,558,456	$1,683,461	$2,465,403	$7,317,320

Investing activities
Investing activities under
Canadian GAAP	$(1,782,903)	$(1,294,111)	$(517,466)	$(4,012,816)
Deferred exploration (a)	1,427,706	954,263	369,234	2,935,945
Investing activities under US GAAP	$(355,197)	$(339,848)	$(148,232)	$(1,076,871)

(a)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves.  For US GAAP purposes the Company has expensed exploration expenditures in the period incurred.

(b)

Flow-through shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs.  When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value.  The tax effect of this temporary difference is recorded as a cost of issuing the shares.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Flow-through shares (continued)

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

Furthermore, under US GAAP, the amounts received through the issuance of flow-through shares and not yet expended on the related mineral exploration costs are separately classified as restricted cash.  Such amounts unexpended at August 31, 2003 and 2002 totalled approximately $595,000 and $236,000, respectively.

(c)

Accounting for stock-based compensation

For US GAAP purposes the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, ("APB No. 25"), using the intrinsic value based method whereby compensation costs is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.  As at August 31, 2002 no compensation cost has been recorded for any period under this method.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  During the year ended August 31, 2003, the Company issued options to individuals other than employees and directors, which, under SFAS No. 123, resulted in $42,051 (2002 - $286,000) of consulting expenses.

SFAS No. 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB No. 25.  The Company has adopted the disclosure-only provisions of SFAS No. 123.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for stock-based compensation (continued)

The following pro forma financial information presents the net loss for the year ended August 31, 2003 and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2003	2002	2001
Net loss for the period under
US GAAP	$(2,580,499)	$(2,466,754)	$(960,202)
Additional stock based
compensation cost	(97,600)	(176,000)	(32,500)
Pro forma net loss	$(2,678,099)	$(2,642,754)	$(992,702)
Pro forma basic and diluted
loss per share	$(0.10)	$(0.18)	$(0.18)

Using the fair value method for stock based compensation, additional costs of approximately $97,600 (2002 - $176,000; 2001 - $32,500) would have been recorded for the year ended August 31, 2003.  These amounts were determined using an option pricing model assuming no dividends are to be paid, a volatility of the Company's share price of 87% (2002 - 60%; 2001 - 60%) and an annual risk free interest rate of 3.97% (2002 - 4.08%; 2001 - 4%).

FASB Interpretation 44 states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised.

Consequently, the 313,028 stock options issued to employees and directors that were repriced on March 6, 2002 are now considered to be variable and any increase in the market price over the reduced exercise price must be recognized as compensation cost.  As at August 31, 2003, the market price of the Company's common shares was $0.62 per share resulting in compensation recovery of $105,457 (2002 - expense of $142,747).

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Comprehensive income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.  The impact of SFAS No. 130 on the Company's financial statements is as follows:

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2003	2002	2001

Net loss under US GAAP	$(2,580,499)	$(2,466,754)	$(960,202)
Other comprehensive income:
Unrealized gain (loss) on
marketable securities	84,450	(18,450)	-
Comprehensive net loss under
US GAAP	$(2,496,049)	$(2,485,204)	$(960,202)
Comprehensive loss per share	$(0.10)	$(0.17)	$(0.17)

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

(f)

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged.  The Company has determined that the Statement did not have any impact on its financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.  The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  SFAS 144 also resolves significant implementation issues related to SFAS 121.  Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted.  The Company adopted SFAS 144 as of January 1, 2002.  The Company has determined that the application of SFAS 144 will not have a material effect on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In December 2002, the FASB issued FAS No. 148,  Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contract, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The adoption of SFAS No. 149 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability.  SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring chase or other assets.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45").  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company does not expect that the adoption will have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003.  It is not expected that the adoption of FIN No. 46 will have a material effect on the Company's financial position or results of operations.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2003

15.

SUBSEQUENT EVENTS

(a)

On September 23, 2003, the Company agreed to a negotiated settlement of the title dispute on the War Springs property by reducing joint venture partner AW's participation in the project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting claimant Taung a 15% interest carried to bankable feasibility.  The Company's 70% interest remained unchanged.  For more details, see Note 6(c)(i).

(b)

According to the terms of the Elandsfontein option agreement, the Company tendered a required payment for 10% of the base purchase price of the property in the amount of R 1.5 million prior to October 1, 2003, subject to the base purchase price being adjusted according to the terms of the agreement for actual UG2 open cast resource on the property.  The Vendors refused to accept the payment, claiming that an adjustment was not allowable.  The Company is of the view that the actual UG2 open cast resource on the property falls below that amount which would result in the minimum purchase price for the mineral rights being set at the R 4.0 million minimum and has, therefore, referred the matter for settlement under the binding arbitration provisions of the agreement.  For more detail, see Note 6(c)(iii).