Form 20-F
period 2004-08-31
PLATINUM GROUP METALS LTD
filed 2005-03-15
CIK 1095052

United States

Securities and Exchange Commission

Washington, DC 20549

Form 20-F

2004 Annual Report

(Mark One)

                          Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934

Or

       X               Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                    For the Fiscal Year Ended              August 31, 2004

Or

                          For the Transition Period From                                            To

Commission File Number:        0-30306

Platinum Group Metals Ltd.

(Exact Name of Registrant As Specified In Its Charter)

Not Applicable

(Translation of Registrant's Name Into English)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5

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

34,587,415 Common Shares

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

Yes		No		Not Applicable	X

Table of Contents

Glossary	7

Glossary of Technical Terms	9

PART I	12

Item 1 - Identity of Directors, Senior Management and Advisers	12

Item 2 - Offer Statistics and Expected Timetable	12

Item 3 - Key Information	12
Selected Financial Data	12
Capitalization and Indebtedness	14
Reasons for the Offer and Use of Proceeds	14
Risk Factors	14

Item 4 - Information on the Company	19
The Amalgamation	19
History and Development of NMM	20
History and Development of PTG and the Company	25
Business Overview	31
Organizational Structure	32
Property, Plants and Equipment	32

Item 5 - Operating and Financial Review and Prospects	147
Critical Accounting Policies	148
Overview	149
Operating Results	149
Liquidity and Capital Resources	151
Research and Development, Patents and Licences, etc.	152
Trend Information	152
Off-Balance Sheet Arrangements	152
Tabular Disclosure of Contractual Obligations	521

Item 6 - Directors, Senior Management and Employees	152
Directors and Senior Management	152
Compensation	155
Board Practices	156
Employees	160
Share Ownership	160

Item 7 - Major Shareholders and Related Party Transactions	161
Major Shareholders	161
Related Party Transactions	163
Interests of Experts and Counsel	164

Item 8 - Financial Information	164
Consolidated Financial Statements and Other Financial Information	164
Legal Proceedings	164
Dividend Policy	164
Significant Changes	164

Item 9 - The Offer and Listing	165
Offer and Listings Details	165
Plan of Distribution	166
Markets	166
Selling Shareholders	166
Dilution	166
Expenses of the Issue	167

Item 10 - Additional Information	167
Share Capital	167
Memorandum and Articles of Association	167
Material Contracts	169
Exchange Controls	170
Taxation	171
Dividends and Paying Agents	179
Statement by Experts	179
Documents on Display	179
Subsidiary Information	179

Item 11 - Quantitative and Qualitative Disclosures About Market Risk	179

Item 12 - Description of Securities Other than Equity Securities	179

PART II	179

Item 13 - Defaults, Dividend Arrearages and Delinquencies	179

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds	179

PART III	179

Item 15 - Controls and Procedures	179

Item 16A - Audit Committee Financial Expert	180

Item 16B - Code of Ethics	180

Item 16C - Principal Accountant Fees and Services	180

Item 16D - Exemptions from the Listing Standards for Audit Committees	181

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers	181

PART IV	181

Item 17 - Financial Statements	181

Item 18 - Financial Statements	181

Item 19 - Exhibits	181

SIGNATURE PAGE	183

The information contained in this Annual Report is current at March 11, 2005 except where a different date is specified.

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

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's exploration, operations, planned acquisitions and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

  results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

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

  the uncertainty of profitability based upon the Company's history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  political and regulatory risks associated with mining and exploration; and

  other risks and uncertainties related to the Company's prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described further in this document under the headings "Risk Factors", "History and Development of the Company", "Business Overview", "Property, Plants and Equipment" and "Operating and Financial Review and Prospects."  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

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

"Company" refers to Platinum Group Metals Ltd.

"Company Act" refers to the Company Act (British Columbia).  On March 30, 2004, the Company Act (British Columbia) replaced by the Business Corporations Act (British Columbia).

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

"hectare" is an area totaling 10,000 square metres or 100 metres by 100 metres.

"km" is an abbreviation for kilometre.

"m" refers to metres.

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

"ZAR" is an abbreviation for South African Rand.

Glossary of Technical Terms

"AEM" is an abbreviation for airborne electromagnetic.

"Ag" refers to silver.

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

"g/t" refers to grams per tonne.

"highly anomalous" is an anomaly, which is in approximately the 90th percentile of the sample or measurement population.

"ICP" refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

"intrusive" is a rock mass formed below earth's surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

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

Part I

Item 1 - Identity of Directors, Senior Management and Advisers

See "Item 6 - Directors, Senior Management and Employees".

Item 2 - Offer Statistics and Expected Timetable

Not applicable.

Item 3 - Key Information

Selected Financial Data

Selected financial data of the Company for the fiscal years ended August 31, 2004, 2003 and 2002 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP as indicated in their independent auditors' report which is included elsewhere in this Annual Report.  The selected financial data set forth for the periods from commencement of operations on March 16, 2000 to August 31, 2001 are derived from the Company's audited consolidated financial statements for such period which are not included herein.

The selected financial data should be read in conjunction with the financial statements and notes thereto as well as the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects."

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Summary of Financial Data

The financial statements of the Company and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").  The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of the Company's financial position, loss or cash flows are set forth in Note 14 to the accompanying Consolidated Financial Statements of the Company.

SELECTED FINANCIAL DATA

(CDN$)

	Year Ended August 31, 2004	Year Ended August 31, 2003	Year Ended August 31, 2002	Year Ended August 31, 2001	March 16, 2000 to August 31, 2000
Revenues	Nil	nil	nil	nil	nil
Working Capital	2,364,360	984,333	1,284,919	1,526,798	154,508

Net Loss
Under Canadian GAAP:	2,242,627	1,748,993	1,501,620	482,687	39,956
Under U.S. GAAP:	4,675,466	2,580,499	2,466,754	960,202	270,435
Loss Per Share
Under Canadian GAAP:	0.07	0.07	0.10	0.09	0.03
Under U.S. GAAP:	0.15	0.10	0.17	0.17	0.60
Dividends per Share
Under Canadian GAAP:	nil	nil	nil	nil	nil
Under U.S. GAAP:	nil	nil	nil	nil	nil
Total Assets
Under Canadian GAAP:	9,134,019	5,086,421	4,373,047	2,762,964	657,284
Under U.S. GAAP:	5,347,799	3,173,662	3,316,066	2,056,220	426,805
Long Term Liabilities
Under Canadian GAAP:	427,000	359,000	431,400	310,000	nil
Under U.S. GAAP:	nil	nil	60,000	nil	nil
Mineral Properties (included in Total Assets)
Under Canadian GAAP:	5,995,550	3,891,653	2,951,089	1,067,357	419,370
Under U.S. GAAP:	1,899,705	1,912,894	1,894,108	360,613	188,891
Shareholder's Equity
Under Canadian GAAP:	8,047,124	4,557,873	3,830,219	2,302,410	590,044
Under U.S. GAAP:	4,577,275	2,964,127	3,144,638	1,905,666	359,565

Share Capital

Under Canadian GAAP:	14,990,075	9,005,078	6,430,482	3,132,453	89,000
Under U.S. GAAP:	14,990,075	9,005,078	6,430,482	3,132,453	89,000

Number of Securities (1)	34,587,415	27,831,267	22,225,632	9,790,482	1,395,001

Notes:

(1)

There are 37,910,964 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

Foreign Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.  The following tables set forth, for the five most recent financial years, (i) the average rate (the "Average Rate") of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The Average Rate is set out for each of the periods indicated in the table below.

Year Ended August 31
2004	2003	2002	2001	2000
US$0.7518	US$0.6774	US$0.6354	US$0.6543	US$0.6796

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
September 2004	US$0.7906	US$0.7651
October 2004	US$0.8201	US$0.7858
November 2004	US$0.8493	US$0.8155
December 2004	US$0.8435	US$0.8064
January 2005	US$0.8346	US$0.8050
February 2005	US$0.8134	US$0.7961

On March 10, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was Cdn$1.00  = US$0.8299.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

General.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company's business is subject to exploration and development risks.

All of the Company's properties are in the exploration stage of development and no known reserves or resources have been discovered on such properties.  There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company's properties will be developed.  Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The Company's business may be affected by political and economic instability in South Africa.

The Company's activities in South Africa are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties related specifically to operating in South Africa.  South Africa has recently undergone significant change in its government since the free elections in 1994.  At present, Mining Legislation in South Africa is undergoing change.  The new Mineral Resources and Petroleum Development Act became law on May 1, 2004.  The regulation and operation of this new law is still being implemented.  In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by "Historically Disadvantaged Persons" within ten years, but the mechanisms to fully affect this objective are still evolving.  Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company.  The Company's operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the South African Rand.

The Company may be adversely or favorably affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  Several of the Company's options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. dollars over the next three years.  Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand.  Fluctuations in the exchange rate between the Canadian dollar and the South African Rand may have an adverse or favorable affect on the Company.

The Company's properties are subject to title risks.

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing.  However, the Company's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect the Company's title to such properties or delay or increase the cost of the development of such properties.

The Company's interest in the Elandsfontein property in South Africa is in dispute and is currently the subject of a binding arbitration process with the Vendor.  See "Legal Proceedings".  Management believes that its claims under the terms of the option agreement are strong and the matter will be determined in the Company's favour.

The Company's properties may also be subject to aboriginal rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

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

The Company's Common Shares are "penny stock" as defined by the Securities and Exchange Commission; this status might affect the trading market for the Common Shares.  Penny stocks are generally equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Common Shares, which are considered "penny stock," and therefore make it more difficult to sell those shares.

Metal prices affect the success of the Company's business.

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

At August 31, 2004, the Company had working capital of $2,364,360.  The Company believes that these funds will be sufficient to cover general and administrative costs and fund its obligations and proposed exploration programs on its properties to the end of the 2005 calendar year.  The Company has limited financial resources, has no source of operating cash flow, and has no assurance that additional funding will be available to it for further exploration and development of its properties beyond its current programs.  In the past, the Company has relied on sales of equity securities to meet its cash requirements.  There can be no assurance that future operations will provide cash flow sufficient to satisfy operational requirements and cash commitments.

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

The Company's operations are subject to environmental and government regulation.

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

The Company has a history of losses

The Company has a history of losses including net losses of $2,242,627 in the year ended August 31, 2004; $1,748,993 in the year ended August 31, 2003; and $1,501,620 in the year ended August 31, 2002.  At August 31, 2004, the Company had an accumulated deficit of $7,077,883.  The Company anticipates that it will continue to incur losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis.

The Company has a lack of cash flow, which may affect its ability to continue as a going concern.

The Company is an exploration company with a history of losses and no history of revenues from its operations.  None of the Company's properties are in production or expected to be developed in the near future, if at all.  During the year ended August 31, 2004, the Company had a loss of $2,242,627 and used $1,179,125 in cash for operating activities and $3,373,746 in cash for investing activities.  Historically, the only source of funds available to the Company has been through the sale of its equity shares.

The auditors' report on the Company's August 31, 2004 annual consolidated financial statements includes additional comments which indicate that the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The continuing operations of the Company and the recoverability of the amounts capitalized for mineral properties in the Company's consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon the Company's ability to obtain the necessary financing to meet its liabilities and commitments as they become payable, to complete exploration and development of its properties and to successfully place one or more of its properties into commercial production.  There can be no assurance given that additional funds will be available to the Company in the future or available on favorable terms to the Company.

The Company is required to contribute its share of exploration costs to maintain its interests in certain properties

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss or dilution of its rights to acquire interests in the properties subject to such agreements.

None of the Company's properties contain any known reserves.

All of the Company's properties are in the exploration stage meaning that the Company has not determined whether any such property contains mineral reserves that are economically recoverable.  Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized in its Canadian GAAP financial statements, which at August 31, 2004 totaled $5,995,550.

The Company depends on its key management employees.

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel.  The Company's development to date has depended, and in the future will continue to depend, on the efforts of its key management figures:  R. Michael Jones, Chairman, President, CEO and Director of the Company; Frank R. Hallam, Chief Financial Officer and Director of the Company, Dennis Gorc, Manager of Research and Project Acquisitions for the Company and John Gould, Managing Director of PTM-RSA.  The loss of any of the key management figures could have a material adverse effect on the Company.  With the exceptions of Frank Hallam and John Gould, the Company has entered into management contracts with the named directors, officers and employees.  See "Item 6 - Directors, Senior Management and Employees" and "Item 7 - Major Shareholders and Related Party Transactions".  The Company does not maintain key man insurance on any of its management.

The Company's directors may be associated with other mineral resource companies.

Certain officers and directors of the Company may become associated with other natural resource companies that acquire interests in mineral properties.  R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company is also a director of Radar Acquisitions Corp., a public company with a coal and heavy mineral project in Colorado, and MAG Silver Corp., a public company with silver properties in Mexico.  Frank Hallam, Chief Financial Officer and Director of the Company, is also an officer of MAG Silver Corp. and a director of Sydney Resource Corporation, a company which, prior to Mr. Hallam's appointment, acquired the Simlock Creek Property from the Company in December 2003.  Eric Carlson, Director of the Company is also a director of MAG Silver Corp.  Any conflicts, which may arise, will be dealt with as disclosed below.

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

At March 11, 2005, the Company had 3,208,000 options issued and outstanding with a weighted average exercise price of $0.85 per share and 946,213 warrants issued and outstanding with a weighted average exercise price of $1.31 per share.  Options and warrants are likely to be exercised when the market price of the Common Shares exceeds the exercise price of such options or warrants.  The exercise of such options or warrants and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

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

Item 4 - Information on the Company

Introduction

The head office of the Company is located at Suite 328 - 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, telephone (604) 899-5450.  The address for service and the registered and records office is Gowlings Lafleur Henderson, LLP, Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1.  The Company's website is www.platinumgroupmetals.net.  It is a reporting issuer in British Columbia, Alberta and Quebec and currently trades on the Exchange under the symbol "PTM" and on the NASD OTC Bulletin Board Service under the symbol "PTMQF".

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

Pursuant to an option agreement dated effective February 7, 2000, as amended June 24, 2002, among NMM as the optionee and Don Leishman, Kenneth Fenwick and Don Chorkawy as the optionors, NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman Property.  The Taman Property is comprised of 12 claim blocks covering a total of approximately 2,272 hectares (5,609 acres) approximately 80 km north-northeast of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac Des Iles Pd-Pt Mine. Detailed geological and geophysical investigations of the Taman Property failed to locate mineralization of economic interest at the property was returned to the vendors in 2004.  Acqusition and exploration costs of $162,343 were written off prior to August 31, 2004.

Pursuant to an option agreement dated effective February 7, 2000, as amended June 24, 2002, among NMM as the optionee and Don Leishman, Kenneth Fenwick, Stephen Stares and Michael Stares as the optionors, NMM was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Taman East Property.  The Taman East Property is comprised of 6 claim blocks covering a total of approximately 1,280 hectares (3,160 acres) approximately 80 km north-northeast of Thunder Bay, Ontario and 15 km west of North American Palladium's Lac Des Iles Pd-Pt Mine. The Taman East Property has been returned to the project vendors and exploration/acquisition costs of $69,975 were written off prior to August 31, 2004.

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

On March 20, 2000, NMM acquired a 100% interest in the Senga Property by staking 17 claim blocks encompassing a total of 3,744 hectares (9,243 acres) located approximately 85 km north-northeast of Thunder Bay, Ontario and 20 km west of North American Palladium's Lac Des Iles Pd-Pt Mine. Geological investigations of failed to locate economic mineralization and the Senga property was allowed to lapse in 2004. Acqusition and exploration costs of $60,427 were written off prior to August 31, 2004.

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

Pursuant to an option agreement dated effective May 5, 2000 between NMM as the optionee and East West Resource Corp. and Maple Minerals Inc. as the optionors, NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Lac Des Iles River Property.  The Lac Des Iles River Property is comprised of 16 contiguous claim blocks covering a total of approximately 2,880 hectares (7,110 acres) located approximately 80 km north-northeast of Thunder Bay, Ontario and 20 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine complex.  See "Item 4 - Information on the Company, Lac Des Iles Project, Ontario".

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

Between June 9 and August 25, 2000, NMM acquired a 100% interest in three small properties adjoining its Taman Property.  The Taman North, Taman South and Taman Northwest properties (collectively referred to as the "Taman Margin Properties") were staked to cover possible extensions of the Taman Lake Intrusion off the adjacent Taman Property.  The Taman North, South and Northwest properties were allowed to lapse in 2002-2004 with no significant work having been completed on the properties.

On June 28, 2000, a Letter of Intent was entered into between NMM and New Claymore Resources Ltd. ("New Claymore") with respect to the Shelby Lake Property.  The terms of the Letter of Intent were subsequently formalized in an Option Agreement (the "Shelby Lake Agreement") executed between NMM as the optionee and New Claymore as the optionor effective July 26, 2000.  Pursuant to the terms of the Shelby Lake Agreement, NMM was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Shelby Lake Property.  The Shelby Lake Property is comprised of 10 contiguous claim blocks covering a total of approximately 2,160 hectares (5,333 acres).  The Shelby Lake Property is located approximately 75 km north-northeast of Thunder Bay, Ontario and 18 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine. The Company informed New Claymore in February 2004 that it had vested its 50% interest in the property and chosen not to proceed to the 60% level. All future programs on the Shelby Lake Property will proceed on the 50/50 joint venture basis with standard dilution for non-participatory parties. The Company will continue to operate. See "Item 4 - Information on the Company, Lac Des Iles Project, Ontario".

On September 22, 2000, NMM acquired a 100% interest in the Wakinoo Property by staking a single claim block totaling 192 hectares (474 acres) located approximately 75 km north-northeast of Thunder Bay, Ontario and 25 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine complex. Additional staking in 2004 expanded the Wakinoo Property to 55 claim units totaling 880 hectares (2,173 acres).

On September 22, 2000, NMM acquired a 100% interest in the Hottah Property by staking three contiguous claim blocks totaling 672 hectares (1,659 acres) located approximately 75 km north-northeast of Thunder Bay, Ontario and 18 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine complex. The Hottah Property was allowed to lapse in September of 2004 initail geological reconnasiance having failed to locate any mineralization of economic interest. Acquisition and exploration expenditures of $4,687 will be written down in first quarter of 2005.

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

Pursuant to a letter agreement dated February 19, 2001, as amended November 27, 2002 between NMM as the optionor and Sydney Resource Corporation ("Sydney") as the optionee, Sydney was granted the sole and exclusive right and option to acquire up to a 60% interest in the Simlock Creek Property.  During the year ended December 31, 2001, NMM wrote off acquisition and exploration costs of $1,123,275, less recoveries of $68,464, relating to the Simlock Creek Property, however it will retain title.  Pursuant to an amending agreement dated December 12, 2003 between the Company and Sydney, Sydney acquired a 100% interest in the Simlock Creek Property in exchange for 1,200,000 common shares of Sydney at a deemed price of $0.20 per share.  Subsequent to August 31, 2004, the Company exchange 399,999 of these Sydney shares for the purchase of 1,407,069 shares of Active Gold Group Ltd.

Between July 24 and September 21, 2001, NMM acquired a 100% interest in the Vande Property by staking seven claim blocks totaling 1,360 hectares (3,358 acres) located approximately 65 km north-northeast of Thunder Bay, Ontario and 15 km south of North American Palladium's Lac Des Iles Pd-Pt Mine complex. During 2004 the Vande Property was allowed to lapse after initial geological reconnaissance failed to locate any mineralization of economic interest. Acquisition and exploration costs of $8,948 will be written down in during the first quarter of 2005.

Pursuant to a Memorandum of Understanding dated October 21, 2001 (the "ProAm Agreement"), NMM and PFN were granted the sole exclusive right and option to earn a 100% interest in and to 3 claim blocks internal to the Agnew Lake Property (the "ProAm Property") from ProAm Explorations Corporation.  See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

On October 22, 2001, NMM entered into a letter agreement with PTG proposing the terms of an amalgamation pursuant to the provisions of the Company Act for the purposes of forming one company, Amalco, under the name "Platinum Group Metals Ltd."   NMM and PTG had both been working independently in the Lac des Iles-Thunder Bay and Sudbury, Ontario areas for the previous two years and both parties recognized the synergy between them and the added value offered by the Amalgamation.  An Amalgamation Agreement dated December 19, 2001 was entered into between the parties, which formalized the terms of Amalgamation.  See "The Amalgamation".  On November 7, 2001, NMM entered into a loan agreement with PTG for $100,000 secured against NMM's share of PFN.  The successful completion of the Amalgamation has made this loan irrelevant.

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

PTG issued 1,000,000 common shares to its founders at $ 0.01 per share in connection with incorporation.  See "Item 7 - Major Shareholders and Related Party Transactions".  PTG then completed a seed round of financing in April and May 2000 which raised a total of $600,000 by issuing a total of 3,000,001 Special Warrants convertible into common shares of PTG as follows: 2,605,000 Special Warrants convertible to 2,605,000 common shares of PTG for no further consideration sold at $0.20 per Special Warrant and 395,001 common shares of PTG sold at $0.20.  From March to June 2000, PTG acquired interests in exploration properties in Ontario and the Northwest Territories targeted for their platinum and palladium mineralization potential. The property interests where obtained in various options to purchase an interest or by staking mineral claims directly.

PTG acquired mineral rights to properties in the Sudbury-River Valley area in March 2000 by a series of option agreements and staking mineral claims. These properties were part of the basis of PTG's initial public offering in Canada.

Pursuant to an arm's length agreement dated March 29, 2000 (the "Davis Agreement") among PTG as the optionee and John and Marie Brady and George Van Lith as the optionors (collectively referred to as the "Davis Optionors"), PTG was granted an option to acquire up to a 100% undivided interest in 29 units in the Sudbury Mining District, which formed part of the 37 claims in the Davis-Janes Block (the "Davis Brady Property").  PTG can exercise the option by paying to the Davis Optionors $60,000 in cash payments over a 3-year period from the date of the Davis Agreement (of which $20,000 had been paid) and issuing a total of 100,000 common shares of PTG within two years of the Davis Agreement (of which 70,000 common shares of PTG had been issued).  The Davis Optionors retained a 2% NSR with advance royalty payments of $10,000 per year, commencing in the 48th month at a rate of $5,000 payable every six months thereafter.  PTG can acquire 1% of the NSR up to commercial production for $1,000,000.  The Company has elected not to maintain the Davis Agreement past March 29, 2002 and exploration and acquisition costs of $77,057 were written down subsequent to February 28, 2002.

Pursuant to an Option Agreement dated March 29, 2000, amended October 31, 2000 and December 3, 2001 (the "Pebble Agreement") between PTG as the optionee and East West Resource Corporation ("East West") as the optionor, PTG was granted an option to acquire up to a 60% interest in the Pebble Property.  The Pebble Property is comprised of seven contiguous claim blocks, covering a total of approximately 2,000 hectares (4,938 acres) located approximately 35 km east-northeast of North American Palladium's Lac Des Iles Pd-Pt Mine in the Thunder Bay Mining Division of Northwestern Ontario.  The Pebble Property forms part of the Nipigon Project.

Pursuant to an option agreement dated April 10, 2000 and amended October 31, 2000 between PTG as the optionee and Canadian Golden Dragon Resources Ltd. as the optionor, PTG was granted an option to acquire up to a 60% interest in the South Legris Property.  Since it's initial acquisition certain claims forming part of the South Legris Property have been allowed to lapse and the property is currently comprised of 11 contiguous claim blocks covering a total of approximately 2,160 hectares (5,333 acres) located approximately 75 km north-northeast of Thunder Bay, Ontario and 11 km south of North American Palladium's Lac Des Iles Pd-Pt Mine.  The South Legris Property adjoins the Shelby Lake Property and forms part of the Company's Lac Des Iles Project.  See "Item 4 - Information on the Company, Lac Des Iles Project, Ontario".

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

In October 2000, Apex Geoscience Ltd. completed an independent report on the Rutledge Property (the "Apex Report"). The Apex Report confirmed the earlier reports of a high-grade platinum occurrence on the property, which returned grades between 40-50 g/t platinum. The report recommended a $900,000 exploration program on the property. The Apex Report and the Rutledge Property were part of the PTG's initial public offering in Canada. On October 18, 2000, PTG sold a right of first offer on the Rutledge Property to Impala Platinum Holdings Ltd. of South Africa for $300,000.  PTG drilled 10 holes totaling 1,072 meters (3517 feet) during the period of March 1 to April 16, 2001. Drilling results were not of economic interest but based on the geological setting more work was recommended.  Acquisition and exploration costs totaling $551,307 were expensed by the Company in Fiscal 2002. The Rutledge Lake Property was returned to the vendors in 2004 no additional costs having been incurred.

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

In June 2000, PTG acquired (by staking) a 100% interest in 16 mineral claims in two non-contiguous blocks totaling approximately 3,360 hectares (8,302 acres) (the "Leckie Property") in the Lake Nipigon area of Ontario.  During 2002 the Company elected not to proceed with exploration of the Leckie Lake Property.  Acquisition and exploration costs totaling $25,180 were expensed by the Company subsequent to Fiscal 2002.

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

Pursuant to an option agreement dated February 6, 2002 (the "Ruza Agreement") between PTG as the optionee and Mr. Jerry Ruza as the optionor, PTG acquired the right and option to earn up to a 100% undivided interest in two mineral properties (the "Levack Property" and the "Windy Lake Property") along the outside of the western rim of the Sudbury Basin, Sudbury Mining District, Ontario. PTG also acquired a 100% interest in a third property (the "Cascaden-Ministic Property") by staking one claim block covering a total of approximately 224 hectares (553 acres) along the western rim of the Sudbury Basin in February of 2002.  In February 2002, PTG acquired an additional 28 claim units by staking 448 hectares (1,107 Acres) contiguous to the Windy Lake Property.  PTG holds 100% interest in these claims, which are not subject to the Ruza Agreement. The Ruza Agreement was terminated during 2004 and the Levack and Windy Lake Properties returned to the vendor. Acquisition and exploration costs of $20,454 were written down prior to August 31, 2004.

The Amalgamation was completed on February 18, 2002.  See "The Amalgamation".

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

An option agreement dated May 30, 2002, as amended October 16, 2002, was entered into between the Company and Goldrush Resources Ltd. ("Goldrush) (formerly Arcata Resources Corporation) pursuant to which the Company granted Goldrush the sole and exclusive right and option to acquire 60% of its rights and interest in the Windy Lake, Levack and Cascaden-Ministic Properties in the West Sudbury basin of Ontario.  During the term of the option, Goldrush made payments to the Company of $3,000 and 200,000 shares, and a further payment of $2,000 to the underlying vendors.  This agreement was terminated September 3, 2003 prior to Goldrush earning any interest in the properties.

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

Between September 6 and November 20, 2002, the Company acquired a 100% interest in Thread Property by staking 11 contiguous claim blocks totalling 2,288 hectares (5,649 acres) located approximately 95 km north of Thunder Bay, Ontario and 35 km east of North American Palladium's Lac Des Iles Pd-Pt Mine. Nine of the eleven claims were allowed lapse in November of 2004 and the property currently consists of 2 claim blocks totalling 512 hectares (1,264 acres). The Thread Property adjoins the companies Pebble and Farmer Lake Properties and forms part of the Nipigon Project.

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

On October 3, 2002, the Company acquired a 100% interest in the Thumper Property by staking a single claim block totalling 128 hectares (316 acres) located approximately 80 km northwest of Thunder Bay, Ontario and 13 km southwest of North American Palladium's Lac des Iles Pd-Pt Mine. The Thumper Property was allowed to lapse in 2004 after initial geological reconnasaince failed to identify any mineralization of economic interest. Acquisition and exploration costs of $889 were written down prior to August 31, 2004.

Pursuant to an option agreement dated November 4, 2002 between the Company as the optionee and Mr. Weldon Gilbert as the optionor, the Company was granted the sole and exclusive right and option to acquire up to a 100% interest in and to the Farmer Lake Property.  The Farmer Lake Property is comprised of 2 contiguous claim blocks covering a total of approximately 496 hectares (1,225 acres) located approximately 100 km north of Thunder Bay, Ontario and 40 km east of North American Palladium's Lac Des Iles Pd-Pt Mine.  On November 4, 2003, the Company made a decision not to proceed with the option on the Farmer Lake Property as a result of negative exploration results.  The property was returned the property to the vendor and acquisition and exploration costs totaling $14,563.96 were expensed. Subsequent to this decision new discoveries in the Nipigon Region resulted in a decision to reaquire the Farmer Lake Property in August of 2004. Under the revised terms of the Farmer Lake agreement the Company may earn a 100% interest in the Farmer Lake Property by making cash payments of $39,500 and issuing 10,000 common shares prior to July 13, 2006. The Property adjoins the companies Thread Property and forms part of the Nipigon Project.

On November 26, 2002, the Company entered into Share Subscription Agreement with Active Gold Group Ltd. ("Active Gold") pursuant to which the Company acquired 1,461,904 shares at an average price of $0.11 per share for a total subscription price of $160,327.  Active Gold is related to the Company by way of a common director and officer.  Active Gold's Republic of South Africa subsidiary, Active Gold Group RSA (Pty) Limited ("AGG RSA") had been working to acquire and successfully permit a 5,000 hectare exploration and development project named the Rooderand Gold Project.  Subsequently, AGG RSA failed to achieve a permit for the Rooderand Gold Project and has decided to abandon the project through liquidation and termination of all existing rights and assets related to the project.  As a result, the Company wrote off its investment and advances totaling $211,725 at August 31, 2003.  Subsequent to August 31, 2004, the Company acquired a further 1,407,069 shares of Active Gold from six of Active Gold's founding shareholders, all of whom are at arm's length to the Company, in exchange for 399,999 shares of Sydney Resource Corporation, with a value of $131,200 on that date, paid from the Company's holdings of that security.  As active Gold is estimated to have nominal value, the transition was entered into for the purpose of preserving existing business relationships and the Company will record the exchange in the subsequent period as an expense.

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

On December 13, 2002, the Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa.  The Company exercised its option to purchase the Elandsfontein property by way of a written notice on June 26, 2003.  The initial 10% of the purchase price for the mineral rights was tendered under the terms of the option agreement.  The vendors refused the tender and claim that the purchase price is unascertained or unascertainable and that the agreement is therefore void.  The matter has been referred for Expert Determination as provided for in the option agreement.  Management believes that its claims under the terms of the option agreement is strongand the matter will be determined in the Company's favour.  See "Item 4 - Information on the Company, Republic of South Africa Properties".

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

On October 28, 2003, the Company closed a private placement for proceeds of $2,040,000.  A total of 2.4 million units were issued at a price of 85 cents per unit. Each unit consisted of one Common Share and one-half of one share purchase warrant.  Each whole warrant is exercisable into one Common Share at a price of $1.10 per share until October 31, 2004.  No finder's fees or commissions were paid with respect to this private placement.

On November 6, 2003, the Company entered into an option agreement with Western Prospector Group Ltd. to acquire up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario.  Under the terms of the agreement, the Company may earn up to 51% of the property by completing $2.5 million in exploration and development expenditures and by making staged payments totalling $150,000 and issuing 150,000 Common Shares by December 31, 2008.  A firm commitment to incur $100,000 in exploration work on the project by December 31, 2003 has been met.  The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder.  The leases comprising the Lakemount property are subject to net smelter return royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%.  These royalties are subject to buy-out and buy-down provisions.  See "Item 4 - Information on the Company, The Lakemount Property, Ontario".

On December 3, 2003, the Company entered into an option agreement with Mr. Gilles Gionet and partners of Manitouwadge, Ontario to acquire a 100% interest in and to the Moshkinabi and Faries Lake Properties located near Manitouwadge, Ontario. The combined properties consist of 111 claim units in 15 claim blocks covering an area of 1,776 hectares (4,385 acres). The Company may earn a 100% interest in both properties by making cash payments totalling $71,000 and funding $250,000 in exploration expenditures prior to March 1, 2006. The property is subject to certain royalty provisions in favour of the vendor.

On July 8, 2004, the Company entered into an option agreement with Mr. Ken Fenwick of Thunder Bay, Ontario to acquire a 100% interest in and to the Moss Lake Property located in the Lake Nipigon area of Ontario. The Moss Lake Property consists of 11 claim blocks covering an area of 2,816 hectares (6,952 acres). The Company may earn a 100% interest in the property by making cash payments totalling $85,000 and issuing 40,000 Common Shares prior to July 8, 2007. The property is subject to certain royalty provisions in favour of the vendor.  The Moss Lake Property forms part of the Company's Nipigon Project.

On September 24, 2004, the Company finalized an agreement with vendors East West Resource Corp. and Canadian Dragon Resources Ltd. under which the Company may earn up to a 70% interest in and to the Seagull and Disreali Properties located in the Lake Nipigon Region of Ontario. The combined properties consist of 817 claim units in 63 claim blocks covering a total of 13,072 hectares (32,272 acres). The Company can earn an initial 50% interest in the Properties by making cash payments totalling $750,000 and funding $7,500,000 in exploration expenditures by September 24, 2009. The Company can earn an additional 10% interest in the properties by completing a Feasability Study on either of the properties and an additional 10% interest, for a total 70% interest, by financing or arranging financing for production from the properties. A portion of the Seagull Property is subject to royalty provisions payable to the underlying vendor (Mr. Robert Fairservice). The Seagull and Disraeli Properties form part of the Company's Nipigon Project.

On October 6, 2004 the Company acquired by staking a 100% interest in and to the Posh Property located in the Lake Nipigon area of Ontario. Additional staking completed in November of 2002 expanded the Posh Property to 6 claim blocks covering 1,216 hectares (3,002 acres). The Posh Property forms part of the Company's Nipigon Project.

On October 27, 2004 the Company announced that it had entered into a Joint Venture with partner groups Rustenburg Platinum Mines Ltd ("RPM"), an operating subsidiary of Anglo American Platinum Corporation ("Anglo Platinum"), and Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. ("Africa Wide") whereby the Company and RPM will each own an initial 37% working interest in the JV which will pursue platinum exploration and development on a combined package of mineral rights covering some 67 square kilometres located along the Western Limb of the Bushveld Igneous Complex. Africa Wide, a registered Black Economic Empowerment (BEE) Company, will own an initial 26% working interest in the project. The Company will act as operator for the JV. At the time of writing the Company was in the process of validating, via internal and independent review, exploration and resource data received from RPM including data pertaining to a declared resource of 3.7 million ounces of platinum, palladium, rhodium and gold on ground contributed to the JV by RPM. The Company has contributed its Oonderstepoort and Elandsfontein property interests to the joint venture and must undertake exploration expenditures of ZAR 35 Million (approximately CDN $6.8 million) over a five year period with minimum annual expenditures of ZAR 5 million (approximately CDN $975,000) in each of the first three years and minimum annual expenditures of ZAR 10 million (approximately CDN $1.95 million) in each of years four and five, with the option of review yearly.

Business Overview

The Company's Canadian property portfolio includes the Agnew Lake joint venture near Sudbury, the Lakemount Property near Wawa, Ontario, the Nipigon Project Holdings northeast of Thunder Bay, Ontario and a large land position in the Lac Des Iles PGE District, Ontario.  In South Africa, the Company has options to earn interests in the War Springs, Tweespalk, Onderspoort and Elandsfontein properties and in the large Western Bushveld Joint Venture Project, all of which are located within the Bushveld Igneous Complex ("BIC").  The BIC is the source of most of the world's platinum and is a significant producer of palladium and other platinum group elements (PGE's) as well as chrome.

Exploration on the South Africa and Ontario properties are not affected by seasonal changes although in Ontario, heavy equipment may or may not be moved over the soft ground for approximately six weeks in the spring during thaw.

To conduct its exploration, the Company is dependent on sub-contractors for certain geological services, drilling equipment and supplies.  These are generally available but vary in price and immediacy of availability subject to demand.

The Company does not earn any revenues from operations; it does, however, earn interest from cash deposits.  For the three years ended August 31, 2004, the Company earned interest and other income of $430,106 (Fiscal 2004), $177,068 (Fiscal 2003) and $23,028 (Fiscal 2002).  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See "Item 3 - Key Information - Risk Factors."

At this time, the Company has limited financial resources, and there is no assurance that additional funding will be available to it for the further exploration of its properties.  The Company has relied upon external financing, including the issuance of equity securities, to fund its activities to date.  The Company will continue to rely upon such forms of financing for the foreseeable future.  The Company intends to obtain financing for its planned work in 2006 through any or all of joint venturing projects, debt financing, equity financing or other means.  There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future.  Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interests in its properties.

The material effects of government regulations on the Company's business are identified in "Item 3 - Key Information - Risk Factors."

Organizational Structure

The Company has one wholly owned subsidiary incorporated under the laws of The Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited ("PTM-RSA").  The registered and records offices of PTM-RSA are located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, South Africa.  The principal business address of PTM-RSA is Suite 328, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

Property, Plants and Equipment

The Company's executive offices are located in rented premises of approximately 5,500 square feet at Suite 328, 550 Burrard Street, Vancouver, British Columbia, V6C 1T2, telephone (604) 899-5450.  The Company began occupying this facility on October 1, 2004 on a three-year lease and the current annual obligation is approximately $62,328.  It is considered adequate for current needs.

The Company has no significant plant or equipment for its operation.  Equipment used for exploration or drilling is rented or contracted as needed.

Republic of South Africa Properties

Information italicized below has been excerpted from a Report dated November 30, 2004 entitled "Technical Report on the Tweespalk, War Springs (Oorlogsfontein) and and Western Bushveld Joint Venture Platinum Properties, North West Province and Limpopo Provinces, Republic of South Africa" by W.J. Visser, PrSciNat, of PTM RSA.

Resource figures are available for platinum group metal deposits on the Elandsfontien and Frischgewaad Properties which are both part of the Western Bushveld Joint Venture Property Holdings (see below). The balance of the South African Properties contain no known bodies of commercial ore.  All exploration programs conducted by the Company to date on the Tweespalk, War Springs and Onderstepoort properties to date have been exploratory in nature.

Property Descriptions and Location

Western Bushveld Joint Venture Holdings

The properties comprising the Western Bushveld Joint Venture - the Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein Properties, are located near the resort of Sun City, approximately 125 km northwest of Johannesburg in the North-west Province, Republic of South Africa. All of the properties are easily accessible from Johannesburg by roads and major highways (Figure 1). The Western Bushveld Joint Venture Properties occur within the Western Limb of the Bushveld Igneous Complex (BIC), which is host to South Africa's most significant PGE mine production from the Merensky and UG2 reefs, both current and past, as well as several announced new development projects.

Elandsfontein

The Elandsfontein property is located 30 km to the northwest of the town of Rustenburg, Northwest Province, Republic of South Africa. The property is centred at Latitude 25o 26' (S) and Longitude 27o 04' (E) (WGS 84). The mineral rights held by the company cover portions 12 and 14 of the larger farm Elandsfontein 102 JQ (Figure 2) and a total of 292 Ha. Mineral rights over portions of the farm Elandsfontein 102 JQ were contributed to the Western Bushveld Joint Venture by Anglo Platinum and cover an additional 827.9 Ha bringing the total Elandsfontein Property holdings to 1119.9 Ha.

Figure 1 - South African Property Holdings

Onderstepoort

This Onderstepoort property is located approximately 33 km to the northwest of the town of Rustenburg, Northwest Province, Republic of South Africa. This property is centred on Latitude 25o 27' (S) and Longitude 27o 02' (E) (WGS 84). The mineral rights held by the company cover portions 3, 4, 5, 6, 8, 14 and 15 of the larger farm Onderstepoort 98 JQ and a total of 1085.27 Ha. Mineral Rights over portions of the farm Onderstepoort 98 JQ were contributed to the Western Bushveld Joint Venture by Anglo Platinum and cover an additional approximate 199.8 Ha bringing the total Onderstepoort holdings to 1285.07 Ha.

Frischgewaagd

Mineral rights covering certain portions of the farm Frischgewaagd 96 JQ were contributed to the Western Bushveld Joint Venture by Anglo Platinum. Farm Frischgewaagd 96 JQ is centred at approximately Latitude 25o 24' (S) and Longitude 27o 04' (E) (WGS 84), approximately 33 km northwest of the town of Rustenburg, Northwest Province, Republic of South Africa.  The mineral rights held by the joint venture cover portions Re, 2, Re 4, 15, 16 and 18 of the farm Frischgewaagd 96 JQ and a total of approximately 1392 Ha.

Koedoesfontein

Mineral rights covering the entirety of the farm Koedoesfontein 94 JQ were contributed to the Western Bushveld Joint Venture by Anglo Platinum. Farm Koedoesfontein 94 JQ is centred at approximately Latitude 25o 21' (S) and Longitude 27o 02' (E) (WGS 84), approximately 39 km northwest of the town of Rustenburg, Northwest Province, Republic of South Africa.  The mineral rights held by the joint venture the entirety of the farm Koedoesfontein 94 JQ which lies outside the Pilanesberg Reserve and total approximately 2080 Ha.

Figure 2 - WBJV Holdings

Figure 4.
Joint Venture Area and Associated Mineral Rights
26°56'0"E
26°58'0"E
27°0'0"E
27°2'0"E
27°4'0"E
27°6'0"E
27°8'0"E
27°10'0"E
25°20'0"S
25°22'0"S
25°24'0"S
25°26'0"S
25°28'0"S
N
ZANDRIVIERSPOORT 210 JQ
KOEDOESFONTEIN 94 JQ
LEDIG 90 JQ
FRISCHGEWAAGD 96 JQ
MIMOSA 81 JQ
ONDERSTEPOORT 98 JQ
ELANDSFONTEIN 102 JQ
Legend
Farm Boundaries (Oct 2004)
Farm Portions (Aug 04)
<all other values>
Ag_Contri
PTM
RPM
1:100,000
0
1,000
2,000
4,000
6,000
8,000
Meters

War Springs

The War Springs (English translation of the farm name Oorlogsfontein) property is located immediately to the south of the town of Mokopane (formally known as Potgietersrus), approximately 200 kilometres north of Johannesburg, Republic of South Africa, in the Limpopo (Northern) Province. The War Springs property is centred on 24o14' (S) and Longitude 29o 02'(E)  and the mineral rights cover 2,395.9798 Ha

Tweespalk

The Tweespalk property is located approximately 55 km to the north of the town of Mokopane (formally known as Potgietersrus), approximately 200 kilometres north of Johannesburg, Republic of South Africa, in the Limpopo (Northern) Province. The Tweespalk Property is centred on Latitude 23o 42' (S) and Longitude 28o54' (E) and the mineral rights cover 2,176.7861 Ha in extent.

Figure 3 - Northern Limb Properties

TWEESPALK
MOKOPANE
WAR SPRINGS
V Ti Fe
LEGEND
Quarternary Alluvium / Other
Letaba Formation
BUSHVELD COMPLEX
Upper Zone
Main Zone
Lower Zone
Nebo Granite
TRANSVAAL SEQUENCE
Silverton Formation
Dwaalheuwel Formation
Timeball Hill Formation
Duitschland Formation
Malmani Subgroup
Black Reef Formation
Wolkberg Group
ARCHAEAN BASEMENT
Hout River Gneiss
Matlala Granite
Pietersburg Sequence
Magnetite Layer
Platreef Horizon
PTM Mineral Rights
N
W
E
S
0 5000 10000 metres
NORTHERN LIMB
FARMS AND GEOLOGY
FIGURE 5
Drawn: M. Venter
February 2004
MSA
GEOSERVICES

Agreements and Obligations

Elandsfontein

A Prospecting and Option Agreement was signed on 13 December 2002 to purchase 100% of the mineral rights of portions 12 and 14 of the farm Elandsfontein 102 JQ (296 ha) by first paying 150,000 ZAR (approximately CDN $29,500) to the mineral rights holders in prospecting fees. The contract also gave PTM the option to purchase the surface rights at 6,500 ZAR (approximately CDN $1,285) per hectare or portion thereof upon the granting of a mining permit. Prospecting fees of 150,000.00 ZAR (approximately CDN $29,500) were paid. PTM was also obligated to a 400,000 ZAR (approximately CDN $79,100) exploration program. That program commenced in February 2003. PTM exercised the option provided in the option agreement by way of written notice on June 26, 2003. The 10% of the purchase price for the mineral rights was later tendered in terms of the agreement. The vendors on 8 October 2003 claimed that the purchase price was unascertained or unascertainable and that the agreement was therefore void. Later the vendors agreed that the agreement is valid and a further dispute ensued. Arbitration is continuing and PTM plans to enforce the agreement. Under the agreement PTM is to pay a base price of 43 ZAR (approximately CDN $7.70) per tonne of open castable economic resource on the property, to a minimum of 4,000,000 ZAR (approximately CDN $791,000).  PTM was also required to pay 4.30 ZAR (approximately CDN $0.85) per tonne on any economic underground resource at the time of a mining authorization.

Onderstepoort

Option agreements have been signed with the owners of the mineral rights on portions 3, 4, 5, 6, 8, 14 and 15 of farm Onderstepoort 96 JQ.  The agreements are valid for a period of three years from the granting of a Prospecting Permit. The option agreement over portions 3 and 8 require a payment of C$1,000 after signing, C$1,000 after the granting of the prospecting permit and C$1,000 on each anniversary per agreement. The option agreement for portions 4, 5 and 6 requires a payment of 5,014 ZAR (approximately CDN $1,070) after signing, 3,500 ZAR (approximately CDN $750) on the first anniversary, 4,000 ZAR (approximately CDN $850) on the second anniversary and 4,500 ZAR (approximately CDN $950) on the third anniversary. The option agreement for portions 4, 5, 14 and 15 requires a payment of 117,000 ZAR (approximately CDN $25,000) (completed) after signing and payments of 234,000 ZAR (approximately CDN $50,000) (completed) and 390,000 (approximately CDN $83,000) ZAR within 10 days of the effective date. The effective data is at the discretion of PTM, and this has been agreed to by the owners. Interim payments are made periodically for PTM to enjoy this privilege.

Western Bushveld Joint Venture

The detailed terms of the Joint Venture were announced on October 27, 2004. The JV will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and newly enacted Minerals and Petroleum Resources Development Act.  PTM and RPM will each own an initial 37% working interest in the JV, while Africa Wide will own an initial 26% working interest.  Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the JV, primarily in areas such as equity, but will also include training, job creation and procurement to Historically Disadvantaged South Africans (HDSA's).

The Joint Venture structure and business plan is in compliance with South Africa's recently enacted minerals legislation, and will pursue platinum exploration and development on the combined mineral rights covering 67 square kilometres on the platinum-rich Western Bushveld Igneous Complex located in the Republic of South Africa. The PTM contribution to the Joint Venture are those interests, described above, and include the farms Elandsfontein and Onderstepoort. The RPM contributed interests are those rights held over the farms Elandsfontein, Frischgewaagd, Onderstepoort and Koedoesfontein.

PTM is the operator of the Joint Venture and drilling will commence once the data from RPM is validated and interrogated. The objective of the validation is to confirm the position of the near surface Merensky and UG2 reefs along strike and the declared Inferred Resource of 3.7 million ounces platinum, palladium, rhodium and gold contributed by PRM. PTM is in the process of receiving and compiling the results of exploration and resource definition by RPM on the areas contributed by them to the Joint Venture and integrating this information into the PTM database which includes data from the surrounding areas. The resource is in the process of an independent review. There is considerable drill data outside the area covered by the above mentioned Inferred Resource which will be used to direct future exploration.

PTM has undertaken to incur exploration costs to the amount of R35 Million (approximately CDN $6.8 million) over a 5 year period starting with the first 3 years at R5 Million increasing to R10 million a year for the last two, with the option to review yearly. The first year commitment of 5 million ZAR (approximately CDN $975,000) is a firm commitment under the agreement.

Tweespalk and War Springs (Oorlogsfontein)

The freehold title to Tweespalk (Registered as Tweespalk 733 LR) is held by the State (Republic of South Africa). War Springs has been subdivided and numerous small landowners hold the freehold title.

The commercial obligations regarding Tweespalk and War Springs are recorded in a Notarial Prospecting and Option Contract (protocol 1026, Deneys Reitz, Chris Stevens, Johannesburg, RSA) between Saenger and Sacke Minerals (partnership) and PTM and notarised on 23 June 2002. The agreement is with a private partnership that has brought together previously fragmented mineral rights. PTM has a three-year period from the effective date of the agreement, which is defined as the date of granting of the exploration permit by the DME (July 22, 2003), in which option monies of US$2.50/Ha to US$3.25/Ha are required to be paid for PTM to exercise it's option. PTM is obliged to spend a minimum of 1,000,000.00 ZAR (one million South African Rand) within one year of the effective date (completed). If the mineral rights were purchased in year three the cost would be US$1.6 million for War Springs and US$1.5 million for Tweespalk. PTM has also agreed to pay a 1% Net Smelter Return Royalty (NSR) to the mineral rights holders subject to PTM's right to purchase the NSR at any time for US$1,400,000. The mineral rights holders may require PTM to purchase the NSR upon the commencement of commercial production for US$1,400,000.

In November 2002 PTM entered into a Joint Venture Agreement with AW, a largely HDSA qualified South African mining company, on the Tweespalk and War Springs Properties. The industry standard joint venture will be structured on a 30:70 basis, with Africa Wide having a 30% participating interest and PTM 70%. Subsequently AW made an arrangement to settle the War Springs permit issues by converting their 30% in War Springs to a 15% interest carried to the completion of a bankable feasibility study. Taung Minerals will hold 15% also carried to bankable feasibility study.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography, elevation and vegetation

PTM's properties are located on a central plateau characterized by extensive savannah, with vegetation consisting of grasses and shrubs with few trees. The climate is temperate with low rainfall and high summer temperatures, resulting in a semi-arid environment.

The terrain for all properties is almost flat. For the War Springs and Tweespalk total elevation relief is only 60m with elevations ranging from 1020 to 1080m. For the Western Bushveld Joint Venture Holdings the total elevation relief is greater since prominent hills occur in the northernmost portion of the area associated with the Pilanesberg Complex. Elevations range from 1080 to 1325m. However, through most of the area of interest from a mineral exploration prospective there is little elevation with an average of 1100m.

Access and Infrastructure

South Africa has a very large well-established mining industry.  Equipment and services required for mineral exploration or mining projects are readily available. Infrastructure is well established with abundant well-maintained highways and roads as well as electricity distribution networks and telephone systems.

The Western Bushveld Joint Venture holdings are easily accessible from Johannesburg by travelling 120 kilometres northwest on paved Regional Road 24 to the town of Rustenburg and then a further 35 kilometres to the Properties on paved highway. Numerous gravel roads cross the properties, which provides for easy access. The resort of Sun City is located approximately along the  north boundary of the Joint Venture holdings and the southern boundary borders Anglo Platinum's Bafokeng-Rasimone Platinum Mine

The Tweespalk and War Springs Properties are easily accessible from Johannesburg by travelling north on the N1 highway. The Tweespalk property is located approximately 55 kilometres north of the town of Mokopane (Potgietersrus) and 25 kilometres north of Anglo Platinum's Potgietersrust Platinum (PPRust) Mine. The property is easily accessed from Mokopane (Potgietersrus) by travelling north along paved Regional Road 35, which crosses the property. A new paved highway to Polokwane (Pietersburg) follows the northern boundary of the town of property and numerous other gravel roads on the property provide for easy access.

The War Springs property is located approximately 5 kilometres south of the town of Mokopane (Potgietersrus) and 17 kilometres south of Anglo Platinum's PPRust Mine. The N1 highway crosses the property, as well as numerous gravel roads that provide for easy access.

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

History

History of Platinum Mining in the Bushveld Complex

The first recorded platinum occurrence in the BIC was in 1906 when there was a report of assays of chrome ore containing 1.86 g/t Pt. The first discovery was in 1923 when platinum-quartz bodies were found near Naboomspruit, leading to the discovery of the Waterberg Deposit, which was mined, between 1923-26. In 1924 Dr. Hans Merensky discovered platinum-bearing dunite pipes at Mooihoek, Driekop and Onverwacht, as well as the Merensky Reef on the farm Maandagshoek on the Eastern Limb of the BIC. From there Merensky traced the Reef north and south for some 80 kilometres. In 1925 he moved to Potgietersrus where he found what was for a long time taken to be a similar layer, the Platreef. This led to a short-lived mining operation.  During 1925 and 1926 he explored the Western Limb of the BIC near Rustenburg, where further extensions of the Merensky Reef were discovered.

The start of actual mining of PGE's was delayed by the complex mineralogy of the very refractory ores. It was not till the 1920's that suitable metallurgical techniques had been developed to viably extract PGE's. Platinum mining on a large scale began around 1926 and by 1930 seven mining operations had started in South Africa.  Initial production was almost exclusively from the Merensky Reef. It was not until 1970 that the first mine (Lonmin) on the chrome-rich UG2 platinum reef began production. The current major South African producers began production in the following years: Anglo Platinum (1926), Implats (1969), Lonmin (1970), Northam (1992), Aquarius (1999) and Southern Era (2002).

Most of the platinum mining has been from underground operations on the Western and Eastern Limbs of the BC.  There is only one mine, the opencast Potgietersrust Platinum Mine (PPRust), on the Platreef on the Northern Limb of the BIC. Anglo Platinum began mining at PPRust in 1992 and ore processing began in 1993. To date a total of eight open pits have been developed.

Anglo Platinum's Bafokeng-Rasimone Mine (BRPM), which borders the Company's' WBJV holdings, began construction in 1997 .The concentrator plant began 12 December 1999. On August 12, 2002 Anglo Platinum and the Royal Bafokeng Nation (RBN) announced that an "in principle" agreement had been reached to form a 50:50 Joint Venture to mine the Boschkoppie and adjoining Styldrift farms owned by Anglo Platinum and the Royal Bafokeng Nation respectively. The workings at BRPM will be used to gain access to the farm Styldrift.

Although there have been a few slumps, most platinum mining and exploration has increased steadily to a point where South Africa is the dominant platinum producer (75% of world supply - 2002)1 and a major palladium producer (45% of world supply - 2002). The BIC contains the world's largest known deposits of platinum group metals (PGMs) comprising more than 55% of the worlds known PGM resources.

Prior Ownership and previous owners exploration

Exploration History of the Western Bushveld Joint Venture Properties - PTM Properties.

Because those portions of the Elandsfontein and Onderstepoort properties currently held by the Company are privately owned records and reports of previous exploration are largely unknown. The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience. This mapping shows the BIC traversing the Elandsfontein property.

Two paper borehole logs, recording drilling on the Elandsfontein property by JCI in 1966, have been located in the open file section of the Council for Geoscience in Pretoria. The Elandsfontein property adjoins the Bafokeng-Rasimone Property miner property currently being exploited by RPM. RPM previously mined the UG2 platinum reef to within a few tens of metres (approximately 30m) of the Elandsfontein property boundary (this open pit is now filled in and rehabilitated). The projected strike of the UG2 reef extends into the Elandsfontein property. In 2002 mapping and a ground magnetometer survey by Royal Mineral Services CC on behalf of the original landholders indicated an approximate 600 m strike length of the UG2 reef near surface under soil and clay cover.

A drilling program was conducted on the property in the past year (see below).

Exploration History of the Western Bushveld Joint Venture Properties - Anglo Platinum Properties

Those portions of the farms Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein contributed to the joint venture by Rustenburg Platinum Mines Limited ("RPM") have been subject to both early stage exploration and limited resource definition drilling. Numerous boreholes have been drilled on these properties. In addition detailed aeromagnetic data is available from a survey completed by RPM.  At the time of writing all of this data had been made available to PTM but not yet validated and therefore has not been incorporated into this report. This data includes details of a PGE resource on the RPM contributed properties which is undergoing independent review.

Exploration History of the Tweespalk Property

Because the Tweespalk property is privately owned records and reports of previous exploration are unknown. The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience (Map No. 2328 - Pietersburg covers the Tweespalk area). This mapping shows the BIC footwall contact and the Mapela Gabbro Norite, which to the south hosts the Platreef style mineralization, traversing the Tweespalk property. PTM is not aware of any exploration data in the public domain which predates it's activities on the Tweespalk Property. In 2002 PTM completed a high resolution airborne magnetic and radiometric survey of the Tweespalk Property. A total of 720 line-km of surveying were completed with lines spaced 50 m apart and a mean terrain clearance of 50 m.  Magnetic data was collected every 1/10th of second (approximately every 5 m) and radiometric data collected every second (approximately every 50 m).  Interpretation of this data indicates the BIC/basement contact, as well as the overlying Upper Zone and Main Zone BIC mafic unit contacts are present on the property.

Exploration History of the War Springs Property

Because the War Springs property is privately owned, records and reports of previous exploration are unknown save for a small soil survey completed by partner Tuang Minerals in the northwest corner of the property. The area has been geologically mapped at a scale of 1:250,000 by the South African Council for Geoscience (Map No. 2428 - Nylstroom covers the War Springs area). This mapping shows the BIC underlying the majority of the War Springs property with the prospective basal portion of the BIC extending from east to west near the southern border of the property.

Geological Setting

Bushveld Igneous Complex Geology

Units of the Bushveld Igneous Complex underlie the general area, including the Project farms. The Bushveld Complex was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup and comprises a basal mafic phase and an upper acid phase, the latter being largely granitic. The total estimated extent of the Bushveld Complex is 66,000km2. The mafic rocks of the Bushveld Complex host layers rich in PGEs, as well as chromium and vanadium, and constitute the world's largest known repository of these metals.

The mafic rocks, collectively termed the Rustenburg Layered Suite (RLS), are divided into five zones, from the top downwards the Upper, Main, Critical, Lower and Marginal Zones.

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

The uppermost cycles of the Critical Zone are the Merensky and Bastard cycles.  The former contains the PGE-bearing Merensky Reef, a variably pegmatoidal pyroxenitic interval, with one or two thin chromitite stringers or layers. The reef interval comprises a sulphide-bearing zone, generally in the order of 1-1.5m in thickness. The Merensky Reef can be traced along strike for 280 km and is estimated to contain 60,000 t of platinum-group metals to a depth of 1,200m below surface (Cawthorn R.C., 1999).

The top of the Critical Zone is generally taken as the top of the Giant Mottled Anorthosite (GMA), a succession of between 50 and 80m in thickness comprising mottled and spotted anorthosites.

Main Zone

The overlying Main Zone consists of a sequence of norites grading upwards into gabbronorites. Several marker horizons are present, the chief of which are the Main Mottled Anorthosite (MMA), The Porphyritic Cluster Norite (PCN) and the Upper Mottled Anorthosite (UMA). A ubiquitous pyroxenite layer is present towards the top of the zone, termed the Pyroxenite Marker.

Upper Zone

The base of the overlying Upper Zone is defined by the first appearance of cumulus magnetite above the Pyroxenite Marker.  There are 25 magnetite layers in the Upper Zone; the fourth in the sequence from the base is the Main Magnetite layer, which is the most laterally continuous. The immediate footwall to this magnetite comprises anorthosite, often containing minor sulphide mineralisation. The Main Magnetite is mined in both the Western and Eastern Bushveld for vanadium.

Economic Geology of the Bushveld

The BIC contains significant deposits of chrome and vanadium in addition to PGE's. In 2003 South Africa ranked No.1 in the world in reserves of PGE's, chrome and vanadium. Although PTM's primary exploration target will be PGE's on these properties, the possible occurrence of chrome or vanadium deposits on these properties will also be evaluated during the exploration programs.

The Platinum Group Elements (PGE's), include platinum, palladium, rhodium, osmium, iridium and ruthenium. Although they are concentrated in a variety of geological settings, PGE-dominant deposits are associated mainly with mafic to ultramafic intrusives.

There are two principal deposit types of magmatic PGE deposits. The most important type consists of reef-type or stratiform PGE deposits, such as the Merensky Reef and UG2 Chromitite Layer of the Bushveld Igneous Complex, South Africa, and the J-M Reef of the Stillwater Complex, Montana. The second type, referred to as "super solidus breccia" type (SIB type), is exemplified by the Lac des Illes Mine near Thunder Bay , Ontario and River Valley PGE mineralisation near Sudbury, Ontario.

Reef and super-solidus intrusion breccia-type PGE deposits share a number of geological features, but they contrast with each other in several important respects. Reef-type deposits occur as conformable zones within specific layers in large layered mafic to ultramafic intrusions such as the Bushveld and Stillwater complexes that extend for tens to hundreds of kilometres. The SIB-type deposit at Lac des Iles forms an irregular crosscutting zones associated with variably-textured mafic rocks and complex intrusion breccias in a funnel-shaped mafic intrusion about 10 km across.

Genetic models for PGE-dominant deposits involve both magmatic and volatile-related processes. A current model for reef-type deposits invokes injection of a plume of new mafic magma into a large, density-stratified magma chamber. During the subsequent turbulent mixing, minor amounts of immiscible sulphide liquid separate and scavenge PGE's from the magma. With further cooling and crystallization, the PGE-enriched sulphides descend to the base of the intrusion, forming a PGE-rich layer, the PGE reef. Pegmatitic textures and hydrous minerals common to PGE reefs are likely products of excess volatiles produced by the crystallization of associated volatile-rich phases in the magma.

PGE Mineralization in the BIC

Merensky Reef

The Merensky Reef has traditionally been the most important platinum producing layer in the Bushveld Complex.  Seismic surveys undertaken by the Council for Geoscience (Pretoria) show that reflectors associated with the Merensky Reef can be traced as far as 50km down dip, to depths of 6,000m below surface (Cawthorn R.C., 1999).

The Merensky Pyroxenite Layer is typically 1.5 metres thick, varying between 10's of cm and 10 metres.  It occurs between 15 and 400 metres above the UG2 chromitite as a regular, persistent pyroxenitic assemblage occurring near the top of the Upper Group of the Critical Zone of the Rustenburg Suite.

The Merensky "Reef" normally consists of a proxenite layer, with a basal chromite stringer of a few centimetres thickness.  The "reef" is generally only 30cm to 80cm in thickness.  A second or upper chromitite stringer may also be developed near the top of the Merensky Pyroxenite, especially where the pyroxenite is thick.

The Merensky Reef itself is characterized by its high PGE grades compared to the chromitite layers in the BIC and the high ratio of platinum to the other PGE's.  Sulphides, with PGE's, are associated with the top and bottom chromitite layers, but the mineralization can also extend into the footwall and hangingwall.

UG2 Chromitite

The UG2 Chromitite Layer is possibly the largest remaining PGE resource on earth.  It occurs midway through the Critical Zone. The UG2 Chromitite is generally around 1m thick, and relatively impure, containing much interstitial silicate gangue. The interval may comprise one or more chromitite layers, along with stringers and disseminated chromite within pyroxenite. A pegmatoidal pyroxenite usually forms the footwall to the chromitite layer and often contains additional mineralization. The PGE's are generally interstitial to the chromite grains, and are concentrated at the base of the chromitite layer. The PGE content of the UG2 Chromitite ranges from 3 ppm to 19 ppm, and is generally dominated by Pt-Pd sulphides.

Platreef

The origin and nature of the Platreef platinum mineralization differs markedly from that of the Merensky Reef and UG-2 chromitite layer.  Although the rock types within this discordant reef are similar to those encountered in the Upper Critical Zone, mineralization is considered to have formed in response to contamination of the BIC magma by country rocks (Buchanan et al., 1981).

The nature of the BIC footwall appears to be of paramount importance in the development of Platreef style mineralization.  Softer shale and dolomitic sediments have been eroded or compressed into synformal-like, basins along the floor of the chamber and have contributed sulphur and volatiles to the magma. In the PPRust area the highest grade mineralization occurs where the footwall is dolomitic or where xenoliths of dolomite have been included in the lower portion of the BIC.

Lower Zone PGE Mineralisation on the Northern Limb

PGE mineralisation occurs within ultramafic rocks of the Lower Zone of the Rustenburg Suite, located in the southernmost portion of the Northern limb. This mineralisation occurs at a lower stratigraphic level in the BIC compared to the Merensky, UG2 and Platreef mineralised horizons, which occur within the Critical Zone or Main Zone of the Rustenburg Suite. This represents a new PGE exploration target on the Northern Limb.

Magmatic Chromite Deposits

South Africa has about 80% of the world total chrome reserves; most of it derived from the BIC ores. Combined with Zimbabwe, Southern Africa has 90% of global chrome reserves and produces 50% of the world's chromite ore (Cawthorn R.C., 1999).

Chromitite seams were deposited along specific magmatic layers during the formation of the Bushveld Igneous Complex. These chromitite seams and layers can extend for many tens of kilometres. Chrome is mined primarily from the UG2, LG and MG chromitite seams of which only the UG2 contains significant amounts of PGE's. Several platinum mines produce chromite as a by-product.

Two former chrome producers, Ruighoek and Sandspruit, are located about 25 km northwest of the Elandsfontein Property on the Western Limb. The Grasvally Mine is a former chrome producer located about 10 km southwest of PTM's War Springs Property on the Northern Limb.

Magmatic Ti-Fe-V Oxide Deposits

In layered intrusions such as the BIC, titaniferous magnetite seams are common within the upper stratigraphic levels of the intrusion. Within the BIC the vanadium deposits are associated with the 24-magnetite layers found in the Upper Zone of the Complex.

Surface Weathering

Surface weathering of both the Merensky and UG2 Reefs to 40 m or more is quite common. Historical open pit mining of such weathered zones indicates an increase in Pt/Pd for both the Merensky (up to 5) and UG2 (up to 3.2) Weathering destroys the sulphides and remobilises the PGE's (preferentially Pd and Rh).  Secondary silicate minerals may encapsulate some of the PGE's.

Geology of the Western Bushveld Joint Venture Properties

These properties adjoin RPM's (Anglo Platinum's) Bafokeng-Rasimone Mine and the Styldrift property on the Western Limb of the BIC. Anglo Platinum have opencast mined the UG2 horizon to within tens of metres of the Elandsfontein boundary on the Bafokeng-Rasimone Mine Property.

The area has been geologically mapped at a scale of 1:250 000 by the South African Council for Geoscience. Map No. 2526 - Rustenburg. The geological map indicates the WBJV properties are underlain by mafic/ultramafic rocks of the Rustenburg Suite of the BIC,  bounded to the northeast by the Pilanesberg Alkaline Complex and bounded to the west and southwest by faults and footwall rocks of the Transvaal Supergroup, predominately quartzites of the Magaliesberg Formation.

There are two potential economical viable platinum-bearing horizons in this area, namely the UG2 chromitite reef and the Merensky Reef. The Merensky and UG2 reefs sub-outcrop beneath a relatively thick (+/- 2 m ) layer of black turf overburden. The entire sequence strikes north-northwest to south-southeast and dips 17-25o easterly towards the center of the Bushveld Complex. Evidence from drilling on the Elandsfontein property indicates significant thinning and pinching out of certain units/marker horizons in the Main and Critical Zones of the BIC towards the western margin of the complex.

Structurally the WBJV area occurs at a "hinge" zone in the BIC where there is a marked swing in the strike of the BIC from northwest to west-northwest. This "hinge" zone is characterized by a series of NW and N to NE trending faults that transect the BIC. The UG2 Reef can occur up to 400 m below the Merensky Reef within the BIC. However available geological mapping and drilling completed to date by PTM on the Elandsfontein Property indicate the two reefs are much closer together, locally being separated by < 30 metres.

Geology of the Tweespalk Property

The area has been geologically mapped at a scale of 1:100,000 by M.J. van der Merwe (1976) and at a scale of 1:250 000 by the South African Council for Geoscience. This mapping shows the footwall of the BIC, the Mapela Gabbro Norite which to the south hosts the Platreef style mineralisation further to the south, traversing the Tweespalk property for a strike length of approximately 3.5 km. Upper Zone rocks of the BIC underlie the western portion of the property. Archean granite and granitic gneiss under-lays the eastern portion of the property. The BIC rocks dip 25 to 40 degrees to the west . Drilling by the Company has confirmed a thickening package of the BIC to the west consistent with the regional mapping.

A strike length of approximately 3.5 km of the Main Magnetite Seam (MMS), which occurs as a mineralised horizon within the Upper Zone rocks, may be another potential target on the property. It is host of significant Vanadium/TiO2 deposits elsewhere in the BIC but there is no data available on the vanadium content of the MMS on the Tweespalk Property.

Geology of the War Springs Property

The area has been geologically mapped at a scale of 1:100 000 by M.J. van der Merwe (1978) and at 1:250 000 scale by the South African Council for Geoscience. The 1:100,000 scale map indicates a 5.2 kilometre strike length of BIC footwall contact, consisting of Main Zone (Rustenburg Suite) rocks overlying Magaliesburg Quartzite traversing the War Springs property.

The north-western portion of the property is underlain by the gabbro-norites of the Main Zone of the BIC. The eastern and southern portions of the property are underlain by rocks of the Transvaal Supergroup. This Supergroup is dominated by shales and quarzites of the Magaliesberg Formation. The property occurs in an area where the strike of the BIC changes from NNW to N, to SW. This hinge area is marked by a series of north-easterly and south-easterly trending faults. The BIC dips north westerly at 25o to 35o.

Two limestone/dolomite occurrences are shown on the government geological maps, near the western property boundary, in the immediate BIC footwall. These footwall rocks are elsewhere associated with higher grade of Platreef PGE mineralization. There is a possibility of Merensky or UG2 type reef mineralization occurring in Critical Zone rocks of the BIC on the western side of the property.

Exploration

Western Bushveld Joint Venture Properties

Elandsfontein - PTM

Three phases of exploration have been conducted on that portion of the farm Elandsfontein contributed to the WBJV by PTM.

The GeoActiv (Pty) Limited (hereafter referred to as GeoActiv) program, which covered PTM's diamond drilling program (ELN and ELF series of boreholes). GeoActiv consulting group was contracted to conduct the diamond drilling program, log, mark, sample and store the drill core. GeoActiv was also responsible for supervision of PGE assays and conducting metallurgical and rock strength tests.

The GeoActiv-Elandsfontein drill program consisted of collaring of 36 shallow diamond drill holes with the Merensky and UG2 reefs on the Elandsfontein Property as targets. This program was completed on June 30, 2003. The drilling was done in two adjacent blocks of ground, with borehole spacing from 100 down to 50 metres. Area A is in the extreme north-eastern corner of the property.  Area 1 is adjacent to and to the south of Area A and adjacent to the Bafokeng Rasimone Mine Property of RPM.

In Area 1 15 NQ diamond drill holes and 1 HQ diamond drill hole (ELN-series of holes), totaling 605.78 metres, were drilled to depth of between 17 and 53 metres targeting the shallow potential of the UG2 chromitite in this area. NQ hole ELN 4 was re-drilled as HQ hole ELN 16 to improve recoveries. The drill program was plagued by poor core recoveries. The UG2 chromitite was confirmed as intersected in only 5 of 16 holes. At least five of the holes which failed to intersect the UG2 were left short, in the hanging wall and need to be deepened (ELN 10-12, 14 and 15). One additional hole (ELN 2) collared in the footwall to the UG2.

The UG2 chrome seam was intersected in five holes (ELN 3, 4, 5, 9 and 16). In addition hole ELN 1 encountered finely disseminated chromite. ELN 3 intersected the UG2 chromitite seam at a depth of 26.10 metres and reported a seam thickness of 1.35 metres, ELN 4 had multiple chromitite stringers between 26 and 34 metres depth. Due to poor recoveries through this interval ELN 4 was re-drilled as ELN 16, using HQ core size. The UG2 chromitite was intersected with a seam width of 1.44 metres. ELN 5 intersected the chromitite seam at depth of 36 metres and reported a seam thickness of 1.31 m.

In Area A 21 NQ diamond drill holes and 11 deflections (ELF-series of holes) totalling 2456 metres were drilled to a depth of between 40 and 200 metres targeting the potential of the Merensky and UG2 reefs in this area. The Merensky Reef was intersected, at depths between 40 and 145 metres, in 8 of the 21 holes (ELF 16-19, 22-24 and 27) The Reef intercepts from the mother holes are tabulated below. Holes SNO 23 and 25 were confirmation holes drilled by Snowden (see below) as confirmation/condemnation holes for the purpose of the resource evaluation. The UG2 reef is poorly developed over much of this area as shown in Table 1.

Table 1

Reef intersections used for resource evaluation
BHID	From	To	Length	Au	Pt	Pd	2PGE+Au
Merensky Reef
ELF 16	41.45	41.79	0.34	0.03	0.06	0.03	0.12
ELF 17	144.25	144.65	0.40	0.23	0.94	0.63	1.80
ELF 18	134.06	134.80	0.74	0.31	3.45	1.98	5.74
ELF 19	42.93	43.25	0.32	0.03	0.08	0.03	0.14
ELF 22	93.40	94.15	0.75	0.31	2.59	1.01	3.91
ELF 23	60.88	60.90	0.02	0.03	0.03	0.03	0.09
ELF 24	133.06	133.74	0.68	0.29	3.79	2.37	6.45
ELF 27	74.74	74.89	0.15	0.03	0.03	0.03	0.09
SNO23	62.18	62.40	0.22	0.02	0.02	0.02	0.06
SNO25	83.29	83.66	0.37	0.02	0.34	0.11	0.47

UG 2
ELF 16	55.66	55.81	0.15	0.02	0.02	0.02	0.06
ELF 17	189.16	189.60	0.44	0.02	0.18	0.08	0.28
ELF 18	167.80	169.93	2.13	0.02	0.03	0.02	0.07
ELF 19	47.89	48.80	0.91	0.02	0.02	0.03	0.07
ELF 27	94.89	95.12	0.32	0.04	3.1	1.35	4.49
SNO23	83.64	84.24	0.60
SNO25	94.94	96.40	1.46	0.02	0.53	0.2	0.74

With the end of GeoActiv program (June 30, 2003), Snowden Mining Industry Consultants was engaged to review and audit all of the technical work up to June 30th, 2003 and to make an assessment of the resources on the property. As part of their evaluation, Snowden completed four twinned diamond drill holes (SNO10, 11, 23 and 25) under their own custody and control. The twinned drill holes confirmed that some of the original holes had been stopped short of their targets. Snowden recommended several remedial steps to mitigate material issues that would affect the estimation of any resource estimate derived from the exploration data in its state at the time they completed their audit. These steps included; the validation of the drill hole collar positions, re-logging of several of the holes and review of the external quality assurance and control (QAQC). A draft technical audit report from Snowden was received by PTM RSA on December 17th, 2003. Snowden recommended that new logs be used rather than the original logging for resource modelling. Snowden confirmed that the assays for platinum, palladium and rhodium were reasonably repeatable and that overall assays from the two repertories used constituted a low to medium risk in any resource estimate that maybe derived from the results. Snowden's initial recommendations were accepted and Snowden's were request to produce a resource figure (see below). This ended with a technical audit by Snowden which gave recommendations for the Elandsfontein platinum project and concluded that only a small resource could be calculated as a result of poor continuity of the geological units.

PTM was not completely satisfied with the result of the work completed by Snowden and undertook an internal audit of the work to date on the project and contracted Geo Services (Pty) Ltd. to complete an independent resource evaluation based on the results of the PTM and Snowden audits - the results of which are reported below.

Onderstepoort - PTM Portion

Following receipt of the prospecting permit for the Onderstepoort Property in April of 2004 soil sampling and geological mapping commenced in mid September, 2004. 300 soil samples were collected from 4 soil lines across the projected strike of the Critical Zone of the BIC. Analytical results from this program were pending at the time of writing.

Geological mapping identified the contact between the BIC and footwall quartzite lithologies in several outcrops on portions 4 and 5. However due to the scarcity of outcrop on the property ground geophysical surveys (gravity) were recommended in an attempt to locate the Merensky and UG2 reefs. This work was in progress at the time of writing.

In addition two diamond drill holes, OND1 and 2 were collared on the Onderstepoort property by PTM in October of 2004 to determine the stratigraphy of the BIC and to aid in calibration and interpretation of the gravity data.  Analytical results from these holes were also pending at the time of writing.

WBJV Properties - Anglo Platinum Portions

The Western Bushveld Joint Venture agreement was signed on October 27, 2004. At the time of written all exploration data completed and compiled by RPM and Anglo Platinum Exploration on their portions of the WBJV Properties have been provided to PTM and are in the process of being compiled and validated

Northern Limb Properties

Tweespalk

Prior to the initiation of drilling a limited program of soil sampling, mapping and an airborne magnetic and radiometric survey was completed over the Tweespalk property. Grab samples collected during the mapping program in 2002 from outcrop close to the BIC basal contact returned assays ranging from background to 0.62 g/t platinum + palladium + gold

(0.193 g/t Pt, 0.378 Pd, 0.049 g/t Au) and confirmed the presence of PGE mineralization on the Tweespalk Property. Soil samples collected along lines spaced at 400 metres intervals identified areas with anomalous platinum, palladium, nickel and copper values (> 20 ppb Pt+Pd, > 50 ppm nickel and > 100 ppm copper).

A total of 720 line-km of airborne magnetic and radiometric surveying was completed by GeoActiv in 2002. This survey were completed with lines spaced 50 m apart and a mean terrain clearance of 50 m. Magnetic data was collected every 1/10th of second (approximately every 5 m) and radiometric data collected every second (approximately every 50 m). GAP Geophysics was contracted to interpret the airborne data. Interpretation of this data highlighted the BC/basement contact as well as the overlying Upper Zone and Main Zone contacts.

Between October of 2003 and July, 2004 seven diamond drill holes, totaling 2667.97 metres were drilled on the Tweespalk Property. The following table outlines the drilling completed at Tweespalk

TWEESPALK
			METRES		CO-ORDINATES (WGS84)
									Total
BHID	Start	End	From	To	X	Y	Z	Dip	Samples
TW1	14-Oct-03	26-Nov-03	0.00	702.60	28.8930	-23.70325	1042	90	880
TW2	02-Dec-03	13-Arp-04	0.00	307.54	28.8973	-23.69666	1046	90	351
TW3	08-Jan-04	15-Apr-04	0.00	333.37	28.8970	-23.70342	1044	90	436
TW4	19-Apr-04	24-May-04	0.00	470.08	28.8972	-23.70002	1035	90	594
TW5	26-Apr-04	21-May-04	0.00	551.23	28.8956	-23.70001	1033	90	650
TW6	19-Jun-04	15-Jul-04	0.00	257.00	28.8988	-23.70002	1042	90	267
									Not
TW7	17-Jul-04	27-Jul-04	0.00	46.15	28.89979	-23.69997	1040	90	sampled
			TOTAL	2667.97					3178

Hole TW1 intersected PGE mineralization at a depth of 642 metres. This intercept returned 2.90 g/t Pt+Pd + Au (3E) over 6.68 metres including 4.04 metres grading 4.40 g/t 3E. Borehole TW-1 also intersected two lower grade zones of mineralization; 0.5 g/t 2PGE + Au and 0.12% Cu+Ni over 6.07m (at 542.37m to 548.44m) and 0.36 g/t 2 PGE + Au and 0.09% Cu + Ni over 5.31 metres (at 551.88 to 557.19m). Holes TW2-TW6 intersected only low-grade PGE mineralization. Hole TW7 collared in footwall granitic gneiss.

Exploration work performed on Tweespalk was downscaled at the end of July 2004. Since that time, only a ground gravity survey, completed in September of 2004, has been performed on the property. As anticipate the gravity survey confirmed the westward thickening of the BIC. Potential exists for additional higher grade intercepts within this deeper portion of the complex however given the significant depths and other priorities of the Company no further work is recommended for the Tweespalk property at this time.

War Springs

PTM received the exploration permit for the War Springs property in January of 2004. During the first five months of 2004 the existing geological, geophysical and geochemical data was compiled for the War Springs Property and four widely-spaced soil sample lines were completed across the property and across strike of the BIC. Soil samples were collected at 30 metre intervals, assayed for Au, Pt, Pd and analyzed by multi-element ICP analysis.

Analysis of the soil geochemical data indicates the presence of elevated Cu, Ni, Pd, Pt, S and Cr values along the projected trend of the basal Bushveld stratigraphy, the interval which hosts the Platreef PGE mineralization elsewhere on the northern limb of the Bushveld.

PTM purchased recently completed airborne magnetic data for a 130 km2 area covering the War Springs property and the majority of the southern half of the northern limb of the BIC. The geophysical data was interpreted on behalf of PTM by Gap Geophysics Ltd. and in conjunction with the existing geochemical data and limited geological mapping was used in defining targets for initial drill testing.

Drilling of the first diamond drill hole (ORL1) on Oorlogsfontein commenced during mid-June 2004. Nine diamond boreholes have been completed up to the end of October 2004 for 4,297 metres of drilling. Core-cutting and sampling has progressed to borehole ORL-9 during the same period.

The table below lists the drilling information for the Phase 1 boreholes drilled up to the end of October 2004 on the War Springs Property (Co-ordinates in WGS 84 datum):

			METRES		CO-ORDINATES
Hole No	Start	End	From	To	X	Y	Z	Dip
ORL1	12-Jun-04	11-Nov-04	0.00	705.59	29.04440	-24.22076	1157	60
ORL2	29-Jul-04	06-Aug-04	0.00	232.95	29.04689	-24.22194	1152	45
ORL3	07-Aug-04	17-Aug-04	0.00	472.91	29.04699	-24.21689	1152	45
ORL4	18-Aug-04	08-Sep-04	0.00	676.00	29.04917	-24.21284	1152	45
ORL5	22-Aug-04	16-Sep-04	0.00	646.48	29.05045	-24.20857	1167	45
ORL6	09-Sep-04	20-Sep-04	0.00	378.11	29.05076	-24.21604	1159	45
ORL7	21-Sep-04	07-Oct-04	0.00	304.50	29.05353	-24.20971	1161	45
ORL8	22-Sep-04	04-Oct-04	0.00	437.75	29.04790	-24.21905	1157	45
ORL9	06-Oct-04	19-Oct-04	0.00	427.50	29.05184	-24.21181	1161	45
		Total metres		4297.09

The Phase 1 drilling encountered a succession of feldspathic to anorthositic norites and pyroxenite lithologies above the basal BIC contact.  Zones of intense serpentinisation occur throughout and local, poorly developed chromite-bearing horizons, although no true chromitites were intersected. The thick pyroxenite horizons which are the host to the mineralized sequence at the nearby PPRust mine were not encountered. Several strongly magnetic norite horizons providing important markers with respect to the available airborne magnetic data.

The 2004 War Springs drilling intersected 3 stacked zones of PGE mineralization within the BIC stratigraphy which exhibit broadly defined continuity along the 2 km of strike length drill tested to date. The mineralized zones have been named the A, B and C zones/layers to follow the naming convention at the PPRust mine. The mineralized zones are interpreted to extend from surface to their intersected depths and beyond at a dip of approximately 45 degrees.

The table above shows the significant mineralized intercepts from the War Springs Property received to date and also demonstrates the presence of significant Ni-Cu mineralization associated with the PGE mineralization. Rhodium analyses for the mineralized intercepts were pending at the time of writing.

PGE mineralization has been encountered in lithologies ranging from mottled anorthosites to feldspathic pyroxenites and norites. The mineralization is associated with copper, nickel and iron sulphides which occur as disseminated, blebby and net-textured phases. Thin discontinuous chromite-rich bands have been identified in boreholes ORL-2; ORL-5; ORL-6 and ORL-8. The presence of chromite was confirmed in ORL-2 by the assay results. The chromite grades at 0.84% Cr2O3 over 4 metres with the highest value at 1.90 % Cr2O3 over 1 metre being associated with 0.56 g/t Pt+Pd + Au.

Mineral Resource and Mineral Reserve Estimates

Elandsfontein Property

The data from PTM's work on Elandsfontein was provided to Snowden Mining Industry Consultants and in February 2004 Snowden provided the following summary:

"Snowden Mining Industry Consultants ("Snowden") has completed a Mineral Resource Estimate covering Area 1 of the Elandsfontein Property. The Elandsfontein Property covers a part of the western lobe of the Bushveld Igneous Complex, an arcuate layered complex that includes extensive PGE mineralization. The Mineral Resource estimate completed by Snowden is tabulated above a 1 g/t PGE PGE+Au cut-off grade, where PGE = Pt+Pd+Rh values, and totals 83 thousand tonnes @ 5.9 g/t PGE+Au.  The resource has been classified in the Inferred category according to the 2000 SAMREC Code. Snowden has carried out substantial auditing and validation of the drilling and sampling data underlying the resource estimate, and, following suitable adjustments, verified that the data is of sufficient quality to support the resource classification".

Elandsfontein Lease - Area 1 Mineral Resource Estimate, February 2004

Cutoff grade (PGE+Au g/t)	Category	Tonnes (Thousand)	PGE+Au grade (g/t)
1	Inferred	83	5.9
	Total	83	5.9

Notes:

1.

PGE+Au grade (g/t) = Pt grade (g/t) + Pd grade (g/t) + Rh grade (g/t) + Au grade (g/t)

2.

The resource is consistent with the Inferred Category primarily because even though there appears to be a reasonable chance of geological continuity, there is a high risk that grade continuity may not exist.

PTM management was not satisfied with the Snowden report and commissioned Global Geo Services (Pty) Ltd. to complete a review. Prior to and during Snowden's work stratigraphic units, apart from the Merensky and "UG 2 reefs" were not identified. This led to the misidentification of the reefs. During Global's re-assessment and evaluation phase stratigraphic identification, resource estimation and classification were the main objectives.

Mineral resource estimation is not possible based on diamond drilling information within 50m from surface due to the core loss, reef identification/correlation problems and thinning of the reefs. For this reason only the northern, deeper portion of the project area has been considered for evaluation.

A total of 21 boreholes and 11 deflections were drilled in the resource area. The deflections were not considered due to duplication of reef and sampling problems. Only the bottom reef intersection was used where the reef was duplicated in the original hole. Faulted reef intersections should not be used in resource estimations since the intersections could not be regarded as representative. In these cases though the original hole intersection was used since no other data was available. The resource figure below is classified as an inferred resource.

The resource (at a 1 g/t cut-off) for the Merensky reef is 73 000 t at 3.08 g/t (2PGE+Au), the mean vertical reef thickness is 44 cm. For a mining cut of 1 m (at a 1g/t cut-off) the resource is 131 000 t at a grade of 2.51 g/t (2PGE+Au), the mean vertical width being 1m. The UG2 resource (at 1g/t cut-off) is 65 000 t at a grade of 2.76 g/t (2PGE+Au) and a vertical thickness of 74 cm. The resource for a mining cut of 1 m is 42 000 t at a grade of 1.17 g/t (2PGE+Au) and a mean width of 113 cm. Although a "UG 2" resource has been determined, no proper UG 2 Main Seam is developed on the property. A geological loss of 30% being an industry average has been applied to the resource figures.

Mineral Resources for the Merensky Reef and "UG 2 Reef"- Global Geo Services (pty) Ltd. - 2004

	TONNES	TONNAGE (30% Loss)	Au	Pt	Pd	2PGE+Au	Vertical Thickness	Corrected Thickness
	t	t	g/t	g/t	g/t	g/t	m	m
0 g/t cut-off
Merensky Reef
In Situ	130,680	91,476	0.14	1.35	0.77	2.26	0.42	0.39
Mine Cut (1m)*	351,589	246,112	0.11	1.00	0.55	1.67	1.09	1.00
"UG2"
In Situ	285,347	199,743	0.03	0.84	0.37	1.24	0.86	0.78
Mine Cut (1m)*	446,150	312,305	0.02	0.35	0.14	0.52	1.38	1.27
1g/t cut-off
Merensky Reef
In Situ	104,657	73,260	0.19	1.84	1.06	3.08	0.49	0.44
Mine Cut (1m)*	187,304	131,113	0.15	1.51	0.84	2.51	1.09	1.00
"UG2"
In Situ	93,050	65,135	0.03	1.91	0.83	2.76	0.82	0.74
Mine Cut (1m)*	60,662	42,463	0.03	0.82	0.32	1.17	1.25	1.13

* Mine cut (1m) - A 20cm dilution was applied at the base and all reef intersections
	less than 1m were increased to 1m.

The specific gravity used for the resource estimation was 3.2. The dip applied was 23o.

Although the boreholes are fairly closely spaced (on average 50 m apart) the deposit is classified as an Inferred Resource due to the questionable quality of the data (confidence in the quality of the data is low), poor quality control and assurance reporting procedures and duplication (reverse faulting) of most of the reef intersections.

No mineral processing or metallurgical tests have been done to date.

Based on the results of their re-logging of key drill holes and modeling Global Geo Services also provided an alternative resource model for the Merensky Reef Deposit on the Elandsfontein Property. This alternative model is referred to as the "Shear Hosted" or stacked Merensky Reef Deposit model.

During the re-logging and three-dimensional modeling exercise it became clear that the pegmatoidal pyroxenite type Merensky reef situated towards the east of the area of interest has been duplicated in boreholes ELF 17, 18, 22 and 24. The shear duplicating the reef most probably forms part of a series of reverse faults stacking the sequence (as well as the reef) on top of one another and splitting off the shear situated above the Alteration Zone, footwall to the "UG 2 reef" to the east. Due to the duplication in the Merensky reef, PGM values occur over widths of up to 2.6 m (corrected width, 23o dip). Under normal circumstance this type of reef intersection should not be used to model and estimate resources for platinum deposits within the Bushveld Complex. The fact that a low angle reverse fault or series of faults duplicated the reef in this area, necessitates a different approach to assessing the potential of this area. This specific area could be regarded as a "shear hosted" or stacked reef deposit and has to be modelled as such constraining the mineralization to a maximum of 2.6 m using the bottom Merensky unit as the base.

The mineralised horizon modelled is defined as the base of the bottom Merensky reef unit to the top of the duplicated reef unit (grade cut-off 0.5 g/t). All the borehole intersections (mother hole and deflections) were used in the resource estimation. The resources estimated at various cut-offs are depicted. An SG of 3.2 has been used.

The resource (at a 1 g/t cut-off) for the Merensky reef is 201 000 t at 3.17 g/t (2PGE+Au), the mean vertical reef thickness is 113 cm. The resource at a 2 g/t cut-off is 218 000 t at a mean grade of 4.05 g/t. A geological loss of 30%, being an industry average has been applied to the resource figures.

Resource figures for the Merensky reef based on the "shear hosted" or stacked reef deposit model.

CUT-OFF (2PGE+Au)	TONNAGE	TONNAGE (30% Loss)	Au	Pt	Pd	2PGE+Au	Vertical Thickness	Corrected Thickness
g/t	t	t	g/t	g/t	g/t	g/t	m	m
MERENSKY REEF
0	310,893	217,625	0.16	1.61	0.73	2.50	1.03	0.94
1	287,186	201,030	0.20	2.04	0.92	3.17	1.24	1.13
2	217,689	152,382	0.25	2.62	1.18	4.05	1.44	1.31
3	153,245	107,272	0.28	3.04	1.36	4.68	1.50	1.36
4	83,365	58,356	0.30	3.42	1.53	5.25	1.58	1.43

Grade-tonnage curve for the "shear hosted" deposit.

The resource figures are global estimates and regarded as a mineral indication only and should be drilled on a closer spaced grid. The questionable quality of the data (confidence in the quality of the data is low), poor quality control and assurance reporting procedures and the faulted nature of the reef intersections are further aspects lowering the confidence in the resource. The estimation is regarded as the maximum tonnage that might be determined for this area. Further work will most probably refine the areas and therefore the estimation figures. No mineral processing or metallurgical tests have been done to date.

Western Bushveld Joint Venture - Anglo Platinum Resource Data

A resource of 9.1 million tonnes grading 5.69 g/t platinum, palladium, rhodium and gold on the Merensky Reef and 15 million tonnes grading 4.25 g/t platinum, palladium, rhodium and gold on the UG2 Reef has been provided by Anglo Platinum as of December 31st, 2003 according to the SAMREC code. Anglo Platinum has reported that:

"The Resource estimates for the Frischgewaagd and Elandsfontein properties are supported by a low density of drillhole information on these properties. Resource models for the Merensky and UG2 were estimated using geostatistical variogram modeling and ordinary kriging. The Resources were classified by considering the areas geological locality, structural complexity, kriging variances and kriging efficiencies. The resource estimates are supported by higher densities of drillhole data on the adjacent lying farms.

In addition, geological understanding of the local and regional geology of this area is supported by a high resolution aeromagnetic survey, detailed aerial photos, 7 band TM land satellite images and a small 3d seismic survey within the Styldrift farm. This data has provided key regional geological understanding of this areas Bushveld geology, in that it's proximity to the Pilanesberg complex and the underlying Transvaal sediments affects reef stability and the type of geozones that are likely to form across the area.

Drillhole data is captured using SABLE data warehouse wherein rigorous data validation and standards for logging and sampling are enforced. Data manipulation, modeling procedures and resource classification are according to the SAMREC code."

Western Bushveld Joint Venture – Independent Resource Estimate

PTM RSA appointed Global Geo Services (Pty) Ltd as independent geological consultants to assess and review the available exploration data collected by Anglo Platinum and PTM RSA and to conduct a resource determination over certain portions of the WBJV covering the farms Frischgewaagd 96 JQ, portion 7 (portion 2), 15 and 16 and Elandsfontein 102 JQ portion 12, mineral area 2 (portion mineral area 1) situated towards the south-east of the larger joint venture area which contains the mineral resources reported by Anglo Platinum and PTM. The following italicized information is excerpted from the reported entitled “Western BIC Project – Geological Assessment and Resources Estimation, Northwest Province of the Republic of South Africa” prepared by Mr. E. H. Siepker and Mr. C. J. Muller of Global Geo Services (Pty) Ltd and dated March 3, 2005.

The potentially economic horizons would be the Merensky and UG 2 reefs situated within the Critical Zone of the Rustenburg Suite of the Bushveld Igneous Complex.

During this assessment and evaluation phase stratigraphic identification and correlation, geological and resource modelling as well as resource estimation and classification were the main objectives. The structural interpretation is very basic at this stage and based mainly on geophysical information and the limited number of boreholes.  Only a 2D Data Mine model could be generated since the collar elevations and down-hole surveys were not available at the time of assessment from Anglo Platinum. A very basic 3D geological model was constructed based on collar elevations taken from topocadastral maps, reef thickness from boreholes where available and other relevant data.

The mineral resource (at a cut-off grade of 2 g/t) for the Merensky reef is 15.4 Mt at a grade of 7.92 g/t (3PGE+Au) at a mining cut of 1.00 m. The UG 2 reef resource is 10.1 Mt at 2.52 g/t (3PGE+Au) at a mining cut of 1.00 m. The resource is classified as inferred since the data distribution and quality of the data creates a certain amount of uncertainty with regard the geological model and certainly the resource estimate”. The calculated resource is based on the following information.

A very important issue in understanding the stratigraphy of this area is the dramatic thinning of the lower portion of the Main Zone (HW 1 – 5) and Critical Zone (Bastard reef to Footwall 6 (Lone Chrome marker)) towards the west. It would furthermore seem that a shear zone(s) is situated between the attenuated Critical Zone sequence and a medium crystalline norite, probably representing a chill zone (Alteration Zone) with the Transvaal sequence. Detailed stratigraphic correlation aided the geological understanding of the area along the abutment of the Bushveld Complex against the Transvaal Sequence. Both reefs are not developed towards the south-west with the Main Zone directly overlying the Alteration Zone. This relationship has been determined on Elandsfontein 102 JQ, portions 12 and 14 adjoining the Western BIC Project to the south (Siepker and Muller, 2004).

Merensky Reef

Two types of Merensky reef have been identified in the area of interest viz.

  Harzburgitic type reef and

  Feldspathic pegmatoidal pyroxenite type reef.

It is not possible to estimate a resource in an area to the south-west (Figure 4) along the abutment of reef against the shear zone or along the outcrop since the reef has been affected by weathering, shearing, faulting as well as locally the reef has not been identified/developed.  Further to the south-west no reef is developed since the reef has either outcropped or abutted against the shear zone/Transvaal Sequence.

The Harzburgitic type reef is developed to the north-east of the area of interest with the Feldspathic pegmatoidal pyroxenite type reef towards the south-west (Figure 4). The Harzburgitic type reef consists of interlayered harzburgite and pegmatoidal pyroxenite units and is in general thicker (47 to 224 cm) and of higher grade (6.86 to 16.99 ppm) in relation to the Feldspathic pegmatoidal pyroxenite type reef (60/91 cm, 4.35/7.50 ppm, grade occurring in hanging wall pyroxenite). Reef development and grades are highly variable in the Feldspathic pegmatoidal pyroxenite type reef area. Contact type reef with numerous intersections not sampled or assay results not being available occur within the Feldspathic pegmatoidal pyroxenite type reef area (Table 2 and Figure 4). It would seem that a certain amount of uncertainty existed with regards identification of the stratigraphy or that the uncertainty were a factor in the high incidence of incomplete data available for this area.  An area along the reef cut-out as an extension of the Elandsfontein project (Siepker and Muller, 2004) immediately to the south is indicated as an area where resource estimation is not possible due to weathering, structural complexities, reef type (Contact type reef), shearing and abutment against the Transvaal Sequence.

Although numerous boreholes were drilled in this area which were used in better understanding the deposit and to construct a geological model, only 5 boreholes viz. ELN 1 FG 2, FG 30, FG 7 and FG 31 (for Harzburgitic type reef area) with 2 holes viz. FG 33 and FG 29 (for Feldspathic pegmatoidal pyroxenite type reef area) could be used for the resource estimation for the reef type areas. Data from the Elandsfontein Project was incorporated in the evaluation as well (Siepker and Muller, 2004).

Table 2. Reef intersections and correlatable stratigraphic units.

WBIC JV Borehole Summaries as at 23 January 2005

NI  =  Not Intersected     SNV  =  Sampled but No Values     SS  =  Stopped Short     ND  =  Not Developed      REJ  =  Rejected     HG  =  HIGH GRADE

NS  =  Not Sampled     W  =  Wesizwe     NR  =  Not Recognized     NL  =  No Logs    FO  =  Faulted Out    W  =  Wedge  CR = Contact Reef

LG   =  LOW GRADE   Htz = Hartzburgity-type MR B S/O  =  Beyond Suboutcrop

		MR					UG2
BHID	Def	MR TRC (m)	MR g/t	MR RW	MR Facies	MR Comments	UG2 TRC (m)	UG2 g/t	UG2 RW	UG2 Facies	UG2 Comments
BH1463	D0	447.26	NS	0.001		NS	NR	NR	NR
BH1463	Avg	447.26		0.001	Log: CR	NS (Contact Reef)				Log: 100% Cr	NR (but Cr Present)
1605A	D0	554.36	NS	0.200		NS	SS	SS	SS		SS
1605A	D1	554.37	NS	0.530		NS	SS	SS	SS		SS
1605A	D2	554.32	NS	0.160		NS	SS	SS	SS		SS
1605A	D3	554.30	NS	0.210		NS	SS	SS	SS		SS
1605A	Avg	554.36		0.275	Log: FPP	NS (Thin ? Con. Reef)				SS	SS
ELN01	D0	490.53	15.24	0.530	Htz		541.71	2.81	1.830		Good UG2
ELN01	D1	W	W	W		W	541.25	2.43	1.800		Good UG2
ELN01	D2	W	W	W		W	541.27	2.71	1.680		Good UG2
ELN01	D3	490.91	18.32	0.700			SS	SS	SS		SS
ELN01	D4	REJ	REJ	REJ		REJ, PH Edge	SS	SS	SS		SS
ELN01	D5	REJ	REJ	REJ		REJ	SS	SS	SS		SS
ELN01	Avg	490.53	16.99	0.615	Core: Htz	QA/QC Accepted	541.71	2.65	1.770	Core: Cr+Pxnt	QA/QC Accepted
ELN02	D0	SS	SS	SS		Hole Stopped Short	SS	SS	SS		SS
ELN02	Avg				Stopped Short	SS (Stopped Short)				SS	SS (Stopped Short)
ELN03	D0	B S/O	B S/O	B S/O		B S/O	NI	NI	NI		NI
ELN03	Avg				NI (Beyond S/O)	NI (Beyond S/O)				NI, B S/O	NI (Beyond S/O)
ELN04	D0	Rej	Rej	Rej		Rej., Mixed Core	Rej	Rej	Rej		Rej, Mixed Core
ELN04	Avg				Rej., Mixed Core	Rej., Mixed Core				Rej., Core Mixed	Rej., Mixed Core
ELN05	D0	487.95	SNV	1.410	FPP	SNV	592.23	SNV	1.330	Cr	NS

ELN05	D1	W	W	W		W	590.97	SNV	1.000		SNV & Mixed Core
ELN05	D2	REJ	REJ	REJ		FW to MR	SS	SS	SS		SS
ELN05	D3	REJ	REJ	REJ		FW to MR	SS	SS	SS		SS
ELN05	Avg	487.95		1.410	Core: FPP	SNV, Well Dev. Reef	592.23		1.165	Core: Cr + Pxnt	SNV, Well Dev. UG2
ELN06	D0	400.07	SNV	1.350	Htz	NS	476.75	SNV	3.100	Cr + Pxnt	SNV
ELN06	D1	REJ	REJ	REJ		REJ, Mixed Core	SS	SS	SS		SS
ELN06	D2	REJ	REJ	REJ		REJ, Mixed Core	SS	SS	SS		SS
ELN06	D3	?	NS	NS		NS	SS	SS	SS		SS
ELN06	Avg	400.07		1.350	Core: Htz	SNV (Well Dev. Reef)	476.75		3.100	Core: Cr+Pxnt	SNV, Well Dev. UG2
ELN07	D0	400.64	SNV	0.090	CR	NS	Dyke	Dyke	Dyke	Dyke	NI
ELN07	Avg	400.64		0.090	Log: CR	SNV (Contact Reef)				Dyke	NI (Dyke Invaded)
ELN08	D0	143.00	NS	0.001		NS, Struct. Distur.	165.60	NS	0.100		NS
ELN08	D1	W	W	W		W	165.50	NS	0.250		NS
ELN08	D2	NR	ND	ND		ND	SS	SS	SS		SS
ELN08	Avg	143.00		0.001	Log: Pxnt	NS, Struct. Dist.	165.60		0.175	Log: Cr	NS, Thin UG2
ELN10	D0	NR	NR	NR		ND	NR	NR	NR		NR
ELN10	Avg				Log: NR	NR & ND				NR	NR
ELN11	D0	ND	ND	ND		ND	245.20	NS	0.600		NS
ELN11	Avg				Log: NR	ND	245.20		0.600	Log: CR = Pxnt	NS & very thin
ELN12	D0	335.70	NS	1.900		NS	FO	FO	FO		FO
ELN12	D1	334.70	SNV	1.900		SNV	SS	SS	SS		SS
ELN12	D2	334.60	SNV	3.000		SNV	SS	SS	SS		SS
ELN12	D3	333.00	NS	4.600		NS	SS	SS	SS		SS
ELN12	Avg	335.70		2.850	Log: Htz	SNV (expect high value)				FO	Faulted Out
ELN15	D0	432.80	NS	0.001		NS	459.30	NS	2.700		NS
ELN15	D1	W	W	W		W	459.00	SNV	2.700		SNV
ELN15	D1	W	W	W		W	459.50	SNV	2.800		SNV
ELN15	D3	W	W	W		W	459.40	NS	3.400		NS
ELN15	D4	NR	NS	NR		NS	SS	SS	SS		SS
ELN15	D5	NR	NS	NR		NS	SS	SS	SS		SS
ELN15	Avg	432.80		0.001	Log: Pxnt (Poss. CR)	NS (Log: CR)	459.30		2.900	Log: Cr+Pxnt	SNV, Thick UG2
FG01		FO	FO	FO			FO	FO	FO
FG01	Avg					FO					FO
FG02	D0	519.47	13.21	1.970	Htz	FW min (Htz)	591.37	0.20	1.700	Cr + Pxnt	Low Grade

FG02	D1	W	W	W		W	591.23	0.72	1.700		Low Grade
FG02	D2	519.56	18.69	2.500		FW min /FZ	SS	SS	SS		SS
FG02	D3	REJ	REJ	REJ		REJ, Core Mixed	SS	SS	SS		SS
FG02	Avg	519.47	16.27	2.235	Core: Htz	QA/QC Passed	591.37	0.46	1.700	Core: Cr+Pxnt	Low Grade UG2
FG03	D0	571.20	4.12	0.870		FW min /FZ	627.96	2.18	1.650		LG
FG03	D1	NL	NL	NL		NL	627.40	4.01	1.110		HG
FG03	D2	570.95	3.67	1.080		HG	SS	SS	SS		SS
FG03	D3	570.81	5.90	1.110		HG	SS	SS	SS		SS
FG03	Avg	571.20	4.61	1.020	Log: FPP	QA/QC Passed	627.96	2.92	1.380	Log: Cr+Pxnt	Well Dev. UG2
FG04	D0	703.93	SNV	2.000	FPP	FPP	774.65	SNV	6.980		Cr + Pxnt
FG04	Avg	703.93		2.000	Core: FPP	SNV (Dist. By Dyke)	774.65		6.980	Core: Cr	SNV (Dist. By Dyke)
FG05	D0	SS	SS	SS		Stopped 21 m, NR	SS	SS	SS		SS
FG05	Avg				SS	SS, Stopped Short				SS	SS
FG06	D0	611.44	4.47	1.070		HG	650.52	1.62	0.590		LG
FG06	D1	NL	NL	NL		NL	650.18	0.25	1.360		LG
FG06	D2	608.81	15.78	1.300		HG	SS	SS	SS		SS
FG06	D3	611.87	21.22	0.730		need extra sample	SS	SS	SS		SS
FG06	Avg	611.44	13.16	1.033	Log: Htz	High Grade MR	650.52	0.66	0.975	Log: Cr+Pxnt	UG2, Poor grade
FG07	D0	572.55	3.95	1.290	FPP	MR + waste	623.96	5.50	1.860	Cr	HG
FG07	D1	W	W	W		W	623.94	6.43	1.250		HG
FG07	D2	572.07	8.14	2.040		HG	SS	SS	SS		SS
FG07	D3	573.16	7.83	1.190		HG	SS	SS	SS		SS
FG07	Avg	572.55	6.86	1.507	Core: FPP	QA/QC Passed	623.96	5.87	1.555	Core 100% Cr	UG2, Well Developed
FG08	D0	754.75	4.51	0.860		HG	811.33	1.71	1.810		LG
FG08	D1	754.62	5.80	0.590		HG	SS	SS	SS		SS
FG08	D2	754.80	7.16	0.930		HG	SS	SS	SS		SS
FG08	Avg	754.75	5.87	0.79	Log: FPP	Good Reef Intersection	811.33	1.71	1.810	Log: Cr+Pxnt	UG2, Poor grade
FG09	D0	699.24	8.23	0.890		HG	747.04	4.90	1.500		HG
FG09	D1	NL	NL	NL		ss	747.08	5.20	1.400		HG
FG09	D2	699.28	2.39	1.620		LG	SS	SS	SS		SS
FG09	D3	699.27	8.51	1.570		HG	SS	SS	SS		SS
FG09	Avg	699.24	6.02	1.360	Log: CR (Pothole Edge)	Good Reef Intersection	747.04	5.04	1.450	Log: 100% Cr	UG2, High Grade & Well Dev
FG10	D0	597.33	11.85	0.780		HG	655.00	3.13	5.280		HG / pothole
FG10	D1	597.40	11.12	0.810		HG	SS	SS	SS		SS
FG10	D2	597.89	7.14	0.540		HG	SS	SS	SS		SS

FG10	Avg	597.33	10.38	0.710	Log: FPP	Good Reef Intersection	655.00	3.13	5.280	Log: Cr+Pxnt+Peg	UG2, Medium Grade & Well Dev
FG29	D0	467.70	3.40	0.580	CR	CR, 13.81g/t / 10cm	543.00	1.99	0.640		THIN Low Grade UG2
FG29	D1	468.70	5.23	0.620	CR	CR but FW Mineralisation	SS	SS	SS		SS
FG29	D2	468.70	NS	0.001		NS	SS	SS	SS		SS
FG29	Avg	467.70	4.35	0.600	Log: CR	CR with FW and HW Min.	543.00	1.99	0.640	Log: Cr+Peg	Narrow UG2, SNV
FG30	D0	505.30	9.36	0.350	CR	CR, 14.83 g/t / 17cm	558.90	3.55	0.890	Log: Cr+Peg	Well Dev. UG2
FG30	D1	W	W	W		W	558.90	3.77	0.960	Log: Cr+Peg	Well Dev. UG2
FG30	D2	W	W	W		W	559.20	NS	0.500		THIN UG2, NS
FG30	D3	505.80	17.93	0.300	Log: CR	CR, Well Min. Pxnt	SS	SS	SS		SS
FG30	D4	505.40	NS	0.001		NS	SS	SS	SS		SS
FG30	Avg	505.30	13.32	0.325	Log: CR	CR, 17.93g/t / 30cm	558.90	3.66	0.925	Log: Cr+Peg	THIN UG2, SNV
FG31	D0	335.50	11.27	0.470	Log: ? FPP	Excell. Values, ? Dev.	381.80	NS	0.700		NS
FG31	D1	W	W	W		W	382.20	NS	0.900		NS
FG31	D2	W	W	W		W	383.40	SNV	1.000		SNV
FG31	D3	335.80	NS	0.001		NS	SS	SS	SS		SS
FG31	D4	335.80	SNV	0.001		SNV	SS	SS	SS		SS
FG31	Redrill	NI	NI	NI		NI	384.00	NS	0.900		NS
FG31	Avg	335.50	11.27	0.470	Log: FPP ?	Narrow MR, High Grade	381.80		0.875	Log: Cr+Peg	THIN UG2, SNV
FG32	DO	FO	FO	FO		FO	562.40	NS	0.700		NS
FG32	D1	W	W	W		W	563.30	SNV	1.200		SNV, Lost Values
FG32	D2	W	W	W		W	563.30	SNV	1.000		SNV, Lost Values
FG32	D3	W	W	W		W	563.40	SNV	1.000		SNV, Lost Values
FG32	Avg				Log: FO	Log: FO	562.40		0.975	Log: Cr+Pxnt+Peg	Narrow UG2, SNV, Values Lost
FG33	D0	395.10	7.50	0.910	CR, (HW Mineralisation)	CR, 10 & 16g/t / 32cm	427.30	NS	1.100		NS
FG33	D1	W	W	W		W	427.80	SNV	1.500		SNV
FG33	D2	W	W	W		W	427.80	SNV	1.500		SNV
FG33	D3	W	W	W		W	427.70	NS	1.600		NS
FG33	D4	395.30	SNV	0.001		SNV	SS	SS	SS		SS
FG33	D5	395.80	SNV	0.001		SNV	SS	SS	SS		SS

FG33	D6	395.60	NS	0.001		NS	SS	SS	SS		SS
FG33	Avg	395.10	7.50	0.910	Log: CR	Log: CR + HW Min.	427.30		1.425	Log: Cr+Pxnt+Peg	Thick UG2, SNV
FG34	D0	SS	SS	SS		SS	SS	SS	SS		SS
FG34	D1	889.50	NS	1.900		NS	SS	SS	SS		SS
FG34	D2	W	W	W		W	925.40	NS	0.100		NS
FG34	D3	W	W	W		W	929.00	NS	0.400		NS
FG34	D4	W	W	W		W	929.00	SNV	0.300		SNV
FG34	D5	W	W	W		W	928.80	SNV	1.400		SNV
FG34	D6	W	W	W		W	929.00	NS	0.400		NS
FG34	D7	890.20	SNV	2.000		SNV	SS	SS	SS		SS
FG34	D8	889.60	NS	1.900		NS	SS	SS	SS		SS
FG34	D9	889.70	SNV	1.000		SNV	SS	SS	SS		SS
FG34	Avg	889.50		1.630	Log: FPP	Thick MR, SNV	925.40		0.650	Log: 100% Cr	Narrow UG2, SNV
FG35	D0	NR	NR	NR		NR	149.50	NS	0.900		NS
FG35	D1	W	W	W		W	150.40	SNV	0.800		SNV
FG35	D2	W	W	W		W	150.40	SNV	0.800		SNV
FG35	D3	W	W	W		W	150.10	NS	0.600		NS
FG35	D4	NR	NR	NR		NR	SS	SS	SS		SS
FG35	D5	NR	NR	NR		NR	SS	SS	SS		SS
FG35	D6	133.90	NS	0.200		NS	SS	SS	SS		SS
FG35	Avg	133.90		0.200	Log: CR, Pxnt	NR therefore NS	149.50		0.775	Log:	Thin UG2 and SNV
FG36	D0	B S/O	B S/O	B S/O		ND	68.80	NS	0.200		NS
FG36	D1	W	W	W		W	69.40	NS	0.100		NS
FG36	Avg				Beyond S/O	Beyond S/O	68.80		0.150	Log: 100% Cr	Thin UG2 and NS
FG37	D0	322.20	NS	1.200		NS	NR	NR	NR		NR
FG37	D1	W	W	W		W	354.60	NS	0.300		NS
FG37	D2	NR	NR	NR		NR	NR	NR	NR		NR
FG37	Avg				Log: Poss. FPP	Poss. MR	354.60		0.300	Log: Cr+Pxnt	NS
KD1	D0	NR	NR	NR		NR	NR	NR	NR		NR
KD01	Avg				NR	NR				NR	NR
KD2
KD02	Avg
KD3
KD03	Avg

Figure 4 – Merensky Reef  - Borehole Locations and Reef Facies Distribution

UG 2 Reef

The UG 2 reef was intersected in only 5 boreholes (which could be used in the resource estimation) towards the north of the area of interest, with the reef thickness varying between 64 cm and 265 cm. Grades vary between 0.46 and 5.87 ppm. No reef type classification could be done due to the limited number of boreholes available. Towards the south-west the UG 2 was either not intersected due to boreholes being stopped to short, reef very thin (possibly not UG 2 since it has been caught up in the shear zone), faulted out or no reef has been recognised.  The area of estimation has been limited to the area to the north-east, including boreholes ELN 1, FG 29, FG 2, FG 30 and FG 7.

Figure 5. UG 2 reef – Borehole positions and reef development.

PTM WBIC JV
Plan Showing Area Underlying UG2 Reef
Scale
Time: 13:16:54
7000.0 E
7500.0 E
10500.0 E
11000.0 E
N
-2810000.0 N
-2811000.0 N
-2812000.0 N
-2813000.0 N
-2814000.0 N
-2815000.0 N
-2816000.0 N
1.00
FG06
1.38
FG03
1.55
FG07
1.00
FG30
UG2 Reef
1.70
FG02
1.00
FG29
1.77
ELN01
1:25000
0
250
500
750
1000
1250
1500
9000.0 E
9500.0 E
10000.0 E
10500.0 E
11000.0 E

STRUCTURAL DISCONTINUITIES

Weathering affects the reef horizons to a depth of 50 m since the pyroxenites are the most affected. The outcrop trends north-west to south-east. It is not possible from the data to determine whether potholes occur on the property although the possibility exist that pothole edges could be associated with the Contact type reef identified on the property. Duplicated reef intersections could represent pothole edge effects (goose-necking). Pseudo-reefs along the pothole edges and associated with goose-necking could be developed as well. Reef packages to the south in the Elandsfontein area are significantly affected by replacement pegmatoids (Siepker and Muller, 2004) and this should be taken into consideration in the resource estimation and geological loss figures within the Feldspathic pegmatoidal pyroxenite reef type area.

No faults have been identified in the boreholes, but from the magnetic surveys (Figure 6) as well as the 3D Datamine modelling some faulting can be inferred. A shear zone along the Alteration Zone eliminating stratigraphy progressively from the UG 2 horizon to the Main Zone from east to west has serious consequences for the economic units. The UG 2 could have been eliminated for a large part of the area of interest with the Merensky reef affected only further to the west (close to the outcrop area). This feature has been identified as part of the Elandsfontein project’s geological assessment (Siepker and Muller, 2004) and can be observed on the Gravity survey image (Figure 7).

Figure 6. Magnetic survey image – Intrusive and possible faults to be observed.

Only thin dolerite intrusives were intersected in the boreholes (0.5 – 2 m thick). An east –west trending intrusive is evident on the magnetic image (Figure 6).

Figure 7. Gravity survey image.

GEOLOGICAL LOSSES – SUMMARY

Industry standards for geological losses are in the order of 30% for platinum mines and projects in the Bushveld Complex. Geological losses in this area within the Feldsphatic pegmatoidal pyroxenite reef area though could be as high as 40% due to the influence of replacement bodies, faulting, presence of contact reef type (highly variable grade) and the possibility of potholing.The industry average of 30% geological losses have been applied to the resource estimates.

PRELIMINARY STRUCTURAL MODELLING FOR THE MERENSKY REEF

A structural model was not constructed due to the limited borehole intersections and the fact that collar elevations and down hole surveys were not available.

DRILLING and SAMPLING

A total of 23 boreholes (ELF and FG series) have been drilled within the area of interest supervised by Anglo Platinum. Some concern exists with regards the core management at the time of drilling since core were found to be misplaced in a number of boreholes (drilling runs (stick-ups) as well as individual pieces of core seems to have been turned around). PTM geologists fitted the core as far as possible before stratigraphic identification and correlation was done by PTM geologists and verified by Global Geo Services. Sampling was done by Anglo Platinum with no information available on the method/procedure applied. Some concern exist with regards the quality of this work especially within the Feldspathic pegmatiodal pyroxenite type reef area where a number of reef intersections were indicated to be sampled, but no assay results reported. The security (QA/QC) of the sampling process is unsure since no documentation is available.No documentation was provided with regards the sample preparation or analysis procedure.

DATA VERIFICATION

Global Geo Services compiled a Microsoft Excel spread sheet with assay values and associated depths for the reef intersections from the various datasets (Table 2). Geological modelling and resource estimation were based on this dataset. No borehole collar elevations and down-hole surveys are available.

MINERAL RESOURCE ESTIMATES

A total of 23 boreholes were drilled in the area of interest of which only 8 boreholes could be used for Merensky resource estimation and 5 boreholes for UG 2 resource estimation. Two boreholes were drilled to the west of the outcrop position. A number of boreholes were not sampled, some were sampled but no assay values reported, especially in the area towards the south.

Mineral resources were estimated for the Merensky reef based on 8 boreholes with 2 to 3 deflections per borehole and the UG 2 reef based on 5 holes and deflections. A total of 5 boreholes intersected the Harzburgitic type reef and 3 boreholes the Feldspathic pegmatoidal pyroxenite type reef. The assay values reflect 3PGE & Au. An area towards the south-west has been defined where resource estimation is not possible for the Merensky reef, based on diamond drilling information, since the reefs are less than 50 m from surface, leading to excessive core loss and thinning of the reefs/stratigraphy occur leading to reef identification/correlation problems. Figure 4 depicts the resource area and borehole distribution. No resource has been estimated for the north-western part of the Feldspathic pegmatoidal pyroxenite reef type area since no grade data exist in this area.

A mineral resource for the UG 2 reef was based on 5 boreholes. The assay values reflect 3PGE & Au. A resource for the UG 2 reef could only be estimated in the north of the area of interest, since no reliable information exists towards the south. This is probably due to the abutment of the reef against the shear zone/ Transvaal Sequence.

A minimum reef width/mining cut of 1.00 m has been used for both the Merensky and UG 2 reefs to estimate the resources. Borehole co-ordinates, reef width/minimum mining cut (of 1.00 m) and PGE (3PGE & Au) grades used in the resource estimation exercises are depicted in Tables 3 and 4.

Table 3. Borehole data used in estimation exercises.

HZT – Harzburgitic Reef Type

FPP – Feldspathic Pegmatoidal Pyroxenitic Reef Type

BOREHOLE INTESECTIONS
UG2 REEF
BHID	XPT	YPT		PGE	LENGTH
ELN01	9902.360	-2813499	UG2	2.65	1.77
FG02	9304.422	-2812867	UG2	0.46	1.70
FG07	8761.204	-2811846	UG2	5.87	1.56
FG29	9436.751	-2813313	UG2	1.27	1.00
FG30	8289.566	-2812141	UG2	3.39	1.00
MERENSKY REEF FPP FACIES
FG29D0	9436.751	-2813313	MR(FPP)	2.61	1.00
FG33D0	9392.247	-2813969	MR(FPP)	6.85	1.00
ELN12	8609.977	-2813751	MR(FPP)	9.77	2.09
MERENSKY REEF HZT FACIES
ELN01D0	9902.36	-2813499	MR(HZT)	10.45	1.00
FG02D0	9304.422	-2812867	MR(HZT)	16.27	2.24
FG07D0	8761.204	-2811846	MR(HZT)	6.86	1.51
FG30D0	8289.566	-2812141	MR(HZT)	4.32	1.00
FG31D0	7455.722	-2811466	MR(HZT)	5.30	1.00

Table 4. Reef intersections

BH INTERSECTIONS

		MR		UG2
BHID	Def	MR g/t	MR RW	UG2 g/t	UG2 RW
ELN01	D0	15.24	0.530	2.81	1.830
ELN01	D1			2.43	1.800
ELN01	D2			2.71	1.680
ELN01	D3	18.32	0.700
FG02	D0	13.21	1.970	0.20	1.700
FG02	D1			0.72	1.700
FG02	D2	18.69	2.500
FG03	D0	4.12	0.870	2.18	1.650
FG03	D1			4.01	1.110
FG03	D2	3.67	1.080
FG03	D3	5.90	1.110
FG06	D0	4.47	1.070	1.62	0.590
FG06	D1			0.25	1.360
FG06	D2	15.78	1.300
FG06	D3	21.22	0.730
FG07	D0	3.95	1.290	5.50	1.860
FG07	D1			6.43	1.250
FG07	D2	8.14	2.040
FG07	D3	7.83	1.190
FG08	D0	4.51	0.860	1.71	1.810
FG08	D1	5.80	0.590
FG08	D2	7.16	0.930
FG09	D0	8.23	0.890	4.90	1.500
FG09	D1			5.20	1.400
FG09	D2	2.39	1.620
FG09	D3	8.51	1.570
FG10	D0	11.85	0.780	3.13	5.280
FG10	D1	11.12	0.810
FG10	D2	7.14	0.540
FG29	D0	3.40	0.580	1.99	0.640
FG29	D1	5.23	0.620
FG30	D0	9.36	0.350	3.55	0.890
FG30	D1			3.77	0.960
FG30	D3	17.93	0.300
FG31	D0	11.27	0.470		0.700
FG31	D3		0.001		SS
FG31	D4		0.001		SS
FG33	D0	7.50	0.910		1.100

Statistical and geostatistical analysis were not possible due to limited information. The inverse distance squared (ID2) method was used for all interpolations. A 500 m x 500 m cell size was selected, which is half the average borehole spacing. The search radius was set to 2 000 m with a minimum of 2 data points.

The following parameters were interpolated into the 500 m x 500 m cells:

  3PGE & Au

  Vertical mining width (length)

The corrected thickness was calculated using the dip and vertical thickness in each cell. A minimum width of 1.00 m was used in the resource estimation determinations.  An SG of 3.2 for Merensky reef and 3.8 for UG 2 reef were used for tonnage calculations.

Mineral resources for the Merensky Reef and UG2 Reef are summarised in Table 5.

In keeping with industry practice in South Africa the breakdown of 4E elements was not specifically assessed in the Anglo data set, however, the QP makes the following estimates of the 4E breakdown based on PTM's assay data on the edge of the resources area and regional experience on the reefs which is as follows: MR: Pt 64.00%, Pd 27.45%, Rh 4.80% and Au 3.75% and for UG2: Pt 59.15%, Pd 29.55%, Rh 10.50% and Au 0.80%.

Table 5: Mineral Resources for the Merensky Reef and UG2 Reef over 1.00 m mining width.

REEF	TONNAGE	METAL CONTENT	TONNAGE	GRADE	METAL CONTENT
	(t)	WPGE (g)	(30% geo-loss) (t)	(g/t)	WPGE(g)	Moz
FPP Reef Type (2 g/t cut-off)	6,363,451.47	41,757,559.96	5,090,761.18	6.56	33,406,047.97	1.074
HZT Reef Type (2 g/t cut-off)	12,902,934.97	132,631,207.11	10,322,347.98	8.59	88,668,969.11	2.851
Merensky reef - Total (2 g/t cut-off)	19,266,386.44	174,388,767.07	15,413,109.15	7.92	122,075,017.08	3.925
UG2 (1g/t cut-off)	12,565,083.29	31697323.31	10,052,066.63	2.52	25,357,858.65	0.815
TOTAL – MR and UG 2			25,465,175.78	5.79	147,432,875.73	4.74

	14,571,195.52	36295138	11,656,956.41	2.49	29,036,110.40	0.934

NOTE:

1.

Minimum reef width/minimum mining cut = 1.00 m

2.

Weighted average grade for drill holes for HZT area = 9.9 g/t

3.

ID2 grade for drill holes for HZT area = 10.8 g/t

4.

Sishel-T grade for drill holes for HZT area = 8.59 g/t

5.

Sishel-T grade used because of borehole spacing and to minimize the influence of BH FG 2 (high value and wide reef)

INTERPRETATION AND CONCLUSIONS

The WBJV Project seems to be situated on the south-western edge of the Bushveld Igneous Complex, with the Lower Main Zone (Hanging Wall sequence (HW 1 to 5)) and Critical Zone thinning significantly along this margin.

The upper noritic portion of the Main Zone could be identified and correlated with confidence. The contact with the anorthositic Hanging Wall sequence (HW 1 to 5) has been taken as a marker horizon. The Hanging Wall sequence (HW 1 to 5) thins significantly from east to west within the project area. Due to the thinning of the Critical Zone only FW 6 (mottled anorthosite with thin chromite stringer at base) and FW 12 (mottled anorthosite unit immediately overlying UG 2) as well as the Bastard pyroxenite to Merensky reef (separated by the noritic to anorthositic MID 1 to 3 sequence (or part of)) could be identified with confidence. Towards the south the sequence has been more severely affected by iron-replacement.

PGM values have been reported for the ELN 1, FG 2, FG 7, FG 30 and FG 31. Thick, higher grade Harzburgitic type reef towards the north and thin, variable grade Feldspathic pegmatoidal pyroxenite reef towards the south have been identified. No faulting has been observed to occur on the reef horizon within the intersections used in the resource estimation. The Bishveld Igneous Complex abuts against the Transvaal Sequence towards the south. A dramatic thinning of the Main (HW 1 – 5) and Critical (Bastard to FW 6) Zones take place towards the west.

A sequence of even grained, medium crystalline norites (possibly a chill margin with the Transvaal sediments?) occurs below a shear zone cutting progressively higher into the Bushveld stratigraphy from east to west. This causes the lower part of the Critical Zone sequence to be caught up in this zone of shearing. Thin chromitite layers and stringers occur within this zone and might be erroneously identified as UG 2. These chromitite layers/stringers could be remnants of UG 2 or any of the chromitite units lower down in the stratigraphy.

The resource (at a 2 g/t cut-off) for the Merensky reef is 15.4 Mt at 7.92 g/t (3PGE+Au) at a minimum mining cut of 100 cm. The UG 2 resource (at a 1 g/t cut-off) is 10.1 Mt at a grade of 2.52 g/t (3PGE+Au) for a mining cut of 100 cm.

The resources are classified as inferred based on the borehole spacing and to a certain extent the quality of the data especially towards the south of the area of interest.

RECOMMENDATIONS

More drilling needs to be done in the area of interest. The area underlain by the thicker and higher grade Harzburgitic reef type towards the north should be confirmed with more reef intersections. The possible economic viability of the area to the south with variable PGM values and reef development within the Feldspathic pegmatoidal pyroxenite reef type should be determined by further drilling. Care should be taken not to over drill the area with no possibility of economic viability of this area.

Attention should be given to stratigraphic (marker horizons) and reef type identification and description.

The following recommendations were made by PTM RSA Exploration Manager W. Visser for the 2005 exploration program on the WBJV and War Springs Projects.

Recommendations – 2005 Exploration Programs – WBJV and War Springs

The following exploration programs are recommended for PTM's Tweespalk, War Springs and Western Bushveld Joint Venture Properties. The objective of these programs will be to confirm and upgrade the presence of platinum mineralization, establish favourable geology and stratigraphy and where possible locate and continue tracing the Platinum Reefs on surface and at depth.

Recommended Exploration programs will be a phased approach as laid out below:

Phase 1 Confirmatory fieldwork

  Confirm the presence of Platreef /Merensky/UG2 mineralization suggested by the previous phase by diamond drilling.

  Establish downdip and along strike continuity of mineralization.

  Identify potential structural features.

  Identify priority drill hole positions.

Phase 2 Resource drilling and resource categorisation

  Confirm the presence of Merensky and UG2 (western limb) and Platreef (northern limb) mineralization suggested by the previous phase.

  Establish downdip and along strike continuity of mineralization.

  Identify potential structural features.

  Identify priority drill hole positions.

  Classify a Resource indicated to SAMREC, JORC and NI 43- 101 standards

What follows are an estimate of the expenditure of Phase 1 for the Western Bushveld Joint Venture and War Springs:

TOTAL COST : C$ 1 610 000.00

Western Bushveld Joint Venture :    C$ 990 000.00

War Springs :                                   C$ 620 000.00

Western Bushveld Joint Venture

The recommended 2005 exploration program for the WBJV Properties is split into two different programs, each with its own objective:

Program One - Resource Definition and Expansion:  The objective of this program is to confirm, upgrade the confidence in and expand the current PGE resources as defined by drilling completed to date by Anglo Platinum. This inferred resource occurs in the south-eastern corner of the JV area. Drilling will target both the Merensky and UG2 Reefs. A total of 6,600 metres of diamond drilling is recommended for this phase of exploration with drill holes ranging from 300 to 600 metres in depth. Additional drilling is recommended on the RPM contributed portions of the Elandsfontein property to expand the current resource as determined on the PTM portion of the property. This program is anticipated to take 9 months to complete.

Program Two - Preliminary Exploration and Drill Testing:  The objective of the second part of the 2005 program is to test the broad-scale potential and determine the location of the Merensky and UG2 reefs across the balance of the JV holdings with holes spaced approximately 1000 metres apart. The initial phase of this program will consist of drilling four 200-800 metre holes south of the Elands River. This program is anticipated to take 4-6 months to complete.

The recommended, Phase 1 2005 WBJV exploration program is budgeted at $990,000.

War Springs

The recommended 2005 exploration program for the War Springs Property is split into two different programs, each with its own objective:

Program One - Fill-in Drilling: The objective of this phase of the recommended 2005 War Springs program is to upgrade the current understanding of the A, B and C mineralized horizons on the War Spring properties and to conduct sufficient drill testing to determine if an open-pittable resource can be calculate for these zones across the property. It is envisaged that this will be accomplished with three drill rigs, drilling vertical boreholes on a set grid of 100m x 100m with drill holes averaging between 100 and 120 metres. It is anticipated this program will require 3000 metres of drilling and take roughly 9 months to complete.

ProgramTwo - Preliminary Exploration and Drill Testing: The objective of this phase of the 2005 War Springs project is to continue with boreholes spaced at 500 metres along strike across the balance of the BIC to ascertain the PGE potential across the balance of the War Springs Property. Four drill holes drilled to a depth of 600 metres (2400 metres total) would be required to complete this phase of the program and is anticipated to take 6 months to complete.

The recommended 2005 War Springs exploration program is budgeted at $620,000 Cdn.

Tweespalk

Currently no exploration planned or recommended for 2005.

The Agnew Lake Property, Ontario

Property Description and Acquisition

Agnew Agreement

Pursuant to an option agreement dated March 1, 1999 (the "Agnew Agreement") between the Company and Donald Hawke and Gregory Campbell (collectively, the "Agnew Optionors"), the Company was granted the sole and exclusive right and option to acquire up to a 99% interest in and to the Agnew Lake Property.  The Agnew Lake Property was initially comprised of 201 mineral claims totalling 3,216 hectares overlying a mafic intrusive complex located near Sudbury, Ontario.  Pursuant to additional staking by the Company and the ProAm Agreement described below, the Agnew Lake Property now comprises 551 minerals claim unit in 219 claim blocks totalling 8,816 hectares.  See Figure 8.

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

(v)

$55,000 on the fourth anniversary (paid).

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

(iv)

75,000 common shares of PFN within 45 days of Kaymin electing to proceed with the 2002 exploration program; (issued)

(v)

75,000 common shares of PFN within 45 days of Kaymin electing to proceed with the 2003 exploration program; (issued) and

(vi)

75,000 common shares of PFN within 45 days of Kaymin electing to proceed with the 2004 exploration program (issued).

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

(b)

Exploration expenditures totaling $6 million over a four-year period as follows:

(i)

$226,205 for reimbursement of PFN's previous exploration expenditures on the Agnew Lake Property which shall count towards the $6 million earn-in expenditures; (paid)

(ii)

a cumulative amount not less than $1.4 million by December 31, 2001; (completed)

(iii)

a cumulative amount not less than $2.65 million by December 31, 2002; (completed)

(iv)

a cumulative amount not less than $4.15 million by December 31, 2003; and

(v)

a cumulative amount not less than $6 million by December 31, 2004.

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

In the event that PFN does not incur its required earn in expenditures of $500,000 on its own account (i.e. if another party incurs the expenditures) PFN may exercise its earn in right by payment of $500,000 worth of PFN shares to the Company at any time before PFN's earn in deadline of December 20, 2004.  By an amendment to the original agreement dated August 16, 2001, PFN has agreed to pay the Company incremental payments towards their earn in requirement.  Commencing in 2001, 75,000 PFN shares will be paid annually to the Company for four years (all four tranches of which have been received), unless PFN exercises its earn in right earlier.  The shares will be valued according to the ten-day average market price at their time of issue, but in no case at a value less than $0.60 per share.

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

The Agnew Lake Farm-in Agreement was further amended on October 10, 2003 and November 25, 2003 so Kaymin's requirement to complete cumulative work commitments of $4,150,000 was extended, from December 31, 2003 to December 31, 2004.  Similarly, Kaymin's requirement to complete cumulative work commitments of not less than $6,000,000 by December 31, 2004 was extended to December 31, 2005. At the time of writing the exploration committee for the Agnew Lake Program had proposed to extend the December 31, 2004 deadline to December 31, 2005 and the December 31, 2005 deadline to December 31, 2006 with no other additional changes to the structure of the Agnew Lake Farm-in agreement recommended.

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

Location and Description

Information italicized below has been excerpted from reports dated July 15, 2002 entitled "Phase II Surface Exploration Program, Agnew Lake Property" by Scott Jobin-Bevans, M.Sc., P.Geo. and Grant Mourre, M.Sc., dated October 31, 2002 entitled "Review of Phase I Drilling Results, Agnew Lake Property for Platinum Group Metals Ltd. as at August 31, 2002" by Derry, Michener, Booth & Wahl Consultants Ltd, dated May 1, 2003 entitled Summary of Phase 2 Diamond Drilling Program, Agnew Lake Property by Grant Mourre, M.Sc., P.Geo and Scott Jobin-Bevans, M.Sc., P.Geo. and a report dated Phase 5 Surface Exploration Program, Agnew Lake Property by Iain Kelso, H.B.Sc..

The Agnew Lake property is situated in the Sudbury Mining Division of Ontario, in Shakespeare, Dunlop, Shibananing, Gough and Porter Township (centred at 428193mE, 5135210mN - NAD27, Zone 17; NTS sheet 41I/5).

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

68

The Agnew Lake Property contains no known body of commercial ore.

The following is a summary of the claims comprising the Agnew Lake Property as at the date of this Form 20-F Annual Report:

Claim details for the Agnew Lake Property

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1229584	15	240	Dunlop	July 12, 1999	July 12, 2006
S1229585	9	144	Dunlop	July 12, 1999	July 12, 2006
S1229586	10	160	Dunlop	July 12, 1999	July 12, 2006
S1236172	16	256	Shakespeare	March 5, 1999	March 5, 2006
S1236167	16	256	Shakespeare	March 5, 1999	March 5, 2006
S1236168	15	240	Shakespeare	March 5, 1999	March 5, 2005
S1236170	15	240	Shakespeare	March 5, 1999	March 5, 2007
S1236166	16	256	Shakespeare	March 5, 1999	March 5, 2006
S1236171	4	64	Shakespeare	March 5, 1999	March 5, 2006
S1236169	15	240	Shakespeare	March 5, 1999	March 5, 2007
S1236173	4	64	Shakespeare	March 5, 1999	March 5, 2007
S1236174	8	128	Gough	March 5, 1999	March 5, 2005
S1236175	16	256	Dunlop	March 5, 1999	March 5, 2007
S1236176	16	256	Dunlop	March 5, 1999	March 5, 2009
S1236162	2	32	Dunlop	March 5, 1999	March 5, 2006
S1236163	4	64	Dunlop	March 5, 1999	March 5, 2006
S1236164	15	240	Dunlop	March 5, 1999	March 5, 2006
S1236165	8	128	Dunlop	March 5, 1999	March 5, 2006
S1236177	3	48	Shibananing	March 5, 1999	March 5, 2005
S953446	1	16	Shibananing	March 24, 1987	March 24, 2006
S954067	1	16	Gough	March 24, 1987	March 24, 2006

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S954074	1	16	Gough	March 24, 1987	March 24, 2007
S953447	1	16	Shibananing	March 24, 1987	March 24, 2006
S954004	1	16	Gough	March 24, 1987	March 24, 2006
S954005	1	16	Gough	March 24, 1987	March 24, 2007
S954006	1	16	Gough	March 24, 1987	March 24, 2007
S954007	1	16	Gough	March 24, 1987	March 24, 2006
S954008	1	16	Gough	March 24, 1987	March 24, 2006
S954009	1	16	Gough	March 24, 1987	March 24, 2006
S954010	1	16	Gough	March 24, 1987	March 24, 2006
S954012	1	16	Gough	March 24, 1987	March 24, 2006
S954013	1	16	Gough	March 24, 1987	March 24, 2006
S954065	1	16	Gough	March 24, 1987	March 24, 2006
S954066	1	16	Gough	March 24, 1987	March 24, 2006
S954068	1	16	Gough	March 24, 1987	March 24, 2006
S954069	1	16	Gough	March 24, 1987	March 24, 2006
S954070	1	16	Gough	March 24, 1987	March 24, 2006
S954071	1	16	Gough	March 24, 1987	March 24, 2007
S954072	1	16	Gough	March 24, 1987	March 24, 2007
S954073	1	16	Gough	March 24, 1987	March 24, 2006
S1223075	10	160	Dunlop	May 22, 1998	May 22, 2006
S1229506	2	32	Dunlop	July 3, 1998	July 3, 2006
S1024194	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024181	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024182	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024183	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024190	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024191	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024200	1	16	Shibananing	July 25, 1989	July 25, 2006
S1116166	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116167	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116168	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116169	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116170	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116171	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116172	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116173	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116174	1	16	Dunlop	July 25, 1989	July 25, 2006
S1116175	1	16	Dunlop	July 25, 1989	July 25, 2006
S1116176	1	16	Dunlop	July 25, 1989	July 25, 2006
S1116177	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116178	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116179	1	16	Dunlop	July 25, 1989	July 25, 2006
S1116180	1	16	Dunlop	July 25, 1989	July 25, 2008
S1116181	1	16	Dunlop	July 25, 1989	July 25, 2008
S1116182	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116183	1	16	Dunlop	July 25, 1989	July 25, 2008
S1116184	1	16	Dunlop	July 25, 1989	July 25, 2009
S1116185	1	16	Dunlop	July 25, 1989	July 25, 2008
S1116186	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116187	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116188	1	16	Dunlop	July 25, 1989	July 25, 2007

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1116189	1	16	Dunlop	July 25, 1989	July 25, 2006
S1116190	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116191	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116192	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116193	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116194	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116195	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116204	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116205	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116206	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116207	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116208	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116209	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116210	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116211	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116212	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116216	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116217	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116218	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116219	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116220	1	16	Dunlop	July 25, 1989	July 25, 2008
S1116221	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116222	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116223	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116224	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116225	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116226	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116227	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116228	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116229	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116230	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116231	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116232	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116233	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116234	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116235	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116236	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116237	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116238	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116241	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116242	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116249	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116250	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116254	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116255	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116256	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116257	1	16	Dunlop	July 25, 1989	July 25, 2009
S1116348	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116349	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116350	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116351	1	16	Dunlop	July 25, 1989	July 25, 2007

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1116352	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116353	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116354	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116355	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116356	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116357	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116361	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116362	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116258	1	16	Dunlop	August 4, 1989	August 4, 2009
S1116259	1	16	Dunlop	August 4, 1989	August 4, 2007
S1116260	1	16	Dunlop	August 4, 1989	August 4, 2007
S1116261	1	16	Dunlop	August 4, 1989	August 4, 2007
S1116262	1	16	Dunlop	August 4, 1989	August 4, 2007
S1116263	1	16	Dunlop	August 4, 1989	August 4, 2007
S1116373	1	16	Shakespeare	August 4, 1989	August 4, 2006
S1116374	1	16	Shakespeare	August 4, 1989	August 4, 2006
S1116375	1	16	Shakespeare	August 4, 1989	August 4, 2006
S1119135	1	16	Shibananing	August 4, 1989	August 4, 2006
S1119140	1	16	Shibananing	August 4, 1989	August 4, 2006
S1119141	1	16	Gough	August 4, 1989	August 4, 2007
S1119145	1	16	Gough	August 4, 1989	August 4, 2008
S1119146	1	16	Gough	August 4, 1989	August 4, 2007
S1119147	1	16	Gough	August 4, 1989	August 4, 2006
S1119148	1	16	Gough	August 4, 1989	August 4, 2007
S1119149	1	16	Gough	August 4, 1989	August 4, 2006
S1119150	1	16	Gough	August 4, 1989	August 4, 2006
S1119155	1	16	Gough	August 4, 1989	August 4, 2006
S1119164	1	16	Gough	August 4, 1989	August 4, 2007
S1119165	1	16	Gough	August 4, 1989	August 4, 2007
S1119166	1	16	Gough	August 4, 1989	August 4, 2007
S1119170	1	16	Gough	August 4, 1989	August 4, 2007
S1224120	4	64	Porter	December 14, 1998	December 14, 2008
S953445	1	16	Shibananing	March 24, 1987	March 24, 2006
S953448	1	16	Shibananing	March 24, 1987	March 24, 2006
S953449	1	16	Shibananing	March 24, 1987	March 24, 2006
S953444	1	16	Shibananing	March 24, 1987	March 24, 2007
S954011	1	16	Gough	March 24, 1987	March 24, 2006
S954064	1	16	Gough	March 24, 1987	March 24, 2006
S1229970	6	96	Dunlop	April 9, 1998	April 9, 2006
S1116202	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116203	1	16	Dunlop	July 25, 1989	July 25, 2007
S1024184	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024185	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024186	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024187	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024188	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024189	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024192	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024193	1	16	Shibananing	July 25, 1989	July 25, 2005
S1024195	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024196	1	16	Shibananing	July 25, 1989	July 25, 2006

Claim Numbers	Units	Size (ha)	Township	Recording Date	Due Date (1)
S1024197	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024198	1	16	Shibananing	July 25, 1989	July 25, 2009
S1024199	1	16	Shibananing	July 25, 1989	July 25, 2006
S1024201	1	16	Shibananing	July 25, 1989	July 25, 2006
S1116200	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116201	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116239	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116240	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116243	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116244	1	16	Dunlop	July 25, 1989	July 25, 2009
S1116245	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116246	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116247	1	16	Dunlop	July 25, 1989	July 25, 2009
S1116248	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116251	1	16	Dunlop	July 25, 1989	July 25, 2009
S1116252	1	16	Dunlop	July 25, 1989	July 25, 2007
S1116253	1	16	Dunlop	July 25, 1989	July 25, 2007
S1119136	1	16	Shibananing	August 4, 1989	August 4, 2006
S1119138	1	16	Shibananing	August 4, 1989	August 4, 2007
S1119139	1	16	Shibananing	August 4, 1989	August 4, 2006
S1119143	1	16	Gough	August 4, 1989	August 4, 2007
S1119144	1	16	Gough	August 4, 1989	August 4, 2007
S1119185	1	16	Shibananing	August 4, 1989	August 4, 2006
S1119186	1	16	Shibananing	August 4, 1989	August 4, 2006
S1119187	1	16	Shibananing	August 4, 1989	August 4, 2006
S1119191	1	16	Shibananing	August 4, 1989	August 4, 2006
S1119137	1	16	Shibananing	August 4, 1989	August 4, 2006
S1119142	1	16	Gough	August 4, 1989	August 4, 2008
S1246434	6	96	Dunlop	October 30, 2000	October 30, 2006
S1191269	2	32	Gough	October 30, 2000	October 30, 2006
S1246188	12	192	Gough	October 30, 2000	October 30, 2006
S1240237	7	112	Shibananing	October 30, 2000	October 30, 2008
S1244326	1	16	Shibananing	October 30, 2000	October 30, 2008
S1246494	8	128	Dunlop	November 8, 2000	November 8, 2006
S1246496	2	32	Dunlop	November 8, 2000	November 8, 2006
S1246515	5	80	Shibananing	November 8, 2000	November 8, 2008
S1246190	4	64	Shibananing	October 30, 2000	October 30, 2008
S1246189	15	240	Dunlop	October 30, 2000	October 30, 2006
S1221504	15	240	Dunlop	August 10, 2001	August 10, 2006
S1221505	4	64	Shibananing	August 10, 2001	August 10, 2006
S1221506	10	160	Shibananing	August 10, 2001	August 10, 2006
S1221507	11	176	Shibananing	August 10, 2001	August 10, 2008
S1229998	12	192	Gough	October 30, 1998	October 30, 2005
S1229999	16	256	Shakespeare	October 30, 1998	October 30, 2005
S1230000	13	208	Shakespeare	October 30, 1998	October 30, 2005

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

1986: As part of a regional examination of 'Nipissing' rocks in the Sudbury area, BP Resources Canada Ltd. completed reconnaissance sampling in Shakespeare Township.  Five samples returned values of >1 g/t combined Pt+Pd in the area they subsequently named the A-Zone of the Agnew Lake Intrusion.

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

1990: BP Resources Canada Ltd. established grids on the margins of the complex in the areas they named the B-, B2- (Brunne Option), C- and D-Zones. A two man geological team conducted prospecting in these areas as well as along four widely spaced traverse lines through the central parts of the complex.  A total of 923 surface samples were obtained, of which 144 returned combined Pt+Pd values >1 g/t.  The most significant results are summarized in Table 6.  BP Resources Canada Ltd. completed 28 diamond drill holes totalling 4801m on the B-, B2-, C- and D-Zones.  Significant results are summarized in Table 6.

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

Table 6. Selected results from drill core samples, BP Resources Canada Ltd., 1990.

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

The Agnew Lake Intrusion is exposed as a crudely elliptical body measuring roughly 10 km by 6 km, with its long axis trending about 110o.  The complex is hosted by sulphur-poor granitic rocks of the Ramsey-Algoma Granitoid suite, and the intrusion is overlain by Matinenda Formation conglomerate, which forms part of the lower sedimentary sequences in the Huronian Supergroup.  Post-emplacement faulting and late emplacement of mafic dykes and/or sills generally obscure the contact relations at the base and along the exposed contact of the complex.  In a few locations, mainly along the northern contact, quenching of the Agnew magmas is evidenced by occasional exposures of highly altered and chilled marginal gabbros.  Some degree of at least localized partial melting of the country rocks is evident with the rare occurrence of net-textured granitic veins within the chilled marginal rocks.  At localities where the upper contact of the intrusion is exposed there is no evidence of melting or metamorphic effects within the overlying Matinenda Formation.

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

In 2000, PFN entered into an option on the Agnew Lake property with PTM and following the subsequent option with Kaymin Resources Limited, staked several new claims in order to cover areas that might include favourable rocks of the ALI.  Since 2000, five phases of surface exploration, and three phases of diamond drilling have been completed on the property.

PFN Phase 1 Surface Exploration

The Phase 1 work program was completed on the Agnew Lake property between July 15th and December 30th, 2000.  This initial program was aimed at confirming previously reported PGE-Cu-Ni values, data interpretation, and report writing.  Fieldwork included the establishment of detailed and regional exploration grids, regional prospecting and sampling, stripping and cleaning of selected outcrop areas, detailed sampling of cleared areas, and IP / Mag surveys.

More than 400 surface samples were collected during the exploration program.  Regional prospecting confirmed the presence of anomalous PGE mineralization in areas previously defined by BP Resources and New Millennium.  The highest value from surface sampling was 5.61 g/t 3E (B-Zone).  13 samples assayed >1 g/t 3E (Table 7).

More than 80% of the work during the Phase 1 surface program concentrated on the A-, B-, B2-, and C-Zones, with the balance of the work directed towards regional prospecting over the ALI, including the D-Zone and the Mong Lake Area. 116km of grid were established:  30km in the A-Zone, 33km in the C-Zone, and 53km in the B-Zone.  Mechanical stripping was completed during fall 2000.  Two areas in the A-Zone, totalling 0.24 hectares, were chosen as test areas for detailed mapping and sampling in order to determine the geological setting of high PGE concentrations from initial grab samples.

Approximately 10km of IP / Mag surveys were conducted in the fall of 2000 along selected areas of the ALI.  The surveys were completed over the A-Zone, B-Zone, and C-Zone grids, representing approximately 25% of the prospective contact.  Several areas with substantial chargeability values were delineated and some of the higher priority anomalies were ground truthed.  However, to date many of the IP chargeability targets have not been reviewed or prospected.

Table 7.  Selected surface-sample assays (PFN Phase 1 Surface, 2000).

Location	Sample	Rock Name	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	Ni(ppm)	Cu(ppm)
A-Zone Grid	CF-00-01	melagabbro/pyroxenite	1748	25	18	1791	41	424
A-Zone Grid	CF-00-03	melagabbro/pyroxenite	91	474	1045	1610	445	2690
A-Zone Grid	CF-00-16	melagabbro/pyroxenite	46	1187	1603	2836	126	170
A-Zone Grid	GM-00-03	gabbro/melagabbro	110	280	652	1042	417	3050
A-Zone Grid	GM-00-05	melagabbro/pyroxenite	110	341	603	1054	281	1370
B2-Zone	CF-00-29	melagabbro/pyroxenite	162	703	2593	3458	191	364
B2-Zone	CF-00-29A	melagabbro/pyroxenite	127	3010	2045	5182	66	440
B2-Zone	GM-00-48	melagabbro/pyroxenite	180	1804	3628	5612	79	692
B-Zone	CF-00-40	gabbro	42	184	1346	1572	416	451
B-Zone	GM-00-60	gabbro/leucogabbro	154	592	2310	3056	1120	4820
B-Zone	GM-00-67	gabbro	52	265	972	1289	356	2700
B-Zone	GM-00-68	gabbro	47	215	781	1043	212	1200
C-Zone	GM-00-95	melagabbro/pyroxenite	77	1942	375	2394	150	1090

PFN Phase 2 Surface Exploration

A Phase 2 surface exploration program was completed on the Property between June 1st and December 30th, 2001.  Most of the work completed during this phase focused on the contact region within the A- and B-Zones, as well as the C- and D-Zones, the Mong Lake, Bye, and O'Brien Areas.

A total of 2,639 grab samples were collected during regional sampling and submitted for assay.  An additional 17 km of exploration grid were added onto the previously established A-Grid.  IP / Mag surveys completed on the extension delineated several substantial chargeability anomalies. Six areas located within the A- and B-Zones were mapped and sampled in detail.  A total of 1,886 samples were collected from the six-stripped areas (Table 8).  Samples were collected on a 2.5m x 2.5m detailed grid using a cut-off saw.

Table 8.  Selected surface-sample assays (PFN Phase 2 Surface, 2001).

Sample	Rock Name	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	Ni(ppm)	Cu(ppm)
143659	GAB	10	369	889	1268	113	3
18498	LGAB	5	548	752	1305	70	23
18820	PYROX.	91	465	753	1309	85	284
LQ-01-06	LGAB	133	611	611	1355	164	2560
20013	LGAB-GAB	11	716	689	1416	102	120
143998	LGAB	18	822	583	1423	139	385
18677	PYROX.	10	1030	415	1455	90	6.3
143985	PYROX.	17	1078	383	1478	110	24
158679	PYROX.	54	943	501	1498	102	174
143991	PYROX.	5	835	666	1506	132	8
19971	GAB	308	952	332	1592	1630	7190
18912	MGAB	147	1308	257	1712	71	1335

tr=trace; nv=none visible

PFN Phase 1 Diamond Drilling

The Phase 1 diamond-drilling program on the ALI was completed in two stages, with holes AL-01 through to AL-10 drilled from November 20th to December 12th, 2001 and holes AL-11 to AL-21 drilled from February 2nd to March 20th, 2002.  Anomalous PGE sulphide mineralization of significant width and grade (>0.25 g/t 3E) was intersected in 20 of the 21 drill holes (Table 9).  A total of 3000 metres were completed in the areas of the A- and B-Zones.

Table 9.  Selected drill-core assays (PFN Phase 1 Drilling, 2001).

DDH	From (m)	To (m)	Int (m)	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	3E (g/t)
AL-01	12.85	14.50	1.65	4.4	163.3	238.3	406.1	0.41

AL-02	3.00	17.00	14.00	29.1	86.5	340.5	456.1	0.46
incl.	6.00	17.00	11.00	23.2	105.1	427.4	555.7	0.56

AL-03	27.00	30.35	3.35	18.0	8.3	188.0	214.3	0.21
And	39.00	40.00	1.00	46.5	171.0	291.5	509.0	0.51
And	41.00	42.50	1.50	41.7	269.3	289.0	600.0	0.60

AL-04	30.00	33.00	3.00	25.5	117.0	240.2	382.7	0.38
And	39.65	41.00	1.35	18.0	141.3	178.4	337.7	0.34

AL-05	57.00	62.50	5.50	2.5	95.5	233.3	331.4	0.33

AL-06	66.50	77.50	11.00	29.6	226.6	152.5	408.8	0.41
incl.	69.00	70.50	1.50	55.3	866.3	384.0	1305.7	1.31
incl.	69.00	77.50	8.50	36.6	245.1	180.5	462.2	0.46

AL-07	77.00	86.00	9.00	38.2	149.6	165.4	353.2	0.35
incl.	83.00	84.50	1.50	40.7	230.3	465.7	736.7	0.74

AL-08	103.00	103.50	0.50	6.0	877.0	149.0	1032.0	1.03
And	124.50	141.50	17.00	10.3	83.6	171.1	265.0	0.27
incl.	129.00	132.00	3.00	14.7	175.2	305.8	495.7	0.50

AL-09	93.00	96.00	3.00	5.5	146.8	212.3	364.7	0.36
And	118.50	127.50	9.00	22.4	144.3	157.7	324.4	0.32
And	132.50	136.00	3.50	42.9	250.0	212.4	505.3	0.51

AL-10	75.00	76.00	1.00	3.0	195.0	465.0	663.0	0.66
And	78.00	80.00	2.00	2.0	182.0	146.5	330.5	0.33
And	94.60	98.00	3.40	14.8	126.4	90.9	232.1	0.23

AL-11	23.00	36.00	13.00	18.9	165.3	164.7	348.9	0.35
incl.	31.50	36.00	4.50	50.0	338.0	225.0	613.0	0.61

AL-12	65.00	66.50	1.50	39.0	471.3	497.7	969.0	0.97

AL-13	68.00	70.00	2.00	58.5	686.0	1924.5	2669.0	2.67
incl.	69.00	70.00	1.00	115.0	1310.0	3760.0	5185.0	5.19
And	105.55	109.00	3.45	4.9	111.7	202.3	318.9	0.32

AL-14	81.00	82.25	1.25	0.0	242.0	514.0	756.0	0.76

AL-15	50.75	55.00	4.25	5.2	112.2	160.6	278.1	0.28
And	83.00	88.00	5.00	5.4	86.6	178.2	270.2	0.27

AL-16	44.00	49.00	5.00	6.0	114.6	308.0	428.6	0.43
And	110.00	117.50	7.50	5.5	153.0	408.5	567.0	0.57
incl.	111.50	115.00	3.50	8.0	250.9	741.9	1000.7	1.00

AL-17	101.00	135.60	34.60	22.8	171.1	110.2	304.1	0.30
incl.	111.00	115.00	4.00	69.3	777.5	371.3	1218.0	1.22
incl.	111.00	133.00	22.00	34.7	232.5	157.5	424.7	0.42
incl.	127.50	130.50	3.00	39.8	148.5	288.5	476.8	0.48

AL-18	112.00	120.00	8.00	1.8	223.4	87.1	312.3	0.31
incl.	117.00	120.00	3.00	3.7	540.0	186.5	730.2	0.73
incl.	117.00	121.00	4.00	2.8	430.1	150.0	582.9	0.58
And	134.00	141.45	7.45	15.3	182.1	324.9	522.3	0.52
incl.	136.50	141.45	4.95	21.4	200.1	284.7	506.2	0.51
And	149.00	151.00	2.00	29.5	342.0	1104.0	1475.5	1.48

AL-20	128.50	130.50	2.00	7.5	269.3	115.0	391.8	0.39
And	134.50	135.00	0.50	17.0	1070.0	460.0	1547.0	1.55
And	139.50	149.00	9.50	22.6	188.8	124.5	335.8	0.34
And	139.50	150.50	11.00	19.6	165.8	118.3	303.7	0.30
incl.	141.50	144.00	2.50	48.2	396.8	279.6	724.6	0.72
incl.	147.30	149.00	1.70	29.9	364.8	200.9	595.6	0.60
And	170.00	174.00	4.00	27.6	121.4	357.1	506.1	0.51

AL-21	109.50	113.70	4.20	5.3	195.3	93.9	294.5	0.29

PFN Phase 3 Surface Exploration

A third phase of surface exploration was completed between June 1st and December 31st, 2002.  Most of the sampling work focussed on the northern portion of the ALI and the Stony Lake area (Table 10). Eagle Mapping Services Ltd. completed a digital topography survey for the property that included colour orthophotos.

A grid line was cut for a geophysical gravity survey, which was surveyed for line station position and elevation.  JVX concluded that the maximum thickness of the ALI along the survey line varied from 1134 to 2089m. JVX Ltd conducted an IP survey on the ProAm Grid.  A total of 11 IP zones were identified, which led to the development of five exploration targets.  The highest priority target is T-5, which is located within the IP chargeability zone IP-7.

Table 10.  Selected surface-sample assays (PFN Phase 3 Surface, 2002).

Sample	Rock Name	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	Ni (ppm)	Cu (ppm)
19925	MGAB	34	977	2020	3031	179	1100
158619	GAB	185	677	2169	3031	517	2420
18532	GAB	65	384	2627	3076	1074	1227
143361	MGAB	91	835	2160	3086	154	258
143065	PYROX.	275	1580	1260	3115	91	560
18755	GAB	36	875	2280	3191	72	6.2
158561	PYROX.	28	2309	1032	3369	139	45
18353	GAB	104	420	3570	4094	853	2140
158568	PYROX.	195	3131	1629	4955	92	194
158630	GAB	518	1057	3498	5073	816	6304
158620	GAB	372	1498	3980	5850	879	5498
143997	MGAB	153	8332	3812	12297	2537	4441

tr=trace; nv=none visible

G. Mourre submitted an internal report on the geochemistry and petrography of the ALI in May, 2002.  This report detailed trace element changes through the intrusion and concluded early sulphide saturation was not reached within the system.

PFN Phase 2 Diamond Drilling

A Phase 2 diamond-drilling program was completed from August 14th to November 28th, 2002.  Nine holes (5105m) were drilled in three separate and geologically different locations within the ALI.  AL-22 was collared along the southeast margin of the ALI; AL-23 within the central portion.  Drill holes AL-24 through AL-30 were located along the northern contact (C-Zone).  These drill holes confirmed the presence of anomalous PGE mineralization.

AL-22 and AL-23 were drilled along a gravity line in order to test the depth of the basal contact.  Hole AL-22 was collared along the southwest margin of the ALI, a location corresponding to what was interpreted as the deepest portion of the intrusion and the approximate centre of the large regional gravity anomaly.  Hole AL-23 was collared approximately 2.5 km northwest of AL-22, at an area interpreted as a topographical depression within the footwall.  Neither hole AL-22 (2131.8m) or AL-23 (1570.5m) intersected the footwall contact or any significant mineralization (Table 11).

Crone Geophysics conducted a Borehole Pulse Time Domain Electromagnetic (PEM) survey on AL-22 and AL-23 in March 2003.  No discrete anomalous features were identified and the presence of any large conductive body within a 100-150m radius of either hole was concluded to be unlikely.

Table 11.  Selected drill-core assays (PFN Phase 2 Drilling, 2002).
DDH	From (m)	To (m)	Int (m)	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	3E (g/t)
AL-23	425	426	1.0	6	1550	10	1566	1.57
AL-23	733	734	1.0	62	263	778	1103	1.1
AL-23	1177	1178	1.0	58	260	859	1177	1.18
AL-24	147	149.55	2.25	15	451	1638	2105	2.11
AL-25	33	34	1.0	5	143	836	984	0.98
AL-27	49	50	1.0	676	10	11	697	0.7
AL-27	128	129	1.0	39	411	2110	2560	2.56
AL-27	164	165	1.0	22	169	902	1093	1.09
AL-28	46	50	4.0	12	164	273	449	0.45
AL-28	57.1	58	0.9	29	343	1270	1642	1.64
AL-29	215	216	1.0	11	124	539	674	0.67

PFN Phase 4 Surface Exploration

From June 5th to 8th, 2003, SPECTREM Air Ltd. conducted airborne electromagnetic and magnetic surveys over the Agnew Lake property and area.  A total of 1650km were surveyed, with six conductive zones recommended for ground follow up.  Zones 1 through to 4 are located outside of the property boundary.  Zone 1 belongs to a local prospector and zones 2 to 4 are located on URSA Major Resources Shakespeare Property.  Zones 5 and 6 are located on the Agnew Lake Property, in claims 1236176 and 1224120, respectively.

Minimum ground truthing of other anomalies generated by the SPECTREM survey was completed August 2003.   Many of the anomalies visited were generally covered in overburden and outcrops that did coincide with strong EM/Mag responses

69

did not explain the elevated signatures.Two days were spent traversing into the Zone 6 SPECTREM target for ground-truthing in the fall of 2003.  A total of 17 samples were taken (Table 12).The Zone 5 target area was interpreted to be of moderate priority and shallow depth - probably due to a very small sulphide body.  The Zone 6 target area was considered a high priority zone consisting of two anomalies, interpreted as a small massive sulphide body with significant pyrrhotite content.

SPECTREM Air's geophysical operator, John Bell, carried out detailed modelling and evaluation of targets within specific regions of the SPECTREM survey coverage.  One area located on the western edge of the intrusion, east of the north end of the A-Zone grid (Bell area) was identified to have a number of irregular features, which could imply mineralized zones.

Darin Wagner (PTM) visited the property at the end of October and his initial sampling led to the discovery of a narrow high-grade zone of Au-Ag mineralization located in close proximity to the Zone 6 EM conductor.  Grab samples from the area of the new "V showing" returned values up to 76.2 g/t Au and 206 g/t Ag.  The mineralization is associated with a sulphide-bearing quartz vein system located along the contact between a diabase dyke and argillaceous sediments 140 metres from the interpreted centre of the Zone 6 SPECTREM target.

Table 12.  SPECTRUM Zone 6 surface-sample assays (PFN Phase 3 Surface, 2003).

Sample	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	Ni (ppm)	Cu (ppm)
144801	1	14	13	28	21	31.8
144802	2	<10	4	6	19	43.5
144803	3	<10	2	5	30	234
144804	2	<10	2	4	31	102
144805	2	<10	4	6	15	57.4
144806	2	<10	3	5	20	187
144807	88	<10	1	89	3	925
144808	5	<10	6	11	24	79.3
144809	1	<10	3	4	17	107
144810	6	18	14	38	62	875
144811	7	<10	3	10	22	33
144812	10	<10	7	17	21	527
144813	6	<10	15	21	50	154
111901	33	<15	<10	33	641	18
111902	46	<15	12	58	205	101
111903	9	17	14	40	947	79

A total of 20km of line cutting was completed in November 2003 over the Zone 5 and Zone 6 SPECTREM targets (Bye and O'Brien grids). Geophysics was completed over the two grids December 2003 and January 2004.  Poor weather and late freeze-up prevented access to the Bye grid until January 2004.  Mag and TDEM surveys were subsequently completed over both grids.

PFN Phase 3 Diamond Drilling

996.5m of diamond drilling was completed in January and February 2004 on the O'Brien and Bye grids.  No significant precious metal zones were intersected despite strong sulphide mineralization within quartz veins, which were intercepted in both areas.   Strong pyrrhotite-chalcopyrite mineralization returned values up to 1.0% Cu, 0.03% Ni, 0.43% Zn, 4.3 g/t Ag and 60 ppb Au from individual drill core assays (generally 0.5 metre sample intervals).

Figure 8 - The Agnew Lake Property

PFN Phase 5 Surface Exploration

Activities for Phase 5 surface exploration at the Agnew Lake property commenced June 18th, 2004.  The bulk of the sampling and mapping work was completed by August 31th under the direction of I. Kelso, PFN. Line cutting at the Bye and Bell areas (16.5 km and 9 km, respectively) was completed during September and October; IP / Mag surveys were completed on both grids during October.

Figure 9.  Location of areas evaluated during Phase 5 Surface Exploration.

NORTH AREA
O'BRIEN AREA
UPPER OLIVINE
MIDDLE OLIVINE
BYE AREA
BELL AREA
WEST NG
LOWER OLIVINE
AGNEW
LAKE
URSA MAJOR MINERALS
Shakespeare Deposit
STONY LAKE AREA
MONG LAKE AREA
N
S
2
Kilometers

Bell Area

Based on their detailed structural interpretation of the ALI western contact, John Bell and Louis Polome (SPECTREM Air Ltd.) recommended the gap between the A- and B-Zone grids (Bell area) as a prospective target for sulphide mineralization.

Phase 5 mapping of the Bell area resulted in a significant northward adjustment of the ALI contact (up to 200m) and indicates the presence of significant offsetting (Camp 11 fault).  Due to a lack of outcropping in topographic hollows (40-50% of the area), establishing the location of the ALI contact continuously across the area is not possible.

Of 170 samples collected over the area, only 1 assayed above 1 g/t 3E.  Strong pyrite mineralization was noted in the marginal gabbronorite unit on the east side of the Bell area.  A showing of sulphide mineralization (1-2% pyrrhotite with trace chalcopyrite) was discovered in the northern portion of the area within marginal gabbronorite containing granitic remnants.  Samples from the showing assayed up to 815ppb 3E.  A group of anomalous samples around the south end of L4 lie within the north extremity of the A-zone and duplicate previous work by PFN.

A 9km grid was established over the area in early October; R.J. Meikle & Associates was contracted to conduct IP / Mag surveys.  The surveys were completed in late October, and as of December 15, the final interpretation has not been received by PFN.  However, the results and a preliminary interpretation indicate no significant zones of chargeability over the grid.

Bye Area

As part of the Phase 5 surface exploration program at the Agnew Lake property, the Bye area was re-evaluated for its PGE potential. The Bye area is located on the east side of the Agnew Lake property (Figure 9) where a shallow WSW-dipping (synclinal) body of Nippissing Gabbro (NG) intrudes Mississagi and Matienda Formation meta-sediments.  Despite their relatively small size, the NG intrusions have significant mineral potential as demonstrated by the Shakespeare Deposit, held by Ursa Major Minerals, which hosts an in-situ resource of 12 million tonnes of 0.35% nickel, 0.36% copper, 0.02% cobalt, 0.19 g/t gold, 0.34 g/t platinum and 0.38 g/t palladium.  The Shakespeare Deposit is located about 4km south of the Bye area.

The NG at the Bye area has historically been found to host two types of mineralization (Table 13):

i.

Au-Cu (pyrrhotite-arsenopyrite-chalcopyrite) basal contact mineralization, and

ii.

Pd-Pt-Au (chalcopyrite-pyrrhotite) magmatic sulphides within the body of the gabbro.

Table 13.   Bye area selected surface-sample assays (New Millennium Metals, 1999).

Sample	UTM-E	UTM-N	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	Ni (ppm)	Cu (ppm)
29211	436246	5137101	7474	31	24	7529	45	758
29319	436060	5137179	269	1187	4731	6187	255	1130
34371	436087	5137208	754	1278	4089	6121	523	4470
57793	436069	5137174	536	1271	3801	5608	34	59
29323	436038	5137141	470	1160	3603	5233	1140	6350
29322	436038	5137141	524	1038	3079	4641	1840	7340
57666	436377	5137433	4533	54	31	4618	44	728
57665	436377	5137433	4251	38	27	4316	48	363
57890	436377	5137433	3948	46	22	4016	24	39
57667	436086	5137218	336	631	2340	3307	28	687
29324	436038	5137141	239	573	2073	2885	607	3950
57794	436053	5137164	135	727	1907	2769	1950	9450
34370	436087	5137208	265	557	1840	2662	597	3320
34369	436093	5137200	192	426	1477	2095	17	41
34376	436054	5137139	141	345	1230	1716	156	680
57664	436377	5137433	1598	25	20	1643	27	109
29333	435787	5137092	182	284	1025	1491	623	2670
29210	436246	5137101	1354	6	11	1371	30	775
29332	435787	5137092	144	339	861	1344	700	2590
34018	435952	5136999	144	349	584	1077	792	2720
57935	436254	5137188	1001	28	16	1045	82	391

Table 14.  Bye area Phase 5 surface-samples assays.

Sample	UTM-E	UTM-N	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	Ni (ppm)	Cu (ppm)
IK-050	436108	5137441	713	1451	4558	6722	1200	>10000
IK-052	436093	5137431	481	1033	3007	4521	2440	8991.5
IK-049	436108	5137439	372	950	3031	4353	1440	6044.7
IK-114	436234	5137579	4206	<10	4	4210	42	796.2
IK-113	436234	5137579	3531	<10	3	3534	41	675.7
IK-051	436120	5137444	215	467	1602	2284	621	2787.7
IK-053	436272	5137403	1946	<10	11	1957	34	5455.7
IK-048	436108	5137439	127	293	761	1181	374	2560.2
IK-112	436234	5137579	793	<10	3	796	29	246
IK-055	436272	5137403	106	<10	14	120	193	214.4

Previous programs by Placer Dome and Rio Tinto have delimited the extent of low-grade Au mineralization to the east side of the gabbro. PGE potential was not a focus of either program. According to D. Wagner of PTM (formerly New Millennium) their 1999 drill program at Bye was completed on short notice and with inadequate preparation.  The technical report from that program indicates that although no significant sulphide body was intersected, the zone may remain open to the southwest (Figure 10).

Figure 10.  Cross section of the Bye Area (1:1).

After some limited surface work which confirmed previous results (Table 14), PFN contracted Ray Meikle & Assoc. to conduct an IP survey across the area.  Although the final interpretation has not yet been received, the results and preliminary interpretation indicate a number of IP anomalies across the exploration grid. Of importance to note is no part of the Bye Area was identified as a SPECTREM zone (2003 survey).  This would include sulphide pits (semi-massive pyrrhotite within altered gabbro) drilled by Rio Tinto, and the PGE showing drilled by New Millennium (2-3% chalcopyrite in gabbro).

Mong Lake Area

The Mong Lake area is located on the south-east margin of the ALI (Figure 9).  A limited amount of time was spent in there area filling in gaps of sample coverage and attempting to duplicate previous results.  Of 49 samples collected from the area, only 1 assayed above 1 g/t 3E (1.01 g/t).

A group of anomalous surface samples trending WNW for about 400m, in confluence with a strong IP-trend (2004 survey) at the west end of Mong Lake likely represents the best prospect along the south margin of the ALI.  The highest surface sample results are below 2 g/t 3E with a platinum-palladium ratio of 2. The Mong Lake area lies along 6km of ALI strike untested by drilling.  Drill testing at Mong Lake would serve to nullify the PGE potential of the ALI south margin.

North Area

All 167 samples collected from within the North Area assayed below 1 g/t 3E.  A clustering of anomalous values (previous and current work) on the west side of Agnew Lake extends for about 600m proximal to the ALI contact.  Phase 5 attempts to reproduce anomalous values obtained by BP Resources in this area (up to 3.1 g/t 3E) were not successful (maximum 759 3E from the same area).  The area lies on relatively high, flat ground and is populated by stands of mature birch and poplar.  Outcrop exposure is limited to 5-10%. The maximum surface-sample value returned from the North area east of Agnew Lake was 177ppb 3E.

O'Brien Area

The O'Brien area was briefly re-evaluated during Phase 5.  The focus was to reproduce Au surface sample results obtained in 2003 and to determine the extent of any Au mineralization at surface.  The anomalous values are obtained from an exposed gossan where a ~1m wide quartz vein is in contact with diabasic host-rock or dyke.  2 rounds of detailed rock sampling revealed the highest Au values are confined to a <1m x 1m portion of the gossan (Table 15).

The first 4 holes of the Phase 3 drill program (2004) - none of which intersected any significant Au zone - targeted this anomalous area.  All 4 holes would have presumably intersected the quartz vein at depth.  To the SW, the quartz vein disappears beneath overburden on surface, although at depth, the drilling may leave the zone in this direction.

Table 15.  O'Brien area Phase 5 surface-sample highlights.

Sample	UTM-E	UTM-N	Rock	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (ppb)	Ni (ppm)	Cu (ppm)
IK-078	437580	5139020	QV	40400	<10	64	40464	6	147.2
IK-045	437581	5139028	QV	34000	<10	75	34075	7	213.5
IK-079	437580	5139020	QV	29100	<10	30	29130	5	370.1
IK-082	437580	5139020	QV	14100	<10	19	14119	6	178.6
IK-080	437580	5139020	QV	6417	<10	7	6424	5	102.9
IK-085	437578	5139020	QV	3328	<10	2	3330	8	2679.3
P5S-312	437585	5139017	DIABASE	3030	<10	5	3035	4	595.1
P5S-310	437580	5139017	QV	1680	<10	2	1682	5	71.2
P5S-313	437581	5139017	QV	703	<10	1	704	5	87.8
IK-086	437578	5139020	QV	127	<10	<1	127	10	1338.1

In order to trace any extent of Au mineralization SW along strike of the quartz vein (240o), a small grid of soil sampling was conducted (three 70m lines spaced 10m apart, with 10m stations).  The results indicate the Au values do not extend along strike (at surface).

Olivine Gabbronorite Zones

Three zones of olivine gabbronorite within the ALI were evaluated for the potential to host stratabound PGE-mineralization.  The zones (Lower, Middle, and Upper Olivine) were mapped to ascertain their locations and extent, which in the case of the Lower and Middle, were adjusted significantly.  The upper zone is the most easily accessed of the three, as much of it lies on the transmission-line clearing east of the D-Zone.

54 samples were collected from the Lower Olivine zone and 90 were collected from the Middle Olivine Zone.  All samples returned values less than 100 ppb 3E (average 13 ppb 3E).  No samples were collected from the Upper Olivine zone as it has been covered by previous PFN work (with similar results).

Stony Lake Area

The objective of work at the Stony Lake area was to ground truth results of the 2002 IP / Mag survey.  Of 386 samples collected over the area, 2 assayed above 1 g/t 3E (3.095 g/t and 2.067 g/t 3E).  In general little to no confluence was observed between IP trends and sampling results from this program.

The maximum values were obtained from an area just west of the 2002 grid, in a showing of purplish, altered gabbro adjacent to a mafic dyke, which is limited to an area of a few m2.  Trace, disseminated chalcopyrite was visible in a sample that assayed 3095ppb 3E.  The results were not easily duplicated:  1 of 10 rock samples collected from the alteration-showing assayed 2067ppb 3E, another 383 ppb 3E; the remaining 8 below 100ppb 3E. Samples collected from a similar alteration-showing 20m to the northeast returned a maximum value of 174ppb 3E.

In order to evaluate any possible extent to the zone, a small grid of soil sampling was completed over the area (10 lines spaced at 25m, with samples taken at 10m stations).  The grid was run parallel to the extrapolated contact of the dyke.  The results present some spikes proximal to the anomalous surface samples; however, these spikes (maximum 8ppb 3E) are less than 10 times laboratory detection limits and are therefore not statistically sound.

West Nippissing Gabbro

The West NG is located on the west side of Agnew Lake and may be the west extremity of the NG at the Bye area (Figure 9).  Sampling and mapping was conducted to determine if any mineralization (analogous to that at Bye) was present.  No mineralization was observed in the area.  Of 58 samples taken, 2 assayed above 100ppb 3E (maximum 160ppb 3E).

Recommendations

On the basis of work conducted during Phase 5, further work is recommended for the Bye and Mong Lake areas to evaluate PGE targets.  Recommendations are listed in order of priority:

1.

To test new IP targets and fully evaluate its PGE potential, 600m of drilling is recommended for the Bye area.  A zone of high-grade surface mineralization (up to 6.7 g/t 3E grab) remains open and untested to the SW of previous drill programs.  Within this untested area, the 2004 IP/Mag survey has identified anomalies (2 strong and 1 moderate) that are attributable to sulphide mineralization.

Drilling recommendations for the Bye area (see Figure 11, below).

DDH	Az.	Dip	Length (m)	Target Description
A	0	-90	200	Moderate IP; limited outcrop; test possible depth extent of PGE-min to east.
B	90	-60	150	Strong IP; untested by drilling (~150m n-s, open to west); test possible depth extent of PGE-min to east.
C	225	-60	100	Strong IP; ~200x200m zone untested by drilling; test possible depth extent of PGE-min to west.
D	225	-60	75	Strong IP; test gabbro limb.
E			75	Strong IP.

While the Bye area is fully accessible year round, any drilling at the Mong Lake area must be completed during the winter, as the drill rig would be moved in across Mong Lake after freeze-up.

Figure 11: Proposed drill holes - 2005 Bye Area

2.

To test a 2004 IP target and verify/nullify the PGE potential of the ALI south contact, 200m of drilling is recommended for the Mong Lake area.  The south contact of the ALI (approximately 6km long) remains untested by drilling.  Along this area, the confluence of anomalous surface samples (up to 1988 ppb 3E) and an IP anomaly that could be attributed to a concentration of sulphides represents the best target for drilling.

Drilling recommendations for the Mong Lake area

DDH	Az.	Dip	Length (m)	Target Description
A	180	-45	100	Collar north of IP-1; test IP target and anomalous surface mineralization.
B	180	-45	100	Collar north of IP-1; test IP target and anomalous surface mineralization.

Sampling Method and Approach

During the PFN exploration programs three different varieties of samples were collected throughout the Agnew Lake Property. They are prospecting samples, channel samples and lithogeochemical samples. The following summarized the general characteristic of the three sampling programs.

Regional Prospecting: A regional sampling program was implemented in order to test as much of the Agnew Lake Intrusion as possible for PGM and other mineralization.  Grab samples were collected irrespective of geology, rock type, sulphide content, mineralogy, composition or location.  During traversing 1 kg 'grab samples' were collected every 25-50m, provided that there was adequate exposure.

Channel Samples: A total of 1886 samples were collected from the six stripped areas on the Agnew Lake property (BZ1, BZ2, BZ3, BZ4, AZ3 and AZ4).  Sample descriptions and assay results are available from PFN. Samples were taken on a 2.5 m x 2.5 m detailed grid and samples were collected using a cut-off saw (referred to as channel-grab samples).  Eachchannel-grab sample consisted of approximated 1-1.5 kg of material excluding the small representative sample that is kept and stored for possible future analysis.

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

Sampling Method and Approach - Core Samples

Core samples from drilling were generally taken continuously from the top to the bottom of the hole, with widths varying from 0.50 m to 3.00 m.  The sampling intervals were determined based on geology and sulphide content.  Longer samples (1.0-1.5 m) were taken from non-mineralized or weakly mineralized sections.  Core recovery from the Agnew Lake diamond drill programs was excellent.

A contract geologist rough logged drill core in the field, and boxes were hay wired shut and transported to the designated loading point. Core boxes were then hand transferred by an experienced field person into a 1 ton, four-wheel drive truck and driven to the core shack on Fielding Road in Lively, Ontario.

Once at the warehouse, the core was cut in half using table mounted, wet diamond blade rock saws, with custom made stainless steel core trays to ensure an even split. The saw blades were cleaned and sharpened with a dry brick after every box cut.  The project geologist then logged holes and all data was entered into an MS Access database.

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

Figure 12 - Lac Des Iles Project

Shelby Contact
Zone
Granitic and Metasedimentary
Gneiss
Demars
South Legris
Shelby Lake
Vande
Zone
Lac Des Iles River
Stinger Zone
Shelby Lake Batholith - Gabbro/Pyroxenite Phase
Towle Lake Intrusion
Powder Hill
Zone
Wakinoo
Wakinoo
Wakinoo Lk
Zone
0
3.0 Km

Lac des Iles Project

PTM:TSX

Platinum Group Metals Ltd.

Lac Des Iles Project, Thunder Bay Area, Ontario

The Company's Lac Des Iles Pt-Pd Project currently consists of the Shelby Lake, Lac Des Iles River, South Legris, Wakinoo and Dog River Properties.  During Fiscal 2004, the Company significantly reduced its land holdings in the Lac des Iles District in response to exploration results and depressed palladium prices and no exploration work was conducted. At the present time, only the Shelby Lake, Lac des Iles River and South Legris Properties are considered material to the Company's efforts and reported on below.

The Lac Des Iles Project contains no known body of commercial ore.  All exploration programs conducted by the Company to date have been exploratory in nature.

Information italicized below has been excerpted from a Report dated January 13, 2004 entitled "Technical Report on the Lac Des Iles Pt-Pd Project - Lac Des Iles River, Shelby Lake and South Legris Properties" by Darin Wagner, M. Sc., P. Geo.

Location, Description and Acquisition

Shelby Lake Property

On June 28, 2000, a Letter of Intent was entered into between the Company and New Claymore Resources Ltd. ("New Claymore") with respect to the Shelby Lake Property.  The terms of the Letter of Intent were subsequently formalized in an Option Agreement (the "Shelby Lake Agreement") executed between the Company as the optionee and New Claymore as the optionor effective July 26, 2000.  Pursuant to the terms of the Shelby Lake Agreement, the Company was granted the sole and exclusive right and option to acquire up to a 60% interest in and to the Shelby Lake Property.  The Shelby Lake Property is comprised of 10 contiguous claim blocks encompassing 2,160 hectares (5,333 acres) located approximately 75 km north-northeast of Thunder Bay, Ontario and 18 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine.  See Figure 12.

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

(c)

Exploration expenditures totaling $500,000 over a four-year period as follows:

(i)

$20,000 by August 31, 2000; (completed); and

(ii)

$480,000 within four years of the Shelby Lake Agreement (June 28, 2005) (completed).

Within 30 months of completing its 50% earn-in, the Company may earn an additional 10% interest, for a total of 60% interest, in and to the Shelby Lake Property by expending a further $500,000.  The Company may also elect to stop at 50% in which case both parties will contribute to the project equally. On April 10, 2004 the Company advised New Claymore that it had exercised its option to halt at 50% earned interest in the project and hence any future exploration will proceed as a 50/50 joint venture between the Company and New Claymore with the Company as operator.

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

The Shelby Lake Property adjoins the Company's Lac Des Iles River and South Legris Properties and forms part of the Company's Lac Des Iles Project. Claim details for the Shelby Lake Property are summarized in the table below. The Shelby Lake Property has not been legally surveyed and no work permits have been required for the work completed to date.

Shelby Lake Property Claim Information

Claim Number	# of units	Approx. Area Hectares	Approx.Area Acres	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1220855	4	64	158	Shelby Lake	December 10, 1999	December 10, 2005
TB-1220857	10	160	395	Shelby Lake	December 10, 1999	December 10, 2005
TB-1220858	12	192	474	Shelby Lake	December 10, 1999	December 10, 2005
TB-1220859	15	240	593	Shelby Lake	December 10, 1999	December 10, 2005

TB-1220860	15	240	593	Shelby Lake	December 10, 1999	December 10, 2005
TB-1220862	16	256	632	Shelby Lake	December 10, 1999	December 10, 2005
TB-1220863	16	256	632	Shelby Lake	December 10, 1999	December 10, 2005
TB-1220864	16	256	632	Shelby Lake	December 10, 1999	December 10, 2005
TB-1220866	15	240	593	Shelby Lake	December 10, 1999	December 10, 2005
TB-1220867	16	256	632	Shelby Lake	December 10, 1999	December 10, 2005
Totals	135	2,160	5,333

Lac Des Iles River Property

On May 5, 2000, the Company entered into an option agreement with Maple Minerals Inc. and East West Resources Corp. to acquire up to an undivided 60% interest in the Lac Des Iles River Property.  Maples Minerals Inc. and East West Resources Corp. each hold an undivided 50% interest in the property.  The Lac Des Iles River Property is comprised of 14 contiguous claim blocks encompassing an area of 2,544 hectares (6,281 acres) located approximately 80 km north-northeast of Thunder Bay, Ontario and 20 km southwest of North American Palladium's Lac Des Iles Pd-Pt Mine.  See Figure 12.

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

(i)

$20,000 by October 31, 2000; (completed)

(ii)

$80,000 by the first anniversary of signing; (completed) and

(iii)

$900,000 within five years of signing ($548,316 of which has been incurred to August 31, 2004).

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

The Lac Des Iles River Property adjoins the Company's Wakinoo and Shelby Lake Properties and forms part of the Company's Lac Des Iles Project.  Claim details for the Lac Des Iles River Property are summarized in the table below.  The property has not been legally surveyed.  No work permits have been required for the work completed to date on the property.

Lac Des Iles River Property Claim Information
Claim Number	# of units	Approx. Area Hectares	Approx. Area Acres	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1172976	4	64	158	Shelby Lake	March 13, 2000	March 13, 2006
TB-1172991	12	192	474	Shelby Lake	March 13, 2000	March 13, 2006
TB-1172993	12	240	474	Shelby Lake	March 13, 2000	March 13, 2006
TB-1172995	16	256	632	Shelby Lake	March 13, 2000	March 13, 2006
TB-1172998	12	192	474	Shelby Lake	March 6, 2000	March 6, 2006
TB-1172999	6	96	237	Shelby Lake	March 6, 2000	March 6, 2006
TB-1173000	4	64	158	Shelby Lake	March 13, 2000	March 13, 2006
TB-1220808	16	256	632	Shelby Lake	March 6, 2000	March 6, 2006
TB-1220810	16	256	632	Shelby Lake	March 6, 2000	March 6, 2006
TB-1220833	16	256	632	Shelby Lake	March 6, 2000	March 6, 2006
TB-1220838	16	256	632	Shelby Lake	March 6, 2000	March 6, 2006
TB-1227514	9	144	356	Shelby Lake	March 28, 2000	March 28, 2006
TB-1240355	8	128	316	Shelby Lake	March 13, 2000	March 13, 2006
TB-1240518	12	192	474	Orbit Lake	March 20, 2000	March 20, 2006
Totals	159	2,544	6,281

South Legris Property

Pursuant to an option agreement dated April 10, 2000 and amended October 31, 2000 (the "South Legris Agreement") between the Company as the optionee and Canadian Golden Dragon Resources Ltd. ("CGD") as the optionor, the Company was granted an option to acquire up to a 60% undivided interest in and to 10 contiguous claim blocks covering a total of approximately 2,160 hectares (5,333 acres) (the "South Legris Property").  The South Legris Property is located approximately 75 km north-northeast of Thunder Bay, Ontario and 11 km south of North American Palladium's Lac Des Iles Pd-Pt Mine.  See Figure 12.  The South Legris Property adjoins the Shelby Lake and forms part of the Lac Des Iles Project.

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

(iv)

$ 5,000 within 12 months of signing (April 10, 2001); (paid)

(v)

$ 5,000 within 24 months of the signing (April 10, 2002); (paid)

(i)

$ 5,000 within 36 months of the signing (April 10, 2003); (paid)

(ii)

$ 5,000 within 48 months of the signing (April 10, 2004); (paid) and

(iii)

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

$1,000,000 within 60 months of signing.

Within three years of completing its 50% earn-in, the Company may earn a further 10% interest, for a total of 60% interest, by completing a feasibility study to the standards required by the Exchange.

A portion of the South Legris Property, specifically claims 1239923 and 3003317, are the subject of an underlying agreement, dated April 7, 2000, between Canadian Golden Dragon Resources Ltd. and Ken Fenwick, Don Leishman and Ron Tweedie (collectively the "underlying vendors") of Thunder Bay, Ontario. Under the terms of the Underlying Agreement CGD can earn a 100% interest in the two claims by making cash payments totaling $50,000 and issuing 100,000 common shares to the underlying vendors as indicated below. As per the terms of the South Legris Agreement the Company is responsible for making all payments to the underlying vendors up to the time it earns an interest in the property, after which point payments are to be made by both parties according to their interest in the property.

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

(vi)

$20,000 48 months from the approval date (April 7, 2004). (completed)

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

The following is a summary of the claims currently comprising South Legris Property. The South Legris Property has not been surveyed and no work permits have been required for the work completed on the property to date.

South Legris Property Claim Information

Claim Number	# of units	Approx. Area (Hectares)	Approx. Area (Acres)	Township or Mining District	Original Recording Date	Assessment Work Due Date
TB-1172977	4	64	158	Shelby Lake	March 6, 2000	March 6, 2006
TB-1172982	16	256	632	Shelby Lake	March 6, 2000	March 6, 2006
TB-1172983	16	256	632	Shelby Lake	March 6, 2000	March 6, 2006
TB-1172984	15	240	593	Shelby Lake	March 6, 2000	March 6, 2006

TB-1172985	16	256	632	Shelby Lake	March 6, 2000	March 6, 2006
TB-1172986	16	256	632	Shelby Lake	March 6, 2000	March 6, 2006
TB-1172989	12	192	474	Shelby Lake	March 6, 2000	March 6, 2007
TB-1172990	16	256	632	Shelby Lake	March 6, 2000	March 6, 2006
TB-3003317	8	128	316	Shelby Lake	May 9, 2003	May 9, 2006
TB-1239923	16	256	632	Whitefin Lake	January 5, 2000	January 5, 2006
Totals	135	2,160	5,333

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

The Project area is typically heavily forested with mixed jackpine and poplar forests predominating. Alder and willow are common in and around swampy areas and the numerous small lakes on the property. Roughly 40% of the Project area has been logged off in the last 10-15 years. Second growth stands of jackpine are extremely dense and make for difficult working conditions. Recent clear cutting activities have created greatly improved access to the southern portion of the project area.

Access to the Project area is excellent. Thunder Bay serves as the regional supply center for this portion of Ontario with a population base in excess 125,000. From Thunder Bay the main access to the western portion of the property is reached by driving 95 km west along the Trans-Canada Highway (Hwy 17) to the Dog River Forest Access Road, an all-weather main haul logging and fire access road. The Dog River Road passes along the western edge of the project area.

Located 4.2 km north of the Dog River Road/Hwy 17 turnoff is a major Y-shaped intersection that marks the turnoff for the Shelby Lake Road. The Shelby Lake Road, and Orbit Lake road that turns off the Shelby Lake Road to the south at approximately the 15 km mark, are recently constructed main haul roads that provide excellent access to the Lac Des Iles River, Wakinoo properties and western portion of the Shelby Lake Property. The eastern portion of the Shelby Lake Property and the South Legris Property are most easily accessed via a separate and unconnected series of logging roads, which turns west off regional highway 527, 85 km north of Thunder Bay.

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

Pt-Pd-Au mineralization is known from at least 10 of the 13 members of the Lac Des Iles Suite. The most significant concentration identified to date is the Lac Des Iles Mine, which is owned and operated by North American Palladium. Published reports indicate that the mine hosts a measured and indicated resource of 49.9 mT grading 2.15 g/T  Pt+Pd+Au and an additional inferred resource of 110 mT grading 1.77 g/t 3E. The Lac Des Iles Deposit is hosted by a large-scale gabbro to gabbro-norite breccia phase of the Mine Complex Intrusion along the eastern margin of the Lac Des Iles Ring Complex. Mineralization occurs in the form of sparsely disseminated chalcopyrite and pyrrhotite typically hosted by the varitextured gabbro matrix to the breccia zone. A high-grade margin to the deposit is hosted by a strongly altered and deformed, but narrow (7-15 metre wide) pyroxenite unit.

The Shelby Lake and Towle Lake Intrusive Complexes are relatively narrow, elongate gabbro-dominated intrusions, which occur along the eastern and southern margins of the Lac Des Iles district, respectively. Both intrusions appear to have been intruded along pre-existing zones of structural weakness and exhibit marginal breccia zones and multiple intrusive events. These two intrusions underlay the three properties, which are the focus of this report and host most of the known PGE mineralized occurrences within the Company's holdings.

Lac Des Iles-type Deposits

PGE mineralization at Lac Des Iles is hosted by a large breccia zone developed within the marginal phase of the Mine Complex, a 2.5 x 1.5 km gabbroic intrusion which is part of the Lac Des Iles Suite of Intrusions. Mineralization occurs mainly in the form of sparsely disseminated chalcopyrite and pyrrhotite within varitextured gabbro/gabbro-norite that comprises the matrix to the breccia. The breccia itself is matrix supported with fragments ranging is size from several cm to over 30 metres. The fragments are dominantly comprised of gabbroic lithologies with lesser pyroxenite and rare ultramafic and wall rock fragments. The breccia body covers over an area in excess of 600 x 150 metres. Along the eastern contact of the breccia zone is a narrow (7-15 metre wide) band of pyroxenite, which exhibits strong alteration and shearing. This pyroxenite zone hosts the highest-grade mineralization within the deposit and appears to have acted as a chemical/structural trap for mineralized fluids. There is evidence throughout the Lac Des Iles deposit of hydrothermal alteration in the form of chlorite, sericite and epidote, which were formed either during or after deposition of the PGE mineralization. The varitextured nature of the gabbro matrix also suggests a significant role for volatiles during deposit formation. In general, the Lac Des Iles deposit appears to possess aspects of both the Contact Breccia and Magmatic/Hydrothermal classes of deposits. There is no clear evidence to date for contamination or mixing (except possibly within the pyroxenite zone) playing a significant role in deposition of PGE's at Lac Des Iles. The other potential deposition mechanisms are pressure decrease and/or cooling of a PGE-bearing, volatile fluid phase, which could also be responsible for breccia development. Additional work on modeling this deposit is on-going. Important exploration criteria include evidence for volatile activity (varitextured/pegmatitic gabbro), breccia development, weak but pervasive alteration and low level sulphide mineralization.

Exploration and Mineralization on the Lac Des Iles Project

Since property acquisition began in early 2000 New Millennium Metals, Platinum Group Metals and the merged companies have conducted eight exploration programs covering portions of the three properties. These programs and the material results are summarized below.

Phase 1 - Prospecting and Mapping - Summer 2000

Between May and July of 2000 New Millennium employed between 4 and 10 geologists and prospectors to undertake first pass prospecting and reconnaissance geological mapping over roughly 85% of the Lac Des Iles Project holdings. The Phase 1 prospecting and mapping program resulted in the discovery of two significant PGE showings, the discovery of two zones of PGE mineralization hosted in boulders and the identification of four previously unmapped members of the Lac Des Iles Intrusive Suite.

Significant zones of PGE mineralization were discovered in outcrop at Powder Hill, on the Lac Des Iles River Property, and at Turtle Hill on the Shelby Lake Property. At Powder Hill 9 of 13 grab samples collected from an outcrop of chalcopyrite-mineralized leucogabbro breccia and varitextured gabbro returned values in excess of 1.0 g/T Pt+Pd+Au with a high of 1.81 g/T. The Powder Hill mineralization is hosted by the Towle Lake Intrusive Complex, which is marked by a prominent northeast-trending magnetic anomaly that extends for over 16 km across ground held by the company.

PGE mineralization was also discovered in outcrop at Turtle Hill on the Shelby Lake Property. Here weakly disseminated chalcopyrite and pyrite mineralization occurs in a leucogabbro contact-style breccia along the northern contact of the Shelby

Lake Intrusion. Values of up to 363 ppb Pt+Pd+Au were obtained from grab samples of the Turtle Hill breccia, which covers a minimum area of 55 x 15 metres.

In the northeast corner of the Lac Des Iles River Property a number of sulphide mineralized PGE-bearing boulders, known as the Stocker occurrence, were located during the Phase 1 program. Fourteen angular gabbro breccia and varitextured gabbro boulders sampled over an area of 20 x 50 metres returned values > 500 ppb Pt+Pd+Au. The mineralized boulders occur in a basal till horizon, range in size from 60 cm to over 1.5 metres and are very angular. Based on their mode of occurrence, angular nature and similarity to locally observed lithologies they are believed to be of local provenance.

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

Phase 3- Powder Hill and Stocker Geophysical Surveys - Winter 2000

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

The Powder Hill survey detected a moderately strong 600 x 200 metre chargeability anomaly located 100 to 300 metres south of the mineralized outcrop at Powder Hill with chargeability values ranging from 10 to 22 mV/Volt. A weaker anomaly, 8-10 mV/V, blankets the Powder Hill outcrop and extends for several hundred metres to the east and west beyond the limits of the survey area. The magnetic survey detected a very strong, northeast-trending magnetic high beneath cover immediately to the northeast of the Powder Hill outcrop and a second anomaly 300 metres south of Powder Hill. The southern magnetic anomaly correlates with the known trend of turbidite-hosted iron formation, but the northeastern anomaly could not be correlated with any known outcropping unit. Based on these results drill testing of the chargeability features was recommended (see below - Phase 1 Powder Hill Drilling).

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

Phase 4 Drilling - Powder Hill Drilling - Spring 2001

Between February 1 and March 12 of 2001 a 12-hole diamond-drilling program was carried out in the Powder Hill area. The purpose of this drill program was to test the known bedrock mineralization at Powder Hill and the chargeability anomalies detected by the Scott geophysical survey south of Powder Hill. In all 12 holes totaling 1,043 metres were completed in and around Powder Hill. The results of this program are described in more detail below.

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

This program led to the discovery of the PGE mineralized Stinger Zone. The Stinger Zone is located within the central portion of the Towle Lake Complex, 6.5-km northeast of Powder Hill. Initial grab sample results from the 2x3 metre discovery outcrop ranged from a low of 37 ppb Pt+Pd to a high of 7.47 g/T Pt+Pd+Au. In addition to the high-grade mineralization at the discovery showing, low level (35-75 ppb) Pt and Pd mineralization was detected in several intrusive phases for over one kilometer to the northeast and 300 metres to the southwest of the Stinger Zone within the Towle Lake Complex.

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

PGE mineralization within the Vande Zone is related to 1-5% disseminated pyrite and chalcopyrite, which is hosted by leucogabbro, mesogabbro and pyroxenite. There appears to be a direct relationship between the abundance of chalcopyrite and the grade of the PGE mineralization, although no statistical analysis has been conducted to confirm this observation. Initial grab samples from chalcopyrite-bearing sections of the Vande Zone collected along strike for 400 metres returned grades ranging between 55 and 1,238 ppb Pt+Pd+Au.

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

Stripping of the main trench exposed three bands of Pt-Pd mineralized leucogabbro, varying from 0.4 to 2.5 metres in thickness, cutting fine-grained pyroxenite over a 4 to 6.5 metre widths for 55 metres along strike. Disseminated sulphide mineralization is present throughout this interval and several channels were cut across the main trench outcrop. The results of this sampling (Table 16) are provided in the table below along with the channel locations relative to the discovery outcrop. Samples were collected from saw cut 5-7 cm wide, continuous channels across the strike of the mineralized units. Sample intervals varied as a function of variations in mineralization and lithology, but seldom exceeded one metre. The mineralized stratigraphy appears to dip at 60-65 degrees to the southeast. The majority of the channel samples were collected along a relative steep incline to the northeast such that sample intervals approximate true width within 5%.

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

Table 16: Stinger Channel Sample Results
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

Diamond Drilling - Lac Des Iles River, Shelby Lake and South Legris Properties

Phase 4 Work Program - Diamond Drilling - Powder Hill Zone - Lac Des Iles River Property

Between February 1 and March 12 of 2001 New Millennium Metals Corp. conducted a 12-hole, 1,043 metre diamond-drilling program in the Powder Hill area. The purpose of this drill program was to test the known bedrock mineralization at Powder Hill and the chargeability anomalies detected by the Scott geophysical survey south of Powder Hill.

Nine of the twelve holes drilled intersected stratiform Pt-Pd mineralization belonging to the Powder Hill Zone. The mineralized intercepts in holes PH 1, 2, 4 and 7-12 are shown Table 17, below. Hole PH-3 was drilled into footwall lithologies, overshooting the Powder Hill Zone by a matter of 2-3 metres. Holes PH 5 and 6 tested the previously mentioned chargeability anomaly south of Powder Hill. These holes intersected numerous cm-scale bands of disseminated to semi-massive pyrrhotite spread over a 20-25 metre interval in turbiditic sediments south of the southern contact of the Towle Lake Complex. These pyrrhotitic bands are interpreted to be the source of the IP anomaly.

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

Table 17: 2001 Drill Intercepts and Results - Powder Hill Zone

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

Phase 8 - Diamond Drilling - Vande Zone, South Legris Property - Fall 2001

Platinum Group Metals completed 1,492 metres of diamond drilling, in 6 holes, on the South Legris property, between August and November of 2001. Drilling was conducted to test the Vande Zone at shallow depths and to test additional geological and geophysical targets.

Drill holes SL-01 and -02 were drilled in section, from southeast to northwest at -45 degrees, beneath the discovery showing. Hole SL-01 intersected two narrow mineralized zones, as indicated in Table 18 below, separated by a 26.79 metre wide late gabbro dyke beneath the 50 metre-thick mineralized intercept reported from the discovery trench above. Hole SL-02 collared 55 metres southeast of hole SL-01 failed to intersect any more than weakly anomalous Pt+Pd+Au mineralization despite intercepting similar lithologies.

Drill hole SL-03 tested the mineralized section observed in trench 300E (see above). While failing to return the higher-grade mineralization observed in the trench, hole 03 did intersect two thick zones of lower grade Pt+Pd+Au mineralization (see table 14 below). As in hole SL-01 PGE mineralization is present in both gabbro breccia and leucogabbro units.

Drill hole SL-04 -06 failed to intersect anymore than weakly anomalous PGE mineralization outside one vein-related zone in hole 04. Hole SL-04 tested a distinct magnetic low cross-cutting the Towle Lake trend which appears to be related to a zone of late vertical faulting. A narrow quartz-tourmaline vein encountered in the lower portion of this hole contained strongly elevated Pd values (1110 ppb over 0.79 metres) but virtually no Au or Pt (1 and 3 ppb respectively). This suggests greater mobility of Pd in the post-magmatic environment than either Au or Pt.

Holes SL-05 and 06 were drilled to test a coincident magnetic and chargeability anomaly along line 1800W. The author has not examined these holes but available drill logs and assays indicate the holes encountered a thick section of gabbro breccia and leucogabbro, as in the discovery area, but only minor PGE mineralization (maximum intercept of 323 ppb Pt+Pd+Au over 1.2 metres at a depth of 137.75 metres in hole SL-05).

Following a re-evaluation of the available exploration data Platinum Group collared three additional diamond drill holes, totaling 489 metres, targeting geophysical anomalies in December of 2001. Drill hole SL-07 was collared 35 metres northeast of hole SL-03 and drilled back, toward the collar of hole 03, under trench 300E. A recent re-evaluation of the geology of this area by the author indicates that this hole was drilled at an angle of approximately 45 degrees to the strike of the Vande Zone in this area providing an oblique cut of the lower part of the zone. Hole SL-07 did intersect 1.45 metres grading 1.18 g/T Pt+Pd+Au within a broader package of weakly anomalous PGE values.

Drill hole SL-08 and SL-09 were collared near the northeastern end of the area covered by the geophysical survey. Based on a recent re-interpretation of the local geology by the author both holes, which targeted coincident magnetic and chargeability anomalies, appear to have been drilled downdip (to the southeast) and did not test the geophysical anomalies being targeted. Neither of the two holes intersected any more than very weakly anomalous PGE values and the majority of hole 09 appears to have been drilled through a diorite dyke.

Based on the drill results to date it is evident that there is an extensive zone of PGE mineralization hosted within the Towle Lake Complex on the South Legris Property. Drilling to date, however, has not been able to demonstrate the presence of PGM mineralization of economic grade/thickness. Given the extensive nature of the mineralized system in the Vande Zone area it is recommended that additional closely spaced (50-100 metre) diamond drilling be undertaken to test the Vande Zone both along strike and down dip to a depth of 300 metres. Additional drilling should target geophysical and geological targets along the Towle Lake trend including the anomalies that were not adequately tested by holes SL-08 and SL-09. Additional consideration should also be given to extending the available geophysical coverage to the northeast, along the Towle Lake trend to the property boundary.

Table 18: Significant Drill Hole Intercepts from Vande Zone 2001/2002 Drilling

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

Hole SH02-02 intersected granitic gneiss at a depth of 26.1 metres and remained in gneiss till the end of the hole (72.0 metres) which indicates that the granitic gneiss intersected in hole 01 was indeed part of the gneissic basement and not a large xenolith. Additional drill testing of geophysical anomalies along the contact is recommended.

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

Diamond drill holes ST02-01, 02, 04 and 05 were collared at 15N on lines 25E, 25W, 100E and 100W respectively. Hole ST02-03 was collared at 11W and 44S and hole ST02-06 at 6W, 30S - the location of both of these latter two holes in part determined by local topography. The Stinger Pt-Pd-Au-Cu-Ni Zone was intersected in holes 4, 5 and 6 (see Table 19 - below). Key intercepts included 19.2 metres grading 1.06 g/T Pt+Pd+Au in hole 04, 6.5 metres @1.28 g/T in hole 05 and 13.65 metres @ 1.48 g/T in hole 06. Each of the three wider intercepts contains a higher-grade interval at the upper leucogabbro/pyroxenite contact (2.6 metres @3.47 g/T Pt+Pd+Au in 04, 1.3 metres @ 5.48 g/T in 05 and 3.1 metres @ 4.92 g/T in hole 06).

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

Phase 10 - Diamond Drilling - Stinger and Vande Zones, Shelby Lake and South Legris Properties - Winter 2002

Between November 30 and December 31, 2002 a total of 9 drill holes totaling 1,782 metres (6 holes totaling 1,167 metres at Stinger (ST02-07 to 12) and 3 holes totaling 515 metres at Vande (SL02-10 to -12)) were collared to test the Stinger and Vande Zones within the Towle Lake Complex.

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

Table 19: 2002 Drill Results - Stinger Zone - Shelby Lake Property

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

In summary, the 2002 drill program at Stinger has demonstrated the presence of strongly anomalous to locally high-grade PGM-Cu-Ni mineralization along strike for 700 metres and dowdip to a vertical depth of 180 metres. The mineralized zone remains open to the west and down-dip. The mineralized zone is locally offset by late brittle-ductile faulting, which appears to be characterized by northwest directed dip-slip movement on the scale of metres to tens of metres. Late dyking has also locally disrupted the mineralized stratigraphy. Based on observations to date the mineralized sequence appears to strike 065 degrees and dip to the southeast at between 55 and 65 degrees such that the mineralized intercept reported in Table 19 above would appear to represent 5-9% over-estimates of the true thickness of the mineralized zone. In all cases half of the drill core from each hole has been preserved for future study and at the present time all pulps and rejects from the analyzed samples are stored with Accurassay in Thunder Bay, Ontario.

Diamond Drilling - Vande Zone, South Legris Property - Winter 2002

Between December 19th, 2002 and January 16th, 2003 three additional diamond drill holes, totaling 515 metres were collared, logged and submitted for assay from the Vande Zone area of the Towle Lake Intrusive Complex.

Drill hole SL02-10 was drilled along line 0E, 100 metres west of hole SL03 which returned two broad intercepts of low grade PGM mineralization (see above). The hole intersected what is believed to be a gabbro breccia zone, similar to that observed in hole SL03 over the upper 14.2 metres. Between 14.2 and 25.1 metres a feldspathic leucogabbro hosting trace to 2% disseminated pyrite + chalcopyrite was intersected. This interval is cut by a 0.8 metre wide mafic dyke and includes what appears to be a fragment of melanogabbro, which is 1.3 metres thick. The sulphide-bearing leucogabbro is underlain by a series of magnetite-bearing "ferrogabbro's", minor pyroxene gabbro and medium-grained mesocratic gabbros.

Results from Hole SL02-10 include a 13.7 metre section averaging 0.45 g/T Pt+Pd+Au and including 2.0 metres grading 1.94 g/T Pt+Pd+Au. The mineralized interval includes the lower part of the gabbro breccia unit and the upper part of the leucogabbro unit. The higher-grade mineralization is located within the upper portion of the leucogabbro where it is most strongly feldspathic.

Drill hole SL02-11 was drilled along line 300W and represents a 300-metre step out from hole SL02-10 and a 700-metre step-out to the west from the discovery area. This hole was drilled to test a weak IP chargeability anomaly at the western edge of the existing geophysical coverage. Results from Hole SL02-11 indicate only very weak PGM mineralization associated with a gabbro breccia zone in the lower half of the hole. A 10.3 metre section grading 0.31 g/T Pt+Pd+Au  (including 0.9 metres grading 1.77 g/T Pt+Pd+Au) was intersected. This mineralization is similar to that observed in Stinger hole ST02-08 in being very poor in sulphide and low in associated Cu and Ni values (90 ppm Cu and 418 ppm Ni associated with 0.9 metre higher-grade PGE interval noted above). It is also characterized by a much higher than normal Pd:Pt ratio (9.8:1) for the Vande Zone area. It appears as if Hole SL02-11 may have in fact been collared in the footwall to the Vande Zone indicating the presence of a late fault between holes -10 and -11.

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

In general the 2002 drilling in the vicinity of the Vande Zone has confirmed the presence of a crudely stratiform gabbro breccia unit which locally hosts PGM mineralization and a lower, somewhat variable, stratigraphy dominated by leucogabbro and cut through by later magnetite-bearing gabbro "dykes". A zone of higher grade PGM mineralization is at least locally present at the gabbro breccia/leucogabbro contact. This zone has lower Pd:Pt ratios than the mineralization in either the Powder Hill or Stinger areas.  The intrusive package strikes at 55 to 60 degrees and dips to the southeast at between 45 and 55 degrees.

Phase 11 - 2003 Fall/Winter Diamond Drilling - Stinger Zone, Powder Hill and Shelby Contact Zones and Towle Lake Regional Holes

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

Low level PGE mineralization was intersected over a 7.1 metre interval in Hole ST03-13 between 392 and 399.1 metres which represents a vertical depth of approximately 265 metres and a down dip extension of the Stinger Zone to approximately 160 metres once the effects of block faulting are removed. The mineralization occurs in the form of weakly disseminated chalcopyrite, pyrite and lesser pyrrhotite hosted by a fine-grained pyroxenite unit and resembles the mineralization in hole ST03-01. The Stinger leucogabbro, which hosts the bulk of the higher grade mineralization in the Stinger Zone area, is not present in hole 13. As in the other deeper  Stinger holes significant block faulting is observed and the mineralized intersection appears to be offset some 130 metres down hole from it's projected location based on the mineralized intercept in hole ST02-06 located along the same gird line.

Table 20 - Stinger Zone - Significant Intercepts - 2003 Drilling

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

Powder Hill Zone Drilling

As indicated above drill testing of the Powder Hill Zone in 2001 had indicated the presence of an open-ended stratabound PGE mineralized zone grading between 0.20 and 2.83 g/T PGE over a strike length of 600 metres in the Powder Hill area on the Lac des Iles River Property.  A decision was made to drill three wide spaced drill holes to test the northeastern extension of the Powder Hill Zone beneath a broad, overburden-covered plain.

As with the previous Powder Hill drilling all holes were collared at an angle of -45 degrees and directed grid north toward 325 degrees. Drill hole PH03-13 was collared 400 metres grid east of the eastern most hole drilled in 2001 (PH-11). Thirty-three metres of sandy overburden were encountered before the hole collared in before the hole collared in hornblende-biotite gabbro of the Towle Lake intrusion. The Powder Hill mesogabbro unit, which hosts the Powder Hill Zone near it's base, was intersected at a depth of 42.05 metres. The first significant sulphide mineralization within the Powder Hill Gabbro corresponds with the beginning of a zone of cm-scale xenoliths of pyroxenite and melanogabbro and with the first significant PGE values at a depth of 68.9 metres. 8.1 metres of mineralized, xenolith-bearing gabbro, averaging 0.33 g/T Pt+Pd+Au were intersected in hole PH03-13. As in previous drilling in the Powder Hill area the xenoliths within the mineralized sequence were barren; the PGE mineralization being confined to the medium to coarse-grained, slightly varitextured mesogabbro matrix. The PGE mineralization is related to 0.5 to 2.5% disseminated pyrite and chalcopyrite mineralization locally associated with minor epidote and magnetite. A narrow interval between two breccia fragments of slightly heavier than normal sulphide concentration (3.5%) returned 3.1 g/T combined Pt+Pd+Au - the highest assay to date from the Powder Hill area.

Table 21 - Powder Hill Zone -Significant Drill Intercepts - 2003 Drilling
Hole No	East	North	From	To	Intercept	Au	Pt	Pd	Au+Pt+Pd	Pd:Pt
			(m)	(m)	(m)	(ppb)	(ppb)	(ppb)	(g/t)
PH03-13	1400W	525S	68.9	77	8.1	11	65	256	0.33	3.94
		*including			0.3				3.1
PH03-14	800W	550S	56.5	61.15	4.65	44	106	456	0.61	4.30
		*including			`				2.00
TL03-01	0W	675S			0.4	24	344	1480	1.85	4.30
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

Hole TL03-01 was collared 800 metres grid east from hole PH03-14. Hole TL03-01 also passed through a thick sandy overburden cover (13 metres) before intersecting mafic tuff. The contact with the Towle Lake Intrusion was intersected at a depth of 46.5 metres. The Powder Hill Gabbro was intersected between 64.2 and 65.55 metres with the only significant sulphide mineralization at the base of this interval in a band of nearly massive magnetite. This 0.4 metre section returned 1.85 g/T Pt+Pd+Au and is correlated with the Powder Hill Zone due to it's presence at the base of the Powder Hill Gabbro. Only weakly elevated PGM values were encountered above this interval.

Towle Lake Series of Drill Holes - Regional stratigraphic drilling

Diamond drill holes TL03-01 to 06 were collared as the first phase of a regional stratigraphic drilling program designed to test the Towle Lake intrusion in the area between the Powder Hill and Stinger Zones - a distance six kilometres. As noted above hole TL03-01 intersected the northeastern extension of the Powder Hill Zone beneath overburden cover south of Towle Lake. Hole TL03-02 and -03 were drilled along the same section as hole TL03-01 in an effort to get a stratigraphic fence across the width of the Towle Lake Intrusion in the Towle Lake area. Hole TL03-01 terminated in an equigranular, non-magnetic, medium to fine-grained gabbro-diorite intrusive phase of uncertain affiliation. Holes TL03-02 and -03 both intersected the same lithology throughout their length (210 metres) with little variation and no significant sulphide mineralization in either hole.

TL03-05 was collared 1.25 km northeast of hole TL03-01 and was intended to test the Towle Lake contact, the Powder Hill and Stinger stratigraphy and a broad crackle breccia zone identified in surface mapping northwest of the collar. While the hole did intersect a thick gabbroic sequence it failed to intersect any significant mineralization.

Hole TL03-04 was collared 900 metres northeast of hole -05 along the Towle Lake intrusion. The hole was targeted on a prominent magnetic anomaly, similar to the one in the Stinger and Powder Hill areas, located along the Towle Lake trend. Hole -04, drilled to a depth of 246 metres intersected a strongly fractured and variably chlorite-potassium altered granodiorite intrusion throughout it's length and failed to intersect the Towle Lake Intrusion. No evidence of magnetism was detected within the granodiorite and it appears likely that the granodiorite is either a small plug or dyke dipping in the direction of the drill hole. Additional testing of the magnetic feature in this area is warranted.

Drill hole TL03-06, drilled 920 metres to the northeast was collared to test the strike extension of the Stinger Zone. The hole had to be placed south of a small unnamed lake and collared in tuffaceous sediments of the Lac des Iles greenstone belt. The Towle Lake intrusion was intersected at a depth of 273 metres. As with previous drilling in the Stinger area the border phase of the Towle Lake intrusion is a weakly feldspar porphyritic mesogabbro. However in hole 06 the stratigraphic sequence in the upper portion of the hole is considerably compressed. Only 5 metres of feldspar porphyritic gabbro was intersected prior to passing into Powder Hill Leucogabbro. Leucogabbro was intersected over a width of 12 metres, including a narrow (0.9 metre intercept of ferrogabbro) before the hole passed into pyroxenite and mesogabbro - Stinger stratigraphy. Weakly disseminated pyrite and chalcopyrite were observed in both the mesogabbro and pyroxenite over a width of approximately 20 meters before the marker anorthositic gabbro unit was intersected. The hole was terminated at a depth of 339 metres within a fine-grained pyroxenite unit.

Hole TL03-06 returned a strongly anomalous intercept of 3.4 metres grading 0.75 g/T Pt+Pd+Au centered around the mesogabbro/pyroxenite contact as in the core of the Stinger area. This hole thus extends the PGE mineralized Stinger stratigraphy to slightly over 1400 metres. Given the nature of this intercept additional drilling appears to be warranted along the Towle Lake trend in this area.

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

Effective February 2002 the Company institute a strict quality control and assurance program to cover all sampling conducted on it's projects. This program in outlined, and the results as they relate to the 2003 drilling and sampling program, are described in more detail below.

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

Samples collected by Platinum Group Metals prior to the February 2002 were submitted to ALS-Chemex's Thunder Bay preparation lab where initial preparation was completed. Prepared samples were then shipped by ALS-Chemex to their analytical facilities in Vancouver, British Columbia for analysis. The Vancouver facility is also ISO/IEC 17025 accredited with no apparent separate accreditation of PGM's. Based on the results of the 2002 Quality Control program and on-going evaluation of analytical facilities by the company and it's directors a decision was made to use ALS-Chemex for all analytical work during the 2003 season.

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

Samples sent to the Accurassay facilities in Thunder Bay underwent Lead Fire Assay. Prior to 2002 a 40 gram sample mass was used for analysis. As a result of an early review of the QAQC program initiated by the Company in 2002 it was determined that for higher grade materials (> 3 g/T Pt+Pd+Au) more accurate and reproducible results were achieved with a smaller sample size and at present, and for the majority of the 2002 sampling program, a 20.2 gram sample was used. Thus a 20.2 gram sample of -150 mesh material was weighed out and mixed with premixed basic flux (supplied by Anachemia Science Mines Assay Supply). Samples were then fused for 1.25 hours at 1800-2000 degrees F in batches of 24 samples plus lab duplicates, blanks and standards. Samples were then cupelled for 50 minutes at 1000 degrees C. The resultant precious metal beads are then digested using nitric/hydrochloric acid digestion and bulked up to 3 ml with a lanthanum water solution (1% lanthanum). For base metals aqua regia digestion was used and the samples bulked up to 10 ml with distilled, deionized water. Analysis was then done by Flame Atomic Absorption with detection limits of 5 ppb, 15 ppb and 10 ppb for Au, Pt and Pd respectively and 1 ppm for Ni and Cu.

XRAL utilized similar preparation techniques, lead fire assay, 30 gram splits, with an instrumental neutron activation finish to achieve detection limits of 1 ppb, 10 ppb and 1 ppb for Au, Pt and Pd. Ni and Cu results from XRAL were the result of ICP analysis, rather than fire assay and are thus anticipated to be somewhat less accurate.

Sample preparation procedures at ALS Chemex facilities consist of grinding and dry sieving to -80 mesh, riffling of a 200-300 gram sub-sample and pulverizing using a chrome-steel ring set to > 95% -150 mesh. Although times were not specified in the materials provided to Platinum Group by Chemex the basic preparation through the bead collection is believed to be similar to the process described above. Once the bead has been recovered it is digested for 30 minutes in dilute nitric acid. Hydrochloric acid is then added and the bead allowed to digest for an additional hour. The digested solution is then cooled, diluted to 5ml with demineralized water, homogenized and then analyzed for Au, Pt and Pd by inductively coupled plasma - atomic emission spectrometry (ICP-AES). Resulting detection limits are 2 ppb for Au and Pd and 5 ppb for Pt with upper limits of 10,000 ppb (or 10 g/T) for all three elements.

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

Beginning in February of 2002 the Company instituted a detailed QAQC program which involves insertion of a blind blank and duplicate samples one in every 20 samples and insertion of certified reference materials once in every 24 samples. Certified reference materials for Pt, Pd, Au and Cu were supplied by Canadian Resource Laboratories of Burnaby, British Columbia. These measures were taken in addition to the internal quality control procedures followed by the analytical facilities. As well the analytical facilities being used have been requested to not fire other companies' materials with samples from the PTM's projects. This to insure that each assay batch includes at least one blank, one duplicate sample and one reference standard.

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

Recommendations

Results to date have demonstrated the presence of extensive PGM mineralized systems within the Towle Lake and Shelby Lake Intrusions on the Lac Des Iles River, Shelby Lake and South Legris Properties. In the opinion of the author the properties are of sufficient merit to justify a minimum $300,000, drill program for the 2005 pending an improvement in palladium prices.  The recommended program is outlined below with a goal of extending and better defining the known zones of mineralization on the properties and expanding the search for additional zones of mineralization.

Phase 12 - Spring/Summer 2005 Exploration Proposal

Drilling Program - $300,000

Based on current rates 2000-2500 metres of drilling can likely be completed within the recommended budget. Given the immediately available drill targets it is recommended that the drilling be divided as follows:

Vande Zone - 800 metres - drilling to include 4 in-filling holes (100 metre centers, 150 metre holes) in the immediate vicinity of the Discovery Showing and mineralized intercept in hole SL02-10 and two holes to test the chargeability anomalies at the west end of the current geophysical survey which were adequately  tested by holes 08 and 09. Consideration should also be given to testing an chargeability feature to the northwest of hole SL08 which appears to occur along the southern flank of a moderate strength magnetic high in an area of extensive overburden. Additional testing of the low sulphide PGM mineralized zone intersected in hole SL02-11 should also be considered.

Powder Hill Zone - 600 metres - six 100-metre drill holes are recommended as in-fill drilling between the widely spaced drilling completed in 2003. The goal of these holes is to test the Powder Hill zone for increases in grade and thickness. It is recommended that the hole spacing east of the 2001 drilling be closed up to 200 metres out to hole TL03-01. This area is readily accessible and best accessed in the summer once water levels have receded. Winter drilling is not as recommended at the majority of water supply locales are shallow and likely to freeze completely during the winter months. Although not part of the proposed budget consideration should also be given to testing the Powder Hill stratigraphy to the southwest of the 2001 drilling and down-dip of the higher grade intercept in hole PH-08.

Stinger Zone and Extensions - 600 metres - Four drill holes are recommended to test the newly discovered southwestern extension of the Stinger Zone centered on Hole TL03-06. It is recommended that four 150 metre long drill holes be spotted 200 and 400 metres northeast and southwest of hole TL03-06 to test for continuations of the higher grade mineralization encountered in the discovery area.

A contingency budget of $50,000 is also recommended to test additional drill targets generated by either ongoing geological studies or drilling of the targets recommended.  Based on the results of the 2003 program it is recommended that the company continue to use ALS-Chemex as it's analytical facility in 2005.

Lakemount Property, Ontario

Property Description and Acquisition

Lakemount Agreement

Under the terms of a Letter Agreement dated October 28, 2003, Western Prospector Group Ltd. (WPG") granted to the Company an option to earn up to a 51% interest in the Lakemount Property. The Lakemount Property consists of four staked claim blocks consisting of a total of 38 unpatented crown mineral claim units (608 hectares), a 2,240 hectare, privately held licensed area (Wagner License), and one patented mining lease (Parcel 2017-Household Lease #218693) block covering 777 hectares for a total holding of approximately 3,625 hectares. The leases and claims are contiguous.

Under the terms of the Letter Agreement, the Company may earn an initial 25% interest by making cash payments of $110,000 to WPG, issuing 75,000 Common Shares in WPG's favour and completing $1,500,000 in exploration expenditures on the property prior to December 31, 2006 as per the schedule outlined below:

Cash Payments

(total $110,000)

Shares to Be Issued (total 75,000)

On signing

$25,000 (paid)

0

October 30, 2004

$25,000

(paid)

25,000 (issued)

October 30, 2005

$25,000

25,000

October 30, 2006

$35,000

25,000

Cumulative Exploration Expenditures

(total $1,500,000)

December 31, 2003

$100,000 (completed)

December 31, 2004

$400,000 (completed)

December 31, 2005

$800,000 (completed)

December 31, 2006

$1,500,000

Having made the above mentioned payments and completed the required exploration expenditures the Company may opt to either vest at a 25% interest in the property and form a joint venture with WPG or to earn an additional 26% interest (for a total earned interest of 51%) by making additional cash payments to WPG totaling $40,000, issuing an additional 75,000 Common Shares to WPG and incurring an additional $1,000,000 in exploration expenditures prior to December 31, 2008.

Once the Company has either decided to vest at a 25% interest or proceeded to and vested at 51% interest, a joint venture would be formed between the Company and WPG under which the two parties would contribute pro-rata to the ongoing exploration of the Property. The Letter of Agreement stipulates that should either joint venture partner fail to contribute during this phase their interest will be diluted on a pro-rata basis. Should the retained interest of either party fall below 15% said interest will be converted automatically into a 1% NSR royalty on metals and a 2% NSAR royalty on precious stone production. Also, under the Letter Agreement, the Company is named as operator throughout the duration of the option period.

Figure 13: Location Map - Lakemount Property, Sault Ste. Marie Mining District, Ontario

PLATE

LAKEMOUNT
PROPERTY
BOUNDARY
DAMBROSSIO
DUMAS
DUNPHY
FINAN
TRANS
CANADA
17
ABOTOSSAWAY
AGUONIE
BIRD
KNICELY
LALIBERT
LECLAIRE
RAILWAY
MUSQUASH
MACASKILL
MENZIES
CORBIERE
COWIE
DEBASSIGE
RAILWAY
NEW
HYDRO
ELECTRIC
POWER DAM
ESQUEGA
FIDDLER
ISAAC
101
Property
LASTHEELS
SCALE
0
4
8 KM
TOWN OF
WAWA
Lake
Superior
17
TRANS
CANADA
ONTARIO
THUNDER BAY
WAWA
TIMMINS
SAULT STE. MARIE
TORONTO
Wawa Area Map

LOCAT ON PLAN

LAKEMOUNT PROPER

WESTERN PROSPECTOR GROUP TD

Figure 14:  Lakemount Property - Tenure Holdings and Access

CHABANEL TWP.
Mildred Lake
672,500mE
84°40'W
675,000mE
Loonskin Lake
677,500mE
ESQUEGA TWP.
Holdsworth Lake
5,327,500mN
Brooks Lake
Loonskin Lake Rd.
Sunrise Lake
Lena Cr.
Algoma Central Railway
Elbow Lake
River
Hawk Lake
Mining Lease N470
Parcel 2017
Lena Lake
5,325,000mN
Bremner Lake
Hwy. 101
Francis Lake
American Cabin Lake
Firesand
Algoma Lease Unit
48° 02'N
Wagner Licence
5,322,500mN
SSM1235485
Wawa Lake
Ghost Lake
Vanreek Lake
SSM1196556
Hwy. 101
Shook Lake
SSM 1235512
McMURRAY TWP.
5,320,000mN
SSM 1235514
Roddy Lake
LASTHEELS TWP.
LEGEND
PTG Claim: Perimeter and Internal Mineral Claim Units
Perimeter with Wagner Licence Lease Units (NAD 27)
Mining Lease N470
River or Stream, Lake
2500m Spacing (NAD 83 Grid)
48° 02'N
Latitude/Longitude
Surveyed Meridian
Rail Line, Highway, Road, 2003 PTM Bush Road
SCALE 1:50,000
0.5 0.0 0.5 1.0 1.5
KILOMETERS
PLATINUM GROUP METALS LTD.
Lakemount Property-Esquega Twp.-Wawa,Ontario
SAULT STE. MARIE MINING DIVISION, ONTARIO
Figure 2
Property Map
SCALE: 1:50,000
GEOLOGIST: D. GORC
DATE: OCT. 2003
DRAWN BY: R. McGREEVY
EDITED: MAY 12, 2004
DWG: REPORT - 2003 YEAR END
Dwg File: LakemountPropertyMap-May12-04.Dwg

Western Prospector Option Agreement

Under the terms of a Letter Agreement (the "Badger Agreement") dated June 7, 2001, the details of which are outlined below, between Badger and Co. Management Corp. and Tidal Explorers Ltd., Badger and Co. acquired an option to earn up to a 100% interest in and to the Lakemount Property. By an Assignment and Assumption Agreement dated August 15, 2001 among Badger & Co., Tidal Explorers Ltd. and Western Prospector Group Ltd., Badger & Co. assigned to WPG in its entirety the option rights with respect to the Lakemount Property it had acquired as per the terms of the Badger Agreement. In accordance with the terms of the Letter Agreement and the Assignment and Assumption Agreement, WPG reimbursed Badger and Co. its costs totaling $15,000 incurred in investigating the Lakemount Property and $5,000 cash payment made by Badger to Tidal on signing of the Badger Agreement.

Under the terms of the Badger Agreement and subsequent Assignment Agreement WPG has the option to earn an initial 80% interest in the Lakemount Property in consideration of cash payments to Tidal totaling $85,000 ($5,000 paid by Badger on signing, $20,000 on August 31, 2001 (paid) and $20,000 on each of June 30, 2002 (paid), 2003 (paid) and 2004 (see amendment below), issue to Tidal a total of 250,000 common shares in the capital stock of the Company (100,000 on Exchange acceptance (issued) and 50,000 on each of June 30, 2002(issued), 2003 (issued) and 2004 (see amendment below), as well as undertaking and completed cumulative exploration expenditures on the Lakemount Property of $1,500,000, of which total $200,000 were to have been incurred by June 30, 2002 (met), $700,000 by June 30, 2003 (met), and $1,500,000 by June 30, 2004 (see amendment below).

The terms of the Assignment and Assumption Agreement were amended on April 17, 2002 so as to provide additional time for Tidal and WPG to enter into a formal agreement the production of said agreement having been delayed.

The Badger Agreement was amended as at May 9, 2002 by making the June 30, 2002 cash payment due upon "the earlier of completion of a private placement of WPG's securities and June 30, 2002". This payment was made on June 30, 2002. This amendment also extended the June 30, 2002 date for completion of the 2002 work program at Lakemount to September 30, 2002 with the provision that a minimum $65,000 be committed to the Wagner Lease portion of the Lakemount Property to meet assessment work requirements.

At the time of writing of this report WPG and Tidal were in the final phases of discussion regarding a Final and Complete Option Agreement between the two parties which, in addition to providing the Final Agreement provided for in the Assignment and Assumption Agreement would extend the date for the 2004 exploration expenditures commitment in favour of addition cash and share payments to Tidal from WPG through 2006. WPG has warranted to the author that these discussions will be concluded in due course and that they will not affect the Company's option agreement on the Property.

Upon completion of the amended terms of the Badger Agreement, WPG will have earned an 80% interest in the Lakemount Property. WPG will then have the right to purchase the remaining 20% interest in incremental amounts of $300,000 for each 1% interest for a total maximum price of $6,000,000 to reach a 100% interest in the property. Both the rights to purchase the remaining interest in the property and the  first right to purchase or buyout any underlying interest including NSR interests in the Property will also follow-through to the Company on a pro-rata basis once the Company has earned a vested interest.

Underlying Vendors

The Lakemount Property as it currently exists represents an amalgamation of 4 separate properties put together by Tidal Explorers. The four separate land parcels are

1.

Parcel 2017 (also referred to as Lease N470) which is a patented lease covering 777 hectares  (Figure 14) acquired by Tidal Explorers Ltd. via a sales agreement dated May 5, 1998 and subject to a Letter Agreement dated June 13, 2001 between Tidal Explorers and Algoma Central Corporation. As per the terms of the Letter Agreement ("Tidal-Algoma Agreement") Algoma agreed to extinguish a perpetual rent-charge on the land known as Parcel 2017 Algoma West Section, Esquega Twp in favour of a one-time cash payment of $5,000 (paid) and the granting in favour of Algoma a 1.5% NSR royalty on mineral production and a 1.5% NSAR (net sales returns) royalty on the production of precious and semi-precious stones from this land parcel. There is no buy-out provision for this royalty in the Tidal-Algoma Agreement.  This parcel is also subject to restriction of title pertaining to right-of-way allowances for the location of Highway 101. Algoma Central Corporation also retains timber rights to the Parcel. Annual tax payments of $4,000 are required to be made by Tidal.

2.

The Wagner Licensed Area, as described above, covers approximately 2240 hectares. Under the terms of a Mining Rights Option Agreement dated November 4, 1997 between 3011650 Nova Scotia Limited as the Optionor and Algoma Central Corporation as the Optionee, 3011650 Nova Scotia Limited was granted an option to purchase a 50% interest in and to certain Subject Mineral Rights held by Algoma Central Corporation in the greater Lake Superior area at a purchase price of $25/acre which included the Wagner Licensed Area.

Tidal Explorers entered into a Mineral Exploration License Agreement ("Tidal-Nova Scotia Agreement"), dated January 1, 2001 for a term of five years, renewable for a second five year term at Tidal's option, with 3011651 Nova Scotia Limited (then trading as "Cedar Falls Forest Resources") to acquire Nova Scotia's interest in and to the Wagner License. Under the terms of the Tidal-Nova Scotia Agreement, Tidal will make annual rental payments to Nova Scotia of $19,800 to December 31, 2005 after which the License area may be brought to Lease or if not taken to Lease through to December 31, 2010. Tidal will also incur minimum annual exploration expenditures of $36,000 to December 31, 2005 after which the License area may be brought to Lease or it not taken to Lease through to December 31, 2010.  There is also a 3% NSR royalty reserved on the aforementioned 50% property interest in favour of Nova Scotia.

It is further noted that a portion of Parcel 413, located south of Highway 101, is subject to a debenture by 3011650 Nova Scotia Limited in favour of Traveler's Insurance Company, John Hancock Mutual Life Insurance Company, Melon Bank N.A., as trustee, registered as instrument number 215247 on November 5, 1997 in the principal amount of $31,750,000.  As this debenture represents a lien against future timber production and surface right from this portion of the parcel it is unclear what effect it may have on the mineral rights to the property. The Company has sought a legal opinion as to the effect of the debenture on its ability to earn its option interest in the property. A preliminary draft of the legal opinion made available to the author indicates that the mineral rights to the Wagner License should not be affected save as they interact with the surface rights. Therefore there should be no lien against future mineral production but surface access would require the agreement of the debenture holders.

3.

Crown Claims SSM 1196556 and 1235485 in McMurray-Chabanel Townships held under the name of Mr. Fredrick Thomas Archibald, a principal of Tidal Explorers Ltd.

4.

Crown Claims 1235512 and 1235514 in Lastheels Township held under the name of Mr. Fredrick Thomas Archibald, a principal of Tidal Explorers Ltd.

Note that the Crown Claims listed above in sections 3 and 4 and held under the name of Mr. Archibald were encumbered on November 21, 2001 by pending legal proceedings initiated by a third party litigant. At the time of writing these legal proceedings had not been resolved and the legal status of these claims, and therefore of the various property agreements as they related to these claims, remains uncertain.

All known mineral prospects on the Lakemount Property occur within the N470 Lease area. Potential extensions of the Lakemount Zone within the Sunrise Intrusion occur within the Wagner License.

Previous shallow surface trenches which have not been back-filled to date and naturally occurring acidic drainage waters from surface sulphide showings on the property constitute the only existing environmental liabilities on the Property and neither of these is considered to be of a serious nature. On-going exploration activities are expected to have minimal environmental impact until such time as a resource is calculated for the Lakemount Zone and the economic potential of this resource determined. As all of the proposed exploration is on private lease land, there are no permits required to conduct this work.

Location and Description

Information italicized below has been excerpted from a Report dated July 8, 2004 entitled "Technical Report on the Lakemount Property" by Darin W. Wagner, M.Sc., P.Geo. and a Report dated January 21, 2005 by G. Mosher and D. Rennie of Roscoe Postle Associates.

The Lakemount Property is located approximately ten kilometres east of the town of Wawa and approximately four kilometres southwest of Hawk Junction in northwestern Ontario (Figure 13). Wawa is located on the Trans Canada Highway 17. Highway 101 (which joins Wawa to Hawk Junction) cuts through the south-central portion of the property. Wawa is located along the Trans Canada Highway 17 some 220 kilometres north of Sault Ste. Marie and 520 kilometres east of Thunder Bay. A timber road from Hawk Junction accesses the northern and northeast sections of the property. The northwest section is accessed by the Loonskin Lake Forest Access Road. The southwest section of the property is accessed by the Twin Lakes and Firesand Forest Access Road. Highway 101 is a paved, all-season road (Figure 14).

Access can also be made by floatplane to Wawa Lake, Hawk Lake, or Sunrise Lake. The eastern edge of Wawa Lake cuts the west boundary of the claim group. A gravel tote-road connects Highway 101 to Hawk Junction by way of Hawk Lake. Floatplane services are available from Wawa and from Hawk Lake. The CPR and ACR railways connect through Hawk Junction. PTM has also upgraded an existing Forest Service Access route to provide year-round access to the Sunrise/Elbow Lake area of the property, the location of this trail is indicated on Figure 14.

The Lakemount Property has an abundant water supply from lakes within the property boundaries. Power is available from a power-transmission line which traverses along Highway 101 or from lines which traverse the west side of the property. A skilled and experienced workforce is available in Hawk Junction and Wawa. Housing and supplies are available in Wawa.

The following is a summary of the claims, leases and liciensces comprising the Lakemount Property as at the date of this Form 20-F Annual Report

The Lakemount Property consists of four staked claim blocks consisting of a total of 38 unpatented crown mineral claim units, a 2240 hectare, privately held licensed area (Wagner License, and one patented mining lease (Parcel 2017-Household Lease #218693) block covering 777 hectares for a total holding of approximately 3625 hectares. The leases and claims are contiguous and can be described as follows:

A)

N 470 Lease (Parcel 2017 Algoma Central Railway) Under an agreement dated May 5, 1998 between Talisman Enterprises Inc. and Tidal Explorers Ltd. Tidal purchased the title to said Lease registered as Parcel 2017 in the register for Algoma West Section being part of Esquega Township in the District of Algoma. Registration Number 218693 (West Household Lease), Land Registry of Sault Ste. Marie, Ontario. Taxes are approximately $4,000 per year.

The patented lease N470 is a lifetime patented lease fully owned by Tidal Explorers Ltd. Approximately $4,000 in school and district taxes have been paid to the year 2004 but can be accumulated each year.

Area of patented lease - 777 hectares

B)

Wagner Forest Management License Area, Agreement dated January 1, 2001 between 3011651 Nova Scotia Limited and Tidal Explorers Ltd. located in the District of Algoma, Province of Ontario as defined by the following coordinates and illustrated on the attached map (Figure 14) (land area represents 86.5 single claim units equivalent). The Licensed Area (UTM zone 16, NAD 27) consists of certain grid claims, or portions thereof, listed as follows by the midpoint coordinates, commencing in the most northwesterly part of the Licensed Area. The Licensed Area is located entirely within Esquega Township in the District of Algoma, Province of Ontario.

Northerly                Easterly

  Gross          Net

Township

5 321 500

674 00 to 677 500

      4

4

Esquega

5 322 500

674 00 to 677 500

      4

4

Esquega

5 323 500

674 00 to 677 500

      4

3

Esquega

5 324 500

674 00 to 675 500

      2

2

Esquega

5 325 500

674 00 to 675 500

      2

2

Esquega

5 323 500

675 00 to 675 500

      3

3

Esquega

 Total       19(est.)      18 units(act.)

 Area of Wagner Lease - 2240 hectares

In order to maintain the Wagner Leases in good standing approximately tax payments of $1100.00 and exploration expenditures of $1500.00 are required by December 31st of each year but can be accumulated for five years. A base rental fee of $19,800.00 and an exploration expenditure of $36,000.00 is due for each of the first four years (or $3100.00 combined for each of the eighteen units if some of the units are dropped). The property can then be brought to lease during the fifth year.

C)

Crown claims (McMurray-Lastheels-Chabanel Township)

(4 groups of claims totaling 38 claim units)

Claim No.

      Township

Block Size (Hectares)

 Type

1196556

Chabanel

112

                     unpatented

1235485

Chabanel-McMurray

144

                     unpatented

1235512

Lastheels

256

                     unpatented

1235514

Lastheels

  96

                     unpatented

Area of Staked Claims - 608 hectares

The four unpatented crown claims have minimum annual work expenditures of $15,200.00. To date $10,898.00 has been applied to claims 1196556 and 1235485.

Mining Lands Mining Claims Client Report

Sault Ste Marie Division 50

Client: 102807 ARCHIBALD, FREDERICK THOMAS

Township

 Claim              Recording

Claim Due

Units

Percent

Work

    Area

Number

Date

   Date

Option

  Required

Chabanal

SSM

2000/Jul/28

2003/Jul/28*

7

100.0%

2800

1196556

Chabanal-

SSM

2000/Jul/20

2004/Jul/20*

9

100.0%

3600

McMurray             1235485

Lastheels

SSM

2000/Sep/12

2002/Sep/12*

16

100.0%

6400

                                                1235512

Lastheels

SSM

2000/Oct/18

2002/Oct/18*

6

100.0%

2400

                                                1235514

Total Area of Lakemount Property - 3625 hectares

* Note: As legal proceedings have been initiated concerning the legal ownership and title to these claims (see section on ownership below) the Ontario Ministry of Northern Mines and Development will not accept the filing of work against these claims until such time as the legal dispute is settled. At that time work totaling $400/unit/year (or $15,200/year) must be filed against these claims to maintain them in good standing. At the time of writing an assessment filing of $35,600 would be required to keep the claims in good standing through their 2005 anniversary dates.

Exploration History - Lakemount Property

The Lakemount Property has a lengthy history of mineral exploration with written records dating back to 1928. The initial focus of exploration was on gold prospects following the discovery of other significant gold prospects/producers in the nearby greenstone sequences. Continued prospecting of the property led to the discovery, in 1929, of the Lakemount Zone and the focus shifted to evaluation of the Ni-Cu mineralization in the Sunrise/Elbow Lakes area. Most recently work has focused on the potential of the property to host diamondiferous kimberlite occurrences. Brief summaries of the previous exploration efforts on the property follow.

In 1928, Engineers Holding Company Ltd. sampled several quartz vein systems on the Property which led to the discovery of the Zone 1 and 2 vein systems. Initial sampling returned results highlighted by: No. 1 Vein (Pit 2) assaying to 18.50 g/t Au and 13.2% Cu over a 2.4 metre chip sample. Pit 3 assay values to 5.50 g/t Au 3.72% Cu over 3.2 metres (Allen, 1928).

In 1929 a 45.5 kilogram sample of sheared and sulphide-mineralized peridotite was collected from the newly named F Zone (Lakemount Zone) in the Elbow Lake area. The sample was processed by the Ontario Department of Mines and reported weighted average results of 1.23% Cu, 0.51% Ni, 0.14% Zn, 0.30 g/t Au, 8.60 g/t Ag, and 2.10 g/t Pd were returned. Copper recoveries were reported as 97.98%, nickel recoveries as 76.49% and gold recoveries at 59.8% of reported head grades. The material was deemed acceptable for concentration and smelting.

In 1942, Lakemount Mines Ltd. as a follow-up to the discovery of copper-nickel mineralization in peridotite near Elbow Lake, drilled the first reported test holes on the property. In total Lakemount completed drilling of 172.6 metres in holes XR1-10. In 1943 Lakemount Mines optioned the property to Corinth Holdings who continued to test the Lakemount Zone.  In total Corinth reported drilling 2863.6 metres in 23 holes. Corinth reported that holes 5-14 of this program returned copper-nickel mineralized peridiotite intercepts ranging from 9.6 to 26.1 metres, averaging 16.7 metres, in width. Based on the 42-43 drilling Corinth defined the presence of two sub-parallel zones of disseminated sulphide mineralization within the Sunrise Intrusion separated by approximately 120 metres of sparse mineralization. Both zones subcrop and strike roughly east-west paralleling the basal contact of the Sunrise Intrusion.

Highlights of the Corinth drilling program included hole No. 7 which returned reported assay values averaging 0.92% copper, 1.29% nickel, and 2.10 g/t platinum over 1.52 m. at a depth of 12.1 metres and Hole No. 11, drilled below No. 7, which reported assay values averaging 1.11% Cu, 0.50% Ni, 1.71 g/t Pt and 4.62 g/t Pd over 17.4 metres at a down hole depth to the top of mineralized zone of 103 metres. The Lakemount Zone was drilled to a vertical depth of 91 metres and along strike for 274 metres. Reference in the available information from the Corinth drilling program was made to difficulties in assaying for platinum and the above mentioned palladium values must therefore be considered circumspect.

In 1943, four samples of Lakemount Zone mineralization were assayed by Ledoux & Co. Inc. Chemists and Assayers and returned a reported average grade of 0.43% Cu, 0.52% Ni, and 0.79 g/t Pt. The observation was made that, in general, platinum values increase in association with nickel values which fits with correlation between the presence of pendlandite and PGE mineralization observed and reported by Corinth.

Also in 1943, an independent survey by Douglas S. Baird estimated an average grade of 1.03 g/t platinum from copper-nickel mineralization above the 91-metre level on the Lakemount Zone.

In 1944, copper mineralization was discovered by Lakemount Mines Ltd. within the western extension of the peridotite at the northwest corner of Sunrise Lake approximately 1800 metres to the west of the Lakemount Zone. The same year N.A. Timmins Explorations completed drilling of 4,905 metres in 28 holes to further test the Lakemount Zone.

In 1944, assays completed by Consolidated Mining and Smelting at Trail, B.C. from DDH No. 11 from the 1943 Corinth drilling program reported an average grade of 1.71 g/t Pt and 5.49 g/t Pd over the 17.4 metre interval indicated above. Hole 7 was also assayed and the platinum-palladium assays are summarized below:

  Hole No.

Intersection (m)          Width (m)

Pt(g/t)

        Pd(g/t)

     Assay Details

     7

   12.2 - 13.7

    1.5

  2.10

     not assayed          1943

    11

 103.0 - 120.4

  17.4

  1.71            4.63            Trail, B.C.1944

There is no further reported exploration activity on the Property until 1951 and 1952 when Kelore Mines Limited completed a further 5943 metres of diamond drilling in 34 holes again testing the Lakemount Zone. Lakefield Research Laboratories tested a sample of drill core for flotation the same year with positive results. Recoveries were on the order of 75% for Ni and 88% for Cu. J.W.N. Bell Labs in Haileybury, Ontario reported an average assay grade of 0.34 g/t Pd and 0.34 g/t Pt from thirteen holes collected by Kelore.

In 1953 Ventures Ltd. completed an additional 5,263 metres of drilling in 31 drill holes and reported an estimated resource within the Lakemount Zone of 4,550,000 tonnes averaging 0.32% Cu and 0.51% Ni to a depth of 243 metres. This resource was conducted utilizing a sectional block method and does not conform to the current guidelines of National Policy 43-101 and is mentioned here only for completeness.

In 1956 New Kelore Mines Ltd. carried out an electromagnetic survey over Zones 1 and 2 on the east section of the property and completed an additional 3,798 metres of diamond drilling on the Lakemount Zone and other targets in 14 holes.

In 1957 Lakemount Mines reported drilling 5 additional holes in the Lakemount Zone and reported that a total of 23,165 metres of diamond drilling had been conducted on the Zone. According to the Lakemount report copper-nickel mineralization of the Lakemount Zone had been delineated over a strike length of 792 metres and to a depth of 335 metres. Lakemount Mines reported a resource (not categorized in accordance with NP 43-101 and again included solely for completeness) of 2,500,000 tonnes grading 0.36% Cu and 0.55% Ni.

In 1962, the Algoma Central Railway completed an airborne magnetometer and electromagnetic survey over the area. A horizontal-loop electromagnetic survey was carried out over the Elbow Lake area.

In 1967, Selco Exploration Co. Ltd. performed airborne electromagnetic and magnetic surveys over the property at approximately 400 metre intervals. A magnetic and coincident electromagnetic anomaly was indicated over the basal portion of the Sunrise Intrusion.

In 1968, R.A.McGregor (a consultant to AMAX) conducted a resource calculation (not categorized in accordance with NP 43-101 and included for completeness only) of the Lakemount Zone and reported 2,500,000 tonnes averaging 0.55% Ni and 0.36% Cu, in keeping with the previously resource reported by Lakemount Mines in 1957,  of which 1,700,000 could have open pit potential. The mineralized zone outlined by drilling had a strike length of 792 metres, a depth of 243 metres and an average width of 21.0 metres.

In 1968, an electromagnetic multiphase survey was completed over the No.1 and No.2 Veins area near Bremner Lake.

Between 1978 and 1982, Firespur Explorations Limited performed geological reconnaissance, ground-based VLF electromagnetic surveying and proton magnetometer surveys over the Lakemount Property. Approximately 1032 metres of diamond drilling in nine holes was completed was completed on the property. The area on the east side of Elbow Lake was stripped, washed, channel sampled and assayed for copper-nickel values.

In 1981 and 1982, R. P. Sage of the Ontario Department of Mines mapped the areas of McMurray, Chantal, Esquega and Lastheels Townships at a scale of 1:15,840.

In 1989, Firesand Resources Ltd. stripped and mapped mineral zones 'B','C','E','F','H','J','X', and No.1-2. A total of 1192 metres in nine diamond drill holes were completed on the 'E' and Lakemount Zones.

In August of 2000, a kimberlite dyke was intersected by diamond drilling by Sonic Soils Ltd. in the southwest portion of the Lakemount Property. This ultramafic-fragmental kimberlite (heterolithic breccia) was intersected between 14.85 metres and 33.50 metres in depth (drill width of 18.7 metres), and is believed to be associated with the Mildred Lake Fault system.

Table 22 - Lakemount Exploration History - Drilling and Other Work
Year(s)	Company	Notes	# of	Drill Hole	Footage	Meters	Work
			Holes	Nos.	Drilled	Drilled
1928	Engineers Holding Company Ltd.						Trenching
1939	Corinth Mines Ltd.						Details Unknown
1940	Sylvanite Gold Mines Ltd.						Details Unknown
1943	Lakemount Mines Ltd.	1	10	XR1-10	566.3	172.6	Drilling
1944	Lakemount Mines Ltd.	2	23	11-35	9,395.0	2,863.6	Drilling/Mag
1944	N.A. Timmins Ltd.		28	36-64	16,093.5	4,905.4	Drilling
?	Unknown	3	11	2XR-A thru K	1,415.0	431.3	Drilling
?	Unknown	4	4	S1-4	2,306.0	702.9	Drilling
1951	Kelore Mines Ltd.	5	34	101-136	19,499.0	5,943.4	Drilling
1953	Ventures Ltd.		31	V201-231	17266.3	5,262.8	Drilling
1956-57	New Kelore Mines		14	301-316	12,460.5	3,798.0	Drilling, EM, SP
1957	Lakemount Mines Ltd.		5	?	1,018.0	310.3	Drilling
1962	Algoma Ore Properties Ltd.	6					Mapping, EM
1967	Selco Exploration Company Ltd.						Map, Aeromag and EM
1978-82	Firespur Exploration Ltd.	7	10	NA	3,386.0	1,032.1	Map, EM, Mag
1989-91	Firesand Resources Ltd.		9	NA	3911	1192	Prospecting,Stripping,
							Mapping, Sampling
2000	Tidal Explorers		1	KIM00-01	194.0	59.0	Drilling
2003	Rock Resources						Surface Mag
2003	Platinum Group Metals Ltd		8	LK03-01 to -08	4882.0	1488.0	Drilling
2004	Platinum Group Metals Ltd						Airborne Geotem
2004	Platinum Group Metals Ltd	8	8	LK04-09 to 16	5561.7	1681.4	Drilling
2004	Platinum Group Metals Ltd						Downhole UTEM
2004	Platinum Group Metals Ltd		7	LK04-17 to 23	5370.5	1623.6	Drilling
	Totals		203		103219	31446.3

Notes:
1	Hole locations unknown, no records for holes 3, 4, and 6
2	Hole 15 not drilled
3	No record of when these holes drilled or by whom
4	Drilled by unknown persons from south side of Sunrise Lake
5	Holes 105 and 106 not drilled
6	Drilling reported in Cdn Mines Handbook 1961, p. 132; no records
7	Holes 2,3 and 4 drilled in Sunrise area
8	Hole 15 lost above target, steepened and redrilled as 16

Table 22 summarizes the work completed on the Lakemount Property to date, including the work completed by PTM as described below. The work summarized above is considered to be historic in nature and, based on the available information, none of the previous exploration programs on the Property appears to have been accompanied by an adequate (or any) quality control and assurance program. Analytical methods used to derive the above mentioned values are varied. However, work to date by PTM has indicated that, at least for the Lakemount Zone, the historically reported Cu and Ni values appear to be representative.

Local and Property Geology

The Lakemount Property lies within the 2700-2900 Ma Michipicoten Greenstone Belt of the Wawa subprovince of the Canadian Shield. The Michipicoten Greenstone Belt which is comprised of at least three cycles of intercalated Archean metavolcanic (mafic and felsic) and metasedimentary rocks. These units have been intruded by younger syenites, granodiorites, gabbro, peridotite, quartz porphyry, and diabase.

The oldest mapped unit on the Property is a large area of massive, weakly to moderately gneissic granite-granodiorite which underlies the southeastern corner of the property. This older sequence appears to be restricted to south of the Wawa-Kapuskasing fault corridor (Figure 16) suggesting either significant movement along this structure or reactivation of any earlier bounding feature.

The rocks of the Michipicoten greenstone belt appear to be developed atop the gneissic granites. Mapping by the Ontario Geological Survey indicates that the metavolcanic units are upright and young to the north/northwest. Regional mapping suggests that the felsic pyroclastic and metavolcanic rocks found in the northwest portion of the property (Figure 12) form a portion of a sympathetic fold on the limb of a regional scale syncline. A sequence of metasedimentary rocks, including volumetrically significant iron formation layers lays outboard of the felsic rocks to the south. These are intercalated with intermediate to mafic metavolcanics which are found underlying the western and central portions of the property.

The metavolcanic and metasedimentary rocks have been intruded by at least two and likely three separate suites of mafic to ultramafic intrusive rocks (the focus of current exploration activities and described in more detail below) and later granitic to syenitic stocks. The above assemblage has been metamorphosed to upper greenschist facies, folded and variably deformed. Late stage lamprophyre dykes and quartz shear-breccia systems appear to have been emplaced either during or shortly after peak metamorphic conditions. Late, likely Proterozoic-aged, diabase dykes cross-cut the property in a northwest-southeast direction and are clearly post-metamorphic.

Early Mafic / Ultramafic Intrusive Rocks

At least two, and potentially three, phases of mafic/ultramafic intrusive activity occur within the Lakemount Property holdings and throughout this portion of the Michipicoten Greenstone Belt. The earliest phase of intrusions appears to be dominantly ultramafic (pyroxenite-peridoitite) intrusions and includes the Sunrise Intrusion on the Lakemount Property and the Lena Lake Intrusion to the west. These intrusions occur as east-west elongate, 1.5-2.5 km long, partially differentiated stocks. The Early Mafic Intrusions display complex folding and upper greenschist facies metamorphism indicating they were intruded prior to peak metamorphic conditions and they do not appear to be related to either of the later structural events which provided conduits for the intrusion of later mafic/ultramafic bodies.

The Early Mafic/Ultramafic Intrusions range from fine to coarse grained and range from pyroxene to olivine dominant. The intrusion commonly have a basal peridotite zone, which generally serpentine rich, and which grades to a coarse grained pyroxenite in the central portion and potentially through to pyroxene gabbro at upper levels. The serpentinized, ultramafic portions of these intrusions produce prominent airborne magnetic anomalies as can be observed in Figure 15. The Sunrise Intrusion, interpreted by the author to be a member of the Early mafic/ultramafic suite is host to the Lakemount Zone copper-nickel platinum group mineralization making other members of the suite prospective for similar styles of mineralization.

Figure 15: Airborne Magnetic and EM Map, Lakemount Property

Data from Ontario MNDM Survey, 1988.

ELECTROMAGNETIC ANOMALY SYMBOLS
Anomaly
Conductance Classification
≥32 siemens
16–32 siemens
8–16 siemens
4–8 siemens
2–4 siemens
1–2 siemens
<1 siemen
Questionable anomaly
Dip direction
Anomaly Letter C B. Anomaly Interpretation
Inphase Response* 35 7 Quadrature Response*
*Response in ppm from coaxial coils at 900 Hz
ANOMALY INTERPRETATION
B. Bedrock conductor
S. Surficial conductor
L. Culture, e.g., powerline
? Uncertain
Scale: 1:20 000
1 Kilometre
Mile 1/4 0 1/2 Mile
NTS References: 41N/15, 42C/2
ODM-GSC Aeromagnetic Map: 2192G
ODM Geological Compilation Map: 2220
©1988 Government of Ontario. Printed in Ontario, Canada
PERIDOTITE
SUNRISE PERIDOTITE
LENA LK PERIDOTITE
BCHX ZONE
LAKEMOUNT PROPERTY BOUNDARY
FIRESAND CARBONATITE

AIRBORNE MAGNETIC and ELECTROMAGNETIC PLAN

Phase 2 Mafic Intrusions

A second phase of mafic/ultramafic intrusive activity occurs on the property within the Wawa-Kapuskasing structural corridor and along the Algoma River and related structures. This phase of intrusive activity includes emplacement of northeast-elongate hornblende dominant gabbro and lesser pyroxenite bodies within the Wawa-Kapuskasing corridor and numerous related narrow mafic dykes. This suite of intrusions appears to be dominantly structural controlled by the two deep seated structures noted above and would also include a number of lamprophyre dykes, carbonatite intrusions and kimberlitic dykes/breccia zones.

Phase 3 Mafic Intrusions

Diabase dykes, both olivine and pyroxene rich and ranging from a few metres to sixty metres in width, are found cutting all of the other units in a northwesterly direction. These dykes are interpreted to be of Proterozoic age and post-date regional metamorphism. The dykes are part of a regional dyke swarm and appear to have been emplaced by preexisting zones of structural weakness during Proterozoic extension possibly related to the mid-Continent rift even. The northeast structures exploited by these dykes appear to have been active and been the focus on mafic intrusive activity on at least three separate occasions.

Deposit Types

The Wawa-Gourdeau-Lochlash area has long been recognized for its gold and base metal potential. A variety of styles of mineralization have been observed and recorded on the Lakemount Property including magmatic disseminated Ni-Cu-PGE sulphide mineralization within the Sunrise Intrusion, potential syngenetic volcanic hosted massive sulphide mineralization, mesothermal gold mineralization associated with sheared hosted quartz veining and the presence of breccias of kimberlitic affinity suggesting the potential for the discovery of diamonds.  Deposit and exploration models for the styles of mineralization mentioned above are numerous, subject to various interpretations and beyond the scope of this report. The reader is referred to the geological literature for more details.

The Lakemount Property itself hosts eight known mineral occurrences. The location of these zones is outlined on Figure 16 with the most significant deposit types described as follows:

Copper-nickel-cobalt-platinum-palladium mineralization is associated with the border phases of the Early mafic/ultramafic intrusive suite. The most significant of these zones is the Lakemount associated with the Sunrise Intrusion on the Lakemount Property. The Sunrise Intrusion is a "wine-glass" shaped body (lying on its side) which hosts two parallel zones of disseminated sulphide mineralization developed along the southern (basal) margin. Mineralization within the Lakemount Zone consists of heavily disseminated fine to medium-grained chalcopyrite-pyrrhotite-pentlandite. Sulphides locally reach 5% by volume and work by PTM has identified massive sulphide "balls" some 1-4 cm in size comprised of very coarse-grained pyrrhotite-pentlandite-chalcopyrite which may be related to more massive sulphide mineralization within the intrusive system.  This mineralization is considered to be magmatic in nature having settled toward the basal portion of the Sunrise magma body during emplacement.

Gold-bearing quartz-carbonate vein systems occur within several deformation zones cutting the Property. The vein sets range from a few cm to over a metre in width and are commonly mantled by zones of silicification and chrome-rich mica alteration. Vein sets appear most commonly along the contacts between mafic flows and quartz and/or feldspar porphyritic intrusions and trend in both northeast and northwest directions. Zones 1 and 2, J and the B-C-H-X Zone are representative of this style of mineralization. As in greenstone sequences throughout the Archean these gold-bearing vein systems are interpreted to have developed in dilatant zones during metamorphism.

Figure 16 Local Geology and Mineral Occurrences - Lakemount Property

Zinc occurrences are locally associated with cross-cutting quartz-breccia structures along northwesterly trending vein systems (parallel or along splays related to the Algoma River fault system which cut locally can be observed cutting the silicified northeasterly systems. The most significant of these occur in the B-C-H Zone and 'E' Zone areas. Early Pb isotope dates from the B-C-H Zone area suggest there may be a syngenetic component to this mineralization (remobilized?) which may be related to the local development of VHMS mineralization.

Recent work on claim groups north and west of the Lakemount Property has resulted in the discovery of diamondiferous lamproite dykes and breccias of kimberlitic affinity. The diamond discoveries to date appear to lay within a northwest-trending corridor possibly related to the forementioned splays of the Algoma River fault. The discovery of a kimberlite dyke on the southwestern portion of the Lakemount Property indicates potential for additional discoveries of similar lithologies, especially on the heavily overburden covered portions of the southern part of the property.

PTM's current exploration activities are focused on definition of the resource contained within the Lakemount Zone which is described in more detail below.

Lakemount Zone ('F' - Zone)

The Lakemount (formerly 'F' Zone) is comprised of disseminated pyrite-chalcopyrite-pyrrhotite-pentlandite mineralization of magmatic origin hosted within the basal phase of the Sunrise Intrusion. The copper-nickel mineralization has associated platinum-palladium values that have not been routinely assayed for. The Sunrise Intrusion is an elliptical-shaped ultramafic body measuring 2100 metres in length and approximately 600 metres in width. Previous work and geophysical surveys of the Property indicate that the Sunrise Intrusion has a wineglass shape with the apex pointed to the south. It is unclear if the apex represents a feeder structure.

The copper-nickel mineralization is hosted by the basal pyroxenite phase of the intrusion along its southern margin. Drilling completed prior to PTM's involvement with the project had traced the disseminated mineralization for 792 metres along strike and to a vertical depth of approximately 243 metres in 142 holes totaling 24,170 metres. Figure 17 is a  plan map of the Lakemount Zone showing previous drill collar locations - note that the location of several drill holes reported from the Property remain unknown due to incomplete reporting in historical records - along with the location of the 23 holes completed by PTM to date.

Sulphide mineralization occurs at two discrete sub-parallel levels (Figure 18) within the intrusion which dip steeply to the north following the basal contact. The two zones range from 5-25 metres in thickness and are separated by approximately 120 metres of sparsely disseminated sulphide which has historically not been analyzed. According to a review of previous drilling by Archibald (2001) the mineralized zones appears to show an abrupt change in dip within the central portion of the intrusion. On the eastern side of this hinge, the two mineralized zones appear to be more intensely mineralized near surface. West of the hinge the mineralized zones apparently become more intensely mineralized at depth. Work to date by PTM suggests some of the zonation in the mineralization may be associated with folding within the intrusion not recognized by previous workers.

A section of the Lakemount Zone was stripped and washed in 1989 by Firesand Resources, uncovering the lower mineralized interval. The heavily disseminated sulphide zone exceeds 20 metres in width and 170 metres in length across the stripped area. The central core of this zone, some 12 metres in width, contained over 2.0% total sulphide content. Mapping of this zone, in 1990 by T. Heenan (Firesand Resources Ltd.) and P.C. Delisle (Ontario Geological Survey), provided significant input on interpreted structure of the Lakemount Zone. An excerpt from Mr. Delisle's comments follows:

"In reference to the Lakemount (Sunrise-Elbow Lake) copper-nickel deposit, this is one of the few significant base metal properties in the district. Current investigations indicate that the mineralized zones are rod-shaped and faulted. Further drilling is recommended to explore the strike and depth continuation of the mineralized zones at the 300-metre level below Sunrise Lake".

Although significant platinum-palladium values were reported from previous drilling on the property they have not been systematically analyzed for prior to PTM's involvement (see below). Reported PGE grades of 2.06 g/t platinum over a 1.5 metres interval in drill hole 7 and 1.71 g/t platinum and 4.63 g/t palladium over 17.4 meters in drill hole 11 have not been supported by more recent work but there are elevated PGE values associated with the known Cu-Ni values and the reader is referred to the work completed by PTM below for more discussion.

Figure 17 - Prior and PTM Drilling of the Lakemount Zone - collar locations and hole numbers

Figure 18 - Cross Section through Lakemount Zone - Section Line Shown on Figure above.

In addition to the known extent of the Lakemount Zone as indicated in Figure 13 exploration records indicate the presence of additional Ni-Cu mineralization within the Sunrise Intrusion 1600 to 2000 metres west of Elbow Lake near the western end of Sunrise Lake. D.S. Baird (1944) reported elevated nickel, copper and palladium values from this area with Pd grades to 2.10 g/t. However, as indicated above, these Pd grades must be viewed with some trepidation given the inability to confirm other high grade PGE assays from the property reported from the 40's and 50's.

Several attempts have been made to calculate a resource estimate for the Ni-Cu mineralization within the Lakemount Zone. None of these estimates are NI 43-101 compliant and are reported here only for completeness. The most recent and detailed calculation was completed by McGregor (1968) utilizing a sectional polygonal model method. McGregor calculated a drill indicated resource of 2.5 million tons grading 0.55% nickel and 0.36% copper for the Lakemount Zone. According to McGregor's estimate approximately 1.7 million tons of the stated resource would have potential to be mined by open pit methods. At the time of writing PTM had contracted Roscoe Postle Associates of Vancouver to calculate a resource figure for the Lakemount Zone on the basis of the 23 holes completed by PTM during 2003-2004.

Exploration by Platinum Group Metals Ltd.

Platinum Group Metals Ltd. optioned the Lakemount Property from Western Prospector Ltd. in October of 2003. PTM's prime objective in optioning the property was to test the known zone of Ni-Cu sulphide mineralization for it's PGE content, focusing on the above mentioned high-grade PGE values reported from historic holes 7 and 11.

Beginning in mid-November 2003 PTM initiated a 1488 metre diamond drill hole program to test the PGE content of the Lakemount Zone. Preparation work consisted of construction of an all season drill trail from an access road immediately north of Highway 101 to the Elbow Lake area. An existing forest service trail was significantly upgraded and extended to the Elbow and Sunrise Lake area.

Phase 1 Drilling

Once the access trail had been completed Phase 1 drilling commenced. In total 1488 metres of diamond drilling was completed in 8 NQ holes under the supervision of Dennis Gorc of PTM and with the assistance of Dr. W. Peredery an independent consultant. Drilling was contracted to Chibougamau Diamond Drilling of Quebec.

Drill hole LK03-01 was collared in an attempt to twin hole 11 from the 1943 Corinth/Lakemount Mines drill program in order to assess the validity of the reported PGE values. Unfortunately the physical location of hole 11 could not be confirmed in the field and topographic considerations prevented setting up hole LK03-01 on the suspected location of hole 11. Hole LK03-01 therefore is believed to have paralleled hole 11 but to have been collared 25 metres to the east. As can be seen from Table 23, while hole 01 did intersect a similar thickness of Cu-Ni mineralization the Cu, Ni and PGE grades are lower than those reported by Corinth. In particular the PGE grades are significantly lower (1/3 g/t vs > 11 g/T reported by Corinth) and as noted above this is likely a function of the fact that reliable PGE assay methods were not in place until the 1970's in most commercial facilities.

The following excerpts are from a report prepared by Dr. W. Peredery (Peredery, 2004) of the geology of the Sunrise Intrusion and the associated sulphide mineralization based on the results of drill holes LK03-01 to 08.

"Geology of the Sunrise Intrusion

The Sunrise intrusion consists mainly of altered peridotite with a marginal zone of altered pyroxenitic rocks found on the southwestern side of the intrusion. The peridotite is extensively altered to a serpentinite and the pyroxenitic margin is altered to an ultramafic amphibolite which in places is extensively altered to biotite. As a general rule the peridotite is moderately magnetic, but the pyroxenite is either very weakly magnetic or is non-magnetic, which serves as an additional field factor in distinguishing between the two units.

Other than these two units, there is no apparent layering in the intrusion. In spite of this the peridotite can be subdivided into a number of units based on texture, colour and type of alteration". These units are the Main Mass Peridotite (MMP), Patchy Textured Peridiotite (PTP), Talcose Bimineralic Peridiotite (TBP), Porphyritic Peridiotite (PP) and Pyroxenite (PYX) and are described detail in Peredery (2004).

"Generally the contact between the pyroxenite and footwall volcanic rocksis sharply defined.  The core angle of the contact is large (60-80 degrees) which suggests that the footwall volcanics are subparallel to the ultramafic intrusive (at least in close proximity to the contact zone).

A hybrid reaction product rock between the pyroxenite and footwall rhyolite has been noted in borehole LK-03-03. The hybrid rock is fine to medium grained, massive, intermediate in composition, is light greenish to pinkish gray in colour, inhomogeneous, and appears to have wispy pinkish streaks near the contact with the pyroxenite. This contact is sharply defined. The contact between the hybrid rock and the footwall rhyolite is also fairly sharply defined over an interval of about one centimeter. The presence of such a hybrid reaction product rock between the ultramafic intrusion and footwall rocks suggests that the intrusion was of high temperature, and the emplacement of the intrusion was a relatively passive process. This is supported also by the massive-looking, relatively undeformed nature of the footwall rocks.

Sulphides are common in the pyroxenitic marginal unit, including immiscible primary interstitial variety, earlier formed blebby sulphides that were introduced together with the pyroxenitic magmatic pulse, and later remobilized stringers, veins and segregations of sulphides. Sulphides are also found in the peridotite, pyroxenite, inclusions in the pyroxenite and to some extent in the footwall rocks. Very weakly disseminated sulphides (<1%) occur thoughout the Lakemount intrusion.

Within the MMP disseminated sulphides form distinct sulphide-enriched horizons. Such sulphides are disseminated to interstitial in character. Recognizable sulphides include pyrrhotite, chalcopyrite, and possibly some pyrite.  On the eastern side of the intrusion, there are two to three such sulphide-enriched horizons. They measure from a few meters to over ten meters in width.  The sulphide content ranges from 1 to 15%. Some intersections average about 5-10% sulphides.  On the basis of the boreholes logged I received an impression that the sulphide content increases in such horizons in the peridotitic rocks from east to west.

There is also a sulphide-enriched layer at the base of the peridotite where it is in contact with the pyroxenite. Here the sulphide content also ranges from 1 to 10-15%.

Within the marginal pyroxenitic unit, the sulphide content is variable and unevenly distributed, but on the average is generally higher than in the peridotite. Several varieties of sulphides are present, including disseminated, interstitial, blebby, stringer and massive sulphide veins and segregations.  Disseminated and interstitial sulphides form zones from a few tens of cms to meters in width. Such sulphides appear to be primary. The blebby sulphides measure up to a cm in diameter, are unevenly distributed, and appear to have been emplaced together with the pyroxenitic unit. The stringer, vein and segregation sulphides appear to have been introduced into the pyroxenite and are therefore considered to be secondary mobilizates. The massive sulphide veins measure up to several cms in width, and consist of pyrrhotite and chalcopyrite. The pyrrhotite is commonly non-magnetic. This suggests that it is the hexagonal, high temperature variety.

Sulphide mineralization occurs also in fractures in volcanic inclusions in the pyroxenite. Here, the dominant sulphide is generally chalcopyrite.  Minor pyrrhotite appears to be non-magnetic hexagonal variety. Not all inclusions in the pyroxenite are mineralized. Except for fracturing most of the footwall inclusions do not show any high strain deformation such as shearing. Minor sulphides have been intersected in siliceous veins in the footwall rocks. Sulphides include chalcopyrite and non-magnetic pyrrhotite."

The collar locations for holes LK03-01 to 23 are shown on Figure 19. As can be seen from Table 23 significant Ni-Cu mineralization was intersected in the majority of holes drilled toward the east end of Sunrise Lake and beneath Elbow Lake. This mineralization is associated with elevated Pt, Pd and Au concentrations. The sulphide mineralization consists of disseminations of fine grained pyrrhotite, pendlandite and chalcopyrite and as noted by Peredery above is mainly concentrated in the basal pyroxenite unit. Of note there is a strong correlation between elevated Ni values and elevated PGE concentrations.

The most economically significant results from the Phase 1  2003 program were returned from holes LK03-06 and 08 drilled respectively at the west end of Elbow Lake and east end of Sunrise Lake. These two holes returned significantly higher Cu-Ni-PGE grades than the average reported from previous drilling and suggested potential for a higher-grade core to the Lakemount Zone. On the basis of these results a decision was made to proceed with a 2004 program at Lakemount.

Table 23: Mineralized Intercepts 2003-2004 PTM Drilling - Lakemount Property

Hole No	Grid West (m)	Grid North (m)	Azimuth (degrees)	Dip	From (m)	To (m)	Inter-cept (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	3PGE Pt+Pd+Au (g/t)	Cu %	Ni %
LK-03-01	375	200	190	-45	94	98	4	0.092	0.07	0.076	0.238	0.15	0.33
LK-03-01	375	200			111.9	132	20.15	0.163	0.093	0.055	0.312	0.34	0.33

Hole No	Grid West (m)	Grid North (m)	Azimuth (degrees)	Dip	From (m)	To (m)	Inter-cept (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	3PGE Pt+Pd+Au (g/t)	Cu %	Ni %
LK-03-02	375	200	190	-65	91	95	4	0.06	0.052	0.031	0.142	0.09	0.28
LK-03-02	375	200			124	136	12	0.098	0.058	0.035	0.192	0.15	0.24
LK-03-03	373	202	160	-45	86	89.15	3.15	0.128	0.071	0.068	0.266	0.31	0.31
LK-03-04	373	246	160	-45	39	41.2	2.2	0.088	0.066	0.038	0.192	0.14	0.28
LK-03-05	501	199	165	-45	7.5	9	1.5	0.132	0.104	0.027	0.263	0.11	0.41
LK-03-05					87	92	5	0.177	0.131	0.049	0.357	0.29	0.67
LK-03-05					140	143	3	0.157	0.119	0.062	0.339	0.25	0.5
LK-03-05					156	163	7	0.181	0.144	0.095	0.42	0.27	0.55
LK-03-05					175	179	4	0.315	0.204	0.036	0.555	0.32	0.38
LK-03-06	600	176	165	-45	172.5	186	13.5	0.272	0.164	0.076	0.512	0.34	0.46
Including					179.5	185	5.5	0.511	0.288	0.133	0.932	0.67	0.74
LK-03-07	501	199	165	-65	51	56	5	0.17	0.123	0.085	0.378	0.3	0.57
LK-03-07					62.5	74	11.5	0.181	0.129	0.084	0.393	0.4	0.67
LK-03-07					185	190	5	0.093	0.073	0.095	0.261	0.12	0.3
LK-03-08	791	213	205	-50	138	151	13	0.29	0.19	0.108	0.588	0.48	0.87
Including					143	148	5	0.405	0.234	0.13	0.769	0.69	1.4
LK-04-09	882	203	203	-60	143	147	4	0.09	0.065	0.038	0.193	0.13	0.28
					152	168	17	0.086	0.055	0.037	0.178	0.14	0.23
Including					158	161	3	0.152	0.1	0.073	0.325	0.23	0.33
LK-04-10	882	203	203	-75	266	278	12	0.283	0.18	0.061	0.524	0.37	0.45
LK-04-11	882	203	23	-45	74	75	1	0.144	0.124	0.079	0.347	0.23	0.41

Hole No	Grid West (m)	Grid North (m)	Azimuth (degrees)	Dip	From (m)	To (m)	Inter-cept (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	3PGE Pt+Pd+Au (g/t)	Cu %	Ni %
LK-04-16	133	628	215	-50	143	154	11	0.394	0.251	0.122	0.767	0.56	0.74
Including					146.4	149	2.6	0.588	0.441	0.143	1.171	0.89	1.54
LK-04-17	791	213	205	-45	124	136	12	0.146	0.095	0.054	0.295	0.25	0.35
Including					128	136	8	0.176	0.106	0.06	0.343	0.3	0.4
Including					129	131	2	0.29	0.171	0.099	0.559	0.42	0.66
LK-04-18	628	133	215	-55	137	154	17	0.279	0.172	0.098	0.549	0.31	0.51
Including					140	153	13	0.325	0.198	0.112	0.634	0.36	0.57
Including					146	153	7	0.47	0.267	0.142	0.879	0.5	0.76
LK-04-19	580	188	165	-45	152	163.3	11.3	0.396	0.215	0.482	1.093	0.49	0.54
Including					155	163	8	0.516	0.273	0.671	1.459	0.65	0.68
LK-04-20	550	188	165	-45	159	172	13	0.144	0.173	0.038	0.355	0.23	0.58
Including					167	172	5	0.218	0.325	0.048	0.59	0.38	1
Including					169	172	3	0.258	0.388	0.044	0.69	0.28	1.12
Including					170	171	1	0.303	0.698	0.02	1.02	0.28	2.5
LK-04-21	746	206	205	-65	191	205	14	0.161	0.106	0.071	0.338	0.22	0.39
Including					195	201.2	6.15	0.197	0.132	0.079	0.408	0.23	0.61
LK-04-22	580	146	253	-61	32	34.7	2.7	0.134	0.11	0.068	0.312	0.29	0.47
LK-04-23	923	227	205	-75	42	43	1	0.261	0.2	0.124	0.586	0.38	0.71
LK-04-23					201	203	2	0.093	0.062	0.04	0.195	0.16	0.34

Phase 2 - 2004 Program

Geotem Airborne Mag/EM Survey

The initial phase of the 2004 exploration program at Lakemount, contracted to Geotech of Ontario, was a helicopter based Geotem magnetic/time-domain electromagnetic survery of the core portion of the Lakemount Property. This program was initiated and completed on February 28th, 2004. In total 180 line km of surveying were completed over the Lakemount Property from a base of operations at the Wawa airport.

The Geotem survey was conducted with a flight line spacing of 50 to 100 metres with tie lines at between 450 and 1900 metres. The main flight lines were oriented in a north-south direction with tie lines in an east-west direction. Flying was conducted with a nominal terrance clear of 30 metres, readily facilitated by the relatively flat topography of the project area. Electromagnetic and magnetic readings were collected at 0.1 second intervals equating to approximately 2 metres on the ground (Geotech report to PTM). Geotech recommended ground follow-up of the EM anomalies identified.

Figure 20 displays the total field magnetic data, flight lines and EM responses from the Geotem survey. The Sunrise Intrusion is clearly defined as a magnetic high, the magnetic being mainly sourced by the serpentized portions of the peridiotite sequence. Seven prominent airborne EM responses are evident either within or in close proximity to the Intrusion with the prominent anomalies occurring at the eastern end of the intrusion associated with the Lakemount Zone.

Phase 2 Drilling - March/April 2004

On the basis of the results from the 2003 drilling program and the 2004 airborne mag/EM survey a Phase 2 diamond drilling program was completed under the direction of Mr. Dennis Gorc of Platinum Group Metals between March 31 and April 20, 2004. In total 8 holes (LK04-09 to -16 as shown of Figure 19) were completed totaling 1681.4 metres during the Phase 2 drill program. Drill holes LK04-09 to 11 were collared to follow-up the higher grade results from drill hole LK03-08. Sulphide mineralized intervals were reported from all three holes and included 12 metre intercept of the Lakemount Zone in hole LK-04-10 which returned 0.44% Ni, 0.39% Cu and 0.524 g/t Pt+Pd+Au . Holes 12 to 14 targeted Geotem EM anomalies at the western end of the Sunrise Intrusion where elevated PGE grades had been previously reported. Based on visual examination of the drill holes in question Mr. Gorc indicated that it does not appear that the source of the conductor was intersected and additional modeling of this feature and drilling appears warranted. Hole 15 was collared into the area between the higher grade intercepts in holes 8 and 6 to test a Geotem EM anomaly extending west into footwall lithologies. Hole 15 was lost above the target depth and Hole 16 was drilled from the same setup at a steeper angle.

Drill hole LK04-16 intersected a lithological sequence similar to that intersected in holes 8 and 6 and also intersected significantly elevated Ni-Cu-PGE values in the basal pyroxenite unit. Of particular significance to on-going exploration on the Lakemount Property was the recognition of 1-4 cm, frequently rounded "balls" of massive, coarse-grained sulphide mineralization. These sulphide "balls" have cores of very coarse-grained pendlandite and pyrrhotite and rims of massive chalcopyrite several mm thick. These balls are the first evidence of massive sulphide accumulations in the Sunrise Intrusion and suggests potential for larger massive sulphide accumulations in the basal portion of the intrusion. Based on the results of the Phase 2 drill program it was recommended that down-hole geophysical surveying of the existing PTM drill holes be conducted to test the potential for massive sulphide accumulations and that additional diamond drilling be conducted to further delineate the Lakemount Zone.

Figure 19: Lakemount Zone with Locations of PTM Holes 1-23

LEGEND
Topo Contour (10m Interval)
250m spacing (NAD 83 Grid)
2003 & 2004 PTM Roads, Trail
Old Drill Hole
2003-2004 Drill Hole
0 50 200m
N
675,000E
675,250E
675,500E
675,750E
676,000E
676,250E
676,500E
676,750E
84°38'W
48° 04'N
5,326,750N
5,326,500N
5,326,250N
5,326,000N
5,325,750N
Perimeter of Peridotite Intrusive
Sunrise Lake
Elbow Lake
Wagner Licence
MINERAL RESOURCE AREA
Mining Lease N470 Parcel 2017
Firesand River
ESQUEGA TWP.
LK-04-12
LK-04-14
LK-04-13
LK-04-23
LK-04-10
LK-04-09
LK-03-08
LK-04-17
LK-04-18
LK-04-16
LK-03-06
LK-04-20
LK-04-19
LK-03-02
LK-03-01
LK-04-11
LK-04-15
LK-03-04

Platinum Group Metals Ltd.
Lakemount Project
WAWA, ONTARIO
Site Plan
Figure 5-1
Roscoe Postle Associates Inc. , Jan. 2005

Figure 20: 2004 Geotem Total Field Magnetics, Flight Lines and EM Conductors

676000
N
W
E
S
Sunrise Intrusion
Magnetic Anomaly
2 - Conductor
Number
1
2
3
4
5
6
7
8
9
10
11
12
13
14
0
1.0 Km

2004 Borehole UTEM Survey

A borehole UTEM survey of the drill holes completed by PTM in the Lakemount Zone area during 2003 and 2004 was commissioned and contracted to Lamontagne Geophysics of Ontario. The aim of this survey was to test the Lakemount Zone for zones of massive sulphide as suggested by the sulphide "balls  as well as for zones of higher-grade net-textured sulphides located within and adjacent to the disseminated sulphide zones intersected to date.

The down hole survey utilized Lamontange's latest Borehole UTEM 4 system which provides simultaneous, 3-axis, oriented EM data for drill holes up to 3000+ metres deep. The UTEM probe is winched down the drill hole to be surveyed and then readings taken from large electrified loops placed around and adjacent the drill hole on a metre by metre basis.  The survey was completed between May 27 and June 19 and tested the down the hole response in all holes drilled by PTM save for holes LK03-04 and LK04-15, 14 holes in total.  Four separate loop alignments were surveyed for the majority of the holes tested to provide better aid three dimensional modeling of the conductors detected.

The interpretation of the UTEM results presented to PTM by Lamontange Senior Geophysicist Geoff Heminsky the most anomaly detected by this survey was a  "complex" anomaly located at a depth of 130 to 155 metres in the vicinity of hole LK04-16. This depth correlates well with the main mineralized intersection in hole LK04-16. Several weaker anomalies were detected and were targets of the Phase 3 drilling program along with the main anomaly.

Phase 3 Diamond Drilling - June-July 2004

Following the completion of the downhole survey a Phase 3 diamond drilling program was commissioned to test both the EM anomalies identified by the downhole survey and the higher grade intercepts recorded to date within the Lakemount Zone. In total 7 diamond drill holes totaling 1623.6 metres were completed. Numerous mineralized intervals were intersected during the course of this program although the source of the downhole anomalies described above remain somewhat enigmatic. The results from the Phase 3 program are tabulated above (Table 23). The Phase 3 program provided additional information concerning the continuity and locally higer grade nature of portions of the Lakemount Zone and provided sufficient information to allow calculation of an inferred resource for the Lakemount Zone (see below).

Resource Definition

Based on the results of the three diamond drill programs completed by PTM Roscoe Postle Associates --- were contracted to prepare an independent resource evaluation of the Lakemount Zone. Due to the lack of detailed analytical and quality control data for the older drill hole data Roscoe Postle's evaluation was limited to the 23 holes completed by PTM in 2003 and 2004. The following information, italized below,  is excerpted from a report titled "Technical Report on the Lakemount Ni-Cu-Zone, Wawa area, Ontario"  prepared by Mr. Dave Rennie and Mr. Greg Mosher of Roscoe Postle Associates Inc..

"RPA carried out a Mineral Resource estimate for the Lakemount Project Sunrise Lake deposit.  The estimate was performed using a block model, constrained by wireframe solid models, and Inverse Distance Squared (ID2) sampling weighting.  The Mineral Resources estimate for Lakemount totals 3.048 million tonnes grading 0.35% Ni, 0.20% Cu, 0.13 g/t Pt, 0.09 g/t Pd, and 0.05 g/t Au at an assumed net smelter return (NSR) cut-off of US$20.00/tonne.  All resources have been classified as Inferred, in accordance with the classification system defined in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines.

Data were supplied to RPA in the form of electronic databases containing records for 23 holes with tables for collar coordinates, surveys, assays and lithologies.  Wireframe 3D models of the surface topography, principal rock types and major faults within the area of interest were also supplied with the data.  As described elsewhere in this report, RPA carried out a check of the assay database, and accepted the survey and lithological, data, and wireframe geological model as being valid.

RPA carried out statistical analyses of the sample database, which included generation of histograms and probability plots.   Sample statistics are shown below in Table 24.

TABLE 24 SAMPLE STATISTICS

Platinum Group Metals Ltd. Lakemount Property

	Ni (%)	Cu (%)	Pt (g/t)	Pd (g/t)	Au (g/t)
	Comp	Comp	Comp	Comp	Comp
Number of Samples	1,797	1,797	1,797	1,797	1,797
Mean	0.222	0.105	0.061	0.043	0.088
Standard Deviation	0.246	0.161	0.104	0.070	0.127
Coef. Of Variation	1.088	1.532	1.711	1.613	1.433
Maximum	3.640	3.210	1.465	1.185	4.890
Median	0.177	0.066	0.032	0.025	0.082
Minimum	0.000	0.000	0.000	0.000	0.000

Compositing

Composites 3.5 m in length were generated within Gemcom for all samples in each of the 23 drill holes.  Compositing commenced at the drill collar and was carried through the length of the hole.  Composited values for copper, nickel, gold, platinum and palladium were simultaneously calculated for each of the composite intervals.

Wireframe Models

Wireframe models of the host ultramafic intrusion, as well as four cross-cutting faults, were supplied to RPA by PTM.  Wireframe models of two mineral zones were constructed by RPA on the basis of a cut-off threshold discussed below.  The 3.5-meter composites were coded according to their estimated dollar value and these value-based categories were then projected onto the drill holes in sectional views at 25-meter intervals throughout the portion of the ultramafic containing the 23 holes that comprise the database.

On the basis of the cut-off threshold discussed below, two zones of mineralization, Footwall and Middle, were then defined on each of the sections through the construction of 3D rings.  These rings were then extruded 12.5 meters on either side of each section, and outlines of the Footwall and Middle Zones were then re-constructed on plans at 10-meter intervals by joining the intercepts of the extruded vertical rings with a second set of 3D rings.  These rings were then joined between levels with tie lines and two solids were generated from the joined rings.  The solids were identified with unique codes and the drill hole pierce points of each of the solids were added to the composite table.  This step permitted a comparison of the boundaries of the constructed solids relative to the dollar value of mineralization that had been previously calculated in the composite table.  Boundaries of the solids were adjusted to accurately reflect the boundaries of composite intervals that met or exceeded the threshold of the cut-off grade.

Capping of High Grades

Copper and nickel grades have not been capped or cut because there are very few outliers and their impact on the composited grades is essentially negligible.  Gold, platinum and palladium grades have been capped: gold at 0.3 g/t, platinum at 0.6 g/t, and palladium at 0.4 g/t.  These capping levels are based upon analysis of curves of change in mean sample grade versus cutting level.  The cap is placed at the grade level at which inclusion of samples of higher grade has a disproportional influence on the average grade relative to the number of samples that lie above that threshold grade.  For gold, the grade is reduced by 0.019 g/t (-18.1%) and affects 4 samples(0.9%); for Pt the grade is reduced by 0.006 g/t (-4.2%) and affects 13 samples (2.9%); for Pd the grade is reduced by 0.005 g/t (-5.0%) and affects 13 samples (2.9%).

The samples were capped prior to compositing.  A table of composite statistics is shown below in Table 25.

TABLE 25 SAMPLE STATISTICS

Platinum Group Metals Ltd. Lakemount Property

	Ni (%)	Cu (%)	Pt (g/t)	Pd (g/t)	Au (g/t)
	Comp	Comp	Comp	Comp	Comp
Number of Samples	149	149	149	149	149
Mean	0.299	0.154	0.103	0.07	0.038
Standard Deviation	0.221	0.157	0.104	0.065	0.034
Coef. Of Variation	0.704	1.021	1.012	0.921	0.907
Maximum	1.105	0.754	0.467	0.303	0.149
Median	0.242	0.096	0.061	0.044	0.026
Minimum	0	0	0	0	0

Geostatistics

Kriging was not used in the grade estimation, so a rigorous geostatistical analysis was not carried out.  Search distance limits for the inverse distance squared (ID2) interpolation were derived from variogram analyses conducted by RPA.  Semi-variograms were generated from the uncapped composited Ni values contained within the wireframe solids.  RPA notes that the Cu variography results were very similar to those for Ni.  RPA further notes that the spacing of the holes made it difficult to interpret short-range structures from the variography.

Some of the variography appears to be supported by the geological interpretation.  Directions of maximum variogram range in the horizontal plane are observed to be 0600 and 1100.  The 1100 direction is roughly parallel to the strike of the Middle Zone and the western portion of the Footwall Zone.  The 0600 direction is roughly parallel to the strike of the Footwall Zone in the eastern portion of the deposit.  The maximum range for both on-strike directions was 60 m.

A maximum down-dip range of 30 m was obtained in the 0200/-60 direction, which corresponds well with the Middle Zone and western FW Zone orientation.  For the eastern FW area, the maximum down-dip ranges varied from 20 to 40 m depending on the interpretation of the variogram.  The variogram generally reached a value equal to the population variance at around 20 m (regardless of orientation).  However, for some directions, there was a sill value for the semi-variogram located at a range of 40 m.  This sill value was typically 20% to 30% higher than the population variance.

Variogram ranges in the order of 20 m to 25 m were obtained in the cross-strike direction (minor axis).

Search Parameters

In RPA's opinion, the semi-variograms indicate that a reasonable maximum search distance along strike would be 60 m.  A down-dip search distance in the order of 30 m to 40 m is also suggested by the variography.  However, RPA notes that the approximate drill spacing is in the order of 50 m, and that constraining the down-dip search to 40 m would leave gaps in the grade estimate.  The geological interpretation and the older drill results indicate that there is continuity down-dip as well as along strike.

RPA recommends using a search ellipsoid measuring 60 m x 60 m in the plane of the mineralization.  The minor axis of the search should measure in the order of 25 m, based on the variography.  RPA recommends extending the search in the minor axis direction to accommodate local variations in orientation of the zones.  RPA carried out estimates using 60 m x 60 m x 25 m and 60 m x 60 m x 50 m search ellipsoids, and the difference in results was negligible.  Consequently, in RPA's opinion, a 60 m x 60 m x 50 m search is reasonable for the Lakemount deposits.

Two search orientations were used in order to more accurately reflect local variations in strike and dip of the deposit.  Both search ellipsoids measured 60 m x 60 m x 50 m.  The strike directions for the search were 1100 for the Middle and western FW Zones, and 0600 for the eastern FW.  The dips were 800N for the Middle and western FW, and 600NW for the eastern FW.

Bulk Density

Bulk density measurements were made by PTM on about 130 drill core samples using the water immersion method.  These produced an average density of 2.97 t/m3.  A sub-population of measurements from within the mineral zone solids was then extracted from the total of bulk density measurements.  This sub-population comprised twenty eight (28) measurements with an average density of 3.01 t/m3.  This figure was used in the block model tonnage estimate.

Block Model Validation

RPA conducted a number of validation exercises on the block model.  These included:

  Inspection of the block model in plan and section and visual comparison of block grades to drill data.

  Statistical comparison of composite grades versus block grades.

  Re-estimation of the grade using different search parameters.

Global block and composite statistics are provided below:

TABLE 26 COMPOSITE VS BLOCK STATISTICS

Platinum Group Metals Ltd. Lakemount Property

	Ni (%)		Cu (%)		Pt (g/t)		Pd (g/t)		Au (g/t)
	Comp	Block	Comp	Block	Comp	Block	Comp	Block	Comp	Block
Number	149	2,315	149	2,315	149	2,315	149	2,315	149	2,315
Mean (g/t Au)	0.299	0.307	0.154	0.175	0.103	0.115	0.070	0.077	0.038	0.430
Standard Deviation	0.221	0.148	0.157	0.125	0.104	0.084	0.065	0.051	0.034	0.026
Coef. Of Variation	0.704	0.484	1.021	0.715	1.012	0.728	0.921	0.657	0.907	0.593
Maximum	1.105	0.990	0.754	0.580	0.467	0.430	0.303	0.270	0.149	0.140
Median	0.242	0.280	0.096	0.130	0.061	0.080	0.044	0.060	0.026	0.040
Minimum	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

The block model grade estimate was re-run several times using widely ranging search parameters (distances, orientations, and number of composites).  Changing these parameters did not appear to affect the overall estimate much, usually resulting in differences in tonnage and grade in the order of plus or minus 10% or less.  In RPA's opinion, this indicates that the estimate is well constrained by the geological interpretation, and is quite robust.

Classification

Mineral Resources have been classified in accordance with the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, as incorporated in National Instrument 43-101.  Resource blocks are classified as Measured, Indicated, or Inferred, depending on the level of confidence of the estimate.

All of the Mineral Resources at Lakemount have been classified as Inferred, owing to the limited amount of data available upon which the database is constructed.  Analytical data exist for about 150 holes drilled during previous exploration of the Property, but as critical information relative to the sampling and analytical procedures, and reproducibility of values obtained, is not available, these data were not used.  Removal of the old data leaves a total of 20 recent holes (3 are outside the deposit area) upon which to base the estimate, which in RPA's opinion, is appropriate for an Inferred classification only.

Cut-Off Grade

Application of a cut-off grade is required by NI 43-101 in order to classify mineralized material as a Mineral Resource.  In order to define a reasonable cut-off grade at this early stage of the project, assumptions regarding scale of operation, mining methodologies, mining and metallurgical recoveries, operating costs and metal prices are necessary.  RPA is not aware of any economic assessments that have been conducted on the Lakemount Property, so estimates of cost have been drawn from a similar operations in the area, and estimates of metal prices from historic three-year trends of the commodities of likely economic significance, copper, nickel, gold, platinum, and palladium.

Because there are five metals that contribute to the potential value of the Lakemount deposit, RPA has used a net smelter return approach to cut-off grade instead of using the grade of a single metal.  The assumption used to derive the NSR cut-off in US dollars is outlined below.

Given the grade and morphology of the Lakemount deposit, mining by open-pit methods is the most reasonable method of extraction.  It can also be reasonably assumed that concentrates will be produced on-site and shipped by rail to Sudbury for refining.  Lakemount is very close to road, rail, and powerline facilities, which will have a beneficial impact on operating and capital costs.

Open pit mining and milling costs are estimated to be US$8.50/tonne.  Mill recovery for Cu and Ni is estimated to be 90%.  A concentration ratio of 25:1 is assumed, together with transportation and smelting costs of US$240/t of concentrate.  It is further assumed that the smelter will pay 90% of the value of recoverable base metals.  Calculated on a per-tonne-mined basis, the transportation and smelting costs equate to US$10.66/t, for a total of approximately US$20/t. It was further assumed that overall payable precious metal (i.e. Au, Pt and Pd) value would be 50 % of the in situ grade.

Metal prices were estimated on the basis of three-year historic trends.  The following metal prices were used in the model:  Cu US$1.00/pound; Ni US$4.50/pound; Au US$375/ounce; Pt US$800/ounce; Pd US$250/ounce.  Conversion factors of 22.05 pounds per percent and 31.103 grams per ounce were used.

On the basis of these assumptions and estimates, RPA estimates that a cut-off cost of US$20.00/tonne is reasonable for the Lakemount model, and the size and grade of the Inferred Resource is predicated upon this threshold value.

Mineral Resources Report

The Mineral Resource estimate at a range of cut-off grades is given below in Table 27.

TABLE 27 MINERAL RESOURCE ESTIMATE

Platinum Group Metals Ltd. Lakemount Property

Cutoff	Volume	Density	Tonnage	AU	PT	PD	NI	CU	NSR
$/t	K cu. m.	t/cu. m.	Kt	g/t	g/t	g/t	g/t	g/t	$/t
>100	1.96	3.01	5.91	0.11	0.30	0.17	0.97	0.50	101.76
75	50.55	3.01	152.16	0.10	0.32	0.21	0.74	0.48	81.31
50	184.18	3.01	554.39	0.08	0.26	0.17	0.60	0.40	66.08
45	237.96	3.01	716.27	0.08	0.24	0.16	0.56	0.37	61.79
40	326.77	3.01	983.57	0.07	0.22	0.14	0.51	0.35	56.52
35	425.83	3.01	1,281.75	0.07	0.20	0.13	0.47	0.32	52.02
30	575.21	3.01	1,731.38	0.06	0.18	0.12	0.43	0.28	46.84
25	785.08	3.01	2,363.09	0.06	0.15	0.10	0.38	0.23	41.61
20	1,026.30	3.01	3,089.17	0.05	0.13	0.09	0.35	0.20	37.07

At the $20/t NSR cut-off value, the total Inferred Mineral Resources are 3.09 million t grading 0.35% Ni, 0.20% Cu, 0.13 g/t Pt, 0.09 g/t Pd, and 0.05 g/t Au.

Interpretation and conclusions

RPA has carried out a Mineral Resource estimate for the Lakemount Project and draws the following conclusions:

  The Lakemount is a nickel-copper-gold-PGE deposit hosted by the Sunrise Ultramafic Intrusive.

  Recent exploration work by Platinum Group Metals Ltd. comprised the drilling of 23 NQ holes with an aggregate length of 4,793.4 meters.

  Sampling of core has been carried out in a fashion consistent with common industry practice.

  Assaying has been carried out in an accredited commercial laboratory using industry-standard protocols.

  Assay QA/QC protocols are appropriate and conform to common industry practice.

  The geological database compiled by PTM is relatively free of errors and has been configured by RPA for use in Mineral Resource estimation.

  The Mineral Resource estimate was carried out using a block model constrained by wireframe models.  Grade interpolation was performed using inverse distance weighing to the second power.  RPA considers the estimation methodology to be appropriate for the mineralization at Lakemount.

  There is some skewness in the distribution of precious-metal grades.  Gold grades have been capped at 0.3 g/t, platinum at 0.6 g/t and palladium at 0.4 g/t.  Copper and nickel grades have not been capped.

  RPA used a search ellipsoid measuring 60 m x 60 m x 50 m, oriented parallel to the interpreted trend of the sulphide mineralization.

  The block model was constrained with wireframe models constructed from "extruded" plan view interpretations of the outline of the mineralized zones.

  The estimated bulk density (3.01 t/m3) is based on tests conducted on drill core and, is considered to have been derived in a reasonable fashion.

  RPA carried out validation exercises on the block model and considers it to be a reasonable estimate of mineral resources at Lakemount.

  The Mineral Resources have all been classified as Inferred.

  RPA is of the opinion that the above-stated Mineral Resource estimate meets the definition of Inferred Mineral Resources as stated by NI 43-101 and defined by the CIM Mineral Resources and Reserves Definitions and Guidelines as adopted by the CIM council on August 20, 2000.

Recommendations

RPA makes the following recommendations:

  Additional bulk density measurements should be made from the core in order to provide a better basis for tonnage estimates.

  Metallurgical test work should be carried out to determine potential metal recoveries.

  A preliminary assessment should be undertaken to assess the project economics.

  If the results of the preliminary assessment are encouraging, additional drilling should be done to move the mineral resource into the indicated category preparatory for feasibility work.

The following information is excerpted from the technical report on the Lakemount Property prepared by Wagner as noted above.

Sampling Method, Preparation, Analysis and Security

Prior to the recent (post October 2003) programs by PTM all work reported herein is historic and the bulk of said records provide little to no information on analytical methods employed or insufficient information to determine the quality of the reported analytical results. As indicated above the historically recorded PGE values from the property must be treated with a great deal of skepticism as they pre-date the advent of modern analytical methods for PGE's and PTM has not been able to reproduce similar values in twinned or near twinned drill holes. None of the previous operators on the Lakemount Project appear to have conducted any internal quality control or security programs, or if they did the results are not reported in the information available to the author.

PTM maintains certain sampling criteria and adheres to a strict quality control and assurance program in all of its exploration activities. With respect to the drilling programs completed on the Lakemount Project collar locations were surveyed using modern GPS equipment providing sub 10 metre accuracy. The supervising geologist, Mr. Dennis Gorc, personally supervised on-site drill core logging and sampling as well as sample shipping.

Once drill core from the Lakemount drill program had been logged in detail it was prepared for sampling. Sample intervals, ranging in width from 0.5 to 2.0 metres, were selected on the basis of lithological changes, changes in style/% of mineralization, alteration and structure. In general uniform sequences of poorly sulphide mineralized material were sampled at 2.0 metre intervals while sampling was decreased to either 0.5 or 1.0 metres in areas of heavier mineralization or more variable geology.

Once the sampling intervals had been selected the core was sawn in half with half of the core be retained for future reference. The retained core is stored in boxes labeled with hole number and down hole depth at PTM's storage facility in Wawa, Ontario. The second half of the sample was placed in previously sequentially numbered clear plastic sample bags, along with a similarly numbered sample tag, and sealed. Individual sample bags were placed in plastic pails for shipping and when full each pail was sealed and then secured with a numbered plastic tie-down to insure security during shipping.

Sample pails were transported from Wawa to the preparation facilities of ALS-Chemex in Thunder Bay, Ontario via Manitoulin Transport. ALS-Chemex was instructed to inspect each shipment received for evidence of potential tampering during transport and did not report any concerns. Once the samples were received in Thunder Bay they were unpacked, inspected and recorded into ALS's sample tracking software by sample number.

Preliminary preparation of the samples was completed in Thunder Bay in a facility which has undergone previous inspection by the author and other personnel associated with the company. Sample rejects and the balance of the prepared pulp were retained by ALS-Chemex for future reference and a 100g packet of the pulp was then shipped to ALS-Chemex main laboratory facility in Vancouver, B.C. for analysis (analytical methods discussed in more detail below).

In order to maintain the chain of custody sample results are first reported to the supervising geologist who must check the quality control data on each batch and confirm the quality of the data prior to accepting the analytical results. Sample results are initially delivered by email rather than fax to limit inadvertent view of the analytical information. Final signed assay certificates are only delivered once the data has been accepted by PTM.

No significant concerns with regard to sampling procedures, shipment or sampling handling occurred during the Phase 1-3 drilling programs at Lakemount.

Quality Control

PTM adheres to a strict, internal quality control program which is centered around the insertion of blanks, duplicates and analytical standards into the sequentially numbered sample stream. The procedures supplement the internal quality control procedures undertaken by the analytical facilities being used.

Blank samples are, in the case of drill core, normally collected from previously drilled intervals of non-mineralized material. Blanks provide both baseline data for the analytical process as well as a check on the cleanliness of the preparation and analytical facilities. Duplicate samples for the Lakemount program consisted randomly selected rejects selected at pre-determined intervals by the analytical facility. Duplicates provide a check on the reproducibility of the sample results. Analytical standards are pre-prepared and package pulps which have been subjected to round-robin analysis at a number of labs and for which an accepted value has been arrived at and for which an acceptable analytical range has been statistically determined. In the case of the Lakemount program analytical standards were supplied by Canadian Resources Labs and Analytical Services Inc.

During the 2003 drilling program one blank, one duplicate sample and two standards (one to check for PGE values and a second for Ni-Cu values) were randomly inserted into the sequentially numbered sample stream once in every 40 samples. This number was reduced to one in every 30 samples during the 2004 drill program to better insure that one standard, one blank and one duplicate sample was present in each oven batch fired by ALS-Chemex.

Only minor discrepancies were noted during the 2003 and 2004 drilling programs between accepted values for the analytical standards and reported values. These were resolved to the satisfaction of PTM.

Analytical Methodology

Similar analytical methods were employed for all samples from the 2003 and 2004 drill programs. Upon receipt ALS-Chemex personnel in Thunder Bay, Ontario recorded and entered into sample tracking software the sample numbers in each sample shipment received from PTM. Samples were then, in sequential order, weighted and crushed. A 250 g split of the crushed sample was then pulverized to allow >85% of the sample to pass a 75 micron screen. A 100 gram split of the prepared pulp was then sent by air freight to Chemex's analytical facilities in North Vancouver, B.C..

Pt, Pd and Au analysis were completed via 30 gram conventional fire assay with an ICP finish. The samples were also analyzed for a package of 27 elements by ICP-AES following four acid digestion and HCL leaching. Overlimit samples for Cu, Ni, Co and Zn reported from the ICP results were reanalyzed by atomic absorption spectrometry after similar preparation.

As indicated above data were then reported to the project geologist by email for quality control confirmation.

Data Verification

Considerable portions of this report are drawn either from historical records preserved by the Ontario Ministry of Northern Development of Mines, either as assessment reports or technical reports, or from company reports and news releases. While the author has reviewed this data and believes it to be factual no warrants as to the accuracy of said data are or can be made.

As indicated above PTM has completed a number of drill holes into the Lakemount Zone to both explore for extensions of the known zones of mineralization and to verify the results of previous drilling on the property. Also as indicated above PTM's drilling has indicated, that while there are significant PGE values associated with the nickel-copper mineralization of the Lakemount Zone, they are not in the multi-gram range as suggested by previous records. Correlation between historically reported Ni-Cu grades and results from recent drilling indicate that previously reported sample results for these two metals are reliable within the nature variability of the material being sampled.

Neither the author nor PTM has made any effort to validate the reported grades associated with the other mineralized zones on the property as these have not been the focus of on-going exploration by the company. As such the author has relied solely on historical reported information contained mainly within the assessment records of the Ontario Ministry of Northern Development and Mines. Should the focus of said activities change or expand outside the Lakemount Zone then additional sampling will be required to verify the results of the previous work.

Nipigon Project, Ontario

The Company's Nipigon Project includes the Seagull, Disraeli, Posh, Moss Lake, Pebble, Thread and Farmer Lake Properties.  An initial diamond drilling and geophysical program had been completed on the Seagull Property at the time of writing and assay results were pending. While the Nipigon Project is not considered material to the affairs of the Company at this time, this may change as assay results are returned and additional work by other companies in the area is taken under consideration.

Item 5 - Operating and Financial Review and Prospects

The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for each of the three years ended August 31, 2004 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  The Company's consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian GAAP.  Differences between Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 14 to the accompanying Consolidated Financial Statements.

Critical Accounting Policies

The Company's accounting policies are set out in Note 2 and 14 of the accompanying Consolidated Financial Statements.  There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

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

a.

the Company's work program on a property has significantly changed such that previously identified resource targets or work programs are no longer being pursued;

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

Under U.S. GAAP, the Company expensed all costs relating to the exploration of its mineral properties prior to the establishment of proven and probable reserves.  After that point, these costs are capitalized as development costs.  When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method

The Company's financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions.  Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results are likely to differ from our current estimates and those differences may be material.

During the fiscal year ended August 31, 2004, net loss under US GAAP was $4,675,466 (2003 - $2,580,499; $2002 - $2,466,754), which was $2,432,839 (2003 - $831,506; 2002 - $965,134) higher than the net loss under Canadian GAAP.  Of this difference, $2,117,087 (2003 - $921,778; 2002 - $350,237) relates to the fact that under US GAAP, exploration costs are expensed as incurred rather than capitalized until management has determined that an impairment exists in the carrying value of the property, under Canadian GAAP.  Also, $190,242 (2003 - $15,185; 2002 - $204,600) of the difference relates to the fact that the accounting for income taxes on the issuance of flow-through shares is different between Canadian GAAP and US GAAP.  Furthermore, $125,510 (2003 - $105,457 (recovery); (2002 -$142,747) of the difference relates to the fact that under US GAAP, stock options which have been repriced are subject to variable accounting.  In 2002, net loss was $286,000 higher due to the expensing of stock options granted to consultants, under US GAAP.

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

The Company has mineral properties and deferred exploration expenditures of $5,995,550 at August 31, 2004 compared to $3,891,653 at August 31, 2003 and $2,951,089 at August 31, 2002.  The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various agreements and the completion of the development of its properties, any future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis.  The Company has incurred losses since inception of $7,077,883 and has a working capital surplus at August 31, 2004 of $2,364,360; in light of these facts, there is some doubt as to the ability of the Company to continue as a going concern.

Future write-downs of properties are dependent on many factors, including general and specific assessments of mineral resources, the likelihood of increasing or decreasing the resources, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, taxation, labor and capital costs.  It is not possible to assess the monetary impact of these factors at the current stage of the Company's properties.  The dollar amounts shown as mineral properties and deferred exploration expenditures are direct costs of acquiring, maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of administrative management salaries based on time spent and directly related to specific properties.  These amounts do not necessarily reflect present or future values.

Additional financing will be required for further exploration and development of the Company's properties.  Although the Company has been successful in the past in raising funds, there is no assurance that it will be able to raise the necessary capital to meet its funding obligations.

The Company has not been required to make any material expenditure for environmental compliance to date.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in the environmental regulations.  Both the likelihood of new regulations and their overall effect upon the Company are not predictable.  See "Item 3 - Key Information, Risk Factors."

Operating Results

Year Ended August 31, 2004 Compared to the Year Ended August 31, 2003

During the year the Company incurred a loss of $2,242,627 (2003 - $1,748,993).  Included were mineral property write down expenses of $1,044,542 (2003 - $815,714) and a provision for future income tax recoveries of $278,000 (2003 - $212,400).

The Company increased its general level of activity in the past year both in Canada and South Africa.  The Company actively reviewed many potential property acquisitions during the year.  The Company also increased efforts to raise its profile and liquidity in the capital markets.  Due to these factors the Company has incurred generally higher costs in 2004 over prior years.

Net general and administration expenses in 2004 were $1,381,432 (2003 - $905,248) after accounting for interest and other income of $430,106 (2003 - $177,068).  During the years 2002, 2003 and 2004 the Company grew substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa.  General and administrative expenses are generally higher as a result of this growth.  During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground.  The costs described above include corporate finance fees of $100,000 (2003 - $nil); management and consulting fees of $322,996 (2003 - $232,201); office and miscellaneous expenses of $106,306 (2003 - $ 64,263); professional fees of $130,383 (2003 - $143,357); salaries and benefits of $404,936 (2003 - $167,115); shareholder relations expense of $38,090 (2003 - $159,532); travel expenses of $231,507 (2003 - $50,364); and promotion expenses of $126,464 (2003 - $42,560).  Stock compensation expense, a non-cash item, amounted to $92,881 in 2004 (2003 - $42,051).  An amount of $6,500 (2002 - $29,875) in expense relates to Part XII.6 tax applied by the Canadian Federal government on unspent flow-through funds from the previous year.  An amount of $4,591 (2003 - $41,508) was expensed for new property investigations during the period. Interest and other income for the year totaled $430,106 (2003 - $177,068).

Acquisition costs deferred during the current year totaled $515,777 (2003 - $459,809).  Exploration and development costs deferred in 2004 totaled $2,711,412 (2003 - $1,296,469).  Of that amount $1,330,643 (2003 - $483,889) was incurred on the Company's Canadian properties.  An amount of $1,380,769 (2003 - $812,580) was incurred on the Company's South African properties.

Cost recoveries before adjustments on mineral properties during the year amounted to $78,750 (2003 - $(40,335)).  In 2003, recoveries amounted to $141,539, but after recognizing an adjustment for $181,874 in work converted to shares by Wheaton River, the net amount for the year was a charge of $40,335.  During the year $1,044,542 (2003 - $815,714) in deferred costs relating to mineral properties were written off.  An amount of $1,018,252 (2003 - $510,830) was written off for Ontario projects while the balance of $26,290 (2003 - $304,884) related to South African write offs.  See Note 6 of the Company's annual Audited Financial Statements.  On the Company's Agnew Lake Property located west of Sudbury, Ontario, Joint Venture partners Pacific Northwest Capital and Kaymin Resources Limited, (a subsidiary of Anglo American Platinum Corporation Limited), continue to explore and, to date, have spent approximately $2.5 million on the property.

During 2004 the Company spent $302,573 (2003 - $288,320) on exploration work on its Shelby Lake and Lac des Iles, Ontario properties.  Work consisted mostly of drilling, mapping and geochemistry.

The Company is not adversely affected by inflation at the present time, and is not likely to be in the near future.  However, there is no guarantee that this will remain to be the case.  High or extreme rates of inflation would adversely affect the Company.

The Company may be adversely or favorably affected by foreign currency fluctuations.  In the normal course of the business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand.  The Company also has cash and certain liabilities denominated in South African Rand.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.  In the past year, the South African Rand has gained in value against the Canadian dollar by approximately 10%.

Year Ended August 31, 2003 Compared to the Year Ended August 31, 2002

During 2003, the Company incurred a loss of $1,748,993 (2002 - $1,501,620).  Included were mineral property write down expenses of $815,714 (2002 - $1,090,871) and a provision for future income tax recoveries of $212,400 (2002 - $453,600).  General and administrative expenses totaled $1,082,316 (2002 - $835,540) before interest and other income of $177,068 (2002 - $23,028).  General and administrative costs that increased in 2003 include management and consulting fees of $274,252 (2002 - $154,562), rent of $41,896 (2002 - $18,870), salaries and benefits of $167,115 (2002 - $75,584), and travel and promotion of $92,924 (2002 - $40,966).  Several general and administrative items actually decreased in 2003.  The Company became more active acquiring property and conducting exploration in the Republic of South Africa in Fiscal 2003, thereby increasing costs in general.  The Company also remained active in Canada.  The increased activity level necessitated the addition of several staff members in Canada, the appointment of consultants in Africa, and the acquisition of additional office space in Canada.  The Company hired one qualified employee to manage investor relations as of April 2003.  As a result, shareholder relations expenses were reduced to $159,532 in 2003 (2002 - $203,138).  The Company incurred an investment loss of $187,000 on Active Gold Group Ltd. during 2003 (2002 - nil).

During 2003 the Company focused most of its acquisition efforts on properties within the Bushveld Complex of South South Africa.  Exploration activities were conducted in both Canada and South Africa during 2003.  Combined acquisition and exploration costs for the year, net of recoveries, totaled $1,756,278 (2002 - $2,974,603).  Of that amount, approximately $653,317 (2002 - $721,000) was incurred on the Company's Thunder Bay properties, approximately $(23,697) (2002 - $92,197) was recovered on the properties near Sudbury and approximately $1,126,658 (2002 - $114,000) was incurred on the Company's South African properties.  During 2003, $815,714 (2002 - $1,090,871) in net deferred costs relating to mineral properties were written off.  A detailed breakdown of these costs can be seen in Note 6 of the Consolidated Financial Statements.

Year Ended August 31, 2002 Compared to the Year Ended August 31, 2001

During 2002, the Company incurred a loss of $1,501,620 (2001 - $482,687).  Included were mineral property write down expenses of $1,090,871 (2001 - $7,325) and a provision for future income tax recoveries of $453,600 (2001 - nil).  General and administrative expenses totaled $835,540 (2001 - $486,269) before interest and other income of $23,028 (2001 - $60,582).

General and administrative expenses for 2002 totaled $812,512 (2001 - $425,687), net of interest and other income of $23,028 (2001 - $60,582).  Shareholder relations expense, consisting of web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $203,138 (2001 - $74,452).  Transfer agent and listing and sustaining fees totaled $28,277 (2001 - $27,353).  Professional fees of $184,209 (2001 - $130,311) were incurred for legal, audit and accounting services.  Other taxes of $47,391 (2001 - nil) were incurred relating to Part XII.6 Tax.  This tax is calculated as interest on the unspent balance of flow through funds held until December 31, 2001.  Management fees expense totaled $154,562 (2001 - $86,453).  The Amalgamation in February 2002 and increased activity in Canada and South Africa have resulted in higher costs in 2002 as opposed to 2001.

On February 18, 2002, the Company acquired many of its Thunder Bay and Sudbury properties through the Amalgamation with NMM.  At February 18, 2002 these properties had a net acquisition cost to the Company of $1,930,444.  Including the properties from NMM, property acquisition costs incurred and deferred during the year totaled $2,195,517 (2001 - $171,722).  Exploration and development costs deferred for the year totaled $977,795 (2001 - $783,590).  Of that amount, approximately $721,000 was incurred on the Company's Thunder Bay properties, approximately $112,000 was incurred on the properties near Sudbury and approximately $114,000 was incurred on the Company's new South African properties.  Approximately $31,000 was spent in the Northwest Territories.  Cost recoveries on mineral properties during the year amounted to $198,709 (2001 - $300,000).  During the year, $1,090,871 (2001 - $7,325) in net deferred costs relating to mineral properties were written off.  A breakdown of these costs can be seen in Note 6 of the Consolidated Financial Statements.

Liquidity and Capital Resources

The working capital of the Company is a direct result of the excess of funds raised from the sale of equity shares and the receipt of property payments over expenditures into acquisition and exploration costs as well as administrative expenses.  The working capital balance at the end of the following periods were:  August 31, 2004 - $2,364,360; August 31, 2003 - $984,333; and August 31, 2002 - $1,284,919.  Fluctuations in working capital stem from timing differences between when money is raised from equity issues and when expenditures are committed on exploration.

Cash and cash equivalents at August 31, 2004 totaled $2,423,176 compared to $994,650 at August 31, 2003 and $898,907 at August 31, 2002.  The cash and cash equivalents are attributable primarily to the issue of share capital.  Aside from cash and cash equivalents, the Company had no material unused sources of liquid assets at August 31, 2004, 2003 or 2002.

During Fiscal 2004, the Company issued a total of 6,756,148 Common Shares. Of this 6,745,239 Common Shares were issued for cash proceeds of $5,981,397. A further 10,909 shares were issued for mineral properties for a value of $3,600. Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes.  The Company's primary source of capital has been from the sale of equity.  The primary use of cash during the year was for acquisition and exploration expenditures, being approximately $3.2 million (2003 - $1.8 million), management fees and expenses of $322,996 (2003 - $232,201) and other general and administrative expenses of $1,488,542 (2003 - $850,115).

During Fiscal 2003, the Company issued 5,605,635 Common Shares.  Of this, 5,557,939 shares were issued for cash proceeds of $2,358,395.  A further 47,696 shares were issued for mineral properties for a value of $16,140.  The Company issued 571,603 shares on exercise of an option in exchange for previous reimbursement of exploration expenditures in the amount of $200,061.

During 2002, the Company issued 12,435,150 Common Shares.  Of this, 6,864,001 shares were issued for cash proceeds of $1,951,135.  A further 102,728 were issued for mineral properties for a value of $36,509.  In February 2002 a total of 5,486,421 shares were issued to acquire NMM.  These shares were valued at $1,310,385.  See "The Amalgamation".

Research and Development, Patents and Licences, etc.

The Company does not engage in research and development activities.

Trend Information

Factors which may have a material effect on the Company's future financial condition are set forth in "Item 3 - Key Information, Risk Factors".

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 - 3 Years	3 - 5 Years	> 5 Years
Acquisition payments	$8,582,148	$209,800	$3,570,194	$4,799,154	$3,000
Exploration costs	$17,075,000	$1,715,000	$4,860,000	$8,500,000	$2,000,000
Lease obligations	$294,200	$103,817	$171,167	$19,216	0
Totals	$25,951,348	$2,028,617	$8,601,361	$13,318,370	$2,003,000

Item 6 - Directors, Senior Management and Employees

Directors and Senior Management

The following table sets out certain information concerning the directors and executive officers of the Company.  Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act ("BCA").  The officers are appointed at the pleasure of the board of directors.

Name, Position, Age and Country of Residence	Principal Occupation or Employment	Date Appointed
R. MICHAEL JONES Chairman, President, CEO and Director Age: 41 Resident of Canada	Professional Geological Engineer Chairman, President, CEO and Director of the Company	February, 2000
BARRY SMEE (1) (2) Secretary and Director Age: 58 Resident of Canada	Geologist and geochemist President of Smee & Associates, a consulting, geological and geochemistry company; Director and Secretary of the Company	February, 2000
IAIN McLEAN (1) (2) Director and Consultant of Corporate Development Age: 49 Resident of Canada	Vice-President and General manager of Total Care Technologies, a division of Ad Opt Technologies Inc.; Director of the Company	October, 2000
ERIC CARLSON (1) Director Age: 46 Resident of Canada	President of Anthem Properties, real estate development, investment and management business established in 1991.	February, 2005
FRANK R. HALLAM CFO and Director Age: 45 Resident of Canada	Chartered Accountant CFO and Director of the Company	February, 2002
DENNIS GORC Manager, Research and Project Acquisitions Age: 52 Resident of Canada	Geologist Manager, Research and Project Acquisitions of the Company	January, 2000
JOHN GOULD Managing Director of PTM-RSA Age: 47 Resident of South Africa	Geologist Managing Director of PTM-RSA	June, 2003

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

Eric Carlson, Director

Mr. Carlson has over 17 years of real estate investment, development, and management experience. Mr. Carlson has been President and Chief Executive Officer of Anthem Properties Corp. ("Anthem") since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the United States. Mr. Carlson has also been President and a director of Kruger Capital Corp. since December 1992. Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.  Currently Mr. Carlson spends approximately 5% of his time devoted to the Company.

Mr. Carlson is also a director of MAG Silver Corp., a public company with silver properties in Mexico.

Dennis Gorc, B.Sc, PGeo, Manager, Research and Project Acquisitions

Mr. Gorc holds a Bachelor of Science in Engineering (B.Sc Eng.) from Queens University (1976).  Mr. Gorc has been self employed since 1995 and has been Vice President, Exploration of the Company since May 25, 2000.  Mr. Gorc's experience includes exploration in most parts of Canada and foreign experience in Indonesia, Central America, Guyana and Siberia. His experience is in a variety of geological settings and environments but not specifically for PGE deposits prior to work with the Company.  Currently Mr. Gorc spends approximately 100% of his time devoted to the Company.  His responsibilities include oversight of the Company's exploration programs and execution of Lakemount and Sudbury programs.

John Gould, Managing Director of PTM-RSA

Mr. Gould is a senior mining executive with over 21 years of experience working for companies in South Africa such as Goldfields of South Africa, Johannesburg Consolidated Investments and Harmony Gold Mining Company Ltd. Mr. Gould served as a production geologist for Rustenburg Platinum Mines' Amandelbult Section on the Western Bushveld Complex where he gained extensive shaft-sinking experience.  Mr. Gould served as Mine Manager of a Witwatersrand Gold Mine for Harmony and then moved to the New Business Division where he was involved in target generation, optimization of contiguous properties, and mergers and acquisitions.

Compensation

The following table sets forth all compensation paid or accrued by the Company to its directors and members of its administrative, supervisory or management bodies for Fiscal 2004.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
R. Michael Jones Chairman, President, CEO and Director	2004	$Nil	$Nil	$132,319	Nil	$Nil	$Nil	$Nil
Barry Smee Secretary and Director	2004	$Nil	$Nil	$7,934	Nil	$Nil	$Nil	$Nil
Eric Carlson Director	2004	$Nil	$Nil	$Nil	50,000 (2)	$Nil	$Nil	$Nil
Iain McLean Director	2004	$Nil	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
Frank Hallam Chief Financial Officer and Director	2004	$108,000	$Nil	$Nil	75,000 (1)	$Nil	$Nil	$Nil
Dennis Gorc Manager, Research and Corporate Acquisitions	2004	$Nil	$Nil	$100,100	Nil	$Nil	$Nil	$Nil
John Gould Managing Director, PTM-RSA	2004	$Nil	$Nil	$145,000	75,000 (1)	$Nil	$Nil	$Nil

(1)

Stock options granted on September 17, 2003 are exercisable at $0.70 per share and expire on September 17, 2008.

(2)

Stock options granted on April 13, 2004 are exercisable at $1.40 per share and expire on April 13, 2009.

During Fiscal 2004, there were two consulting agreements outstanding with its directors and officers.

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

Effective February 27, 2001, the Company entered into a management services agreement (the "Gorc Agreement") with Dennis Gorc, the Manager of Research and Corporate Acquisitions of the Company pursuant to which Mr. Gorc is paid a fee of $325 per day for geological and exploration management services.  The initial term of the Gorc Agreement is one year commencing from February 27, 2001 and thereafter the Company may renew the Gorc Agreement for further one-year terms by providing Mr. Gorc with written notice at least 30 days prior to the expiration of the current term.

The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

Board Practices

The Board of Directors presently consists of five Directors.  Each Director was elected at the annual general meeting of the shareholders of the Company held on February 22, 2005.  Each Director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).  See "Directors and Senior Management" for the dates on which the current Directors of the Company were first elected or appointed.

The Company has not entered into contracts providing for benefits to the directors upon termination of employment.

Board Committees

The Audit Committee and the Compensation Committee, being the only committees of the board, are composed of a majority of the members who are both outside and unrelated directors.

The Audit Committee

The Audit Committee consists of three independent and unrelated directors. The role of the Audit Committee is to assist the board in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to: (i) the integrity of the Company's financial statements; (ii) the financial reporting process; (iii) the systems of internal accounting and financial controls; (iv) the performance of the Company's internal audit function and independent auditors; (v) the independent auditor's qualifications and independence; and (vi) the Company's compliance with ethics policies and legal and regulatory requirements.

The principal responsibilities of the Audit Committee include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, evaluating the performance of the Company's auditors, pre-approving all audit and non-audit services provided by the auditors and establishing the remuneration of the auditors.

The following is the text of the current Charter for the Audit Committee as adopted by the Board on January 11, 2005. Such Charter may be amended by the Board in the future in light of evolving corporate governance standards.

Overall Purpose / Objectives

The Audit Committee will assist the board of directors (the "Board") in fulfilling its responsibilities. The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationshipswith the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company's business, operations and risks.

Authority

The Board authorizes the audit committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings as appropriate.

Organization

Membership

The Audit Committee will be comprised of at least three members, a majority of which are not officers or employees of the Company, at least one of whom will have accounting or related financial management expertise

The chairman of the Audit Committee will be nominated by the committee from time to time.

A quorum for any meeting will be two members.

The secretary of the Audit Committee will be the Secretary of the Company, or other such person as may be nominated by the Chairman of, and approved by, the Audit Committee.

Attendance at Meetings

The Audit Committee may invite such other persons (e.g. the President or Chief Financial Officer) to its meetings, as it deems appropriate.

Meetings shall be held not less than four times a year. Special meetings shall be convened as required. External auditors may convene a meeting of the Audit Committee if they consider that it is necessary.

The proceedings of all meetings will be minuted.

Roles and Responsibilities

The Audit Committee will:

Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

Review any legal matters which could significantly impact the financial statements as reported on by the Company's counsel and meet with outside independent counsel whenever deemed appropriate.

Review the annual and quarterly financial statements, including Management's Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

Meet with management and the external auditors to review the annual financial statements and the results of the audit.

Evaluate the fairness of the interim financial statements and related disclosures including the associated Management's Discussion and Analysis, and obtain explanations from management on whether:

(a)

actual financial results for the interim period varied significantly from budgeted or projected results;

(b)

generally accepted accounting principles have been consistently applied;

(c)

there are any actual or proposed changes in accounting or financial reporting practices; or

(d)

there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

Review the performance of the external auditors and approve in advance provision of services other than auditing.  Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Board authorizes the Chairman of the Audit Committee to approve any non-audit or additional audit work which the Chairman deems as necessary and to notify the other members of the Audit Committee of such non-audit or additional work.

Make recommendations to the Board regarding the reappointment of the external auditors and the compensation to be paid to the external auditor.

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

Review and approve the Company's hiring policies regarding partners, employers and former partners and employees of the present and former external auditors of the Company.

Establish a procedure for:

(a)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(b)

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

Perform other functions as requested by the full Board.

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

Review and recommend updates to the charter; receive approval of changes from the Board.

With regard to the Company's internal control procedures, the Audit Committee is responsible to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(b)

review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate; and

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)

periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

The Compensation Committee

The Compensation Committee will consist of one unrelated director, Mr. McLean, and one outside director, Mr. Smee, who, although he is a non-executive and not compensated for his service as an officer, is considered an inside director due to the fact that he is the Secretary of the Company. The role of the Compensation Committee is primarily to administer the Company's Stock Option Plan and to determine the remuneration of executive officers.

Employees

At August 31, 2004, the Company had 13 full time employees and 2 part time employees.  In comparison, the Company had 9 full time employees and 2 part time employees at August 31, 2003 and two full-time employees and no part-time employees at August 31, 2002.

Share Ownership

With respect to the persons listed in “Compensation,” above who are current directors, officers or employees of the Company, the following table discloses the number of Common Shares and percent of the Common Shares outstanding held by those persons, as of March 11 , 2005.  The Common Shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class (3)
R. Michael Jones Chairman, President, CEO and Director	1,497,365 (4)	4.0%
Barry Smee Secretary and Director	41,000	<1.0%
Iain McLean Director	133,839	<1.0%
Eric Carlson Director	60,800	<1.0%
Frank R. Hallam CFO and Director	857,414	2.3%
Dennis Gorc Manager, Research and Project Acquisitions	255,500	<1.0%
John Gould Managing Director, PTM-RSA	100 ,700	<1.0%

Notes:

(1)

Includes beneficial, direct and indirect shareholdings.

(2)

Does not include stock options and other rights to purchase or acquire shares.

(3)

There are 37,910,964 Common Shares issued and outstanding as of the date of this Annual Report.

(4)

Of these shares, 979,000 are held by 599143 B.C. Ltd., a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife.

The following table discloses the incentive stock options outstanding to the aforementioned persons as of March 11 , 2005:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price Per Share	Expiry Date
R. Michael Jones Chairman, President, CEO and Director	March 6, 2002 Feb 22, 2005	120,000 250,000	$0.35 $1.00	March 6, 2007 Feb 22, 2009
Barry Smee Secretary and Director	March 6, 2002 Feb 22, 2005	60,000 125,000	$0.35 $1.00	March 6, 2007 Feb 22, 2009
Iain McLean Director	March 6, 2002 Feb 22, 2005	60,000 125,000	$0.35 $1.00	March 6, 2007 Feb 22, 2009
Eric Carlson Director	Feb 22, 2005	175,000	$1.00	Feb 22, 2009
Frank R. Hallam CFO and Director	March 6, 2002	42,000	$0.35	March 6, 2007
	Sept. 17, 2003 Feb 22, 2005	57,000 226,000	$0.70 $1.00	Sept. 17, 2008 Feb 22, 2009
Dennis Gorc Manager, Research and Project Acquisitions	March 6, 2002 Feb 22, 2005	40,000 25,000	$0.35 $1.00	March 6, 2007 Feb 22, 2009
John Gould Managing Director, PTM-RSA	June 27, 2003	150,000	$0.50	June 27, 2008
	Sept. 17, 2003 Feb 22, 2005	75,000 100,000	$0.70 $1.00	Sept. 17, 2008 Feb 22, 2009

The Company does not have a share purchase plan or dividend reinvestment plan, however it does have a stock option plan pursuant to which the Company will, from time to time, grant individual stock options to its directors, officers or employees.

The Company implemented a stock option plan (the “Current Plan”) on January 14, 2003.  On February 22, 2005, the shareholders of the Company approved an amendment to the Current Plan increasing the maximum number of shares issuable pursuant to such Current Plan from to 3,790,000 common shares.  The Current Plan is administered by the Board of Directors or such committee of the Board as may be designated by the Board (the “committee”). Options may be granted pursuant to the Current Plan to the Company’s directors, officers, employees and consultants to purchase common shares on such terms that the Board or committee may determine, subject to the limitations of the plan and the rules of applicable regulatory authorities. The exercise price for options granted under the Current Plan may not be less than the closing price of the Common Shares on the Exchange on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used), in each case less up to the maximum discount permitted by the Exchange.  Options under the Current Plan are non-assignable and are exercisable for a period of up to ten years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The following table discloses the share purchase warrants outstanding to the aforementioned persons as of March 11, 2005:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
Frank R. Hallam CFO and Director	July 14, 2004	15,000	$1.35	July 14, 2005

Item 7 - Major Shareholders and Related Party Transactions

Major Shareholders

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

There are presently no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

The following table discloses the significant changes in the percentage ownership held by any major shareholders during the past three years.

Identity of Person or Group	Date	Amount Owned	Percent of Class (1)
Prudent Bear Funds, Inc. (2) (3) Suite 300, 8140 Walnut Hill Lane Dallas, Texas USA 75231	February 2005 February 2004 February 2003	106,750 1,853,750 2,585,000	Less than 1% 5.7% 9.5%
GM Mining Services Ltd. (4) P.O. Box 901 Road Town, Tortola, BVI	February 2005 February 2004 February 2003	3,600,000 2,400,000 N/A	9.5% 7.5% N/A

Notes:

(1)

Shares outstanding at

February 2005 - 37,910,964 Common Shares

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

(3)

Not including 100,000 common shares held by David W. Tice & Associates, LLC.

(4)

GM Mining Services Ltd. is beneficially owned by African Minerals Ltd. of Whitehorse, Yukon Territory, Canada.

As at February 22, 2005, the only person or group known to the Company to own more than 5% of the Company's issued and outstanding Common Shares is as follows:

Identity of Person or Group	Amount Owned	Percent of Class (1)
GM Mining Services Ltd. (2) P.O. Box 901 Road Town, Tortola, BVI	3,600,000	9.5%

Notes:

(1)

There are 37,910,964 Common Shares issued and outstanding as of the date of this Annual Report.

(2)

GM Mining Services Ltd. is beneficially owned by African Minerals Ltd. of Whitehorse, Yukon Territory, Canada.

Holders of Record in the United States

Based on the Company's knowledge, after reasonable inquiry as of February  , 2005, the most recent practicable date for conducting such search in the light of the time required for responses, the total number of Common Shares held of record by  residents in the United States is     Common Shares representing approximately    % of the 37,910,964 Common Shares then issued and outstanding.  The foregoing is comprised of the following:

1.

According to the records of the Company's registrar and transfer agent, Pacific Corporate Trust Company, there are     Common Shares held of record by    residents of the United States, one of which is Cede & Co. with a total of      Common Shares.

2.

Through a search conducted by the Company, the Company has ascertained that there are      Common Shares held by residents of the United States through CDS & Co. in Canada.

3.

A search conducted through Cede & Co. in the United States by the Company revealed there are      holders of record resident in the United States owning       Common Shares (CDS held a deficit of       Common Shares).

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

Other than disclosed elsewhere in this Annual Report, none of the directors, senior officers, principal shareholders named in "Item 7 - Major Shareholders and Related Party Transactions", or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, during the current financial year ending August 31, 2004, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries except for the following:

1.

R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company provided management and administrative services.  During Fiscal 2004, Mr. Jones was paid and/or accrued $132,319 for management and administrative services rendered pursuant to the terms of a management services agreement.  See "Item 6 - Directors, Senior Management and Employees".

2.

Frank Hallam is employed by the Company as Chief Financial Officer and during Fiscal 2004, Mr. Hallam received salary payments totaling $108,000.  Mr. Hallam did not have an employment agreement with the Company.  See "Item 6 - Directors, Senior Management and Employees".

3.

Barry Smee, Secretary and Director of the Company provided geological consulting services.  During Fiscal 2004, Mr. Smee was paid and/or accrued $7,934 for consulting services rendered.  Mr. Smee did not have an agreement but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See "Item 6 - Directors, Senior Management and Employees".

4.

Douglas Hurst, former Director of the Company, provided corporate, evaluation and financing consulting services.  During Fiscal 2004, Mr. Hurst was paid and/or accrued $1,000 for corporate, evaluation and financing consulting services.  Mr. Hurst did not have an agreement but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.

5.

Dennis Gorc, Manager, Research and Project Acquisitions of the Company provided geological and exploration management services.  During Fiscal 2004, Mr. Gorc was paid and/or accrued $100,100 for geological and exploration management services rendered pursuant to the terms of a management services agreement.  See "Item 6 - Directors, Senior Management and Employees".

6.

John Gould, Managing Director of PTM-RSA provided management and consulting services to the Company.  During Fiscal 2004, Mr. Gould was paid and/or accrued $145,000 for management and consulting services rendered.  Mr. Gould did not have a formal agreement, but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See "Item 6 - Directors, Senior Management and Employees".

7.

Pursuant to a term sheet dated April 21, 2003, as amended August 12, 2003, the Company entered into a service agreement with MAG Silver Corp. ("MAG") to provide office space and administrative support services to MAG at a cost of $12,000 per month plus expenses.  MAG is related to the Company by way of common directors and officers: R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company; Frank Hallam, Chief Financial Officer and Director of the Company; and Eric Carlson, Director of the Company.  During Fiscal 2004, the Company received $152,353 from MAG pursuant to this arrangement.

8.

The Company entered into a Sublease Agreement with Anthem Works Ltd. dated August 5, 2004 for the rental of the Company's office premises at Suite 328, 550 Burrard Street, Vancouver, British Columbia, V6C 1T2.  The Company began occupying this facility on October 1, 2004 on a three-year lease and the current annual obligation is approximately $62,328.  Anthem Works Ltd. is related by a director in common, Eric Carlson.

No director, senior officer, relative or associate of such persons was indebted to the Company during Fiscal 2004 other than for travel expense advances in the normal course of business.

Interests of Experts and Counsel

Not applicable.

Item 8 - Financial Information

Consolidated Financial Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 17 hereof and filed as part of this Annual Report.  These financial statements include the consolidated balance sheets of the Company as at August 31, 2004 and 2003 and statements of operations and cash flows for the three years ended August 31, 2004.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 14 to the accompanying consolidated financial statements.

Legal Proceedings

There are no pending or material proceedings to which the Company is or is likely to be a party or of which any of its properties is or is likely to be the subject.  However, the Elandsfontein property in South Africa is the subject of a binding arbitration process with the Vendor.  The Company exercised its option to purchase the Elandsfontein Property by way of a written notice on June 26, 2003.  The initial 10% of the purchase price for the mineral rights was tendered under the terms of the option agreement.  The Vendors refused the tender and claim that the purchase price is unascertained or unascertainable and that the agreement is therefore void.  The matter has been referred for Expert Determination as provided for in the option agreement.  Management believes that its claims under the terms of the option agreement are strong and the matter will be determined in the Company's favour.

Dividend Policy

The Company has not declared any dividends and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Significant Changes

Since August 31, 2004, the following significant changes have occurred:

1.

On October 26, 2004 the Company entered into a joint venture with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (the "Venture") to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa.  The Company will contribute all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ.  Anglo Platinum will contribute its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ.  The Company and Anglo Platinum will each own an initial 37% working interest in the Venture, while Africa Wide will own an initial 26% working interest.  Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the Venture in areas such as training, job creation and procurement.

The Company will operate and fund an exploration program in the amount of Rand 35 million (approx. US$ 5.6 M; C$7.0 million) over the next five years.  Minimum expenditures in year one in the amount of Rand 5 million are a firm commitment by the Company.  Optional expenditures in years two and three are also Rand 5 million and in years four and five amount to Rand 10 million in each year.  After Rand 35 million in expenditures have been funded by the Company, the parties will fund their portion of further expenditures pro-rata based upon their working interest in the Venture.

Once a bankable feasibility study has been completed the respective interest of the parties will be adjusted to reflect their relative contribution of measured, indicated and inferred ounces determined in accordance with the South African SAMREC geological code at rates of US $0.50 per inferred ounce, US $3.20 per indicated ounce and US $6.20 per measured ounce.  Each party will have the opportunity to contribute capital necessary, if so desired, to maintain their respective initial working interest in the JV.  The JV agreement also provides a mechanism whereby Anglo Platinum may elect to become a "non-contributory participant" to the JV and by doing so would be subject to dilution.

The targets for exploration on the joint venture properties will be the Merensky and UG2 reefs of the Bushveld Complex, which incorporates an existing mine, formerly Anglo Platinum's BRPM platinum mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation.

Item 9 - The Offer and Listing

Offer and Listings Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the Exchange and on the NASD OTC Bulletin Board Service for each full quarterly period within the two most recent fiscal years ended August 31, 2004 and the current year to date period:

PERIOD	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $

2005
Second Quarter	$1.15	$0.90	$0.99	$0.746
First Quarter	$1.24	$0.90	$1.00	$0.70
2004
Fourth Quarter	$1.18	$0.80	$0.895	$0.60
Third Quarter	$1.50	$0.85	$1.145	$0.69
Second Quarter	$1.95	$1.22	$1.48	$0.976
First Quarter	$1.74	$0.58	$1.28	$0.43
2003
Fourth Quarter	$0.62	$0.25	$0.44	$0.21
Third Quarter	$0.67	$0.28	$0.43	$0.2582
Second Quarter	$0.80	$0.46	$0.52	$0.28
First Quarter	$1.04	$0.42	$0.59	$0.295

The following table sets forth the high and low market prices of the Common Shares for the four most recent fiscal years ended August 31, 2004:

YEARS ENDING AUG. 31	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2004	$1.95	$0.80	$1.48	$0.43
2003	$1.04	$0.25	$0.59	$0.21
2002	$0.98	$0.21	$0.62	$0.13
2001 (1)	$0.73	$0.33	n/a (2)	n/a (2)

Notes:

(1)

The Common Shares commenced trading on the Exchange on March 6, 2001.

(2)

The Common Shares commenced trading on the NASD OTC Bulletin Board Service on February 19, 2002.

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
February 2005	$1.08	$0.93	$0.825	$0.77
January 2005	$1.09	$0.90	$0.99	$0.746
December 2004	$1.15	$0.98	$0.94	$0.79
November 2004	$1.17	$0.95	$0.99	$0.80
October 31, 2004	$1.24	$1.04	$1.00	$0.70
September 30, 2004	$1.24	$0.90	$0.95	$0.70

The closing price of the Company's shares on March 10, 2005 was $1.16 on the Exchange and US $0.99 on the NASD OTC Bulletin Board Service.

There have been no trading suspensions in the prior three years.

Plan of Distribution

Not applicable.

Markets

The Common Shares trade on the Exchange under the symbol "PTM" and on the NASD OTC Bulletin Board Service under the symbol "PTMQF".

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10 - Additional Information

Share Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 37,910,964 Common Shares were issued and outstanding as at March 11, 2005.  All of the issued Common Shares are fully paid.  The Company does not own any Common Shares.

The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders.  Each Share is equal to every other Share and all Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities.  The holders of Shares are entitled to vote for each share held and are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.  Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the British Columbia Business Corporations Act ("BCA").

On March 30, 2004, the Company Act (British Columbia) was replaced by the BCA. There is a two-year transition period during which corporations must make amendments to their articles of incorporation to bring them into compliance with the new statutes.  The Corporation has completed the transition process as of the date of this Form 20-F Annual Report.

Memorandum and Articles of Association

Objects and Purposes of the Company

The Company's Notice of Articles does not prescribe any extraordinary limits on the businesses or purposes of the Company.

Directors

Part 17 of the Company's Articles deals with the directors' involvement in transactions in which they have an interest. Article 17.2 provides that a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Pursuant to the BCA, a director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as a director of the Company.

Part 8 of the Company's Articles deals with borrowing powers. The Company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Qualifications of Directors

The Articles do not specify a retirement age for directors.

Directors are not required to own any shares of the Company.

Section 124 of the BCA provides that no person is qualified to act as a director if that person is:

(a)

under the age of 18 years,

(b)

found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs,

(c)

an undischarged bankrupt, or

(d)

convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless

(i)

the court orders otherwise,

(ii)

5 years have elapsed since the last to occur of

(A)

the expiration of the period set for suspension of the passing of sentence without a sentence having been passed,

(B)

the imposition of a fine,

(C)

the conclusion of the term of any imprisonment, and

(D)

the conclusion of the term of any probation imposed, or

(iii)

a pardon was granted or issued under the Criminal Records Act (Canada).

A director who ceases to be qualified to act as a director of a company must promptly resign.

Section 120 of the BCA provides that every company must have at least one director, and a reporting company must have at least three directors.

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

The rights of holders of issued shares of the Company may be altered only with the approval of the holders of 2/3 or more of the shares of the Company voted at a meeting of the shareholders of the Company called and held in accordance with applicable law.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. Pursuant to the BCA, the Company is required to hold an annual meeting in each year, not more than 15 months after the date of the most recent annual meeting.

The directors may convene an extraordinary general meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

There are no provisions in the Company's Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Ownership Threshold

There are no provisions in the Company's Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Company's Articles governing changes in the capital where such conditions are more stringent than is required by the law of British Columbia.

Material Contracts

The following material contracts have been entered into by the Company within the past two years, copies of which may be inspected between the hours of 10:00 am and 5:00 p.m. at the head office of the Company located at Suite 328 - 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

(a)

Term sheet dated April 21, 2003, as amended August 12, 2003 between the Company and MAG Silver Corp. ("MAG") pursuant to which the Company provides office space and administrative support services to MAG at a cost of $12,000 per month plus expenses.  MAG is related to the Company by way of common directors and officers: R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company; Frank Hallam, Chief Financial Officer and Director of the Company; and Eric Carlson, Director of the Company.  During Fiscal 2004 and Fiscal 2004, the Company received $152,353 and $38,525, respectively, from MAG pursuant to this arrangement.  Furthermore, the Company received $100,000 in finder's fees in the form of 200,000 MAG shares during Fiscal 2003 for assistance in locating mineral properties in which MAG now has interests.  See "Item 7 - Major Shareholders and Related Party Transactions".

(b)

Amendments dated October 10, 2003 and November 25, 2003 to the Agnew Lake Farm-in Agreement among Kaymin Resources Ltd., Platinum Group Metals Ltd. and Pacific North West Capital Corp.  See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

(c)

On November 6, 2003, the Company entered into an option agreement with Western Prospector Group Ltd. to acquire up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario.  See "Item 4 - Information on the Company, The Lakemount Property, Ontario".

(d)

The Company entered into a Sublease Agreement with Anthem Works Ltd. dated August 5, 2004 for the rental of the Company's office premises at Suite 328, 550 Burrard Street, Vancouver, British Columbia V6C 1T2.  The Company began occupying this facility on October 1, 2004 on a three-year lease and the current annual obligation is approximately $62,328.  Anthem Works Ltd. is related by a director in common, Eric Carlson.  See "Item 7 - Major Shareholders and Related Party Transactions".

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Common Shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See "Taxation".

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

Dividends

Under the ITA, dividends paid or deemed to have been paid by a corporation resident in Canada to a non-resident holder will generally be subject to withholding tax at a rate of 25%.  The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is also a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend or 15% otherwise.  However, if the U.S. resident shareholder is an LLC, the withholding rate is 25%.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  Currently, regulations specify that one-half of a capital gain (the "taxable capital gain") is included in income, and one-half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof, however if the U.S. resident shareholder is an LLC, this exception does not apply.  The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of the Company.

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

(a)

the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources. It is a question of fact as to whether the value of the Common Shares results principally from real property in Canada.  Although a tax opinion on this matter has not been obtained, given the nature of the Company's business and its stage of development, we have concluded that the value of our shares would likely fall into this category;

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

Under current U.S. Treasury Regulations, reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares.  Under Treasury regulations currently in effect, non-corporate holders or holders not exempt from reporting requirements may be subject to backup withholding at a 28% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor by furnishing a duly completed and signed Form W-9 in the required manner; and (2) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

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

Dividends paid on the Common Shares of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant.  The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.  The directors of the Registrant believe that the Company is not a "qualified foreign corporation" for U.S. tax purposes and that the Company has and does qualify as a Passive Foreign Investment Company for U.S. shareholders, as defined below.

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

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.  The Registrant believes that it is a PFIC.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The material contracts listed herein may be inspected between the hours of 10:00 a.m. and 5:00 p.m. at the head office of the Company located at Suite 328 - 550 Burrard Street, Vancouver, British Columbia.

Subsidiary Information

The Company has one wholly owned subsidiary incorporated under the laws of The Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited ("PTM-RSA").  The registered and records offices of PTM-RSA are located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, South Africa.  The principal business address of PTM-RSA is Suite 328, 550 Burrard Street, Vancouver, British Columbia V6C 2B5.

Item 11 - Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 12 - Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13 - Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Part III

Item 15 - Controls and Procedures

The Audit Committee, comprised of Barry Smee, Iain McLean and Eric Carlson, has the responsibility of reviewing with the Company's Auditor all financial statements to be submitted to an annual general meeting of the shareholders of the Company, prior to their consideration by the Board of Directors.  Of the members of the audit committee, Barry Smee is Corporate Secretary and Director and Iain McLean and Eric Carlson are independent directors.

On November 9, 2004, management concluded its evaluation of the effectiveness of our disclosure controls and procedures. As of that date, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company maintains effective disclosure controls and procedures relating to transactions, assets, liabilities, accounting and other records and public reporting and disclosure that ensure information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.  Specifically, the disclosure controls and procedures assure that information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation.

Item 16A - Audit Committee Financial Expert

The board of directors has determined that are two financial experts on its audit committee:  Iain McLean, Director of the Company and Eric Carlson, Director of the Company.  Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England).  In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private high technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995.  Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Item 16B - Code of Ethics

The Company has a Code of Business Conduct (the "Code") that applies to the Chief Executive Officer and Chief Financial Officer of the Company that includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on the Company's website.  Any waiver of any provision of the Code granted to a Senior Officer may only be granted by the full Board of Directors or its Audit Committee.  If a waiver is granted, information concerning the waiver will be posted on the Company's website www.platinumgroupmetals.net for a period of 12 months.  A copy of the Code of Ethics may be obtained from the Secretary of the Company at no charge upon request.

Item 16C - Principal Accountant Fees and Services

(a)

Audit Fees

The aggregate fees billed for professional services rendered by the Company's principal accountant for the audit of the Company's annual financial statements for the fiscal years ended August 31, 2004 and 2003 included in the Company's Forms 20-F during those fiscal years were $87,300 and $45,500, respectively.

(b)

Audit Related Fees

The Company incurred fees of $nil during the last two fiscal years for assurance and related services by the Company's principal accountant that were reasonably related to the performance of the audit or review of the Company's financial statements.

(c)

Tax Fees

The Company incurred fees of $1,500 during the last two fiscal years for professional services rendered by the Company's principal accountant for tax compliance, tax advice and tax planning.

(d)

All Other Fees

The Company incurred other fees of $nil during the last two fiscal years for products and services rendered by the Company's principal accountant.

Item 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the Company or any "affiliated purchaser" of the Company's equity securities.

Part IV

Item 17 - Financial Statements

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

Item 18 - Financial Statements

Not applicable.

Item 19 - Exhibits

(a)

Financial Statements

1.

The audited consolidated financial statements which include the consolidated balance sheets of the Company as at August 31, 2004 and 2003 and statements of operations and cash flows for the years ended August 31, 2004, 2003 and 2002 with the notes thereto.

(b)

Exhibits

1.1

Certificate of Incorporation, Name Changes and Articles/By-Laws of New Millennium Metals Corporation

- Incorporated by Reference to Form 20-F 1999 Annual Report --

1.2

Certificate of Incorporation, Certificate of Amalgamation and Name Changes of Platinum Group Metals Ltd.

- Incorporated by Reference to Form 20-F 2001 Annual Report --

1.3

New Articles of Platinum Group Metals Ltd. effective February 22, 2005.

2.

Instruments defining the rights of holders of equity or debt securities being registered:  Not Applicable

3.

Voting Trust Agreements:  Not Applicable

4.

Material Contracts Entered Into Not Two Years Before the Filing Date:

4.1

Term sheet dated April 21, 2003, as amended August 12, 2003 between Platinum Group Metals Ltd. and MAG Silver Corp. ("MAG") pursuant to which the Company provides office space and administrative support services to MAG at a cost of $12,000 per month plus expenses.  MAG is related to the Company by way of common directors and officers.  See "Item 7 - Major Shareholders and Related Party Transactions".

-- Incorporated by Reference to Form 20-F 2003 Annual Report --

4.2

Amendments dated October 10, 2003 and November 25, 2003 to the Agnew Lake Farm-in Agreement among Kaymin Resources Ltd., Platinum Group Metals Ltd. and Pacific North West Capital Corp.  See "Item 4 - Information on the Company, The Agnew Lake Property, Ontario".

-- Incorporated by Reference to Form 20-F 2003 Annual Report --

4.3

On November 6, 2003, the Company entered into an option agreement with Western Prospector Group Ltd. to acquire up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario.  See "Item 4 - Information on the Company, The Lakemount Property, Ontario".

4.4

The Company entered into a Sublease Agreement with Anthem Works Ltd. dated August 5, 2004 for the rental of the Company's office premises at Suite 328, 550 Burrard Street, Vancouver, British Columbia V6C 1T2.  See "Item 7 - Major Shareholders and Related Party Transactions".

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

9.

Statement Regarding Financial Statements Filed in Registration Statements for Initial Public Offering of Securities:  Not Applicable

10.

Blackout Period Notices:  None.

11.

Code of Ethics.

-- Incorporated by Reference to Form 20-F 2003 Annual Report --

31.1

Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

31.2

Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

32.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signature Page

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PLATINUM GROUP METALS LTD.
(Registrant)
March 11, 2005	/s/ R. Michael Jones
Date	R. Michael Jones, President, CEO and Director

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

4.

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

(c)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  March 11, 2005

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

4.

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

(c)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  March 11, 2005

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

Date:  March 11, 2005

/s/ R. Michael Jones

_______________________
R. Michael Jones

Chairman, President and Chief Executive Officer

(Principal Executive Officer)

/s/ Frank R. Hallam

_______________________
Frank R. Hallam

Chief Financial Officer

(Principal Financial Officer)