Form 20-F
period 2005-08-31
PLATINUM GROUP METALS LTD
filed 2006-02-28
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

2005 ANNUAL REPORT

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED

AUGUST 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

COMMISSION FILE NUMBER:  0-30306

PLATINUM GROUP METALS LTD.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

NOT APPLICABLE

(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)

BRITISH COLUMBIA, CANADA

(JURISDICTION OF INCORPORATION OR ORGANIZATION)

SUITE 328, 550 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2B5

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

43,158,631 COMMON SHARES

INDICATE BY CHECK MARK IF THE REGISTRANT IS A WELL-KNOWN SEASONED ISSUER AS DEFINED IN RULE 405 OF THE SECURITIES ACT.     [   ]  YES [X]  NO

IF THIS IS AN ANNUAL OR TRANSITION REPORT, INDICATE BY CHECK MARK IF THE REGISTRANT IS NOT REQUIRED TO FILE REPORTS PURSUANT TO SECTION 13 OR SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.       [   ]  YES [X]  NO

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.      [X]  YES [   ]  NO

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

   [X]  ITEM 17 [   ]  ITEM 18

IF THIS IS AN ANNUAL REPORT, INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A SHELL COMPANY (AS DEFINED IN RULE 12b-2 OF THE EXCHANGE ACT).

   [   ]  YES [X]  NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT HAS FILED ALL DOCUMENTS AND REPORTS REQUIRED TO BE FILED BY SECTIONS 12, 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 SUBSEQUENT TO THE DISTRIBUTION OF THE SECURITIES UNDER A PLAN CONFIRMED BY A COURT.     [   ]  YES [   ]  NO

TABLE OF CONTENTS

CAUTIONARY NOTE TO UNITED STATES READERS - DIFFERENCES REGARDING THE DEFINITIONS OF
RESOURCE AND RESERVE ESTIMATES IN THE UNITED STATES AND CANADA	7
Glossary	9
Glossary of Technical Terms	10
PART I	12
Item 1 – Identity of Directors, Senior Management and Advisers	12
Item 2 – Offer Statistics and Expected Timetable	12
Item 3 – Key Information	12
Selected Financial Data	12
Capitalization and Indebtedness	14
Reasons for the Offer and Use of Proceeds	14
Risk Factors	14
Item 4 – Information on the Company	20
Business Overview	20
Organizational Structure	21
Property, Plants and Equipment	21
Item 5 – Operating and Financial Review and Prospects	49
Critical Accounting Policies	49
Overview	51
Operating Results	51
Liquidity and Capital Resources	53
Research and Development, Patents and Licences, etc	54
Trend Information	54
Off-Balance Sheet Arrangements	54
Tabular Disclosure of Contractual Obligations	54
Item 6 – Directors, Senior Management and Employees	55
Directors and Senior Management	55
Compensation	57
Board Practices	58
Employees	62
Share Ownership	62
Item 7 – Major Shareholders and Related Party Transactions	63
Major Shareholders	63
Related Party Transactions	64
Interests of Experts and Counsel	65
Item 8 – Financial Information	65
Consolidated Financial Statements and Other Financial Information	65
Legal Proceedings	66
Dividend Policy	66
Significant Changes	66

Item 9 – The Offer and Listing	66
Offer and Listings Details	66
Plan of Distribution	67
Markets	67
Selling Shareholders	67
Dilution	68
Expenses of the Issue	68
Item 10 – Additional Information	68
Share Capital	68
Memorandum and Articles of Association	68
Material Contracts	70
Exchange Controls	71
Taxation	72
Dividends and Paying Agents	79
Statement by Experts	79
Documents on Display	79
Subsidiary Information	79
Item 11 – Quantitative and Qualitative Disclosures About Market Risk	79
Item 12 – Description of Securities Other than Equity Securities	80
PART II	80
Item 13 – Defaults, Dividend Arrearages and Delinquencies	80
Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds	80
PART III	80
Item 15 – Controls and Procedures	80
Item 16A – Audit Committee Financial Expert	80
Item 16B – Code of Ethics	81
Item 16C – Principal Accountant Fees and Services	81
Item 16D – Exemptions from the Listing Standards for Audit Committees	81
Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers	81
PART IV	81
Item 17 – Financial Statements	81
Item 18 – Financial Statements	81
Item 19 – Exhibits	82
SIGNATURE PAGE	84

The information contained in this Annual Report is current at February 13, 2006 except where a different date is specified.

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

•

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•

the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

•

mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

•

the potential for delays in exploration activities;

•

risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;

•

risks related to commodity price fluctuations;

•

the uncertainty of profitability based upon the Company’s history of losses;

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining and exploration; and

•

other risks and uncertainties related to the Company’s prospects, properties and business strategy.

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

CAUTIONARY NOTE TO UNITED STATES READERS - DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE UNITED STATES AND CANADA

Mineral Reserve

The definitions of “mineral reserves”, “proven mineral reserves” and “probable mineral reserves,” as used in this report, are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. CIM standards differ from the standards in the United States.

Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

“reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;

“economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and

while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

AT THIS TIME, NONE OF THE COMPANY’S PROPERTIES CONTAIN ANY MINERAL RESERVE ESTIMATES IN ACCORDANCE WITH SEC GUIDE 7.

Mineral Resource

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Glossary

Except as otherwise identified, the following terms, when used herein, shall have the following meanings:

“Common Shares” refers to the common shares in the capital of the Company.

“Company” refers to Platinum Group Metals Ltd.

“Company Act” refers to the Company Act (British Columbia).  On March 30, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia).

“PTM-RSA” refers to the Company’s wholly owned subsidiary incorporated under the laws of the Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited.

“Registrant” refers to Platinum Group Metals Ltd.

“RSA” is an abbreviation for Republic of South Africa.

“TSX” refers to the Toronto Stock Exchange.

“TSX-V” refers to the TSX Venture Exchange or its predecessors, the Canadian Venture Exchange or the Vancouver Stock Exchange, as applicable.

“ZAR” is an abbreviation for South African Rand.

Glossary of Technical Terms

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

“Au” refers to gold.

“BIC” is an abbreviation for the Bushveld Igneous Complex in South Africa, the source of most of the world’s platinum and is a significant producer of palladium and other platinum group metals (PGM’s) as well as chrome.

“breccia” is a rock type with angular fragments of one composition surrounded by rock of another composition or texture.

“chalcopyrite” is a copper sulfide mineral.

“cm” is an abbreviation for centimetres.

“Cu” refers to copper.

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

“g/t” refers to grams per tonne.

“h” is an abbreviation for hectare.

“hectare” is an area totaling 10,000 square metres or 100 metres by 100 metres.

“intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

“km” is an abbreviation for kilometre.

“m” is an abbreviation for metres.

“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

“magmatic” means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth’s crust.

“mineralization” refers to minerals of value occurring in rocks.

“Mt” is an abbreviation for million tonnes.

“Ni” is an abbreviation for nickel.

“NSR” is an abbreviation for net smelter royalty.

“outcrop” refers to an exposure of rock at the earth’s surface.

“overburden” is any material covering or obscuring rocks from view.

“Pd” refers to palladium.

“PGM” refers to platinum group metals, ie. platinum and palladium.

“PGE” refers to mineralization containing platinum group elements, ie. platinum and palladium.

“ppm” refers to parts per million.

“Pt” refers to platinum.

“pyrite” is an iron sulfide mineral.

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

“quartz” is a common rock-forming mineral (SiO2)

“Rh” refers to rhodium, a platinum metal.  Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility. Wherever there is platinum in the earth, there is rhodium as well. In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore. A high percentage of rhodium is also found in certain nickel deposits in Canada.

“ultramafic” refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in color and have relatively high specific gravities.

Part I

Item 1 – Identity of Directors, Senior Management and Advisers

See “Item 6 – Directors, Senior Management and Employees”.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

Selected Financial Data

Selected financial data of the Company for the fiscal years ended August 31, 2005, 2004 and 2003 are derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP as indicated in their independent auditors’ report which is included elsewhere in this Annual Report.  The selected financial data set forth for the years ended August 31, 2002 and 2001 are derived from the Company's audited consolidated financial statements for such periods which are not included herein.

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

Summary of Financial Data

The financial statements of the Company and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of the Company’s financial position, loss or cash flows are set forth in Note 13 to the accompanying Consolidated Financial Statements of the Company.

SELECTED FINANCIAL DATA

(CDN$)

	Year Ended August 31, 2005	Year Ended August 31, 2004	Year Ended August 31, 2003	Year Ended August 31, 2002	Year Ended August 31, 2001
Revenues	Nil	Nil	Nil	Nil	Nil
Working Capital	1,396,283	2,364,360	984,333	1,284,919	1,526,798

Net Loss
Under Canadian GAAP:	3,795,648	2,242,627	1,748,993	1,501,620	482,687
Under U.S. GAAP:	8,112,593	4,675,466	2,580,499	2,466,754	960,202
Loss Per Share
Under Canadian GAAP:	0.10	0.07	0.07	0.10	0.09
Under U.S. GAAP:	0.21	0.15	0.10	0.17	0.17
Dividends per Share
Under Canadian GAAP:	Nil	Nil	Nil	Nil	Nil
Under U.S. GAAP:	Nil	Nil	Nil	Nil	Nil
Total Assets
Under Canadian GAAP:	15,705,187	9,134,019	5,086,421	4,373,047	2,762,964
Under U.S. GAAP:	6,799,742	5,347,799	3,173,662	3,316,066	2,056,220
Long Term Liabilities
Under Canadian GAAP:	22,569	427,000	359,000	431,400	310,000
Under U.S. GAAP:	22,569	Nil	Nil	60,000	Nil
Mineral Properties (included in Total Assets)
Under Canadian GAAP:	12,091,549	5,995,550	3,891,653	2,951,089	1,067,357
Under U.S. GAAP:	3,165,479	1,899,705	1,912,894	1,894,108	360,613
Shareholder’s Equity
Under Canadian GAAP:	13,679,056	8,047,124	4,557,873	3,830,219	2,302,410
Under U.S. GAAP:	4,743,347	4,577,275	2,964,127	3,144,638	1,905,666

Capital Stock

Under Canadian GAAP:	23,513,389	14,990,075	9,005,078	6,430,482	3,132,453
Under U.S. GAAP:	23,513,389	14,990,075	9,005,078	6,430,482	3,132,453

Number of Shares (1)	43,158,631	34,587,415	27,831,267	22,225,632	9,790,482

Notes:

(1)

There are 45,998,734 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

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

The Average Rate is set out for each of the periods indicated in the table below.

Year Ended August 31
2005	2004	2003	2002	2001
US$0.8160	US$0.7518	US$0.6774	US$0.6354	US$0.6543

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
August 2005	US$0.8412	US$0.8207
September 2005	US$0.8615	US$0.8418
October 2005	US$0.8579	US$0.8413
November 2005	US$0.8579	US$0.8361
December 2005	US$0.8690	US$0.8521
January 2006	US$0.8744	US$0.8528

On February 13, 2006, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the “Exchange Rate”) was Cdn$1.00  = US$8660.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

An investment in Common Shares entails certain risk factors, which should be considered carefully.  The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

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

All of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties. There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The Company’s business may be affected by political and economic instability in South Africa.

The Company’s activities in South Africa are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties related specifically to operating in South Africa.  South Africa has recently undergone significant change in its government since the free elections in 1994.  At present, Mining Legislation in South Africa is undergoing change.  The new Mineral Resources and Petroleum Development Act became law on May 1, 2004.  The regulation and operation of this new law is still being implemented.  In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving.  Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company.  The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the South African Rand and the U.S. dollar.

The Company may be adversely or favorably affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  Several of the Company’s options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. dollars over the next three years.  Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand.  Fluctuations in the exchange rate between the Canadian dollar as compared to the South African Rand and U.S. dollar may have an adverse or favorable affect on the Company.

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

The Company’s properties in Canada may also be subject to aboriginal rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in Canada in which the Company has an interest.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

The Company’s interest in the Elandsfontein property in South Africa is in dispute and is currently the subject of a binding arbitration process with the Vendor.  See “Legal Proceedings”.  Management believes that its claims under the terms of the option agreement are strong and the matter will be determined in the Company’s favour.

South African foreign exchange controls may limit repatriation of profits.

Loan capital or equity capital may be introduced into South Africa through a formal system of Exchange Control.  Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident.  Approved loan capital is generally remittable to a non-resident company from business profits.  Dividends declared by a non-listed South African company are remittable to non-resident shareholders.  However, there can be no assurance that restrictions on repatriation of earnings from the Republic of South Africa will not be imposed in the future.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire and retain qualified personnel.

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

The Common Shares may be subject to the U.S. “Penny Stock” rules.

The Company's Common Shares are “penny stock” as defined by the Securities and Exchange Commission; this status might affect the trading market for the Common Shares.  Penny stocks are generally equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Common Shares, which are considered “penny stock,” and therefore make it more difficult to sell those shares.

We are a Passive Foreign Investment Company for United State Federal Income Tax Purposes which may have consequences for U.S. investors.

The Company believes that it is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources.  As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ Common Shares or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company’s income, whether or not the income was distributed in the form of dividends or otherwise.  The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  Otherwise, the election may only partially apply.  Further, the elections will increase the administrative and regulatory burden on the Company.  See “Passive Foreign Investment Company” on page 76.

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

At August 31, 2005, the Company had working capital of $1,396,283.  Subsequent to the year end, the Company completed non-brokered private placements for gross proceeds totalling $3.19 million. The Company believes that these funds will be sufficient to cover general and administrative costs and fund its obligations and proposed exploration programs on its properties to March 31, 2006.  The Company has limited financial resources, has no source of operating cash flow, and has no assurance that additional funding will be available to it for further exploration and development of its properties beyond its current programs.  In the past, the Company has relied on sales of equity securities to meet its cash requirements.  There can be no assurance that future operations will provide cash flow sufficient to satisfy operational requirements and cash commitments.

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

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date.  However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse affect on the Company's financial performance.

The occurrence of events for which the Company is not insured or for which its insurance is inadequate may reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

We have limited experience with development-stage mining operations.

The Company has limited experience in placing mineral properties into production, and our ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if it places its mineral properties into production.

The Company has a history of losses and we anticipate continuing to incur losses for the foreseeable future.

The Company has a history of losses including net losses of $3,795,648 in the year ended August 31, 2005; $2,242,627 in the year ended August 31, 2004; and $1,748,993 in the year ended August 31, 2003.  At August 31, 2005, the Company had an accumulated deficit of $11,557,531.  The Company anticipates that it will continue to incur losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis.

The Company has a lack of cash flow, which may affect its ability to continue as a going concern.

The Company is an exploration company with a history of losses and no history of revenues from its operations.  None of the Company’s properties are in production or expected to be developed in the near future, if at all.  During the year ended August 31, 2005, the Company had a loss of $3,795,648 and used $2,591,906 in cash for operating activities and $5,549,707 in cash for investing activities.  Historically, the only source of funds available to the Company has been through the sale of its equity shares.

The auditors’ report on the Company’s August 31, 2005 annual consolidated financial statements includes additional comments which indicate that the financial statements are affected by conditions and events that cast doubt on the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The continuing operations of the Company and the recoverability of the amounts capitalized for mineral properties in the Company’s consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

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

All of the Company’s properties are in the exploration stage meaning that the Company has not determined whether any such property contains mineral reserves that are economically recoverable.  Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized in its Canadian GAAP financial statements, which at August 31, 2005 totaled $12,091,549.

We depend on its key management employees.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its key management figures:  R. Michael Jones, Chairman, President, CEO and Director of the Company; Frank R. Hallam, Chief Financial Officer and Director of the Company and John Gould, Managing Director of PTM-RSA.  The loss of any of the key management figures could have a material adverse effect on the Company.  With the exception of John Gould, the Company has entered into management contracts with the named directors, officers and employees.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.  The Company does not maintain key man insurance on any of its management.

Our directors may be associated with other mineral resource companies.

Certain officers and directors of the Company may become associated with other natural resource companies that acquire interests in mineral properties.  R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company is also a director of Jerico Explorations Inc., a public company with a mineral exploration property in Arizona, a director of Radar Acquisitions Corp., a public company with a coal and heavy mineral project in Colorado and a director of MAG Silver Corp., a public company with silver properties in Mexico.  Frank Hallam, Chief Financial Officer and Director of the Company, is also a senior officer of MAG Silver Corp., a director of Jerico Explorations Inc., a senior officer of Callinan Mines Ltd., a base metals exploration company with projects in Manitoba and British Columbia and a director and senior officer of Sydney Resource Corporation, a company which, prior to Mr. Hallam’s appointment, acquired the Simlock Creek Property from the Company in December 2003.  Eric Carlson, Director of the Company is also a director of MAG Silver Corp.  Any conflicts, which may arise, will be dealt with as disclosed below.

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

At February 13, 2006, the Company had 3,314,875 options issued and outstanding with a weighted average exercise price of $0.89 per share and 4,117,327 warrants issued and outstanding with a weighted average exercise price of $1.54 per share. Options and warrants are likely to be exercised when the market price of the Common Shares exceeds the exercise price of such options or warrants. The exercise of such options or warrants and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

Our share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of Common Shares on the TSX and TSX-V fluctuated from a high of $1.70 to a low of $0.74 and on the NASD OTC Bulletin Board Service from a high of US $1.63 to a low of US $0.60 within the twelve month period preceding the date of this Annual Report.  There can be no assurance that continual fluctuations in price will not occur.

We do not expect to pay dividends.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Common Shares are entitled to an equal share of any dividends declared and paid.

Item 4 – Information on the Company

Introduction

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”).  The Company was later transitioned on February 22, 2005 under the Business Corporations Act (British Columbia).  On February 22, 2005, the shareholders of the Company passed a special resolution to amend the authorized share capital from 1,000,000,000 Common Shares without par value to an unlimited number of Common Shares without par value, to remove the pre-existing company provisions and to adopt new articles.

The head office of the Company is located at Suite 328 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, telephone (604) 899-5450.  The address for service and the registered and records office is Gowlings Lafleur Henderson, LLP, Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1.  The Company’s website is www.platinumgroupmetals.net.  It is a reporting issuer in British Columbia, Alberta and Quebec and currently trades on the TSX under the symbol “PTM” and on the NASD OTC Bulletin Board Service under the symbol “PTMQF”.

Business Overview

The Company’s current business is conducted primarily in South Africa, and to a lesser extent, in Ontario, Canada.  As at the date hereof, the Company’s WBJV and War Springs Properties in South Africa and the Lakemount Property in Ontario constitute the only material properties of the Company and none contain any mineral reserve estimtes in accordance with SEC Guide 7.

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

The Company does not earn any revenues from operations; it does, however, earn interest from cash deposits.  For the three years ended August 31, 2005, the Company earned interest and other income of $218,373 (Fiscal 2005), $430,106 (Fiscal 2004) and $177,068 (Fiscal 2003).  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  See “Item 3 - Key Information – Risk Factors.”

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

Western Bushveld Joint Venture (WBJV) Project, RSA

Property Description, Location and Acquisition

Area, Extent and Location of Project

The WBJV Project is located on the south-western limb of the Bushveld Igneous Complex, some 50 km north-west of the North West Province town of Rustenburg (See Figure 1).  The project area consists of farms Frischgewaagd 96 JQ, Portion 7 (a Portion of Portion 2), Portions 15 and 16 and Elandsfontein 102 JQ, Portion 12 of Elandsfontein 102 JQ and Mineral Area 2 (a Portion of Mineral Area 1) (See Figure 2) situated in the south-eastern corner of the larger joint venture area. Rustenburg is situated about 120 km north-west of Johannesburg within the Republic of South Africa.

The total joint venture area includes the Company’s properties, Elandsfontein 102 JQ and Onderstepoort 98 JQ, but also certain portions of Elandsfontein 102 JQ, Frischgewaagd 96 JQ and Koedoesfontein 94 JQ contributed by joint venture partner Rustenburg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (“Anglo Platinum”). These properties are centered on Longitude 27000’00”(E) and Latitude 25020’00’’(S) and the mineral rights cover an extent of approximately 67 km2.

Agreements

Western Bushveld JV, RSA

On October 26, 2004, the Company entered into a joint venture (the “WBJV”) with Anglo Platinum and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering 67 square km on the Western Bushveld Complex of South Africa.  The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ (see below). Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Company and Anglo Platinum will each own an initial 37% working interest in the WBJV, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the WBJV in areas such as training, job creation and procurement.

Figure 1 – South African Property Holdings

Figure 2 - WBJV Holdings (in blue) and License Outlines

WBJV
(37% Anglo, 37% PTM, 26% AW)
WBJV / Wesizwe overlap
(50% WBJV, 50% Wesizwe)
Anglo / Wesizwe
Anglo (50%) / Wesizwe (50%)
Wesizwe (100%)
defined trace of reefs
projected trace of reefs

The Company will operate and fund an exploration program in the amount of ZAR 35 million (at August 31, 2005 approx. US$5.4 Million; C$6.44 Million) over a five year period. Minimum expenditures in year one of ZAR 5 million were completed by the Company before August 31, 2005.  Optional expenditures in years two and three are also ZAR 5 million and in years four and five are ZAR 10 million in each year. After ZAR 35 million in expenditures have been funded by the Company, the parties will fund their portion of further expenditures pro-rata based on their working interest in the WBJV. At February 13, 2006, the Company has met its ZAR 35 million funding requirement.

Once a bankable feasibility study has been completed the respective interest of the parties will be adjusted to reflect their relative contribution of measured, indicated and inferred ounces determined in accordance with the South African SAMREC geological code at rates of US $0.50 per inferred ounce, US $3.20 per indicated ounce and US $6.20 per measured ounce. Each party will have the opportunity to contribute capital necessary, if so desired, to maintain their respective initial working interest in the JV. The JV agreement also provides a mechanism whereby Anglo Platinum may elect to become a “non-contributory participant” to the JV and by doing so would be subject to dilution.

WBJV – Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of ZAR 50,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

In May 2005 the Company and the Vendors reached agreement whereby the Company would purchase all surface and mineral rights to the property in exchange for ZAR 7.2 million payable in five instalments to December 15, 2005.  At August 31, 2005 payments of ZAR 4.2 million had been made.  After year-end, on September 16, 2005, the Company made a final discounted payment of ZAR 2.8 million to close the purchase three months early for a reduced total cost of ZAR 7.0 million.  In September 2005 the Company was granted a “new order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

WBJV - Onderstepoort interest

During 2003 the Company entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1,085 hectares of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company may earn 100% of the mineral rights over 647 hectares and 50% of the mineral rights over the balance of 438 hectares. To earn its interests the Company must make aggregate prospecting and option payments over time to the vendors of ZAR 12.44 million (approximately C$2.24 million) by April 2008.  Of this amount, ZAR 443,000 has been paid.  During 2004 the Company was granted old order prospecting permits on five portions of the farm.  In 2005 the Company was granted new order prospecting permits on the remaining two farm portions. Certain portions covering 569 ha are subject to the vendors’ right to participate as to a 7.5% working interest, or to convert 1% NSR royalty, which the Company may buy-back for ZAR 5,000,000 (approximately C$900,000).

Previous Exploration History

Prior Ownership

Elandsfontein (PTM), Onderstepoort 4, 5 and 6, Onderstepoort 3 and 8, Onderstepoort 14 and 15 were all in the hands of private owners. No published work is reported from these properties prior to the involvement of the Company and the Company is not aware of any unpublished work which would have any significant impact on the evaluation of the property. There has been a limited amount of academic work done over these properties by the Council of Geosciences (Government Agency) but this is generally not of an economic nature.

Onderstepoort (RPM), Elandsfontein (RPM), Frischgewaagd and Koedoesfontein have generally been in the hands of the major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd were held by Impala Platinum Mines Limited but were subsequently acquired by Johannesburg Consolidated Investment Company Limited, who subsequently were acquired by Anglo Platinum through RPM.

Work done by Previous Owners

Previous geological exploration and resource estimation assessments were done by Anglo Platinum, the owner of mineral rights to the area of interest. Anglo Platinum managed the exploration-drilling program for the ELN and FG borehole series in the area of interest (23 boreholes in total). Geological and sampling logs and an assay database are available for this work.

Regional gravity and ground magnetic surveys were available to interpret the geological setting of the reefs. A distinct increase of gravity values occurs from south-west to north-east, most probably reflecting the thickening of the Bushveld sequence in that direction. The low gravity trends south-east north-west. The magnetic survey reflects the magnetite rich Main Zone and some large fault related displacements and late intrusives in the area.

Historical Reserves and Resources

In their annual report of 2004 Anglo Platinum reported an inferred resource of 7.8Mt grading 5.88 g/t Platinum+Palladium+Rhodium+Gold (3PGM+Au) on the Merensky Reef and 4.8Mt grading 4.42 g/t 3PGM+Au on the UG2 Reef from the WBJV Holdings. This is reported for their 37% interest (equal to PTM’s as the WBJV was completed at that time). As to a 100% interest in the property this would result in an estimate of 21.1 Mt grading 5.88 g/t 3PGM+Au on the Merensky and 13.0 Mt grading 4.42 g/t 3PGM+Au on the UG2 reef. The inferred resources of Anglo Platinum are reported as subject to a satisfactory independent audit. (do we need additional caution here?)

Production from Property

There has been no previous production from any of the WBJV properties.

Geological Setting and Mineralization

The WBJV Project lies within the south-western limb of the Bushveld Complex and comprises the stratigraphic units of the Rustenburg Layered Suite. This sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. There are two platinum-bearing horizons of potential economic interest in this area, namely the UG2 Reef, a chromite layer,  and the Merensky Reef, which occurs either as a feldspathic pegmatoidal pyroxenite, harzburgite or a coarse grained pyroxenite.

The Merensky Reef and UG2 Reefs sub-outcrop beneath a relatively thick (± 2 m) layer of black turf overburden on the property. The entire sequence strikes north-northwest to south-southeast and dips 6-12º to the east-north-east (in this area specifically) towards the centre of the Bushveld Igneous Complex.

The Bushveld Igneous Complex sequence, specifically the lower portion of the Main Zone and the Critical Zone (HW1 – 5 and Bastard reef to FW 6), thins dramatically towards the west with the result that the lithological units/marker horizons and the potentially economic reefs pinch out locally.

The general stratigraphy of the Western Bushveld is depicted in Figure 3. The identifiable and correlatable units within the WBJV area are the base of the noritic Main Zone located immediately above the units in Figure 3, the anorthositic hanging wall sequence (HW 1 –5), the Bastard Reef pyroxenite – MID 1 to 3 (noritic at base to anortositic at the top) – Merensky Reef pyroxenite, the anorthositic footwall FW 6/Lone Chrome unit, FW 12 anorthosite unit overlying the UG2, the UG2 or a shear zone and the Alteration Zone, represented by an even-grained crystalline norite. The basal alteration zone is not typical of the Bushveld sequence in the BRPM and Impala areas and would seem to be a chill zone in contact with the Transvaal Supergroup sediments in this area. This lower part of the stratigraphy has been positively identified on the Elandsfontein Project, which adjoins the property immediately to the south and forms an extension of the reefs. A similar setting is envisaged for the Merensky Reef.

The Merensky Reef can either be a thin (<10 cm) feldspathic pegmatoidal pyroxenite and/or a millimetre thick chromitite layer and/or a thicker (>100cm) type reef consisting of harzburgite and/or pegmatoidal pyroxenite units. The mottled anorthosite footwall unit, FW 12 is generally developed (<2 m) overlying a very thin UG2 chromitite/pyroxenite towards the northeastern corner of the property. Shearing may have occurred on the UG2 plane with the result that the UG2 reef is not properly developed locally. The chromitite layer is either very thin or the unit is pyroxenitic. The lower portion of the sequence has been attenuated with a sheared unit (incorporating the lower portion of the Critical Zone) followed by a crystalline noritic sequence. The alteration zone or chill zone is not part of the normal Bushveld Igneous Complex sequence and has developed in contact with the Transvaal Supergroup sediments.

Further to the east the Bushveld Igneous Complex stratigraphic sequence is more “normal” with the complete stratigraphy developed and the stratigraphic sequences thicker and better developed. A dramatic thickening of the sequence (HW 1 – 5 to the Lone Chrome marker (FW 6)) occurs to the east of boreholes FG 30 (FG 07) and ELN 12. This thickening of the stratigraphic units trends more or less north-west to south-east and may be the consequence of a general thickening of the entire Bushveld Igneous Complex as the complex is developed further away from the edge (and in contact with) the Transvaal Supergroup.

Figure 3 - Generalized Stratigraphy of Western Bushveld at Bafokeng South, Impala Platinum Limited

Correlation and Lateral Continuity of the Reefs

The Merensky Reef was positively identified in multiple drill intersections completed by Anglo Platinum and PTM RSA. Only the reef intersections that had no faulting or disturbances were used in calculating the resource estimate.

Four types of Merensky reef have been identified in the area of interest:

1.

Hartzburgite-type Reef (“Htz”);

2.

Feldpathic Pegmatoidal Pyroxenite-type Reef (“FPP”);

3.

Pyroxenite-type Reef (“Pxnt”); and

4.

Contact-type Reef (“CR”).

The Htz-type reef is developed to the north-east of the area of interest with the FPP-type reef towards the south-west. The Htz-type reef consists of interlayered harzburgite and pegmatoidal pyroxenite units and is in general thicker (47 to 224 cm) and of higher grade (6.86 to 16.99 ppm (3PGM+Au)) in relation to the FPP- type reef (60 to 91 cm, 4.35 to 7.50 ppm (3PGM+Au), as well as grade occurring in hanging wall pyroxenite). Reef development and grades are highly variable in the FPP-type reef area.

Several factors including faulting, shearing, dyking, pegmatite replacement and oxidation can negatively effect the quality and continuity of the mineralization associated with the reefs. Significant faulting has only been observed in borehole WBJV04. From the magnetic surveys some additional faulting can be inferred. Only thin dolerite intrusives were intersected in some of the boreholes and are generally between 0.5m and 2m thick. An east-west trending intrusive is evident on the magnetic image which is a reliable source of information for the determination of dykes within the area of interest. A shear zone along the Alteration Zone eliminating stratigraphy progressively from the UG 2 horizon to the Main Zone from east to west and has serious consequences for the shallow and sub-cropping portions of the economic units. The elimination effect of the shear zone is restricted to about 200m from the outcrop and sub-outcrop lineation. Reef packages to the south in the Elandsfontein (PTM) area are marginally affected by iron pegmatite replacements and this should be taken into consideration in the resource estimation and geological loss figures within the FPP reef type area. Weathering affects the reef horizons to a depth of 50m of surface, the pyroxenites being most affected.

Mineralisation Styles and Distribution

PGM mineralisation in the Western Bushveld Igneous Complex is hosted within the Merensky Reef which is generally a 10 cm to 120 cm thick pegmatoidal pyroxenite unit and may be associated with thin chromitite layers. The UG2 chromitite layer is on the average a 60 cm and up to a 200 cm thick unit of additional economic interest.

The Merensky Reef at BRPM consists of different reef types (“facies”) such as contact, pegmatoidal pyroxenite, harzburgitic. In general contact type reef represent waste on footwall contact, pegmatoidal pyroxenite reef is on average 10 cm thick with thin chromitite layers at the base and sometimes at the top with the harzburgitic type reef in general thicker, in the order of 40 cm. PGM mineralisation differs in association with these reef types. In general PGM mineralisation is low where pyroxenite is in direct contact with the footwall, high but variable grades are associated with pegmatoidal pyroxenite type reef and generally high and more uniform grades in association with harzburgitic type reef.

Mineral Resource - WBJV

Exploration work to date on the WBJV has focused on the definition of a mineral resource within the Phase 1 and 2, or Elandsfontein Project area, at the southern end of the WBJV holdings (See Figure 4).

Figure 4 - Topographic Map showing outline of WBJV holdings and Elandsfontein Project Area which is located between the north-south highway and the eastern boundary of the project holdings

Cautionary Note to U.S. investors concerning estimates of “measured” and “indicated resources”:  This section uses the terms “measured” and “indicated resources”.  We advise U.S. Investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

Cautionary Note to U.S. investors concerning estimates of “inferred resources”:  This section uses the term “inferred resources”.  We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility studies or pre-feasibility studies.  U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

The mineral resource estimate complies with SAMREC Ore Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and reserves in South Africa.  The SAMREC Ore Code allows for a resources or reserves to be upgraded (or down graded) if, amongst others, economic, legal, environmental or permitting circumstances change. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the reserve and resource classification are consistent with the Inferred, Indicated and Measured Resource classification and the Probable and Proved Reserve classification.

The specific data distribution and geographic layout allows for the inferred resource to qualify for any upgrade to higher confidence resource categories. The total resource is therefore within the Inferred and Indicated Resource category and therefore has no further subdivision or subclassifications.

Approximately 40% of the WBJV surface area has been investigated in drilling to date by the Company as operator of the WBJV. The Company has completed approximately 30,000 meters of drilling in 65 holes and the current resource update includes the results up to hole 53, along with previous results from Anglo Platinum. The resources are estimated by the kriging statistical method and the Indicated Resources have a drill spacing of approximately 250 metres or less. In keeping with best practice in resource estimation, an allowance for known and anticipated geological losses is made. These account for approximately 35% of the project area. The resource estimate has taken this into account.

Of the 53 boreholes which were drilled in the area of interest only 44 boreholes could be used for Merensky Reef mineral resource estimation and 42 boreholes for UG2 mineral resource estimation. A number of historical boreholes were originally found to not meet with the quality assurance criteria and were not used in the evaluation of the project area.

The Merensky Reef was divided into two distinct facies type consisting of one geological domain each whereas the UG2 consists of only one facies type with different geological domains. Grade estimation was done within specific geological domains. A total of 21 boreholes intersected the Contact-type Reef and 23 boreholes the Pegmatoidal Feldspathic Pyroxenite Facies-type reef. The assay values reflect 3PGM + Au. An area towards the southwest has been defined where resource estimation is not possible for the Merensky Reef. The reason is based on the diamond drilling information having intersected the reefs at less than 50 m from surface resulted in an excessive core loss due to weathering. Many of these shallower intersections were associated with areas of thinned or attenuated stratigraphy leading to reef identification/correlation problems. No resource has been estimated for the northwestern part of the Pegmatoidal Feldspathic Pyroxenite Facies reef type area since no grade data exists in this area.

The original borehole and deflections have been combined (weighted average) to represent a single intersection for each borehole. Borehole reef width and PGM (3PGM + Au) grades used in the resource estimation exercises are depicted in the tables below. The available borehole data consists of previously drilled Anglo Platinum holes and recently drilled by the Company. The Anglo Platinum borehole PGM values consisted of Pt, Pd, Rh and Au. Some of the drilled holes did not have Rh values and these were obtained from existing relationship of Pt and Rh values

The calculated mineral resource for both the Merensky and UG2 reefs are classified as an Inferred and Indicated Mineral Resources. The Merensky Reef was divided into two distinct domains based on different facies with specific lithological and mineralized characteristics. The in-situ interpolated grade models have been diluted where channel width was less than a 1 m mining width to a diluted width of 1 m. Reef thickness in excess of 1 m are taken as that particular width. Refer to table (below) for the mineral resource results.

The prill split estimates of the platinum, palladium, rhodium, and gold (4E) have been provided in compliance with Canadian National Policy 43-101. Caution must be exercised with respect to these estimates as they have been calculated by simple arithmetic means. While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South African platinum industry best practice for estimation, the prill split has been calculated using the arithmetic mean of the assay information.

As detailed below and as indicated in the Company’s news release of December 12, 2005 the current independently calculated resource estimate for the WBJV project is 1.31 million ounces 4E as Indicated Resources (Merensky Reef – 3.69 Mt at 7.33 g/t 4E and UG2 – 3.24 Mt at 4.25 g/t 4E) and an additional 3.90 million ounces 4E as Inferred Resources (Merensky Reef – 13.59 Mt at 6.88 g/t 4E and UG2 – 6.69 Mt at 4.15 g/t 4E).

Estimated Indicated Resource Base: (See Cautionary Notes)

(MR FPP indicates Feldspathic Pegmadoidal Pyroxenite on the Merensky Reef and MR CR indicates Merensky Reef Contact Reef.)

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	400	3.680	7.33	1.31	1.31	26.973	0.8672
MR CR	400	0.00015	4.68	1.01	1.01	0.009	0.000001
UG2	400	3.236	4.25	1.47	1.47	13.754	0.4422
Total Indicated	400	6.916	5.89	1.37	1.37	40.734	1.3103

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.82	26%	1.94	3%	0.26	4%	0.31
MR CR	66%	3.08	26%	1.24	3%	0.16	4%	0.20
UG2	63%	2.69	27%	1.13	9%	0.39	1%	0.04

Estimated Inferred Resource Base: (See Cautionary Notes)

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR Domain FPP	400	13.591	6.88	1.34	1.34	93.488	3.0057
MR Domain CR	400	0.001	4.17	1.04	1.04	0.003	0.0001
UG2	400	6.688	4.15	1.62	1.62	27.757	0.8924
Total Inferred	400	20.280	5.98	1.41	1.41	121.248	3.8982

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.53	26%	1.82	3%	0.24	4%	0.29
MR CR	66%	2.74	26%	1.10	3%	0.15	4%	0.18
UG2	63%	2.62	27%	1.11	9%	0.38	1%	0.04

Estimated Indicated Resource Base above 250m below surface (a subset of the data above): (See Cautionary Notes)

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP Above 250m	400	0.475	8.40	1.31	1.31	3.987	0.1282
MR CR above 250m	400	0.0002	4.68	1.01	1.01	0.0007	0.00001
UG2 above 250m	400	0.111	3.85	1.47	1.47	0.460	0.0148
Total Indicated above 250m	400	0.586	7.59	1.37	1.37	4.448	0.1430

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	5.53	26%	2.22	3%	0.29	4%	0.36
MR CR	66%	3.08	26%	1.24	3%	0.16	4%	0.20
UG2	63%	2.43	27%	1.03	9%	0.35	1%	0.04

Estimated Inferred Resource Base above 250m below surface (a subset of data above): (See Cautionary Notes)

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Channel Width (metre)	Diluted Channel Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP above 250m	400	0.495	6.91	1.34	1.34	3.418	0.1099
MR CR above 250m below	400	0.0006	4.16	1.04	1.04	0.0028	0.0001
UG2 above 250m below	400	3.754	4.08	1.62	1.62	16.400	0.5273
Total Inferred above 250m	400	4.250	4.66	1.41	1.41	19.821	0.6372

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.55	26%	1.83	3%	0.24	4%	0.29
MR CR	66%	2.63	26%	1.10	3%	0.38	4%	0.04
UG2	63%	2.58	27%	1.08	9%	0.37	1%	0.04

Recommendations

Further Work Required

The current mineral resource is classified partly as an Indicated Mineral Resource with additional resources classified as Inferred. Current parameters, including but not being limited to kriging efficiency, 90% lower confidence limit, number of samples used in estimate and variogram ranges show that some of the area is now inside the criteria for indicated mineral resource.

The interpretation of the structural model together with the evaluation results culminate into a mining block. These blocks allow for the in situ grade and economic value analysis, which requires further work and interpretation.

Recommended Phases of Work

The main focus should be to further upgrade more of the Inferred Mineral Resource and Indicated Resources within both the Merensky and UG2 reefs. A pre-feasibility study is recommended to begin engineering and other evaluation and confirmation work.

Objectives to be Achieved in Future Work Programs

The objectives of the future work programs are to ensure the integrity of the resource by upgrading the confidence level to further increase the Indicated Resource category. The prefeasibility would allow for the engineering and economic evaluation whilst drilling continues as per the recommendation.

Detailed Future Work Programs

To further increase the Indicated Resource additional boreholes are required to be drilled on a 250 m x 250 m grid. Geostatistical parameters derived from the modelled semi-variograms support a range of 250 m as sufficient to upgrade the resource to reserve. At least 10 boreholes need to be drilled to the west and east of the delineated indicated resource area for project 1.

●

No of Boreholes: 10;

●

Average depth (metres): 500 metres;

●

Total Inclusive Cost/metre: ZAR 550/m

●

Total metres (plus deflection drilling): 5,000 metres

●

Rate of Drilling: 250 days; and

●

Total Cost: ZAR 2.25 million.

It is recommended that two deflections (one long 80 m, one short 25 m) apart from the original intersection be drilled on the Merensky Reef for statistical manipulation. The rate of drilling based on 4 machines which average 25 m/shift (per machine) taking into account site moves and rehabilitation. Drilling will then take six months to complete and taking into account the assaying process will the data will be ready June 2006.

The Frischgewaagd Project Area (Project 2) shows potential for UG2 reef development.  Only a few boreholes have been drilled in this area and further drilling is required to delineate the full potential of this area to move portion of the area into an indicated resource. At least 20 boreholes would be required on a 250 m grid.

●

No of Boreholes: 20;

●

Average depth (metres): 200 metres;

●

Total Inclusive Cost/metre: ZAR 550/m;

●

Total metres (plus deflection drilling): 4,000 metres;

●

Rate of Drilling: 120 days; and

●

Total Cost:  ZAR 2.2 million.

The above two phases of drilling will be sufficient to upgrade the resource and allow the project to be recommended for a pre-feasibility level.

War Spring Property, Northern Limb, Bushveld Complex, RSA

Property Description, Location and Acquisition

The War Springs (English translation of the farm name Oorlogsfontein) property is located immediately to the south of the town of Mokopane (formally known as Potgietersrus), approximately 200 kilometres north of Johannesburg, Republic of South Africa, in the Limpopo (Northern) Province. The War Springs property is centred on 24°14’ (S) and Longitude 29° 02’(E) and the mineral rights cover 2,396 hectares. The Company also holds a second property on the Northern Limb of the Bushveld Complex, the Tweespalk Property, which is not currently considered material to the Company’s operations.

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2005 total $2,572,933 (August 31, 2004 - $1,350,015).

The Company may purchase 100% of these mineral rights at any time within three years from the grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company must also pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. Prospecting permits were granted to the Company in August 2003 for the Tweespalk property and February 2004 for the War Springs property. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility.  The Company’s retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property.  The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at August 31, 2005 are calculated to be $250,994 (August 31, 2004 - $214,840).  The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

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

Figure 5 - Diagram illustrating magnetic anomalies associated with A, B and C reefs,

drill holes on the War Springs Property

The north-western portion of the property is underlain by the gabbro-norites of the Main Zone of the BIC. The eastern and southern portions of the property are underlain by rocks of the Transvaal Supergroup. This Supergroup is dominated by shales and quarzites of the Magaliesberg Formation. The property occurs in an area where the strike of the BIC changes from NNW to N, to SW. This hinge area is marked by a series of north-easterly and south-easterly trending faults. The BIC dips north-westerly at 25o to 35o.  The footwall contact with the Transvaal sediments strikes in a north-south direction and is disturbed by three major faults. These include the northeast-southwest trending Ysterberg fault and two northwest-southeast trending faults. There are also minor faults running sub-parallel to the major fault systems. A general steep dip of ~ 65 degrees towards the west is observed from oriented borehole core for the layered units intersected on War Springs. However, some of the fault blocks may be tilted at different angles.

The initial phase of diamond exploration drilling intersected a combination of Main Zone and Platreef/Critical Zone lithologies in the northeastern portion of property (See Figure 5). The Main Zone lithologies consist predominantly of gabbronorite and anorthositic units.

The top of the Platreef mineralised package consists of mineralised mottled anorthosites (“C”- Reef) and occasional pyroxenites. The anorthosite/mottled anorthosite units can be correlated through all intersecting boreholes. Thickness ranges from 5 to 22 metres. Lithologies below the “C”-Reef consist mainly of norites which includes a central package of noritic-cyclical units. A typical cycle, progressing upward, is pyroxenite, feldspathic pyroxenite, melanorite, leuconorite to anorthosite. These cyclical units are not always complete and may sometimes be reversed. Thickness may vary from < 1 metre to over 15 metres for an individual unit. The package of noritic-cyclical units can as a whole be correlated between the intersecting boreholes and varies in thickness from 15 to 35 metres. Some of the noritic-cycles are mineralised. The whole “upper norite zone” (between “B” and “C”-Reefs) varies in thickness from 100 to 220 metres.

Prominent pyroxenitic lithologies occur below the “upper norite zone”. Thepyroxenite package, progressing upwards, consists of serpentinised harzburgite, pyroxenite to feldspathic pyroxenite. The serpentinised harzburgite at the base is only a few metres in thickness, but was recognised in all intersecting boreholes. The feldspathic pyroxenites form the main part of the package and range in thickness from 10 to 60 metres. The mineralised “B”-Reef occurs towards the base of the pyroxenite package and extends into a zone of mixed/altered anorthositic/mottled anorthositic/leuconoritic rocks. The “lower norite zone” occurs below the “B”-Reef mineralised pyroxenites and is mainly comprised of melanorite/norite with numerous inclusions/xenoliths of footwall quartzite. Occasional small (1–3 metres in size) calc-silicate xenoliths occur within this zone.

The “A”- Reef mineralised feldspathic pyroxenite/melanorite occur between the “lower norite zone” and the footwall contact with the Transvaal sediments. The feldspathic pyroxenites and melanorites range in grain size from very fine-grained to medium-grained in general to nearly pegmatoidal in places. Several of the units are magnetic to various degrees. Significant amounts of biotite/phlogopite occur within the pyroxenites/melanorites closer towards the footwall contact. A mineralised chromitite band (sometimes steel-blue in colour) is present towards the base of the “A”-Reef and was recognised in all the boreholes that intersected the footwall contact. The chromitite is magnetic in most instances. Magnetic chromitite is described from the Grass Valley property south of War Springs.

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

Figure 6 – Northern Limb Properties

TWEESPALK
MOKOPANE
WAR SPRINGS
V Ti Fe
LEGEND
Quarternary Alluvium / Other
Letaba Formation
BUSHVELD COMPLEX
Upper Zone
Main Zone
Lower Zone
Nebo Granite
TRANSVAAL SEQUENCE
Silverton Formation
Dwaalheuwel Formation
Timeball Hill Formation
Duitschland Formation
Malmani Subgroup
Black Reef Formation
Wolkberg Group
ARCHAEAN BASEMENT
Hout River Gneiss
Matlala Granite
Pietersburg Sequence
Magnetite Layer
Platreef Horizon
PTM Mineral Rights
N
W
E
S
0 5000 10000 metres
NORTHERN LIMB
FARMS AND GEOLOGY
FIGURE 5
Drawn: M. Venter
February 2004
MSA
GEOSERVICES

Exploration and Mineral Resource Definition

Cautionary Note to U.S. investors concerning estimates of “measured” and “indicated resources”:  This section uses the terms “measured” and “indicated resources”.  We advise U.S. Investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

Cautionary Note to U.S. investors concerning estimates of “inferred resources”:  This section uses the term “inferred resources”.  We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility studies or pre-feasibility studies.  U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

Four soil geochemical lines (1,000 metres apart) were sampled during 2004. Additional soil lines were cut 250 metres apart and sampled during 2005. Aeromagnetic data over an ~ 130 km2 area covering the farms Oorlogsfontein, Rooipoort and Grass Valley were interpreted during June 2004. A ground-based gravimetric survey was performed at the end of September 2004.

Drilling commenced during mid-2004 on the War Springs property and PGE mineralised layers have been confirmed to cross the War Springs property. Eighteen holes were completed by the end of May 2005 relating to 7,433 metres of drilling. A total of 8,188 samples were collected for the determination of the following elements: Pt, Pd, Au, Cu, Ni and Co. Test pit and trench sampling was done during October 2005 across anomalous areas indicated by the 2005 soil sampling program.

The mineral resource estimate complies with SAMREC Ore Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and reserves in South Africa.  The SAMREC Ore Code allows for a resource or reserve to be upgraded (or down graded) if, amongst others, economic, legal, environmental, permitting circumstances change. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the reserve and resource classification are consistent with the Inferred, Indicated and Measured resource classification and the Probable and Proved reserve classification.

The specific data distribution and geographic layout does not allow the inferred resource to qualify for any upgrade to higher confidence resource categories. The total resource is therefore within the Inferred Resource category and therefore has no further subdivision or sub classifications.

Detailed Mineral Resource Tabulation

Three zones of mineralisation were identified within the succession of layered mafic rocks drilled on War Springs. They consist of an upper “C-Reef”, middle “B-Reef” and a bottom “A-Reef” on the footwall contact with the Transvaal sediments (Diagram 6.1). The economic potential of these three mineralized zones will be dependent on the type of mining method. The three reef zones dip steeply at 68° to the northwest. Open cast mining of these steep dipping mineralized zones has therefore limited or no economic potential at current grades. Mining of these reefs will have to be considered as an underground operation. The B and C reefs are on average over 4m thick, whereas the A reef is on average only 1.56m thick. The 2PGE+Au grades from these three mineralized zones are on average 0.99 g/t. The 2PGE+Au grades on its own will have no real economic potential. However, the Nickel and Copper values are relatively high and in combination with the PGE’s and thicker mineralized zones will have economic potential. Thus, the primary mineral resource is the combined value of the Nickel and Copper with the PGE’s as secondary or by product. Low-grade mineralisation is associated with the “A-Reef” immediately above the footwall contact with the Transvaal sediments. Economic reef thickness varies from 1 to 2.3 metres grading between 0.09 to 2.1 g/t 2PGE’s + Au. Ni and Cu averages at 0.08% Ni and 0.04% Cu. For both open cast and underground mining this reef has not enough metal content or the grades to have any economic potential. The A Reef was therefore excluded as a mineral resource.

Key Assumptions, Parameters and Methods of Resource Calculation:

A total of 18 boreholes were drilled in the area of interest of which only 8 boreholes intersected the A Reef, 11 boreholes intersected the B Reef and 7 boreholes intersected the C Reef. There were no deflections drilled. Both the B and C reefs are on average more than 4 m thick, whereas the A Reef is only 1.56 m thick. The samples within the reef intersections have been composited on a 1 m interval. The assay values reflect 2PGE+Au. Borehole co-ordinates, reef width, 2PGE+Au, Ni and Cu grades used in the resource estimation exercises are depicted in Table 1.

In the evaluation process the 2PGE+Au (g/t), Ni%, Cu% and channel width (cm) are used. The channel width refers to the corrected reef width. The values have been interpolated into a 3D block model. From the 3D reef wireframes a dip model was interpolated into the 3D block model. The interpolated dip parameter was used for channel width corrections. No geological domains or facies have been delineated for the respective reefs. Each reef was treated as one geological domain.

From the interpolated block model a mineral resource was calculated for the B and C Reefs. Table 1 below shows the tonnage and grade for each reef at a specific cut-off grade (Ni %). Both the B and C reefs are thicker than a minimum mining width and were therefore not diluted.  Diagram 9 shows the grade tonnage curve for the different reefs at a Ni % cut-off.

The results of the independent resource calculation performed during October 2005 show an Inferred Resource of 29.4 Mt at an average grade of 1.03 g/t 2PGE+Au and thus a metal content of 980,000 ounces of 2 PGE+Au for the B and C Reefs combined (optimized at a break-even gross metal value (“GMV”) cut-off). The total Ni and Cu metal content for the two reefs combined is 39,492 tonnes Ni and 33,649 tonnes Cu.

Table 1 – War Springs

Interpretation and Conclusions

Geological mapping by the South African Geological Survey has indicated the War Springs Property to be in part underlain by Rustenburg Layered Suite rocks of the BIC, including potentially rocks of the Critical Zone. The primary exploration target on the property is Platreef PGM mineralisation on a 5.2 kilometre strike length of BIC basement contact indicated on the property by previous mapping (Geological Survey). Drilling by PTM-RSA has confirmed historical reports that PTM-RSA’s properties are underlain by favourable geology. In addition to this, recent exploration success on adjacent properties to War Springs indicates that this property has significant potential to host a PGM deposit of the “Platreef style” of mineralzation.

Exploration drilling within the zone of economic interest identified three mineralized zones (“A”-; “B”- and “C”-Reefs). The “C”-Reef occurs towards the top of the “Critical Zone/Platreef” and is characterised by mineralised (predominantly) anorthositic lithologies. The “B”-Reef occurs towards the central portion of the package and is characterised by mineralised predominantly pyroxenitic (ultramafic) lithologies. The “A”-Reef is characterised by feldspathic pyroxenite with mineralized chromitite or chromite-rich lithologies. Noritic lithologies dominate in the areas between the mineralised reefs.

Recommendations

The following exploration program is recommended for the War Springs Property. The objective of this program will be to trace and test the three reef horizons (A, B and C) on surface and at depth to the southwest from the area of current activity using available soil  geochemical and geophysical information obtained during the previous exploration phase. Soil geochemical anomalies indicate a zone of highly anomalous Pt values near the footwall contact trending southwest from the Phase 1 drilling area. These anomalies are significantly higher than those associated with the reef zones tested during Phase 1 drilling. The soil anomalies were recently investigated by a short program of trenching and test pit sampling. A total of 382 samples were collected during this program and the results from this sampling utilized in planning of the Phase 2 drill positions. The position of the “C”-reef have been positively identified by the recent trenching in the area southwest of the Phase 1 drilling positions.

The recommend Phase 2 diamond drill program for the War Springs property will include stepped diamond drilling holes every 500 metres to test the projected extensions of the A, B and C Reef traces southwest of the Phase 1 drilling. Initially 4 diamond drill holes are recommended to test the target stratigraphy at 500 metres intervals. Drilling will focus on testing the B and C reefs which have shown to be the most promising in Phase 1 drilling but will also test the A reef to determine if it is better developed on this portion of the property. Holes will be drilled to a target depth of approximately 600 metres.

The proposed budget, see details below, is $260,000 and the program is expected to take approximately 4 months to complete with one drill rig. This program was initiated in December of 2005 and is expected to be completed in March 2006.

Program Cost Estimates:

Drilling – 4 holes drilled to depth of 600 meters – total meterage 2400 metres ($108,000)

Analytical Costs – estimate of 2400 samples ($68,352)

Wages and Field Expenses – ($83,648)

Lakemount Property, Ontario

Property Description, Location and Acquisition

The Lakemount Property is located approximately ten kilometres east of the town of Wawa and approximately four kilometres southwest of Hawk Junction in northwestern Ontario (See Figure 7). Wawa is located on the Trans Canada Highway 17. Highway 101 (which joins Wawa to Hawk Junction) cuts through the south-central portion of the property. Wawa is located along the Trans Canada Highway 17 some 220 kilometres north of Sault Ste. Marie and 520 kilometres east of Thunder Bay.  A timber road from Hawk Junction accesses the northern and northeast sections of the property. The northwest section is accessed by the Loonskin Lake Forest Access Road. The southwest section of the property is accessed by the Twin Lakes and Firesand Forest Access Road. Highway 101 is a paved, all-season road (See Figure 8).

Access can also be made by floatplane to Wawa Lake, Hawk Lake, or Sunrise Lake. The eastern edge of Wawa Lake cuts the west boundary of the claim group. A gravel tote-road connects Highway 101 to Hawk Junction by way of Hawk Lake. Floatplane services are available from Wawa and from Hawk Lake. The CPR and ACR railways connect through Hawk Junction. The Company has also upgraded an existing Forest Service Access route to provide year-round access to the Sunrise/Elbow Lake area of the property, the location of this trail is indicated on Figure 8.

The Lakemount Property consists of four staked claim blocks consisting of a total of 38 unpatented crown mineral claim units, a 2,240 hectare, privately held licensed area (Wagner License, and one patented mining lease (Parcel 2017-Household Lease #218693) block covering 777 hectares for a total holding of approximately 3,625 hectares.

Lakemount Agreement

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the Lakemount property. The Company may earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($1,079,611 incurred to August 31, 2005) and by making staged payments totalling $150,000 ($50,000 paid) and 150,000 Common Shares (25,000 issued) by December 31, 2008. The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder. The property is subject to NSR royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%, subject to buy-out and buy-down provisions.

Exploration History – Lakemount Property

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

Table 2 summarizes the work completed on the Lakemount Property to date, including the work completed by the Company as described below. The work summarized above is considered to be historic in nature and, based on the available information, none of the previous exploration programs on the Lakemount Property appears to have been accompanied by an adequate (or any) quality control and assurance program. Analytical methods used to derive the above mentioned values are varied. However, work to date by the Company has indicated that, at least for the Lakemount Zone, the historically reported Cu and Ni values appear to be representative.

In August of 2000, a kimberlite dyke was intersected by diamond drilling by Sonic Soils Ltd. in the southwest portion of the Lakemount Property. This ultramafic-fragmental kimberlite (heterolithic breccia) was intersected between 14.85 metres and 33.50 metres in depth (drill width of 18.7 metres), and is believed to be associated with the Mildred Lake Fault system. Initial sampling did not indicate the presence of diamonds. The Company has to date not completed any work to follow-up on this discovery.

Geological Setting and Mineralization

Geological Setting

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

The rocks of the Michipicoten greenstone belt appear to be developed atop the gneissic granite which are on the property confined to the area south of the Wawa-Kapuskasing fault corridor (See Figure 9). A sequence of metasedimentary rocks, including volumetrically significant iron formation layers, lays outboard of the felsic rocks to the south and west of the property. These are intercalated with intermediate to mafic metavolcanics which are found underlying the western and central portions of the property.

Figure 7 - Location Map – Lakemount Property, Sault Ste. Marie Mining District, Ontario

PLATE

LAKEMOUNT
PROPERTY
BOUNDARY
DAMBROSSIO
DUMAS
DUNPHY
FINAN
TRANS
CANADA
17
ABOTOSSAWAY
AGUONIE
BIRD
KNICELY
LALIBERT
LECLAIRE
RAILWAY
MUSQUASH
MACASKILL
MENZIES
CORBIERE
COWIE
DEBASSIGE
RAILWAY
NEW
HYDRO
ELECTRIC
POWER DAM
ESQUEGA
FIDDLER
ISAAC
101
Property
LASTHEELS
SCALE
0
4
8 KM
TOWN OF
WAWA
Lake
Superior
17
TRANS
CANADA
ONTARIO
THUNDER BAY
WAWA
TIMMINS
SAULT STE. MARIE
TORONTO
Wawa Area Map

LOCAT ON PLAN

LAKEMOUNT PROPER

WESTERN PROSPECTOR GROUP TD

The metavolcanic and metasedimentary rocks have been intruded by at least two and likely three separate suites of mafic to ultramafic intrusive rocks (the focus of current exploration activities) and later granitic to syenitic stocks. The above assemblage has been metamorphosed to upper greenschist facies, folded and variably deformed. Late stage lamprophyre dykes and quartz shear-breccia systems appear to have been emplaced either during or shortly after peak metamorphic conditions. Late, likely Proterozoic-aged, diabase dykes cross-cut the property in a northwest-southeast direction and are clearly post-metamorphic. The diabase dyke suite is interpreted to either be contemporaneous with or slightly post date kimberlitic dyke and breccia units in the area which are locally diamondiferous.

At least two, and potentially three, phases of mafic/ultramafic intrusive activity occur within the Lakemount Property holdings and throughout this portion of the Michipicoten Greenstone Belt. The earliest phase of intrusions appears to be dominantly ultramafic (pyroxenite-peridoitite) intrusions and includes the Sunrise Intrusion on the Lakemount Property and the Lena Lake Intrusion to the west. The Sunrise intrusion is the host to the Ni-Cu-PGE mineralization at Lakemount. These intrusions occur as east-west elongate, 1.5-2.5 km long, partially differentiated stocks. The Early Mafic Intrusions display complex folding and upper greenschist facies metamorphism indicating they were intruded prior to peak metamorphic conditions and they do not appear to be related to either of the later structural events which provided conduits for the intrusion of later mafic/ultramafic bodies.

Figure 8 - Lakemount Property – Tenure Holdings and Access

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

Mineralization

The Lakemount Property itself hosts eight known mineral occurrences. The location of these zones is outlined on Figure 9. The #1, #2, B-C-H-X and J zones are gold-bearing quartz-carbonate veins systems. The E Zone is a gold-base metal bearing systems of viens and disseminated mineralization which may be related to a volcanogenic system associated with a felsic/mafic contact on the property.

The Company’s current exploration activities are focused on definition of the resource contained within the Lakemount Zone which is described in more detail below.

Lakemount Zone ('F' - Zone)

The Lakemount (formerly 'F' Zone) is comprised of disseminated pyrite-chalcopyrite-pyrrhotite-pentlandite mineralization of magmatic origin hosted within the basal phase of the Sunrise Intrusion. The copper-nickel mineralization has associated platinum-palladium values that have not been routinely assayed for. The Sunrise Intrusion is an elliptical-shaped ultramafic body measuring 2,100 metres in length and approximately 600 metres in width. Previous work and geophysical surveys of the Lakemount Property indicate that the Sunrise Intrusion has a wineglass shape with the apex pointed to the south. It is unclear if the apex represents a feeder structure.

The copper-nickel mineralization is hosted by the basal pyroxenite phase of the intrusion along its southern margin. Drilling completed prior to the Company’s involvement with the project had traced the disseminated mineralization for 792 metres along strike and to a vertical depth of approximately 243 metres in 142 holes totaling 24,170 metres. Figure 10 is a plan map of the Lakemount Zone showing previous drill collar locations – note that the location of several drill holes reported from the Lakemount Property remain unknown due to incomplete reporting in historical records – along with the location of the 23 holes completed by the Company to date.

Sulphide mineralization occurs at two discrete sub-parallel levels within the intrusion which dip steeply to the north following the basal contact. The two zones range from 5-25 metres in thickness and are separated by approximately 120 metres of sparsely disseminated sulphide which has historically not been analyzed. According to a review of previous drilling by Archibald (2001) the mineralized zones appears to show an abrupt change in dip within the central portion of the intrusion. On the eastern side of this hinge, the two mineralized zones appear to be more intensely mineralized near surface. West of the hinge the mineralized zones apparently become more intensely mineralized at depth. Work to date by the Company suggests some of the zonation in the mineralization may be associated with folding within the intrusion not recognized by previous workers.

Table 2 - Lakemount Exploration History - Drilling and Other Work
Year(s)	Company	Notes	# of	Drill Hole	Footage	Meters	Work
			Holes	Nos.	Drilled	Drilled
1928	Engineers Holding Company Ltd.						Trenching
1939	Corinth Mines Ltd.						Details Unknown
1940	Sylvanite Gold Mines Ltd.						Details Unknown
1943	Lakemount Mines Ltd.	1	10	XR1-10	566.3	172.6	Drilling
1944	Lakemount Mines Ltd.	2	23	11-35	9,395.0	2,863.6	Drilling/Mag
1944	N.A. Timmins Ltd.		28	36-64	16,093.5	4,905.4	Drilling
?	Unknown	3	11	2XR-A thru K	1,415.0	431.3	Drilling
?	Unknown	4	4	S1-4	2,306.0	702.9	Drilling
1951	Kelore Mines Ltd.	5	34	101-136	19,499.0	5,943.4	Drilling
1953	Ventures Ltd.		31	V201-231	17266.3	5,262.8	Drilling
1956-57	New Kelore Mines		14	301-316	12,460.5	3,798.0	Drilling, EM, SP
1957	Lakemount Mines Ltd.		5	?	1,018.0	310.3	Drilling
1962	Algoma Ore Properties Ltd.	6					Mapping, EM
1967	Selco Exploration Company Ltd.						Map, Aeromag and EM
1978-82	Firespur Exploration Ltd.	7	10	NA	3,386.0	1,032.1	Map, EM, Mag
1989-91	Firesand Resources Ltd.		9	NA	3911	1192	Prospecting,Stripping,
							Mapping, Sampling
2000	Tidal Explorers		1	KIM00-01	194.0	59.0	Drilling
2003	Rock Resources						Surface Mag
2003	Platinum Group Metals Ltd		8	LK03-01 to -08	4882.0	1488.0	Drilling
2004	Platinum Group Metals Ltd						Airborne Geotem
2004	Platinum Group Metals Ltd	8	8	LK04-09 to 16	5561.7	1681.4	Drilling
2004	Platinum Group Metals Ltd						Downhole UTEM
2004	Platinum Group Metals Ltd		7	LK04-17 to 23	5370.5	1623.6	Drilling
	Totals		203		103219	31446.3

Notes:
1	Hole locations unknown, no records for holes 3, 4, and 6
2	Hole 15 not drilled
3	No record of when these holes drilled or by whom
4	Drilled by unknown persons from south side of Sunrise Lake
5	Holes 105 and 106 not drilled
6	Drilling reported in Canadian Mines Handbook 1961, p. 132; no records
7	Holes 2,3 and 4 drilled in Sunrise area
8	Hole 15 lost above target, steepened and redrilled as 16

Figure 9 -  Local Geology and Mineral Occurrences – Lakemount Property

CORBIERE TWP
ESQUEGA TWP
Pokorny Lake
VOLCANIC CYCLE II
VOLCANIC CYCLE I
Bauldry Lake Fault
Marsden Fault
Reed Lake
Hawk Junction
HAWK LAKE GRANITIC COMPLEX
Loonskin Lake Fault
Hawk Lake Fault
Hawk Lake
Elbow Lake
Bremner Lake
ACR N470
LEASE
Twin Lakes
LAKEMOUNT PROPERTY
WAGNER LAND MANAGEMENT
LEASE
101
546
SCALE
0.5 0 1.0 KILOMETER
0.25 0 0.50 MILE

PLATE 6

LEGEND

- DIABASE
- I GRANODIORITE
- H FELSIC TO INTERMEDIATE PORPHYRY INTRUSIVE ROCKS
- G TONALITE TO QUARTZ DIORITE
- F PERIDOTITE
- E GABBRO, DIORITE
- D METASEDIMENT ROCKS
- C FELSIC TO INTERMEDIATE METAVOLCANIC ROCKS
- B MAFIC TO INTERMEDIATE METAVOLCANIC ROCKS
- A ULTRAMAFIC TO MAFIC METAVOLCANIC ROCKS
- MINOR FAULT
- VEIN / ZONE

★ MINERAL OCCURRENCE

MAP NUMBER	OCCURRENCE NAME
1	1 & 2 ZONES
2	A VEIN
3	B.C.H.X ZONES
4	D VEIN
5	E VEIN
6	F ZONES
7	J ZONE
8	S.W.ESQUEGA KIMBERLITE

LAKEMOUNT PROPERTY

GENERAL GEOLOGICAL PLAN
INCLUDING
LOCATION OF ZONES AND VEINS

WESTERN PROSPECTOR GROUP LTD.

ESQUEGA TOWNSHIP, ONTARIO

AFTER- P.C.DELISLE 1991
MODIFIED FROM ODM 1982

Exploration by Platinum Group Metals Ltd.

Beginning in mid-November 2003, the Company initiated an eight-hole Phase 1, 1,488 metre diamond drill hole program to test the PGE content of the Lakemount Zone. Key drill intercepts from the Phase 1-3 programs are reported in Table 3 below. Although the Phase 1 drill program failed to duplicate the historically reported high grade PGE values, the Ni and Cu values, particularily those encountered in holes 5, 6 and 8 were of sufficient grade and thickness to warrant recommendation of a Phase 2 program.

Table 3: Mineralized Intercepts 2003-2004 PTM Drilling – Lakemount Property

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

Phase 2 – 2004 Program

A 180 line km helicopter based magnetic/time-domain electromagnetic survery of the core portion of the Lakemount Property was completed as the initial portion of the Phase 2 program initiated in February, 2004. The Sunrise Intrusion is clearly defined as a magnetic high, the high being mainly sourced by the serpentized portions of the peridiotite sequence. Seven prominent airborne EM responses are evident either within or in close proximity to the Intrusion with the prominent anomalies occurring at the eastern end of the intrusion associated with the Lakemount Zone.

The Phase 2 diamond drilling program was completed between March 31 and April 20, 2004. In total 8 holes (LK04-09 to -16) were completed totaling 1681.4 metres. Drill hole LK04-16 intersected a lithological sequence similar to that intersected in holes 8 and 6 and also intersected significantly elevated Ni-Cu-PGE values in the basal pyroxenite unit. Of particular significance to on-going exploration on the Lakemount Property was the recognition of 1-4 cm, frequently rounded “balls” of massive, coarse-grained sulphide mineralization. These balls are the first evidence of massive sulphide accumulations in the Sunrise Intrusion and suggests potential for larger massive sulphide accumulations in the basal portion of the intrusion. Based on the results of the Phase 2 drill program it was recommended that down-hole geophysical surveying of the existing drill holes be conducted to test the potential for massive sulphide accumulations and that additional diamond drilling be conducted to further delineate the Lakemount Zone.

Phase 3 Exploration Program

A borehole UTEM survey of the drill holes completed by PTM on the Lakemount Zone was completed as the first part of the Phase 3 program. The survey was completed between May 27 and June 19, 2004 and tested the down the hole response in all save for holes LK03-04 and LK04-15.  The survey detected a  “complex” anomaly located at a depth of 130 to 155 metres in the vicinity of hole LK04-16. This depth correlates well with the main mineralized intersection in hole LK04-16. Several weaker anomalies were detected and were targets of the Phase 3 drilling program.

The Phase 3 diamond drill program completed in July of 2004 consisted of a total of 7 diamond drill holes totaling 1623.6 metre. The location of the 23 holes completed on the Lakemount Zone is show in Figure 10. The Phase 3 program provided additional information concerning the continuity and locally higer grade nature of portions of the Lakemount Zone and provided sufficient information to allow calculation of an inferred resource for the Lakemount Zone (see below).

Figure 10 - Lakemount Zone with Locations of PTM Holes 1-23

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
WAWA, ONTARIO
Site Plan
Figure 5-1
Roscoe Postle Associates Inc. , Jan. 2005

Mineral Resource Estimate

An independent mineral resource evaluation of the Lakemount Zone was completed.  Due to the lack of detailed analytical and quality control data for the older drill hole data, the evaluation was limited to the 23 holes completed by the Company in 2003 and 2004.

Cautionary Note to U.S. investors concerning estimates of “measured” and “indicated resources”:  This section uses the terms “measured” and “indicated resources”.  We advise U.S. Investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

Cautionary Note to U.S. investors concerning estimates of “inferred resources”:  This section uses the term “inferred resources”.  We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility studies or pre-feasibility studies.  U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

The mineral resource estimate was performed using a block model, constrained by wireframe solid models, and Inverse Distance Squared (ID2) sampling weighting.  The mineral resources estimate for Lakemount totals 3.048 million tonnes grading 0.35% Ni, 0.20% Cu, 0.13 g/t Pt, 0.09 g/t Pd, and 0.05 g/t Au at an assumed net smelter return (NSR) cut-off of US$20/tonne.  All resources have been classified as Inferred, in accordance with the classification system defined in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines.

Classification

Mineral resources have been classified in accordance with the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, as incorporated in National Instrument 43-101.  Resource blocks are classified as Measured, Indicated, or Inferred, depending on the level of confidence of the estimate.

All of the mineral resources at Lakemount have been classified as Inferred, owing to the limited amount of data available upon which the database is constructed.  Analytical data exist for about 150 holes drilled during previous exploration of the property, but as critical information relative to the sampling and analytical procedures, and reproducibility of values obtained, is not available, these data were not used.  Removal of the old data leaves a total of 20 recent holes (3 are outside the deposit area) upon which to base the estimate.

Cut-Off Grade

Application of a cut-off grade is required by National Instrument 43-101 in order to classify mineralized material as a Mineral Resource.  In order to define a reasonable cut-off grade at this early stage of the project, assumptions regarding scale of operation, mining methodologies, mining and metallurgical recoveries, operating costs and metal prices are necessary.  Estimates of cost have been drawn from a similar operation in the area, and estimates of metal prices from historic three-year trends of the commodities of likely economic significance, copper, nickel, gold, platinum, and palladium.

Because there are five metals that contribute to the potential value of the Lakemount deposit, a net smelter return approach to cut-off grade was used instead of using the grade of a single metal.  Given the grade and morphology of the Lakemount deposit, mining by open-pit methods is the most reasonable method of extraction.  It can also be reasonably assumed that concentrates will be produced on-site and shipped by rail to Sudbury for refining.  Lakemount is very close to road, rail, and powerline facilities, which will have a beneficial impact on operating and capital costs.

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

On the basis of these assumptions and estimates, a cut-off cost of US$20.00/tonne is reasonable for the Lakemount model, and the size and grade of the Inferred Resource is predicated upon this threshold value.

The Mineral Resource estimate at a range of cut-off grades is given below in Table 4.

TABLE 4 MINERAL RESOURCE ESTIMATE

Platinum Group Metals Ltd. Lakemount Property

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

Recommendations

•

Additional bulk density measurements should be made from the core in order to provide a better basis for tonnage estimates.

•

Metallurgical test work should be carried out to determine potential metal recoveries.

•

A preliminary assessment should be undertaken to assess the project economics.

•

If the results of the preliminary assessment are encouraging, additional drilling should be done to move the mineral resource into the indicated category preparatory for feasibility work.

Item 5 – Operating and Financial Review and Prospects

The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for each of the three years ended August 31, 2005 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian GAAP.  Differences between Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 13 to the accompanying Consolidated Financial Statements.

Critical Accounting Policies

The Company’s accounting policies are set out in Note 2 and 13 of the accompanying Consolidated Financial Statements.  There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

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

During the fiscal year ended August 31, 2005, net loss under US GAAP was $8,112,593 (2004- $4,675,466; 2003 - $2,580,499), which was $4,316,945 (2004 - $2,432,839; 2003 - $831,506) higher than the net loss under Canadian GAAP.  Of this difference, $5,309,860 (2004 - $2,117,412; 2003 - $1,427,706) relates to the fact that under US GAAP, exploration costs are expensed as incurred rather than capitalized until management has determined that an impairment exists in the carrying value of the property, under Canadian GAAP.  An amount of ($1,136,055) (2004 – Nil; 2003 Nil) relates to the cost of stock based compensation for employees and directors which is an expense under Canadian GAAP, but is treated only a disclosure item by the Company under SFAS 123.  Also, $660,574 (2004 - $190,242; 2003 - $15,185) of the difference relates to the fact that the accounting for income taxes on the issuance of flow-through shares is different between Canadian GAAP and US GAAP.  Furthermore, $37,800 (recovery) (2004 - $125,510; 2003 - $105,457 (recovery)) of the difference relates to the fact that under US GAAP, stock options which have been repriced are subject to variable accounting.

Overview

The Company’s main objective is to acquire mineral properties, finance their exploration and, if warranted, develop, and bring them into commercial production either directly or by way of joint venture or option agreements or through a combination of the foregoing.  The Company was aiming to develop its properties to a stage where they could be exploited at a profit.  At that stage, its operations would to some extent be dependent upon the world market price of any minerals mined.

The Company has mineral properties and deferred exploration expenditures of $12,091,549 at August 31, 2005 compared to $5,995,550 at August 31, 2004 and $3,891,653 at August 31, 2003.  The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various agreements and the completion of the development of its properties, any future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis.  The Company has incurred losses since inception of $11,557,531 and has a working capital surplus at August 31, 2005 of $1,396,283; in light of these facts, there is some doubt as to the ability of the Company to continue as a going concern.

Future write-downs of properties are dependent on many factors, including general and specific assessments of mineral resources, the likelihood of increasing or decreasing the resources, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, taxation, labor and capital costs.  It is not possible to assess the monetary impact of these factors at the current stage of the Company’s properties.  The dollar amounts shown as mineral properties and deferred exploration expenditures are direct costs of acquiring, maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of administrative management salaries based on time spent and directly related to specific properties.  These amounts do not necessarily reflect present or future values.

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

The Company may be adversely or favorably affected by foreign currency fluctuations.  In the normal course of the business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand.  The Company also has cash and certain liabilities denominated in South African Rand.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.   In the past year, the South African Rand has fallen in value against the Canadian Dollar by approximately 13%.

Year Ended August 31, 2005 Compared to the Year Ended August 31, 2004

The Company has been more active in 2005 than in past years. During the year the Company incurred a loss of $3,795,648 (2004 - $2,242,627). Before a non-cash charge for stock based compensation of $1,283,289 (2004 - $92,881), general and administrative expenses totaled $2,466,085 (2004 - $1,723,248). Interest, other income and recoveries amounted to $218,373 (2004 - $430,106). The Loss for the year includes mineral property write down expenses of $974,294 (2004 - $1,044,542) and is reduced by a provision for future income tax recoveries of $793,000 (2004 - $278,000).

On October 27, 2004, the Company announced the formation of the Western Bushveld Joint Venture (“WBJV”) with Anglo Platinum and Africa Wide Mining. Work commenced immediately thereafter on the project and the rate of work has accelerated during the year. Activities consist of research and data review, prospecting, mapping, engineering and drilling of the project area.  At the time of writing there are 5 diamond drills turning on the WBJV. In August of 2005 the Company completed an engineering review, a statement of inferred resources, and Preliminary Assessment of the first planned project on the WBJV in compliance with Canadian National Instrument 43-101. The Company was also active with an exploration program on its War Springs project in South Africa, consisting of diamond drilling, geophysical surveys and ground prospecting.

During the year the Company executed a settlement and purchase agreement for both the surface rights and mineral rights to the Elandsfontein 102 JQ property, now a component property in the WBJV.  The total purchase price became ZAR 7.0 million (approx. C$1.3 million), after a discount of ZAR 200,000 for early settlement.  Prior to August 31, 2005, the Company paid out ZAR 4.2 million in payments and in September 2005 paid a final payment of ZAR 2.8 million to complete the transaction.

Other work during the year included the completion, assessment and analysis of drilling and geophysical results from the Company’s Seagull project and the Lakemount project, both located in Ontario, Canada.

The Company has increased its general level of activity in the past two years in South Africa. Activities in Canada have been reduced, as the more advanced nature of the WBJV project has caused it to become an investment focus for the Company. The Company still actively reviews many potential property acquisitions in the normal course of business. The Company has also increased its marketing efforts in order to raise its profile in the capital markets.

Mineral property acquisition costs deferred during the year totaled $1,815,434 (2004 - $515,777), most of which was for South African property acquisition costs and payments. Exploration and development costs deferred in the year totaled $5,309,860 (2004 - $2,711,412). Of that amount $1,079,938 (2004 - $1,330,643) was incurred on the Company’s Canadian properties. An amount of $4,229,922 (2004 - $1,380,769) was incurred on the Company’s South African properties.

Cost recoveries on Canadian mineral properties during the year amounted to $55,000 (2004 - $78,750). During the year $974,294 (2004 - $1,044,542) in deferred costs relating to mineral properties were written off. An amount of $958,844 (2004 - $1,018,252) was written off for Ontario projects while the balance of $15,450 (2004 - $26,290) related to South African write offs. See details in Note 5 of the Company’s Audited Financial Statements.

Year Ended August 31, 2004 Compared to the Year Ended August 31, 2003

During the year the Company incurred a loss of $2,242,627 (2003 – $1,748,993).  Included were mineral property write down expenses of $1,044,542 (2003 – $815,714) and a provision for future income tax recoveries of $278,000 (2003 – $212,400).

The Company increased its general level of activity in the past year both in Canada and South Africa.  The Company actively reviewed many potential property acquisitions during the year.  The Company also increased efforts to raise its profile and liquidity in the capital markets.  Due to these factors the Company has incurred generally higher costs in 2004 over prior years.

Net general and administration expenses in 2004 were $1,381,432 (2003 - $905,248) after accounting for interest and other income of $430,106 (2003 - $177,068).  During the years 2002, 2003 and 2004 the Company grew substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa.  General and administrative expenses are generally higher as a result of this growth.  During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground.  The costs described above include corporate finance fees of $100,000 (2003 - $nil); management and consulting fees of $322,996 (2003 – $232,201); office and miscellaneous expenses of $106,306 (2003 - $ 64,263); professional fees of $130,383 (2003 - $143,357); salaries and benefits of $404,936 (2003 - $167,115); shareholder relations expense of $38,090 (2003 - $159,532); travel expenses of $231,507 (2003 - $50,364); and promotion expenses of $126,464 (2003 - $42,560).  Stock compensation expense, a non-cash item, amounted to $92,881 in 2004 (2003 - $42,051).  An amount of $6,500 (2002 - $29,875) in expense relates to Part XII.6 tax applied by the Canadian Federal government on unspent flow-through funds from the previous year.  An amount of $4,591 (2003 – $41,508) was expensed for new property investigations during the period. Interest and other income for the year totaled $430,106 (2003 - $177,068).

Acquisition costs deferred during the current year totaled $515,777 (2003 – $459,809).  Exploration and development costs deferred in 2004 totaled $2,711,412 (2003 – $1,296,469).  Of that amount $1,330,643 (2003 - $483,889) was incurred on the Company’s Canadian properties.  An amount of $1,380,769 (2003 - $812,580) was incurred on the Company’s South African properties.

Cost recoveries before adjustments on mineral properties during the year amounted to $78,750 (2003 – $(40,335)).  In 2003, recoveries amounted to $141,539, but after recognizing an adjustment for $181,874 in work converted to shares by Wheaton River, the net amount for the year was a charge of $40,335.  During the year $1,044,542 (2003 – $815,714) in deferred costs relating to mineral properties were written off.  An amount of $1,018,252 (2003 - $510,830) was written off for Ontario projects while the balance of $26,290 (2003 - $304,884) related to South African write offs.  See Note 6 of the Company’s annual Audited Financial Statements.  On the Company’s Agnew Lake Property located west of Sudbury, Ontario, Joint Venture partners Pacific Northwest Capital and Kaymin Resources Limited, (a subsidiary of Anglo American Platinum Corporation Limited), continue to explore and, to date, have spent approximately $2.5 million on the property.

During 2004 the Company spent $302,573 (2003 - $288,320) on exploration work on its Shelby Lake and Lac des Iles, Ontario properties.  Work consisted mostly of drilling, mapping and geochemistry.

Year Ended August 31, 2003 Compared to the Year Ended August 31, 2002

During 2003, the Company incurred a loss of $1,748,993 (2002 - $1,501,620).  Included were mineral property write down expenses of $815,714 (2002 - $1,090,871) and a provision for future income tax recoveries of $212,400 (2002 - $453,600).  General and administrative expenses totaled $1,082,316 (2002 - $835,540) before interest and other income of $177,068 (2002 - $23,028).  General and administrative costs that increased in 2003 include management and consulting fees of $274,252 (2002 - $154,562), rent of $41,896 (2002 – $18,870), salaries and benefits of $167,115 (2002 - $75,584), and travel and promotion of $92,924 (2002 - $40,966).  Several general and administrative items actually decreased in 2003.  The Company became more active acquiring property and conducting exploration in the Republic of South Africa in Fiscal 2003, thereby increasing costs in general.  The Company also remained active in Canada.  The increased activity level necessitated the addition of several staff members in Canada, the appointment of consultants in Africa, and the acquisition of additional office space in Canada.  The Company hired one qualified employee to manage investor relations as of April 2003.  As a result, shareholder relations expenses were reduced to $159,532 in 2003 (2002 - $203,138).  The Company incurred an investment loss of $187,000 on Active Gold Group Ltd. during 2003 (2002 – nil).

During 2003 the Company focused most of its acquisition efforts on properties within the Bushveld Complex of South South Africa.  Exploration activities were conducted in both Canada and South Africa during 2003.  Combined acquisition and exploration costs for the year, net of recoveries, totaled $1,756,278 (2002 - $2,974,603).  Of that amount, approximately $653,317 (2002 - $721,000) was incurred on the Company’s Thunder Bay properties, approximately $(23,697) (2002 - $92,197) was recovered on the properties near Sudbury and approximately $1,126,658 (2002 – $114,000) was incurred on the Company’s South African properties.  During 2003, $815,714 (2002 - $1,090,871) in net deferred costs relating to mineral properties were written off.  A detailed breakdown of these costs can be seen in Note 6 of the Consolidated Financial Statements.

Liquidity and Capital Resources

The working capital of the Company is a direct result of the excess of funds raised from the sale of equity shares and the receipt of property payments over expenditures into acquisition and exploration costs as well as administrative expenses.  The working capital balance at the end of the following periods were:  August 31, 2005:  $1,396,283; August 31, 2004 - $2,364,360; and August 31, 2003 - $984,333.  Fluctuations in working capital stem from timing differences between when money is raised from equity issues and when expenditures are committed on exploration.

Cash and cash equivalents at August 31, 2005 totalled $2,750,461 compared to $2,423,176 at August 31, 2005 and $994,650 at August 31, 2003.  The cash and cash equivalents are attributable primarily to the issue of share capital.  Aside from cash and cash equivalents, the Company had no material unused sources of liquid assets at August 31, 2005, 2004 or 2003.

During Fiscal 2005, the Company issued a total of 8,571,216 (2004 - 6,756,148) Common Shares. Of this 8,546,216 shares (2004 - 6,745,239) were issued for cash proceeds of $8,482,291 (2004 - $5,981,397), and $13,023 came from contributed surplus. A further 25,000 shares (2004 - 10,909) were issued for mineral properties for a value of $28,000 (2004 - $3,600). Cash proceeds were to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The primary use of cash during the year was for acquisition and exploration expenditures, being approximately $5,395,698 (2004 - $3,200,000), management fees and expenses of $326,167 (2004 - $322,996) and other general and administrative expenses of $2,139,918 (2004 - $1,400,252) as calculated before applying a non-cash charge of $1,283,289 (2004 - $92,881) for stock compensation expense.

During Fiscal 2004, the Company issued a total of 6,756,148 Common Shares. Of this 6,745,239 Common Shares were issued for cash proceeds of $5,981,397. A further 10,909 shares were issued for mineral properties for a value of $3,600. Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes.  The Company’s primary source of capital has been from the sale of equity.  The primary use of cash during the year was for acquisition and exploration expenditures, being approximately $3.2 million (2003 - $1.8 million), management fees and expenses of $322,996 (2003 - $232,201) and other general and administrative expenses of $1,488,542 (2003 - $850,115).

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

Tabular Disclosure of Contractual Obligations

The following Table discloses the contractual obligations of the Company for optional mineral property acquisision payments, optional exploration work and committed lease obligations for office rent and equipment. Under the terms of certain mineral property option and purchase agreements, the Company is committed to make additional acquisition payments and incur minimum annual exploration expenditures as summarized in the table above in order to preserve its interests in the related mineral properties.  In the event the Company was unable or unwilling to make these payments, it is likely that the Company would forfeit its rights to acquire the related properties.

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Acquisition payments	$ 7,381,600	$ 1,594,200	$ 5,437,400	$ 350,000	$ -
Exploration costs	12,819,270	942,022	7,577,248	4,300,000	-
Lease obligations	190,743	94,952	86,163	9,608	-
Totals	$ 20,391,613	$ 2,631,174	$ 13,100,811	$ 4,659,608	$ -

Under the terms of certain mineral property option and purchase agreements, the Company is committed to make additional acquisition payments and incur minimum annual exploration expenditures as summarized in the table above in order to preserve its interests in the related mineral properties.  In the event the Company was unable or unwilling to make these payments, it is likely that the Company would forfeit its rights to acquire the related properties.

Item 6 – Directors, Senior Management and Employees

Directors and Senior Management

The following table sets out certain information concerning the directors and executive officers of the Company.  Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act (“BCA”).  The officers are appointed at the pleasure of the board of directors.

Name, Position, Age and Country of Residence	Principal Occupation or Employment	Date Appointed
R. MICHAEL JONES Chairman, President, CEO and Director Age: 42 Resident of Canada	Professional Geological Engineer Chairman, President, CEO and Director of the Company	February, 2000
FRANK R. HALLAM CFO and Director Age: 46 Resident of Canada	Chartered Accountant CFO and Director of the Company	February, 2002
BARRY SMEE (1) (2) Secretary and Director Age: 59 Resident of Canada	Geologist and geochemist President of Smee & Associates, a consulting, geological and geochemistry company; Director and Secretary of the Company	February, 2000
IAIN McLEAN (1) (2) Director and Consultant of Corporate Development Age: 50 Resident of Canada	CEO of Municipal Software Corporation Canada, a software development company.	October, 2000
ERIC CARLSON (1) Director Age: 47 Resident of Canada	President of Anthem Properties, real estate development, investment and management business established in 1991.	February, 2005
JOHN GOULD Managing Director of PTM-RSA Age: 48 Resident of South Africa	Geologist Managing Director of PTM-RSA	June, 2003

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

While the Directors and Executive Officers of the Company are involved in other business ventures and do not spend full time on the affairs of the Company, the Company believes that each devotes as much time to the affairs of the Company as are required to satisfactorily carry out their duty

There are no family relationships between any two or more Directors or Executive Officers.  There are no arrangements or understandings between any of the Directors or Executive Officers, major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a Director or Officer.

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

Mr. Jones is also a director of Jerico Explorations Inc., a public company with a mineral exploration property in Arizona, a director of Radar Acquisitions Corp., a public company with a coal and heavy mineral project in Colorado and a director of MAG Silver Corp., a public company with silver properties in Mexico.

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

Mr. Hallam is also a senior officer of MAG Silver Corp., a director of Jerico Explorations Inc., a senior officer of Callinan Mines Ltd., a base metals exploration company with projects in Manitoba and British Columbia and a director and senior officer of Sydney Resource Corporation, a company which, prior to Mr. Hallam’s appointment, acquired the Simlock Creek Property from the Company in December 2003.

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

Eric Carlson, Director

Mr. Carlson has over 17 years of real estate investment, development, and management experience. Mr. Carlson has been President and Chief Executive Officer of Anthem Properties Corp. (“Anthem”) since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the United States. Mr. Carlson has also been President and a director of Kruger Capital Corp. since December 1992. Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.  Currently Mr. Carlson spends approximately 5% of his time devoted to the Company.

Mr. Carlson is also a director of MAG Silver Corp. and Sydney Resource Corporation.

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

Compensation

The following table sets forth all compensation paid or accrued by the Company to its directors and members of its administrative, supervisory or management bodies for Fiscal 2005.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
R. Michael Jones Chairman, President, CEO and Director	2005	$Nil	$Nil	$137,794	250,000 (1)/Nil	$Nil	$Nil	$Nil
Frank Hallam Chief Financial Officer and Director	2005	$114,900	$20,000	$Nil	226,000 (1)/Nil	$Nil	$Nil	$Nil
Barry Smee Secretary and Director	2005	$Nil	$Nil	$5,707	125,000 (1)/Nil	$Nil	$Nil	$Nil
Eric Carlson Director	2005	$Nil	$Nil	$Nil	175,000 (1)/Nil	$Nil	$Nil	$Nil
Iain McLean Director	2005	$Nil	$Nil	$Nil	125,000 (1)/Nil	$Nil	$Nil	$Nil
John Gould Managing Director, PTM-RSA	2005	$Nil	$Nil	$120,000	100,000 (1)/Nil	$Nil	$Nil	$Nil

(1)

Stock options granted on February 22, 2005 are exercisable at $1.00 per share and expire on February 22, 2010.

Effective April 1, 2005, the Company entered into a consulting agreement (the “Jones Agreement”) with R. Michael Jones, the President, Chief Executive Officer and a director of the Company pursuant to which Mr. Jones is paid a fee of $545 per day to manage the day-to-day operations of the Company for an indefinite term.  The Company may terminate the Jones Agreement on notice without cause upon payment of 3 months’ typical consulting fees and provision of benefits made available to officers of the Company from time to time on terms determined by the Board of Directors for the earlier of 3 months or until Mr. Jones obtains comparable benefits from another source.  Mr. Jones may terminate the Jones Agreement at any time by providing 90 days’ written notice to the Company.

Effective April 1, 2005, the Company entered into an employment agreement (the “Hallam Agreement”) with Frank Hallam, the Chief Financial Officer and a director of the Company pursuant to which Mr. Hallam is paid a salary of $10,150 per month to manage the day-to-day financial operations of the Company for an indefinite term.  The Company may terminate summarily and without notice, or payment in lieu of notice, severance payments, benefits, damages or any sums whatsoever, in the event that there is just cause for termination of Mr. Hallam’s employment. The Company may terminate the Hallam Agreement on notice by the Company to Mr. Hallam without cause upon payment to him at termination of 3 months’ base salary and provision of benefits made available to officers of the Company at the discretion of the Board of Directors. Mr. Hallam may terminate the Hallam Agreement at any time by providing 90 days’ written notice to the Company.

The Company has no pension plan and no other arrangement for non-cash compensation to the directors of the Company except stock options.

Board Practices

The Board of Directors presently consists of five Directors.  Each Director was elected at the annual general meeting of the shareholders of the Company held on January 10, 2006.  Each Director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).  See “Directors and Senior Management” for the dates on which the current Directors of the Company were first elected or appointed.

The Company has not entered into contracts providing for benefits to the directors upon termination of employment.

Board Committees

The Audit Committee and the Compensation Committee, being the only committees of the board, are composed of a majority of the members who are both outside and unrelated directors.

The Audit Committee

The Audit Committee consists of three independent and unrelated directors. The role of the Audit Committee is to assist the board in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to: (i) the integrity of the Company’s financial statements; (ii) the financial reporting process; (iii) the systems of internal accounting and financial controls; (iv) the performance of the Company’s internal audit function and independent auditors; (v) the independent auditor’s qualifications and independence; and (vi) the Company’s compliance with ethics policies and legal and regulatory requirements.

The principal responsibilities of the Audit Committee include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, evaluating the performance of the Company’s auditors, pre-approving all audit and non-audit services provided by the auditors and establishing the remuneration of the auditors.

The following is the text of the current Charter for the Audit Committee as adopted by the Board on January 11, 2005. Such Charter may be amended by the Board in the future in light of evolving corporate governance standards.

Overall Purpose / Objectives

The Audit Committee will assist the board of directors (the “Board”) in fulfilling its responsibilities. The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationshipswith the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company’s business, operations and risks.

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

(a)

Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

(b)

Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

(c)

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

(d)

Review any legal matters which could significantly impact the financial statements as reported on by the Company’s counsel and meet with outside independent counsel whenever deemed appropriate.

(e)

Review the annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

(f)

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

(g)

Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

(h)

Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

(i)

Meet with management and the external auditors to review the annual financial statements and the results of the audit.

(j)

Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

(i)

actual financial results for the interim period varied significantly from budgeted or projected results;

(ii)

generally accepted accounting principles have been consistently applied;

(iii)

there are any actual or proposed changes in accounting or financial reporting practices; or

(iv)

there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

(k)

Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

(l)

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

(m)

Make recommendations to the Board regarding the reappointment of the external auditors and the compensation to be paid to the external auditor.

(n)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(o)

Review and approve the Company’s hiring policies regarding partners, employers and former partners and employees of the present and former external auditors of the Company.

(p)

Establish a procedure for:

(i)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(ii)

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

(q)

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

(r)

Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

(s)

Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

(t)

Perform other functions as requested by the full Board.

(u)

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

(v)

Review and recommend updates to the charter; receive approval of changes from the Board.

(w)

With regard to the Company’s internal control procedures, the Audit Committee is responsible to:

(i)

review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(ii)

review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate; and

(iii)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(iv)

periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

The Compensation Committee

The Compensation Committee will consist of one unrelated director, Mr. McLean, and one outside director, Mr. Smee, who, although he is a non-executive and not compensated for his service as an officer, is considered an inside director due to the fact that he is the Secretary of the Company. The role of the Compensation Committee is primarily to administer the Company’s Stock Option Plan and to determine the remuneration of executive officers.

Employees

At August 31, 2005, the Company had 16 full time employees and 14 part time employees.  In comparison, the Company had 13 full time employees and 2 part time employees at August 31, 2004 and 9 full time employees and 2 part time employees at August 31, 2003.

Share Ownership

With respect to the persons listed in “Compensation,” above who are current directors, officers or employees of the Company, the following table discloses the number of Common Shares and percent of the Common Shares outstanding held by those persons, as of February 13, 2006.  The Common Shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class (3)
R. Michael Jones Chairman, President, CEO and Director	1,436,565 (4)	3.1%
Frank R. Hallam CFO and Director	813,014	1.8%
Barry Smee Secretary and Director	46,500	<1.0%
Iain McLean Director	138,839	<1.0%
Eric Carlson Director	60,800 (5)	<1.0%
John Gould Managing Director, PTM-RSA	62,000	<1.0%

Notes:

(1)

Includes beneficial, direct and indirect shareholdings.

(2)

Does not include stock options and other rights to purchase or acquire shares.

(3)

There are 45,458,527 Common Shares issued and outstanding as of the date of this Form 20-F Annual Report.

(4)

Of these shares, 988,500 are held by 599143 B.C. Ltd., a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife.

(5)

Of these shares, 33,800 are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.

The following table discloses the incentive stock options outstanding to the aforementioned persons as of February 13, 2006:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price Per Share	Expiry Date
R. Michael Jones Chairman, President, CEO and Director	March 6, 2002 Feb 22, 2005	120,000 250,000	$0.35 $1.00	March 6, 2007 Feb 22, 2010
Frank R. Hallam CFO and Director	March 6, 2002	42,000	$0.35	March 6, 2007
	Sept. 17, 2003 Feb 22, 2005	57,000 226,000	$0.70 $1.00	Sept. 17, 2008 Feb 22, 2010
Barry Smee Secretary and Director	March 6, 2002 Feb 22, 2005	60,000 125,000	$0.35 $1.00	March 6, 2007 Feb 22, 2010
Iain McLean Director	March 6, 2002 Feb 22, 2005	60,000 125,000	$0.35 $1.00	March 6, 2007 Feb 22, 2010
Eric Carlson Director	Feb 22, 2005	175,000	$1.00	Feb 22, 2010
John Gould Managing Director, PTM-RSA	June 27, 2003	150,000	$0.50	June 27, 2008
	Sept. 17, 2003 Feb 22, 2005	75,000 100,000	$0.70 $1.00	Sept. 17, 2008 Feb 22, 2010

The Company does not have a share purchase plan or dividend reinvestment plan; however it does have a stock option plan pursuant to which the Company will, from time to time, grant individual stock options to its directors, officers and employees.

The Company implemented a stock option plan (the “Current Plan”) on January 14, 2003.  On January 10, 2006, the shareholders of the Company approved an amendment to the Current Plan increasing the maximum number of shares issuable pursuant to such Current Plan to 4,500,000 Common Shares.  The Current Plan is administered by the Board of Directors or such committee of the Board as may be designated by the Board (the “committee”). Options may be granted pursuant to the Current Plan to the Company’s directors, officers, employees and consultants to purchase Common Shares on such terms that the Board or committee may determine, subject to the limitations of the plan and the rules of applicable regulatory authorities. The exercise price for options granted under the Current Plan may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used), in each case less up to the maximum discount permitted by the TSX.  Options under the Current Plan are non-assignable and are exercisable for a period of up to ten years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The following table discloses the share purchase warrants outstanding to the aforementioned persons as of February 13, 2006:

Name of Person(s)	Date of Grant or Issuance	# Common Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
Frank R. Hallam CFO and Director	Oct. 13, 2005	39,600	$1.75	April 13, 2007

Item 7 – Major Shareholders and Related Party Transactions

Major Shareholders

To the best of the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

There are presently no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

The following table discloses the significant changes in the percentage ownership held by any major shareholders during the past three years.

Identity of Person or Group	Date	Amount Owned	Percent of Class (1)
Prudent Bear Funds, Inc. (2) (3) Suite 300, 8140 Walnut Hill Lane Dallas, Texas USA 75231	February 2006 February 2005 February 2004	N/A 106,750 1,853,750	N/A <1% 5.7%
GM Mining Services Ltd. (4) P.O. Box 901 Road Town, Tortola, BVI	February 2006 February 2005 February 2004	N/A 3,600,000 2,400,000	N/A 9.5% 7.5%

Notes:

(1)

Shares outstanding at

February 2006 - 45,458,527 Common Shares

February 2005 - 37,910,964 Common Shares

February 2004 - 32,116,208 Common Shares

(2)

Prudent Bear Funds, Inc. is a mutual fund.  David W. Tice & Associates, LLC is the investment adviser to Prudent Bear Funds, Inc.

(3)

Not including 100,000 Common Shares held by David W. Tice & Associates, LLC.

(4)

GM Mining Services Ltd. is beneficially owned by African Minerals Ltd. of Whitehorse, Yukon Territory, Canada.

The Company is not aware of any person or group who owns more than 5% of the Company’s issued and outstanding Common Shares as at February 13, 2006.

Holders of Record in the United States

Based on the Company’s knowledge, after reasonable inquiry as of November 11, 2005, the most recent practicable date for conducting such search in the light of the time required for responses, the total number of Common Shares held of record by 66 residents in the United States is 7,161,685 Common Shares representing approximately 15.8% of the 45,398,527 Common Shares then issued and outstanding.  The foregoing is comprised of the following:

1.

According to the records of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, there are 3,931,969 Common Shares held of record by 12 residents of the United States, one of which is Cede & Co. with a total of 2,799,348 Common Shares.

2.

Through a search conducted by the Company, the Company has ascertained that there are no Common Shares held by residents of the United States through CDS & Co. in Canada.

3.

A search conducted through Cede & Co. in the United States by the Company revealed there are 55 holders of record resident in the United States owning 6,029,064 Common Shares (CDS held a deficit of 4,234,065 Common Shares).

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

Other than disclosed elsewhere in this Annual Report, none of the directors, senior officers, principal shareholders named in “Item 7 – Major Shareholders and Related Party Transactions”, or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, during the current financial year ending August 31, 2005, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries except for the following:

1.

R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company managed the day-to-day operations of the Company.  During Fiscal 2005, Mr. Jones was paid and/or accrued $137,794 for consulting services rendered pursuant to the terms of a consulting agreement.  See “Item 6 – Directors, Senior Management and Employees”.

2.

Frank Hallam is employed by the Company as Chief Financial Officer.  During Fiscal 2005, Mr. Hallam received salary payments totaling $114,900 and a bonus of $20,000 pursuant to the terms of an employment agreement.  See “Item 6 – Directors, Senior Management and Employees”.

3.

Barry Smee, Secretary and Director of the Company provided geological consulting services.  During Fiscal 2005, Mr. Smee was paid and/or accrued $5,707 for consulting services rendered.  Mr. Smee did not have an agreement but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See “Item 6 – Directors, Senior Management and Employees”.

4.

John Gould, Managing Director of PTM-RSA provided management and consulting services to the Company.  During Fiscal 2005, Mr. Gould was paid and/or accrued $120,000 for management and consulting services rendered.  Mr. Gould did not have a formal agreement, but was paid by the Company upon the rendering of services and receipt of expense reports and/or invoices.  See “Item 6 – Directors, Senior Management and Employees”.

5.

Pursuant to a term sheet dated April 21, 2003, as amended August 12, 2003, the Company entered into a service agreement with MAG Silver Corp. (“MAG”) to provide office space and administrative support services to MAG at a cost of $12,000 per month plus expenses.  MAG is related to the Company by way of common directors and officers: R. Michael Jones, Chairman, President, Chief Executive Officer and Director of the Company; Frank Hallam, Chief Financial Officer and Director of the Company; and Eric Carlson, Director of the Company.  During Fiscal 2005, the Company received $134,757 from MAG pursuant to this arrangement.

6.

The Company entered into a Sublease Agreement with Anthem Works Ltd. dated August 5, 2004 for the rental of the Company’s office premises at Suite 328, 550 Burrard Street, Vancouver, British Columbia, V6C 1T2.  The Company began occupying this facility on October 1, 2004 on a three-year lease and the current annual obligation is approximately $62,328.  Anthem Works Ltd. is related by a director in common, Eric Carlson.

7.

During Fiscal 2005, the Company received $39,000 for services during the year from Sydney Resource Corporation (“SYR”) and at August 31, 2005, accounts payable included $52,992 due from SYR.  SYR is related to the Company by way of common directors and officers: Frank Hallam, Chief Financial Officer and Director of the Company; and Eric Carlson, Director of the Company.

No director, senior officer, relative or associate of such persons was indebted to the Company during Fiscal 2005 other than for travel expense advances in the normal course of business.

Interests of Experts and Counsel

Not applicable.

Item 8 – Financial Information

Consolidated Financial Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 17 hereof and filed as part of this Annual Report.  These financial statements include the consolidated balance sheets of the Company as at August 31, 2005 and 2004 and statements of operations and cash flows for the three years ended August 31, 2005.

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

Significant Changes

Since August 31, 2005, the following significant changes have occurred:

1.

On May 2, 2005 the Company announced an agreement whereby the Company would purchase all surface and mineral rights to portions of the farm Elandsfontein 102 JQ in exchange for ZAR 7.2 million payable in five instalments to December 15, 2005.  At August 31, 2005 payments of ZAR 4.2 million had been made.  After year end, on September 16, 2005, the Company made a final discounted payment of ZAR 2.8 million to close the purchase three months early for a reduced total cost of ZAR 7.0 million.  In September 2005 the Company was granted a New Order prospecting permit over its interests in the Elandsfontein property.  See Note 5 (b) (ii)(1) of the consolidated financial statements.

2.

In October 2005 the Company closed non-brokered private placements for 2.2 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months from the date of closing.  A finder’s fee of $45,704 was paid in cash.

Item 9 – The Offer and Listing

Offer and Listings Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the TSX or TSX-V, as applicable, and on the NASD OTC Bulletin Board Service for each full quarterly period within the two most recent fiscal years ended August 31, 2005 and the current year to date period:

PERIOD	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $

2006
First Quarter	$1.70	$1.15	$1.63	$0.98
2005
Fourth Quarter (1)	$1.32	$0.80	$1.14	$0.613
Third Quarter	$1.26	$0.74	$1.05	$0.60
Second Quarter	$1.15	$0.90	$0.99	$0.746
First Quarter	$1.24	$0.83	$1.00	$0.70
2004
Fourth Quarter	$1.18	$0.80	$0.895	$0.60
Third Quarter	$1.50	$0.85	$1.145	$0.69
Second Quarter	$1.95	$1.22	$1.48	$0.976
First Quarter	$1.74	$0.58	$1.28	$0.43

Notes:

(1)

The Common Shares were delisted from the TSX-V and commenced trading on the TSX on June 8, 2005.

The following table sets forth the high and low market prices of the Common Shares for the five most recent fiscal years ended August 31, 2005:

YEARS ENDING AUG. 31	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2005 (1)	$1.32	$0.74	$1.14	$0.60
2004	$1.95	$0.80	$1.48	$0.43
2003	$1.04	$0.25	$0.59	$0.21
2002	$0.98	$0.21	$0.62	$0.13
2001	$0.73	$0.33	n/a (2)	n/a (2)

Notes:

(1)

The Common Shares were delisted from the TSX-V and commenced trading on the TSX on June 8, 2005.

(2)

The Common Shares commenced trading on the NASD OTC Bulletin Board Service on February 19, 2002.

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
January 2006	$1.60	$1.27	$1.38	$1.10
December 2005	$1.58	$1.42	$1.40	$1.136
November 2005	$1.70	$1.43	$1.49	$1.22
October 2005	$1.65	$1.38	$1.63	$1.17
September 2005	$1.55	$1.15	$1.30	$0.98
August 2005	$1.32	$0.95	$1.14	$0.79

The closing price of the Company’s shares on February 13, 2006 was $1.45 on the TSX and US $1.265 on the NASD OTC Bulletin Board Service.

There have been no trading suspensions in the prior three years.

Plan of Distribution

Not applicable.

Markets

The Common Shares trade on the TSX under the symbol “PTM” and on the NASD OTC Bulletin Board Service under the symbol “PTMQF”.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10 – Additional Information

Share Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 45,998,734 Common Shares were issued and outstanding as at February 13, 2006.  All of the issued Common Shares are fully paid.  The Company does not own any Common Shares.

The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders.  Each Share is equal to every other Share and all Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities.  The holders of Shares are entitled to vote for each share held and are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.  Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the British Columbia Business Corporations Act (“BCA”).

Memorandum and Articles of Association

Objects and Purposes of the Company

The Company's Articles do not prescribe any extraordinary limits on the businesses or purposes of the Company.

Directors

Part 17 of the Company's Articles deals with the directors’ involvement in transactions in which they have an interest. Article 17.2 provides that a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

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

Section 124 of the BCA provides that no person is qualified to act as a director if that person is:

(a)

under the age of 18 years;

(b)

found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs;

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

Changes to Capital

There are no conditions imposed by the Company’s Articles governing changes in the capital where such conditions are more stringent than is required by the law of British Columbia.

Material Contracts

The following material contracts have been entered into by the Company within the past two years, copies of which may be inspected between the hours of 10:00 am and 5:00 p.m. at the head office of the Company located at Suite 328 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

(a)

The Company entered into a Sublease Agreement with Anthem Works Ltd. dated August 5, 2004 for the rental of the Company’s office premises at Suite 328, 550 Burrard Street, Vancouver, British Columbia V6C 1T2.  The Company began occupying this facility on October 1, 2004 on a three-year lease and the current annual obligation is approximately $62,328.  Anthem Works Ltd. is related by a director in common, Eric Carlson.  See “Item 7 – Major Shareholders and Related Party Transactions”.

(b)

The Company entered into a consulting agreement (the “Jones Agreement”) dated April 1, 2005 with R. Michael Jones, the President, Chief Executive Officer and a director of the Company pursuant to which Mr. Jones is paid a fee of $545 per day to manage the day-to-day operations of the Company for an indefinite term.  See “Item 7 – Major Shareholders and Related Party Transactions”.

(c)

The Company entered into an employment agreement (the “Hallam Agreement”) dated April 1, 2005 with Frank Hallam, the Chief Financial Officer and a director of the Company pursuant to which Mr. Hallam is paid a salary of $10,150 per month to manage the day-to-day financial operations of the Company for an indefinite term.  See “Item 7 – Major Shareholders and Related Party Transactions”.

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

The Regulations under the Act specifies the remedies, offences and punishment applicable.  Section 39 states that “When the Minister believes that a non-Canadian, contrary to this act (a) has failed to give notice; or (b) has implemented an investment which is prohibited”, then the Minister may send a demand requiring the default to be remedied and if this demand is not complied with, the Minister may apply for a Court Order require divestiture or other remedies, as the circumstances require.  Civil penalties apply for non-compliance with any provision, and criminal penalties may also apply.

Taxation

Canadian Federal Income Tax Consequences

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on a business in Canada and has not acquired the common shares in one or more transactions considered to be an adventure in the nature of trade (a “non-resident holder”).  Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.

Dividends

Under the ITA, dividends paid or deemed to have been paid by a corporation resident in Canada to a non-resident holder will generally be subject to withholding tax at a rate of 25%.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is also a company that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.  However, if the U.S. resident shareholder is an LLC, the withholding rate is 25%.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  Currently, regulations specify that one-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions.

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof. The Company is a public corporation for purposes of the ITA and its Common Shares are on a prescribed stock exchange. A Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Common Shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Common Shares, subject to the relieving provisions of the Treaty described below.  The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain “rollover” transactions.  This would include transactions under Sections 86 and 87 of the ITA, which apply to share for share and amalgamation transactions.

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

This Treaty relief is not available if the shareholder is an LLC.

Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where a non-resident of Canada disposes of Common Share that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.

United States Federal Income Tax Consequences

The following is a discussion of all material United States Federal income tax consequences, under current law, that may be applicable to a U.S. Holder (as defined below) of Common Shares of the Registrant.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Canadian Federal Income Tax Consequences” above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

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

U.S. Holders

As used herein, a “U.S. Holder” is a holder of Common Shares of the Registrant who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Registrant are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

Dividends paid on the Common Shares of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant.  The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.  The directors of the Registrant believe that the Company is not a “qualified foreign corporation” for U.S. tax purposes and that the Company has and does qualify as a Passive Foreign Investment Company for U.S. shareholders, as defined below.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares of the Registrant.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Registrant were to become a controlled foreign corporation.  For the effect on the Registrant of becoming a controlled corporation, see “Controlled Foreign Corporation Status” below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Registrant:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold Common Shares of the Registrant would be required to include in income for such year their allocable portion of the Registrant's passive income which would have been treated as a dividend had that passive income actually been distributed.  To the best knowledge of the Registrant, it is not and has never been a Foreign Personal Holding Company.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Registrant to be treated as ordinary income rather than capital gains.  To the best knowledge of the Registrant, it is not and has never been a Foreign Investment Company.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.  The directors of the Registrant believe that the Company has and does qualify as a Passive Foreign Investment Company for U.S. shareholders.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.  The Registrant believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Registrant is a controlled foreign corporation (“CFC”), the Holder's pro rata share of the corporation's earnings and profits. (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”).  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Registrant no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain “excess distributions”, as specially defined, by the Registrant.

A Non-electing U.S. Holder would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Registrant is a PFIC and the U.S. Holder holds shares of the Registrant) (a “Non-Pedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

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

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Registrant.  For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see “Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997” and “Elimination of Overlap Between Subpart F Rules and PFIC Provisions” below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income.  The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year.  However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.”

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

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of the Registrant and the Registrant's earnings invested in “U.S. property” (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Registrant may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above).  The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The material contracts listed herein may be inspected between the hours of 10:00 a.m. and 5:00 p.m. at the head office of the Company located at Suite 328 – 550 Burrard Street, Vancouver, British Columbia.

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

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

(a)

Transaction Risk and Currency Risk Management

The Company’s operations do not employ financial instruments or derivatives which are market sensitive and therefore the Company is not subject to the financial market risks associated with such instruments and derivatives.

(b)

Exchange Rate Sensitivity

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

(c)

Exchange Controls

The Company operates in South Africa, and like other foreign entities operating there, is subject to currency Exchange Controls administered by the South African Reserve Bank, the country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop.

(d)

Interest Rate Risk

The Company is equity financed and does not have any debt which is subject to interest rate change risks.

(e)

Commodity Price Risk

While the value of the Company’s resource properties can always be said to relate to the price of platinum group metals and the outlook for same, the Company does not have any operating mines and hence does not have any hedging or other commodity based risks respecting its operations.

Item 12 – Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Part III

Item 15 – Controls and Procedures

The Audit Committee, comprised of Barry Smee, Iain McLean and Eric Carlson, has the responsibility of reviewing with the Company’s Auditor all financial statements to be submitted to an annual general meeting of the shareholders of the Company, prior to their consideration by the Board of Directors.  Of the members of the audit committee, Barry Smee is Corporate Secretary and Director and Iain McLean and Eric Carlson are independent directors.

On August 31, 2005, management concluded its evaluation of the effectiveness of our disclosure controls and procedures. As of that date, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company maintains effective disclosure controls and procedures relating to transactions, assets, liabilities, accounting and other records and public reporting and disclosure that ensure information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.  Specifically, the disclosure controls and procedures assure that information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation.

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

Item 16C – Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2005	$75,848	$15,790	$2,227	$ Nil
2004	$68,838	$23,980	$ 2,459	$ Nil

Notes:

(1)

The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

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

Item 18 – Financial Statements

Not applicable.

Item 19 – Exhibits

(a)

Financial Statements

1.

The audited consolidated financial statements which include the consolidated balance sheets of the Company as at August 31, 2005 and 2004 and statements of operations and cash flows for the years ended August 31, 2005, 2004 and 2003 with the notes thereto.

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

- Incorporated by Reference to Form 20-F 2004 Annual Report --

2.

Instruments defining the rights of holders of equity or debt securities being registered:  Not Applicable

3.

Voting Trust Agreements:  Not Applicable

4.

Material Contracts Entered Into Not Two Years Before the Filing Date:

4.1

The Company entered into a Sublease Agreement with Anthem Works Ltd. dated August 5, 2004 for the rental of the Company’s office premises at Suite 328, 550 Burrard Street, Vancouver, British Columbia V6C 1T2.  The Company began occupying this facility on October 1, 2004 on a three-year lease and the current annual obligation is approximately $62,328.  Anthem Works Ltd. is related by a director in common, Eric Carlson.  See “Item 7 – Major Shareholders and Related Party Transactions”.

-- Incorporated by Reference to Form 20-F 2004 Annual Report --

4.2

The Company entered into a consulting agreement (the “Jones Agreement”) dated April 1, 2005 with R. Michael Jones, the President, Chief Executive Officer and a director of the Company pursuant to which Mr. Jones is paid a fee of $545 per day to manage the day-to-day operations of the Company for an indefinite term.  See “Item 7 – Major Shareholders and Related Party Transactions”.

4.3

The Company entered into an employment agreement (the “Hallam Agreement”) dated April 1, 2005 with Frank Hallam, the Chief Financial Officer and a director of the Company pursuant to which Mr. Hallam is paid a salary of $10,150 per month to manage the day-to-day financial operations of the Company for an indefinite term.  See “Item 7 – Major Shareholders and Related Party Transactions”.

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

PLATINUM GROUP METALS LTD.
(Registrant)
February 28, 2006	/s/ R. Michael Jones
Date	R. Michael Jones, President, CEO and Director

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

Date:  February 28, 2006

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

Date:  February 28, 2006

/s/ Frank Hallam

_______________________
Frank Hallam

Chief Financial Officer and Director

(Principal Financial Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Platinum Group Metals Ltd. (the “Company”) on Form 20-F for the fiscal year ended August 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, R. Michael Jones, Chairman, President and Chief Executive Officer and Frank R. Hallam, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 28, 2006

/s/ R. Michael Jones

_______________________
R. Michael Jones

Chairman, President and Chief Executive Officer

(Principal Executive Officer)

/s/ Frank R. Hallam

_______________________
Frank R. Hallam

Chief Financial Officer

(Principal Financial Officer)