Form 20-F/A
period 2005-08-31
PLATINUM GROUP METALS LTD
filed 2006-03-01
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

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

On February 13, 2006, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York (the “Exchange Rate”) was Cdn$1.00  = US$0.8660.

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