Form 20-F
period 2006-08-31
PLATINUM GROUP METALS LTD
filed 2006-12-14
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

2006 ANNUAL REPORT

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED

AUGUST 31, 2006

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]

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

SHARES OF COMMON STOCK WITHOUT PAR VALUE

(TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT.

NONE

(TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

53,691,178 SHARES OF COMMON STOCK

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

INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A LARGE ACCELERATED FILER, AN ACCELERATED FILER, OR A NON-ACCELERATED FILER. SEE DEFINITION OF “ACCELERATED FILER AND LARGE ACCELERATED FILER” IN RULE 12B-2 OF THE EXCHANGE ACT. (CHECK ONE):

LARGE ACCELERATED FILER  [   ]    ACCELERATED FILER [   ]    NON-ACCELERATED FILER  [X]

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

8

Glossary of Technical Terms

9

Item 1 – Identity of Directors, Senior Management and Advisers

12

Item 2 – Offer Statistics and Expected Timetable

12

Item 3 – Key Information

12

Selected Financial Data

12

Capitalization and Indebtedness

14

Reasons for the Offer and Use of Proceeds

14

Risk Factors

14

Item 4 – Information on the Company

20

Business Overview

20

Organizational Structure

21

Property, Plants and Equipment

21

PROPERTY DESCRIPTION, LOCATION AND ACQUISITION

21

Item 5 – Operating and Financial Review and Prospects

38

Critical Accounting Policies

38

Overview

39

Operating Results

40

Liquidity and Capital Resources

42

Research and Development, Patents and Licences, etc.

43

Trend Information

43

Off-Balance Sheet Arrangements

43

Tabular Disclosure of Contractual Obligations

43

Item 6 – Directors, Senior Management and Employees

44

Directors and Senior Management

44

Compensation

46

Board Practices

47

Board Committees

46

Audit Committee

46

Compensation Committee

49

Employees

50

Share Ownership

51

Item 7 – Major Shareholders and Related Party Transactions

52

Major Shareholders

52

Related Party Transactions

53

Interests of Experts and Counsel

54

Item 8 – Financial Information

54

Consolidated Financial Statements and Other Financial Information

54

Legal Proceedings

55

Dividend Policy

55

Significant Changes

55

Item 9 – The Offer and Listing

55

Offer and Listings Details

55

Trading History

55

Plan of Distribution

56

Markets

56

Selling Shareholders

56

Dilution

56

Expenses of the Issue

56

Item 10 – Additional Information

57

Share Capital

57

Memorandum and Articles of Association

57

Material Contracts

59

Exchange Controls

59

Taxation

61

Dividends and Paying Agents

67

Statement by Experts

67

Documents on Display

67

Subsidiary Information

67

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

67

Item 12 – Description of Securities Other than Equity Securities

68

Item 13 – Defaults, Dividend Arrearages and Delinquencies

68

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

68

Item 15 – Controls and Procedures

68

Item 16A – Audit Committee Financial Expert

69

Item 16B – Code of Ethics

69

Item 16C – Principal Accountant Fees and Services

69

Item 16D – Exemptions from the Listing Standards for Audit Committees

69

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

70

Item 17 – Financial Statements

70

Item 18 – Financial Statements

70

Item 19 – Exhibits

70

Signature Page

72

The information contained in this Annual Report is current at November 17, 2006 except where a different date is specified.

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and in the United States, as applicable to our company, are set forth in Note 15 to the accompanying consolidated financial statements.

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

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning our exploration, operations, planned acquisitions and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

•

the possibility that future exploration, development or mining results will not be consistent with our expectations;

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

•

the uncertainty of profitability based upon our history of losses;

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining and exploration; and

•

other risks and uncertainties related to our prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described further in this document under the headings “Risk Factors”, “Business Overview”, “Property, Plants and Equipment” and “Operating and Financial Review and Prospects.”  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

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

AT THIS TIME, NONE OF OUR PROPERTIES CONTAIN ANY MINERAL RESERVE ESTIMATES IN ACCORDANCE WITH SEC GUIDE 7.

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

“Common Stock” refers to the common shares in the capital of PTM.

“Company Act” refers to the Company Act (British Columbia).  On March 30, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia).

“PTM” refers to Platinum Group Metals Ltd.

“PTM-RSA” refers to our wholly owned subsidiary incorporated under the laws of the Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited.

“RSA” is an abbreviation for Republic of South Africa.

“TSX” refers to the Toronto Stock Exchange.

“TSX-V” refers to the TSX Venture Exchange.

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

“cm” is an abbreviation for centimetres.

“Cu” refers to copper.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves) which are not in either the development or production stage.

“fault” is a fracture or break in a rock across which there has been displacement.

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

“PGM” refers to platinum group metals, ie. platinum and palladium.

“Pt” refers to platinum.

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

Part I

Item 1 – Identity of Directors, Senior Management and Advisers

See “Item 6 – Directors, Senior Management and Employees”.

Item 2 – Offer Statistics and Expected Timetable

Not applicable.

Item 3 – Key Information

Selected Financial Data

Our selected financial data for the fiscal years ended August 31, 2006, 2005 and 2004 are derived from our consolidated financial statements which have been audited by Deloitte & Touche LLP as indicated in their independent auditors’ report which is included elsewhere in this Annual Report.  The selected financial data set forth for the years ended August 31, 2003 and 2002 are derived from our audited consolidated financial statements for such periods which are not included herein.

The selected financial data should be read in conjunction with the financial statements and notes thereto as well as the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects.”

We have not declared any dividends since incorporation and do not anticipate doing so in the foreseeable future.  Our present policy is to retain future earnings for use in our operations and the expansion of our business.

Summary of Financial Data

Our financial statements and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The major differences between Canadian GAAP and U.S. GAAP that would affect the measurement of our financial position, loss or cash flows are set forth in Note 15 to the accompanying consolidated financial statements.

SELECTED FINANCIAL DATA

(CDN$)

	Year Ended August 31, 2006	Year Ended August 31, 2005	Year Ended August 31, 2004	Year Ended August 31, 2003	Year Ended August 31, 2002
Revenues	Nil	Nil	Nil	Nil	Nil
Working Capital	8,602,700	1,396,283	2,364,360	984,333	1,284,919

Net Loss
Under Canadian GAAP:	3,853,273	3,795,648	2,242,627	1,748,993	1,501,620
Under U.S. GAAP:	8,537,460	8,112,593	4,675,466	2,580,499	2,466,754
Loss Per Share
Under Canadian GAAP:	0.08	0.10	0.07	0.07	0.10
Under U.S. GAAP:	0.18	0.21	0.15	0.10	0.17
Dividends per Share
Under Canadian GAAP:	Nil	Nil	Nil	Nil	Nil
Under U.S. GAAP:	Nil	Nil	Nil	Nil	Nil
Total Assets
Under Canadian GAAP:	27,664,441	15,705,187	9,134,019	5,086,421	4,373,047
Under U.S. GAAP:	14,372,123	6,799,742	5,347,799	3,173,662	3,316,066
Long Term Liabilities
Under Canadian GAAP:	15,911	22,569	427,000	359,000	431,400
Under U.S. GAAP:	15,911	22,569	Nil	Nil	60,000
Mineral Properties and Investment in WBJV(included in Total Assets)
Under Canadian GAAP:	16,660,885	12,091,549	5,995,550	3,891,653	2,951,089
Under U.S. GAAP:	3,014,567	3,165,479	1,899,705	1,912,894	1,894,108
Shareholder’s Equity
Under Canadian GAAP:	25,515,288	13,679,056	8,047,124	4,557,873	3,830,219
Under U.S. GAAP:	12,198,212	4,743,347	4,577,275	2,964,127	3,144,638

Capital Stock

Under Canadian GAAP:	39,798,768	23,513,389	14,990,075	9,005,078	6,430,482
Under U.S. GAAP:	39,798,768	23,513,389	14,990,075	9,005,078	6,430,482

Number of Shares (1)	53,691,178	43,158,631	34,587,415	27,831,267	22,225,632

Notes:

(1)

There are 56,206,247 shares of Common Stock issued and outstanding as of the date of this Form 20-F Annual Report.

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

The Average Rate is set out for each of the periods indicated in the table below.

Year Ended August 31
2006	2005	2004	2003	2002
US$0.8761	US$0.8160	US$0.7518	US$0.6774	US$0.6354

The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
May 2006	US$0.9100	US$0.8903
June 2006	US$0.9098	US$0.8896
July 2006	US$0.8999	US$0.8760
August 2006	US$0.9037	US$0.8840
September 2006	US$0.9048	US$0.8872
October 2006	US$0.8965	US$0.8784

On November 17, 2006, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.8728.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

An investment in our Common Stock entails certain risk factors, which should be considered carefully.  The following is a brief discussion of those distinctive or special characteristics of our operations and industry that may have a material impact on, or constitute risk factors in respect of, our future financial performance.

Our Common Stock should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in our Common Stock. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in our securities.

General.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

Our business is subject to exploration and development risks.

All of our properties are in the exploration stage and no known reserves have been discovered on such properties. There is no certainty that the expenditures to be made by us or by our joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of our properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Our business may be affected by political and economic instability in South Africa.

Our activities in South Africa are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties related specifically to operating in South Africa.  South Africa has recently undergone significant change in its government since the free elections in 1994.  At present, Mining Legislation in South Africa is undergoing change.  The new Mineral Resources and Petroleum Development Act became law on May 1, 2004.  The regulation and operation of this new law is still being implemented.  In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving.  Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on our business.  Our operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

We are subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the South African Rand and the U.S. dollar.

We may be adversely or favorably affected by foreign currency fluctuations.  We are primarily funded through equity investments denominated in Canadian dollars; however several of our options to acquire properties in the Republic of South Africa may result in option payments denominated in South African Rand or in U.S. dollars.  Our exploration and development programs to be conducted in South Africa will also be funded in South African Rand.  Fluctuations in the exchange rate between the Canadian dollar as compared to the South African Rand and U.S. dollar may have an adverse or favorable affect on us.

Our properties are subject to title risks.

We have investigated title to all of our mineral properties and, to the best of our knowledge, title to all of our properties and properties in which we have the right to acquire or earn an interest are in good standing.  However, our properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect our title to such properties or delay or increase the cost of the development of such properties.

Our properties in Canada may also be subject to aboriginal rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  We are not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in Canada in which we have an interest.  We are aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and we are supportive of measures established to achieve such co-operation.

South African foreign exchange controls may limit repatriation of profits.

Loan capital or equity capital may be introduced into South Africa through a formal system of Exchange Control.  Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident.  Approved loan capital is generally remittable to a non-resident company from business profits.  Dividends declared by a non-listed South African company are remittable to non-resident stockholders.  However, there can be no assurance that restrictions on repatriation of earnings from the Republic of South Africa will not be imposed in the future.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial resources and technical facilities.  Competition could adversely affect our ability to acquire suitable new producing properties or exploration prospects in the future.  Competition could also affect our ability to raise financing to fund the exploration and development of our properties or to hire and retain qualified personnel.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against our company and our directors and officers may be limited due to the fact that a majority of these persons reside outside of the United States and, in respect of our directors and officers, their assets are located outside the United States.  There is uncertainty as to whether Canadian courts would:  (i) enforce judgments of United States courts obtained against our company or our directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against our company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.  In Canada, civil rights are within the legislative jurisdiction of the Provinces and Territories.  The Province of British Columbia, in which our company and all of our directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

Our stock is a penny stock.  Trading of our stock may be restricted by the SEC’s penny stock regulations and the NASD’s sales practice requirements, which may limit a stockholder’s ability to buy and sell our stock.

Our stock is a penny stock.  The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than US $5.00 per share or an exercise price of less than US $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”.  The term “accredited investor” refers generally to institutions with assets in excess of US $5,000,000 or individuals with a net worth in excess of US $1,000,000 or annual income exceeding US $200,000 or US $300,000 jointly with their spouse.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in and limit the marketability of our Common Stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may limit your ability to buy and sell our stock.

We are a Passive Foreign Investment Company for United State Federal Income Tax Purposes which may have consequences for U.S. investors.

We believe that our company is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because we earn 75% or more of our gross income from passive sources.  As a result, a United States holder of our Common Stock could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ Common Stock or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of our income, whether or not the income was distributed in the form of dividends or otherwise.  The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the stockholder’s income tax return for the first taxable year to which the election will apply.  Otherwise, the election may only partially apply.  Further, the elections will increase the administrative and regulatory burden on us.  See “Passive Foreign Investment Company” on page 65.

Metal prices affect the success of our business.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond our control may affect the marketability of any minerals discovered.  No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond our control, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of minerals and therefore the economic viability of any of our exploration projects cannot accurately be predicted.  As we are in the exploration stage, the above factors have had no material impact on present operations or income.

We will need additional financing.

At August 31, 2006, we had working capital of $8,602,700 (2005 - $1,396,283).  Subsequent to the year end, we received aggregate proceeds of $3,736,665 upon the exercise of 2,433,194 share purchase warrants at a price of $1.50 per share, 50,000 stock options at a price of $1.10 per share and 31,875 stock options at a price of $1.00 per share.  We believe that these funds will be sufficient to cover general and administrative costs and fund obligations and proposed exploration programs and engineering studies on our properties to August 31, 2007.  We have limited financial resources and no sources of operating cash flow.  There can be no assurance that additional funding will be available to us for further exploration and development of our properties beyond the current programs.  In the past, we have relied on sales of equity securities to meet our cash requirements.  There can be no assurance that future operations will provide cash flow sufficient to satisfy operational requirements and cash commitments.

Should additional properties be acquired or programs be undertaken, we will require additional funding.  The exploration and development of our properties depends upon our ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means.  There can be no assurance that we will be successful in obtaining any required financing now or in the future.  Failure to obtain additional financing on a timely basis could result in delay or indefinite postponement of further exploration and development of our mineral properties, with the possible loss of such properties, or the inability to acquire any additional properties.

Our operations are subject to environmental and government regulation.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect our operations. Environmental hazards may exist on our properties which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, our operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

We have not made any material expenditure for environmental compliance to date.  However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse affect on our financial performance.

The occurrence of events for which we are not insured or for which our insurance is inadequate may reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

We have limited experience with development-stage mining operations.

We have limited experience in placing mineral properties into production, and our ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that we will have available the necessary expertise when and if we place our mineral properties into production.

We have a history of losses and we anticipate continuing to incur losses for the foreseeable future.

We have a history of losses including net losses of $3,853,273 in the year ended August 31, 2006; $3,795,648 in the year ended August 31, 2005; and $2,242,627 in the year ended August 31, 2004.  At August 31, 2006, we had an accumulated deficit of $15,410,804 (2005 - $11,557,531).  We anticipate continuing to incur losses for the foreseeable future until we can successfully place one or more of our properties into commercial production on a profitable basis.

We have a lack of cash flow, which may affect our ability to continue as a going concern.

We are an exploration company with a history of losses and no history of revenues from our operations.  None of our properties are in production or are expected to be developed in the near future, if at all.  During the year ended August 31, 2006, we had a loss of $3,853,273 (2005 - $3,795,648) and used $2,356,261 (2005 - $2,591,906) in cash for operating activities and $6,522,431 (2005 - $5,549,707) in cash for investing activities.  Historically, the only source of funds available to us has been through the sale of our equity securities.

The auditors’ report on our August 31, 2006 annual consolidated financial statements includes additional comments which indicate that the financial statements are affected by conditions and events that cast doubt on our ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our continuing operations and the recoverability of the amounts capitalized for mineral properties in our consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon our ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance our operations; however, there is no assurance that sufficient funds will be raised.

We are required to contribute our share of exploration costs to maintain our interests in certain properties.

We may, in the future, be unable to meet our share of costs incurred under agreements to which we are a party and we may as a result be subject to loss or dilution of our rights to acquire interests in the properties subject to such agreements.

None of our properties contain any known reserves.

All of our properties are in the exploration stage meaning that we have not determined whether any such property contains mineral reserves that are economically recoverable.  Failure to discover economically recoverable reserves will require us to write-off costs capitalized in our Canadian GAAP financial statements, which at August 31, 2006 totaled $16,660,885 (2005 - $12,091,549).

We depend on our key management employees.

Our development to date has depended, and in the future will continue to depend, on the efforts of our key management figures:  R. Michael Jones, our Chairman, President, CEO and director; Frank R. Hallam, our Chief Financial Officer and director; and John Gould, the Managing Director of PTM-RSA.  The loss of any of our key management figures could have a material adverse effect on us.  With the exception of John Gould, we have entered into contracts with the named directors, officers and employees.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.  We do not maintain key man insurance on any of our management.

Our directors may be associated with other mineral resource companies.

Certain of our officers and directors may become associated with other natural resource companies that acquire interests in mineral properties.  R. Michael Jones, our Chairman, President, Chief Executive Officer and director is also a director of Jerico Explorations Inc., a public company with a mineral exploration property in Arizona, a director of West Timmins Mining Inc., a public company with mineral exploration properties in Canada and Mexico, and a director of MAG Silver Corp., a public company with silver properties in Mexico.  Frank Hallam, our Chief Financial Officer and director, is also a senior officer of MAG Silver Corp., a director of Jerico Explorations Inc., a senior officer of Callinan Mines Ltd., a base metals exploration company with projects in Manitoba and British Columbia and a director and senior officer of West Timmins Mining Inc.  Eric Carlson, director, is also a director of MAG Silver Corp. and a director of West Timmins Mining Inc.  Any conflicts, which may arise, will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time.  Our directors are required by law to act honestly and in good faith with a view to the best interests of our company and to disclose any interest, which they may have in any project or opportunity of our company.  If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not our company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which our company may be exposed and our financial position at that time.

We have outstanding stock options and share purchase warrants which, if exercised, could cause dilution to existing stockholders.

At November 17, 2006, we had 3,402,875 stock options issued and outstanding with a weighted average exercise price of $1.00 per share and 4,750,000 share purchase warrants issued and outstanding with a weighted average exercise price of $1.96 per share.  Stock options and share purchase warrants are likely to be exercised when the market price of our Common Stock exceeds the exercise price of such stock options or share purchase warrants.  The exercise of such stock options or share purchase warrants and the subsequent resale of such Common Stock in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which we deem appropriate.  We may also enter into commitments in the future which would require the issuance of additional Common Stock and we may grant additional share purchase warrants and stock options.  Any share issuances from our treasury will result in immediate dilution to existing stockholders.

Our share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of our Common Stock on the TSX and TSX-V fluctuated from a high of $2.37 to a low of $1.27 and on the NASD OTC Bulletin Board Service from a high of US $2.09 to a low of US $1.05 within the twelve month period preceding the date of this Annual Report. There can be no assurance that continual fluctuations in price will not occur.

We do not expect to pay dividends.

We have not paid any dividends since incorporation and we have no plans to pay dividends for some time.  Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time.  All of the shares of Common Stock are entitled to an equal share of any dividends declared and paid.

Item 4 – Information on the Company

Introduction

Our company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  Our company was later transitioned on February 22, 2005 under the Business Corporations Act (British Columbia).  On February 22, 2005, our stockholders passed a special resolution to amend the authorized share capital from 1,000,000,000 shares of Common Stock without par value to an unlimited number of shares of Common Stock without par value, to remove the pre-existing company provisions and to adopt new articles.

Our head office is located at Suite 328 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone (604) 899-5450.  The address for service and our registered and records office is Gowlings Lafleur Henderson, LLP, Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1J1. Our website is www.platinumgroupmetals.net.  We are a reporting issuer in British Columbia, Alberta, Ontario and Quebec and our Common Stock currently trades on the TSX under the symbol “PTM” and on the NASD OTC Bulletin Board Service under the symbol “PTMQF”.

Business Overview

Our business is conducted primarily in South Africa, and to a lesser extent, in Ontario, Canada.  As at the date hereof, our WBJV Project in South Africa constitutes our only material property.  None of our properties contain any mineral reserve estimates in accordance with SEC Guide 7.

Exploration on our South Africa and Ontario properties are not affected by seasonal changes although in Ontario, heavy equipment may or may not be moved over the soft ground for approximately six weeks in the spring during thaw.

To conduct our exploration, we are dependent on sub-contractors for certain geological services, drilling equipment and supplies.  These are generally available but vary in price and immediacy of availability subject to demand.

We do not earn any revenues from operations; however, we do earn interest from cash deposits.  For the three years ended August 31, 2006, we earned interest and other income of $235,236 (Fiscal 2006), $218,373 (Fiscal 2005), and $430,106 (Fiscal 2004).  We have financed our operations principally through the sale of equity securities.  While we believe there is sufficient capital and liquidity to finance current operations until August 31, 2007, nevertheless, our ability to continue operations is dependent on our ability to obtain additional financing.  See “Item 3 - Key Information – Risk Factors.”

The material effects of government regulations on our business are identified in “Item 3 - Key Information – Risk Factors.”

Organizational Structure

We have one wholly owned subsidiary incorporated under the laws of The Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited (“PTM-RSA”).  The registered and records office of PTM-RSA is located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, South Africa.  The principal business address of PTM-RSA is Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

Property, Plants and Equipment

Our executive offices are located in rented premises of approximately 5,500 square feet at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 1T2, telephone (604) 899-5450.  We began occupying this facility on October 1, 2004 on a three-year lease and it is considered adequate for current needs.  PTM-RSA occupies rented premises of approximately 5,000 square feet at Technology House, Greenacres Office Park, Victory Park, Johannesburg 2193, telephone +27-11-782-2186.  PTM-RSA began occupying this facility on July 1, 2006 on a three-year lease.  The current annual combined obligation for both rented premises, including lease obligations for office equipment, is approximately $149,372.

We have no significant plant or equipment for our operations.  Equipment used for exploration or drilling is rented or contracted as needed.

Western Bushveld Joint Venture Project, Republic of South Africa

Property Description, Location and Acquisition

Area, Extent and Location of Project

The Western Bushveld Joint Venture (“WBJV”) Project is located on the southwestern limb of the Bushveld Igneous Complex, some 50 km northwest of the North West Province town of Rustenburg (see Figure 1).  The project area consists of farms Frischgewaagd 96JQ, Portion 7 (a portion of Portion 2), Portions 15 and 16 and Elandsfontein 102JQ, Portion 12 of Elandsfontein 102JQ and Mineral Area 2 (a portion of Mineral Area 1) (see Figure 2) situated in the southeastern corner of the larger joint venture area.  Rustenburg is situated about 120 km northwest of Johannesburg within the Republic of South Africa.

The total joint-venture area includes our properties, Elandsfontein 102JQ and Onderstepoort 98JQ, but also certain portions of Elandsfontein 102JQ, Frischgewaagd 96JQ and Koedoesfontein 94JQ contributed by our joint-venture partner Rustenburg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (“Anglo Platinum”).  These properties are centered on Longitude 27000’00”(E) and Latitude 25020’00’’(S) and the mineral rights cover an extent of approximately 67km2.

Figure 1 – South African Property Holdings

Figure 2 - WBJV Holdings and License Outlines

WBJV
(37% Anglo, 37% PTM, 26% AW)
WBJV / Wesizwe overlap
(50% WBJV, 50% Wesizwe)
Anglo / Wesizwe
Anglo (50%) / Wesizwe (50%)
Wesizwe (100%)
defined trace of reefs
projected trace of reefs

Agreements

Western Bushveld Joint Venture

On October 26, 2004, we entered into a joint venture with Anglo Platinum and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering 67 square km on the Western Bushveld Complex of South Africa.  The transaction closed effective January 26, 2005.  We contributed all of our interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ (see below). Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ.  Our company and Anglo Platinum will each own an initial 37% working interest in the WBJV, while Africa Wide will own an initial 26% working interest.  Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the WBJV in areas such as training, job creation and procurement.

Our company was required to operate and fund an exploration program in the amount of ZAR 35 million (August 31, 2005 approx. US$5.4 Million; C$6.44 Million) over a five-year period. We completed all the required exploration expenditures after 15 months in April 2006.  After we funded the ZAR 35 million in expenditures, the parties are required fund their portion of further expenditures pro-rata based on their working interest in the WBJV.

Once a bankable feasibility study has been completed, the respective interest of the parties will be adjusted to reflect their relative contribution of inferred, indicated and measured ounces determined in accordance with the South African SAMREC geological code at rates of US $0.50 per inferred ounce, US $3.20 per indicated ounce and US $6.20 per measured ounce. Each party will have the opportunity to contribute capital necessary, if so desired, to maintain their respective initial working interest in the WBJV. The WBJV agreement also provides a mechanism whereby Anglo Platinum may elect to become a “non-contributory participant” to the joint venture and by doing so would be subject to dilution.

We, as operator of the WBJV, have engaged a multi-disciplined team of independent engineers who commenced detailed pre-feasibility study work in early January 2006. The pre-feasibility study will consider the opportunities presented as the result of further drilling up until September 2006. The pre-feasibility study will consider and outline the details and possible mitigation of several considered projects risks not yet assessed in detail, including metallurgical recoveries, smelt and refining costs, surface and mining rights, permits and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act (2002).

WBJV – Elandsfontein interest

In December 2002, we acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102JQ located in the Western Bushveld area. We made an initial payment to the vendors of ZAR 50,000 (approx. C$29,500 at the time) and agreed to terms for the purchase of both mineral and surface rights.

We exercised our option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement. In May 2005, the parties settled the dispute and reached an agreement whereby our company would purchase all surface and mineral rights to the property in exchange for ZAR 7.0 million.  On September 16, 2005, we made a final payment to close the purchase.  In September 2005, our company was granted a new order prospecting permit under the new Minerals and Petroleum Resources Development Act (2002) over the Elandsfontein property.

WBJV - Onderstepoort interest

During 2003, we entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1,085 hectares of the farm Onderstepoort 98JQ located in the Western Bushveld.  We may earn 100% of the mineral rights over 647 hectares and 50% of the mineral rights over the balance of 438 hectares. To earn our interests, we must make aggregate prospecting and option payments over time to the vendors of ZAR 12.44 million (approximately C$2.24 million) by April 2008.  Of this amount, ZAR 624,000 has been paid. During 2004, we were granted old order prospecting permits on five portions of the farm. These were later converted to new order prospecting permits. In 2005, we were granted new order prospecting permits on the remaining two farm portions. Certain portions covering 569 hectares are subject to the vendors’ right to participate as to a 7.5% working interest, or to convert 1% NSR royalty, which we may buy back for ZAR 5,000,000 (approximately C$784,000 at November 15, 2006).

Previous Exploration History

Prior Ownership

Elandsfontein (PTM), Onderstepoort (Portions 4, 5 and 6), Onderstepoort (Portions 3 and 8) and Onderstepoort (Portions 14 and 15) were all privately owned. No work has been published relating to these properties prior to our involvement and we are not aware of any unpublished work that would have any significant impact on the evaluation of our property. Any academic work possibly done by the Council for Geoscience (government agency) on the farms would not generally be of an economic nature.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been in the hands of major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd previously held by Impala Platinum Mines Limited were acquired by Johannesburg Consolidated Investment Company Limited, which in turn has since been acquired by Anglo Platinum through RPM.

Work Done by Previous Owners

Previous geological exploration, drilling and resource estimation assessments were done by Anglo Platinum as the original owner of some of the mineral rights. Anglo Platinum managed the exploration drilling program for the Elandsfontein and Frischgewaagd borehole series in the area of interest. Geological and sampling logs and an assay databases are available to us.

Prior to the establishment of the WBJV, we drilled 36 boreholes on the Elandsfontein property, of which geological and sampling logs and assay databases are available.

Existing regional gravity and ground magnetic surveys were helpful in the interpretation of the regional and local geological setting of the reefs. A distinct increase in gravity values occurs from the southwest to the northwest, most probably reflecting the thickening of the Bushveld sequence in that direction. Low gravity trends in a southeastern to northwestern direction. The magnetic survey reflects the magnetite-rich Main Zone and some fault displacements and late stage intrusives in the area.

Historical Reserves and Resources

Previous reserves and resources quoted for the area are those published in the Anglo Platinum 2004 annual report including 7.8Mt grading 5.88g/t 4E (1.47 million ounces 4E) on the Merensky Reef and 4.8Mt grading 4.52g/t 4E (0.70 million ounces 4E) on the UG2 Reef. This is reported for Anglo Platinum’s 37% interest (equal to our interest as the WBJV was completed at that time). In terms of a 100% interest in the property the estimate would be 21.1Mt grading 5.88 g/t 4E (3.96 million ounces 4E) on the Merensky Reef and 13.0Mt grading 4.25g/t 4E (1.77 million ounces 4E) on the UG2 Reef. The resources of Anglo Platinum as reported were subject to a satisfactory independent audit, which was later completed by us. The prill-splits for these estimates are not available but the estimates are seen as relevant, reliable and in compliance with SAMREC reporting best practice.

Our independent Qualified Person subsequently provided an updated estimated Inferred Resource of 15.41Mt grading 7.92g/t 4E (3.93 million ounces 4E) on the Merensky Reef and 10.05Mt grading 2.52g/t 4E (0.82 million ounces 4E) on the UG2 Reef, as announced in the news release dated 7 March 2005 (SEDAR-filed 22 April 2005).

We then announced on 12 December 2005 (SEDAR-filed 13 January 2006) an estimated Indicated Resource of 6.92Mt grading 5.89g/t 4E (1.31 million ounces 4E) and an Inferred Resource of 20.28Mt grading 5.98g/t 4E (3.90 million ounces 4E).

On 2 March 2006, a further increase in Indicated Resource to 20.45Mt grading 3.91g/t 4E (2.57 million ounces 4E) and an Inferred Resource to 30.99Mt grading 5.16g/t 4E (5.14 million ounces 4E) was published (SEDAR-filed 13 April 2006).

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources: This section uses the terms Measured and Indicated Resources. We advise U.S. Investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources: This section uses the term Inferred Resources. We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Inferred Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility studies or pre-feasibility studies. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

Production from Property

There has been no previous production from any of the WBJV properties.

Geological Setting and Mineralization

Exposures of the BIC located on the western limb include the stratigraphic units of the Rustenburg Layered Suite. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. There are two potentially economically viable platinum-bearing horizons in this area: (1) the Merensky Reef – occurring either as a pegmatoidal feldspathic pyroxenite, a hartzburgite, or a coarse-grained pyroxenite – and (2) the UG2 Reef as a chromite seam/s.

The Merensky Reef subcrops, as does the UG2 Reef, beneath a relatively thick (± 2–5m) overburden of red Hutton to darker Swartland soil forms. The sequence strikes northwest to southeast and dips at between 4 and 42 degrees with an average of 14 degrees (in this area specifically).

The sequence of the BIC within the WBJV area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5–1 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 Reef and, more often, the UG1 Reef are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments

The detailed stratigraphy of the western BIC is depicted in Figure 3. The identifiable units within the WBJV area, from top to bottom:

1.

the base of the noritic Main Zone

2.

the anorthositic hanging wall sequence (HW5–1)

3.

the Bastard Reef pyroxenite

4.

the Mid3–1 units

5.

the Merensky Reef pyroxenite

6.

FW1–5

7.

the anorthositic footwall (FW6–12)

8.

the UG2 unit

9.

the underlying medium-grained norite (FW13)

10.

the multiple UG1 chromitite seams

11.

the underlaying medium-grained mottled anorthositic FW16

12.

the Transvaal basement sediments.

Drilling below the UG1 indicated the general absence of the basal-chilled alteration zone in contact with the Transvaal Supergroup sediments in the Project 1 area.

Figure 3 - Detailed Stratigraphy of the Western Bushveld Igneous Complex.

Schematic Section - WBJV

(Elandsfontein/Frischgewaagd)

Est metres	Litho-unit	
>450m	MZN	Norite with occasional alternative fine-grained pyx layering (often iron ore replacement inclusions)
20 - 40	HW5	Transgression contact from MZN, mottled anorthosite grading into spotted anorthosite
8 - 10	HW4	"Leopard spotted" poikilitic anorthosite towards abrupt contact of HW3
8 - 10	HW3	Coarse-grained mottled anorthosite grading down the sequence to medium mottled anorthosite
4	HW2	Spotted leuconorite
6	HW1	Norite grading into fine-grain pyroxenite
2 - 3	Bastard Reef	Pyroxenite medium to coarse-grained (bronzitite?)
3	MD3	Poikilitic mottled anorthosite
6-7	MD2	Grading from mottled to spotted anorthosite
0 - 8	MD1	Norite grading to the base into fine-grained pyroxenite
0.1 - 1.5	MPyx	Merensky HW pyroxenite – coarse-grained (bottom-loaded sulphides)
0.02 – 0.60	Merensky Reef	At least two facies: 1. Upper S lower Chr omitite with internal FPP 2. Upper Chr S underlying FPP (<5cm)
3 - 5	FW1	Grading from mottled anorthosite ('Swan alp') towards leuconorite at bottom contact
0.1 – 0.3	FW2	Cyclic unit (spotted anorthositic mottled anorthosite – norite – feldspathic pyroxenite)
2 - 4	FW3	Vari-textured Leuconorite
0 - 1	FW4	Spotted anorthositic norite (occasional thin anorthosite layer)
1 - 2	FW5	Vari-textured Leuconorite
1 - 2	FW6	Coarse-grained mottled anorthosite
2mm	Lower Chrome	Thin chromitite seam (1 to 6mm) at bottom of mottled anorthosite (FW6)
0.3 - 8	FW7	Leuconorite with coarse textured pyroxene crystals surrounded by plagioclase intergrowth
1 - 3	FW8	Spotted leuconorite
0 – 1.5	FW9	Mottled anorthosite
0.1 - 9	FW10	Spotted anorthositic norite
3 11	FW11	Spotted leuconorite
8 - 13	FW12	Coarse-grained mottled anorthosite
0.8 - 10	UG 2 HW	Coarse grained feldspathic pyroxenite
0.03 – 0.40	UG 2 Lead	Leader chromitite seam, variable thickness, abrupt contact. Occasional additional thin seams ("Leader Triplet")
0.05 – 0.30	UG 2 Pxnt	Separation pyroxenite between Main and Upper seams, coarse-grained
0.05 – 19	UG 2 Main	Main chromitite seam
0 – 0.2	UG 2FW	Pegmatoidal pyroxenite mostly Harzburgitic (FHARB) with some steatiness
8 - 10	FW13	Leuconorite with spotted anorthositic phases
0.3 – 5	UG 1	Several chromitite seams (3 to 5) variable thickness (1mm to 0.8m) separated by pyroxenite and norite
8 - 20	FW16	Mottled anorthositic – upper section grading towards norite and FPYX towards the base
	BSMT	Hornfelsic contact with Transvaal sediment

19 July 2006

The Merensky Reef varies at this point from pegmatoidal feldspathic pyroxenite less than 10cm thick and/or a millimetre-thick chromitite layer, a contact only, to a thicker (more than 100cm) type of reef consisting of hartzburgite and/or pegmatoidal pyroxenite units. The mottled anorthosite footwall unit, FW12, is generally well-developed (less than 2m) and overlies a very thin UG2 chromitite/pyroxenite reef in the southern part of the property. The UG2 chromitite layer is in most cases disrupted and is either very thin or occurs as a pyroxenite in this area of the WBJV project. Further northeast towards the Frischgewaagd area, the UG2 Reef seems to thicken, especially in geological environments where the palaeo-floor to the Bushveld Complex tends to have lower slope gradients.

Thickening of the stratigraphic units as described above, trends more or less from the southwest to the northeast. This may have resulted from a general thickening of the entire BIC towards the central part of the Complex, away from the steeper near-surface contact with the Transvaal Supergroup. Some localities were identified in the central part of the WBJV project area, where thinning of lithologies is may be due to palaeo-high environments within the footwall below the BIC.

Correlation and Lateral Continuity of the Reefs

The lower noritic portion of the Main Zone could be identified and correlated with a high degree of confidence. A transgressive contact exists between the Main Zone and the anorthositic hanging wall sequence. The HW5–1 sequence is taken as a marker horizon; it thins out significantly from northeast to southwest across and along the dip direction. Because of thinning of the Critical Zone, only the primary mineralized reefs (Merensky and UG2), the Bastard Reef, Merensky pyroxenite above the Merensky Reef, FW6 and FW12 have been positively identified. The sequence was affected by iron-replacement, especially the pyroxenites towards the western part of the property. Evidence of iron-replacement also occurs along lithological boundaries within the Main Zone and the HW5 environment of the Critical Zone and in a down-dip direction towards the deeper sections of the property.

The Merensky Reef and UG2 Reef are positively identified in new intersections. Only the reef intersections that had no faulting or disruptions/discontinuities were used in the resource estimate. The UG1, traditionally classified as a secondary reef typically with multiple chromitite seams, has been intersected in some boreholes; although in many cases strongly disrupted, it showed surprisingly attractive grades.

Resource estimation is not possible within 50m from surface owing to core loss resulting from near-surface weathering (weathered rock profile), joint set interference, reef identification/correlation problems and thinning of the reefs towards the west.

Merensky Reef is poorly developed in the Elandsfontein property area, from the subcrop position to as far as 100m down-dip and as far as 800m along strike. This was evident in marginal grades, and is no doubt due to the presence of a palaeo-high in the Transvaal sediment floor rocks below the BIC. The area is locally referred to as the Abutment.

With respect to the UG2 Reef in the project area, relative to the Abutment’s effect, a smaller area extending from subcrop position to as deep as 400m down-dip with strike length 420m of UG2 Reef was characterised by a relatively low grade.

Mineralization Styles and Distribution

The most pronounced PGM mineralization along the western limb of the BIC occurs within the Merensky Reef and is generally associated with a 0.1–1.2m-thick pegmatoidal feldspathic pyroxenite unit. The Merensky Reef is generally also associated with thin chromitite layers on either/both the top and bottom contacts of the pegmatoidal feldspathic pyroxentite. The second important mineralized unit is the UG2 chromitite layer, which is on average 0.6–2.0m thick and occurs within the project area (Elandsfontein and Frischgewaagd).

From logging and sampling information of holes on the WBJV property it is evident that the footwall mineralization of Merensky Reef below the main chromitite layer occurs in reconstituted norite, which is the result of a high thermal gradient at the base of the mineralizing Merensky cyclic unit. The upper chromitite seam may form an upper thermal unconformity. Footwall control with respect to mineralization is in many cases more dominant than the actual facies (e.g. the presence of leucocratic footwall units) or a chromitite (often with some pegmatoidal pyroxenite).

Within the project area, the emplacement of the Merensky Reef is firstly controlled by the presence or absence of chromitite seams and secondly by footwall stratigraphic units. The Merensky Reef may be present immediately above either the FW3 or FW6 unit.

The Merensky Reef at the adjacent BRPM mining operation consists of different reef types (or facies types) described as either contact-, pyroxenite-, pegmatoidal pyroxenite- or hartzburgite-type reef. Some of these facies are also recognized on WBJV project areas. The Merensky Reef in the WBJV project area has been classified as four different facies-types according to certain characteristics, namely Contact facies, Pyroxenite facies, Pegmatoidal Feldspathic Pyroxenite facies and Pegmatoidal Feldspathic Pyroxenite Normal facies.

The facies model for the UG2 Reef has been mainly developed mainly from borehole exposure data in the northeast of the property. The integrity of the UG2 deteriorates towards the southwest of the project area, where it occurs as a thin chromite layer and/or pyroxenitic unit. It is thus unsuitable for the development of a reliable geological facies model.

In the northeast of the project area the UG2 is relatively well-developed and usually has three thin chromite seams (Leaders) developed above the main seam.

The UG2 Reef facies can also be explained in terms of four distinct facies types. Several factors appear to control the development of the UG2 package. Of these the digital terrain model (DTM) of the Transvaal Basement is likely to have the most significant impact. The distinct variance in the various facies is seen as directly related to the increasing isopach distance between the UG2 and Merensky Reef. In this regard, the facies-types for the UG2 have been subdivided into the Abutment terrace facies, slope terrace facies, mid-slope terrace facies and the deep-slope terrace facies.

Mineral Resource - WBJV

Exploration work to date on the WBJV has focused on the definition of a mineral resource within the Project 1 (Elandsfontein and Frischgewaagd) area at the southern end of the WBJV holdings (See Figure 4).

Figure 4 - Topographic Map showing outline of WBJV holdings and Elandsfontein Project Area which is located between the north-south highway and the eastern boundary of the project holdings

Legend
2526BD_MABAALSTAD crop.jpg
RGB
Red: Band_1
Green: Band_2
Blue: Band_3
WBJV_Boundary
Project_1_2_Boundaries
Project 1 Area
Frischgewaagd
Elandsfontein
MIMOSA 81 JQ
FRISCHGEWAAGD 96 JQ
ONDERSTEPOORT 98 JQ
ELANDSFONTEIN 102 JQ
90 JQ
104 JQ
102 JQ
99 JQ
34 JP
Lekwadi
Phatalma
Chaneng
Rabeda
Raslmone
Elandsrivier
Onderstepoort
Zwaarverdiend
Swaarverdiend
Buschhoek
BOSCHKO
0
1 000
2 000
Meters

Cautionary Note to U.S investors concerning estimates of Measured and Indicated Resources: This section uses the terms Measured and Indicated Resources. We advise U.S. Investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources: This section uses the term Inferred Resources. We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Inferred Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility studies or Pre-feasibility studies. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

On September 21, 2006, we published our most recent updated independent resource calculation for the WBJV project area. On November 7, 2006, we filed a National Instrument 43-101 technical report on the Canadian disclosure system SEDAR (www.sedar.com) dated October 27, 2006 and titled “Updated Resource Estimation, Western Bushveld Joint Venture, Project 1 (Elandsfontein and Frischgewaagd)”. This report is authored by independent Qualified Person Charles J. Muller, BSc (Hons), Pr.Sc.Nat (SACNAPS 400201/04) of Global Geo Services (Pty) Ltd., Rant-En-Dal, Gauteng, Republic of South Africa. The report deals primarily with Inferred, Indicated and Measured Resource estimations. The specific data distribution and geographic layout allows for previously Inferred Resources to qualify for an upgrade to higher confidence resource categories.

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

The resources reported herein include the upgrading to the Measured and Indicated Mineral Resource categories of a portion of the Merensky Reef and UG2 Reef mineral resources. Approximately 40% of the WBJV surface area has been investigated in drilling to date by us, the operator of the WBJV. To November 27, 2006, we completed approximately 72,000m of drilling in 160 boreholes (each with several deflections to sample additional reef intersections) and submitted approximately 20,000 samples for analysis.  This resource update includes the results up to borehole WBJV120, along with previous results from Anglo Platinum. The resources are estimated by the kriging method and the Indicated Resources have drill spacing of approximately 250m or less. In keeping with best practice in resource estimation an allowance for known and anticipated geological losses is made. These account for approximately 18% of the area. The resource estimate has taken this into account.

The prill split estimates of the platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au) – 4E – have been provided in compliance with National Instrument 43-101. Caution must be exercised with respect to these estimates as they have been calculated by simple arithmetic means. While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South African platinum industry best practice for estimation, the prill split has been calculated using the arithmetic mean of the assay information.

For modeling purposes, the Merensky Reef was divided into two facies types consisting of one geological domain each whereas the UG2 consists of only one facies type with different geological domains. Grade estimation was done within specific geological domains. A total of 287 borehole intersections were utilized in the resource calculation of which only 129 intersections could be used for Merensky Reef mineral resource estimation and 158 for UG2. A number of historical boreholes were originally found to not meet with the quality assurance criteria and were not used in the evaluation of the project area.

The assay values reflect 4E (platinum, palladium, rhodium and gold). An area towards the southwest has been identified where resource estimation was not possible for the Merensky Reef, owing to the diamond drilling information having intersected the reefs at less than 50m from surface resulting in excessive core loss due to the presence of the regolith for the first 40m. A further reason is that reef identification and correlation problems often occur due to incomplete core as a result of thinning of the reefs and/or stratigraphy.

Reef width for purposes of these resource estimates refers to a mining cut of one metre or more. The methodology in determining the mining cuts is derived from the core intersections. Generally, the economic reefs are less than one metre thick. The marker unit for both the Merensky and UG2 Reefs is the bottom reef contact – a chromite seam of less than one centimetre. The mining cut is taken from this chromite contact to 10cm below and extended vertically to include most of the metal content. If the resultant mining cut is less than one metre up from the chromitite contact, it is extended further to one metre in length. If thicker, the last significant reported sample value above one metre is added to determine the top reef contact. The first 25cm footwall sample is included in the mining cut because of footwall mineralization within the Merensky Reef package. If, in the case of the UG2 Reef, the Triplets are developed they are included in the mining cut. This methodology ensures that the mining cuts are consistent and can be correlated across the orebody.

The original borehole and its deflections have been combined (weighted average) to represent a single intersection for each borehole. Borehole reef-width and PGM (3PGM + Au) grades used in the resource estimation exercises are depicted in the tables below. The available borehole data consists of previously drilled Anglo Platinum boreholes and our recent drilling. The Anglo Platinum borehole PGM values consisted of Pt, Pd, Rh and Au. Some of the drilled holes did not have Rh values and these were obtained from the existing relationship between Pt and Rh values.

The calculated mineral resource for both the Merensky and UG2 reefs are classified as Inferred, Indicated and Measured Mineral Resources. The Merensky Reef was divided into two distinct domains based on different facies with specific lithological and mineralized characteristics. The in-situ interpolated grade models have been diluted where channel width was less than a 1m mining width to a diluted width of 1m. Reef thickness in excess of 1m are taken as that particular width. Refer to table (below) for the mineral resource results.

Detailed below and as indicated in our news release of September 21, 2006 is the current independently calculated resource estimate for the WBJV Project:

Estimated Measured Resource Base:

(MR FPP = Pegmatoidal Feldspathic Pyroxenite on the Merensky Reef; MR CR = Merensky Reef Contact Reef; and UG2 = Upper Group Number 2 Chromitite Seam) The cut-offs for Indicated and Inferred Resources have been established by the Qualified Person after a review of potential operating costs and other factors.

	Cut-off (cm g/t) 4E	Million tonnes	Grade (g/t) 4E	Mining width (metre)	Tonnes PGM 4E	Million ounces PGMs 4E
MR FPP	100	2.186	7.11	1.24	15.452	0.500
UG2	100	2.266	3.35	1.47	7.591	0.244
Total Measured		4.452	5.20		23.133	0.744

Prill Splits	Pt	Pt(g/t)	Pd	Pd(g/t)	Rh	Rh(g/t)	Au	Au(g/t)
MR FPP	62.18%	4.42	26.00%	1.85	5.12%	0.36	6.70%	0.48
UG2	64.21%	2.15	24.00%	0.80	10.48%	0.35	1.30%	0.05

Estimated Indicated Resource Base:

(MR FPP = Pegmatoidal Feldspathic Pyroxenite on the Merensky Reef; MR CR = Merensky Reef Contact Reef; and UG2 = Upper Group Number 2 Chromitite Seam) The cut-offs for Indicated and Inferred Resources have been established by the Qualified Person after a review of potential operating costs and other factors.

	Cut-off (cm g/t) 4E	Million tonnes	Grade (g/t) 4E	Mining width (metre)	Tonnes PGM 4E	Million ounces PGMs 4E
MR FPP	100	14.933	6.46	1.26	96.467	3.102
MR CR	300	0.183	5.68	1.01	1.040	0.033
UG2	100	25.168	2.98	1.50	75..001	2.411
Total Indicated		40.284	4.28		172.508	5.546

Prill Splits	Pt	Pt(g/t)	Pd	Pd(g/t)	Rh	Rh(g/t)	Au	Au(g/t)
MR FPP	62.18%	4.02	26.00%	1.68	5.12%	0.33	6.70%	0.43
MR CR	62.18%	3.53	26.00%	1.48	5.12%	0.29	6.70%	0.38
UG2	64.21%	1.91	24.00%	0.72	10.48%	0.31	1.30%	0.04

Estimated Inferred Resource Base:

(MR FPP = Pegmatoidal Feldspathic Pyroxenite on the Merensky Reef; MR CR = Merensky Reef Contact Reef; and UG2 = Upper Group Number 2 Chromitite Seam) The cut-offs for Indicated and Inferred Resources have been established by the Qualified Person after a review of potential operating costs and other factors.

	Cut-off (cm g/t) 4E	Million tonnes	Grade (g/t) 4E	Mining width (metre)	Tonnes PGM 4E	Million ounces PGMs 4E
MR FPP	100	3.257	6.56	1.22	21.366	0.687
MR CR	300	0.002	3.50	1.00	6.007	0.0002
UG2	100	11.792	3.48	1.50	41.036	1.319
Total Inferred		15.051	4.15		62.409	2.006

Prill Splits	Pt	Pt(g/t)	Pd	Pd(g/t)	Rh	Rh(g/t)	Au	Au(g/t)
MR FPP	62.18%	4.08	26.00%	1.70	5.12%	0.34	6.70%	0.44
MR CR	62.18%	2.18	26.00%	0.91	5.12%	0.18	6.70%	0.23
UG2	64.21%	2.23	24.00%	0.84	10.48%	0.36	1.30%	0.05

None of the estimates summarized in the above tables has taken sufficient account of engineering, legal, permitting, financial and other factors for the resources in question to be considered or classified as reserves. They may never be converted to reserves and may not be economically viable. The pre-feasibility study which is now in progress, will address some of these issues. A Bankable Feasibility study is targeted for completion towards the middle of 2007, subject to partner approval.

The resource base for the WBJV is now at a suitable confidence level to allow for the pre-feasibility design process. Resources in the Measured and Indicated categories can be included in the pre-feasibility financial model under SAMREC and National Instrument 43-101 guidelines. Future drilling will now investigate further areas with reef potential along strike on Projects 2 and 3 areas within the joint venture area. The WBJV property includes the untested projected surface trace of the Merensky and UG2 Reefs, which have been intersected in a number of boreholes in areas where resources have not been defined to date.

Recommendations

Further Work Required

The current mineral resource is classified partly as Indicated and partly as Measured, with additional resources classified as Inferred.

For the resource categories (Inferred and Indicated) to be potentially upgradeable, infill drilling needs to be done. This drilling should be completed in time for the Pre-feasibility study. After completion of the drilling and the subsequent quality assurance and quality control process, the additional data will be incorporated into the current model as presented in this document.

Objectives to be Achieved in Future Work Programs

The objectives of the future work programs are to ensure the integrity of the mineral resource by upgrading the confidence level to further increase the Measured and Indicated Resource categories. The Pre-feasibility study would allow for the engineering and economic evaluation whilst drilling continues as per the recommendation.

The infill drilling phase should include at least 26 additional boreholes accounting for 17,838 m of core (Note: all of which has been completed to November 17, 2006).  Nineteen of these boreholes will specifically be drilled to upgrade current Inferred to Indicated Resources where potential mining is expected; and seven boreholes will be aimed at increasing the current Indicated to Measured Resources, especially in the areas deemed to be in the start-up area of the potential mine.

Detailed Future Work Programs

To achieve the above-named objectives, the additional drilling will need to be done on a 250m x 250m grid and in some instances on a 125m x 125m grid. Geostatistical parameters based on the modeled variograms indicate a range of 200m suffices for purposes of upgrading the resource classification. The following table summarizes the proposed drilling program for Project 1.

No. of boreholes	Average depth	Total inclusive Cost/metre	Total metres (plus deflection drilling)	Rate of drilling	Total cost
26	550m	R550	18,200	30 days	R10.01 million

Declaration by the Qualified Person with Respect to the Project Warranting Further Work

It is recommended that additional infill drilling need to be done for both the Merensky Reef and UG2 reefs. It is further recommend that pre-feasibility work be continue while drilling program advances.

War Springs and Tweespalk Properties, Northern Limb, Bushveld Complex, RSA

Property Description, Location and Acquisition

The War Springs (English translation of the farm name Oorlogsfontein) property is located immediately to the south of the town of Mokopane (formally known as Potgietersrus), approximately 200 kilometres north of Johannesburg, Republic of South Africa, in the Limpopo (Northern) Province. The War Springs property is centred on Latitude 24°14’(S) and Longitude 29° 02’(E) and the mineral rights cover 2,396 hectares. We also hold a second property on the Northern Limb of the Bushveld Complex, the Tweespalk Property, which is not currently considered material to our operations.

On June 3, 2002, we entered an option agreement to earn a 100% interest in the War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Igneous Complex (“BIC”) north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2006 totaled $3,037,993 (August 31, 2005 – $2,572,933).

We may purchase 100% of these mineral rights at any time within three years from the grant of a prospecting permit on each property for US $475 per hectare in year one, or US $570 per hectare in year two, or US $690 per hectare in year three.  We must also pay prospecting fees to the vendors of US $2.50 per hectare in year one, US $2.75 per hectare in year two and US $3.25 per hectare in year three. Prospecting permits were granted to us in August 2003 for the Tweespalk property and in February 2004 for the War Springs property. The vendors retain a 1% NSR Royalty on the property, subject to our right to purchase the NSR at any time for US $1.4 million. A 5% finders’ fee applies to vendor payments.

Black Economic Empowerment groups Africa Wide and Taung Minerals (Pty) Limited each have been granted a 15% interest in the War Springs project carried to bankable feasibility.  We retain a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property.  We have not recorded a receivable for Africa Wide’s share of costs to date, which on August 31, 2006 were calculated to be $253,783 (August 31, 2005 – $250,994).  We expect that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

Figure 5 on the following page shows the underlying BIC and the War Springs and Tweespalk properties with the prospective basal portion of the BIC extending from east to west near the southern border of the property.

Figure 5 – Northern Limb Properties.

TWEESPALK
MOKOPANE
WAR SPRINGS
V Ti Fe
LEGEND
Quarternary Alluvium / Other
Letaba Formation
BUSHVELD COMPLEX
Upper Zone
Main Zone
Lower Zone
Nebo Granite
TRANSVAAL SEQUENCE
Silverton Formation
Dwaalheuwel Formation
Timeball Hill Formation
Duitschland Formation
Malmani Subgroup
Black Reef Formation
Wolkberg Group
ARCHAEAN BASEMENT
Hout River Gneiss
Matlala Granite
Pietersburg Sequence
Magnetite Layer
Platreef Horizon
PTM Mineral Rights
N
W
E
S
0 5000 10000 metres
NORTHERN LIMB
FARMS AND GEOLOGY
FIGURE 5
Drawn: M. Venter
February 2004
MSA
GEOSERVICES

Previous Exploration Work

Cautionary Note to U.S. investors concerning estimates of Inferred Resources: This section uses the term Inferred Resources. We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Inferred Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility studies or Pre-feasibility studies. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

We completed prospecting and reconnaissance work on the War Springs and Tweespalk properties in 2003 and 2004. Four soil geochemical lines (1,000m apart) were sampled on the War Springs property during 2004. Additional soil lines were cut 250m apart and sampled during 2005. Aeromagnetic data over an approximate 130km2 area covering the farms War Springs, Rooipoort and Grass Valley were interpreted during June 2004. A ground-based gravimetric survey was performed at the end of September 2004.

In 2004, we conducted a seven borehole drilling program for a total of 2,667.97 metres on the Tweespalk property.  Results were varied, as the targeted Plat-Reef stratigraphy was encountered, but the values returned were considered sub-economic.  Only one hole, the deepest hole drilled by us on the property, TW01, encountered encouraging results, returning 5.19g/t 2PGE + Au over an interval of 3.85 metres (at a depth of 645.90m). This hole suggests that the PGE-mineralization in the area of interest may be increasing with depth.  Other operators on the Northern Limb have demonstrated that the grade and tenor of the Plat Reef does improve at depth in some locations.  This theory remains untested and we plan additional deep drilling on the property to test this possibility. During 2005 no further work was conducted on the property.  At November 17, 2006, we were in the planning stages for a drilling program to further test the area near and down dip of hole TW01.

Phase 1 drilling commenced during mid–2004 on the War Springs property and PGE-mineralized layers named Reefs A, B and C were confirmed to cross the War Springs property. Eighteen holes were completed by the end of May 2005 relating to 7,433 metres of drilling. A total of 8,188 samples were collected for the determination of the following elements: platinum (Pt), palladium (Pd), gold (Au), copper (Cu), nickel (Ni) and cobalt (Co). Test pit and trench sampling was done south of the area drilled in Phase 1 during October 2005 across anomalous areas indicated by the 2005 soil sampling program. The identified PGE-bearing layers were shown to extend southward a further 3,000 metres from the area drilled in Phase 1.

In early 2006, we conducted a four borehole Phase 2 drilling program for 1,446.19 metres in order to test the southern strike extension of the known mineralized zones. The Phase 2 diamond drilling program included stepped diamond drilling holes every 250 metres to test the projected extensions of the A, B and C Reef traces southwest of the Phase 1 drilling area. Drilling focused on testing the B and C reefs which were shown to be the most promising in Phase 1 drilling and also the A reef to determine if it is better developed on this portion of the property. Holes were drilled to a target depth of approximately 600m and 1,738 samples were collected for the determination of the following elements: Pt, Pd, Au, Cu, Ni and Co.

Based on the results of the 18 borehole drilling program completed by us in 2005, a mineral resource estimate was completed compliant with SAMREC Ore Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and reserves in South Africa. On January 6, 2006 we filed a National Instrument 43-101 technical report on the Canadian disclosure system SEDAR (www.sedar.com) dated December 6, 2005. The title of the report is “Inferred Resource Declaration (Amended), War Springs (Oorlogsfontein 45KS), Northern Limb Platinum Property” and it is authored by independent Qualified Person Charles J. Muller,  BSc (Hons), Pr.Sc.Nat (SACNAPS 400201/04) of Global Geo Services (Pty) Ltd., Rant-En-Dal, Gauteng, Republic of South Africa. The report deals primarily with Inferred Resource estimations. The SAMREC Ore Code allows for a resource or reserve to be upgraded (or downgraded) if, amongst others, economic, legal, environmental, permitting circumstances change. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the reserve and resource classification are consistent with the Inferred, Indicated and Measured resource classification and the Probable and Proved reserve classification.

The specific data distribution and geographic layout does not allow the Inferred Resource to qualify for any upgrade to higher confidence resource categories. The total resource is therefore within the Inferred Resource category and therefore has no further subdivision or sub classifications.

Detailed Mineral Resource Tabulation

Three zones of mineralization were identified within the succession of layered mafic rocks drilled on War Springs. They consist of an upper “C-Reef”, middle “B-Reef” and a bottom “A-Reef” on the footwall contact with the Transvaal sediments (Diagram 6.1). The economic potential of these three mineralized zones will be dependent on the type of mining method. The three reef zones dip steeply at 68° to the northwest. Open-cast mining of these steep dipping mineralized zones therefore has limited or no economic potential at current grades. Mining of these reefs will have to be considered as an underground operation. The B and C reefs are on average over 4m thick, whereas the A reef is on average only 1.56m thick. The 2PGE+Au grades from these three mineralized zones are on average 0.99g/t. The 2PGE+Au grades on their own will have no true economic potential. However, the Nickel and Copper values are relatively high and in combination with the PGE’s and thicker mineralized zones will have economic potential. Thus, the primary mineral resource is the combined value of the nickel and copper with the PGEs as secondary or by product. Low-grade mineralization is associated with the “A-Reef” immediately above the footwall contact with the Transvaal sediments. Economic reef thickness varies from 1–2.3m grading between 0.09–2.1g/t 2PGEs + Au. Ni and Cu averages at 0.08% and 0.04% respectively. For both open-cast and underground mining this reef does not have not sufficient metal content or grades to be economically viable. The A Reef was therefore excluded from the mineral resource.

Key Assumptions, Parameters and Methods of Resource Calculation

A total of 18 boreholes were drilled in the area of interest of which only eight boreholes intersected the A Reef, 11 boreholes intersected the B Reef and 7 boreholes intersected the C Reef. No deflections were drilled. Both the B and C reefs are on average more than 4m thick, whereas the A Reef is only 1.56m thick. The samples within the reef intersections have been composited on a 1m interval. The assay values reflect 2PGE+Au. Borehole coordinates, reef-width, 2PGE+Au, Ni and Cu grades used in the resource estimation exercises are depicted in the table below.

In the evaluation process the 2PGE+Au (g/t), Ni (%), Cu (%) and channel width (cm) are used. The channel width refers to the corrected reef width. The values have been interpolated into a 3D block model. From the 3D reef wireframes a dip model was interpolated into the 3D block model. The interpolated dip parameter was used for channel width corrections. No geological domains or facies have been delineated for the respective reef types. Each reef was treated as one geological domain.

From the interpolated block model a mineral resource was calculated for the B and C Reefs. The table below shows the tonnage and grade for each reef at a specific cut-off grade (Ni %). Both the B and C reefs are thicker than a minimum mining width and were therefore not diluted. Diagram 9 shows the grade tonnage curve for the different reefs at a Ni % cut-off.

The results of the independent resource calculation performed during October 2005 show an Inferred Resource of 29.4 Mt at an average grade of 1.03g/t 2PGE+Au and thus a metal content of 980,000 ounces of 2 PGE+Au for the B and C Reefs combined (optimized at a break-even gross metal value (“GMV”) cut-off). The total Ni and Cu metal content for the two reefs combined is 39,492 tons Ni and 33,649 tons Cu.

War Springs Resource Estimation

Cut-Off	Tonnage	Ni	Cu	2PGE+Au	Metal Content Ni	Cu	2PGE+Au	2PGE+Au
	Ni%	t	%	%	g/t	t	t	g	Moz
B-REEF	0.00	14,158,971	0.18	0.16	0.82	26,155	22,214	11,585,557	0.372
	0.05	14,157,303	0.18	0.16	0.82	26,154	22,213	11,585,070	0.372
	0.08	14,001,011	0.19	0.16	0.82	26,048	22,156	11,526,055	0.371
	0.10	13,087,078	0.19	0.17	0.85	25,227	21,623	11,096,727	0.357
	0.15	8,770,814	0.23	0.20	0.96	19,749	17,609	8,457,189	0.272
	0.20	4,712,072	0.27	0.24	1.19	12,722	11,329	5,601,368	0.180
	0.25	2,406,134	0.32	0.29	1.56	7,594	6,922	3,762,663	0.121
C-REEF	0.00	18,909,978	0.08	0.07	1.22	14,714	12,946	23,030,393	0.740
	0.05	15,243,031	0.09	0.07	1.24	13,233	11,152	18,333,964	0.589
	0.08	8,617,361	0.11	0.08	1.28	9,100	7,004	10,723,933	0.345
	0.10	3,966,543	0.13	0.10	1.32	5,087	3,872	4,906,195	0.158
	0.15	669,313	0.18	0.14	1.43	1,185	904	831,463	0.027
	0.20	104,404	0.23	0.17	1.53	238	182	130,278	0.004
	0.25	16,352	0.28	0.21	1.64	46	35	20,499	0.001
TOTAL	0.00	33,068,948	0.12	0.11	1.05	40,869	35,159	34,615,950	1.113
	0.05	29,400,334	0.13	0.11	1.02	39,387	33,366	29,919,033	0.962
	0.08	22,618,372	0.16	0.13	0.98	35,148	29,160	22,249,988	0.715
	0.10	17,053,621	0.18	0.15	0.94	30,314	25,495	16,002,921	0.515
	0.15	9,440,127	0.22	0.20	0.98	20,934	18,513	9,288,653	0.299
	0.20	4,816,476	0.27	0.24	1.19	12,959	11,510	5,731,645	0.184
	0.25	2,422,486	0.32	0.29	1.56	7,639	6,957	3,783,162	0.122

(*Note: SG (Specific Gravity) of 3.15 was used in all tonnage calculations)

DIAGRAM 9: Grade Tonnage Curve for the B and C Reefs

Grade Tonnage Curve - B and C Reefs
Tonnage (t)
20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.00
0.05
0.08
0.10
0.15
0.20
0.25
Ni%
B Reef Tonnage (t)
C Reef Tonnage
B Reef Ni %
B Reef Cu%
C Reef Ni%
C Reef Cu%
B Reef - 2PGE+Au (g/t)
C Reef 2PGE+Au (g/t)

Interpretation and Conclusions

Geological mapping by the South African Geological Survey has indicated the War Springs Property to be in part underlain by Rustenburg Layered Suite rocks of the BIC, potentially including rocks of the Critical Zone. The primary exploration target on the property is Platreef PGM mineralization on a 5.2 kilometre strike-length of BIC basement contact indicated on the property by previous mapping (Geological Survey). Drilling by PTM-RSA has confirmed historical reports that our exploration properties are underlain by favourable geology. In addition to this, recent exploration success on adjacent properties to War Springs indicates that this property has significant potential to host a PGM deposit of the “Platreef style” of mineralization.

Exploration drilling within the zone of economic interest identified three mineralized zones (“A”-; “B”- and “C”-Reefs). The “C”-Reef occurs towards the top of the “Critical Zone/Platreef” and is characterized by mineralized (predominantly) anorthositic lithologies. The “B”-Reef occurs towards the central portion of the package and is characterized by mineralized (predominantly) pyroxenitic ultramafic lithologies. The “A”-Reef is characterized by feldspathic pyroxenite with mineralized chromitite or chromite-rich lithologies. Noritic lithologies dominate in the areas between the mineralized reefs.

Recommendations

We are in the process of analyzing and considering the results of the 2005 and 2006 drilling programs. An internal scoping study and financial model has been constructed to aid in this assessment. At the present time, we consider the mineralization as understood to be at best only marginally economic. Additional drilling to test the further strike extension of the known mineralized zones, as well as their tenor and continuity at depth, is under consideration. No additional exploration work is currently planned or committed for the calendar year of 2006.

Other Mineral Properties

Summary details of our other mineral property interests in Canada can be found in Note 6 of the audited financial statements for the year ended August 31, 2006.

Item 5 – Operating and Financial Review and Prospects

The following discussion of our financial condition, changes in financial conditions and results of operations for each of the three years ended August 31, 2006 should be read in conjunction with our consolidated financial statements and related notes included therein.  Our consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian GAAP.  Differences between Canadian GAAP and U.S. GAAP, as applicable to our company, are set forth in Note 15 to the accompanying consolidated financial statements.

Critical Accounting Policies

Our accounting policies are set out in Note 2 and 15 of the accompanying consolidated financial statements.  In addition to these consolidated financial statements, the following accounting policies are also detailed below:

Effective September 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after September 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after September 1, 2002. The amended recommendations have been applied retroactively from September 1, 2002 without restatement of prior periods.  As a result, as of September 1, 2004, the deficit was increased by $318,000, contributed surplus was increased by $304,977, and share capital was increased by $13,023 for share purchase options granted in prior years and exercised in Fiscal 2005.

There are two policies that, due to the nature of the mining business, are more significant to our financial results.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, we deferred all costs relating to the acquisition and exploration of our mineral properties.  Any revenues received from such properties are credited against the costs of the property.  When commercial production commences on any of our properties, any previously capitalized costs would be charged to operations using a unit-of-production method. We regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs on at least a quarterly basis for evidence of impairment.  This review is generally made with reference to the project economics, including the timing of the exploration work, work programs proposed, exploration results achieved by us and others in the related area of interest and any changes in the status of the property.  When the results of this review indicate that a condition of impairment exists, we estimate the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and the likely proceeds to be received from a sale or assignment of rights.  When the carrying values of mineral rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

When assessing for evidence of impairment, we also refer to the other factors relevant for companies in the extractive industries.  These factors include unfavourable changes in the property (including disputes as to title), inability to access the site, environmental restrictions on exploration or development and political instability in the region in which the property is located.  Furthermore, we conclude an event of impairment has occurred when any of the following conditions exist:

a.

our work program on a property has significantly changed such that previously identified resource targets or work programs are no longer being pursued;

b.

exploration results are not promising and no more work is being planned in the foreseeable future; or

c.

remaining lease terms are insufficient to conduct necessary exploration work.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment.  We rely on our own or independent estimates of further geological prospects of a particular property and also consider the likely proceeds from a sale or assignment of the rights.

The latter will often be indicated by offers that our company or others have received for exploration rights in the same or similar geological area.  In many cases, the identified condition of impairment will result in a determination that no further exploration activity be performed and the amount of the writedown is the entire carrying value of the interest.

Under U.S. GAAP, we expense all costs relating to the exploration of our mineral properties prior to the establishment of proven and probable reserves.  After that point, these costs are capitalized as development costs.  When commercial production commences on any of our properties, any previously capitalized costs would be charged to operations using a unit-of-production method.

Our financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions.  Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results are likely to differ from our current estimates and those differences may be material.

During the fiscal year ended August 31, 2006 the net loss under U.S. GAAP was $8,537,460 (2005 - $8,112,593; 2004- $4,675,466), which was $4,684,187 (2005 - $4,316,945; 2004 - $2,432,839) higher than the net loss recognized under Canadian GAAP.  Of this difference, $5,474,479 (2005 - $5,309,860; 2004 - $2,711,412) relates to the fact that under U.S. GAAP, mineral property acquisition and exploration costs are expensed as incurred rather than capitalized until management has determined that an impairment exists in the carrying value of the property, as they are under Canadian GAAP.  An amount of $Nil (2005 - ($1,136,055); 2004 – $Nil) relates to the cost of stock based compensation for employees and directors which is an expense under Canadian GAAP, but was treated only as a disclosure item by our company under SFAS 123 in the USA for fiscal years prior to August 31, 2006.  In 2006 there was no difference in the treatment between Canadian and U.S. GAAP.  Also, an amount of $5,506 would be recognized as a recovery for U.S. GAAP in 2006 versus an expense of $660,574 in 2005 (2004 – expense of $190,242) due to the difference in the accounting for income taxes on the issuance of flow-through shares for Canadian GAAP versus U.S. GAAP.  Finally, a stock option expense of $50,200 would be recognized in 2006 under U.S. GAAP (2005 – a recovery of $37,800; 2004 – an expense of $125,510) relating to the difference that under U.S. GAAP, stock options which have been repriced are subject to variable accounting.

Overview

Our main objective is to acquire mineral properties, finance their exploration and, if warranted, develop, and bring them into commercial production either directly or by way of joint venture or option agreements or through a combination of the foregoing.  We are aiming to develop our properties to a stage where they could be exploited at a profit.  At that stage, our operations would to some extent be dependent upon the world market price of any minerals mined.

We have deferred mineral property acquisition costs and exploration expenditures of $16,660,885 at August 31, 2006 compared to $12,091,549 at August 31, 2005 and $5,995,550 at August 31, 2004.  The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in our properties, our ability to obtain the necessary financing to meet our obligations under various agreements and the completion of the development of our properties, any future profitable production, or alternatively, upon our ability to dispose of our interests on an advantageous basis.  We have incurred losses since inception of $15,410,804 and have working capital of $8,602,700 at August 31, 2006; in light of these facts, there is some doubt as to our ability to continue as a going concern.

Future write-downs of properties are dependent on many factors, including general and specific assessments of mineral resources, the likelihood of increasing or decreasing the resources, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, taxation, labor and capital costs.  It is not possible to assess the monetary impact of these factors at the current stage of our properties.  The dollar amounts shown as mineral properties and deferred exploration expenditures are direct costs of acquiring, maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of administrative management salaries based on time spent and directly related to specific properties.  These amounts do not necessarily reflect present or future values.

Additional financing will be required for further exploration and development of our properties.  Although we have been successful in the past in raising funds, there is no assurance that we will be able to raise the necessary capital to meet our funding obligations in the future.

We have not been required to make any material expenditure for environmental compliance to date.  Our operations may in the future be affected from time to time in varying degrees by changes in the environmental regulations.  Both the likelihood of new regulations and their overall effect on us are not predictable.  See “Item 3 – Key Information, Risk Factors.”

Operating Results

We are not adversely affected by inflation at the present time, and are not likely to be in the near future.  However, there is no guarantee that this will remain to be the case.  High or extreme rates of inflation would adversely affect our business.

We may be adversely or favorably affected by foreign currency fluctuations.  In the normal course of our business, we enter into transactions for the purchase of supplies and services denominated in South African Rand.  We also have cash and certain liabilities denominated in South African Rand.  As a result, we are subject to foreign exchange risk from fluctuations in foreign exchange rates.  In the past year, the South African Rand has fallen in value against the Canadian dollar by approximately 14%.

Year Ended August 31, 2006 Compared to the Year Ended August 31, 2005

We have been very active in 2006, primarily on the WBJV in South Africa.  The scale and tenor of the WBJV makes that project an investment focus for us, and as a result our other projects have been less active during the fiscal year.  During the year, we incurred a loss of $3,853,273 (2005 - $3,795,648). Before a non-cash charge for stock based compensation of $110,176 (2005 - $1,283,289) and for mineral property costs written of $1,174,325 (2005 – $974,294), general and administrative expenses totaled $2,808,715 (2005 - $2,466,085).  Interest, other income and recoveries amounted to $235,236 (2005 - $218,373).  The loss for the year in 2005 was reduced by a provision for future income tax recoveries of $793,000, while in 2006 there was no such provision.

As operator of the WBJV, we have engaged a multi-discipline team of independent engineers, which commenced detailed pre-feasibility study work in early January 2006. The pre-feasibility study will consider the opportunities presented as the result of further drilling up until September of 2006.  Approximately 40% of the WBJV surface area has been investigated in drilling to date.  To November 2006, we completed approximately 160 boreholes for 72,000 metres of drilling on the WBJV.  During calendar 2006, we completed three independent resource calculations for the WBJV, the most recent one being published on September 21, 2006.  As of November 2006, we have deployed five drilling rigs for further drilling of the WBJV, primarily in the Project 2 and Project 3 areas of the property.

From October 2004 to April 2006, we operated and funded a required exploration program in the amount of ZAR 35 million (at August 31, 2005 approx. US$5.4 million; C$6.44 million).  The WBJV partners are now required to fund their portion of further expenditures pro-rata based upon their working interest in the joint venture.  In March 2006, the WBJV partners approved a 2006 cash budget for the WBJV totaling ZAR 29,712,200 (approx. Cdn $4.59 million at August 31, 2006).  Later, in September 2006 this budget was increased to a cumulative total of ZAR 76,393,208 (approx. Cdn. $11.75 million at September 2006).  Each party is required to fund their pro-rata share of the approved budget by way of several separate cash calls.  To November 17, 2006, both our company and Anglo Platinum have funded ZAR 21,370,075 towards the approved budget and Africa Wide has funded ZAR 3,200,000.  Of the $2,126,584 in accounts payable at August 31, 2006, an amount of $1,850,000 was incurred on behalf of the WBJV.

In May 2005, we reached agreement to purchase all surface and mineral rights to the Elandsfontein 102 JQ property, now a component property in the WBJV, in exchange for ZAR 7.0 million.  On September 16, 2005, we made a final payment of ZAR 2.8 million to close the purchase.

Mineral property acquisition costs deferred during the year totaled $300,928 (2005 - $1,815,434). Of this amount $93,367 (2005 – 1,512,446) related to WBJV properties.  Exploration and development costs deferred in the year totaled $5,474,479 (2005 - $5,309,860). Of that amount $4,998,447 (2005 - $3,023,125) was incurred on the WBJV.  A further $448,610 (2005 - $126,859) was incurred on other South African properties while $27,422 (2005 - $1,079,938) was incurred on Canadian properties

Cost recoveries on Canadian mineral properties during the year amounted to Nil (2005 - $55,000).  During the year $1,174,325 (2005 - $974,294) in deferred costs relating to mineral properties were written off.  An amount of $964,847 (2005 - $958,844) was written off for Ontario projects while the balance of $209,478 (2005 - $15,450) related to South African write offs.  See details of the WBJV and mineral properties in Notes 5 and 6 of our audited financial statements.

Year Ended August 31, 2005 Compared to the Year Ended August 31, 2004

During the year ended August 31, 2005, we incurred a loss of $3,795,648 (2004 - $2,242,627). Before a non-cash charge for stock based compensation of $1,283,289 (2004 - $92,881), general and administrative expenses totaled $2,466,085 (2004 - $1,723,248). Interest, other income and recoveries amounted to $218,373 (2004 - $430,106). The loss for the year includes mineral property write down expenses of $974,294 (2004 - $1,044,542) and is reduced by a provision for future income tax recoveries of $793,000 (2004 - $278,000).

On October 27, 2004, we announced the formation of the WBJV with Anglo Platinum and Africa Wide. Work commenced immediately thereafter on the WBJV project and the rate of work accelerated during the year. Activities consisted of research and data review, prospecting, mapping, engineering and drilling of the project area.  In August of 2005, we completed an engineering review, a statement of inferred resources, and Preliminary Assessment of the first planned project on the WBJV in compliance with National Instrument 43-101. We were also active with an exploration program on the War Springs project in South Africa, consisting of diamond drilling, geophysical surveys and ground prospecting.

During the year, we executed a settlement and purchase agreement for both the surface rights and mineral rights to the Elandsfontein 102 JQ property, now a component property in the WBJV.  The total purchase price became ZAR 7.0 million (approx. C$1.3 million), after a discount of ZAR 200,000 for early settlement.  Prior to August 31, 2005, we paid out ZAR 4.2 million in payments and in September 2005 paid a final payment of ZAR 2.8 million to complete the transaction.

Other work during the year included the completion, assessment and analysis of drilling and geophysical results from the Seagull project and the Lakemount project, both located in Ontario, Canada.

We have increased our general level of activity in the past two years in South Africa. Activities in Canada have been reduced, as the more advanced nature of the WBJV project has caused it to become our investment focus. We still actively review many potential property acquisitions in the normal course of business. We have also increased marketing efforts in order to raise our profile in the capital markets.

Mineral property acquisition costs deferred during the year totaled $1,815,434 (2004 - $515,777), most of which was for South African property acquisition costs and payments. Exploration and development costs deferred in the year totaled $5,309,860 (2004 - $2,711,412). Of that amount $1,079,938 (2004 - $1,330,643) was incurred on our Canadian properties. An amount of $4,229,922 (2004 - $1,380,769) was incurred on our South African properties.

Cost recoveries on Canadian mineral properties during the year amounted to $55,000 (2004 - $78,750). During the year $974,294 (2004 - $1,044,542) in deferred costs relating to mineral properties were written off. An amount of $958,844 (2004 - $1,018,252) was written off for Ontario projects while the balance of $15,450 (2004 - $26,290) related to South African write offs. See details of the WBJV and mineral properties in Notes 5 and 6 of our audited financial statements.

Year Ended August 31, 2004 Compared to the Year Ended August 31, 2003

During the year, we incurred a loss of $2,242,627 (2003 – $1,748,993).  Included were mineral property write down expenses of $1,044,542 (2003 – $815,714) and a provision for future income tax recoveries of $278,000 (2003 – $212,400).

During the year, we actively reviewed many potential property acquisitions and increased efforts to raise our profile and liquidity in the capital markets.  Due to these factors, we incurred generally higher costs in 2004 over prior years.

Net general and administration expenses in 2004 were $1,381,432 (2003 - $905,248) after accounting for interest and other income of $430,106 (2003 - $177,068).  During the years 2002, 2003 and 2004, our company grew substantially through the amalgamation with New Millennium Metals Corporation and expansion into the Republic of South Africa.  General and administrative expenses are generally higher as a result of this growth.  During 2004, we opened and staffed a permanent office in Johannesburg and commenced active exploration.  The costs described above include corporate finance fees of $100,000 (2003 - $nil); management and consulting fees of $322,996 (2003 – $232,201); office and miscellaneous expenses of $106,306 (2003 - $ 64,263); professional fees of $130,383 (2003 - $143,357); salaries and benefits of $404,936 (2003 - $167,115); shareholder relations expense of $38,090 (2003 - $159,532); travel expenses of $231,507 (2003 - $50,364); and promotion expenses of $126,464 (2003 - $42,560).  Stock compensation expense, a non-cash item, amounted to $92,881 in 2004 (2003 - $42,051).  An amount of $6,500 (2002 - $29,875) in expense relates to Part XII.6 tax applied by the Canadian Federal government on unspent flow-through funds from the previous year.  An amount of $4,591 (2003 – $41,508) was expensed for new property investigations during the period. Interest and other income for the year totaled $430,106 (2003 - $177,068).

Acquisition costs deferred during the current year totaled $515,777 (2003 – $459,809).  Exploration and development costs deferred in 2004 totaled $2,711,412 (2003 – $1,296,469).  Of that amount $1,330,643 (2003 - $483,889) was incurred on our Canadian properties.  An amount of $1,380,769 (2003 - $812,580) was incurred on our South African properties.

Cost recoveries before adjustments on mineral properties during the year amounted to $78,750 (2003 – $(40,335)).  In 2003, recoveries amounted to $141,539, but after recognizing an adjustment for $181,874 in work converted to shares by Wheaton River Minerals Ltd. (known as Goldcorp Inc. since 2005 merger), the net amount for the year was a charge of $40,335.  During the year $1,044,542 (2003 – $815,714) in deferred costs relating to mineral properties were written off.  An amount of $1,018,252 (2003 - $510,830) was written off for Ontario projects while the balance of $26,290 (2003 - $304,884) related to South African write offs.  On our Agnew Lake Property located west of Sudbury, Ontario, joint venture partners Pacific Northwest Capital and Kaymin Resources Limited, (a subsidiary of Anglo Platinum) spent approximately $2.5 million on the property.

During 2004, we spent $302,573 (2003 - $288,320) on exploration work on the Shelby Lake and Lac des Iles, Ontario properties.  Work consisted mostly of drilling, mapping and geochemistry.

Liquidity and Capital Resources

Our working capital is a direct result of the excess of funds raised from the sale of equity shares and the receipt of property payments over expenditures into acquisition and exploration costs as well as administrative expenses.  The working capital balance at the end of the following periods were:  August 31, 2006: $8,602,700; August 31, 2005:  $1,396,283; August 31, 2004 - $2,364,360.  Fluctuations in working capital stem from timing differences between when money is raised from equity issues and when expenditures are committed on exploration.

Cash and cash equivalents at August 31, 2006 totaled $10,066,801 compared to $2,750,461 at August 31, 2005 and $2,423,176 at August 31, 2004.  The cash and cash equivalents are attributable primarily to the issue of share capital.  Aside from cash and cash equivalents, we had no material unused sources of liquid assets at August 31, 2006, 2005 or 2004.

During Fiscal 2006, we issued a total of 10,532,547 shares (2005 - 8,571,216 shares) of Common Stock of which 10,507,547 shares (2005 - 8,546,216 shares) were issued for cash proceeds of $16,197,710 (2005 - $8,482,291), plus $47,669 (2005 - $13,023), which came from contributed surplus. A further 25,000 shares (2005 – 25,000) of Common Stock were issued for mineral properties for a value of $40,000 (2005 - $28,000).  Cash proceeds were to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The primary use of cash during the year was for acquisition and exploration expenditures, being approximately $6,423,839 (2005 - $5,395,698), management fees and expenses of $367,891 (2005 - $326,167) and other general and administrative expenses of $2,440,824 (2004 - $2,139,918) as calculated before applying a non-cash charge of $110,176 (2005 - $1,283,289) for stock compensation expense.

During Fiscal 2005, we issued a total of 8,571,216 shares (2004 - 6,756,148 shares) of Common Stock of which 8,546,216 shares (2004 - 6,745,239 shares) were issued for cash proceeds of $8,482,291 (2004 - $5,981,397), and $13,023 came from contributed surplus. A further 25,000 shares (2004 - 10,909 shares) were issued for mineral properties for a value of $28,000 (2004 - $3,600). Cash proceeds were to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The primary use of cash during the year was for acquisition and exploration expenditures, being approximately $5,395,698 (2004 - $3,178,589), management fees and expenses of $326,167 (2004 - $322,996) and other general and administrative expenses of $2,139,918 (2004 - $1,400,252) as calculated before applying a non-cash charge of $1,283,289 (2004 - $92,881) for stock compensation expense.

During Fiscal 2004, we issued a total of 6,756,148 shares of Common Stock of which 6,745,239 shares were issued for cash proceeds of $5,981,397. A further 10,909 shares were issued for mineral properties for a value of $3,600. Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes.  Our primary source of capital has been from the sale of equity.  The primary use of cash during the year was for acquisition and exploration expenditures, being approximately $3,178,589 (2003 - $1,178,638), management fees and expenses of $322,996 (2003 - $232,201) and other general and administrative expenses of $1,488,542 (2003 - $850,115).

Research and Development, Patents and Licences, etc.

We do not engage in research and development activities.

Trend Information

Factors which may have a material effect on our future financial condition are set forth in “Item 3 – Key Information, Risk Factors”.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following table discloses our contractual obligations for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. We have no long term debt or loan obligations.  Under the terms of several of our mineral property option and purchase agreements, we are required to make certain scheduled acquisition payments and incur minimum annual exploration expenditures as summarized in the table below in order to preserve our interests in the related mineral properties.  In the event we are unable or unwilling to make these payments, it is likely that we would forfeit our rights to acquire the related properties.

Contractual Obligations	Payments due by period
	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Acquisition payments	$ 6,258,710	$ 5,692,600	$ 566,110	$ 0	$ 0
Exploration costs	1,402,351	402,351	1,000,000	0	0
Lease obligations	377,823	149,372	176,831	51,620	0
Totals	$ 8,038,884	$ 6,244,323	$ 1,742,941	$ 51,620	$ 0

Item 6 – Directors, Senior Management and Employees

Directors and Senior Management

The following table sets out certain information concerning our directors and executive officers.  Each director holds office until our next annual general meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles, or with the provisions of the Business Corporations Act (British Columbia) (the “BCA”).  The officers are appointed at the pleasure of the board of directors.

Name, Position, Age and Country of Residence	Principal Occupation or Employment	Date Appointed
R. MICHAEL JONES Chairman, President, CEO and Director Age: 43 Resident of Canada	Professional Geological Engineer Chairman, President, CEO and Director of PTM	February, 2000
FRANK R. HALLAM CFO and Director Age: 46 Resident of Canada	Chartered Accountant CFO and Director of PTM	February, 2002
BARRY SMEE (1) (2) Secretary and Director Age: 60 Resident of Canada	Geologist and geochemist President of Smee & Associates, a consulting, geological and geochemistry company; Director and Secretary of PTM	February, 2000
IAIN McLEAN (1) (2) Director and Consultant of Corporate Development Age: 51 Resident of Canada	CEO of Municipal Software Corporation Canada, a software development company	October, 2000
ERIC CARLSON (1) Director Age: 48 Resident of Canada	President of Anthem Properties, real estate development, investment and management business established in 1991	February, 2005
JOHN GOULD Managing Director of PTM-RSA Age: 49 Resident of South Africa	Geologist Managing Director of PTM-RSA	June, 2003

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

While our directors and executive officers are involved in other business ventures and do not spend full time on the affairs of our company, we believe that each devotes as much time to the affairs of our company as are required to satisfactorily carry out their duty.

There are no family relationships between any two or more directors or executive officers.  There are no arrangements or understandings between any of the directors or executive officers, major stockholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.

R. Michael Jones, P.Eng, Chairman, President, CEO and Director

Mr. Jones holds a Bachelor of Applied Science (Geological Engineering) from the University of Toronto (1985).  Mr. Jones’ experience includes mineral exploration in Canada, the U.S.A., Guyana, and Honduras for base and precious metals since 1985 and includes the formation and management, as a senior executive, of mineral exploration, development and mining companies.  Mr. Jones has been a senior officer of public mineral exploration and development companies since 1987.  He was a founder of Glimmer Resources Inc. that was involved in the discovery and exploration of the Glimmer Gold mine near Timmins, Ontario.  He was the President of Cathedral Gold Corporation, a producing gold mining company from 1992 to 1997, and from 1997 to 1999, he was a Vice President of Aber Resources, a mining company that is developing a diamond mine. Mr. Jones has not explored for PGE deposits prior to his work with our company.  Currently Mr. Jones spends approximately 90% of his time on the affairs of our company.  His responsibilities include management of our business and the final review of exploration programs and budgets.

Mr. Jones is also a director of Jerico Explorations Inc., a public company with a mineral exploration property in Arizona, a director MAG Silver Corp., a public company with silver properties in Mexico, and West Timmins Mining Inc., a public company with gold properties in Canada and Mexico.

Frank R. Hallam, BBA, CA, Chief Financial Officer and Director

Mr. Hallam received his Bachelor of Business Administration from Simon Fraser University in 1990.  Prior to 1989 Mr. Hallam worked in the mineral exploration industry in British Columbia and Alberta.  From 1989 to 1994 Mr. Hallam was a Senior Associate with Coopers & Lybrand (now PriceWaterhouseCoopers) where he specialized as an auditor in the mining practice.  Mr. Hallam qualified as a Chartered Accountant in 1993.  Mr. Hallam left public practice in 1994 and since then has served at the senior management level with several publicly listed resource companies.  His experience includes mining finance and mineral exploration and operations in Canada, the U.S.A. and several countries in East and South Africa.  Prior to his involvement with our company Mr. Hallam was involved in the formation and operation of exploration joint ventures with Newmont Mining Corporation, Barrick Gold Corporation and Johannesburg Consolidated Investment Company Limited.  Mr. Hallam currently devotes 90% of his time on the affairs of our company.

Mr. Hallam is also a senior officer of MAG Silver Corp., a director of Jerico Explorations Inc., a senior officer of Callinan Mines Ltd., a base metals exploration company with projects in Manitoba and British Columbia and a director and senior officer of West Timmins Mining Inc.

Barry Smee, PhD., PGeo, Secretary and Director

Dr. Smee received his PhD from the University of New Brunswick in 1982 and received his B.Sc. from the University of Alberta in 1969.  He holds the professional designation of P.Geo from APEGBC.  Since 1990, Dr. Smee has been the President of Smee & Associates, offering consulting, geological and geochemical services to the mining industry.  Dr. Smee has been a director of Colony Pacific Explorations Ltd., a public company listed on the Toronto Stock Exchange, since 1997 and has acted as a director of several other public companies including Getchell Resources, Leeward Capital, X-Cal Resources and Cross Lake Minerals.  Currently Dr. Smee spends approximately 10% of his time on the affairs of our company.  His responsibilities include a role as an independent director and a consulting role as a geochemist as required.

Iain McLean, BSc Eng (ARSM), MBA, MIMM. CEng, Director and Consultant of Corporate Development

Mr. McLean received his M.B.A. from Harvard Business School in 1986 and received his B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England) in 1978.  Mr. McLean holds the professional designations of C.Eng. and MIMM from the Institute of Mining and Metallurgy.  Mr. McLean has acted as the Chief Operating Officer of several private high technology companies since 1995 and was the Vice President of Operations at Ballard Power Systems

from 1993 to 1995.  Currently Mr. McLean spends approximately 10% of his time on the affairs of our company.  His responsibilities include assisting the President in all aspects of his work and focusing on strategic partnerships and new businesses.

Eric Carlson, Director

Mr. Carlson has over 17 years of real estate investment, development, and management experience. Mr. Carlson has been President and Chief Executive Officer of Anthem Properties Corp. (“Anthem”) since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the United States. Mr. Carlson has also been President and a director of Kruger Capital Corp. since December 1992. Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.  Currently Mr. Carlson spends approximately 5% of his time on the affairs of our company.

Mr. Carlson is also a director of MAG Silver Corp. and West Timmins Mining Inc.

John Gould, Managing Director of PTM-RSA

Mr. Gould is a senior mining executive with over 21 years of experience working for companies in South Africa such as Goldfields of South Africa, Johannesburg Consolidated Investment Company Limited and Harmony Gold Mining Company Ltd. Mr. Gould served as a production geologist for Rustenburg Platinum Mines’ Amandelbult Section on the Western Bushveld Complex where he gained extensive shaft-sinking experience.  Mr. Gould served as Mine Manager of a Witwatersrand Gold Mine for Harmony and then moved to the New Business Division where he was involved in target generation, optimization of contiguous properties, and mergers and acquisitions.

Compensation

The following table sets forth all compensation paid or accrued by our company to our directors and members of our administrative, supervisory or management bodies for the year ended August 31, 2006.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares / Units Awarded ($)	LTIP Payouts ($)
R. Michael Jones Chairman, President, CEO and Director	2006	$Nil	$50,000	$145,980	Nil/Nil	$Nil	$Nil	$Nil
Frank Hallam Chief Financial Officer and Director	2006	$123,750	$30,000	$Nil	Nil/Nil	$Nil	$Nil	$Nil
Barry Smee Secretary and Director	2006	$Nil	$Nil	$4,980	Nil/Nil	$Nil	$Nil	$Nil
Eric Carlson Director	2006	$Nil	$Nil	$Nil	Nil/Nil	$Nil	$Nil	$Nil
Iain McLean Director	2006	$Nil	$Nil	$Nil	Nil/Nil	$Nil	$Nil	$Nil
John Gould Managing Director, PTM-RSA	2006	$101,000	$1,350	$30,000	Nil/Nil	$Nil	$Nil	$Nil

Effective August 1, 2006, we entered into a consulting agreement (the “Jones Agreement”) with R. Michael Jones, our President, Chief Executive Officer and director pursuant to which Mr. Jones is paid a fee of $645 per day to manage our day-to-day operations for an indefinite term.  We may terminate the Jones Agreement on notice without cause upon payment of three months’ typical consulting fees and provision of benefits made available to our officers from time to time on terms determined by the board of directors for the earlier of three months or until Mr. Jones obtains comparable benefits from another source.  Mr. Jones may terminate the Jones Agreement at any time by providing 90 days’ written notice to us.  The Jones Agreement includes a provision whereby Mr. Jones shall have 60 days from the date of a change of control of our company to elect in writing whether or not he wishes to terminate the Jones Agreement, after which time he shall be deemed to have elected not to do so.  If Mr. Jones elects to terminate the Jones Agreement, then he shall give written notice of his election to us and the Jones Agreement shall terminate 30 days from the date of such notice.  Jones shall then, from the date of termination, be entitled to receive from us in one lump sum the equivalent of one year’s compensation, defined in the Jones Agreement as $165,000.

Effective August 1, 2006, we entered into an employment agreement (the “Hallam Agreement”) with Frank R. Hallam, our Chief Financial Officer and director pursuant to which Mr. Hallam is paid a salary of $12,100 per month to manage our day-to-day financial operations for an indefinite term.  We may terminate summarily and without notice, or payment in lieu of notice, severance payments, benefits, damages or any sums whatsoever, in the event that there is just cause for termination of Mr. Hallam’s employment. We may terminate the Hallam Agreement on notice without cause upon payment to him at termination of three months’ base salary and provision of benefits made available to our officers at the discretion of the board of directors. Mr. Hallam may terminate the Hallam Agreement at any time by providing 90 days’ written notice to us. The Hallam Agreement includes a provision whereby Mr. Hallam shall have 60 days from the date of a change of control of our company to elect in writing whether or not he wishes to terminate the Hallam Agreement, after which time he shall be deemed to have elected not to do so.  If Mr. Hallam elects to terminate the Hallam Agreement, then he shall give written notice of his election to us and the Hallam Agreement shall terminate 30 days from the date of such notice.  Mr. Hallam shall then, from the date of termination, be entitled to receive from us in one lump sum the equivalent of one year’s compensation, defined in the Hallam Agreement as $145,000.

We have no pension plan or other arrangements for non-cash compensation to our directors except the grant of stock options.

Board Practices

The board of directors presently consists of five directors.  Each director was elected at the annual general meeting of our stockholders held on January 10, 2006.  Each director holds office until our next annual general meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles, or with the provisions of the Business Corporations Act (British Columbia).  See “Directors and Senior Management” for the dates on which our current directors were first elected or appointed.

We have not entered into contracts providing for benefits to the directors upon termination of employment, other than those described above in “Compensation”.

Board Committees

The Audit Committee and the Compensation Committee, being the only committees of the board, are composed of a majority of the members who are both outside and unrelated directors.

The Audit Committee

The Audit Committee consists of three directors, Mr. Carlson, Mr. Smee and Mr. McLean, all of whom are considered independent and unrelated. The role of the Audit Committee is to assist the board in fulfilling their oversight responsibility to the stockholders, potential stockholders, the investment community and others relating to: (i) the integrity of our financial statements; (ii) the financial reporting process; (iii) the systems of internal accounting and financial controls; (iv) the performance of our internal audit function and independent auditors; (v) the independent auditor’s qualifications and independence; and (vi) our compliance with ethics policies and legal and regulatory requirements.

The principal responsibilities of the Audit Committee include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to stockholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, evaluating the performance of our auditors, pre-approving all audit and non-audit services provided by the auditors and establishing the remuneration of the auditors.

The following is the text of the current Charter for the Audit Committee as adopted by the board on January 11, 2005. Such Charter may be amended by the board in the future in light of evolving corporate governance standards.

Overall Purpose / Objectives

The Audit Committee will assist the board of directors (the “Board”) in fulfilling its responsibilities. The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and our process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the board of directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as our business, operations and risks.

Authority

The Board authorizes the Audit Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of our officers at meetings as appropriate.

Organization

Membership

The Audit Committee will be comprised of at least three members, a majority of which are not officers or employees of our company, at least one of whom will have accounting or related financial management expertise.

The chairman of the Audit Committee will be nominated by the committee from time to time.

A quorum for any meeting will be two members.

The secretary of the Audit Committee will be the Secretary of our company, or other such person as may be nominated by the Chairman of, and approved by, the Audit Committee.

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

(d)

Review any legal matters which could significantly impact the financial statements as reported on by our counsel and meet with outside independent counsel whenever deemed appropriate.

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

(h)

Review audit issues related to our material associated and affiliated companies that may have a significant impact on our equity investment.

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

(l)

Review the performance of the external auditors and approve in advance provision of services other than auditing.  Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by our company. The Board authorizes the Chairman of the Audit Committee to approve any non-audit or additional audit work which the Chairman deems as necessary and to notify the other members of the Audit Committee of such non-audit or additional work.

(m)

Make recommendations to the Board regarding the reappointment of the external auditors and the compensation to be paid to the external auditor.

(n)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(o)

Review and approve our hiring policies regarding partners, employers and former partners and employees of the present and former external auditors of our company.

(p)

Establish a procedure for:

(i)

the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

(ii)

the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, or auditing matters.

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

(w)

With regard to our internal control procedures, the Audit Committee is responsible to:

(i)

review the appropriateness and effectiveness of our policies and business practices which impact on our financial integrity, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(ii)

review compliance under our business conduct and ethics policies and to periodically review these policies and recommend to the board changes which the Audit Committee may deem appropriate; and

(iii)

review any unresolved issues between management and the external auditors that could affect our financial reporting or internal controls; and

(iv)

periodically review our financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

The Compensation Committee

The Compensation Committee consists of two directors, Mr. McLean and Mr. Smee, both of whom are considered independent and unrelated. The role of the Compensation Committee is primarily to administer our Stock Option Plan and to determine the remuneration of executive officers.

Employees

At August 31, 2006, we had 40 full time employees and 1 part time employee.  In comparison, we had 16 full time employees and 14 part time employees at August 31, 2005 and 13 full time employees and 2 part time employees at August 31, 2004.

Share Ownership

With respect to the persons listed in “Compensation,” above who are current directors, officers or employees of our company, the following table discloses the number of and percent of the shares of Common Stock outstanding held by those persons, as of November 17, 2006.  The Common Stock possesses identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class (3)
R. Michael Jones Chairman, President, CEO and Director	1,460,772 (4)	2.6%
Frank R. Hallam CFO and Director	601,614	1.1%
Barry Smee Secretary and Director	48,500	<1.0%
Iain McLean Director	140,339	<1.0%
Eric Carlson Director	60,800 (5)	<1.0%
John Gould Managing Director, PTM-RSA	32,000	<1.0%

Notes:

(1)

Includes beneficial, direct and indirect shareholdings.

(2)

Does not include stock options and other rights to purchase or acquire shares.

(3)

There are 56,206,247 shares of Common Stock issued and outstanding as of the date of this Form 20-F Annual Report.

(4)

Of these shares, 956,000 shares are held by 599143 B.C. Ltd., a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife.

(5)

Of these shares, 33,800 shares are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.

The following table discloses the incentive stock options outstanding to the aforementioned persons as of November 17, 2006:

Name of Person(s)	Date of Grant or Issuance	# of Shares of Common Stock Subject to Issuance	Exercise Price Per Share	Expiry Date
R. Michael Jones Chairman, President, CEO and Director	March 6, 2002	120,000	$0.35	March 6, 2007
	Feb 22, 2005	250,000	$1.00	Feb 22, 2010
Frank R. Hallam CFO and Director	March 6, 2002	42,000	$0.35	March 6, 2007
	Sept. 17, 2003	57,000	$0.70	Sept. 17, 2008
	Feb 22, 2005	226,000	$1.00	Feb 22, 2010
Barry Smee Secretary and Director	March 6, 2002	60,000	$0.35	March 6, 2007
	Feb 22, 2005	125,000	$1.00	Feb 22, 2010
Iain McLean Director	March 6, 2002	60,000	$0.35	March 6, 2007
	Feb 22, 2005	125,000	$1.00	Feb 22, 2010
Eric Carlson Director	Feb 22, 2005	175,000	$1.00	Feb 22, 2010
John Gould Managing Director, PTM-RSA	June 27, 2003	150,000	$0.50	June 27, 2008
	Sept. 17, 2003	75,000	$0.70	Sept. 17, 2008
	Feb 22, 2005	100,000	$1.00	Feb 22, 2010

We do not have a share purchase plan or dividend reinvestment plan; however we do have a stock option plan pursuant to which our company will, from time to time, grant individual stock options to our directors, officers, employees and consultants.

We implemented the stock option plan (the “Plan”) on January 14, 2003.  On January 10, 2006, our stockholders approved an amendment to the Plan increasing the maximum number of shares issuable pursuant to the Plan to 4,500,000 shares of Common Stock.  The Plan is administered by the board of directors or such committee of the board as may be designated by the board (the “Committee”). Options may be granted pursuant to the Plan to our directors, officers, employees and consultants to purchase shares of Common Stock on such terms that the board or the Committee may determine, subject to the limitations of the plan and the rules of applicable regulatory authorities. The exercise price for options granted under the Plan may not be less than the closing price of the Common Stock on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used), in each case less up to the maximum discount permitted by the TSX.  Options under the Plan are non-assignable and are exercisable for a period of up to ten years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to our company or death.

The following table discloses the share purchase warrants outstanding to the aforementioned persons as of November 17, 2006:

Name of Person(s)	Date of Grant or Issuance	# of Shares of Common Stock Subject to Issuance	Exercise Price Per Share	Expiry Date
Frank R. Hallam CFO and Director	Oct. 13, 2005	39,600	$1.75	April 13, 2007

Item 7 – Major Shareholders and Related Party Transactions

Major Shareholders

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

We do not know of any arrangements, the operation of which may at a subsequent date result in a change in control of our company.

The following table discloses the significant changes in the percentage ownership held by any major stockholders during the past three years.

Identity of Person or Group	Date	Shares of Common Stock Owned	Percent of Class (1)
Geologic Resource Partners LLC (2) 535 Boylston Street Boston, MA, USA	November 2006 February 2006 February 2005 February 2004	6,262,800 3,876,200 Nil Nil	11.1% 8.5% 0.0% 0.0%
Prudent Bear Funds, Inc. (3) (4) Suite 300, 8140 Walnut Hill Lane Dallas, Texas, USA 75231	November 2006 February 2006 February 2005 February 2004	N/A N/A 106,750 1,853,750	N/A N/A <1.0% 5.7%
GM Mining Services Ltd. (5) P.O. Box 901 Road Town, Tortola, BVI	November 2006 February 2006 February 2005 February 2004	N/A N/A 3,600,000 2,400,000	N/A N/A 9.5% 7.5%

Notes:

(1)

Shares outstanding at:

November 2006 – 56,206,247 shares of Common Stock

February 2006 – 45,458,527 shares of Common Stock

February 2005 - 37,910,964 shares of Common Stock

February 2004 - 32,116,208 shares of Common Stock

(2)

Geologic Resource Partners LLC is an institutional money manager.

(3)

Prudent Bear Funds, Inc. is a mutual fund.  David W. Tice & Associates, LLC is the investment adviser to Prudent Bear Funds, Inc.

(4)

Not including 100,000 shares of Common Stock held by David W. Tice & Associates, LLC.

(5)

GM Mining Services Ltd. is beneficially owned by African Minerals Ltd. of Whitehorse, Yukon Territory, Canada.

Except as disclosed in the table above, we are not aware of any other person or group who owns more than 5% of the issued and outstanding shares of Common Stock as at November 17, 2006.

Holders of Record in the United States

Based on our knowledge, after reasonable inquiry as of November 24, 2006, the most recent practicable date for conducting such search in the light of the time required for responses, the total number of shares of Common Stock held of record by 73 residents in the United States is 21,428,907 shares of Common Stock representing approximately 38.13% of the 56,206,247 shares of Common Stock then issued and outstanding.  The foregoing is comprised of the following:

1.

According to the records of our registrar and transfer agent, Pacific Corporate Trust Company, there are 9,811,969 shares of Common Stock held of record by 18 residents of the United States, one of which is Cede & Co. with a total of 6,063,641 shares of Common Stock.

2.

We have ascertained that there are 6,425,068 shares of Common Stock held by one resident of the United States through CDS & Co. in Canada.

3.

Our search conducted, through Cede & Co. in the United States, revealed there are 55 holders of record resident in the United States owning 11,255,511 shares of Common Stock (CDS held a deficit of 6,425,068 shares of Common Stock).

We are required to file annual reports on Form 20-F and periodic reports on Form 6-K.  As a foreign private issuer, we are not subject to the reporting obligations of Exchange Act Section 14's proxy rules or Section 16's insider short-swing profit rules.

Related Party Transactions

Certain of ours directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of British Columbia, our directors are required to act honestly, in good faith and in the best interests of our company.  In determining whether or not our company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time.

Management believes that the transactions referenced below were on terms at least as favorable to us as we could have obtained from unaffiliated parties.

Other than disclosed elsewhere in this Annual Report, none of the directors, senior officers, principal stockholders named in “Item 7 – Major Shareholders and Related Party Transactions”, or any relative or spouse of the foregoing, have had an interest, direct or indirect, in any transaction, during the current financial year ending August 31, 2006, or in any proposed transaction which has materially affected or will materially affect our company or any of our subsidiaries except for the following:

1.

R. Michael Jones, our Chairman, President, Chief Executive Officer and director managed the day-to-day operations of our company.  During Fiscal 2006, Mr. Jones was paid and/or accrued $145,980 and a bonus of $50,000 for consulting services rendered pursuant to the terms of a consulting agreement.  See “Item 6 – Directors, Senior Management and Employees”.

2.

Frank R. Hallam is employed as our Chief Financial Officer.  During Fiscal 2006, Mr. Hallam received salary payments totaling $123,750 and a bonus of $30,000 pursuant to the terms of an employment agreement.  See “Item 6 – Directors, Senior Management and Employees”.

3.

Barry Smee, our Secretary and director provided geological consulting services.  During Fiscal 2006, Mr. Smee was paid and/or accrued $4,980 for consulting services rendered.  Mr. Smee did not have an agreement but was paid upon the rendering of services and receipt of expense reports and/or invoices.  See “Item 6 – Directors, Senior Management and Employees”.

4.

John Gould, the Managing Director of PTM-RSA provided management and consulting services.  During Fiscal 2006, Mr. Gould was paid and/or accrued $132,350 for management and consulting services rendered.  Mr. Gould was paid pursuant to terms agreed to in 2003.  See “Item 6 – Directors, Senior Management and Employees”.

5.

Pursuant to a term sheet dated April 21, 2003, as amended August 12, 2003, we entered into a service agreement with MAG Silver Corp. (“MAG”) to provide office space and administrative support services to MAG at a cost of $12,000 per month plus expenses.  MAG is related to our company by way of common directors and officers: R. Michael Jones, our Chairman, President, Chief Executive Officer and director; Frank Hallam, our Chief Financial Officer and director; and Eric Carlson, director.  During Fiscal 2006, we received $135,340 from MAG pursuant to this arrangement.

6.

We entered into a Sublease Agreement with Anthem Works Ltd. dated August 5, 2004 for the rental of our office premises at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 1T2.  We began occupying this facility on October 1, 2004 on a three-year lease and the current annual obligation is approximately $62,328.  Anthem Works Ltd. is related by a director in common, Eric Carlson.

7.

During Fiscal 2006, we received $27,300 for services during the year from West Timmins Mining Inc. (“WTM”) and at August 31, 2006, accounts payable included $15,349 due from WTM.  WTM is related by way of common directors and officers:  R. Michael Jones, our Chairman, President, CEO and director; Frank Hallam, our Chief Financial Officer and director; and Eric Carlson, director.

No director, senior officer, relative or associate of such persons was indebted to us during Fiscal 2006 other than for travel expense advances in the normal course of business.

Interests of Experts and Counsel

Not applicable.

Item 8 – Financial Information

Consolidated Financial Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 17 hereof and filed as part of this Annual Report.  These financial statements include our consolidated balance sheets as at August 31, 2006 and 2005 and our statements of operations and cash flows for the three years ended August 31, 2006.

These financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to our company, are set forth in Note 15 to the accompanying consolidated financial statements.

Legal Proceedings

There are no pending or material proceedings to which our company is or is likely to be a party or of which any of our properties is or is likely to be the subject.

Dividend Policy

We have not declared any dividends and we not anticipate doing so in the foreseeable future.  Our present policy is to retain future earnings for use in our operations and the expansion of our business.

Significant Changes

Since August 31, 2006, the following significant changes have occurred:

1.

2,515,069 shares of Common Stock were issued pursuant to the exercise of 2,433,194 warrants at a price of $1.50 per share, 50,000 stock options at a price of $1.10 per share and 31,875 stock options at a price of $1.00 per share for aggregate proceeds of $3,736,665.

Item 9 – The Offer and Listing

Offer and Listings Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the shares of Common Stock on the TSX or TSX-V, as applicable, and on the NASD OTC Bulletin Board Service for each full quarterly period within the two most recent fiscal years ended August 31, 2006:

PERIOD	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2006
Fourth Quarter	$1.95	$1.50	$1.85	$1.25
Third Quarter	$2.18	$1.52	$1.95	$1.32
Second Quarter	$1.60	$1.27	$1.40	$1.05
First Quarter	$1.70	$1.15	$1.63	$0.98
2005
Fourth Quarter (1)	$1.32	$0.80	$1.14	$0.613
Third Quarter	$1.26	$0.74	$1.05	$0.60
Second Quarter	$1.15	$0.90	$0.99	$0.746
First Quarter	$1.24	$0.83	$1.00	$0.70

Notes:

(1)

The shares of Common Stock were delisted from the TSX-V and commenced trading on the TSX on June 8, 2005.

The following table sets forth the high and low market prices of the shares of Common Stock for the five most recent fiscal years ended August 31, 2006:

YEARS ENDING AUG. 31	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
2006 (1)	$2.18	$1.15	$1.95	$0.98
2005	$1.32	$0.74	$1.14	$0.60
2004	$1.95	$0.80	$1.48	$0.43
2003	$1.04	$0.25	$0.59	$0.21
2002 (2)	$0.98	$0.21	$0.62	$0.13

Notes:

(1)

The shares of Common Stock were delisted from the TSX-V and commenced trading on the TSX on June 8, 2005.

(2)

The shares of Common Stock commenced trading on the NASD OTC Bulletin Board Service on February 19, 2002.

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX HIGH CDN $	TSX LOW CDN $	OTC-BB HIGH USD $	OTC-BB LOW USD $
October 2006	$1.98	$1.51	$1.75	$1.26
September 2006	$1.90	$1.59	$1.68	$1.41
August 2006	$1.85	$1.55	$1.68	$1.376
July 2006	$1.95	$1.50	$1.69	$1.251
June 2006	$1.95	$1.50	$1.85	$1.25
May 2006	$2.18	$1.73	$1.95	$1.52

The closing price of our Common Stock on November 17, 2006 was $2.00 on the TSX and US $1.75 on the NASD OTC Bulletin Board Service.

There have been no trading suspensions in the prior three years.

Plan of Distribution

Not applicable.

Markets

Our Common Stock trades on the TSX under the symbol “PTM” and on the NASD OTC Bulletin Board Service under the symbol “PTMQF”.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10 – Additional Information

Share Capital

Our authorized capital consists of an unlimited number of shares of Common Stock without par value, of which 56,206,247 shares of Common Stock were issued and outstanding as at November 17, 2006.  All of the issued shares of Common Stock are fully paid.  Our company does not own any shares of Common Stock.

The stockholders are entitled to one vote for each share on all matters to be voted on by the stockholders.  Each share of Common Stock is equal to every other share of Common Stock and all shares participate equally on liquidation, dissolution or winding up of our company, whether voluntary or involuntary, or any other distribution of our assets among our stockholders for the purpose of winding up our affairs after we have paid out our liabilities.  The stockholders are entitled to vote for each share held and are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of our company upon dissolution.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.  Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) (the “BCA”).

Memorandum and Articles of Association

Objects and Purposes

Our Articles do not prescribe any extraordinary limits on the businesses or purposes of our company.

Directors

Part 17 of our Articles deals with the directors’ involvement in transactions in which they have an interest. Article 17.2 provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Pursuant to the BCA, a director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as a director of our company.

Part 8 of our Articles deals with borrowing powers. Our company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Our Articles do not specify a retirement age for directors.

Directors are not required to own any Common Stock.

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

Rights, Preference and Restrictions

All of the authorized shares of Common Stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of our company, whether voluntary or involuntary, or any other distribution of our assets among our stockholders for the purpose of winding up our affairs after we have paid out our liabilities.  The issued shares of Common Stock are not subject to call or assessment rights or any pre-emptive or conversion rights.  The stockholders are entitled to one vote for each share on all matters to be voted on by the stockholders.  There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

The rights of stockholders may be altered only with the approval of the holders of 2/3 or more of the Common Stock voted at a meeting of our stockholders called and held in accordance with applicable law.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings are called and scheduled upon decision by the board of directors. Pursuant to the BCA, we are required to hold an annual meeting in each year, not more than 15 months after the date of the most recent annual meeting.

The directors may convene an extraordinary general meeting of our stockholders. All meetings of the stockholders may be attended by registered stockholders or persons who hold powers of attorney or proxies given to them by registered stockholders.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of our company.

Change in Control

There are no provisions in our Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of our company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving our company or any of our subsidiaries.

Ownership Threshold

There are no provisions in our Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that stockholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued Common Stock. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by our Articles governing changes in the capital where such conditions are more stringent than is required by the law of British Columbia.

Material Contracts

The following material contracts have been entered into by our company within the past two years, copies of which may be inspected between the hours of 10:00 am and 5:00 p.m. at our head office located at Suite 328 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

(a)

We entered into a consulting agreement dated April 1, 2005 with R. Michael Jones, our President, Chief Executive Officer and a director pursuant to which Mr. Jones is paid a fee of $545 per day to manage our day-to-day operations for an indefinite term.  This arrangement was amended effective August 1, 2006 as further described below.  See “Item 7 – Major Shareholders and Related Party Transactions”.

(b)

We entered into an employment agreement dated April 1, 2005 with Frank Hallam, our Chief Financial Officer and a director pursuant to which Mr. Hallam is paid a salary of $10,150 per month to manage our day-to-day financial operations for an indefinite term.  This arrangement was amended effective August 1, 2006 as further described below.  See “Item 7 – Major Shareholders and Related Party Transactions”.

(c)

We entered into a consulting agreement dated August 1, 2006 with R. Michael Jones, our President, Chief Executive Officer and director pursuant to which Mr. Jones is paid a fee of $645 per day to manage our day-to-day operations for an indefinite term.  See “Item 7 – Major Shareholders and Related Party Transactions”.

(d)

We entered into an employment agreement dated August 1, 2006 with Frank Hallam, our Chief Financial Officer and director pursuant to which Mr. Hallam is paid a salary of $12,100 per month to manage our day-to-day financial operations for an indefinite term.  See “Item 7 – Major Shareholders and Related Party Transactions”.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident stockholders.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the stockholder is a corporation owning at least 10% of the outstanding shares of Common Stock) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Taxation”.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the shares of Common Stock under the laws of Canada or the Province of British Columbia or in our charter documents.

The following describes those provisions of the Act pertinent to an investment in our company by a person who is not a Canadian resident (a “non-Canadian”).

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

Taxation

Canadian Federal Income Tax Consequences

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of shares of Common Stock who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock in connection with carrying on a business in Canada and has not acquired the common shares in one or more transactions considered to be an adventure in the nature of trade (a “non-resident holder”).  Accordingly, stockholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

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

Dividends

Under the ITA, dividends paid or deemed to have been paid by a corporation resident in Canada to a non-resident holder will generally be subject to withholding tax at a rate of 25%.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is also a company that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.  However, if the U.S. resident stockholder is an LLC, the withholding rate is 25%.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  Currently, regulations specify that one-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a stockholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the stockholder in the three previous or any subsequent year, subject to certain restrictions.

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  We are a public corporation for purposes of the ITA and our Common Stock is on a prescribed stock exchange. A share of Common Stock will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of our company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his shares of Common Stock treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the shares of Common Stock, subject to the relieving provisions of the Treaty described below.  The shares of Common Stock may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain “rollover” transactions.  This would include transactions under Sections 86 and 87 of the ITA, which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of shares of Common Stock that constitute taxable Canadian property, the Treaty relieves the non-resident stockholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources. It is a question of fact as to whether the value of the shares of Common Stock results principally from real property in Canada.  Although a tax opinion on this matter has not been obtained, given the nature of our business and stage of development, we have concluded that the value of our shares would likely fall into this category;

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time; or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the stockholder has or had in Canada within the 12 months preceding the disposition.

This Treaty relief is not available if the stockholder is an LLC.

Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where a non-resident of Canada disposes of Common Share that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.

United States Federal Income Tax Consequences

The following is a discussion of all material United States Federal income tax consequences, under current law, that may be applicable to a U.S. Holder (as defined below) of shares of Common Stock.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Canadian Federal Income Tax Consequences” above.)

The following general discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

Under current U.S. Treasury Regulations, reporting requirements may apply with respect to the payment of dividends to U.S. Holders of Common Stock.  Specifically, non-corporate holders or holders not exempt from reporting requirements may be subject to backup withholding at a 28% rate (for 2005 and 2006) with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor by furnishing a duly completed and signed Form W-9 in the required manner; and (2) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of shares of Common Stock who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, including but not limited to persons who have a “functional currency” other than the U.S. dollar, persons who are partners or owners of partnerships or other pass-through entities, tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of Common Stock are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares of Common Stock and thereafter as gain from the sale or exchange of the shares of Common Stock.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from a foreign corporation (other than a PFIC) if such U.S. Holder owns shares representing at least 10% of our voting power and value.  The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.  A U.S. Holder that is taxed under Section 1 of the Code may be entitled to certain preferential tax treatment on dividends received from a “Qualified Foreign Corporation” that is not a PFIC. Our directors believe that our company is a PFIC and therefore dividends from our company would not qualify for these benefits.  See PFIC discussion below.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of Common Stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective stockholders should consult their own tax advisors regarding their individual circumstances.

Disposition of shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of Common Stock equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the shares of Common Stock.  This gain or loss will be capital gain or loss if the shares of Common Stock are a capital asset in the hands of the U.S. Holder unless our company was to become a controlled foreign corporation.  For the effect on our company of becoming a controlled corporation, see “Controlled Foreign Corporation Status” below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of Common Stock:

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation under one of three alternative tax regimes as discussed below.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is not publicly traded and either is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  We believe that our company is a PFIC.

QEF Election

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat our company as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his shares of Common Stock (or deemed to be realized on the pledge of his shares of Common Stock) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, our company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if our company is a controlled foreign corporation (“CFC”), the Holder's pro rata share of the corporation's earnings and profits. (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if our company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

Section 1291 Rules

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his shares of Common Stock and (ii) certain “excess distributions”.

A Non-electing U.S. Holder would be required to pro-rate all gains realized on the disposition of his shares of Common Stock and all excess distributions over the entire holding period for the shares of Common Stock.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of our company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If our company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds shares of Common Stock, then we will continue to be treated as a PFIC with respect to such shares of Common Stock, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such shares of Common Stock had been sold on the last day of the last taxable year for which it was a PFIC.

Under proposed regulations, dispositions of PFIC stock would include gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which our company is a PFIC and the U.S. Holder holds shares of Common Stock) (a “Non-Pedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of Common Stock should consult their own tax advisors concerning PFIC rules and the impact of these rules on their investment in our company.

Mark-to-Market Election for PFIC Stock

Under Section 1296 of the Code, a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income.  The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year.  However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.”

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

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the Common Stock is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of our company and our earnings invested in “U.S. property” (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of Common Stock by such a 10% U.S. Holder of our company at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above).  The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC rules continue to apply.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

The material contracts listed herein may be inspected between the hours of 10:00 a.m. and 5:00 p.m. at our head office located at Suite 328 – 550 Burrard Street, Vancouver, British Columbia, Canada.

Subsidiary Information

We have one wholly owned subsidiary incorporated under the laws of the Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited (“PTM-RSA”).  The registered and records office of PTM-RSA is located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, South Africa.  The principal business address of PTM-RSA is Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

(a)

Transaction Risk and Currency Risk Management

Our operations do not employ financial instruments or derivatives which are market sensitive and therefore we are not subject to the financial market risks associated with such instruments and derivatives.

(b)

Exchange Rate Sensitivity

In the normal course of our business, we enter into transactions for the purchase of supplies and services denominated in South African Rand. In addition, we have cash and certain liabilities denominated in South African Rand. As a result, we are subject to foreign exchange risk from fluctuations in foreign exchange rates.

(c)

Exchange Controls

We operate in South Africa, and like other foreign entities operating there, we are subject to currency Exchange Controls administered by the South African Reserve Bank, the country's central bank. A significant portion of the funding structure for our South African operations consists of advancing loans to our South Africa incorporated subsidiaries.  It is possible that we may not be able to acceptably repatriate such funds once our subsidiaries are able to repay the loans or repatriate other funds, such as operating profits, should any develop.

(d)

Interest Rate Risk

We are equity financed and do not have any debt which is subject to interest rate change risks.

(e)

Commodity Price Risk

While the value of our resource properties can always be said to relate to the price of platinum group metals and the outlook for same, we do not have any operating mines and hence do not have any hedging or other commodity based risks respecting our operations.

Item 12 – Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13 – Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Part III

Item 15 – Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2006, being the date of our most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in our periodic Securities and Exchange Commission filings. There have been no changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date our Chief Executive Officer and the Chief Financial Officer carried out their evaluation.

Disclosure controls and procedures are designed to ensure that information required to be disclosed our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended August 31, 2006, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

Item 16A – Audit Committee Financial Expert

The board of directors has determined that are two financial experts on our Audit Committee:  Iain McLean, director and Eric Carlson, director.  Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England).  In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private high technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995.  Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Item 16B – Code of Ethics

We have a Code of Business Conduct (the “Code”) that applies to our Chief Executive Officer and Chief Financial Officer that includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on our website.  Any waiver of any provision of the Code granted to a senior officer may only be granted by the full board of directors or our Audit Committee.  If a waiver is granted, information concerning the waiver will be posted on our website www.platinumgroupmetals.net for a period of twelve months.  A copy of the Code of Ethics may also be obtained from our Secretary at no charge upon request.

Item 16C – Principal Accountant Fees and Services

The aggregate fees billed by our external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2006	$90,000	$13,801	$3,000	$Nil
2005	$95,848	$21,279	$2,227	$ Nil

Notes:

(1)

The aggregate audit fees billed or accrued at November 24, 2006.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading “Audit Fees”.

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

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of our company or any “affiliated purchaser” of equity securities.

Part IV

Item 17 – Financial Statements

See the consolidated financial statements and exhibits listed in Item 19 hereof and filed as part of this Annual Report.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada.  Differences between accounting principles generally accepted in Canada and in the United States, as applicable to our company, are set forth in Note 15 to the accompanying consolidated financial statements.

Item 18 – Financial Statements

Not applicable.

Item 19 – Exhibits

(a)

Financial Statements

1.

The audited consolidated financial statements which include our consolidated balance sheets as at August 31, 2006 and 2005 and statements of operations and cash flows for the years ended August 31, 2006, 2005 and 2004 with the notes thereto.

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

3.

Voting Trust Agreements:  Not Applicable

4.

Material Contracts Entered Into Not Two Years Before the Filing Date:

4.1

Sublease Agreement with Anthem Works Ltd. dated August 5, 2004 for the rental of our office premises at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 1T2.  See “Item 7 – Major Shareholders and Related Party Transactions”.

-- Incorporated by Reference to Form 20-F 2004 Annual Report –

4.2

Consulting agreement dated April 1, 2005 with R. Michael Jones, our President, Chief Executive Officer and a director pursuant to which Mr. Jones was paid a fee of $545 per day to manage our day-to-day operations for an indefinite term.  This arrangement was amended effective August 1, 2006 as further described below.  See “Item 7 – Major Shareholders and Related Party Transactions”.

-- Incorporated by Reference to Form 20-F 2005 Annual Report –

4.3

Employment agreement dated April 1, 2005 with Frank Hallam, our Chief Financial Officer and a director pursuant to which Mr. Hallam was paid a salary of $10,150 per month to manage our day-to-day financial operations for an indefinite term.  This arrangement was amended effective August 1, 2006 as further described below.  See “Item 7 – Major Shareholders and Related Party Transactions”.

-- Incorporated by Reference to Form 20-F 2005 Annual Report –

4.4

Consulting agreement dated August 1, 2006 with R. Michael Jones, our President, Chief Executive Officer and director pursuant to which Mr. Jones is paid a fee of $645 per day to manage our day-to-day operations for an indefinite term.  See “Item 7 – Major Shareholders and Related Party Transactions”.

4.5

Employment agreement dated August 1, 2006 with Frank Hallam, our Chief Financial Officer and director pursuant to which Mr. Hallam is paid a salary of $12,100 per month to manage our day-to-day financial operations for an indefinite term.  See “Item 7 – Major Shareholders and Related Party Transactions”.

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

PLATINUM GROUP METALS LTD.
(Registrant)
November 29, 2006	/s/ R. Michael Jones
Date	R. Michael Jones, President, CEO and Director

CERTIFICATION

I, R. Michael Jones, certify that:

1.

I have reviewed this annual report on Form 20-F of Platinum Group Metals Ltd. (the “Company”);

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

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date:  November 29, 2006

/s/ R. Michael Jones

_______________________
R. Michael Jones

Chairman, President and Chief Executive Officer

(Principal Executive Officer)

CERTIFICATION

I, Frank Hallam, certify that:

1.

I have reviewed this annual report on Form 20-F of Platinum Group Metals Ltd. (the “Company”);

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

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date:  November 29, 2006

/s/ Frank Hallam

_______________________
Frank Hallam

Chief Financial Officer and Director

(Principal Financial Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Platinum Group Metals Ltd. (the “Company”) on Form 20-F for the fiscal year ended August 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, R. Michael Jones, Chairman, President and Chief Executive Officer and Frank R. Hallam, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  November 29, 2006

/s/ R. Michael Jones

_______________________
R. Michael Jones

Chairman, President and Chief Executive Officer

(Principal Executive Officer)

/s/ Frank R. Hallam

_______________________
Frank R. Hallam

Chief Financial Officer

(Principal Financial Officer)