Form 20-F/A
period 2006-08-31
PLATINUM GROUP METALS LTD
filed 2007-05-22
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

2006 ANNUAL REPORT

(AMENDMENT NO. 1)

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

12

Capitalization and Indebtedness

14

Reasons for the Offer and Use of Proceeds

14

Risk Factors

14

Item 4 – Information on the Company

21

Business Overview

21

Organizational Structure

22

Property, Plants and Equipment

22

PROPERTY DESCRIPTION, LOCATION AND ACQUISITION

22

Item 5 – Operating and Financial Review and Prospects

39

Critical Accounting Policies

39

Overview

41

Operating Results

41

Liquidity and Capital Resources

44

Research and Development, Patents and Licences, etc.

44

Trend Information

44

Off-Balance Sheet Arrangements

45

Tabular Disclosure of Contractual Obligations

45

Item 6 – Directors, Senior Management and Employees

45

Directors and Senior Management

45

Compensation

48

Board Practices

49

Board Committees

46

Audit Committee

46

Compensation Committee

49

Employees

52

Share Ownership

52

Item 7 – Major Shareholders and Related Party Transactions

54

Major Shareholders

54

Related Party Transactions

54

Interests of Experts and Counsel

56

Item 8 – Financial Information

56

Consolidated Financial Statements and Other Financial Information

56

Legal Proceedings

56

Dividend Policy

56

Significant Changes

56

Item 9 – The Offer and Listing

57

Offer and Listings Details

57

Trading History

57

Plan of Distribution

58

Markets

58

Selling Shareholders

58

Dilution

58

Expenses of the Issue

58

Item 10 – Additional Information

58

Share Capital

58

Memorandum and Articles of Association

58

Material Contracts

60

Exchange Controls

61

Taxation

62

Dividends and Paying Agents

68

Statement by Experts

68

Documents on Display

68

Subsidiary Information

68

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

69

Item 12 – Description of Securities Other than Equity Securities

69

Item 13 – Defaults, Dividend Arrearages and Delinquencies

69

Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

69

Item 15 – Controls and Procedures

70

Item 16A – Audit Committee Financial Expert

70

Item 16B – Code of Ethics

70

Item 16C – Principal Accountant Fees and Services

71

Item 16D – Exemptions from the Listing Standards for Audit Committees

71

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

71

Item 17 – Financial Statements

71

Item 18 – Financial Statements

71

Item 19 – Exhibits

72

Signature Page

74

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

SAMREC Code

The South African Mineral Resource Committee (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy has developed a code for the reporting of Mineral Reserves and Resources (the “SAMREC Code”).  The SAMREC Code contains definitions and standards comparable to definitions and standards which are recognized by NI 43-101.

A ‘Mineral Resource’ is a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, or estimated from specific geological evidence, sampling and knowledge interpreted from an appropriately constrained and portrayed geological model. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and sampling and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.  An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.  An Indicated Mineral Resource has sufficient confidence for global mine design, mine planning, and/or economic studies.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.  A Measured Mineral Resource has sufficient confidence for mine design, mine planning, production planning, and/or detailed economic studies.

The Canadian Securities Administrators have added the SAMREC Code as an acceptable foreign code for reporting of mineral reserves and mineral resources.  As a result issuers incorporated in Canada but with properties outside of Canada would also be able to report on mineral reserve and mineral resource categories as set out in NI 43-101 under SAMREC Code.  The definition of a mineral reserve or a mineral resource under CIM standards or SAMREC Code are identical in effect, and hence no reconciliation is required for such instances where SAMREC Code has been properly applied.

Glossary

Except as otherwise identified, the following terms, when used herein, shall have the following meanings:

“2PGE plus gold” refers to platinum and palladium plus gold. These elements are assayed for separately but commonly occur together in the same mineralization in the South African context.

“3 PGE plus gold” refers to platinum, palladium, rhodium and gold. These elements are assayed for separately but commonly occur together in the same mineralization in the South African context and are commonly quoted as a basket for the overall grade assessment.

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

“ZAR” or “R” are both used is an abbreviation for South African Rand.

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

“Au” refers to gold.

“BIC” is an abbreviation for the Bushveld Igneous Complex in South Africa, the source of most of the world’s platinum and is a significant producer of palladium and other platinum group metals (PGM’s) as well as chrome. A layered suite of rocks that was once molten.

“cm” is an abbreviation for centimetres.

“Cu” refers to copper.

“critical zone” a zone of geology known to contain mineralized layers.

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

“pegmatoidal” coarse grained when cooled from molten.

“Pd” refers to palladium.

“PGE” refers to mineralization containing platinum group elements, ie. platinum and palladium.

“PGM” refers to platinum group metals, ie. platinum and palladium.

“Pt” refers to platinum.

“Prill split” -  provides the breakdown of the estimated amounts of each of the platinum group elements (primarily platinum, palladium, rhodium and gold) that occur together in the mineralized reefs of layers”

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

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

“transvaal” layer below the Bushveld Complex, sedimentary rocks

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

All of our properties are in the exploration stage and no known reserves have been discovered on such properties. At this stage, favourable drilling results, estimates and studies are subject to a number of risks, including:

-

the limited amount of drilling and testing completed to date;

-

the preliminary nature of any operating and capital cost estimates;

-

the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries; and

-

the likelihood of cost estimates increasing in the future.

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

The access to the WBJV Project is by tar road. Water for exploration is supplied locally by well site and from the regional water utility and power is supplied from the regional electric utility company via an existing grid. These facilities will need to be upgraded for potential mine operations.

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

Historical Reserves and Resources

In 2004, Anglo Platinum published an estimate of historical resources on the property.  Since early 2005, we have undertaken additional work in order to verify and expand the resource estimate.  We announced an initial resource estimate by our own independent Qualified Person, Mr. Charles Muller, on March 7, 2005.  Later updates to our resource estimates were released on August 12, 2005, December 12, 2005, March 2, 2006 and finally on September 21, 2006, in each case as estimated by Charles Muller, our independent Qualified Person.  The summary details of these historical resources are shown in the table below in chronological order.  Note that the resources in the table below are not additive.  In each successive instance, by date, the resource categories and the total resources are merely being updated and increased incrementally from that shown for the previous date.  The grade for these resources is reported in an aggregate 4E value (four elements being platinum, palladium, rhodium and gold);

Date of Release	Reef	Category	Million Tonnes	Grade (4E) in Grams/Tonne
March 7, 2005	Merensky	Inferred	15.41	7.92
	UG2	Inferred	10.05	2.52
August 12, 2005	Merensky	Inferred	14.40	9.55
	UG2	Inferred	2.21	4.32
December 12, 2005	Merensky	Indicated	3.68	7.33
	UG2	Indicated	3.24	4.25
	Merensky	Inferred	13.592	6.88
	UG2	Inferred	6.688	4.15

March 2, 2006	Merensky	Indicated	5.823	6.90
	UG2	Indicated	14.63	2.72
	Merensky	Inferred	18.50	6.18
	UG2	Inferred	12.485	3.66
September 21, 2006	Merensky	Measured	2.186	7.11
	UG2	Measured	2.266	3.35
	Merensky	Indicated	15.116	6.45
	UG2	Indicated	25.168	2.98
	Merensky	Inferred	3.259	6.56
	UG2	Inferred	11.792	3.48

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

Geological Setting and Mineralization

Exposures of the BIC located on the western limb include the stratigraphic units of the Rustenburg Layered Suite. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. There are two potentially economically viable platinum-bearing horizons in this area: (1) the Merensky Reef – occurring either as a pegmatoidal feldspathic pyroxenite, a hartzburgite, or a coarse-grained pyroxenite – and (2) the UG2 Reef as a chromite seam/s. The detailed names are provided for technical accuracy but the important issue is the recognition of the well known layering of the intrusive complex in this  region, resulting in pervasive stratigraphic units over significant distances.

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

12.

the Transvaal basement sediments.

The pervasive nature of the identified layering of the Bushveld Igneous Complex, resulting in extensive stratigraphic units, is an important part of correlation for resources on the property.  Drilling below the UG1 indicated the general absence of the basal-chilled alteration zone in contact with the Transvaal Supergroup sediments in the Project 1 area.

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

19 July 2006

Correlation and Lateral Continuity of the Reefs

The lower portion of the Main Zone could be identified and correlated with a high degree of confidence. A transgressive contact exists between the Main Zone and the hanging wall (“HW”) sequence. The HW5–1 sequence is taken as a marker horizon; it thins out significantly from northeast to southwest across and along the dip direction. Because of thinning of the Critical Zone, only the primary mineralized reefs (Merensky and UG2), the Bastard Reef, Merensky pyroxenite above the Merensky Reef, FW6 and FW12 have been positively identified. The sequence was affected by iron-replacement, especially the pyroxenites towards the western part of the property. Evidence of iron-replacement also occurs along lithological boundaries within the Main Zone and the HW5 environment of the Critical Zone and in a down-dip direction towards the deeper sections of the property.

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

Mineralization Styles and Distribution

The most pronounced PGM mineralization along the western limb of the BIC occurs within the Merensky Reef and is generally associated with a 0.1–1.2m-thick unit. The Merensky Reef is generally also associated with thin chromitite layers on either/both the top and bottom contacts. The second important mineralized unit is the UG2 chromitite layer, which is on average 0.6–2.0m thick and occurs within the project area (Elandsfontein and Frischgewaagd).

From logging and sampling information of holes on the WBJV property it is evident that the footwall mineralization of Merensky Reef below the main chromitite layer occurs.

Within the project area, the emplacement of the Merensky Reef is firstly controlled by the presence or absence of chromitite seams and secondly by footwall stratigraphic units. The Merensky Reef may be present immediately above either the FW3 or FW6 unit.

The Merensky Reef at the adjacent BRPM mining operation consists of different reef types (or facies types). Some of these facies are also recognized on WBJV project areas. The Merensky Reef in the WBJV project area has been classified as four different facies-types according to certain characteristics.

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

The resources reported herein include the upgrading to the Measured and Indicated Mineral Resource categories of a portion of the Merensky Reef and UG2 Reef mineral resources. Approximately 40% of the WBJV surface area has been investigated in drilling to date by us, the operator of the WBJV. To November 27, 2006, we completed approximately 72,000m of drilling in 160 boreholes (each with several deflections to sample additional reef intersections) and submitted approximately 20,000 samples for analysis.  These drill intercepts although extensive may not accurately estimate grade.  This resource update includes the results up to borehole WBJV120, along with previous results from Anglo Platinum. The resources are estimated by the kriging method and the Indicated Resources have drill spacing of approximately 250m or less. In keeping with best practice in resource estimation an allowance for known and anticipated geological losses is made. These account for approximately 18% of the area. The resource estimate has taken this into account.

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

The Qualified Person considers the following criteria in assessing resource categories; sampling quality assurance and control, geological confidence, number of samples in a block, geostatistical variance, distance to a sample, Kriging efficiency,  deviation from lower 90% confidence limit.

For modeling purposes, the Merensky Reef was divided into the facies types consisting of one geological domain each whereas the UG2 consists of only one facies type with different geological domains. Grade estimation was done within specific geological domains. A total of 287 borehole intersections were utilized in the resource calculation of which only 129 intersections could be used for Merensky Reef mineral resource estimation and 158 for UG2. A number of historical boreholes were originally found to not meet with the quality assurance criteria and were not used in the evaluation of the project area.

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

The Company mandates and monitors a quality control system including the insertion of blanks, standards and duplicates beyond the standards used by the laboratories. Only accredited laboratories with quality control measures and standard assay techniques are used and second independent laboratories are used to cross check results on. Technical information including geological modeling and data entry is also checked by an independent Qualified Person prior to resource modeling.

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

The original borehole and the deflection intersection values were used in there spatial postion. Borehole reef-width and PGM (3PGM + Au) grades used in the resource estimation exercises are depicted in the tables below. The available borehole data consists of previously drilled Anglo Platinum boreholes and our recent drilling. The Anglo Platinum borehole PGM values consisted of Pt, Pd, Rh and Au. Some of the drilled holes did not have Rh values and these were obtained from the existing relationship between Pt and Rh values.

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

Any estimates of metallurgical recoveries, operating and capital costs for the purposes of resource cut-off are preliminary and have significant risk. These estimates do not demonstrate economic viability. Estimates at subsequent stages including Pre-feasibility and Feasibility also contain considerable risk of a cost over-run or a failure to meet the estimates.

A selective cut of 100cmg/t (MR-FPP and UG2) and 300cmg/t (MR-CR facies) was applied to the grade tonnage tabulations for both the Merensky Reef and the UG2 in anticipation of those grade thickness estimates falling below the cut-off would not be economically viable. Clearly detailed optimisation studies need to be done in order to declare specific cut-off based on the working costs, metallurgical recoveries, metal prices, previous work done in the Preliminary Assessment Report filed on SEDAR in 12 December 2005 as well as other factors. It is however the opinion of the QP that a provisional 100cmg/t and 300cmg/t cut-off for the MR and UG2 respectively, would be fair and reasonable for the declaration of the resources in this report.

Preliminary Assessment Assumptions

Three Year Average at Nov 2006

Platinum (Pt) Price $/oz

871

948

Palladium (Pd) Price $/oz

184

247

Rhodium (Rh) Price $/oz

1930

2300

Gold (Au) Price $/oz

426

477

Currency Exchange Rate (Zar to $US)

6.55

6.518

Mining Costs in the Preliminary Assessment were estimated at 324R/tonne.

Recoveries were estimated at 87% of the PGE’s.

The mining rate and model was set at 250,000 ounces 4E PGE’s per year for the model used for consideration of cut-off. This preliminary assessment and assumptions for the purposes of reasonable cut-off does not in any way confirm economic viability. Please see the Risk Factors.

Exploration permits are held for the Company’s properties and additional permits for mining, water use, dust and other materials and work will be required for any proposed mining activity.

The pre-feasibility study will consider and outline the details and possible mitigation of several considered projects risks not yet assessed in detail, including metallurgical recoveries, smelt and refining costs, surface and mining rights, permits and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act (South Africa 2002).

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

Environmental and Regulatory

There are no known environmental issues relating to the PTM or WBJV properties.  Mining and exploration companies in South Africa operate with respect to environmental management regulations in Section 39 of the Minerals Act, 1991, as amended. Each prospecting area or mining site is subject to conditions such as:

1.

Environmental management shall conform to the Environmental Management Programme (“EMP”) as approved by the Department of Minerals and Energy (DME).

2.

 Prospecting activities shall conform to all relevant legislations, especially the National Water Act, 1998, and such other conditions as may be imposed by the director of Mineral Development.

3.

 Rehabilitation of the disturbed surface caused by prospecting activities will be rehabilitated to the standard as laid down in the EMP.

4.

 Financial provision in the form of a Rehabilitation Trust and/or Financial Guarantee.

5.

A performance assessment, monitoring and evaluation report must be submitted annually.

Prospecting Permits are issued subject to the approval of the EMP, which in turn is subject to having provided a financial guarantee.  Within the WBJV property there are eight separate licences and they are specifically listed in the manner below to cross reference to the licence specifications. The licences over the WBJV area are held as follows by the Company (PTM) and Rustenburg Platinum Mines Ltd. (RPM), a subsidiary of Anglo Platinum, as follows:

1.

Elandsfontein (PTM)

2.

Elandsfontein (RPM)

3.

Onderstepoort 4, 5 and 6 (PTM)

4.

Onderstepoort 3 and 8 (PTM)

5.

Onderstepoort 14 and 15 (PTM)

6.

Onderstepoort (RPM)

7.

Frischgewaagd (RPM)

8.

Koedoesfontein (RPM)

Applications have been made in a timely fashion for conversion of the above old order prospecting rights to new order prospecting rights under the new Mineral and Petroleum Resource Development Act (South Africa 2002). Prospecting is continuing during the conversion in progress.  Before mining activities may commence the WBJV will need to apply for a mining authorization from the Government of South Africa.

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

Based on the results of the 18 borehole drilling program completed by us in 2005, a mineral resource estimate was completed compliant with SAMREC Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and reserves in South Africa. On January 6, 2006 we filed a National Instrument 43-101 technical report on the Canadian disclosure system SEDAR (www.sedar.com) dated December 6, 2005. The title of the report is “Inferred Resource Declaration (Amended), War Springs (Oorlogsfontein 45KS), Northern Limb Platinum Property” and it is authored by independent Qualified Person Charles J. Muller,  BSc (Hons), Pr.Sc.Nat (SACNAPS 400201/04) of Global Geo Services (Pty) Ltd., Rant-En-Dal, Gauteng, Republic of South Africa. The report deals primarily with Inferred Resource estimations. The SAMREC Ore Code allows for a resource or reserve to be upgraded (or downgraded) if, amongst others, economic, legal, environmental, permitting circumstances change. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the reserve and resource classification are consistent with the Inferred, Indicated and Measured resource classification and the Probable and Proved reserve classification.

The specific data distribution and geographic layout does not allow the Inferred Resource to qualify for any upgrade to higher confidence resource categories. The total resource is therefore within the Inferred Resource category and therefore has no further subdivision or sub classifications.

Mineral Resource

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

No geological domains or facies have been delineated for the respective reefs. Each reef was treated as one geological domain. The gross metal value was used in the determination of the cut-off for the resource calculation. The theoretical cost per ton mining cost and the flow of ore parameters were estimated in this determination. The mining cost estimate used was R150/tonne with a platinum price of US$850/oz, palladium price of US$190/tonne, gold price of US$420/oz, nickel at a price of US$16500/tonne and a copper price of US$3300/tonne. The resultant cutoff gross metal value then resulted in R109.15/tonne. Although the estimates do not in any way demonstrate any economic viability of the deposit these estimations were used in the determination of the reasonable cut-off.

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

Under Canadian GAAP, we deferred all costs relating to the acquisition and exploration of our mineral properties.  Any revenues received from such properties are credited against the costs of the property.  When commercial production commences on any of our properties, any previously capitalized costs would be charged to operations using a unit-of-

production method. We regularly review deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

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

The latter will often be indicated by offers that our company or others have received for exploration rights in the same or similar geological area.  In many cases, the identified condition of impairment will result in a determination that no further exploration activity be performed and the amount of the write-down is the entire carrying value of the interest.

Under U.S. GAAP, we currently expense all costs relating to the exploration of our mineral properties.  At such time as a final bankable feasibility indicates that a property has a commercially mineable deposit, development costs for that property would be capitalized.  When commercial production commences on any such property, any previously capitalized costs would be charged to operations using a unit-of-production method.

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

-- Incorporated by Reference to Form 20-F 2006 Annual Report --

4.5

Employment agreement dated August 1, 2006 with Frank Hallam, our Chief Financial Officer and director pursuant to which Mr. Hallam is paid a salary of $12,100 per month to manage our day-to-day financial operations for an indefinite term.

-- Incorporated by Reference to Form 20-F 2006 Annual Report

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

32.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signature Page

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

PLATINUM GROUP METALS LTD.
(Registrant)
April , 2007	/s/ R. Michael Jones
Date	R. Michael Jones, President, CEO and Director

CERTIFICATION

I, R. Michael Jones, certify that:

1.

I have reviewed this amended annual report on Form 20-F/A of Platinum Group Metals Ltd. (the “Company”);

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

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

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

Date:  April    , 2007

/s/ R. Michael Jones

_______________________
R. Michael Jones

Chairman, President and Chief Executive Officer

(Principal Executive Officer)

CERTIFICATION

I, Frank Hallam, certify that:

1.

I have reviewed this amended annual report on Form 20-F/A of Platinum Group Metals Ltd. (the “Company”);

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

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

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

Date:  April    , 2007

/s/ Frank Hallam

_______________________
Frank Hallam

Chief Financial Officer and Director

(Principal Financial Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report of Platinum Group Metals Ltd. (the “Company”) on Form 20-F/A for the fiscal year ended August 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, R. Michael Jones, Chairman, President and Chief Executive Officer and Frank R. Hallam, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  April      , 2007

/s/ R. Michael Jones

_______________________
R. Michael Jones

Chairman, President and Chief Executive Officer

(Principal Executive Officer)

/s/ Frank R. Hallam

_______________________
Frank R. Hallam

Chief Financial Officer

(Principal Financial Officer)