Form 40-F
PLATINUM GROUP METALS LTD
filed 2007-11-30
CIK 1095052

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

          ☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
         ☒Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2007                                                                                                           Commission File Number 001-33562

Platinum Group Metals Ltd.
(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1099 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

Bentall Tower 5
Suite 328 - 550 Burrard Street
Vancouver, BC
Canada V6C 2B5
(604) 899-5450
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.
U.S. Bank Centre, 1420 5th Avenue, Suite 3400
Seattle, WA  98101-4010
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

  ☒Annual Information Form                                                                        ☒    Audited Annual Financial Statements

At August 31, 2007, the Registrant had outstanding 60,988,747 common shares without par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐Yes      ☒No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒Yes     ☐No

DOCUMENTS INCORPORATED BY REFERENCE

The annual information form (“AIF”) of Platinum Group Metals Ltd. (the “Registrant” or the “Company”) for the fiscal year ended August 31, 2007 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended August 31, 2007 and 2006, including the report of the auditors with respect thereto, are incorporated herein by reference.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 15 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended August 31, 2007 is incorporated herein by reference.

The management information circular of the Company for the annual general meeting of shareholders to be held on January 8, 2008 is incorporated herein by reference.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 13 to the audited consolidated financial statements of the Company included in this report.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned exploration and development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource or reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the AIF included in this report.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting” contained in the Company’s MD&A is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting” contained in the Company’s MD&A is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting” contained in the Company’s MD&A is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Directors and Officers – Audit Committee and Background” contained in the Company’s AIF is incorporated by reference herein.

INDEPENDENT ACCOUNTANTS’ FEES

The information provided under the headings “Directors and Officers – Independent Auditor’s Fees” and “Directors and Officers – Pre-Approval Policies and Procedures” contained in the Company’s AIF is incorporated by reference herein.

CODE OF ETHICS

The information provided under the heading “Directors and Officers - Code of Ethics” contained in the Company’s AIF is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided “Discussion of Operations and Financial Conditions – Off-Balance Sheet Arrangements” contained in the Company’s MD&A is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Liquidity and Capital Resources” contained in the Company’s MD&A is incorporated by reference herein.

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has concurrently filed with the Commission a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

“R. Michael Jones”

R. Michael Jones
President, Chief Executive Officer and Director

Date: November 29, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this amended annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.	Audited Consolidated Financial Statements for the years ended August 31, 2007 and 2006, including the report of the auditors with respect thereto
3.	Management’s Discussion and Analysis for the year ended August 31, 2007
4.	Information Circular
5.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
7.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Consent of PricewaterhouseCoopers LLP
10.	Consent of Deloitte & Touche LLP
11.	Consents of Charles J. Muller and Minxcon (Pty) Ltd
12.	Consents of Snowden Mining Industry Consultants, David Gray and Adam Miethke
13.	Consents of Turnberry Projects (Pty) Ltd, Gordin I Cunningham and Timothy V. Spindler
14.	Consent of Global Geo Services (Pty) Ltd