Form 40-F
PLATINUM GROUP METALS LTD
filed 2008-12-02
CIK 1095052

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2008                                                                                                           Commission File Number 001-33562

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

  Annual Information Form                                                                            Audited Annual Financial Statements

At August 31, 2008, the Registrant had outstanding 62,649,247 common shares without par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. Yes No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes No

DOCUMENTS INCORPORATED BY REFERENCE

The annual information form (“AIF”) of Platinum Group Metals Ltd. (the “Registrant” or the “Company”) for the fiscal year ended August 31, 2008 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended August 31, 2008, 2007 and 2006 including the report of the auditors with respect thereto, are incorporated herein by reference.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 14 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended August 31, 2008 is incorporated herein by reference.

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

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company incorporated by reference in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 14 to the audited consolidated financial statements of the Company incorporated by reference in this report.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned exploration and development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource or reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the AIF incorporated by reference in this report.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Directors and Officers – Audit Committee” contained in the Company’s AIF is incorporated by reference herein.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Directors and Officers – Audit Committee Composition and Background” contained in the Company’s AIF is incorporated by reference herein.  The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

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

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones
R. Michael Jones
President, Chief Executive Officer and Director

Date: December 1, 2008

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this amended annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.	Audited Consolidated Financial Statements for the years ended August 31, 2008, 2007 and 2006, including the report of the auditors with respect thereto
3.	Management’s Discussion and Analysis for the year ended August 31, 2008
4.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
5.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Consent of PricewaterhouseCoopers LLP
9.	Consent of Deloitte & Touche LLP
10.	Consent of Coffey Mining (South Africa) (Pty) Ltd.
11.	Consent of Minxcon (Pty) Ltd.
12.	Consent of Turnberry Projects (Pty) Ltd.
13.	Consent of Wardrop Engineering Inc.