Form 40-F/A
period 2008-08-31
PLATINUM GROUP METALS LTD
filed 2009-09-17
CIK 1095052

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F/A

(Amendment No. 1)

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

Bentall Tower 5

Suite 328 - 550 Burrard Street

Vancouver, BC

Canada V6C 2B5
(604) 899-5450
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.

U.S. Bank Centre, 1420 5th Avenue, Suite 3400

Seattle, WA  98101-4010

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

X  Annual Information Form

X  Audited Annual Financial Statements

At August 31, 2008, the Registrant had outstanding 62,649,247 common shares without par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐  Yes    X  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. X  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐  Yes    ☐  No

PURPOSE OF FILING THIS AMENDMENT NO. 1

Platinum Group Metals Ltd. (the “Registrant” or the “Company”) is filing this Amendment No. 1 to Form 40-F to:

•

revise clerical errors on the cover page of the Registrant’s previously filed Form 40-F;

•

restate in the body of this Form 40-F the disclosure under “Disclosure Controls and Procedures” and “Changes In Internal Control Over Financial Reporting”, although please note that the substance of the disclosure remains the same; and

•

refile the Registrant’s audited consolidated financial statements for the years ended August 31, 2008, 2007 and 2006, to include the correct report of the Company’s former auditor, Deloitte and Touche LLP due to the fact that an incorrect version of the report had been inadvertently included in the original Form 40-F.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the Annual Report on Form 40-F or reflect any events that have occurred after the Form 40-F was initially filed.

DOCUMENTS INCORPORATED BY REFERENCE

The annual information form (“AIF”) of the Registrant for the fiscal year ended August 31, 2008 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended August 31, 2008, 2007 and 2006, including the report of the auditors with respect thereto, are incorporated herein by reference.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 14 to the Company’s audited consolidated financial statements.

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

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the fiscal year ended August 31, 2008, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators and the United States Securities and Exchange Commission (SEC) under the Exchange Act, is recorded, processed, summarized and reported within the time periods required.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting” contained in the Company’s MD&A is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended August 31, 2008, there was no changes to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting

AUDIT COMMITTEE FINANCIAL EXPERT

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

PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones

R. Michael Jones

President, Chief Executive Officer and Director

Date: September 11, 2009

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this amended annual report on Form 40-F.

Exhibit	Description
1.*	Annual Information Form
2.	Audited Consolidated Financial Statements for the years ended August 31, 2008, 2007 and 2006, including the report of the auditors with respect thereto
3.*	Management’s Discussion and Analysis for the year ended August 31, 2008
4.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
5.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Consent of PricewaterhouseCoopers LLP
9.	Consent of Deloitte & Touche LLP
10.*	Consent of Coffey Mining (South Africa) (Pty) Ltd.
11.*	Consent of Minxcon (Pty) Ltd.
12.*	Consent of Turnberry Projects (Pty) Ltd.
13.*	Consent of Wardrop Engineering Inc.

* Previously filed.