Form 40-F
period 2009-08-31
PLATINUM GROUP METALS LTD
filed 2009-12-01
CIK 1095052

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

X

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2009

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

DL Services Inc.

Columbia Center, 701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

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

X  Annual Information Form

X  Audited Annual Financial Statements

At August 31, 2009, the Registrant had outstanding 92,815,667 common shares without par value.

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

The annual information form (“AIF”) of Platinum Group Metals Ltd. (the “Registrant” or the “Company”) for the fiscal year ended August 31, 2009 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended August 31, 2009, 2008 and 2007, including the report of the auditors with respect thereto, are incorporated herein by reference.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended August 31, 2009 is incorporated herein by reference.

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

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company incorporated by reference in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 16 to the audited consolidated financial statements of the Company incorporated by reference in this report.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following Table discloses the Company’s contractual obligations for mineral property acquisition payments and office and equipment leases. The Company has no long term debt or loan obligations.

Payments by period in Canadian Dollars
Contractual Obligations	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Equalization amount due Anglo Platinum[1]	$26,600,000	$26,600,000	$0	$0	$0
Purchase price due Wesizwe Platinum[1]	$58,000,000	$58,000,000	$0	$ 0	$0
Past Exploration Costs due Wesizwe Platinum[1]	$2,144,000	$2,144,000	$0	$ 0	$0
Lease Obligations	$77,865	$66,009	$11,856	$0	$0
Totals	$86,744,000	$86,810,009	$11,856	$ 0	$ 0

[1]

The requirement to pay and the due date of these items is dependent upon the effective date of the transaction announced September 2, 2008.  The effective date is expected in late 2009.  The Equalization amount is denominated in Rand and is estimated at Rand 191 million at year end.  The Wesizwe purchase amount is also denominated in Rand and is set at Rand 408 million.  The Past Exploration costs due to Wesizwe are set at US $2.0 million.    See discussions at item 2. a) "Results of Operations" and item 2. d) “Exploration Programs and Expenditures” above and discussion below in this section.

For additional information related to the Company’s contractual obligations and commitments, including certain optional property acquisition payments, see the information set forth under the heading “Liquidity and Capital Resources” contained in the Company’s MD&A.

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

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones

R. Michael Jones

President, Chief Executive Officer and Director

Date: November 30, 2009

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.	Audited Consolidated Financial Statements for the years ended August 31, 2009, 2008 and 2007, including the report of the auditors with respect thereto
3.	Management’s Discussion and Analysis for the year ended August 31, 2009
4.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
5.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Consent of PricewaterhouseCoopers LLP
9.	Consent of Minxcon (Pty) Ltd.
10.	Consent of Turnberry Projects (Pty) Ltd.
11.	Consent of Wardrop Engineering Inc.