Form 40-F
period 2010-08-31
PLATINUM GROUP METALS LTD
filed 2010-11-30
CIK 1095052

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2010

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Non

For annual reports, indicate by check mark the information filed with this form:

☐  Annual Information Form

☐  Audited Annual Financial Statements

At August 31, 2010, the Registrant had outstanding 93,964,792 common shares without par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐  Yes    ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐  Yes    ☐  No

DOCUMENTS INCORPORATED BY REFERENCE

The annual information form (“AIF”) of Platinum Group Metals Ltd. (the “Registrant” or the “Company”) for the fiscal year ended August 31, 2010 is incorporated herein by reference.

The audited consolidated financial statements of the Company as of August 31, 2010 and August 31, 2009 and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years ended August 31, 2010, including the report of the auditors with respect thereto, are incorporated herein and by reference.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 15 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended August 31, 2010 is incorporated herein by reference.

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

ATTESTATION REPORT OF THE REGISTERED ACCOUNTING FIRM

The information provided under the heading “Independent Auditor’s Report to the Shareholders of Platinum Group Metals Ltd.” contained at the beginning of the Company’s audited consolidated financial statements is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting” contained in the Company’s MD&A is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Directors and Officers – Committees of the Board of Directors – Audit Committee Composition and Background” contained in the Company’s AIF is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Directors and Officers – Committees of the Board of Directors – Independent Auditor’s Fees” and “Directors and Officers – Committees of the Board of Directors – Pre-Approval Policies and Procedures” contained in the Company’s AIF is incorporated by reference herein.

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

Payments by period in Canadian Dollars
Total		< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Optional Subscription into Maseve(1)	$58,500,000	$58,500,000	$0	$ 0	$0
Optional Acquisition Payments (War Springs & Tweespalk)(2)	$3,215,000	$3,215,000	$0	$0	$0
Surface Rights Option(3)	$16,731,000	$16,731,000
Lease Obligations	$33,873	$33,873	$ 1,694	$0	$0
Totals	$78,479,873	$78,479,873	$1,694	$ 0	$ 0

Explanatory Notes:

(1) The optional Maseve Subscription Right is denominated in Rand and is set at Rand 408.8 million (approx.  $58.50 million on November 26, 2010). See above at item “2. Discussion of Operations and Financial  Condition, a) Results of Operations” for details of the Maseve Subscription Right.

(2) The optional acquisition payments for the War Springs and Tweespalk properties are denominated in US  dollars. See item 2. d) “Exploration Programs and Expenditures” above.

(3) The optional surface right acquisition for the land overlaying the area of the planned Project 1 Platinum  Mine is set at Rand 117 million (approx. $16,731,000 on November 26, 2010).

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

Date: November 29, 2010

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.

Audited Consolidated Financial Statements as of August 31, 2010 and August 31, 2009 and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years ended August 31, 2010, including the report of the auditors with respect thereto

3.	Management’s Discussion and Analysis for the year ended August 31, 2010
4.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
5.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Consent of PricewaterhouseCoopers LLP
9.	Consent of Minxcon (Pty) Ltd.
10.	Consent of Turnberry Projects (Pty) Ltd.
11.	Consent of Wardrop Engineering Inc.
12.	News Release dated November 29, 2010