Form 40-F
period 2011-08-31
PLATINUM GROUP METALS LTD
filed 2011-11-23
CIK 1095052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[_] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2011	Commission File Number 001-33562

Platinum Group Metals Ltd.
(Exact name of registrant as specified in its charter)

British Columbia	1099	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard	(I.R.S. Employer
Incorporation or Organization)	Industrial Classification Code)	Identification No.)

Bentall Tower 5
Suite 328 - 550 Burrard Street
Vancouver, BC
Canada V6C 2B5
(604) 899-5450
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.
Columbia Center, 701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

At August 31, 2011, the Registrant had outstanding 177,584,542 common shares without par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

[_] Yes      [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes       [_] No

DOCUMENTS INCORPORATED BY REFERENCE

The annual information form (“AIF”) of Platinum Group Metals Ltd. (the “Registrant” or the “Company”) for the fiscal year ended August 31, 2011 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended August 31, 2011, 2010 and 2009, including the report of the auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended August 31, 2011 is incorporated herein by reference.

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

ATTESTATION REPORT OF THE REGISTERED ACCOUNTING FIRM

The information provided under the heading “Report of Independent Registered Public Accounting Firm to the Shareholders of Platinum Group Metals Ltd.” contained at the beginning of the Company’s audited consolidated financial statements is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting – Changes in Internal Controls over Financial Reporting” contained in the Company’s MD&A is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Directors and Officers – Committees of the Board of Directors – Audit Committee Composition and Background” contained in the Company’s AIF is incorporated by reference herein.

CODE OF ETHICS

The information provided under the heading “Directors and Officers - Code of Ethics” contained in the Company’s AIF is incorporated by reference herein

PRINCIPAL ACCOUNTANT FEES AND SERVICES

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table discloses the Company’s continual obligations for optional mineral property acquisition payments and contracted office and equipment lease obligations. Apart from a possible buy-out of the War Springs and Tweespalk projects, which optional acquisition payments are included in explanatory notes to the following table, the Company has no other property acquisition payments due to vendors under mineral property option agreements. The Company has no long term debt or loan obligations.

Payments by period in Canadian Dollars
		< 1	1 – 3	3 – 5	> 5
	Total	Year	Years	Years	Years
Payments (War Springs & Tweespalk)(1)	$72,915	$14,583	$29,166	$29,166	$-
Lease Obligations	406,238	130,790	216,313	59,135	-
Eskom–Power (2)	12,640,885	8,452,435	4,188,450	-	-
Insurance contracts	435,890	302,667	133,223	-	-
Other miscellaneous	110,338	110,338	-	-
Totals	$13,666,266	$9,010,813	$4,567,152	$88,301	$-

Explanatory Notes:

(1) The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The Company has the option to settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare.

(2) The Company’s project operating subsidiary Maseve Investments 11 (pty) Ltd. has entered into a long term electricity supply agreement with South African power utility Eskom. Under the agreement the Company is scheduled to receive connection and service for a 10 MVa construction power supply in 2012 and a total 40 MVa production power supply in later calendar 2013 or early 2014 in exchange for connection fees and guarantees totaling Rand 90,508,735 ($12,640,885 at August 31, 2011).

For additional information related to the Company’s contractual obligations and commitments, including certain optional property acquisition payments, see the information set forth under the heading “Liquidity and Capital Resources” contained in the Company’s MD&A.

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Directors and Officers – Committees of the Board of Directors –Audit Committee Composition and Background” contained in the Company’s AIF is incorporated by reference herein. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

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

Date: November 21, 2011

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

1.	Annual Information Form

2.	Audited Consolidated Financial Statements for the years ended August 31, 2011, 2010 and 2009, including the report of the auditors with respect thereto

3.	Management’s Discussion and Analysis for the year ended August 31, 2011

4.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

5.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

6.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Consent of PricewaterhouseCoopers LLP

9.	Consent of Minxcon (Pty) Ltd.

10.	Consent of Turnberry Projects (Pty) Ltd.

11.	Consent of Wardrop Engineering Inc.