Form 40-F
period 2012-08-31
PLATINUM GROUP METALS LTD
filed 2012-11-23
CIK 1095052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2012	Commission File Number 001-33562

Platinum Group Metals Ltd.
(Exact name of registrant as specified in its charter)

British Columbia	1099	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

Bentall Tower 5
Suite 328 - 550 Burrard Street
Vancouver, BC
Canada V6C 2B5
(604) 899-5450
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.
Columbia Center, 701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

At August 31, 2012, the Registrant had outstanding 177,584,542 common shares without par value.

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

[X] Yes                                                   [   ] No

DOCUMENTS INCORPORATED BY REFERENCE

The annual information form (“AIF”) of Platinum Group Metals Ltd. (the “Registrant” or the “Company”) for the fiscal year ended August 31, 2012 is incorporated herein by reference.

The audited consolidated financial statements of the Company as of August 31, 2012, August 31, 2011 and September 1, 2010 and for the years ended August 31, 2012 and August 31, 2011, including the report of the auditors with respect thereto, are incorporated herein by reference.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended August 31, 2012 is incorporated herein by reference.

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

The Company prepares its financial statements in accordance with International Financial Reporting Standards, as issued by the International Financial Accounting Boards, and they may be subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company incorporated by reference in this report may not be comparable to financial statements of United States companies.

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

ATTESTATION REPORT OF THE REGISTERED ACCOUNTING FIRM

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting – Exemption from Section 404(b) of the Sarbanes-Oxley Act” contained in the Company’s MD&A is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting – Changes in Internal Controls over Financial Reporting” contained in the Company’s MD&A is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Audit Committee – Audit Committee Composition and Background” contained in the Company’s AIF is incorporated by reference herein.

CODE OF ETHICS

The information provided under the heading “Directors and Officers - Code of Ethics” contained in the Company’s AIF is incorporated by reference herein

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Audit Committee – Independent Auditor’s Fees” and “Audit Committee – Pre-Approval Policies and Procedures” contained in the Company’s AIF is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided “Discussion of Operations and Financial Condition – Off-Balance Sheet Arrangements” contained in the Company’s MD&A is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Discussion of Operations and Financial Condition – Liquidity and Capital Resources” contained in the Company’s MD&A is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Audit Committee –Audit Committee Composition and Background” contained in the Company’s AIF is incorporated by reference herein. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

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

PLATINUM GROUP METALS LTD.

         //signed//
R. Michael Jones
President, Chief Executive Officer and Director

Date: November 23, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form
99.2	Audited Consolidated Financial Statements for the years ended August 31, 2012, 2011 and 2010, including the report of the auditors with respect thereto
99.3	Management’s Discussion and Analysis for the year ended August 31, 2012
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Coffey Mining Pty Ltd.
99.10	Consent of Minxcon (Pty) Ltd.
99.11	Consent of R. Michael Jones
99.12	Consent of Turnberry Projects (Pty) Ltd.
99.13	Consent of Wardrop Engineering Inc.