Form 40-F
period 2013-08-31
PLATINUM GROUP METALS LTD
filed 2013-11-27
CIK 1095052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2013

Commission File Number 001-33562

PLATINUM GROUP METALS LTD.
(Exact name of registrant as specified in its charter)

British Columbia	1099	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

Bentall Tower 5
Suite 788 - 550 Burrard Street
Vancouver, BC
Canada V6C 2B5
(604) 899-5450
(Address and telephone number of registrant’s principal executive offices)
____________________________

DL Services Inc.
Columbia Center, 701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

____________________________

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

At August 31, 2013, the Registrant had outstanding 402,759,542 common shares without par value.

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

[X] Yes                                   [   ] No

DOCUMENTS INCORPORATED BY REFERENCE

The annual information form (“AIF”) of Platinum Group Metals Ltd. (the “Registrant” or the “Company”) for the fiscal year ended August 31, 2013 is incorporated herein by reference.

The audited consolidated financial statements of the Company as of and for the years ended August 31, 2013 and August 31, 2012, including the report of the auditors with respect thereto, are incorporated herein by reference.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended August 31, 2013 is incorporated herein by reference.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table discloses as of August 31, 2013 the Company’s known contractual obligations for mineral property acquisition payments and office and equipment leases. The Company has no long term debt or loan obligations.

(payments by period in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Operating Lease Obligations	$3,251	403	861	964	1,023
Purchase Obligations	$144,014	106,987	37,027	-	-
Total	$147,265	107,390	37,888	964	1,023

For additional information related to the Company’s contractual obligations and commitments, including certain acquisition payments and break fees, see the information set forth under the heading “Discussion of Operations and Financial Condition - Liquidity and Capital Resources” contained in the MD&A.

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Audit Committee –Audit Committee Composition and Background” contained in the Company’s AIF is incorporated by reference herein. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE MKT LLC (“NYSE MKT”). Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is provided on the Company’s website at platinumgroupmetals.net.

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

PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones
R. Michael Jones
President, Chief Executive Officer and Director

Date: November 26, 2013

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form

99.2	Audited Consolidated Financial Statements as of and for the years ended August 31, 2013 and August 31, 2012, including the report of the auditors with respect thereto

99.3	Management’s Discussion and Analysis for the year ended August 31, 2013

99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Coffey Mining Pty Ltd.

99.10	Consent of Minxcon (Pty) Ltd.

99.11	Consent of R. Michael Jones

99.12	Consent of Turnberry Projects (Pty) Ltd.

99.13	Consent of Wardrop Engineering Inc.