Form 40-F
period 2014-08-31
PLATINUM GROUP METALS LTD
filed 2014-11-26
CIK 1095052

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐         Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒      Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2014	Commission File Number 001-33562

Platinum Group Metals Ltd.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1099 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

Bentall Tower 5

Suite 788 - 550 Burrard Street

Vancouver, BC

Canada V6C 2B5
(604) 899-5450
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.

Columbia Center, 701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

At August 31, 2014, the Registrant had outstanding 551,312,842 common shares without par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐  Yes               ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes                ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐  Yes    ☐  No

DOCUMENTS INCORPORATED BY REFERENCE

The annual information form (“AIF”) of Platinum Group Metals Ltd. (the “Registrant” or the “Company”) for the fiscal year ended August 31, 2014 is incorporated herein by reference.

The audited consolidated financial statements of the Company as of and for the years ended August 31, 2014 and August 31, 2013, including the report of the auditors with respect thereto, are incorporated herein by reference.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended August 31, 2014 is incorporated herein by reference.

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

ATTESTATION REPORT OF THE REGISTERED ACCOUNTING FIRM

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting — Exemption from Section 404(b) of the Sarbanes-Oxley Act” contained in the Company’s MD&A is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting — Changes in Internal Controls over Financial Reporting” contained in the Company’s MD&A is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Audit Committee — Audit Committee Composition and Background” contained in the Company’s AIF is incorporated by reference herein.

CODE OF ETHICS

The information provided under the heading “Directors and Executive Officers — Code of Ethics” contained in the Company’s AIF is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Audit Committee — Independent Auditor’s Fees” and “Audit Committee — Pre-Approval Policies and Procedures” contained in the Company’s AIF is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided “Discussion of Operations and Financial Condition — Off-Balance Sheet Arrangements” contained in the Company’s MD&A is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table discloses as of August 31, 2014 the Company’s known contractual obligations for mineral property acquisition payments and office and equipment leases. As of August 31, 2014, the Company had no long term debt or loan obligations.

(payments by period in thousands of Canadian dollars)

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Operating Lease Obligations	$3,092	458	1,528	1,106	0
Purchase Obligations	$113,387	108,358	5,029	0	0
Total	$116,479	108,816	6,557	1,106	0

For additional information related to the Company’s contractual obligations and commitments, including certain acquisition payments and break fees, see the information set forth under the heading “Discussion of Operations and Financial Condition — Liquidity and Capital Resources” contained in the MD&A.

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Audit Committee — Audit Committee Composition and Background” contained in the Company’s AIF is incorporated by reference herein. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

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

PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones
R. Michael Jones
President, Chief Executive Officer and Director

Date: November 25, 2014

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form

99.2	Audited Consolidated Financial Statements as of and for the years ended August 31, 2014 and August 31, 2013, including the report of the auditors with respect thereto

99.3	Management’s Discussion and Analysis for the year ended August 31, 2014

99.4

Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 14’ 11”S, Longitude 28° 54’ 42”E) with an exploration drilling update effective date of October 21, 2014 and a mineral resource estimate effective date of June 12, 2014

99.5	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.6	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.7	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of PricewaterhouseCoopers LLP

99.10	Consent of Coffey Mining (SA) Pty Ltd

99.11	Consent of Charles J. Muller

99.12	Consent of R. Michael Jones

99.13	Consent of Turnberry Projects (Pty) Ltd.

99.14	Consent of Byron Stewart