Form 40-F
period 2016-08-31
PLATINUM GROUP METALS LTD
filed 2016-11-29
CIK 1095052

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 40-F

[  ]     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2016

Commission File Number 001-33562

_______________________

Platinum Group Metals Ltd.
(Exact name of registrant as specified in its charter)

British Columbia	1099	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification No.)

Bentall Tower 5
Suite 788 - 550 Burrard Street
Vancouver, BC
Canada V6C 2B5
(604) 899-5450
(Address and telephone number of registrant’s principal executive offices)

_______________________

DL Services Inc.
Columbia Center, 701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

_______________________

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

As of August 31, 2016, the Registrant had outstanding 88,857,028 common shares without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [X] Yes     [  ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). [  ] Yes      [  ] No

DOCUMENTS INCORPORATED BY REFERENCE

The annual information form (“AIF”) of Platinum Group Metals Ltd. (the “Registrant” or the “Company”) for the fiscal year ended August 31, 2016 is incorporated herein by reference.

The audited consolidated financial statements of the Company as of and for the years ended August 31, 2016 and August 31, 2015, including the report of the auditors with respect thereto, are incorporated herein by reference (the “Financial Statements”).

The Company’s management’s discussion and analysis (“MD&A”) for the year ended August 31, 2016 is incorporated herein by reference.

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

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended August 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Audit Committee – Audit Committee Composition and Background” contained in the Company’s AIF is incorporated by reference herein.

CODE OF ETHICS

The information provided under the heading “Directors and Officers – Code of Ethics” contained in the Company’s AIF is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Audit Committee – External Auditor Service Fees (By Category)” and “Audit Committee – Pre-Approval Policies and Procedures” contained in the Company’s AIF is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided “Discussion of Operations and Financial Condition – Off-Balance Sheet Arrangements” contained in the Company’s MD&A is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table discloses as of August 31, 2016 the Company’s known contractual obligations.

(payments by period in thousands of United States dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Long-Term Debt Obligations	$102,650	33,377	44,866	24,407	-
Operating Lease Obligations	$1,866	362	1,504	-	-
Purchase Obligations	$16,124	16,124	-	-	-
Total	$120,640	49,863	46,370	24,407	-

For additional information related to the Company’s contractual obligations and commitments, including certain acquisition payments and break fees, see Note 12, “Contingencies and Commitments”, to the Financial Statements and the information set forth under the heading “Discussion of Operations and Financial Condition – Liquidity and Capital Resources” contained in the MD&A, each incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Audit Committee – Audit Committee Composition and Background” contained in the Company’s AIF is incorporated by reference herein. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

MINE SAFETY DISCLOSURE

The Company was not the operator, and did not have a subsidiary that was an operator, of a coal or other mine, as defined in Section 3 of the Federal Mine Safety and Health Act of 1977, in the United States during the year ended August 31, 2016.

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

PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones
R. Michael Jones
President, Chief Executive Officer and Director

Date: November 29, 2016

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form for the year ended August 31, 2016

99.2	Audited Consolidated Financial Statements as of and for the years ended August 31, 2016 and August 31, 2015, including the report of the auditors with respect thereto

99.3	Management’s Discussion and Analysis for the year ended August 31, 2016

99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Charles J. Muller

99.10	Consent of Gert Roets

99.11	Consent of Gordon I. Cunningham

99.12	Consent of Robert L. Goosen

99.13	Consent of R. Michael Jones