Form 20-F
period 2017-08-31
PLATINUM GROUP METALS LTD
filed 2017-12-29
CIK 1095052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to ______________________
OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-33562

Platinum Group Metals Ltd.
(Exact name of Registrant as specified in its charter)

British Columbia
(Jurisdiction of incorporation or organization)

Bentall Tower 5
Suite 788 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(Address of principal executive offices)

Frank R. Hallam
Telephone: (604) 899-5450
Facsimile: (604) 484-4710
Platinum Group Metals Ltd.
Bentall Tower 5
Suite 788 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

ii

Title of each class	Name of each exchange on which registered

Common Shares, no par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 148,469,377 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [  ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [  ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]     No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [  ]     No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated	Accelerated filer [X]	Non-accelerated filer [ ]	Emerging growth
filer [ ]			company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accoun“ng standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accoun“ng Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

iii

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [  ]     Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [  ]     No [X]

INTRODUCTION

The information contained in this annual report on Form 20-F for the year ended August 31, 2017 (the “Annual Report”) is current as of December 29, 2017, except where a different date is specified.

Financial information is presented in accordance with the Handbook of the Canadian Institute of Charted Accountants, in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”), applicable to the preparation of consolidated financial statements and in accordance with accounting policies based on IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations.

For further information please refer to Note 2 to the accompanying consolidated financial statements.

Currency and Foreign Exchange Rates

All monetary amounts set forth in this Annual Report are expressed in United States Dollars (“USD”), except where otherwise indicated. The following tables set forth, for 1 USD expressed in Canadian Dollars (“CDN” or “$C” or “CAD”) and for 1 USD expressed in South African Rand (“Rand” or “R” or “ZAR”)), (i) the average rate of exchange for each of the five most recent financial years, calculated by using the average of the exchange rates on the last day of each month during the period; and (ii) the high and low exchange rates for each month during the previous six months.

The exchange rate for USD expressed in CDN is based on the noon rate of exchange for dates through April 28, 2017, and based on the average daily rate of exchange for dates after April 28, 2017, as reported by the Bank of Canada. The exchange rate for USD expressed in Rand is based on the noon buying rate in New York City for cable transfer in Rand as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended August 31	USD to CDN	USD to Rand
2017	C$1.3212	ZAR 13.4023
2016	C$1.3265	ZAR 14.7748
2015	C$1.2102	ZAR 11.8765
2014	C$1.0787	ZAR 10.5158
2013	C$1.0159	ZAR 9.2165

Month	USD to CDN		USD to Rand
	High	Low	High	Low
June 2017	C$1.3504	C$1.2977	ZAR 13.0925	ZAR 12.5925
July 2017	C$1.2982	C$1.2447	ZAR 13.5950	ZAR 12.9050
August 2017	C$1.2755	C$1.2482	ZAR 13.4700	ZAR 12.9450
September 2017	C$1.2480	C$1.2128	ZAR 13.5375	ZAR 12.7625
October 2017	C$1.2893	C$1.2472	ZAR 14.1725	ZAR 13.2600
November 2017	C$1.2888	C$1.2683	ZAR 14.4925	ZAR 13.5950

The daily average exchange rate on December 28, 2017 as reported by the Bank of Canada for the conversion of USD into CDN was $1.00 equals C$1.2588.

The noon buying rate of exchange on December 22, 2017 as reported by the Federal Reserve Bank of New York for the conversion of USD into Rand was $1.00 equals Rand 12.605.

Share Consolidation

On January 28, 2016 the Company’s common shares were consolidated on the basis of one new share for ten old shares (1:10). All information in this Annual Report regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the ten to one consolidation.

Units of Conversion

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

Forward-Looking Statements

This Annual Report and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this Annual Report include, without limitation, statements with respect to:

•	the repayment, and compliance with the terms of, indebtedness;

•	further amendments to the Project 1 Working Capital Facilities (defined below);

•	the satisfaction of closing conditions and closing of the Maseve Sale Transaction (defined below);

•	the completion of the DFS (defined below) for, and other developments related to, the Waterberg Project (defined below);

•	the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

•	revenue, cash flow and cost estimates and assumptions;

•	future events or future performance;

•

governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

•	anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates; and

•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical report referred to in this Annual Report and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical report and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•

delays in, or inability to complete, the planned sale of the Maseve platinum and palladium mine (“Maseve Mine”), also known as Project 1 (“Project 1”), and Project 3 (“Project 3”) of what was formerly the Western Bushveld Joint Venture (the “WBJV”);

•	additional financing requirements;

•	the Company’s history of losses;

•

the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under the Sprott Facility (defined below), the LMM Facility (defined below) and the Company’s convertible notes, and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

•

the Sprott Facility and the LMM Facility are secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (“PTM RSA”) to the Sprott Lenders (defined below) and LMM (defined below, and together with the Sprott Lenders, the “Lenders”) under the Project 1 Working Capital Facilities, which potentially could result in the loss of the Company’s interest in PTM RSA, the Waterberg Project and the Maseve Mine in the event of a default under either the Sprott Facility or the LMM Facility;

•	the Company’s negative cash flow;

•	the Company’s ability to continue as a going concern;

•	completion of a Definitive Feasibility Study (“DFS”) for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements;

•	uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

•	volatility in metals prices;

•	the failure of the Company or its joint venture partners to fund their pro rata share of funding obligations for the Waterberg Project;

•	any disputes or disagreements with the Company’s joint venture partners;

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•	contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

•	conflicts of interest;

•	any designation of the Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•	litigation or other legal or administrative proceedings brought against the Company;

•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

•	extreme competition in the mineral exploration industry;

•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

•

the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations and to otherwise comply with the Amended Broad Based Socio Economic Empowerment Charter for the South African Mining Industry (the “Mining Charter”);

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and

•	the other risks disclosed under the heading “Risk Factors” in this Annual Report.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this Annual Report and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with Canada’s National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. See “Reserve and Mineral Resource Disclosure”. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder. The Company has not disclosed or determined any mineral reserves under SEC Industry Guide 7 standards in respect of any of its properties.

Reserve and Mineral Resource Disclosure

Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out NI 43-101. Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study.

NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A “mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses which may occur when the material is mined or extracted. A “proven mineral reserve” is the economically mineable part of a measured mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support detailed mine planning and final evaluation of the economic viability of the deposit. A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the appropriate application of technical and economic parameters in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

A “mineral resource” is a concentration or occurrence of solid material in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of technical and economic parameters in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade continuity between points of observation. Mineral resources that are not mineral reserves do not have demonstrated economic viability. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

A “feasibility study” is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A “preliminary feasibility study” or “pre-feasibility study” is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the applicable mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant operational factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. “Cut-off grade” means (a) in respect of mineral resources, the lowest grade below which the mineralized rock currently cannot reasonably be expected to be economically extracted, and (b) in respect of mineral reserves, the lowest grade below which the mineralized rock currently cannot be economically extracted as demonstrated by either a preliminary feasibility study or a feasibility study. Cut-off grades vary between deposits depending upon the amenability of ore to mineral extraction and upon costs of production and metal prices.

GLOSSARY

Except as otherwise identified, the following terms, when used herein, shall have the following meanings:

“ANC” refers to the African National Congress.

“BCBCA” refers to the Business Corporations Act (British Columbia).

“BEE Act” refers to the Broad-Based Black Economic Empowerment Act, 2003.

“BEE Amendment Act” refers to the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013.

“BMO” refers to BMO Nesbitt Burns Inc.

“Common Stock” refers to the common shares in the capital of PTM.

“Company Act” refers to the Company Act (British Columbia). On March 30, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia).

“ESKOM” refers to ESKOM Holdings Limited, South Africa’s state-owned electricity utility.

“HDSAs” refers to historically disadvantaged South Africans.

“Implats” refers to Impala Platinum Holdings Limited.

“Land Claims Act” refers to the Restitution of Land Rights Act, No. 22 of 1994, as amended.

“LMM” refers to Liberty Metals & Mining Holdings, LLC.

“LMM Facility” refers to the November 2, 2015 $40 million credit facility agreement with LMM, as amended, or amended and restated, as applicable on May 3, 2016, September 19, 2016, January 13, 2017, April 13, 2017, June 13, 2017, June 23, 2017 and October 30, 2017.

“Macquarie” refers to Macquarie Capital Markets Canada Ltd.

“Maseve Mine” refers to the Maseve platinum and palladium mine located on the Western Limb of the Bushveld Complex near Rustenburg, South Africa.

“MPRDA” refers to the Mineral and Petroleum Resources Development Act of 2002.

“New Draft Charter” refers to the Reviewed Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry published on April 15, 2016.

“NYSE American” refers to the NYSE American Stock Exchange.

“OECD” refers to the Organisation for Economic Cooperation and Development.

“PAJA” refers to the Promotion of Administrative Justice Act, No. 3 of 2000.

“Project 1” refers to the Maseve Mine.

“Project 1 Working Capital Facilities” refers to the Sprott Facility together with the LMM Facility.

“Project 3” refers to what was formerly the Western Bushveld Joint Venture.

“PTM”, “Platinum Group”, “Company” or “we” refers to Platinum Group Metals Ltd.

“PTM RSA” refers to our wholly owned subsidiary incorporated under the laws of the Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited.

“RBPlat” refers to Royal Bafokeng Platinum Limited.

“Restitution Amendment Act” refers to the Restitution of Land Rights Amendment Act, No. 15 of 2014.

“Royalty Act” refers to The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 which effectively came into operation on May 1, 2009.

“RSA” is an abbreviation for Republic of South Africa.

“SIMS Report” refers to the State Intervention in the Minerals Sector” report.

“Sprott” refers to Sprott Resource Lending Partnership.

“Sprott Facility” refers to the original $40.0 million credit facility agreement with the Sprott Lenders dated February 13, 2015, as amended, or amended and restated, as applicable, on November 19, 2015, May 3, 2016, September 19, 2016, October 11, 2016, January 13, 2017, April 13, 2017, June 13, 2017 and September 25, 2017.

“Sprott Lenders” refers to the secured lenders to Platinum Group, including Sprott, among other lenders.

“TSX” refers to the Toronto Stock Exchange.

“TSX-V” refers to the TSX Venture Exchange.

“U.S. Securities Act” refers to the United States Securities Act of 1933, as amended.

“WBJV” refers to the former Western Bushveld Joint Venture.

“WKM” refers to West Kirkland Mining Inc.

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

“Pd” refers to palladium.

“PGE” refers to mineralization containing platinum group elements, i.e. platinum, palladium, rhodium and gold.

“PGM” refers to platinum group metals, i.e. platinum and palladium.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our selected financial data as at August 31, 2017 and 2016 for the fiscal years ended August 31, 2017, 2016 and 2015 are derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP as indicated in their independent auditors’ report which is included elsewhere in this Annual Report. Our selected financial data as at August 31, 2015 and 2014 are derived from audited consolidated financial statements, which are not included in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and notes thereto as well as the information appearing under Item 5 – Operating and Financial Review and Prospects.

Summary of Financial Data

Our financial statements and the table set forth below have been prepared in accordance with IFRS, as issued by the IASB. All figures presented are in USD. On September 1, 2015, the first day of the 2016 fiscal year the Company changed its presentation currency from CDN to USD. As a result, the August 2014 balance sheet and the August 2015 fiscal year were restated in USD. The Company has omitted the presentation of selected financial data for its 2013 balance sheet and 2013 and 2014 fiscal years because such financial data cannot be restated in USD without unreasonable effort or expense.

SELECTED FINANCIAL DATA
(in thousands of USD, except share and per share data)

	Year Ended	Year Ended	Year Ended
	31-Aug-17	31-Aug-16	31-Aug-15
Other Income	3,143	1,133	3,781
Net Loss	590,371	36,651	3,972
Loss Per Share	4.30	0.26	0.05
Dividends per Share	-	-	-

	31-Aug-17	31-Aug-16	31-Aug-15	1-Sep-14
Working Capital	13,258	(20,683)	33,114	86,579
Total Assets	100,528	519,858	498,342	506,055
Long Term Liabilities	61,046	56,823	8,626	12,159
Mineral Properties	22,900	22,346	24,629	28,154
Property Plant and Equipment	1,543	469,696	417,177	356,483
Shareholder’s Equity	(23,226)	419,448	473,346	467,617
Capital Stock	800,894	714,190	681,762	573,800
Number of Shares	148,469,377	88,857,028	76,894,302	55,131,283

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The Company’s securities should be considered a highly speculative investment due to the nature of the Company’s business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

Risks Relating to the Company

The Company may be unable to generate sufficient cash to service its debt or otherwise comply with the terms of its debt, the terms of the agreements governing the Company’s debt may restrict its current or future operations and the indebtedness may adversely affect the Company’s financial condition and results of operations.

The Company’s ability to make scheduled payments on its indebtedness will depend on its ability to successfully close the Maseve Sale Transaction and raise additional funding by way of debt or equity offerings, and on the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Sprott Facility matures on January 31, 2018. If the Company cannot timely close and use the proceeds from the Plant Sale Transaction portion of the Maseve Sale Transaction to repay the Sprott Facility, the Company will seek an extension from the Sprott Lenders until the closing of such transaction. The receipt of any such extension is not guaranteed. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, including if the Maseve Sale Transaction does not close on a timely basis or if any necessary extensions or waivers from our lenders are not available, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including indebtedness under the Project 1 Working Capital Facilities. The Company may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of the covenants under the Company’s debt instruments could result in an event of default under the applicable indebtedness and such default could result in secured creditors’ realization of collateral. Such a default may allow the creditors to accelerate the related debt, may result in the imposition of default interest, and may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In particular, a cross default provision applies to certain of the Company’s indebtedness, including the Project 1 Working Capital Facilities. In the event a lender accelerates the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness.

The Company’s debt instruments include a number of covenants that impose operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long term best interest. In particular, the Project 1 Working Capital Facilities restrict the Company’s ability to modify material contracts, to dispose of assets, to use the proceeds from permitted dispositions, to incur additional indebtedness, to enter into transactions with affiliates, and to grant security interests or encumbrances and to use proceeds from future debt or equity financings. The indenture governing the Notes also includes restrictive covenants. As a result of these and other restrictions, the Company may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, may be unable to compete effectively or to take advantage of new business opportunities or may become in breach of its obligations to joint venture partners and others, each of which may affect the Company’s ability to grow in accordance with its strategy or may otherwise adversely affect its business and financial condition.

Further, the Company’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to the Company, including:

•

limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

•

requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing the Company’s vulnerability to general adverse economic and industry conditions;

•	exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

•	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing the Company at a disadvantage compared to other, less leveraged competitors; and

•	increasing the Company’s cost of borrowing.

The Company will require additional financing, which may not be available on acceptable terms, if at all.

The Company is required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for the care and maintenance and shut down costs related to the Maseve Mine and the continued exploration on the Waterberg Project, as well as for general working capital purposes. Pursuant to the terms of the LMM Credit Agreement, as amended, the Company is required to raise $20.0 million in subordinated debt and/or equity within 30 days of the Sprott Facility being repaid (expected to be repaid in January or February, 2018) and raise a further $10.0 million in subordinated debt and/or equity before June 30, 2018. Proceeds in each instance are to repay and discharge amounts due firstly to the Sprott Lenders, if any, and secondly to LMM. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of the securities, this may have a depressive effect on the price of the common shares of the Company and the interests of shareholders in the net assets of the Company may be diluted.

Any failure by the Company to obtain required financing on acceptable terms or on a timely basis could cause the Company to delay development of the Waterberg Project, result in the Company being forced to sell additional assets on an untimely or unfavorable basis or result in a default under outstanding indebtedness of the Company. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity. Any default under outstanding indebtedness of the Company could result in the loss of the Company’s entire interest in PTM RSA, and therefore its interests in Project 1, Project 3 and the Waterberg Project.

The Company may be unable to complete the Maseve Sale Transaction on the terms and timeframe anticipated, or at all, or such transaction may result in litigation.

The Maseve Sale Transaction is subject to normal commercial risk that said transaction may not be completed on the terms negotiated or at all. The completion of the Maseve Sale Transaction may not take place due to the failure to obtain requisite governmental approvals, lender approvals or satisfy or waive other conditions precedent to the Maseve Sale Transaction by January 31, 2018, or for other reasons. Additionally, the Maseve Sale Transaction may in the future be the subject to litigation by one or more shareholders of the Company who may disagree with the Company’s disposition of the Maseve Mine and may seek to vary or unwind the Maseve Sale Transaction. The impact of such litigation or the possible effect of a settlement of such litigation upon the Company cannot be predicted with any degree of certainty at this time. If the conditions to the Plant Sale Transaction portion of the Maseve Sale Transaction have not been satisfied by January 31, 2018, we would anticipate seeking RBPlat’s agreement to close at a later date; however, the receipt of such agreement cannot be guaranteed. The failure to complete the Maseve Sale Transaction, or any such litigation, would adversely affect the Company’s financial condition and may result in a default under the Company’s indebtedness and the Company’s insolvency.

The Company has a history of losses and it anticipates continuing to incur losses.

The Company has a history of losses. The Company anticipates continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any profits from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company has granted first and second ranking security interests in favour of the Lenders over all of its personal property, subject to certain exceptions, and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to the Lenders under the Project 1 Working Capital Facilities, which may have a material adverse effect on the Company.

To secure its obligations under the Project 1 Working Capital Facilities, the Company has entered into a general security agreement under which the Company has granted first and second ranking security interests in favour of the Lenders over all of its present and after-acquired personal property, subject to certain exceptions, and a share pledge agreement pursuant to which the Company has granted a first and second priority security interest in favour of the Lenders over all of the issued shares in the capital of PTM RSA. PTM RSA has also guaranteed the Company’s obligations to the Lenders and pledged the shares it holds in Waterberg JV Co. in favour of the Lenders. These security interests and guarantee may impact the Company’s ability to obtain project financing for the Waterberg Project or its ability to secure other types of financing. The Project 1 Working Capital Facilities have various covenants and provisions, including target production provisions, payment covenants and financial tests that must be satisfied and complied with during the term of the Project 1 Working Capital Facilities. There is no assurance that such covenants will be satisfied. Any default under Project 1 Working Capital Facilities, including any covenants thereunder, could result in the loss of the Company’s entire interest in PTM RSA, and therefore its interests in Project 1, Project 3 and the Waterberg Project.

The Company has a history of negative operating cash flow, and may continue to experience negative operating cash flow.

The Company has had negative operating cash flow in recent financial years. The Company’s ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company’s ability to advance the Waterberg Project into production. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. The Project 1 Working Capital Facilities require that effective January 30, 2018 the Company maintain consolidated cash and cash equivalents of at least $2.0 million and working capital in excess of $1.0 million. No assurance can be provided that the Company will be able to comply with these conditions. The Company may be required to raise additional funds through the issuance of additional equity or debt securities to satisfy the minimum cash balance requirements under the Project 1 Working Capital Facilities. The Project 1 Working Capital Facilities provide, however, that 50% of the proceeds from any equity or debt financings in excess of $500,000 (excluding intercompany financings and the financings required under the Project 1 Working Capital Facilities) are required to be paid to the Lenders in partial repayment of the Project 1 Working Capital Facilities, subject to the terms and conditions of an Intercreditor Agreement between the Sprott Lenders and LMM. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those obtained previously.

The Company may not be able to continue as a going concern.

The Company has limited financial resources. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves and successfully establishing profitable production of such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

The Company’s properties may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company’s properties will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. The Company is subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

•	the availability and cost of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain and maintain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

•

in the event that the required permits are not obtained in a timely manner, the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Waterberg Project, with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Waterberg Project. If the Company should decide to mine at the Waterberg Project, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Project to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company’s properties, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this Annual Report and the other documents incorporated by reference herein have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company’s results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into commercial production may be significantly higher than anticipated. None of the Company’s mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company’s mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. As a result of higher capital and operating costs, production and economic returns may differ significantly from those the Company has anticipated.

The Company is subject to the risk of fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar.

The Company may be adversely affected by foreign currency fluctuations. Effective September 1, 2015, the Company adopted U.S. Dollars as the currency for the presentation of its financial statements. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian or U.S. Dollars. In the normal course of business, the Company enters into transactions for the purchase of supplies and services primarily denominated in Rand or Canadian Dollars. The Company also has assets, cash and liabilities denominated in Rand, Canadian Dollars and U.S. Dollars. Several of the Company’s options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in Rand. Settlement of sales of minerals from the Company’s projects, once commercial production commences, will be in Rand, and will be converted to U.S. Dollars. Fluctuations in the exchange rates between the U.S. Dollar and the Rand or Canadian Dollar may have a material adverse effect on the Company’s financial results.

In addition, South Africa has in the past experienced double-digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company’s costs in Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company’s ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company’s business, financial condition and results of operations. Downgrades, and potential further downgrades, to South Africa’s sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar. The South African government’s response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company’s costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and low prices or a substantial or extended decline or volatility in such prices could materially and adversely affect the value of the Company’s mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

•	domestic and international economic and political trends;

•	expectations of inflation;

•	currency exchange fluctuations;

•	interest rates;

•	global or regional consumption patterns;

•	speculative activities; and

•	increases or decreases in production due to improved mining and production methods.

Low metal prices or significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s mineral reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects, the amount of the Company’s revenues or profit or loss and the value of the Company’s assets. An impairment in the value of the Company’s assets would require such assets to be written down to their estimated net recoverable amount. The Company wrote down certain assets as at August 31, 2017 and August 31, 2016. See the Company’s financial statements included in this Annual Report.

The failure of the Company or its joint venture partners to fund their pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company’s business and results of operations.

Except in the case of JOGMEC’s $20 million funding commitment, which has now been fully funded, and the potential for the receipt of funding if Implats exercises its Purchase and Development Option, the exercise of which is not guaranteed and is not expected to occur prior to the completion of the DFS, funding of Waterberg Project costs is generally required to be provided by Waterberg JV Co. shareholders on a pro rata basis. Even if Implats exercises and funds its Purchase and Development Option, additional development costs are likely to be incurred. The ability of the Company, and the ability and willingness of its joint venture partners, to satisfy required funding obligations is uncertain.

The Company has agreed in the Mnombo shareholders’ agreement to fund Mnombo’s pro rata share of costs through the completion of the DFS. The ability of Mnombo to repay the Company for advances as at August 31, 2017 of approximately Rand 25.43 million (approximately $1.9 million as at August 31, 2017) or to fund future investment in the Waterberg Project following the expiration of the Company’s contractual obligation may be uncertain. If the Company fails to fund Mnombo’s future capital obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo’s interest in the Waterberg Project and require the sale of the diluted interests to another qualified BEE entity.

Because the development of the Company’s joint venture projects depends on the ability to finance further operations, any inability of the Company or one or more of its joint venture partners to fund its respective funding obligations and cash calls in the future could require the other partners, including the Company, to increase their funding of the project, which they may be unwilling or unable to do on a timely and commercially reasonable basis, or at all. At the Maseve Mine, the Company was adversely affected by the failure of its joint venture partner, Africa Wide, to satisfy its pro rata share of funding. The occurrence of the foregoing, the failure of any partner, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of the Company’s interests in its joint ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company’s business and results of operations.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business.

The Company participates in joint ventures and may enter into other similar arrangements in the future. Until the closing of the Maseve Sale Transaction, PTM RSA will be a party to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. In addition, PTM RSA is also a party to the Waterberg Project Shareholders Agreement. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by the Mnombo shareholders’ agreement. Any dispute or disagreement with a joint venture partner, any change in the identity, management or strategic direction of a joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo’s role in the Waterberg Project, could materially adversely affect the Company’s business and results of operations. If a dispute arises between the Company and a joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

Completion of a DFS for the Waterberg Project is subject to economic analysis requirements.

Completion of a DFS for the Waterberg Project is subject to completion of a positive economic analysis of the mineral deposit. No assurance can be provided that such analysis will be positive.

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future, will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; and Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company’s business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain HDSAs, as defined respectively by the MPRDA and the BEE Act, and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer, and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of WKM, a public company with mineral exploration properties in Ontario and Nevada, and a director of Nextraction Energy Corp. (“NE”), a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM, and a director of NE. Eric Carlson, a director of the Company, is a director of NE. Diana Walters, a director of the Company, was formerly an executive officer of LMM, a significant shareholder of the Company, the lender under the LMM Facility, and the holder of a production payment right under the PPA.

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

The Company may become subject to litigation and other legal proceedings that may adversely affect the Company’s financial condition and results of operations.

All companies are subject to legal claims, with and without merit. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees. There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company’s financial position and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company’s reputation.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. The Company’s Code of Business Conduct and Ethics, among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa. In March 2014, the OECD released its Phase 3 Report on Implementing the OECD Anti-Bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa’s economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government. To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company’s reputation. The occurrence of any of these events could have an adverse effect on the Company’s business, financial condition and results of operations.

The Company may become subject to the requirements of the Investment Company Act of 1940, as amended (the “Investment Company Act”), which would limit or alter the Company’s business operations and may require the Company to spend significant resources, or dissolve, to comply with such act.

The Investment Company Act generally defines an “investment company” to include, subject to certain exceptions, an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the issuer's unconsolidated assets, excluding cash items and securities issued by the U.S. federal government. The Company believes that it is not an investment company and is not subject to the Investment Company Act. However, recent and future transactions that affect the Company’s assets, operations and sources of income and loss, including any exercise of the Purchase and Development Option, may raise the risk that the Company could be deemed an investment company.

The Company has obtained no formal determination from the SEC as to its status under the Investment Company Act but the Company may in the future determine that it is necessary or desirable to seek an exemptive order from the SEC that it is not deemed to be an investment company. There can be no assurance that the SEC would agree with the Company that it is not an investment company and the SEC may make a contrary determination with respect to the Company’s status as an investment company. If an SEC exemptive order were unavailable, the Company may be required to liquidate or dispose of certain assets, including its interests in Waterberg JV Co., or otherwise alter its business plans or activities.

If the Company is deemed to be an investment company, the Company would be required to register as an investment company under the Investment Company Act, pursuant to which the Company would incur significant registration and compliance costs, which is unlikely to be feasible for the Company. In addition, a non-U.S. company such as the Company is not permitted to register under the Investment Company Act absent an order from the SEC, which may not be available. If the Company were deemed to be an investment company and it failed to register under the Investment Company Act, it would be subject to significant legal restrictions, including being prohibited from engaging in the following activities, except where incidental to the Company’s dissolution: offering or selling any security or any interest in a security; purchasing, redeeming, retiring or otherwise acquiring any security or any interest in a security; controlling an investment company that engages in any of these activities; engaging in any business in interstate commerce; or controlling any company that is engaged in any business in interstate commerce. In addition, certain of the Company’s contracts might not be enforceable and civil and criminal actions could be brought against the Company and related persons. As a result of this risk, the Company may be required to significantly limit or alter its business plans or activities.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, cave-ins and mechanical equipment failure are inherent risks in the Company’s mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company’s mining operations. If claims, lawsuits, governmental investigations or proceedings, including Section 54 notices, are resolved against the Company, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

The Company’s prospecting and mining rights are subject to title risks.

The Company’s prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company’s title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

•	environmental protection;

•	management and use of hazardous and toxic substances and explosives;

•	management of tailings and other waste generated by the Company’s operations;

•	management of natural resources;

•	exploration, development of mines, production and post-closure reclamation;

•	exports and, in South Africa, potential local beneficiation quotas;

•	price controls;

•	taxation;

•	regulations concerning business dealings with local communities;

•	labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, installation of additional equipment, remedial actions or recovery of costs if the authorities attend to remediation of any environmental pollution or degradation, any of which could result in the Company incurring significant expenditures. Environmental non-profit organizations have become particularly vigilant in South Africa and focus on the mining sector. Several such organizations have recently instituted actions against mining companies. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At the Waterberg Project, additional infrastructure will be required prior to commencement of mining. The establishment and maintenance of infrastructure, and services are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company’s control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development or ongoing operation of the Company’s projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Project, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favorable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company’s projects.

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators for which the Company could be held liable. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more onerous. See Item 4.B. – South African Regulatory Framework.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Environmental hazards may exist on the Company’s properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards, as well as any pollution caused by the Company’s mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of commercial production on the Company’s properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company’s properties are located. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements. The Waterberg Project prospecting rights issued by the DMR are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

In addition, the duration and success of efforts to obtain, amend and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company’s various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the Company’s projects.

Risks of Doing Business in South Africa

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the “old order rights”. All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company’s mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the Minister when considering applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an environmental authorization and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDSAs in the mining industry. All the Company’s current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. The Waterberg Social and Labour Plan, for instance, will contain both quantitative and qualitative goals, targets and commitments relating to the Company’s obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company’s control.

The Minister has the discretion to cancel or suspend mining rights under Section 47(1) of the MPRDA as a consequence of the Company’s non-compliance with the MPRDA, environmental legislation, the Mining Charter, the terms of its Mining Right and prospecting rights or if mining is not progressing optimally. The

Section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of Section 6(2)(e)(iii) of the PAJA read with Section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken. The Minister must then properly consider the Company’s further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under Section 33(1) of the South African Constitution.

Failure by the Company to meet its obligations in relation to its Mining Right or prospecting rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company’s other rights, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDSAs in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socioeconomic strategies are implemented, the MPRDA provides for the Mining Codes which specify empowerment targets consistent with the objectives of the Mining Charter. The Mining Charter Scorecard requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. For ownership by BEE groups in mining enterprises, the Mining Charter Scorecard sets a 26% target by December 31, 2014.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA and Mining Charter contain provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of stated policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for mining rights. The Mining Charter required a minimum of 26% HDSA ownership by December 31, 2014.

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Mnombo in respect to the Waterberg Project and for the prospecting rights.

The Company is satisfied that Mnombo is majority-owned by HDSAs. The contractual arrangements between Mnombo, the Company and the HDSAs require the HDSAs to maintain a minimum level of HDSA ownership in Mnombo of more than 50%. However, if at any time Mnombo becomes a company that is not majority owned by HDSAs, the ownership structure of the Waterberg Project and the prospecting rights and applications over the Waterberg Project may be deemed not to satisfy HDSA requirements.

As the Company has historically partnered with BEE groups or companies that were HDSA-controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level it relies upon the continuing consequences of such transactions (the so-called “once empowered, always empowered” principle) for ownership compliance with the Mining Charter.

There is currently no legal or regulatory certainty over whether the principle of “once empowered, always empowered” (i.e., whether a company that has reached its empowerment targets under the Mining Charter will remain empowered if its HDSA participation subsequently falls below required thresholds) would apply. The DMR and the Chamber of Mines of South Africa (acting on behalf of the mining industry) are currently engaged in litigation which may result in some clarity on the “once empowered, always empowered” principle, but this is likely to be a lengthy process and no assurance can be given regarding the ultimate outcome of such litigation or its impact on the Company. In addition, an application has been filed in the High Court of South Africa to have the Mining Charter itself set aside.

On April 15, 2016, the New Draft Charter was published for comment. Interested parties were given a period of 30 days from date of publication to make submissions to the DMR. The DMR continues to engage with the Chamber of Mines and with the industry in regard to the New Draft Charter. The New Draft Charter requires mining companies to maintain 26% BEE ownership throughout the life of the mine. However, the New Draft Charter envisages that mining companies will be given a period of three years within which to achieve compliance.

Subject to conditions contained in the Company’s prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of HDSA ownership, the Company may face possible suspension or cancellation of its mining rights under a process governed by Section 47 of the MPRDA.

In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, including the Mineral and Petroleum Resources Development Amendment Bill, 2013, which create greater uncertainty in measuring the Company’s progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

The Company is obliged to report on its compliance with the Mining Charter, including its percentage of HDSA shareholding, to the DMR on an annual basis.

If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company’s interests may be diluted. In addition, it is possible that any such transactions or plans may need to be executed at a discount to the proper economic value of the Company’s operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms.

Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Generic BEE Codes, while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The BEE Amendment Act came into operation on October 24, 2014. Among other matters, the BEE Amendment Act amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements the Trumping Provision and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provision came into effect on October 24, 2015. On October 30, 2015, the South African Minister of Trade and Industry exempted the DMR from applying the Trumping Provision for a period of twelve months on the basis that the alignment of the Mining Charter with the BEE Act and the Generic BEE Codes was an ongoing process. The New Draft Charter purports to align the Mining Charter with the Generic BEE Codes. The Trumping Provision expired on October 31, 2016 and no new application for exemption was made, although Mining Charter 3 was promulgated. Mining Charter 3 has been suspended in its operation pending the outcome of litigation between the DMR and the Chamber of Mines. Generally speaking, the amended Generic BEE Codes will make BEE-compliance more onerous to achieve. See Item 4.B. – South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry, and – Mining Charter.

The Generic BEE Codes will require Mnombo to be 51% held and controlled by HDSAs to qualify it as a “black-controlled company” and hence a qualified BEE entity. Mnombo is presently 50.1% owned and controlled by HDSAs.

If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company’s business, financial condition and results of operations.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company’s operations and profits.

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. Downgrades, and potential further downgrades, to South Africa’s sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the ANC, leading into the 2014 national elections, a resolution adopted by the ANC on nationalization calls for state intervention in the economy, including “state ownership”. A wide range of stakeholders have proposed ways in which the State could extract greater economic value from the South African mining industry. A call for resource nationalization has also been made by a new political party, the Economic Freedom Fighters, under the leadership of Julius Malema.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

Labour disruptions and increased labour costs could have an adverse effect on the Company’s results of operations and financial condition.

Although the Company’s employees are not unionized at this time, trade unions could have a significant impact on the Company’s labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company’s operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company’s business due to strikes or further developments in South African labour laws may increase the Company’s costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company’s financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Changes in South African State royalties where many of the Company’s mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the “Royalty Act”) effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the maximum royalty rate is 5% of gross sales. The royalty will be a tax-deductible expense. The royalty becomes payable when the mineral resource is “transferred,” which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

Interruptions, shortages or cuts in the supply of electricity or water could lead to disruptions in production and a reduction in the Company’s operating capacity.

The Company procures all of the electricity necessary for its operations from ESKOM, South Africa’s state-owned electricity utility, and no significant alternative sources of supply are available to it. ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, led to a period of electricity shortages. ESKOM has now established sufficient capacity to meet South Africa's current requirements. Since 2008, ESKOM has invested heavily in new base load power generation capacity. Its principal project, a power station known as Medupi, has been subject to delays, with the last unit scheduled for commissioning in 2019. ESKOM is heavily dependent on coal to fuel its electricity plants. Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to the Company.

The Company is dependent on the availability of water in its areas of operations. Shifting rainfall patterns and increasing demands on the existing water supply have caused water shortages in the Company’s areas of operations.

If electricity or water supplies are insufficient or unreliable, the Company may be unable to operate as anticipated, which may disrupt production and reduce revenues.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change.

After having published a number of papers on the introduction of a carbon tax, the South African government released the draft Carbon Tax Bill in November 2015 for comment by interested parties. Greenhouse gas emissions from the combustion of fossil fuels, fugitive emissions in respect of commodities, fuel or technology, and greenhouse gas emissions from industrial processes and product use will be subject to a carbon tax. During the first phase of implementation (ending 2020), it is proposed that the emission of greenhouse gasses be taxed at R120 per tonne of the carbon dioxide equivalent of the greenhouse gas emitted, which rate is expected to increase by 10% per annum. Emission factors will be used in order to calculate the carbon dioxide equivalent of the greenhouse gasses emitted. Various allowances will be available for taxpayers to reduce their final carbon tax liability by up to a maximum of 95%. On June 20, 2016, the South African government also released the draft regulations in respect of the carbon offset allowance. Taxpayers can qualify for a carbon offset allowance up to a maximum of 10%. The carbon offset allowance will not enable a taxpayer to reduce its final carbon tax liability beyond the maximum of 95% stated above. When the tax-free thresholds are taken into account, the effective tax rate will range between R6 and R48 per ton of carbon dioxide equivalent. Schedule 2 to the draft Carbon Tax Bill lists the sectors and industries in which taxpayers will be liable for carbon tax. Mining companies, depending on the nature of their activities, will generally fall within these sectors. The Minister of Environmental Affairs will publish a notice indicating which activities will render a person liable for the carbon tax. The agricultural, forestry and waste sectors will initially be excluded. The draft Carbon Tax Bill is silent on the second phase post 2020, but it is generally expected to result in a gradual ramp-up of the carbon tax. The rate and allowances will be reviewed for the second phase of implementation. It is unknown when the final legislation will come into operation.

The ANC held a policy conference in June 2012 at which the SIMS Report commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Community relations may affect the Company’s business.

Maintaining community support through a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development. As a business in the mining industry, the Company may come under pressure in the jurisdictions in which it explores or develops, to demonstrate that other stakeholders benefit and will continue to benefit from the Company’s commercial activities. The Company may face opposition with respect to its current and future development and exploration projects which could materially adversely affect its business, results of operations, financial condition and common share price.

South African foreign exchange controls may limit repatriation of profits.

The Company will need to repatriate funds from its foreign subsidiaries to fulfill its business plans and make payments on the Project 1 Working Capital Facilities. Since commencing business in South Africa, the Company has loaned or invested approximately CDN$888.7 million as at August 31, 2017 into PTM RSA in South Africa. The Company obtained approval from the SARB in advance for its investments into South Africa. The Company anticipates that it will loan the majority of the proceeds from an offering to PTM RSA with the advance approval of the SARB. Although the Company is not aware of any law or regulation that would prevent the repatriation of funds it has loaned or invested into South Africa back to the Company in Canada, no assurance can be given that the Company will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

South Africa’s exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company’s South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company’s South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from South Africa will not be imposed on the Company in the future.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

The Company’s privately held land could be subject to land restitution claims under the Land Claims Act and the Restitution Amendment Act, which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who (subject to the promulgation of further legislation) lodges a claim on or before June 30, 2019, is granted certain remedies. A successful claimant may be granted either return of the dispossessed land (referred to as “restoration”) or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or “alternative relief”). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered. Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

The South African Minister of Rural Development and Land Reform may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Land Claims Act also entitles the South African Minister of Rural Development and Land Reform to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the South African Constitution which provide, in general, for just and equitable compensation.

The Company has not been notified of any land claims to date over the Company’s properties. There is no guarantee, however, that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights. Any such claims could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business, operating results and financial condition.

Risks Relating to the Company’s Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. In addition, the Company’s ability to declare and pay dividends may be affected by the South African government’s exchange controls. See Item 4.B. – South African Regulatory Framework — Exchange Control.

The Common Share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s common shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company’s common shares and other securities include the following:

•	the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities;

•	lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company;

•	changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for the Company’s material properties;

•	the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and

•

a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company may be unable to maintain compliance with NYSE American and TSX continued listing standards and the Company’s common shares may be delisted from the NYSE American and TSX equities markets, which would likely cause the liquidity and market price of the common shares to decline.

The Company’s common shares are currently listed on the NYSE American and the TSX. The Company is subject to the continued listing criteria of the NYSE American and the TSX and such exchanges will consider suspending dealings in, or delisting, securities of an issuer that does not meet its continued listing standards. In order to maintain the listings, the Company must maintain certain objective standards, such as share prices, shareholders’ equity, market capitalization and, share distribution targets. In addition to objective standards, the NYSE American may delist the securities of any issuer, among other reasons, if the issuer sells or disposes of principal operating assets, ceases to be an operating company or has discontinued a substantial portion of its operations or business for any reason or the NYSE American otherwise determines that the securities are unsuitable for continued trading. The Company may not be able to satisfy these standards.

Delisting of the common shares may result in a breach or default under certain of the Company’s agreements. Without limiting the foregoing, a TSX delisting would result in a default (unless any required waivers could be obtained) under certain or all of the Company’s outstanding indebtedness, which would have a material adverse impact on the Company. See “Risks Relating to the Company”. A delisting of the Company’s common shares could also adversely affect the Company’s reputation, the Company’s ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such fundraising, the liquidity and market price of the Company’s common shares and the ability of broker-dealers to purchase the common shares.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. In recent years, global markets have been adversely impacted by the credit crisis that began in 2008, the European debt crisis and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

The exercise of outstanding stock options or warrants will result in dilution to the holders of common shares.

The issuance of common shares upon the exercise of the Company’s outstanding stock options will result in dilution to the interests of shareholders, and may reduce the trading price of the common shares. Additional stock options and warrants to purchase common shares may be issued in the future. Exercises of these securities, or even the potential of their exercise, may have an adverse effect on the trading price of the Company’s common shares. The holders of stock options or warrants are likely to exercise them at times when the market price of the Company’s common shares exceeds the exercise price of the securities. Accordingly, the issuance of common shares upon exercise of the stock options and warrants will likely result in dilution of the equity represented by the then outstanding common shares held by other shareholders. The holders of stock options or warrants can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to the Company than the exercise terms provided by these stock options and warrants.

Future sales, conversion of senior subordinated notes or issuances of equity securities could decrease the value of the common shares, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell equity securities in offerings (including through the sale of debt securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects.

On June 30, 2017 the Company issued $20 million aggregate principal amount of convertible senior subordinated notes due 2022. The Notes will bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. The Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares.

The Company cannot predict the timing or amount of conversions of Notes or the size or terms of future issuances of equity securities or securities convertible into equity securities or the effect, if any, that future issuances and sales of the securities will have on the market price of the Company’s common shares. In addition, the conversion price of the Notes is subject to adjustment in certain circumstances. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to shareholders. Exercises of presently outstanding stock options may also result in dilution to shareholders.

The board of directors of the Company has the authority to authorize certain offers and sales of the securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue the securities to provide such capital. Such additional issuances may involve the issuance of a significant number of common shares at prices less than the current market price.

Sales of substantial amounts of securities, or the availability of the securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors’ earnings per share. A decline in the market prices of the securities could impair the Company’s ability to raise additional capital through the sale of additional securities should the Company desire to do so.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and a substantial portion of the assets of the Company and said persons are located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company.

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in the Income Tax Act (Canada) (the “Tax Act”). Such shareholders should consult their tax advisors with respect to the consequences of acquiring the securities.

The Company may be a “passive foreign investment company” in its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors.

Potential investors in the securities who are U.S. taxpayers should be aware that the Company may be classified as a “passive foreign investment company” or “PFIC” for its current tax year ending August 31, 2018, and may be a PFIC in future tax years. If the Company is a PFIC for any tax year during a U.S. taxpayer’s holding period of the securities, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the securities or any so-called “excess distribution” received on the securities, as ordinary income, and to pay an interest charge on a portion of such gain or excess distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective “qualified electing fund” or “QEF” election (a “QEF Election”) under Section 1295 of the Internal Revenue Code of 1986, as amended (the “Code”) or a mark-to-market election (a “Mark-to-Market Election”) under Section 1296 of the Code. Subject to certain limitations, such elections may be made with respect to the securities, provided, however, that a QEF Election may not be made with respect to warrants and debt securities convertible into common shares and that the Mark-to-Market Election may only apply to common shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of common shares over the taxpayer’s basis therein. Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the PFIC rules.

The Company is an “emerging growth company” and the Company cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make the securities less attractive to investors.

The Company is an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, and intends to take advantage of exemptions from various requirements that are applicable to other public companies that are emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 for so long as the Company is an emerging growth company. The Company cannot predict if investors will find the securities less attractive because the Company’s independent auditors will not have attested to the effectiveness of the Company’s internal controls. If some investors find the securities less attractive as a result of the Company’s independent auditors not attesting to the effectiveness of the Company’s internal controls or as a result of other exemptions that the Company may take advantage of, there may be a less active trading market for the securities and the value of the securities may be adversely affected.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of Platinum Group

The Company was amalgamated on February 18, 2002 under the BCBCA pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. On January 25, 2005, the Company was transitioned under the BCBCA.

On February 22, 2005, the Company’s shareholders passed a special resolution to: (a) amend the authorized share capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value; (b) remove the Pre-existing Company Provisions; and (c) adopt new articles. On February 27, 2014, the shareholders passed an ordinary resolution approving the advance notice policy of the Company and an alteration to the Company’s Articles to include provisions requiring advance notice of director nominees from shareholders, as described in the Company’s information circular for its annual meeting of shareholders held on February 27, 2014.

The Company’s head office is located at Suite 788 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5. The Company’s registered office is located at Gowling WLG (Canada) LLP, Suite 2300 - 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

Information regarding the Company’s organizational structure is provided under Item 4.C. – Organizational Structure.

Since its formation, the Company has been engaged in the acquisition, exploration and development of platinum and palladium properties. PTM currently holds interests in platinum properties in the Western and Northern Limbs of the Bushveld Complex in South Africa and in Canada. The Company’s business is currently conducted primarily in South Africa.

At present the Company considers the Waterberg Project to be its sole material mineral property. A pre-feasibility study for the Waterberg Project was published on October 19, 2016. A planned DFS is now underway, targeting a large, thick PGM resource with the objective to model a large-scale, fully-mechanized mine. A substantial portion of the Waterberg Project’s prospecting area remains unexplored.

The Company is also in the process of selling all of its rights and interests in the Maseve Mine to RBPlat in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares. The proceeds of sale will be used to pay down existing secured debt.

In addition to the information provided below regarding the Company’s principal capital expenditures and divestitures during the last three financial years, see Item 5.B. – Liquidity and Capital Resources – Equity Financings for information on use of proceeds from equity financings.

Recent Developments

Maseve Sale Transaction

On September 6, 2017 the Company entered into a term sheet to sell its rights and interests in Maseve to RBPlat in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares. Definitive legal agreements for the Maseve Sale Transaction (defined below) were executed on November 23, 2017. A deposit in escrow was paid by RBPlat in the amount of Rand 41,367,300 ($3.0 million equivalent) on October 9, 2017. The Maseve Sale Transaction is to occur in two stages:

•

RBPlat is to pay Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water (the “Plant Sale Transaction”). Maseve will retain ownership of the mining right, power and water rights as well as certain surface rights and improvements. The payment to be received by Maseve will be remitted to the Company’s South African subsidiary, PTM RSA, in partial settlement of loans due to PTM RSA. This first payment due from RBPlat is conditional upon the satisfaction or waiver of certain conditions precedent, including but not limited to the negotiation and execution of definitive agreements, the approval, or confirmed obligation, of the holder of the remaining 17.1% equity interest in Maseve, Africa Wide Mineral Prospecting and Exploration Proprietary Limited, the approval of PTM’s secured lenders, the approval of the South African Competition Commission (“Competition Approval”), expected in two to three months, and completion of due diligence which may result in additional conditions.

•

RBPlat is to pay PTM RSA $7.0 million in common shares of RBPlat plus approximately $4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further $5.0 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve (the “Share Transaction” and collectively with the Plant Sale Transaction, the “Maseve Sale Transaction”). The second stage of the transaction is conditional upon implementation of the Plant Sale Transaction and, among other conditions, obtaining all requisite regulatory approvals including but not limited to the Minister of Mineral Resources granting consent to the transfer of the Maseve mining right to RBPlat in terms of section 11 of the Mineral and Petroleum Resources Development Act (“Ministerial Consent”) within three years after the Competition Approval.

The RBPlat common shares to be issued pursuant to the Share Transaction will be priced at their 30-day volume weighted average price of the RBPlat common shares on the Johannesburg Stock Exchange calculated on market close on the day preceding this announcement.

RBPlat will be granted a management contract for the Maseve Mine and for carrying out care and maintenance services during the period between the date of grant of the Competition Approval and the date of Ministerial Consent. The Company will be responsible for 50% of care and maintenance costs after Competition Approval until the earlier of the date of Ministerial Consent and the date upon which RBPlat utilizes the surface infrastructure of the Maseve Mine for its own purposes. It is estimated that the Company will require approximately $10.0 million in additional working capital to provide for its share of Maseve Mine costs until the Plant Sale Transaction is closed. The Company is working with its strategic advisors on debt, equity and other strategic transactions for this financing.

PTM’s proceeds from the sale of Maseve and the Maseve Mine are to be repaid to secured lenders who were collectively owed approximately $89 million in principal and accrued interest at August 31, 2017. Sprott and LMM have agreed to terms and conditions, upon completion of which, they will provide their consent to the Maseve Sale Transaction. The Company and RBPlat are in process to complete required regulatory filings, legal agreements, procedures, etc. which are required for closing and which will also satisfy Sprott and LMM’s requirements. RBPlat paid a deposit of Rand 41.37 million ($3.0 million) into escrow on October 9, 2017.

Corporatization of Waterberg Project

On September 21, 2017 the Company completed the planned corporatization of the Waterberg Project by the transfer of all Waterberg Project prospecting permits held in trust by PTM RSA into Waterberg JV Co. Effective September 21, 2017 Waterberg JV Co. owned 100% of the prospecting rights comprising the entire Waterberg Project area and Waterberg JV Co. was owned 45.65% by PTM RSA, 28.35% by JOGMEC and 26% by Mnombo.

Implats Transaction

On October 16, 2017 the Company announced the execution of definitive agreements whereby Implats:

(a)

purchased Waterberg JV Co. shares representing a 15.0% interest in the Waterberg Project from PTM RSA (8.6%) and JOGMEC (6.4%) for $30.0 million (of which PTM RSA’s pro rata share was $17.2 million) (the “Initial Transaction”); and

(b)

acquired an option to increase its stake in Waterberg JV Co. to 50.01% through additional share purchases and earn-in arrangements and acquired a right of first refusal to smelt and refine Waterberg concentrate (collectively, the “Implats Transaction”).

The Initial Transaction closed on November 6, 2017.

Implats will have an option after the completion by Waterberg JV Co. and approval by Waterberg JV Co. or Implats of the planned DFS (“DFS Approval”), the preparation of which is currently underway and which is expected to be completed in late 2018 or early 2019, to elect to exercise an option to increase its interest in Waterberg JV Co. up to 50.01% (the “Purchase and Development Option”) by purchasing an additional 12.195% equity interest from JOGMEC for $34.8 million, and earning into the remaining interest by making a firm commitment to an expenditure of $130.0 million in development work. In the event of certain breaches of agreement, insolvency events or events that would entitle a Waterberg JV Co. shareholder to acquire or dispose of any Waterberg JV Co. shares (other than transfers to certain permitted transferees) prior to the DFS Approval, Implats may by notice to the other Waterberg JV Co. shareholders of such event cause the Purchase and Development Option to instead become exercisable from the date of such notice. Subject to certain exceptions, the Purchase and Development Option will generally be exercisable for a period of at least 90 business days. Upon exercise of the Purchase and Development Option, Implats will have the right to appoint the manager of Waterberg JV Co.

The issuance and transfer of Waterberg JV Co. shares to Implats following the exercise of the Purchase and Development Option is subject to the satisfaction or waiver of certain conditions precedent, including but not limited to: the receipt of required regulatory approvals, including under the South African Competition Act, 89 of 1998, and the MPRDA; and within 180 business days after its exercise of the Purchase and Development Option, Implats confirming the salient terms of a development and mining financing for the Waterberg Project (the “Development and Mining Financing”), and providing a signed financing term sheet, subject only to final credit approval and documentation. If Implats exercises the Purchase and Development Option and such transactions are consummated, Implats will have primary control of Waterberg JV Co., including the power to approve matters submitted to the board of directors. Certain matters would continue to require the approval of Waterberg JV Co. shareholders by a 75% vote, including the approval of JOGMEC in certain circumstances.

Should Implats complete the Purchase and Development Option and increase its interest in Waterberg JV Co. to 50.01%, Mnombo’s 26% interest would be maintained by Waterberg JV Co. issuing additional shares to Mnombo at a nominal price, Platinum Group would retain a direct 18.99% interest, and JOGMEC would hold a 5% interest. Platinum Group’s direct and indirect (through its shareholding of Mnombo) interests in Waterberg JV Co. would total 31.96% . Following Implats’ exercise of the Purchase and Development Option and the completion of its earn-in spending, all project partners would be required to participate and fund the development of the Waterberg Project on a pro-rata basis.

The Implats Transaction agreements provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value. If, prior to the consummation of the Purchase and Development Option, a BEE dilution event has occurred (i.e., an event resulting in the issuance of additional equity to a BEE shareholder, thereby reducing the interests of non-BEE shareholders), the amount of equity to be purchased by Implats and the purchase price for such equity upon the exercise of the Purchase and Development Option will be adjusted pursuant to formulas set forth in the Purchase and Development Option.

If Implats does not elect to exercise the Purchase and Development Option and arrange the Development and Mining Financing, Implats will retain a 15.0% interest and Platinum Group will retain a 50.02% direct and indirect interest in the Waterberg Project.

Implats has also acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Implats, JOGMEC, Mnombo and Platinum Group (as operator of the Waterberg Project) have agreed to the detailed scope of work for the DFS. The DFS will investigate two options - a 600,000 tonne per month mine (744,000 ounces PGEs per year) as outlined in the PFS, and a second lower capital option at 250,000 to 350,000 tonnes per month. The selection of the DFS team was also agreed and a tender process managed by a third party specialist for engineering groups has been completed. Following the closing of the Initial Transaction, which occurred on November 6, 2017, DRA Projects SA (Proprietary) Limited (“DRA”) was appointed for metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting International LLC (“Stantec”) was appointed for underground mining engineering and design and reserve estimation.

The secured lenders to Platinum Group, including the Sprott Lenders and LMM, have provided their consent to the Implats Transaction, which consents are conditional on the satisfaction of certain conditions by the Company.

Additional Matters

The Company has agreed with the Sprott Lenders and LMM to a specific use of the Company’s $17.2 million in proceeds from the Initial Transaction, including: (i) repayment of any principal or fees related to a $5.0 million bridge loan provided by the Sprott Lenders to the Company in September and October 2017 to provide working capital until closing of the Initial Transaction (the “Bridge Loan”), (ii) payment of certain outstanding payables and general administrative expenses (including certain transaction fees related to the Implats Transaction), (iii) care and maintenance costs of the Maseve Mine during the sale closing period, and (iv) $5.0 million of the Company’s anticipated DFS costs. The Company is to place approximately $7.0 million in reserve and escrow accounts for dedication to the costs described at items (ii) and (iii) above. Proceeds from the Maseve Sale Transaction are to be used first to repay the Sprott Lenders ($40.0 million) and second to partially repay LMM (approximately $33.0 million).

In consideration for LMM’s consent to the Implats Transaction, the Company has, among other things:

(1)

Delivered an amended and restated LMM Credit Agreement (defined below) which, among other things: (a) amends the term of the LMM Facility to mature the later of September 30, 2018 and four months after the closing of the Plant Sale Transaction (closing expected before December 31, 2017); provided, that if the Plant Sale Transaction does not close by December 31, 2018, the maturity date shall be December 31, 2018 (the “New LMM Maturity Date”); (b) requires that 50% of net proceeds raised by the Company in an equity financing of over $500,000 be used for repayment of outstanding loan facilities; and (c) adds additional events of default for failing to be listed on the Toronto Stock Exchange (“TSX”), breaches under material agreements, a decrease in its equity ownership in Waterberg JV Co. beyond the decrease to occur as a result of the Implats Transaction and failing to close the Maseve Sale Transaction prior to December 31, 2018.

(2)

Agreed to raise $20.0 million in subordinated debt and/or equity within 30 days of the Sprott Facility due to the Sprott Lenders being repaid (expected to be repaid in late December, 2017 or in January, 2018) and raise a further $10.0 million in subordinated debt and/or equity before June 30, 2018. Proceeds in each instance are to repay and discharge amounts due firstly to the Sprott Lenders (if any) and secondly to LMM.

(3)

Delivered a termination agreement to the production payment agreement (“PPA”) between LMM and the Company pursuant to which the Company must either pay LMM $15.0 million before March 31, 2018 or $25.0 million between March 31, 2018 and the New LMM Maturity Date.

In consideration for the Sprott Lenders providing the Bridge Loan and the Sprott Lenders’ consent to the Implats Transaction, the Company has delivered an amendment to the Sprott Credit Agreement which: (a) amends the term of the loan to mature on the earlier of (i) January 31, 2018 and (ii) ten days after the closing of the Plant Sale Transaction; (b) requires that 50% of net proceeds raised by the Company in an equity financing of over $500,000 be used for repayment of outstanding loan facilities; (c) adds events of default for failing to be listed on the TSX, material breaches under material agreements, a decrease in equity ownership in Waterberg JV Co. beyond the decrease to occur as a result of the Implats Transaction and failing to close the Maseve Sale Transaction prior to December 31, 2018; and (d) requires the Company to pay the Sprott Lenders a cash bonus of $250,000, which was paid on September 26, 2017.

In October 2017, the Company agreed to pay to BMO and Macquarie an aggregate of $1.0 million within 15 business days of the closing of the Initial Transaction for services previously provided. In October 2017, the Company also agreed with BMO and Macquarie to pay BMO and Macquarie an aggregate of approximately $2.9 million following the repayment of the Sprott Facility and the LMM Facility for services previously provided.

On November 17, 2017, the Company repaid the Bridge Loan.

On December 22, 2017 the Sprott Lenders advanced the Company $2.75 million pursuant to a new bridge loan (the “New Bridge Loan”) whereby the Sprott Lenders will provide up to $5.0 million before January 31, 2018. The proceeds of the New Bridge Loan are to fund direct expenditures relating to the closure and ongoing care and maintenance of the Maseve Mine, reasonable corporate overhead expenditures and outstanding amounts due and owing to the Lenders. The New Bridge Loan is subject to the same security provisions, interest rate, and covenants as the existing Sprott Facility, as amended. The outstanding principal amount of the New Bridge Loan, together with any accrued but unpaid interest, will be immediately due and payable in full on the earlier of i.) the date which is 10 business days after the closing of the Plant Sale Transaction; ii.) the closing of any equity or debt financing by the Company; and iii.) January 31, 2018. In consideration for the New Bridge Loan the Sprott Lenders were paid a bonus fee of $250,000 on December 22, 2017.

Three-Year History

The following is a summary of the Company’s noteworthy developments over the last three fiscal years.

FISCAL YEAR 2015

November 2014	Termination of Project 1 New Lender Mandate

On November 3, 2014, the Company announced the termination of the mandate for a $195 million term loan facility previously entered into with a syndicate of lenders and announced on November 11, 2013.

December 2014	Sprott $40 Million Senior Secured Loan Facility

On December 9, 2014, the Company announced that the Company had entered into a term sheet with the Sprott Lenders for the Sprott Facility in the amount of $40 million at an interest rate of LIBOR plus 8.50%, compounded and payable monthly. Later, on February 16, 2015, the Company entered into a credit facility agreement (the “Sprott Credit Agreement”) regarding the Sprott Facility. The Company used the proceeds of the Sprott Facility for the development and operation of the Maseve Mine and for general working capital purposes.

The Company made or will be obligated to make certain payments to Sprott, including (a) a bonus payment made concurrently with execution and delivery of the Sprott Credit Agreement in the amount of $1,500,000, being 3.75% of the principal amount of the Sprott Facility, payable in 2,830,188 common shares of the Company issued on February 16, 2015 at a deemed price per share equal to $0.53 per common share of the Company; (b) a draw down payment to Sprott of $800,000, being equal to 2% of the amount being drawn down under the Sprott Facility, payable in 3,485,839 common shares issued on November 20, 2015 at a deemed price equal to $0.23 per common share of the Company; (c) a structuring fee comprised of a cash payment in the amount of $100,000, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee payable monthly until December 31, 2015 in cash equal to 4% per annum of the un-advanced principal amount of the Facility.

$113.8 Million Public Offering

On December 31, 2014, the Company announced the closing of a previously announced public offering of common shares (the “December 2014 Offering”). The Company issued 214.8 million common shares at a price of $0.53 per share, for aggregate gross proceeds of $113.844 million. The common shares issued included 7.2 million common shares issued pursuant to the exercise of an over-allotment option. BMO Capital Markets and GMP Securities L.P. acted as the underwriters and agreed to buy the offered shares on a bought deal basis. The net proceeds of the offering were intended to fund Phase 2 development at the Maseve Mine. The shares were offered by way of a short form prospectus filed in all provinces of Canada, except for Quebec, and were offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.

May 2015	Waterberg Unitization

On May 26, 2015, the Company announced that JOGMEC had committed to fund the next $20 million of joint venture funding at Waterberg. In conjunction with JOGMEC’s firm funding commitment, the Company, JOGMEC and empowerment partner Mnombo agreed to consolidate the Waterberg JV Project and the Waterberg Extension Project into one unitized project area, which is referred to as the Waterberg Project. The resulting new ownership interests in the Waterberg Project on unitization were as follows:

•	Platinum Group:	45.65% (1)

•	JOGMEC:	28.35%

•	Mnombo:	26.00%

(1)

As of August 31, 2017, Platinum Group indirectly owned an additional 12.97% interest in the Waterberg Project through its 49.9% interest in Mnombo, for a total 58.62% interest in the Waterberg Project. See “Recent Developments – Implats Transaction” with respect to the subsequent sale of interests in the Waterberg Project to Implats.

July 2015	Project 1 Mineral Resources and Reserves Update

On July 15, 2015, the Company announced that mineral resources and mineral reserves for Project 1 had been updated to account for the planned increased use of mechanized mining methods where the deposit is estimated to be thicker and accessible from nearby completed underground development. The updated mineral reserves were calculated using current three-year trailing metal prices and current cost estimates to July 2015, updated detailed surface and underground drilling results and a revised mine plan.

Fifth Independent Mineral Resource Estimate for Waterberg

On July 22, 2015 the Company reported an updated independent platinum, palladium and gold (collectively referred to as “3E”) resource estimate for the Waterberg Project, effective July 20, 2015.

FISCAL YEAR 2016

November 2015	$40 Million Sprott Facility

On November 20, 2015, the Company drew down $40 million working capital facility pursuant to the Sprott Credit Agreement. The Company issued 348,584 common shares to Sprott in connection with its draw down of the Sprott Facility at a deemed price of CDN$3.045 per share. The Sprott facility bears interest at 8.5% over US Libor. Sprott, in first lien position, agreed to amend its original terms and enter into an inter-creditor agreement to allow for the second lien position for the LMM Facility.

The Sprott Facility was later amended, or amended and restated, as applicable, on November 19, 2015, May 3, 2016, September 19, 2016, October 11, 2016, January 13, 2017, April 13, 2017, June 13, 2017 and September 25, 2017.

$40 Million LMM Facility

On November 20, 2015, the Company also drew down $40 million from the LMM Facility pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with LMM. Pursuant to the terms of the LMM Credit Agreement, the Company issued 348,584 common shares to LMM with its draw down of the LMM Facility at a deemed price of CDN$3.045 per share. The LMM facility bears interest at 9.5% over US Libor. Pursuant to the LMM Credit Agreement the Company entered into the PPA with LMM dated November 19, 2015. Under the PPA, the Company agreed to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the “Production Payment”).

Events of default under the Sprott Facility are also treated as events of default under the LMM Facility, and vice versa. Under the LMM Facility, the Company has provided a subordinated pledge of 100% of the shares of PTM RSA. The LMM Facility is subordinated to the Sprott Facility and scheduled to be repaid after Sprott. An event of default under the PPA triggers the payment of a termination fee based on a net present value of the Production Payments to be made under the PPA at a 5% discount rate. An event of default under the Sprott Facility or the LMM Facility is also treated as an event of default under the PPA. The Company holds the right to terminate the PPA upon payment of the termination fee.

The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA.

The LMM Facility was later amended, or amended and restated, as applicable on May 3, 2016, September 19, 2016, January 13, 2017, April 13, 2017, June 13, 2017, June 23, 2017 and October 30, 2017.

February 2016	Maseve Mine Commissioning

On February 9, 2016 the Company reported that operations at the Maseve Mine had successfully completed a 72-hour run test during hot commissioning of its concentrator facility. The mine produced its first concentrate for delivery to the Anglo Platinum Waterval smelter 40 km to the south of the mine. Since commissioning, operations have continued with further underground development and production ramp-up.

April 2016	Sixth Independent Mineral Resource Estimate for Waterberg On April 19, 2016 the Company reported an updated independent 3E resource estimate for the Waterberg Project, effective April 18, 2016.

May 2016	LMM Facility and Sprott Facility Amended

On May 5, 2016 the Company announced that the $40 million LMM Facility and the $40 million Sprott Facility were each amended effective May 3, 2016. Under the amendments, the provision whereby Maseve must reach and maintain on a three-month rolling average at least 60% of planned production for a three-month period was extended and the provision whereby Maseve must reach and maintain on a three-month rolling average at least 70% of planned production was also extended. In consideration of the amendments the Company issued 131,654 common shares of the Company to Sprott and 131,654 common shares of the Company to LMM priced at CDN$4.18 per share, less a seven and one-half percent discount.

$33.0 Million Public Offering

On May 26, 2016 the Company announced the closing of a previously announced public offering of common shares (the “May 2016 Offering”). The Company issued 11,000,000 shares at a price of $3.00 per share, for aggregate gross proceeds of $33,000,000. BMO Capital Markets, RBC Dominion Securities Inc. and Macquarie Capital Markets Canada Ltd. acted as the underwriters and agreed to buy the offered shares on a bought deal basis. The net proceeds of the offering were used for underground development and the ramp- up of production at the Maseve Mine. The shares were offered by way of a short form prospectus filed in all provinces of Canada, except for Quebec, and were offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.

FISCAL YEAR 2017

September 2016	Sprott and LMM Amendments

On September 19, 2016 the Company announced that Sprott and LMM had agreed to amend certain terms to the Sprott Facility and the November 2, 2015 $40 million LMM Facility, and together with the Amended and Restated Sprott Facility, the “Project 1 Working Capital Facilities”). Sprott agreed to defer 12 planned monthly repayments of the original $40 million Sprott Facility from commencing on January 31, 2017 to commencing on January 31, 2018. LMM agreed to defer 9 planned quarterly repayments of its original $40 million LMM Facility plus capitalized interest from commencing December 31, 2018 until June 30, 2019. LMM also agreed to defer the quarterly payment of interest due to LMM from commencing December 31, 2016 until December 31, 2017. During the additional twelve-month period interest continued to be accrued monthly and capitalized to principal. In consideration of the amendments, the Company issued 801,314 common shares of the Company as directed by the Sprott Lenders and 801,314 in common shares of the Company to LMM. The shares were priced at CDN$3.66 per share, less a ten percent discount.

October 2016	Sprott Lenders Provide $5.0 Million

On October 12, 2016 the Company announced that the Sprott Lenders had provided a $5.0 million second advance (the “Second Advance”) to the Company. The original $40.0 Sprott Facility with the Sprott Lenders dated February 13, 2015, as subsequently amended on November 19, 2015, May 3, 2016 and September 19, 2016, pursuant to which $40 million was advanced to the Company on November 20, 2015, was amended and restated effective October 11, 2016 to reflect the Second Advance and an increase to $45.0 million (the “Amended and Restated Sprott Facility”). Interest will accrue and become payable to Sprott monthly on any outstanding principal related to the Second Advance at a rate of LIBOR plus 8.5%, the same rate as for the original Sprott Facility. Other terms, conditions and covenants related to the Amended and Restated Sprott Facility are substantially the same as for the original Sprott Facility.

Under the terms of the Amended and Restated Sprott Facility, Sprott had a right to elect for earlier repayment of the Second Advance the from the proceeds of an equity or debt financing by the Company prior to December 31, 2017. On November 2, 2016 Sprott elected for early repayment of $2.5 million of the Second Advance from the proceeds of the November 2016 Offering, which the Company has repaid. The remaining $2.5 million principal balance of the Second Advance is to be repaid in six equal, monthly installments commencing on July 31, 2017; provided, that if the Company or any of its subsidiaries closes one or more equity or debt financing (excluding intercompany financings) on or before December 31, 2017, Sprott may elect to require the proceeds of such financing, net of reasonable financing costs, be paid to the Sprott Lenders in repayment of the remaining outstanding amount of the Second Advance. In consideration of the Second Advance, as a fee, the Company issued 113,963 common shares of the Company at a price of CDN$3.2428 per share, less a ten percent discount.

Waterberg Pre-Feasibility Study

On October 19, 2016 the Company announced positive results from an independent pre- feasibility study on the Waterberg Project (“WPFS”) contained in a technical report dated October 19, 2016 and titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” (the “WPFS Technical Report”). Platinum Group is to hold a 58.62% effective interest in the Waterberg Project (including through its minority interest in Mnombo) with JOGMEC holding a 28.35% interest. Empowerment partner Mnombo holds the balance of the joint venture. Highlights of the WPFS include (i) validation of the 2014 Waterberg Preliminary Economic Assessment (“PEA”) results for a large scale, shallow, decline accessible, mechanized platinum, palladium, rhodium and gold (“4E”) mine, (ii) annual steady state production rate of 744,000 4E ounces in concentrate, (iii) a 3.5 year construction period, (iv) on site life-of- mine average cash cost of $248 per 4E ounce including by-product credits and exclusive of smelter discounts, (v) after-tax net present value (“NPV”) of $320 million, at an 8% discount rate, using three-year trailing average metal prices, (vi) after-tax NPV of $507 million, at an 8% discount rate, using investment bank consensus average metal prices, (vii) estimated capital to full production of approximately $1.06 billion including $67 million in contingencies. Peak project funding estimated at $914 million, (viii) After-tax Internal Rate of Return (“IRR”) of 13.5% using three-year trailing average price deck, (ix) after-tax IRR of 16.3% at investment bank consensus average metal prices, (x) probable reserves of 12.3 million 4E ounces (2.5 g/t 4E cut-off), (xi) indicated resources updated to 24.9 million 4E ounces (2.5 g/t 4E cut-off) and deposit remains open on strike to the north and below a 1,250 meter arbitrary depth cut-off.

November 2016	$40 Million Public Offering

On November 1, 2016 the Company announced closing of a public offering of common shares (the “November 2016 Offering”) pursuant to which the Company issued 22,230,000 common shares at a price of $1.80 per share, for aggregate gross proceeds of approximately $40 million. BMO Capital Markets and RBC Dominion Securities Inc. acted as the underwriters and agreed to buy the shares on a bought deal basis. The net proceeds of the November 2016 Offering will be used for (i) underground development and production ramp-up of the Project 1 Maseve Platinum Mine, (ii) working capital during start-up, (iii) repayment of all or a portion of the $5.0 million Second Advance (defined below) received by the Company under the Amended and Restated Sprott Facility (defined below), and (iv) general corporate purposes. The November 2016 Offering was made pursuant to an effective shelf registration statement previously filed on October 14, 2016 with the SEC and a corresponding Canadian base shelf prospectus (“Base Shelf”) filed with the securities regulatory authority in each of the provinces of Canada, except Quebec. In relation to the offering, a prospectus supplement to the Base Shelf was filed on October 25, 2016 with the SEC and with the securities regulatory authority in each of the provinces of Canada, except Quebec.

January 2017	$28.75 Million Public Offering

On January 31, 2017 the Company announced the closing of a public offering (the “January 2017 Offering”) pursuant to which the Company issued 19,693,750 common shares at a price of $1.46 per share, for aggregate gross proceeds of $28,752,875, including the full exercise of an over-allotment option granted to the underwriters in connection with the offering. The net proceeds of the January 2017 Offering were used for (i) underground development and production ramp-up of the Maseve Mine, (ii) working capital during start-up, and (iii) general corporate purposes.

April 2017	$20 Million Public Offering

On April 26, 2017 the Company announced the closing of a public offering (the “April 2017 Offering”) pursuant to which the Company issued 15,390,000 common shares at a price of $1.30 per Share, for aggregate gross proceeds of $20,007,000. The net proceeds of the April 2017 Offering were used for (i) underground development and production ramp up of the Maseve Mine; (ii) working capital; (iii) repayment of a $2.5 million outstanding amount of a prior second advance under the Sprott Facility; and (iv) general corporate purposes.

June 2017	Waterberg DFS Engineering Work Update

On June 15, 2017 the Company reported that DFS engineering work on the Waterberg Project was underway, including infill drilling, resource modelling, mine plan optimization and infrastructure engineering. Detailed drilling targeting higher grade, thicker portions of the deposit was in progress, the objective of the drilling being to move portions of the deposit into the measured resource category and to investigate the best grade portions for inclusion in early mine planning. License and permitting application work was also underway.

The Company also reported that several holes drilled in late 2016 returned assays including the following intercepts:

•	North Super F Zone Borehole WE097D3 returning 45.1 meters of 4.64 g/t 3PGE, including 16.6 meters of 7.28 g/t 3PGE;

•	North Super F Zone Borehole WE096D0 returning 25.81 meters of 3.62 g/t 3PGE, including 6.15 meters of 4.89 3PGE; and

•	T Zone Borehole WB211D2 returning 6.55 meters of 5.81 g/t 3PGE.

The true width of the shallow dipping (30° to 35°) mineralized zones that were sampled are approximately 82% to 87% of the reported interval from the vertical intercept. For the efficient application of bulk mining methods and for mine planning, the Company believes that vertical intercepts of 3 meters or more are desirable. Increased grade thickness zones associated with minor footwall troughs or bays along the 13 km long layered complex were identified. Infill drilling is confirming and adding definition to these zones, which will allow them to be prioritized in an updated mine plan for the DFS.

Important detailed infrastructure planning has commenced for the Waterberg Project, including power line environmental and servitude work by Eskom and detailed hydrogeological work to source ground water. Eskom has progressed electrical power connection planning for a 65 km, 140MW line to the project. Hydrological work identified several large-scale water basins that are likely able to provide potable and mine process water for the Waterberg Project and local communities.

$20 Million 6 7/8% Convertible Senior Subordinated Notes Due 2022

On June 30, 2017 the Company issued and sold to certain institutional investors $20 million aggregate principal amount of convertible senior subordinated notes due 2022 (the “Notes”) pursuant to applicable U.S. and Canadian private placement exemptions. The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company, or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. Subject to certain exceptions including beneficial ownership and issuance caps, the Notes are convertible at any time at the option of the holder, and may be settled, at the Company’s election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Notes is 1,001.1112 common shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s common shares of $0.8686 per share on June 27, 2017. The conversion rate will be subject to adjustment upon the occurrence of certain events. The Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all of the Company’s existing and future senior indebtedness pursuant to the indenture governing the Notes. The Company used the net proceeds from the sale of the Notes for working capital at the Maseve Mine; for work on the DFS on the Waterberg Project; for general and administrative expenses; and for general working capital purposes. The Notes were offered and sold to certain institutional investors in a transaction that is exempt from the registration requirements of the U.S. Securities Act.

July 2017	Restructuring of Maseve Mine

On July 7, 2017 the Company announced it was taking steps to restructure its mining operations at the Maseve Mine in South Africa due to the slower than planned production ramp up. The restructuring was to involve a change in primary mining method and cost reductions to create a sustainable future for the mine. The changes were operationally driven to align costs with a more gradual ramp-up of production using more selective mining methods. The restructuring aimed to reduce ongoing costs and achieve positive, sustainable cash flows utilizing already-established infrastructure. Restructuring work at the Maseve Mine was suspended in early September 2017 prior to the Maseve Sale Transaction.

B.	Business Overview

General

The Company is a platinum and palladium focused exploration, development and operating company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

Currently, the Company considers the Waterberg Project to be its sole material mineral property. The Company is in the process of selling all of its rights and interests in the Maseve Mine, which is currently on care and maintenance, and the Company also holds interests in various early-stage exploration projects located in Canada and in South Africa. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Principal Products

Our principal product from the Waterberg Project, in accordance with the PFS, is planned to be a PGM bearing concentrate. The concentrate will contain certain amounts of eight elements payable to the Company’s account comprised of platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel. Pursuant to the Implats Transaction, Implats has acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project.

Specialized Skill and Knowledge

Various aspects of our business require specialized skills and knowledge, including the areas of geology, engineering, operations, drilling, metallurgy, permitting, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting. We face competition for qualified personnel with these specialized skills and knowledge, which may increase our costs of operations or result in delays.

Pursuant to the Implats Transaction, Implats will be an active participant in the completion of a DFS for the Waterberg Project. Should Implats exercise the Purchase and Development Option, Implats will become the majority owner and will have the right to appoint the manager of the Waterberg Project. Implats is one of the world’s foremost fully integrated producers of platinum and associated PGEs. The group produces approximately a quarter of the world’s supply of primary platinum. Implats produced 1.44 million ounces of platinum and 2.91 million ounces of PGEs in FY2016. Implats’ operations are located on the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe, two of the most significant PGE-bearing ore bodies in the world. In Southern Africa Implats is structured around five main operations namely Impala, Zimplats, Marula, Mimosa and Two Rivers with headquarters based in Johannesburg, South Africa.

Social or Environmental Policies

Corporate Social Responsibility

Being a responsible corporate citizen means protecting the natural environment associated with our business activities, providing a safe workplace for our employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where we operate so that we can enhance the lives of those who work and live there beyond the life of such operations. We take a long-term view of our corporate responsibility, which is reflected in the policies that guide our business decisions, and in our corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group. Our goal is to ensure that our engagement with our stakeholders, including our workforce, industry partners, and the communities where we operate, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, we can address specific concerns of our stakeholders and work cooperatively and effectively towards achieving this goal.

Social and Labour Plans

The Waterberg Social and Labour Plan (the “Waterberg Social and Labour Plan”) is currently being developed pursuant to South African Department of Mineral Resources (“DMR”) guidelines for social and labour plans and will be submitted in accordance with section 46 of the MPRDA (defined below) once an application for a mining right for the Waterberg Project is lodged with the DMR. The objective of a social and labour plan is to align the Company’s social and labour principles with the related requirements established under the Mining Charter.

These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project. Contractors will be required to comply with the Waterberg Social and Labour Plan and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc. In terms of human resources training, the Waterberg Social and Labour Plan will establish objectives for adult-based education training, learnerships and development of skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships. The Waterberg Social and Labour Plan will also plan to establish local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programmes for small scale industry, agriculture, entrepreneurship and health and education.

Labour in South Africa

The gold and platinum mining industries in South Africa witnessed significant labour unrest in recent years and demands for higher wages by certain labour groups. Both legal and illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In June 2014, the Association of Mineworkers and Construction Union accepted a negotiated wage settlement to end a five-month long strike affecting a significant proportion of the platinum industry. To date, the Company has seen no adverse labour action on its operations in South Africa and the retrenchment processes at the Maseve Mine were peaceful and orderly. See “Risk Factors”.

Environmental Compliance

The Company’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various state, provincial and local laws and regulations in the countries in which the Company conducts its activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, hazardous substances and other matters. Company management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on the Company’s competitive position. The Company intends to obtain and maintain all licences and permits required by all applicable regulatory agencies in connection with its mining operations and exploration activities. The Company intends to maintain standards of compliance consistent with contemporary industry practice.

Competitive Conditions

The global PGM mining industry has historically been characterised by long-term rising demand from global automotive and fabrication sectors on the one hand and constrained supply sources on the other. South Africa’s PGM mining sector has been the largest and fastest growing sector in the South African mining industry until recently, representing approximately 80% of global supply. Since mid-2012 global economic uncertainty, recycling and slow growth have created a weak market for PGMs. Lower market prices for PGMs combined with labour unrest has caused stoppages and closures of some higher cost platinum mines and shafts in South Africa. Almost all of the South African platinum and palladium supply comes from the geographic constraints of the Western, Northern and Eastern Limbs of the Bushveld Complex, resulting in a high degree of competition for mineral rights and projects. South Africa’s PGM mining sector remains beholden to economic developments in the global automotive industry, which currently accounts for approximately 41% of the total global demand for platinum. A prolonged downturn in global automobile and light truck sales, resulting in depressed platinum prices, often results in declining production as unprofitable mines are shut down. Alternatively, strong automobile and light truck sales combined with strong fabrication demand for platinum, most often results in a more robust industry, creating competition for resources, including funding, labour, technical experts, power, water, materials and equipment. There is not a material seasonal effect or influence on the PGM market or business. Since late 2015 the price of palladium has approximately doubled due to rising automotive sector demand. The South African industry is dominated by three or four producers, who also control smelting and refining facilities. As a result, there is general competition for access to these facilities on a contract basis. If the Company moves towards production on the Waterberg Project, it will become exposed to many of the risks of competition described herein. See “Risk Factors”.

Employees and Contractors

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 6 individuals. The Company’s complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 105 individuals, inclusive of approximately 17 individuals active at the Waterberg Project conducting exploration and engineering activities related to the planned completion of a DFS by the end of calendar 2018 or early 2019. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required. Operations at the Waterberg Project are funded by Waterberg JV Co and its shareholders.

The Maseve Mine is currently on care and maintenance, pending the completion of the Maseve Sale Transaction. As at November 30, 2017, the labour force at the Maseve Mine totalled approximately 78 people, of whom 20 are employees of Maseve and 58, inclusive of 43 security personnel, are employed by third party contractors or consultants.

RBPlat will be granted a sub-contractor arrangement for the Maseve Mine and for carrying out care and maintenance services during the period between the date of grant of the Competition Approval and the date of Ministerial Consent. The Company will be responsible for 50% of care and maintenance costs at Maseve after Competition Approval until the earlier of the date of Ministerial Consent and the date upon which RBPlat utilizes the surface infrastructure of the Maseve Mine for its own purposes. The Company expects that its required complement of employees and contractors at Maseve will decrease subsequent to the grant of Competition Approval.

Foreign Operations

The Company conducts its business in South Africa. South Africa has a large and well-developed mining industry. This, among other factors, means the infrastructure in many areas is well-established, with well-maintained roads and highways as well as electricity distribution networks, water supply and telephone and communication systems. Electrical generating capacity has been strained by demand in recent years in South Africa, but additional capacity is currently under construction. Additional water infrastructure will also be required. See “Risk Factors”.

There is also access to materials and skilled labour in South Africa due to the existence of many platinum, chrome, gold and coal mines. Smelter complexes and refining facilities are also located in South Africa. South Africa has an established government, police force and judiciary as well as financial, health care and social institutions, although such institutions underwent significant change following the fall of apartheid and free elections in 1994, and are continuing to be developed. The system of mineral tenure was overhauled by new legislation in 2002, which came into force in 2004. Since 1994, South Africa has been considered an emerging democracy. See “Risk Factors”.

Mineral Property Interests

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company’s key development project and exploration targets are located in the Bushveld Complex in South Africa. The Bushveld Complex is comprised of a series of distinct layers or reefs, three of which contain the majority of the economic concentrations of platinum group metals (together, “PGMs”, and the subset of 4E PGMs consisting of platinum, palladium, rhodium and gold, or the subset of 3E PGMs consisting of platinum, palladium and gold) within the Bushveld Complex: (i) the Merensky Reef (“Merensky” or “MR”), which occurs around the Western Limb of the Bushveld Complex, (ii) the Upper Group 2 Layer or Reef (“UG2”), which occurs around the Eastern Limb of the Bushveld Complex and (iii) the Platreef (“Platreef”), found within the Northern Limb. These reefs exhibit extensive geological continuity and predictability and have an established history of economic PGM production. The Merensky, UG2 and Platreef have been producing PGMs since the 1920s, 1970s and 1990s, respectively.

Overview of the Bushveld Complex
(Map not drawn to scale)

Notes:

1	Anglo American Platinum Limited owns a 33% stake.
2	Comprised of Bathopele, Siphumelele and Thembelani mines and purchased by Sibanye Gold Limited in October, 2016.

For a further discussion of the Company’s material and non-material mineral properties, see Item 4.D. – Property, Plant and Equipment.

South African Regulatory Framework

The Company is subject to South African government regulations that affect all aspects of the Company’s operations. Accordingly, the sections below set out the primary laws and regulatory concepts to which the Company is subject.

Black Economic Empowerment in the South African Mining Industry

The transition from an apartheid regime to a democratic regime brought with it a commitment by the South African state, as enshrined in the Constitution, to take legislative and other measures to redress the results of past racial discrimination against black South Africans, or as the Mining Charter defines them, “HDSAs”. The MPRDA uses the term historically disadvantaged person with reference to HDSAs. Under the MPRDA, the concept includes any association, the majority of whose members are HDSAs as well as juristic persons if HDSAs own and control the majority of the shares and control the majority of the shareholders’ votes. The Mineral and Petroleum Resources Development Amendment Bill, 2013 to the MPRDA (the “Amendment Bill”) was approved by the Parliamentary Portfolio Committee on Mineral Resources and by the National Council of Provinces during March 2014, as well as by the national parliament during April 2014. The Amendment Bill was returned to Parliament by the President due to concerns over the constitutionality of various provisions. Minor amendments have been made to the Amendment Bill which has again been approved by the National Assembly and is being further debated in the National Council of Provinces. It is uncertain whether the Amendment Bill in its current form will be assented to by the President. In the event the Amendment Bill is passed in its current form, it will, among other things, amend the term HDSA to refer to South African citizens, a category of persons or a community, disadvantaged by unfair discrimination before the Constitution came into operation which should be representative of the demographics of the country. In addition, the Amendment Bill will amend the definition of the MPRDA to include the Mining Charter, the Codes of Good Practice for the Minerals Industry (the “Mining Codes”) and the Housing and Living Conditions Standards for the Minerals Industry, 2009 (“Standards”), as discussed below. The effect of the Amendment Bill will be to give the South African Minister of Mineral Resources (the “Minister”) the authority to suspend or cancel prospecting or mining rights in the event that the holder is in breach of the Mining Charter, the Mining Codes or the Standards.

This concept and process to take legislative and other measures to redress the results of past racial discrimination against black South Africans is known in South Africa as broad-based black economic empowerment, or “BEE”. The mining industry was one of many industries identified by the South African government as requiring reform to bring about equitable benefit from South Africa’s mineral industry to all South Africans and to promote local and rural development and social upliftment of communities affected by mining.

The regulatory regime governing the South African mining industry has therefore fundamentally changed over the past decade. Legislation governing mining and BEE within the mining sector includes, among other laws, the MPRDA, the Mining Codes and the Standards pursuant to the MPRDA, the Mining Charter, the Mining Charter Scorecard and the Mining Titles Registration Act No. 16 of 1967 (as amended). The aforementioned legislation, however, is industry specific and the generic BEE regulatory framework in South Africa is regulated in terms of the BEE Act, which sets outs the South African government’s policy in respect of the promotion of BEE. The BEE Act also permits the Minster of Trade and Industry to publish generic BEE Codes of Good Practice (“Generic BEE Codes”), being codes of good practice that address, among other things, the indicators to measure BEE and the weightings to be attached to such indicators.

The Generic BEE Codes were originally published in 2007 and set out seven indicators or elements in terms of which BEE compliance is measured. Each element has a scorecard in terms of which various sub-elements are set out, together with a target for compliance with each sub-element and a corresponding number of weighting points. An entity’s BEE compliance is measured in terms of each of these scorecards and the aggregate score will then determine that entity’s BEE compliance level. Independent BEE verification agencies are authorized to verify an entity’s compliance and provide it with a verification certificate which will set out its score and confirm its BEE compliance level. The seven elements of BEE compliance set out in the original Generic BEE Codes are ownership (which measures the extent to which black people own the measured entity), management control (which measures the extent to which black people form part of the board of directors and top management of the entity), employment equity (which measures the extent to which black people are employed with the various management levels of the entity), skills development (which measures the extent to which the entity has undertaken skills training for the benefit of its black employees), preferential procurement (which measures the extent to which the entity procures goods and services from BEE compliant and black-owned companies), enterprise development (which measures the extent to which the entity has contributed towards the development of black-owned or BEE compliant companies), and socio-economic development (which measures the extent to which the entity has contributed towards the economic development of black people).

The original Generic BEE Codes were amended on October 11, 2013 and such amendments became effective from May 1, 2015. Generally speaking, the amended Generic BEE Codes seek to make BEE compliance more onerous to achieve. The total number of points required to achieve certain levels of BEE compliance have been increased. The elements of management control and employment equity have been consolidated into a single element referred to only as management control, and the elements of preferential procurement and enterprise development have been consolidated into a single element referred to as enterprise and supplier development. The elements of ownership, skills development and enterprise and supplier development are classified as priority elements to which minimum thresholds of compliance attach and subjects an entity to a penalty of a reduction in its BEE compliance status by one level if the entity fails to achieve any of such minimum thresholds.

In addition, the BEE Act was amended by The BEE Amendment Act, which came into operation on October 24, 2014.

The provisions of section 3(2) set out in the BEE Amendment Act states that “in the event of any conflict between this Act and any other law in force immediately prior to the date of commencement of the Broad-Based Black Economic Empowerment Act, 2013, this Act prevails if the conflict specifically relates to a matter dealt with in this Act” (the “Trumping Provision”). The BEE Amendment Act provides that section 3(2) will come into effect one year after the date on which the President proclaims the BEE Amendment Act into law and therefore became operative on October 24, 2015. However, on October 30, 2015 the Minister of Trade and Industry exempted the DMR from applying the Trumping Provision until October 31, 2016 on the basis that the alignment of the Mining Charter with the BEE Act and the BEE Codes is still ongoing. There has not been a further extension of this exemption.

Section 10(1)(a) set out in the BEE Amendment Act provides that “every organ of state and public entity must apply any relevant code of good practice issued in terms of this Act in determining qualification criteria for the issuing of licences, concessions or other authorizations in respect of economic activity in terms of any law”. This will require all governmental bodies to apply the Generic BEE Codes or other relevant codes of good practice when procuring goods or services or issuing licenses or other authorizations under any other laws, and to penalize fronting or misrepresentation of BEE information.

The provisions of section 3(2) and 10(1)(a) indicate that the DMR would be obliged to apply the provisions of the BEE Act and of any BEE code of good practice gazetted in terms of the BEE Act when issuing rights, permissions or permits in terms of the MPRDA in the future.

A code of good practice refers to the Generic BEE Codes or any sector-specific code of good practice which has been developed and gazetted in terms of the provisions of the BEE Act after consultation with the relevant industry stakeholders and the Department of Trade and Industry. It does not include the Mining Charter. The implications of the above provisions of the BEE Amendment Act are that unless a mining sector code is developed and gazetted, or unless a further exemption is granted by Ministers of Trade and Industry, the DMR would not be entitled to apply the Mining Charter when issuing rights, permissions or permits (after commencement of the abovementioned sections of the BEE Amendment Act) and would be required to apply the Generic BEE Codes. While the target for ownership under the Generic BEE Codes is the same as in the Mining Charter i.e. 26%, the remaining elements in terms of which BEE compliance is measured are materially different from those set out in the Mining Charter. In addition, the extent of BEE compliance is determined under the Generic BEE Codes with reference to an entity’s overall score and corresponding BEE compliance level, and the Mining Charter’s scorecard does not contain the same methodology. Thus, if the Generic BEE Codes were to apply to the mining industry, it would place the industry at a disadvantage and create uncertainty.

Section 10(2)(a) set out in the BEE Amendment Act provides that “the Minister may, after consultation with the relevant organ of state or public entity, exempt the organ of state or public entity from a requirement contained in subsection (1) or allow a deviation therefrom if particular objectively verifiable facts or circumstances applicable to the organ of state or public entity necessitate a deviation”. Such an exemption or deviation is required to be published in the government gazette. It seems possible, but it is not certain whether the DMR could apply for such an exemption in respect of the mining industry.

The DMR and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMR continues to apply the provisions of the Mining Charter and not the Generic BEE Codes. The draft Mining Charter issued in 2017, and discussed in more detail below, purports to align the Mining Charter with the BEE Act and Generic BEE Codes.

It is important to bear in mind that none of the Mining Charter, the Mining Charter Scorecard or the Mining Codes are drafted as legislative documents. They are instruments of policy and as such are frequently ambiguous, loosely worded and difficult to interpret with precision.

The MPRDA seeks to facilitate participation by HDSAs in mining ventures. Complying with the HDSA regime is a prerequisite for being granted and maintaining prospecting and mining rights. Every application for a mining right under the MPRDA must demonstrate that the granting of such right will:

•

substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mineral and petroleum industry in order to benefit from the exploitation of the nation’s mineral and petroleum resources; and

•	promote employment and advance the social and economic welfare of all South Africans.

The Mining Charter

The original mining charter was developed to give substance and guidance to the empowerment provisions under the Mining Charter, which came into effect on August 13, 2004. The Mining Charter set out a number of targets which were to be achieved by mining companies by 2009 and 2014. Among other targets, mining companies had to achieve a 15% HDSA ownership by 2009 and a 26% HDSA ownership by 2014. Ownership relates to ownership of mining assets, whether through the holding of equity, partnership, joint venture or direct holding. On July 14, 2004, the (then) Department of Minerals and Energy released a clarification document (“Clarification Document”) to provide policy guidance on the interpretation and implementation of the MPRDA and the Mining Charter. This document was intended to clarify the BEE requirements for unused mining or prospecting licenses and pending prospecting right applications. However, the Clarification Document concluded by stating that all other applications for rights not mentioned in the Clarification Document and in the custodianship of the state will be subject to a minimum of 26% BEE participation. Consequently, and as a matter of policy, the DMR required and continues to require a minimum 26% HDSA ownership for the grant of all new mining right applications.

Notwithstanding the uncertainties in BEE legislation applicable to mining companies with regard to the measurement of HDSA ownership, it is accepted practice (as confirmed in section 2.1.2 of the Mining Codes) that the so-called flow-through and modified flow-through principles are applicable to the calculation of indirectly held HDSA interests (i.e. where there is partial HDSA ownership in a corporate structure above the level of the company holding the prospecting or mining right). In terms of the flow-through principle, the level of indirect ownership, proportionally reduced to reflect partial HDSA shareholding in intermediate companies, would be calculated to determine the proportional indirect HDSA shareholding in the company holding the right. Under the modified flow-through principle, a company with more than 50% HDSA ownership (defined as a HDSA Company in the Mining Charter) may, at any one level in a corporate structure, attribute 100% HDSA ownership to that company for the purposes of applying the flow-through principle.

On September 13, 2010, the current Mining Charter came into effect setting targets (some of which remain the same as those in the previous mining charter) to be achieved by mining companies by December 31, 2014 (the implementation of which needs to be reported to the DMR by mining companies in 2015), which targets include:

•	Ownership: this entails 26% meaningful economic participation by HDSAs and 26% full shareholder rights for HDSAs. The Mining Charter refers to BEE entities as opposed to HDSA companies but retains the 26% ownership target.

•	Housing and living conditions: occupancy rate of employee accommodations of one person per room and all conversion of employee hostels must be fully achieved.

•	Procurement and enterprise development:

o	a minimum procurement of 40% of capital goods, 70% of services and 50% of consumer goods from BEE entities; and

o	ensure that multinational suppliers of capital goods contribute at least 0.5% of their annual income generated from local mining companies towards a fund for the purposes of socio- economic development of local communities.

•	Employment equity: 40% HDSA participation at Board level, at executive committee level, in middle management, in junior management and 40% HDSA participation within core skills.

•	Human resource development: 5% human resource development expenditure focused on HDSAs as a percentage of total annual payroll.

•	Mine community development: implementation of approved community projects.

•	Sustainable development and growth:

o	implementation of approved EMP measured annually against the approved plans;

o	implementation of action plans on health and safety measured annually against the approved plans; and

o	utilization of South African based research facilities for the analysis of all South African sourced mineral samples.

•

Beneficiation: contribute a percentage of additional production volume towards local beneficiation of mineral commodities in accordance with the beneficiation strategy introduced pursuant to the terms of section 26 of the MPRDA. No such strategy has yet been finalized.

•	Reporting: submission of annual reports to the DMR in respect of compliance with the Mining Charter.

The Mining Charter includes targets, measures and weightings by which mining right holders are assessed against the obligations according to the Mining Charter Scorecard. Failure of a company to meet its obligations in relation to the Mining Charter could lead to the suspension or cancellation of its New Order Rights and could have a negative impact on applications for New Order Rights.

On April 15, 2017, the Minister of Mineral Resources announced the implementation of the Revised Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2016 ("Mining Charter 3") which set out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for both prospecting and mining rights holders. The Mining Charter 3 provides revised ownership structures for mining rights holders, and new prospecting rights holders respectively. Under the Mining Charter 3, new prospecting rights holders will be required to apportion a minimum of 50% + 1 Black Persons shareholding which shareholding shall include voting rights, per prospecting right or in the company which holds the right. New mining rights holders will be required to have a minimum 30% Black Person shareholding (a 4% increase from the required 26%) which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right.

The 30% Black Person shareholding for holders of mining rights will be required to be apportioned in the following manner whereby a minimum of (i) 8% of the total issued shares of the holder shall be issued to ESOPs (or any similar employee scheme structure); (ii) 8% of the total issued shares of the Holder shall be issued to Mine Communities (or in the form of a community trust); and (iii) 14% of the total issued shares of the holder shall be issued to BEE Entrepreneurs. Holders who have already attained 30% BEE shareholding are not required to apportion their existing BEE shareholding in accordance with the prescripts of the Mining Charter 3. Furthermore, holders who have attained 26% BEE shareholding are required to increase to 30% BEE shareholding within the transitional period of 12 months, but will not be required to further restructure and apportion their BEE shareholding.

Following the announcement of the Mining Charter 3, the Chamber of Mines applied to have the High Court of Gauteng, Pretoria ("High Court") review the document on the basis of constitutional, procedural and administrative irregularities. The implementation of Mining Charter 3 has since been suspended. This comes after the Minister of Mineral Resources gave a written undertaking that it would not be implemented until the review application was heard before the full bench of the High Court, now to be heard in a three day hearing set to commence on February 19, 2018. As a result of the impending judicial review of the Mining Charter 3, the effect of the revised targets and provisions contained therein are suspended until the High Court makes a final ruling.

New Order Mining and Prospecting Rights Under the MPRDA

All of the Company’s prospecting and mining rights are so-called new order rights (i.e. rights granted under the MPRDA) as opposed to old order rights, being rights granted under pre-MPRDA legislation. Under the MPRDA, mining companies operating in South Africa were required to apply for conversion of old order rights into new order prospecting and mining rights issued by the South African state in terms of the MPRDA. New order rights in respect of mining are granted for a maximum period of 30 years, with renewals of up to 30 years at a time. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

The new order rights are transferable only with the approval of the Minister and are subject to various terms and conditions, including commencement of operations within specified periods, maintenance of continuing and active operations and compliance with work programs, social and labour plans, EMPs and empowerment requirements.

New order rights can be suspended or cancelled by the Minister if a holder has breached its obligations under the terms of the rights and has failed to remedy such breach after written notice of the breach from the Minister and after being given an opportunity to respond. In addition, mining rights could potentially be cancelled for non-compliance with the Mining Charter.

Resource Nationalism

The concept of resource nationalism encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in corporate entities exploiting natural resources, with or without compensation. The current South African government has publicly stated that it does not intend to nationalize the mining industry.

At its 53rd national conference in December 2012, the ANC debated its previously commissioned “State Intervention in the Minerals Sector” report (SIMS Report), and wholesale nationalization was rejected. It was resolved that state intervention in the economy would focus on beneficiation. Strategic minerals, which include platinum group metals, coal and iron ore, will be identified and special public policy measures may be put in place. Further state interventions could include “state ownership” through the state mining company, and mineral resource rents through the imposition of new taxes or a super-profits tax.

Environment

South Africa has a comprehensive and constantly evolving environmental regulatory framework, particularly relating to mining. The Constitution entrenches the right to an environment that is not harmful to human health or well-being and imposes a duty to protect the environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and NEMA, as well as various other related laws, grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, such that claims can be made against private and public entities and the South African government.

Environmental impacts of mineral resource operations (including prospecting and mining of mineral resources and exploration and production of petroleum) are, at present, primarily regulated by four pieces of legislation, namely, the MPRDA, NEMA, NEMWA and NWA.

South African environmental law is largely permit-based and requires businesses whose operations may have an environmental impact to obtain licenses and authorizations from the DMR and the DWS for those operations. These typically contain conditions that may be reviewed periodically to make the environmental standards which the holder is required to meet more stringent. Environmental legislation also stipulates general compliance requirements. It incorporates a “polluter pays” principle and also imposes a duty on a group of specified parties wider than the actual polluter to take reasonable measures to assess and address pollution (even that which was authorized by law). This duty is retrospective in its application. A failure to take such measures may result in governmental authorities taking measures against, and recovering costs from, a wider range of parties than the one on whom the duty primarily rests. This latter group includes a successor in title to a person, a lender or a shareholder of a company, who caused the pollution, although the potential liability of shareholders and lenders have not yet been considered by South African courts.

NEMA provides for the appointment of Environmental Management Inspectors and Environmental Mineral Resource Inspectors at the Department of Environmental Affairs and DMR respectively. These inspectors have wide-ranging powers and can undertake both announced and unannounced inspections and investigations. Criminal prosecutions have been initiated and directives and compliance notices issued following a number of these inspections.

Under NEMA, it is a criminal offence for any person unlawfully and intentionally or negligently to commit any act or omission which causes, has caused or is likely to cause significant environmental pollution or degradation or unlawfully and intentionally or negligently commit any act or omission which detrimentally affects or is likely to affect the environment in a significant manner. A maximum criminal fine of up to Rand 10 million and/or a prison term of up to ten years may be imposed for such an offence.

Directives or compliance notices can also be issued under NEMA, the MPRDA or the NWA for the temporary or permanent shut down of facilities at a mining operation or the entire mining operation. Directors and certain employees can also be held criminally liable in their personal capacity under NEMA.

The environmental regulation of mining underwent a recent transition. NEMA is now the primary environmental legislation regulating mining and not the MPRDA. Due to this transition, the majority of the MPRDA’s environmental regulation provisions were deleted (“Pre-MPRDA Amendment Act Environmental Provisions”) and the National Environmental Management Laws Amendment Act, No. 25 of 2014 (“NEMLAA”) introduced specific provisions regulating mining into NEMA. The Minister of Mineral Resources has however retained the bulk of his environmental regulation competencies under the NEMLAA’s amendments, to be undertaken in accordance with NEMA. This transition has created some gaps which include that not all of the necessary amendments have yet commenced under the MPRDA and the necessary regulations under NEMA are outstanding.

Under the Pre-MPRDA Amendment Act Environmental Provisions, before 8 December 2014, environmental management plans and environmental management programmes (“EMPs”) were required to be approved by the relevant delegated authority at the DMR before a prospecting right or mining right respectively became effective.

In addition to requiring that an EMP be approved under the MPRDA, an environmental authorization (“EA”) was required for certain activities that are incidental to mining, listed in a series of EIA Regulations published under the NEMA. This includes vegetation clearance; construction of roads, facilities in proximity to a watercourse and facilities that may cause pollution; and storage of dangerous goods, where the activities exceeded specified thresholds (“Listed Activities”). An EA was not required for mining or prospecting activities.

This position changed on 8 December 2014 when the 2015 EIA Regulations commenced under NEMA, replacing the 2010 EIA Regulations. Mining and prospecting activities that commenced after this date required an EA, as do associated infrastructure, structures and earthworks directly related to the prospecting and extraction of a mineral resource.

There are presently no provisions in force in the MPRDA or NEMA deeming EMPs approved under the MPRDA to be EAs issued under the NEMA, which creates gaps in relation to the obligations of mineral right holders with an approved EMP. Certain 2013 amendments to the MPRDA (following the implementation of the

Mineral and Petroleum Resources Development Act No. 49 of 2008 (“MPRDA Amendment Act, 2008”)) introduced a deeming provision however it has not yet commenced. This provision provides that an EMP approved under the MPRDA before and at the time of the NEMA coming into force will be deemed to have been approved and an EA issued in terms of NEMA. The Amendment Bill proposes to amend the MPRDA Amendment Act, 2008’s deeming provision to correct the incorrect reference of the NEMA to the NEMLAA. The National Environmental Laws Amendment bill B14-2017 ("NEMA Bill") also has a provision that EMPs approved under the MPRDA will be deemed to be EAs issued under NEMA. The Amendment Bill and NEMA Bill have however not yet been enacted into law. There are also no transitional provisions deeming approvals to EMP applications that were submitted before NEMLAA and approved after NEMLLA to be deemed to be EAs. This has created the situation where strictly speaking applicants for mineral rights are now required to submit an application for an EA, despite an application for EMP approval being previously submitted. In practice however, the DMR views EMPs submitted under the MPRDA to be EAs.

NEMA requires an EA before Listed Activities commence and it is a criminal offence to commence such Listed Activity without the required EA. A person who has commenced a Listed Activity without an EA may apply for rectification of this state of affairs but would be required to pay a maximum administrative fine of R5 million, and may face criminal penalties.

Under the NWA, water cannot be owned, but is instead held in trust for the people of South Africa under the State’s custodianship. A water use license (“WUL”) is required to undertake certain water uses specified in the NWA. This includes water storage; abstraction; disposal of waste water into the environment; dewatering a mine; and impacting on watercourse’s flow. Generally, large scale water users, such as mines, are required to either apply for WULs or, in certain cases, only to register water uses if small water volumes are abstracted or stored or the impacts to watercourses are low. In certain instances, an entity may continue with a water use that was conducted lawfully prior to 1998 under the predecessor to the NWA, the Water Act, No. 54 of 1956, without the requirement for a WUL. A water use without the required WUL is considered unlawful.

Regulations published under the NWA regulate water use in relation to mining activities, providing for limitations on the location of mining infrastructure and requirements for separation of dirty and clean water systems. If a water use or water management is unlawful, the DWS may issue administrative directives to enforce the NWA’s provisions or stop the unlawful water use. Criminal proceedings can also be instituted. Penalties for offences are a maximum fine and/or imprisonment of Rand 200,000 and five years, respectively. Upon a second conviction, the maximum fine and/or imprisonment are Rand 400,000 and ten years, respectively. While significant progress has been made by the DWS in processing pending WUL applications, a backlog remains.

The National Environmental Management Air Quality Act No. 39 of 2004 (“AQA”) regulates air pollution in South Africa and prohibits the undertaking of activities listed under AQA, including certain mining related and processing activities, without an atmospheric emission license. Minimum emission standards have been set for each listed activity. Facilities that were operational before these regulations came into force were afforded a “grace period” within which to comply with the more stringent air emission standards contained in the Regulations until 2015. If a facility did not comply with the 2015 air emission standards, upgrading of the facilities was necessary. Such facilities will need to comply with even more stringent air emission standards from 2020. Additional upgrades may therefore also be required before 2020 to comply with the 2020 air emission standards, for which significant capital expenditures (“CAPEX”) may be required. Alternatively, an application to postpone the time period for compliance with air emission standards may be possible but the grant of any postponement cannot be guaranteed.

NEMWA regulates the storage, treatment, recycling and disposal of waste, among other things, including waste generated by the mining sector. Its provisions are also relevant generally to the Company’s operations. Waste management licenses (“WMLs”) are required for certain waste management activities, dependent on certain thresholds in relation to the waste. Although WMLs are not required for waste storage, such activities must comply with certain norms and standards. Residue stockpiles and deposits relating to prospecting, mining, exploration or production activities regulated under the MPRDA were previously exempt from NEMWA. This was changed by amendments under the NEMLAA and WMLs were required from the Minister for residue stockpiles and deposits since September 2, 2014, if they constitute “waste” and if they fall above the thresholds for which a WML is required, unless an entity “lawfully conducted” these activities prior to September 2, 2014.

Both the MPRDA and NEMA have provisions regulating rehabilitation and closure, which are not entirely consistent. The MPRDA provides that a mineral right holder remains liable for any environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water, compliance to the conditions of the EA and the management and sustainable closure of a mine, until the Minister of Mineral Resources has issued a closure certificate (“Rehabilitation and Closure Liability”). NEMA provides that a mineral right holder remains responsible for Rehabilitation and Closure Liability notwithstanding the issue of a closure certificate.

Under the MPRDA, when the Minister issues a closure certificate, he may retain any portion of such financial provision for latent and residual safety, health or environmental impact which may become known in the future. The power of the Minister to retain a portion of financial provision is discretionary under the MPRDA.

The Pre-MPRDA Amendment Act Environmental Provisions required that financial provision for environment rehabilitation and closure costs must be provided by an applicant for a mineral right prior to the approval of an EMP. NEMA now requires that this financial provision must be made prior to the issuing of an EA under NEMA.

New Financial Provision Regulations in regard to rehabilitation were published under NEMA in December 2015, which have been highly contentious due to gaps and contradictions with the Income Tax Act No. 58 of 1962; MPRDA and NEMA. They will require a substantial increase in financial provision required for rehabilitation, as they are far more onerous and now require financial provision to be provided for annual rehabilitation and, more significantly, the remediation of latent or residual environmental impacts which may become known in the future including the pumping and treatment of polluted or extraneous water (“Future Rehabilitation”). The Chamber of Mines has stated that the Financial Provision Regulations could have a crippling effect on the mining industry. The Financial Provision Regulations are the subject of a recent High Court application for an order clarifying their legality and/or meaning. Two sets of proposed amendments were published to the Financial Provision Regulations, one set very shortly after the institution of this High Court application and the other set recently which, if enacted into law, may resolve some of the gaps and contradictions. Existing holders of mineral rights were initially required to align their financial provision approved under the MPRDA with the Financial Provision Regulations by mid-2017, which was extended until mid-2019. Applicants for new mineral rights are however still required to provide financial provision in terms of the Financial Provision Regulations. This includes that a trust fund must be established for Future Rehabilitation and the contributions into the trust fund must be ceded to the DMR on mine closure. This required cession is contradictory to the Minister’s discretion in the MPRDA to retain a portion of the financial provision.

A mining or prospecting right can be suspended or cancelled under the MPRDA if there is non-compliance with environmental legislation.

In April 2012, Maseve posted an environmental rehabilitation guarantee of Rand 58.5 million (approximately C$6.0 million at the time) as a requirement of Maseve’s mining right application. In October 2012, Maseve entered into an agreement with a third-party insurer whereby a bond would be posted to the credit of the DMR against the Company’s Rand 58.5 million environmental guarantee for its mining right and the Company’s posted guarantee would be released back to the Company. The process was completed in fiscal 2013 and the posted guarantee was returned to the Company. As a term of the agreement with the third-party insurer, in October 2012, Maseve posted Rand 12 million on deposit with the Standard Bank of South Africa against its environmental guarantee obligation and then made further annual deposits of approximately Rand 12 million per annum. Interest on deposits accrues to Maseve and Maseve has paid annual fees of approximately Rand 600,000 to the insurer. At October 31, 2017 the balance on deposit for the Maseve environmental rehabilitation guarantee totalled approximately Rand 57.8 million. Pursuant to the Maseve Sale Transaction, loans from PTM RSA to Maseve utilized by Maseve for deposit to the environmental rehabilitation guarantee are to be reimbursed to PTM RSA by RBPlat, after Ministerial Consent is obtained and once RBPlat has posted its own environmental rehabilitation guarantee.

Mine Safety

Mine safety in South Africa is governed by the MHSA, which is enforced by the Inspectorate of Mine Health and Safety, a part of the DMR. The reporting provisions of the MHSA are aligned with the International Labour Organization’s Code of Practice on Recording and Notification of Occupational Accidents and Diseases. Under the MHSA, the Company is obligated, among other things, to ensure, as far as reasonably practicable, that the Company’s mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. The Company is also obliged to ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the Company’s mining activities are not exposed to any hazards relating to their health and safety. The MHSA also authorises mine inspectors to issue safety compliance notices to mines under section 55 of the MHSA and, should the inspectors feel that the action is warranted, to temporarily close part or all of the operations under powers conferred by section 54 of the MHSA, pending compliance with the - compliance notice.

An employer who has been instructed to temporarily close a mine or any part thereof in a section 54 notice has the remedy of approaching the Labour Court for urgent relief to suspend the operation of the section 54 notice until a review application to set aside that notice is determined by the Labour Court.

The Mine Health and Safety Amendment Act, No. 74 of 2008, which came into effect on May 30, 2009, criminalizes violations of the MHSA, increases the maximum fines to Rand 1 million per occurrence and creates the possibility that mining rights could be revoked for continued safety violations. A number of guidelines on the implementation of mandatory codes of practice under sections 9(2) and 9(3) of the MHSA have been issued by the Chief Inspector of Mines and govern the provision of personal protective equipment for women in the SA Mining Industry; trackless mobile machines; cyanide management; underground rail bound equipment; conveyor belt installation for transport of mineral, material or personnel; and risk-based fatigue management.

Royalty Payments

The Royalty Act, imposes a royalty on the first transfer of refined or unrefined minerals, payable to the state, calculated on the actual or deemed gross sales amount at the statutorily determined saleable condition (i.e. whether the mineral is in a refined or unrefined condition as determined in accordance with Schedule 1 and 2, respectively, of the Royalty Act).

The royalty rate in respect of refined minerals is calculated by dividing earnings before interest and taxes, or “EBIT” (as defined for purposes of the Royalty Act), by the product of 12.5 times gross revenue, calculated as a percentage, plus an additional 0.5% . EBIT refers to the taxable mining income of the holder of the right (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. There is also an arm’s length adjustment, where applicable. A maximum royalty rate of 5% of revenue applies to refined minerals.

The royalty rate in respect of unrefined minerals is calculated by dividing EBIT by the product of nine times gross revenue, calculated as a percentage, plus an additional 0.5% . A maximum royalty rate of 7% applies to unrefined minerals.

Mining Taxation Review

In the 2013 Budget Speech, the Minister of Finance announced that the mineral and petroleum royalty regime has broadened the South African tax base and allowed for increased revenue during periods of high commodity prices, while providing relief to marginal mines when commodity prices and profitability are low. The broader review of the South African tax system will consider whether this approach is sufficiently robust and assess what the most appropriate mining tax regime is to ensure that South Africa remains a competitive investment destination.

To give effect to announcements made by the Minister of Finance in his 2013 budget speech, the Davis Tax Committee ("DTC") was established to assess South Africa’s tax policy framework and its role in supporting the objectives of inclusive growth, employment, development and fiscal sustainability. The Terms of Reference of the Davis Tax Committee includes a review of the current mining tax regime. The Davis Tax Committee submitted its First Interim Report on Mining on July 1, 2015 and made various recommendations, including that:

•

the mining corporate income tax regime be aligned with the tax system applicable to other taxpaying sectors generally, leaving the royalty system to respond to the non-renewable nature of mineral resources; and

•

the upfront capital expenditure write-off regime be discontinued and replaced with an accelerated capital expenditure depreciation regime in parity with the write-off periods provided for in respect of manufacturing assets.

These recommendations are still under consideration by the South African government.

The DTC released its second and final report on hard-rock mining in December 2016.

Amongst the various proposals, the DTC recommended that the upfront CAPEX write-off regime should be discontinued and replaced with an accelerated CAPEX depreciation regime. The accelerated CAPEX depreciation regime will provide for write-off periods in line with that of manufacturing, namely on a 40/20/20/20. The removal of the upfront CAPEX tax allowance regime paves the way for the removal of ring fences aimed at preventing the set-off of future CAPEX expenditure against the tax base of other mining operations and against non-mining income.

The second and final report also indicated that comprehensive review of carbon taxes has been undertaken by a separate stream within the DTC and therefore the report contains no comments on carbon taxes.

The Minister of Finance might adopt these recommendations which in turn might impact of the net present value and internal rate of return of the project.

Exchange Control

South African law provides for Exchange Control which, among other things, regulates the flow of capital from the Common Monetary Area of South Africa, Lesotho and Swaziland (“CMA”). The Currency and Exchanges Act, No. 9 of 1933 empowers the President of South Africa to make regulations in regard to any matter directly or indirectly relating to currency, banking or exchanges. The Minister of Finance is responsible for all matters regarding exchange control policy, and certain of these powers and functions have been delegated to the South African Reserve Bank, more specifically the Financial Surveillance Department.

The Exchange Control Regulations, which are administered by the Financial Surveillance Department are applied throughout the CMA and regulate transactions involving South African exchange control residents, including companies. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which may result in the devaluation of the Rand against other currencies. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents for exchange control purposes as it relates to inflows and outflows of capital. While the South African government has relaxed exchange controls in recent years, the Company expects current exchange controls to remain in place for the foreseeable future.

The Company is subject to various forms of such controls. The Company is generally not permitted to export capital from South Africa, hold foreign currency, incur indebtedness denominated in foreign currencies or acquire an interest in a foreign venture without the approval of the relevant South African exchange control authorities.

However, there are no exchange control restrictions between the members of the CMA as they form a single exchange control territory. Lesotho, Namibia and Swaziland have their own exchange control authorities as well as their own acts or regulations and rulings but in terms of the Common Monetary Area Agreement, their application must be at least as strict as that of South Africa. Accordingly, the Company will not require the approval of the Financial Surveillance Department for investments and transfers of funds from South Africa to other CMA countries.

Carbon Tax/Climate Change Policies

After having published a number of papers on the introduction of a carbon tax, the South African government released the draft Carbon Tax Bill in November 2015 for comment by interested parties. Greenhouse gas emissions from the combustion of fossil fuels, fugitive emissions in respect of commodities, fuel or technology, and greenhouse gas emissions from industrial processes and product use will be subject to a carbon tax. During the first phase of implementation (ending 2020), it is proposed that the emission of greenhouse gasses be taxed at R120 per tonne of the carbon dioxide equivalent of the greenhouse gas emitted, which rate is expected to increase by 10% per annum. Emission factors will be used in order to calculate the carbon dioxide equivalent of the greenhouse gasses emitted. Various allowances will be available for taxpayers to reduce their final carbon tax liability by up to a maximum of 95%. On June 20, 2016, the South African government also released the draft regulations in respect of the carbon offset allowance. Taxpayers can qualify for a carbon offset allowance of up to a maximum of 10%. The carbon offset allowance will not enable a taxpayer to reduce its final carbon tax liability beyond the maximum of 95%. When the tax-free thresholds are taken into account, the effective tax rate will be between R6 and R48 per tonne of carbon dioxide. Schedule 2 to the draft Carbon Tax Bill lists the sectors and industries in which taxpayers will be liable for carbon tax. Mining companies will generally fall within these sectors. The Minister of Environmental Affairs will publish a notice indicating which activities will render a person liable for the carbon tax. The agricultural, forestry and waste sectors will initially be excluded. The draft Carbon Tax Bill is silent on the second phase post 2020, but it is generally expected to result in a further gradual ramp-up of the carbon tax. The rate and allowances will be reviewed for the second phase of implementation (after 2020). It is not clear when the final legislation will come into operation.

South African Companies Act

The Company’s South African subsidiaries are subject to the South African Companies Act, No. 71 of 2008 (“Companies Act”) which came into force on May 1, 2011. The aim of the Companies Act is to modernize company law in South Africa so that it is comparable with leading jurisdictions around the world.

The Companies Act has introduced numerous new legal concepts into South African company law, and there are therefore some areas of uncertainty in the application and implementation of the Companies Act in these early stages of its existence. Various compliance obligations have been brought about for companies and their boards, including a requirement to ensure that a company’s constitutional documents are aligned with the Companies Act, and that any shareholders’ agreements that are in place are aligned with the company’s memorandum of incorporation and the Companies Act. There was essentially a two-year “grace period” for such alignment process to take place, in that, subject to certain exceptions, for two years after the commencement date of the Companies Act (May 1, 2011), a pre-existing company’s shareholders’ agreement and/or constitutional documents would have prevailed in the case of any inconsistency with the Companies Act. The position currently, after the lapse of the grace period, is that a company’s memorandum of incorporation prevails over the shareholders’ agreement and the Companies Act in turn prevails over both. Although not peremptory, the Company has registered new memoranda of incorporation for the Company’s South African subsidiaries.

The Companies Act also requires that certain categories of companies have in place certain committees, namely audit committees (for all public and state-owned companies) and social and ethics committees (for all listed public companies and state-owned companies as well as other companies that reach a certain “public interest score” in terms of the Companies Regulations, 2011). The “public interest score” takes into account the number of shareholders and employees of the company, as well as the amount of the company’s debt and annual turnover.

Failure to comply with the Companies Act can lead to compliance notices being issued by the CIPC, administrative fines and civil liability for damages caused by non-compliance. The Company’s South African subsidiaries may also be liable under the Companies Act to “any” other person for any loss or damage suffered by that person as a result of the Company’s subsidiary’s non-compliance with the Companies Act.

The Companies Act extends shareholders’ rights and recourse against companies and directors. Also, directors, prescribed officers and committee members will now face more extensive and stricter grounds for personal liability for their actions in carrying out their functions within the company than was the case under the previous regime. The Companies Act introduces class action suits against companies, directors and company officers by persons whose rights are affected by the company. Companies will thus face a greater risk of litigation and the costs thereof. Minority shareholders’ rights in the context of mergers and other fundamental transactions have also been increased substantially, such as the introduction of appraisal rights and the ability to set aside and review special resolutions approving such transactions. This could result in the hindrance of such transactions.

The Companies Act has also introduced fairly extensive regulation of financial assistance given among related and inter related companies, in that there must be shareholder approval, compliance with solvency and liquidity tests, and fairness and reasonableness in relation to such financial assistance. This for instance affects intra group loan and security arrangements, as well transactions with third parties where guarantees or other security within a group of companies is given. This affects financial assistance given by South African companies, and would accordingly affect financial assistance given by South African companies to non-South African related entities.

The Companies Act prohibits companies from creating any further par value shares. If a company wishes to increase its share capital, it will have to convert all of its pre-existing par value shares into shares of no par value. The revenue authorities have issued a ruling with respect to the tax treatment of such conversions to the effect that such conversions shall not be viewed as “disposals”. This may become relevant in respect of the Company’s South African subsidiaries should their share capital be required to be increased at any stage for whatever reason.

An important innovation of the Companies Act is that of business rescue, which is modelled to some extent on the United States “Chapter 11” bankruptcy procedures. Business rescue is a largely non-judicial, commercial process that aims to rescue a financially distressed company and maximize the likelihood of the company’s continued existence on a solvent basis.

Companies in South Africa can be deregistered if they fail to timeously lodge their annual returns. This means that the company ceases to exist as a separate juristic person, and that all of its rights and assets devolve to the state by operation of law. A company’s registration can be reinstated by application either to the CIPC or the High Court. Currently, under the Companies Act there is uncertainty in the case-law around the exact legal consequences of such reinstatement and whether the rights and assets automatically re-vest, with retrospective effect, in the company. The Company ensures that at all times the requisite filings and returns of its South African subsidiaries with CIPC are up-to-date and thereby ensures that such subsidiaries are not deregistered.

Land Use

The Spatial Planning and Land Use Management Act 16 of 2013 ("SPLUMA") prescribes principles for the regulation of land use in South Africa on a national, provincial and municipal level. However, land use planning is mainly regulated on a municipal level since municipalities are constitutionally empowered to regulate the effective administration of land use planning within their respective jurisdictions. Municipal land use planning is regulated through municipal planning by-laws, spatial development frameworks and land use or zoning schemes. Land-use or zoning schemes reflect all permissible land use rights in respect of land situated within the municipality's area of jurisdiction. Deviations from the land-use or zoning scheme are only permissible upon application for the necessary departure, land use consent or re-zoning application, as regulated by the applicable scheme and the relevant municipal planning by-law read with SPLUMA.

While previously it was in dispute whether municipal planning had the power to regulate mining activities, April 2012 Constitutional Court judgments in the cases of Maccsand (Proprietary) Limited v City of Cape Town and Others and Minister for Mineral Resources v Swartland Municipality and others confirmed that town planning approvals and consents are required for mining activities. A High Court decision has indicated that such consents will likewise be required for prospecting activities. The effect of these judgments is that all mining and prospecting operations need to be conducted on land which is appropriately zoned for mining or prospecting. Mining companies run the risk of being interdicted from continuing with their operations pending a re-zoning if the land on which they are operating is not appropriately zoned. The practical implications of complying with these judgments are numerous. These include that there may be different land uses on one property, particularly where only prospecting is taking place. These implications will need to be considered further by the Company’s operations. This is further complicated by the fact that there are several provincial land use planning laws for different provinces.

In addition to statutory controls, certain private law rights, such as the real rights created by way of registered restrictive conditions of title or servitudes, may also impact on land use planning in general. Land use or zoning schemes are subject to the real rights created by restrictive conditions of title. The implication is that if a land-use or zoning schemes permit a land use which is prohibited by a restrictive condition of title, such condition will first have to be removed in terms of the relevant legislation (municipal planning by-laws read with SPLUMA). Servitudes may also impact on land use planning, for instance servitudes registered in respect of infrastructure. Contravention of these real rights may result in a demolition order being granted in respect of unlawful development.

Another aspect which requires consideration is who should apply for such re-zoning. Although land owners would typically be the applicant, the Company’s operations are not always conducted on land which the Company owns. Accordingly, the Company may have to obtain a power of attorney from the land owner to procure amendments to land use or zoning schemes in municipalities in which the Company intends to prospect or mine and has obtained rezoning permission where required.

Dealing in Precious Metals

All operations which acquire, refine, beneficiate, possess or dispose of gold, any metals of the platinum group, or any ores of such metals, are required to obtain authorisations to do so under the Precious Metals Act No. 37 of 2007. These authorisations include metal beneficiation licences, refining licences and precious metals export approvals. Applications for such authorisations must be made to the South African Diamond and Precious Metals Regulator. Refining licences can be issued for up to 30 years, whilst precious metals beneficiation licences can be issued for periods of up to ten years. The issue of certain licences under the Precious Metals Act requires that the applicant be complaint with the BEE provisions of the Mining Charter.

Land Claims

Under the Restitution of Land Rights Act 22 of 1994 ("Restitution Act"), as amended, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies and is entitled to redress. In terms of the Restitution Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998.

The Restitution Act also entitles the South African Minister of Rural Development and Land Reform ("Minister") to acquire ownership of land or rights in land by way of expropriation and to transfer the expropriated land or rights in land to successful claimants. Notably, the Minister may elect not to expropriate land and may provide alternative relief to the claimant, as directed by section 25(7) of the Constitution. Expropriation would be subject to provisions of the Expropriation Act 63 of 1975 and section 25(2) of the Constitution, which provide, in general, for just and equitable compensation.

The South African Minister of Rural Development and Land Reform may not, however, restore land to a claimant without a court order or an agreement being reached between the affected parties for the purposes of achieving restitution.

The Restitution Amendment Act came into effect on July 1, 2014. The Restitution Amendment Act introduced significant amendments to the Restitution Act, most notably allowing for land claims by persons previously disposed of land under apartheid laws to again be submitted, despite the previous cut-of date having expired approximately 15 years ago. The new period for lodging claims will be until June 30, 2019, which may arguably create a possible resurgence of new restitution claims. However, in Land Access Movement of South Africa and Others v Chairperson of the National Council of Provinces and Others, the Constitutional Court found that the Restitution Amendment Act was invalid as parliament failed to satisfy its obligation to facilitate public involvement in accordance with section 72(1)(a) of the Constitution. As a result, the Constitutional Court interdicted the Commission of Restitution of Land Rights from processing claims lodged from July 1, 2014 until all claims submitted prior to December 31, 1998 in terms of section 6(1)(a) of the Restitution Act have been finalised. Parliament has since this judgment circulated a bill, which will repeal the Amendment Act, once promulgated. In terms of this bill, the new period for the lodging of claims will still be until June 30, 2019.

In order to substantiate a claim for restitution, a person is required to demonstrate that:

•	he/she is a person, or it is a deceased estate dispossessed of a right in land after June 19, 1913, as a result of past racially discriminatory laws or practices;

•

he/she is the direct descendant of a person referred to above who has died without lodging a claim and has no ascendant who: (i) is a direct descendant of a person referred to above and (ii) has lodged a claim for the restitution of a right in land; or

•	it is a community or part of a community dispossessed of a right in land after June 19, 1913, as a result of past racially discriminatory laws or practices.

Under the Restitution Act a successful claimant may be granted either return of the dispossessed land (referred to as “restoration”) or equitable redress (which includes the granting of an appropriate right in alternative state-owned land; or payment of compensation). If restoration is claimed, the Restitution Act requires, inter alia, the feasibility of such restoration to be considered. Under recent case law, restoration of land may only be given in circumstances where a claimant can use the land productively, with the feasibility of restoration being dependent on the costs.

The procedure for lodging a land claim is that a claim must be lodged with the Land Claims Commissioner. The land claim will then be investigated by the Land Claims Commissioner, after which the claim will be published in the Government Gazette and in the media circulating nationally and in the relevant province. The Restitution Act provides that, if at any stage during the course of the investigation of a land claim, it becomes evident that:

•	there are two or more competing claims in respect of the same land (whether by communities or otherwise); or

•	the land that is subject to the claim is not state-owned land, and the owner or holder of rights in such land is opposed to the claim; or

•	there is any other issue which might usefully be resolved through mediation and negotiation,

•

the Chief Land Claims Commissioner may direct the parties concerned to attempt to settle their dispute through mediation or negotiation. It further provides that if, upon completion of an investigation of a land claim, it is agreed that it is not possible to settle the claim by mediation or negotiation, the claim may be referred to the Land Claims Court for final determination.

Beneficiation

The beneficiation of mineral resources in South Africa is regulated by three main pieces of legislation, namely the MPRDA, through section 26 thereof, the Precious Metals Act, No. 37 of 2005 and the Diamonds Act, No. 58 of 1986 (as amended).

In addition to the legislative framework aimed at promoting local beneficiation of minerals, the DMR has developed and adopted a beneficiation strategy which identifies value chains for the purpose of beneficiation of certain minerals in South Africa (which is also in line with the developmental goals set-out in the National Development Plan adopted by the South African government). The Mining Charter (as discussed above) also includes an incentive for mining companies to offset the value of the level of beneficiation achieved by the company against a portion of its HDSA ownership requirement, not exceeding 11%, in an effort to promote local beneficiation.

The legislation at the center of the initiation or promotion of beneficiation of mineral resources is the MPRDA. Section 26 of the MPRDA regulates the Minister’s power to initiate and promote beneficiation of minerals in South Africa. The term ‘beneficiation’ was not defined by the MPRDA. The MPRDA Amendment Act, 2008 introduced a definition for beneficiation, which will again be amended by the Amendment Bill. The Amendment Bill defines beneficiation as, “the transformation, value addition or downstream beneficiation of a mineral and petroleum resource (or a combination of minerals) to a higher value product, over baselines to be determined by the Minister, which can either be consumed locally or exported”. As the section currently reads, the Minister may prescribe levels of beneficiation of a particular mineral should he establish, on advice from the Minerals and Mining Board and consulting with the Minister of Trade and Industry, that a particular mineral can be beneficiated economically in South Africa. Further, a person who intends to beneficiate any minerals mined in South Africa, outside of the country may only do so with the written consent of and in consultation with the Minister.

The Amendment Bill, if signed into law in its present form, will radically amend the current provisions of section 26. The Amendment Bill will oblige the Minister to initiate the downstream beneficiation of minerals or mineral products in South Africa by designating certain minerals or mineral products for local beneficiation. The Amendment Bill refers to both “designated minerals” and “strategic minerals”, however only the definition of “designated minerals” is used in the body of the Amendment Bill. The term “designated minerals” is used in the context of the promotion of local beneficiation of minerals or mineral products in South Africa at prescribed levels in terms of section 26. It is not clear how the term “strategic minerals” differs from “designated minerals”, or in what context the Minister will be able to declare a mineral as a “designated mineral” or a “strategic mineral”.

The Amendment Bill provides that the Minister must, in consultation with Ministers of other national government departments, designate certain minerals or mineral products for local beneficiation. However before declaring a mineral or mineral product as a designated mineral for local beneficiation, the Minister must take into consideration the national developmental imperatives (such as macro-economic stability, energy security, industrialization, food security and infrastructure development) of South Africa and the advice of the Ministerial Council as contemplated by the new section 56B of the Amendment Bill. Once the Minister deems a mineral or mineral product to constitute a designated mineral for local beneficiation after completing the aforesaid process, the Minister must designate such mineral or mineral product in the Government Gazette as a “designated mineral” and further indicate that:

•	the conditions required to ensure security of supply of the mineral or mineral product;

•	the percentage of the mineral or mineral product which must be offered to local beneficiators; and

•	the prescribed quality, quantity and timelines at duration which the mineral must be made available.

It would appear from section 21 of the Amendment Bill that there is an obligation on the producer or mining company to make a percentage (to be determined by regulations) of the designated mineral or mineral product available to local beneficiators at an agreed price or a mine gate price. Mine-gate price is defined as the price, excluding value added tax, of the mineral at the time that it leaves the mine and excludes charges such as transport and delivery charges from the mine or processing area to the local beneficiator. The producer may also require Ministerial consent to sell the mineral or mineral product on the export market. This uncertainty will need to be clarified by regulation or by conditions imposed by the Minister in respect of a designated mineral. There is however a risk that delays caused by this approval process could further deter investment in the Company as investors might be cautious to investing in the development of a mineral which could potentially be restricted from export.

Labour Relations Act

The Constitution gives every person the right to fair labour practices. The Labour Relations Act, No. 66 of 1995 (“LRA”) is the principal legislation that gives effect to the framework in which employees, employers and industrial relations at an individual and collective level are regulated. As a premise the LRA regulates the manner in which employees, employers, trade unions and employer’s organizations interact and engage with one another in the work place. This includes processes related to collective bargaining, wage determination, determination of terms and conditions of employment, the formulation of industrial policy and employee participation in the decision-making processes.

The LRA framework holistically is geared at the protection of employee and employer rights through various structures. Principally the LRA allows for the creation of trade unions and employer’s organizations. The extent of entitlement of the trade union is subject to the size of its membership base. Depending on the number of employees who are members of the trade union, the trade union will be allowed access to the workplace, representation at the workplace, to have meetings at the workplace and to access to information concerned with the employment of the employees. To be entitled to enter into collective agreements with the employer, the trade union must have as its members the majority of the employees at the workplace. The LRA endorses a co-operative approach whereby two or more trade unions can aggregate their membership for the purposes of achieving majority status in a collective bargaining unit or forum.

Collective agreements entered into between the trade union and the employer will bind all employees employed by the employer, regardless of their trade union affiliations, for the whole period of the agreement. The LRA does not provide for a statutory duty to bargain collectively or otherwise, and therefore such conduct is purely a voluntary decision.

At a greater level the LRA allows for the creation of bargaining and statutory councils. Such councils can be established both for more than one registered trade union or employer’s organization. Such councils will be established per sector or area. Councils in this regard will, amongst others, be entitled to conclude collective agreements and to engage in the resolution of disputes.

If a dispute between the employer and employee arises the LRA clearly delineates the lawful context in which this may occur. As a premise the LRA strictly stipulates and regulates the requirements for a lawful strike, lockout or picketing. In this regard the LRA expressly identifies who is allowed to engage in industrial action of this nature, which processes must be followed and for which purposes employees and employers may engage in such industrial action. Should the industrial action require the parties to engage in a process of consultation and negotiation, the LRA also prescribes the procedures to be followed.

If the conduct of the parties, for whatever reason, result in the dismissal of employees the LRA establishes the Commission for Conciliation, Mediation and Arbitration (“CCMA”) as a principal forum for the resolution of disputes resulting from the dismissal. The LRA defines unlawful dismissals as being either automatically or not automatically unfair. The type of dismissal will depend on the nature thereof and the prevailing circumstances at the time of dismissal, an example being dismissals arising from operational requirements.

A process of mediation and conciliation is pre-emptory in this regard. Should the dispute remain unresolved, parties will be required to enter into a process of arbitration, and the award made by the Commissioner would be final.

Employment Equity Act

The Employment Equity Act, No. 55 of 1998 ("EEA") places an obligation on employers to promote equal opportunity in the workplace by, amongst other things, eliminating any forms of unfair discrimination in the workplace.

Section 6 of the EEA prohibits any employment practice or policy which discriminates, directly or indirectly, against any employee on any 'arbitrary ground' or one or more of the grounds specifically listed in the section –

'race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, colour, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language and birth'.

Where discrimination is alleged on one of the specified grounds, it is presumed to be unfair; if the discrimination is based on some other arbitrary ground, the complainant must establish unfairness.

Pursuant to recent amendments, the EEA now provides that a difference in the terms and conditions of employment between employees of the same employer, which are performing the same or substantially the same work or work of equal value, amounts to unfair discrimination. It is important to note that the relevant provision refers to 'a difference in the terms and conditions' of employment and is not only limited to a difference in remuneration. Nevertheless, to prove such discrimination, the employee will need to demonstrate that the reason for the difference in treatment is based on one of the listed grounds or any other arbitrary ground.

Any party may refer a dispute for unfair discrimination to the CCMA which, in turn, must attempt to resolve the dispute through conciliation. Should the conciliation be unsuccessful, either party may refer the dispute to the Labour Court for adjudication.

Alternatively, an employee may refer the dispute directly to the CCMA for arbitration if that specific employee earns below the earnings threshold as prescribed by the Minister of Labour. The current earnings threshold is R205 433.30 per annum. Irrespective of the foregoing, the employee may also directly approach the CCMA to resolve the dispute through arbitration where the employee's claim for unfair discrimination is based on alleged sexual harassment. Then again, the parties can also agree to refer the matter to the CCMA for arbitration.

C.	Organizational Structure

The Company’s material subsidiaries as at August 31, 2017 were comprised of one wholly-owned company, one majority-owned company and a 49.9% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa.

In addition, as at August 31, 2017 the Company held the initial share of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”), a South African company, in anticipation of the corporatization of the Waterberg Project (defined below) that was completed on September 21, 2017.

The Company’s subsidiaries as at December 29, 2017 were comprised of one wholly-owned company, one majority-owned company, a 49.9% holding in a third company and a direct and indirect 50.02% holding in a fourth company, all of which are incorporated under the company laws of the Republic of South Africa. The following chart represents the Company’s corporate organization as at December 29, 2017:

As at December 29, 2017, the Company’s primary and only material mineral property is the Waterberg Joint Venture Project (the “Waterberg Project”), which is comprised of two adjacent project areas formerly known as the Waterberg joint venture project (the “Waterberg JV Project”) and the Waterberg extension project (the “Waterberg Extension Project”). The Waterberg Project is held by Waterberg JV Co., in which the Company is the largest owner, with a 50.02% beneficial interest, of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA’s 49.9% interest in Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”), a Broad-Based Socio-Economic Empowerment (“BEE”) company which holds 26.0% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held by a nominee of Japan, Oil, Gas and Metals National Corporation (“JOGMEC”) (21.95%) and by Implats (15.0%) . PTM RSA is the manager of Waterberg JV Co. Waterberg JV Co. and its shares are governed by a shareholders agreement (the “Waterberg Shareholders Agreement”) and memorandum of incorporation. To cause the board of directors of Waterberg JV Co. to take action, PTM RSA must generally obtain the approval of the board representatives of at least one other shareholder, which may be Mnombo, in which the Company has a 49.9% interest. In addition, certain matters must be approved by a majority, 80% or 90% vote of the Waterberg JV Co. shareholders, depending on the matter, or, in certain cases, by specific shareholders. The Waterberg Shareholders Agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

Implats has been granted a call option exercisable in certain circumstances to purchase and earn into a 50.01% interest in Waterberg JV Co.

PTM RSA also holds the Company’s interests in the Project 1 (also known as the Maseve Mine) and Project 3 platinum mines of what was formerly the Western Bushveld Joint Venture through its 82.9% holdings in Maseve Investments 11 Proprietary Limited (“Maseve”). Wesizwe Platinum Ltd. (“Wesizwe”), through its subsidiary Africa Wide Mineral Prospecting and Exploration Proprietary Limited (“Africa Wide”) has a 17.1% ownership interest in Maseve.

On September 6, 2017 the Company announced the planned sale of all rights and interests in the Maseve Mine to RBPlat in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares.

Events Affecting Principal Subsidiaries

On September 6, 2017 the Company announced the planned sale of all its rights and interests in the Maseve Mine to RBPlat in a transaction valued at approximately $74 million, payable as $62 million in cash and $12 million in RBPlat common shares.

On September 21, 2017 the Company completed the planned corporatization of the Waterberg Project by the transfer of all Waterberg Project prospecting permits held in trust by PTM RSA into new operating company Waterberg JV Co. Effective September 21, 2017 Waterberg JV Co. owned 100% of the prospecting rights comprising the entire Waterberg Project area and Waterberg JV Co. was owned 45.65% by PTM RSA, 28.35% by the JOGMEC and 26% by Mnombo.

On October 16, 2017 Implats entered into definitive agreements with the Company, JOGMEC, Mnombo and Waterberg JV Co., whereby Implats purchased shares representing a 15.0% interest in the Waterberg Project from PTM RSA (8.6%) and JOGMEC (6.4%) for $30.0 million.

The Company previously held 100% of the shares of Platinum Group Metals (Barbados) Ltd., a company incorporated under the laws of Barbados originally set up to hold and manage potential PGM opportunities. Platinum Group Metals (Barbados) Ltd. was voluntarily wound up and officially deregistered in accordance with the provisions of the Companies Act of Barbados effective July 15, 2016.

PTM RSA previously held 100% of the shares of Wesplats Holding (Proprietary) Limited, a holding company incorporated under the laws of South Africa and originally set up to acquire surface rights. Wesplats Holding (Proprietary) Limited was voluntarily wound up and officially deregistered by the Companies and Intellectual Property Commission (“CIPC”) of South Africa on September 16, 2015.

The Company previously held a 37% interest in Wildebeest Platinum (Pty) Limited, a company set up to hold prospecting rights. Wildebeest was voluntarily wound up and officially deregistered by the CIPC on June 30, 2015.

D.	Property, Plants and Equipment

Material Mineral Property Interests

Waterberg Project

The Waterberg Project is comprised of the original Waterberg JV Project, a contiguous granted prospecting right area of approximately 255 km2 and the Waterberg Extension Project, an area of granted and applied-for prospecting rights with a combined area of approximately 864 km2 located adjacent and to the north of the Waterberg JV Project, both located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus). The following is a list of the material prospecting rights comprising the Waterberg Project:

•

Prospecting Right 11013 (1265PR) - the prospecting right granted to PTM RSA under and in terms of section 17 of the MPRDA, situated in the Magisterial / Administrative District of Polokwane, Limpopo Province, measuring 13,714.6450 hectares in extent. On 22 May 2013, the farm Goedetrouw 366 LR, measuring 1,607.6406 hectares in extent, was added to Prospecting Right 1265 in terms of section 102 of the MPRDA under notarial amendment of prospecting right, protocol no 3 of 2013, with the prospecting right now measuring 15,256.96 hectares in total extent, as renewed under notarial deed of renewal 11013 (PR) expiring September 29, 2018;

•

Prospecting Right 10667 - the prospecting right granted to PTM RSA under and in terms of section 17 of the MPRDA, situated in the Magisterial / Administrative District of Blouberg, Limpopo Province, measuring 6,254.80 hectares in extent expiring October 1, 2018;

•

Prospecting Right 10668 - the prospecting right granted to PTM RSA under and in terms of section 17 of the MPRDA, situated in the Magisterial / Administrative District of Mogalakwena, Limpopo Province, measuring 3,953.05 hectares in extent expiring October 1, 2018;

•

Prospecting Right 10804 - the prospecting right granted to PTM RSA under and in terms of section 17 of the MPRDA, situated in the Magisterial / Administrative District of Mogalakwena, Limpopo Province, measuring 26,961.59 hectares in extent expiring October 1, 2018;

•

Prospecting Right 10805 - the prospecting right granted to PTM RSA under and in terms of section 17 of the MPRDA, situated in the Magisterial / Administrative District of Blouberg, Limpopo Province, measuring 17,734.80 hectares in extent expiring October 1, 2018;

•

Prospecting Right 10806 - the prospecting right granted to PTM RSA under and in terms of section 17 of the MPRDA, situated in the Magisterial District of Blouberg, Limpopo Province, measuring 13,143.53 hectares in extent expiring September 29, 2020;

•

Prospecting Right 10809 - the prospecting right granted to PTM RSA under and in terms of section 17 of the MPRDA, situated in the Magisterial / Administrative District of Blouberg, Limpopo Province, measuring 3,676.59 hectares in extent expiring August 29, 2022;

•

Prospecting Right 10810 - the prospecting right granted to PTM RSA under and in terms of section 17 of the MPRDA, situated in the Magisterial / Administrative District of Blouberg, Limpopo Province, measuring 4,189.86 hectares in extent expiring October 22, 2018; and

•

Prospecting Right 11286 - the prospecting right granted to PTM RSA under and in terms of section 17 of the MPRDA, situated in the Blouberg Magisterial area, Limpopo Province, measuring 19, 912.44 hectares in extent expiring November 22, 2021.

Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question. Waterberg JV Co. plans to file a mining right application during 2018, prior to September 29, 2018, based substantially on the results of the October 2016 Waterberg Report.

On September 21, 2017, the Company completed the planned corporatization of the Waterberg Project by the transfer of all Waterberg Project prospecting rights held by PTM RSA on behalf of the joint venture participants into Waterberg JV Co.

Effective September 21, 2017 Waterberg JV Co. owned 100% of the prospecting rights comprising the entire Waterberg Project area and Waterberg JV Co. was owned 45.65% by PTM RSA, 28.35% by JOGMEC and 26% by Mnombo, giving the Company total direct and indirect ownership of 58.62% at that time.

On October 16, 2017 Implats entered into definitive agreements with the Company, JOGMEC, Mnombo and Waterberg JV Co., whereby Implats purchased shares of Waterberg JV Co. representing a 15.0% interest in the Waterberg Project from PTM RSA (8.6%) and JOGMEC (6.4%) for $30.0 million, giving the Company total direct and indirect ownership of 50.02% .

The Waterberg Project is located on a newly-discovered extension of the Northern Limb of the Bushveld Complex. Anglo American Platinum Limited’s (“Amplats”) Mogalakwena mine is a Platreef asset also located on the Northern Limb. The pre-feasibility study for the Waterberg Project has been completed. The detailed scope of work for the DFS has been agreed. The DFS will investigate two options - a 600,000 tonne per month mine (744,000 ounces PGEs per year) as outlined in the pre-feasibility study, and a second lower capital option at 250,000 to 350,000 tonnes per month. The selection of the DFS team has also been agreed and tenders for engineering groups have been completed and Stantec and DRA have been selected as the lead independent project engineers. A substantial portion of the Waterberg Project prospecting area remains unexplored.

The Waterberg Project is derived from a group of exploration projects that came from a regional target initiative by the Company conceived in 2007 and 2008. The projects target a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa. The Company selected this target from a list of new ideas provided by a team of South African geoscientists. Detailed geophysical and other work indicated potential for a package of Bushveld Complex rocks under the sedimentary Waterberg formation cover rocks. Previous mineral exploration activities in the area were limited due to the extensive sedimentary cover. Exploration by the Company therefore progressed through preliminary exploration activities to delineate initial drill targets to primarily drilling focused work now that a deposit has been discovered.

The Waterberg Project is managed and explored according to a joint technical committee and is currently planned for development according to the objective of achieving a “best outcome” scenario for shareholders and stakeholders.

Technical Report - Waterberg

Technical information in this Annual Report regarding the Waterberg Project is derived from the NI 43-101 technical report entitled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” dated October 19, 2016 with an effective date of October 17, 2016 for the estimate of mineral resources and resources (the “October 2016 Waterberg Report”), prepared by (i) Independent Engineering Qualified Person Mr. Robert L Goosen (B.Eng. (Mining Engineering)) Pr. Eng. (ECSA), Advisian/WorleyParsons Group, (ii) Independent Geological Qualified Person Mr. Charles J Muller (B.Sc. (Hons) Geology) Pri. Sci. Nat., CJM Consulting (Pty) Ltd., and (iii) Independent Engineering Qualified Person Mr. Gordon I. Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA), Professional association to FSAIMM, Turnberry Projects (Pty) Ltd. The following summary is qualified in its entirety with reference to the full text of the October 2016 Waterberg Report, which is incorporated by reference herein. The use of “$” in the October 2016 Waterberg Report denotes USD.

The October 2016 Waterberg Report has been evaluated and prepared in accordance with NI 43-101 to comply with the requirements for a pre-feasibility study. The October 2016 Waterberg Report complies with disclosure and reporting requirements set forth in the TSX Manual, NI 43-101 Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101. The October 2016 Waterberg Report includes updated inferred and indicated resources. Only indicated resources have been incorporated into the mine plan and financial model. The mineable reserve represents the portion of the indicated resource that can be economically mined and delivered to the mill, and as demonstrated in the WPFS. The reader is cautioned to note that the mineral Reserves are included within the Indicated Mineral Resources, and are not in addition to them. The reader is also cautioned that all estimates of mineral resources and mineral reserves have been prepared in accordance with NI 43-101 and the Company has not disclosed or determined any mineral reserves under SEC Industry Guide 7 standards.

Waterberg Project Summary
(Excerpted from the October 2016 Waterberg Report)

Introduction

This report was prepared in compliance with National Instrument 43–101, Standards of Disclosure for Mineral Projects (NI 43–101), and documents the results of ongoing exploration and project work.

The project is the development of large greenfield platinum mine and concentrator plant north of the town of Mokopane in the Province of Limpopo.

A Preliminary Economic Assessment (PEA) on the original Waterberg JV was completed and announced in February 2014.

The resource estimate includes the T Zone, F South, F Central, F Boundary and F North with the shallowest edge of the known deposit on the T-Zone at approximately 140m below surface. The resource estimate has been cut off at an arbitrary depth of 1,250m vertical. Drill intercepts well below 1,250m vertical indicate the deposit continues and is open down dip from this depth. The deposit is 13 km long and remains open along strike to the north.

The key features of the WPFS include:

•	Development of a large, mechanized, underground mine that is planned at a 7.2 Mtpa throughput scenario;

•	Planned steady state annual production rate of 744 koz of platinum, palladium, rhodium and gold (4E) in concentrate;

•	Estimated Capital to full production requirement of approximately ZAR15,906 billion ($1,060 million), including ZAR999 million ($67 million) in contingencies;

•	Peak funding ZAR13,694 million ($914 million);

•	After-tax NPV of ZAR4,805 million ($320 million), at an 8% discount rate (three year trailing average price desk 31 July 2016 $1,212/oz Pt, $710/oz Pd, $984/oz Rh, $1,229/oz Au, $/ZAR 15);

•	After-tax NPV of ZAR7,610 million ($507 million), at an 8% discount rate (Investment Bank Consensus Price $1,213/oz Pt, $800/oz Pd, $1,000/oz Rh, $1,300/oz Au, $/ZAR 15);

•	After-tax Internal Rate of Return (IRR) of 13.5% (three year trailing average price deck); and

•	Internal Rate of Return (IRR) of 16.3% After-tax (Investment Bank Consensus Price).

Figure 1-1: Total Ounces Produced

Mine production is shown in Figure 1-2 and the after-tax cash flow is shown in Figure 1-3.

Figure 1-2: Total Mine Production

Figure 1-3: Annual Cashflow after Tax

Ownership

The ownership structure consists of:

•	Platinum Group Metals (RSA) (Pty) Ltd, abbreviated to PTM;

•	JOGMEC; and

•	BEE partner Mnombo Wethu Consultants.

Platinum Group Metals is the operator.

The size and scale of the Waterberg Project represents a significant alternative to narrow width, conventional, Merensky and UG2 mining on the Western and Eastern Limbs of the Bushveld Complex.

The government of South Africa holds the mineral rights to the project properties under the MPRDA. The mineral rights are held through a mining right under the MPRDA.

Location and Access

The Waterberg Mineral Project is located approximately 85 km north of the town of Mokopane in the Province of Limpopo, South Africa as shown in Figure 1-4.

Platinum Group Metals has been granted prospecting rights covering the Waterberg and Waterberg Extension Project of 111,882 hectares. The prospecting rights are approximately 40 km north south and 40 km east west centered at 23°22’01” south latitude and 28°49’42” east longitude. The project is accessible by paved and dirt roads by vehicle.

Figure 1-4: Location of Waterberg Project within the Bushveld Complex in the Republic of South Africa

Geological Setting, Deposit Type and Mineralisation

The Bushveld and Molopo Complexes in the Kaapvaal Craton are two of the most well-known mafic/ultramafic layered intrusions in the world. The Bushveld complex was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites. It is estimated to exceed 66,000km2 in extent, of which about 55% is covered by younger formations. The Bushveld Complex hosts several layers rich in Platinum Group Metals (PGM), chromium and vanadium, and constitutes the world’s largest known resource of these metals.

The Waterberg Project is situated off the northern end of the previously known Northern Limb, where the mafic rocks have a different sequence to those of the Eastern and Western Limbs.

PGM mineralization within the Bushveld package underlying the Waterberg Project is hosted in two main layers: the T-Zone and the F-Zone.

The T-Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone. Although the T-Zone consists of numerous mineralized layers, three potential economical layers were identified, T1, T2HW and T2 layers. They are composed mainly of anorthosite, pegmatoidal gabbros, pyroxenite, troctolite, harzburgite, gabbronorite and norite.

The F-Zone is hosted in a cyclic unit of olivine rich lithologies towards the base of the Main Zone towards the bottom of the Bushveld Complex. This zone consists of alternating units of harzburgite, troctolite and pyroxenites.

The F-Zone was divided into the FH and FP layers. The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite. The FH layer is further subdivided into six cyclic units chemically identified by their geochemical signature, especially chrome. The base of these units can also be lithologically identified by a pyroxenite layer.

Geology

The Waterberg Project is located along the strike extension of the Northern Limb of the Bushveld Complex. The geology consists predominantly of the Bushveld Main Zone gabbros, gabbronorites, norites, pyroxenites and anorthositic rock types with more mafic rock material such as harzburgite and troctolites that partially grade into dunites towards the base of the package. In the southern part of the project area, Bushveld Upper Zone lithologies such as magnetite gabbros and gabbronorites do occur as intersected in drill hole WB001 and WB002. The Lower Magnetite Layer of the Upper Zone was intersected on the south of the project property (Disseldorp) where drill hole WB001 was drilled and intersected a 2.5m thick magnetite band.

On the property, the Bushveld package strikes south-west to northeast with a general dip of34º-38º towards the west is observed from drill hole core for the layered units intersected on Waterberg property within the Bushveld Package (Figure 1-5). However, some structural blocks may be tilted at different angles depending on structural and /or tectonic controls.

The Bushveld Upper Zone is overlain by a 120m to 760m thick Waterberg Group, which is a sedimentary package predominantly, made up of sandstones, and within the project area that sedimentary formations known as the Setlaole and Makgabeng Formations constitute the Waterberg Group. The Waterberg package is flat lying with dip angles ranging from to 2º to 5º. Figure 1-5 gives an overview of interpreted geology for the Waterberg Project.

Figure 1-5: Regional Geology

Exploration Status

The Waterberg Project is an advanced project that has undergone preliminary economic evaluations, which have warranted further work. Drilling to date has given the confidence to classify Mineral Resources as inferred and indicated.

Sample Preparation

The sampling methodology concurs with PTM protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit, with sufficient shoulder sampling to ensure the entire economic zones are assayed.

Analysis

For the present database, field samples have been analyzed by three different laboratories. The primary laboratory is currently Set Point laboratories (South Africa). Genalysis (Australia) is used for referee test work to confirm the accuracy of the primary laboratory. Analysis was also completed at Bureau Vertitas in Rustenberg.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed, and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes to achieve a fineness of 90% less than 106μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analyzed for Pt (ppm), Pd (ppm) Rh (ppm) and Au (ppm) by standard 25g lead fire-assay using a silver collector. Rh (ppm) is assayed using the same method but with a palladium collector and only for selected samples. After pre-concentration by fire assay, the resulting solutions are analyzed using ICP-OES (Inductively Coupled Plasma–Optical Emission Spectrometry).

The base metals (copper, nickel, cobalt and chromium) are analyzed using ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) after a multi-acid digestion.

This technique results in “almost” total digestion. The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The data is considered reliable and suitable for mineral resource estimation.

The company completes a Quality Control and Assurance review on all of the laboratory samples including a review of the lab quality control samples and the company inserted standards. Issues that are detected beyond acceptable levels are requested for re-analysis.

Drilling

The data from which the structure of the mineralized horizons was modelled and grade values estimated were derived from 298,538 m of diamond drilling. This report updates the mineral resource estimate using this dataset. The initial database for this mineral resource estimate was received on July 7, 2016. The raw database consists of 303 drill holes with 483 deflections totaling 300,875 m.

The management of the drilling programmes, logging and sampling has been undertaken from two facilities: one at the town of Marken in Limpopo Province, South Africa and the other on the farm Goedetrouw 366LR within the prospecting right area.

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by PTM personnel and transported to the core yard. Before the core is taken off the drilling site, core recovery and the depths are checked. Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist.

Quality Control and Quality Assurance

PTM has instituted a complete QA/QC programme including the insertion of blanks and certified reference materials as well as referee analyses. The programme is being followed and is considered to be to industry standard. The data is as a result, considered reliable in the opinion of the Qualified Person.

Mineral Resource Estimate

This report documents the mineral resource estimate - Effective Date: 17 October 2016. The Mineral Resources are reported in the table below. Infill drilling over portions of the project area and new estimation methodology has made it possible to estimate a new mineral resource estimate and upgrade portions of the mineral resource to the Indicated category. The Mineral Resource Statement is summarized below:

Table 1-1: T-Zone Mineral Resource at 2.5g/t 4E Cut-off

T-Zone 2.5g/t Cut-off
Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Au	Rh	4E	Cu	Ni	4E
	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	31.540	1.13	1.90	0.81	0.04	3.88	0.16	0.08	122,375	3.934
Inferred	2.5	19.917	1.10	1.86	0.80	0.03	3.79	0.16	0.08	75,485	2.427

Table 1-2: F-Zone Mineral Resource at 2.5g/t 4E Cut-off

F-Zone 2.5g/t Cut-off
Resource Category	Cut- off	Tonnage	Grade							Metal
	4E		Pt	Pd	Au	Rh	4E	Cu	Ni	4E
	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	186.725	1.05	2.23	0.17	0.04	3.49	0.07	0.16	651,670	20.952
Inferred	2.5	77.295	1.01	2.16	0.17	0.03	3.37	0.04	0.12	260,484	8.375

4E = platinum Group Elements (Pd+Pt+Rh) and Au The cut-offs for Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors. The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project as a whole entity. Conversion Factor used – kg to oz = 32.15076. Numbers may not add due to rounding. Resources do not have demonstrated economic viability. A 5% and 7% geological loss have been applied to the indicated and inferred categories respectively. Effective Date Oct 17, 2016. Metal prices used in the reserve estimate are as follows based on a 3-year trailing average (as at July 31/2016) in accordance with SEC guidance was used for the assessment of Resources; $1,212/oz Pt, $710/oz Pd, $1229/oz Au, Rh, $984/oz, $6.10/lb Ni, $2.56/lb Cu, $/ZAR15.

The combined Mineral Resource Statement is summarized below:

Table 1-3: Total Mineral Resource at 2.5g/t 4E Cut-off

Waterberg Total 2.5g/t Cut-off
Resource Category	Cut-off	Tonnage	Grade								Metal
	4E		Pt	Pd	Au	Rh	4E	Cu	Ni		4E
	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	218.265	1.06	2.18	0.26	0.04	3.55	0.08	0.15	774,045	24.886
Inferred	2.5	97.212	1.03	2.10	0.30	0.03	3.46	0.06	0.11	335,969	10.802

Mineral Resources at Waterberg on a 100% project basis have decreased to an estimated 10.8 million ounces 4E in the inferred category but increased to 24.9 million ounces 4E in the indicated category, from 23.9 million ounces 4E Indicated in April 2016:

(1)

The Mineral Resources are classified in accordance with the SAMREC standards. There are certain differences with the “CIM Standards on Mineral Resources and Reserves”; however, in this case the QP believes the differences are not material and the standards may be considered the same. Mineral Resources that are not mineral reserves do not have demonstrated economic viability and inferred resources have a high degree of uncertainty.

(2)	The Mineral Resources and are provided on a 100% project basis and inferred and indicated categories are separate and the estimates have an effective date of 17 October 2016.

(3)	A cut-off grade of 2.5g/t 4E for both the T and the F Zones is applied to the selected base case Mineral Resources. Previously a 2g/t 4E cut-off was applied to the resources.

(4)

Cut off for the T and the F Zones considered costs, smelter discounts, concentrator recoveries from previous engineering work completed on the property by the Company. The Resource model was cut-off at an arbitrary depth of 1,250m, although intercepts of the deposit do occur below this depth.

(5)	Mineral Resources were completed by Charles Muller of CJM Consulting.

(6)

Mineral Resources were estimated using Kriging methods for geological domains created in Datamine from 303 original holes and 483 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

(7)	The estimation of Mineral Resources has taken into account environmental, permitting and legal, title, and taxation, socio-economic, marketing and political factors.

(8)	The Mineral Resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company’s Annual Information Form.

The data that formed the basis of the estimate are the drill holes drilled by PTM, which consist of geological logs, the drill hole collars, the downhole surveys and the assay data. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

There is no guarantee that all or any part of the Mineral Resource not included in the current reserves will be upgraded and converted to a Mineral Reserve.

Mineral Reserves Estimates

The effective date for the Mineral Reserve estimate contained in this report is 17 October 2016.

On review by the Qualified Person for Reserves, Robert L Goosen (QP) has not identified any risk including legal, political, or environmental that would materially affect potential Mineral Reserves. The final access to the minerals will require permits from the DMR, acquisition of surface rights, water use license, securing of power and a social license to operate as established in a Social and Labour Plan.

The QPs are not aware of unique characteristics related to this Project that would prevent the granting of such permits and satisfied with progress towards the timing of submission of these applications where applicable. The mineral rights are held under Prospecting Permits with the exclusive right to apply for a Mining Right.

The Mineral Reserve statement for the Waterberg project is based on the South African Code for the Reporting of Exploration Results, Mineral Resource and Mineral Reserves (SAMREC code). There is no material difference between the SAMREC and CIM 2014 code for Mineral Reserve estimation in this case.

Figure 1-6 sets out the framework for classifying tonnage and grade estimates to reflect different levels of geoscientific confidence and the different degrees of technical and economic evaluation. Mineral Resources can be estimated based on geoscientific information with input from relevant disciplines.

Mineral Reserves, which are a modified sub-set of the Indicated and Measured Mineral Resources in order of increasing confidence, are converted into Probable Mineral Reserves and Proven Mineral Reserves (shown within the dashed outline in Figure 1-6), require consideration of factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (‘modifying factors’), and should in most instances be estimated with input from a range of disciplines.

A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve, which is the economically mineable part of an Indicated Resource, and in some circumstances a Measured Resource. This is demonstrated by at least a pre-feasibility study including adequate information on mining, processing, metallurgical, and economic and other factors that demonstrate, at the time of reporting, the economic extraction can be justified.

A Proven Reserve is the economically mineable part of a Measured Resource demonstrated by the same factors as above. A Proven Mineral Reserve implies that there is a high degree of confidence. Not all mining and permit approvals need be in place for the declaration of Reserves.

Abridged definitions are given below in Section 2.5 (of the October 2016 Waterberg report).

The SAMREC code definition of a Mineral Reserve is:

“A ‘Mineral Reserve’ is the economically mineable material derived from a Measured, or Indicated Mineral, resource or both. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a Pre-Feasibility Study for a project and a Life of Mine Plan for an operation must have been completed, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (the modifying factors). Such modifying factors must be disclosed.”

Mineral Reserves are reported as inclusive of diluting and contaminating uneconomic and waste material delivered for treatment or dispatched from the mine without treatment.

The CIM 2014 code definition for a Mineral Reserve:

“A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.”

For this technical report, the Mineral Reserves for the Waterberg project have been stated under the SAMREC Code with no material difference to the CIM 2014 standards. The point of reference is ore delivery to the RoM silo at the processing plant.

Consideration of mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors
(The “modifying factors”)

Figure 1-6: Relationship between Mineral Resources and Mineral Reserves

The conversion to Mineral Reserves was undertaken initially at 3.0g/t and the 2.5 g/t 4E stope cut-off grade for both for the T and the F-Zones, which considered costs, smelter discounts, concentrator recoveries from the previous and ongoing engineering work completed on the property by the Company and its independent engineers. Spot and three-year trailing average prices and exchange rates are considered for the cut-off considerations. Initial mine plans were developed based on a 3 g/t 4E cut-off. At the end of the mine life material that was available at a 2.5 g/t 4E cut-off was considered in the full life of mine.

From the Mineral Resource as estimated in this report, each stope has been fully diluted, comprising of a planned dilution and additional dilution for all aspects of the mining process. There are no inferred Mineral Resources included in the Reserves.

The Qualified Person for the Statement of Reserves is Mr. RL Goosen (WorleyParsons RSA (Pty) Ltd Trading as Advisian).

Table 1-4 shows the Prill splits which are calculated using the individual metal grades reported as a percentage of the total 4E grade.

Table 1-4: Prill Splits

Prill Split					Grade
Zone	Pt	Pd	Au	Rh	Cu	Ni
	%	%	%	%	%	%
T-Zone	29	49	21	1	0.16	0.08
F-Zone	30	64	5	1	0.07	0.16

Table 1-5 and Table 1-6 show the total diluted and recovered Probable Mineral Reserve for the Waterberg project.

Table 1-5: Probable Mineral Reserve at 2.5g/t 4E Cut-off – Tonnage and Grades

Waterberg Probable Mineral Reserve – Tonnage and Grades
Zone	Mt	Cut-off grade (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	4E (g/t)	Cu (%)	Ni (%)
T-Zone	16.5	2.5	1.14	1.93	0.83	0.04	3.94	0.16	0.08
F-Zone	86.2	2.5	1.11	2.36	0.18	0.04	3.69	0.07	0.16
Total	102.7	2.5	1.11	2.29	0.29	0.04	3.73	0.08	0.15

Table 1-6: Probable Mineral Reserve at 2.5g/t 4E Cut-off – Contained Metal

Waterberg Probable Mineral Reserve – Contained Metal
Zone	Mt	Pt (Moz)	Pd (Moz)	Au (Moz)	Rh (Moz)	4E (Moz)	4E Content (kg)	Cu (Mlb)	Ni (Mlb)
T-Zone	16.5	0.61	1.03	0.44	0.02	2.09	65 097	58.21	29.10
F-Zone	86.2	3.07	6.54	0.51	0.10	10.22	318 007	132.97	303.94
Total	102.7	3.67	7.57	0.95	0.12	12.32	383 103	191.18	333.04

Reasonable prospects of economic extraction were determined with the following assumptions: Metal prices used in the reserve estimate are as follows based on a 3-year trailing average (as at July 31/2016) in accordance with SEC guidance was used for the assessment of Resources and Reserves; $1,212/oz Pt, $710/oz Pd, $1229/oz Au, $984/oz Rh, $6.10/lb Ni, $2.56/lb Cu, $/ZAR15. Smelter payability of 85% was estimated for 4E and 73% for Cu and 68% for Ni. The effective date is October 17, 2016. A 2.5 g/t Cut-off was used and checked against a pay-limit calculation. Independent Qualified Person for the Statement of Reserves is Mr. RL Goosen (WorleyParsons RSA (Pty) Ltd Trading as Advisian). The mineral reserves may be materially affected by changes in metals prices, exchange rates, labour costs, electricity supply issues or many other factors. See Risk Factors in 43-101 report on www.sedar.com and the Company’s Annual Information Form. The reserves are estimated under SAMREC with no material difference to the CIM 2014 definitions in this case.

Geotechnical Investigations

Ground Conditions

The site is covered by five identified soil profiles (Kalahari sand, ferruginised Kalahari sand, colluvium, alluvium and strongly cemented calcrete) across the proposed site.

The DCP test results confirm that the transported material layer found from 0.5m below ground level has an allowable bearing capacity of at least 50kPa.

The permanent water table was not encountered during this investigation.

The transported Aeolian material encountered on the site is generally suitable for use in engineered layer work applications. Further testing would be necessary if proposed for use.

Soft to medium hard rock sandstone and strongly cemented calcrete pan can be expected at shallow depth below ground level. Some variation can be expected over the site. Blasting may be required to maintain the lines and levels of services and foundations depending on the design depths.

The sidewalls of the trial pits were relatively stable during the investigations.

Foundations

According to the trial pits/rotary core drilling investigation and the laboratory test results, the site is classified as a “H1/S2/C2/R” site in the NHBRC Classification, with an expected range of total soil movements more than 20mm. The assumed differential movement is 50%.

Light Structures* (100 – 150kPa)

Remove the soil to a depth of 1.6m below surface or up to the bedrock. The excavation must then be back filled with G6 materials in in 0.200m thick layers; compacted to 93% mod ASHTO, wetted at -1 to +2% optimal moisture content. Conventional pad foundations can then be placed at minimal depth (min of 1m deep) with bearing pressures limited to 150kPa.

Medium Structures* (150 – 250kPa)

Remove the soil to a depth of 3m below surface or up to the bedrock. The excavation must then be back filled with G6 materials in in 0.200m thick layers; compacted to 93% mod ASHTO, wetted at -1 to +2% optimal moisture content. Conventional pad foundations can then be placed at minimal depth (min of 1m deep) with bearing pressures limited to 250kPa.

Heavy Structures* (250 - 500kPa)

Remove the soil to a depth of 4m below surface or up to the bedrock. The excavation must then be backfilled with G5 materials in in 0.200m thick layers; compacted to 93% mod ASHTO, wetted at -1 to +2% optimal moisture content. Conventional pad foundations can then be placed at minimal depth (min of 1m deep) with bearing pressures limited to 500kPa.

Notes*: Soil raft foundation with good site drainage is recommended. Ninety-three percent compaction is a reasonable expectation. Anything above that might not be achievable during construction. Soil mattresses will have to be found on dense sand (>100kPa) as a minimum.

Primary and Secondary Surface Crushers

Spread foundations founded on the bedrock are considered feasible. Allowable bearing capacity of at least 5MPa, which is generally suitable for a crusher structure, was confirmed with the point load test results. The recommended founding level was identified at 4.21m depth below natural ground level in the borehole WB130. Good founding material (medium hard rock sandstone) will have to be validated by a competent person during construction.

Mine Plan

Geotechnical Factors

Prior to the commencement of the WPFS, additional geotechnical data was obtained through core logging of recently drilled boreholes. The revised geotechnical, database, which includes laboratory strength test results, was used to determine rock properties and classify the rock mass. This information was used together with available geological information to construct a 3-dimensional geotechnical rock mass model. The geotechnical rock mass model together with other pertinent information informed aspects of mine design. Input parameters derived from this work were used in idealized numerical models to evaluate various mining configurations and mine sequencing and to augment the empirical evaluations that were conducted.

Some elementary geological interpretations were made to help inform mine design.

The potential for surface displacement resulting from underground mining was assessed with elementary numerical models and it was found that the likelihood of surface subsidence is very low.

The potential for raisebore instability was assessed based on a few boreholes not necessarily near any proposed ventilation raise bore location. There could be challenges, however better-informed assessments can only be made based on dedicated geotechnical boreholes at each location.

The two mining methods proposed, BLR and SLOS were assessed and are substantially feasible as long as control is exercised diligently.

Critical hydraulic radii were calculated for open span designs and pillar dimensions were determined based on empirical methods and numerical modelling. In an attempt to optimize extraction, the designs for Waterberg are in a “transition” zone between indefinite stability on the one hand and definite caving on the other.

Based on the rock mass classification and using the Q-system, guidelines for ground support in main access excavations, main and secondary on reef roadways and on reef drifts have been developed.

All the work contributed to the development of a set of rock mechanics parameters for mine design.

Current risks and opportunities to the project associated with mine design have been identified and listed and a set of recommendations for the way forward have been compiled.

Mining Methods selected

The wireframes resulting from the MSO runs were used to create artificial footwall and hanging wall contact zones from which the mine design could be digitized.

Three mining methods (Blind Longitudinal Retreat “BLR”, Transverse Sub-level open stoping “TSLOS” and Longitudinal Sub-level open stoping “LSLOS”) were selected for the project as they satisfy the following design criteria:

•	Minimize the schedule required to achieve full production with stope sequencing;

•	Required production volumes;

•	Opex/Capex cost;

•	Optimize recovery and minimize dilution;

•	Maximize flexibility and adaptability based on size, shape, and distribution of target mining areas; and

•	Prevent surface subsidence from underground mining.

The criteria for each of these methods are detailed below, but can be resumed by the following table:

Table 1-7: Mining Method Criteria

Mining Method	Dip	Vertical Thickness
BLR	≤ 35°	3 - 15m
LSLOS	> 35°	3 - 15m
TSLOS		> 15m

The MSO wireframes provided the boundaries to which each mining method is applied. These boundaries along with the artificial contact zones were used in Studio 5D Planner to create the detailed mine design.

The design maximized the recovery of material identified from MSO while keeping to geotechnical guidelines proposed by rock engineering, thus all geotechnical losses were designed for and would not require additional factors.

To obtain initial tonnage and grades, the mine design was evaluated against the block model and the results were exported to EPS for scheduling and reporting.

From the Mineable Shape Optimizer model, ore bodies were delineated by resource characteristics and potential mining methods were selected and derived for each defined mining area through a process of option identification and ranking, and adapted to the rock conditions, including:

•	Geometry of orebody;

•	Geological complexities;

•	Geotechnical properties of the country rock and orebody; and

•	Depth below surface of extraction.

The mine is designed to initially develop the high-grade zones to minimize pre-production development capital and maximize early revenues. Further optimization for grade is an opportunity with more detailed mine designs in the DFS stage. Final resource to Reserve reconciliations checks was completed. The QP is satisfied with the Reserve data and has verified the data for the Reserve estimate.

Mine Design Access

The top of mining zones in the current Waterberg mine plan occur at depths ranging from 170 m to approximately 350 m below surface.

The majority of development is done by mechanized equipment on the ore horizon due to the orebody and various mining methods.

Access to the mine will be via three decline shafts, to service the various zones namely:

•	T-Zone:	Portal Position – South

•	F Central:	Portal Position – Central

•	F Boundary and F North:	Portal Position – North

The design philosophy applied to the Waterberg project followed an approach of proven designs and results of various trade-off studies and was designed to accommodate a mine plan, which ramps up to 7.2 Mtpa.

Practical consideration of the real estate purchases and protection of heritage resources were considered in the selection of surface infrastructure.

The study has concluded that the dual decline option has lower capital cost and lower long-term operating costs and provides a more flexible and easily expandable solution for initial mine access and production ramp-up, as well as an opportunity to achieve higher production rates in the event that resource growth is confirmed.

Other key access design objectives met are:

•	To access the workings in a way this minimizes capital development; and

•	To facilitate an aggressive production build up, targeting the high-grade areas as quickly as possible.

Various ventilation holes from surface will also be required to provide a ventilation egress point.

Portal and Declines

Initial access into the mine would be via portals that service the twin declines.

The dimensions of the main access declines are 6.0m (W) x 6.0m (H), while the main conveyor declines have dimensions of 5.5m (W) x 5.5m (H). The declines will dip at -9°, generally in an easterly direction. Figure 1-7 shows the position of the portals in relation to the surface infrastructure. The dimensions have been based on the conveyor design, ventilation intake requirements and sizes of equipment.

Positioning the portal as shown, will facilitate quick access to the shallower parts of the ore body, which will reduce the time to ‘first ore’. In addition, the portal position allows quick access to the higher-grade areas of the Waterberg mining area.

Portal designs were created based on professional experience in similar ground environment and geotechnical information gathered from the inspection of four boreholes drilled near the proposed portals location.

Laboratory tests were conducted to confirm the on-site investigation and establish preliminary engineering parameters for the soils and rocks.

The suggested preliminary portals designs will have to be supported and approved with the finite element and limit equilibrium methods during the DFS to reach an acceptable Factor of Safety (“FoS”) determined for the project.

The proposed portals designs were conducted in a manner consistent with the level of care and skill ordinarily exercised by members of the geotechnical profession practicing under similar conditions in the locality of the project.

•	Portals T-Zone and F Central

The box cut will consist of a bottom sidewall with an inclination of 51° into rock and a top sidewall of 37° inclination into soil material. The high wall is 20 m high from the footwall position. The overall slope angles are 41° and 50° for the sidewalls and highwall respectively in the preliminary portal design. The top two benches have a height of 4 m. The remaining benches are 6 m high. The catch berms have a width of 3 m across the highwall and sidewalls.

•	Portal F North Zone

The box cut will consist of a bottom sidewall with an inclination of 51° into rock and a top sidewall of 36° inclination into soil material. The high wall is 35 m high from the footwall position. The overall slope angles are 38° and 44° for the sidewalls and highwall respectively in the preliminary portal design. The first bench has a height of 5 m. The remaining benches are 6 m high. The catch berms have a width of 3m across the highwall and sidewalls.

Each mining method requires a different underground infrastructure, such as access development to sub-levels, loading points, ventilation shafts and silos. Together, they form intricate network of openings, drifts, ramps, shafts and slot raises, each with its designated function.

Mining Rates

The PTM Waterberg Project requires significant underground development in order to optimally access the ore body. Access to the high-grade areas of the mine is required as soon as reasonably possible in order to attain a maximized potential project value.

A mining cycle scheduling operation, derived from first principles, for cleaning, supporting, drilling and blasting was completed for various mining systems and face arrangements. This was done to test the theoretical possibility of attaining the required 100 m per month system advance, which has been planned, whilst not conservative, is a consistently achievable target from both a theoretical and actual benchmarked operations perspective.

There is significant opportunity to increase the planned system advance rate in areas should it be possible to achieve multi-blast conditions during the course of the mine development. This would entail establishing an independent ventilation district that solely ventilates the development and is removed from stoping operations.

Figure 1.7 gives an overview of the portal positions and extent of strike and dip of the orebody.

Figure 1-7: Portal and Underground Layouts

Production Summary and Schedule

The key average annual production results over the 18-year mine life are shown in Table 1.8.

Table 1-8: Production Summary

Item	Units	Total
Mined and Processed	Mtpa	7.20
Platinum	g/t	1.11
Palladium	g/t	2.29
Gold	g/t	0.29
Rhodium	g/t	0.04
4E	g/t	3.73
Copper	%	0.08
Nickel	%	0.15
Recoveries
Platinum	%	82.5%
Palladium	%	83.2%
Gold	%	75.3%
Rhodium	%	59.4%
4E	%	82.1%
Copper	%	87.9%
Nickel	%	48.8%
Concentrate Produced
Concentrate	ktpa	285
Platinum	g/t	24.2
Palladium	g/t	51.5
Gold	g/t	4.9
Rhodium	g/t	0.6
4E	g/t	81
Copper	%	1.9
Nickel	%	1.8
Recovered Metal in Concentrate
Platinum	kozpa	222
Palladium	kozpa	472
Gold	kozpa	45
Rhodium	kozpa	6
4E	kozpa	744
Copper	Mlbpa	11
Nickel	Mlbpa	12

Year 4 bases the mine plan on a multiple ramp access underground mining operation ramping up to 600ktpm where it remains for the majority of the LoM until the lower grade end period.

The current status of Life of Mine (LOM) throughput is based on an initial 3g/t 4E cut-off; thereafter, 2.5 g/t 4E will be applied in the final years of the mine life.

The tail of the production schedule for the Waterberg production starts in 2035 and final reef tonnes are scheduled for 2038.

The recommended throughput option for the Waterberg process plant is two modules of 300ktpm each. This configuration is sufficiently flexible to cater for the portal development scenarios and further provides flexibility to cater for both large and small mining operations if selected in future.

Total Mine production with the average grade is shown in Figure 1.8.

Figure 1-8: Mining Method Total Mine Production

Ventilation

The ventilation and cooling systems consider safety and health requirements in accordance with the Mine Health and Safety Act 29 of 1996 (the “MHSA”).

Ventilation and cooling system designs are based on the production and development tonnage profiles and diesel fleet provided by the mine design team. The mining plan is based on steady state production of 600 000 reef tons per month, ventilation and cooling requirements for each mining area is phased-in accordingly over LoM.

Diesel equipment will be a significant heat source accounting for almost 40% of mine heat, in comparison heat flow from rock will account for less than 10% [maximum Virgin Rock Temperature VRT 46.0°C] . The balance will come from auto-compression and other sources including electrical. In mechanized mines, to a depth of approximately 700m below surface this heat can usually be removed by ventilation used to dilute exhaust gasses. However, beyond this depth, heat flowing into the mine from rock and other sources combined with heat from the diesel equipment means that generally, air alone cannot adequately cool the mine and additional mechanical cooling is required. It is confirmed that at depth T-Zone, F1 South, F2 Central, F4 Boundary North and F5 North additional cooling will be required

Metallurgical Test Work and Recovery

Various metallurgical test work campaigns have been conducted throughout the course of 2013 to 2016 to determine the optimum flowsheet for treatment of the various Waterberg ore lithologies. Metallurgical test work focused on maximizing recovery of PGEs and base metals, mainly copper and nickel, while producing a concentrate product of an acceptable grade for further processing and/or sale to a third party.

In 2013, preliminary metallurgical test work was undertaken at SGS (Booysens, South Africa) using two samples, F-Central and T-zone, taken from the Waterberg deposit as part of the Preliminary Economic Assessment. The results indicated that a potentially saleable concentrate could be produced. The results from the PEA test work program is summarized in the previous PEA technical report, filed in February 2014.

Further investigative test work was performed on an F-Central composite sample, under the management of JOGMEC during the course of 2013 to 2014. The results indicated that a concentrate product in excess of 100 g/t 4E could be produced at acceptable recoveries with the inclusion of Oxalic acid and Thiourea in the reagent suite.

As part of the WPFS, extensive metallurgical test work was conducted at MINTEK, which focused on characterizing the various Waterberg lithologies in terms of mineralogical composition, comminution parameters, and flotation response.

Comminution tests have classified the Waterberg ores as hard to very hard and not suitable for Semi-Autogenous Grinding (SAG) milling.

Two flotation flowsheets were tested on each Waterberg lithology, a MF1 circuit utilizing Oxalic acid and Thiourea as part of the reagent suite and a MF2 circuit utilizing typical Southern African PGM reagents, such as SIBX as a collector. Batch open circuit flotation test work as well as locked cycle flotation test work was conducted. Encouraging results were obtained from both flowsheets. Test work results have demonstrated that some of the ore types respond better to a particular configuration. However, superior recoveries were obtained for the mine blend samples using the MF2 configuration, leading to the selection of the MF2 circuit for the process design.

It was noted that extensive scavenging and cleaning was required in the MF2 circuit to maximize recoveries, while lower mass pulls in the high grade and low-grade circuits where essential to ensure acceptable concentrate grades were achieved and the product grade specification were met. Flotation work indicated that the optimum final grind for the F-zone ores are 80% passing 75μm; whilst there is evidence that the T-zone material could achieve higher recoveries at finer grinds of 85-90% passing 75μm. Further test work to investigate the optimization of the T-zone final grind is recommended.

The flotation test work indicated that the Waterberg ores are amenable to treatment by conventional flotation without the need for re-grinding. A standard flotation concentrator can be used to produce a saleable concentrate, at a 4E grade of no less than 80 g/t, with no deleterious products. 4E recoveries in excess of 80% are expected at the proposed mill feed grades.

Process Plant Design

The process design for the Waterberg Concentrator Plant has been developed based on the extensive metallurgical test work results, as well as other desktop level studies completed by the project team. A trade off study was conducted to determine the optimal production ramp up and steady state production. Based on the outcome of the study the plant steady state capacity of 7.2 Mtpa will be achieved by the construction of the plant in two phases. Each phase consisting of a 3.6 Mtpa concentrator module,

The Phase 1 3.6 Mtpa concentrator module and associated infrastructure, is planned to start production in month 36. Phase 2 includes the construction of the second 3.6 Mtpa module to take the total production to 7.2 Mtpa in month 53. The second concentrator module is designed as a copy of the first module, with minor exceptions with regards to shared infrastructure.

Each of these modules comprises a three-stage crushing circuit, feeding crushed material to the primary milling circuits. Primary milling is achieved in a ball mill with closed-circuit classification followed by a primary rougher flotation bank. The primary rougher concentrate is further upgraded in the primary cleaning/re-cleaning circuit to produce a high-grade concentrate product. The primary rougher tailings are further liberated in the secondary milling circuit which consist of a ball mill with closed-circuit classification, before reporting to the secondary rougher and scavenger flotation circuit. The secondary rougher concentrate product reports to the secondary cleaning/re-cleaning stages to produce a medium grade concentrate, whilst the scavenger flotation concentrate is upgraded in the scavenger cleaning circuit to produce a low-grade concentrate product. Each of the concentrate products are combined in the concentrate thickener for dewatering, followed by filtration. The flotation tailings products are thickened prior to beings disposed to the residue storage facility.

Refer to Figure 1-9 for an illustration of the above.

Figure 1-9: Waterberg Concentrator Block Flow Diagram

Infrastructure

The design philosophy applied to the Waterberg project followed an approach of proven designs and results of various trade-off studies.

The infrastructure was designed to accommodate a mine plan, which ramps up to 7.2 million tonnes per annum (“Mtpa”). Locations and sizing of infrastructures were significantly influenced by the geographical area. Real estate associated with cost, social, and cultural heritage considerations allowed little leeway for selection of locations. A site layout plan covering site facilities is shown in Figure 1-10.

The key infrastructure includes regional infrastructure, local infrastructure, central shared services, portal infrastructure as well as mine ventilation and refrigeration surface infrastructure as described in the “Mine Operations” section above (Section 18 of the October 2016 Waterberg Report).

Figure 1-10: General Site Layout

Bulk Water Supply

South Africa is a country of relatively low rainfall and, in particular, the Limpopo province will require significant additional water capacity to meet the growing demand from the mining, agricultural, and domestic sectors. The Government has committed to addressing this shortage in the interest of developing the region. However, there are major planning, infrastructural design, and funding challenges that need to be addressed in order to ensure that sufficient bulk water supply is achieved.

The Olifants River Water Resource Development Project (ORWRDP) has been designed to deliver water to the Eastern Limb and Northern Limb of the Bushveld Igneous Complex (BIC) of South Africa. The ORWRDP consists of the new De Hoop Dam, the raising of the wall of the Flag Boshielo Dam, and related pipeline infrastructure, which will ultimately deliver water via Pruissen to Sekuruwe, located some 30 km to the north of Mokopane and 60 km south of PTM Waterberg Project. From this point, PTM Waterberg will need to develop their own pipeline project to take water to their site.

Implementation of the Flag Boshielo Pruizen pipeline has been put on hold because of funding issues and withdrawal of commitments from some mines due to low commodity prices. The PTM Waterberg project is located on the northern extremity of the ORWRDP area, the delay in implementation will result in Waterberg not meeting their development schedule, and other options would need to be considered.

During the Pre-Feasibility Study, other bulk water supply options were considered. Other options considered were Glen Alpine Dam, transfer of water from Lephalala River, groundwater and effluent from various Waste Water Treatment Works (WWTW) including Louis Trichardt / Makhado and Seshego. The present water balance model simulations showed that the average bulk water supply requirement over the life of the mine would be 10.6 Ml/d.

Of all the water supply options considered a combination of sewage effluent and groundwater is considered the most viable and least risk solution to meet the proposed mining schedule. Wellfields with mainly poor water quality will be targeted so as not to compete with domestic water uses in the area.

From existing borehole information and limited exploration, drilling done to date about 0.5Ml/day of potable water or more could be developed around the mine site. Poor quality groundwater developed within 35 km east of the mine towards Bochum (about 5,5Ml/day) and to the south of the mine, some 4.3Ml/day is thought to be available. Non-potable groundwater resources up to 35 km from the mine could yield up to 9.9Ml/day.

Ground Water

The PTM Waterberg Project site and surrounding area is underlain by the Waterberg Group, Bushveld Igneous Complex and the Archaean Granite/Gneiss rocks. The Waterberg Group overlies the Bushveld Igneous Complex and comprise predominantly of sandstones. The base of the Bushveld Main Zone is characterized by the presence of a transitional zone that constitutes a mixed zone of Bushveld and altered sediments/quartzites before intersecting the Archaean granite basement. The Waterberg Sedimentary package has been intersected by numerous crisscrossing dolerite or granodiorite sills or dykes and act as preferential flow path for groundwater.

Groundwater abstraction in the area is mainly used for domestic consumption at the villages. Water levels in the area vary between artesian and 52m below ground level (“mbgl”). The groundwater quality does not always comply with the drinking water standards due mainly to the high salt content. Borehole yields vary considerably over the area with yields of up to 10l/s found along major structures in the Waterberg sediments and in the highly weathered and fractured Gneisses. However, due to the low rainfall, recharge to the aquifers is low with the average annual recharge estimated to be only about 12mm per annum.

Inflow into the proposed mine workings has been estimated to be between 3.6Ml/day and 9.4Ml/day depending on hydraulic conductivity of the deeper fault zones and the number of faults intersected. A conservative figure of 3.3Ml/day has been used in the water balance. These inflows will result in an impact zone around the mining lease area of about 6 km. Production boreholes serving communities within this zone could be affected.

From information available at this stage local groundwater around the mine could yield up to 0.5Ml/day of potable water or more. Non-potable groundwater resources up to 35 km from the mine could yield up to 9.9Ml/day.

Bulk Power Supply

The bulk electricity supply for the project is being planned to cater for mining and plant production rates of up to 600ktpm, which correspond to an electrical load of up to 160MVA. A temporary electrical supply is being planned for the construction stage.

Existing 66kV and 132kV networks approach to within 25 km from the project site, however, it has been determined that the capacities of these networks are inadequate to supply the project load. The updated electricity supply plan compiled by Eskom therefore provides for the establishment of new 132kV overhead lines from the Eskom Burotho 400/132kV main transmission substation, which is located approximately 77 km south of the project site. Eskom has confirmed in principle the availability of capacity from this system to supply the mine.

The proposed bulk electricity supply infrastructure comprises the following:

•	Two 77 km long 132kV overhead lines from Burotho transmission substation;

•	Two 132kV line feeder bays for these new lines at Burotho transmission substation; and

•	A 132kV switching substation and step-down substation located on the project site.

The development of the abovementioned infrastructure is being done in conjunction with Eskom on a Self-Build basis in terms of which Waterberg JV Resources is responsible for most of the development work.

This work is already in an advanced stage; with line route planning and environmental impact assessment work having progressed well (refer Figure 1-11, which shows some of the 132kV overhead line route options).

Figure 1-11: Proposed Overhead Line Route

Process Plant

Further to the equipment described in Section 1.16 (of the October 2016 Waterberg Report), the following permanent installations are also included to support the processing plant:

•	Return water columns from the residue storage facility to the processing plant

•	Plant services, i.e. compressed air and raw water

•	Plant potable water storage and reticulation

•	Plant electrical supply and reticulation, from the plant consumer substation.

•	Plant offices

•	Plant store

•	Plant workshop

•	Plant weighbridge

The plant infrastructure includes storm water berms and drains to divert rainwater from the plant and to collection rainwater falling in the plant in a pollution control dam, this water will be captured for use in the process plant and not intended to be discharged to the environment.

Residue Storage Facility

A Pre-Feasibility Design (PFD) of the Residue Disposal Facility (RDF) and its associated infrastructure was undertaken. The design of the RDF comprising:

•	A Residue Storage Facility (RDF) that accommodates 140 000 000 dry tonnes over a 20-year Life of Mine (LoM);

•	A Return Water Dam (RWD) and/or Storm Water Dam (SWD) associated with the RDF;

•	The associated infrastructure for the RDF (i.e. perimeter slurry deposition pipeline, storm water diversion trenches, perimeter access road, etc.);

•	Estimation of the capital costs to an accuracy of ±25%, operating costs associated with these facilities to an accuracy of ±25% and closure costs to an accuracy of ±35%; and

•	Estimation of the costs over the life of the facility.

Site Selection

A site selection study was undertaken to find the most favorable site. The study found that Ketting farm was the most favorable.

Depositional Trade-off Study

A trade-off study was undertaken to determine a suitable depositional methodology as well as to highlight the advantages and disadvantages of each methodology. The following methodologies were investigated:

•	Conventional/thickened tailings;

•	Cycloned tailings;

•	Paste tailings; and

•	Dry-filtered tailings.

The following conclusions were drawn from the study:

•	Paste disposal is untested in the platinum industry and would pose a significant risk and require an extensive testing regime to consider implementing;

•

Dry stacking is a possible option and the potential water recoveries could make this option feasible, however the high capital and operational costs associated with dry stacking could make this option unfeasible compared to a conventional tailings dam;

•	Cycloned tailings may provide a cost saving due to the higher rates of rise achievable, however test work is required prior to recommending this option;

•	Conventional/thickened tailings are the safest option, well understood in the platinum industry, and have been regarded as the preferred option for Waterberg.

Economic Depositional Methodology Trade-off Assessment

Further to this, an Economic Assessment of the various depositional methodologies was undertaken to determine which methodology would provide a cost-effective solution given that the scarcity of water at the site. The purpose of this assessment was to determine which option would result in the most cost-effective solution in terms of water cost; therefore, the costs were only taken to a conceptual level. The results show that filtered tailings will only be feasible if the water cost exceeds R60/m3.

Therefore, conventional/thickened tailings were taken forward as the preferred option for Waterberg.

•	Key Design Features:

The key design features of the RDF in Figure 1-12 are as follows:

o	The RDF will be constructed as an upstream, spigotting facility;

o	A compacted earth fill starter wall at elevation 1 000m.a.m.s.l.;

o	A penstock system will be used to decant water from the RDF;

o	A RWD with sufficient capacity for the 1 in 50-year storm event (340 000m3);

o	The RDF has a total footprint area of 297Ha, a maximum height of 55m and a final rate of rise of <3m/year;

o	A concrete lined solution trench to convey seepage water to the RWD;

o	Lined toe paddocks to collect contaminated run-off water from the RDF side slopes; and

o	A slurry spigot pipeline along the crest of the RDF.

Figure 1-12: RDF Layout

Access Roads

The Waterberg Project is located some 85 km north of the town of Mokopane (formerly Potgietersrus) in Seshego and Mokerong, districts of the Limpopo Province. Although the bulk of the roads surrounding the site are provincial roads under the jurisdiction of the Roads Agency Limpopo (RAL), some of the minor roads are the responsibility of either the Capricorn District Municipality or the three relevant Local Municipalities.

The Waterberg Project is situated some 56 km from the N11 national road that links Mokopane with the Groblers Bridge border post to Botswana. Access to the project area from Mokopane in Figure 1-13 (112km), and Polokwane in Figure 1.14 (94km) includes about 32 km of unpaved roads.

It has been assumed in this study that this portion of the access route will remain unsurfaced but provision has been made for re-profiling and adequate drainage run-off along the route and a maintenance contract to maintain the road to an acceptable standard for the life of mine.

The balance of the route will have to be assessed to determine additional costs that may be incurred to upgrade and repair. The transport of the concentrate has been assumed to be done by contract haul and a rate per tonne component has been included in the financial model.

Figure 1-13: Access Route from Mokopane (112km)

Figure 1-14: Access Route from Polokwane (94km)

Market Studies and Contracts

Either the Waterberg project will produce a flotation concentrate from the processing plant, which is assumed to be sold, or toll treated into the local South African market.

Production of up to 285 000 tonnes of concentrate per annum will be available at peak production. The concentrate will contain approximately 80g/t 4E’s plus copper at between 1% and 9.2% and nickel at between 1.1% and 5%. The concentrate does not contain any penalty elements such as chrome and is rich in Sulphur, thus making it a desirable concentrate to blend with other high chrome concentrates.

No formal marketing studies have been conducted for this study nor have the local smelter and refinery operators been formally contacted to understand the appetite in the local industry to treat the concentrate to be produced from the project. Informal indications from smelters are that the concentrate is attractive.

Based upon industry data, it is expected that the payability for the concentrate sold to a local smelter operator will be up to 85% for the PGE’s, 73% for contained copper and 68% for contained nickel. It is expected that the metal will be available from the refinery after 16 weeks. Opportunity exists to have payment terms with “pipeline’ finance facilities and these have been included in the study for the life of the mine.

Metal Prices

The Waterberg Project level financial model begins on July 1, 2016. It is presented in 2016 constant dollars, cash flows are assumed to occur evenly during each year and a mid-year discounting approach is taken.

The base case real discount factor applied to the analyses is 8%. No allowance for inflation has been made in the analyses.

The following prices, based on a 3-year trailing average in accordance with SEC guidance, was used for the assessment of Resources and Reserves.

The exchange rate between the ZAR and the USD is fixed at ZAR15.00: USD1.00 in the financial model throughout the LoM. The pricing and exchange rates above results in the estimated basket prices shown in Table 1-9 below.

Table 1-9: Average Three Year Trailing Metal Prices used in Financial Model

Parameter	Unit	Financial Analysis Assumptions
3 Year Trailing Average Price (Date: 31 July 2016)
Platinum Palladium Gold Rhodium Nickel Copper	$/oz. $/oz. $/oz. $/oz. $/lb $/lb	1 212 710 1 229 984 6.10 2.56
Base Metals Refining Charge Copper Refining Charge Nickel Refining Charge	% Gross Sales pay % Gross Sales pay % Gross Sales pay	85% 73% 68%
Investment Bank Consensus Price (Date: 16 September 2016)
Platinum Palladium Gold Rhodium Nickel Copper	$/oz. $/oz. $/oz. $/oz. $/lb $/lb	1 213 800 1 300 1 000 7.50 2.9

Investment Bank Consensus September 2016 PGMs for base metals.

Environmental and Impact Assessment Studies

Preliminary environmental baseline studies have been completed for the Waterberg Project and measures have been incorporated in the development of the layouts, designs and operational practices to mitigate potential environmental risks.

The baseline studies included the following:

•	Ground Water.

•	Air Quality.

•	Noise.

•	Bio-Diversity.

•	Soil.

•	Visual Impact.

•	Heritage Impact.

•	Surface Water.

•	Traffic.

•	Blasting.

Prior to construction and operation of an underground mine, the following local legislative authorizations would be required:

•	In support of a Mining Right Application (MRA), authorization in terms of Section 22 of the MPRDA by the DMR is required.

•

Environmental Authorization as per the National Environmental Management Act, 1998 (Act No. 107 of 1998) (NEMA) and the Environmental Impact Assessment (EIA) Regulations (GNR. 543, 544 and 545 of 18 June 2010) from the Limpopo Department of Economic Development, Environment and Tourism (LEDET).

•	A water use license in terms of Section 21 of the National Water Act, 1998 (Act No. 36 of 1998) from the Department of Water and Sanitation (DWS).

•

A Waste Management License for categorized waste activities in terms of the National Environmental Management Waste Act, 2008 (Act No. 59 of 2008) (NEMWA) from the National Department of Environmental Affairs (DEA).

There have been discussions with the local communities and stakeholders regarding the environmental protection measures proposed to be undertaken.

The communities that are located within a 5km radius from the proposed project site are:

•	Ga-Ngwepe.

•	Setlaole.

•	Ga-Masekwa.

•	Ga-Raweshe.

•	Ketting.

Consultations have also been held with the Regulatory Departments on various aspects of the Project and detailed discussions will continue throughout the permitting process and project execution.

A project risk assessment was carried out as part of the Pre-Feasibility Study to identify environmental sensitivities. The key risks potentially affecting the achievement of the project objectives were identified, together with their root causes and potential consequences. Primary mitigating strategies currently in place to address the risks were documented and where the current risk rating was considered unacceptably high, additional action items agreed to reduce it to an acceptable level.

Community Social Impact Assessment Studies

A social impact assessment is being conducted with the local communities to establish the social understanding within the area of the Waterberg mining operations. The project has maintained a positive open working relationship with the small communities in the area of the project including regular well documented meetings.

The communities that are located within a 5km radius from the proposed prospecting site are Ga-Ngwepe, Setlaole, Ga-Masekwa, Ga-Raweshe, and Ketting.

Capital and Operating Costs

Capital Costs

Project capital costs total ZAR 27,374M, consisting of the following:

•

Initial Capital Costs – includes all costs to develop the property to a sustainable production of 600ktpm. Initial capital costs total ZAR 15,906M and are expended over a 72-month period from January 2017 to Dec 2022 including the pre-production construction and commissioning period; and

•

Sustaining Capital Costs – includes all costs over the 16-year mine life related to expansion of production from the initial 300ktpm to 600ktpm and the acquisition, replacement, or major overhaul of assets required to sustain operations. Sustaining capital costs total ZAR 11,468M and are expended in operating years from Jan 2023 to Jul 2038.

•	The peak funding required for the project is estimated at ZAR13,694M ($914M) in year 2022.

The costs are presented in ZAR 2016 and U.S. Dollars (USD) market terms. It is presented in real money terms and no escalation was added. The base date for the Capital Estimate shall be 31 July 2016 and will be used to qualify the estimate in terms of governing laws, duties, taxes and tariffs.

The exchange rate between the ZAR and the USD will be fixed at ZAR15.00: USD1.00 in the Financial Model throughout the LoM.

The expected order of accuracy of the final estimate is in the range of ±25%

A 12% contingency allowance has been based on an assessment of the risk around the accuracy of the design information, quantities and rates applied using a Monte Carlo statistic process.

The estimate is presented in such a way that it is seamlessly incorporated into the financial model as an input, expressed in monthly cash flows for each WBS Level 1 facility code. Table 1-10 presents the PTM Waterberg capital at Level 1 WBS facility code.

Table 1-10: Total CAPEX

Facility Code	Facility Description	To Full Production ZAR (M)	Sustaining Capital ZAR (M)	To Full Production USD (M)	Sustaining Capital USD (M)
2000	Underground Mining	6,092	9,766	406	651
3000	Concentrator	2,850	159	190	11
4000	Shared Services & Infrastructure	1,063	43	71	3
5000	Regional Infrastructure	2,566	-	171	-
6000	Site Support Services	691	67	46	4
7000	Project Delivery Management	1,399	147	93	10
8000	Other Capitalised Costs	246	83	16	6
9000	Contingency	999	1,202	67	80
Total Capital		15,906	11,468	1,060	765

The facility level summary of the capital as well as the capital expenditure for LOM is depicted in Figure 1-15.

Figure 1-15: Total CAPEX Cashflow

Operating Costs

For the study, OPEX has been defined as:

•	All on-reef development as soon as first stoping tonnes are achieved,

•

Off-reef development associated with ongoing access and Reserve generation within, when first stoping tonnes are achieved. (These include sub-level off reef, lateral ventilation and other access development),

•	All ongoing production related activities after first stoping ore is mined,

•	Operating costs associated with the mobile mining equipment and fixed engineering equipment,

•	Maintenance of mobile mining equipment and fixed engineering equipment.

Initially the mine will be contractor operated and once first stoping ore is mined for a particular mining zone, it will become owner operated. This excludes some contracted services over LoM such as raise bore, ventilation raises, silo and vertical dams, main access, primary conveyor decline and material decline development. The RDF facility will also be contracted out. The owner-mined operation per zone will coincide with when operating costs starts being incurred. All costs not associated to a particular mining zone will be reported under shared services and will include general, administration, and processing cost.

The operating cost model was developed by following the typical steps and processes prescribed by the Advisian RSA OPEX Estimation standards and methodologies. Methodologies utilized includes first principle costing for the labour, lifecycle costing for all equipment, infrastructure and fleet, zero-based costing for mining consumables and fixed/variable costing for the remainder of operating cost items.

The estimate methodology is aligned to preliminary engineering designs and budgetary quotations for major equipment and consumable cost and conforms to the +-25% accuracy level of a Pre-Feasibility Study. The operating cost estimate is modelled annually in ZAR. Costs reported in USD were converted from ZAR by using and exchange rate of R 15 per USD. A base date of July 2016 was used as costing basis. Costs are reported in real money terms with no escalations or contingency modelled. Quotes and cost rates were sourced from South African suppliers with foreign component cost not having an impact on the operating costs estimate.

The average LoM operating cost for the Waterberg Pre-Feasibility Study project is estimated at R 574.62 per ore tonnes broken (USD 38.31 /t). As indicated in Table 1-11, the total LoM cost amounts to R 58.99 billion (USD 3.93 billion). Average LoM costs are also detailed on a high level per area in ZAR and USD.

Table 1-11: Average LoM Operating Cost Rates and Totals per Area in ZAR and USD

	Average LOM (ZAR/t)	Total LOM (ZAR M)	Average LOM (USD/t)	Total LOM (USD)

Mining	R 271.90	R 27 915	$ 18.13	$ 1 861
Engineering & Infrastructure	R 107.49	R 11 036	$ 7.17	$ 736
General & Admin	R 40.71	R 4 180	$ 2.71	$ 279
Process	R 154.52	R 15 864	$ 10.30	$ 1 058
Total OPEX Cost	R 574.62	R 58 994	$ 38.31	$ 3 933

The information in the table above is visually represented in Figure 1-16 to provide a better understanding of the breakdown per area of the LoM operating cost.

Figure 1-16: LoM Average R/t Operating Cost Breakdown per Area

From the figure, it is evident that mining comprises the bulk of the operating cost at 47%, followed by process at 27% and engineering and infrastructure at 19%. General and administration cost contributes a small portion (7%) of the total operating cost. The mining cost mostly driven by the large materials and supplies cost which is associated to development and production fleet maintenance (R 87/t) and consumables such as fuel (R 30/t). The process cost can be mostly attributed to the high-power cost at R 64/t and consumable costs at R 60/t.

Figure 1-17 provides an overview of the operating cost per cost category over LoM. From the graphical representation, it is evident that the majority of costs remain constant. As expected, materials and supplies, cost will vary, as it is the directly related to the production profile.

Figure 1-17: Operating Cost broken down per Cost Category over LoM

Figure 1-18 presents the total operating costs over LoM overlaid with the ore tonnage profile. The cost increase observed in 2022 is due to the start of the second process plant in November 2022 (month 53) combined with an increase in tonnage. Steady state is observed around 2024 when the process plant will process 7.2 Mtpa. The process, general, administration, engineering, and infrastructure operating cost remain constant throughout the LoM, whilst the mining operating cost closely resembles the tonnage profile. The two-phased ramp down starting in year 2035 is clearly visible towards the end of LoM.

The dip in operating cost displayed in year 2036 is a result of only one process plant being operational to process 200 ktpm for duration of approximately 17 months, until ore tonnes are depleted.

Figure 1-18: Operating Cost per Zone over LoM relative to Ore Tonnes

The operating cost model was developed to enable reporting per zone (e.g. F South), per area (e.g. mining) and per cost category (e.g. labour). For more operating cost detail and results, refer to Section 21.3 (of the October 2016 Waterberg Report).

Summary of Economic Analysis

The results of the financial analysis show an After Tax NPV 8% of ZAR4,805M. The case exhibits an after-tax IRR of 13.5% and a payback period of around eleven years. The estimates of cash flows have been prepared on a real basis as at 1 July 2016 and a mid-year discounting is taken to calculate NPV. A summary of the financial results is shown in Table 1-12.

The cumulative cash flow after tax is depicted in Figure 1-19.

Table 1-12: Financial Results Base Case Three Year Trailing Average

Item	Discount Rate	ZAR Millions (Before Taxation)	ZAR Millions (After Taxation)	USD Millions (Before Taxation)	USD Millions (After Taxation)
Net Present Value	Undiscounted 4.0% 6.0% 8.0% 10.0% 12.0% 14.0%	36,096 18,213 12,666 8,565 5,519 3,249 1,555	25,042 11,883 7,808 4,805 2,584 939 -278	2,406 1,214 844 571 368 217 104	1,669 792 520 320 172 62 -19
Internal Rate of Return Project Payback Period (Years)		16.6% 10	13.5% 10	16.6% 10	13.5% 10

Figure 1-19: Annual Cashflow after TaxTable 1-13: Investment Bank Consensus Price

Item	Discount Rate	Before Taxation (ZAR)	After Taxation (ZAR)	Before Taxation (USD)	After Taxation (USD)
Net Present Value	Undiscounted 4.0% 6.0% 8.0% 10.0% 12.0% 14.0%	45,781 24,180 17,426 12,402 8,641 5,812 3,676	31,946 16,184 11,263 7,610 4,884 2,842 1,311	3,052 1,612 1,162 827 576 387 245	2,130 1,079 750 507 325 189 87
Internal Rate of Return Project Payback Period (Years)		19,8% 9	16.3% 9	19,8% 9	16.3% 9

Mineral Tenure, Surface Rights and Royalties

Currently there are no royalties, back-in rights, payments or other encumbrances that could prevent PTM from carrying out its plans or the trading of its rights to its license holdings at the Waterberg Project. JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

It should be noted that PTM has a Prospecting Right which allows them should they meet the requirements in the required time, to have the sole mandate to file an application for the conversion of the registered Prospecting Right to a Mining Right.

Conclusions

Results of this WPFS demonstrate that the Waterberg Project warrants development due to its positive, robust economics, large production volume and opportunity relative to the PGM price deck.

It is the conclusion of the QPs that the WPFS summarized in this technical report contains adequate detail and information to support a Pre-Feasibility level analysis.

Infill drilling over portions of the project area and new estimation methodology has made it possible to estimate a new mineral resource estimate and upgrade portions of the mineral resource to the Indicated category.

A Mineral Resource and Reserves may be declared for the PTM Waterberg project and reported in the tables below:

Table 1-14: T Zone Mineral Resource at 2.5 g/t 4E Cut-off

T-Zone 2.5g/t Cut-off
Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Au	Rh	4E	Cu	Ni	4E
	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	31.540	1.13	1.90	0.81	0.04	3.88	0.16	0.08	122 375	3.934
Inferred	2.5	19.917	1.10	1.86	0.80	0.03	3.79	0.16	0.08	75 485	2.427

Table 1-15: F Zone Mineral Resource at 2.5 g/t 4E Cut-off

F-Zone 2.5g/t Cut-off
Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Au	Rh	4E	Cu	Ni	4E
	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	186.725	1.05	2.23	0.17	0.04	3.49	0.07	0.16	651 670	20.952
Inferred	2.5	77.295	1.01	2.16	0.17	0.03	3.37	0.04	0.12	260 484	8.375

Table 1-16: Probable Reserve at 2.5 g/t 4E Cut-off

Zone	Mt	Moz	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	4E (g/t)
T Zone	16.50	2.09	1.14	1.93	0.83	0.04	3.94
F South	10.32	1.26	1.14	2.42	0.19	0.04	3.78
F Central	36.75	4.24	1.08	2.30	0.18	0.04	3.59
F Boundary	16.08	1.94	1.12	2.40	0.19	0.04	3.75
F North	23.02	2.79	1.13	2.42	0.19	0.04	3.78
Total	102.67	12.32	1.11	2.29	0.29	0.04	3.73

The following prices, based on a 3-year trailing average in accordance with SEC guidance, was used for the assessment of Resources and Reserves.

The Investment Bank Consensus price and spot price were also used for the Sensitivity analysis.

Table 1-17: Key Economic assumptions

Parameter	Unit	3 Yr Trailing Average 31 Jul 2016	Spot Price 6 Oct 2016	Investment Bank Consensus Price Deck 16 Sep 2016
Platinum	$/oz.	1 212	964	1 213
Palladium	$/oz.	710	668	800
Gold	$/oz.	1 229	1 255	1 300
Rhodium	$/oz.	984	675	1000
Basket (4E)	$/oz.	899	798	960
Nickel	$/lb	6.10	4.52	7.50
Copper	$/lb	2.56	2.17	2.90
Base Metals Refining Charge	% Gross Sales	85%
Copper Refining Charge	% Gross Sales	73%
Nickel Refinery Charge	% Gross Sales	68%

The key features of the WPFS include:

•	Planned steady state total and annual production and recoveries for the Mining zones are depicted in the table below.

Table 1-18: WPFS Production results.

Item	Unit	Total LOM	LOM Annual Avg
Ore Production
Mineral Reserve	Mt	103	7.2
Ore Milled	Mt	103	7.2
T-Zone	g/t	3.94	3.94
F South	g/t	3.78	3.78
F Central	g/t	3.59	3.59
F Boundary	g/t	3.75	3.75
F North	g/t	3.78	3.78
4E	g/t	3.73	3.73
Copper	%	0.08	0.08
Nickel	%	0.15	0.15
Recoveries
Platinum	%	82.5	82.5
Palladium	%	83.2	83.2
Gold	%	75.3	75.3
Rhodium	%	59.4	59.4
4E	%	82.1	82.1
Copper	%	87.9	87.9
Nickel	%	48.8	48.8
Recovered Metal
Platinum	koz	3,029	222
Palladium	koz	6,297	482
Gold	koz	715	45
Rhodium	koz	73	6
4E	koz	10,114	744
Copper	Mlb	168	11
Nickel	Mlb	163	12

Waterberg Key financial metrics are depicted in the table below:

Table 1-19: WPFS Results

Item	Units	Total
Key Financial Results (3 Year Trailing Price Deck – $/ZAR 15) - 31 July 2016
Life of Mine	years	19
Capital to Full Production	$M	1 060
Mine Site Cash Cost	$/oz 4E	389
Total Mine Cash Costs After Credits	$/oz 4E	248
Total Cash Costs After Credits	$/oz 4E	481
All in Costs After Credits	$/oz 4E	661
Site Operating Costs	$/t Milled	38
After Tax NPV @ 8%	$M	320
After Tax IRR	%	13.5
Project Payback Period (Start First Capital)	years	10
Investment Bank Consensus Price Deck- 16 September 2016
After Tax NPV8	$M	507
After Tax IRR	%	16.3

Standard industry practices, equipment and design methods were used in this WPFS. The report authors are unaware of any unusual or significant risks, or uncertainties that would affect project reliability or confidence based on the data and information made available. For these reasons, the path going forward must continue to focus on drilling activities and obtaining the necessary permitting approval, while concurrently advancing key activities in the DFS that will reduce project execution time.

Risk is present in any mineral development project. Feasibility engineering formulates design and engineering solutions to reduce that risk common to every project such as resource uncertainty, mining recovery and dilution control, metallurgical recoveries, political risks, schedule and cost overruns, and labour sourcing. Opportunities include further optimization of the mine plan and potential reduction of development sustaining capital. The company indicates they will be focused on these aspects in the definitive feasibility phase.

The project provides attractive returns when compared to competitive projects in the Bushveld Complex in the Western or Northern Limb. Based on the competitive returns the project is recommended to proceed to the DFS Stage. Drilling for measured resources should continue and be designed and budgeted along with the scoping process for the definitive feasibility study.

Geology and Mineral Estimates

A Mineral Resource may be declared for the PTM Waterberg project. This Resource comprises an Indicated Resource of 31 Million tonnes at 3.88g/t 4E for the T-zone; and 186 Million tonnes at 3.49 g/t 4E for the F-zone. Additional Inferred Resources of 19 Million tonnes at 3.79g/t 4E for the T-zone and 77 Million tonnes at 3.37g/t 4E for the F-zone. These Resources are reported at a 4E grade cut-off of 2.5 g/t. Only indicated resources are included in the mine plan and financial analysis.

Geotechnical and Rock Engineering

The main findings in the geological and rock engineering investigations that influenced on reef mine design are discussed below:

•	The general geotechnical conditions are suitable for the planned infrastructure and the soil and rock is capable of supporting the planned structures.

•	The geotechnical database was adequate for this level of study.

•

The mining methods that have been identified as most suited are Blind Longitudinal Retreat (BLR) and Sub-Level Open Stoping (SLOS). These mining methods offer flexibility and with proper sequencing of mining cuts and support strategies, regional stability can be improved.

Mining

The mine design and production schedules presented are deemed as reasonable for a pre-feasibility study level of confidence. Although, the BLR mining method is not widely utilized, it is the view of the project study team that the layouts and schedule rates are not overly aggressive.

A number of potential optimization opportunities have been identified and can be further quantified and expanded in the DFS.

Metallurgy

Sufficient test work to support the Waterberg Platinum pre-feasibility study has been undertaken.

Extensive metallurgical test work has been conducted on two different flowsheets, namely the MF1 and MF2 flowsheets, with encouraging results obtained from both. Test results have demonstrated that some of the ore types respond better to a particular configuration.

Bench scale test work conducted, on the Waterberg ores types and blends, has demonstrated that a saleable final concentrate containing at least 80 g/t 4E can be produced by applying a MF2 flowsheet and using standard Southern African PGM reagents. No deleterious elements are expected in the final concentrate, whilst 4E recoveries in excess of 80% are expected for the selected process design.

Infrastructure

For the purposes of this WPFS, a range of options were considered for the on-site and regional infrastructure.

The main infrastructure requirements for the Waterberg Project are access roads, residue disposal, water management, power supply and process plant to service and treat the targeted mine production.

The Waterberg Project is situated in a remote area and will require approximately 32 km of existing unpaved roads to be surfaced.

A combination of sewage effluent together with groundwater is considered the most viable solution to meet the bulk water requirements of the proposed mining schedule. Wellfields with poor water quality will be targeted so as not to compete with domestic water uses in the area.

The bulk electricity supply for the project is being planned to cater for mining and plant production rates of up to 600ktpm, which correspond to an electrical load of up to 160MVA. A temporary electrical supply is being planned for the construction stage. Eskom has been engaged in the design process.

The availability of skilled labour resources, for both construction and operational phases, is limited and the training and skills development program will have to be closely monitored to ensure that the correct skills are developed in time to support the construction and operational requirements of the Waterberg Project. The company plans to use its accredited training center.

Residue Storage Facility

The following conclusions were drawn from the study:

•	A pre-feasibility design of the Residue Disposal Facility (RDF) for the Waterberg Project has been undertaken, in which:

o	A suitable site for the RDF has been identified;

o	conventional/thickened tailings is the safest option and well understood in the platinum industry and has been regarded as the preferred option for Waterberg;

o	a conventional/thickened RDF has been shown to be the most cost-effective option for Waterberg in terms of water costs; and

o	The total LoM cost associated with the Waterberg RDF over the duration of the project life (Feasibility Study to Post Closure) is estimated at R1,057 million.

Bulk Water Supply

Of all the options considered, a combination of sewage effluent together with groundwater is considered the most viable solution to meet the proposed mining schedule.

Consider the bulk water source options as described in Section 19-3 (of the October 2016 Waterberg Report). The option of wellfields in combination with an effluent water pipeline from Bochum (Senwabarwama Ponds) is the most favorable with the least risk and is considered the base case. This infrastructure would allow the collection of water from various sources along the way, thereby ensuring a more sustainable bulk water supply to the Waterberg site.

The wellfields in combination with Waste Water Treatment Works (WWTW) pipeline from Bochum also creates the following opportunities:

•	Access to groundwater from various wellfield areas along the route to supplement supply. This water is considered unsuitable for human consumption and would therefore have little impact on community water requirements;

•	collection of water from smaller WWTW at Mogwadi;

•	possible future expansion of the pipeline to collect effluent from Makhado WWTW

Bulk Power Supply

The updated electricity supply plan compiled by Eskom provides for the establishment of new 132kV overhead lines from the Eskom Burotho 400/132kV main transmission substation.

The development of the abovementioned infrastructure will be done in conjunction with Eskom on a Self-Build basis and this work is already in an advanced stage.

Market Studies and Contracts

No formal marketing studies have been conducted for this study nor have the local smelter and refinery operators been formally contacted to understand the appetite in the local industry to treat the concentrate to be produced from the project. Informal contact by the Company is reported to indicate capacity and interest by two smelters. This will need to be confirmed in the DFS stage. Based on a comparison with the Merensky style of concentrate the Waterberg concentrate is considered attractive.

Based upon industry data, it is expected that the payability for the concentrate sold to a local smelter operator will be up to 85% for the PGE’s, 73% for contained copper and 68% for contained nickel. It is expected that the payment terms will be full payment after 16 weeks for all metals, but with financing arrangements, these terms can be improved, but with significant interest charges for the up-front payment.

Environmental Impact Assessment Studies

The environmental permit, not yet approved, is of paramount importance, and delays from the company plan will increase project execution time. Without the permit advancement to a mining right with approval, the Project cannot proceed and failure to secure the necessary permits could stop or delay the Project. The project design considers the environment and local communities.

Community Social Impact Assessment Studies

The Community Social Impact Assessment Study is underway. It is focusing on all the three farms affected by the mining operations. This study is important because it will assist in the compilation of the Waterberg Social and Labour Plan. The Waterberg Social and Labour Plan will form part of the Mining Right application process. Detailed consultation has been ongoing and is well documented.

The process for completing a Mining Right Application is underway. Discussions have been positive and business like. Both the community and the company have arranged experienced mining lawyers to facilitate the negotiations. The small community of approximately 100 homes will have to be relocated to the farm next to Ketting, which is also owned by the same community. This will require relocations costs. The MRPDA provides for a right of access and fair compensation will be required.

Allowance for land purchase and relocation costs was provided for the Waterberg Social and Labour Plan in the Financial Model.

Recommendations

The QPs recommend that the Waterberg project advance to the DFS stage. The project financial model, including low capital cost per annual ounce of production and low operating costs provides the basis for further investment and refinement of the project design. The QPs recommend that based on the large scale PGM production profile of the project at 740,000 4E ounces per year that the project owners initiate discussions with smelters an investigate a standalone smelting option. The QPs also recommend that the owners initiate work towards an application for a Mining Right including the development of a Social and Labour Plan and environmental permits.

Geology and Mineral Estimates

It is recommended that exploration drilling continue in order to advance the geological confidence in the deposit through infill drilling. This will provide more data for detailed logging and refined modelling. This is expected to confirm the geological continuity and allow the declaration of further Indicated Mineral Resources.

Given the results of the diamond drilling on the northern area and the extent of target areas generated by geophysical surveys, the completion of the planned exploration drilling is recommended north of the location of the current exploration programme. The objective of the exploration drilling would be to find the limit of the current deposit, confirm the understanding of the F Zone and improve the confidence for a selected part of the deposit to the measured category for the DFS.

Geotechnical and Rock Engineering

The following is a list of work that will be required for a feasibility level of study. Although the list is comprehensive is by no means exhaustive.

•	Additional trial pits should be excavated at the exact positions of the proposed structures during the DFS at the next stage. A diamond drilled triple tubes borehole should be undertaken at each surface crusher up to a depth of 45m or 10m into medium hard rock sandstone or stronger (>25MPa). Appropriate soil and rock laboratory testing should be part of the geotechnical investigation at this stage, including falling head permeability test of the in-situ material for the clay/geosynthetic liner of the tailing dam.

•	The T-Reef should be explored geotechnically in more detail. • Sufficient data should be collected to allow for rigorous analyses of joints. This will include oriented core.

•	A representative number of boreholes should be logged at selected locations to derive a more complete rock mass model that will inform designs of excavations away from the orebody as well as the main on-reef declines.

•	With improved understanding of the model input parameters and the mining configuration, the assessment of the stability of the BLR designs, SLOS stopes and SLOS pillars can be conducted with greater confidence.

Mining

It is recommended that the opportunities mentioned in Section 16.12.2 (of the October 2016 Waterberg Report) be investigated further. This could be done prior to the next phase of the study or at least during the next definitive feasibility study phase.

•	The mine design of underground access infrastructure, other underground excavations and production areas should be prepared to higher level of confidence for the definitive feasibility study.

•	Scheduling rates for development and production should be revisited to ensure that the rates planned remain realistic and achievable.

•	Compile a detailed Bill of Quantities of the mine design and involve relevant mining contracting companies so that accurate cost estimates can be prepared.

•	Conduct a simulation exercise that considers all underground logistics. It is recommended that this be done using an appropriate software package.

•	Review the risks mentioned so that where possible adequate mitigating factors can be incorporated into the mine design and schedule.

•	Complete a value engineering exercise on development and mining designs to reduce dilution and increase head grades.

•	Waste development in sustaining capital should be studied for reduction with investigation and further detailing of the ventilation plan.

Metallurgy

It is recommended that the opportunities mentioned in Section17 (of the October 2016 Waterberg Report) be investigated further. This could be done prior to the next phase of the study or at least during the next study phase.

The following is also recommended for the next study phase:

•	Flotation test work using water from the envisaged raw water sources to ensure the flotation performance is not negatively affected.

•	Testing of the MF2 circuit using an Oxalic acid and Thiourea reagent scheme

•	Comminution variability test work on the individual ore types

•	Comminution variability test work on various possible mine blends

•	Flotation open circuit batch variability test work on the individual ore types

•	Flotation open circuit batch variability test work on various possible mine blends

•	Concentrate thickening and filtration test work

Geotechnical investigation of the plant site to accurately determine founding conditions in the plant area and inform the design of the civil engineering works is also recommended.

The DFS would be completed using the test work results to optimize the process and infrastructure design and allow a more accurate assessment of the capital cost, operating cost and risks.

Infrastructure

Progress in-depth further infrastructure studies associated with access roads, supply and logistics, RDF design methodologies and any other areas of the Project where studies and confidence levels are lacking and for which information is required to support permitting and feasibility studies.

The Infrastructure component outlines a series of recommendations for the Project including progression to the Feasibility Study phase in order to assess the Waterberg development further including:

Residue Storage Facility

For the Residue Disposal Facility, in the DFS stage of the project, it is recommended that the following be included:

•	A geotechnical investigation of the RDF site in order to confirm the type, extent and characteristics of the in-situ materials as well as available construction materials.

•

A seepage analysis and slope stability study be undertaken to confirm the seepage regimes through the RDF as well as to confirm the RDF stability. The results of these analyses could affect greatly on the geometry of the RDF walls and ultimate height of the facility.

•	Confirmation of the physical characteristics of the tailings product based on laboratory testing of a representative sample.

•	Possible further optimization of the RDF preparatory works in terms of layout, footprint extent, etc. including any changes to the mine plan.

•	Review the construction rates with a contractor to price the facility with representative rates.

•

Compilation of a more detailed schedule of quantities describing the proposed preparatory works and the pricing of the schedules to a greater level of accuracy; and a hydrological study of potential flood lines near the RDF.

Bulk Water Supply

Due to the scarcity of water in the area, it will be critical to conduct more detailed hydrogeological investigations in order to identify in detail the potential groundwater resources that can be developed for mine supply and to predict the mine inflows and impact zone accurately. This will also be important to determine external bulk water requirements and the timing thereof. These hydrogeological investigations should include a numerical model, which will also assist the mine with monitoring and water management during the life of mine.

Bulk Power Supply

The electrical supply for the construction phase will involve the strengthening of an existing 22kV rural overhead line until the permanent supply infrastructure is in place. The 132kV overhead lines from the Eskom Burotho 400/132kV main transmission substation and the associated infrastructure would form part of the permanent supply infrastructure

Market Studies and Contracts

It is recommended that the local smelter operators be formally approached to better understand the appetite to consume the significant concentrate production once the mine is at steady state. A competitive process could be developed with the Japanese partner JOGMEC.

In addition, during the DFS, it is recommended that a Scoping Study be completed into the potential for the inclusion of a Waterberg Project Smelter on site. The product from this smelter could be a furnace matte or a convertor matte, which could be treated locally or exported for refining.

Environmental Impact Assessment Studies

The future development and delivery of the Waterberg Project will be underpinned by a programme of work for the mitigation of social and environmental impacts; creating value through good governance practices.

PTM has a programme of work in place to comply with the necessary environmental, social and community requirements, which include:

•	ESIA in accordance with the MPRDA, the National Environmental Management Act (NEMA);

•	Public Participation Process (PPP) in accordance with the NEMA Guidelines;

•	Specialist investigations in support of the ESIA;

•	Integrated Water Use License Application (IWULA) in compliance with the NWA; and

•	Integrated Waste Management License in compliance with the National Environmental Management Waste Act (NEMWA).

Community Social Impact Assessment Studies

The community impact assessment studies are being conducted and Platinum Group Metals and detailed documentation of the process is recommended to continue with appropriate specialists and counsel.

* * * * * *

Additional Information

The DFS is now being advanced under the direction of the Technical Committee appointed by Waterberg JV Co., which is comprised of members representing the Company and all other Waterberg Project Partners – Implats, JOGMEC and Mnombo. As of December 2017, seventeen drill rigs are on site and have commenced drilling with the objectives of defining the shallowest areas of the current 102 million tonne reserve for increased confidence and detailed mine planning and to upgrade a portion of the indicated resources to measured resources for reserve consideration in the DFS. Immediate areas for infill drilling include the Northern and Boundary Super F zones.

The scope of work and plans for the DFS during 2017 and 2018 have been agreed in detail by the Technical Committee. Further, Stantec and DRA have been selected as the lead independent project engineers based on a detailed, professionally supervised tendering process. Stantec will focus on underground mining engineering and design and reserve estimation. DRA will focus on metallurgy, plant design, infrastructure and cost estimation.

Non-Material Mineral Property Interests

The non-material mineral property interests of the Company include prospecting rights located in South Africa, various mineral property interests in Canada and the Maseve Mine. The Maseve Mine is in process of being sold pursuant to the Maseve Sale Transaction and is no longer considered a material property of the Company. These non-material property interests are not, individually or collectively, material to the Company and are also described in the Company’s Financial Statements and Management’s Discussion and Analysis for the year ended August 31, 2017.

Maseve Mine

On September 6, 2017 the Company entered into a term sheet to sell all rights and interests in Maseve to RBPlat in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares, allocated as to $58.0 for plant facilities, tailings impoundment facilities and surface rights, $11.0 million for purchase of loans due from Maseve to PTM RSA and $5.0 million for purchase of 100% of the issued common shares of Maseve, thereby acquiring Maseve and its underlying assets, rights and permits, including the Maseve mining right.

A deposit in escrow was paid by RBPlat in the amount of Rand 41,367,300 ($3.0 Million equivalent) on October 9, 2017. Definitive legal agreements for Maseve Sale Transaction were executed on November 23, 2017. The Maseve sale transaction is to occur in two stages:

•

Pursuant to the terms of the Plant Sale Transaction, RBPlat is to pay Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water. Maseve will retain ownership of the mining right, power and water rights as well as certain surface rights and improvements. The payment to be received by Maseve will be remitted to the Company’s South African subsidiary, PTM RSA, in partial settlement of loans due to PTM RSA. This first payment due from RBPlat is conditional upon the satisfaction or waiver by January 31, 2018 of certain conditions precedent, including but not limited to the approval, or confirmed obligation, of the holder of the remaining 17.1% equity interest in Maseve, Africa Wide; the approval of the Sprott Lenders, LMM and other major lenders of the Company; and Competition Approval, which is expected to be received in January, 2018. Due diligence procedures required by RBPlat have been completed.

•

Pursuant to the terms of the Share Transaction, RBPlat is to pay PTM RSA $7.0 million in common shares of RBPlat plus approximately $4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further $5.0 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve. The second stage of the transaction is conditional upon implementation of the Plant Sale Transaction and, among other conditions, obtaining all requisite regulatory approvals including Ministerial Consent within three years after the Competition Approval.

The RBPlat common shares to be issued pursuant to the Share Transaction will be priced at Rand 31.7366 per RBPlat common share, representing the 30-day volume weighted average price of the RBPlat common shares on the Johannesburg Stock Exchange calculated on market close on the day preceding the announcement of the Maseve Sale Transaction, converted into U.S. dollars by applying the Rand/U.S. dollar exchange rate as advised by Merrill Lynch South Africa at 5:00 p.m. on the business day preceding the announcement of the Maseve Sale Transaction. Because this price is fixed, PTM RSA will receive the benefit, or bear the loss, of any change in the market value of RBPlat common shares that occurs prior to the closing of the Share Transaction. PTM RSA has agreed that any sale by it of the RBPlat shares will occur in an orderly fashion which does not distort the market, and that for 120 days after the issuance of the RBPlat shares to PTM RSA, PTM RSA will not sell, in any 30 day period, more than 33.33% of its original allocation of RBPlat shares unless the sale is placed by a licensed broker-dealer on an orderly sale basis to qualified institutional investors.

RBPlat will be granted a sub-contractor arrangement for the Maseve Mine and for carrying out care and maintenance services during the period between the date of grant of the Competition Approval and the date of Ministerial Consent. The Company will be responsible for 50% of care and maintenance costs after Competition Approval until the earlier of the date of Ministerial Consent and the date upon which RBPlat utilizes the surface infrastructure of the Maseve Mine for its own purposes.

All of PTM’s proceeds from the Maseve Sale Transaction are to be used to repay the Sprott Lenders and partially repay LMM, who were collectively owed approximately $89 million in principal and accrued interest at August 31, 2017. The Sprott Lenders and LMM have agreed to terms and conditions upon completion of which they will provide their consent to the Maseve Sale Transaction. The Company and RBPlat are in process to complete required regulatory filings, legal agreements, procedures, etc. which are required for closing and which will also satisfy the Sprott Lenders’ and LMM’s requirements. Should the Maseve Sale Transaction not proceed as planned, the Company would seek to otherwise dispose of Maseve promptly to other interested third parties, on terms which may or may not be similar to the terms of the Maseve Sale Transaction, failing which the Company would be in default of covenants and undertakings pursuant to the Sprott Facility and LMM Facility.

Maseve Mine - History

On October 26, 2004, the Company entered into a joint venture agreement (the ”WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Amplats (37% interest held through its wholly owned subsidiary, Rustenburg Platinum Mines Ltd., and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 km2 on the Western Bushveld Complex of South Africa. Africa Wide was subsequently 100% acquired by Wesizwe in September 2007.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Company paid an equalization amount due under the WBJV Agreement to Amplats of Rand 186.28 million (approximately $24.83 million at the time). On April 22, 2010, the Consolidation Transaction was also completed and the WBJV dissolved.

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve. Under the terms of the Consolidation Transaction, the Company subscribed for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the Africa Wide escrowed funds were fully depleted.

Phase 1 establishment of underground development at the north mine declines and preparation on surface for mill and concentrator construction commenced in late 2010 and finished in late 2012. In April 2011, Maseve applied for a mining right in respect of the prospecting rights for Projects 1 and 3 and was issued a letter of grant in respect of the Mining Right on April 4, 2012. Phase 1 site construction and underground development transitioned into Phase 2 in late 2012 and early 2013, consisting of an additional twin decline access into the southern portion of the deposit, ground preparations and foundations for milling, concentrating facilities and continued underground development at the north declines. Ground work for the tailings storage facility commenced in late 2013 on surface rights owned by Maseve.

In October 2013, Africa Wide elected not to fund its approximate $21.8 million share of a unanimously approved project budget and cash call for Project 1. In March, 2014, Africa Wide elected not to fund its $21.52 million share of a second unanimously approved cash call. As a result, the Company entered into arbitration proceedings with Africa Wide in accordance with the terms of the Maseve shareholders agreement (the “Maseve Shareholders Agreement”) to determine Africa Wide’s diluted interest in Maseve, and therefore Project 1 and Project 3. On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was diluted to approximately 17.1% and the Company’s ownership was increased to approximately 82.9% .

All funding provided by PTM RSA to Maseve for development and construction at Project 1 since the second cash call missed by Africa Wide was provided by way of intercompany loans. At August 31, 2017 Maseve owed PTM RSA approximately $387 million.

Cold commissioning at Maseve was carried out in December 2015 and January 2016. The Maseve Mine milling facility was commissioned in February and March of 2016. First concentrate was produced in February 2016. Subsequent to February 2016, production ramp up at Maseve fell below plan. Underperforming contractors, labour skills and productivity, machinery maintenance and availability, dilution, ground conditions and failure to meet development targets at the Maseve Mine were all contributory factors. During the Second Quarter of fiscal 2017, the Company made certain changes. Underperforming contractors were terminated or given a reduced scope of work, while at the same time, Redpath Mining South Africa’s scope of work regarding mine production tonnage was increased. The Company also replaced several senior managers. Improvements in operations during the Third Quarter ended May 31, 2017 did occur, but were not sufficient to meet plans.

In addition to the production challenges discussed above, during the Third Quarter of fiscal 2017 Company engineers determined that in some areas of Block 11 the bord and pillar mechanized mining method was not achieving required efficiencies. Although produced tonnes from Block 11 had been increasing, grade control was not being achieved. Based on extensive sampling, the face grades in Block 11 were determined to have generally met estimates, but the fully mechanized bord and pillar mining method resulted in excess dilution, and therefore lower than planned grades delivered to the plant.

As a result of the above, in July 2017, the Company undertook a restructuring of mine operations. The restructuring aimed to reduce ongoing costs and achieve positive, sustainable cash flows as soon as possible. The main mining method was planned to transition from higher volume bord and pillar mining to a hybrid mining method, consisting of mechanized access drives and conventional hand-held methods for stoping. Active mining was suspended while restructuring was planned and assessed while at the same time the labour force was significantly reduced.

Subsequent to the cessation of mining activities at Maseve in July 2017, it was determined that Lender and investor support for further investment at Maseve in restructuring to a more conventional mining format was not available and preparations began to place Maseve on care and maintenance. Later, after an extended period of discussions, on September 6, 2017 the Company entered into the Maseve Sale Transaction.

At third quarter end May 31, 2017, Management believed that indicators of impairment existed for the Maseve Mine, consisting of lower platinum and palladium prices compared to previous years, delays in production ramp-up and the low market capitalization of the Company. During the nine month period, the Company recorded a $280 million impairment of the Maseve Mine (of which $225 million was recognized in the three months ended May 31, 2017), which was taken primarily to recognize the effect of missed production targets. At year end August 31, 2017 the Company recognized a further impairment in the amount of $291 million based on the valuation implied by the Maseve Sale Transaction.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial conditions and results of operations for each of the three years ended August 31, 2017 should be read in conjunction with our consolidated financial statements and related notes included therein included in this annual report at Item 18. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See cautionary statements in “Forward-Looking Statements” at the beginning of this document.

Unless otherwise stated, all financial variations in this item are given on a reported basis.

A.	Operating Results

Financial Overview

Year Ended August 31, 2017 Compared to Year Ended August 31, 2016

For the year ended August 31, 2017, the Company had a net loss of $590 million (August 31, 2016 – net loss of $36.6 million). This difference is predominantly due to an impairment of the Maseve Mine of $589 million during the year. Other items include a foreign exchange gain of $4.6 million (August 31, 2016 - $1.7 million gain) due to the US Dollar decreasing in value relative to the Company’s functional currency of the Canadian Dollar. Also, stock compensation expense of $1.1 million was recognized in the current period (August 31, 2016 – $0.1 million) with the difference due to more rapid vesting of share based compensation issued in the current year. General and administrative costs rose from $5.4 to $5.7 million due to increase professional fees. The currency translation adjustment recognized in the period is a gain of $59 million (August 31, 2017 - $50 million loss) due to an 9% increase in value of the Rand against the US Dollar in the current year as compared to an 11% decrease in the value of the Rand in the previous year.

Year Ended August 31, 2016 Compared to Year Ended August 31, 2015

For the year ended August 31, 2016 the Company had net loss of $36.7 million (August 31, 2015 – net loss of $4.0 million). This difference is largely due to the writedown of the Maseve mine during the current year. Also, in the previous year the Company recognized an $8.9 million foreign exchange gain as opposed to a $1.7 million foreign exchange gain in the current year. Also in the previous year termination and finance fees recognized of $5.2 million and a write down of deferred finance fees of $2.4 million were also recognized. Comprehensive loss for the period was $86.7 million (August 31, 2015 – $104 million) with the difference being due to a larger decrease in the value of the Rand against the USD in the previous year as compared to the current year which effects the translation of the Company’s South African Rand denominated subsidiaries. Finance income earned in the year ended August 31, 2016 totaled $1.1 million as compared to $3.8 million in the comparative period in the prior year due to the Company netting interest earned on debt proceeds against interest expenses from the Sprott and Liberty debt holdings.

Annual Financial Information

(In thousands of dollars, except for share data)

	Year ended		Year ended		Year ended
	Aug 31, 2017		Aug 31, 2016		Aug 31, 2015
Interest income	$1,062	(1)	$1,133	(1)	$3,781	(1)
Net loss	590,317	(2)	$36,651	(2)	$3,972
Basic loss per share	$4.30	(3)	$0.26	(3)	$0.05	(3)
Diluted loss per share	$4.30	(3)	$0.26	(3)	$0.05	(3)
Total assets	$100,528		$519,858		$498,342
Long term debt	$43,821		$54,586		Nil
Convertible Debt	$17,225		Nil		Nil
Dividends	Nil		Nil		Nil

Notes:
(1)	The Company’s only significant source of income during the years ending August 31, 2015 to 2017 was interest income from interest bearing accounts held by the Company.

(2)	Net loss is affected in 2016 and 2017 by an impairment recognized on the Maseve Mine and the impairment of the Maseve Mine when it was held as an asset held for sale.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same. On January 26, 2016, the Company announced that effective January 28, 2016 its common shares would be consolidated on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the ten to one consolidation.

Foreign currency fluctuations have not materially impacted the Company’s results of operations in recent years. Inflation in South Africa has been experienced in labour costs over recent years, with average wage inflation being at approximately 6% in 2016 and 2017. The Company can provide no assurance that foreign currency fluctuations and inflation will not materially impact the Company in the future. See “Risk Factors”. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Events subsequent to the year ended August 31, 2017

On November 6, 2017, the Company, along with JOGMEC and Mnombo closed a transaction to dispose of 15% of the Waterberg Project for $30 million to Implats. Implats was also granted an option to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn-in arrangements for $130 million paid to Waterberg JV Co. (defined below) to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate (the “Implats Transaction”). The Company received $17.2 million for its sale of an 8.6% project interest. See details below.

On November 23, 2017, the Company entered into definitive agreements to sell its rights and interests in Maseve to RBPlat in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares. The Maseve Sale Transaction is to occur in two stages. RBPlat is to first pay Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine (the “Plant Sale Transaction”). RBPlat is to then pay PTM RSA $7.0 million in common shares of RBPlat plus approximately $4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further $5.0 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve (the “Share Transaction” and collectively with the Plant Sale Transaction, the “Maseve Sale Transaction”). See details below.

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

At August 31, 2017, the Company had an active plan in place to sell the Maseve Mine and the Company entered into a term sheet to dispose of the mine on September 6, 2017. This was followed by definitive agreements being signed on November 23, 2017. As a result, at year end the Company held the Maseve Mine as an asset held for sale, recorded at the lower of the carrying value and fair value less costs to sell.

South African Properties

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary PTM RSA. The Company’s material mineral property is the Waterberg Project. After a planned corporatization of the Waterberg joint venture completed on September 21, 2017, the Waterberg Project is held by Waterberg JV Co. After giving effect to the Initial Purchase (defined below), the Company holds a 50.02% beneficial interest in Waterberg JV Co., of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA’s 49.9% interest in Mnombo, which holds 26.0% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held by a nominee of JOGMEC (21.95%) and by Implats (15.0%) . PTM RSA is the manager of Waterberg JV Co.

The Maseve Mine is held through Maseve, a company which is held 82.9% by PTM RSA and 17.1% by Africa Wide, which is in turn owned 100% by Johannesburg Stock Exchange listed, Wesizwe. See “Maseve Mine – Africa Wide Dilution” below for details regarding the dilution of Africa Wide’s shareholding in Maseve. On September 6, 2017, the Company announced that Maseve had entered into a term sheet with RBPlat to initially sell the concentrator and surface rights to RBPlat, then subsequently 100% of the equity in Maseve. Further details on this transaction can be found below.

South African Legislation and Mining Charter

The Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) and related regulations in South Africa require that a BEE entity own a 26% equity interest in mining projects that qualify for the grant of a Mining Right. The DMR had obtained an exemption from applying the generic BEE Codes of Good Practice (the “Generic BEE Codes”) under the BEE Act until October 31, 2016 and had applied for a further extension until December 31, 2016. During such extension, when evaluating the issuance and maintenance of licenses and other authorizations, the DMR would rely upon the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Mining Charter”), rather than the more onerous provisions of the Generic BEE Codes. While this exemption was extended to December 31, 2016, no further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMR has continued to apply the provisions of the Mining Charter rather than the Generic BEE Codes.

The Reviewed Broad-Based Black Economic Empowerment Charter for the South African Mining Industry, commonly styled Mining Charter III, was published and became into effect on June 15, 2017. Within hours of its publication, the Chamber of Mines rejected Mining Charter III as being unilaterally imposed upon the mining industry and that the process of developing the charter was seriously flawed. The Chamber of Mines has applied for an urgent interdict to suspend the operation of Mining Charter III, pending a review thereof by the courts. On July 14, 2017 the Chamber of Mines (the “Chamber”) advised that the Minister of Mineral Resources had given a written undertaking that the Minister and the DMR, will not implement or apply the provisions of the 2017 Reviewed Mining Charter in any way, pending judgment in the urgent interdict application brought by the Chamber of Mines, now to be heard in a three day hearing set to commence on February 19, 2018.

The most concerning aspects of Mining Charter III, from an ownership perspective, are the requirement to have 30% BEE shareholding for all new mining rights, to have 50% plus 1 BEE shareholding for all new prospecting rights, that holders of rights who are at less than 30% currently, have 12 months in which to increase their BEE shareholding and that the funding of such additional shareholding must come from dividends which accrue to BEE shareholders. If the dividends are insufficient, whatever balance remains due and owing in respect of the BEE shareholding must be written off. In addition, on new mining rights, a distribution of 1% of turnover must be paid to BEE shareholders before dividends are declared and paid. This is subject only to the solvency and liquidity test of the South African Companies Act, 2008. In addition, for new rights or for companies who are not yet at 26% BEE, the BEE shareholding has to be allocated as to 14% to black entrepreneurs and 8% to each of the employee and local community stakeholders. Very high targets are set for the procurement of local, and particularly BEE, goods and services. On the employment equity front, 50% of the board of a right holder and its executive management must be black persons, 25% of which must be female. At senior management level, 60% must be black persons, of which 30% must be female. These percentages increase until, at junior management level, 88% must be black persons of which 44% must be female. The Company is unable to assess the impact that Mining Charter III, if implemented, will have on its business, as even the Deputy President, Mr Cyril Ramaphosa, has called for the DMR and the Chamber to get around the table to negotiate a way forward in regard to this charter.

Material Mineral Property Interests – Waterberg Project

Waterberg Project – Activities subsequent to the year ended August 31, 2017

On November 6, 2017, the Company closed the Implats Transaction, originally announced on October 16, 2017, whereby Implats:

•

Purchased an aggregate 15.0% equity interest in Waterberg JV Co. (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company will commit $5.0 million towards its pro rata share of remaining DFS costs. Implats will also contribute an estimated $1.5 million for its 15.0% pro rata share of DFS costs.

•

Acquired an option (the “Purchase and Development Option”) whereby upon completion by Waterberg JV Co. and approval by Waterberg JV Co. or Implats of the DFS, and in certain other circumstances, Implats will have a right, generally exercisable for at least 90 days, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million, and earning into the remaining interest by committing to an expenditure of $130.0 million in development work.

The closing of the exercise of the Purchase and Development Option is subject to certain conditions precedent, including the receipt of required regulatory approvals and Implats confirming within 180 business days the salient terms of a development and mining financing for the Waterberg Project, and providing a signed financing term sheet, subject only to final credit approval and documentation. If Implats exercises the Purchase and Development Option and such transactions are consummated, Implats will have primary control of Waterberg JV Co.

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option and complete its earn in spending, Platinum Group would retain a 31.96% direct and indirect interest in Waterberg JV Co. and all of the project partners would be required to participate pro-rata. If, prior to the consummation of the Purchase and Development Option, a BEE dilution event has occurred, the amount of equity to be purchased by Implats and the purchase price for such equity upon the exercise of the Purchase and Development Option will be adjusted pursuant to formulas set forth in the call option. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and Platinum Group will retain a 50.02% direct and indirect interest in the project.

•

Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Waterberg Project – Activities in the year ended August 31, 2017

During the year ended August 31, 2017, approximately $5.6 million was spent at the Waterberg Project for engineering and exploration activities. At August 31, 2017, the Company carried total net deferred acquisition and exploration and other costs related to the Waterberg Projects of $22.8 million (August 31, 2016 - $20.2 million). Since March 31, 2015, the budget for work at the Waterberg Project has been fully funded by joint venture partner JOGMEC in accordance with the 2nd Amendment to the JOGMEC Agreement (both as defined below). From inception to date the Company has funded both the Company’s and Mnombo’s share of expenditures on the Waterberg Project. At August 31, 2017, Mnombo owed the Company approximately $1.9 million for funding provided.

On April 19, 2016, the Company reported an updated independent 4E resource estimate for the Waterberg Project. Later, on October 19, 2016, the Company reported positive results from an Independent Pre-Feasibility Study (“PFS”) on the Waterberg Project and a further updated independent 4E resource estimate for the Waterberg Project. See “Waterberg Project – Pre-Feasibility Study and Mineral Resource and Reserve Details” below.

The known deposit area on the Waterberg Project is 13 km long so far, open along strike and begins from 140 meters deep. The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes. Minimum mineralized thickness is 3 meters and the maximum is 70 meters. Drilling will continue at the Waterberg Project and the deposit is still open for expansion.

Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike is planned.

Platinum Group is currently working to advance the project to completion of a DFS and a construction decision. Some drilling to increase the confidence in certain areas of the known mineral resource to the measured category was completed during 2017, with drilling activity being ramped up again in November, 2017 after completion of the Initial Purchase of the Implats Transaction. To August 31, 2017 approximately 12,883 meters had been drilled for this programme.

The true width of the shallow dipping (30° to 35°) mineralized zones at the Waterberg Project are approximately 82% to 87% of the reported interval from the vertical intercepts drilled. For the efficient application of bulk mining methods and for mine planning, vertical intercepts of 3 meters or more are desirable. Increased grade thickness zones associated with minor footwall troughs or bays along the 13 km long layered complex have recently been identified. Infill drilling is confirming and adding definition to these zones, which will allow them to be prioritized in an updated mine plan for the DFS.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa PGE industry cost curve. The project resources consist of 60% palladium (refer to the October 2016 Waterberg Report (defined below)).

Important detailed infrastructure planning has commenced for the Waterberg Project, including power line environmental and servitude work by Eskom and detailed hydrogeological work to source ground water. Eskom has progressed electrical power connection planning for a 65 km, 140MW line to the project.

Detailed hydrological work is now underway to study the possible utilization of known sources for significant volumes of ground water. Another instance where groundwater sources currently supply a large-scale mine in the Limpopo region has stimulated this research. Several boreholes proximal to the Waterberg Project have already identified large volumes of ground water that because of mineral content, is not potable or suitable for agriculture. Hydrological and mill process specialists are investigating the use of this water as mine process water. Hydrological work so far has also identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities. Test drilling of these water basins has commenced. The Waterberg Project team is examining the possibility of assisting with regional infrastructure to source potable water for municipal use while also sourcing and providing mine process water. Meetings with local municipalities have been positive and co-operative in tone and are encouraging for future development.

Planned DFS engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS. Waterberg JV Co. also plans to file a mining right application during 2018, based substantially on the results of the PFS.

Waterberg Project – Activities in the year ended August 31, 2016

During the year ended August 31, 2016, approximately $4.6 million was spent conducting drilling at the Waterberg Project. At times, up to twelve drill rigs were active on site. In addition to drilling approximately $2.6 million was spent during the period for prefeasibility engineering, resource modelling, metallurgy, infrastructure design, etc. At August 31, 2016, the Company carried total net deferred acquisition and exploration and other costs related to the Waterberg Projects of $20.2 million (August 31, 2015 - $22.3 million). Since March 31, 2015 all Waterberg Project funding was covered by JOGMEC in accordance with the 2ndAmendment to the JOGMEC Agreement.

At period end $20.2 million in net costs were capitalized to the project. The apparent drop from the USD capitalized balance at the previous year end was due entirely to the devaluation of the Rand and the translation of Rand denominated balances at year end. The budget for work at Waterberg was fully funded by joint venture partner JOGMEC. To March 31, 2015, the Company funded the Company’s and Mnombo’s combined 63% share of the work on the Waterberg Project with the remaining 37% funded by JOGMEC. To March 31, 2015, the Company funded the Company’s and Mnombo’s combined 100% share of the work on the Waterberg Extension Project. Exploration work on the Waterberg Extension Project began in a material way in late 2013.

On April 19, 2016, the Company reported an updated independent 4E resource estimate for the Waterberg Project. Later, on October 19, 2016 the Company reported the positive results from the PFS on the Waterberg Project and a further updated independent 4E resource estimate for the Waterberg Project. Mineral resources in the “T” and “F” zones (100% project basis) increased to an estimated 24.886 million ounces 4E in the indicated category plus 10.802 million ounces 4E in the inferred category:

•	Indicated 218.265 million tonnes grading 3.55 g/t 4E (1.06 g/t Pt, 2.18 g/t Pd, 0.26 g/t Au, 0.04 g/t Rh, 2.5 g/t cut-off), plus 0.08% Cu and 0.15% Ni.

•	Inferred 97.212 million tonnes grading 3.46 g/t 4E (1.03 g/t Pt, 2.10 g/t Pd, 0.30 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off), plus 0.06% Cu and 0.11% Ni.

The PFS also estimated probable mineral reserves in the “T” and “F” zones (100% project basis) estimated at 12.32 million ounces 4E plus 191.18 million pounds of copper and 333.04 million pounds of nickel:

•	102.7 million tonnes grading 3.73 g/t 4E (1.11 g/t Pt, 2.29 g/t Pd, 0.29 g/t Au, 0.04 g/t Rh, 2.5 g/t cut- off), plus 0.08% Cu and 0.15% Ni.

Only indicated resources have been incorporated into the mine plan and financial model. The mineable reserve represents the portion of the indicated resource that can be economically mined as delivered to the mill, and as demonstrated in the PFS. The reader is cautioned to note that the mineral reserves are included within the indicated mineral resources, and are not in addition to them. As compared to earlier resource estimates, the increased F zone grade in the latest updated resource estimate combined with improved deposit definition allowed for the targeting of best grade thickness in early mine scheduling for the PFS.

At period end, the Waterberg deposit is 13 km long, open along strike and begins from 140 meters deep. The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes. Minimum mineralized thickness is 3 meters and the maximum is 70 meters. Drilling will continue at Waterberg and the deposit is still open for expansion.

Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike is planned for the future.

Platinum Group plans to advance the project to completion of a feasibility study and a construction decision. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category is underway. Engagement with utilities for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming feasibility study.

Waterberg Project – Activities in the year ended August 31, 2015

During the year ended August 31, 2015 the Company incurred $3.6 million (August 31, 2014 - $12 million) in exploration and engineering costs on the Waterberg Project, net of $6.5 million (August 31, 2014 - $2.5 million) in funding provided by JOGMEC. At August 31, 2015, the Company carried total net deferred acquisition and exploration and other costs related to the Waterberg Projects of $22.2 million (August 31, 2014 - $22.9 million).

Subsequent to the boreholes drilled up until April 2014 for the June 12, 2014 mineral resource estimate, an additional 85,364 meters in 80 exploration boreholes and 151 deflections was drilled on the Waterberg JV Project and the Waterberg Extension Project for inclusion in the updated resource estimate dated effective July 20, 2015, as further described below. The primary objective of this drilling was to convert resource ounces from the inferred to the indicated confidence category.

On July 22, 2015 the Company reported an updated independent platinum, palladium and gold (collectively referred to as “3E”) resource estimate for the Waterberg Projects effective as of July 20, 2015. The independent Qualified Person responsible for the July 20, 2015 mineral resource estimate is Charles J. Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd. Mr. Muller authored the NI 43-101 technical report entitled “An Independent Technical Report on the Waterberg Project located in the Bushveld Igneous Complex, South Africa” dated effective July 20, 2015 (the “July 2015 Waterberg Report”).

Mineral resources at Waterberg on a 100% project basis increased to an estimated 25.64 million ounces 3E in the inferred category plus 12.61 million ounces 3E in the indicated category, from 29 million ounces of 4E inferred in June 2014.

At period end, since the drilling completed for the July 20, 2015 resource estimate, a further 31,928 meters in 44 exploration boreholes and 71 deflections was completed on the Waterberg Projects. As at November 8, 2015 a total of approximately 280,676 meters had been drilled on the Waterberg Projects in 275 diamond drill boreholes with 444 deflections. Drilling conducted in 2015 to period end was targeting near surface areas of thicker “Super F” mineralization with the objective of delineating new resources while also upgrading both T Zone and F Zone resources into the indicated category.

Engineering work on the Waterberg Projects consisted of resource modelling, metallurgical work, bulk services design, mine planning and engineering for a prefeasibility study planned for completion in 2016. Additional drilling continued on the project. Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike was planned for the future. The next updated resource estimate for Waterberg, to be included in the prefeasibility study, was expected after the then-current drilling program was completed.

At period end, to March 31, 2015, the Company had funded the Company’s and Mnombo’s combined 63% share of the work on the Waterberg JV Project with the remaining 37% funded by JOGMEC. To March 31, 2015, the Company had funded the Company’s and Mnombo’s combined 100% share of the work on the Waterberg Extension Project. Exploration work on the Waterberg Extension Project began in a material way in late 2013.

Waterberg Project – Pre-Feasibility Study and Mineral Resource and Reserve Details

On October 19, 2016, the Company announced positive results from a PFS on the Waterberg Project completed by international and South African engineering firm WorleyParsons RSA (Pty) Ltd. trading as Advisian. Technical information in this Annual Report regarding the Waterberg Project is derived from the NI 43-101 technical report filed entitled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” dated October 19, 2016, with an effective date of October 17, 2016 for the estimate of mineral reserves and resources (the “October 2016 Waterberg Report”), prepared by (i) Independent Engineering Qualified Person Mr. Robert L Goosen, B.Eng. (Mining, Engineering), Pr. Eng. (ECSA), Advisian/WorleyParsons Group; (ii) Independent Geological Qualified Person Mr. Charles J Muller, B.Sc. (Hons) Geology, Pri. Sci. Nat., CJM Consulting (Pty) Ltd.; and (iii) Independent Engineering Qualified Person Mr. Gordon I. Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA), Professional association to FSAIMM, Turnberry Projects (Pty) Ltd.

The October 2016 Waterberg Report estimated that mineral resources in the “T” and “F” zones (100% project basis) increased to an estimated 24.886 million ounces 4E in the indicated category plus 10.802 million ounces 4E in the inferred category:

•	Indicated 218.265 million tonnes grading 3.55 g/t 4E (1.06 g/t Pt, 2.18 g/t Pd, 0.26 g/t Au, 0.04 g/t Rh, 2.5 g/t cut-off), plus 0.08% Cu and 0.15% Ni.

•	Inferred 97.212 million tonnes grading 3.46 g/t 4E (1.03 g/t Pt, 2.10 g/t Pd, 0.30 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off), plus 0.06% Cu and 0.11% Ni.

The October 2016 Waterberg Report also estimated probable mineral reserves in the “T” and “F” zones (100% project basis) estimated at 12.32 million ounces 4E plus 191.18 million pounds of copper and 333.04 million pounds of nickel:

•	102.7 million tonnes grading 3.73 g/t 4E (1.11 g/t Pt, 2.29 g/t Pd, 0.29 g/t Au, 0.04 g/t Rh, 2.5 g/t cut- off), plus 0.08% Cu and 0.15% Ni.

Only indicated resources have been incorporated into the mine plan and financial model. The mineable reserve represents the portion of the indicated resource that can be economically mined as delivered to the mill, and as demonstrated in the PFS. The reader is cautioned to note that the mineral reserves are included within the indicated mineral resources, and are not in addition to them. As compared to earlier resource estimates, the increased F zone grade in the latest updated resource estimate combined with improved deposit definition allowed for the targeting of best grade thickness in early mine scheduling for the PFS.

Highlights of the PFS

•	Validation of the 2014 Waterberg PEA results for a large scale, shallow, decline accessible, mechanized platinum, palladium, rhodium and gold mine.

•	Annual steady state production rate of 744,000 4E ounces in concentrate.

•	A 3.5-year construction period.

•	Onsite life-of-mine average cash cost of $248 per 4E ounce including by-product credits and exclusive of smelter discounts.

•	After-tax Net Present Value (“NPV”) of $320 million, at an 8% discount rate, using three-year trailing average metal prices.

•	After-tax NPV of $507 million, at an 8% discount rate, using investment bank consensus average metal prices.

•

Estimated capital to full production of approximately $1.06 billion including $67 million in contingencies. Peak project funding estimated at $914 million. Capital costs to full production and peak funding of the project are estimated in Rand 2016 terms at 15R/1USD with a flat exchange rate.

Escalation of costs in Rand terms are estimated to be mostly offset over time by future Rand devaluation.

•	After-tax Internal Rate of Return (“IRR”) of 13.5% using three-year trailing average price deck.

•	After-tax IRR of 16.3% at investment bank consensus average metal prices.

•	Probable reserves of 12.3 million 4E ounces (2.5 g/t 4E cut-off).

•	Indicated resources updated to 24.9 million 4E ounces (2.5 g/t 4E cut-off) and deposit remains open on strike to the north and below a 1,250 meter arbitrary depth cut-off.

As a result of the shallow depth, good grades and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa 4E industry cost curve. The project resources consist of 60% palladium and the PFS estimates that Waterberg will produce approximately 744,000 4E ounces per year at full production, of which 472,000 ounces would be palladium annually.

It is estimated that Waterberg will create approximately 3,361 new primary highly trained jobs with transferable skills. The increased safety, improved working conditions, low costs and decline access for rapid development all provide attractive features compared to traditional platinum and palladium mines in South Africa. The project is in an area prioritized for economic development. Relations with the small rural community in the area have been business like and positive.

The estimates for the scope of work, within the given battery limits, and subject to the qualifications, assumptions and exclusions contained in the PFS, are considered to be within the accuracy range required for a PFS of +25%. Monte Carlo simulation was used to provide a 12% contingency that was used in the estimates. A minimum mining width has been set at three meters so that all mining can be fully mechanized, safe and efficient

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The adjacent Waterberg Extension property includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of a DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the “2nd Amendment”) whereby the Waterberg JV Project and the Waterberg Extension Project were to be consolidated and contributed into operating company, Waterberg JV Co. At August 31, 2017, the Company held 45.65% of the Waterberg Project while JOGMEC held 28.35% and Mnombo held 26%. Through its 49.9% share of Mnombo, the Company held an effective 58.62% of the Waterberg Project, at August 31, 2017. The transfer of Waterberg prospecting rights into Waterberg JV Co pursuant to the 2nd Amendment was given section 11 approval by the DMR in August, 2017 and the transfer was completed on September 21, 2017. Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018, all of which had been funded by JOGMEC as of August 31, 2017 with $3.1 million still left to be spent. The Company remained the Project operator under the 2nd Amendment.

On November 6, 2017, the Company (along with JOGMEC and Mnombo) closed the Initial Purchase with Implats and Implats acquired the Purchase and Development Option. Further details on this transaction can be found above.

Non-Material Mineral Property Interests – Maseve Mine

As described above, the Company is in process to complete the Maseve Sale Transaction. The Maseve Mine is on care and maintenance and the Company does not plan any further investment at Maseve. In the event that the Maseve Sale Transaction did not complete for any reason, the Company would pursue other expressions of interest to purchase the mine. Based on the Company’s intended sale of the Maseve Mine and the above facts, the Company has determined that the Maseve Mine is no longer a material property of the Company in the context of NI 43-101.

The other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various Canadian mineral property interests. These non-material property interests are not, individually or collectively, material to the Company. All non-material properties other than the Maseve Mine have been written off.

Maseve – Sale to Royal Bafokeng Platinum

On September 6, 2017, the Company entered into a term sheet to sell all rights and interests in Maseve to RBPlat in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares, allocated as to $58.0 for plant facilities, tailings impoundment facilities and surface rights, $11.0 million for purchase of loans due from Maseve to PTM RSA and $5.0 million for purchase of 100% of the issued common shares of Maseve, thereby acquiring Maseve and its underlying assets, rights and permits, including the Maseve mining right.

Definitive legal agreements for the Maseve Sale Transaction were executed on November 23, 2017. A deposit in escrow was paid by RBPlat in the amount of Rand 4,871,335 ($3.0 million equivalent) on October 9, 2017. The Maseve Sale Transaction is to occur in two stages:

•

Pursuant to the terms of the Plant Sale Transaction, RBPlat is to pay Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water. Maseve will retain ownership of the mining right, power and water rights as well as certain surface rights and improvements. The payment to be received by Maseve will be remitted to the Company’s South African subsidiary, PTM RSA, in partial settlement of loans due to PTM RSA. This first payment due from RBPlat is conditional upon the satisfaction or waiver of certain conditions precedent by January 31, 2018, including but not limited to the approval, or confirmed obligation, of the holder of the remaining 17.1% equity interest in Maseve, Africa Wide; the approval of the Sprott Lenders (defined below), LMM (defined below) and the other major lenders of the Company; and the approval of the South African Competition Commission (“Competition Approval”), which is expected to be received in late December, 2017 or in January, 2018. Due diligence procedures required by RBPlat have been completed.

•

Pursuant to the terms of the Share Transaction, RBPlat is to pay PTM RSA $7.0 million in common shares of RBPlat plus approximately $4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further $5.0 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve. The second stage of the transaction is conditional upon implementation of the Plant Sale Transaction and, among other conditions, obtaining all requisite regulatory approvals including Ministerial Consent within three years after the Competition Approval. The RBPlat common shares to be issued pursuant to the Share Transaction will be priced at their 30- day volume weighted average price of the RBPlat common shares on the Johannesburg Stock Exchange calculated on market close on the day preceding the announcement of the Maseve Sale Transaction on September 6, 2017.

RBPlat is to be granted a sub-contractor arrangement for the Maseve Mine and for carrying out care and maintenance services during the period between the date of grant of the Competition Approval and the date of Ministerial Consent. The Company will be responsible for 50% of care and maintenance costs after Competition Approval until the earlier of the date of Ministerial Consent and the date upon which RBPlat utilizes the surface infrastructure of the Maseve Mine for its own purposes.

PTM’s proceeds from the Maseve Sale Transaction are to be used to repay the Sprott Lenders and partially repay LMM, who were collectively owed approximately $89 million in principal and accrued interest at August 31, 2017. The Sprott Lenders and LMM have agreed to terms and conditions, upon completion of which, they will provide their consent to the Maseve Sale Transaction. The Company and RBPlat are in process to complete required regulatory filings, legal agreements, procedures, etc. which are required for closing and which will also satisfy the Sprott Lenders’ and LMM’s requirements. RBPlat paid a deposit of Rand 41.37 million ($3.0 million) into escrow on October 9, 2017. Should the Maseve Sale Transaction not proceed as planned, the Company would seek to otherwise dispose of Maseve promptly to other interested third parties, on terms which may or may not be similar to the terms of the Maseve Sale Transaction, failing which the Company would be in default of covenants and undertakings pursuant to the Sprott Facility and the LMM Facility.

Maseve – Operations

Maseve Phase 1 underground development at the north mine declines (the “North Declines”) and surface preparation for mill and concentrator construction commenced in late 2010 and finished in late 2012. Phase 1 site construction and underground development transitioned into Phase 2 in late 2012 and early 2013, consisting of an additional twin decline access and development into the south mine portion of the deposit (the “South Declines”), milling and concentrating facilities, a tailings storage facility (“TSF”) and continued underground development at the north mine.

Phase 2 construction at the Maseve Mine was substantially complete in late 2015 in terms of surface plant and equipment and the cost budget estimate scope of work. Cold commissioning was carried out in December 2015 and January 2016. Hot commissioning and first production occurred in February and March of 2016. Several minor, occasional mechanical breakdowns have occurred at the mill, as per normal operating expectations, since March of 2016. Mill recoveries since commissioning have been consistent with design criteria.

Commissioning feed to the plant in February and March 2016 was primarily sourced from the low-grade development stockpiles. During April and May 2016, tonnes from underground development and mined tonnes from stoping were introduced along with the feed from the low-grade development stockpile. From May to November 2016, mill feed was primarily development material, being mostly muck from primary access headings developed on reef. During the second and third fiscal quarters, access into planned mining stopes increased.

Although mined tonnes increased from month to month since December 2016, the tonnes mined and delivered were less than planned, substantially due to low availability levels for trackless mobile machinery (“TMM”), such as dump trucks (“DT’s”) and load haul dump machines (“LHD’s”). Lower than required TMM availability restricted the ability to remove waste and ore from the mine.

Underperforming contractors and labour as well as poor equipment maintenance skills were impediments to meeting development and production targets at the Maseve Mine. During the second and third fiscal quarters, the Company made certain changes. Underperforming contractors were terminated or given a reduced scope of work, while at the same time, new contractors were engaged. The Company also replaced several senior managers. Improvements in operations did occur, but were not sufficient to meet plans.

In addition to the production challenges discussed above, during the third fiscal quarter Company engineers determined that in some areas of Block 11 the bord and pillar mechanized mining method was not achieving required efficiencies. Although produced tonnes from Block 11 had been increasing, grade control was not being achieved. Based on extensive sampling, face grades in Block 11 were determined to have generally met estimates, but the fully mechanized bord and pillar mining method has resulted in excess dilution, and therefore lower than planned grades delivered to the plant. As previously reported, MR mine blocks exhibited rolling features where the critical zone of the Bushveld Igneous Complex is near the Transvaal Sediment floor rocks. This condition also exacerbates grade control issues when mechanized bord and pillar mining is undertaken.

On July 7, 2017 the Company announced it was taking steps to restructure its mining operations at the Maseve Mine in South Africa due to the slower than planned production ramp up. The restructuring was to involve a change in primary mining method and cost reductions to create a sustainable future for the mine. The changes were operationally driven to align costs with a more gradual ramp-up of production using more selective mining methods. The restructuring aimed to reduce ongoing costs and achieve positive, sustainable cash flows utilizing already-established infrastructure. Restructuring work at Maseve was suspended in early September 2017 prior to the Maseve Sale Transaction.

Maseve Mine – Financial Overview

During the twelve month period ended August 31, 2017, the Company incurred and capitalized $136 million (August 31, 2016 - $143 million) in operating, development, construction, equipment and other costs for the Maseve Mine. Revenue from produced concentrate sales during this twelve month period amounted to $15.2 million (August 31, 2016 - $13.4 million), which was treated as a reduction in capital costs.

During the year ended August 31, 2016 the Company incurred $143 million (August 31, 2015 - $135 million) in development, construction, equipment and other costs for the Maseve Mine. As at August 31, 2016, the Company carried total deferred acquisition, development, construction, equipment and other costs related to the Maseve Mine of $470 million and another $2.0 million related to Project 3. An impairment charge of $41.4 million was recognized on the Maseve Mine. All revenue generated from the sale of concentrate is treated as a reduction in capital costs until such time as commercial production at Maseve is declared. Africa Wide’s non-controlling interest in Maseve as at August 31, 2016 was recorded at $34.1 million.

A summary of monthly production since commissioning follows:

Month	Dry Tonnes Milled	Average Grade in gms/tonne	Recovery %	4E Ounces in Concentrate	Cumulative grade
Commissioning	138,889	0.69	65.2	2,013	0.69
April, 2016	83,866	0.86	72.7	1,682	0.75
May, 2016	97,542	0.77	67.0	1,612	0.76
June, 2016	55,945	1.11	74.6	1,488	0.81
July, 2016	54,420	1.01	76.8	1,362	0.84
August, 2016	50,306	1.48	79.1	1,893	0.90
September, 2016	55,897	1.29	78.4	1,823	0.94
October, 2016	22,316	1.59	79.3	907	0.97
November, 2016	29,945	1.58	81.4	1,237	1.00
December, 2016	39,297	1.51	79.2	1,509	1.03
January, 2017	34,661	1.53	79.2	1,351	1.06
February, 2017(1)	36,848	1.64	82.3	1,602	1.09
March, 2017(1)	43,961	1.88	82.3	2,189	1.14
April, 2017	41,853	2.00	83.8	2,256	1.18
May, 2017	50,484	1.81	83.4	2,480	1.22
June, 2017	45,727	1.82	83.4	2,225	1.25
July, 2017	7,069	2.18	87.5	434	1.26
August, 2017	-	-	-	-	1.26
September, 2017	7,420	2.37	82.1	463	1.27
October, 2017 (2)	-	-	-	-	1.27
Total	896,446	1.27	78.1	28,526

Notes:

(1)

Approximately 7,825 dry tonnes of ore mined in February 2017 were milled in March 2017 due to severe weather events. This table reflects final calculations by technical personnel and adjusts the results of milling these 7,825 dry tonnes from March 2017 back into February 2017 results.

(2)

There were no tonnes milled in October 2017, although some concentrate deliveries took place in October as carry over from September milling. September milling was undertaken to fully utilize ore stockpiles on surface.

At year end, an impairment charge was recognized for the Maseve Mine in the amount of $589 million, reducing the current carrying value of the Maseve Mine to approximately its net value pursuant to the Maseve Sale Transaction.

Maseve Mine - Africa Wide Dilution

In October 2013, Africa Wide elected not to fund its approximate $21.8 million share of a unanimously approved project budget and cash call for Project 1. In March 2014, Africa Wide elected not to fund its $21.52 million share of a second unanimously approved cash call. As a result, the Company entered into arbitration proceedings with Africa Wide in accordance with the terms of the Maseve shareholders agreement (the “Maseve Shareholders Agreement”) to determine Africa Wide’s diluted interest in Maseve, and therefore Project 1 and Project 3. On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was diluted to approximately 17.1% and the Company’s ownership was increased to approximately 82.9% .

All funding provided by PTM RSA to Maseve for development and construction at Project 1 since the second cash call missed by Africa Wide was provided by way of intercompany loans. At August 31, 2017, Maseve owed PTM RSA approximately $387 million.

B.	Liquidity and Capital Resources

Our working capital is a direct result of the excess of funds raised from debt, the sale of equity shares and the receipt of payments for sale of PGE concentrate over expenditures for operating costs, engineering costs, exploration costs as well as administrative expenses. The working capital balance at the end of the following periods were: August 31, 2017: $13 million; August 31, 2016: ($21 million); August 31, 2015: $33 million.

Cash and cash equivalents at August 31, 2017 totaled $3.4 million compared to $16.4 million at August 31, 2016 and $39.1 million at August 31, 2015. The cash and cash equivalents are attributable primarily to the issue of debt or share capital. Aside from cash and cash equivalents, we had no material unused sources of liquid assets at August 31, 2017, 2016 or 2015.

As described elsewhere in this Annual Report, various legal, contractual or economic restrictions may affect the ability of the Company’s subsidiaries to transfer funds to the Company as needed to satisfy the Company’s obligations.

For information on the Company’s borrowings as of August 31, 2017, see “Item 18 – Financial Statements”, Note 8.

Except in the case of JOGMEC’s $20 million funding commitment, which has now been fully funded, and the potential for the receipt of funding if Implats exercises its Purchase and Development Option, the exercise of which is not guaranteed and is not expected to occur prior to the completion of the DFS, funding of Waterberg Project costs is generally required to be provided by Waterberg JV Co. shareholders on a pro rata basis. See “Item 4.A. – Recent Developments – Implats Transaction”. For anticipated Waterberg Project capital expenditures, see “Item 4.B. – Material Mineral Property Interests – Waterberg Project Summary (Excerpted from the October 2016 Waterberg Report)”.

Going Concern

The Company currently has limited financial resources and subsequent to year-end has announced the sale of the Maseve Mine for gross proceeds of $74 million and in addition Implats has completed the strategic acquisition of an 8.6% interest in the Waterberg Project from the Company for $17.2 million, which was paid to the Company on November 6, 2017. As a result of these two transactions the debt repayment schedules with Sprott and LMM have been crystalized. The Company has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due.

Equity Financings

On December 31, 2014, the Company announced the closing of the December 2014 Offering for 214,800,000 common shares at a price of $0.53 per share resulting in gross proceeds of $113.8 million. Net proceeds to the Company after fees, commissions and costs were approximately $106 million.

On May 26, 2016, the Company announced the closing of the May 2016 Offering for 11,000,000 common shares at a price of $3.00 per share resulting in gross proceeds of $33 million. Net proceeds to the Company after fees, commissions and costs were approximately $30 million.

On November 1, 2016, the Company announced the closing of the November 2016 Offering for 22,230,000 common shares at a price of $1.80 per share resulting in gross proceeds of $40 million. Net proceeds to the Company after fees, commissions and costs were approximately $37 million.

On January 31, 2017, the Company announced the closing of the January 2017 Offering for 19,693,750 common shares at a price of $1.46 per share resulting in gross proceeds of $29 million. Net proceeds to the Company after fees, commissions and costs were approximately $26 million.

On April 26, 2017, the Company announced the closing of the April 2017 Offering for 15,390,000 common shares at a price of $1.30 per share, for aggregate gross proceeds of $20 million. Net proceeds to the Company after fees, commissions and costs were approximately $18.4 million.

The following is a reconciliation for the use of proceeds from the December 2014 Offering, May 2016 Offering, November 2016 Offering, January 2017 Offering and April 2017 Offering:

Use of Proceeds (In millions of dollars)	Project 1 underground development and production ramp-up costs (100% basis) (1)		Working capital during start-up (2)	Repayment of Second Advance(3)	General corporate purposes		Total
As Estimated in the December 19, 2014 Prospectus	$106.00	(4)	$-	$-	$-		$106.00
As Estimated in the May 18, 2016 Prospectus	$30.30		$-	$-	$-		$30.30
As Estimated in the October 25, 2016 Prospectus Supplement	$22.00		$9.40	$5.00	$0.56		$36.96
As Estimated in the January 24, 2017 Prospectus Supplement	$8.50		$4.00	$-	$13.88	(5)	$26.38
As Estimated in the April 19, 2017 Prospectus Supplement	$11.70		$3.50	$2.50	$0.66		$18.36
Aggregate Amount	$178.50		$16.90	$7.50	$15.10		$218.00
Actual to August 31, 2017(6)	$200.00		$13.00	$5.00	$-		$218.00

Notes:

(1)

Assumed that Africa Wide would elect not to contribute to Maseve in order to match its pro rata share of Project 1 funding. Any funding from Africa Wide or a new joint venture partner would reduce the Company’s funding requirements.

(2)	May be used for interest payable under the Sprott Facility, wages and salaries and other estimated general and administrative costs.
(3)

The proceeds from the Second Advance were used to fund underground development and production ramp- up at Project 1. The Sprott Lenders elected for earlier repayment of one half of the Second Advance from the proceeds of the November 1, 2016 offering. The balance of the Second Advance was repaid from the net proceeds of the April 26, 2017 offering.

(4)

Includes $103 million estimated in the December 19, 2014 Prospectus and the balance of net proceeds from the offering represented by the over-allotment option, which was exercised in part. Use of proceeds was dedicated to fund Phase 2 development at the Maseve Mine.

(5)	Includes $10.35 million estimated in the January 24, 2017 Prospectus Supplement and the balance of net proceeds from the offering represented by the over-allotment option, which was exercised in full.
(6)	This row shows only the portion of the net proceeds of the November 1, 2016 and January 31, 2017 offerings that were spent during the period of November 1, 2016 to August 31, 2017.

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the “Notes”). The Notes will bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Notes is 1,001.1112 common shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s common shares of $0.8686 per share on June 27, 2017. The conversion rate will be subject to adjustment upon the occurrence of certain events. If the Company pays interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the common shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the common shares are then listed or admitted for trading.

Notwithstanding the foregoing, no holder will be entitled to receive common shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a “group” to become, directly or indirectly, a “beneficial owner” (as defined in the indenture governing the Notes, dated June 30, 2017 between the Company and The Bank of New York Mellon (the “Indenture”)) of more than 19.9% of the common shares outstanding at such time or, in the case of a certain note holder, if it or its affiliates would become a “beneficial owner” of more than 4.9% of the common shares outstanding at such time. In addition, the Company will not issue an aggregate number of common shares pursuant to the Notes that exceeds 19.9% of the total number of common shares outstanding on June 30, 2017.

Prior to July 1, 2018, the Company may not redeem the Notes, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. On or after July 1, 2018 and before July 1, 2019, the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2010, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Company agreed in the Indenture to cause a prospectus and a registration statement to be filed with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, as applicable, and become usable and effective within six months after June 30, 2017, and to remain usable and effective for certain periods. The Indenture provides that if the Company does not do so, it shall pay additional interest on the Notes at a rate of 0.25% per annum for the first 90 days and at a rate of 0.50% per annum thereafter, until the Notes are freely tradable by holders other than affiliates and certain other events have occurred. The Company does not anticipate filing the prospectus and registration statement and, accordingly, anticipates paying additional interest as provided for in the Indenture.

The Notes will be unsecured senior subordinated obligations and will be subordinated in right of payment to the prior payment in full of all of the Company’s existing and future senior indebtedness pursuant to the Indenture. The Company may issue additional Notes in accordance with the terms and conditions set forth in the Indenture. The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

Sprott Facility

On February 13, 2015, the Company entered into a secured credit agreement with the Sprott Lenders, led by Sprott, for the Sprott Facility of up to $40 million. On November 20, 2015, the Company drew down $40 million under the Sprott Facility. The Sprott Facility was amended, or amended and restated, as applicable, on November 19, 2015, May 3, 2016, September 19, 2016, October 11, 2016, January 13, 2017, April 13, 2017, June 13, 2017 and September 25, 2017.

On October 11, 2016, the Second Advance was advanced to the Company, with half of this amount repaid at the request of Sprott in November 2016 and the remaining $2.5 million repaid in April 2017. A Bridge Loan was later advanced to the Company by Sprott consisting of $3.5 million on September 26, 2017 and a further $1.5 million on October 18, 2017. The Company repaid the Bridge Loan in full November 17, 2017.

The maturity date of the Sprott Facility is the earlier of: (i) January 31, 2018 and (ii) ten days after the closing of the Plant Sale Transaction. Interest is compounded and payable monthly at an interest rate of LIBOR plus 8.5% . The Sprott Lenders have a first priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares PTM RSA holds in Waterberg JV Co. The Sprott Facility is also guaranteed by PTM RSA.

The Company has made or agreed to make certain payments to the Sprott Lenders in connection with the Sprott Facility, including: (a) the issuance of 348,584 common shares in connection with the November 2015 draw down of the Sprott Facility; (b) a structuring fee comprised of a cash payment in the amount of $100,000, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; (c) a bonus payment in the amount of $1,500,000, payable in the form of 283,019 common shares issued concurrently with the execution of the Sprott Facility, (d) a standby fee in cash equal to 4% per annum of the daily unadvanced principal amount of the Sprott Facility payable in monthly instalments until December 31, 2015; (e) the issuance of 131,654 common shares in connection with the May 2016 amendment; (f) the issuance of 801,314 common shares in connection with the September 2016 amendment (g) the issuance of 113,963 common shares in connection with the Second Advance; (h) the issuance of 275,202 shares in connection with the January 2017 amendment; (i) a $250,000 cash bonus which was paid in connection with the September 2017 amendment, and (j) the payment of a fee of $200,000 due upon the maturity or repayment of the Sprott Facility in connection with the June 2017 amendment.

On December 22, 2017 the Sprott Lenders advanced the Company $2.75 million pursuant to a new bridge loan (the “New Bridge Loan”) whereby the Sprott Lenders will provide up to $5.0 million before January 31, 2018. For more details, see “Amendments to the Sprott Facility and the LMM Facility”.

LMM Facility

On November 20, 2015, the Company also drew down $40 million from the LMM Facility, pursuant to the LMM Credit Agreement entered into on November 2, 2015, which was later amended, or amended and restated, as applicable on May 3, 2016, September 19, 2016, January 13, 2017, April 13, 2017, June 13, 2017, June 23, 2017 and October 30, 2017, with LMM.

The interest rate on the LMM Facility is LIBOR plus 9.5% . Interest payments on the LMM Facility are to be accrued monthly and capitalized until March 31, 2018, and then paid to LMM quarterly thereafter.

LMM has a second priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares held by PTM RSA in Waterberg JV Co. The LMM Facility is also guaranteed by PTM RSA. LMM and Sprott entered into an intercreditor agreement under which, among other things, LMM agreed to subordinate certain rights and to be bound by certain restrictions in favor of Sprott.

The Company has made or agreed to make certain payments to LMM in connection with the LMM Facility, including: (a) the issuance of 348,584 common shares in connection with the November 2015 draw down of the LMM Facility; (b) the issuance of 131,654 common shares in connection with the May 2016 amendments; (c) the issuance of 801,314 common shares in connection with the September 2016 amendments; (d) the issuance of 293,616 common shares in connection with the January 2017 amendments; and (e) the payment of a fee of $400,000 due upon the maturity or repayment of the Sprott Facility in connection with the June 2017 amendment.

Amendments to the Sprott Facility and LMM Facility

Under the Sprott Facility and the LMM Facility the Company agreed to customary and usual covenants for facilities and agreements of this nature. Based on delays to the ramp-up of production (as described above), the Sprott Facility and the LMM Facility were amended several times during fiscal 2017 to revise certain covenants and conditions, including production targets, to waive cash sweep requirements, to waive working capital requirements and to defer repayment requirements. In exchange for these amendments and waivers the Company at times paid consideration to Sprott and LMM as follows:

•

In January 2017 the Company paid an amount equal to $425,000 to the Sprott Lenders and an amount equal to $453,440 to LMM, in each case representing 1% of the outstanding principal amount of the applicable facility, payable by the issuance of 275,202 Company common shares to the Sprott Lenders and 293,616 Company common shares to LMM. The common shares were issued at a deemed price of C$2.0277, equal to the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days immediately prior to the date of the amendments, less a 10% discount, converted into Canadian dollars using the Bank of Canada noon spot rate for the purchase of Canadian dollars on the first business day immediately preceding the date of the amendments.

•

In June 2017 the Company agreed to pay a fee of $200,000 to Sprott and $400,000 to LMM in consideration of amendments, both payments to be made at the same time upon the maturity or repayment of the Sprott Facility. The LMM Facility is in second secured position and is scheduled for repayment subsequent to the Sprott Facility.

In October 2017, the Company agreed with Sprott and LMM to a specific use of the Company’s $17.2 million in proceeds from the Initial Purchase consummated in connection with the Implats Transaction, including: (i) repayment of any principal or fees related to the Bridge Loan; (ii) payment of certain outstanding payables and general administrative expenses (including certain transaction fees related to the Implats Transaction); (iii) care and maintenance costs of the Maseve Mine during the sale closing period; and (iv) the Company’s $5.0 million share of planned DFS costs. The Company is to place approximately $7.0 million in reserve and escrow accounts for dedication to the costs described at items (ii) and (iii) above. Proceeds from the Maseve Sale Transaction are to be used first to repay indebtedness under the Sprott Facility ($40.0 million) and second to partially repay indebtedness under the LMM Facility (approximately $33.0 million).

In consideration for LMM’s consent to the Implats Transaction, the Company has, among other things, done the following:

•

Delivered an amended and restated LMM Facility agreement which, among other things: (a) amended the term of the LMM Facility to mature the later of September 30, 2018 and four months after the closing of the Plant Sale Transaction, provided that if the Plant Sale Transaction does not close by December 31, 2018, the maturity date shall be December 31, 2018; (b) requires that 50% of net proceeds raised by the Company in an equity financing of over $500,000 be used for repayment of outstanding loan facilities; and (c) adds additional events of default for failing to be listed on the TSX, breaches under material agreements, a decrease in its equity ownership in Waterberg JV Co. beyond the decrease to occur as a result of the Implats Transaction and failing to close the Maseve Sale Transaction prior to December 31, 2018.

•

Agreed to raise $20.0 million in subordinated debt and/or equity within 30 days of the Sprott Facility being repaid and raise a further $10.0 million in subordinated debt and/or equity before June 30, 2018. Proceeds in each instance are to repay and discharge amounts due firstly to Sprott and secondly to LMM.

•

Delivered a termination agreement to the production payment agreement between LMM and the Company pursuant to which a termination fee for the Maseve Mine production payment obligation due to LMM must be settled either by payment of $15.0 million before March 31, 2018 or by payment of $25.0 million between March 31, 2018 and the New LMM Maturity Date. This termination fee is secured by the same security securing the LMM Facility.

In consideration for Sprott providing the Bridge Loan and Sprott’s consent to the Implats Transaction, the Company has delivered an amendment to the Sprott Facility agreement which: (a) amends the term of the loan to mature on earlier of (i) January 31, 2018 and (ii) ten days after the closing of the Plant Sale Transaction; (b) requires that 50% of net proceeds raised by the Company in an equity financing of over $500,000 be used for repayment of outstanding indebtedness under the Sprott Facility; (c) adds events of default for failing to be listed on the Toronto Stock Exchange (the “TSX”), breaches under material agreements, a decrease in equity ownership in Waterberg JV Co. beyond the decrease to occur as a result of the Implats Transaction and failing to close the Maseve Sale Transaction prior to December 31, 2018; and (d) requires the Company to pay the Sprott Lenders a cash bonus of $250,000, which was paid on September 26, 2017.

On December 22, 2017 the Sprott Lenders advanced the Company $2.75 million pursuant to the New Bridge Loan whereby the Sprott Lenders will provide up to $5.0 million before January 31, 2018. The proceeds of the New Bridge Loan are to fund direct expenditures relating to the closure and ongoing care and maintenance of the Maseve Mine, reasonable corporate overhead expenditures and outstanding amounts due and owing to the Lenders. The new Bridge Loan is subject to the same security provisions, interest rate, and covenants as the existing Sprott Facility, as amended. The outstanding principal amount of the New Bridge Loan, together with any accrued but unpaid interest, will be immediately due and payable in full on the earlier of i.) the date which is 10 business days after the closing of the Plant Sale Transaction; ii.) the closing of any equity or debt financing by the Company; and iii.) January 31, 2018. In consideration for the New Bridge Loan the Sprott Lenders were paid a bonus fee of $250,000 on December 22, 2017.

In October 2017, the Company agreed to pay to BMO and Macquarie an aggregate of $1.0 million within 15 business days of the closing of the Initial Purchase for services previously provided (which payment has been made). In October 2017, the Company also agreed with BMO and Macquarie to pay BMO and Macquarie an aggregate of approximately $2.9 million following the repayment of the Sprott Facility and the LMM Facility for services previously provided.

Accounts Receivable and Payable

Accounts receivable at August 31, 2017, totaled $2.1 million (August 31, 2016 - $6.1 million) being comprised mainly of pre-production proceeds of $1.6 million in the current period ($2.8 million at August 31, 2016) and value added taxes refundable in South Africa of $2.6 million ($1.8 million at August 31, 2016). Accounts payable and accrued liabilities at August 31, 2017, totaled $16.4 million (August 31, 2016 - $16.9 million).

Accounts receivable at August 31, 2016 totaled $6.1 million (August 31, 2015 - $10.1 million) being comprised mainly of pre-production proceeds of $2.8 million in the current year and value added taxes refundable in South Africa of $6.2 million in the previous year. Accounts payable and accrued liabilities at August 31, 2016 totaled $16.9 million (August 31, 2015 - $16.4 million).

C.	Research and Development, Patents and Licences, etc.

We do not engage in research and development activities.

D.	Trend Information

The Company’s key business objectives are to complete the Maseve Sale Transaction and to advance the Waterberg Project. In the near term, the Company’s liquidity will be constrained until the Maseve Sale Transaction is complete and financing has been obtained to repay and discharge remaining amounts due firstly to the Sprott Lenders (if any) and secondly to LMM and for working capital purposes. As described above, the Company must raise $20.0 million in debt and or equity within 30 days of the first lien Sprott Facility being repaid and raise a further $10.0 million in debt and or equity by June 30, 2018. Amounts due to LMM include the termination fee for the Maseve Mine production payment obligation due in the amount of $15.0 million, if paid by March 31, 2018.

The Company plans to advance the Waterberg Project to completion of a DFS and a construction decision. Under the terms of the Implats Transaction a DFS budget of $10.0 million has been established by Waterberg JV Co. and the Company has set aside an amount of $5.0 million from its proceeds of the Initial Purchase toward its share of DFS costs. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category is underway. Engagement with utilities for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS. Waterberg JV Co. plans to file a mining right application during 2018, based substantially on the results of the October 2016 Waterberg Report.

The Company has been actively engaged with shareholders to explain the new focus on the Waterberg Project and the Company’s immediate and medium term plans. Market interest in palladium has recently been increasing. The Company believes that the transaction with Implats provides an endorsement of the Waterberg Project and a mine to market roadmap.

Factors which may have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition are set forth in Item 3.D.- Risk Factors”.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table discloses our contractual obligations at at August 31, 2017 for loan indebtedness, services, optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment.

Contractual Obligations	Payments due by period
	(in thousands of dollars)
	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years	Total
Lease obligations	$564	$1,159	$-	$-	$1,723
Eskom - Power	3,626	-	-	-	3,626
Mining Development	6,853	-	-	-	6,853
Mining Indirect and Other	2,494	-	-	-	2,494
Sprott Facility	30,002	13,821	-	-	43,823
LMM Facility	19,233	29,735	21,515	-	70,483
Totals	$62,772	$44,715	$21,515	$-	$129,002

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our current directors and executive officers, with each position and office held by them. As of December 20, 2017, directors and executive officers of the Company, as a group, beneficially own, control or direct, directly or indirectly, approximately 534,859 common shares representing approximately 0.36% of the Company’s issued and outstanding common shares.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Name and Place of			Date First Elected or
Residence	Position	Age	Appointed
R. MICHAEL JONES British Columbia, Canada	President, Chief Executive Officer and Director	54	February 18, 2002

FRANK R. HALLAM British Columbia, Canada	Chief Financial Officer, Corporate Secretary and Director	57	February 18, 2002

BARRY SMEE (1)(2)(3) British Columbia, Canada	Director	71	February 18, 2002

Name and Place of			Date First Elected or
Residence	Position	Age	Appointed
IAIN McLEAN (1)(2)(3) British Columbia, Canada	Director (Chairman of the Board)	62	February 18, 2002

ERIC CARLSON (1) British Columbia, Canada	Director	59	February 18, 2002

TIMOTHY D. MARLOW British Columbia, Canada	Director	73	June 15, 2011

DIANA WALTERS (1)(2)(3) North Salem, New York, USA	Director	54	July 16, 2013

Notes:

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Governance and Nomination Committee

R. Michael Jones

Mr. Jones has over twenty five years of experience as a professional geological engineer and has been involved with the raising of over $1 billion for exploration, mining development and production. In addition to co-founding Platinum Group Metals Ltd., Mr. Jones was a founder of Glimmer Resources Inc. and was responsible for the discovery of the Glimmer Gold mine, now Blackfox, in Ontario. During a six-year tenure as President of Cathedral Gold Corp., Mr. Jones ran a producing gold mining company and was involved in the review of a feasibility study and financing for the $1 billion Diavik Mine project during two years as Vice President with Aber Resources. Mr. Jones was a co-founder and director of West Timmins Mining that was purchased by producing company Lake Shore Gold Corp. in 2009 and was a co-founder and former director until 2012 of MAG Silver Corp. Mr. Jones is a Director, President and Chief Executive Officer of West Kirkland Mining Inc. and a director of Nextraction Energy Corp. Mr. Jones served on the Securities Policy Advisory Committee of the British Columbia Securities Commission for six years and holds a B.A.Sc. in geological engineering from the University of Toronto.

Frank R. Hallam

Mr. Hallam was the original founder of New Millennium Metals Corp, a predecessor company to Platinum Group Metals Ltd. Mr. Hallam has extensive operating and financial experience at the senior management level with several TSX and NYSE listed resource companies and has over twenty years of experience working in East and South Africa. In his role as CFO and Director with Tan Range Exploration he set up and administered exploration offices in Tanzania, Ethiopia and Eritrea, among others. Mr. Hallam has been involved in raising over $1 billion for exploration, mining development and production and has been involved in negotiating and managing property deals with Anglo Platinum Ltd., Barrick Gold Corporation, Johannesburg Consolidated Investments and Newmont Mining Corporation. Mr. Hallam was a co-founder and director of West Timmins Mining that was purchased by producing company Lake Shore Gold Corp. in 2009, where he served as a director until April 2016. Mr. Hallam was a co-founder and former director until 2014 of MAG Silver Corp. Mr. Hallam also serves as CFO, Corporate Secretary & Director of West Kirkland Mining Inc. and is a director of Nextraction Energy Corp. Mr. Hallam previously served as an auditor in the mining practice of Coopers and Lybrand. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Barry Smee

Dr. Smee has over forty years of experience in the mining industry as a geologist and geochemist. He is a founder of Smee and Associates, an international geology and geochemistry consulting firm. He has been an advocate of the use of geochemistry in exploration programs and has provided guidance in the use of quality control methods for major mining firms and Canadian stock exchanges and regulatory bodies. Dr. Smee holds a B.Sc. in chemistry and geology from the University of Alberta and a Ph.D. in geochemistry from the University of New Brunswick. He has been awarded the CIM J.C. Sproule Memorial Plaque for outstanding contribution to geochemical knowledge in Canada. Mr. Smee has indicated that he will not stand for re-election as a director of the Company in 2018.

Iain McLean

Mr. McLean is experienced in mine operations and senior management positions in technology companies. Mr. McLean’s past roles include Chief Operating Officer of MineSense Technologies from August 2014 to September 2015; and Vice President for Gemcom Software International/Dassault Systemes GEOVIA from June 2010 to July 2014. Mr. McLean holds a degree in mining engineering from the Royal School of Mines, a Degree in Archaeology from the University of Leicester and a Masters Degree in Egyptology from Cambridge University. Mr. McLean also holds an M.B.A. from Harvard Business School.

Eric Carlson

Mr. Carlson is a co-founder and CEO of Anthem Works Ltd., a Vancouver based real estate investment, development and management company. Through Anthem Works, Mr. Carlson is involved as a director, co-founder or significant shareholder in a variety of technology, mining and energy, and consumer products and services businesses. Of public issuers, Mr. Carlson is a director of Nextraction Energy Corp. and a former director of Mag Silver Corp. He is a Fellow of the BC Institute of Chartered Accountants and holds a Bachelor of Commerce from the University of British Columbia. Mr. Carlson has indicated that he will not stand for re-election as a director of the Company in 2018.

Timothy D. Marlow

Mr. Marlow has over thirty years of mining engineering and mine operating experience in North America, South America, Africa and Asia. His mining and project experience spans the world and he has specific African experience in Ghana and Zambia. Mr. Marlow is President of Marlow & Associates since 1995 and was President of Philippine Gold Consulting LLC from 1995 – 2014. Mr. Marlow is a graduate of the Camborne School of Mines and is registered as a C.Eng, Registered Charter Engineer in the UK. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining.

Diana Walters

Ms. Walters has over twenty-seven years of experience in the Natural Resources sector, both as an investment banker and in operating roles. She is the former President and CEO of Liberty Metals & Mining, LLC and was a Managing Partner of Eland Capital, LLC, a Natural Resources advisory firm. Ms. Walters has extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. Ms. Walters graduated with honors from the University of Texas at Austin with a BA in Plan II Liberal Arts and an MA in Energy and Mineral Resources.

There are no family relationship between any of the persons named above. Furthermore, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the persons named above were selected as a director or member of senior management.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of the Company (or any of their personal holding companies) is, or during the ten years preceding the date of this Annual Report has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial order; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

Mr. Jones and Mr. Hallam are directors of Nextraction Energy Corp. (“NE”), which is currently the subject of a Cease Trade Order of the BCSC issued on May 8, 2015 for failing to file a comparative financial statement for its financial year ended December 31, 2014 and a Form 51-102F1 Management’s Discussion and Analysis for the period ended December 31, 2014 (the “Required Records”). NE is working on a financing and reorganization so that it can complete the Required Records.

For the purposes hereof, “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (or any of their personal holding companies):

(i)

is, as at the date of this Annual Report or during the ten years preceding the date of this AIF has been, a director or executive officer, of any company, including the Company, that while the director or executive officer was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(ii)

has, within the ten years before the date of this Annual Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that director or executive officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (or any of their personal holding companies) has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable investor in making an investment decision.

Promoters

No individuals acted as promoters of the Company within the two most recently completed financial years or during the current financial year.

B.	Compensation

The following table sets forth all compensation paid or accrued by our company to our directors and members of our administrative, supervisory or management bodies for the year ended August 31, 2017.

		Annual			Long Term Compensation (1)
	Year	Compensation			Awards (1)		Payouts
Name and					Securities
Principal					Under
Position					Options/	Restricted
					SARs	Shares /
				Other Annual	Granted	Units	LTIP	All Other
		Salary	Bonus	Compensation	(1)	Awarded	Payouts	Compensation
		($)	($)	($)	(#)	($)	($)	($)
R. Michael Jones President, CEO and Director	2017	$397,366	$-	$-	200,000	$-	$-	$-
Frank Hallam CFO, Corp. Secretary and Director	2017	$359,521	$-	$-	175,000	$-	$-	$-
Iain McLean Chairman and Director	2017	$-	$-	$56,767	125,000	$-	$-	$-
Barry Smee Director	2017	$-	$-	$45,413	125,000	$-	$-	$-
Eric Carlson Director	2017	$-	$-	$56,767	125,000	$-	$-	$-
Timothy D. Marlow Director	2017	$-	$-	$59,037	125,000	$-	$-	$21,193
Diana Walters Director Note:	2017	$-	$-	$37,844	125,000	$-	$-	$-

(1)	For additional details, see Item 6.E Share Ownership.

During the year ended August 31, 2017, no amounts were set aside for the foregoing persons to provide pension, retirement or similar benefits.

C.	Board Practices

The board of directors has determined the number of directors at seven and currently consists of seven directors. Each director was elected at the annual general meeting of our stockholders held on February 23, 2017.

Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia). See “Directors and Senior Management” for the dates on which our current directors were first elected or appointed.

On January 13, 2015, the Board adopted a majority voting policy (the “Policy”), as amended on February 18, 2015. The Policy requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election will be required to tender an offer to resign (a “Resignation Offer”). The Policy applies only to uncontested elections, which are elections of directors where the number of nominees for election as director is equal to the number of directors to be elected at such meeting. Following a tender of a Resignation Offer, the Governance and Nomination Committee will consider the Resignation Offer and will recommend to the Board whether or not to accept or reject the Resignation Offer or to propose alternative actions. The Governance and Nomination Committee will be expected to recommend accepting the Resignation Offer, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. Within 90 days following the applicable annual general meeting, the Board will make a determination of the action to take with respect to the Resignation Offer and will promptly disclose by news release its decision to accept or reject the director’s Resignation Offer or to propose alternative actions as referenced in the Policy. If the Board has decided to reject the Resignation Offer or to pursue any alternative action other than accepting the Resignation Offer, then the Board will disclose in the news release its reasons for doing so. The applicable director will not participate in either the Governance and Nomination Committee or Board deliberations on his or her Resignation Offer.

We have not entered into contracts providing for benefits to the directors upon termination of employment, other than as described below.

Agreements with Executive Officers

The Company has the following plans or arrangements in respect of remuneration that may be received by the Company’s executive officers that are also directors of the Company in respect of compensating such officer in the event of termination of employment (as a result of resignation, change of control or change of responsibilities).

Pursuant to the employment agreements, each of R. Michael Jones and Frank R. Hallam (hereinafter referred to as “Jones” and “Hallam”, respectively; each an “Officer” and together, the “Officers”) may resign by giving 90 days’ written notice and thereafter be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the “Final Wages”).

If an Officer is terminated without cause or resigns for good cause (as defined below), the Company will pay the Officer:

(a)	the Final Wages; and

(b)	an additional amount equal to 24 months (for Jones and Hallam) of the Officers’ annual salary (the “Severance Period”), and the Officer’s current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

In the case of either a termination or resignation for good cause following a Change of Control (as defined below), the Company will pay severance as follows (the “COC Severance”):

(a)	the Final Wages;

(b)	an additional amount equivalent to 24 months’ annual salary (the “COC Severance Period”);

(c)

an additional lump sum equal to the sum of the amounts paid as bonuses to the Officer in respect of the completed three bonus years preceding the date of termination divided by 36 (the “Average Monthly Bonus”) multiplied by the number of completed months in the current bonus year through to the termination date; and

(d)	an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period, and the Officers’ current benefits will continue until the earlier of the end of the COC Severance Period and the Officers’ receipt of similar benefits through other employment.

In addition, each Officer shall have a special right to resign on one month’s written notice, delivered within 60 days following a Change of Control, in which case the Officer will be entitled to receive the COC Severance.

Upon a Change of Control, any non-vested options held by the Officer will be deemed vested on a Change of Control. Where the Change of Control is a transaction in which the shares of the Company are to be purchased or otherwise exchanged or acquired, such vesting shall take place so as to permit the Officer, at his election to participate in the transaction in respect of any such non-vested option shares, provided that if, for any reason such Change of Control transaction does not complete, the options shall revert to their original terms, including as to vesting and all options the vesting of which is accelerated pursuant to the foregoing shall remain open for exercise until the earlier of their expiry date or one year from the Change of Control.

“Change of Control” means:

(a)

the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids (or any successor instrument thereto), of Common Shares of the Company which, when added to all other Common Shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding Common Shares of the Company; or

(b)

the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s Board who were not nominees of the Company’s incumbent Board at the time immediately preceding such election; or

(c)	the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d)

a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction.

“good cause” means the occurrence of one of the following events without the Officer’s written consent:

(a)

upon the material breach of any material term of the Employment Agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of the Officer within 30 days after written notice of the breach of default has been delivered by the Officer to the Company; or

(b)	a material reduction in the Officer’s responsibilities, title or reporting, except as a result of the Officer’s disability; or

(c)	any reduction by the Company in the Officer’s then current annual salary; or

(d)	relocation of the Officer’s principal office location by more than 25 kilometres

Deferred Share Unit Plan

The Deferred Share Unit Plan (the “DSU Plan”) permits directors who are not salaried officers or employees of the Company or a related corporation (referred to as “Eligible Directors”) to convert into DSUs the fees that would otherwise be payable by the Company to them relating to future services for their participation on the Board and on committees of the Board, including all annual retainers and amounts that would be payable for serving as the Chair of the Board and/or as a chair of a committee of the Board (excluding any reimbursement of expenses) (the “Board Fees”). Only Eligible Directors are permitted to participate in the DSU Plan. The DSU Plan is administered by the Board or such other persons as may be designated by the Board from time to time, through the recommendation of the Compensation Committee (the “DSUP Administrators”).

With respect to the conversion of Board Fees into DSUs, each Eligible Director may, under the DSU Plan, elect to convert a minimum of 20% up to a maximum of 100%, in 10% increments, of his or her future Board Fees for the relevant period into DSUs in lieu of being paid such fees in cash. On the date on which the relevant Board Fees are payable, the number of DSUs to be credited to a participating Eligible Director (a “DSU Participant”) will be determined by dividing an amount equal to the designated percentage of the Board Fees that the DSU Participant has elected to have credited in DSUs on that fee payment date, by the market value of a Common Share on that fee payment date. Eligible Directors are entitled to make an election under the DSU Plan in respect of the period from January 1 through December 31 no later than December 31 of the prior year. Newly elected Eligible Directors will have 30 days from the date of his/her appointment to make an election in respect of the remainder of such calendar year. All such elections will be irrevocable in respect of such period.

If a DSU Participant becomes a salaried officer or an employee of the Company or a related corporation, such DSU Participant shall thereupon be suspended from further participation in the DSU Plan in the manner set out in the DSU Plan.

The DSUP Administrators may also, in their sole discretion from time to time, award DSUs to one or more Eligible Directors for the purposes of providing additional equity related remuneration to such Eligible Directors in respect of future services as an Eligible Director. With respect to the award of such DSUs, the DSUP Administrators will determine when DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of DSUs, if any, and all other terms and conditions of each award. Unless the DSUP Administrators determine otherwise, such DSUs will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The DSUP Administrators may consider alternatives for vesting criteria related to the Company’s performance and have the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (a) where the Termination of Board Service (as defined below) of a DSU Participant (or termination of service as a salaried officer or employee, if applicable) occurs as a result of the DSU Participant’s death, all unvested DSUs of that DSU Participant will vest effective on the date of death; and (b) if there is a change of control (as such term is defined in the DSU Plan), all unvested DSUs will vest immediately prior to such change of control.

If cash dividends are paid by the Company on the Common Shares, a DSU Participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the DSU Participant holds on the record date for the payment of such dividend.

Canadian DSU Participants are not entitled to redeem any DSUs (regardless of their vested status) until after the DSU Participant ceases to be a member of the Board by way of retirement, non-re-election as a director, resignation, incapacity or death (each, a “Termination of Board Service”), or termination of service as a salaried officer or employee, if applicable.

Except with respect to U.S. Eligible Directors (defined below) a DSU Participant (or the DSU Participant’s legal representative, as the case may be) will be permitted to redeem his or her vested DSUs no earlier than following Termination of Board Service (and termination of service as a salaried officer or employee, if applicable) by giving written notice to the Company to redeem on one or more dates specified by the DSU Participant (or the DSU Participant’s legal representative, as the case may be), which dates shall not, in any event, be earlier than the tenth day following the release of the Company’s quarterly or annual financial results immediately following such termination, or later than December 1 of the first calendar year commencing after the time of such termination. The DSUs of an Eligible Director who is a citizen or resident of the United States, as defined in the United States Internal Revenue Code of 1986, as amended (the “Code”), and any other Eligible Director who is subject to tax under the Code with respect to DSUs granted pursuant to the DSU Plan (each, a “U.S. Eligible Director”) will be redeemed during the calendar year following the year in which the U.S. Eligible Director experiences a “separation from service” (as defined in the Code) on a date selected by the Company. Upon redemption of DSUs, the Company will pay to the DSU Participant (or the DSU Participant’s legal representative, as the case may be) a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by the market value of a Common Share on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any DSU Participant to acquire Common Shares in connection with the redemption of vested DSUs under the DSU Plan.

The DSU Plan also contains provisions that apply to DSU Participants who are subject to tax in both the United States and Canada. For such DSU Participants, in limited circumstances specified in the DSU Plan where there is a conflict in the requirements of U.S. tax laws and Canadian tax laws, the relevant DSUs will be forfeited.

Audit Committee

Composition and Experience

The Audit Committee is comprised of Eric Carlson (Chairman), Iain McLean, Barry Smee and Diana Walters. All four members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are set forth below:

•

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 20 years of real estate investment, development and management experience and he has been the President of Anthem Works Ltd. (“Anthem”) since July 1994. Anthem is an investment group that specializes in the acquisition, development and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the USA.

•

Iain D. C. McLean, B.Sc.Eng (ARSM), M.B.A., MIMM. C. Eng. – Mr. McLean has experience as a senior executive in several public companies managing operations, listings, capital raising, etc. He also has experience in underground mining operations in the UK and South Africa.

•	Dr. Barry W. Smee, Ph.D., P.Geo – Mr. Smee is a professional geologist/geochemist with 46 years in mineral exploration as a quality control and laboratory audit expert.

•	Diana Walters – Ms. Walters has over 25 years in the financial services sector and has served on the audit committee of other publicly-traded companies.

The board of directors has determined that each of Mr. McLean and Mr. Carlson is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE American Company Guide. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc. (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995. Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Responsibilities

The Audit Committee’s responsibilities include but are not limited to:

•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•

Review any legal matters which could significantly impact the financial statements as reported on by the Company’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•	Review the Company’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto.

•	Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

•	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•	Recommend to the Board an external auditor to be nominated for appointment by the Company’s shareholders.

•	Review with the Company’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•	Pre-approve all non-audit services and tax services to be provided to the Company or its subsidiary entities by the external auditor. or other registered accounting firm.

•	Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Company.

•

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure contained in the Company’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•	Establish a procedure for:

o	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

o	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

•	With regard to the Corporation’s internal control procedures, the Committee is responsible to:

o

review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

o	review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

o	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

o	periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions set out in Section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member), Subsection 3.3(2) (Controlled Companies), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Company’s Audit Committee is authorized to review the performance of the Company’s independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company’s auditor for the fiscal year ended August 31, 2017 and August 31, 2016 have been pre-approved by the Audit Committee.

Compensation Committee

Composition

The Compensation Committee is comprised of Barry Smee (Chairman), Iain McLean and Diana Walters. All three members of the Compensation Committee are independent.

Responsibilities

The responsibilities of the Compensation Committee include but are not limited to:

•

Review, approve and report to the Board annually on management’s succession plans for all executive officers, other than the CEO, including specific development plans and career planning for potential successors;

•

Review and recommend to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. This includes incentive plan design and other remuneration;

•	Review and recommend to the Board the compensation, including salary, incentives, benefits and other perquisites, of all directors and executive officers, except for the CEO; and

•	Report on executive compensation as required in public disclosure documents.

•	Review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those corporate goals and objectives, consider the Corporate Governance and Nomination Committee’s report respecting the CEO’s performance and recommend to the Board the CEO’s compensation level based on this evaluation, including salary, incentives, benefits and other perquisites.

•	Establish compensation and recruitment policies and practices for the Company’s executive officers, including establishing levels of salary, incentives, benefits and other perquisites provided to executives of the Corporation and its subsidiaries; provided, however, that the compensation of individual executive officers shall be subject to the Board’s approval.

•	Administration of the Company’s stock option plans and stock incentive plans, and recommending to the Board awards under the plans.

•	The Committee shall review all executive compensation disclosure before the Company publicly discloses this information.

•	The Committee will annually review and re-assess the adequacy of this Charter and recommend updates to this Charter and will receive approval of all changes from the Board.

Governance and Nomination Committee

Composition

The Governance and Nomination Committee is comprised of Iain McLean (Chairman), Barry Smee and Diana Walters. All three members of the Governance and Nomination Committee are independent.

Responsibilities

The responsibilities of the Governance and Nomination Committee include but are not limited to:

•	review and make recommendations to the Board respecting corporate governance in general and regarding the Board’s stewardship role in the management of the Company.

•	review, approve and report to the Board on:

o	the establishment of appropriate processes for the regular evaluation of the effectiveness of the Board and its members and its committees and their charters;

o	in conjunction with the Chair of the Board, the performance of individual directors, the Board as a whole, and committees of the Board;

o	the performance evaluation of the Chair of the Board and the Chair of each Board Committee;

o	regularly, the performance evaluation of the CEO, including performance against corporate objectives.

•	CEO succession planning;

•

oversee compliance with the Company’s Code of Business Conduct and Ethics (the “Code”), monitor compliance with the Code, investigate any alleged breach or violation of the Code, authorize any waiver granted in connection with the Code

•	oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

D.	Employees

As of August 31, 2017, the Company’s complement of managers, staff and consultants in Canada consisted of approximately 6 individuals. The Company’s complement of managers, staff, consultants, security and casual workers in South Africa currently consisted of approximately 105 individuals, inclusive of approximately 17 individuals active at the Waterberg Project conducting exploration and engineering activities related to the planned completion of a DFS by the end of calendar 2018. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required.

The Maseve Mine is currently on care and maintenance, pending the completion of the Maseve Sale Transaction. As at August 31, 2017, the labour force at the Maseve Mine totalled approximately 628 people, of whom 83 were employees of Maseve and 545 were employed by third party contractors or consultants. As at November 30, 2017, the labour force at the Maseve Mine totaled approximately 78 people, of whom 20 are employees of Maseve and 58 are employed by third party contractors or consultants. RBPlat will be granted a management contract for the Maseve Mine and for carrying out care and maintenance services during the period between the date of grant of the Competition Approval and the date of Ministerial Consent. The Company will be responsible for 50% of care and maintenance costs at Maseve after Competition Approval until the earlier of the date of Ministerial Consent and the date upon which RBPlat utilizes the surface infrastructure of the Maseve Mine for its own purposes. The Company expects that is required compliment of employees and contractors at Maseve will decrease subsequent to the grant of Competition Approval.

E.	Share Ownership

With respect to the persons listed in “Compensation”, above, who are current directors, officers or employees of our company, the following table discloses the number of and percent of the common shares outstanding held by those persons, as of December 29, 2017. The common shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class(3)
R. Michael Jones
Chairman, President, CEO and Director	272,920(4)	*
Frank R. Hallam		*
CFO and Director	125,314
Barry Smee		*
Secretary and Director	21,010
Iain McLean
Director	20,335	*
Eric Carlson
Director	88,280(5)	*

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class(3)
Timothy Marlow
Director	3,000	*
Diana Walters
Director	4,000	*

Notes:

*	Less than one percent
(1)	Includes beneficial, direct and indirect shareholdings.
(2)	Does not include stock options and other rights to purchase or acquire shares.
(3)	There are 148,469,377 shares of Common Stock issued and outstanding as of December 29, 2017.
(4)	Of these shares, 95,600 shares are held by 599143 B.C. Ltd., a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife.
(5)	Of these shares, 42,580 shares are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson and 25,500 shares are held by Anthem Works Ltd. a company founded by Mr. Carlson.

The following table discloses the stock options outstanding to the aforementioned persons as of December 29, 2017:

	Date of Grant or	# of Shares of	Exercise
Name and Title	Issuance	Common Stock	Price Per	Expiry Date
		Subject to	Share
		Issuance
R. Michael Jones	Jan 14, 2014	100,000	$13.00	Jan 14, 2019
President, CEO and Director	Feb 16, 2015	120,000	$6.50	Feb 16, 2020
	Dec 22, 2015	67,500	$2.00	Dec 22, 2020
	Dec 23, 2016	200,000	$2.00	Dec 23, 2021
Frank R. Hallam	Jan 14, 2014	87,500	$13.00	Jan 14, 2019
CFO and Director	Feb 16, 2015	100,000	$6.50	Feb 16, 2020
	Dec 22, 2015	60,000	$2.00	Dec 22, 2020
	Dec 23, 2016	175,000	$2.00	Dec 23, 2021
Barry Smee	Jan 14, 2014	25,000	$13.00	Jan 14, 2019
Director	Feb 16, 2015	35,000	$6.50	Feb 16, 2020
	Dec 22, 2015	33,750	$2.00	Dec 22, 2020
	Dec 23, 2016	125,000	$2.00	Dec 23, 2021
Iain McLean	Jan 14, 2014	25,000	$13.00	Jan 14, 2019
Chairman and Director	Feb 16, 2015	35,000	$6.50	Feb 16, 2020
	Dec 22, 2015	33,750	$2.00	Dec 22, 2020
	Dec 23, 2016	125,000	$2.00	Dec 23, 2021
Eric Carlson	Jan 14, 2014	25,000	$13.00	Jan 14, 2019
Director	Feb 16, 2015	35,000	$6.50	Feb 16, 2020
	Dec 22, 2015	33,750	$2.00	Dec 22, 2020
	Dec 23, 2016	125,000	$2.00	Dec 23, 2021
Timothy Marlow	Jan 14, 2014	25,000	$13.00	Jan 14, 2019
Director	Feb 16, 2015	35,000	$6.50	Feb 16, 2020
	Dec 22, 2015	33,750	$2.00	Dec 22, 2020
	Dec 23, 2016	125,000	$2.00	Dec 23, 2021
Diana Walters	Jan 14, 2014	25,000	$13.00	Jan 14, 2019

	Date of Grant or	# of Shares of	Exercise
Name and Title	Issuance	Common Stock	Price Per	Expiry Date
		Subject to	Share
		Issuance
Director	Feb 16, 2015	35,000	$6.50	Feb 16, 2020
	Dec 22, 2015	33,750	$2.00	Dec 22, 2020
	Dec 23, 2016	125,000	$2.00	Dec 23, 2021

Stock Option Plan

The Stock Option Plan exists only for the purpose of governing the terms of all outstanding options that were issued under the Stock Option Plan before the adoption of the Company’s Share Compensation Plan on February 23, 2017. No new options may be granted under the Stock Option Plan and the total number of outstanding options issued (but not exercised) under the Stock Option Plan count towards the maximum number of Options and restricted share units (“RSUs”) issuable under the Share Compensation Plan. Details of the Share Compensation Plan are provided below.

The Stock Option Plan was approved by the shareholders at the annual general meeting held on January 10, 2006 and was amended at the Company’s annual general meeting held on January 10, 2007 and was ratified by the shareholders at the annual general meetings held on January 12, 2010, January 8, 2013 and February 26, 2016. The Stock Option Plan is classified as a 10% “rolling” plan pursuant to which the number of Common Shares which may be issuable pursuant to options previously granted and those granted under the Stock Option Plan is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

Other information relating to the Stock Option Plan is as follows:

•	The Stock Option Plan is administered by the Compensation Committee.

•	Options may be granted to directors, senior officers, employees, non-employee directors, management company employees and consultants of the Company and its affiliates.

•

As at December 29, 2017, an aggregate of up to 14,846,938 options were issued or issuable under the Stock Option Plan, being a number of options equal to 10% of the Company’s issued and outstanding Common Shares on such date.

•

As at December 29, 2017, an aggregate of 3,627,200 options were outstanding under the Stock Option Plan, being a number of options equal to 4.2% of the Company’s issued and outstanding Common Shares on such date.

•

The number of Common Shares reserved for issuance under options granted to Insiders (as defined in the Stock Option Plan), together with any shares issuable to Insiders pursuant to any other share compensation arrangements of the Company, may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

•

The number of shares issued to Insiders, together with any shares issued to Insiders pursuant to any other share compensation arrangements of the Company, within a 12-month period may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

•

The number of Common Shares reserved for issuance to any one individual pursuant to options or any other share compensation arrangements of the Company in any 12-month period may not exceed 5% of the number of issued and outstanding Common Shares from time to time unless approved by securityholders who are not Insiders.

•

The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12-month period may not exceed 2% of the issued and outstanding Common Shares.

•

The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to persons employed in investor relations activities (as a group) may not exceed, in any 12 month period, 2% of the issued and outstanding Common Shares.

•

The exercise price for options granted under the Stock Option Plan is determined by the Compensation Committee, in its discretion, at the time the options are granted, but such price shall be fixed in compliance with the applicable provisions of the TSX Company Manual in force at the time of grant, and, in any event, may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used).

•	The Stock Option Plan does not contain provisions allowing for the transformation of a stock option into a stock appreciation right.

•	Vesting of options is at the discretion of the Compensation Committee at the time of grant of options.

•	Options may be exercisable for a period of time determined by the Compensation Committee with the maximum term of options granted under the Existing Plan being ten years from the date of grant.

•

Options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Stock Option Plan. Options granted to any optionee who is a director, employee, consultant or management company employee must expire within 90 days after the optionee ceases to be in at least one of these categories. Options granted to any optionee who is engaged in investor relations activities must expire within 30 days after the optionee ceases to be employed to provide investor relations activities.

•

In the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one year from the date of death or the balance of the option period, whichever is earlier.

•	Options granted under the Stock Option Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution.

•

Subject to the policies of the TSX, the Board may, at any time, without further action by the Company’s shareholders, amend the Stock Option Plan or any option granted thereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)

ensure that the options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an option has been granted may from time to time be resident or a citizen;

(b)	make amendments of an administrative nature;

(c)	change vesting provisions of an option or the Existing Plan;

(d)	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

(e)	reduce the exercise price of an option for an optionee who is not an Insider;

(f)	make any amendments required to comply with applicable laws or TSX requirements; and

(g)	make any other amendments which are approved by the TSX.

•

Other than as set forth above, any other amendments to the Stock Option Plan or options granted thereunder (or options otherwise governed thereby), including the reduction of the exercise price or the cancellation and reissuance of options or other entitlements, will be subject to the approval of the shareholders and TSX.

•

The Stock Option Plan does not contain any provisions relating to the provision of financial assistance by the Company to optionees to facilitate the purchase of Common Shares upon the exercise of options.

•

The Stock Option Plan contains adjustment provisions pursuant to which the exercise price of an option and/or the number of securities underlying an option may be adjusted in the event of certain capital changes of the Company including, without limitation, share consolidations, stock-splits, dividends and corporate reorganizations. The adjustment provisions are meant to ensure that the rights associated with the option are neither enhanced nor prejudiced as a result of the capital change.

Share Compensation Plan

The Share Compensation Plan was adopted by the Company after it was approved by the shareholders at the annual general meeting held on February 23, 2017 (the “Adoption Date”). As of the Adoption Date, the Share Compensation Plan govern all new grants of restricted share units (the “RSUs”) and options to purchase Common Shares (the “Options”). The Company’s Stock Option Plan continue to exist but only for the purpose of governing the terms of all outstanding options that were been issued under the Stock Option Plan before the adoption of the Share Compensation Plan. No new options may be granted under the Stock Option Plan and the total number of outstanding options issued (but not exercised) under the Stock Option Plan count towards the maximum number of Options and RSUs issuable under the Share Compensation Plan. A description of the Stock Option Plan is provided above.

The Share Compensation Plan is a 10% “rolling” plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs and Options granted under the Share Compensation Plan, options previously granted under the Existing Plan, together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

The Share Compensation Plan provides participants (each, an “SCP Participant”), who may include participants who are citizens or residents of the United States (each, a “US-SCP Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units – Vesting Provisions” below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See “Options – Vesting Provisions” below.

The Company’s Stock Option Plan will continue to govern the terms of all outstanding options issued under the Stock Option Plan and the total number of outstanding options issued (but not exercised) under the Stock Option Plan will count towards the maximum number of Options and RSUs issuable under the Share Compensation Plan.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company, its subsidiaries and its shareholders by: (a) ensuring that the interests of SCP Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people will be eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant (defined under the Share Compensation Plan as a consultant that (x) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities, or (y) otherwise satisfies the requirements to participate in an “employee benefit plan” as defined in Rule 405 under the U.S. Securities Act registered by the Company on Form S-8). Non-employee directors of the Company will not be eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Company will continue to be eligible to participate in respect of Options, however, only on a limited basis. See “Restrictions on the Award of RSUs and Grant of Options” below. Under the Existing Plan, directors of the Company have been technically eligible to participate on a discretionary basis without any limits on participation.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the “SCP Administrators”) based on the recommendation of the compensation committee of the Board (the “Compensation Committee”). The SCP Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares that available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant, as reduced by the number of Common Shares that may be issuable pursuant to options outstanding under the Stock Option Plan.

As of the date of this Annual Report, the Company has 148,469,377 Common Shares issued and outstanding and the aggregate number of Common Shares that may be issuable pursuant to options outstanding under the Stock Option Plan is 3,627,200 Common Shares (being approximately 2.44% of the issued and outstanding Common Shares and approximately 24.43% of the total Common Shares that may be issuable under the Stock Option Plan). The Common Shares that may be issuable pursuant to options outstanding under the Stock Option Plan will be included in the calculation of, and therefore will reduce, the total number of Common Shares that will be issuable pursuant to RSUs or Options under the Share Compensation Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

The following table discloses the holders of the Company’s common shares who are known or believed by the Company to be the beneficial owners of 5% or more of the Company’s common shares (the “Major Shareholders”). The percentages in the table below are based on 148,469,377 common shares outstanding as of December 20, 2017.

	Amount and Nature of	Percent of
Identity of Person or Group	Beneficial Ownership	Class
Franklin Resources, Inc./Franklin Advisors, Inc. (1)	29,959,534	19.90
Liberty Mutual Group Asset Management Inc. (2)	16,160,609	10.88
BlackRock, Inc. (3)	14,324,479	9.65
Donald Smith & Co., Inc. (4)	13,942,809	9.39

Notes:

(1)

Based on information provided to the Company as of December 20, 2017 by Franklin Resources, Inc./Franklin Advisors, Inc., it had sole voting and dispositive power with respect to 27,878,488 common shares that were currently issued and outstanding, plus such number of additional common shares, issuable upon conversion of the Company’s outstanding convertible notes, as would increase its beneficial ownership to approximately 19.9%.

(2)	Based on information provided to the Company as of December 19, 2017 by LMM, LMM had sole voting and dispositive power with respect to 16,160,609 common shares.
(3)

Based solely on BlackRock, Inc.’s SEC Form 13F as of September 30, 2017, and assuming that BlackRock, Inc. had sole voting power and sole dispositive power over the Company common shares therein reported, and beneficially owned no other Company common shares, BlackRock, Inc. had as of such date sole voting power and sole dispositive power with respect to 14,324,479 common shares.

(4)

Based on Donald Smith & Co., Inc.’s SEC Form 13F as of September 30, 2017 and information provided to the Company by Donald Smith & Co., Inc., as of September 30, 2017, Donald Smith & Co., Inc. had shared voting power with respect to 13,003,479 common shares and shared dispositive power with respect to 13,942,809 common shares.

Except as disclosed in the table above, we are not aware of any other person or group who owns more than 5% of the issued and outstanding common shares as at December 20, 2017. The Company’s Major Shareholders have the same voting rights in the Company’s common shares as other holders of the Company’s common shares.

We are aware of the following changes in our Major Shareholders over the past three years:

•	Together, Donald Smith & Co. and Donald Smith LSEF first reported as beneficially owning greater than 5% of the Company’s common shares as of January 24, 2017.

•

As of December 31, 2015, Genesis Asset Managers, LLP (“Genesis”) reported as beneficially owning 7.91% of the Company’s common shares. However, as of December 31, 2016, Genesis no longer reported as being a Major Shareholder of the Company.

•

As of December 31, 2014, T. Rowe Price Associates, Inc. (“T. Rowe Price”) reported as beneficially owning 5.9% of the Company’s common shares. However, as of December 31, 2015, T. Rowe Price no longer reported as being a Major Shareholder of the Company.

•

As of December 31, 2014, JPMorgan Chase & Co. (“JPMorgan”) reported as beneficially owning 5.7% of the Company’s common shares. However, as of October 13, 2015, JPMorgan no longer reported as being a Major Shareholder of the Company.

Based on information available to the Company, as at December 19, 2017, approximately 62.59% of the Company’s outstanding common shares were beneficially owned in the United States, by approximately 13,150 holders with U.S. addresses.

B.	Related Party Transactions

For purposes of this section, a Related Party means (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Neither the Company nor any of its subsidiaries has made any loan or guarantee in favor of any Related Party, nor has any Related Party been indebted to the Company or its subsidiaries, since September 1, 2016.

Neither the Company nor any of its subsidiaries is a party to any transactions since September 1, 2016 or any presently proposed transactions involving a Related Party, which transactions are material to the Company or the Related Party or are unusual in their nature or conditions, except as follows:

(1)

LMM, a Major Shareholder, is the lender to the Company pursuant to the LMM Facility, as amended and restated, and a party to the PPA. The transactions between the Company and LMM are more fully described elsewhere in this Annual Report.

(2)

Franklin Advisors, Inc., a Major Shareholder, subscribed on behalf of certain funds for $8 million of the convertible notes issued by the Company on June 30, 2017. The convertible note transaction is more fully described elsewhere in this Annual Report.

(3)	Compensatory matters relating to the Company’s directors and executive officers are described in Item 6 of this Annual Report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 18 hereof and filed as part of this Annual Report. These financial statements include our consolidated balance sheets as at August 31, 2017 and 2016 and our statements of operations and cash flows for the three years ended August 31, 2017.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention.

Dividend Policy

We have not declared any dividends since incorporation and do not anticipate doing so in the foreseeable future. The following restrictions could prevent the Company from paying dividends or distributions:

•	The exchange controls of the Government of South Africa. See Item 4.B. – South African Regulatory Framework;

•

In 2012, the Government of South Africa replaced the longstanding secondary tax on corporations with a dividend tax levied on shareholders. Before the new dividend tax became law, secondary tax on corporations had been levied at a rate of 10% on all dividends declared by companies resident in South Africa. The current rate of dividends tax is 15%. Under an existing tax treaty between Canada and South Africa, the effective rate under the new dividend tax in South Africa on dividends paid from Waterberg JV Co and PTM RSA to the Company will be 5% of the gross amount of dividends, provided the Company continues to hold at least 10% of the capital of PTM RSA. Dividend taxes are to be withheld by corporations in South Africa on behalf of shareholders and remitted to the South African Revenue Service; and

•

Both the Sprott Facility and the LMM Facility specify that the Company may not declare and pay dividends during the terms of those agreements, except with the prior written consent of the Sprott Lenders and/or LMM, as applicable.

The Company has no current dividend or distribution policy and has no present intention to change its dividend or distribution policy, as it anticipates that all available funds will be invested to finance the growth of its business. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.

B.	Significant Changes

On September 6, 2017 the Company announced the planned sale of all its rights and interests in the Maseve Mine to RBPlat in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares. The completion of due diligence and execution of binding legal agreements with RBPlats was announced on November 23, 2017.

On September 21, 2017 the Company completed the planned corporatization of the Waterberg Project by the transfer of all Waterberg Project prospecting permits held in trust by PTM RSA into new operating company Waterberg JV Co. Effective September 21, 2017 Waterberg JV Co. owned 100% of the prospecting rights comprising the entire Waterberg Project area and Waterberg JV Co. was owned 45.65% by PTM RSA, 28.35% by the JOGMEC and 26% by Mnombo.

On October 16, 2017 Implats entered into definitive agreements with the Company, JOGMEC, Mnombo and Waterberg JV Co., whereby Implats purchased shares representing a 15.0% interest in the Waterberg Project from PTM RSA (8.6%) and JOGMEC (6.4%) for $30.0 million.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Company’s common shares on the TSX and on the NYSE American (previously the NYSE MKT) for each full quarterly period within the two most recent fiscal years ended August 31, 2017 and any subsequent period:

	TSX	TSX	NYSE AMERICAN	NYSE AMERICAN
PERIOD	HIGH CDN $	LOW CDN $	HIGH USD $	LOW USD $
2018
First Quarter	0.89	0.40	0.72	0.32
2017
Fourth Quarter	1.66	0.64	1.23	0.51
Third Quarter	2.41	1.42	1.81	1.03
Second Quarter	3.19	1.89	2.45	1.40
First Quarter	3.97	1.89	3.08	1.40
2016
Fourth Quarter	4.95	3.51	3.98	2.73
Third Quarter	5.25	2.51	4.04	1.86
Second Quarter(1)	3.00	1.35	2.30	1.00
First Quarter	4.30	2.80	3.40	2.00

Notes:

(1)

Effective January 28, 2016 the Company’s common shares were consolidated on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the ten to one consolidation.

The following table sets forth the high and low market prices of the Company’s common shares for the five most recent fiscal years ended August 31, 2017:

YEARS ENDING	TSX	TSX	NYSE AMERICAN	NYSE AMERICAN
AUG. 31	HIGH CDN $	LOW CDN $	HIGH USD $	LOW USD $
2017	3.97	0.64	3.08	0.51
2016(1)	5.25	1.35	4.04	1.00
2015	1.19	0.32	1.08	0.24
2014	1.49	0.97	1.37	0.99
2013	1.51	0.75	1.52	0.77

Notes:

(1)

Effective January 28, 2016 the Company’s common shares were consolidated on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the ten to one consolidation.

The following table sets forth the high and low market prices for the most recent six months:

	TSX	TSX	NYSE AMERICAN	NYSE AMERICAN
MONTH	HIGH CDN $	LOW CDN $	HIGH USD $	LOW USD $
November 2017	0.57	0.40	0.44	0.32
October 2017	0.67	0.49	0.54	0.39
September 2017	0.89	0.43	0.72	0.35
August 2017	0.90	0.64	0.75	0.51
July 2017	1.15	0.90	0.86	0.71
June 2017	1.66	1.00	1.23	0.75

The closing price of our common shares on December 28, 2017 was C$0.375 on the TSX and $0.2999 on the NYSE American.

There have been no trading suspensions in the prior three years.

B.	Plan of Distribution

Not applicable.

C.	Markets

The common shares are listed on the TSX under the symbol “PTM” and on the NYSE American under the symbol “PLG”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Incorporation

The Company was formed by way of an amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation on February 18, 2002 under the BCBCA pursuant to an order of the Supreme Court of British Columbia. The Company’s British Columbia incorporation number is BC0642278.

Objects and Purposes

Neither our Notice of Articles or Articles contains a limitation on our objects and purposes.

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

Pursuant to the BCBCA, a director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as a director of our company.

Part 8 of our Articles deals with borrowing powers. Our company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge (whether by way of specific or floating charge), grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Our Articles do not specify a retirement age for directors.

Directors are not required to own any common shares of the Company.

Section 124 of the BCBCA provides that an individual is not qualified to become or act as a director of a company if that individual is:

(a)	under the age of 18 years;

(b)	found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs;

(c)	an undischarged bankrupt; or

(d)	convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless:

(i)	the court orders otherwise;

(ii)	5 years have elapsed since the last to occur of:

(A)	the expiration of the period set for suspension of the passing of sentence without a sentence having been passed;

(B)	the imposition of a fine;

(C)	the conclusion of the term of any imprisonment; and

(D)	the conclusion of the term of any probation imposed; or

(iii)

a pardon was granted or issued, or a record suspension ordered, under the Criminal Records Act (Canada) and the pardon or record suspension, as the case may be, has not been revoked or ceased to have effect.

A director who ceases to be qualified to act as a director of a company must promptly resign.

Section 120 of the BCBCA provides that every company must have at least one director, and a public company must have at least three directors.

Rights, Preference and Restrictions

All of the authorized shares of Common Stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of our company, whether voluntary or involuntary, or any other distribution of our assets among our stockholders for the purpose of winding up our affairs after we have paid out our liabilities. The issued shares of Common Stock are not subject to call or assessment rights or any pre-emptive or conversion rights. The stockholders are entitled to one vote for each share on all matters to be voted on by the stockholders. There are no provisions for redemption, purchase for cancellation, surrender or sinking funds, and there are no provisions discriminating against any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of common shares.

The rights of stockholders may be altered only with the approval of the holders of 2/3 or more of the Common Stock voted at a meeting of our stockholders called and held in accordance with our Articles and applicable law.

Shareholder Meetings

The BCBCA provides that: (i) meetings of shareholders must be held in British Columbia, unless otherwise provided in a company's Articles; (ii) directors must call an annual general of shareholders not later than 15 months after the last preceding annual general and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) or less than 21 days the date on which the meeting is to be held; (iv) a quorum of shareholders for a shareholder meeting may be set by the Articles and the Company’s Articles provide that the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting; (v) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Supreme Court of British Columbia may order a meeting to be called, held and conducted in a manner that the Court directs.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia or in our charter documents. See “Exchange Controls” below in this Annual Report for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

Change in Control

There are no provisions in our Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of our company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving our company or any of our subsidiaries.

Ownership Threshold

There are no provisions in our Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that stockholder ownership must be disclosed once a person beneficially owns or has control or direction over 10% or more of the issued Common Stock. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by our Articles governing changes in the capital where such conditions are more stringent than is required by the law of British Columbia.

Description of Capital Structure

The rights of our common shares are also affected by the Shareholder Rights Plan, as defined and described below. The Shareholder Rights Plan is governed by the Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc. dated January 9, 2012.

The Company’s authorized share structure consists of an unlimited number of common shares without par value, of which 148,469,377 common shares were issued and outstanding as at November 29, 2017. All of the issued common shares are fully paid. The Company does not own any of its common shares.

On July 10, 2012, the Company announced that its board of directors had approved the adoption of a shareholder rights plan dated July 9, 2012 (the “Shareholder Rights Plan”) subject to shareholder approval, which was received at the Company’s annual general meeting held on January 8, 2013 and which shareholder approval was renewed at the Company’s Annual General Meeting held on February 26, 2016. The Shareholders Rights Plan will continue in force up to the end of the Company’s third annual general meeting of shareholders following the shareholder approval obtained on February 26, 2016, subject to earlier expiry in the event of (i) the redemption of the shareholder rights; or (ii) the exchange of the shareholder rights for debt or equity securities or assets (or a combination thereof), all as more particularly set out in the Shareholder Rights Plan.

The Company’s management considers its current market valuation to be in contrast to the advancement of the Company and its business. As a result, the board of directors undertook a review to consider the need for a shareholder rights plan. The Shareholder Rights Plan is not intended to prevent or discourage a fair bid for the Company. The purpose of the Shareholder Rights Plan is to provide shareholders and the Company’s board of directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the board of directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders.

The rights issued under the Shareholder Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which when aggregated with its current holdings, total 20% or more of the Company’s outstanding common shares (determined in the manner set out in the Shareholder Rights Plan), other than by a Permitted Bid or Shareholder Endorsed Insider Bid (in each case as described in the Shareholder Rights Plan). Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days. A Shareholder Endorsed Insider Bid is a take-over bid made by a bidder who together with its affiliates or associates and joint actors has beneficial ownership of 10% or more of the voting securities of the Company, by way of take-over bid circular to all shareholders, and in respect of which, among other things, more than 50% of the common shares held by shareholders have been tendered to the take-over bid at the time of first take-up under the take-over bid and the date of such first take-up occurs not later than the 120th calendar day following the date on which the take-over bid is commenced. A Shareholder Endorsed Insider Bid is not required to be open for a minimum period of time beyond the 35 days required under applicable securities law.

In the event that a take-over bid does not meet the Permitted Bid or Shareholder Endorsed Insider Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

C.	Material Contracts

Neither the Company nor its subsidiaries has been a party within the two years immediately preceding the publication of this Annual Report to a contract that is material to the Company, except for (i) contracts entered into in the ordinary course of business, and (ii) contracts discussed elsewhere in this Annual Report.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of our Company to nonresident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends, profits, interest, royalties and other payments by our Company to non-resident holders of our Common Stock, except as discussed below under "Item 10.E. Taxation."

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one-third or more of the voting shares of the Company would give rise a rebutable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

Canadian Federal Income Tax Consequences

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a beneficial holder of Common Stock who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company, is not affiliated with the Company, holds such Common Stock as capital property, is neither resident nor deemed to be resident in Canada, does not use or hold, and will not be deemed to use or hold, Common Stock in a business carried on in Canada, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the “Canada-U.S. Tax Convention”), and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention (each, a “US Resident Holder”). In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. US Resident Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Common Stock will generally be considered to be capital property to a US Resident Holder unless the US Resident Holder holds or uses the Common Stock or is deemed to hold or use the Common Stock in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a US Resident Holder (a) that is a “financial institution” for purposes of the mark to market rules contained in the Tax Act; (b) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that is a corporation that does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Stock, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (e) that reports its “Canadian tax results” in a currency other than Canadian currency, all as defined in the Tax Act; (f) that is exempt from tax under the Tax Act; or (g) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Common Stock, as those terms are defined in the Tax Act. Such US Resident Holders should consult their own tax advisors with respect to their holding of Common Stock.

Special considerations, which are not discussed in this summary, may apply to a US Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such US Resident Holders should consult their own advisors.

This summary does not address the deductibility of interest by a US Resident Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Common Stock.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-U.S. Tax Convention, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the holding of Common Stock. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular US Resident Holder. US Resident Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Amounts Determined in Canadian Dollars

For purposes of the Tax Act, all amounts relating to the Common Stock must be expressed in Canadian dollars, including cost, adjusted cost base, proceeds of disposition, and dividends, and amounts denominated in U.S. dollars must be converted to Canadian dollars using single daily exchange rate published by the Bank of Canada on the particular date the particular amount arose, or such other rate of exchange as may be accepted by the CRA. US Resident Holders may therefore realize additional income or gain by virtue of changes in foreign exchange rates, and are advised to consult with their own tax advisors in this regard. Currency tax issues are not discussed further in this summary.

Taxation of Dividends

Subject to an applicable international tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a non-resident of Canada on the Common Stock will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a US Resident Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a US Resident Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain US Resident Holders that are qualifying religious, scientific, literary, educational, or charitable tax exempt organizations or qualifying trusts, companies, organizations, or arrangements operated exclusively to administer or provide pension, retirement, or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Common Stock

A US Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such US Resident Holder on a disposition of Common Stock, unless the Common Stock constitute “taxable Canadian property” (as defined in the Tax Act) of the US Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the US Resident Holder at the time of the disposition.

Generally, as long as the Common Stock is then listed on a designated stock exchange (which currently includes the TSX and the NYSE American), the Common Stock will not constitute taxable Canadian property of a US Resident Holder, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (a) the US Resident Holder, persons with which the US Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the US Resident Holder or persons which do not deal at arm’s length with the US Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Common Stock was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

In the case of a US Holder, the Common Stock of such US Holder will generally constitute “treaty-protected property” for purposes of the Tax Act unless the value of the Common Stock is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

Taxation of Capital Gains and Losses

If the Common Stock is taxable Canadian property of a US Resident Holder and is not treaty-protected property of that US Resident Holder at the time of its disposition, that US Resident Holder will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Stock exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Common Stock immediately before the disposition and any reasonable expenses incurred for the purpose of making the disposition.

Generally, one half of any capital gain (a “taxable capital gain”) realized by a US Resident Holder must be included in the US Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

US Resident Holders whose Common Stock are taxable Canadian property should consult their own advisors.

United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined herein) arising from and relating to the ownership and disposition of shares of Common Stock. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the ownership and disposition of shares of Common Stock. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of shares of Common Stock. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of shares of Common Stock.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of shares of Common Stock. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of shares of Common Stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of shares of Common Stock that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from or relating to the ownership and disposition of shares of Common Stock. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the ownership and disposition of shares of Common Stock.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own shares of Common Stock as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired shares of Common Stock in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares of Common Stock other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; or (i) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold shares of Common Stock in connection with carrying on a business in Canada; (d) persons whose shares of Common Stock constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of shares of Common Stock.

In particular, it is noted that the Company may be or may become a "controlled foreign corporation" for U.S. federal income tax purposes, and therefore, if a U.S. Holder is a U.S. shareholder owning 10% or more of the Company's voting stock directly, indirectly and/or under the applicable attribution rules, the U.S. federal income tax consequences to such U.S. Holder of owning shares of Common Stock may be significantly different than those described below in several respects. If a U.S. Holder owns 10% or more of the Company's voting stock directly, indirectly and/or under the applicable attribution rules, such holder should consult its own tax advisors regarding the U.S. federal income tax rules applicable to an investment in a controlled foreign corporation.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds shares of Common Stock, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the ownership and disposition of shares of Common Stock.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of shares of Common Stock. Based on current business plans and financial expectations, the Company believes that it may be a PFIC for its current tax year ending August 31, 2018 and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of shares of Common Stock. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of shares of Common Stock are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns shares of Common Stock, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of shares of Common Stock will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of shares of Common Stock and (b) any “excess distribution” received on the shares of Common Stock. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the shares of Common Stock, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of shares of Common Stock (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on shares of Common Stock or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective shares of Common Stock. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds shares of Common Stock, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such shares of Common Stock were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its shares of Common Stock begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its shares of Common Stock. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the shares of Common Stock to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of shares of Common Stock.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the shares of Common Stock in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the shares of Common Stock, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such shares of Common Stock were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its shares of Common Stock. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their shares of Common Stock. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the shares of Common Stock are marketable stock. The shares of Common Stock generally will be “marketable stock” if the shares of Common Stock are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its shares of Common Stock generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such shares of Common Stock. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the shares of Common Stock for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the shares of Common Stock.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the shares of Common Stock, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such shares of Common Stock. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the shares of Common Stock, over (b) the fair market value of such shares of Common Stock (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the shares of Common Stock to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of shares of Common Stock, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the shares of Common Stock cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the shares of Common Stock, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of shares of Common Stock that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which shares of Common Stock are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses shares of Common Stock as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such shares of Common Stock.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares of Common Stock.

Ownership and Disposition of Shares of Common Stock to the Extent that the Passive Foreign Investment Company Rules do not Apply

The following discussion is subject, in its entirety, to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Shares of Common Stock

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an share of Common Stock will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the shares of Common Stock and thereafter as gain from the sale or exchange of such shares of Common Stock. (See "Sale or Other Taxable Disposition of Shares of Common Stock" below). However, the Company does not intend to maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Company with respect to the shares of Common Stock will constitute ordinary dividend income. Dividends received on shares of Common Stock will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the shares of Common Stock are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. If the Company is a PFIC, a dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Shares of Common Stock

Upon the sale or other taxable disposition of shares of Common Stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such shares of Common Stock sold or otherwise disposed of. A U.S. Holder's tax basis in shares of Common Stock generally will be such U.S. Holder's U.S. dollar cost for such shares of Common Stock. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the shares of Common Stock have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income", which includes dividends on the shares of Common Stock, and net gains from the disposition of the shares of Common Stock. Special rules apply to PFICs. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the shares of Common Stock.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of shares of Common Stock, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the shares of Common Stock generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50 percent or more of the voting power or value of the foreign corporation's common shares. If a portion of any dividends paid with respect to the shares of Common Stock are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for Canadian withholding taxes imposed in respect of such dividend. In addition, the amount of a distribution with respect to the shares of Common Stock that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. With respect to gains recognized on the sale of stock of a foreign corporation by a U.S. Holder, such gains are generally treated as U.S. source for purposes of the foreign tax credit. These limitations are calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their shares of Common Stock are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, shares of Common Stock will generally be subject to information reporting and backup withholding tax at the rate of 28% if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s Financial Statements and Management’s Discussion and Analysis for the year ended August 31, 2017.

Copies of the above may be obtained, on the Company’s website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; on the SEC’s EDGAR website at www.sec.gov; or by calling the Company’s investor relations personnel at 604-899-5450.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Currency Risk

While the Company’s financial statements are presented in U.S. dollars, the Company’s functional currency is the Canadian dollar, the functional currency of the Company’s subsidiaries is the South African Rand, and a significant portion of the Company’s and its subsidiaries’ expenses are incurred in Canadian dollars and South African Rand. Therefore, the Company is subject to currency risk with respect to changes in exchange rates among the U.S. dollar, Canadian dollar and South African Rand. The Company has not entered into any agreements or purchased any instruments to hedge its currency risks. A hypothetical 10% strengthening/weakening in the U.S. dollar versus the Canadian dollar and Rand would have given rise to a decrease/increase in net loss for the year ended August 31, 2017 of approximately $59 million. For further information, see note 16 to the Company’s financial statements.

(b) Interest Rate Risk

Our primary exposure to interest rate risk is through our borrowings under the Sprott Facility and LMM Facility, which bear interest at floating rates plus a specified margin. At August 31, 2017, based on this exposure, a 1% change in the average interest rate (representing approximately a 10% hypothetical change in our interest rates) would give rise to an increase/decrease of approximately $4 million on interest expense for the year ended August 31, 2017.

(c) Commodity Risk

As a natural resource company, we are exposed to commodity price risks relating to the prices of any metals we produce, as well as certain commodities required to operate our properties. During the year ended August 31, 2017, our primary commodity risk related to the price of 4E metals produced from the Maseve Mine, which has since been placed on care and maintenance and is expected to be sold in the Maseve Sale Transaction. A hypothetical 10% change in the realized price of 4E metals would have had approximately a $1.68 million effect on our cash flows for the year ended August 31, 2017.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Certain restrictions on the payment of dividends are described under Item 8.A.

ITEM 15.	CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as at August 31, 2017 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as at August 31, 2017.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2017. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting was effective as at August 31, 2017.

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the year ended August 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Under the Jumpstart Our Business & Startups Act (“JOBS Act”) emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in this MD&A or in its audited annual

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that there are two financial experts on our Audit Committee: Iain McLean, director and Eric Carlson, director. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995. Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia. Each of Mr. McLean and Mr. Carlson is independent within the meaning of NYSE American listing standards.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code and accountability for adherence to the Code. The Company amended the Code in November 2016 to clarify certain rights regarding communications with regulatory authorities, consistent with evolving and accepted standards of corporate governance. A copy of the Code is posted on the Company’s website, at www.platinumgroupmetals.net.

The Company has not granted any waiver, including any implicit waiver, from a provision of the Code during the Company’s most recently completed fiscal year ending August 31, 2017.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s current independent auditor, PricewaterhouseCoopers LLP, during the fiscal years ended August 31, 2017 and 2016 are set forth below in $:

	Year ended	Year ended
	31-Aug-17	31-Aug-16
Audit Fees	$263,242.00	$219,516.00
Audit–Related Fees(1)	$55,041.00	$52,032.00
Tax Fees(2)	$-	$4,525.00
All Other Fees(3)	$97,121.00	$55,388.00
Total	$415,404.00	$331,461.00

Notes:

(1)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading “Audit Fees”.

(2)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, including restructuring advice.
(3)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Pre-Approval Policies

The Audit Committee’s pre-approval policies are described under Item 6.C. Board Practices.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any affiliated purchaser during the period covered by this Annual Report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE American. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE American is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its articles. The Company’s articles provide that a quorum for the transaction of business at any shareholders' meetings is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted thereat. However, if there is only one shareholder entitled to vote at a meeting of shareholders, the quorum is one person who is, or who represents by proxy, that shareholder. If within one-half hour from the time set for the holding of a shareholders’ meeting, a quorum is not present, a meeting convened by requisition of the shareholders shall be dissolved. In any other case a meeting shall stand adjourned to the same day in the next week at the same time and place; and, if a quorum is not present within one-half hour from the time appointed for the adjourned meeting, the persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at such meeting shall constitute a quorum.

Proxy Delivery Requirement: NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. The Company is a foreign private issuer as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of such Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements: NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under British Columbia law or under the policies of the Toronto Stock Exchange unless the transaction: materially affects control of the listed issuer; provides consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm’s length; or the transaction is a private placement for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction where the price per security is less than the market price (as such term is defined under Toronto Stock Exchange policies) but within the discounts allowable under Toronto Stock Exchange policies. The Company will seek a waiver from NYSE American’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under British Columbia law or under the policies of the Toronto Stock Exchange.

The foregoing is consistent with the laws, customs and practices in Canada.

ITEM 16H.	MINE SAFETY DISCLOSURE

The Company was not the operator, and did not have a subsidiary that was an operator, of a coal or other mine, as defined in Section 3 of the Federal Mine Safety and Health Act of 1977, in the United States during the year ended August 31, 2017.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable

ITEM 18.	FINANCIAL STATEMENTS

Following are the Company’s Consolidated Financial Statements for the year ended August 31, 2017.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Consolidated Financial Statements
(all amounts in thousands of United States Dollars unless otherwise noted)
For the year ended August 31, 2017

Filed: November 29, 2017

November 29, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders of Platinum Group Metals Ltd.

We have audited the accompanying consolidated financial statements of Platinum Group Metals Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at August 31, 2017 and August 31, 2016 and the related consolidated statement of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended August 31, 2017. Management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Platinum Group Metals Ltd. and its subsidiaries as of August 31, 2017 and August 31, 2016 and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and significant amounts of debt payable without any current source of operating income. The Company also has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.]

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Financial Position
(in thousands of United States Dollars)

	August 31,	August 31,
	2017	2016
ASSETS

Current
Cash and cash equivalents	$3,414	$16,450
Amounts receivable (Note 4)	2,058	6,087
Prepaid expenses	645	367
Asset held for sale (Note 6)	69,889	-
Total current assets	76,006	22,904

Performance bonds	79	4,912
Exploration and evaluation assets (Note 7)	22,900	22,346
Property, plant and equipment (Note 5)	1,543	469,696
Total assets	$100,528	$519,858

LIABILITIES

Current
Accounts payable and other liabilities	$16,443	$16,920
Loan payable (Note 8)	46,305	26,667
Total current liabilities	62,748	43,587

Loans payable (Note 8)	43,821	54,586
Convertible notes (Note 9)	17,225	-
Asset retirement obligation	-	2,237
Total liabilities	123,794	100,410

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	800,894	714,190
Contributed surplus (Note 10)	25,870	24,003
Accumulated other comprehensive loss	(170,505)	(232,179)
Deficit	(667,617)	(125,245)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	(11,358)	380,769

Non-controlling interest (Note 11)	(11,908)	38,679
Total shareholders’ equity	(23,266)	419,448
Total liabilities and shareholders’ equity	$100,528	$519,858

Going Concern (Note 1)
Contingencies and Commitments (Note 13)
Subsequent Events (Note 20)

Approved by the Board of Directors and authorized for issue on November 29, 2017

“Iain McLean”	“Eric Carlson”
Iain McLean, Director	Eric Carlson, Director

The accompanying notes are an integral part of the consolidated financial statements.	FS.2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Loss (Income) and Comprehensive Loss (Income)
(in thousands of United States Dollars except share and per share data)

	Year Ended	Year Ended	Year Ended
	August 31,	August 31,	August 31,
	2017	2016	2015

Expenses
General and administrative (Note 16)	$5,749	$5,421	$6,888
Interest (Note 9)	367	-	-
Foreign exchange gain	(4,563)	(1,664)	(8,876)
Stock compensation expense (Note 10)	1,144	150	1,155
Impairment Charge (Note 6)	589,162	41,371	-
Termination and finance fees	-	-	1,653
Write-down of deferred financing fees	-	-	3,515
Write-down of exploration and evaluation assets	-	-	2,331
	591,859	45,278	6,666

Other income
Gain of fair value of financial instruments (Note 9)	(2,081)	-	-
Net finance income	(1,062)	(1,133)	(3,781)
Loss for the year before income taxes	588,716	44,145	2,885

Deferred income tax expense (recovery) (Note 19)	1,655	(7,494)	1,087
Loss for the year	$590,371	$36,651	$3,972

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(59,086)	50,030	100,401

Comprehensive loss (income) for the year	$531,285	$86,681	$104,373

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	542,415	20,675	3,139
Non-controlling interests	47,956	15,976	833
	$590,371	$36,651	$3,972

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	480,741	66,984	93,875
Non-controlling interests	50,544	19,697	10,496
	$531,285	$86,681	$104,371

Basic and diluted loss per common share	$4.30	$0.26	$0.05

Weighted average number of common shares outstanding:
Basic and diluted	126,019,077	80,438,434	69,583,645

See accompanying notes to the consolidated financial statements	FS.3

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Changes in Equity
(in thousands of United States Shares ) Dollars, except # of Common

	# of Common	Share Capital	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Shares		Surplus	Other		Shareholders of	Controlling
				Comprehensive		the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2014	55,131,283	$573,800	$21,506	$(93,055)	$(109,791)	$392,460	$75,157	$467,617
Share based compensation	-	-	2,140	-	-	2,140	-	2,140
Share issuance – financing	21,480,000	113,844	-	-	-	113,844	-	113,844
Share issuance costs	-	(7,384)	-	-	-	(7,384)	-	(7,384)
Shares issued for loan facilities	283,019	1,502	-		-	1,502	-	1,502
Transactions with non-controlling interest	-	-	-	(2,079)	8,360	6,281	(6,281)	-
Foreign currency translation adjustment	-	-	-	(90,738)	-	(90,738)	(9,663)	(100,401)
Net loss for the year	-	-	-	-	(3,139)	(3,139)	(833)	(3,972)
Balance, August 31, 2015	76,894,302	$681,762	$23,646	$(185,872)	$(104,570)	$414,966	$58,380	$473,346
Share based compensation	-	-	357	-	-	357	-	357
Share issuance – financing	11,000,000	33,000	-	-	-	33,000	-	33,000
Share issuance costs	-	(2,959)	-	-	-	(2,959)	-	(2,959)
Shares issued for loan facilities (Note 8)	960,476	2,384	-	-	-	2,384	-	2,384
Shares issued upon the exercise of options	2,250	3	-	-	-	3	-	3
Foreign currency translation adjustment	-	-	-	(46,307)	-	(46,307)	(3,725)	(50,030)
Net loss for the year	-	-	-	-	(20,675)	(20,675)	(15,976)	(36,651)
Balance, August 31, 2016	88,857,028	$714,190	$24,003	$(232,179)	$(125,245)	$380,769	$38,679	$419,448
Stock based compensation	-	-	1,867	-	-	1,867	-	1,867
Share issuance – financing	57,313,750	88,774	-	-	-	88,774	-	88,774
Share issuance costs	-	(7,210)	-	-	-	(7,210)	-	(7,210)
Shares issued on conversion of convertible note	13,190	12				12		12
Shares issued for loan facilities (Note 8)	2,285,409	5,128	-	-	-	5,128	-	5,128
Transactions with non-controlling interest	-	-	-	-	43	43	(43)	-
Foreign currency translation adjustment	-	-	-	61,674	-	61,674	(2,588)	59,086
Net loss for the year	-	-	-	-	(542,415)	(542,415)	(47,956)	(590,371)
Balance August 31, 2017	148,469,377	$800,894	$25,870	$(170,505)	$(667,617)	$(11,358)	$(11,908)	$(23,266)

See accompanying notes to the consolidated financial statements	FS.4

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

	For the year ended
	August 31, 2017	August 31, 2016	August 31, 2015

OPERATING ACTIVITIES
Loss for the year	$(590,371)	$(36,651)	$(3,972)

Add items not affecting cash:
Depreciation	535	446	518
Accretion of convertible notes (Note 9)	367	-	-
Unrealized foreign exchange gain	(324)	(46)	(2,673)
Stock compensation expense (Note 10)	1,144	150	1,178
Gain on fair value of financial instruments (Note 9)	(2,081)	-
Deferred income tax expense (recovery) (Note 19)	1,656	(7,494)	895
Impairment charge (Note 6)	589,162	41,371	-
Write-down of deferred finance fees	-	-	3,868
Write-down exploration expenses	-	-	2,380
Net change in non-cash working capital (Note 14)	3,375	(574)	(1,977)
	3,463	(2,798)	217

FINANCING ACTIVITIES
Share issuance	$88,774	$33,000	$113,844
Share issuance costs	(7,210)	(2,958)	(7,384)
Share issuance – stock options	-	3	-
Cash proceeds convertible note	20,000	-	-
Costs associated with convertible notes	(249)	-	-
Interest paid on debt (Note 8)	(3,938)	(3,049)	(1,161)
Interest capitalized on debt proceeds	67	927	-
Cash proceeds from debt (Note 8)	5,000	80,000	-
Debt principal repayment	(5,000)	-	-
Costs associated with the debt (Note 8)	(224)	(1,240)	-
	97,220	106,683	105,299

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	$(134,488)	$(133,350)	$(143,793)
Proceeds from the sale of concentrate	16,609	6,645	-
Exploration expenditures, net of recoveries	-	-	(8,120)
Net payment of South African VAT	(842)	4,443	3,008
Performance bonds	(600)	(974)	(591)
	(119,321)	(123,236)	(149,496)

Net decrease in cash and cash equivalents	(18,638)	(19,351)	(43,979)
Effect of foreign exchange on cash and cash equivalents	5,602	(3,281)	(16,404)
Cash and cash equivalents, beginning of year	16,450	39,082	99,465

Cash and cash equivalents, end of year	$3,414	$16,450	$39,082

FS.5

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American in the United States (formerly the NYSE MKT LLC). The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa. The Company is currently in the process of disposing of the Maseve Mine to RBPlat. See Subsequent Events (Note 20) for further details. The Maseve Mine is owned through the operating company Maseve, in which the Company held an 82.9% working interest as of August 31, 2017 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide, a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1% . A formal mining right was granted for the Maseve Mine on April 4, 2012 by the Government of South Africa (the “Mining Right”).

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV property and Waterberg Extension property, both located on the Northern Limb of the Bushveld Complex in South Africa, were combined into the Waterberg Project. See details at Note 7 below. The Company published a pre-feasibility study for the combined Waterberg Project in October 2016. Subsequent to year-end Implats entered into a definitive agreement to purchase 15% of the Waterberg Project, the Company selling an 8.6% interest and JOGMEC selling a 6.4% interest, with a further purchase and development option to increase its interest up to 50.01% of the Waterberg Project. Please see Subsequent Events (Note 20) for further details.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s main subsidiaries (collectively with the Company, the “Group”) are as follows:

			Proportion of ownership interest
		Place of	and voting power held
		incorporation	August 31,	August 31,
Name of subsidiary	Principal activity	and operation	2017	2016

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd[1]	Mining	South Africa	82.9%	82.9%
Mnombo Wethu Consultants (Pty) Limited.[2]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.[3]	Exploration	South Africa	45.65%	-

1See Note 5 “Ownership of Maseve Mine”.
2The Company controls Mnombo for accounting purposes.
3At August 31, 2017 the Company owned the 1 common share issued and outstanding in Waterberg JV Co. Subsequent to year end, on September 21, 2017, the Company transferred all of the prospecting rights comprising the Waterberg Project into Waterberg JV Co. and issued shares to all Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., JOGMEC holding a 28.35% interest and Mnombo, as the Company’s BEE partner, holding 26%.

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as the come due for the foreseeable future. As at August 31, 2017 the Company reported a net loss of $590 million for the year ended August 31, 2017 with the majority of that loss attributed to an impairment of the Maseve Mine. At August 31, 2017, including the current portion of loan balances due and assets held for sale, the Company has a working capital balance of $13 million. At August 31, 2017, the Company was indebted for a principal amount of $80 million plus accrued interest of $9.1 million pursuant to the Amended and Restated Sprott Facility and the LMM Facility (both as defined below). During the year ended August 31, 2017 the Company completed a gross amount of $89 million in equity offerings and closed a convertible note financing for a gross amount of $20 million. The Company currently has limited financial resources but subsequent to year-end announced the sale of the Maseve Mine for gross proceeds of $74 million (see subsequent events Note 20 for further details). In addition, Implats completed the strategic acquisition of an 8.6% interest in the Waterberg Project from the Company for $17.2 million, which amount was paid to the Company on November 6, 2017. As a result of these two transactions after year end a debt repayment schedule with Sprott and LMM (both as defined below) has been crystalized, (see subsequent events Note 20 for further details). The Company has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and, hence the ultimate appropriateness of the use of accounting principals applicable to a going concern.

FS.6

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

These consolidated financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with the Handbook of the Canadian Institute of Charted Accountants, in accordance with IFRS, as issued by International Accounting Standards Board (“IASB”), applicable to the preparation of consolidated financial statements and in accordance with accounting policies based on IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The Company has consistently applied the accounting policies used in the preparation of its IFRS financial statements throughout all periods presented, as if these policies had always been in effect.

Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a.	Consolidation

The consolidated financial statements include those of the Company, its subsidiaries, associates, joint ventures and structured entities that it controls, using uniform accounting policies. Control exists when the Company has (i) power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power to affect its returns.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity.

Subsidiaries are all entities (including structured entities) over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

FS.7

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

The Waterberg Project is fully consolidated with third party contributions treated as recoveries.

b.	Translation of foreign currencies

Functional currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Ltd.	Canadian Dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Maseve Investments 11 (Pty) Ltd.	South African Rand
Mnombo Wethu Consultants (Pty) Limited	South African Rand
Waterberg JV Resources (Pty) Ltd	South African Rand

Presentation Currency

On September 1, 2015, the Company changed its presentation currency from the Canadian Dollar (“C$” or “CAD”) to the United States Dollar (“$” or “USD”). The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. In making this change to the United States Dollar presentation currency, the Company followed the guidance in IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ and has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency.

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD
Year-end rate:	R13.0190 (2016 R14.6958)
Year average rate:	R13.4711 (2016 R14.6911)

CAD/USD
Year-end rate:	C$1.2536 (2016 C$1.3116)
Year average rate:	C$1.3212 (2016 C$1.3261)

Transactions and balances

Foreign currency transactions are translated into the relevant entity’s functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

FS.8

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;
•	Income and expenses are translated at average exchange rates for the period; and
•	All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

c.	Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

d.	Exploration and evaluation assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:

-	acquiring the rights to explore;
-	researching and analyzing historical exploration data;
-	gathering exploration data through topographical, geochemical and geophysical studies;
-	exploratory drilling, trenching and sampling;
-	determining and examining the volume and grade of the resource;
-	surveying transportation and infrastructure requirements; and
-	compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditures on identifiable properties are capitalized. Exploration and evaluation assets are shown separately until technical feasibility and commercial viability is achieved at which point the relevant asset is transferred to development assets under property, plant and equipment. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property.

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset’s carrying amount may exceed its recoverable amount. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

e.	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

FS.9

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Costs incurred for new construction, mine development, and major overhauls of existing equipment are capitalized as property, plant and equipment and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

Once a mining project has been established as technically feasible and commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of “development assets” together with any related amount transferred from “exploration and evaluation assets”. Capitalization of costs incurred and revenue received during commissioning ceases when the property is capable of operating at levels intended by management.

The present value of the decommissioning cost, which is the dismantling and removal of the asset included in the environmental rehabilitation obligation, is included in the cost of the related preproduction assets. These assets are depreciated over their useful lives.

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All repairs and maintenance are expensed to profit or loss during the financial period in which they are incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal, retirement or scrapping of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis over the following periods:

Buildings	20 years
Mining equipment	2 – 22 years
Vehicles	3 – 5 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	5 years

f.	Asset Held for Sale

Assets that are immediately available for sale and for which a sale is highly probable are classified as assets held for sale. When several assets are held for sale in a single transaction, they are accounted for as a disposal group, which also includes any liabilities directly associated with those assets. The net assets or disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. Depreciation ceases when assets are classified as held for sale. At each balance sheet date, the value of the assets and liabilities held for sale is reviewed to determine whether any provision adjustments should be recorded due to a change in their fair value less costs to sell.

g.	Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors including market capitalization are also monitored to assess for indications of impairment.

FS.10

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and its value in use. If the asset’s carrying amount exceeds its recoverable amount, then an impairment loss is recognized.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The Company’s CGUs are based on geographic location. The Company’s two CGU’s at present are the Maseve Mine and the Waterberg Project.

Long-lived assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

h.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

i.	Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs. The provision is discounted using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is recognized and is depreciated over the future life of the asset to which it relates. The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

j.	Convertible Notes

At inception the debt component of the convertible notes is deemed to be the residual value of the net proceeds after the fair value of the embedded derivatives are separated. The debt component is then measured at amortized cost using the effective interest method. The embedded derivatives are revalued at each reporting period with the change in fair value being recorded in profit or loss in each reporting period.

FS.11

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

k.	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.

l.	Stock-based compensation

The fair values for stock-based awards have been estimated using the Black-Scholes model and recorded as compensation cost over the period of vesting. The compensation cost related to stock options granted is expensed or capitalized to mineral properties, as applicable. Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

l.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Current tax expense is based on taxable profit for the year. Taxable profit differs from 'profit before tax' as reported in the consolidated statement of loss and other comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

m.	Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss in incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

FS.12

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

n.	Financial instruments

IFRS establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value into three levels:

•	Level 1 – Quoted prices in active markets for the same instrument.
•	Level 2 – Valuation techniques for which significant inputs are based on observable market data.
•	Level 3 – Valuation techniques for which any significant input is not based on observable market data.

(i) Financial assets and liabilities

Loans and receivables – Loans and receivables comprise cash and cash equivalents, amounts receivable and performance bonds. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Financial liabilities are classified as either financial liabilities or at fair value through profit or loss.

Financial liabilities - Other financial liabilities are initially measured at fair value, net of transaction costs and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The Company has classified accounts payable, accrued liabilities and the debt portion of the convertible notes as other financial liabilities.

Fair value through profit or loss - The Company has classified the convertible note derivative as fair value through profit or loss and adjusts the fair value each quarter.

(ii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

o.	Future accounting changes

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i) IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after January 1, 2018 (fiscal 2018 for the Company given its August 31 year end) and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is still in the process of assessing the impact, if any, on the financial statements of this new standard.

FS.13

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

(ii) IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement. Debt instruments will be measured with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. The new standard also addresses financial liabilities which largely carries forward existing requirements in IAS 39, with the exception of fair value changes to credit risk for liabilities designated at fair value through profit and loss which are generally to be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The new standard is effective for annual periods beginning on or after January 1, 2018 (fiscal 2019 for the Company given its August 31 year end), with an early adoption permitted. The Company is still in the process of assessing the impact, if any, on the financial statements of the new standard.

(iii) IFRS 16, Leases

The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019 (fiscal 2020 for the Company given its August 31 year end). The Company is in the process of evaluating the impact the standard is expected to have on our consolidated financial statements.

3.	Significant accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

•	Review of asset carrying values and impairment assessment (Note 6)
•	Fair value of embedded derivatives
•	Determination of ore reserves and mineral resource estimates
•	Deferred tax assets and liabilities and resource taxes
•	Classification of the Production Payment (defined below)
•	Valuation of the Production Payment

Each of these judgments and estimates is considered in their respective notes or in more detail below.

Carrying values and impairment assessments

Management is required to make judgements concerning the identification of potential impairment indicators in relation to the carrying value of its assets. Potential indicators include the pricing of platinum, palladium, rhodium and gold prices (the four elements being produced together as a basket “4E Ounce”), foreign exchange rates, capital expenditures, operating costs, increased costs of capital, market capitalization, required ownership by historically disadvantaged South Africans and other factors that may indicate impairment. When indicators are present, management estimates the net recoverable amount of the cash generating unit based on estimates of future discounted cashflows or estimated fair value of the cash generating unit less costs to sell.

FS.14

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the partial differential equation method. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

Classification of Production Payment

Significant judgement is required in determining the appropriate accounting for the Production Payment. Based on the specific facts and circumstances, judgement is required to assess whether the arrangement is a commodity agreement, a financial liability or a sale of a mineral interest. Management previously determined that based on covenants that connect the Production Payment to the Liberty Loan management has not transferred the risk of ownership of the ounces to LMM and the Production Payment was treated as part of the loan. A termination payment accrual has been estimated, upon the decision to sell the Maseve Mine.

Valuation of the Production Payment

Management has assessed the fair value of the Production Payment on day one and the subsequent carrying value as the net present value of future Production Payments over the life of the Maseve Mine. The Company continues to evaluate on an ongoing basis whether there are material changes to the inputs in the valuation and adjust the future estimated cash flows as part of the Production Payment accordingly. Under the applicable agreements, an accrual for a termination payment is estimated in the event that production will not occur or a transfer in ownership of the mine occurs.

FS.15

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

4.	AMOUNTS RECEIVABLE

	August 31, 2017	August 31, 2016
Receivable from concentrate sales	$1,570	$2,854
South African value added tax	2,619	1,776
Due (to) from JOGMEC[1]	(2,443)	15
Tax receivable	98	981
Other receivables	170	412
Due from related parties (Note 12)	44	49
	$2,058	$6,087

1From advances paid to the Company by JOGMEC in advance of work to be completed at the Waterberg Project, an amount of $2.4 million remained to be incurred at August 31, 2017.

FS.16

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted )

5.	PROPERTY, PLANT AND EQUIPMENT

	Development
	Assets	Land	Buildings	Office Equipment	Mining Equipment	Total
COST
Balance, August 31, 2015	$368,660	$9,527	$10,652	$2,135	$39,605	$430,579
Additions	131,893[1]	-	943	418	9,701	142,955
Impairment Charge	(41,371)	-	-	-	-	(41,371)
Foreign exchange movement	(36,524)	(980)	(1,095)	(142)	(4,072)	(42,813)
Balance, August 31, 2016	$422,658	$8,547	$10,500	$2,411	$45,234	$489,350
Additions	130,868[2]	-	2,655	529	2,046	136,098
Impairment and transfer to Asset Held for Sale	(604,974)	(9,648)	(14,506)	(898)	(52,157)	(682,183)[3]
Foreign exchange movement	51,446	1,101	1,351	247	5,825	59,970
Balance, August 31, 2017	$-	$-	$-	$2,289	$948	$3,237

ACCUMULATED DEPRECIATION
Balance, August 31, 2015	$-	$-	$789	$1,065	$11,548	$13,402
Additions	-	-	879	397	6,299	7,575
Foreign exchange movement	-	-	(81)	(55)	(1,187)	(1,323)
Balance, August 31, 2016	-	-	1,587	1,407	16,660	19,654
Additions	-	-	962	516	7,750	9,228
Transfer to Asset Held for Sale	-	-	(2,753)	(599)	(26,319)	(29,671)[3]
Foreign exchange movement	-	-	204	134	2,145	2,483
Balance, August 31, 2017	$-	$-	$-	$1,458	$236	$1,694

Net book value, August 31, 2016	$422,658	$8,547	$8,913	$1,004	$28,574	$469,696

Net book value, August 31, 2017	$-	$-	$-	$831	$712	$1,543

1Includes pre-production revenue credited of $9.3 million and $8.7 million of interest expense capitalized.
2Includes pre-production revenue credited of $15.2 million (see below) and $13.4 million of interest expense (see Note 8)
3Total transfer to Assets Held for Sale of $646,038. Asset Impairment of $280,357 recognized in interim periods is now included in Assets Held for Sale (Note 6)

FS.17

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Maseve Mine

The Maseve Mine is located in the Western Bushveld region of South Africa. Costs for the Maseve Mine had been capitalized and classified as development assets in Property, Plant and Equipment until August 31, 2017. On September 6, 2017 the Company announced it had entered into a term sheet with RBPlat to sell the Maseve Mine (see Note 20 subsequent events for further details) so as of August 31, 2017, all capitalized costs were reclassified as an Asset Held for Sale (see Note 6 for further details) and the Asset Held for Sale was written down to $69.9 million, being the estimated net proceeds from the sale of the Maseve Mine.

i.	Ownership of the Maseve Mine

The Maseve Mine, known formerly as Project 1 of the WBJV, is named after the operating company, Maseve, that holds the legal right to the mine.

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide.

The Company has consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at ($15,910) at August 31, 2017 ($34,124 – August 31, 2016), is accounted for as a non-controlling interest.

On October 18, 2013, Africa Wide elected not to fund its $21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide elected not to fund its $21.52 million share of a second cash call. As a result of the missed cash calls, Africa Wide’s interest in Maseve was diluted to a 17.1% holding.

All funding provided by the Company's South African subsidiary, PTM RSA, to Maseve for development and construction of the Maseve Mine since the March 3, 2014 second cash call has been provided by way of an intercompany loan.

6.	ASSET HELD FOR SALE

At August 31, 2017 the Company had an active plan in place to sell the Maseve Mine and on September 6, 2017 the Company announced it had entered a term sheet with RBPlat to sell the Maseve Mine. Total consideration of $74 million is being pledged for selected Maseve Mine assets then Maseve itself in a two stage transaction. Please see Note 20 ‘Subsequent events’ for further details.

Under IFRS, when an asset group is held for sale, the net assets must be classified separately from other assets and measured at the lower of carrying value and fair value less costs to sell. In Maseve’s case, the fair value less costs directly attributable to the sale are lower than the carrying value and the fair value less costs to sell are calculated on a consolidated basis as follows:

Purchase Price	$74,000
Less: fees directly attributable to sale	(4,111)
Maseve asset held for sale	$69,889

FS.18

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

The carrying value of the Maseve net assets held for sale is calculated as follows:

Net assets attributable to Maseve (Note 5)	$652,512
Reclamation bonds	6,994
Project #3 (previously classified as exploration and evaluation)	2,382
Asset Retirement Obligation	(2,837)
Asset Impairment[1]	(589,162)
Maseve asset held for sale	$69,889

1Including impairment of $280,357 that was recognized during interim reporting periods during the year before the asset was considered held for sale.

7.	EXPLORATION AND EVALUATION ASSETS

Since mid-2015 the Company’s only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex. The Company continues to hold other immaterial mineral or prospecting rights in South Africa and Canada. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2014	$28,154
Additions	10,245
Recoveries	(6,123)
Write-downs	(2,331)
Foreign Exchange Movement	(5,316)
Balance, August 31, 2015	$24,629
Additions	7,630
Recoveries	(7,321)
Foreign exchange movement	(2,592)
Balance, August 31, 2016	$22,346
Additions	5,701
Disposal of Project #3 (Note 6)	(2,383)
Recoveries	(5,635)
Foreign exchange movement	2,870

Balance, August 31, 2017	$22,900

FS.19

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

		August 31, 2017	August 31, 2016	August 31, 2015
Project 3 – see Note 6		$-	$2,111	$2,353

Waterberg[1]	Acquisition costs	42	36	40
	Exploration and evaluation costs	51,564	40,683	36,956
	Recoveries	(28,797)	(20,518)	(14,725)
		22,809	20,201	22,271
Other	Acquisition costs	26	23	25
	Exploration and evaluation costs	832	691	720
	Recoveries	(767)	(680)	(740)
		91	34	5

Total		$22,900	22,346	$24,629

1Previously presented as Waterberg JV and Waterberg Extension

Waterberg

The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property, an area of adjacent, granted and applied-for prospecting rights with a combined area of approximately 864 km2, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

On August 8, 2017 PTM RSA transferred legal title of all Waterberg Project prospecting rights into a dedicated joint venture corporation named Waterberg JV Co. upon receiving Section 11 approval of the 2nd Amendment (defined below). On September 21, 2017 Waterberg JV Co. issued shares to all Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., JOGMEC holding a 28.35% interest and Mnombo, as the Company’s BEE partner, holding 26%.

Subsequent to year-end the Company announced that Implats had entered into definitive agreements to acquire a 15% interest in Waterberg JV Co. for $30 million from the Company and JOGMEC, with an option to increase its stake to 50.1% ownership in Waterberg JV Co. through additional purchases and earn-in arrangements totaling $166 million. See subsequent events (Note 20) for further details.

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into the JOGMEC Agreement. Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo’s 26% share of costs on the Waterberg JV property until the completion of a feasibility study. The Company consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $4.6 million at August 31, 2017 ($4.6 million – August 31, 2016), is accounted for as a non-controlling interest.

FS.20

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co. On August 4, 2017, the Company received Section 11 transfer approval from the South African DMR and title to all of the Waterberg prospecting rights held by the Company were transferred into Waterberg JV Co. At year end, the Company holds the rights to 45.65% of Waterberg JV Co., JOGMEC 28.35% and Mnombo 26%. Through its 49.9% share of Mnombo, the Company held an effective 58.62% of Waterberg JV Co. at year end.

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. An amount of $8 million was funded by JOGMEC to March 31, 2016, which has been followed by two $6 million tranches to be spent in each of the following two 12 month periods ending March 31, 2018. At year end the full $20 million has been advanced by JOGMEC with $2.4 million left to spend on Waterberg. Any amount in excess of $6 million to be spent in year three is to be funded by the JV partners pro-rata to their holdings.

Since the JOGMEC earn-in period ended in May 2012, up to March 2015 (when the 2nd Amendment became effective) $39.9 million was spent on the combined Waterberg JV and Waterberg Extension properties. JOGMEC contributed $11.4 million while the Company contributed the remaining $28.5 million which included Mnombo’s share of expenditures on the Waterberg Extension ($1.95 million) which are still owed to the Company.

Post March 2015, $17.6 million has been spent through to August 31, 2017 on the Waterberg Project all of which has been funded by JOGMEC per the 2nd Amendment agreement outlined above. During the year, $5.6 million was spent on the Waterberg Project.

8.	LOANS PAYABLE

On February 16, 2015, the Company announced it had entered a credit agreement with the Sprott Lenders, led by Sprott, for the Sprott Facility of $40 million. The Sprott Facility was drawn on November 20, 2015.

On November 20, 2015, the Company also drew down the $40 million LMM Facility pursuant to the LMM Credit Agreement entered into on November 2, 2015 with a significant shareholder, LMM, a subsidiary of Liberty Mutual Insurance. Pursuant to the LMM Credit Agreement the Company also entered into the PPA with LMM.

On September 19, 2016, the Company announced that Sprott and LMM had agreed to amend certain terms to their existing loan facilities with the Company. Sprott agreed to defer 12 planned monthly repayments of the original $40 million Sprott Facility from commencing on January 31, 2017 to commencing on January 31, 2018. LMM agreed to defer 9 planned quarterly repayments of the original $40 million LMM Facility plus capitalized interest from commencing December 31, 2018 until June 30, 2019. LMM agreed to defer the quarterly payment of interest due to LMM from commencing December 31, 2016 until December 31, 2017. As consideration for the amendments, the Company issued 801,314 common shares to Sprott and 801,314 common shares to LMM. The consideration was based on the value of five percent of the initial principal balance of the LMM Facility and the Sprott Facility, in each case, such amount being $2.0 million. The shares were priced at the five-day volume weighted average price on the TSX of $3.66 per share, less a ten percent discount, converted to US dollars using the Bank of Canada noon spot rate.

On October 12, 2016, the Company announced that Sprott had provided the Second Advance to the Company. As consideration for the Second Advance, the Company issued 113,963 common shares of the Company at a price of $3.2428 per share, less a ten percent discount. Interest was payable on the Second Advance at a rate of LIBOR plus 8.5%, the same rate as for the original Sprott Facility. Other terms, conditions and covenants related to the Amended and Restated Sprott Facility were substantially the same as for the original Sprott Facility. On November 2, 2016 and April 26, 2017 Sprott elected for early repayments of $2.5 million of the Second Advance from the proceeds of equity offerings completed on November 1, 2016 and April 26, 2017.

FS.21

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

On January 13, 2017 and April 13, 2017 the Company announced that Sprott and LMM had agreed to amend certain terms of their existing loan facilities with the Company. Sprott and LMM both agreed to reset agreed monthly production requirements. As consideration for the amendments, the Company issued a total of 275,202 common shares to Sprott and 293,616 common shares to LMM. The consideration was based on the value of one percent of the outstanding principal balance of the LMM Facility and the Amended and Restated Sprott Facility.

On June 13, 2017, the Company announced that Sprott and LMM had agreed to further amend certain terms of their existing loan facilities with the Company. Sprott and LMM both agreed to amend existing loan facilities to the Company and provide waivers, in each case, until October 31, 2017, with regard to minimum cash and working capital requirements, achievement of productions targets, certain events of default and the requirement to pay the lenders 50% of the proceeds of equity and debt financings. Sprott and LMM are each to be paid a fee of $200 and $400 respectively in consideration of the above amendments, both at the same time upon the maturity or repayment of the Sprott Facility.

In total the Company borrowed $85.0 million by way of the Amended and Restated Sprott Facility and the LMM Facility, which are reconciled to the August 31, 2017 balance sheet as follows:

Gross Sprott Facility drawn down including Second Advance	$45,000
Second Advance repayment	(5,000)
Drawdown Standby and Amendment fees	(7,243)
Interest paid on loan balance	(6,987)
Interest and finance cost at effective interest rate	11,965
Carrying value – Sprott Facility	$37,735

LMM Facility drawn down	$40,000
Drawdown, Amendment, Legal and Other Fees	(4,344)
Interest and finance cost at effective interest rate	12,602
Adjustment to amortized cost of LMM Production Payment Payable	(2,146)
Additional Production Payment accrual	5,874
LMM Production Payment Payable	405
Carrying value – LMM Facility	$52,391

LMM Production Payment termination accrual	$15,000[1]
LMM Production Payment Payable	405
LMM Loan Facility	36,986
Total LMM Facility	$52,391

Carrying value – Loans Payable	$90,126

Current portion of loan payable	$46,305
Non-current portion loans payable	43,821
Carrying value – Loans Payable	$90,126

FS.22

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

1 This accrual is based on the expected termination fee

At August 31, 2017, the principal payable in the next twelve months on the Amended and Restated Sprott Facility of $26,667 has been classified as a current liability.

Both loans are carried at amortized cost with the Amended and Restated Sprott Facility having an effective interest rate of 20% and the LMM Facility having an effective interest rate of 27%. The LMM Facility has a higher effective interest rate due to the existence of the related Production Payment liability and its subordination to the Amended and Restated Sprott Facility. Since drawdown net interest expense of $17.5 million from both loans has been capitalized to development assets in the Maseve Mine. Adjustments and accretion to the Production Payment liability have also been capitalized to the development assets in the Maseve Mine.

Sprott Facility

Upon drawdown of the Amended and Restated Sprott Facility, all deferred fees of $4.0 million ($1.8 million in cash) were netted against gross proceeds and will be recognized over the term of the agreement on an effective interest rate basis. Total interest of $11,925 was recognized since inception ($6,861 in the current year) with $6,986 in cash interest paid since inception ($3,938 in the current year). At August 31, 2017 $352 in interest is due to Sprott.

The Amended and Restated Sprott Facility is in the first lien position on (i) the shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) the shares of Waterberg JV Co held by PTM RSA and (iii) all current and future assets of the Company. Interest on the Amended and Restated Sprott Facility is compounded and payable monthly at a stated interest rate of LIBOR plus 8.50% .

LMM Facility

Loan

Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of $800 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 348,584 common shares of the Company.

The stated interest rate on the LMM Facility is LIBOR plus 9.5% .. At year end, interest payments on the LMM Facility have been accrued and added to the loan balance until December 31, 2017 and then will paid to LMM quarterly thereafter. Also, the first 20% of principal is to be repaid on June 30, 2019 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on September 30, 2019 and for each of the next 7 quarters of the LMM Facility.

Production Payment

Under the PPA, the Company agreed to pay to LMM a Production Payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the “Production Payment”). The terms of the PPA were amended during the period. See details above in this Note.

The initial fair value of the Production Payment liability was valued at $11.3 million using Level 3 valuation assumptions and bifurcated from the LMM Facility’s loan payable and were to be amortized over the expected life of mine as production payments are made. The carrying value of the production payment is currently $9.1 million with difference from the original carrying value having been recognized as interest expense and as adjustments to the fair value of the loan payable. The key valuation assumptions for the Production Payment valuation are production profile, discount rate and timing of cash flows. All accretion to the Production Payment facility was treated as interest cost and capitalized to the project. Given the Company’s sale of the Maseve Mine subsequent to year-end (see Note 20 Subsequent Events) the production payment liability has been reclassified to the loan balance as of August 31, 2017. The Company has accrued an additional $5.9 million to increase the production payment liability to $15 million as a termination fee accrual. Please see Note 20 (Subsequent Events) for further details.

FS.23

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

LMM holds the second lien position on (i) the shares of PTM (RSA) held by the Company and (ii) all current and future assets of the Company. The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Amended and Restated Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA. The Company will be required to comply with certain covenants once first production commences (see above for details of the amended covenants).

9.	CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes (“Convertible Notes”) due 2022. The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company (“Common Shares”) or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

The Convertible Notes will be convertible at any time at the option of the holder, and may be settled, at the Company’s election, in cash, Common Shares, or a combination of cash and Common Shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Convertible Notes will be 1,001.1112 Common Shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s common shares of $0.8686 per share on June 27, 2017.

The Convertible Notes have been deemed to contain multiple embedded derivatives (the “Convertible Note Derivatives”) relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below). At inception, the gross proceeds of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On July 25, 2017 a holder of the Convertible Notes converted $10 of the principal resulting the Company choosing to issue 13,190 common shares to settle the principal and accrued interest.

The components of the Convertible Notes are as follows:

FS.24

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Face value convertible notes	$20,000
Transaction costs	(1,049)
Embedded Derivative fair value at inception	(5,381)
Value attributed to debt portion of convertible notes	$13,570
Accretion and interest	365
Redemption	(10)
Convertible Note balance August 31, 2017	$13,925
Embedded Derivatives balance August 31, 2017 (see below)	$3,300
Total	$17,225

Embedded Derivatives

The Convertible Note Derivatives was valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss. The fair value of the Convertible Note Derivatives was measured at $3,300 at August 31, 2017 resulting in a $2,081 gain recognized in the statement of loss and comprehensive loss.

The fair value of the Convertible Note Derivatives were calculated using partial differential equation methods. The assumptions used in the valuation model used at June 30, and August 31, 2017 include:

Valuation Date	August 31, 2017	June 30, 2017
Share Price	$0.52	$0.67
Volatility	56.17%	56.15%
Risk free rate	1.68%	1.89%
Credit spread	13.59%	13.28%
All-in rate	15.27%	15.17%
Implied discount on share price	20%	20%

The Convertible Note derivative is classified as a level 2 financial instrument in the fair value hierarchy.

10.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

At August 31, 2017, the Company had 148,469,377 shares outstanding.

On September 19, 2016, both Sprott and LMM were each issued 801,314 shares with a fair value of $2.0 million each based on the five-day volume weighted average price on the TSX of C$3.66 per share (less a ten percent discount), converted to US dollars as consideration for the September 30, 2016 amendment to the outstanding working capital facilities.

On October 12, 2016 upon drawdown of an additional $5 million from the Amended and Restated Sprott Facility, Sprott was issued 113,963 shares with a value of $250 as a drawdown fee.

FS.25

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

On November 1, 2016, the Company announced the closing of an offering of 22,230,000 common shares at a price of $1.80 per share resulting in gross proceeds of $40.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $36.9 million.

On January 13, 2017 Sprott was issued 275,202 shares and Liberty was issued 293,616 shares with a value of $878,440 based on the ten-day volume weighted average price on the TSX of C$2.253 per share (less a ten percent discount), as consideration for the January 13, 2017 amendment to the outstanding working capital facilities.

On January 31, 2017, the Company announced the closing of an offering of 19,693,750 common shares at a price of $1.46 per share resulting in gross proceeds of $28.8 million. Net proceeds to the Company after fees, commissions and costs were approximately $26.3 million.

On April 18, 2017, the Company announced the closing of an offering of 15,390,000 common shares at a price of $1.30 per share resulting in gross proceeds of $20.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $18.3 million.

On July 25, 2017 the Company issued 13,190 shares upon the conversion of $10 of the Convertible Notes. See Note 9 for further details.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Certain stock options of the Company are subject to vesting provisions, while others vest immediately. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company’s outstanding stock options:

			Average Exercise
	Number of Shares		Price
Options outstanding at August 31, 2015	2,832,450	C$	12.10
Granted	1,014,675		2.00
Exercised	(2,250)		2.00
Cancelled	(867,600)		16.67
Options outstanding at August 31, 2016	2,977,275		7.31
Granted	2,305,000		2.00
Cancelled	(900,000)		6.46
Options outstanding at August 31, 2017	4,382,275	C$	4.65

Number Outstanding
at August 31, 2017	Number Exercisable at			Average Remaining
	August 31, 2017		Exercise Price	Contractual Life (Years)
2,789,575	2,302,288	C$	2.00	4.03
751,000	751,000		6.50	2.46
292,200	292,200		9.60	0.02

FS.26

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Number Outstanding
at August 31, 2017	Number Exercisable at		Average Remaining
	August 31, 2017	Exercise Price	Contractual Life (Years)
10,000	10,000	10.50	0.75
536,000	536,000	13.00	1.40
3,500	3,500	14.00	0.55
4,382,275	3,894,988		3.05

During the year ended August 31, 2017 the Company granted 2,305,000 stock options (1,014,675 – August 31, 2016). The stock options granted in the current year vested immediately. The Company recorded $1,867 ($723 capitalized to property plant and equipment and mineral properties and $1,144 expensed). In the year ended August 31, 2016 the Company recorded $356 ($150 expensed and $206 capitalized to property, plant and equipment and mineral properties).

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following assumptions were used in valuing stock options granted during the periods ending August 31, 2017 and August 31, 2016:

Year ended	August 31, 2017	August 31, 2016
Risk-free interest rate	1.10%	0.65%
Expected life of options	4.0 years	3.9 years
Annualized volatility	68%	64%
Forfeiture rate	0.00%	2.1% per year
Dividend rate	0.00%	0.00%

11.	NON-CONTROLLING INTEREST

The table below shows details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

Company	Proportion of ownership and voting rights held by non- controlling interests		Loss allocated to non-controlling interests		Accumulated non-controlling interests
	2017	2016	2017	2016	2017	2016
Maseve Investments 11 (Pty) Ltd	17.1%	17.1%	$47,956	$15,976	$(16,463)	$34,124
Mnombo Wethu Consultants (Pty) Limited	50.1%	50.1%	-	-	4,555	4,555
				Total	$(11,908)	$38,679

FS.27

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

12.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the year ended August 31, 2017, $235 ($235 – August 31, 2016) was paid to independent directors for directors’ fees and services.

(b)

During the year ended August 31, 2017, the Company accrued or received payments of $55 ($62 – August 31, 2016) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. Amounts receivable at the end of the year include an amount of $28 ($21 – August 31, 2016) due from West Kirkland.

LMM was considered a related party in prior years. (Refer to note 8 for details of LMM transactions). At August 31, 2017 LMM is no longer considered to be a related party due to a decreased ownership percentage in the Company.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

Key Management Compensation

The remuneration of directors, the CFO, CEO, COO and other key management personnel during the years ended August 31, 2017 and 2016 is as follows:

Year ended	August 31, 2017	August 31, 2016	August 31, 2015
Salaries	$1,093	$1,510	$2,060
Share-based payments	396	133	1,119
Total	$1,489	$1,643	$3,179

13.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,915 to August 31, 2020.

Maseve is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration of the upgrade to 40MVA Maseve is to pay connection fees and guarantees totaling R147 million ($11.3 million at August 31, 2017) of which R100 million ($7.7 million at August 31, 2017), has been paid, leaving R47 million ($3.6 million at August 31, 2017) of the commitment outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s delivery schedule is also subject to possible change and as of the time of writing the upgrade to 40MVA had not occurred.

From year end the Company’s aggregate commitments are as follows:

FS.28

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Year	Year	Year
Lease obligations	$564	$1,159	-	$-	$1,723
Eskom – power	3,626	-	-	-	3,626
Mining Development	6,853	-	-	-	6,853
Mining Indirect and Other	2,494	-	-	-	2,494
Sprott Facility[1]	30,002	13,821	-	-	43,823
LMM Facility[1]	19,233	29,735	21,515	-	70,483
Totals	$62,772	$44,715	$21,515	$-	$129,002

1The Sprott and Liberty facilities are expected to be settled within one year. See Note 20 (Subsequent Events) for further details.

14.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Year ended	August 31, 2017	August 31, 2016
Amounts receivable, prepaid expenses and other assets	$4,445	$2,124
Accounts payable and accrued liabilities	(1,070)	(1,550)
	$3,375	$574

15.	SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions – Canada, South Africa-Maseve, South Africa-Waterberg, South Africa-Other. The Company’s other South African divisions that do not meet the quantitative thresholds of IFRS 8 Operating segments, are included in the segmental analysis under South Africa-Other. The Chief Operating Decision Makers (“CODM”) reviews information from the below segments separately so the below segments are separated. This represents a change from prior years and comparative information have been represented to reflect the way the CODM currently reviews information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

			Total Comprehensive
For the year ended August 31, 2017	Assets	Liabilities	Loss/(Income)

Canada	$4,087	$109,379	$7,689
South Africa – Maseve	71,816	11,853	536,019
South Africa – Waterberg	22,705	-	-
South Africa – Other	5,888	2,562	(12,423)

	$104,496	$123,794	$531,285

FS.29

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

			Total Comprehensive
For the year ended August 31, 2016	Assets	Liabilities	Loss/(Income)

Canada	$10,666	$81,878	$(2,541)
South Africa – Maseve	486,003	17,875	80,872
South Africa – Waterberg	20,201	-	-
South Africa – Other	2,988	657	8,350

	$519,858	$100,410	$86,681

16.	GENERAL AND ADMINISTRATIVE EXPENSES

GENERAL AND ADMINISTRATIVE EXPENSES
	Year Ending	Year Ending
	August 31, 2017	August 31,
		2016
Salaries and benefits	$1,750	$1,781
Professional/consulting fees	1,585	1,238
Depreciation	508	441
Travel	307	399
Regulatory Fees	242	325
Rent	247	244
Accretion	159	165
Insurance	273	163
Write-down of receivable from related party	-	141
Other	678	524
Total	$5,749	$5,421

FS.30

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

17.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions. The Company does not currently declare or pay out dividends.

As at August 31, 2017, the Company is subject to externally imposed capital requirements under the Sprott Facility and the LMM Facility. Please see Note 8 for further details.

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)	Credit risk

Credit risk arises from the risk that the financial asset counterparty, may default or not meet its obligations timeously. The Company minimizes credit risk by monitoring the reliability of counterparties to settle assets. The maximum exposure to the credit risk is represented by the carrying amount of all the financial assets. There is no material concentration of credit risk in cash and cash equivalents, trade and other receivables and loans.

(i)	Amounts receivable

Total credit risk is limited to the carrying amount of amounts receivable.

(ii)	Cash and cash equivalents and restricted cash

In order to manage credit and liquidity risk the Company invests only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less.

(iii)	Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the DMR as beneficiary in accordance with the MPRDA and the Company’s environmental management programme.

FS.31

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

(b)	Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions.

The Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient cash to make debt repayments and working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain additional required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity. Also refer to Note 1 for discussion of going concern risk.

(c)	Currency risk

The Company’s functional currency is the Canadian dollar, while the consolidated presentation currency is the United States Dollar. The functional currency of all South African subsidiaries is the Rand. The Company’s operations are in both Canada and South Africa; therefore, the Company's results are impacted by fluctuations in the value of foreign currencies in relation to the Canadian and United States dollar. The Company also held material USD denominated cash balances. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, loans payable, convertible notes, accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Year ended	August 31, 2017	August 31, 2016

Cash (Rand)	$1,402	$6,334
Cash (USD)	1,964	9,941
Accounts payable (Rand)	13,294	16,297
Loan Payable (USD)	90,126	81,253
Convertible Note (USD)	17,225	-
Accounts receivable (Rand)	1,479	2,995

The Company's comprehensive loss is affected by changes in the exchange rate between its operating currencies and the United States dollar. At August 31, 2017, based on this exposure a 10% strengthening/weakening in the United States dollar versus Rand foreign exchange rate and Canadian dollar would give rise to a decrease/increase in net loss for the year presented of approximately $59 million.

FS.32

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

(d)	Interest rate risk

The Company’s interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2017, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the net loss for the year of approximately $4.

At August 31, 2017, the carrying amounts of cash and cash equivalents, amounts receivable, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

19.	INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

	2017	2016	2015

Loss before income taxes	$588,716	$44,145	$2,885

Income tax recovery at statutory rates	(153,066)	(11,478)	(749)
Difference of foreign tax rates	(11,774)	(766)	(44)
Non-deductible expenses and non-taxable portion of capital gains	158,059	44	(472)
Changes in unrecognized deferred tax assets and other	8,436	4,706	4,421
Income tax expense (recovery)	1,655	(7,494)	3,156

Income tax expense (recovery) consists of:
Current income taxes	$-	$-	$192
Deferred income taxes	1,655	(7,494)	895
	$1,655	$(7,494)	$1,087

The gross movement on the net deferred income tax account is as follows:

	2017	2016	2015
Deferred tax liability at the beginning of the year	$-	$(6,317)	$(10,654)
Tax recovery relating to the loss (income) from	(1,655)	7,494	895
continuing operations
Tax (expense) recovery relating to components of other	1,655	(1,177)	3,442
comprehensive income
Deferred tax liability at the end of the year	$-	$-	$(6,317)

The significant components of the Company’s net deferred income tax liabilities are as follows:

	2017	2016	2015
Mineral properties	$(4,635)	$(19,692)	(17,729)
Loss carry forwards	4,635	19,692	17,729
	$-	$-	$-

FS.33

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits are attributed to the following:

	2017	2016	2015
Tax Losses:
Operating loss carry forwards – Canada	$85,898	$60,950	$58,335
Operating loss carry forwards – South Africa	204,500	77,069	-
Net capital loss carry forwards	-	1,559	1,484
	$290,398	$139,578	$59,819

Temporary Differences:
Mineral properties	$305,515	$7,628	$7,647
Financing Costs	16,481	13,930	11,955
Property, plant and equipment	692	594	531
Other	368	329	471
	$323,056	$22,481	$20,604

Investment Tax Credits:	$331	$317	$285

The Company’s Canadian operating loss carry-forwards expire between 2026 and 2037. The Company’s South African operating loss carry-forwards do not expire. The Company’s Canadian unused investment tax credit carry-forwards expire between 2029 and 2035. The Company’s Canadian net capital loss carry-forwards do not expire. On January 1, 2018 the British Columbia provincial income tax rate will increase from 11% to 12%. The combined federal/BC tax rate will increase from 26% to 27%. This change will not have a significant impact on the income taxes as represented above.

20.	SUBSEQUENT EVENTS

(a)

On September 6, 2017 the Company announced that it had entered into a term sheet (the "Term Sheet") to sell Maseve to RBPlat in a transaction with a gross value of approximately $74 million, payable as to $62 million in cash and $12.0 million in RBPlat common shares. Definitive legal agreements for this sale were executed on November 23, 2017. The Maseve sale transaction is to occur in two stages:

•

RBPlat is to pay Maseve $58.0 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water (the "Plant Sale Transaction"). Maseve will retain ownership of the mining rights, power and water rights as well as certain surface rights and improvements. The payment to be received by Maseve will be remitted to PTM RSA, in partial settlement of loans due to PTM RSA. This first payment due from RBPlat is conditional upon the satisfaction or waiver of certain conditions precedent, including but not limited to the approval, or confirmed obligation, of the holder of the remaining 17.1% equity interest in Maseve, Africa Wide Mineral Prospecting and Exploration Proprietary Limited, the approval of the Company’s lenders, and the approval of the South African Competition Commission ("Competition Approval").

•

RBPlat is to pay PTM RSA $7 million in common shares of RBPlat plus approximately $4 million in cash to acquire PTM RSA's remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further $5 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve. The second stage of the transaction is conditional upon implementation of the Plant Sale Transaction and, among other conditions, obtaining consent of the Company’s secured lenders and all requisite regulatory approvals including but not limited to the DMR granting consent to the transfer of the Maseve mining right to RBPlat in terms of section 11 of the MPRDA.

FS.34

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

(b)	On November 6, 2017 the Company closed a transaction, originally announced on October 16, 2017, whereby Implats:

•

Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company will commit $5.0 million towards its pro rata share of remaining DFS costs. Implats will also contribute an estimated $1.5 million for its 15.0% pro rata share of DFS costs. Following the Initial Purchase, the Company will hold a direct 37.05% equity interest, JOGMEC a 21.95% equity interest and Black Economic Empowerment partner Mnombo will maintain a 26.0% equity interest. The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

•

Acquired an option (the “Purchase and Development Option”) whereby upon completion of the DFS, Implats will have a right, within 90 days of the DFS completion, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million, and commit to an expenditure of $130.0 million in development work.

Following an election to go to a 50.01% project interest as described above, Implats will have another 90 days to confirm the salient terms of a development and mining financing for the Waterberg Project, including a signed financing term sheet, subject only to final credit approval and documentation. After exercising the Purchase and Development Option, Implats will control Waterberg JV Co.

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option, the Company would retain a 31.96% direct and indirect interest in Waterberg JV Co. and following completion of Implats’ earn-in spending all of the project partners would be required to participate pro-rata. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and the Company will retain a 50.02% direct and indirect interest in the project.

•

Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

In consideration for Sprott’s and LMM’s consent to the Implats Transaction, the Company has done or has agreed to do, among other things, the following:

•	Delivered an amendment to the Sprott Facility and an amended and restated LMM Facility agreement which, among other things,: (a) amend the term of the Sprott Facility to mature the earlier of January 31, 2018 and ten days after the closing of the Plant Sale Transaction and amend the LMM Facility to mature the later of September 30, 2018 and four months after the closing of the Plant Sale Transaction, provided that if the Plant Sale Transaction does not close by December 31, 2018, the maturity date of the LMM Facility shall be December 31, 2018; (b) requires that 50% of net proceeds raised by the Company in an equity financing of over $500,000 be used for repayment of outstanding loan facilities (first to Sprott and second to LMM); and (c) adds additional events of default for failing to be listed on the TSX, breaches under material agreements, a decrease in its equity ownership in Waterberg JV Co beyond the decrease to occur as a result of the Implats Transaction and failing to close the Maseve sale transaction prior to December 31, 2018.

FS.35

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

•

Under the amendment to the LMM Facility, raise $20.0 million in subordinated debt and/or equity within 30 days of the first lien facility due to Sprott being repaid and raise a further $10 million in subordinated debt and/or equity before June 30, 2018. Proceeds in each instance are to repay and discharge amounts due firstly to Sprott and secondly to LMM.

•

Delivered a termination agreement terminating the production payment agreement between LMM and the Company pursuant to which a termination fee for the Maseve Mine production payment obligation due to LMM must be settled by payment of $15 million before March 31, 2018 or by payment of $25 million between March 31, 2018 and the New LMM Maturity Date.

FS.36

ITEM 19.	EXHIBITS

See “EXHIBIT INDEX”, below.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PLATINUM GROUP METALS LTD.
(Registrant)

Date: December 29, 2017	By:	/s/ Frank R. Hallam
Frank R. Hallam
Chief Financial Officer

Exhibit
Number	Description

1.1	Articles of Incorporation, as amended and consolidated on February 27, 2014
2.1	Shareholder Rights Plan Agreement (previously filed by the Company as Exhibit 2.1 to the Form 8-A filed on July 11, 2012)
4.1	Incentive Stock Option Plan, as amended
4.2	Share Compensation Plan (previously filed by the Company as Schedule “B” to Exhibit 99.1 to the Form 6-K filed on January 17, 2017)
4.3	Sprott Amended and Restated Credit Agreement dated October 11, 2016 (previously filed by the Company as Exhibit 99.1 to the Form 6-K filed on November 30, 2017)
4.4	Sprott First Amended and Restated Credit Agreement Modification Agreement dated January 13, 2017 (previously filed by the Company as Exhibit 99.2 to the Form 6-K filed on November 30, 2017)
4.5	Sprott Second Amended and Restated Credit Agreement Modification Agreement dated April 13, 2017 (previously filed by the Company as Exhibit 99.3 to the Form 6-K filed on November 30, 2017)
4.6	Sprott Third Amended and Restated Credit Agreement Modification Agreement dated June 13, 2017 (previously filed by the Company as Exhibit 99.4 to the Form 6-K filed on November 30, 2017)
4.7	Sprott Fourth Amended and Restated Credit Agreement Modification Agreement dated September 25, 2017 (previously filed by the Company as Exhibit 99.5 to the Form 6-K filed on November 30, 2017)
4.8	LMM Amended and Restated Credit Agreement dated October 30, 2017 (previously filed by the Company as Exhibit 99.6 to the Form 6-K filed on November 30, 2017)
4.9	LMM Production Payment Agreement Termination Agreement dated October 30, 2017
4.10	Convertible Notes Indenture dated June 30, 2017 (previously filed by the Company as Exhibit 99.1 to the Form 6-K filed on July 5, 2017)
4.11	Impala Share Purchase Agreement dated October 16, 2017
4.12	Maseve Sale of Business Agreement dated November 23, 2017 (previously filed by the Company as Exhibit 99.1 to the Form 6-K filed on December 1, 2017)
4.13	Maseve Scheme Implementation Agreement dated November 23, 2017 (previously filed by the Company as Exhibit 99.2 to the Form 6-K filed on December 1, 2017)
8.1	List of Subsidiaries (included under Item 4.C. of this Form 20-F)
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
15.1	Waterberg Technical Report (previously filed by the Company as Exhibit 99.3 to the Form 6-K filed on October 20, 2016)
15.2	Consent of PricewaterhouseCoopers LLP
15.3	Consent of Gordon I. Cunningham
15.4	Consent of Robert L. Goosen
15.5	Consent of R. Michael Jones
15.6	Consent of Charles J. Muller