Form 20-F
period 2018-08-31
PLATINUM GROUP METALS LTD
filed 2018-11-30
CIK 1095052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to______________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________

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

ii

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 291,034,110 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [   ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]     No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X]      No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]	Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accoun ng standards† provided pursuant to Sec on 13(a) of the Exchange Act. [   ]

The term “new or revised financial accoun ng standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

iii

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board þ

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [   ]      Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [   ]     No [X]

ITEM 18.	FINANCIAL STATEMENTS	158

ITEM 19.	EXHIBITS	159

SIGNATURES		160

EXHIBIT INDEX		161

INTRODUCTION

The information contained in this annual report on Form 20-F for the year ended August 31, 2018 (the “Annual Report”) of Platinum Group Metals Inc. (the “Company” or “Platinum Group”) is current as of November 29, 2018, except where a different date is specified.

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

Currency and Foreign Exchange Rates

All monetary amounts set forth in this Annual Report are expressed in United States Dollars (“USD”), except where otherwise indicated. The Company’s accounts are based on a Canadian Dollar (“CDN” or “C$” or “CAD”) and are reported in a USD presentation currency. The Company’s South African subsidiaries use the South African Rand (“Rand” or “R” or “ZAR”) as a functional currency.

The following table sets forth the rate of exchange for the USD expressed in CAD in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the posted Bank of Canada exchange rates.

Canadian Dollars as expressed in U.S. Dollars	Year Ended August 31,
	2018	2017	2016
Rate at end of period	$1.3055	$1.2536	$1.3116
Average rate for period	$1.2776	$1.3212	$1.3261
High for period	$1.3310	$1.4559	$1.3743
Low for period	$1.2128	$1.2536	$1.2447

The daily average exchange rate on November 29, 2018 as reported by the Bank of Canada for the conversion of USD into CDN was $1.00 equals C$1.3275.

The following table sets forth the rate of exchange for the USD expressed in Rand in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the posted rates by The Federal Reserve of New York.

South African Rand as expressed in U.S. Dollars	Year Ended August 31,
	2018	2017	2016
Rate at end of period	R14.6883	R13.0190	R14.6958
Average rate for period	R12.9572	R13.4711	R14.6911
High for period	R14.7841	R16.8406	R14.6720
Low for period	R11.5584	R13.0228	R12.4525

The daily average exchange rate on November 23, 2018 as reported by the Federal Reserve of New York for the conversion of USD into Rand was $1.00 equals R13.85.

Share Consolidation

On January 28, 2016, the Company’s common shares (“Common Shares” or “Common Stock”) were consolidated on the basis of one new share for ten old shares (1:10) (the “2016 Share Consolidation”). All information in this Annual Report regarding the issued and outstanding Common Shares, options and weighted average number and per share information has been retrospectively restated to reflect the 2016 Share Consolidation.

On November 20, 2018, the Company announced its intention to further consolidate the Company’s Common Shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018 (the “Effective Time”). The Company’s consolidated Common Shares are expected to begin trading on the Toronto Stock Exchange and NYSE American when the markets open on December 17, 2018. The purpose of the consolidation is to increase the Company’s common share price to be in compliance with the NYSE American’s low selling price requirement.

Each ten (10) Common Shares issued and outstanding at the Effective Time will automatically be reclassified, without any action of the holder thereof, into one common share. The share consolidation will affect all of the Company’s Common Shares outstanding at the Effective Time. No fractional shares will be issued as a result of the share consolidation. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of shares, in accordance with the Business Corporations Act (British Columbia).

The conversion rate of the Company’s convertible senior subordinated notes, the exercise prices of the Company’s outstanding options and warrants, and the number of Common Shares for which such securities are exercisable will be appropriately adjusted to give effect to the 2018 Share Consolidation, in accordance with the terms of their governing instruments.

As at the date of filing of this Annual Report, the 2018 Share Consolidation has not become effective. Unless otherwise indicated, all information included in this Annual Report, including, without limitation, all share and per share amounts, trading and per share prices, note conversion rates and option and warrant exercise prices, is presented prior to giving effect to the 2018 Share Consolidation.

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

Forward-Looking Statements

This Annual Report and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this Annual Report include, without limitation, statements with respect to:

•	the timely realization of proceeds from the Share Transaction (as defined below) component of the Maseve Sale Transaction (as defined below);

•	the 2018 Share Consolidation;

•	the repayment, and compliance with the terms of, indebtedness;

•	any potential exercise by Impala Platinum Holdings Ltd. (“Implats”) of the Purchase and Development Option (as defined below);

•	the completion of the DFS (defined below) and the approval of a mining right for, and other developments related to, the Waterberg Project (defined below);

•	the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

•	cash flow estimates and assumptions;

•	future events or future performance;

•

governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

•	developments in South African politics and laws relating to the mining industry;

•	anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates; and

•	potential changes in the ownership structures of the Company’s projects.

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

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•	regulatory approval requirements relating to the 2018 Share Consolidation;

•	risks relating to the Company’s inability to receive or realize the proceeds of, or possible litigation arising from state two of the sale of Maseve Investments 11 Proprietary Limited (“Maseve”);

•	the Company’s additional financing requirements;

•	the Company’s history of losses;

•

the inability of the Company to generate sufficient additional cash flow to make payment on its indebtedness under the LMM Facility (defined below) and the Company’s convertible notes, and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

•

the Company’s secured loan facility (the “LMM Facility”) with Liberty Metals & Mining Holdings, LLC (“LMM”) is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited, the Company’s wholly owned subsidiary located in South Africa (“PTM RSA”), and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited (“Waterberg JV Co.”) to LMM under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the “Waterberg Project,” the group of exploration projects that came from a regional target initiative by the Company targeting a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa, in the event of a default under the LMM Facility or any new secured indebtedness;

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

•	the Company’s ability to regain compliance with NYSE American continued listing requirements;

•	fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

•	volatility in metals prices;

•	the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

•

any disputes or disagreements with the Company’s other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd., a South African Broad-Based Black Economic Empowerment company (“Mnombo”) or the former 17.1% shareholder of Maseve, Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”);

•	completion of a Definitive Feasibility Study (“DFS”) for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements;

•	the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

•	the inability of Waterberg JV Co. to obtain the mining right for the Waterberg Project for which it has applied;

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•	contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

•	conflicts of interest among the Company’s officers and directors;

•	any designation of the Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•	litigation or other legal or administrative proceedings brought against the Company;

•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

•	the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”);

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

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

•	extreme competition in the mineral exploration industry;

•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

•	any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2020 (the “MRPDA”);

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

•	the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations and to otherwise comply with the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 (“Mining Charter 2018”);

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire Common Shares of the Company;

•	the risk that the Company’s Common Shares may be delisted;

•	volatility in the price of the Common Shares;

•	possible dilution to holders of Common Shares upon the exercise or conversion of outstanding stock options, warrants or convertible notes, as applicable; and

•	other risks disclosed under the heading “Risk Factors” in this Annual Report.

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

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with Canada’s National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under the current SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have not normally been permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. See “Reserve and Mineral Resource Disclosure”. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, SEC Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7. The Company has not disclosed or determined any mineral reserves under the current SEC Industry Guide 7 standards in respect of any of its properties.

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

GLOSSARY OF TECHNICAL TERMS

“3E” means platinum, palladium and gold.

“4E” or “PGE” means platinum, palladium, rhodium and gold.

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

“cm” is an abbreviation for centimeters.

“Cu” refers to copper.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves) which are not in either the development or production stage.

“fault” is a fracture or break in a rock across which there has been displacement.

“gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

“grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zu, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

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

“Pd” refers to palladium.

“PGM” refers to platinum group metals in accordance with the periodic table of elements, including platinum, palladium, rhodium and gold.

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

The Company’s selected financial data as at August 31, 2018 and 2017 and for the fiscal years ended August 31, 2018, 2017 and 2016 are derived from its consolidated financial statements which have been audited by PricewaterhouseCoopers LLP as indicated in their independent auditors’ report which is included elsewhere in this Annual Report. The selected financial data as at August 31, 2016 and 2015 and September 1, 2014 and for the fiscal year ended August 31, 2015 are derived from audited consolidated financial statements which are not included in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and notes thereto as well as the information appearing under Item 5 – Operating and Financial Review and Prospects.

Summary of Financial Data

The Company’s financial statements and the table set forth below have been prepared in accordance with IFRS, as issued by the IASB. All figures presented are in USD. On September 1, 2015, the first day of the 2016 fiscal year, the Company changed its presentation currency from CDN to USD. As a result, historical financial information from and after September 1, 2014 was restated in USD. The Company has omitted the presentation of selected financial data for periods prior to September 1, 2014 because such financial data cannot be restated in USD without unreasonable effort or expense.

SELECTED FINANCIAL DATA (in thousands of USD, except share and per share data)
	Year Ended 31-Aug-18	Year Ended 31-Aug-17	Year Ended 31-Aug-16	Year Ended 31-Aug-15
Other Income	2,056	3,143	1,133	3,781
Net Loss	41,024	590,371	36,651	3,972
Loss Per Share	0.20	4.30	0.26	0.05
Dividends per Share	-	-	-	-
	31-Aug-18	31-Aug-17	31-Aug-16	31-Aug-15	1-Sep-14
Working Capital	7,744	13,258	(20,683)	33,114	86,579
Total Assets	41,849	100,528	519,858	498,342	506,055
Long Term Liabilities	57,807	61,046	56,823	8,626	12,159
Mineral Properties	29,406	22,900	22,346	24,629	28,154
Property Plant and Equipment	1,057	1,543	469,696	417,177	356,483
Shareholder’s Equity	(19,530)	(23,226)	419,448	473,346	467,617
Capital Stock	818,454	800,894	714,190	681,762	573,800
Number of Shares	291,034,110	148,469,377	88,857,028	76,894,302	55,131,283

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Company’s ability to make scheduled payments on its indebtedness will depend on its ability to successfully realize on the proceeds from the Maseve Sale Transaction and raise additional funding by way of debt or equity offerings. It will also depend on the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, including if the Company is unable to realize on the proceeds of Step 2 of the Maseve Sale Transaction or if any necessary extensions or waivers the Company’s lenders are not available, the Company could face substantial liquidity problems. This could also force the Company to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness, including indebtedness under the LMM Facility. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all. Additionally, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of the covenants under the Company’s debt instruments could result in an event of default under the applicable indebtedness, or other events of default could occur. Such default could result in secured creditors’ realization of collateral. It may also allow the creditors to accelerate the related debt, result in the imposition of default interest, and result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In particular, a cross default provision applies to certain of the Company’s indebtedness, including the LMM Facility and the Notes (defined below). In the event a lender accelerates the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness.

The Company’s debt instruments include a number of covenants that impose operating and financial restrictions on it and may limit its ability to engage in acts that may be in its long term best interest. In particular, the LMM Facility requires the Company to sell its RBPlat ordinary shares by December 14, 2018, and to take all steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on the Toronto Stock Exchange (the “TSX”) and the NYSE American LLC (the “NYSE American”), provided that the Company may move its listings to any other stock exchange or market as is acceptable to LMM. The LMM Facility also restricts the Company’s ability to:

•	modify material contracts;

•	dispose of assets;

•	use the proceeds from permitted dispositions and financings;

•	incur additional indebtedness;

•	enter into transactions with affiliates;

•	grant security interests or encumbrances; and

•	use proceeds from future debt or equity financings.

The indenture governing the Notes (defined below) also includes restrictive covenants, including, without limitation, covenants restricting the incurrence of indebtedness and the use of proceeds from asset sales. As a result of these and other restrictions, the Company:

•	may be limited in how it conducts its business,

•	may be unable to raise additional debt or equity financing,

•	may be unable to compete effectively or to take advantage of new business opportunities or

•	may become in breach of its obligations to the other shareholders of Waterberg JV Co., Mnombo and others,

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

Further, the Company’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to the Company, including:

•

limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring it to make non-strategic divestitures;

•

requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing the Company’s vulnerability to general adverse economic and industry conditions;

•	exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

•	limiting the Company’s flexibility in planning for and reacting to changes in the mining industry;

•	placing the Company at a disadvantage compared to other, less leveraged competitors; and

•	increasing the Company’s cost of borrowing.

The Company will require additional financing, which may not be available on acceptable terms, if at all.

The Company does not have any source of operating revenues. The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for the continued exploration on the Waterberg Project, as well as for general working capital purposes and compliance with, and repayment of, its existing indebtedness. The Company can give no assurance that financing will be available to it or, if it is available, that it will be offered on acceptable terms. If the Company is required to complete any financings while the LMM Facility remains in force, securities issued in connection with such financings could not contain cashless exercise or conversion features due to the restrictions in the LMM Facility. This may make it more difficult to raise funds in amounts or on terms that are acceptable to the Company. Any failure to timely complete any required financing may result in a default under the LMM Facility. Unforeseen increases or acceleration of expenses and other obligations could require additional capital as of an earlier date. If additional financing is raised by the issuance of Company equity securities, control of the Company may change, security holders will suffer additional dilution and the price of the Common Shares and the Warrants may decrease. If additional financing is raised through the issuance of indebtedness, the Company will require additional financing in order to repay such indebtedness. Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of its properties or even a loss of property interests.

If the Company fails to obtain required financing on acceptable terms or on a timely basis, this could cause it to delay development of the Waterberg Project, result in the Company being forced to sell additional assets on an untimely or unfavorable basis or result in a default under its outstanding indebtedness. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity. Any default under the Company’s outstanding indebtedness could result in the loss of its entire interest in PTM RSA, and therefore its interests in the Waterberg Project.

The Company may be unable to receive and realize on the proceeds of Step 2 of the Maseve Sale Transaction on the terms and timeframe anticipated, or at all, or such transaction may result in litigation.

The Company holds 4,524,279 RBPlat ordinary shares received in Step 2 of the Maseve Sale Transaction. These RBPlat ordinary shares had a market value on November 29, 2018 of approximately US$8.64 million based on the closing price of the RBPlat ordinary shares on the JSE Limited and the daily average exchange rates for Rand and U.S. dollars reported by the Federal Reserve of New York. While the Company intends to sell the RBPlat ordinary shares for cash, there can be no assurance that the Company will be able to sell the RBPlat ordinary shares for their current market value, or at all. The Company’s RBPlat ordinary shares were held in a broker account at the time of writing this Annual Report, pending future disposition and payment of proceeds to LMM.

Additionally, the Maseve Sale Transaction may in the future be subject to litigation by one or more shareholders of the Company who may disagree with the Company’s disposition of the Maseve Mine and may seek to vary or unwind the Maseve Sale Transaction. The impact of such litigation or the possible effect of a settlement of such litigation upon the Company cannot be predicted with any degree of certainty at this time. The failure to receive and realize on the proceeds of the Maseve Sale Transaction, or any such litigation, would adversely affect the Company’s financial condition and may result in a default under the Company’s indebtedness and the Company’s insolvency.

The Company has granted security interests in favour of the LMM Lenders over all of its personal property, subject to certain exceptions, and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to the LMM Lenders under the LMM Facility, which may have a material adverse effect on the Company.

To secure the Company’s obligations under the LMM Facility, its has entered into a general security agreement under which the Company has granted security interests in favour of LMM over all of its present and after acquired personal property, subject to certain exceptions. The Company has also entered into share pledge agreements pursuant to which it has granted a security interest in favour of LMM over all of the issued shares in the capital of PTM RSA. PTM RSA has also guaranteed the Company’s obligations to LMM and pledged the shares the Company holds in Waterberg JV Co. in favour of LMM. These security interests and guarantee may impact the Company’s ability to obtain project financing for the Waterberg Project or its ability to secure other types of financing. The LMM Facility has various covenants and provisions, including payment covenants and financial tests that must be satisfied and complied with during the term of the LMM Facility. There is no assurance that such covenants will be satisfied. Any default under the LMM Facility, including any covenants thereunder, could result in the loss of the Company’s entire interest in PTM RSA, and therefore the Company’s interests in the Waterberg Project.

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

The Company has had negative operating cash flow in recent financial years. The Company’s ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company’s ability to advance the Waterberg Project into production. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. After giving effect to an October 18, 2018 amendment, the LMM Facility requires that effective January 31, 2019 the Company maintain consolidated cash and cash equivalents of at least US$2.0 million and working capital in excess of US$1.0 million. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those obtained previously. The Company may be required to raise additional funds through the issuance of additional equity or debt securities to satisfy the minimum cash balance requirements under the LMM Facility. The LMM Facility provides, however, that a significant portion of the proceeds of such financings are required to be paid to LMM in partial repayment of the LMM Facility. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to us as those obtained previously.

In October 2017, the Company also agreed with BMO Nesbitt Burns Inc. (“BMO”) and Macquarie Capital Markets Canada Ltd. (“Macquarie”) to pay BMO and Macquarie an aggregate of approximately US$2.9 million as soon as practicable following the repayment of the Company’s working capital facility (the “Sprott Facility”) with the Sprott Resource Lending Partnership and the other secured lenders (the “Sprott Lenders”), and the LMM Facility for services previously provided. If the Company fails to raise additional funds, it may not be able to pay BMO and Macquarie, which may adversely affect the Company.

The Company may not be able to continue as a going concern.

The Company has limited financial resources. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves and successfully establishing profitable production of such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. The Company has suffered recurring losses from operations and significant amounts of debt payable without any current source of operating income. Also, the Company had a net capital deficiency that raised substantial doubt about its ability to continue as a going concern.

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

•

in the event that the required permits are not obtained in a timely manner, mine construction and ramp-up will be delayed and the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups or local community groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

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

Except in the case of a $20 million funding commitment by Japan, Oil, Gas and Metals National Corporation (“JOGMEC”), which has now been fully funded and expended, and the potential for the receipt of funding if Impala exercises its Purchase and Development Option (as defined below), the exercise of which is not guaranteed and is not expected to occur prior to the completion of the DFS, funding of Waterberg Project costs is generally required to be provided by Waterberg JV Co. shareholders on a pro rata basis. Even if Implats exercises and funds its Purchase and Development Option, additional development costs are likely to be incurred. The ability of the Company, and the ability and willingness of its joint venture partners, to satisfy required funding obligations is uncertain.

The Company's only material mineral property is the Waterberg Project (the “Waterberg Project”), which is comprised of two adjacent project areas formerly known as the Waterberg Joint Venture Project, which was created in 2009 as a joint venture between the Company, JOGMEC and Mnombo (the “Waterberg Joint Venture Project”), and the Waterberg Extension Project, which was created in 2009 as a joint venture between the Company and Mnombo (the “Waterberg Extension Project”). The Company has agreed in the Mnombo shareholders’ agreement to fund Mnombo’s pro rata share of costs for the original Waterberg Joint Venture Project area through the completion of the DFS. Mnombo is responsible to fund its proportionate share of costs for the Waterberg Extension Project area. The ability of Mnombo to repay the Company for advances and accrued interest as at August 31, 2018 of approximately Rand 49.98 million (approximately $3.4 million as at August 31, 2018) or to fund future investment in the Waterberg Project following the expiration of the Company’s contractual obligation may be uncertain. If the Company fails to fund Mnombo’s future capital obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo’s interest in the Waterberg Project and require the sale of the diluted interests to another qualified broad-based black economic empowerment (“BEE”) entity.

Because the development of the Company’s projects depends on the ability to finance further operations, any inability of the Company or of one or more of the other shareholders of Waterberg JV Co. or Mnombo to fund their respective funding obligations and cash calls in the future could require the other parties, including the Company, to increase their respective funding of the project. In this event, such parties may be unwilling or unable to do on a timely and commercially reasonable basis, or at all. At the Maseve Mine, the Company was adversely affected by the failure of Africa Wide to satisfy its pro rata share of funding. The occurrence of the foregoing, the failure of any shareholder, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of its interests in the Company’s ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company’s business and results of operations.

Any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo or the former shareholders of Maseve could materially and adversely affect the Company’s business.

The Company participates in corporatized joint ventures and may enter into other joint ventures and similar arrangements in the future. Until the closing of the Maseve Sale Transaction, PTM RSA was a party to the Maseve shareholders’ agreement related to the exploration and development of Project 1 and Project 3. In addition, PTM RSA is also a party to the Waterberg Project shareholders’ agreement. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by the Mnombo shareholders’ agreement. Any dispute or disagreement with another shareholder or joint venture partner, any change in the identity, management or strategic direction of another shareholder or joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo’s role in the Waterberg Project, could materially adversely affect the Company’s business and results of operations. If a dispute arises between the Company and another shareholder or joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute. This could materially and adversely affect the Company’s business and results of operations.

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

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged persons (“HDPs”), as defined by the Mineral and Petroleum Resources Development Act, 2002 (the “MPRDA”) and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and Mining Charter 2018. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer, and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of West Kirkland Mining Inc., a public company with mineral exploration properties in Ontario and Nevada (“WKM”), and a director of Nextraction Energy Corp. (“NE”), a public company which previously held oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer, Corporate Secretary and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM, and a director of NE. John A. Copelyn, a director of the Company, is also Chief Executive Officer of Hosken Consolidated Investments Limited, a significant shareholder of the Company and the holder of a diverse group of investments including hotel and leisure, interactive gaming, media and broadcasting, transport, mining, clothing and properties. Diana Walters, a director of the Company, was formerly an executive officer of LMM, a significant shareholder of the Company, the lender under the LMM Facility.

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

The Company is currently subject to litigation, and may become subject to additional litigation and other legal proceedings, that may adversely affect the Company’s financial condition and results of operations.

All companies are subject to legal claims, with and without merit. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. On September 20, 2018 the Company reported that it is in receipt of a summons issued by Africa Wide whereby Africa Wide, formerly the holder of a 17.1% interest in Maseve, has instituted legal proceedings in South Africa against the Company’s wholly owned subsidiary, PTM RSA, RBPlat and Maseve in relation to the Maseve Transaction. Africa Wide is seeking to set aside or be paid increased value for, the closed Maseve Transaction. While the Company believes that the Africa Wide action is factually and legally defective, no assurance can be provided that the Company will prevail in this action. If Africa Wide were successful, it could have a material adverse effect on the Company.

The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, or equitable remedies such as setting aside the Maseve Transaction, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees. There can be no assurance that the resolution of any particular legal proceeding, including the Africa Wide action, will not have an adverse effect on the Company’s financial position and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company’s reputation.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. The Company’s Code of Business Conduct and Ethics, among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa. In March 2014, the Organisation for Economic Cooperation and Development (the “OECD”) released its Phase 3 Report on Implementing the OECD Anti-Bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa’s economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government.

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

The Company may become subject to the requirements of the Investment Company Act, which would limit or alter the Company’s business operations and may require the Company to spend significant resources, or dissolve, to comply with such act.

The Investment Company Act generally defines an “investment company” to include, subject to certain exceptions, an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the issuer's unconsolidated assets, excluding cash items and securities issued by the U.S. federal government. The Company believes that it is not an investment company and is not subject to the Investment Company Act. However, recent and future transactions that affect the Company’s assets, operations and sources of income and loss, including any exercise of the Purchase and Development Option (defined below), may raise the risk that the Company could be deemed an investment company.

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

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company’s mining operations. If claims, lawsuits, governmental investigations or proceedings, including Section 54 stoppage notices issued under the Mine Health and Safety Act, No. 29 of 1996 (the “MHSA”), are resolved against the Company, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

The Company’s prospecting and mining rights are subject to title risks.

The Company’s prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. Although Waterberg JV Co. has the exclusive right to apply for a mining right in regard to the Waterberg Project by reason of its prior holding of the prospecting rights over the project area, there is no guarantee that it will be granted the mining right for which it has applied. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company’s title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

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

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of commercial production on the Company’s properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company’s properties are located. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements. The Waterberg Project prospecting rights issued by the Department of Mineral Resources ("DMR") are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

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

A wide range of factors and principles must be taken into account by the Minister when considering applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an environmental authorization, water-use licence and waste management licence and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDPs in the mining industry. All the Company’s current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter 2018 may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. The Waterberg Social and Labour Plan, for instance, will contain both quantitative and qualitative goals, targets and commitments relating to the Company’s obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company’s control.

The Minister has the discretion to cancel or suspend mining rights under Section 47(1) of the MPRDA as a consequence of the Company’s non-compliance with the MPRDA, environmental legislation, Mining Charter 2018, the terms of its prospecting rights or, once granted, its Mining Right.

The Section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of Section 6(2)(e)(iii) of the Promotion of Administrative Justice Act, No. 3 of 2000 (the “PAJA”) read with Section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken. The Minister must then properly consider the Company’s further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under Section 33(1) of the South African Constitution.

Failure by the Company to meet its obligations in relation to the MPRDA, its prospecting rights or its Mining Right, once granted, or Mining Charter 2018 could lead to the suspension or cancellation of such rights and the suspension of the Company’s other rights, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDPs in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDPs, including the MPRDA, the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”), and Mining Charter 2018. To ensure that socioeconomic strategies are implemented, the MPRDA provides for the Mining Codes which specify empowerment targets consistent with the objectives of Mining Charter 2018. The Mining Charter 2018 Scorecard requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement, mine community development and housing and living conditions. For ownership by BEE groups in mining enterprises, the previous mining charter ("Mining Charter 2010") set a 26% target by December 31, 2014.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDP ownership. The MPRDA and Mining Charter 2018 contain provisions relating to the economic empowerment of HDPs. One of the requirements which must be met before the DMR will issue a mining right is that an applicant must facilitate equity participation by HDPs in the prospecting and mining operations which result from the granting of the relevant rights.

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDP ownership. The Company has partnered with Mnombo in respect to the Waterberg Project and for the prospecting rights.

The Company is satisfied that Mnombo is majority-owned by HDPs. The contractual arrangements between Mnombo, the Company and the HDPs require the HDPs to maintain a minimum level of HDP ownership in Mnombo of more than 50%. However, if at any time Mnombo becomes a company that is not majority owned by HDPs, the ownership structure of the Waterberg Project and the prospecting rights and applications over the Waterberg Project may be deemed not to satisfy HDP requirements.

On September 27, 2018, the Minister of Mineral Resources announced the implementation, with immediate effect, of Mining Charter 2018.

Mining Charter 2018 sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders. The Mining Charter 2018 no longer applies to prospecting rights. Mining Charter 2018 provides revised ownership structures for mining rights holders. New mining rights holders will be required to have a minimum 30% Black Person shareholding (which includes African, Coloured and Indian persons who are citizens of the Republic of South Africa or who became citizens of the Republic of South Africa by naturalisation before April 27, 1994, or a juristic person managed and controlled by such persons) (a 4% increase from the previously required 26% under the Mining Charter 2010), which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Applicants for mining rights whose applications have been filed and accepted before September 27, 2018 will have a period of five years from the effective date of the right within which to increase their BEE shareholding to 30%. Whether such 30% will be required to reflect the stipulated distribution to employees, communities and black entrepreneurs is not clear. Existing mining right holder who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018 will be recognised as BEE ownership compliant for the duration of the mining right, but not for any period of renewal thereof.

The BEE ownership element of 30% BEE shareholding is ring fenced and requires 100% compliance at all times, other than as set out in Mining Charter 2018. The 30% BEE shareholding for new mining rights must be distributed as to –

(i)       a minimum of 5% non-transferable carried interest to qualifying employees from the effective date of a mining right. The definition of qualifying employees excludes employees who already own shares in the company as a condition of their employment, except where such is a "Mining Charter" requirement;

(ii)       a minimum of 5% non-transferable carried interest from the effective date of a mining right, or a minimum 5% equity equivalent benefit; and

(iii)      a minimum of 20% shareholding to a BEE entrepreneur, of which 5% must preferably be for women.

A holder can claim a maximum of a 5% offset credit against the BEE entrepreneur allocation for beneficiation on the basis of a DMR approved "beneficiation equity equivalent plan". However, the baselines for beneficiation are still required to be determined by the Minister of Mineral Resources.

The Waterberg Project shareholders’ agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

The carried interest of 5% to each of the community and the employees must be issued to them at no cost and free of encumbrance. The costs to the right holder of such issue can be recovered from the development of the mineral asset.

An additional tax is also being raised for Human Resource Development. A right holder will be required to pay 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programmes, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

In regard to employment equity, the Draft Mining Charter sets minimum levels for the participation of Black Persons on all levels of company management and sets incremental targets for the procurement of local goods and services.

Compliance with a mining right holder's mine community development obligations, principally in terms of its approved social and labour plan ("SLP") is a ring-fenced element of Mining Charter 2018 which requires 100% annual compliance for the duration of the mining right.

Subject to conditions contained in the Company’s prospecting and future mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under Mining Charter 2018. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of Mining Charter 2018 and other BEE legislation, including failure to retain the requisite level of HDP ownership, the Company may face possible suspension or cancellation of its rights under a process governed by Section 47 of the MPRDA.

In addition, Mining Charter 2018 requires that its provisions be implemented in accordance with Implementation Guidelines, anticipated to be published around November 27, 2018. This creates greater uncertainty in measuring the Company’s progress towards, and compliance with, its commitments under Mining Charter 2018 and other BEE legislation.

The Company is obliged to report on its compliance with Mining Charter 2018 against Mining Charter 2018 Scorecard, including its percentage of HDP shareholding, to the DMR on an annual basis.

When the Company is required to increase the percentage of HDP ownership in any of its operating companies or projects, the Company’s interests may be diluted. In addition, it is possible that any such transactions or plans may need to be executed at a discount to the proper economic value of the Company’s operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms.

Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Generic BEE Codes, while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 (the “BEE Amendment Act”) came into operation on October 24, 2014. Among other matters, the BEE Amendment Act, through section 3(2), amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements the Trumping Provision and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provision came into effect on October 24, 2015. On October 30, 2015, the South African Minister of Trade and Industry exempted the DMR from applying the Trumping Provision for a period of twelve months on the basis that the alignment of Mining Charter 2018 with the BEE Act and the Generic BEE Codes was an ongoing process. The Mining Charter 2018 purports to be aligned with the Generic BEE Codes. The Trumping Provision expired on October 31, 2016 and no new application for exemption was made. Generally speaking, the amended Generic BEE Codes will make BEE-compliance by mining companies more onerous to achieve. The DMR and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMR continues to apply the provisions of Mining Charter 2010 and Mining Charter 2018, as applicable, and not the Generic BEE Codes. See Item 4.B. – South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry, and –Mining Charter.

The Generic BEE Codes and Mining Charter 2018 require Mnombo to be 51% held and controlled by HDPs to qualify it as a “black-controlled company” or a "BEE Entrepreneur and hence a qualified BEE entity. Mnombo is presently 50.1% owned and controlled by HDPs.

If the Company is unable to achieve or maintain its empowered status under Mining Charter 2018 or comply with any other BEE legislation or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights; and therefore, would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company’s business, financial condition and results of operations.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company’s operations and profits.

The Company has ownership interests in a significant project in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. Downgrades, and potential further downgrades, to South Africa’s sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption. On February 15, 2018 the new president of South Africa was inaugurated. He has vowed to take a hard line against graft, corruption and government excesses.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the African National Congress (the “ANC”), leading into the 2014 national elections, a resolution adopted by the ANC on nationalization calls for state intervention in the economy, including “state ownership”. A wide range of stakeholders have proposed ways in which the State could extract greater economic value from the South African mining industry. A call for resource nationalization has also been made by the Economic Freedom Fighters, a political party under the leadership of Julius Malema.

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

The Company procures all of the electricity necessary for its operations from ESKOM Holdings Limited, South Africa’s state-owned electricity utility (“ESKOM”), and no significant alternative sources of supply are available to it. ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, led to a period of electricity shortages. ESKOM has now established sufficient capacity to meet South Africa's current requirements but remains severely under-capitalized. Since 2008, ESKOM has invested heavily in new base load power generation capacity. Its principal project, a power station known as Medupi, has been subject to delays, with the last unit scheduled for commissioning in 2019. ESKOM is heavily dependent on coal to fuel its electricity plants. Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to the Company.

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

The Company’s subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change. After having published a number of papers on the introduction of a carbon tax, the South African government released the Second Draft Carbon Tax Bill 2017 (the “Bill”) published in December 2017, together with an Explanatory Memorandum in respect of the Bill (the “Explanatory Memorandum”). The Bill was open for comment until March 9, 2018 and is now being considered by the South African Parliament. On November 12, 2018 The National Treasury published the Draft Regulation on the Carbon Offset for a second round of public comment and further consultation.The South African Minister of Finance recently announced that carbon tax will be implemented from June 1, 2019. See Item 4.B. – Business Overview - Carbon Tax/Climate Change Policies.

The ANC held a policy conference in June 2012 at which the State Intervention in the Minerals Sector report (the “SIMS Report”) commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

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

Under the Mining Charter 2018 there is a greater focus on mine community development. A right holder must meaningfully contribute towards mine community development in keeping with the principles of the social license to operate. A right holder must develop its Social and Labour Plan ("SLP"), in consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, and identify developmental priorities of mine communities. The identified developmental priorities must be contained in the SLP. See Item 4.B. – South African Regulatory Framework - Mining Charter.

South African foreign exchange controls may limit repatriation of profits.

The Company will need to repatriate funds from its foreign subsidiaries to fulfill its business plans and make payments on the LMM Facility. Since commencing business in South Africa, the Company has loaned or invested approximately CDN$843 million (net of repayments) as at August 31, 2018 into PTM RSA in South Africa. The Company obtained approval from the SARB in advance for its investments into South Africa. The Company anticipates that it will loan the majority of the proceeds from an offering to PTM RSA with the advance approval of the SARB. Although the Company is not aware of any law or regulation that would prevent the repatriation of funds it has loaned or invested into South Africa back to the Company in Canada, no assurance can be given that the Company will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

South Africa’s exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company’s South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company’s South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, and continues to do so, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from South Africa will not be imposed on the Company in the future.

The Company’s land in South Africa could be subject to land restitution claims or land expropriation which could impose significant costs and burdens.

To the extent that the Company's operating subsidiaries acquire privately held land, such land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the “Land Claims Act”) and the Restitution of Land Rights Amendment Act 15 of 2014 (the “Restitution Amendment Act”), which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who (subject to the promulgation of further legislation) lodges a claim on or before June 30, 2019, is granted certain remedies. A successful claimant may be granted either return of the dispossessed land (referred to as “restoration”) or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or “alternative relief”). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered. Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

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

However, the ANC has declared its intention to proceed with an orderly process of land expropriation, potentially without compensation being paid to land owners. The form of this process remains unclear.

There is no guarantee, however, that any privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of any land rights. Any such claims could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business, operating results and financial condition.

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

On May 23, 2018 the Company received a letter from NYSE American stating that it was not in compliance with the continued listing standards as set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the “Company Guide”) with respect to stockholders’ equity, or in Section 1003(f)(v) of the Company Guide with respect to the selling price of the Company’s Common Shares. On June 21, 2018, the Exchange notified the Company that it had accepted the Company’s plan of compliance and granted the Company an extension until November 23, 2018 to regain compliance with the requirements of Section 1003(f)(v) of the Company Guide and until October 10, 2019 to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide. The Company is not currently in compliance with NYSE American listing standards, but its listing is being continued pursuant to an exception. The Company will be subject to periodic review by Exchange staff during the extension period. If the Company is not in compliance with the Company Guide by the applicable deadlines or if the Company does not make progress consistent with the plan during the plan period, Exchange staff will initiate delisting proceedings as appropriate.

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

The Company intends to complete the 2018 Share Consolidation of its outstanding Common Shares in order to meet the listing requirements of the NYSE American.

Due to the low selling price of the Common Shares, on May 23, 2018, the Company received a letter from the NYSE American stating that it is not in compliance with the continued listing standards set forth in Section 1003(f)(v) of the Company Guide relating to the trading price of the Company’s Common Shares. The NYSE American granted the Company until November 23, 2018 to regain compliance with such requirements. After consulting with the NYSE American staff, the Company announced on November 20, 2018 its intention to effect the 2018 Share Consolidation effective December 13, 2018.

Pursuant to Section 1003(f)(v) of the NYSE American Company Guide, the NYSE American could take action to delist the Company’s Common Shares in the event that its Common Shares trade at levels viewed as abnormally low for a substantial period of time. The Company cannot be certain that the market price of its Common Shares following the 2018 Share Consolidation will remain at the level required for the period of time required for listing or for continuing compliance with that requirement. A share consolidation may be viewed negatively by the market and could lead to a decrease in the Company’s overall market capitalization. If the per share market price does not increase proportionately as a result of the 2018 Share Consolidation, then the value of the company as measured by market capitalization could be reduced significantly. If the Company successfully completes the 2018 Share Consolidation the number of the Company’s Common Shares that is outstanding will be reduced, and the liquidity of the Common Shares could be adversely affected.

The exercise of outstanding stock options or warrants will result in dilution to the holders of Common Shares.

The issuance of Common Shares upon the exercise of the Company’s outstanding stock options and warrants will result in dilution to the interests of shareholders, and may reduce the trading price of the Common Shares. Additional stock options and warrants to purchase Common Shares may be issued in the future. Exercises of these securities, or even the potential of their exercise, may have an adverse effect on the trading price of the Company’s Common Shares. The holders of stock options or warrants are likely to exercise them at times when the market price of the Company’s Common Shares exceeds the exercise price of the securities. Accordingly, the issuance of Common Shares upon exercise of the stock options and warrants will likely result in dilution of the equity represented by the then outstanding Common Shares held by other shareholders. The holders of stock options or warrants can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to the Company than the exercise terms provided by these stock options and warrants.

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

On June 30, 2017 the Company issued $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the “Notes”). The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in Common Shares of the Company or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. Subject to certain exceptions, the Notes are convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares.

On May 15, 2018 the Company announced the issue of 117,453,862 Units in a public offering at a price of $0.15 per Unit for gross proceeds of approximately $17.62 million. Each Unit consisted of one common share of Platinum Group Metals and one common share purchase warrant of Platinum Group Metals. Each warrant will entitle the holder thereof to purchase one common share at a price of $0.17 for a term of 18 months until November 15, 2019. In connection with the closing of the public offering of Units, the Company entered into a warrant indenture governing the terms of the warrants with Computershare Trust Company of Canada as warrant agent. Such terms include, without limitation, that a warrant holder who purchased such warrants in the Company’s public offering of the Units shall not have the right to exercise any portion of a warrant to the extent that, after giving effect to such issuance after exercise, the warrant holder (together with the warrant holder’s affiliates, and any other persons acting as a group together with the warrant holder or any of the warrant holder’s affiliates), would beneficially own in excess of 19.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the warrant in question.

On May 15, 2018 the Company announced the closing of a strategic investment in the Company by Hosken Consolidated Investments Limited, a South African Broad-Based Black Economic Empowerment Company (“HCI”) on a private placement basis. HCI subscribed, through a subsidiary, for 15,090,999 Units at a price of US$0.15 per Unit for gross proceeds of $2,263,649.85. Each Unit consists of one common share and one common share purchase warrant, with each common share purchase warrant allowing HCI to purchase one further common share of the Company at a price of $0.17 per share for a period of 18 months until November 15, 2018.

The Company cannot predict the timing or amount of conversions of Notes, exercises of stock options or warrants, or the size or terms of future issuances of equity securities or securities convertible into equity securities or the effect, if any, that future issuances and sales of the securities will have on the market price of the Company’s Common Shares. In addition, the conversion price of the Notes is subject to adjustment in certain circumstances. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to shareholders. Exercises of presently outstanding stock options may also result in dilution to shareholders.

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

The Company may be a “passive foreign investment company” for its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors.

Potential investors in the securities who are U.S. taxpayers should be aware that the Company may be classified as a “passive foreign investment company” or “PFIC” for its current tax year ending August 31, 2019 and may be a PFIC in future tax years. If the Company is a PFIC for any tax year during a U.S. taxpayer’s holding period of the securities, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the securities or any so-called “excess distribution” received on the securities, as ordinary income, and to pay an interest charge on a portion of such gain or excess distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective “qualified electing fund” or “QEF” election (a “QEF Election”) under Section 1295 of the Internal Revenue Code of 1986, as amended (the “Code”) or a mark-to-market election (a “Mark-to-Market Election”) under Section 1296 of the Code. Subject to certain limitations, such elections may be made with respect to shares of Common Stock. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their shares of Common Stock. A U.S. taxpayer who makes the Mark to Market Election generally must include as ordinary income each year the excess of the fair market value of the shares of Common Stock over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the shares of Common Stock.

The Company is a “non-accelerated filer” and the Company cannot be certain whether the reduced disclosure requirements applicable to non-accelerated filers will make the securities less attractive to investors.

The Company is a “non-accelerated filer” and intends to take advantage of exemptions from various requirements that are applicable to other public companies that are non-accelerated filers, including not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 for so long as the Company is a non-accelerated filer. The Company cannot predict if investors will find the securities less attractive because the Company’s independent auditors will not have attested to the effectiveness of the Company’s internal controls. If some investors find the securities less attractive as a result of the Company’s independent auditors not attesting to the effectiveness of the Company’s internal controls or as a result of other exemptions that the Company may take advantage of, or if the Company’s independent auditors do not determine the internal control over financial reporting to be effective when required after it ceases to be a non-accelerated filers, the trading market for the Company’s securities and the value of the securities may be adversely affected.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. In recent years, global markets have been adversely impacted by the credit crisis that began in 2008, the European debt crisis and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of Platinum Group

The Company is a corporation organized under the laws of British Columbia, Canada. The Company was formed on February 18, 2002 under the Company Act (British Columbia) pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. On January 25, 2005 the Company was transitioned under the Business Corporations Act (British Columbia) (the “BCBCA”).

The Company’s head office is located at Suite 788 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5 and its telephone number is (604) 899-5450. The Company’s registered office is located at Gowling WLG (Canada) LLP, Suite 2300 - 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

Information regarding the Company’s organizational structure is provided under Item 4.C. – Organizational Structure.

Since its formation, the Company has been engaged in the acquisition, exploration and development of platinum and palladium properties. PTM currently holds interests in platinum properties in the Northern Limb of the Bushveld Complex in South Africa and in Canada. The Company’s business is currently conducted primarily in South Africa.

At present the Company’s sole material mineral property is the Waterberg Project. A planned DFS is now underway, targeting a large, thick PGM resource with the objective to model a large-scale, fully-mechanized mine. A substantial portion of the Waterberg Project’s prospecting area remains unexplored.

In addition to the information provided below regarding the Company’s principal capital expenditures and divestitures during the last three financial years, see Item 5.B. – Liquidity and Capital Resources – Equity Financings for information on use of proceeds from equity financings.

Recent Developments

The following is a summary of the Company’s noteworthy developments since September 1, 2017:

September 2017	Corporatization of Waterberg Project

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

November 2017	Implats Transaction

On November 6, 2017, the Company, along with Waterberg JV Co., JOGMEC and Mnombo completed the first phase of a transaction involving the Waterberg Project initially announced on October 16, 2017 with Implats (the “Implats Transaction”) whereby Implats purchased an aggregate 15.0% equity interest in Waterberg JV Co. (the “Initial Purchase”) $30 million. The Company received consideration of $17.2 million from Implats for the sale of an 8.6% interest in the Waterberg Project and JOGMEC received $12.8 million for the sale of a 6.4% interest in the Waterberg Project.

Pursuant to the Implats Transaction, Implats was also granted an option (the “Purchase and Development Option”), after the completion by Waterberg JV Co. and approval by Waterberg JV Co. or Implats of the planned DFS (“DFS Approval”), the preparation of which is currently underway and which is expected to be completed in the first part of 2019, to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn-in arrangements for $130 million paid to Waterberg JV Co. to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate.

In the event of certain breaches of agreement, insolvency events or events that would entitle a Waterberg JV Co. shareholder to acquire or dispose of any Waterberg JV Co. shares (other than transfers to certain permitted transferees) prior to the DFS Approval, Implats may, by notice to the other Waterberg JV Co. shareholders of such event, cause the Purchase and Development Option to instead become exercisable from the date of such notice. Subject to certain exceptions, the Purchase and Development Option will be exercisable for a period of at least 90 business days from the date of such notice. Upon exercising the Purchase and Development Option, Implats will have the right to appoint the manager of Waterberg JV Co.

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

Implats, JOGMEC, Mnombo and Platinum Group (as operator of the Waterberg Project) have agreed to the detailed scope of work for the DFS. The DFS will investigate two options - a 600,000 tonne per month mine (744,000 ounces PGEs per year) as outlined in the pre-feasibility study completed by the Company in October 2016 (the “2016 PFS”), and a second lower capital option at 250,000 to 350,000 tonnes per month. The selection of the DFS team was also agreed and a tender process managed by a third party specialist for engineering groups has been completed. Following the closing of the Implats Transaction, which occurred on November 6, 2017, DRA Projects SA (Proprietary) Limited (“DRA”) was appointed for metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting International LLC (“Stantec”) was appointed for underground mining engineering and design and reserve estimation.

The Sprott Lenders and LMM provided their consent to the Implats Transaction, which consents were conditional on the satisfaction of certain conditions by the Company including the provision of a $5 million bridge loan (the “Bridge Loan”) by Sprott Lenders to provide working capital to the Company until closing of the Implats Transaction. The Bridge Loan was repaid by the Company on November 17, 2017.

Maseve Sale Transaction

On November 23, 2017, the Company entered into definitive agreements to sell its rights and interests in Maseve to Royal Bafokeng Platinum Limited (“RBPlat”) in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat ordinary shares (the “Maseve Sale Transaction”).

A deposit in escrow was paid by RBPlat in the amount of Rand 41,367,300 ($3.0 million equivalent) on October 9, 2017.

The Maseve Sale Transaction was completed in April 2018. The Maseve Sale Transaction occurred in two stages:

•

RBPlat paid Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water (the “Plant Sale Transaction”). Maseve retained ownership of the mining right, power and water rights as well as certain surface rights and improvements.

The payment received by Maseve was remitted to the Company’s South African subsidiary, PTM RSA, in partial settlement of loans due to PTM RSA. This first payment due from RBPlat was conditional upon the satisfaction or waiver of certain conditions precedent, including but not limited to the negotiation and execution of definitive agreements, the approval, or confirmed obligation, of the holder of the remaining 17.1% equity interest in Maseve, Africa Wide Mineral Prospecting and Exploration Proprietary Limited, the approval of PTM’s secured lenders, the approval of the South African Competition Commission (“Competition Approval”), and completion of due diligence which may result in additional conditions.

•

RBPlat paid PTM RSA $7.0 million in Common Shares of RBPlat plus approximately $4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and paid PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further $5.0 million by way of issuance of Common Shares of RBPlat to acquire 100% of the equity in Maseve (the “Share Transaction”). The second stage of the transaction was conditional upon implementation of the Plant Sale Transaction and, among other conditions, obtaining all requisite regulatory approvals including but not limited to the Minister of Mineral Resources granting consent to the transfer of the Maseve mining right to RBPlat in terms of section 11 of the Mineral and Petroleum Resources Development Act (“Ministerial Consent”) within three years after the Competition Approval.

The RBPlat ordinary shares issued pursuant to the Share Transaction were priced at their 30-day volume weighted average price of the RBPlat ordinary shares on the Johannesburg Stock Exchange calculated on market close on the day preceding the announcement.

RBPlat was granted a management contract for the Maseve Mine and for carrying out care and maintenance services during the period between the date of grant of the Competition Approval and the date of Ministerial Consent. The Company was responsible for 50% of care and maintenance costs after Competition Approval until the earlier of the date of Ministerial Consent and the date upon which RBPlat utilizes the surface infrastructure of the Maseve Mine for its own purposes.

PTM’s proceeds from the sale of Maseve and the Maseve Mine were repaid to secured lenders who were collectively owed approximately $89 million in principal and accrued interest at August 31, 2017. Sprott and LMM agreed to terms and conditions, upon completion of which, they provided their consent to the Maseve Sale Transaction.

December 2017	Definitive Feasibility Study Update I

On December 11, 2017 the Company announced that the ongoing DFS for the Waterberg Project was advancing under the direction of the Technical Committee appointed by Waterberg JV Co. and comprised of representatives of the Company, Implats, JOGMEC and Mnombo. Seventeen drill rigs were on site and drilling commenced with the objectives of defining the shallowest areas of the current 102 million tonne reserve (details below) for increased confidence and detailed mine planning and to upgrade a portion of the indicated resources to measured resources for reserve consideration in the DFS. Immediate areas for in-fill drilling include the Northern and Boundary Super F zones.

March 2018	Memorandum of Understanding – JOGMEC/Hanwa

On March 8, 2018 the Company announced that JOGMEC and Hanwa Co., Ltd. (“Hanwa”) signed a memorandum of understanding to transfer part of JOGMEC’s interest in the Waterberg Project to Hanwa. The agreement is the result of a public tender on February 23, 2018 won by Hanwa. JOGMEC started negotiation on the terms of the transfer with Hanwa. With a successful implementation of the transfer agreement, Hanwa will secure the right to a supply of refined platinum group metals for exhaust emission catalytic converters, fuel cells for cars, and nickel and other metals for rechargeable batteries. Hanwa is a leading global trading company headquartered in Tokyo Japan with over 3,000 employees and operations spanning steel, non-ferrous metals, metals and alloys, food, petroleum, chemicals, machinery, lumber and other business sectors.

April 2018	Completion of the Maseve Sale Transaction – Stage One

On April 5, 2018 the Company completed the Plant Sale Transaction of the Maseve Sale Transaction when RBPlat paid Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine.

Completion of the Maseve Sale Transaction – Stage Two

The Share Transaction was completed on April 26, 2018 with the release of 4.87 million RBPlat ordinary shares from escrow, worth approximately $9.0 million at that time. The required cash payment was made on May 29, 2018, funded by the release of Maseve’s Rand 58 million environmental bond, valued at $4.6 million on May 29, 2018.

Payment of Sprott Facility Indebtedness

The Company used US$47.1 million from the proceeds of the Maseve Sale Transaction to repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of US$40.0 million, a bridge loan of US$5.0 million and all accrued and unpaid interest and fees due of approximately US$2.1 million.

Partial Payment of LMM Facility Indebtedness

The Company also made payments to Liberty totaling US$23.1 million. These payments first paid down the production payment termination accrual of $15 million. The remaining US$8.1 million was then applied against the loan and accrued interest owing.

NYSE American Notice

On April 10, 2018 and May 23, 2018 the Company received letters from the NYSE American stating that it is not in compliance with the continued listing standards as set forth in Sections 1003(a)(i), 1003(a)(ii), 1003(a)(iii) and 1003(f)(v) of the NYSE American Company Guide (the “Company Guide”). Upon submission of a plan of compliance by the Company, on June 21, 2018 the NYSE American granted the Company an extension until November 23, 2018 to regain compliance with the requirements of Section 1003(f)(v) of the Company Guide and until October 10, 2019 to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide. The Company is not currently in compliance with NYSE American listing standards, but its listing is being continued pursuant to an exception. The Company will be subject to periodic review by Exchange staff during the extension period. If the Company is not in compliance with the Company Guide by the applicable deadlines or if the Company does not make progress consistent with the plan during the plan period, Exchange staff will initiate delisting proceedings as appropriate.

Section 1003(a) of the Company Guide sets forth minimum shareholders’ equity requirements for a company listed on the NYSE American. It also provides that the NYSE American will not normally consider suspending dealings in, or removing from the list, the securities of an issuer if the issuer is in compliance with the following: (A) total value of market capitalization of at least US$50.0 million; or total assets and revenue of US$50.0 million each in its last fiscal year, or in two of its last three fiscal years; and (B) the issuer has at least 1,100,000 shares publicly held, a market value of publicly held shares of at least US$15.0 million and 400 round lot shareholders (collectively, the “Alternative Listing Standards”). In order to satisfy the Alternative Listing Standards, the Company must regain a market capitalization of US$50.0 million or more for a period that the NYSE American considers adequate. These standards in no way limit or restrict the NYSE American’s discretionary authority to suspend dealings in, or remove, a security from listing.

Section 1003(f)(v) of the Company Guide provides that the NYSE American will normally consider suspending dealings in, or removing from the list, an issuer’s shares if the issuer’s shares sell for a low price per share for a substantial period of time and the issuer fails to effect a share consolidation of such shares within a reasonable time after being notified that the NYSE American deems such action to be appropriate under the circumstances.

May 2018	Amendments to LMM Facility

On May 1, 2018 the Company reported amendments to the LMM Facility pursuant to which the Company must raise a minimum of US$20 million in subordinated debt and/or equity (the “First Required Financing”) before May 15, 2018 (previously before May 10, 2018); and provided that the Company applies the first US$20 million of net proceeds from the First Required Financing to reduce indebtedness under the LMM Facility before May 15, 2018, and is not otherwise in default under the LMM Facility: a previous second required financing to raise a further US$20 million in subordinated debt and/or equity before July 31, 2018 will be eliminated; the LMM Facility maturity date will be extended to June 30, 2019 (previously September 30, 2018); and interest will continue to accrue until the maturity date (previously interest became payable quarterly after June 30, 2018).

On May 15, 2018 the Company further reported amendments to the LMM Facility to comply with the First Required Financing before May 31, 2018 (previously May 15, 2018); and provided that the Company applies the first US$12 million of net proceeds from the First Required Financing to reduce indebtedness under the LMM Facility before May 31, 2018, and is not otherwise in default, the LMM Facility maturity date will be extended to October 31, 2019 (previously June 30, 2018).

US$ 2.26 Million Private Placement and Director’s Appointment

On May 15, 2018 the Company announced the closing of a strategic investment in the Company by HCI on a private placement basis. HCI subscribed, through a subsidiary, for 15,090,999 units (the “HCI Units”) at a price of US$0.15 per unit for gross proceeds of US$2,263,649.85 (the “May 2018 Private Placement”). Each HCI Unit consists of one common share and one common share purchase warrant (a “Private Placement Warrant”), with each common share purchase warrant allowing HCI to purchase one further common share of the Company at a price of US$0.17 per share for a period of 18 months until November 15, 2019. The Company intends to use the net proceeds of the May 2018 Private Placement: (i) for debt repayment towards a loan facility and production payment termination fees due to LMM; and (ii) for general corporate and working capital purposes.

Pursuant to the subscription agreement, upon completion of the May 2018 Private Placement, HCI became entitled to nominate one person to be appointed to the board of directors of the Company and obtained a right to participate in future equity financings of the Company to maintain its pro-rata interest. Accordingly, Mr. John Anthony Copelyn, Chief Executive Officer of HCI was appointed as a director of the Company.

US$ 17.62 Million Public Offering

On May 15, 2018 the Company announced the closing of a previously announced marketed public offering (the "May 2018 Offering") of units (the “Offering Units”). The Company issued 117,453,862 Offering Units at a price of US$0.15 per Offering Unit for gross proceeds of approximately US$17.62 million, including the issuance of 3,453,862 Offering Units pursuant to the partial exercise of an over-allotment option granted to the underwriters of the May 2018 Offering. Each Unit consisted of one common share (an “Offering Common Share”) and one common share purchase warrant (an “Offering Warrant”), with each Offering Warrant entitling the holder thereof to purchase one Offering Common Share at a price of US$0.17 for a term of 18 months from the date of closing of the May 2018 Offering. Upon closing of the May 2018 Offering, the Offering Warrants began trading on the TSX under the symbol “PTM.WT.U”. The net proceeds of the May 2018 Public Offering, after expenses, was approximately US$15.0 million. The Company intends to use the net proceeds of the May 2018 Offering: (i) towards repayment of a loan facility and production payment termination fees due to LMM; and (ii) for general corporate and working capital purposes.

Definitive Feasibility Study Update II

On May 29, 2018 the Company announced that work on the DFS was proceeding according to plan. The latest phase of 38,000 meters of infill drilling was been completed safely and on budget, bringing the total drill testing completed on the project to approximately 346,000 meters.

June 2018	Water Supply Management

On June 19, 2018 the Company reported an agreement with the Capricorn District Municipality to jointly develop a water supply management plan to increase the water supply and infrastructure capacity for both local community and Waterberg Mine usage. This public-private partnership will benefit both the mine and the communities around the mining area.

Period ended August 31, 2018

During the twelve month period ended August 31, 2018, the Company incurred and capitalized $8.7 million (August 31, 2017 - $5.7 million) exploration and development costs for the Waterberg Project, of which $5.9 million was covered by joint venture partners Impala and JOGMEC. At the prior fiscal year end of August 31, 2017 the Company recognized an impairment charge for the Maseve Mine in the amount of $589 million, reducing the carrying value of the Maseve Mine to $74 million (before transaction fees), approximating its net value pursuant to the Maseve Sale Transaction.

October 2018	Mining Right Application

On October 10, 2018 the Company announced the acceptance of a mining right application for the Waterberg Project by the DMR. The application consists of a mining work program, social and labour plan and applicable environmental applications. The mining right application is supported by the Company and all of the Waterberg joint venture partners including Implats, JOGMEC and Mnombo. The process of consultation under the MPRDA and environmental assessment regulations for the mining right application has commenced.

Updated Mineral Resource Estimate

On October 25, 2018, the Company reported an updated independent 4E resource estimate for the Waterberg Project. These results, based on a drilling program completed in 2018, confirmed increased confidence in the Waterberg Project with 6.26 million 4E ounces recognized in the higher confidence measured category. Mineral resources estimated in the combined measured and indicated categories have increased by 1.46 million 4E ounces to 26.34 million 4E ounces. Inferred mineral Resources are estimated at 7.0 million 4E ounces. The aggregate T Zone and F Zone measured and indicated resource is comprised of 63% palladium, 29% platinum, 6% gold and 1% rhodium (242.5 Million Tonnes at 3.38 g/t 4E). The T Zone measured and indicated mineral resources have increased in grade from 3.88g/t 4E as estimated for the 2016 PFS to 4.51 g/t 4E in 2018. All of the preceding was estimated at a 2.5 g/t 4E (palladium, platinum, rhodium and gold) cut-off grade. For more details about the updated independent 4E resource estimate for the Waterberg Project, see Item 4.D. – Property, Plant and Equipment – Technical Report – Waterberg.

On November 16, 2018 Platinum Group filed a National Instrument 43-101 technical report on the above updated mineral resources entitled “Technical Report On The Mineral Resource Update For The Waterberg Project Located In The Bushveld Igneous Complex, South Africa” (the “October 2018 Waterberg Report”). In addition, a SAMREC 2016 compliant Mineral Resource statement has been prepared and signed- off by the Independent Geological Qualified Person. The Independent Geological Qualified Person for the October 2018 Waterberg Report and the companion SAMREC Mineral Resource statement is Mr. Charles J Muller, (B.Sc. (Hons) Geology) Pr. Sci. Nat. (Reg. No. 400201/04), CJM Consulting (Pty) Ltd.

Mineral resources in the October 2018 Waterberg Report are classified in accordance with the SAMREC 2016 standards. There are certain differences with the "CIM Standards on Mineral Resources and Mineral Reserves"; however, in this case the Independent Qualified Person believes the differences are not material and the standards may be considered the same. Mineral resources that are not mineral reserves do not have demonstrated economic viability but there are reasonable prospects for eventual economic extraction. Inferred mineral resources have a high degree of uncertainty.

Readers are directed to review the full text of the October 2018 Waterberg Report, which is incorporated by reference herein and is available for review under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

November 2018	Share Consolidation

On November 20, 2018, the Company announced its intention to complete the 2018 Share Consolidation by consolidating the Company’s Common Shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018. See “Introduction – Share Consolidation”.

B.	Business Overview

General

The Company is a platinum and palladium focused exploration, development and operating company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

The Company’s sole material mineral property is the Waterberg Project. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Principal Product

The Company’s principal product from the Waterberg Project, in accordance with the 2016 PFS, is planned to be a PGM bearing concentrate. The concentrate will contain certain amounts of eight elements comprised of platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel. Pursuant to the Implats Transaction, Implats has acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project.

Specialized Skill and Knowledge

Various aspects of The Company’s business require specialized skills and knowledge, including the areas of geology, engineering, operations, drilling, metallurgy, permitting, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting. The Company faces competition for qualified personnel with these specialized skills and knowledge, which may increase its costs of operations or result in delays.

Pursuant to the Implats Transaction, Implats is an active participant in the completion of a DFS for the Waterberg Project. Should Implats exercise the Purchase and Development Option, Implats will become the majority owner and will have the right to appoint the manager of the Waterberg Project. Implats is one of the world’s foremost fully integrated producers of platinum and associated PGEs. The group produces approximately a quarter of the world’s supply of primary platinum. Implats’ operations are located on the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe, two of the most significant PGE-bearing ore bodies in the world. In Southern Africa Implats is structured around five main operations namely Impala, Zimplats, Marula, Mimosa and Two Rivers with headquarters based in Johannesburg, South Africa.

Employees and Contractors

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 6 individuals. The Company’s complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 11 individuals, inclusive of 3 individuals active at the Waterberg Project conducting exploration and engineering activities related to the planned completion of a DFS expected in the first part of 2019. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required. Operations at the Waterberg Project are funded by Waterberg JV Co. and its shareholders.

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

Social or Environmental Policies

Corporate Social Responsibility

Being a responsible corporate citizen means protecting the natural environment associated with its business activities, providing a safe workplace for its employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where the Company operates so that it can enhance the lives of those who work and live there beyond the life of such operations. The Company takes a long term view of its corporate responsibility, which is reflected in the policies that guide its business decisions, and in its corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group. The Company’s goal is to ensure that its engagement with its stakeholders, including its workforce, industry partners, and the communities where it operates, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, the Company can address specific concerns of its stakeholders and work cooperatively and effectively towards achieving this goal.

Social and Labour Plans

The Waterberg Social and Labour Plan (the “Waterberg Social and Labour Plan”) is currently being developed pursuant to South African Department of Mineral Resources (“DMR”) guidelines for social and labour plans and a draft has been submitted in accordance with regulation 46 of the MPRDA together with the application for a mining right for the Waterberg Project. The objective of a social and labour plan is to align the Company’s social and labour principles with the related requirements established under Mining Charter 2018. These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project. Contractors will be required to comply with the Waterberg Social and Labour Plan and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc. In terms of human resources training, the Waterberg Social and Labour Plan will establish objectives for adult-based education training, learnerships and development of skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships. The Waterberg Social and Labour Plan will also plan to establish local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programmes for small scale industry, agriculture, entrepreneurship and health and education.

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

Black Economic Empowerment in the South African Mining Industry

The transition from an apartheid regime to a democratic regime brought with it a commitment by the South African state, as enshrined in the Constitution, to take legislative and other measures to redress the results of past racial discrimination against black South Africans, or as the MPRDA and Mining Charter defines them, “HDPs. Under the MPRDA, the concept includes any association, the majority of whose members are HDPs as well as juristic persons if HDPs own and control the majority of the shares and control the majority of the shareholders’ votes.

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

The regulatory regime governing the South African mining industry has therefore fundamentally changed over the past decade. Legislation governing mining and BEE within the mining sector includes, among other laws, the MPRDA, the Mining Codes and the Standards pursuant to the MPRDA, Mining Charter 2018, Mining Charter 2018 Scorecard and the Mining Titles Registration Act No. 16 of 1967 (as amended). The aforementioned legislation, however, is industry specific and the generic BEE regulatory framework in South Africa is regulated in terms of the BEE Act, which sets outs the South African government’s policy in respect of the promotion of BEE. The BEE Act also permits the Minster of Trade and Industry to publish generic BEE Codes of Good Practice (“Generic BEE Codes”), being codes of good practice that address, among other things, the indicators to measure BEE and the weightings to be attached to such indicators.

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

The provisions of section 3(2) set out in the BEE Amendment Act states that “in the event of any conflict between this Act and any other law in force immediately prior to the date of commencement of the Broad-Based Black Economic Empowerment Act, 2013, this Act prevails if the conflict specifically relates to a matter dealt with in this Act” (the “Trumping Provision”). The BEE Amendment Act provides that section 3(2) will come into effect one year after the date on which the President proclaims the BEE Amendment Act into law and therefore became operative on October 24, 2015. However, on October 30, 2015 the Minister of Trade and Industry exempted the DMR from applying the Trumping Provision until October 31, 2016 on the basis that the alignment of the Mining Charter 2018 with the BEE Act and the BEE Codes was still ongoing. There has not been a further extension of this exemption.

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

A code of good practice refers to the Generic BEE Codes or any sector-specific code of good practice which has been developed and gazetted in terms of the provisions of the BEE Act after consultation with the relevant industry stakeholders and the Department of Trade and Industry. It does not include Mining Charter 2018. The implications of the above provisions of the BEE Amendment Act are that unless a mining sector code is developed and gazetted, or unless a further exemption is granted by Ministers of Trade and Industry, the DMR would not be entitled to apply Mining Charter 2018 when issuing rights, permissions or permits (after commencement of the abovementioned sections of the BEE Amendment Act) and would be required to apply the Generic BEE Codes. While the target for ownership under the Generic BEE Codes is the same as in Mining Charter 2010 i.e. 26% (as opposed to the current Mining Charter 2018's 30%), the remaining elements in terms of which BEE compliance is measured are materially different from those set out in Mining Charter 2018. In addition, the extent of BEE compliance is determined under the Generic BEE Codes with reference to an entity’s overall score and corresponding BEE compliance level, and Mining Charter 2018s scorecard does not contain the same methodology. Thus, if the Generic BEE Codes were to apply to the mining industry, it would place the industry at a disadvantage and create uncertainty.

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

The DMR and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMR continues to apply the provisions of Mining Charter 2018 and not the Generic BEE Codes.

It is important to bear in mind that none of Mining Charter 2018, Mining Charter 2018 Scorecard or the Mining Codes are drafted as legislative documents. They are instruments of policy and as such are frequently ambiguous, loosely worded and difficult to interpret with precision.

The MPRDA seeks to facilitate participation by HDPs in mining ventures. Complying with the HDP regime is a prerequisite for being granted and maintaining prospecting and mining rights. Every application for a mining right under the MPRDA must demonstrate that the granting of such right will:

•	substantially and meaningfully expand opportunities for HDPs, including women, to enter the mineral and petroleum industry in order to benefit from the exploitation of the nation’s mineral and petroleum resources; and

•	promote employment and advance the social and economic welfare of all South Africans.

The Mining Charter

The original mining charter was developed to give substance and guidance to the empowerment provisions under MPRDA, which came into effect on May 1, 2004. The original mining charter set out a number of targets which were to be achieved by mining companies by 2009 and 2014. Among other targets, mining companies had to achieve a 15% HDP ownership by 2009 and a 26% HDP ownership by 2014. Ownership relates to ownership of mining assets, whether through the holding of equity, partnership, joint venture or direct holding.

Notwithstanding the uncertainties in BEE legislation applicable to mining companies with regard to the measurement of HDP ownership, it is accepted practice (as confirmed in section 2.1.2 of the Mining Codes) that the so-called flow-through and modified flow-through principles are applicable to the calculation of indirectly held HDP interests (i.e. where there is partial HDP ownership in a corporate structure above the level of the company holding the prospecting or mining right). In terms of the flow-through principle, the level of indirect ownership, proportionally reduced to reflect partial HDP shareholding in intermediate companies, would be calculated to determine the proportional indirect HDP shareholding in the company holding the right. Under the modified flow-through principle, a company with more than 51% HDP ownership (defined as a Historically Disadvantaged Persons Owned and Controlled Company in Mining Charter 2018) may, at any one level in a corporate structure, attribute 100% HDP ownership to that company for the purposes of applying the flow-through principle.

On September 13, 2010, the Mining Charter, 2010 came into effect setting targets (some of which remained the same as those in the original mining charter) to be achieved by mining companies by December 31, 2014 (the implementation of which needed to be reported to the DMR by mining companies in 2015), which targets included:

•

Ownership: this entails 26% meaningful economic participation by HDPs and 26% full shareholder rights for HDPs. Mining Charter 2010 refers to BEE entities as opposed to HDP companies but retains the 26% ownership target.

•	Housing and living conditions: occupancy rate of employee accommodations of one person per room and all conversion of employee hostels must be fully achieved.

•	Procurement and enterprise development:

•	a minimum procurement of 40% of capital goods, 70% of services and 50% of consumer goods from BEE entities; and

•

ensure that multinational suppliers of capital goods contribute at least 0.5% of their annual income generated from local mining companies towards a fund for the purposes of socio- economic development of local communities.

•	Employment equity: 40% HDP participation at Board level, at executive committee level, in middle management, in junior management and 40% HDP participation within core skills.

•	Human resource development: 5% human resource development expenditure focused on HDPs as a percentage of total annual payroll.

•	Mine community development: implementation of approved community projects.

•	Sustainable development and growth:

•	implementation of approved EMP measured annually against the approved plans;

•	implementation of action plans on health and safety measured annually against the approved plans; and

•	utilization of South African based research facilities for the analysis of all South African sourced mineral samples.

•	Beneficiation: contribute a percentage of additional production volume towards local beneficiation of mineral commodities in accordance with the beneficiation strategy introduced pursuant to the terms of section 26 of the MPRDA. No such strategy has yet been finalized.

•	Reporting: submission of annual reports to the DMR in respect of compliance with Mining Charter 2018 2010.

Mining Charter 2010 included targets, measures and weightings by which mining right holders were assessed against the obligations according to Mining Charter 2010 Scorecard. Failure of a company to meet its obligations in relation to Mining Charter 2010 could lead to the suspension or cancellation of its New Order Rights and could have a negative impact on applications for New Order Rights.

The application for the Waterberg Project Mining Right will be adjudicated upon and granted in accordance with the ownership requirements of Mining Charter 2010, given that it was lodged and accepted prior to the coming into force of the current Mining Charter 2018.

On September 27, 2018, the Minister of Mineral Resources announced the implementation of Mining Charter 2018 which sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders.

Mining Charter 2018 provides for the publication of 'Implementation Guidelines' by November 27, 2018. This creates greater uncertainty in measuring a mining right holder's progress towards, and compliance with, its commitments under Mining Charter 2018.

Under Mining Charter 2018, new mining rights holders will be required to have a minimum 30% BEE shareholding (a 4% increase from the required 26% under the Mining Charter 2010) which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Once the Waterberg Project Mining Right is granted, Waterberg JV Co. will have a period of 5 years within which to increase its BEE shareholding to 30%. Mining Charter 2018 remains unclear as to whether such shareholding will be required to be distributed amongst employees, communities and black entrepreneurs as detailed below, and if so, in what percentages.

A new mining right granted after the coming into effect of Mining Charter 2018 must have a minimum of 30% BEE shareholding, applicable for the duration of the mining right, which must be distributed as to (i) a minimum of 5% non-transferable carried interest to qualifying employees; (ii) a minimum of 5% non-transferrable carried interest to host communities, or a minimum 5% equity equivalent benefit; and (iii) a minimum of 20% effective ownership in the form of shares to a BEE entrepreneur, a minimum of 5% which must preferably be for women.

The equity equivalent benefit relating to communities refers to a 5% equivalent of the issued share capital, at no cost to a trust or similar vehicle set up for the benefit of host communities. The intention behind introducing this alternative is so that communities accessing the benefit of ownership will not be delayed. The host community would receive an economic benefit as if it was the holder of a 5% equity interest.

The carried interest of 5% to each of the community and the employees must be issued to them at no cost and free of encumbrance. The costs to the right holder of such issue can be recovered from the development of the mineral asset.

Mining right holders may claim an equity equivalent offset against a maximum 5% of a BEE Entrepreneur shareholding for beneficiation in accordance with a DMR approved Beneficiation Equity Equivalent Plan.

The Mining Charter 2018 also sets deadlines by which the BEE Shareholding must vest for new rights, namely a minimum of 50% must vest within two thirds of the duration of a mining right; and the prescribed minimum 30% target shall apply for the duration of a mining right.

Existing mining right holder who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018 will be recognized as BEE ownership compliant for the duration of the mining right, but not for any period of renewal thereof.

A mining right holder will be required to invest in Human Resource Development by paying 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programmes, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

Mining right holders must promote economic development through developing and/or nurturing small, medium and micro enterprises and suppliers of mining goods and services. Within 6 months of implementation of the Mining Charter 2018, right holders must submit a 5-year plan indicating incremental implementation of inclusive procurement targets.

Holders must spend a minimum of 70% of their total mining goods procurement expenditure (excluding non-discretionary expenditure) on South African Manufactured Goods (with a local content of at least 60%) on procurement from stipulated BEE entities.

Mining right holders may invest in enterprise and supplier development against which they may offset their procurement obligations in accordance with the prescripts laid down In the Mining Charter 2018.

A minimum of 70% of a holder's total research and development budget must be spent on South African based research and development entities, either in the public or private sector and only South African based companies or facilities can be utilized for the analysis of all mineral samples across the mining value chain.

Mining Charter 2018 also provides for minimum employment equity thresholds at various levels of management. These include -

o	Board - a minimum of 50% are HDP's, 20% of which must be women;

o	Executive Management - a minimum of 50% are HDP's at the executive director level as a percentage of all executive directors proportionally represented, 20% of which must be women;

o	Senior Management - a minimum of 60% are HDP's proportionally represented, 25% of which must be women;

o	Middle Management - a minimum of 60% are HDP's, proportionally represented, 25% of which must be women;

o	Junior Management - a minimum of 70% are HDP's proportionally represented, 30% of which must be women;

o	Employees with disabilities - a minimum of 1.5% employees with disabilities as a percentage of all employees, reflective of national or provincial demographics.

Mining right holders must also develop and implement a career progression plan (aligned with its Social and Labour Plan) consistent with the demographics of South Africa, which plan must provide for (i) career development matrices of each discipline (inclusive of minimum entry requirements and timeframes); (ii) develop individual development plans for employees; (iii) identify a talent pool to be fast tracked in line with needs; and (iv) provide a comprehensive plan with targets, timeframes and how the plan would be implemented.

Mining right holders must meaningfully contribute towards Mine Community Development with biasness towards mine communities both in terms of impact as well as in keeping with the principles of the social license to operate. This element, together with the ownership element are ring-fenced and require 100% compliance at all times. In consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, mining right holders must identify developmental priorities of mine communities and make provision for such priorities in prescribed and approved SLPs, to be be published in English and one or two other languages commonly used within the mine community. Mining right holders who operate in the same area may collaborate on certain identified projects to maximize the socio-economic development impact in line with SLPs.

Holders must implement 100% of their SLP commitments in any given financial year of the mining right holder. Any amendments and/or variations to commitments set out in SLPs (including budgets) shall require approval in terms of section 102 of the MPRDA, and right holders will be required to consult with mine communities.

Housing and living conditions for mine workers as stipulated in the Housing and Living Conditions Standards, developed in terms of section 100(1)(a) of the MPRDA, including decent and affordable housing, provision for home ownership, provision for social, physical and economic integration of human settlements, secure tenure for the employees in housing institutions, proper health care services, affordable, equitable and sustainable health system and balanced nutrition. Under Mining Charter 2018, holders must submit housing and living conditions plans to be approved by the DMR after consultation with organized labor and the Department of Human Settlement. To provide clear targets and timelines for purposes of implementing the aforesaid housing and living condition principles, the Housing and Living Conditions Standard Guidelines shall be reviewed by the DMR within the near future.

Mining Charter 2018 provides, for the first time, a regime for junior miners who meet the qualifying criteria and grants such companies exemption from certain elements/targets. The regime for junior mining companies is limited to mining right holders who, either through holding a single or multiple mining rights, have a combined annual turnover of less than R150 million.

Mining right holders who have a turn-over of less that R10 million per annum are exempt from the following elements/targets set out in the Mining Charter 2018: Employment Equity Targets (if they have less than 10 employees); Inclusive Procurement Targets; as well as Enterprise and Supplier Development Targets, and are required to only comply with the following elements/targets Ownership element (but undefined as to composition of BEE shareholding); Employment Equity Targets (if they have more than 10 employees); Human Resource Development Targets; and Mine Community Development Targets. Mining right holders who have a turn-over of between R10 million and R 50 million per annum are required to comply with the following elements/target: Ownership element (but undefined as to composition of BEE shareholding); Human Resource Development Targets; Inclusive Procurement Targets; Employment Equity Targets (at group level); and Mine Community Development Targets.

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

New order rights can be suspended or cancelled by the Minister if a holder has breached its obligations under the terms of the rights and has failed to remedy such breach after written notice of the breach from the Minister and after being given an opportunity to respond. In addition, mining rights could potentially be cancelled for non-compliance with the Mining Charter 2018.

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

Environment

South Africa has a comprehensive and constantly evolving environmental regulatory framework, particularly relating to mining. The Constitution entrenches the right to an environment that is not harmful to human health or well-being and imposes a duty to protect the environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and National Environmental Management Act (“NEMA”) grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, such that claims can be made against private and public entities and the South African government.

Environmental impacts of mineral resource operations (including prospecting and mining of mineral resources and exploration and production of petroleum) are, at present, primarily regulated by four pieces of legislation, namely, the MPRDA, NEMA, National Environmental Management: Waste Act (“NEMWA”) and National Water Act (“NWA”).

South African environmental law is largely permit-based and requires businesses whose operations may have an environmental impact to obtain licenses and authorizations principally from the DMR and the DWS, which often contain stringent conditions.

Environmental legislation also stipulates general compliance requirements. It incorporates a “polluter pays” principle and also imposes a duty on a group of specified parties wider than the actual polluter to take reasonable measures to assess, prevent and address pollution (even that which was authorized by law). This duty is retrospective in its application. A failure to take such measures may result in governmental authorities taking measures against, and recovering costs from, a wider range of parties than the one on whom the duty primarily rests. This latter group includes a successor in title to a property and, based on international jurisprudence, is wide enough to include a lender or a shareholder of a company who caused the pollution, although the potential liability of shareholders and lenders has not yet been considered by South African courts.

NEMA provides for the appointment of Environmental Management Inspectors and Environmental Mineral Resource Inspectors at the Department of Environmental Affairs (“DEA”) and DMR respectively.

These inspectors have wide-ranging powers and can undertake both announced and unannounced inspections and investigations. Criminal prosecutions have been initiated and directives and compliance notices issued following a number of these inspections.

Under NEMA, it is a criminal offence for any person unlawfully and intentionally or negligently to commit any act or omission which causes, has caused or is likely to cause significant environmental pollution or degradation or unlawfully and intentionally or negligently commit any act or omission which detrimentally affects or is likely to affect the environment in a significant manner. A maximum criminal fine of up to Rand 10 million and/or a prison term of up to ten years may be imposed for such an offence. The NWA establishes a similar criminal offence in relation to water pollution.

Directives or compliance notices can also be issued under NEMA, the MPRDA or the NWA for the temporary or permanent shut down of facilities at a mining operation or the entire mining operation, due to environmental transgressions. NEMA also provides that directors and certain company officers can also be held liable in their personal capacity for the costs of rehabilitating environmental pollution or degradation.

The environmental regulation of mining has undergone a transition. NEMA is now the primary environmental legislation regulating mining and not the MPRDA. Due to this transition, the majority of the MPRDA’s environmental regulation provisions were deleted (“Pre-MPRDA Amendment Act Environmental Provisions”) and the National Environmental Management Laws Amendment Act, No. 25 of 2014 (“NEMLAA”) introduced specific provisions regulating mining into NEMA. The Minister of Mineral Resources has however retained the bulk of his environmental regulation competencies under the NEMLAA’s amendments, to be undertaken in accordance with NEMA. This transition has created some gaps which include that not all of the necessary amendments have yet commenced under the MPRDA and certain regulations under NEMA are outstanding.

Under the Pre-MPRDA Amendment Act Environmental Provisions, before 8 December 2014, environmental management plans and environmental management programmes (“EMPs”) were required to be approved by the relevant delegated authority at the DMR before a prospecting right or mining right respectively became effective.

In addition to requiring that an EMP be approved under the MPRDA, an environmental authorization (“EA”) was required for certain activities that are incidental to mining, listed in a series of Environmental Impact Assessment ("EIA") Regulations published under the NEMA. This includes vegetation clearance; construction of roads, facilities in proximity to a watercourse and facilities that may cause pollution; and storage of dangerous goods, where the activities exceeded specified thresholds (“Listed Activities”). An EA was not required for mining or prospecting activities.

This position changed on 8 December 2014 when the 2014 EIA Regulations commenced under NEMA, replacing the 2010 EIA Regulations. Mining and prospecting activities that commenced after this date required an EA, as do associated infrastructure and earthworks directly related to the prospecting and extraction of a mineral resource.

There are presently no provisions in force in the MPRDA or NEMA deeming EMPs approved under the MPRDA to be EAs issued under the NEMA, which creates gaps in relation to the obligations of mineral right holders with an approved EMP. Certain 2013 amendments to the MPRDA (following the implementation of the Mineral and Petroleum Resources Development Act No. 49 of 2008 (“MPRDA Amendment Act, 2008”)) introduced a deeming provision however it has not yet commenced. This provision provides that an EMP approved under the MPRDA before and at the time of the NEMA coming into force will be deemed to have been approved and an EA issued in terms of NEMA. The Amendment Bill proposes to amend the MPRDA Amendment Act, 2008’s deeming provision to correct the incorrect reference of the NEMA to the NEMLAA. The Amendment Bill has however not yet been enacted into law. There are also no transitional provisions deeming approvals to EMP applications that were submitted before NEMLAA and approved after NEMLAA to be deemed to be EAs. This has created the situation where strictly speaking applicants for mineral rights are now required to submit an application for an EA, despite an application for EMP approval being previously submitted. In practice however, the DMR views EMPs submitted under the MPRDA to be EAs.

NEMA requires an EA before Listed Activities commence and it is a criminal offence to commence such Listed Activity without the required EA. A person who has commenced a Listed Activity without an EA may apply for rectification of this state of affairs but would be required to pay a maximum administrative fine of R5 million, and may also face criminal penalties.

Under the NWA, water cannot be owned, but is instead held in trust for the people of South Africa under the State’s custodianship. A water use license (“WUL”) is required to undertake certain water uses specified in the NWA. This includes water storage; abstraction; disposal of waste water into the environment; dewatering a mine; and impacting on watercourse’s flow. Generally, large scale water users, such as mines, are required to either apply for WULs or, in certain cases, only to register water uses if small water volumes are abstracted or stored or the impacts to watercourses are low. In certain instances, an entity may continue with a water use that was conducted lawfully prior to 1998 under the predecessor to the NWA, the Water Act, No. 54 of 1956, without the requirement for a WUL. Conducting a water use without the required WUL is unlawful.

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

NEMWA regulates the storage, treatment, recycling and disposal of waste, among other things, including waste generated by the mining sector. Its provisions are also relevant generally to the Company’s operations. Waste management licenses (“WMLs”) are required for certain waste management activities, dependent on certain thresholds in relation to the waste. Although WMLs are generally not required for waste storage, such activities must comply with certain norms and standards. Residue stockpiles and deposits relating to prospecting, mining, exploration or production activities regulated under the MPRDA were previously exempt from NEMWA. This was changed by amendments under the NEMLAA and WMLs were required from the Minister for residue stockpiles and deposits since September 2, 2014, if they constitute “waste” and if they fall above the thresholds for which a WML is required, unless an entity “lawfully conducted” these activities prior to September 2, 2014. The National Environmental Laws Amendment Bill B14D-2017 ("NEMA Bill") has proposed amendments to NEMWA such that the regulation of residue stockpiles and deposits are removed from NEMWA and will be regulated by NEMA. If so, WMLs will not be required for residue stockpiles and deposits. In terms of the 2014 EIA Regulations, an EA would however be required.

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

Under the MPRDA and NEMA, when the Minister issues a closure certificate, he may retain any portion of such financial provision for latent and residual safety, health or environmental impact which may become known in the future.

The Pre-MPRDA Amendment Act Environmental Provisions required that financial provision for environment rehabilitation and closure costs must be provided by an applicant for a mineral right prior to the approval of an EMP. NEMA now requires that this financial provision must be made prior to the issuing of an EA under NEMA.

New Financial Provision Regulations in regard to rehabilitation were published under NEMA on November 20, 2015, which have been highly contentious due to gaps and contradictions with the Income Tax Act No. 58 of 1962; MPRDA and NEMA. They will require a substantial increase in financial provision required for rehabilitation, as they are far more onerous and now require financial provision to be provided for annual rehabilitation and, more significantly, the remediation of latent or residual environmental impacts which may become known in the future including the pumping and treatment of polluted or extraneous water (“Future Rehabilitation”). The Minerals Council of South Africa (formerly the Chamber of Mines) has stated that the Financial Provision Regulations could have a crippling effect on the mining industry. The Financial Provision Regulations are the subject of a recent High Court application for an order clarifying their legality and/or meaning. Two sets of proposed amendments were published to the Financial Provision Regulations which, if enacted into law, may resolve some of the gaps and contradictions. A further set of proposed amendments is anticipated to be published shortly. An extension has been granted for compliance with the Financial Provision Regulations to February 2020. This extension is ambiguously drafted but appears to apply to companies who submitted an application for a mining right or holders of rights where the application was submitted or right was granted prior to the Financial Provision Regulations coming into force on 20 November 2015. Applicants for new mining rights submitted after 20 November 2015 are however still required to provide financial provision in terms of the Financial Provision Regulations. Trust funds may only be used for Future Rehabilitation and not annual or final rehabilitation (being the decommissioning and closure of the prospecting, exploration, mining or production operations at the end of the life of operations). The financial vehicle used for Future Rehabilitation must, on issuance of a closure certificate, be ceded to the Minister or if a trust fund is used, the trustees must authorise payment to the Minister. The aforesaid is contradictory to the Minister’s discretion in the MPRDA and NEMA to retain a portion of the financial provision.

A mining or prospecting right can be suspended or cancelled under the MPRDA or a mining right application may be refused if there is non-compliance with environmental legislation.

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

Exchange Control

South African law provides for Exchange Control which, among other things, regulates the flow of capital from the Common Monetary Area of South Africa, Namibia, Lesotho and eSwatini (formerly ESwatini) (“CMA”). The Currency and Exchanges Act, No. 9 of 1933 empowers the President of South Africa to make regulations in regard to any matter directly or indirectly relating to currency, banking or exchanges. The Minister of Finance is responsible for all matters regarding exchange control policy, and certain of these powers and functions have been delegated to the South African Reserve Bank, more specifically the Financial Surveillance Department.

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

However, there are no exchange control restrictions between the members of the CMA as they form a single exchange control territory. Lesotho, Namibia and Eswatini have their own exchange control authorities as well as their own acts or regulations and rulings but in terms of the Common Monetary Area Agreement, their application must be at least as strict as that of South Africa. Accordingly, the Company will not require the approval of the Financial Surveillance Department for investments and transfers of funds from South Africa to other CMA countries.

Carbon Tax/Climate Change Policies

After having published a number of papers on the introduction of a carbon tax, the South African government released the Second Draft Carbon Tax Bill 2017 (the “Bill”) published in December 2017, together with an Explanatory Memorandum in respect of the Bill (the “Explanatory Memorandum”). The Bill was open for comment until March 9, 2018 and is now being considered by the South African Parliament. The South African Minister of Finance recently announced that carbon tax will be implemented from June 1, 2019.

In terms of the Paris Agreement under the United Nations Framework Convention on Climate Change, South Africa’s greenhouse gas (“GHG”) emissions are said to firstly peak from the period 2020 until 2025, then plateau from the period 2025 until 2035, whereafter GHG emissions are said to decline from 2036. The introduction of carbon tax will also take place in a phased manner, which allows for developmental challenges faced by South Africa, encourages investment in more energy efficient technology and ensures that South Africa’s competitiveness is not being compromised.

The South African national treasury noted in the Explanatory Memorandum that the impact of the first phase has been designed to be revenue neutral, and revenues will be recycled by way of reducing the current electricity generation levy, credit rebate for the renewable energy premium, as well as a tax incentive for energy efficiency savings.

Section 5 of the Bill proposes that the rate of carbon tax will be R120 per ton of carbon dioxide (CO2e) above the tax free allowances, with an annual increase of the consumer price inflation plus 2% until December 31, 2022. Following December 31, 2022, the rate of the increase is required to be made in line with inflation as determined by Statistics South Africa going forward.

Sections 7 to 13 of the Bill allows for the following tax-free allowances which were extensively considered following the publication of the First Draft Carbon Tax Bill 2015 (First Bill), and commented upon in the 2015 First Bill Response Document:

•	basic allowance for fuel combustible emissions of 60%;

•	allowance for industrial process emissions of 10%;

•	allowance in respect of fugitive emissions of 10%;

•	trade exposure allowance of up to a maximum of 10%;

•	performance allowance not exceeding 5% of the total GHG emissions of the taxpayer;

•	carbon budget allowance of 5% for companies who have a carbon budget, which means a limit on total GHG emissions from a specific company, within a specific period of time; and

•	carbon offset allowance of either 5% or 10%.

On November 12, 2018 the National Treasury published the Draft Regulation on the Carbon Offset for a second round of public comment and further consultation. These draft regulations specifically address the carbon offset allowance. Only certain new approved projects will qualify, including clean development mechanism projects under the Kyoto Protocol (an amendment to the United Nations International Treaty on Global Warming in which participating nations commit to reducing their emissions of carbon dioxide, negotiated in Kyoto, Japan, in 1997), verified carbon standard projects, and gold standard projects. The offset may be utilised for periods ranging between 7 and 100 years, depending on the project. Various administrative procedures have been prescribed for registering for and claiming the offset allowance.

A taxpayer is only entitled to receive the sum of the allowances mentioned above in respect of a tax period to the extent that the sum of the allowances does not exceed 95% of the total GHG emissions.

Taking into account the tax-free thresholds, this would imply that an initial effective carbon tax rate will be as low as R6 to R48 per ton CO2e.

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

The Companies Act has also introduced fairly extensive regulation of financial assistance given among related and inter related companies, in that there must be shareholder approval, compliance with solvency and liquidity tests, and fairness and reasonableness in relation to such financial assistance. This for instance affects intra group loan and security arrangements, as well transactions with third parties where guarantees or other security within a group of companies is given. This affects financial assistance given by South African companies and would accordingly affect financial assistance given by South African companies to non-South African related entities.

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

Dealing in Precious Metals

All operations which acquire, refine, beneficiate, possess or dispose of gold, any metals of the platinum group, or any ores of such metals, are required to obtain authorisations to do so under the Precious Metals Act No. 37 of 2007. These authorisations include metal beneficiation licences, refining licences and precious metals export approvals. Applications for such authorisations must be made to the South African Diamond and Precious Metals Regulator. Refining licences can be issued for up to 30 years, whilst precious metals beneficiation licences can be issued for periods of up to ten years. The issue of certain licences under the Precious Metals Act requires that the applicant be complaint with the BEE provisions of the Mining Charter 2018.

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

In addition to the legislative framework aimed at promoting local beneficiation of minerals, the DMR has developed and adopted a beneficiation strategy which identifies value chains for the purpose of beneficiation of certain minerals in South Africa (which is also in line with the developmental goals set-out in the National Development Plan adopted by the South African government). The Mining Charter 2018 (as discussed above) also includes an incentive for mining companies to offset the value of the level of beneficiation achieved by the company against a portion of its BEE Entrepreneur ownership requirement, not exceeding 15%, in an effort to promote local beneficiation.

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

The Company’s material subsidiaries as at August 31, 2018 were comprised of one wholly-owned company, a 49.9% holding in a second company, and a direct and indirect 50.02% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa. The following chart represents the Company’s corporate organization as at the date of filing of this Annual Report:

Notes

(1)	Remaining 50.1% interest owned by Mlibo Gladly Mgudlwa and Luyanda Mgudlwa. Qualified BEE Co.

(2)	Remaining interest owned as to 21.95% by Japan Oil Gas and Metals Corp. and 15% by Impala Platinum Holdings Ltd.

As at the date of filing of this Annual Report, the Company’s only material mineral property is the Waterberg Project (the “Waterberg Project”), which is comprised of two adjacent project areas formerly known as the Waterberg Joint Venture Project and the Waterberg Extension Project. The Waterberg Project is held by Waterberg JV Co., in which the Company is the largest owner, with a 50.02% beneficial interest, of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA’s 49.9% interest in Mnombo, a Broad-Based Socio-Economic Empowerment (“BEE”) company which holds 26.0% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held as to 21.95% by a nominee of JOGMEC and 15.0% by Implats. PTM RSA is the manager of Waterberg JV Co. Waterberg JV Co. and its shares are governed by a shareholders agreement (the “Waterberg Shareholders Agreement”) and its memorandum of incorporation. To cause the board of directors of Waterberg JV Co. to take action, PTM RSA must generally obtain the approval of the board representatives of at least one other shareholder, which may be Mnombo, in which the Company has a 49.9% interest. In addition, certain matters must be approved by a majority, 80% or 90% vote of the Waterberg JV Co. shareholders, depending on the matter, or, in certain cases, by specific shareholders. The Waterberg Shareholders Agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

Implats has been granted a call option exercisable in certain circumstances to purchase and earn into a 50.01% interest in Waterberg JV Co. For more detail about the Implats Transaction see “Item 4.A. – Recent Developments – November 2017 – Implats Transaction”

D.	Property, Plants and Equipment

Material Mineral Property Interests

Waterberg Project

The Waterberg Project is located 85 km north of the town of Mokopane (formerly Potgietersrus) in the province of Limpopo, South Africa, approximately 330 km NW from Johannesburg. The property covers 99,244.79 hectares and is approximately centred on UTM coordinate (Latitude 23°21′53” S, Longitude 28°48′ 23” E)”. Elevation ranges from approximately 880 to 1365 meters above sea level.

Waterberg JV Co. holds active prospecting rights covering an area of 92,672.15 hectares. An application for a mining right covering an area of 20,482.42 hectares was filed with the DMR Polokwane Regional Office and was accepted on September 14, 2018 for consideration. The mining right application area consists of farms of active prospecting rights and farms of prospecting rights which expired after the mining right application was filed. The rights of the holder to minerals from both active and expired prospecting rights remain in place when covered by a valid mining right application or granted mining right. The total project area, including active prospecting rights and the mining right application, covers a total of 99,244.79 hectares.

Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question. On October 10, 2018 the Company announced that mining right application for the Waterberg Project recently filed by Waterberg JV Co. had been accepted by the DMR for consideration.

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

The Waterberg Project is located on a newly-discovered extension of the Northern Limb of the Bushveld Complex. Anglo American Platinum Limited’s (“Amplats”) Mogalakwena mine is a Platreef asset also located on the Northern Limb. The detailed scope of work for the DFS has been agreed. The DFS will investigate two options - a 600,000 tonne per month mine (744,000 ounces PGEs per year), and a second lower capital option at 250,000 to 350,000 tonnes per month. The selection of the DFS team has also been agreed and tenders for engineering groups have been completed and Stantec and DRA have been selected as the lead independent project engineers. A substantial portion of the Waterberg Project prospecting area remains unexplored.

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

Technical Report – Waterberg

Technical information in this Annual Report regarding the Waterberg Project is derived from the October 2018 Waterberg Report. In addition to the October 2018 Waterberg Report, a SAMREC 2016 compliant Mineral Resource statement has been prepared and signed-off by the Independent Geological Qualified Person. The Independent Geological Qualified Person for the October 2018 Waterberg Report and the companion SAMREC Mineral Resource statement is Mr. Charles J Muller, (B.Sc. (Hons) Geology) Pr. Sci. Nat. (Reg. No. 400201/04), CJM Consulting (Pty) Ltd. The following summary is qualified in its entirety with reference to the full text of the October 2018 Waterberg Report, which is incorporated by reference herein. The use of “$” in the October 2018 Waterberg Report denotes USD.

The October 2018 Waterberg Report supersedes the Company’s prior technical report and pre-feasibility study with respect to the Waterberg Project. Prior technical reports and studies relating to the Waterberg Project should no longer be relied upon.

The October 2018 Waterberg Report has been evaluated and prepared in accordance with NI 43-101 to comply with the requirements for a mineral resource estimate. The October 2018 Waterberg Report complies with disclosure and reporting requirements set forth in the TSX Manual, NI 43-101 Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101. The October 2018 Waterberg Report includes measured, indicated and inferred mineral resources. Only measured and indicated resources will be incorporated into the mine plan and financial model for the DFS now in process. The reader is cautioned that all estimates of mineral resources have been prepared in accordance with NI 43-101 and the Company has not disclosed or determined any mineral reserves under SEC Industry Guide 7 standards.

Waterberg Project Summary

(Excerpted from the October 2018 Waterberg Report)

Introduction

CJM Consulting (South Africa) Pty Limited (CJM) was requested by Waterberg JV Resources (Pty) Ltd. (Waterberg JV Resources), on behalf of Platinum Group Metals Ltd (PTML), the issuer, to complete an Independent Technical Report on the update for the Mineral Resources Waterberg Project. The project covers a buried portion of the Northern Limb of the Bushveld Complex where a deposit containing Platinum Group Metals (PGMs), gold and base metals (Cu, Ni) was discovered through drilling. The objective of this report is to provide an update to the Mineral Resources on the Waterberg project, in accordance with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101 as well as the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code), 2016 edition.

Project Area and Location

The Waterberg Project is located some 85 km north of the town of Mokopane (formerly Potgietersrus), within Limpopo Province, South Africa and covers an area along the strike length of the previously unknown northward extension of the Bushveld Complex. The Project can be accessed via dirt roads exiting off sealed highway N11.

Waterberg Project

The Waterberg Project is comprised of several prospecting rights and a pending mining right application covering an area of 99,244.79 ha. The Project is owned by a consortium consisting of Platinum Group Metals Ltd., Mnombo Wethu Consultants (Pty) Ltd. (Mnombo), Japan Oil, Gas and Metals National Corporation (JOGMEC) and Impala Platinum Holdings Ltd. (Implats). The area of the prospecting rights extends some 39 km from north to south and 36 km from east to west. A Mining Right Application was filed over the mineral resource area and this application was accepted on September 14, 2017 for consideration by the Department of Mineral Resources. The process of consultation for the Mining Right and Environmental Assessment has commenced.

The Project Area is an extension of the trend at the northern tip of the Bushveld Complex and the discovery is the result of some detailed geophysical, geochemical and geological work that indicated potential for a package of Bushveld Complex rocks under the Waterberg Group sedimentary cover rocks.

Geological Setting, Deposit Type And Mineralisation

The Bushveld and Molopo Complexes in the Kaapvaal Craton are two of the most well-known mafic/ultramafic layered intrusions in the world. The Bushveld Complex was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites. It is estimated to exceed 66,000 km2 in extent, of which about 55% is covered by younger formations. The Bushveld Complex hosts several layers rich in Platinum Group Metals (PGM), chromium and vanadium, and constitutes the world's largest known Mineral Resources of these metals.

The Waterberg Project is situated off the northern end of the previously known Northern Limb of the Bushveld Complex, where the mafic rocks have a different sequence to those of the Eastern and Western Limbs of the Bushveld Complex.

PGM mineralisation within the Bushveld package underlying the Waterberg Project is hosted in two main layers: T Zone and F Zone.

The T Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone. Although the T Zone consists of numerous mineralised layers, three potential economical layers were identified, TZ, T1 and T0 - Layers. They are composed mainly of anorthosite, pegmatoidal gabbros, pyroxenite, troctolite, harzburgite, gabbronorite and norite.

The F Zone is hosted in a cyclic unit of olivine rich lithologies towards the base of the Main Zone towards the bottom of the Bushveld Complex. This zone consists of alternating units of harzburgite, troctolite and pyroxenites. The F Zone was divided into the FH (harzburgite) and FP (pyroxenite) layers. The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite.

Project Geology

The Waterberg Project is located along the strike extension of the Northern Limb of the Bushveld Complex. The geology consists predominantly of the Bushveld Main Zone gabbros, gabbronorites, norites, pyroxenites and anorthositic rock types with more mafic rock material such as harzburgite and troctolites that partially grade into dunites towards the base of the package. In the southern part of the project area, Bushveld Upper Zone lithologies such as magnetite gabbros and gabbronorites do occur as intersected in drillhole WB001 and WB002. The Lower Magnetite Layer of the Upper Zone was intersected on the south of the project property (Disseldorp 369 LR) where drillhole WB001 was drilled and intersected a 2.5 m thick magnetite band.

On the property, the Bushveld package strikes south-west to north-east with a general dip of 34º - 38º towards the west is observed from drillhole core for the layered units intersected on Waterberg property within the Bushveld Package. However, some structural blocks may be tilted at different angles depending on structural and /or tectonic controls.

The Bushveld Upper Zone is overlain by a 120 m to 760 m thick Waterberg Group which is a sedimentary package predominantly made up of sandstones, and within the project area the two sedimentary formations known as the Setlaole and Makgabeng Formations constitute the Waterberg Group. The Waterberg package is flat lying with dip angles ranging from to 2º to 5º.

Exploration Status

The Waterberg Project is at an advanced project that has undergone preliminary economic evaluations, and a Pre-Feasibility Study, which have warranted further work. Drilling to date has given the confidence to classify Mineral Resources as Inferred, Indicated and Measured. A Definitive Feasibility Study is in progress at the time of this report.

Sample Preparation

The sampling methodology concurs with Waterberg JV Resources’ protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit, with enough shoulder sampling to ensure the entire economic zones are assayed.

Analysis

For the present database, field samples were analysed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa). Genalysis (Australia) is used for referee test work to confirm the accuracy of the primary laboratory.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed, and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10 mm. The samples are then milled for 5 minutes to achieve a fineness of 90% less than 106 μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for Pt (ppm), Pd (ppm) Rh (ppm) and Au (ppm) by standard 25 g lead fire-assay using a silver collector. Rh (ppm) is assayed using the same method but with a palladium collector and only for selected samples. After pre-concentration by fire assay the resulting solutions are analysed using ICP-OES (Inductively Coupled Plasma–Optical Emission Spectrometry).

The base metals (copper, nickel, cobalt and chromium) are analysed using ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) after a multi-acid digestion. This technique results in “almost” total digestion.

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The data is considered to be reliable and suitable for Mineral Resource estimation.

Drilling

The data from which the structure of the mineralised horizons was modelled, and grade values estimated were derived from a total of 359 932 meters of diamond drilling. This report updates the Mineral Resource estimate using this dataset. The drillhole dataset consists of 437 drillholes and 585 deflections, at the date of drill data cut-off (July 18, 2018).

The management of the drilling programmes, logging and sampling were undertaken from three facilities: one at the town of Marken in Limpopo Province, South Africa and the other on the farm Goedetrouw 366LR within the prospecting right area or at an exploration camp on the adjacent farm Harriet’s Wish.

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site daily by Waterberg JV Resources personnel and transported to the coreyard. Before the core is taken off the drilling site, core recovery and the depths are checked. Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist.

Quality Control And Quality Assurance

Waterberg JV Resources have instituted a complete QA/QC programme including the insertion of blanks and certified reference materials as well as referee analyses. The programme is being followed and is to industry standard. The data is as a result, considered reliable in the opinion of the Qualified Person.

Mineral Resources

This report documents the Mineral Resource estimate - Effective Date: September 27, 2018. Infill drilling over portions of the project area and new estimation methodology has made it possible to estimate a new Mineral Resource estimate and upgrade portions of the Mineral Resource to the Measured category. All the joint venture partners have been involved in the development of the latest Mineral Resource model, appropriate cut-off grades, economic parameters and Mineral Resource model criteria. It has been determined in relation to basic working costs and in consideration of the overall resource envelope for the deposit, that at a 2.0 g/t cut-off grade the deposit has a reasonable prospect of economic extraction. The Mineral Resource Statement is summarised in Table 1. Notwithstanding the above, for purposes of the DFS, sensitivity analysis and comparison to the 2016 PFS, which utilized a 2.5 g/t 4E cut-off grade, a Mineral Resource estimate at a 2.5 g/t cut-off grade is the preferred scenario (Table 2).

Table 1: Summary of Mineral Resource effective September 27, 2018 on a 100% project basis at 2.0 g/t (4E) cut-off
T Zone at 2.0 g/t (4E) cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.0	3 440 855	1.13	1.97	0.04	0.90	4.04	0.160	0.080	13 901	0.447
Indicated	2.0	22 997 505	1.22	2.06	0.03	0.79	4.10	0.186	0.090	94 290	3.031
M+I	2.0	26 438 360	1.21	2.05	0.03	0.80	4.09	0.183	0.089	108 191	3.478
Inferred	2.0	25 029 695	1.17	1.84	0.03	0.60	3.64	0.137	0.069	91108	2.929
Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.0	48.8	1.0	22.2
Indicated	29.8	50.2	0.7	19.3
M+I	29.6	50.0	0.7	19.7
Inferred	32.1	50.5	0.8	16.6
F Zone 2.0 g/t (4E) cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.0	75 332 513	0.82	2.00	0.05	0.14	3.01	0.079	0.191	226 833	7.293
Indicated	2.0	273 272 480	0.80	1.85	0.04	0.14	2.83	0.073	0.181	772 103	24.824
M+I	2.0	348 604 993	0.83	1.86	0.04	0.14	2.87	0.075	0.183	998 936	32.117
Inferred	2.0	121 535 227	0.70	1.62	0.04	0.13	2.50	0.067	0.162	303 722	9.765
Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	27.2	66.4	1.7	4.7
Indicated	28.3	65.4	1.4	4.9
M+I	28.9	64.8	1.4	4.9
Inferred	28.4	64.8	1.6	5.2
Waterberg Aggregate Total 2.0 g/t Cut-off September 2018 100% Project Basis
Mineral Resource	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.0	78 773 368	0.83	2.00	0.05	0.18	3.06	0.083	0.186	240 734	7.740
Indicated	2.0	296 269 985	0.83	1.86	0.04	0.19	2.92	0.082	0.174	866 393	27.855
M+I	2.0	375 043 353	0.86	1.87	0.04	0.18	2.95	0.083	0.176	1 107 127	35.595
Inferred	2.0	146 564 922	0.78	1.66	0.04	0.21	2.69	0.079	0.146	394 830	12.694
Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	27.1	65.4	1.6	5.9
Indicated	28.4	63.7	1.4	6.5
M+I	29.1	63.4	1.4	6.1
Inferred	29.0	61.7	1.5	7.8

4E = Platinum Group Elements (Pd+Pt+Rh) and Au. The cut-offs for Mineral Resources were established by a qualified person after a review of potential operating costs and other factors. The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project entity. Conversion Factor used – kg to oz = 32.15076. Numbers may not add due to rounding. A 5% and 7% geological loss were applied to the Measured/Indicated and Inferred Mineral Resource categories respectively.

Table 2: Summary of Mineral Resource effective September 27, 2018 on a 100% project basis at 2.5 g/t (4E) cut-off
T Zone at 2.5 g/t (4E) cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	3 098 074	1.19	2.09	0.05	0.90	4.23	0.160	0.090	13 105	0.421
Indicated	2.5	18 419 181	1.34	2.31	0.03	0.87	4.55	0.197	0.095	83 807	2.694
M+I	2.5	21 517 255	1.32	2.28	0.03	0.88	4.51	0.192	0.094	96 912	3.116
Inferred	2.5	21 829 698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84 263	2.709
	Prill Split
Resource Category	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.1	49.4	1.2	21.3
Indicated	29.5	50.7	0.7	19.1
M+I	29.3	50.5	0.7	19.5
Inferred	29.8	49.7	0.8	19.7
F Zone at 2.5 g/t (4E) cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	54 072 600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181 704	5.842
Indicated	2.5	166 895 635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540 691	17.384
M+I	2.5	220 968 235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722 395	23.226
Inferred	2.5	44 836 851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133 705	4.299
	Prill Split
Resource Category	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.3	65.4	1.5	4.8
Indicated	29.3	64.4	1.6	4.7
M+I	29.1	64.8	1.5	4.6
Inferred	29.2	64.4	1.7	4.7
Waterberg Aggregate Total 2.5 g/t Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	57 170 674	0.96	2.19	0.05	0.20	3.40	0.091	0.196	194 809	6.263
Indicated	2.5	185 314 816	0.99	2.11	0.05	0.22	3.37	0.100	0.177	624 498	20.078
M+I	2.5	242 485 490	0.98	2.13	0.05	0.22	3.38	0.098	0.181	819 307	26.342
Inferred	2.5	66 666 549	0.96	1.92	0.04	0.34	3.26	0.108	0.146	217 968	7.008
	Prill Split
Resource Category	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.2	64.4	1.5	5.9
Indicated	29.4	62.6	1.5	6.5
M+I	29.2	63.0	1.4	6.4
Inferred	29.5	58.9	1.2	10.4

4E = Platinum Group Elements (Pd+Pt+Rh) and Au. The cut-offs for Mineral Resources were established by a qualified person after a review of potential operating costs and other factors. The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project entity. Conversion Factor used – kg to oz = 32.15076. Numbers may not add due to rounding. A 5% and 7% geological loss were applied to the Measured/Indicated and Inferred Mineral Resource categories respectively.

Notes:

1.

Mineral Resources are classified in accordance with the SAMREC (2016) standards. There are certain differences with the “CIM Standards on Mineral Resources and Mineral Reserves”; however, in this case the Company and the QP believe the differences are not material and the standards may be considered the same. Inferred Mineral Resources have a high degree of uncertainty. Mineral Resources might never be upgraded or converted to Mineral Reserves.

2.

Mineral Resources are provided on a 100% project basis. Inferred and Indicated categories are separate. The estimates have an effective date of September 27, 2018. Tables may not add perfectly due to rounding.

3.	A cut-off grade of 2.0 g/t and 2.5 g/t 4E (platinum, palladium, rhodium and gold) is applied to the selected base case Mineral Resources.

4.

Cut-off grade for the T Zone and the F Zone considered costs, smelter discounts, concentrator recoveries from the previous and ongoing engineering work completed on the property by the Company and its independent engineers. Spot and three year trailing average prices and exchange rates are considered for the cut-off considerations. The upper and lower bound metal prices used in the determination of cut-off grade for resources estimated are as follows: US$983/oz-US$953/oz Pt, US$993/oz-US$750/oz Pd, US$1 325/oz- US$1 231/oz Au, US$1 923US/oz-US$972/oz Rh, US$6.08/lb-US$4.77/lb Ni, US$3.08/lb-US$2.54/lb Cu, US$/ZAR15-US$/ZAR12. These metal prices are based on the estimated 3 year trailing average prices and the spot prices at the time of commencement of the Mineral Resource estimate modelling. The lower cut-off was tested against the higher metal price in the range and the higher cut-off was tested against the lower price in the range.

The objective of the cut-off grade estimation was to establish a minimum grade for working break even. From the 2016 PFS the following factors were used for the calculation of Cut-off at 2.0 g/t (4E) at higher potential prices and 2.5 g/t 4E at more conservative lower prices listed above.

•	Working Cost Mining of US$ 25.00, 379 Rand per Tonne, LOM Avg. Total Opex US$ 38, 574 Rand Avg. LOM

•	80 g/t Concentrate 82% recoveries of the PGMs, 88% of the Copper and 49% of the Nickel

•	85% Pay ability of the PGMs from a third-party smelter, 73% for Copper and 68% for Nickel

These costs recoveries and pay abilities are all to be updated in the DFS for the consideration of reserves and there can be no assurance that any of the Mineral Resources will be converted to Mineral Reserves. Metallurgical work indicates that an economically attractive concentrate can be produced from standard flotation methods.

5.	Charles Muller of CJM Consulting completed the Mineral Resource Estimate and a NI 43-101 technical report for the Mineral Resources reported herein, effective September 27, 2018.

6.

Mineral Resources were estimated using Ordinary and Simple Kriging methods in Datamine Studio3 from 437 mother holes and 585 deflections in mineralisation. A process of geological modelling and creation of grade shells using Indicating Kriging (IK) was completed in the estimation process.

7.

The estimation of Mineral Resources has considered environmental, permitting, legal, title, taxation, socio- economic, marketing and political factors. The Mineral Resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's Annual Information Form.

8.

Estimated grades and quantities for by-products will be included in recoverable metals and estimates in the on-going Definitive Feasibility work. Copper and Nickel are the main value by-products recoverable by flotation and for Measured and Indicated Mineral Resources are estimated at 0.18% copper and 0.09% nickel in the T Zone and 0.08% copper and 0.18% nickel in the F Zone.

The data that formed the basis of the estimate are the drillholes drilled by Waterberg JV Resources which consist of geological logs, the drillhole collars, the downhole surveys and the assay data, all of which were validated by the QP. The area where each layer was present was delineated after examination of the intersections in the various drillholes.

There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve. The Prefeasibility study indicated a conversion rate of less than 50%.

Interpretation and Conclusions

Exploration drilling by Waterberg JV Resources has intersected layered magmatic PGM mineralisation in what is interpreted to be the northern extension of the Northern Limb of the Bushveld Complex under the Waterberg Group rocks. This has confirmed the existence of mineralised zones with potentially economic concentrations of PGM•s. Improved understanding of the geology allowed an improved Mineral Resource.

Additional infill drilling in the Indicated Mineral Resource category areas, resulted in portions of the Mineral Resources being upgraded to the Measured Mineral Resource category.

The Estimation was undertaken using best practices in terms of geostatistics.

The objectives in terms of adherence to the Scope of this Study were met in that an updated Mineral Resource model was produced. An objective of converting Indicated mineral resources from the previous estimates to the higher confidence of Measured was also completed. Cut-offs using previous estimates of costs and recoveries from the 2016 PFS were utilized for this resource estimate with updated price decks.

The delineation of the F Zone and T Zone units was advanced due to better understanding of the geology. The T Zone was divided into three distinct layers, TZ, T1 and T0.

The database used for this estimate consisted of 437 drillholes and 585 deflections. The mineralisation is considered open down-dip and along strike to the north.

The Waterberg Project represents one of the largest discoveries of PGE mineralisation in recent history. Metallurgical work completed to date at Mintek along with previously published Pre-Feasibility Study adds to the confidence in this discovery.

The Measured and Indicated Mineral Resources are at an appropriate level of confidence to be considered in the ongoing Definitive Feasibility Study for mine planning.

Recommendations

It is recommended that the Mineral Resources Reported be considered in the ongoing Definitive Feasibility Study, (“DFS”) for the Waterberg Project. The Indicated and Measured Mineral Resources are of a confidence interval appropriate for mine planning and consideration in the DFS. Further work drilling work could be capable of converting the Inferred Mineral Resources to a higher category but at this time it is likely that future drilling may be focused on other areas and items like geotechnical characteristics for mine planning or detailed metallurgical work. A budget for the DFS is in progress so no specific budget is recommended here. Based on the Mineral Resource estimate here it is recommended that the DFS and ongoing Mining Right Application work continue.

* * * * * *

Additional Information

During the year ended August 31, 2018, approximately $9.1 million was spent at the Waterberg Project for engineering and exploration activities. At August 31, 2018 the Company had capitalized $29.4 million in accumulated net costs to the Waterberg Project. Total expenditures on the property since inception, and before cost reimbursements by other Waterberg Project Partners, are approximately $62 million.

The DFS is now being advanced under the direction of the Technical Committee appointed by Waterberg JV Co., which is comprised of members representing the Company and all other Waterberg Project Partners – Implats, JOGMEC and Mnombo.

Previously, an updated mineral resource estimate was completed by the Company for the Waterberg Project in October 2016 as a component NI 43-101 technical report to a pre-feasibility study. Since the October 2016 mineral resource estimate was completed, the joint venture, at the direction of its Technical Committee, completed a further 61,394 meters of drilling in 143 new drill holes targeting the T and the F Zones. An additional 125 deflections from the mother holes were also drilled. A total of approximately 26,000 new assay samples were completed along with 5,000 reference samples and quality control blanks.

The true width of the shallow dipping (30° to 35) mineralized zones at the Waterberg Project are approximately 82% to 87% of the reported interval from the vertical intercepts drilled. For the efficient application of bulk mining methods and for mine planning, vertical intercepts of 3 meters or more are desirable. Increased grade thickness zones associated with minor footwall troughs or bays along the 13 km long layered complex have recently been identified.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa PGE industry cost curve.

Waterberg JV Co. has applied for a mining right and detailed consultation with communities, local municipalities, the Limpopo Provincial government and South African national authorities is ongoing. The application for a mining right has been accepted by the DMR for consideration. Consultation with stakeholders has been in a positive climate of mutual respect.

Important detailed infrastructure planning has commenced for the Waterberg Project. Detailed hydrological work is now underway to study the possible utilization of known sources for significant volumes of ground water. A recent co-operation agreement between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources to the benefit of local communities and the mine is resulting in good advancement towards the identification of water supplies and the design of distribution infrastructure. Hydrological work so far has also identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities. Test drilling of these water basins has commenced. An earlier, well executed work and drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district. Drilling by Waterberg JV Co. has identified some potable water resources. Several boreholes proximal to the Waterberg Project identified large volumes of high mineral unpotable water not suitable for agriculture. Hydrological and mill process specialists are investigating the use of this water as mine process water. In general, ground water resources identified proximal to the Waterberg Project have potential for usage for both mining and local communities.

The establishment of servitudes for power line routes and detailed planning and permitting for an Eskom electrical service to the project are also advancing well. Power line environmental and servitude work is being completed by TDxPower in coordination with Eskom. TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MVA line to the project.

The joint venture partners target the completion of the DFS at the end of March, 2019. Planned DFS engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS. DRA Projects SA (Proprietary) Limited was appointed for DFS work on metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting International LLC was appointed for DFS work on underground mining engineering and design and reserve estimation.

Non-Material Mineral Property Interests

The non-material mineral property interests of the Company include prospecting rights located in South Africa and various mineral property interests in Canada. These non-material property interests are not, individually or collectively, material to the Company and are also described in the Company’s Financial Statements and Management•s Discussion and Analysis for the year ended August 31, 2018.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company’s financial condition, changes in financial conditions and results of operations for each of the three years ended August 31, 2018 should be read in conjunction with our consolidated financial statements and related notes included therein included in this annual report at Item 18. the Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See cautionary statements in Forward-Looking Statements at the beginning of this document.

Unless otherwise stated, all financial variations in this item are given on a reported basis.

2018 Share Consolidation

On November 20, 2018, the Company announced its intention to further consolidate the Company’s Common Shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018. The purpose of the consolidation is to increase the Company’s common share price to be in compliance with the NYSE American•s low selling price requirement. See Introduction Share Consolidation.

As at the date of filing of this Annual Report, the 2018 Share Consolidation has not become effective. Unless otherwise indicated, all information included in this Item 5 and the Company’s consolidated financial statements and related notes, including, without limitation, all share and per share amounts, trading and per share prices, note conversion rates and option and warrant exercise prices, is presented prior to giving effect to the 2018 Share Consolidation.

A.	Operating Results

Financial Overview

Year Ended August 31, 2018 Compare to Year Ended August 31, 2017
For the year ended August 31, 2018, the Company had a net loss of $41 million (August 31, 2017 net loss of $590 million). This difference is predominantly due to an impairment of the Maseve Mine of $589 million during the 2017 fiscal year. Other items include a foreign exchange loss of $4.1 million (August 31, 2017 - $4.6 million gain) due to the US Dollar increasing in value relative to the Company’s functional currency of the Canadian Dollar. Interest expense of $18.4 million and care and maintenance costs of $14.4 million were recognized in the current year whereas these costs were capitalized in the previous year. Also, stock compensation expense of $0.08 million was recognized in the current period (August 31, 2017 $1.1 million) with the difference due to no share based compensation being issued in the current year. General and administrative costs rose from $5.3 million to $6.1 million due to an onerous lease accrual in the current year caused by the termination of lease agreements for mobile machinery utilized by Maseve. The currency translation adjustment recognized in the period is a gain of $22.1 million (August 31, 2017 - $59 million gain).

Year Ended August 31, 2017 Compared to Year Ended August 31, 2016
For the year ended August 31, 2017, the Company had a net loss of $590 million (August 31, 2016 net loss of $36.6 million). This difference is predominantly due to an impairment of the Maseve Mine of $589 million during the year. Other items include a foreign exchange gain of $4.6 million (August 31, 2016 - $1.7 million gain) due to the US Dollar decreasing in value relative to the Company’s functional currency of the Canadian Dollar. Also, stock compensation expense of $1.1 million was recognized in the current period (August 31, 2016 $0.1 million) with the difference due to more rapid vesting of share based compensation issued in the current year. General and administrative costs rose from $5.4 to $5.7 million due to increase professional fees. The currency translation adjustment recognized in the period is a gain of $59 million (August 31, 2017 - $50 million loss) due to an 9% increase in value of the Rand against the US Dollar in the current year as compared to an 11% decrease in the value of the Rand in the previous year.

Annual Financial Information

(In thousands of dollars, except for share data)

	Year ended	Year ended	Year ended
	Aug 31, 2018	Aug 31, 2017	Aug 31, 2016
Interest income	$739(1)	$1,062(1)	$1,133(1)
Net loss	$41,024(2)	590,317(2)	$36,651(2)
Basic loss per share	$0.20(3)	$4.30(3)	$0.26(3)
Diluted loss per share	$0.20(3)	$4.30(3)	$0.26(3)
Total assets	$41,849	$100,528	$519,858
Long term debt	$42,291	$43,821	$54,586
Convertible Debt	$14,853	$17,225	Nil
Dividends	Nil	Nil	Nil

Notes:

(1)	the Company’s only significant source of income during the years ending August 31, 2016 to 2018 was interest income from interest bearing accounts held by the Company.
(2)	Net loss is affected in 2016 and 2017 by an impairment recognized on the Maseve Mine and the impairment of the Maseve Mine when it was held as an asset held for sale.
(3)

Basic loss per share is calculated using the weighted average number of Common Shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue Common Shares were exercised or converted to Common Shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same. On January 26, 2016, the Company announced that effective January 28, 2016 its Common Shares would be consolidated on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding Common Shares, options and weighted average number and per share information has been retrospectively restated to reflect the 2016 ten to one consolidation.

Foreign currency fluctuations have not materially impacted the Company’s results of operations in recent years. Inflation in South Africa has been experienced in labour costs over recent years, with average wage inflation being at approximately 6% in 2017 and 2018. The Company can provide no assurance that foreign currency fluctuations and inflation will not materially impact the Company in the future. See Risk Factors. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

Events subsequent to the year ended August 31, 2018

On November 20, 2018, the Company announced its intention to further consolidate the Company's Common Shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018. See Introduction Share Consolidation.

On October 25, 2018, the Company reported an updated independent 4E resource estimate for the Waterberg Project. For more details about the October 2018 Waterberg Report see Item 4.D. Property, Plant and Equipment Technical Report Waterberg.

On October 10, 2018 the Company announced that a recently filed mining right application for the Waterberg Project had been accepted by the DMR for consideration. The mining right application consisted of a mining work program, social and labour plan and associated environmental applications. The mining right application was supported by the Company and all of the Waterberg joint venture partners including Implats, JOGMEC and Mnombo. The process of consultation under the MPRDA and applicable environmental assessment regulations for the mining right application has commenced.

On September 20, 2018 the Company reported the receipt of a summons issued by Africa Wide commencing legal proceedings in South Africa against PTM RSA, RBPlat and Maseve in relation to the Maseve Transaction. Africa Wide is seeking, at this very late date, to set aside or be paid increased value for, the closed Maseve Transaction. Africa Wide held a 17.1% interest in Maseve prior to the Maseve Transaction. RBPlat consulted with senior counsel, both during the negotiation of the Maseve Transaction and in regard to the current Africa Wide legal proceedings. The Company has also received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

South African Properties

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary PTM RSA. The Company’s material mineral property is the Waterberg Project. After a planned corporatization of the Waterberg joint venture completed on September 21, 2017, the Waterberg Project is held by Waterberg JV Co. After giving effect to the Initial Purchase, the Company holds a 50.02% beneficial interest in Waterberg JV Co., of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA•s 49.9% interest in Mnombo, which holds 26.0% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held by a nominee of JOGMEC (21.95%) and by Implats (15.0%) . PTM RSA is the manager of Waterberg JV Co.

South African Legislation and Mining Charter

The MPRDA, the Mining Charter 2018 and related regulations in South Africa require that BEE shareholders own a 26% equity interest in Waterberg JV Co. to qualify for the grant of a Mining Right. Within 5 years of the effective date of the Mining Right, this BEE shareholding must be increased to 30%. The DMR had obtained an exemption from applying the Generic BEE Codes under the BEE Act until October 31, 2016 and had applied for a further extension until December 31, 2016. While this exemption was extended to December 31, 2016, no further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMR has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes. See Item 4.B. South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry, and Mining Charter.

Material Mineral Property Interests Waterberg Project

Waterberg Project Activities subsequent to the year ended August 31, 2018

On October 25, 2018 the Company announced positive results from additional drilling and an updated mineral resource assessment on the Waterberg Project, effective September 27, 2018, resulting in increased confidence in the estimated mineral resources for the project, with 6.26 million 4E ounces now recognized in the higher confidence measured category. Mineral resources estimated in the combined measured and indicated categories, at a 2.5 g/t 4E cut-off grade, increased by 1.46 million 4E ounces to 26.34 million 4E ounces. Inferred mineral resources at a 2.5 g/t 4E cut-off grade totaled 7.0 million 4E ounces. The updated measured and indicated mineral resource totaling 26.34 million 4E ounces is comprised of 63.04% palladium, 29.16% platinum, 6.37% gold and 1.43% rhodium (242.5 million tonnes at 3.38 g/t 4E, versus 218.3 million tonnes grading 3.55 g/t 4E Indicated in the 2016 PFS). The T zone measured and indicated resources increased in grade from 3.88 g/t 4E in the 2016 PFS to 4.51 g/t 4E in 2018. For more details about the October 2018 Waterberg Report see Item 4.D. Property, Plant and Equipment Technical Report Waterberg.

The new increased confidence level 2018 resources are being used for detailed mine planning in the ongoing DFS. The DFS is being managed by Platinum Group and a Technical Committee including members from all joint venture partners.

On October 10, 2018 the Company announced that a recently filed mining right application for the Waterberg Project had been accepted by the DMR for consideration. The mining right application consisted of a mining work program, social and labour plan and associated environmental applications. The mining right application was supported by the Company and all of the Waterberg joint venture partners including Implats, JOGMEC and Mnombo. The process of consultation under the MPRDA and applicable environmental assessment regulations for the mining right application has commenced.

Waterberg Project Activities in the year ended August 31, 2018

During the year ended August 31, 2018, approximately $9.1 million was spent at the Waterberg Project for engineering and exploration activities. At year end, $29.4 million in accumulated net costs had been capitalized to the Waterberg Project. Total expenditures on the property since inception are approximately $62 million. From inception to date, the Company has funded both the Company’s and Mnombo’s share of expenditures on the Waterberg Project. At August 31, 2018, Mnombo owed the Company approximately $3.4 million for funding provided.

At August 31, 2018, the Company carried total net deferred acquisition and exploration and other costs related to the Waterberg Projects of $29.4 million (August 31, 2017 - $22.9 million).

On November 6, 2017, the Company, along with Waterberg JV Co., JOGMEC and Mnombo completed the first phase of the Implats Transaction. For more detail about the Implats Transaction see Item 4.A. Recent Developments November 2017 Implats Transaction

Detailed DFS engineering work which commenced during fiscal 2017 was continued and advanced during fiscal 2018.

Waterberg Project Activities in the year ended August 31, 2017

During the year ended August 31, 2017, approximately $5.6 million was spent at the Waterberg Project for engineering and exploration activities. At August 31, 2017, the Company carried total net deferred acquisition and exploration and other costs related to the Waterberg Projects of $22.9 million (August 31, 2016 - $22.3 million). Since March 31, 2015, the budget for work at the Waterberg Project has been fully funded by joint venture partner JOGMEC in accordance with the 2nd Amendment to the JOGMEC Agreement (both as defined below). From inception to date the Company has funded both the Company’s and Mnombo’s share of expenditures on the Waterberg Project. At August 31, 2017, Mnombo owed the Company approximately $1.9 million for funding provided.

At August 31, 2017, the Company carried total net deferred acquisition and exploration and other costs related to the Waterberg Projects of $22.9 million (August 31, 2016 - $22.3 million).

On October 19, 2016, the Company announced positive results from the 2016 PFS on the Waterberg Project completed by international and South African engineering firm WorleyParsons RSA (Pty) Ltd. trading as Advisian. An NI 43 101 technical report was filed entitled Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study dated October 19, 2016, with an effective date of October 17, 2016 for the estimate of mineral reserves and resources (the October 2016 Waterberg Report), prepared by (i) Independent Engineering Qualified Person Mr. Robert L Goosen, B.Eng. (Mining, Engineering), Pr. Eng. (ECSA), Advisian/WorleyParsons Group; (ii) Independent Geological Qualified Person Mr. Charles J Muller, B.Sc. (Hons) Geology, Pri. Sci. Nat., CJM Consulting (Pty) Ltd.; and (iii) Independent Engineering Qualified Person Mr. Gordon I. Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA), Professional association to FSAIMM, Turnberry Projects (Pty) Ltd.

The October 2016 Waterberg Report included an updated estimate of mineral resources and recommended the project advance to the DFS stage for a large scale, shallow, decline accessible, mechanized platinum, palladium, rhodium and gold mine.

Waterberg Project Activities in the year ended August 31, 2016

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

At period end $20.2 million in net costs were capitalized to the project. The apparent drop from the USD capitalized balance at the previous year end was due entirely to the devaluation of the Rand and the translation of Rand denominated balances at year end. The budget for work at Waterberg in fiscal 2016 was fully funded by joint venture partner JOGMEC. To March 31, 2015, the Company funded the Company’s and Mnombo’s combined 63% share of the work on the Waterberg Project with the remaining 37% funded by JOGMEC. To March 31, 2015, the Company funded the Company’s and Mnombo’s combined 100% share of the work on the Waterberg Extension Project. Exploration work on the Waterberg Extension Project began in a material way in late 2013.

Waterberg Project October 2018 Waterberg Report

On October 25, 2018, the Company reported an updated independent 4E resource estimate for the Waterberg Project. These results, based on a drilling program completed in 2018, confirmed increased confidence in the Waterberg Project with 6.26 million 4E ounces recognized in the higher confidence measured category. Mineral resources estimated in the combined measured and indicated categories have increased by 1.46 million 4E ounces to 26.34 million 4E ounces. Inferred mineral Resources are estimated at 7.0 million 4E ounces. The aggregate T Zone and F Zone measured and indicated resource is comprised of 63% palladium, 29% platinum, 6% gold and 1% rhodium (242.5 Million Tonnes at 3.38 g/t 4E). The T Zone measured and indicated mineral resources have increased in grade from 3.88g/t 4E as estimated for the 2016 PFS to 4.51 g/t 4E in 2018. All of the preceding was estimated at a 2.5 g/t 4E (palladium, platinum, rhodium and gold) cut-off grade.

On November 16, 2018 Platinum Group filed a National Instrument 43-101 technical report on the above updated mineral resources entitled Technical Report On The Mineral Resource Update For The Waterberg Project Located In The Bushveld Igneous Complex, South Africa (defined above as the October 2018 Waterberg Report). In addition, a SAMREC 2016 compliant Mineral Resource statement has been prepared and signed-off by the Independent Geological Qualified Person. The Independent Geological Qualified Person for the October 2018 Waterberg Report and the companion SAMREC Mineral Resource statement is Mr. Charles J Muller, (B.Sc. (Hons) Geology) Pr. Sci. Nat. (Reg. No. 400201/04), CJM Consulting (Pty) Ltd.

Technical information referenced within this Annual report is sourced from the October 2018 Waterberg Report. For more details about the October 2018 Waterberg Report see Item 4.D. Property, Plant and Equipment Technical Report Waterberg.

Waterberg Projects History of Acquisition

The Waterberg Joint Venture Project was comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The adjacent Waterberg Extension Project included contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the JOGMEC Agreement) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg Joint Venture Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC•s expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg Joint Venture Project until the completion of a DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the 2nd Amendment) whereby the Waterberg Joint Venture Project and the Waterberg Extension Project were to be consolidated and contributed into operating company, Waterberg JV Co. At August 31, 2017, the Company held 45.65% of the Waterberg Project while JOGMEC held 28.35% and Mnombo held 26%. Through its 49.9% share of Mnombo, the Company held an effective 58.62% of the Waterberg Project, at August 31, 2017. The transfer of Waterberg prospecting rights into Waterberg JV Co. pursuant to the 2nd Amendment was given section 11 approval by the DMR in August, 2017 and the transfer was completed on September 21, 2017. Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018, all of which had been funded by JOGMEC as of August 31, 2017 with $3.1 million still left to be spent. The Company remained the Project operator under the 2nd Amendment.

On November 6, 2017, the Company (along with JOGMEC and Mnombo) closed the Initial Purchase with Implats and Implats acquired the Purchase and Development Option. Further details on this transaction can be found above.

On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding for the transfer of 9.755% of its 21.95% interest in Waterberg JV Co. to Hanwa, which was the result of Hanwa winning JOGMEC•s public tender held on February 23, 2018. JOGMEC and Hanwa have completed negotiations on the terms of the transfer of interest to Hanwa, including, with a successful implementation, Hanwa securing the right to a supply of certain metals produced at the Waterberg Project.

As of the date of filing of this Annual Report, Waterberg JV Co. owns 100% of the prospecting rights comprising the entire Waterberg Project area. Waterberg JV Co. is owned 37.05% by PTM RSA, 21.95% by JOGMEC, 26% by Mnombo and 15% by Implats, giving the Company total direct and indirect ownership of 50.02% of the Waterberg Project.

Non-Material Mineral Property Interests

The non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various Canadian mineral property interests. These non-material property interests are not, individually or collectively, material to the Company. All non-material properties have been written off.

Maseve Sale to Royal Bafokeng Platinum

On September 6, 2017, the Company entered into a term sheet to sell all rights and interests in Maseve to RBPlat in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat ordinary shares.

Definitive legal agreements for the Maseve Sale Transaction were executed on November 23, 2017. A deposit in escrow was paid by RBPlat in the amount of Rand 4,871,335 ($3.0 million equivalent) on October 9, 2017. The Maseve Sale Transaction occurred in two stages:

•

Pursuant to the terms of the stage one Plant Sale Transaction, on April 5, 2018, RBPlat completed payments to Maseve for the Rand equivalent of $58 million to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water. Proceeds from the Plant Sale Transaction received by Maseve on April 5, 2018 were remitted to the Company’s South African subsidiary, PTM RSA, in partial settlement of loans due to PTM RSA, and then remitted by PTM RSA on April 10, 2018 to repay the Sprott Facility (as defined below) in full and to partially repay the LMM Facility. After completion of Plant Sale Transaction on April 5, 2018, Maseve retained ownership of the mining right, underground development and equipment, power and water rights as well as certain surface rights and improvements in respect of the Maseve Mine.

•

Pursuant to the stage two Share Transaction, on April 26, 2018, RBPlat released 4.87 million RBPlat Common Shares from escrow to PTM RSA and Africa Wide, worth approximately $9.0 million at that time. The required cash payment was made to PTM RSA on May 29, 2018, funded by the release of Maseve•s Rand 58 million environmental bond, valued at $4.6 million on May 29, 2018. the Company’s 4.52 million RBPlat ordinary shares received were all held in a broker account at May 31, 2018, pending future disposition and payment of proceeds to LMM.

•

Conditions precedent to the Plant Sale Transaction were fulfilled on February 14, 2018. A deposit amount in escrow of Rand 41.37 million (approximately $3.5 million) (the Deposit) was released to the Company on March 14, 2018. An amount of Rand 1.29 million ($107,755) from the release of the Deposit was paid to reduce outstanding indebtedness to the Sprott Lenders and the balance was used to settle certain outstanding contractor claims in South Africa.

•

The final Plant Sale Transaction cash payment of Rand 646.74 million (the Final Payment) was received by the Company in South Africa coincident with the registration of the applicable surface rights to a wholly owned subsidiary of RBPlat on April 5, 2018. The Rand amount received was the product of $58 million at a quoted USD to Rand exchange rate of 11.92 on April 5, 2018 less the Deposit amount in Rand. Upon receipt of Rand Proceeds of 646.74 million in Canada on April 9, 2018 the Final Payment was exchanged from Rand into $53.3 million at a rate of 12.1341. Later, on April 10, 2018 the Company received a foreign exchange rate variance amount of Rand 3.26 million from RBPlat (the FX Amount), which was exchanged for $270,000 and remitted to LMM.

In summary, the Company utilized approximately $46.98 million from the Final Payment to repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of $40.0 million, the Bridge Loan of $5.0 million and all accrued and unpaid interest and fees due of approximately $1.98 million. The Company then paid approximately $6.32 million from the Final Payment and the $270,000 foreign exchange amount against the LMM Facility. From stage two proceeds a further $4.6 million was paid against the LMM Facility. Future proceeds from the planned sale of the Company’s RBPlat ordinary shares received in stage two will also be forwarded as a repayment against the LMM Facility.

B.	Liquidity and Capital Resources

The Company’s working capital is a direct result of the excess of funds raised from debt, the sale of equity shares and the receipt of payments for sale of PGE concentrate over expenditures for operating costs, engineering costs, exploration costs as well as administrative expenses. The working capital balance at the end of the following periods were: August 31, 2018: $8 million; August 31, 2017: $13 million; August 31, 2016: $21 million.

Cash and cash equivalents at August 31, 2018 totaled $3.0 million compared to August 31, 2017 $3.4 million and $16.4 million at August 31, 2016. The cash and cash equivalents are attributable primarily to the issue of debt or share capital. Aside from cash and cash equivalents, the Company had no material unused sources of liquid assets at August 31, 2018, 2017 or 2016.

As described elsewhere in this Annual Report, various legal, contractual or economic restrictions may affect the ability of the Company’s subsidiaries to transfer funds to the Company as needed to satisfy the Company’s obligations.

For information on the Company’s borrowings as of August 31, 2018, see Item 18 Financial Statements, Note 7.

Except in the case of JOGMEC•s $20 million funding commitment, which has now been fully funded, and the potential for the receipt of funding if Implats exercises its Purchase and Development Option, the exercise of which is not guaranteed and is not expected to occur prior to the completion of the DFS, funding of Waterberg Project costs is generally required to be provided by Waterberg JV Co. shareholders on a pro rata basis. Item 4.A. Recent Developments November 2017 Implats Transaction. For anticipated Waterberg Project capital expenditures, see Item 4.D. Material Mineral Property Interests Waterberg Project Summary (Excerpted from the October 2016 Waterberg Report).

Going Concern

During the year the Company announced and completed the sale of the Maseve Mine for initial gross proceeds of $74 million. Stage one of the Maseve Sale Transaction was closed on April 5, 2018, with stage two closing April 26, 2018. Also during the period, Implats completed the strategic acquisition of an 8.6% interest in Waterberg JV Co. from the Company for $17.2 million and the Company completed the sale of 132 million units resulting in gross proceeds of $19.9 million. As a result of these transactions, the Sprott facility has been completely paid down and the LMM repayment schedule has been crystalized. The Company currently has limited financial resources and has no sources of operating income at present. the Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

Equity Financings

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

On May 15, 2018, the Company announced the closing of a private placement with HCI for 15,090,999 units at a price of $0.15 per unit for aggregate gross proceeds of $2.26 million. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing HCI to purchase one further common share of the Company at a price of US$0.17 per share for a period of 18 months until November 15, 2018.

On May 15, 2018, the Company also announced the closing of a public offering of 117,453,862 units at a price of $0.15 per unit for aggregate gross proceeds of approximately $17.62 million. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.17 for a term of 18 months until November 15, 2018.

The following is a reconciliation for the use of proceeds from the financings described above:

Use of Proceeds (In millions of dollars)	Project 1 underground development and production rampup costs(100% basis) ($)	Working capital during start-up(1) ($)	Repayment of Second Advance(2) ($)	Repayment towards the LMM Facility ($)	General corporate purposes ($)	Total ($)
As Estimated in the October 25, 2016 Prospectus Supplement	22.00	9.40	5.00	-	0.56	36.96
As Estimated in the January 24, 2017 Prospectus Supplement	8.50	4.00	-	-	13.88(3)	26.38
As Estimated in the April 19, 2017 Prospectus Supplement	11.70	3.50	2.50	-	0.66	18.36
As Estimated in the May 15, 2018 Private Placement	-	-	-	1.06	1.06	2.12
As Estimated in the May 15, 2018 Prospectus Supplement	-	-	-	10.94	4.48	15.42
Aggregate Amount	42.2	16.9	7.5	12.0	20.64	99.24
Actual to August 31, 2018	82.43	8.15	5.0	12.0	2.52	96.22

Notes:

(1)	May be used for interest payable under the Sprott Facility, wages and salaries and other estimated general and administrative costs.
(2)

The proceeds from the Second Advance were used to fund underground development and production ramp-up at Project 1. The Sprott Lenders elected for earlier repayment of one half of the Second Advance from the proceeds of the November 1, 2016 offering. The balance of the Second Advance was repaid from the net proceeds of the April 26, 2017 offering.

(3)	Includes $10.35 million estimated in the January 24, 2017 Prospectus Supplement and the balance of net proceeds from the offering represented by the over-allotment option, which was exercised in full.

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the Notes). The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in Common Shares of the Company or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Subject to certain exceptions, the Notes are convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Notes is 1,001.1112 Common Shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s Common Shares of $0.8686 per share on June 27, 2017. The conversion rate will be subject to adjustment upon the occurrence of certain events. If the Company pays interest in Common Shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the Common Shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the Common Shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the Common Shares are then listed or admitted for trading.

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

Sprott Facility

On February 13, 2015, the Company announced it had entered into a credit agreement with the Sprott Lenders led by Sprott for the Sprott Facility of $40 million. The Sprott Facility was drawn on November 20, 2015. During the year, a third advance of $5 million was made to the Company, then repaid by the Company then a fourth advance of $5 million was also made to the Company. All fees directly attributable to the Sprott loan were capitalized against the loan balance over the life of the loan and amortized using the effective interest method. The Sprott Facility was amended, or amended and restated, on November 19, 2015, May 3, 2016, September 19, 2016, October 11, 2016, January 13, 2017, April 13, 2017, June 13, 2017, September 25, 2017, December 21, 2017, February 12, 2018 and March 8, 2018. All advances, interest owing and principal amounts owing to Sprott were repaid during the current period ($47.1 million) and at August 31, 2018 the Sprott Facility had no further payments due.

LMM Facility

On November 20, 2015, the Company also drew down $40 million from the LMM Facility, pursuant to the LMM credit agreement entered into on November 2, 2015, which was later amended, or amended and restated, as applicable on May 3, 2016, September 19, 2016, January 13, 2017, April 13, 2017, June 13, 2017, June 23, 2017, October 30, 2017, May 1, 2018, May 11, 2018, August 21, 2018 and October 18, 2018 with LMM.

The interest rate on the LMM Facility is LIBOR plus 9.5% . During the year the Company forwarded to Liberty payments totalling $23.1 million. These payments completely paid down the production payment termination accrual of $15 million and the production payments owing of $0.4 million under the Production Payment Agreement with LMM (the PPA), and the PPA is now terminated. The remaining $7.7 million was then applied against the loan and accrued interest owing. At August 31, 2018 the Company owed Liberty $46.5 million. No further payments are due on the Liberty facility until October 31, 2019 and certain covenants relating to cash balances, working capital and cash sweeps have been waived until January 31, 2019.

Current Terms of the Liberty Loan

There have been a number of modifications to the LMM Facility. At August 31, 2018, only the loan facility remains to be repaid. On May 11, 2018 the Company announced the following loan amendments whereby the Company must:

•	Raise a minimum of US$15 million in financings of subordinated debt, Common Shares and/or securities convertible into Common Shares (the Required Financing) before May 31, 2018. This was satisfied with by the completion of both a private placement and a public offering of Common Shares on May 15, 2018 for combined gross proceeds of US$19.88 million.

•

Apply the first US$12 million of gross proceeds from the Required Financing to reduce indebtedness under the LMM Facility before May 31, 2018. This was satisfied with proceeds from the May 15, 2018 unit financing

•

Not otherwise be in default under the LMM Facility. The Company was not in default of any covenants on the LMM Facility at August 31, 2018. LMM has a first priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares held by PTM RSA in Waterberg JV Co. The LMM Facility is also guaranteed by PTM RSA.

On August 21, 2018 the LMM Facility was modified to allow the Company until December 14, 2018 to sell its holdings of RBPlat Common Shares and apply the net proceeds to reduce indebtedness under the LMM Facility. The Company may or may not request a further extension of this sale requirement from LMM.

On October 18, 2018 the LMM Facility was modified provide a waiver allowing the Company to complete an equity financing of up to $6.0 million by way of a private placement issuance before November 30, 2018, without LMM exercising its right to receive and apply 50% of the net proceeds of such offering to reduce indebtedness under the LMM Facility. Later, on November 28, 2018 this waiver was extended to December 31, 2018 and was also amended so that the allowable equity financing limit of up to $6.0 million as described above could include the exercise of Private Placement Warrants and Offering Warrants .

Accounts Receivable and Payable

Accounts receivable at August 31, 2018, totaled $0.9 million (August 31, 2017 - $2.1 million) being comprised mainly of South African value added taxes refundable receivable in the current period. Accounts payable and accrued liabilities at August 31, 2018, totaled $2.9 million ($16.4 million at August 31, 2017) the majority of the previous year•s payables being related to care and maintenance costs at the Maseve mine.

Accounts receivable at August 31, 2017, totaled $2.1 million (August 31, 2016 - $6.1 million) being comprised mainly of pre-production proceeds of $1.6 million in the current period ($2.8 million at August 31, 2016) and value added taxes refundable in South Africa of $2.6 million ($1.8 million at August 31, 2016). Accounts payable and accrued liabilities at August 31, 2017, totaled $16.4 million ($16.9 million at August 31, 2016).

C.	Research and Development, Patents and Licences, etc.

We do not engage in research and development activities.

D.	Trend Information

the Company’s key business objective is to advance the Waterberg Project to completion of a DFS and a construction decision. Under the terms of the Implats Transaction a DFS budget of $10.0 million has been established by Waterberg JV Co. and the Company has set aside an amount of $5.0 million from its proceeds of the Initial Purchase toward its share of DFS costs. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category is underway. Engagement with utilities for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS.

On October 10, 2018 the Company announced that a recently filed mining right application for the Waterberg Project had been accepted by the DMR for consideration. The mining right application consisted of a mining work program, social and labour plan and associated environmental applications. The mining right application was supported by the Company and all of the Waterberg joint venture partners including Implats, JOGMEC and Mnombo. The process of consultation under the MPRDA and applicable environmental assessment regulations for the mining right application has commenced.

The Company has been actively engaged with shareholders to explain the new focus on the Waterberg Project and the Company’s immediate and medium term plans. Market interest in palladium has recently been increasing. The Company believes that the transaction with Implats provides an endorsement of the Waterberg Project and a mine to market roadmap.

Factors which may have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition are set forth in Item 3.D.- Risk Factors.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table discloses the Company’s contractual obligations at August 31, 2018 for loan indebtedness, services, optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment.

Contractual Obligations		Payments due by period
		(in thousands of dollars)
	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
Lease obligations	$485	$403	$-	$-	$888
Contractor payments	3,552	-	-	-	3,552
Convertible Note	1,474	2,949	21,464	-	25,887
LMM Facility	-	54,746	-	-	54,746
Totals	$5,511	$58,908	21,464	$-	$85,073

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the Company’s current directors and executive officers, with each position and office held by them. As of the date of filing of this Annual Report, directors and executive officers of the Company, as a group, beneficially own, control or direct, directly or indirectly, approximately 721,488 Common Shares representing approximately 0.25% of the Company’s issued and outstanding Common Shares.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Name and Place of Residence	Position	Age	Date First Elected or Appointed
R. MICHAEL JONES British Columbia, Canada	President, Chief Executive Officer and Director	55	February 18, 2002
FRANK HALLAM British Columbia, Canada	Chief Financial Officer, Corporate Secretary and Director	58	February 18, 2002
IAIN McLEAN (1)(2)(3) British Columbia, Canada	Director (Chairman of the Board)	63	February 18, 2002
TIMOTHY MARLOW (1)(2)(3) British Columbia, Canada	Director	74	June 15, 2011
DIANA WALTERS (1)(2)(3) North Salem, New York, USA	Director	55	July 16, 2013
JOHN A. COPELYN Cape Town, South Africa	Director	68	May 15, 2018

Notes:

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
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

Frank Hallam

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

Iain McLean

Mr. McLean is experienced in mine operations and senior management positions in technology companies. Mr. McLean•s past roles include Chief Operating Officer of MineSense Technologies from August 2014 to September 2015; and Vice President for Gemcom Software International/Dassault Systemes GEOVIA from June 2010 to July 2014. Mr. McLean holds a degree in mining engineering from the Royal School of Mines, a Degree in Archaeology from the University of Leicester and a Masters Degree in Egyptology from Cambridge University. Mr. McLean also holds an M.B.A. from Harvard Business School.

Timothy Marlow

Mr. Marlow has over thirty years of mining engineering and mine operating experience in North America, South America, Africa and Asia. His mining and project experience spans the world and he has specific African experience in Ghana and Zambia. Mr. Marlow is President of Marlow & Associates since 1995 and was President of Philippine Gold Consulting LLC from 1995 2014. Mr. Marlow is a graduate of the Camborne School of Mines and is registered as a C.Eng, Registered Charter Engineer in the UK. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining.

Diana Walters

Ms. Walters has over twenty-eight years of experience in the Natural Resources sector, both as an investment banker and in operating roles. She is the former President and CEO of Liberty Metals & Mining, LLC and was a Managing Partner of Eland Capital, LLC, a Natural Resources advisory firm. Ms. Walters has extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. Ms. Walters graduated with honors from the University of Texas at Austin with a BA in Plan II Liberal Arts and an MA in Energy and Mineral Resources.

John A. Copelyn

Mr. Copelyn has been CEO of Hosken Consolidated Investments Limited since joining in 1997. Prior to this, he was a member of the South African parliament and general secretary of the Southern African Clothing and Textile Workers• Union. Mr. Copelyn is also Chairman of E Media Holdings Ltd., a JSE listed company that comprises some of the leading media companies in South Africa, Tsogo Sun Holdings Ltd., which owns and operates hotels and casinos and is listed on the JSE, Deneb Investments Ltd., an investment holding company with interests in textile manufacturing and property investments and Niveus Investments Ltd., an investment holding company.

There are no family relationship between any of the persons named above. Furthermore, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the persons named above were selected as a director or member of senior management.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of the Company (or any of their personal holding companies) is, or during the ten years preceding the date of filing of this Annual Report has been, a director, chief executive officer or chief financial officer of any company, including the Company, that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days:

(a)	that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial order; or

(b)

that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

Mr. Jones and Mr. Hallam are directors of NE, which is currently the subject of a Cease Trade Order of the BCSC issued on May 8, 2015 for failing to file a comparative financial statement for its financial year ended December 31, 2014 and a Form 51-102F1 Management•s Discussion and Analysis for the period ended December 31, 2014 (the Required Records). NE is working to can complete the Required Records.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (or any of their personal holding companies):

(a)

is, as at the date of filing of this Annual Report or during the ten years preceding the date of filing of this Annual Report has been, a director or executive officer, of any company, including the Company, that while the director or executive officer was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this Annual Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that director or executive officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable investor in making an investment decision.

Promoters

No individuals acted as promoters of the Company within the two most recently completed financial years or during the current financial year.

B.	Compensation

The following table sets forth all compensation paid or accrued by the Company to its directors and members of its administrative, supervisory or management bodies for the year ended August 31, 2018.

					Long Term Compensation
					Awards(1)		Payouts
					Securities	Restricted
		Annual			Under	Shares /
		Compensation		Other Annual	SARs	Units		All Other
Name and		Salary	Bonus	Compensation	Granted	Awarded	LTIP	Compensation
Principal Position	Year	($)	($)	($)	(#)	($)	($)	($)
R. Michael Jones President, CEO and Director	2018	411,248	Nil	Nil	Nil	Nil	Nil	Nil
Frank Hallam CFO, Corp. Sec. and Director	2018	372,082	Nil	Nil	Nil	Nil	Nil	Nil
Iain McLean Chairman and Director	2018	N/A	Nil	52,929	Nil	Nil	Nil	Nil
Timothy Marlow Director	2018	N/A	Nil	37,317	Nil	Nil	Nil	Nil
Diana Walters Director	2018	N/A	Nil	37,317	Nil	Nil	Nil	Nil
John A. Copelyn(2 Director	2018	N/A	Nil	5,325	Nil	Nil	Nil	Nil

Note:

(1)	For additional details, see Item 6.E Share Ownership.
(2)	Fees paid to HCI.

During the year ended August 31, 2018, no amounts were set aside for the foregoing persons to provide pension, retirement or similar benefits.

C.	Board Practices

The board of directors has determined the number of directors at six and currently consists of six directors. Each director was elected at the Company’s annual general meeting of stockholders held on February 23, 2018 other than Mr. Copelyn who was appointed on May 15, 2018 pursuant to the Articles of the Company whereby the directors may appoint one or more additional directors to serve until the next annual general meeting of shareholders of the Company.

Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the BCBCA. See Directors and Senior Management for the dates on which its current directors were first elected or appointed.

On January 13, 2015, the Board adopted a majority voting policy (the Policy), as amended on February 18, 2015. The Policy requires that any nominee for director who receives a greater number of votes withheld than votes for his or her election will be required to tender an offer to resign (a Resignation Offer). The Policy applies only to uncontested elections, which are elections of directors where the number of nominees for election as director is equal to the number of directors to be elected at such meeting. Following a tender of a Resignation Offer, the Governance and Nomination Committee will consider the Resignation Offer and will recommend to the Board whether or not to accept or reject the Resignation Offer or to propose alternative actions. The Governance and Nomination Committee will be expected to recommend accepting the Resignation Offer, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. Within 90 days following the applicable annual general meeting, the Board will make a determination of the action to take with respect to the Resignation Offer and will promptly disclose by news release its decision to accept or reject the director•s Resignation Offer or to propose alternative actions as referenced in the Policy. If the Board has decided to reject the Resignation Offer or to pursue any alternative action other than accepting the Resignation Offer, then the Board will disclose in the news release its reasons for doing so. The applicable director will not participate in either the Governance and Nomination Committee or Board deliberations on his or her Resignation Offer.

We have not entered into contracts providing for benefits to the directors upon termination of office, other than as described below.

Agreements with Executive Officers

The Company has the following plans or arrangements in respect of remuneration that may be received by the Company’s executive officers that are also directors of the Company in respect of compensating such officer in the event of termination of employment (as a result of resignation, change of control or change of responsibilities).

Pursuant to the employment agreements, each of R. Michael Jones and Frank R. Hallam (hereinafter referred to as Jones and Hallam, respectively; each an Officer and together, the Officers) may resign by giving 90 days• written notice and thereafter be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the Final Wages).

If an Officer is terminated without cause or resigns for good cause (as defined below), the Company will pay the Officer:

(a)	the Final Wages; and

(b)	an additional amount equal to 24 months (for Jones and Hallam) of the Officers• annual salary (theSeverance Period), and the Officer•s current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

In the case of either a termination or resignation for good cause following a Change of Control (as defined below), the Company will pay severance as follows (the COC Severance):

(a)	the Final Wages;

(b)	an additional amount equivalent to 24 months• annual salary (the COC Severance Period);

(c)

an additional lump sum equal to the sum of the amounts paid as bonuses to the Officer in respect of the completed three bonus years preceding the date of termination divided by 36 (the Average Monthly Bonus) multiplied by the number of completed months in the current bonus year through to the termination date; and

(d)	an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period, and the Officers' current benefits will continue until the earlier of the end of the COC Severance Period and the Officers• receipt of similar benefits through other employment.

In addition, each Officer shall have a special right to resign on one month•s written notice, delivered within 60 days following a Change of Control, in which case the Officer will be entitled to receive the COC Severance.

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

Change of Control means:

(a)

the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104 Takeover Bids and Issuer Bids (or any successor instrument thereto), of Common Shares of the Company which, when added to all other Common Shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding Common Shares of the Company; or

(b)

the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s Board who were not nominees of the Company’s incumbent Board at the time immediately preceding such election; or

(c)	the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d)

a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity•s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction.

good cause means the occurrence of one of the following events without the Officer•s written consent:

(a)

upon the material breach of any material term of the Employment Agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of the Officer within 30 days after written notice of the breach of default has been delivered by the Officer to the Company; or

(b)	a material reduction in the Officer•s responsibilities, title or reporting, except as a result of the Officer•s disability; or

(c)	any reduction by the Company in the Officer•s then current annual salary; or

(d)	relocation of the Officer•s principal office location by more than 25 kilometers

Deferred Share Unit Plan

The Deferred Share Unit Plan (the DSU Plan) permits directors who are not salaried officers or employees of the Company or a related corporation (referred to as Eligible Directors) to convert into DSUs the fees that would otherwise be payable by the Company to them relating to future services for their participation on the Board and on committees of the Board, including all annual retainers and amounts that would be payable for serving as the Chair of the Board and/or as a chair of a committee of the Board (excluding any reimbursement of expenses) (the Board Fees). Only Eligible Directors are permitted to participate in the DSU Plan. The DSU Plan is administered by the Board or such other persons as may be designated by the Board from time to time, through the recommendation of the Compensation Committee (the DSUP Administrators).

With respect to the conversion of Board Fees into DSUs, each Eligible Director may, under the DSU Plan, elect to convert a minimum of 20% up to a maximum of 100%, in 10% increments, of his or her future Board Fees for the relevant period into DSUs in lieu of being paid such fees in cash. On the date on which the relevant Board Fees are payable, the number of DSUs to be credited to a participating Eligible Director (a DSU Participant) will be determined by dividing an amount equal to the designated percentage of the Board Fees that the DSU Participant has elected to have credited in DSUs on that fee payment date, by the market value of a Common Share on that fee payment date. Eligible Directors are entitled to make an election under the DSU Plan in respect of the period from January 1 through December 31 no later than December 31 of the prior year. Newly elected Eligible Directors will have 30 days from the date of his/her appointment to make an election in respect of the remainder of such calendar year. All such elections will be irrevocable in respect of such period.

If a DSU Participant becomes a salaried officer or an employee of the Company or a related corporation, such DSU Participant shall thereupon be suspended from further participation in the DSU Plan in the manner set out in the DSU Plan.

The DSUP Administrators may also, in their sole discretion from time to time, award DSUs to one or more Eligible Directors for the purposes of providing additional equity related remuneration to such Eligible Directors in respect of future services as an Eligible Director. With respect to the award of such DSUs, the DSUP Administrators will determine when DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of DSUs, if any, and all other terms and conditions of each award. Unless the DSUP Administrators determine otherwise, such DSUs will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The DSUP Administrators may consider alternatives for vesting criteria related to the Company’s performance and have the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (a) where the Termination of Board Service (as defined below) of a DSU Participant (or termination of service as a salaried officer or employee, if applicable) occurs as a result of the DSU Participant•s death, all unvested DSUs of that DSU Participant will vest effective on the date of death; and (b) if there is a change of control (as such term is defined in the DSU Plan), all unvested DSUs will vest immediately prior to such change of control.

If cash dividends are paid by the Company on the Common Shares, a DSU Participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the DSU Participant holds on the record date for the payment of such dividend.

Canadian DSU Participants are not entitled to redeem any DSUs (regardless of their vested status) until after the DSU Participant ceases to be a member of the Board by way of retirement, non-re-election as a director, resignation, incapacity or death (each, a Termination of Board Service), or termination of service as a salaried officer or employee, if applicable.

Except with respect to U.S. Eligible Directors (defined below) a DSU Participant (or the DSU Participant•s legal representative, as the case may be) will be permitted to redeem his or her vested DSUs no earlier than following Termination of Board Service (and termination of service as a salaried officer or employee, if applicable) by giving written notice to the Company to redeem on one or more dates specified by the DSU Participant (or the DSU Participant•s legal representative, as the case may be), which dates shall not, in any event, be earlier than the tenth day following the release of the Company’s quarterly or annual financial results immediately following such termination, or later than December 1 of the first calendar year commencing after the time of such termination. The DSUs of an Eligible Director who is a citizen or resident of the United States, as defined in the United States Internal Revenue Code of 1986, as amended (the Code), and any other Eligible Director who is subject to tax under the Code with respect to DSUs granted pursuant to the DSU Plan (each, a U.S. Eligible Director) will be redeemed during the calendar year following the year in which the U.S. Eligible Director experiences a separation from service (as defined in the Code) on a date selected by the Company. Upon redemption of DSUs, the Company will pay to the DSU Participant (or the DSU Participant•s legal representative, as the case may be) a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by the market value of a Common Share on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any DSU Participant to acquire Common Shares in connection with the redemption of vested DSUs under the DSU Plan.

The DSU Plan also contains provisions that apply to DSU Participants who are subject to tax in both the United States and Canada. For such DSU Participants, in limited circumstances specified in the DSU Plan where there is a conflict in the requirements of U.S. tax laws and Canadian tax laws, the relevant DSUs will be forfeited.

Audit Committee

The Audit Committee’s Charter

The following is the text of the Audit Committee’s charter:

AUDIT COMMITTEE CHARTER
PLATINUM GROUP METALS LTD.
(the “Corporation”)

1.             General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities. The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor. In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management. The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.             Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee. All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE MKT (collectively, the “Applicable Regulations”), unless otherwise exempt under the Applicable Regulations.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be able to read and understand fundamental financial standards and satisfy all applicable financial literacy requirements of the Applicable Regulations. Additionally, at least one member of the Committee shall: (a) be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and (b) be an “audit committee financial expert” within the meaning of U.S. federal securities laws.

3.             Duties

The Committee will have the following duties:

•	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•

Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•

Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•	Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•	Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

•	actual financial results for the interim period varied significantly from budgeted or projected results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices; or

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

•	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•

Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders. Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Corporation’s external auditor shall report directly to the Committee.

•	Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•	Pre-approve all non-audit services and tax services to be provided to the Corporation or its subsidiary entities by the external auditor, or other registered accounting firm.

•

Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

•

insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

•	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

•	as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•

Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•	Establish a procedure for:

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

•	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•	Review and oversee all related party transactions within the meaning of the Applicable Regulations.

•	Perform other functions as requested by the Board.

•	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•	Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•	With regard to the Corporation’s internal control procedures, the Committee is responsible to:

•

review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

•

review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

•	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.             Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.             Meetings

The Committee will meet at least once every calendar quarter. Special meetings shall be convened as required. Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor. The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee. At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.             Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.             Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation. The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.             Authority The Committee may:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties.

•	set and pay the compensation for any advisors employed by the Committee; and

•	communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.             Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee. The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.           Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of

(a)	compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation;

(b)	compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

Composition

The Audit Committee has been comprised of Iain McLean (Chairman), Diana Walters and Timothy Marlow since February 23, 2018. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are set forth below:

Member	Experience/Education

Iain McLean, B.Sc.Eng (ARSM), M.B.A., MIMM. C. Eng.

Mr. McLean has experience as a senior executive in several public companies managing operations, listings, capital raising, etc. He also has experience in underground mining operations in the UK and South Africa. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995. The board of directors has determined that Mr. McLean is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE American Company Guide.

Diana Walters, BA, MA.

Ms. Walters has over 28 years in the financial services sector and has served on the audit committee of other publicly-traded companies. Ms. Walters graduated with honours from the University of Texas at Austin with a BA in Plan II Liberal arts and an MA in Energy and Mineral Resources. Ms. Walters has worked on the natural resources sector both as an investment banker and in operating roles. In addition, she gained extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. The board of directors has determined that Ms. Walters is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE American Company Guide.

Timothy Marlow, C.Eng.

Mr. Marlow is a registered Charter Engineered in the UK with over 30 years of experience in mining engineering and mine operations in the Americas, Africa and Asia. Mr. Marlow has held roles ranging from project engineer, services and maintenance superintendent, and general manager to Vice President of Operational Excellence for a multi mine group. His mining and project experience spans the world and he has specific African experience in Ghana and Zambia. Mr. Marlow is a graduate of the Camborne School of Mines and is registered as a C.Eng, Registered Charter Engineer in the UK. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining. The board of directors has determined that Mr. Marlow is independent within the meaning of the NYSE American Company Guide.

During earlier periods of the fiscal year ended August 31, 2018, the Audit Committee was comprised of Mr. McLean, Ms. Walters and then-directors Barry Smee and Eric Carlson, each of which also financially literate and independent within the meaning of the NYSE American Company Guide.

Responsibilities

See the Audit Committee’s Charter above for disclosure on the Audit Committee’s responsibilities.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions set out in Section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member), Subsection 3.3(2) (Controlled Companies), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 (Acquisition of Financial Literacy) of National Instrument 52 110 – Audit Committees (“NI 52-110”), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Company’s Audit Committee is authorized to review the performance of the Company’s independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company’s auditor for the fiscal year ended August 31, 2018 and August 31, 2017 have been pre-approved by the Audit Committee.

External Auditor Service Fees (By Category)

Disclosure on the aggregate fees billed by the Company’s current independent auditor, PricewaterhouseCoopers LLP, during the fiscal year ended August 31, 2018 and August 31, 2017 are described under “Item 16.C. Principal Accountant Fees and Services”.

Compensation Committee

Composition

The Compensation Committee has been comprised of Diana Walters (Chairman), Iain McLean and Timothy Marlow since February 23, 2018. All three members of the Compensation Committee are independent. During earlier periods of the fiscal year ended August 31, 2018, the Compensation Committee was comprised of Mr. McLean (Chairman), Ms. Walters and then-director Barry Smee, who was also independent.

Responsibilities

The responsibilities of the Compensation Committee include but are not limited to:

•

Review, approve and report to the Board annually on management•s succession plans for all executive officers, other than the CEO, including specific development plans and career planning for potential successors;

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

•

Review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO•s performance in light of those corporate goals and objectives, consider the Corporate Governance and Nomination Committee•s report respecting the CEO•s performance and recommend to the Board the CEO•s compensation level based on this evaluation, including salary, incentives, benefits and other perquisites.

•

Establish compensation and recruitment policies and practices for the Company’s executive officers, including establishing levels of salary, incentives, benefits and other perquisites provided to executives of the Corporation and its subsidiaries; provided, however, that the compensation of individual executive officers shall be subject to the Board•s approval.

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

Governance and Nomination Committee

Composition

The Governance and Nomination Committee has been comprised of Timothy Marlow (Chairman), Iain McLean and Diana Walters since February 23, 2018. All three members of the Governance and Nomination Committee are independent. During earlier periods of the fiscal year ended August 31, 2018, the Governance and Nomination Committee was comprised of Mr. McLean, Ms. Walters and then-director Barry Smee (Chairman), who was also independent.

Responsibilities

The responsibilities of the Governance and Nomination Committee include but are not limited to:

•	review and make recommendations to the Board respecting corporate governance in general and regarding the Board•s stewardship role in the management of the Company.

•	review, approve and report to the Board on:

•	the establishment of appropriate processes for the regular evaluation of the effectiveness of the Board and its members and its committees and their charters;

•	in conjunction with the Chair of the Board, the performance of individual directors, the Board as a whole, and committees of the Board;

•	the performance evaluation of the Chair of the Board and the Chair of each Board Committee;

•	regularly, the performance evaluation of the CEO, including performance against corporate objectives.

•	CEO succession planning;

•

oversee compliance with the Company’s Code of Business Conduct and Ethics (the Code), monitor compliance with the Code, investigate any alleged breach or violation of the Code, authorize any waiver granted in connection with the Code

•	oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

D.	Employees

As of August 31, 2018, the Company’s complement of managers, staff and consultants in Canada consisted of approximately 6 individuals. The Company’s complement of managers, staff, consultants, security and casual workers in South Africa currently consisted of approximately 11 individuals, inclusive of 3 individuals active at the Waterberg Project conducting exploration and engineering activities related to the planned completion of a DFS expected in the first part of 2019. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required.

E.	Share Ownership

With respect to the persons listed in Compensation, above, who are current directors, officers or employees of the Company, the following table discloses the number of and percent of the Common Shares outstanding held by those persons, as of the date of this Annual Report. The Common Shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class(3)
R. Michael Jones Chairman, President, CEO and Director	355,587 (4)	*
Frank R. Hallam CFO and Director	208,626	*
Iain McLean Director	20,335	*
Timothy Marlow Director	3,000	*
Diana Walters Director	4,000	*
John A. Copelyn (5) Director	Nil	Nil

Notes:

*	Less than one percent
(1)	Includes beneficial, direct and indirect shareholdings.
(2)	Does not include stock options and other rights to purchase or acquire shares.
(3)	There are 291,259,110 shares of Common Stock issued and outstanding as of the date of filing of this Annual Report.

(4)	Of these shares, 95,600 shares are held by 599143 B.C. Ltd., a company 50% owned by Mr. Jones and 50% owned by Mr. Jones• wife.
(5)	Does not include shares owned by HCI, of which Mr. Copelyn is the Chief Executive Officer. For a description of such shares, see Item. 7.A Major Shareholders.

The following table discloses the stock options outstanding to the aforementioned persons as of the date of filing of this Annual Report:

	Date of Grant or	# of Shares of		Exercise
Name and Title	Issuance	Common Stock		Price Per	Expiry Date
		Subject to		Share
Issuance
R. Michael Jones President, CEO and Director	Jan 14, 2014 Feb 16, 2015 Dec 22, 2015 Dec 23, 2016	100,000 120,000 67,500 200,000	$ $ $ $	13.00 6.50 2.00 2.00	Jan 14, 2019 Feb 16, 2020 Dec 22, 2020 Dec 23, 2021
Frank R. Hallam CFO and Director	Jan 14, 2014 Feb 16, 2015 Dec 22, 2015 Dec 23, 2016	87,500 100,000 60,000 175,000	$ $ $ $	13.00 6.50 2.00 2.00	Jan 14, 2019 Feb 16, 2020 Dec 22, 2020 Dec 23, 2021
Iain McLean Chairman and Director	Jan 14, 2014 Feb 16, 2015 Dec 22, 2015 Dec 23, 2016	25,000 35,000 33,750 125,000	$ $ $ $	13.00 6.50 2.00 2.00	Jan 14, 2019 Feb 16, 2020 Dec 22, 2020 Dec 23, 2021
Timothy Marlow Director	Jan 14, 2014 Feb 16, 2015 Dec 22, 2015 Dec 23, 2016	25,000 35,000 33,750 125,000	$ $ $ $	13.00 6.50 2.00 2.00	Jan 14, 2019 Feb 16, 2020 Dec 22, 2020 Dec 23, 2021
Diana Walters Director	Jan 14, 2014 Feb 16, 2015 Dec 22, 2015 Dec 23, 2016	25,000 35,000 33,750 125,000	$ $ $ $	13.00 6.50 2.00 2.00	Jan 14, 2019 Feb 16, 2020 Dec 22, 2020 Dec 23, 2021
John A. Copelyn Director	N/A	N/A		N/A	N/A

Stock Option Plan

The Stock Option Plan exists only for the purpose of governing the terms of all outstanding options that were issued under the Stock Option Plan before the adoption of the Company’s Share Compensation Plan on February 23, 2017. No new options may be granted under the Stock Option Plan and the total number of outstanding options issued (but not exercised) under the Stock Option Plan count towards the maximum number of Options and restricted share units (RSUs) issuable under the Share Compensation Plan. Details of the Share Compensation Plan are provided below.

The Stock Option Plan was approved by the shareholders at the annual general meeting held on January 10, 2006 and was amended at the Company’s annual general meeting held on January 10, 2007 and was ratified by the shareholders at the annual general meetings held on January 12, 2010, January 8, 2013 and February 26, 2016. The Stock Option Plan is classified as a 10% rolling plan pursuant to which the number of Common Shares which may be issuable pursuant to options previously granted and those granted under the Stock Option Plan is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

Other information relating to the Stock Option Plan is as follows:

•	The Stock Option Plan is administered by the Compensation Committee.

•	Options may be granted to directors, senior officers, employees, non-employee directors, management company employees and consultants of the Company and its affiliates.

•	As at the date of filing of this Annual Report, no new options were issued or issuable under the Stock Option Plan.

•

As at the date of filing of this Annual Report, an aggregate of 3,085,500 options were outstanding under the Stock Option Plan, being a number of options equal to 1.06% of the Company’s issued and outstanding Common Shares on such date.

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

•

ensure that the options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an option has been granted may from time to time be resident or a citizen;

•	make amendments of an administrative nature;

•	change vesting provisions of an option or the Existing Plan;

•	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

•	reduce the exercise price of an option for an optionee who is not an Insider;

•	make any amendments required to comply with applicable laws or TSX requirements; and

•	make any other amendments which are approved by the TSX.

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

•

The Stock Option Plan contains adjustment provisions pursuant to which the exercise price of an option and/or the number of securities underlying an option may be adjusted in the event of certain capital changes of the Company including, without limitation, share consolidations, stock-splits, dividends and corporate reorganizations. The adjustment provisions are meant to ensure that the rights associated with the option are neither enhanced nor prejudiced as a result of the capital change

Share Compensation Plan

The Share Compensation Plan was adopted by the Company after it was approved by the shareholders at the annual general meeting held on February 23, 2017 (the Adoption Date). As of the Adoption Date, the Share Compensation Plan govern all new grants of restricted share units (the RSUs) and options to purchase Common Shares (the Options). The Company’s Stock Option Plan continue to exist but only for the purpose of governing the terms of all outstanding options that were been issued under the Stock Option Plan before the adoption of the Share Compensation Plan. No new options may be granted under the Stock Option Plan and the total number of outstanding options issued (but not exercised) under the Stock Option Plan count towards the maximum number of Options and RSUs issuable under the Share Compensation Plan. A description of the Stock Option Plan is provided above.

The Share Compensation Plan is a 10% rolling plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs and Options granted under the Share Compensation Plan, options previously granted under the Existing Plan, together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

The Share Compensation Plan provides participants (each, an SCP Participant), who may include participants who are citizens or residents of the United States (each, a US-SCP Participant), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See Restricted Share Units Vesting Provisions below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See Options Vesting Provisions below.

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

The following people will be eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant (defined under the Share Compensation Plan as a consultant that (x) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities, or (y) otherwise satisfies the requirements to participate in an employee benefit plan as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, registered by the Company on Form S-8). Non-employee directors of the Company will not be eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Company will continue to be eligible to participate in respect of Options, however, only on a limited basis. See Restrictions on the Award of RSUs and Grant of Options below. Under the Existing Plan, directors of the Company have been technically eligible to participate on a discretionary basis without any limits on participation.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the SCP Administrators) based on the recommendation of the compensation committee of the Board (the Compensation Committee). The SCP Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant, as reduced by the number of Common Shares that may be issuable pursuant to options outstanding under the Stock Option Plan.

As of the date of filing of this Annual Report, the Company has 291,259,110 Common Shares issued and outstanding. Accordingly, the aggregate number of Common Shares that may be issued pursuant to the Share Compensation Plan is 29,125,911, less the 3,085,500 Common Shares issuable pursuant to options outstanding under the Stock Option Plan.

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

The following table discloses the holders of the Company’s Common Shares who are known or believed by the Company to be the beneficial owners of 5% or more of the Company’s Common Shares (the Major Shareholders). The percentages in the table below are based on 291,259,110 Common Shares outstanding as November 29, 2018, except as noted.

Identity of Person or Group	Amount and Nature of Beneficial Ownership	Percent of Class
Hosken Consolidated Investments Limited(1)	61,470,042	19.90
Franklin Resources, Inc./Franklin Advisors, Inc. (2)	59,787,569	19.90
Liberty Metals & Mining Holdings, LLC.(3)	56,160,609	18.04

Notes:

(1)

Based on information HCI provided to the Company as of November 14, 2018, HCI through its wholly-owned subsidiary Deepkloof Limited had sole voting and dispositive power with respect to 43,834,468 Common Shares plus 17,635,574 Common Shares issuable upon exercise of warrants bearing an exercise price of $0.17 (reflects the application of a 19.9% beneficial ownership limitation included in certain warrants held by HCI). HCI also holds an additional 22,364,425 warrants, which are excluded from the table by virtue of the 19.9% beneficial ownership limitation.

(2)

Based on information Franklin Resources, Inc./Franklin Advisors, Inc. provided to the Company as of November 15, 2018, Franklin Resources, Inc./Franklin Advisors, Inc. had sole voting and dispositive power with respect to 50,606,629 Common Shares plus an additional 9,180,940 Common Shares issuable upon exercise of warrants bearing an exercise price of $0.17 per common share (reflects the application of a 19.9% beneficial ownership limitation included in certain warrants held by Franklin Resources, Inc./Franklin Advisors, Inc.). Franklin Resources, Inc./Franklin Advisors, Inc. also holds an additional 9,537,255 warrants and $8.0 million principal amount of convertible notes, the underlying shares for which are excluded from the table by virtue of 19.9% beneficial ownership limitations.

(3)

Based on information LMM provided to the Company as of November 12, 2018, 2018, LMM had sole voting and dispositive power with respect to 36,160,609 Common Shares plus an additional 20,000,000 Common Shares issuable upon exercise of warrants bearing an exercise price of $0.17 per common share.

Except as disclosed in the table above, the Company is not aware of any other person or group who owns more than 5% of the issued and outstanding Common Shares as of November 29, 2018.

In their capacity as shareholders of the Company, the Company’s Major Shareholders have the same voting rights as other holders of the Company’s Common Shares. As discussed elsewhere in this Annual Report, LMM has certain additional rights as the lender under the LMM Facility. In addition, the Company has granted HCI the right to nominate one person to be appointed to the board of directors of the Company. John Copelyn is HCI’s nominee to the board of directors.

We are aware of the following changes in the Company’s Major Shareholders over the past three years:

•

As of May 31, 2017, BlackRock, Inc. (‘BlackRock) reported as beneficially owning 12.4% of the Company’s Common Shares. However, as of June 30, 2018, BlackRock reported as no longer being a Major Shareholder of the Company.

•

As of December 31, 2017, Donald Smith & Co., Inc. reported as beneficially owning 8.99% of the Company’s Common Shares. However, such number of shares would currently represent less than 5% of the Company’s common shares.

•

As of December 31, 2015, Genesis Asset Managers, LLP (Genesis) reported as beneficially owning 7.91% of the Company’s Common Shares. However, as of December 31, 2016, Genesis no longer reported as being a Major Shareholder of the Company.

Based on information available to the Company, as of August 31, 2018, approximately 42.94% of the Company’s outstanding Common Shares were beneficially owned in the United States, by approximately 14,181 holders with U.S. addresses.

B.	Related Party Transactions

For purposes of this section, a Related Party means (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual•s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals• families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the Company for purposes of this disclosure.

Neither the Company nor any of its subsidiaries has made any loan or guarantee in favor of any Related Party, nor has any Related Party been indebted to the Company or its subsidiaries, since September 1, 2017.

Neither the Company nor any of its subsidiaries is a party to any transactions since September 1, 2017 or any presently proposed transactions involving a Related Party, which transactions are material to the Company or the Related Party or are unusual in their nature or conditions, except as follows or as described elsewhere in this Annual Report:

(1)

LMM, a Major Shareholder, is the lender to the Company pursuant to the LMM Facility, as amended and restated, and was a party to the PPA prior to the PPA being terminated. The transactions between the Company and LMM are more fully described elsewhere in this Annual Report. LMM purchased 20,000,000 units in the Company’s May 2018 public offering of units.

(2)

Franklin Advisors, Inc., a Major Shareholder, subscribed on behalf of certain funds for $8 million of the principal amount of convertible notes issued by the Company on June 30, 2017. Based on information provided to the Company as of November 15, 2018 by Franklin Advisors, Inc., the Company believes that Franklin Advisors, Inc. continues to hold such notes. Transactions relating to the convertible notes are more fully described elsewhere in this Annual Report. In addition, Franklin Advisors, Inc. purchased 18,718,195 units in the Company’s May 2018 public offering of units.

(3)

HCI became a Major Shareholder as a result of its participation a private placement of units in May 2018 and the Company’s concurrent public offering of units. HCI purchased 15,090,999 units in the private placement and 24,909,000 units in the public offering. Pursuant to the private placement, HCI’s nominee, John Copelyn, was appointed to the Company’s board of directors. Such transactions are more fully described elsewhere in this Annual Report.

(4)	Compensatory matters relating to the Company’s directors and executive officers are described in Item 6 of this Annual Report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 18 hereof and filed as part of this Annual Report. These financial statements include the consolidated balance sheets as at August 31, 2018 and 2017 and the statements of operations and cash flows for the three years ended August 31, 2018.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements have been prepared under the historical cost convention.

Legal Proceedings

On August 28, 2018 the Company received a summons issued by Africa Wide in the High Court of South Africa whereby Africa Wide, formerly the holder of a 17.1% interest in Maseve, has instituted legal proceedings in South Africa against the Company’s wholly owned subsidiary, PTM RSA, RBPlat and Maseve ("Defendants") in relation to the Maseve Sale Transaction. See Item 5.A. Operating results - Maseve Sale to Royal Bafokeng Platinum. Africa Wide is seeking to set aside the Maseve Sale Transaction, alternatively is seeking that Africa Wide be paid the "true value" of its 17.1% shareholding in Maseve, to be determined at the time prior to the implementation of stage one of the Maseve Sale Transaction. Africa Wide avers that (i) pursuant to the term sheet pertaining to the Maseve Sale Transaction the Defendants disposed of Maseve's main asset (allegedly the plant) without Africa Wide's consent as required under the Maseve shareholders agreement; (ii) such disposal significantly devalued its shares in Maseve which (iii) resulted in the disposal of Africa Wide's shares in Maseve through a drag-along provision in Maseve's constitutional documents and (iv) Africa Wide did not have an election to refuse to dispose of its shareholding. While both the Company and RBPlat believe, and have been so advised by their respective legal counsel, that the Africa Wide action is factually and legally defective, no assurance can be provided that the Company will prevail in this action.

Dividend Policy

We have not declared any dividends since incorporation and do not anticipate doing so in the foreseeable future. The following restrictions could prevent the Company from paying dividends or distributions:

•	The exchange controls of the Government of South Africa. See Item 4.B. South African Regulatory Framework;

•

In 2012, the Government of South Africa replaced the longstanding secondary tax on corporations with a dividend tax levied on shareholders. Before the new dividend tax became law, secondary tax on corporations had been levied at a rate of 10% on all dividends declared by companies resident in South Africa. The current rate of dividends tax is 20%. Under an existing tax treaty between Canada and South Africa, the effective rate under the new dividend tax in South Africa on dividends paid from PTM RSA to the Company will be 5% of the gross amount of dividends, provided the Company continues to hold at least 10% of the capital of PTM RSA. Dividend taxes are to be withheld by corporations in South Africa on behalf of shareholders and remitted to the South African Revenue Service; and

•	The LMM Facility specifies that the Company may not declare and pay dividends during the term of the LMM Facility, except with the prior written consent of LMM.

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

There have been no significant changes since August 31, 2018, except as otherwise discussed herein.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Company’s Common Shares on the TSX and on the NYSE American for each full quarterly period within the two most recent fiscal years ended August 31, 2018 and any subsequent period:

	TSX	TSX	NYSE AMERICAN	NYSE AMERICAN
PERIOD	HIGH CDN$	LOW CDN$	HIGH USD$	LOW USD$
2018
Fourth Quarter	0.17	0.12	0.13	0.10
Third Quarter	0.45	0.14	0.35	0.11
Second Quarter	0.72	0.36	0.58	0.28
First Quarter	0.89	0.40	0.72	0.32
2017
Fourth Quarter	1.66	0.64	1.23	0.51
Third Quarter	2.41	1.42	1.81	1.03
Second Quarter	3.19	1.89	2.45	1.40
First Quarter	3.97	1.89	3.08	1.40

The following table sets forth the high and low market prices of the Company’s Common Shares for the five most recent fiscal years ended August 31, 2018:

YEARS ENDING	TSX	TSX	NYSE AMERICAN	NYSE AMERICAN
AUG. 31	HIGH CDN$	LOW CDN$	HIGH USD$	LOW USD$
2018	0.89	0.12	0.72	0.10
2017	3.97	0.64	3.08	0.51
2016(1)	5.25	1.35	4.04	1.00
2015	1.19	0.32	1.08	0.24

YEARS ENDING	TSX	TSX	NYSE AMERICAN	NYSE AMERICAN
AUG. 31	HIGH CDN$	LOW CDN$	HIGH USD$	LOW USD$
2014	1.49	0.97	1.37	0.99

Notes:

(1)

Effective January 28, 2016 the Company’s Common Shares were consolidated on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding Common Shares, options and weighted average number and per share information has been retrospectively restated to reflect the ten to one consolidation.

The following table sets forth the high and low market prices for the most recent six months:

	TSX	TSX	NYSE AMERICAN	NYSE AMERICAN
MONTH	HIGH CDN$	LOW CDN$	HIGH USD$	LOW USD$
October 2018	0.25	0.17	0.18	0.13
September 2018	0.25	0.14	0.19	0.10
August 2018	0.16	0.12	0.12	0.09
July 2018	0.16	0.13	0.12	0.10
June 2018	0.17	0.12	0.13	0.08
May 2018	0.26	0.14	0.20	0.11

The closing price of the Common Shares on November 29, 2018 was C$0.21 on the TSX and $0.1585 on the NYSE American.

There have been no trading suspensions in the prior three years.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Common Shares are listed on the TSX under the symbol PTM and on the NYSE American under the symbol PLG.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Incorporation

The Company was formed by way of an amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation on February 18, 2002 under the Company Act (British Columbia) pursuant to an order of the Supreme Court of British Columbia. The Company was transitioned to the BCBCA on January 25, 2005. the Company’s British Columbia incorporation number is BC0642278.

Objects and Purposes

Neither the Notice of Articles nor the Articles of the Company contains a limitation on objects and purposes.

Directors

Part 17 of the Articles deals with the directors• involvement in transactions in which they have an interest. Article 17.2 provides that a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Pursuant to the BCBCA, a director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as a director of the Company.

Part 8 of the Articles deals with borrowing powers. The Company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge (whether by way of specific or floating charge), grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Qualifications of Directors

The Articles do not specify a retirement age for directors.

Directors are not required to own any Common Shares of the Company.

Section 124 of the BCBCA provides that an individual is not qualified to become or act as a director of a company if that individual is:

1.	under the age of 18 years;

2.	found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs;

3.	an undischarged bankrupt; or

4.	convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless:

a.	the court orders otherwise;

b.	5 years have elapsed since the last to occur of:

i.	the expiration of the period set for suspension of the passing of sentence without a sentence having been passed;

ii.	the imposition of a fine;

iii.	the conclusion of the term of any imprisonment; and

iv.	the conclusion of the term of any probation imposed; or

c.

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

Rights, Preference and Restrictions

All of the authorized shares of Common Stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its stockholders for the purpose of winding up its affairs after the Company have paid out its liabilities. The issued shares of Common Stock are not subject to call or assessment rights or any pre-emptive or conversion rights. The stockholders are entitled to one vote for each share on all matters to be voted on by the stockholders. There are no provisions for redemption, purchase for cancellation, surrender or sinking funds, and there are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of stockholders may be altered only with the approval of the holders of 2/3 or more of the Common Stock voted at a meeting of our stockholders called and held in accordance with our Articles and applicable law.

Shareholder Meetings

The BCBCA provides that: (i) a general meeting of shareholders must be held in British Columbia, unless otherwise provided in the Company's Articles (and the Company’s Articles provide that a meeting of shareholders may be held in or outside of British Columbia as determined by a resolution of the directors); (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) or be less than 21 days before the date on which the meeting is to be held; (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the Articles (and the Company’s Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting); (v) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the Supreme Court of British Columbia (the “Court”) may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the Court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or British Columbia or in the Company's charter documents. See Exchange Controls below in this Annual Report for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire the Common Shares.

Change in Control

There are no provisions in the Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving its company or any of its subsidiaries.

Ownership Threshold

There are no provisions in ourthe Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Articles governing changes in the rights of holders of Common Shares where such conditions are more significant than is required by the laws of British Columbia.

Description of Capital Structure

The rights of the Company’s shareholders are also affected by the Shareholder Rights Plan, as defined and described below. The Shareholder Rights Plan is governed by the Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc. dated July 9, 2012.

the Company’s authorized share structure consists of an unlimited number of Common Shares without par value, of which 291,259,110 Common Shares were issued and outstanding as of the date of filing of this Annual Report. All of the issued Common Shares are fully paid. The Company does not own any of its Common Shares.

On July 10, 2012, the Company announced that its board of directors had approved the adoption of a shareholder rights plan dated July 9, 2012 (the Shareholder Rights Plan) subject to shareholder approval, which was received at the Company’s annual general meeting held on January 8, 2013 and which shareholder approval was renewed at the Company’s Annual General Meeting held on February 26, 2016. The Shareholders Rights Plan will continue in force up to the end of the Company’s third annual general meeting of shareholders following the shareholder approval obtained on February 26, 2016, subject to earlier expiry in the event of (i) the redemption of the shareholder rights; or (ii) the exchange of the shareholder rights for debt or equity securities or assets (or a combination thereof), all as more particularly set out in the Shareholder Rights Plan.

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

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to nonresident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends, profits, interest, royalties and other payments by the Company to non-resident holders of the Common Stock, except as discussed below under "Item 10.E. Taxation."

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a non-Canadian not acquire control of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

Canadian Federal Income Tax Consequences

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under Income Tax Act (Canada) (the Tax Act) and the regulations thereunder (the Regulations) generally applicable to a beneficial holder of Common Stock who, at all relevant times, for the purposes of the Tax Act, deals at arm•s length with the Company, is not affiliated with the Company, holds such Common Stock as capital property, is neither resident nor deemed to be resident in Canada, does not use or hold, and will not be deemed to use or hold, Common Stock in a business carried on in Canada, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the Canada-U.S. Tax Convention), and is a qualifying person within the meaning of the Canada-U.S. Tax Convention (each, a US Resident Holder). In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. US Resident Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

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

This summary does not apply to a US Resident Holder (a) that is a financial institution for purposes of the mark to market rules contained in the Tax Act; (b) an interest in which is or would constitute a tax shelter investment as defined in the Tax Act; (c) that is a specified financial institution as defined in the Tax Act; (d) that is a corporation that does not deal at arm•s length for purposes of the Tax Act with a corporation resident in Canada and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Stock, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (e) that reports its Canadian tax results in a currency other than Canadian currency, all as defined in the Tax Act; (f) that is exempt from tax under the Tax Act; or (g) that has entered into, or will enter into, a synthetic disposition arrangement or a derivative forward agreement with respect to the Common Stock, as those terms are defined in the Tax Act. Such US Resident Holders should consult their own tax advisors with respect to their holding of Common Stock.

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

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the Tax Proposals) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-U.S. Tax Convention, and counsel•s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the CRA). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

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

Disposition of Common Stock

A US Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such US Resident Holder on a disposition of Common Stock, unless the Common Stock constitute taxable Canadian property (as defined in the Tax Act) of the US Resident Holder at the time of the disposition and are not treaty-protected property (as defined in the Tax Act) of the US Resident Holder at the time of the disposition.

Generally, as long as the Common Stock is then listed on a designated stock exchange (which currently includes the TSX and the NYSE American), the Common Stock will not constitute taxable Canadian property of a US Resident Holder, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (a) the US Resident Holder, persons with which the US Resident Holder does not deal at arm•s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the US Resident Holder or persons which do not deal at arm•s length with the US Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Common Stock was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

In the case of a US Holder, the Common Stock of such US Holder will generally constitute treaty- protected property for purposes of the Tax Act unless the value of the Common Stock is derived principally from real property situated in Canada. For this purpose, real property has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

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

Generally, one half of any capital gain (a taxable capital gain) realized by a US Resident Holder must be included in the US Resident Holder•s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss incurred by a Resident Holder (an allowable capital loss) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own shares of Common Stock as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired shares of Common Stock in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares of Common Stock other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are required to accelerate the recognition of any item of gross income with respect to shares of Common Stock as a result of such income being recognized on an applicable financial statement; or (j) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold shares of Common Stock in connection with carrying on a business in Canada; (d) persons whose shares of Common Stock constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of shares of Common Stock.

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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a passive foreign investment company under the meaning of Section 1297 of the Code (a PFIC, as defined below) for any year during a U.S. Holder•s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of shares of Common Stock. Based on current business plans and financial expectations, the Company believes that it may be a PFIC for its current tax year ending August 31, 2019 and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the PFIC income test) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the PFIC asset test). Gross income generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and passive income generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation•s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, passive income does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain related persons (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a Subsidiary PFIC••), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any excess distributions, as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of shares of Common Stock. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of shares of Common Stock are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns shares of Common Stock, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of shares of Common Stock will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a qualified electing fund or QEF under Section 1295 of the Code (a QEF Election) or makes a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a Non-Electing U.S. Holder.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of shares of Common Stock; and (b) any excess distribution received on the shares of Common Stock. A distribution generally will be an excess distribution to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder•s holding period for the shares of Common Stock, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of shares of Common Stock (including an indirect disposition of the stock of any Subsidiary PFIC), and any excess distribution received on shares of Common Stock or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder•s holding period for the respective shares of Common Stock. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as personal interest, which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its shares of Common Stock begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its shares of Common Stock. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder•s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, net capital gain is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and ordinary earnings are the excess of (a) earnings and profits over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as personal interest, which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents earnings and profits of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder•s tax basis in the shares of Common Stock to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of shares of Common Stock.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if such QEF Election is made for the first year in the U.S. Holder•s holding period for the shares of Common Stock in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder•s holding period for the shares of Common Stock, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a purging election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such shares of Common Stock were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a purging election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its shares of Common Stock. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the shares of Common Stock are marketable stock. The shares of Common Stock generally will be marketable stock if the shares of Common Stock are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be regularly traded for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its shares of Common Stock generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such shares of Common Stock. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder•s holding period for the shares of Common Stock for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the shares of Common Stock.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the shares of Common Stock, as of the close of such tax year over (b) such U.S. Holder•s adjusted tax basis in such shares of Common Stock. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder•s adjusted tax basis in the shares of Common Stock, over (b) the fair market value of such shares of Common Stock (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder•s tax basis in the shares of Common Stock to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of shares of Common Stock, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the shares of Common Stock cease to be marketable stock or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, shares of Common Stock will generally be subject to information reporting and backup withholding tax at the rate of 24% if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

Additional information relating to the Company may be found on SEDAR, the system for electronic document analysis and retrieval, at www.sedar.com and on EDGAR, the SEC•s electronic data gathering, analysis and retrieval database, at www.sec.gov.

Additional information, including directors• and officers• remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s Financial Statements and Management•s Discussion and Analysis for the year ended August 31, 2018.

Copies of the above may be obtained, on the Company’s website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; on the SEC•s EDGAR website at www.sec.gov; or by calling the Company’s investor relations personnel at 604-899-5450.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Currency Risk

While the Company’s financial statements are presented in U.S. dollars, the Company’s functional currency is the Canadian dollar, the functional currency of the Company’s subsidiaries is the South African Rand, and a significant portion of the Company’s and its subsidiaries• expenses are incurred in Canadian dollars and South African Rand. Therefore, the Company is subject to currency risk with respect to changes in exchange rates among the U.S. dollar, Canadian dollar and South African Rand. The Company has not entered into any agreements or purchased any instruments to hedge its currency risks. A hypothetical 10% strengthening/weakening in the U.S. dollar versus the Canadian dollar and Rand would have given rise to a decrease/increase in net loss for the year ended August 31, 2018 of approximately $6.8 million. For further information, see note 18 to the Company’s financial statements.

(b) Interest Rate Risk

The Company’s primary exposure to interest rate risk is through its borrowings under the LMM Facility, which bears interest at LIBOR plus 9.5% . At August 31, 2018, based on this exposure, an increase or decrease of 2% in the average interest rate would give rise to an increase/decrease of approximately $ million on interest expense for the year ended August 31, 2018.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Certain restrictions on the payment of dividends are described under Item 8.A.

ITEM 15.	CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer•s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as at August 31, 2018 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as at August 31, 2018.

the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2018. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting was effective as at August 31, 2018.

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in the Company’s internal control over financial reporting during the year ended August 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Non-accelerated filers are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management•s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as a non-accelerated filer and therefore has not included an independent auditor attestation of management•s assessment of the effectiveness of its internal control over financial reporting in this MD&A or in its audited annual consolidated financial statements for the year ended August 31, 2018.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that there are two financial experts on the Company’s Audit Committee: Iain McLean, director and Diana Walters, director. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc. (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995. Ms. Walters has worked on the natural resources sector both as an investment banker and in operating roles. In addition, she gained extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. Each of Mr. McLean and Ms. Walters is independent within the meaning of NYSE American listing standards.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the Code of Conduct) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code of Conduct includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code of Conduct and accountability for adherence to the Code of Conduct. A copy of the Code of Conduct is posted on the Company’s website, at www.platinumgroupmetals.net.

The Company has not granted any waiver, including any implicit waiver, from a provision of the Code during the Company’s most recently completed fiscal year ending August 31, 2018.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s current independent auditor, PricewaterhouseCoopers LLP, during the fiscal years ended August 31, 2018 and 2017 are set forth below in $:

	Year ended	Year ended
	August 31, 2018	August 31, 2017
	($)	($)
Audit Fees	324,828	263,242
Audit-Related Fees(1)	42,226	55,041
Tax Fees(2)	-	-
All Other Fees(3)	45,398	97,121
Total	412,512	415,404

Notes:

(1)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading Audit Fees.

(2)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, including restructuring advice.
(3)	The aggregate fees billed for products and services other than as set out under the headings Audit Fees, Audit Related Fees and Tax Fees.

Pre-Approval Policies

The Audit Committee•s pre-approval policies are described under Item 6.C. Board Practices.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any affiliated purchaser during the period covered by this Annual Report.

ITEM 16F.	CHANGE IN REGISTRANT•S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE American is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its articles. the Company’s articles provide that a quorum for the transaction of business at any shareholders' meetings is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted thereat. However, if there is only one shareholder entitled to vote at a meeting of shareholders, the quorum is one person who is, or who represents by proxy, that shareholder. If within one-half hour from the time set for the holding of a shareholders• meeting, a quorum is not present, a meeting convened by requisition of the shareholders shall be dissolved. In any other case a meeting shall stand adjourned to the same day in the next week at the same time and place; and, if a quorum is not present within one-half hour from the time appointed for the adjourned meeting, the persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at such meeting shall constitute a quorum.

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

Shareholder Approval Requirements: NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of Common Shares (or securities convertible into Common Shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under British Columbia law or under the policies of the Toronto Stock Exchange unless the transaction: materially affects control of the listed issuer; provides consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm•s length; or the transaction is a private placement for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction where the price per security is less than the market price (as such term is defined under Toronto Stock Exchange policies) but within the discounts allowable under Toronto Stock Exchange policies. The Company will seek a waiver from NYSE American•s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under British Columbia law or under the policies of the Toronto Stock Exchange.

The foregoing is consistent with the laws, customs and practices in Canada.

ITEM 16H.	MINE SAFETY DISCLOSURE

The Company was not the operator, and did not have a subsidiary that was an operator, of a coal or other mine, as defined in Section 3 of the Federal Mine Safety and Health Act of 1977, in the United States during the year ended August 31, 2018.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable

ITEM 18.	FINANCIAL STATEMENTS

Following are the Company’s Consolidated Financial Statements for the year ended August 31, 2018

Platinum Group Metals Ltd.

Consolidated Financial Statements
(all amounts in thousands of United States Dollars unless otherwise noted)

For the year ended August 31, 2018

Filed: November 29, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Platinum Group Metals Ltd.

Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Platinum Group Metals Ltd. and its subsidiaries, (together, the Company) as of August 31, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss (income), changes in equity and cash flows for each of the three years in the period ended August 31, 2018, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2018 and 2017, and their financial performance and their cash flows for each of the three years in the period ended August 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Substantial doubt about the Company's ability to continue as a going concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has significant amounts of debt payable without any current source of operating income. The Company also has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada
November 29, 2018

We have served as the Company's auditor since 2007.

PLATINUM GROUP METALS LTD.
Consolidated Statements of Financial Position
(in thousands of United States Dollars)

	August 31,	August 31,
	2018	2017
ASSETS

Current
Cash and cash equivalents	$3,017	$3,414
Restricted Cash – Waterberg (Note 7)	126	-
Marketable Securities (Note 4)	7,084	-
Amounts receivable	863	2,058
Prepaid expenses	226	645
Asset held for sale (Note 6)	-	69,889
Total current assets	11,316	76,006

Performance bonds	70	79
Exploration and evaluation assets (Note 7)	29,406	22,900
Property, plant and equipment (Note 5)	1,057	1,543
Total assets	$41,849	$100,528

LIABILITIES

Current
Accounts payable and other liabilities	$3,572	$16,443
Loan payable (Note 8)	-	46,305
Total current liabilities	3,572	62,748

Loans payable (Note 8)	42,291	43,821
Convertible notes (Note 9)	14,853	17,225
Warrant derivative (Note 11)	663	-
Total liabilities	$61,379	$123,794

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	$818,454	$800,894
Contributed surplus (Note 10)	25,950	25,870
Accumulated other comprehensive loss	(159,742)	(170,505)
Deficit	(715,344)	(667,617)
Total shareholders’ deficit attributable to
shareholders of Platinum Group Metals Ltd.	(30,682)	(11,358)

Non-controlling interest (Note 12)	11,152	(11,908)
Total shareholders’ deficit	(19,530)	(23,266)
Total liabilities and shareholders’ deficit	$41,849	$100,528

Going Concern (Note 1)
Contingencies and Commitments (Note 14)
Subsequent Events (Note 21)

Approved by the Board of Directors and authorized for issue on November 29, 2018

/s/ Iain McLean	/s/ Diana Walters
Iain McLean, Director	Diana Walters, Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	2

PLATINUM GROUP METALS LTD.
Consolidated Statements of Loss and Comprehensive Loss (Income)
(in thousands of United States Dollars except share and per share data)

	Year Ended	Year Ended	Year Ended
	August 31,	August 31,	August 31,
	2018	2017	2016

EXPENSES
General and administrative (Note 17)	$6,084	$5,749	$5,421
Interest	18,414	367	-
Foreign exchange loss (gain)	4,068	(4,563)	(1,664)
Stock compensation expense (Note 10)	77	1,144	150
Maseve closure, care and maintenance costs	14,437	-	-
Impairment Charge	-	589,162	41,371
	$43,080	$591,859	$45,278

Gain on fair value of convertible debt derivative (Note 9,11)	(3,726)	(2,081)	-
Loss on Asset Held for Sale	2,304	-	-
Loss on fair value of marketable securities	105	-	-
Net finance income	(739)	(1,062)	(1,133)
Loss for the year before income taxes	$41,024	$588,716	$44,145

Deferred income tax expense (recovery) (Note 20)	-	1,655	(7,494)
Loss for the year	$41,024	$590,371	$36,651

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(6,350)	(59,086)	50,030
Tax impact items previously recorded to comprehensive loss	(15,527)	-	-

Comprehensive loss for the year	$19,147	$531,285	$86,681

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	38,682	542,415	20,675
Non-controlling interests	2,342	47,956	15,976
	$41,024	$590,371	$36,651

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	16,805	480,741	66,984
Non-controlling interests	2,342	50,544	19,697
	$19,147	$531,285	$86,681

Basic and diluted loss per common share	$0.20	$4.30	$0.26

Weighted average number of common shares outstanding:
Basic and diluted	190,531,439	126,019,077	80,438,434

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	3

PLATINUM GROUP METALS LTD.
Consolidated Statements of Changes in Equity
(in thousands ) Shares of United States Dollars, except # of Common

	# of	Share	Contributed	Accumulated	Deficit	Attributableo	Non-	Total
	Common	Capital	Surplus	Other		to	Controlling
	Shares			Comprehensive		Shareholders	Interest
				Income (loss)		of the Parent
						Company
Balance, August 31, 2015	76,894,302	$681,762	$23,646	$(185,872)	$(104,570)	$414,966	$58,380	$473,346
Share based compensation	-	-	357	-	-	357	-	357
Share issuance – financing	11,000,000	33,000	-	-	-	33,000	-	33,000
Share issuance costs	-	(2,959)	-	-	-	(2,959)	-	(2,959)
Shares issued for loan facilities (Note 8)	960,476	2,384	-	-	-	2,384	-	2,384
Transactions with non-controlling interest	2,250	3	-	-	-	3	-	3
Foreign currency translation adjustment	-	-	-	(46,307)	-	(46,307)	(3,725)	(50,030)
Net loss for the year	-	-	-	-	(20,675)	(20,675)	(15,976)	(36,651)
Balance, August 31, 2016	88,857,028	$714,190	$24,003	$(232,179)	$(125,245)	$380,769	$38,679	$419,448
Share based compensation	-	-	1,867	-	-	1,867	-	1,867
Share issuance – financing	57,313,750	88,774	-	-	-	88,774	-	88,774
Share issuance costs	-	(7,210)	-	-	-	(7,210)	-	(7,210)
Shares issued on conversion of convertible note	13,190	12	-	-	-	12	-	12
Shares issued for loan facilities (Note 8)	2,285,409	5,128	-	-	-	5,128	-	5,128
Transactions with non-controlling interest	-	-	-	-	43	43	(43)	-
Foreign currency translation adjustment	-	-	-	61,671	-	61,671	(2,588)	59,086
Net loss for the year	-	-	-	-	(542,415)	(542,415)	(47,956)	(590,371)
Balance August 31, 2017	148,469,377	$800,894	$25,870	$(170,505)	$(667,617)	$(11,358)	$(11,908)	$(23,266)
Stock based compensation	-	-	80	-	-	80	-	80
Shares issued for interest on convertible note	10,019,872	1,416	-	-	-	1,416	-	1,416
Units issued – financing	132,544,861	18,557	-	-	-	18,557	-	18,557
Unit issuance costs	-	(2,413)	-	-	-	(2,413)	-	(2,413)
Non-controlling interest impact of the sale of Maseve	-	-	-	(11,114)	(7,690)	(18,804)	18,804	-
Equity impact from partial sale of Waterberg	-	-	-	-	14,172	14,172	1,962	16,134
Contributions of Waterberg JV Co (Note 7)	-	-	-	-	-	-	4,636	4,636
Foreign currency translation adjustment	-	-	-	6,350	-	6,350	-	6,350
Tax impact from Waterberg and other equity transactions	-	-	-	15,527	(15,527)	-	-	-
Net loss for the year	-	-	-	-	(38,682)	(38,682)	(2,342)	(41,024)
Balance August 31, 2018	291,034,110	$818,454	$25,950	$(159,742)	$(715,344)	$(30,682)	$11,152	$(19,530)

PLATINUM GROUP METALS LTD.
Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the year ended

	August 31,	August 31,	August 31,
	2018	2017	2016

OPERATING ACTIVITIES
Loss for the year	$(41,024)	$(590,371)	$(36,651)

Add items not affecting cash:
Depreciation	347	535	446
Effective interest	18,414	367	-
Unrealized foreign exchange gain	(65)	(324)	(46)
Gain on fair value of convertible debt derivative	(3,726)	(2,081)	-
Loss on asset held for sale	2,305	-	-
Unrealized loss on marketable securities	105	-	-
Deferred income tax expense (recovery)	-	1,656	(7,494)
Stock compensation expense	77	1,144	150
Impairment charge	-	589,162	41,371
Net change in non-cash working capital (Note 15)	2,965	2,533	3,869
	$(20,602)	2,621	1,645

FINANCING ACTIVITIES
Proceeds from issuance of equity	$19,882	$88,774	$33,000
Equity issuance costs	(2,562)	(7,210)	(2,958)
Share issuance – stock options	-	-	3
Cash proceeds convertible note	-	20,000	-
Costs associated with convertible note	(95)	(249)	-
Cash received from sale of Maseve	62,000	-	-
Sprott interest paid (Note 8)	(3,401)	(3,938)	(3,049)
Interest capitalized on debt proceeds	-	67	927
Cash proceeds from debt (Note 8)	10,000	5,000	80,000
Sprott principal repayments (Note 8)	(50,000)	(5,000)	-
Repayment of Liberty debt and production payment	(23,163)	-	-
termination
Costs associated with the debt (Note 8)	(866)	(224)	(1,240)
	11,795	97,220	106,683

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	$-	$(134,488)	$(133,350)
Proceeds from partial sale of interest in Waterberg	16,124	-	-
Transfer to restricted cash (Waterberg)	(5,000)	-	-
Expenditures from restricted cash (Waterberg)	4,874	-	-
Fees paid on asset held for sale (Note 6)	(1,000)	-	-
Proceeds from the sale of concentrate	2,016	16,609	6,645
Waterberg exploration expenditures	(9,125)	-	-
Performance bonds	-	(600)	(974)
	7,889	(118,479)	(127,679)

Net (decrease) increase in cash and cash equivalents	(918)	(18,638)	(19,351)
Effect of foreign exchange on cash and cash equivalents	521	5,602	(3,281)
Cash and cash equivalents, beginning of year	3,414	16,450	39,082

Cash and cash equivalents, end of year	$3,017	$3,414	$16,450

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

1.        NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American, LLC (“NYSE American”) in the United States (formerly the NYSE MKT LLC). The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa. During the year the Company has disposed of the Maseve Mine to Royal Bafokeng Platinum Limited ("RBPlat"). The Company previously held an 82.9% working interest in the property. Please see Note 6 for further details.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries (collectively with the Company, the “Group”) as at August 31, 2018 are as follows:

		Place of	Proportion of ownership interest
		incorporation	and voting power held
		and	August 31,	August 31,
Name of subsidiary	Principal activity	operation	2018	2017

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100%	100%
Mnombo Wethu Consultants (Pty) Limited.[1]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.	Exploration	South Africa	37.05%	45.65%

1 The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) and Waterberg JV Resources (Pty) Ltd. for accounting purposes.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future. The Company had a loss of $41 million for the year and has negative equity amounting to $19.5 million as at August 31, 2018. At August 31, 2018, the Company was indebted $46.5 million pursuant to the LMM Facility (as defined below). This debt is due October 31, 2019. Additional payments/interest (which can be paid with shares of the Company) are also due on the convertible debt. During the year the Company announced and completed the sale of the Maseve Mine for initial gross proceeds of $74 million. Stage one of the Maseve Sale Transaction (as defined below) was closed on April 5, 2018, with stage two closing April 26, 2018. Also during the period, Implats completed the strategic acquisition of an 8.6% interest in Waterberg JV Co. from the Company for $17.2 million and the Company completed the sale 132 million units resulting in gross proceeds of $19.9 million. As a result of these transactions, the Sprott facility has been completely paid down and the LMM repayment schedule has been crystalized. The Company currently has limited financial resources and has no sources of operating income at present.

The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principals applicable to a going concern.

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

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

2.        BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with the Handbook of the Canadian Institute of Chartered Professional Accountants, in accordance with IFRS, as issued by International Accounting Standards Board (“IASB”), applicable to the preparation of consolidated financial statements and in accordance with accounting policies based on IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The Company has consistently applied the accounting policies used in the preparation of its IFRS financial statements throughout all periods presented, as if these policies had always been in effect.

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

Presentation Currency

The Company’s presentation currency is the United States Dollar (“USD”)

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD
Year-end rate:	R14.6883 (2017 R13.0190)
Year average rate:	R12.9572 (2017 R13.4711)

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

CAD/USD
Year-end rate:	C$1.3055 (2017 C$1.2536)
Year average rate:	C$1.2776 (2017 C$1.3212)

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

c.    Change in ownership interests

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interest in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration received is recognized in a separate line in retained earnings.

d.    Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

e.    Marketable Securities

Marketable Securities represent shares received from the sale of the Maseve mine. The shares held are shares of Royal Bafokeng Platinum and are traded on the Johannesburg Stock Exchange. While shares were held in escrow prior to phase 2 of the Maseve sale being completed, all changes in value were recorded in ‘Loss on Asset Held for Sale.’ Following the completion of phase 2 of the Maseve sale all changes in value of the shares are recorded in ‘Loss on Fair Value of Marketable Securities.’

f.    Exploration and evaluation assets

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

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

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

g.        Property, plant and equipment

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

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

h.        Asset Held for Sale

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

i.        Impairment

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

j.        Trade payables

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

k.        Asset retirement obligations

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

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

l.        Convertible Notes

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

m.        Warrants

As the exercise price of certain of the Company’s share purchase warrants is fixed in US Dollar, and the functional currency of the Company is the Canadian Dollar, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. The fair value of the warrants is determined by the market price at end of the relevant period or year.

n.        Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.

o.        Stock-based compensation

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

p.        Income taxes

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

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

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

q.        Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

r.        Financial instruments

IFRS establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value into three levels:

  Level 1 – Quoted prices in active markets for the same instrument. classified
  Level 2 – Valuation techniques for which significant inputs are based on observable market data.
  Level 3 – Valuation techniques for which any significant input is not based on observable market data.

The carrying value of marketable securities was based on the quoted market prices of the shares as at August 31, 2018 and was therefore considered to be Level 1 as the Company anticipates disposing of these shares within the next year.

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

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

s.        Future accounting changes

Recently Issued Accounting Pronouncements

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which will replace IAS 39, Financial Instruments. The standard is effective for annual periods beginning on or after January 1, 2018 and permits early adoption. IFRS 9 provides a revised model for recognition and measurement of financial instruments with two classification categories: amortized cost and fair value. As well, under the new standard a single impairment method is required, replacing the multiple impairment methods in IAS 39. IFRS 9 also includes a substantially reformed approach to hedge accounting that links accounting more closely with risk management. The Company is assessing IFRS 9’s impact on its financial statements and has preliminarily concluded that this standard will materially impact the measurement of the Company’s long-term debt and the accounting for several debt amendments during the current and prior years.

(ii)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16. IFRS 16 sets out the principals for the recognition, measurement, presentation and disclosure of lases for both parties to a contract, which is the customer (“lessee”) and the supplier (“lessor”). IFRS 16 replaces IAS 17, Leases and related interpretations. Save for limited exceptions, all leases result in the lessee obtaining the right to sue an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize:

i)	Assets and liabilities for all leases with a term of more than 12 months, unless the underlying assets is of low value; and

ii)	Depreciation of lease assets separately from interest on lease liabilities in the statement of income.

The new standard is effective for annual periods beginning on or after January 1, 2019. As the Company’s year end is August, the first effective year will be fiscal 2020. The adoption of this standard would not have a significant impact on the financial statements of the Company based on its current leasing activity.

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

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

  Fair value of embedded derivatives including convertible debt derivative and warrants
  Determination of ore reserves and mineral resource estimates
  Assumption of control of Mnombo for accounting purposes
  Deferred tax assets and liabilities and resource taxes

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

Assumption of control of Mnombo for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share. Currently there are no other sources of funding known to be available to Mnombo. If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts. Amounts recognized in other comprehensive income would be transferred directly to retained earnings. If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control. Although the Company controls Mnombo for accounting purposes, it does not have omnipotent knowledge of Mnombo’s other shareholders activities. Mnombo’s 50.1% shareholders are historically disadvantaged South Africans.

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

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

4.        Marketable Securities

During the year, the Company received 4,524,279 shares of RBPlats in connection with the sale of the Maseve Mine (see note 6 for further details). These marketable securities owned by the Company are designated as fair value through profit and loss (“FVTPL”) with changes in fair value recorded through profit or loss. These shares are carried at fair value using the quoted market price at August 31, 2018. During the year the Company recognized an unrealized loss of $105 (2017 $Nil) on the value of the RBPlats shares held since they were released from escrow upon completion of phase 2 of the sale of the Maeve Mine. Please see Note 6 for further details.

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

5.        PROPERTY, PLANT AND EQUIPMENT

	Development			Office	Mining
	Assets	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2016	$422,658	$8,547	$10,500	$2,411	$45,234	$489,350
Additions	130,868[1]	-	2,655	529	2,046	136,098
Impairment and transfer to Asset Held for Sale	(604,974)	(9,648)	(14,506)	(898)	(52,157)	(682,183)[2]
Foreign exchange movement	51,448	1,101	1,351	247	5,825	59,972
Balance, August 31, 2017	$-	$-	$-	$2,289	$948	$3,237
Disposals	-	-	-	(50)	(169)	(219)
Foreign exchange movement	-	-	-	(200)	(108)	(308)
Balance August 31, 2018	$-	$-	$-	$2,039	$671	$2,710

ACCUMULATED DEPRECIATION
Balance, August 31, 2016	-	-	1,587	1,407	16,660	19,654
Depreciation	-	-	962	516	7,750	9,228
Transfer to Asset Held for Sale	-	-	(2,753)	(599)	(26,319)	(29,671)[2]
Foreign exchange movement	-	-	204	134	2,145	2,483
Balance, August 31, 2017	$-	$-	$-	$1,458	$236	$1,694
Depreciation	-	-	-	310	37	347
Disposals	-	-	-	(45)	(198)	(243)
Foreign exchange movement	-	-	-	(118)	(27)	(145)
Balance August 31, 2018	$-	$-	$-	$1,605	$48	$1,653

Net book value, August 31, 2017	$-	$-	$-	$831	$712	$1,543

Net book value, August 31, 2018	$-	$-	$-	$434	$623	$1,057

1 Includes pre-production revenue credited of $15.2 million (see below) and $13.4 million of interest expense
2 Total transfer to Assets Held for Sale of $646,038. Asset Impairment of $280,357 recognized in interim periods is now included in Assets Held for Sale (Note 6)

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

6.        ASSET HELD FOR SALE

The Maseve Mine is located in the Western Bushveld region of South Africa. Costs for the Maseve Mine were capitalized and classified as development assets in Property, Plant and Equipment until August 31, 2017. On September 6, 2017 the Company announced it had entered into a term sheet (the “Term Sheet”) to sell the Maseve Mine to RBPlat. At August 31, 2017 the held for sale criteria were met and all capitalized costs were reclassified as an Asset Held for Sale and written down to $69.9 million, being the estimated net proceeds from the sale of the Maseve Mine.

On September 6, 2017 the Company entered into the Term Sheet to sell the Maseve Mine for approximately $74 million, payable as to $62 million in cash and $12 million in RBPlat common shares (the “Maseve Sale Transaction”). Definitive legal agreements for this sale were executed on November 23, 2017. The Maseve Sale Transaction occurred in two stages:

•

In stage one RBPlat paid Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water (the "Plant Sale Transaction"). Payment was received April 6, 2018 with $3.5 million used to settle outstanding contractor claims, $47.0 million used to settle the Sprott Facility (see note 8) and the remaining $7.5 million applied to amounts owed to Liberty (see note 8).

•

In stage two RBPlat paid PTM RSA $7 million in RBPlat common shares, as valued on September 6, 2017, plus the refund of Maseve’s environmental bond, valued at approximately $4 million on September 6, 2017, to acquire PTM RSA's remaining loans due from Maseve. RBPlat also paid PTM RSA and Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (a wholly owned subsidiary of Wesizwe Platinum Ltd), in proportion to their respective equity interests in Maseve, a further $5 million in RBPlat common shares, as valued on September 6, 2017, to acquire 100% of the equity in Maseve. Stage two was completed on April 26, 2018 with the release of 4.87 million RBPlat common shares from escrow, worth approximately $9.1 million at that time. The required cash payment was made on May 29, 2018, funded by the release of Maseve’s Rand 58 million environmental bond, valued at $4.57 million on May 29, 2018. The resulting difference in aggregate value from September 6, 2017 to completion is recorded as a loss on the disposal of the asset held for sale. The Company’s 4.52 million RBPlat common shares received for stage two were all held in a broker account at August 31, 2018, pending future disposition and payment of proceeds to LMM. The Company expects to dispose of these shares within a year and therefore this financial asset has been classified as “held for trading” and the fair value loss of $105 that was incurred on the value of those shares between April 26, 2018 and year end was recorded in the loss for the year. The value of the marketable securities at year end was $7.1 million.

The value and movement of the asset held for sale as follows:

Purchase Price	$74,000
Less: fees directly attributable to sale	(4,111)
Maseve asset held for sale at August 31, 2017	$69,889
Fees paid in fiscal 2018	1,000
Proceeds from Sale	(71,695)
Loss on partial disposal of the asset held for sale	(2,305)
Surface rights remaining for sale	285
Remaining liability (see note 8)	2,826
Remaining asset held for sale August 31, 2018	$-

The remaining liability of $2.8 million is contingent on the full repayment of the outstanding Sprott and Liberty loan balances. Accordingly, the remaining liability is transferred to loan payable.

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

7.        EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company’s only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex. No material expenditures have been made or are expected to be made in the upcoming year on other immaterial mineral properties. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2016	$22,346
Additions	5,701
Disposal of Project #3[1]	(2,382)
Recoveries	(5,635)
Foreign exchange movement	2,870
Balance, August 31, 2017	$22,900
Additions	9,096
Foreign exchange movement	(2,590)
Balance, August 31, 2018	29,406

1 Project #3 included in Asset Held for Sale

Waterberg

The Waterberg Project consists of adjacent, granted and applied-for prospecting rights with a combined area of approximately 111,882 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus). The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property.

On August 8, 2017, PTM RSA transferred legal title of all Waterberg Project prospecting rights into Waterberg JV Co. upon receiving Section 11 approval of the 2nd Amendment (defined below). On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., JOGMEC holding a 28.35% interest and Mnombo, as the Company’s Black Economic Empowerment (“BEE”) partner, holding 26%.

The above transaction was considered a taxable item in South Africa, that was offset with other tax deductible losses and utilization of unrecognized taxable losses.

Implats Transaction

On November 6, 2017, the Company closed a transaction, originally announced on October 16, 2017, whereby Implats:

•

Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company has committed $5.0 million towards its pro rata share of remaining DFS costs. This $5.0 million is held as restricted cash on the balance sheet with $0.1 million remaining at August 31, 2018. Implats will also contribute an estimated $1.5 million for its 15.0% pro rata share of the Definitive Feasibility Study (“DFS”) costs. Following the Initial Purchase, the Company holds a direct 37.05% equity interest, JOGMEC a 21.95% equity interest and Black Economic Empowerment partner Mnombo will maintain a 26.0% equity interest. The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

•

Acquired an option (the “Purchase and Development Option”) whereby upon completion of the DFS, Implats will have a right, within 90 days of the DFS completion, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and commit to an expenditure of $130.2 million in development work.

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

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

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo’s 26% share of costs on the Waterberg JV property until the completion of a feasibility study. Mnombo’s share of expenditures prior to this agreement were covered by the Company and are still owed to the Company ($3.4 million). The Company consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $5.8 million at August 31, 2018 ($4.6 million – August 31, 2017), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co. On August 4, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources (“DMR”) and title to all of the Waterberg prospecting rights held by the Company were transferred into Waterberg JV Co

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. This funding requirement was completed as an amount of $8 million was funded by JOGMEC to March 31, 2016, which was followed by two $6 million tranches spent in each of the following two 12 month periods ending March 31, 2018.

To August 31, 2018 an aggregate total of $61.8 million has been funded by all parties on exploration and engineering on the Waterberg Project. Up until the Waterberg property was held in the Waterberg JV Company, all costs incurred by other parties were treated as recoveries.

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

8.        LOANS PAYABLE

Up to August 31, 2017 at which time Maseve was classified as an Asset Held for Sale, net interest expense of $17.5 million from both loans had been capitalized to development assets in the Maseve Mine. Adjustments and accretion to the Production Payment liability were also capitalized to development assets in the Maseve Mine until August 31, 2017. Effective interest of $4.9 million and $10.1 million were recognized on the Sprott Facility and LMM Facility respectively during the year.

Sprott

On February 16, 2015, the Company announced it had entered a credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of $40 million. The Sprott Facility was drawn on November 20, 2015. During the year, a third advance (the “Third Advance”) of $5 million was made to the Company, then repaid by the Company then a fourth advance (the “Fourth Advance”) of $5 million was also made to the Company. All fees directly attributable to the Sprott Facility were capitalized against the loan balance over the life of the loan and amortized using the effective interest method. All advances, interest owing and principal amounts owing to Sprott were repaid during the current year ($47.1 million) and at August 31, 2018 the Sprott Facility had no future payments due. A summary of the loan since inception is below (excluding advance payments and repayments)

Loan Facility	$40,000
Repayment of principal	(40,000)
Drawdown Standby and Amendment fees paid	(7,993)
Interest paid on loan balance	(10,388)
Cumulative interest and finance costs at effective interest rate	18,381
Carrying value as at August 31, 2018 – Sprott Facility	$-

Liberty Loan Facility

Also on November 20, 2015, the Company drew down a $40 million loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with a significant shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance. The LMM Facility bears interest at LIBOR plus 9.5% . At August 31, 2018 (after repayment of the Sprott Facility) LMM held the first lien position on (i) the shares of PTM (RSA) held by the Company and (ii) all current and future assets of the Company. Pursuant to the LMM Credit Agreement the Company also entered into a life of mine Production Payment Agreement (“PPA”) with LMM.

During the year the Company forwarded to Liberty payments totalling $23.1 million. These payments first paid down the production payment termination accrual of $15 million. The remaining $8.1 million was then applied against the loan and accrued interest owing. At August 31, 2018 the Company owed Liberty $46.5 million.

At inception of the Liberty Facility the Production Payment liability was bifurcated from the loan with the initial value of the Production Payment liability ($11.2 million) being amortized with effective interest over the remaining life of the loan. As the timing of the scheduled repayment of the loan has been shortened from 2021 to October 2019 this bifurcated amount is being recognized more quickly resulting in a higher effective interest rate of 32% at August 31, 2018. The actual interest rate on the outstanding loan has remained at LIBOR plus 9.5% .

Current Terms of the Liberty Loan

There have been a number of modifications to the LMM Facility. At August 31, 2018, only the loan facility remains to be repaid. On May 11, 2018 the Company announced the following loan amendments where the Company must:

•

Raise a minimum of US$15 million in financings of subordinated debt, common shares and/or securities convertible into common shares (the “Required Financing”) before May 31, 2018. This was satisfied with by the completion of both a private placement and a public offering of common shares on May 15, 2018 for combined gross proceeds of US$19.88 million. See details in Note 10 below.

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

•

Apply the first US$12 million of gross proceeds from the Required Financing to reduce indebtedness under the LMM Facility before May 31, 2018. This was satisfied with proceeds from the May 15, 2018 unit financing

•	Not otherwise be in default under the LMM Facility. The Company was not in default of any covenants on the LMM Facility at August 31, 2018

Having satisfied the above conditions, the LMM Facility maturity date has been (a) extended to October 31, 2019 (from September 30, 2018), (b) interest will continue to accrue and be capitalized until the maturity date (previously, interest became payable quarterly after June 30, 2018).

Brokerage Fees

As outlined in Note 6 there are brokerage fees still connected to the sale of Maseve. These fees become due when the amounts due to Liberty are repaid in full. As these fees are now contingent on the repayment of the debt they are grouped with the debt as follows:

LMM Facility	$39,465
Brokerage Fees	2,826
Loan Payable	$42,291

9.        CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes (“Convertible Notes”) due 2022. The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Notes at the Company’s election to not file a prospectus and a registration statement for the Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission. After July 1, 2018, at which time the Notes became freely tradable by holders other than affiliates, the Notes once again bear interest at the coupon rate of 6 7/8% per annum.

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

The Convertible Notes contain multiple embedded derivatives (the “Convertible Note Derivatives”) relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below). At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

On July 20, 2017, a holder of the Convertible Notes converted $10 of the principal resulting the Company choosing to issue 13,190 common shares to settle the principal and accrued interest.

On January 2, 2018, the Company issued 2,440,629 common shares in settlement of $691.11 of biannual interest payable on $19.99 million of outstanding Convertible Notes.

On July 3, 2018, the Company issued 7,579,243 common shares in settlement of $724.78 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

The components of the Convertible Notes are as follows :

Face value convertible notes	$20,000
Transaction costs	(1,049)
Embedded Derivative fair value at inception	(5,381)
Value attributed to debt portion of convertible notes	$13,570
Accretion and interest	365
Redemption	(10)
Convertible Note balance August 31, 2017	$13,925
Transaction costs incurred during the year	(95)
Interest payments	(1,416)
Accretion and interest incurred during the year	2,378
Debt portion of the convertible notes August 31, 2018	14,792
Embedded Derivatives balance August 31, 2018 (see below)	$61
Convertible Note balance August 31, 2018	$14,853

Embedded Derivatives

The Convertible Note Derivatives was valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss. The fair value of the Convertible Note Derivatives was measured at $3,300 at August 31, 2017, then $61 at year end resulting in a gain of $3,218 for the year. Combined with the gain on the warrant derivative (Note 11) of $508, this results in net gain of $3,726.

The assumptions used in the valuation model used at August 31, 2018 and August 31, 2017 include:

Valuation Date	August 31, 2018	August 31, 2017
Share Price (USD)	$0.10	$0.52
Volatility	72.43%	56.17%
Risk free rate	2.71%	1.68%
Credit spread	11.58%	13.59%
All-in rate	14.30%	15.27%
Implied discount on share price	- %	20%

The Convertible Note derivative is classified as a level 2 financial instrument in the fair value hierarchy.

10.      SHARE CAPITAL

(a)        Authorized

Unlimited common shares without par value.

(b)        Issued and outstanding

At August 31, 2018, the Company had 291,034,110 shares outstanding.

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

Fiscal 2018

On May 11, 2018 the Company announced a private placement offering of 15,090,999 units at a price of US$0.15 per unit for gross proceeds of $2.3 million. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing the holder to purchase a further common share at a price of US$0.17. The private placement was contingent on the closure of the public offering that closed May 15, 2018 outlined below. See note 11 for valuation of the warrants.

On May 15, 2018 the Company announced it had closed a public offering of 117,453,862 units at a price of US$0.15 per unit for gross proceeds for $17.6 million. Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing the holder to purchase a further common share at a price of US$0.17. See note 11 for valuation of the warrants. Total unit issuance costs of $2.5 million were incurred for the private placement and public offering

On January 2, 2018 and July 3, 2018, the Company issued 2,440,629 and 7,579,243 respectively in settlement of $691.11 and $724,78 of bi-annual interest payable on $19.99 million of outstanding convertible notes. See Note 9 for further details.

Fiscal 2017

On September 19, 2016, both Sprott and LMM were each issued 801,314 shares with a fair value of $2.0 million each based on the five-day volume weighted average price on the TSX of C$3.66 per share (less a ten percent discount), converted to US dollars as consideration for the September 30, 2016 amendment to the outstanding working capital facilities.

On October 12, 2016, upon drawdown of an additional $5 million from the Amended and Restated Sprott Facility, Sprott was issued 113,963 shares with a value of $250 as a drawdown fee.

On November 1, 2016, the Company announced the closing of an offering of 22,230,000 common shares at a price of $1.80 per share resulting in gross proceeds of $40.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $36.9 million.

On January 13, 2017, Sprott was issued 275,202 shares and Liberty was issued 293,616 shares with a value of $878,440 based on the ten-day volume weighted average price on the TSX of C$2.253 per share (less a ten percent discount), as consideration for the January 13, 2017 amendment to the outstanding working capital facilities.

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

On July 25, 2017, the Company issued 13,190 shares upon the conversion of $10 of the Convertible Notes. See Note 9 for further details.

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

The following tables summarize the Company’s outstanding stock options:

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

		Average Exercise
	Number of Shares	Price
Options outstanding at August 31, 2016	2,977,275	C$ 7.31
Granted	2,305,000	2.00
Forfeited	(900,000)	6.46
Options outstanding at August 31, 2017	4,382,275	C$ 4.65
Forfeited	(1,296,775)	4.15
Options outstanding at August 31, 2018	3,085,500	C$ 4.52

Number	Number		Average Remaining
Outstanding at	Exercisable at		Contractual Life
August 31, 2018	August 31, 2018	Exercise Price	(Years)
2,024,500	1,888,375	C$ 2.00	3.05
598,000	598,000	6.50	1.46
463,000	463,00	13.00	0.37
3,085,500	2,949,375		2.25

During the year ended August 31, 2018 the Company did not grant any options. Stock based compensation of $80 ($3 capitalized to mineral properties and $77 expensed), was incurred during the year relating to options that vested during the year but were granted in a previous year.

During the year ended August 31, 2017 the Company granted 2,305,000 stock options. These stock options vested immediately. The Company recorded $1,867 ($723 capitalized to property plant and equipment and mineral properties and $1,144 expensed).

11.      WARRANT DERIVATIVE

The exercise price of the Company’s outstanding warrants is denominated in US Dollars; however, the functional currency of PTM Canada (where the warrants are held) is the Canadian Dollar. Therefore, the warrants are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statement of loss and comprehensive loss.

The warrants were issued May 15, 2018 and were initially valued using the residual value method. An initial valuation of $1,171 was attributed to the warrants which included $157 of unit issuance costs being attributed to the value of the warrants. As the warrants are publicly traded the value of the warrants at each period will be estimated by using price on the last day of trading in the applicable period. The warrants were trading at US$0.005 resulting in a value of $663 and gain of $508. When combined with the gain on the embedded derivatives in the convertible notes (see Note 9) this results in a net gain of $3,726 on derivatives.

12.      NON-CONTROLLING INTEREST

The table below shows details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

Company	Proportion of		Loss allocated to		Accumulated
	ownership and		non-controlling		non-controlling
	voting rights held		interests		interests
	by non-controlling
	interests
	2018	2017	2018	2017	2018	2017

Maseve Investments 11 (Pty) Ltd	17.1%	17.1%	$2,342	$47,956	$ -	$(16,463)

Mnombo Wethu Consultants (Pty) Limited	50.1%	50.1%	-	-	5,768	4,555

Waterberg JV Co1	62.95%	54.35%	-	-	5,384	-

				Total	$ 11,152	$(11,908)

1Includes the net book value of mineral properties sold to Impala Platinum Holdings Ltd.

13.      RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the year ended August 31, 2018 $184 ($235 – August 31, 2017) was paid or accrued to independent directors for directors’ fees and services.

(b)

During the year ended August 31, 2018, the Company accrued or received payments of $56 ($55 – August 31, 2017) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. Amounts receivable at the end of the year include an amount of $41 ($28 – August 31, 2017) due from West Kirkland.

(c)

On May 15, 2018 the Company closed a private placement for 15,090,999 units with Hosken Consolidated Investments Limited (“HCI”). Also on May 15, 2018, HCI participated for an additional 24,909,000 units in the Company’s separate public offering. See “Recent Equity Financings” at item 3. A above for more details. By way of the private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. As of July 5, 2018, including shares purchased on the open market, HCI owned approximately 15.07% of the Company’s outstanding common shares.

(d)

During fiscal 2016 the Company entered into a loan facility agreement with its largest shareholder at the time, LMM. The loan was negotiated and entered into at commercial terms. LMM presently remains one of the Company’s largest shareholders. For full details on this transaction please refer to Note 8 above.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

Key Management Compensation

The remuneration the CFO, CEO, COO and other key management personnel and the directors during the years ended August 31, 2018 to 2016 is as follows:

Year ended	August 31, 2018	August 31, 2017	August 31, 2016
Salaries	$963	$1,093	$1,274
Directors fees	184	235	235
Share-based payments – management	13	396	72
Share-based payments - directors	12	504	61
Total	$1,172	$2,228	$1,642

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

14.      CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $888 to August 31, 2020.

Contractor payments are based on approximate costs to complete services remaining at Waterberg.

From year end the Company’s aggregate commitments are as follows:

Payments Due By Year
	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease Obligations	$485	$403	$-	$-	$888
Contractor payments	3,552	-	-	-	3,552
Convertible Note[1]	1,474	2,949	21,464	-	25,887
LMM Facility (Note 8)	-	54,746	-	-	54,746
Totals	$5,511	$58,098	$21,464	$-	$85,073

1The convertible note and related interest can be settled at the Company’s discretion in cash or shares

The Company reports that it is in receipt of a summons issued by Africa Wide whereby Africa Wide has instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve in relation to the Maseve Sale Transaction. Africa Wide is seeking, at this very late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction. Africa Wide held a 17.1% interest in Maseve prior to the Maseve Sale Transaction. RBPlat consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings. The Company has received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

15.      SUPPLEMENTARY CASH FLOW INFORMATION

            Net change in non-cash working capital:

Year ended	August 31, 2018	August 31, 2017
Amounts receivable, prepaid expenses and other assets	$(42)	$3,603
Accounts payable and accrued liabilities	3,007	(1,070)
	$2,965	$2,533

16.      SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions – Canada, South Africa-Maseve, South Africa-Waterberg, South Africa-Other. The Company’s other South African divisions that do not meet the quantitative thresholds of IFRS 8 Operating segments, are included in the segmental analysis under South Africa-Other. The Chief Operating Decision Makers (“CODM”) reviews information from the below segments separately so the below segments are separated. This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

At August 31, 2018	Assets	Liabilities

Canada	$3,333	$58,396
South Africa – Waterberg	29,406	1,575
South Africa – Other	9,110	1,408

	$41,849	$61,379

At August 31, 2017	Assets	Liabilities

Canada	$4,087	$109,379
South Africa – Maseve	71,816	11,853
South Africa – Waterberg	22,705	-
South Africa – Other	1,920	2,562

	$100,528	$123,794

Comprehensive Loss (Income) for the
year ended	August 31, 2018	August 31, 2017

Canada	$23,401	$7,689
South Africa – Maseve	11,932	536,019
South Africa – Waterberg	-	-
South Africa – Other	(16,186)	(12,423)

	$19,147	$531,285

17.      GENERAL AND ADMINISTRATIVE EXPENSES

GENERAL AND ADMINISTRATIVE	Year Ending	Year Ending
EXPENSES	August 31,	August 31,
	2018	2017
Salaries and benefits	$1,772	$1,750
Professional/consulting fees	1,672	1,585
Onerous lease accrual	752	-
Depreciation	347	508
Rent	305	247
Insurance	373	273
Travel	255	307
Regulatory Fees	232	242
Accretion	-	159
Other	376	678
Total	$6,084	$5,749

18.      CAPITAL RISK MANAGEMENT

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

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

In order to facilitate the management of its capital requirements, the Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions. The Company does not currently declare or pay out dividends.

As at August 31, 2018, the Company is subject to externally imposed capital requirements under the LMM Facility. Please see Note 8 for further details.

19.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

(iii)      Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the DMR as beneficiary in accordance with the Mineral and Petroleum Resources Development Act (the “MPRDA”) and the Company’s environmental management programme.

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

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

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

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Year ended	August 31, 2018	August 31, 2017

Cash (Rand)	$350	$1,402
Cash (USD)	2,613	1,964
Accounts receivable (Rand)	802	1,479
Marketable Securities (Rand)	7,084	-
Accounts payable (Rand)	3,074	13,294
Loan Payable (USD)	39,465	90,126
Convertible Note (USD)	14,853	17,225

The Company's comprehensive loss is affected by changes in the exchange rate between its operating currencies and the United States dollar. At August 31, 2018, based on this exposure a 10% strengthening/weakening in the United States dollar versus Rand foreign exchange rate and Canadian dollar would give rise to a decrease/increase in net loss for the year presented of approximately $6.8 million.

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

20.      INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

	2018	2017	2016

Loss before income taxes	$40,024	$588,716	$44,145

Income tax recovery at statutory rates	(10,941)	(153,066)	(11,478)
Difference of foreign tax rates	(231)	(11,774)	(766)
Non-deductible expenses and non-taxable portion of capital gains	358	158,059	44
Changes in unrecognized deferred tax assets and other	10,814	8,436	4,706
Income tax expense (recovery)	-	1,655	(7,494)

Income tax expense (recovery) consists of:
Current income taxes	$-	$-	$-
Deferred income taxes	-	1,655	(7,494)
	$-	$1,655	$(7,494)

The gross movement on the net deferred income tax account is as follows:
	2018	2017	2016
Deferred tax liability at the beginning of the year	$-	$-	$(6,317)
Tax recovery relating to the loss (income) from continuing operations	(15,527)	(1,655)	7,494
Tax (expense) recovery relating to components of other comprehensive income	-	1,655	(1,177)
Tax (expense) recovery recorded in deficit	15,527	-	-
Deferred tax liability at the end of the year	$-	$-	$-

The tax effects of $15,717 related to taxable Waterberg transactions in South Africa, offset by tax deductible items and previously unrecognized assessed tax losses.

The significant components of the Company’s net deferred income tax liabilities are as follows:
	2018		2017	2016
Mineral properties	$(2,434	) $	(4,635)	(19,692)
Loss carry forwards	2,434		4,635	19,692
	$-		$-	$-

Unrecognized deductible temporary differences, unused tax losses and unused tax credits are attributed to the following:
	2018	2017	2016
Tax Losses:
Operating loss carry forwards – Canada	$106,058	$85,898	$60,950
Operating loss carry forwards – South Africa	23,026	204,500	77,069
Net capital loss carry forwards	621	-	1,559
	$129,705	$290,398	$139,578

Temporary Differences:
Mineral properties	$7,664	$305,515	$7,628
Financing Costs	18,831	16,481	13,930
Property, plant and equipment	735	692	594
Other	254	368	329
	$27,484	$323,056	$22,481

Investment Tax Credits:	$318	$331	$317

The Company’s Canadian operating loss carry-forwards expire between 2026 and 2037. The Company’s South African operating loss carry-forwards do not expire. The Company’s Canadian unused investment tax credit carry-forwards expire between 2029 and 2035. The Company’s Canadian net capital loss carry-forwards do not expire.

PLATINUM GROUP METALS LTD.
Notes to the consolidated financial statements
For the year ended August 31, 2018
(In thousands of United States Dollars unless otherwise noted)

21.      SUBSEQUENT EVENTS

On November 20, 2018 the Company announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018. The Company’s consolidated common shares are expected to begin trading on the Toronto Stock Exchange and NYSE American when the markets open on December 17, 2018. The purpose of the consolidation is to increase the Company’s common share price to be in compliance with the NYSE American’s low selling price requirement.

ITEM 19.	EXHIBITS

See EXHIBIT INDEX, below.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PLATINUM GROUP METALS LTD.
(Registrant)

Date: November 29, 2018	By:	/s/ Frank R. Hallam
Frank R. Hallam
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of the Company, as amended and consolidated on February 27, 2014 (previously filed by the Company as Exhibit 1.1 to the Form 20-F filed on December 29, 2017)
2.1	Shareholder Rights Plan Agreement (previously filed by the Company as Exhibit 2.1 to the Form 8-A filed on July 11, 2012)
4.1	Incentive Stock Option Plan, as amended (previously filed by the Company as Exhibit 4.1 to the Form 20-F filed on December 29, 2017)
4.2	Share Compensation Plan (previously filed by the Company as Schedule B to Exhibit 99.1 to the Form 6-K filed on January 17, 2017)
4.3	LMM Second Amended and Restated Credit Agreement dated February 12, 2018 (previously filed by the Company as Exhibit 99.3 to the Form 6-K filed on February 20, 2018)
4.4	LMM First Modification Agreement to the Second Amended and Restated Credit Agreement dated February 28, 2018
4.5	LMM Second Modification Agreement to the Second Amended and Restated Credit Agreement dated May 1, 2018 (previously filed by the Company as Exhibit 99.2 to the Form 6-K filed on May 14, 2018)
4.6	LMM Third Modification Agreement to the Second Amended and Restated Credit Agreement dated May 10, 2018
4.7	LMM Fourth Modification Agreement to the Second Amended and Restated Credit Agreement dated August 21. 2018
4.8	LMM Fifth Modification Agreement to the Second Amended and Restated Credit Agreement October 18, 2018
4.9	LMM Production Payment Agreement Termination Agreement dated October 30, 2017 (previously filed by the Company as Exhibit 4.9 to the Form 20-F filed on December 29, 2017)
4.10	LMM Production Payment Agreement Termination Agreement Modification Agreement dated February 12, 2018
4.11	Convertible Notes Indenture dated June 30, 2017 (previously filed by the Company as Exhibit 99.1 to the Form 6-K filed on July 5, 2017)
4.12	Supplement No. 1 to Convertible Notes Indenture dated January 31, 2018
4.13	HCI Amended and Restated Subscription Agreement dated May 10, 2018 (previously filed by the Company as Exhibit 99.1 to the Form 6-K filed on May 14, 2018)
4.14	Warrant Indenture dated May 15, 2018 (previously filed by the Company as Exhibit 99.1 to the Form 6-K filed on May 15, 2018)
4.15	Impala Share Purchase Agreement dated October 16, 2017 (previously filed by the Company as Exhibit 4.11 to the Form 20-F filed on December 29, 2017)
8.1	List of Subsidiaries (included under Item 4.C. of this Form 20-F)
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
15.1

Technical Report On The Mineral Resource Update For The Waterberg Project Located In The Bushveld Igneous Complex, South Africa, dated October 22, 2018 (previously filed by the Company as Exhibit 99.1 to the Form 6-K filed on November 19, 2018)

15.2	Consent of PricewaterhouseCoopers LLP
15.3	Consent of Charles J. Muller
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase