Form 20-F
period 2019-08-31
PLATINUM GROUP METALS LTD
filed 2019-11-26
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended August 31, 2019

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from __________________ to ____________________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring this shell company report _________

Commission file number:  001-33562

PLATINUM GROUP METALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 838 - 1100 Melville Street

Vancouver, British Columbia

Canada V6E 4A6

(Address of principal executive offices)

Frank R. Hallam

Telephone:  (604) 899-5450

Facsimile:  (604) 484-4710

Platinum Group Metals Ltd.

Suite 838 - 1100 Melville Street

Vancouver, British Columbia

Canada V6E 4A6

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  58,575,787 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [   ]    No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ]    No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]    No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X]    No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]	Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If "Other" has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [   ]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [   ]    No [X]

ii

INTRODUCTION

The information contained in this annual report on Form 20-F for the year ended August 31, 2019 (the "Annual Report") of Platinum Group Metals Inc. (the "Company" or "Platinum Group") is current as of November 25, 2019, except where a different date is specified.

Financial information is presented in accordance with the Handbook of the Canadian Institute of Charted Accountants, in accordance with International Financial Reporting Standards ("IFRS"), as issued by International Accounting Standards Board ("IASB"), applicable to the preparation of consolidated financial statements and in accordance with accounting policies based on IFRS standards and International Financial Reporting Interpretations Committee ("IFRIC") interpretations.

For further information please refer to Note 2 to the accompanying consolidated financial statements.

Currency and Foreign Exchange Rates

All monetary amounts set forth in this Annual Report are expressed in United States Dollars ("USD" or "$" or "US$"), except where otherwise indicated. The Company's accounts are based on a Canadian Dollar ("CDN" or "C$" or "CAD") and are reported in a USD presentation currency. The Company's South African subsidiaries use the South African Rand ("Rand" or "R" or "ZAR") as a functional currency.

The following table sets forth the rate of exchange for the USD expressed in CAD in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the posted Bank of Canada exchange rates.

Canadian Dollars as expressed in U.S. Dollars	Year Ended August 31,
	2019	2018	2017
Rate at end of period	$1.3295	$1.3055	$1.2536
Average rate for period	$1.3255	$1.2776	$1.3212
High for period	$1.3642	$1.3310	$1.4559
Low for period	$1.2803	$1.2128	$1.2536

The daily average exchange rate on November 25, 2019 as reported by the Bank of Canada for the conversion of USD into CDN was $1.00 equals C$25.

The following table sets forth the rate of exchange for the USD expressed in Rand in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the posted rates by The Federal Reserve of New York.

South African Rand as expressed in U.S. Dollars	Year Ended August 31,
	2019	2018	2017
Rate at end of period	R15.1925	R14.6883	R13.0190
Average rate for period	R14.3372	R12.9572	R13.4711
High for period	R15.4725	R14.7841	R16.8406
Low for period	R13.285	R11.5584	R13.0228

The daily average exchange rate on November 25, 2019 as reported by the Federal Reserve of New York for the conversion of USD into Rand was $1.00 equals R14.7578.

Share Consolidations

On January 28, 2016, the Company's common shares ("Common Shares" or "shares of Common Stock") were consolidated on the basis of one new share for ten old shares (1:10) (the "2016 Share Consolidation").

On December 13, 2018, the Common Shares were further consolidated on the basis of one new share for ten old shares (1:10) (the "2018 Share Consolidation", and together with the 2016 Share Consolidation, the "Consolidations"). The purpose of the Consolidations was to increase the Common Share price to be in compliance with the NYSE American's low selling price requirement.

The conversion rate of the Company's convertible senior subordinated $20 million aggregate principal amount of 6 7/8% convertible notes, issued June 30, 2017 and maturing on July 1, 2022 (the "Notes"), and the exercise prices of any outstanding options and warrants, and the number of Common Shares for which such securities are exercisable, were appropriately adjusted to give effect to the Consolidations, as applicable, in accordance with the terms of their governing instruments.

Unless otherwise indicated, all information included in this Annual Report, including, without limitation, all share and per share amounts, trading and per share prices, note conversion rates and option and warrant exercise prices, is presented after giving effect to the Consolidations.

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

Forward-Looking Statements

This Annual Report and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this Annual Report include, without limitation, statements with respect to:

• the timely completion of additional required financings and potential terms thereof;

• the repayment, and compliance with the terms of, indebtedness;

• any potential exercise by Impala Platinum Holdings Ltd. ("Implats") of the Purchase and Development Option (as defined below);

• the projections set forth or incorporated into, or derived from, the September 2019 Technical Report (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a mining right for, and other developments related to, the Waterberg Project (defined below);

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• cash flow estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by the Company's new battery technology joint venture (described below);

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation and tax audits; and

• potential changes in the ownership structures of the Company's projects.

Forward-Looking Statements reflect the current expectations of beliefs of the Company based on information currently available to the Company. Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the inability of the Company to generate sufficient additional cash flow or raise sufficient additional capital to make payment on its indebtedness under the 2019 Sprott Facility (defined below) and the Notes, and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

• the Company's additional financing requirements;

• the Company's secured credit facility (the "2019 Sprott Facility") with Sprott Private Resource Lending II (Collector), LP  ("Sprott") and the other lenders party thereto (the "Sprott Lenders")  is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited, the Company's wholly owned subsidiary located in South Africa ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") to Sprott under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project, the group of exploration projects that came from a regional target initiative by the Company targeting a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa, in the event of a default under the 2019 Sprott Facility or any new secured indebtedness;

• the Company's history of losses and negative cash flow;

• the Company's ability to continue as a going concern;

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

• volatility in metals prices;

• Implats may not exercise the Purchase and Development Option;

• approval of the Definitive Feasibility Study for the Waterberg Project ("DFS") by the shareholders of Waterberg JV Co.;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the "Investment Company Act");

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the Company's other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd., a South African Broad-Based Black Economic Empowerment company ("Mnombo");

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

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against the Company, including the current litigation brought by Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide"), the former 17.1% shareholder of Maseve Investments 11 Proprietary Limited ("Maseve");

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

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 ("Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the Common Shares;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• possible dilution to holders of Common Shares upon the exercise or conversion of any outstanding stock options, warrants or the Notes, as applicable; and

• other risks disclosed under the heading "Risk Factors" in this Annual Report.

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this Annual Report and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum ("Pt"), palladium ("Pd"), rhodium ("Rh") and gold ("Au") will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with Canada's National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the "SEC"). Under SEC Industry Guide 7 standards, a "final", "definitive" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under the current SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have not normally been permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. See "Reserve and Mineral Resource Disclosure". Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, SEC Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7. The Company has not disclosed or determined any mineral reserves under the current SEC Industry Guide 7 standards in respect of any of its properties.

On October 31, 2018, the SEC adopted a final rule ("New Final Rule") that will replace Industry Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards, including NI 43-101. Companies must comply with the New Final Rule for the company's first fiscal year beginning on or after January 1, 2021, which for Platinum Group would be the fiscal year beginning September 1, 2021. While early voluntary compliance with the New Final Rule will be permitted, Platinum Group has not elected to comply with the New Final Rule at this time.

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

A "mineral reserve" is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses which may occur when the material is mined or extracted. A "proven mineral reserve" is the economically mineable part of a measured mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support detailed mine planning and final evaluation of the economic viability of the deposit. A "probable mineral reserve" is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the appropriate application of technical and economic parameters in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

A "mineral resource" is a concentration or occurrence of solid material in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. A "measured mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An "indicated mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of technical and economic parameters in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade continuity between points of observation. Mineral resources that are not mineral reserves do not have demonstrated economic viability. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

A "feasibility study" is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A "preliminary feasibility study" or "pre-feasibility study" is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the applicable mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant operational factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. "Cut-off grade" means (a) in respect of mineral resources, the lowest grade below which the mineralized rock currently cannot reasonably be expected to be economically extracted, and (b) in respect of mineral reserves, the lowest grade below which the mineralized rock currently cannot be economically extracted as demonstrated by either a preliminary feasibility study or a feasibility study. Cut-off grades vary between deposits depending upon the amenability of ore to mineral extraction and upon costs of production and metal prices.

GLOSSARY OF TECHNICAL TERMS

"3E" means platinum, palladium and gold.

"4E" or "PGE" means platinum, palladium, rhodium and gold.

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

"cm" is an abbreviation for centimetres.

"Cu" refers to copper.

"exploration stage" refers to the stage where a company is engaged in the search for minerals deposits (reserves) which are not in either the development or production stage.

"fault" is a fracture or break in a rock across which there has been displacement.

"gabbro" is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

"grade" is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Ni Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

"g/t" refers to grams per tonne.

"h" is an abbreviation for hectare.

"hectare" is an area totaling 10,000 square metres or 100 metres by 100 metres.

"intrusive" is a rock mass formed below earth's surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

"km" is an abbreviation for kilometre.

"m" is an abbreviation for metres.

"mafic" is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

"mineralization" refers to minerals of value occurring in rocks.

"Mt" is an abbreviation for million tonnes.

"Ni" is an abbreviation for nickel.

"outcrop" refers to an exposure of rock at the earth's surface.

"overburden" is any material covering or obscuring rocks from view.

"Pd" refers to palladium.

"PGM" refers to platinum group metals in accordance with the periodic table of elements, including platinum, palladium, rhodium and gold.

"Pt" refers to platinum.

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

"ultramafic" refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in color and have relatively high specific gravities.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The Company's selected financial data as at August 31, 2019 and 2018 and for the fiscal years ended August 31, 2019, 2018 and 2017 are derived from its consolidated financial statements which have been audited by PricewaterhouseCoopers LLP as indicated in their independent auditors' report which is included elsewhere in this Annual Report. The selected financial data as at August 31, 2017 and 2016 and for the fiscal year ended August 31, 2016 are derived from audited consolidated financial statements which are not included in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and notes thereto as well as the information appearing under Item 5 - Operating and Financial Review and Prospects.

Summary of Financial Data

The Company's financial statements and the table set forth below have been prepared in accordance with IFRS, as issued by the IASB. All figures presented are in USD. On September 1, 2015, the first day of the 2016 fiscal year, the Company changed its presentation currency from CDN to USD. As a result, historical financial information from and after September 1, 2014 was also restated in USD.

SELECTED FINANCIAL DATA (in thousands of USD, except share and per share data)
	Year Ended 31-Aug-19	Year Ended 31-Aug-18	Year Ended 31-Aug-17	Year Ended 31-Aug-16
Other Income	1,759	2,056	3,143	1,133
Net Loss	16,776	41,024	590,371	36,651
Loss Per Share	0.52	0.20	4.30	0.26
Dividends per Share	-	-	-	-
	31-Aug-19	31-Aug-18	31-Aug-17	31-Aug-16
Working Capital	(554)	7,744	13,258	(20,683)
Total Assets	43,663	41,849	100,528	519,858
Long Term Liabilities	37,911	57,807	61,046	56,823
Mineral Properties	36,792	29,406	22,900	22,346
Property Plant and Equipment	451	1,057	1,543	469,696
Shareholder's Equity	(1,157)	(19,530)	(23,226)	419,448
Capital Stock	855,270	818,454	800,894	714,190
Number of Shares	58,575,787	29,103,411	14,846,938	8,885,703

B.  Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company's securities should be considered a highly speculative investment due to the nature of the Company's business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company's securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.

Risks Relating to the Company

The Company may be unable to generate sufficient cash to service its debt or otherwise comply with the terms of its debt, the terms of the agreements governing the Company's debt may restrict its current or future operations and the indebtedness may adversely affect the Company's financial condition and results of operations.

The Company's ability to make scheduled payments on its indebtedness will depend on its ability to raise additional funding by way of debt or equity offerings. It will also depend on the Company's financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company's cash flows and capital resources are insufficient to fund its debt service obligations, or if any necessary extensions or waivers the Company's lenders are not available, the Company could face substantial liquidity problems. This could also force the Company to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all. Additionally, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of the covenants under the Company's debt instruments could result in an event of default under the applicable indebtedness, or other events of default could occur. Such default could result in secured creditors' realization of collateral. It may also allow the creditors to accelerate the related debt, result in the imposition of default interest, and result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In particular, a cross default provision applies to certain of the Company's indebtedness, including the Notes. In the event a lender accelerates the repayment of the Company's borrowings, the Company may not have sufficient assets to repay its indebtedness.

The 2019 Sprott Facility includes a number of covenants that impose operating and financial restrictions on it and may limit its ability to engage in acts that may be in its long-term best interest. The Company is required to take all steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on at least one of the Toronto Stock Exchange (the "TSX") or the NYSE American LLC (the "NYSE American"). The 2019 Sprott Facility also restricts the Company's ability to:

  modify material contracts;

  dispose of assets;

  use the proceeds from permitted dispositions and financings;

  incur additional indebtedness;

  enter into transactions with affiliates;

  grant security interests or encumbrances; and

  use proceeds from future debt or equity financings.

The indenture governing the Notes also includes restrictive covenants, including, without limitation, covenants restricting the incurrence of indebtedness and the use of proceeds from asset sales. As a result of these and other restrictions, the Company:

  may be limited in how it conducts its business,

  may be unable to raise additional debt or equity financing,

  may be unable to compete effectively or to take advantage of new business opportunities or may become in breach of its obligations to the other shareholders of Waterberg JV Co., Mnombo and others,

each of which may affect the Company's ability to grow in accordance with its strategy or may otherwise adversely affect its business and financial condition.

Further, the Company's maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to the Company, including:

  limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring it to make non-strategic divestitures;

  requiring a substantial portion of the Company's cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

  increasing the Company's vulnerability to general adverse economic and industry conditions;

  exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

  limiting the Company's flexibility in planning for and reacting to changes in the mining industry;

  placing the Company at a disadvantage compared to other, less leveraged competitors; and

  increasing the Company's cost of borrowing.

In October 2017, the Company agreed with BMO Nesbitt Burns Inc. (“BMO”) and Macquarie Capital Markets Canada Ltd. (“Macquarie”) to pay BMO and Macquarie an aggregate of approximately US$2.9 million for services previously provided as soon as practicable following the repayment of the LMM Facility (as hereinafter defined) and the Company’s former working capital facility with Sprott Resource Lending Partnership.  These facilities have now been repaid; however, the amounts owing to BMO and Macquarie remain outstanding.  As of the date hereof, neither BMO or Macquarie has demanded payment.  However, no assurance can be provided that BMO or Macquarie will not demand payment or claim that the Company has failed to satisfy its obligations on a timely basis.  If the Company fails to pay the amounts owing to BMO and Macquarie on a timely basis, this could have a material adverse effect on the Company, including the risk of cross-default under the Company’s other indebtedness.

The Company will require additional financing, which may not be available on acceptable terms, if at all.

The Company does not have any source of operating revenues. The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration and development on the Waterberg Project, as well as for general working capital purposes and compliance with, and repayment of, its existing indebtedness. The Company can give no assurance that financing will be available to it or, if it is available, that it will be offered on acceptable terms. Any failure to timely complete any required financing may result in a default under the 2019 Sprott Facility. Unforeseen increases or acceleration of expenses and other obligations could require additional capital as of an earlier date. If additional financing is raised by the issuance of Company equity securities, control of the Company may change, security holders will suffer additional dilution and the price of the Common Shares may decrease. If additional financing is raised through the issuance of indebtedness, the Company will require additional financing in order to repay such indebtedness. Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of its properties or even a loss of property interests.

If the Company fails to obtain required financing on acceptable terms or on a timely basis, this could cause it to delay development of the Waterberg Project, result in the Company being forced to sell additional assets on an untimely or unfavorable basis or result in a default under its outstanding indebtedness. Any such delay or sale could have a material adverse effect on the Company's financial condition, results of operations and liquidity. Any default under the Company's outstanding indebtedness could result in the loss of its entire interest in PTM RSA, and therefore its interests in the Waterberg Project.

The Company has granted security interests in favour of the Sprott Lenders over all of its personal property, subject to certain exceptions, and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to the Sprott Lenders under the 2019 Sprott Facility, which may have a material adverse effect on the Company.

To secure the Company's obligations under the 2019 Sprott Facility, it has entered into a general security agreement under which the Company has granted security interests in favour of the Sprott Lenders over all of its present and after acquired personal property, subject to certain exceptions. The Company has also entered into share pledge agreements pursuant to which it has granted a security interest in favour of the Sprott Lenders over all of the issued shares in the capital of PTM RSA. PTM RSA has also guaranteed the Company's obligations to the Sprott Lenders and pledged the shares the Company holds in Waterberg JV Co. in favour of the Sprott Lenders. These security interests and guarantee may impact the Company's ability to obtain project financing for the Waterberg Project or its ability to secure other types of financing. The 2019 Sprott Facility has various covenants and provisions, including payment covenants and financial tests that must be satisfied and complied with during the term of the 2019 Sprott Facility. There is no assurance that such covenants will be satisfied. Any default under the 2019 Sprott Facility, including any covenants thereunder, could result in the loss of the Company's entire interest in PTM RSA, and therefore the Company's interests in the Waterberg Project.

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

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow.

The Company has had negative operating cash flow in recent financial years. The Company's ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company's ability to advance the Waterberg Project into production. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. The 2019 Sprott Facility requires that the Company maintain consolidated cash and cash equivalents of at least US$1.0 million and working capital in excess of US$500,000. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those obtained previously. The Company may be required to raise additional funds through the issuance of additional equity or debt securities to satisfy the minimum cash balance requirements under the 2019 Sprott Facility. The 2019 Sprott Facility provides, however, that 50% of the proceeds of such financings are required to be paid to the Sprott Lenders in partial repayment of the 2019 Sprott Facility. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to us as those obtained previously.

The Company may not be able to continue as a going concern.

The Company has limited financial resources. The Company's ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves and successfully establishing profitable production of such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company's ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company's estimates. The amounts attributed to the Company's exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. The Company has suffered recurring losses from operations and significant amounts of debt payable without any current source of operating income. Also, the Company had a net capital deficiency that raised substantial doubt about its ability to continue as a going concern.

The Company's properties may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company's control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company's properties will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. The Company is subject to all of the risks associated with establishing new mining operations, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

  the availability and cost of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain and maintain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

  the availability and cost of electricity;

  in the event that the required permits are not obtained in a timely manner, mine construction and ramp-up will be delayed and the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

  the availability of funds to finance construction and development activities;

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

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company's properties, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this Annual Report and the other documents incorporated by reference herein have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company's projects into commercial production may be significantly higher than anticipated. None of the Company's mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company's mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company's current studies and estimates, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated. As a result of higher capital and operating costs, production and economic returns may differ significantly from those the Company has anticipated.

The Company is subject to the risk of fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar.

The Company may be adversely affected by foreign currency fluctuations. Effective September 1, 2015, the Company adopted U.S. Dollars as the currency for the presentation of its financial statements. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian or U.S. Dollars. In the normal course of business, the Company enters into transactions for the purchase of supplies and services primarily denominated in Rand or Canadian Dollars. The Company also has assets, cash and liabilities denominated in Rand, Canadian Dollars and U.S. Dollars. Several of the Company's options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in Rand. Settlement of sales of minerals from the Company's projects, once commercial production commences, will be in Rand, and will be converted to U.S. Dollars. Fluctuations in the exchange rates between the U.S. Dollar and the Rand or Canadian Dollar may have a material adverse effect on the Company's financial results.

In addition, South Africa has in the past experienced double-digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company's costs in Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company's ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company's business, financial condition and results of operations. Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar. The South African government's response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company's costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and low prices or a substantial or extended decline or volatility in such prices could materially and adversely affect the value of the Company's mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

  domestic and international economic and political trends;

  expectations of inflation;

  currency exchange fluctuations;

  interest rates;

  global or regional consumption patterns;

  speculative activities; and

  increases or decreases in production due to improved mining and production methods.

Low metal prices or significant or continued reductions or volatility in metal prices may have an adverse effect on the Company's business, including the amount of the Company's mineral reserves, the economic attractiveness of the Company's projects, the Company's ability to obtain financing and develop projects, the amount of the Company's revenues or profit or loss and the value of the Company's assets. An impairment in the value of the Company's assets would require such assets to be written down to their estimated net recoverable amount.

If Implats fails to exercise its Purchase and Development Option, this may have a material adverse effect on the Company's stock price, business and prospects.

Implats has the right, but not the obligation, to exercise its Purchase and Development Option by, among other things, purchasing an additional 12.195% equity interest from JOGMEC (as defined below) for $34.8 million and earning into the remaining interest by making a firm commitment to an expenditure of $130.0 million in development work. If Implats fails to exercise such option, the Company's stock price, business and prospects could be adversely affected. Such a decision may be viewed as a determination by Implats that the Waterberg Project is not a promising project or that it has a lesser value. If Implats does not exercise its option, the Company will, together with the other shareholders of Waterberg JV Co., evaluate the alternatives for moving the Waterberg Project forward, which may include, among other things, seeking alternative forms of funding, seeking new investors, or a possible business combination with another company financially and technically capable of developing the Waterberg Project. The timing, terms and ability of the Company and the other Waterberg JV Co. shareholders to obtain such funding or investors is uncertain.

The Company may become subject to the requirements of the Investment Company Act, which would limit or alter the Company's business operations and may require the Company to spend significant resources, or dissolve, to comply with such act.

The Investment Company Act generally defines an "investment company" to include, subject to certain exceptions, an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the issuer's unconsolidated assets, excluding cash items and securities issued by the U.S. federal government. The Company believes that it is not an investment company and is not subject to the Investment Company Act. However, recent and future transactions that affect the Company's assets, operations and sources of income and loss, including any exercise of the Purchase and Development Option, may raise the risk that the Company could be deemed an investment company.

The Company has obtained no formal determination from the SEC as to its status under the Investment Company Act but the Company may in the future determine that it is necessary or desirable to seek an exemptive order from the SEC that it is not deemed to be an investment company. There can be no assurance that the SEC would agree with the Company that it is not an investment company and the SEC may make a contrary determination with respect to the Company's status as an investment company. If an SEC exemptive order were unavailable, the Company may be required to liquidate or dispose of certain assets, including its interests in Waterberg JV Co., or otherwise alter its business plans or activities.

If the Company is deemed to be an investment company, the Company would be required to register as an investment company under the Investment Company Act, pursuant to which the Company would incur significant registration and compliance costs, which is unlikely to be feasible for the Company. In addition, a non-U.S. company such as the Company is not permitted to register under the Investment Company Act absent an order from the SEC, which may not be available. If the Company were deemed to be an investment company and it failed to register under the Investment Company Act, it would be subject to significant legal restrictions, including being prohibited from engaging in the following activities, except where incidental to the Company's dissolution: offering or selling any security or any interest in a security; purchasing, redeeming, retiring or otherwise acquiring any security or any interest in a security; controlling an investment company that engages in any of these activities; engaging in any business in interstate commerce; or controlling any company that is engaged in any business in interstate commerce. In addition, certain of the Company's contracts might not be enforceable and civil and criminal actions could be brought against the Company and related persons. As a result of this risk, the Company may be required to significantly limit or alter its business plans or activities.

The failure of the Company or its joint venture partners to fund their pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company's business and results of operations.

Except for the potential receipt of funding if Implats exercises its Purchase and Development Option, the exercise of which is not guaranteed, funding of Waterberg Project costs is generally required to be provided by Waterberg JV Co. shareholders on a pro rata basis. Even if Implats exercises and funds its Purchase and Development Option, additional development costs are likely to be incurred. The ability of the Company, and the ability and willingness of its joint venture partners, to satisfy required funding obligations is uncertain.

The Company's only material mineral property is the Waterberg project (the "Waterberg Project"), which is comprised of two adjacent project areas formerly known as the Waterberg Joint Venture Project, which was created in 2009 as a joint venture between the Company, the Japan Oil, Gas and Metals National Corporation ("JOGMEC") and Mnombo (the "Waterberg Joint Venture Project"), and the Waterberg Extension Project, which was created in 2009 as a joint venture between the Company and Mnombo (the "Waterberg Extension Project").

The Company agreed in the Mnombo shareholders' agreement to fund Mnombo's pro rata share of costs for the original Waterberg Joint Venture Project area through the completion of a DFS for the Waterberg Project. The Company announced the positive results of the DFS on September 24, 2019 and filed a related National Instrument 43-101 technical report on October 7, 2019. Mnombo is responsible to fund its proportionate share of costs for the Waterberg Extension Project area.

The ability of Mnombo to repay the Company for advances and accrued interest as at August 31, 2019 of approximately Rand 68.97 million (approximately $4.54 million as at August 31, 2019) or to fund future investment in the Waterberg Project is uncertain. If the Company fails to fund Mnombo's future capital obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo's interest in the Waterberg Project and require the sale of the diluted interests to another qualified broad-based black economic empowerment ("BEE") entity.

Because the development of the Company's projects depends on the ability to finance further operations, any inability of the Company or of one or more of the other shareholders of Waterberg JV Co. or Mnombo to fund their respective funding obligations and cash calls in the future could require the other parties, including the Company, to increase their respective funding of the project. In this event, such parties may be unwilling or unable to do on a timely and commercially reasonable basis, or at all. At the Maseve Mine, the Company was adversely affected by the failure of Africa Wide to satisfy its pro rata share of funding. The occurrence of the foregoing, the failure of any shareholder, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of its interests in the Company's ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company's business and results of operations.

Any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo could materially and adversely affect the Company's business.

The Company participates in corporatized joint ventures and may enter into other joint ventures and similar arrangements in the future. PTM RSA is a party to the Waterberg Project shareholders' agreement with joint venture partners Implats, JOGMEC, Mnombo and Hanwa Co. Ltd. ("Hanwa"). PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by the Mnombo shareholders' agreement. Any dispute or disagreement with another shareholder or joint venture partner, any change in the identity, management or strategic direction of another shareholder or joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo's role in the Waterberg Project, could materially adversely affect the Company's business and results of operations. If a dispute arises between the Company and another shareholder or joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute. This could materially and adversely affect the Company's business and results of operations.

If the Company is unable to retain key members of management, the Company's business might be harmed.

The Company's development to date has depended, and in the future, will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; and Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company's business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company's business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged persons ("HDPs"), as defined by the MPRDA and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and Mining Charter 2018. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer, and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company's officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of West Kirkland Mining Inc. ("WKM"), a public company with mineral exploration properties in Nevada, and a director of Nextraction Energy Corp. ("Nextraction"), a public company which previously held oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer, Corporate Secretary and a director of the Company, is also Chief Financial Officer and Corporate Secretary of WKM, and a director of and interim Chief Financial Officer of Nextraction. John A. Copelyn, a director of the Company, is also Chief Executive Officer of Hosken Consolidated Investments Limited, a significant shareholder of the Company and the holder of a diverse group of investments including hotel and leisure, interactive gaming, media and broadcasting, transport, mining, clothing and properties. Diana Walters, a director of the Company, was formerly an executive officer of Liberty Metals & Mining, LLC ("LMM"), a significant shareholder of the Company and until August 21, 2019 the holder of a $40 million (original principal amount) secured loan facility to the Company (the "LMM Facility").

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position. The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

The Company is currently subject to litigation and may become subject to additional litigation and other legal proceedings, that may adversely affect the Company's financial condition and results of operations.

All companies may become subject to legal claims, with and without merit. The Company's operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. On September 20, 2018 the Company reported the receipt of a summons issued by Africa Wide, formerly the holder of a 17.1% interest in Maseve, whereby Africa Wide had instituted legal proceedings in South Africa against the Company's wholly owned subsidiary, PTM RSA, Royal Bafokeng Platinum Limited ("RBPlat") and Maseve in relation to the closed sale of the Maseve Mine (the "Maseve Sale Transaction"). Africa Wide is seeking to set aside or be paid increased value for, the Maseve Sale Transaction. While the Company believes that the Africa Wide action is factually and legally defective, no assurance can be provided that the Company will prevail in this action. If Africa Wide were successful, it could have a material adverse effect on the Company.

The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, or equitable remedies such as setting aside the Maseve Sale Transaction, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company's management and could force the Company to pay substantial legal fees. There can be no assurance that the resolution of any particular legal proceeding, including the Africa Wide action, will not have an adverse effect on the Company's financial position and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company's reputation.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. The Company's Code of Business Conduct and Ethics, among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa. In March 2014, the Organisation for Economic Cooperation and Development (the "OECD") released its Phase 3 Report on Implementing the OECD Anti-Bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa's economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government. To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company's reputation. The occurrence of any of these events could have an adverse effect on the Company's business, financial condition and results of operations.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, cave-ins and mechanical equipment failure are inherent risks in the Company's mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company's mineral properties, severe damage to and destruction of the Company's property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company's exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company's operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company's mining operations. If claims, lawsuits, governmental investigations or proceedings, including Section 54 stoppage notices issued under the Mine Health and Safety Act, No. 29 of 1996 (the "MHSA"), are resolved against the Company, the Company's financial performance, financial position and results of operations could be materially adversely affected.

The Company's prospecting and mining rights are subject to title risks.

The Company's prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. Although Waterberg JV Co. has the exclusive right to apply for a mining right in regard to the Waterberg Project by reason of its prior holding of the prospecting rights over the project area, there is no guarantee that it will be granted the mining right for which it has applied. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company's title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

The Company is subject to significant governmental regulation.

The Company's operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection;

  management and use of hazardous and toxic substances and explosives;

  management of tailings and other waste generated by the Company's operations;

  management of natural resources;

  exploration, development of mines, production and post-closure reclamation;

  exports and, in South Africa, potential local beneficiation quotas;

  price controls;

  taxation;

  regulations concerning business dealings with local communities;

  labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, installation of additional equipment, remedial actions or recovery of costs if the authorities attend to remediation of any environmental pollution or degradation, any of which could result in the Company incurring significant expenditures. Environmental non-profit organizations have become particularly vigilant in South Africa and focus on the mining sector. Several such organizations have recently instituted actions against mining companies. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company's operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At the Waterberg Project, additional infrastructure will be required prior to commencement of mining. The establishment and maintenance of infrastructure, and services are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company's control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development or ongoing operation of the Company's projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Project, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favorable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company's projects.

The Company's operations are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties which are unknown at present and which have been caused by previous or existing owners or operators for which the Company could be held liable. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company's operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more onerous. See Item 4.B. - South African Regulatory Framework.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Environmental hazards may exist on the Company's properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards, as well as any pollution caused by the Company's mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company's financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company's competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company's current and anticipated future operations, including further exploration, development activities and commencement of commercial production on the Company's properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company's properties are located. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements. The Waterberg Project prospecting rights issued by the Department of Mineral Resources ("DMR") are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

In addition, the duration and success of efforts to obtain, amend and renew permits are contingent upon many variables not within the Company's control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company's various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the Company's projects.

Risks of Doing Business in South Africa

Any adverse decision in respect of the Company's mineral rights and projects in South Africa under the MPRDA could materially affect the Company's projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the "old order rights". All prospecting and mining rights granted in terms of the MPRDA are "new order rights". The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company's mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the Minister when considering applications for new order rights. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an environmental authorization, water-use licence and waste management licence and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDPs in the mining industry. All the Company's current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter 2018 may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. The Waterberg Social and Labour Plan, for instance, will contain both quantitative and qualitative goals, targets and commitments relating to the Company's obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company's control.

The Minister has the discretion to cancel or suspend mining rights under Section 47(1) of the MPRDA as a consequence of the Company's non-compliance with the MPRDA, environmental legislation, Mining Charter 2018, the terms of its prospecting rights or, once granted, its Mining Right.

The Section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of Section 6(2)(e)(iii) of the Promotion of Administrative Justice Act, No. 3 of 2000 (the "PAJA") read with Section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken. The Minister must then properly consider the Company's further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under Section 33(1) of the South African Constitution.

Failure by the Company to meet its obligations in relation to the MPRDA, its prospecting rights or its Mining Right, once granted, or Mining Charter 2018 could lead to the suspension or cancellation of such rights and the suspension of the Company's other rights, which would have a material adverse effect on the Company's business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDPs in the Company's prospecting and mining operations could adversely affect the Company's ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDPs, including the MPRDA, the Broad-Based Black Economic Empowerment Act, 2003 (the "BEE Act"), and Mining Charter 2018. To ensure that socioeconomic strategies are implemented, the MPRDA provides for the Mining Codes which specify empowerment targets consistent with the objectives of Mining Charter 2018. The Mining Charter 2018 Scorecard requires the mining industry's commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement, mine community development and housing and living conditions. For ownership by BEE groups in mining enterprises, the previous mining charter ("Mining Charter 2010") set a 26% target by December 31, 2014.

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

On September 27, 2018 the Minister of Mineral Resources announced the implementation, with immediate effect, of Mining Charter 2018.

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

The BEE ownership element of 30% BEE shareholding is ring fenced and requires 100% compliance at all times, other than as set out in Mining Charter 2018. The 30% BEE shareholding for new mining rights must be distributed as to -

(i) a minimum of 5% non-transferable carried interest to qualifying employees from the effective date of a mining right. The definition of qualifying employees excludes employees who already own shares in the company as a condition of their employment, except where such is a "Mining Charter" requirement;

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

The Waterberg Project shareholders' agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

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

Compliance with a mining right holder's mine community development obligations, principally in terms of its approved social and labour plan ("SLP"), is a ring-fenced element of Mining Charter 2018 which requires 100% annual compliance for the duration of the mining right.

Subject to conditions contained in the Company's prospecting and future mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under Mining Charter 2018. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of Mining Charter 2018 and other BEE legislation, including failure to retain the requisite level of HDP ownership, the Company may face possible suspension or cancellation of its rights under a process governed by Section 47 of the MPRDA.

In addition, Mining Charter 2018 requires that its provisions be implemented in accordance with Implementation Guidelines, anticipated to be published around November 27, 2018. This creates greater uncertainty in measuring the Company's progress towards, and compliance with, its commitments under Mining Charter 2018 and other BEE legislation.

The Company is obliged to report on its compliance with Mining Charter 2018 against Mining Charter 2018 Scorecard, including its percentage of HDP shareholding, to the DMR on an annual basis.

When the Company is required to increase the percentage of HDP ownership in any of its operating companies or projects, the Company's interests may be diluted. In addition, it is possible that any such transactions or plans may need to be executed at a discount to the proper economic value of the Company's operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms.

Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Generic BEE Codes, while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 (the "BEE Amendment Act") came into operation on October 24, 2014. Among other matters, the BEE Amendment Act, through section 3(2), amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements the Trumping Provision and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provision came into effect on October 24, 2015. On October 30, 2015 the South African Minister of Trade and Industry exempted the DMR from applying the Trumping Provision for a period of twelve months on the basis that the alignment of Mining Charter 2018 with the BEE Act and the Generic BEE Codes was an ongoing process. The Mining Charter 2018 purports to be aligned with the Generic BEE Codes. The Trumping Provision expired on October 31, 2016 and no new application for exemption was made. Generally speaking, the amended Generic BEE Codes will make BEE-compliance by mining companies more onerous to achieve. The DMR and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMR continues to apply the provisions of Mining Charter 2010 and Mining Charter 2018, as applicable, and not the Generic BEE Codes. See Item 4.B. - South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry, and -Mining Charter.

The Generic BEE Codes and Mining Charter 2018 require Mnombo to be 51% held and controlled by HDPs to qualify it as a "black-controlled company" or a "BEE Entrepreneur and hence a qualified BEE entity. Mnombo is presently 50.1% owned and controlled by HDPs.

If the Company is unable to achieve or maintain its empowered status under Mining Charter 2018 or comply with any other BEE legislation or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights; and therefore, would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company's business, financial condition and results of operations.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company's operations and profits.

The Company has ownership interests in a significant project in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian or U.S. Dollar. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company's South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption. On February 15, 2018 the new president of South Africa was inaugurated. He has vowed to take a hard line against graft, corruption and government excesses.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the African National Congress (the "ANC"), leading into the 2014 national elections, a resolution adopted by the ANC on nationalization calls for state intervention in the economy, including "state ownership". A wide range of stakeholders have proposed ways in which the State could extract greater economic value from the South African mining industry. A call for resource nationalization has also been made by the Economic Freedom Fighters, a political party under the leadership of Julius Malema.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country's inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company's business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company's ability to own, operate and manage its South African mining projects.

Labour disruptions and increased labour costs could have an adverse effect on the Company's results of operations and financial condition.

Although the Company's employees are not unionized at this time, trade unions could have a significant impact on the Company's labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company's operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company's business due to strikes or further developments in South African labour laws may increase the Company's costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company's financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Changes in South African State royalties where many of the Company's mineral reserves are located could have an adverse effect on the Company's results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the "Royalty Act") effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the maximum royalty rate is 5% of gross sales. The royalty will be a tax-deductible expense. The royalty becomes payable when the mineral resource is "transferred," which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The DFS covering the Waterberg Project made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company's projects in South Africa, as well as on the Company's prospects, financial condition and results of operations.

Interruptions, shortages or cuts in the supply of electricity or water could lead to disruptions in production and a reduction in the Company's operating capacity.

The Company procures all of the electricity necessary for its operations from ESKOM Holdings Limited, South Africa's state-owned electricity utility ("ESKOM"), and no significant alternative sources of supply are available to it. ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, led to a period of electricity shortages. ESKOM has generally established sufficient capacity to meet South Africa's current requirements but remains severely under-capitalized and wide-spread power cuts or load-shedding are implemented when the electricity grid is under stress. Since 2008, ESKOM has invested heavily in new base load power generation capacity. Its principal new project, a power station known as Medupi, has been subject to delays, with the last unit scheduled for commissioning in 2020. ESKOM is heavily dependent on coal to fuel its electricity plants. Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to the Company.

The Company is dependent on the availability of water in its areas of operations. Shifting rainfall patterns and increasing demands on the existing water supply have caused water shortages in the Company's areas of operations.

If electricity or water supplies are insufficient or unreliable, the Company may be unable to operate as anticipated, which may disrupt production and reduce revenues.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company's business, financial condition and results of operations.

The Company's subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change. After having published a number of papers on the introduction of a carbon tax, the South African government released the Second Draft Carbon Tax Bill 2017 (the "Bill") published in December 2017, together with an Explanatory Memorandum in respect of the Bill (the "Explanatory Memorandum"). On May 26, 2019 the Bill was signed into law as the Carbon Tax Act, No. 15 of 2019, resulting in a carbon tax being implemented on June 1, 2019. See Item 4.B. - Business Overview - Carbon Tax/Climate Change Policies.

The ANC held a policy conference in June 2012 at which the State Intervention in the Minerals Sector report (the "SIMS Report") commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

During the 2014, 2015 and 2016 fiscal years, our wholly owned subsidiary PTM RSA claimed unrealized foreign exchange differences as income tax deductions in its South African corporate tax returns in the amount of Rand 1.4 billion. The exchange losses emanate from a Canadian dollar denominated shareholder loan that we advanced to PTM RSA and weakening of the Rand. Under applicable South African tax legislation, exchange losses can be claimed in the event that the shareholder loan is classified as a current liability as determined by IFRS.

For the years in question, the intercompany debt was classified as current in PTM RSA's audited financial statements. During 2018, the South African Revenue Service, or SARS, conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018. SARS proposed that the exchange losses be disallowed on the basis that SARS is not in agreement with the reclassification of the shareholder loan as a current liability. SARS also invited us to provide further information and arguments if we disagreed with the audit findings. On the advice of our legal and tax advisors, we are in strong disagreement with the proposed interpretation by SARS.

We responded to the SARS letter on January 31, 2019 and again on April 5, 2019 following a request for additional information on March 20, 2019. We also met with SARS, together with our advisors, on May 30, 2019 in order to address any remaining concerns that SARS may have. As of the date of this Annual Report, this matter is unresolved. Any additional tax assessment issued by SARS will be legally contested by PTM RSA.

In the event that the exchange losses are disallowed by SARS, we estimate for the years under review that PTM RSA's exposure would be taxable income of approximately Rand 182 million and an income tax liability of approximately Rand 51 million (approximately $3.35 million based on the exchange rate at August 31, 2019). For fiscal years 2017 and 2018, we estimate that a further Rand 266 million in income could be subject to taxation at a rate of approximately 28% if our exchange losses are disallowed by SARS. SARS may apply interest and penalties to any amounts due, which could be substantial. We believe that the accounting classification of the shareholder loan is correct and that no additional tax assessment is warranted; however, we cannot assure you that SARS will not issue a reassessment or that we will be successful in legally contesting any such assessment. Any assessment could have a material adverse effect on our business and financial condition.

Community relations may affect the Company's business.

Maintaining community support through a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development. As a business in the mining industry, the Company may come under pressure in the jurisdictions in which it explores or develops, to demonstrate that other stakeholders' benefit and will continue to benefit from the Company's commercial activities. The Company faces opposition with respect to its current and future development and exploration projects which could materially adversely affect its business, results of operations, financial condition and Common Share price, with communities seeking greater benefit from local mining operations.

Under the Mining Charter 2018 there is a greater focus on mine community development. A right holder must meaningfully contribute towards mine community development in keeping with the principles of the social license to operate. A right holder must develop its Social and Labour Plan ("SLP"), in consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, and identify developmental priorities of mine communities. The identified developmental priorities must be contained in the SLP. See Item 4.B. - South African Regulatory Framework - Mining Charter.

South African foreign exchange controls may limit repatriation of profits.

The Company may need to repatriate funds from its foreign subsidiaries to fulfill its business plans and make payments on the 2019 Sprott Facility. Since commencing business in South Africa, the Company has loaned or invested approximately CDN$816 million (net of repayments) as at August 31, 2019 into PTM RSA in South Africa. The Company obtained approval from the SARB in advance for its investments into South Africa. Although the Company is not aware of any law or regulation that would prevent the repatriation of funds it has loaned or invested into South Africa back to the Company in Canada, no assurance can be given that the Company will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

South Africa's exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company's South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company's South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, and continues to do so, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from South Africa will not be imposed on the Company in the future.

The Company's land in South Africa could be subject to land restitution claims or land expropriation which could impose significant costs and burdens.

To the extent that the Company's operating subsidiaries acquire privately held land, such land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the "Land Claims Act") and the Restitution of Land Rights Amendment Act 15 of 2014 (the "Restitution Amendment Act"), which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who (subject to the promulgation of further legislation) lodges a claim on or before June 30, 2019, is granted certain remedies. A successful claimant may be granted either return of the dispossessed land (referred to as "restoration") or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or "alternative relief"). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered. Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

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

However, the ANC has declared its intention to proceed with an orderly process of land expropriation, potentially without compensation being paid to landowners. The form of this process remains unclear.

There is no guarantee, however, that any privately held land rights could not become subject to acquisition by the state without the Company's agreement, or that the Company would be adequately compensated for the loss of any land rights. Any such claims could have a negative impact on the Company's South African projects and therefore an adverse effect on its business, operating results and financial condition.

Risks Relating to the Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. In addition, the Company's ability to declare and pay dividends may be affected by the South African government's exchange controls. See Item 4.B. - South African Regulatory Framework - Exchange Control.

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

The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares and other securities include the following:

  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities;

  lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company;

  changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for the Company's material properties;

  the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and

  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The Company may be unable to maintain compliance with NYSE American and TSX continued listing standards.

The Common Shares are currently listed on the NYSE American and the TSX. The Company is subject to the continued listing criteria of the NYSE American and the TSX and such exchanges will consider suspending dealings in, or delisting, securities of an issuer that does not meet its continued listing standards. In order to maintain the listings, the Company must maintain certain objective standards, such as share prices, shareholders' equity, market capitalization and, share distribution targets. In addition to objective standards, the NYSE American may delist the securities of any issuer, among other reasons, if the issuer sells or disposes of principal operating assets, ceases to be an operating company or has discontinued a substantial portion of its operations or business for any reason or the NYSE American otherwise determines that the securities are unsuitable for continued trading. The Company may not be able to satisfy these standards.

On April 10, 2018 and May 23, 2018 the Company received letters from NYSE American stating that it was not in compliance with the continued listing standards as set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the "Company Guide") with respect to stockholders' equity, or in Section 1003(f)(v) of the Company Guide with respect to the selling price of the Common Shares. The Company submitted a plan of compliance to the NYSE American and on June 21, 2018, the NYSE American notified the Company that it had accepted the Company's plan of compliance and granted the Company an extension until November 23, 2018 to regain compliance with the requirements of Section 1003(f)(v) of the Company Guide and until October 10, 2019 to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide.

The Company regained compliance with Section 1003(f)(v) of the Company Guide subsequent to the 2018 Share Consolidation. On October 10, 2019, the NYSE American notified Platinum Group that the Company had resolved its listing deficiency with respect to Section 1003(a) and successfully regained compliance with the NYSE American's continued listing standards.

The exercise of outstanding stock options or settlement of outstanding restricted share units will result in dilution to the holders of Common Shares.

The issuance of Common Shares upon the exercise of the Company's outstanding stock options and settlement of the Company's outstanding restricted share units ("RSUs") will result in dilution to the interests of shareholders and may reduce the trading price of the Common Shares. Additional stock options, RSUs and other warrants and rights to purchase Common Shares may be issued in the future. Exercises or settlement of these securities, or even the potential of their exercise or settlement, may have an adverse effect on the trading price of the Common Shares. The holders of any issued and outstanding stock options or warrants are likely to exercise them at times when the market price of the Common Shares exceeds the exercise price of the securities, and RSUs do not have a cash exercise price. Accordingly, the issuance of Common Shares upon exercise of such securities will likely result in dilution of the equity represented by the then outstanding Common Shares held by other shareholders. The holders of any issued and outstanding stock options or warrants can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to the Company than the exercise terms provided by any such stock options and warrants.

Future sales, conversion of senior subordinated notes or issuances of equity securities could decrease the value of the Common Shares, dilute investors' voting power and reduce the Company's earnings per share.

The Company may sell equity securities in offerings (including through the sale of debt securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. For example, the Company completed a public offering and a private placement of units consisting of Common Shares and warrants (which expired on November 15, 2019) in May 2018, a private placement of Common Shares in February 2019, a private placement of Common Shares in June 2019, and a public offering and two private placements Common Shares in August 2019.

In addition, the Notes issued on June 30, 2017 bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in Common Shares or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. Subject to certain exceptions, the Notes are convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares, subject to certain restrictions on issuing Common Shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares.

The Company cannot predict the timing or amount of conversions of Notes, exercises of stock options, or the size or terms of future issuances of equity securities or securities convertible into equity securities or the effect, if any, that future issuances and sales of the securities will have on the market price of the Common Shares. In addition, the conversion price of the Notes is subject to adjustment in certain circumstances. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to shareholders. Exercises of presently outstanding stock options may also result in dilution to shareholders.

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

Sales of substantial amounts of securities, or the availability of the securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors' earnings per share. A decline in the market prices of the securities could impair the Company's ability to raise additional capital through the sale of additional securities should the Company desire to do so.

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

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in the Income Tax Act (Canada) (the "Tax Act"). Such shareholders should consult their tax advisors with respect to the consequences of acquiring the securities.

The Company may be a "passive foreign investment company" for its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors.

Potential investors in the securities who are U.S. taxpayers should be aware that the Company may be classified as a "passive foreign investment company" or "PFIC" for its current tax year ending August 31, 2020 and may be a PFIC in future tax years. If the Company is a PFIC for any tax year during a U.S. taxpayer's holding period of the securities, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the securities or any so-called "excess distribution" received on the securities, as ordinary income, and to pay an interest charge on a portion of such gain or excess distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective "qualified electing fund" or "QEF" election (a "QEF Election") under Section 1295 of the Internal Revenue Code of 1986, as amended (the "Code") or a mark-to-market election (a "Mark-to-Market Election") under Section 1296 of the Code. Subject to certain limitations, such elections may be made with respect to shares of Common Stock. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their shares of Common Stock. A U.S. taxpayer who makes the Mark to Market Election generally must include as ordinary income each year the excess of the fair market value of the shares of Common Stock over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules." Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the shares of Common Stock.

The Company is a "non-accelerated filer" and the Company cannot be certain whether the reduced disclosure requirements applicable to non-accelerated filers will make the securities less attractive to investors.

The Company is a "non-accelerated filer" and intends to take advantage of exemptions from various requirements that are applicable to other public companies that are non-accelerated filers, including not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 for so long as the Company is a non-accelerated filer. The Company cannot predict if investors will find the securities less attractive because the Company's independent auditors will not have attested to the effectiveness of the Company's internal controls. If some investors find the securities less attractive as a result of the Company's independent auditors not attesting to the effectiveness of the Company's internal controls or as a result of other exemptions that the Company may take advantage of, or if the Company's independent auditors do not determine the internal control over financial reporting to be effective when required after it ceases to be a non-accelerated filers, the trading market for the Company's securities and the value of the securities may be adversely affected.

The Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. In recent years, global markets have been adversely impacted by the credit crisis that began in 2008, the European debt crisis and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of Platinum Group

The Company is a corporation organized under the laws of British Columbia, Canada. The Company was formed on February 18, 2002 under the Company Act (British Columbia) pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. On January 25, 2005 the Company was transitioned under the Business Corporations Act (British Columbia) (the "BCBCA").

The Company's head office is located at Suite 838 - 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6 and its telephone number is (604) 899-5450. The Company's registered office is located at Gowling WLG (Canada) LLP, Suite 2300 - 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

Information regarding the Company's organizational structure is provided under Item 4.C. - Organizational Structure.

Since its formation, the Company has been engaged in the acquisition, exploration and development of platinum and palladium properties. PTM currently holds interests in platinum properties in the Northern Limb of the Bushveld Complex in South Africa and in Canada. The Company's business is currently conducted primarily in South Africa.

At present the Company's sole material mineral property is the Waterberg Project. Results of a DFS targeting a large, thick PGM resource with the objective to model a large-scale, fully-mechanized mine was announced by the Company on September 24, 2019. A substantial portion of the Waterberg Project's prospecting area remains unexplored.

In addition to the information provided below regarding the Company's principal capital expenditures and divestitures during the last three financial years, see Item 5.B. - Liquidity and Capital Resources - Equity Financings for information on use of proceeds from equity financings.

Recent Developments

The following is a summary of the Company's noteworthy developments since September 1, 2018:

October 2018	Mining Right Application

On October 10, 2018 the Company announced the acceptance of a mining right application for the Waterberg Project by the DMR. The application consists of a mining work program, social and labour plan and applicable environmental applications. The mining right application is supported by the Company and all of the Waterberg joint venture partners including Implats, JOGMEC, Hanwa and Mnombo. The process of consultation under the MPRDA and environmental assessment regulations for the mining right application has commenced.

Updated Mineral Resource Estimate

On October 25, 2018 the Company reported an updated independent 4E resource estimate for the Waterberg Project.

November 2018	Updated Technical Report

On November 16, 2018 Platinum Group filed a technical report on the above updated mineral resources.

December 2018	Share Consolidation

On December 13, 2018 the Company completed the 2018 Share Consolidation by consolidating the Common Shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) (the "Effective Time").

Each ten (10) Common Shares issued and outstanding at the Effective Time was automatically reclassified, without any action of the holder thereof, into one Common Share. The share consolidation affected all of the Common Shares outstanding at the Effective Time. No fractional shares were issued as a result of the share consolidation. Fractional interests of 0.5 or greater were rounded up to the nearest whole number of shares and fractional interests of less than 0.5 were rounded down to the nearest whole number of shares, in accordance with the Business Corporations Act (British Columbia).

February 2019	Non-Brokered Private Placement

On February 4, 2019 the Company closed a non-brokered private placement of Common Shares at price of US $1.33 each. An aggregate of 3,124,059 Common Shares were subscribed for and issued, including a 124,059 Common Share increase to the announced offering size, resulting in gross proceeds to the Company of US $4.155 million (the "February 2019 Private Placement"). A 6% cash finder's fee in the amount of US $71,590 was paid in cash on a portion of the February 2019 Private Placement. Hosken Consolidated Investments Limited, a South African Broad-Based Black Economic Empowerment Company ("HCI"), an existing major shareholder of the Company, subscribed for 2,141,942 Common Shares through its subsidiary Deepkloof Limited ("Deepkloof").

March 2019	Hanwa's Acquisition of Interest

On March 7, 2019 the Company announced the completion of the transaction between JOGMEC and Hanwa pursuant to which Hanwa acquired a 9.755% interest in the Waterberg Project from JOGMEC.

In February 2018, JOGMEC held a public tender to transfer 9.755% of JOGMEC's 21.95% interest in the Waterberg Project. Hanwa successfully won the bid, whereupon Hanwa and JOGMEC started the process required to complete and finalize the transfer. On October 24, 2018 Hanwa and JOGMEC officially entered into a transfer agreement. Upon the grant of approval from the government of the Republic of South Africa, the entire transfer procedure was completed in March 2019. JOGMEC continues to be an active joint venture partner.

Under the terms of the transaction, Hanwa also acquired the marketing right to solely purchase all the metals produced from the Waterberg Project at market prices.

April 2019	New Director Appointment of New Director

On April 15, 2019 the Company reported the appointment of Stuart Harshaw as to the Board's seventh director. Mr. Harshaw was the Vice President, Ontario Operations, for Vale Canada Limited ("Vale") until 2017 where he was an innovative leader with international experience creating value within mining and natural resource operations around the globe.

June 2019	Non-Brokered Private Placement

On June 28, 2019 the Company reported the closing of a non-brokered private placement with HCI for gross proceeds of US$1.3 million (the "June 2019 Private Placement"). In connection with the June 2019 Private Placement, the Company issued an aggregate of 1,111,111 Common Shares to Deepkloof, a subsidiary of HCI, at a price of US$1.17 per Common Share.

On a non-diluted basis and after giving effect to the June 2019 Private Placement, HCI's ownership percentage increased from 20.05% to 22.60% of the Company's issued and outstanding Common Shares. The Company did not pay any finder's fees in connection with the June 2019 Private Placement.

July 2019	Lion Battery Technologies Inc.

On July 12, 2019 Platinum Group, together with an affiliate of Anglo American Platinum Limited (''AAP''), launched a new venture through a jointly owned company, Lion Batteries Technologies Inc. (''Lion'') to accelerate the development of next generation battery technology using platinum and palladium. The global automotive industry accounts for approximately 86% of palladium demand and approximately 37% of platinum demand.

Lion will explore a role for platinum group metals in other batteries. AAP and the Company have agreed to invest up to a total of $4.0 million, subject to certain conditions, in exchange for preferred shares of Lion at a price of $0.50 per share over approximately a three to four year period. Each party has invested an initial $550,000 into Lion in exchange for 1,100,000 preferred shares each. In addition, the Company has invested $4,000 as the original founder's round into Lion in exchange for 400,000 Common Shares at a price of $0.01 per share.

Agreement with Florida International University

Following the formation of Lion, on July 12, 2019, Lion entered into an agreement with Florida International University ("FIU") to further advance a research programme that uses platinum and palladium to unlock the potential of Lithium Air and Lithium Sulfur battery chemistries to increase their discharge capacities and cyclability.

Under the agreement with FIU, Lion will have exclusive rights to all intellectual property developed and will lead all commercialisation efforts. Lion is also currently reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium. Thanks to considerably higher energy density, Lithium Oxygen and Lithium Sulfur batteries can perform better, by orders of magnitude, than the best-in-class Lithium-ion batteries currently on the market or under development. This new generation of lightweight, powerful batteries has the potential to grow to scale on the back of the attractiveness of battery electric vehicles (BEVs) and the use of lithium batteries in other applications beyond mobility.

August 2019	Launch of Concurrent Transactions

On August 15, 2019 the Company announced that it had entered into an agreement with BMO Capitals Markets ("BMO") under which BMO agreed to buy on a bought deal basis in the United States United States 8,326,957 Common Shares of the Company at a price of US$1.25 per share for gross proceeds of approximately US$10.41 million (the "BMO Public Offering").

In addition, on August 15, 2019 the Company entered into the following agreements, through which, together with the proceeds from the above public offering, it repaid the LMM Facility in full:

  2019 Sprott Facility

A new credit agreement with Sprott and the Sprott Lenders pursuant to which the Sprott Lenders provided a US$20.0 million principal amount senior secured credit facility advance to the Company. The maturity date of the 2019 Sprott Facility is 24 months from the date of the first advance under the facility, which was August 21, 2019. The Company also has the option to extend the maturity date by one year in exchange for a payment in Common Shares or cash of three percent of the outstanding principal amount of the 2019 Sprott Facility two business days prior to the original maturity date. Amounts outstanding under the 2019 Sprott Facility will bear interest at a rate of 11.00% per annum, compounded monthly.

Under the 2019 Sprott Credit Facility, the Sprott Lenders have a first priority lien on (i) the issued shares of PTM RSA and Waterberg JV Co. held, directly or indirectly, by the Company (and such other claims and rights described in the applicable pledge agreement); and (ii) all of the Company's present and after-acquired personal property. The 2019 Sprott Facility is also guaranteed by PTM RSA.

In connection with the US$20.0 million advance, the Company issued the Sprott Lenders 800,000 Common Shares of the Company at a price of $1.25 per share, representing a value of 5.0% of the principal amount of the 2019 Sprott Facility.

  Deepkloof Subscription

A subscription by Deepkloof with respect to the private placement of 6,940,000 Common Shares of the Company at a price of US$1.32 per share for aggregate gross proceeds to the Company of US$9,160,800 (the "Deepkloof Private Placement").

Because Deepkloof is a 100% subsidiary of HCI, the Deepkloof Private Placement constituted a "related party transaction" (as defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101")). The Company relied on the exemptions from both the formal valuation requirement and the minority shareholder approval requirement under sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, on the basis that at the time the Deepkloof private placement was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Deepkloof Private Placement, exceeded 25 per cent of the Company's market capitalization, calculated in accordance with MI 61-101. The Deepkloof Private Placement resulted in a 2.73% increase in the percentage of Common Shares of the Company beneficially owned by HCI. The Deepkloof Private Placement, together with the purchase by Deepkloof of 2,856,000 Common Shares in the BMO Public Offering, resulted in a 7.59% increase in the percentage of issued and outstanding Common Shares of the Company beneficially owned by HCI to 30.20%.

  Payout Agreement and LMM Subscription Agreement

A payout agreement with respect to the full settlement of the LMM Facility and a subscription agreement with LMM with respect to the private placement of 7,575,758 of the Common Shares at a price of US$1.32 per share for aggregate gross proceeds to the Company of US$10.0 million (the "LMM Private Placement").

Closing of Concurrent Transactions

On August 21, 2019 the Company announced the closing of the BMO Public Offering, the Deepkloof Private Placement, the LMM Private Placement and the settlement in full of the balance due on the LMM Facility of $43.0 million. No Common Shares offered under the BMO Public Offering were offered or sold, directly or indirectly, in Canada or to any resident in Canada. The Company intends to use the remaining net proceeds from the concurrent transactions for working capital and general corporate purposes.

September 2019

Positive results of DFS Published

On September 24, 2019 the Company reported the positive results of a DFS for the Waterberg Project targeting a large, thick PGM resource with the objective to model a large scale, fully mechanized mine. An updated independent 4E resource estimate for the Waterberg Project was also announced at the same time as the DFS, representing a small increase in resources based on minor infill drilling since the prior independent 4E resource estimate for the Waterberg Project as reported on October 25, 2018.

Updated Mineral Resource Estimate

The September 2019 Waterberg Report estimated 6.44 million 4E ounces in the higher confidence measured category (versus 6.26 million 4E ounces in the October 2018 Waterberg Report). Mineral resources estimated in the combined measured and indicated categories, at a 2.5 g/t 4E cut-off grade, increased slightly to 26.35 million 4E ounces in 242.4 million tonnes at 3.38 g/t 4E (versus 26.34 million 4E ounces in 242.5 million tonnes at 3.38 g/t in the October 2018 Waterberg report). Inferred mineral resources at a 2.5 g/t 4E cut-off grade totaled 7.0 million 4E ounces (the same as in the October 2018 Waterberg Report). The updated measured and indicated 2019 mineral resource totaling 26.35 million 4E ounces is comprised of 63.0% palladium, 29.1% platinum, 6.4% gold and 1.5% rhodium. The T zone measured and indicated resources increased in grade from 4.51 g/t 4E in the September 2018 Waterberg Report to 4.53 g/t 4E in the September 2019 Waterberg Report. For more details about the September 2019 Waterberg Report see Item 4.D. - Property, Plant and Equipment - Technical Report - Waterberg.

October 2019

DFS Technical Report

On October 7, 2019 Platinum Group filed a National Instrument 43-101 technical report on the above DFS and updated mineral resource estimate entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019 with an effective date of resources and reserves of September 4, 2019 (the "September 2019 Waterberg Report"). The September 2019 Waterberg Report was prepared by Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd.; Gordon Ian Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.; and Michael Murphy, P. Eng. of Stantec Consulting Ltd. In addition, a SAMREC 2016 compliant Mineral Resource statement has been prepared and signed-off by the Independent Geological Qualified Person.

The September 2019 Waterberg Report was formally delivered to all of the Waterberg Project owners on October 4, 2019 as required under the Waterberg JV Resources Pty Ltd. shareholders agreement.

Mineral resources in the September 2019 Waterberg Report are classified in accordance with the SAMREC 2016 standards. There are certain differences with the "CIM Standards on Mineral Resources and Mineral Reserves"; however, in this case the Independent Qualified Person responsible for mineral resource estimation in the September 2019 Waterberg Report believes the differences are not material and the two standards may be considered the same. Mineral resources that are not mineral reserves do not have demonstrated economic viability but there are reasonable prospects for eventual economic extraction. Inferred mineral resources have a high degree of uncertainty.

Readers are directed to review the full text of the September 2019 Waterberg Report, which is incorporated by reference herein and is available for review under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

B. Business Overview

General

The Company is a platinum and palladium focused exploration, development and operating company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

The Company's sole material mineral property is the Waterberg Project. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Principal Product

The Company's principal product from the Waterberg Project, in accordance with the DFS, is planned to be a PGM bearing concentrate. The concentrate will contain certain amounts of eight elements comprised of platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel. Pursuant to the Implats Transaction (as defined below), Implats has acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project.

Implats Transaction

On November 6, 2017, the Company, along with Waterberg JV Co., JOGMEC and Mnombo completed the first phase of a transaction involving the Waterberg Project initially announced on October 16, 2017 with Implats (the "Implats Transaction") whereby Implats purchased an aggregate 15.0% equity interest in Waterberg JV Co. (the "Initial Purchase") for $30 million. The Company received consideration of $17.2 million from Implats for the sale of an 8.6% interest in the Waterberg Project and JOGMEC received $12.8 million for the sale of a 6.4% interest in the Waterberg Project.

Pursuant to the Implats Transaction, Implats acquired an option (the "Purchase and Development Option") to increase its stake in Waterberg JV Co. to 50.01% by purchasing an additional 12.195% equity interest from JOGMEC for $34.8 million and earning into the remaining interest by making a firm commitment to an expenditure of $130.0 million in development work. Implats also acquired a right of first refusal to smelt and refine Waterberg concentrate. The positive results of the DFS were announced on September 24, 2019 and the September 2019 Waterberg Report was delivered to the Waterberg JV Co. shareholders on October 4, 2019 for review and approval. After approval by Waterberg JV Co. or Implats of the DFS ("DFS Approval"), Implats will have an option within 90 business days to elect to exercise the Purchase and Development Option. In the event of certain breaches of agreement, insolvency events or events that would entitle a Waterberg JV Co. shareholder to acquire or dispose of any Waterberg JV Co. shares (other than transfers to certain permitted transferees) prior to the DFS Approval, Implats may, by notice to the other Waterberg JV Co. shareholders of such event, cause the Purchase and Development Option to instead become exercisable from the date of such notice. Upon exercising the Purchase and Development Option, Implats will have the right to appoint the manager of Waterberg JV Co.

The issuance and transfer of Waterberg JV Co. shares to Implats following the exercise of the Purchase and Development Option is subject to the satisfaction or waiver of certain conditions precedent, including but not limited to: the receipt of required regulatory approvals, including under the South African Competition Act, 89 of 1998, and the MPRDA; and within 180 business days after its exercise of the Purchase and Development Option, Implats confirming the salient terms of a development and mining financing for the Waterberg Project (the "Development and Mining Financing"), and providing a signed financing term sheet, subject only to final credit approval and documentation. If Implats exercises the Purchase and Development Option and such transactions are consummated, Implats will have primary control of Waterberg JV Co., including the power to approve matters submitted to the board of directors. Certain matters would continue to require the approval of Waterberg JV Co. shareholders by a 75% vote, including the approval of JOGMEC in certain circumstances.

Should Implats complete the Purchase and Development Option and increase its interest in Waterberg JV Co. to 50.01%, Mnombo's 26% interest would be maintained by Waterberg JV Co. issuing additional shares to Mnombo at a nominal price, Platinum Group would retain a direct 18.99% interest, and Hanwa would hold a 5% interest. Platinum Group's direct and indirect (through its shareholding of Mnombo) interests in Waterberg JV Co. would total 31.96%. Following Implats' exercise of the Purchase and Development Option and the completion of its earn-in spending, all project partners would be required to participate and fund the development of the Waterberg Project on a pro-rata basis.

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

Implats has also acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project. Hanwa will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Specialized Skill and Knowledge

Various aspects of the Company's business require specialized skills and knowledge, including the areas of geology, engineering, operations, drilling, metallurgy, permitting, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting. the Company faces competition for qualified personnel with these specialized skills and knowledge, which may increase its costs of operations or result in delays.

Pursuant to the Implats Transaction, Implats is an active participant in the completion of a DFS for the Waterberg Project. Should Implats exercise the Purchase and Development Option, Implats will become the majority owner and will have the right to appoint the manager of the Waterberg Project. Implats is one of the world's foremost fully integrated producers of platinum and associated PGEs. The group produces approximately a quarter of the world's supply of primary platinum. Implats' operations are located on the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe, two of the most significant PGE-bearing ore bodies in the world. In Southern Africa Implats is structured around five main operations namely the Impala Lease, Zimplats, Marula, Mimosa and Two Rivers with headquarters based in Johannesburg, South Africa.

Employees and Contractors

The Company's current complement of managers, staff and consultants in Canada consists of approximately 6 individuals. The Company's complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 9 individuals, inclusive of 2 individuals active at the Waterberg Project conducting exploration and engineering activities related to the execution of DFS recommendations and a possible production decision by Waterberg JV Co. The Waterberg Project is currently operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required. Operations at the Waterberg Project are funded by Waterberg JV Co. and its shareholders.

Foreign Operations

The Company conducts its business in South Africa. South Africa has a large and well-developed mining industry. This, among other factors, means the infrastructure in many areas is well-established, with well-maintained roads and highways as well as electricity distribution networks, water supply and telephone and communication systems. Electrical generating capacity has been strained by demand in recent years in South Africa, but additional capacity is currently under construction. Additional water infrastructure will also be required. See "Risk Factors".

There is also access to materials and skilled labour in South Africa due to the existence of many platinum, chrome, gold and coal mines. Smelter complexes and refining facilities are also located in South Africa. South Africa has an established government, police force and judiciary as well as financial, health care and social institutions, although such institutions underwent significant change following the fall of apartheid and free elections in 1994 and are continuing to be developed. The system of mineral tenure was overhauled by new legislation in 2002, which came into force in 2004. Since 1994, South Africa has been considered an emerging democracy. See "Risk Factors".

Social or Environmental Policies

Corporate Social Responsibility

Being a responsible corporate citizen means protecting the natural environment associated with its business activities, providing a safe workplace for its employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where the Company operates so that it can enhance the lives of those who work and live there beyond the life of such operations. The Company takes a long-term view of its corporate responsibility, which is reflected in the policies that guide its business decisions, and in its corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group. The Company's goal is to ensure that its engagement with its stakeholders, including its workforce, industry partners, and the communities where it operates, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, the Company can address specific concerns of its stakeholders and work cooperatively and effectively towards achieving this goal.

Social and Labour Plans

The Waterberg Social and Labour Plan (the "Waterberg Social and Labour Plan") has been developed pursuant to South African Department of Mineral Resources ("DMR") guidelines for social and labour plans and a draft has been submitted in accordance with regulation 46 of the MPRDA together with the application for a mining right for the Waterberg Project. The objective of a social and labour plan is to align the Company's social and labour principles with the related requirements established under Mining Charter 2018. These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project. Contractors will be required to comply with the Waterberg Social and Labour Plan and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc. In terms of human resources training, the Waterberg Social and Labour Plan will establish objectives for adult-based education training, learnerships and development of skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships. The Waterberg Social and Labour Plan will also establish local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programmes for small scale industry, agriculture, entrepreneurship and health and education.

Labour in South Africa

The gold and platinum mining industries in South Africa witnessed significant labour unrest in recent years and demands for higher wages by certain labour groups. Both legal and illegal or "unprotected" strikes have occurred at several mines since the beginning of August 2012. In June 2014, the Association of Mineworkers and Construction Union accepted a negotiated wage settlement to end a five-month long strike affecting a significant proportion of the platinum industry. To date, the Company has seen no adverse labour action on its operations in South Africa and the retrenchment processes at the Maseve Mine were peaceful and orderly. See "Risk Factors".

Environmental Compliance

The Company's current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various state, provincial and local laws and regulations in the countries in which the Company conducts its activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, hazardous substances and other matters. Company management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on the Company's competitive position. The Company intends to obtain and maintain all licences and permits required by all applicable regulatory agencies in connection with its mining operations and exploration activities. The Company intends to maintain standards of compliance consistent with contemporary industry practice.

Competitive Conditions

The global PGM mining industry has historically been characterised by long-term rising demand from global automotive and fabrication sectors on the one hand and constrained supply sources on the other. South Africa's PGM mining sector has historically represented approximately 73% of global platinum supply and 36% of global palladium supply. From mid-2012 until 2019 global economic uncertainty, recycling and slow growth created a weak market for PGMs. Lower market prices for PGMs combined with labour unrest caused stoppages and closures of some higher cost platinum mines and shafts in South Africa. The market for PGMs, and palladium in particular, has improved in 2019, resulting in higher metal prices. Almost all of the South African platinum and palladium supply comes from the geographic constraints of the Western, Northern and Eastern Limbs of the Bushveld Complex, resulting in a high degree of competition for mineral rights and projects. South Africa's PGM mining sector remains beholden to economic developments in the global automotive industry, which currently accounts for approximately 39% of the total global demand for platinum and 85% of the total global demand for palladium. A prolonged downturn in global automobile and light truck sales, resulting in depressed platinum prices, often results in declining production as unprofitable mines are shut down. Alternatively, strong automobile and light truck sales combined with strong fabrication demand for platinum, most often results in a more robust industry, creating competition for resources, including funding, labour, technical experts, power, water, materials and equipment. There is not a material seasonal effect or influence on the PGM market or business. Since late 2015 the price of palladium has more than doubled due to rising automotive sector demand, while platinum prices are at about the same price now as they were in 2015, having rebounded somewhat in 2019 from very low price levels experienced in late 2018. The South African industry is dominated by three or four producers, who also control smelting and refining facilities. As a result, there is general competition for access to these facilities on a contract basis. If the Company moves towards production on the Waterberg Project, it will become exposed to many of the risks of competition described herein. See "Risk Factors".

Mineral Property Interests

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.

The Company's key development project and exploration targets are located in the Bushveld Complex in South Africa. The Bushveld Complex is comprised of a series of distinct layers or reefs, three of which contain the majority of the economic concentrations of PGMs, and the subset of 4E PGMs consisting of platinum, palladium, rhodium and gold, (or the subset of 3E PGMs consisting of platinum, palladium and gold) within the Bushveld Complex: (i) the Merensky Reef ("Merensky" or "MR"), which is mined primarily around the Western Limb of the Bushveld Complex, (ii) the Upper Group 2 Layer or Reef ("UG2"), which is mined primarily around the Eastern Limb of the Bushveld Complex and (iii) the Platreef ("Platreef"), found within the Northern Limb. These reefs exhibit extensive geological continuity and predictability and have an established history of economic PGM production. The Merensky, UG2 and Platreef have been producing PGMs since the 1920s, 1970s and 1990s, respectively.

For a further discussion of the Company's material and non-material mineral properties, see Item 4.D. - Property, Plant and Equipment.

South African Regulatory Framework

The Company is subject to South African government regulations that affect all aspects of the Company's operations. Accordingly, the sections below set out the primary laws and regulatory concepts to which the Company is subject.

Black Economic Empowerment in the South African Mining Industry

The transition from an apartheid regime to a democratic regime brought with it a commitment by the South African state, as enshrined in the Constitution, to take legislative and other measures to redress the results of past racial discrimination against black South Africans, or as the MPRDA and Mining Charter defines them, "HDPs. Under the MPRDA, the concept includes any association, the majority of whose members are HDPs as well as juristic persons if HDPs own and control the majority of the shares and control the majority of the shareholders' votes.

This concept and process to take legislative and other measures to redress the results of past racial discrimination against black South Africans is known in South Africa as broad-based black economic empowerment, or "BEE". The mining industry was one of many industries identified by the South African government as requiring reform to bring about equitable benefit from South Africa's mineral industry to all South Africans and to promote local and rural development and social upliftment of communities affected by mining.

The regulatory regime governing the South African mining industry has therefore fundamentally changed over the past decade. Legislation governing mining and BEE within the mining sector includes, among other laws, the MPRDA, the Mining Codes and the Standards pursuant to the MPRDA, Mining Charter 2018, Mining Charter 2018 Scorecard and the Mining Titles Registration Act No. 16 of 1967 (as amended). The aforementioned legislation, however, is industry specific and the generic BEE regulatory framework in South Africa is regulated in terms of the BEE Act, which sets outs the South African government's policy in respect of the promotion of BEE. The BEE Act also permits the Minster of Trade and Industry to publish generic BEE Codes of Good Practice ("Generic BEE Codes"), being codes of good practice that address, among other things, the indicators to measure BEE and the weightings to be attached to such indicators.

The Generic BEE Codes were originally published in 2007 and set out seven indicators or elements in terms of which BEE compliance is measured. Each element has a scorecard in terms of which various sub-elements are set out, together with a target for compliance with each sub-element and a corresponding number of weighting points. An entity's BEE compliance is measured in terms of each of these scorecards and the aggregate score will then determine that entity's BEE compliance level. Independent BEE verification agencies are authorized to verify an entity's compliance and provide it with a verification certificate which will set out its score and confirm its BEE compliance level. The seven elements of BEE compliance set out in the original Generic BEE Codes are ownership (which measures the extent to which black people own the measured entity), management control (which measures the extent to which black people form part of the board of directors and top management of the entity), employment equity (which measures the extent to which black people are employed with the various management levels of the entity), skills development (which measures the extent to which the entity has undertaken skills training for the benefit of its black employees), preferential procurement (which measures the extent to which the entity procures goods and services from BEE compliant and black-owned companies), enterprise development (which measures the extent to which the entity has contributed towards the development of black-owned or BEE compliant companies), and socio-economic development (which measures the extent to which the entity has contributed towards the economic development of black people).

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

The provisions of section 3(2) set out in the BEE Amendment Act states that "in the event of any conflict between this Act and any other law in force immediately prior to the date of commencement of the Broad-Based Black Economic Empowerment Act, 2013, this Act prevails if the conflict specifically relates to a matter dealt with in this Act" (the "Trumping Provision"). The BEE Amendment Act provides that section 3(2) will come into effect one year after the date on which the President proclaims the BEE Amendment Act into law and therefore became operative on October 24, 2015. However, on October 30, 2015 the Minister of Trade and Industry exempted the DMR from applying the Trumping Provision until October 31, 2016 on the basis that the alignment of the Mining Charter 2018 with the BEE Act and the BEE Codes was still ongoing. There has not been a further extension of this exemption.

Section 10(1)(a) set out in the BEE Amendment Act provides that "every organ of state and public entity must apply any relevant code of good practice issued in terms of this Act in determining qualification criteria for the issuing of licences, concessions or other authorizations in respect of economic activity in terms of any law". This will require all governmental bodies to apply the Generic BEE Codes or other relevant codes of good practice when procuring goods or services or issuing licenses or other authorizations under any other laws, and to penalize fronting or misrepresentation of BEE information.

The provisions of section 3(2) and 10(1)(a) indicate that the DMR would be obliged to apply the provisions of the BEE Act and of any BEE code of good practice gazetted in terms of the BEE Act when issuing rights, permissions or permits in terms of the MPRDA in the future.

A code of good practice refers to the Generic BEE Codes or any sector-specific code of good practice which has been developed and gazetted in terms of the provisions of the BEE Act after consultation with the relevant industry stakeholders and the Department of Trade and Industry. It does not include Mining Charter 2018. The implications of the above provisions of the BEE Amendment Act are that unless a mining sector code is developed and gazetted, or unless a further exemption is granted by Ministers of Trade and Industry, the DMR would not be entitled to apply Mining Charter 2018 when issuing rights, permissions or permits (after commencement of the abovementioned sections of the BEE Amendment Act) and would be required to apply the Generic BEE Codes. While the target for ownership under the Generic BEE Codes is the same as in Mining Charter 2010 i.e. 26% (as opposed to the current Mining Charter 2018's 30%), the remaining elements in terms of which BEE compliance is measured are materially different from those set out in Mining Charter 2018. In addition, the extent of BEE compliance is determined under the Generic BEE Codes with reference to an entity's overall score and corresponding BEE compliance level, and Mining Charter 2018s scorecard does not contain the same methodology. Thus, if the Generic BEE Codes were to apply to the mining industry, it would place the industry at a disadvantage and create uncertainty.

Section 10(2)(a) set out in the BEE Amendment Act provides that "the Minister may, after consultation with the relevant organ of state or public entity, exempt the organ of state or public entity from a requirement contained in subsection (1) or allow a deviation therefrom if particular objectively verifiable facts or circumstances applicable to the organ of state or public entity necessitate a deviation". Such an exemption or deviation is required to be published in the government gazette. It seems possible, but it is not certain whether the DMR could apply for such an exemption in respect of the mining industry.

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

  substantially and meaningfully expand opportunities for HDPs, including women, to enter the mineral and petroleum industry in order to benefit from the exploitation of the nation's mineral and petroleum resources; and

  promote employment and advance the social and economic welfare of all South Africans.

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

On September 13, 2010 the Mining Charter 2010 came into effect setting targets (some of which remained the same as those in the original mining charter) to be achieved by mining companies by December 31, 2014 (the implementation of which needed to be reported to the DMR by mining companies in 2015), which targets included:

  Ownership: this entails 26% meaningful economic participation by HDPs and 26% full shareholder rights for HDPs. Mining Charter 2010 refers to BEE entities as opposed to HDP companies but retains the 26% ownership target.

  Housing and living conditions: occupancy rate of employee accommodations of one person per room and all conversion of employee hostels must be fully achieved.

  Procurement and enterprise development:

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

  Mine community development: implementation of approved community projects.

  Sustainable development and growth:

  implementation of approved EMP measured annually against the approved plans;

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

Existing mining right holders who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018 will be recognized as BEE ownership compliant for the duration of the mining right, but not for any period of renewal thereof.

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

Mining Charter 2018 also provides for minimum employment equity thresholds at various levels of management. These include:

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

New Order Mining and Prospecting Rights Under the MPRDA

All of the Company's prospecting and mining rights are so-called new order rights (i.e. rights granted under the MPRDA) as opposed to old order rights, being rights granted under pre-MPRDA legislation. Under the MPRDA, mining companies operating in South Africa were required to apply for conversion of old order rights into new order prospecting and mining rights issued by the South African state in terms of the MPRDA. New order rights in respect of mining are granted for a maximum period of 30 years, with renewals of up to 30 years at a time. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

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

At its 53rd national conference in December 2012, the ANC debated its previously commissioned "State Intervention in the Minerals Sector" report (SIMS Report), and wholesale nationalization was rejected. It was resolved that state intervention in the economy would focus on beneficiation. Strategic minerals, which include platinum group metals, coal and iron ore, will be identified and special public policy measures may be put in place. Further state interventions could include "state ownership" through the state mining company, and mineral resource rents through the imposition of new taxes or a super-profits tax.

Environment

South Africa has a comprehensive and constantly evolving environmental regulatory framework, particularly relating to mining. The Constitution entrenches the right to an environment that is not harmful to human health or well-being and imposes a duty to protect the environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and National Environmental Management Act ("NEMA") grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, such that claims can be made against private and public entities and the South African government.

Environmental impacts of mineral resource operations (including prospecting and mining of mineral resources and exploration and production of petroleum) are, at present, primarily regulated by four pieces of legislation, namely, the MPRDA, NEMA, National Environmental Management: Waste Act ("NEMWA") and National Water Act ("NWA").

South African environmental law is largely permit-based and requires businesses whose operations may have an environmental impact to obtain licenses and authorizations principally from the DMR and the DWS, which often contain stringent conditions.

Environmental legislation also stipulates general compliance requirements. It incorporates a "polluter pays" principle and also imposes a duty on a group of specified parties wider than the actual polluter to take reasonable measures to assess, prevent and address pollution (even that which was authorized by law). This duty is retrospective in its application. A failure to take such measures may result in governmental authorities taking measures against, and recovering costs from, a wider range of parties than the one on whom the duty primarily rests. This latter group includes a successor in title to a property and, based on international jurisprudence, is wide enough to include a lender or a shareholder of a company who caused the pollution, although the potential liability of shareholders and lenders has not yet been considered by South African courts.

NEMA provides for the appointment of Environmental Management Inspectors and Environmental Mineral Resource Inspectors at the Department of Environmental Affairs ("DEA") and DMR respectively. These inspectors have wide-ranging powers and can undertake both announced and unannounced inspections and investigations. Criminal prosecutions have been initiated and directives and compliance notices issued following a number of these inspections.

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

The environmental regulation of mining has undergone a transition. NEMA is now the primary environmental legislation regulating mining and not the MPRDA. Due to this transition, the majority of the MPRDA's environmental regulation provisions were deleted ("Pre-MPRDA Amendment Act Environmental Provisions") and the National Environmental Management Laws Amendment Act, No. 25 of 2014 ("NEMLAA") introduced specific provisions regulating mining into NEMA. The Minister of Mineral Resources has however retained the bulk of his environmental regulation competencies under the NEMLAA's amendments, to be undertaken in accordance with NEMA. This transition has created some gaps which include that not all of the necessary amendments have yet commenced under the MPRDA and certain regulations under NEMA are outstanding.

Under the Pre-MPRDA Amendment Act Environmental Provisions, before 8 December 2014, environmental management plans and environmental management programmes ("EMPs") were required to be approved by the relevant delegated authority at the DMR before a prospecting right or mining right respectively became effective.

In addition to requiring that an EMP be approved under the MPRDA, an environmental authorization ("EA") was required for certain activities that are incidental to mining, listed in a series of Environmental Impact Assessment ("EIA") Regulations published under the NEMA. This includes vegetation clearance; construction of roads, facilities in proximity to a watercourse and facilities that may cause pollution; and storage of dangerous goods, where the activities exceeded specified thresholds ("Listed Activities"). An EA was not required for mining or prospecting activities.

This position changed on 8 December 2014 when the 2014 EIA Regulations commenced under NEMA, replacing the 2010 EIA Regulations. Mining and prospecting activities that commenced after this date required an EA, as do associated infrastructure and earthworks directly related to the prospecting and extraction of a mineral resource.

There are presently no provisions in force in the MPRDA or NEMA deeming EMPs approved under the MPRDA to be EAs issued under the NEMA, which creates gaps in relation to the obligations of mineral right holders with an approved EMP. Certain 2013 amendments to the MPRDA (following the implementation of the Mineral and Petroleum Resources Development Act No. 49 of 2008 ("MPRDA Amendment Act, 2008")) introduced a deeming provision however it has not yet commenced. This provision provides that an EMP approved under the MPRDA before and at the time of the NEMA coming into force will be deemed to have been approved and an EA issued in terms of NEMA. There are also no transitional provisions deeming approvals to EMP applications that were submitted before NEMLAA and approved after NEMLAA to be deemed to be EAs. This has created the situation where strictly speaking applicants for mineral rights are now required to submit an application for an EA, despite an application for EMP approval being previously submitted. In practice however, the DMR views EMPs submitted under the MPRDA to be EAs.

NEMA requires an EA before Listed Activities commence and it is a criminal offence to commence such Listed Activity without the required EA. A person who has commenced a Listed Activity without an EA may apply for rectification of this state of affairs but would be required to pay a maximum administrative fine of R5 million and may also face criminal penalties.

Under the NWA, water cannot be owned, but is instead held in trust for the people of South Africa under the State's custodianship. A water use license ("WUL") is required to undertake certain water uses specified in the NWA. This includes water storage; abstraction; disposal of wastewater into the environment; dewatering a mine; and impacting on watercourse's flow. Generally, large scale water users, such as mines, are required to either apply for WULs or, in certain cases, only to register water uses if small water volumes are abstracted or stored or the impacts to watercourses are low. In certain instances, an entity may continue with a water use that was conducted lawfully prior to 1998 under the predecessor to the NWA, the Water Act, No. 54 of 1956, without the requirement for a WUL. Conducting a water use without the required WUL is unlawful.

Regulations published under the NWA regulate water use in relation to mining activities, providing for limitations on the location of mining infrastructure and requirements for separation of dirty and clean water systems. If a water use or water management is unlawful, the DWS may issue administrative directives to enforce the NWA's provisions or stop the unlawful water use. Criminal proceedings can also be instituted. Penalties for offences are a maximum fine and/or imprisonment of Rand 200,000 and five years, respectively. Upon a second conviction, the maximum fine and/or imprisonment are Rand 400,000 and ten years, respectively. While significant progress has been made by the DWS in processing pending WUL applications, a backlog remains.

The National Environmental Management Air Quality Act No. 39 of 2004 ("AQA") regulates air pollution in South Africa and prohibits the undertaking of activities listed under AQA, including certain mining related and processing activities, without an atmospheric emission license. Minimum emission standards have been set for each listed activity. Facilities that were operational before these regulations came into force were afforded a "grace period" within which to comply with the more stringent air emission standards contained in the Regulations until 2015. If a facility did not comply with the 2015 air emission standards, upgrading of the facilities was necessary. Such facilities will need to comply with even more stringent air emission standards from 2020. Additional upgrades may therefore also be required before 2020 to comply with the 2020 air emission standards, for which significant capital expenditures ("CAPEX") may be required. Alternatively, an application to postpone the time period for compliance with air emission standards may be possible but the grant of any postponement cannot be guaranteed.

NEMWA regulates the storage, treatment, recycling and disposal of waste, among other things, including waste generated by the mining sector. Its provisions are also relevant generally to the Company's operations. Waste management licenses ("WMLs") are required for certain waste management activities, dependent on certain thresholds in relation to the waste. Although WMLs are generally not required for waste storage, such activities must comply with certain norms and standards. Residue stockpiles and deposits relating to prospecting, mining, exploration or production activities regulated under the MPRDA were previously exempt from NEMWA. This was changed by amendments under the NEMLAA and WMLs were required from the Minister for residue stockpiles and deposits since September 2, 2014, if they constitute "waste" and if they fall above the thresholds for which a WML is required, unless an entity "lawfully conducted" these activities prior to September 2, 2014. The National Environmental Laws Amendment Bill B14D-2017 ("NEMA Bill") has proposed amendments to NEMWA such that the regulation of residue stockpiles and deposits are removed from NEMWA and will be regulated by NEMA. Having previously lapsed, the NEMA Bill was revived by the National Council of Provinces. It is expected to be passed by the National Council of Provinces shortly, whereafter it will be signed into law by the President. If so, WMLs will not be required for residue stockpiles and deposits. In terms of the 2014 EIA Regulations, an EA would however be required.

Both the MPRDA and NEMA have provisions regulating rehabilitation and closure, which are not entirely consistent. The MPRDA provides that a mineral right holder remains liable for any environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water, compliance to the conditions of the EA and the management and sustainable closure of a mine, until the Minister of Mineral Resources has issued a closure certificate ("Rehabilitation and Closure Liability"). NEMA provides that a mineral right holder remains responsible for Rehabilitation and Closure Liability notwithstanding the issue of a closure certificate.

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

New Financial Provision Regulations in regard to rehabilitation were published under NEMA on November 20, 2015, which have been highly contentious due to gaps and contradictions with the Income Tax Act No. 58 of 1962; MPRDA and NEMA. They will require a substantial increase in financial provision required for rehabilitation, as they are far more onerous and now require financial provision to be provided for annual rehabilitation and, more significantly, the remediation of latent or residual environmental impacts which may become known in the future including the pumping and treatment of polluted or extraneous water ("Future Rehabilitation"). The Minerals Council of South Africa (formerly the Chamber of Mines) has stated that the Financial Provision Regulations could have a crippling effect on the mining industry. The Financial Provision Regulations are the subject of a recent High Court application for an order clarifying their legality and/or meaning. Two sets of proposed amendments were published to the Financial Provision Regulations which, if enacted into law, may resolve some of the gaps and contradictions. A further set of proposed amendments is anticipated to be published shortly. An extension has been granted for compliance with the Financial Provision Regulations to February 2020. This extension is ambiguously drafted but appears to apply to companies who submitted an application for a mining right or holders of rights where the application was submitted, or right was granted, prior to the Financial Provision Regulations coming into force on 20 November 2015. Applicants for new mining rights submitted after 20 November 2015 are however still required to provide financial provision in terms of the Financial Provision Regulations. Trust funds may only be used for Future Rehabilitation and not annual or final rehabilitation (being the decommissioning and closure of the prospecting, exploration, mining or production operations at the end of the life of operations). The financial vehicle used for Future Rehabilitation must, on issuance of a closure certificate, be ceded to the Minister or if a trust fund is used, the trustees must authorise payment to the Minister. The aforesaid is contradictory to the Minister's discretion in the MPRDA and NEMA to retain a portion of the financial provision.

A mining or prospecting right can be suspended or cancelled under the MPRDA or a mining right application may be refused if there is non-compliance with environmental legislation.

Mine Safety

Mine safety in South Africa is governed by the MHSA, which is enforced by the Inspectorate of Mine Health and Safety, a part of the DMR. The reporting provisions of the MHSA are aligned with the International Labour Organization's Code of Practice on Recording and Notification of Occupational Accidents and Diseases. Under the MHSA, the Company is obligated, among other things, to ensure, as far as reasonably practicable, that the Company's mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. The Company is also obliged to ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the Company's mining activities are not exposed to any hazards relating to their health and safety. The MHSA also authorises mine inspectors to issue safety compliance notices to mines under section 55 of the MHSA and, should the inspectors feel that the action is warranted, to temporarily close part or all of the operations under powers conferred by section 54 of the MHSA, pending compliance with the - compliance notice.

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

The royalty rate in respect of refined minerals is calculated by dividing earnings before interest and taxes, or "EBIT" (as defined for purposes of the Royalty Act), by the product of 12.5 times gross revenue, calculated as a percentage, plus an additional 0.5%. EBIT refers to the taxable mining income of the holder of the right (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. There is also an arm's length adjustment, where applicable. A maximum royalty rate of 5% of revenue applies to refined minerals.

The royalty rate in respect of unrefined minerals is calculated by dividing EBIT by the product of nine times gross revenue, calculated as a percentage, plus an additional 0.5%. A maximum royalty rate of 7% applies to unrefined minerals.

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

To give effect to announcements made by the Minister of Finance in his 2013 budget speech, the Davis Tax Committee ("DTC") was established to assess South Africa's tax policy framework and its role in supporting the objectives of inclusive growth, employment, development and fiscal sustainability. The Terms of Reference of the Davis Tax Committee includes a review of the current mining tax regime. The Davis Tax Committee submitted its First Interim Report on Mining on July 1, 2015 and made various recommendations, including that:

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

Exchange Control

South African law provides for Exchange Control which, among other things, regulates the flow of capital from the Common Monetary Area of South Africa, Namibia, Lesotho and eSwatini (formerly Swaziland) ("CMA"). The Currency and Exchanges Act, No. 9 of 1933 empowers the President of South Africa to make regulations in regard to any matter directly or indirectly relating to currency, banking or exchanges. The Minister of Finance is responsible for all matters regarding exchange control policy, and certain of these powers and functions have been delegated to the South African Reserve Bank, more specifically the Financial Surveillance Department.

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

Carbon Tax/Climate Change Policies

In accordance with the Minister of Finance's budget speech announcement in February 2019, the Carbon Tax Act, No. 15 of 2019 (the "Carbon Tax Act") was assented to by the President on May22, 2019 and commenced on June 1, 2019. As per the Act's Preamble, "the South African government is of the view that imposing a tax on greenhouse gas ("GHG") emissions and concomitant measures such as providing tax incentives for rewarding efficient use of energy will provide appropriate price signals to help nudge the economy towards a more sustainable growth path." Despite its recent introduction, changes have already been proposed to the Carbon Tax Act in the 2019 Draft Taxation Laws Amendment Bill ("Draft TLAB"), which was published on July 21, 2019. Subsequent to the publication of the Draft TLAB, the public was given an opportunity to make submissions on the Draft TLAB and public hearings on the Draft TLAB were held by National Treasury and SARS on September 5 and 6, 2019. Members of the public were also given an opportunity to make oral submissions to Parliament directly on September 10, 2019.

In terms of the Paris Agreement under the United Nations Framework Convention on Climate Change, South Africa's GHG emissions are said to firstly peak from the period 2020 until 2025, then plateau from the period 2025 until 2035, where after GHG emissions are said to decline from 2036. The introduction of carbon tax will also take place in a phased manner, which allows for developmental challenges faced by South Africa, encourages investment in more energy efficient technology and ensures that South Africa's competitiveness is not being compromised.

The Carbon Tax Act levies the tax at a rate of R120 per ton of carbon dioxide equivalent ("CO2-eq") of GHG emissions on identified activities that exceed prescribed GHG emission thresholds. The tax rate is set to increase annually at the amount of the consumer price inflation plus 2% until December 31, 2022. From December 31, 2022 onwards, the tax rate must be increased in line with consumer price inflation of the preceding tax year as determined by Statistics South Africa. Phasing-in of the tax has however provisionally allowed for a reduced tax rate.

The first phase of the carbon tax will run until end 2022 and, due to the various tax-free allowances provided for under sections 7 to 13 of the Act, allows for an initial effective carbon tax rate as low as R6 to R48 per ton of CO2-eq emitted. These allowances include a/an:

• basic allowance for fuel combustible emissions of between 60% and 75%;

• basic allowance for industrial process emissions of between 60% and 70%;

• allowance in respect of fugitive emissions of 10%;

• trade exposure allowance of up to a maximum of 10%;

• performance allowance not exceeding 5% of the total GHG emissions of the taxpayer during the relevant tax period;

• carbon budget allowance of 5% for companies who have a carbon budget, which means a limit on total GHG emissions from a specific company, within a specific period of time. It is understood that this allowance is only available to entities who voluntarily participate in phase 1 of the carbon budget and obtain the written consent of the Department of Environment, Forestry and Fisheries; and

• carbon offset allowance of either 5% or 10%.

A taxpayer, other than a taxpayer in respect of which the maximum total allowance is expressly stipulated in Schedule 2 of the Carbon Tax Act to constitute 100%, is only entitled to receive the sum of the allowances mentioned above in respect of a tax period to the extent that the sum of the allowances does not exceed 95% of its total GHG emissions.

Furthermore, and as previously committed to by the South African National Treasury, phase 1 of the tax is also electricity neutral in providing credits for the renewable energy premium built into electricity tariffs and electricity generation levy. The impacts of the tax on the energy sector will therefore only feed through to the consumer upon the commencement of phase 2 in January 2023.

Despite the promulgation of the Carbon Tax Act, final regulations required for the implementation of the carbon offset and trade exposure allowances have yet to be published, which is currently impacting on entities' ability to reduce their carbon tax liability.

It must further be noted that the Explanatory Memorandum published with the last version of the Carbon Tax Bill in November 2018 provides for a review of the impact of the carbon tax at the end of phase 1. The review will understandably allow for "adjustments to the design of the carbon tax including the rates and level of tax-free thresholds that will take into account the economic circumstances and progress made to reduce GHG emissions, in line with NDC commitments".

The South African national treasury noted in the Explanatory Memorandum that the impact of the first phase has been designed to be revenue neutral, and revenues will be recycled by way of reducing the current electricity generation levy, credit rebate for the renewable energy premium, as well as a tax incentive for energy efficiency savings.

Considering the tax-free thresholds, this would imply that an initial effective carbon tax rate will be as low as R6 to R48 per ton CO2e.

Climate Change Bill

Little progress appears to have been made in respect of the proposed Climate Change Bill (the "Bill") since it was first published for comment in June 2018. The Bill, amongst other things, seeks to regulate the proposed carbon budget and allows for the determination of sectoral emission targets.

The Bill obligates the Minister of Environment, Forestry and Fisheries ("Minister") to determine GHG emission thresholds that will inform an entity's carbon budget allocation. Presentations from the South African National Treasury from March 2019 indicate that a higher tax rate of R600 per ton of CO2-eq will be imposed on GHG emissions that exceed the allocated carbon budget.

In her budget policy statement to Parliament on July 11, 2019, the Minister confirmed that the second draft of the Bill is currently being discussed and debated at the National Economic Development and Labour Council.

South African Companies Act

The Company's South African subsidiaries are subject to the South African Companies Act, No. 71 of 2008 ("Companies Act") which came into force on May 1, 2011. The aim of the Companies Act is to modernize company law in South Africa so that it is comparable with leading jurisdictions around the world.

The Companies Act has introduced numerous new legal concepts into South African company law, and there are therefore some areas of uncertainty in the application and implementation of the Companies Act in these early stages of its existence. Various compliance obligations have been brought about for companies and their boards, including a requirement to ensure that a company's constitutional documents are aligned with the Companies Act, and that any shareholders' agreements that are in place are aligned with the company's memorandum of incorporation and the Companies Act. There was essentially a two-year "grace period" for such alignment process to take place, in that, subject to certain exceptions, for two years after the commencement date of the Companies Act (May 1, 2011), a pre-existing company's shareholders' agreement and/or constitutional documents would have prevailed in the case of any inconsistency with the Companies Act. The position currently, after the lapse of the grace period, is that a company's memorandum of incorporation prevails over the shareholders' agreement and the Companies Act in turn prevails over both. Although not peremptory, the Company has registered new memoranda of incorporation for the Company's South African subsidiaries.

The Companies Act also requires that certain categories of companies have in place certain committees, namely audit committees (for all public and state-owned companies) and social and ethics committees (for all listed public companies and state-owned companies as well as other companies that reach a certain "public interest score" in terms of the Companies Regulations, 2011). The "public interest score" takes into account the number of shareholders and employees of the company, as well as the amount of the company's debt and annual turnover.

Failure to comply with the Companies Act can lead to compliance notices being issued by the CIPC, administrative fines and civil liability for damages caused by non-compliance. The Company's South African subsidiaries may also be liable under the Companies Act to "any" other person for any loss or damage suffered by that person as a result of the Company's subsidiary's non-compliance with the Companies Act.

The Companies Act extends shareholders' rights and recourse against companies and directors. Also, directors, prescribed officers and committee members will now face more extensive and stricter grounds for personal liability for their actions in carrying out their functions within the company than was the case under the previous regime. The Companies Act introduces class action suits against companies, directors and company officers by persons whose rights are affected by the company. Companies will thus face a greater risk of litigation and the costs thereof. Minority shareholders' rights in the context of mergers and other fundamental transactions have also been increased substantially, such as the introduction of appraisal rights and the ability to set aside and review special resolutions approving such transactions. This could result in the hindrance of such transactions.

The Companies Act has also introduced fairly extensive regulation of financial assistance given among related and interrelated companies, in that there must be shareholder approval, compliance with solvency and liquidity tests, and fairness and reasonableness in relation to such financial assistance. This for instance affects intra group loan and security arrangements, as well transactions with third parties where guarantees or other security within a group of companies is given. This affects financial assistance given by South African companies and would accordingly affect financial assistance given by South African companies to non-South African related entities.

The Companies Act prohibits companies from creating any further par value shares. If a company wishes to increase its share capital, it will have to convert all of its pre-existing par value shares into shares of no par value. The revenue authorities have issued a ruling with respect to the tax treatment of such conversions to the effect that such conversions shall not be viewed as "disposals". This may become relevant in respect of the Company's South African subsidiaries should their share capital be required to be increased at any stage for whatever reason.

An important innovation of the Companies Act is that of business rescue, which is modelled to some extent on the United States "Chapter 11" bankruptcy procedures. Business rescue is a largely non-judicial, commercial process that aims to rescue a financially distressed company and maximize the likelihood of the company's continued existence on a solvent basis.

Companies in South Africa can be deregistered if they fail to timeously lodge their annual returns. This means that the company ceases to exist as a separate juristic person, and that all of its rights and assets devolve to the state by operation of law. A company's registration can be reinstated by application either to the CIPC or the High Court. Currently, under the Companies Act there is uncertainty in the case-law around the exact legal consequences of such reinstatement and whether the rights and assets automatically re-vest, with retrospective effect, in the company. The Company ensures that at all times the requisite filings and returns of its South African subsidiaries with CIPC are up-to-date and thereby ensures that such subsidiaries are not deregistered.

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

While previously it was in dispute whether municipal planning had the power to regulate mining activities, April 2012 Constitutional Court judgments in the cases of Maccsand (Proprietary) Limited v City of Cape Town and Others and Minister for Mineral Resources v Swartland Municipality and others confirmed that town planning approvals and consents are required for mining activities. A High Court decision has indicated that such consents will likewise be required for prospecting activities. The effect of these judgments is that all mining and prospecting operations need to be conducted on land which is appropriately zoned for mining or prospecting. Mining companies run the risk of being interdicted from continuing with their operations pending a re-zoning if the land on which they are operating is not appropriately zoned. The practical implications of complying with these judgments are numerous. These include that there may be different land uses on one property, particularly where only prospecting is taking place. These implications will need to be considered further by the Company's operations. This is further complicated by the fact that there are several provincial land use planning laws for different provinces.

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

Another aspect which requires consideration is who should apply for such re-zoning. Although landowners would typically be the applicant, the Company's operations are not always conducted on land which the Company owns. Accordingly, the Company may have to obtain a power of attorney from the landowner to procure amendments to land use or zoning schemes in municipalities in which the Company intends to prospect or mine and has obtained rezoning permission where required.

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

Under the Restitution Act a successful claimant may be granted either return of the dispossessed land (referred to as "restoration") or equitable redress (which includes the granting of an appropriate right in alternative state-owned land; or payment of compensation). If restoration is claimed, the Restitution Act requires, inter alia, the feasibility of such restoration to be considered. Under recent case law, restoration of land may only be given in circumstances where a claimant can use the land productively, with the feasibility of restoration being dependent on the costs.

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

The legislation at the center of the initiation or promotion of beneficiation of mineral resources is the MPRDA. Section 26 of the MPRDA regulates the Minister's power to initiate and promote beneficiation of minerals in South Africa. The term 'beneficiation' was not defined by the MPRDA. As the section currently reads, the Minister may prescribe levels of beneficiation of a particular mineral should he establish, on advice from the Minerals and Mining Board and consulting with the Minister of Trade and Industry, that a particular mineral can be beneficiated economically in South Africa. Further, a person who intends to beneficiate any minerals mined in South Africa, outside of the country may only do so with the written consent of and in consultation with the Minister.

Labour Relations Act

The Constitution gives every person the right to fair labour practices. The Labour Relations Act, No. 66 of 1995 ("LRA") is the principal legislation that gives effect to the framework in which employees, employers and industrial relations at an individual and collective level are regulated. As a premise the LRA regulates the manner in which employees, employers, trade unions and employer's organizations interact and engage with one another in the workplace. This includes processes related to collective bargaining, wage determination, determination of terms and conditions of employment, the formulation of industrial policy and employee participation in the decision-making processes.

The LRA framework holistically is geared at the protection of employee and employer rights through various structures. Principally the LRA allows for the creation of trade unions and employer's organizations. The extent of entitlement of the trade union is subject to the size of its membership base. Depending on the number of employees who are members of the trade union, the trade union will be allowed access to the workplace, representation at the workplace, to have meetings at the workplace and to access to information concerned with the employment of the employees. To be entitled to enter into collective agreements with the employer, the trade union must have as its members the majority of the employees at the workplace. The LRA endorses a co-operative approach whereby two or more trade unions can aggregate their membership for the purposes of achieving majority status in a collective bargaining unit or forum.

Collective agreements entered into between the trade union and the employer will bind all employees employed by the employer, regardless of their trade union affiliations, for the whole period of the agreement. The LRA does not provide for a statutory duty to bargain collectively or otherwise, and therefore such conduct is purely a voluntary decision.

At a greater level the LRA allows for the creation of bargaining and statutory councils. Such councils can be established both for more than one registered trade union or employer's organization. Such councils will be established per sector or area. Councils in this regard will, amongst others, be entitled to conclude collective agreements and to engage in the resolution of disputes.

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

If the conduct of the parties, for whatever reason, result in the dismissal of employees the LRA establishes the Commission for Conciliation, Mediation and Arbitration ("CCMA") as a principal forum for the resolution of disputes resulting from the dismissal. The LRA defines unlawful dismissals as being either automatically or not automatically unfair. The type of dismissal will depend on the nature thereof and the prevailing circumstances at the time of dismissal, an example being dismissals arising from operational requirements.

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

Section 6 of the EEA prohibits any employment practice or policy which discriminates, directly or indirectly, against any employee on any 'arbitrary ground' or one or more of the grounds specifically listed in the section -

'race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, colour, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language and birth'.

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

C. Organizational Structure

The Company's material subsidiaries as at August 31, 2019 were comprised of one wholly-owned company, a 49.9% holding in a second company, and a direct and indirect 50.02% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa. The Company also has one non-material British Columbia subsidiary. The following chart represents the Company's corporate organization as at the date of filing of this Annual Report:

Notes:

1. Remaining 42.3% interest owned by Anglo Platinum Marketing Ltd., a subsidiary of Anglo American.

2. Remaining interest owned as to 12.195% by JOGMEC, 9.755% by Hanwa and 15% by Implats.

3. Remaining 50.1% interest owned by Mlibo Gladly Mgudlwa and Luyanda Mgudlwa. Qualified BEE company.

4. 364.64 Ha. Location of PTM RSA field office.

As at the date of filing of this Annual Report, the Company's only material mineral property is the Waterberg Project (the "Waterberg Project"), which is comprised of two adjacent project areas formerly known as the Waterberg Joint Venture Project and the Waterberg Extension Project. The Waterberg Project is held by Waterberg JV Co., in which the Company is the largest owner, with a 50.02% beneficial interest, of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA's 49.9% interest in Mnombo, a Broad-Based Socio-Economic Empowerment ("BEE") company which holds 26.0% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held as to 12.195% by a nominee of JOGMEC, 9.755% by Hanwa and 15.0% by Implats. PTM RSA is the manager of Waterberg JV Co. Waterberg JV Co. and its shares are governed by a shareholders' agreement (the "Waterberg Shareholders Agreement") and its memorandum of incorporation. To cause the board of directors of Waterberg JV Co. to take action, PTM RSA must generally obtain the approval of the board representatives of at least one other shareholder, which may be Mnombo, in which the Company has a 49.9% interest. In addition, certain matters must be approved by a majority, 80% or 90% vote of the Waterberg JV Co. shareholders, depending on the matter, or, in certain cases, by specific shareholders. The Waterberg Shareholders Agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

Implats has been granted a call option exercisable in certain circumstances to purchase and earn into a 50.01% interest in Waterberg JV Co. For more detail about the Implats Transaction see "Item 4.B. - Principal Product - Implats Transaction".

D. Property, Plants and Equipment

Material Mineral Property Interests

Waterberg Project

The Waterberg Project is located 85 km north of the town of Mokopane (formerly Potgietersrus) in the province of Limpopo, South Africa, approximately 330 km NE from Johannesburg. The property covers 99,244.79 hectares and is approximately centred on UTM coordinate (Latitude 23°21′53" S, Longitude 28°48′ 23" E)". Elevation ranges from approximately 880 to 1365 metres above sea level.

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

Prospecting rights are valid for a period of five years, with one renewal of up to three years. There are no annual fees payable to the DMR in order to hold active prospecting rights in good standing. However, the permit holder must comply with applicable regulations and must conduct exploration activities in accordance with the work plan approved at the time the prospecting permits were granted by the DMR. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question. On October 10, 2018 the Company announced that mining right application for the Waterberg Project recently filed by Waterberg JV Co. had been accepted by the DMR for consideration.

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

On October 16, 2017 Implats entered into definitive agreements with the Company, JOGMEC, Mnombo and Waterberg JV Co., whereby Implats purchased shares of Waterberg JV Co. representing a 15.0% interest in the Waterberg Project from PTM RSA (8.6%) and JOGMEC (6.4%) for $30.0 million, giving the Company total direct and indirect ownership of 50.02%.

The Waterberg Project is located on a newly-discovered extension of the Northern Limb of the Bushveld Complex. Anglo American Platinum Limited's ("Amplats") Mogalakwena mine is a Platreef asset also located on the Northern Limb. A substantial portion of the Waterberg Project prospecting area remains unexplored.

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

The Waterberg Project is managed and explored according to a joint technical committee and is currently planned for development according to the objective of achieving a "best outcome" scenario for shareholders and stakeholders.

Technical Report - September 2019 Waterberg Report

Technical information in this Annual Report regarding the Waterberg Project is derived from the September 2019 Waterberg Report. In addition to the September 2019 Waterberg Report, a SAMREC 2016 compliant technical report has been prepared and signed-off by the Independent Qualified Persons. The Independent Persons for the September 2019 Waterberg Report and the companion SAMREC technical report are Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd.; Gordon Ian Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.; and Michael Murphy, P. Eng. of Stantec Consulting Ltd.

The September 2019 Waterberg Report supersedes the Company's prior technical report, the October 2018 Waterberg Report, as well as the earlier 2016 pre-feasibility study, with respect to the Waterberg Project. Prior technical reports and studies relating to the Waterberg Project should no longer be relied upon.

The September 2019 Waterberg Report has been evaluated and prepared in accordance with NI 43-101 to comply with the requirements for a definitive feasibility study. The September 2019 Waterberg Report complies with disclosure and reporting requirements set forth in the TSX Manual, NI 43-101 Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101. The September 2019 Waterberg Report includes measured, indicated and inferred mineral resources. Only measured and indicated resources have been incorporated into the DFS mine plan and financial model. The reader is cautioned that all estimates of mineral resources have been prepared in accordance with NI 43-101 and the Company has not disclosed or determined any mineral reserves under SEC Industry Guide 7 standards.

The following summary is qualified in its entirety with reference to the full text of the September 2019 Waterberg Report, which is incorporated by reference herein. The use of "US$" in the September 2019 Waterberg Report denotes USD.

Waterberg Project Summary

(Excerpted from the September 2019 Waterberg Report)

1 Summary

1.1 Introduction

This report was compiled for Waterberg Joint Venture (JV) Resources (Pty) Ltd. (Waterberg JV Resources), a company owned by Platinum Group Metals Ltd. (PTM), Impala Platinum (Implats), Japan Oil, Gas and Metals National Corporation (JOGMEC), Hanwa Co. Ltd. (Hanwa) and Mnombo Wethu Consultants (Pty) Ltd. (Mnombo). PTM is listed on the Toronto stock exchange under the symbol "PTM" and on the New York Stock Exchange under the symbol "PLG.A."

The purpose of this report is to provide an update to the Mineral Resource estimate, update to the Mineral Reserve, and publish the results of a definitive feasibility study (DFS) for the Waterberg Project. The Waterberg Project is the development of a platinum group metals (PGM) mine and Concentrator Plant in the Province of Limpopo, South Africa.

This report was prepared in accordance with disclosure and reporting requirements set forth in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

The estimated Mineral Resources for the Waterberg Project at a 2.5 grams per tonne (g/t) platinum (Pt), palladium (Pd), rhodium (Rh), and gold (Au) (4E) cutoff grade include a combined 242.4 million tonnes at an average grade of 3.38 g/t 4E, 0.10% copper (Cu) and 0.18% nickel (Ni) in the measured and indicated (M&I) categories, and an additional 66.7 million tonnes at an average grade of 3.27 g/t 4E, 0.11% Cu, and 0.15% Ni in the inferred category.

The estimated Mineral Reserve for the Waterberg Project at a 2.5 g/t 4E cutoff grade includes a combined 187.5 million tonnes at an average grade of 3.24 g/t 4E, 0.09% Cu, and 0.18% Ni in the proven and probable categories. The estimated Mineral Reserves contains a total of 19.5 million ounces of Pd, Pt, Rh, and Au.

The key outcome of the DFS is the development of one of the largest and lowest cash cost underground PGM mines globally. The shallow, decline-accessed mine will be fully mechanized and produce approximately 4.8 million tonnes of ore and 420,000 combined ounces of Pd, Pt, Rh, and Au in concentrate per year at steady state. The mine will produce for approximately 45 years. Additional outcomes include:

• Estimated project capital of approximately R13.1 billion [United States dollar (US$)874 million] plus R3.5 billion in capitalized operating costs to achieve 70% of steady-state production.

• Peak funding of R9.26 billion (US$617 million).

• Payback period of approximately 11.4 years at 3-year average prices and 8.4 years at spot prices.

• After tax net present value (NPV) of R5.62 billion (US$333 million) at an 8% discount rate [three year average price US$931 per oz Pt, US$1 055 per oz Pd, US$1 930 per oz Rh, US$1 318 per oz Au, US$2.87 per pound Cu and US$5.56 per pound Ni, US$/South African Rand (ZAR) 15.95].

• After tax NPV of R14.7 billion (US$982 million) at an 8% discount rate (spot prices 04 September 2019 - US$980 per oz Pt, US$1 546 per oz Pd, US$5 036 per oz Rh, US$1 548 per oz Au, US$2.56 per pound Cu and US$8.10 per pound Ni, US$/ZAR 15.00).

• After tax internal rate of return (IRR) of 13.3% (three year trailing average price).

• After tax IRR of 20.7% (Spot Prices 04 September 2019).

1.2 Property Description and Location

1.2.1 Property and Title

The Waterberg Project is located 85 kilometres (km) north of the town of Mokopane in the province of Limpopo, South Africa, approximately 330 km NNE from Johannesburg. The total project area, active prospecting rights (PRs), and mining right application area covers a total area of 99 244 hectare (ha). Elevation ranges from approximately 880 to 1 365 metres (m) above sea level.

1.2.2 Holdings Structure

Platinum Group Metals (RSA) (Pty) Ltd (PTM RSA) is the operator of the Waterberg Project, with JV partners being Japanese Oil, Gas and Metals National Corporation (JOGMEC), Hanwa Co. (Hanwa), Impala Platinum Holdings Ltd (Implats) and Mnombo Wethu Consultants (Pty) Ltd. (Mnombo). Figure 1-1 shows the holdings of the Waterberg Project.

Figure 1-1:  Waterberg Project Holdings

1.3 Geological Setting and Mineralisation

The Bushveld and Molopo Complexes in the Kaapvaal Craton are two of the most well-known mafic / ultramafic layered intrusions in the world. The Bushveld Complex was intruded about 2 060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites. It is estimated to exceed 66 000 square kilometres (km2) in extent, of which about 55% is covered by younger formations. The Bushveld Complex hosts several layers rich in PGM, chromium (Cr) and vanadium (V), and constitutes the world's largest known Mineral Resources of these metals.

Waterberg is situated off the northern end of the previously known Northern Limb of the Bushveld Complex, where the mafic rocks have a different sequence to those of the Eastern and Western Limbs of the Bushveld Complex.

PGM mineralisation within the Bushveld package underlying Waterberg is hosted in two main layers: T Zone and F Zone.

The T Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone. Although the T Zone consists of numerous mineralised layers, three potential economical layers were identified, TZ, T1, and T0 - Layers. They are composed mainly of anorthosite, pegmatoidal gabbros, pyroxenite, troctolite, harzburgite, gabbronorite, and norite.

The F Zone is hosted in a cyclic unit of olivine rich lithologies towards the base of the Main Zone towards the bottom of the Bushveld Complex. This zone consists of alternating units of harzburgite, troctolite, and pyroxenites. The F Zone was divided into the FH (harzburgite) and FP (pyroxenite) layers. The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite.

1.4 Deposit Types

The mineralised layers of the Waterberg Project meet some the criteria for Platreef-type deposits, where the mineralisation is hosted by sulphides that are magmatic in origin. The mineralised layers can be relatively thick, often greater than 10 m.

The other criteria relating to the Platreef have yet to be demonstrated. Consequently, this mineralisation is deemed to be similar, i.e. Platreef-like, but its stratigraphic position, geochemical and lithological profiles suggest a type of mineralisation not previously recognised in the Bushveld Complex.

1.5 Exploration Data / Information

The Waterberg Project is an advanced project that has undergone preliminary economic evaluations, a prefeasibility study (PFS) and resulted in this DFS. Drilling to date has given the confidence to classify Mineral Resources as inferred, indicated, and measured.

1.6 Drilling

The data from which the structure of the mineralised horizons were modelled and grade values estimated were derived from a total of 362 293 m of diamond drilling. This report updates the Mineral Resource Estimate using this dataset. The drill hole dataset consists of 441 drill holes and 583 deflections at the date of drill data cutoff (01 December 2018).

The management of the drilling programmes, logging, and sampling were undertaken from multiple facilities: one at the town of Marken in Limpopo Province, South Africa, and the other on the farm Goedetrouw 366LR within the PR area, or at an exploration camp on the adjacent farm Harriet's Wish.

1.7 Sample Preparation, Analyses, and Security

The sampling methodology concurs with Waterberg JV Resources' protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit with enough shoulder sampling to ensure the entire economic zones are assayed.

Waterberg JV Resources instituted a complete quality assurance / quality control (QA/QC) programme, including the insertion of blanks and certified reference materials as well as referee analyses. The programme is being followed and is to industry standard. The data is as a result, considered reliable in the opinion of the qualified person (QP).

1.8 Data Verification

Printed logs for 90% of the holes were checked with the drilled core. The depths of mineralisation, sample numbers and widths, and lithologies were confirmed. The full process from core logging to data capturing into the database were reviewed at the two exploration sites. Collar positions of a few random selected drill holes were checked in the field and found to be correct. The average specific gravity (SG) values were generated for each individual lithological type and missing SG values were inserted according to the lithological unit. Assay certificates were checked on a test basis. The data was reviewed for statistical anomalies.

The individuals in Waterberg JV Resources' senior management and certain directors of the company, who completed the tests and designed the processes, are non-independent mining or geological experts. The QP's opinion is that the data is adequate for use in Mineral Resource Estimation.

1.9 Mineral Processing and Metallurgical Testing

Metallurgical testing of the F Zone and T Zone on selected drill core samples was completed at accredited metallurgical laboratories in South Africa with all analyses being performed with appropriate QA/QC oversight. The economic minerals will be recovered by flotation techniques into a flotation concentrate suitable as feed stock to a smelter and followed by further downstream processing at a precious metals refinery, typical of the PGM industry.

The PFS programme selected the most appropriate metallurgical process for the optimized recovery of the 4E elements and the associate base metals and this was confirmed during the DFS variability and production blend evaluations.

The ore is hard and is not amenable to semi-autogenous milling; therefore, a three-stage crushing followed by two-stage ball milling circuit was selected for comminution.

The testwork programme was used to develop a grade-recovery relationship targeting 80 g/t 4E in the flotation concentrate as feed to a smelter. The concentrate is expected to contain 2.5% Cu and 2.7% Ni in addition to the contained 4E elements (Pt, Pd, Rh, and Au). The grade recovery relationship was developed for each of the six economic metals with 4Es at 81%, Cu at 82%, and Ni at 48% for the first 13 years of production with the corresponding life of mine recoveries being 79%, 83%, and 48%, respectively.

1.10 Mineral Resource Estimates

This report documents the Mineral Resource Estimate - effective date: 04 September 2019. Infill drilling over portions of the Waterberg Project area and new estimation methodology made it possible to estimate a new Mineral Resource Estimate and upgrade portions of the Mineral Resource to the measured category. All the JV partners were involved in the development of the latest Mineral Resource Model, appropriate cutoff grades, economic parameters, and Mineral Resource Model criteria. It was determined in relation to basic working costs and in consideration of the overall resource envelope for the deposit, that at a 2.0 grams per tonne (g/t) cutoff grade, the deposit has a reasonable prospect of economic extraction. The Mineral Resource Statement is summarised in Table 1-1. For purposes of the DFS, sensitivity analysis and comparison to the 2016 PFS, which utilised a 2.5 g/t Pt, Pd, Rh, Au for the (4E) cutoff grade, a Mineral Resource Estimate at a 2.5 g/t cutoff grade is the preferred scenario as shown in Table 1-2.

Table 1-1:  Summary of Mineral Resource Estimate Effective 04 September 2019 on a 100% Project Basis at 2.0 g/t Cutoff

Total T Zone at 2.0 g/t (4E) Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Million ounces (Moz)
Measured	2.0	4 892 193	1.12	2.01	0.04	0.85	4.02	0.16	0.08	19 667	0.632
Indicated	2.0	21 479 925	1.23	2.09	0.03	0.78	4.13	0.19	0.09	88 712	2.852
M+I	2.0	26 372 118	1.21	2.08	0.03	0.79	4.11	0.18	0.09	108 379	3.484
Inferred	2.0	25 029 695	1.17	1.84	0.03	0.60	3.64	0.14	0.07	91 108	2.929

Mineral Resource Category	Prill Split
	Pt	Pd	Rh		Au
	%	%	%		%
Measured	27.9	50.0	1.0		21.1
Indicated	29.8	50.6	0.7		18.9
M+I	29.5	50.6	0.7		19.2
Inferred	32.1	50.5	0.8		16.6
F Zone at 2.0 g/t (4E) Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.0	75 332 513	0.82	2.00	0.05	0.14	3.01	0.08	0.19	226 833	7.293
Indicated	2.0	273 272 480	0.80	1.85	0.04	0.14	2.83	0.07	0.18	772 103	24.824
M+I	2.0	348 604 993	0.80	1.88	0.04	0.14	2.87	0.08	0.18	998 936	32.117
Inferred	2.0	121 535 227	0.70	1.62	0.04	0.13	2.50	0.07	0.16	303 722	9.765
Mineral Resource Category	Prill Split
	Pt	Pd	Rh		Au
	%	%	%		%
Measured	27.2	66.4	1.7		4.7
Indicated	28.3	65.4	1.4		4.9
M+I	28.0	65.7	1.4		4.9
Inferred	28.1	65.1	1.6		5.2
Waterberg Aggregate Total 2.0 g/t Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.0	80 224 706	0.84	2.00	0.05	0.18	3.07	0.08	0.18	246 500	7.925
Indicated	2.0	294 752 405	0.83	1.87	0.04	0.19	2.92	0.08	0.17	860 815	27.676
M+I	2.0	374 977 111	0.83	1.90	0.04	0.19	2.96	0.08	0.18	1 107 315	35.601
Inferred	2.0	146 564 922	0.78	1.66	0.04	0.21	2.69	0.08	0.15	394 830	12.694
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	27.3	65.1	1.6	6.0
Indicated	28.4	63.9	1.3	6.4
M+I	28.1	64.3	1.3	6.3
Inferred	29.0	61.7	1.5	7.8

Notes:

  4E = Platinum Group Elements (PGE) (Pt + Pd + Rh) and Au.
  The cutoffs for Mineral Resources were established by a QP after a review of potential operating costs and other factors.
  The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project entity.
  Conversion factor used - kg to oz = 32.15076.
  Numbers may not add due to rounding.
  A 5% and 7% geological loss were applied to the measured / indicated and inferred Mineral Resource categories, respectively.

Table 1-2:  Summary of Mineral Resource Estimate effective 04 September 2019 on a 100% Project Basis at 2.5 g/t (4E) Cutoff

T Zone at 2.5 g/t (4E) Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade	Metal
4E	Pt	Pd	Rh	Au	4E	Cu	Ni	4E
g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	4 443 483	1.17	2.12	0.05	0.87	4.20	0.15	0.08	18 663	0.600
Indicated	2.5	17 026 142	1.37	2.34	0.03	0.88	4.61	0.20	0.09	78 491	2.524
M+I	2.5	21 469 625	1.34	2.29	0.03	0.88	4.53	0.19	0.09	97 154	3.124
Inferred	2.5	21 829 698	1.15	1.92	0.03	0.76	3.86	0.20	0.10	84 263	2.709
Mineral Resource Category	Prill Split
Pt	Pd	Rh	Au
%	%	%	%
Measured	27.8	50.4	1.2	20.6
Indicated	29.7	50.7	0.6	19.0
M+I	29.5	50.4	0.7	19.4
Inferred	29.8	49.7	0.8	19.7
F Zone at 2.5 g/t (4E) Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade	Metal
4E	Pt	Pd	Rh	Au	4E	Cu	Ni	4E
g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	54 072 600	0.95	2.20	0.05	0.16	3.36	0.09	0.20	181 704	5.842
Indicated	2.5	166 895 635	0.95	2.09	0.05	0.15	3.24	0.09	0.19	540 691	17.384
M+I	2.5	220 968 235	0.95	2.12	0.05	0.15	3.27	0.09	0.19	722 395	23.226
Inferred	2.5	44 836 851	0.87	1.92	0.05	0.14	2.98	0.06	0.17	133 705	4.299
Mineral Resource Category	Prill Split
Pt	Pd	Rh	Au
%	%	%	%
Measured	28.3	65.4	1.5	4.8
Indicated	29.3	64.4	1.6	4.7
M+I	29.1	64.8	1.5	4.6
Inferred	29.2	64.4	1.7	4.7

Waterberg Aggregate Total 2.5 g/t Cutoff
Mineral Resource Category	Cutoff	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	58 516 083	0.97	2.19	0.05	0.21	3.42	0.09	0.19	200 367	6.442
Indicated	2.5	183 921 777	0.99	2.11	0.05	0.22	3.37	0.10	0.18	619 182	19.908
M+I	2.5	242 437 860	0.98	2.13	0.05	0.22	3.38	0.10	0.18	819 549	26.350
Inferred	2.5	66 666 549	0.96	1.92	0.04	0.34	3.27	0.11	0.15	217 968	7.008
Mineral Resource Category	Prill Split
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.2	64.0	1.5	6.3
Indicated	29.4	62.6	1.5	6.5
M+I	29.1	63.0	1.5	6.4
Inferred	29.5	58.9	1.2	10.4

Notes:

  4E = PGE (Pt + Pd + Rh) and Au.
  The cutoffs for Mineral Resources were established by a QP after a review of potential operating costs and other factors.
  The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project entity.
  Conversion factor used - kg to oz = 32.15076.
  Numbers may not add due to rounding.
  A 5% and 7% geological loss were applied to the measured/indicated and inferred Mineral Resource categories, respectively.

Following are the parameters for the Mineral Resources.

• Mineral Resources are classified in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC) 2016 standards. Certain differences exist with the "Canadian Institute of Mining (CIM) Standards on Mineral Resources and Mineral Reserves;" however, in this case the company and QP believe the differences are not material and the standards may be considered the same. Inferred Mineral Resources have a high degree of uncertainty.

• Mineral Resources are provided on a 100% project basis. Inferred and indicated categories are separate. The estimates have an effective date of 04 September 2019.

• A cutoff grade of 2.0 g/t and 2.5 g/t 4E is applied to the selected Base Case Mineral Resources.

• Cutoff grade for the T Zone and the F Zone considered costs, smelter discounts, concentrator recoveries from the previous and ongoing engineering work completed on the property by the company, and its independent engineers. Spot and three-year trailing average prices and exchange rates are considered for the cutoff considerations. The upper and lower bound metal prices used in the determination of cutoff grade for resources estimated are as follows: US$983/oz-US$953/oz Pt, US$993/oz-US$750/oz Pd, US$1 325/oz-US$1 231/oz Au, US$1 923US/oz-US$972/oz Rh, US$6.08/lb-US$4.77/lb Ni, US$3.08/lb-US$2.54/lb Cu, and US$/ZAR15-US$/ZAR12. These metal prices are based on the estimated 3-year trailing average prices and the spot prices at the time of commencement of the Mineral Resource Estimate modelling. The lower cutoff was tested against the higher metal price in the range and the higher cutoff was tested against the lower price in the range.

The objective of the cutoff grade estimation was to establish a minimum grade for working break even. Following the PFS, the following factors were used for the calculation of cutoff at 2.0 g/t 4E at higher potential prices and 2.5 g/t 4E at more conservative lower prices listed above.

• Working cost mining of US$25.00, R379 per tonne, life-of-mine (LOM) average total operating costs (OpEx) US$38 574 Rand average LOM.

• 80 g/t concentrate, 82% recoveries of the PGMs, 88% of the Cu and 49% of the Ni.

• 85% payability of the PGMs from a third-party smelter, 73% for Cu and 68% for Ni.

These costs recoveries and pay abilities were updated in the DFS for the consideration of Mineral Reserves.

• Charles Muller of CJM Consulting (South Africa) Pty Limited (CJM) completed the Mineral Resource Estimate.

• Mineral Resources were estimated using ordinary kriging (OK) and simple kriging (SK) methods in Datamine Studio3 from 441 mother holes and 583 deflections in mineralisation. A process of geological modelling and creation of grade shells using indicating kriging (IK) was completed in the estimation process.

• The estimation of Mineral Resources considered environmental, permitting, legal, title, taxation, socioeconomic, marketing, and political factors. The Mineral Resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues, or many other factors detailed in the company's annual information form.

• Estimated grades and quantities for byproducts are included in recoverable metals and estimates in the DFS. Cu and Ni are the value byproducts recoverable by flotation and for M&I Mineral Resources are estimated at 0.18% Cu and 0.09% Ni in the T Zone and 0.08% Cu and 0.18% Ni in the F Zone.

The data that formed the basis of the estimate are the drill holes drilled by Waterberg JV Resources, which consist of geological logs, the drill hole collars, the downhole surveys, and the assay data, all of which were validated by the QP. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

1.11 Mineral Reserve Estimates

The effective date for the Mineral Reserve estimate contained in this report is 04 September 2019.

The Waterberg Project Mineral Reserve Estimate was based on the M&I Mineral Resource material contained in the T Zone and Super F Zone (F Zone) resource block models. The F Zone is comprised of the five sub-zones listed below.

• Super F-South Zone (F-South)

• Super F-Central Zone (F-Central)

• Super F-North Zone (F-North)

• Super F-Boundary North Zone (F-Boundary North)

• Super F-Boundary South Zone (F-Boundary South)

A 2.5 g/t 4E stope cutoff grade was used for mine planning for both the T Zone and F Zone.

The mine design is based on using the sublevel longhole stoping mining method with paste backfill. Sublevel intervals and stope dimensions were established from evaluating mineral resource geometry and continuity, geomechanical study design parameters, and optimizing production rate and resource extraction. Individual stope mining shapes were created using mineable shape optimizer (MSO) software. Stope sill development designs were prepared for all stopes and the Mineral Resources contained in development has been separated from the stopes. The in situ Mineral Resource contained in the stope shapes and development designs were extracted from the resource models and include all planned dilution. Modifying factors applied to the in situ Mineral Resource include geological losses, external overbreak dilution, and mining losses.

The reference point for the estimated Mineral Reserves is delivery of run-of-mine (ROM) ore to the processing plant.

The estimated proven, probable, and total Waterberg Project Mineral Reserves at 2.5 g/t 4E cutoff effective as of 04 September 2019 are summarized in Table 1-3, Table 1-4, and Table 1-5.

Table 1-3:  Proven Mineral Reserve Estimate at 2.5 g/t 4E Cutoff effective 04 September 2019

Zone	Tonnes	Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T Zone	3 963 694	1.02	1.84	0.04	0.73	3.63	0.13	0.07	14 404	0.463
F-Central	17 411 606	0.94	2.18	0.05	0.14	3.31	0.07	0.18	57 738	1.856
F-South	0	0	0	0	0	0	0	0	0	0.000
F-North	16 637 670	0.85	2.03	0.05	0.16	3.09	0.10	0.20	51 378	1.652
F-Boundary North	4 975 853	0.97	2.00	0.05	0.16	3.18	0.10	0.22	15 847	0.509
F-Boundary South	5 294 116	1.04	2.32	0.05	0.18	3.59	0.08	0.19	19 020	0.611
F Zone Total	44 319 244	0.92	2.12	0.05	0.16	3.25	0.09	0.20	143 982	4.629
Waterberg Total	48 282 938	0.93	2.10	0.05	0.20	3.28	0.09	0.19	158 387	5.092

Table 1-4:  Probable Mineral Reserve Estimate at 2.5 g/t 4E Cutoff effective 04 September 2019

Zone	Tonnes	Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T Zone	12 936 870	1.23	2.10	0.02	0.82	4.17	0.19	0.09	53 987	1.736
F-Central	52 719 731	0.86	1.97	0.05	0.14	3.02	0.07	0.18	158 611	5.099
F-South	15 653 961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51 411	1.653
F-North	36 984 230	0.90	2.12	0.05	0.16	3.23	0.09	0.20	119 450	3.840
F-Boundary North	13 312 581	0.98	1.91	0.05	0.17	3.11	0.10	0.23	41 369	1.330
F-Boundary South	7 616 744	0.92	1.89	0.04	0.13	2.98	0.06	0.18	22 737	0.731
F Zone Total	126 287 248	0.91	2.01	0.05	0.15	3.12	0.08	0.18	393 578	12.654
Waterberg Total	139 224 118	0.94	2.02	0.05	0.21	3.22	0.09	0.18	447 564	14.390

Table 1-5:  Total Estimated Proven and Probable Mineral Reserve at 2.5 g/t Cutoff effective as of 04 September 2019

Zone	Tonnes	Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(kg)	(Moz)
T Zone	16 900 564	1.18	2.04	0.03	0.80	4.05	0.18	0.09	68 391	2.199
F-Central	70 131 337	0.88	2.02	0.05	0.14	3.09	0.07	0.18	216 349	6.956
F-South	15 653 961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51 411	1.653
F-North	53 621 900	0.88	2.09	0.05	0.16	3.18	0.10	0.20	170 828	5.492
F-Boundary North	18 288 434	0.98	1.93	0.05	0.17	3.13	0.10	0.23	57 216	1.840
F-Boundary South	12 910 859	0.97	2.06	0.05	0.15	3.23	0.07	0.19	41 756	1.342
F Zone Total	170 606 492	0.91	2.04	0.05	0.15	3.15	0.08	0.19	537 560	17.283
Waterberg Total	187 507 056	0.94	2.04	0.05	0.21	3.24	0.09	0.18	605 951	19.482

Notes:

  A stope cutoff grade of 2.5 g/t 4E was used for mine planning for the mineral reserves estimate

  Tonnage and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses

  Metal prices assumed for cutoff grade estimates were: Pt = $US 960/oz, Pd = $US 993/oz, Rh = $US 1 923/oz, Au = $US 1 325/oz, Cu = $US 6 795/tonne, Ni = $US 13 395/tonne and ZAR:$US 12.04

  4E = PGE (Pt + Pd + Rh) and Au.

  Numbers may not add due to rounding.

1.12 Mining Methods

The Waterberg Project will be a 400 000 tonnes per month (tpm) [400 kilo tonnes per month (ktpm)] mechanized underground mining operation accessed via declines. The mine design is based on using the Sublevel Longhole Stoping mining method (Longhole) and backfilling the mined voids with paste backfill.

The Waterberg Project was divided into the following three mining complexes.

• The South Complex that includes T Zone and F-South

• The Central Complex that includes F-Central

• The North Complex that includes F-North, F-Boundary North, and F-Boundary South

A plan view with the production areas projected to surface is shown in Figure 1-2 and a longitudinal view of the zones, looking approximately northwest (looking from the footwall), is shown in Figure 1-3.

Figure 1-2:  Surface Plan View Showing Mineral Resource Extents

Source:  Background - Google Maps

Figure 1-3:  Longitudinal View of Waterberg Complexes (Looking Northwest)

There will be a box cut and portal at each complex, each with twin declines (service decline and conveyor decline) developed to access and service the complex for the LOM.

1.12.1 Geomechanical

Geomechanics core logging and laboratory test data from the PFS and additional data collected as part of this DFS were combined in a database and used to develop a geomechanical model and for use in rock mass classifications systems to develop rock mechanics parameters for the mine design. The analysis utilised several common empirical models and was validated with numerical modelling in several instances.

Support requirements for development headings were developed and are in line with both empirical calculation methods and common support types. Generally, primary ground support will consist of patterned rock bolts and screen, with application of shotcrete in areas deeper in the mine.

A numerical modelling exercise was undertaken to evaluate the evolution of rock mass damage and paste backfill performance as mining progresses. The principal findings of the modelling exercise are listed below.

• No requirement exists for substantial designed regional ore pillars.

• No major rock mass damage (stopes and rock pillars) was developed above around 300 m below surface. Moderate to major rock mass damage developed in stope abutments and secondary stope cores towards end of the sequence, especially below 1 000 m.

• Paste backfill dilution in wider parts of the ore body is expected, principally affecting secondary transverse stopes. In general, paste backfill dilution is anticipated to increase with depth and towards completion of the mining level and has been reflected in the dilution estimates

Backfill stability was assessed primarily using empirical-analytical methods with developed backfill strength requirements validated by benchmarking and limited three-dimensional (3D) finite element modelling.

1.12.2 Mine Development

All decline and lateral excavations will be developed using drill and blast methods and mechanized diesel-powered mobile equipment. A summary of the development totals by complex is included in Table 1-6 and the development profile is shown in Figure 1-4.

Table 1-6:  Development Quantities by Complex

Item	Central Complex (m)	South Complex (m)	North Complex (m)	Waterberg Total (m)
Decline	22 316	37 197	33 398	92 911
Lateral Sublevel and Infrastructure	160 963	112 766	225 750	499 479
Total	183 279	149 963	259 148	592 390

Figure 1-4:  Lateral Development Profile

1.12.3 Production

Mining blocks will be established at 100 m vertical intervals and will consist of two sublevels spaced at 40 m (40 m stope height) and one sublevel spaced at 20 m (20 m uppers stope that will be mined beneath the backfilled stopes in the block above). Individual stopes will be 20 m along strike and a combination of transverse and longitudinal approaches will be used to accommodate the varying ore body thickness. Within each mining block, stopes have been sequenced and there will be multiple stopes in the active stope cycle. To achieve the production profile, there will be multiple mining blocks in production simultaneously.

The production plan focuses on optimizing the ramp-up period and maximizing productivity. Each complex was scheduled independently as a stand-alone operation. The breakdown of tonnes and grade recovered by mining approach and zone is summarised in Table 1-7.

Initial production will come from the simultaneous operation of the Central and South Complexes, with the North Complex phased in once production in the Central and South Complexes begins to ramp down. There will be approximately five years of ramp up from the start of the decline development in 2021 to achieve sustainable 70% of steady-state production in January 2026. Steady-state production of 400 ktpm will be achieved in Q1 2027 with 300 ktpm from the Central Complex and 100 ktpm from the South Complex. Later in the mine life, the North Complex will ramp up to maintain 400 ktpm production. The ramp-up and steady-state production tonnage profiles are shown in Figure 1-5 and Figure 1-6.

Table 1-7:  Life-of-Mine Production Summary

	T Zone	F-Central	F-South	F-North	F-Boundary North	F-Boundary South
Ore Tonnes - Stope Total	15 610 201	65 326 918	14 482 019	50 274 701	16 888 572	11 922 776
Ore Tonnes - Transverse	1 689 200	46 538 873	2 302 529	38 755 421	7 318 698	508 303
Ore Tonnes - Longitudinal	13 921 001	18 788 045	12 179 491	11 519 279	9 569 874	11 414 473
Ore Tonnes - Development	1 290 363	4 804 419	1 171 942	3 347 199	1 399 862	988 084
Ore Tonnes - Total	16 900 564	70 131 337	15 653 961	53 621 900	18 288 434	12 910 859
Grade 4E (g/t)	4.05	3.09	3.29	3.18	3.13	3.23
Grade Pt (g/t)	1.18	0.88	1.06	0.88	0.98	0.97
Grade Pd (g/t)	2.04	2.02	2.03	2.09	1.93	2.06
Grade Rh (g/t)	0.03	0.05	0.05	0.05	0.05	0.05
Grade Au (g/t)	0.80	0.14	0.15	0.16	0.17	0.15
Grade Cu (%)	0.18	0.07	0.04	0.10	0.10	0.07
Grade Ni (%)	0.09	0.18	0.13	0.20	0.23	0.19

Notes:

  4E = PGE (Pt + Pd + Rh) and Au.

  Totals may not add due to rounding.

Figure 1-5:  Production Tonnage by Month during Ramp-up

Figure 1-6:  Annual Production Tonnage Profile

1.12.4 Ventilation and Mine Air Refrigeration

The underground mobile equipment will be diesel powered. The required ventilation flow will be 1 124 cubic metres per second (m3/s), 688 m3/s, and 1 229 m3/s for the Central, South, and North Complexes, respectively.

Ventilation to each complex will be provided by surface fresh air and return air ventilation raises and the portals / declines. The ventilation systems will be a "pull" system with large surface fans located at the exhaust raises. Ventilation in the conveyor declines will have fresh air pulled from the portals and exhausted without being used to ventilate other mine workings.

The underground heat loads will be countered by a combination of refrigerated air and uncooled air. The cooling requirement will be 20 megawatts refrigeration (MWR), 10 MWR, and 20 MWR for the Central, South, and North Complexes, respectively. Mine air cooling will not be required until mining depths reach 700 m below surface in 2030.

1.13 Recovery Methods

The process design for the Waterberg Concentrator Plant was developed based on the extensive metallurgical test work results and previous studies. The testwork programme developed during the PFS and the DFS identified that the mill-float-mill-float (MF2) configuration following three stage crushing is the most appropriate recovery technique for the PGE and the base metals for the F Zone and the T Zone ores. The plant design makes provision for the controlled blending of the two ore types in the crushing circuit. The blending of the ores does not require a conceptual change to the MF2 flowsheet, but the controlled blending is considered advantageous in providing a consistent feed composition to the process. Further optimisation of the reagent addition during operation to achieve the optimal concentrate grade and recovery can be completed.

The flotation concentrator will produce a concentrate containing 80 g/t 4E with a mass pull of approximately 3.1%. The concentrator was designed to process 4.8 Mtpa (400 ktpm) of ROM and will produce 155 kilo tonnes per annum (ktpa) of concentrate to be shipped by road to a smelter. The concentrate will contain 12% moisture while the tailings will be directed to either the backfill plant for placing as cemented fill underground or to the surface tailings storage facility (TSF).

The plant production rate is aligned with mine production and plant production will commence in January 2024 with ramp-up continuing until steady state is reached December 2026 as indicated in Figure 1-7.

Figure 1-7:  Annual Mill Feed Profile Summary

The concentrate production and contained 4E elements approaching 425 000 ounces per annum is indicated in Figure 1-8 along with anticipated the base metal content in tonnes per annum (tpa).

Figure 1-8:  Annual Metal Production Summary

1.14 Project Infrastructure

The Waterberg Project is located in a rural area with limited existing infrastructure apart from gravel roads, drill hole water, and 22 kilovolts (kV) rural power distribution with limited capacity. Upgrading is planned for all existing infrastructure, including the upgrading of 34km of the gravel roads to the N11 national road.

In addition to three mining complexes and one processing facility, the Waterberg Project infrastructure required for a successful operation will include the construction of a new 132 kV electrical supply from the ESKOM Burotho 400/132 kV main transmission station 74 km south of the site. The development and equipping of a local well field spread over 20 km to provide water.

At the site, a lined TSF, ore stockpile and waste rock storage facilities, backfill preparation and distribution system, and the necessary surface infrastructure to support mining and processing operations will be constructed.

The project will require 90 mega volt amps (MVA) of electrical power and 6.2 ML/day of industrial water.

1.15 Market Studies and Contracts

One of the JV partners of the Waterberg Project is Implats; therefore, no formal marketing study was commissioned for the DFS.

Metal price movements for the economic metals associated with the project (Pt, Pd, Rh, Au, Ni, and Cu) were reviewed for the preceding three years and show that there was a significant change in the market for the major contributors to income generation. The metal prices for the period to 04 September 2019 normalised to 01 July 2019 are detailed in Table 1-8.

Table 1-8:  Pricing for all Economic Metals

Period	Pd	Pt	Au	Ni	Cu	Rh
	US$/oz	US$/oz	US$/oz	US$/tonne	US$/tonne	US$/oz
Three-year Trailing	$ 1 055	$ 931	$ 1 318	$ 12 248	$ 6 333	$ 1 930
Two-year Trailing	$ 1 174	$ 891	$ 1 322	$ 13 034	$ 6 530	$ 2 427
One-year Trailing	$ 1 338	$ 841	$ 1 318	$ 12 666	$ 6 146	$ 2 942
04 September 2019 Spot	$ 1 546	$ 980	$ 1 548	$ 17 855	$ 5 646	$ 5 036

Source - 'Johnson Matthey Metal Prices' BMO

Considering these metal prices and the production profile for the Waterberg Project, contributors to income are summarized in Table 1-9. The first 13 years of the production profile is treating about 25% from the T Zone with a different prill spilt to the F Zone ore.

Table 1-9:  Economic PGEs and Base Metals for first 13 Years and Life of Mine

Metal	Approximate Percent of Revenue (3-year trailing price to September2019)		Approximate Percent of Revenue (04 September 2019 Spot Price)
	First 13 years	LOM	First 13 years	LOM
Pd	54.3%	55.8%	59.4%	60.6%
Pt	23.2%	22.1%	18.2%	17.2%
Au	8.3%	6.1%	7.3%	5.3%
Ni	8.7%	10.5%	9.5%	11.3%
Cu	4.1%	4.0%	2.7%	2.6%
Rh	1.5%	1.5%	2.9%	3.0%

No off-take agreement was negotiated for the concentrate but Implats has right of first refusal to develop the Waterberg Project and further treat the concentrate produced. It is anticipated that the payability for the contained metal in concentrate will be 85% for all 4E elements, 73% for Cu, and 68% for Ni. These net-smelter-return factors are fully inclusive of all smelting and refining costs, apart from delivery to the smelter.

It is anticipated that the metal pipeline between delivery of concentrate and payment will be 12 weeks. The Project finances are based on prefunding of the concentrate with an 85% value payment received in Month 1 and the 15% balance paid after the 3 months, incurring an interest charge (as defined in Section 21).

The concentrate from Waterberg Project will be very low in chromitite, which will make this material attractive for blending with other concentrates; however, the contained iron (Fe) and sulphur (S) with high base metals may require further optimization of the smelting and base metal refining protocols. No penalties are expected to be placed upon the concentrate.

1.16 Environmental Studies, Permitting, and Social or Community Impact

In consultation with the community, the mine footprint was planned to exclude areas significant to the community, including prime grazing areas.

Table 1-10 shows key environmental and social licenses and permit applications are required for the Waterberg Project.

Table 1-10:  Status of Environmental Licenses and Permits Required for the Waterberg Project

License / Permit Application	Authority	Reference Number	Status
Mining Right (with Social and Labour Plan (SLP)	Department of Mineral Resources (DMR)	LP 30/5/1/2/2 /2/10161MR	Submitted
Environmental Authorisation (EA) [includes Environmental Impact Assessment (EIA) and Environmental Management Programme (EMPr) and Closure Plan]	DMR	LP 30/5/1/2/2 /2/10161EM	Submitted

Waste Management Licence	DMR	LP 30/5/1/2/2 /2/10161MR	Submitted
Water Use Licence	DWA	Imminent Application	Imminent Application
Heritage Resources Consent for Development	South African Heritage Resource Agency (SAHRA)	LP 30/5/1/2/2 /2/10161MR - 12878	Submitted

From an environmental and social perspective, the greatest impacts from mining are anticipated in the eastern (plant footprint) and south-east-central areas of the proposed mining right area. This area is where surface infrastructure is planned as this is the shallowest access for underground mining and is topographically relatively flat. The findings of the Environmental Assessment Practitioner and specialists' assessments have shown that the Waterberg Project may result in both negative and positive impacts to the environment; however, adequate mitigation measures are included into the EMPr to reduce the significance of the identified negative impacts.

The SLP forms part of the mining right in South Africa. It is a commitment to sustainable social development and was submitted, as required, with the mining right application. Local landowners, land users, and communities were consulted and updated from the prospecting stage and are well aware of the project plans. Land use agreements are currently being concluded with the Goedetrouw Community, the Ketting Community, and individual property owners on the farms traversed by the proposed water pipeline and powerlines.

Specific training needs were identified and a detailed training programme is being developed with an internationally recognised organisation to provide the structure and services required for the initial and ongoing needs of the Waterberg Project.

1.17 Capital and Operating Costs

Capital costs to 70% of steady-state production are estimated predominantly in ZAR, with all cost estimates expressed in ZAR real July 2019 terms. Modelled costs are converted to US$ at a long-term real exchange rate of 15.00 (ZAR/US$). The real escalation of costs (in ZAR terms) is estimated to be offset, over time, by the future devaluation of the ZAR against the US$. Estimated capital expenditure is R13 105 M for the Waterberg Project plus R3 453 M for capitalized operating costs to achieve the 70% of steady-state production as detailed in Table 1-11.

Table 1-11:  Waterberg Project Capital Cost

Cost Area	ZAR Total (ZAR M)	USD Total (US$ M)
Underground Mining	R6 097	$406
Concentrator	R2 580	$172

Shared Services and Infrastructure	R682	$45
Regional Infrastructure	R1 229	$82
Site Support Services	R234	$16
Project Delivery Management	R654	$44
Other Capitalised Costs	R331	$22
Contingency	R1 298	$87
Total Project Capital (excluding Capitalised OpEx)	R13 105	$874
Capitalised Operating Costs	R3 453	$230
Total Project Capital (including Capitalised OpEx)	R16 559	$1 104

The SIB expenditure covers all expenditure of a capital nature following the achievement of 70% of the steady-state production. This includes all ongoing underground waste development, construction of the North Complex, and the required infrastructure plus mobile equipment replacement and other items of a capital nature associated with the concentrator and general mine infrastructure. The total stay-in-business (SIB) contingency is R21.6 billion spread over the more than 40 years of mine life.

The overall life of mine capital expenditure profile for the Project is shown in Figure 1-9.

Figure 1-9:  Capital Expenditure Profile for Life of Mine

The LOM operating costs following achievement of 70% of steady-state production and excluding SIB expenditure is summarised in Table 1-12.

Table 1-12:  Waterberg Project Operating Cost

Cost Area	LOM Average (ZAR/t milled)	LOM Average (US$/t milled)
Mining	R345	$23.01
Milling and Processing	R132	$8.79
Engineering and Infrastructure	R116	$7.76
General and Administration	R19	$1.25
Total On-site Operating Costs	R612	$40.80

The cash cost per 4E ounce is estimated at US$640 (spot prices) and US$554 (three-year trailing prices), respectively. The cash cost includes the smelter discount as a cost, as well as byproduct credits from Cu and Ni sales; therefore, the indicated cash costs are dependent on the prevailing metal price assumptions as detailed in Table 1-13.

Table 1-13:  Waterberg Project Cash and All-In-Cost

Metric	Spot Prices (US$ / 4E oz)	Three-year Trailing Prices (US$ / 4E oz)
On-site Operating Costs	$487	$456
Smelting, Refining, and Transport Costs	$302	$227
Royalties and Production Taxes	$88	$54
Less Byproduct Base Metal Credits	$(236)	$(184)
Total Cash Cost	$640	$554
Sustaining Capital	$94	$88
Total All-in Sustaining Cost	$734	$642
Project Capital	$34	$32
Total All-in Cost	$767	$674

1.18 Economic Analysis

Key features of the Waterberg Project are listed below.

• The Waterberg Project capital expenditure (CapEx) (exclusive of sustaining capital) is estimated at R16 559 M (US$1 104 M). The Waterberg Project CapEx includes capitalised operating costs of R3 453 M up to 70% of steady-state production.

• The LOM average OpEx unit cost (exclusive of capitalised OpEx) is estimated at R612 / t milled.

• The Waterberg Project produces a positive business case in both the spot and three-year trailing average metal price scenarios. At spot prices, the Waterberg Project yields a post-tax NPV8.0% of R14 736 M (US$982 M), at an IRR of 20.7%, an undiscounted payback period of 8.4 years, and a peak funding requirement of R9 255 M (US$617 M). At three-year trailing average metal prices, the project yields a post-tax NPV8.0% of R5 616 M (US$333 M), at an IRR of 13.3%, an undiscounted payback period of 11.2 years, and a peak funding requirement of R10 261 M (US$667 M).

• At the two pricing scenarios (spot and three-year trailing average) the project generates LOM average cash costs of US$640 / 4E oz and US$554 / 4E oz, respectively, which places Waterberg firmly within the lowest quartile of regional PGE producers.

1.19 Adjacent Properties

Numerous mineral deposits have been outlined along the Northern Limb of the Bushveld Complex. The main projects in the area include Mogalakwena Mine, Aurora Project, Akanani Project, Boikgantsho Project, Hacra Project, and Platreef Project.

1.20 Project Implementation

The project schedule assumes a start date of January 2020 with the commencement of the detailed engineering and aims to achieve the following key milestones:

• Start of Project - January 2020

• Start of Construction of Central / South Mining Complex - June 2020

• Start of Decline Development - January 2021

• Completion of the 132 kV Bulk Electrical Supply - April 2022

• Start of Ore Processing in Concentrator- January 2024

• Achievement of 70% of Steady-state Capacity - September 2025

• Completion of Capital Period - December 2025

The project schedule is summarised graphically in Figure 1-10.

Figure 1-10:  High-level Implementation Schedule

Year	2020				2021				2022				2023				2024			2025
Quarter	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Central / South Mining Complex
Engineering & Procurement
Construction
Underground Mine Development
Engineering & Procurement
Box Cut Construction
Decline Development
Ore to Surface
70% Steady-state Production
Bulk Electrical Supply
Engineering & Procurement
Construction
Concentrator Plant
Engineering & Procurement
Construction
Production Ramp up
Backfill Plant & TSF
Engineering & Procurement
Construction

1.21 Interpretations and Conclusions

The database used for the Mineral Resource estimate consisted of 441 drill holes and 583 deflections. The Mineral Resource estimate was completed using geostatistics best practices and the M&I Mineral Resources are at an appropriate level of confidence to be considered in the DFS for mine planning.

The geometry and continuity of the mineral resource and the rock mass quality of the mineralized zones and surrounding rock mass make the Waterberg zones amenable to extraction using the Sublevel Longhole Stoping mining method using paste backfill. The mine design includes all development and infrastructure required to access the Central, South, and North Complexes and mine the estimated Mineral Reserves. A full 3D mine model was created for each complex and a LOM development and production schedule was prepared to determine the estimated tonnes, average grade, and metals profile mined and delivered to surface. Individual stope and development mining shapes were created and include planned dilution and modifying factors to account for geological losses, external overbreak dilution, and mining losses. The estimated Mineral Reserves are supported by a mine plan and economic analysis and demonstrate positive economics.

The development methods and mining methods are safe and highly mechanized and use common equipment and processes that are proven and used successfully in the global mining industry. The successful execution of these methods to achieve planned underground mine development and production at the Waterberg Project will require the operation to establish a culture focused on worker health and safety, investment and emphasis on worker skills training geared toward the equipment and technology used, and structured mine planning.

The metallurgical process selected is proven technology and is appropriate for the ore to be treated and will produce a concentrate containing about 80 g/t 4E at a recovery approaching 80%.

The economics show that the Waterberg Project is financially robust with peak funding at R9 255 M and a payback of 8.4 years for spot prices and R10 261 M with a payback of 11.2 years for three-year trailing prices. The cash cost estimate shows that the Waterberg Project will be in the lower quartile of PGM mining operations in the southern African region.

1.22 Recommendations

The key recommendations related to the Mineral Resource are summarized below.

• It is recommended that dedicated Mineral Resource definition drilling from both surface and underground be completed during the access period to upgrade some of the indicated Mineral Resources to measured Mineral Resources.

• Currently, only the larger geological structures have been modelled. It is recommended that a detailed structural analysis is conducted and modelled.

The key recommendations related to the mine design and Mineral Reserves are summarised below.

• There is Mineral Resource below the stope cutoff that is not included in the mine plan but is adjacent to planned development and stoping areas. A lower cutoff grade could potentially bring this material into the mine plan with incremental additional development and add to the Mineral Reserves. It is recommended to evaluate the potential for reducing the stope cutoff grade.

• There is Mineral Resource that is above cutoff that could not be included in a longhole stope shape due to local geometry. This material could be amenable to mining using Cut and Fill or Board and Pillar methods. It is recommended to determine the stoping cutoff for this material and evaluate the potential to include some of this material in the mine plan and add to the Mineral Reserves.

• It is recommended to monitor the progress and application of battery-powered mobile equipment technology and evaluate the opportunities this technology could present to the Waterberg Project.

• It is recommended that further geotechnical and geomechanical work be completed as part of project execution to validate mine design assumptions and support the detailed design for underground and surface infrastructure.

The following metallurgical test work is recommended during project execution.

• Further flotation testwork to confirm the effect of the available groundwater on flotation performance and to determine what adjustments to the raw water circuit would be required (if any)

• Concentrate thickening and filtration testwork.

• Further tailings thickening and filtration testwork for confirmation of backfill plant design criteria.

It is recommended Waterberg JV Resources continue their current permitting strategy to develop positive community support and streamline final project approval as outlined below.

• Maintain regular consultation activities with all appropriate national, provincial, and local regulatory agencies and officials.

• Maintain engagement with local communities.

Waterberg JV Resources has a programme of work in place to comply with the necessary environmental, social, and community requirements. Following is key work that should continue.

• Environmental, Social, and Health Impact Assessment (ESHIA) in accordance with the Mineral and Petroleum Resources Development Act (MPRDA), the National Environmental Management Act (NEMA).

• Public Participation Process in accordance with the NEMA.

• Specialist investigations in support of the ESHIA.

• Integrated Water Use License (WUL) Application in compliance with the National Water Act.

• Integrated Water Management License (WML) in compliance with the National Environmental Management Waste Act.

If the permits are received for construction and operation the project is recommended to move into the detailed design and planning for project implementation.

It is recommended that the concentrate off-take discussions be initiated with the JV partner (and others) to confirm the net smelter return payabilities for the economic metals in the concentrate to be sold by Waterberg, as this will have a material impact on the overall finances.

Based on the positive economics from the technical inputs and the financial analysis, it is recommended that the Waterberg Project be considered by the members of the Waterberg JV for an investment decision.

* * * * * *

Additional Information

During the twelve-month period ended August 31, 2019, the Company incurred and capitalized $8.4 million (year ended August 31, 2018 - $9.1 million) of exploration, engineering and development costs for the Waterberg Project, of which $3.5 million (year ended August 31, 2018 - $2.8 million) was covered by joint venture partners Implats, JOGMEC and Hanwa.

At August 31, 2019 the Company had capitalized $36.8 million in accumulated net costs to the Waterberg Project. Total expenditures on the property since inception, and before cost reimbursements by other Waterberg Project Partners, are approximately $70.4 million.

The DFS was completed under the direction of the Technical Committee appointed by Waterberg JV Co. comprised of members representing the Company and all other Waterberg Project Partners - Implats, JOGMEC, Hanwa and Mnombo.

Previously, an updated mineral resource estimate was completed by an Independent Geological Qualified Person for the Waterberg Project in the October 2018 Waterberg Report. Since the October 2018 Waterberg Report was completed, the joint venture, at the direction of its Technical Committee, completed a further 4,127 metres of infill drilling in 4 new drill holes targeting the T Zone. An additional 5 deflections from the mother holes were also drilled. A total of approximately 523 new assay samples were completed along with 101 QA/QC reference samples and quality control blanks. Additional assay data and geological information from this new drilling was used to generate an updated mineral resource estimate, which was utilized as an input to the DFS as reported in the September 2019 Waterberg Report.

The true width of the shallow dipping (30° to 35°) mineralized zones at the Waterberg Project are approximately 82% to 87% of the reported interval from the vertical intercepts drilled. For the efficient application of bulk mining methods and for mine planning, vertical intercepts of 3 metres or more are desirable. Increased grade thickness zones associated with minor footwall troughs or bays along the 13 km long layered complex have recently been identified.

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

Important detailed infrastructure planning has commenced for the Waterberg Project. Detailed hydrological work has been completed to study the possible utilization of known sources for significant volumes of ground water. A co-operation agreement between Waterberg JV Co. and the local Capricorn Municipality for the cooperative development of water resources has resulted in advancement towards the identification of water supplies and the design of distribution infrastructure. Hydrological work has identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities. Test drilling of these water basins was completed and additional drilling is planned as a pre-implementation objective. An earlier work and drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district. Several boreholes proximal to the Waterberg Project identified large volumes of high mineral unpotable water not suitable for agriculture. Hydrological and mill process specialists investigated the use of this water as mine process water. In general, ground water resources identified proximal to the Waterberg Project have potential for usage for both mining and local communities.

The establishment of servitudes for power line routes and detailed planning and permitting for an Eskom electrical service to the project is well advanced. Power line environmental and servitude work is being completed by TDxPower in coordination with Eskom. TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MVA line to the project.

DFS engineering work on the Waterberg Project included resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan in 2019 included the use of paste backfill in order to allow for a higher mining extraction ratio as mining can be completed next to backfilled stopes without leaving internal pillars. DRA Projects SA (Proprietary) Limited and Turnberry Projects (Pty) Ltd. were appointed for DFS work on metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting Ltd. was appointed for DFS work on underground mining engineering and design and reserve estimation. Charles Muller of CJM Consulting (Pty) Ltd. was appointed as Independent Geological Qualified Person

Non-Material Mineral Property Interests

The non-material mineral property interests of the Company include prospecting rights located in South Africa and various mineral property interests in Canada. These non-material property interests are not, individually or collectively, material to the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company's financial condition, changes in financial conditions and results of operations for each of the three years ended August 31, 2019 should be read in conjunction with our consolidated financial statements and related notes included therein included in this Annual Report at Item 18. The Company's consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See cautionary statements in "Forward-Looking Statements" at the beginning of this document.

Unless otherwise stated, all financial variations in this item are given on a reported basis.

2018 Share Consolidation

The Company consolidated its Common Shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018. The purpose of the consolidation was to increase the Company's Common Share price to comply with NYSE American's low selling price requirement. See "Introduction - Share Consolidation" for further information.

Unless otherwise indicated, all information included in this Annual Report and the Company's consolidated financial statements and related notes, including, without limitation, all share and per share amounts, trading and per share prices, note conversion rates and option and warrant exercise prices, is presented after giving effect to the 2018 Share Consolidation.

A. Operating Results

Financial Overview

Year Ended August 31, 2019 Compared to Year Ended August 31, 2018
For the year ended August 31, 2019, the Company had a net loss of $16.8 million (year ended August 31, 2018 – net loss of $41.0 million).  This lower loss in the current period is predominantly due to the Maseve Mine closure in the fourth quarter of fiscal 2017, resulting in care and maintenance costs of $14.4 million being recognized during fiscal 2018.  Other items include interest expense of $8.3 million in the current period year ended (August 31, 2018 - $18.4 million) with the decrease due to less debt outstanding in the current year.  A foreign exchange loss of $1.0 million was recognized in the current year (year ended August 31, 2018 - $4.1 million loss) due to a larger decrease in the value of the Canadian Dollar relative to the US Dollar in the previous comparable period.  During the current period a loss of $2.7 million was recognized on the valuation of embedded derivatives whereas a gain of $3.7 million was recognized in fiscal 2018, due largely to the increase in market value of the Company’s shares, which impacted the valuation of conversion options and warrants.  The currency translation adjustment recognized in the period is a gain of $0.1 million (year ended August 31, 2018 - $6.4 million gain) due largely to the Rand decreasing in value relative to the U.S. Dollar.

Year Ended August 31, 2018 Compare to Year Ended August 31, 2017
For the year ended August 31, 2018, the Company had a net loss of $41 million (year ended August 31, 2017 – net loss of $590 million). This difference is predominantly due to an impairment of the Maseve Mine of $589 million during the 2017 fiscal year.  Other items include a foreign exchange loss of $4.1 million (year ended August 31, 2017 - $4.6 million gain) due to the US Dollar increasing in value relative to the Company’s functional currency of the Canadian Dollar. Interest expense of $18.4 million and care and maintenance costs of $14.4 million were recognized in the current year whereas these costs were capitalized in the previous year. Also, stock compensation expense of $0.08 million was recognized in the current period (year ended August 31, 2017 – $1.1 million) with the difference due to no share-based compensation being issued in the current year. General and administrative costs rose from $5.3 million to $6.1 million due to an onerous lease accrual in the current year caused by the termination of lease agreements for mobile machinery utilized by Maseve. The currency translation adjustment recognized in the period is a gain of $22.1 million (year ended August 31, 2017 - $59 million gain).

Annual Financial Information

(In thousands of dollars, except for per share data)

	Year ended Aug 31, 2019	Year ended Aug 31, 2018	Year ended Aug 31, 2017
Interest income	$364(1)	$739(1)	$1,062(1)
Net loss	$16,776(2)	$41,024(2)	590,317(2)
Basic loss per share	$0.52(3)	$2.03(3)	$43.04(3)
Diluted loss per share	$2.03(3)	$2.03(3)	$43.04(3)
Total assets	$43,706	$41,849	$100,528
Long term debt	$21,560	$42,291	$43,821
Convertible Debt	$18,785	$14,853	$17,225
Dividends	Nil	Nil	Nil

Notes:

(1) The Company's only significant source of income during the years ending August 31, 2017 to 2019 was interest income from interest bearing accounts held by the Company.

(2) Net loss is affected in 2017 by an impairment recognized on the Maseve Mine and the impairment of the Maseve Mine when it was held as an asset held for sale.

(3) Basic loss per share is calculated using the weighted average number of Common Shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue Common Shares were exercised or converted to Common Shares. In periods when a loss is incurred, the effect of potential issuances of shares under issued and outstanding options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same. On December 13, 2018, the Company consolidated its Common Shares on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding Common Shares, options and weighted average number and per share information has been retrospectively restated to reflect the 2018 ten to one consolidation.

Foreign currency fluctuations have not materially impacted the Company's results of operations in recent years. Inflation in South Africa has been experienced in labour costs over recent years, with average wage inflation being at approximately 6% in 2018 and 2019. The Company can provide no assurance that foreign currency fluctuations and inflation will not materially impact the Company in the future. See "Risk Factors". The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

South African Properties

The Company conducts its South African exploration and development work through its wholly owned direct subsidiary PTM RSA. The Company's material mineral property is the Waterberg Project. After a planned corporatization of the Waterberg joint venture completed on September 21, 2017, the Waterberg Project is held by Waterberg JV Co. After giving effect to the Initial Purchase, the Company holds a 50.02% beneficial interest in Waterberg JV Co., of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA's 49.9% interest in Mnombo, which holds 26.0% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held by a nominee of JOGMEC (12.195%), Hanwa (9.755%) and by Implats (15.0%). PTM RSA is the manager of Waterberg JV Co.

South African Legislation and Mining Charter

The MPRDA, the Mining Charter 2018 and related regulations in South Africa require that Waterberg JV Co.'s BEE shareholders own a 26% equity interest in Waterberg JV Co. to qualify for the grant of a Mining Right. Within 5 years of the effective date of the Mining Right, this BEE shareholding must be increased to 30%. The DMR had obtained an exemption from applying the Generic BEE Codes under the BEE Act until October 31, 2016 and had applied for a further extension until December 31, 2016. While this exemption was extended to December 31, 2016, no further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMR has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes. See Item 4.B. - South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry, and -Mining Charter.

Material Mineral Property Interests - Waterberg Project

Waterberg Project - Activities subsequent to the year ended August 31, 2019

On October 4, 2019 the Company announced positive results of a DFS in the September 2019 Waterberg Report, including an updated mineral resource assessment on the Waterberg Project from additional drilling, effective September 4, 2019. The September 2019 Waterberg Report was filed with the applicable regulatory authorities on October 7, 2019. The September 2019 Waterberg Report estimated 6.44 million 4E ounces in the higher confidence measured category (versus 6.26 million 4E ounces in the October 2018 Waterberg Report). Mineral resources estimated in the combined measured and indicated categories, at a 2.5 g/t 4E cut-off grade, increased slightly to 26.35 million 4E ounces in 242.4 million tonnes at 3.38 g/t 4E (versus 26.34 million 4E ounces in 242.5 million tonnes at 3.38 g/t in the October 2018 Waterberg report). Inferred mineral resources at a 2.5 g/t 4E cut-off grade totaled 7.0 million 4E ounces (the same as in the October 2018 Waterberg Report). The updated measured and indicated 2019 mineral resource totaling 26.35 million 4E ounces is comprised of 63.0% palladium, 29.1% platinum, 6.4% gold and 1.5% rhodium. The T zone measured and indicated resources increased in grade from 4.51 g/t 4E in the September 2018 Waterberg Report to 4.53 g/t 4E in the September 2019 Waterberg Report. For more details about the September 2019 Waterberg Report see Item 4.D. - Property, Plant and Equipment - Technical Report - Waterberg.

The measured and indicated mineral resources in the September 2019 Waterberg Report were used for detailed mine planning in the DFS. The DFS was managed by Platinum Group and a Technical Committee including members from all joint venture partners.

Waterberg Project - Activities in the year ended August 31, 2019

During the year ended August 31, 2019, approximately $8.4 million was spent at the Waterberg Project for DFS engineering and exploration activities. At year end, $36.8 million in accumulated net costs had been capitalized to the Waterberg Project. Total expenditures on the property since inception, before the deduction of partner contributions, are approximately $70.4 million. From inception to date, the Company has funded both the Company's and Mnombo's share of expenditures on the Waterberg Project. At August 31, 2019, Mnombo owed the Company approximately $4.5 million for funding provided.

At August 31, 2019, the Company carried total net deferred acquisition and exploration and other costs related to the Waterberg Projects of $36.8 million (August 31, 2018 - $29.4 million).

On October 25, 2018, the Company reported an updated independent 4E resource estimate for the Waterberg Project.

On October 10, 2018 the Company announced that a recently filed mining right application for the Waterberg Project had been accepted by the DMR for consideration. The mining right application consisted of a mining work program, social and labour plan and associated environmental applications. The process of consultation under the MPRDA and applicable environmental assessment regulations for the mining right application has been completed. Public consultation occurred in a positive climate of mutual respect and comments received from stakeholders are being addressed.

Detailed DFS engineering work which commenced during fiscal 2017 was continued and advanced during fiscal 2018 and fiscal 2019.

Waterberg Project - Activities in the year ended August 31, 2018

During the year ended August 31, 2018, approximately $9.1 million was spent at the Waterberg Project for DFS engineering and exploration activities. At year end, $29.4 million in accumulated net costs had been capitalized to the Waterberg Project. Total expenditures on the property since inception, before the deduction of partner contributions, are approximately $62 million. From inception to date, the Company has funded both the Company's and Mnombo's share of expenditures on the Waterberg Project. At August 31, 2018, Mnombo owed the Company approximately $3.4 million for funding provided.

At August 31, 2018, the Company carried total net deferred acquisition and exploration and other costs related to the Waterberg Projects of $29.4 million (August 31, 2017 - $22.9 million).

On November 6, 2017, the Company, along with Waterberg JV Co., JOGMEC and Mnombo completed the first phase of the Implats Transaction. For more detail about the Implats Transaction see "Item 4.B. - Principal Product - Implats Transaction".

Detailed DFS engineering work which commenced during fiscal 2017 was continued and advanced during fiscal 2018.

Waterberg Project - Activities in the year ended August 31, 2017

During the year ended August 31, 2017, approximately $5.6 million was spent at the Waterberg Project for engineering and exploration activities. At August 31, 2017, the Company carried total net deferred acquisition and exploration and other costs related to the Waterberg Projects of $22.9 million (August 31, 2016 - $22.3 million). From March 31, 2015 until July 2017, work at the Waterberg Project was fully funded by joint venture partner JOGMEC in accordance with a $20 million work commitment pursuant to the 2nd Amendment to the JOGMEC Agreement (both as defined below). From inception to date the Company funded both the Company's and Mnombo's share of expenditures on the Waterberg Project. At August 31, 2017, Mnombo owed the Company approximately $1.9 million for funding provided.

At August 31, 2017, the Company carried total net deferred acquisition and exploration and other costs related to the Waterberg Projects of $22.9 million (August 31, 2016 - $22.3 million).

On October 19, 2016, the Company announced positive results from the 2016 PFS on the Waterberg Project. A technical report was filed, which included an updated estimate of mineral resources and recommended the project advance to the DFS stage for a large scale, shallow, decline accessible, mechanized platinum, palladium, rhodium and gold mine.

Waterberg Projects - History of Acquisition

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

On September 28, 2009 PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the "JOGMEC Agreement") whereby JOGMEC could earn up to a 37% participating interest in the Waterberg Joint Venture Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC's expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg Joint Venture Project until the completion of a DFS.

On May 26, 2015 the Company announced a second amendment to the JOGMEC Agreement (the "2nd Amendment") whereby the Waterberg Joint Venture Project and the Waterberg Extension Project were to be consolidated and contributed into operating company, Waterberg JV Co. At August 31, 2017, the Company held 45.65% of the Waterberg Project while JOGMEC held 28.35% and Mnombo held 26%. Through its 49.9% share of Mnombo, the Company held an effective 58.62% of the Waterberg Project, at August 31, 2017. The transfer of Waterberg prospecting rights into Waterberg JV Co. pursuant to the 2nd Amendment was given section 11 approval by the DMR in August 2017 and the transfer was completed on September 21, 2017. Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018, all of which had been funded by JOGMEC as of August 31, 2017. The Company remained the Project operator under the 2nd Amendment.

On November 6, 2017 the Company (along with JOGMEC and Mnombo) closed the Initial Purchase with Implats and Implats acquired the Purchase and Development Option. Further details on this transaction can be found above.

On March 8, 2018 JOGMEC announced that it had signed a memorandum of understanding for the transfer of 9.755% of its 21.95% interest in Waterberg JV Co. to Hanwa, which was the result of Hanwa winning JOGMEC's public tender held on February 23, 2018. JOGMEC and Hanwa have implemented the transfer of interest to Hanwa, including Hanwa securing the right to a supply of certain metals produced at the Waterberg Project.

As of the date of filing of this Annual Report, Waterberg JV Co. owns 100% of the prospecting rights comprising the entire Waterberg Project area. Waterberg JV Co. is owned 37.05% by PTM RSA, 12.195% by JOGMEC, 9.755% by Hanwa, 26% by Mnombo and 15% by Implats, giving the Company total direct and indirect ownership of 50.02% of the Waterberg Project.

Non-Material Mineral Property Interests

The non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various Canadian mineral property interests. These non-material property interests are not, individually or collectively, material to the Company. All non-material properties have been written off.

Maseve - Sale in Fiscal 2018 to Royal Bafokeng Platinum

On September 6, 2017 the Company entered into a term sheet to sell all rights and interests in Maseve to RBPlat in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat ordinary shares, as valued on September 6, 2017 (the "Maseve Sale Transaction").

Definitive legal agreements for the Maseve Sale Transaction were executed on November 23, 2017. The Maseve Sale Transaction was planned to close in two stages. Conditions precedent to the first stage sale of the concentrator plant and certain surface assets of the Maseve Mine (the "Plant Sale Transaction") were fulfilled on February 14, 2018 and a deposit in escrow paid by RBPlat of Rand 41.37 million (approximately $3.5 million at that time) was released to the Company on March 14, 2018. An amount of Rand 1.29 million ($107,755) from the release of the escrow deposit was paid to reduce the 2015 Sprott Facility (defined below) and the balance was used to settle certain outstanding contractor claims in South Africa.

On April 5, 2018, RBPlat tendered the Rand equivalent of $54.5 as final payment for the Plant Sale Transaction. Proceeds from the Plant Sale Transaction were utilized to fully repay $46.98 million in secured debt due to Sprott pursuant to a $40 million principal loan facility drawn by the Company in November 2015 (the "2015 Sprott Facility"). The repayment to Sprott consisted of the outstanding principal amount of $40.0 million, a bridge loan of $5.0 million and all accrued interest and fees of approximately $1.98 million. Remaining proceeds from the Plant Sale Transaction were utilized to partially repay the LMM Facility. Later, on April 10, 2018 the Company received a foreign exchange rate variance amount of Rand 3.26 million from RBPlat, which was exchanged for $270,000 and also remitted to partially repay the LMM Facility.

On April 26, 2018 stage two of the Maseve Sale Transaction closed when RBPlat released 4.87 million RBPlat common shares from escrow to PTM RSA and Africa Wide, worth approximately $9.0 million at that time, for the purchase of 100% of the issued and outstanding common shares of Maseve. A final required cash payment was made to PTM RSA on May 29, 2018, funded by the release of Maseve's Rand 58 million environmental bond, valued at $4.6 million when released. The Company's 4.52 million RBPlat shares were sold on December 14, 2018 and net proceeds of $8.0 million was paid to LMM against the LMM Facility on January 11, 2019.

B. Liquidity and Capital Resources

The Company's working capital is a direct result of the excess of funds raised from debt, the sale of equity shares and the receipt of payments for sale of PGE concentrate over expenditures for operating costs, engineering costs, exploration costs as well as administrative expenses. The working capital balance at the end of the following periods were: August 31, 2019: $-0.5 million; August 31, 2018: $8 million; and August 31, 2017: $13 million.

Cash and cash equivalents at August 31, 2019 totaled $5.6 million compared to August 31, 2018, $3.0 million and August 31, 2017, $3.4 million. The cash and cash equivalents are attributable primarily to the issue of debt or share capital. Aside from cash and cash equivalents, the Company had no material unused sources of liquid assets at August 31, 2019, 2018 or 2017.

As described elsewhere in this Annual Report, various legal, contractual or economic restrictions may affect the ability of the Company's subsidiaries to transfer funds to the Company as needed to satisfy the Company's obligations.

For information on the Company's borrowings as of August 31, 2019, see "Item 18 - Financial Statements", Note 7 and Note 8.

Except in the case of JOGMEC's $20 million funding commitment, which has now been fully funded, and the potential for the receipt of funding if Implats exercises its Purchase and Development Option, the exercise of which is not guaranteed and is not expected to occur prior to the completion of the DFS, funding of Waterberg Project costs is generally required to be provided by Waterberg JV Co. shareholders on a pro rata basis. "Item 4.B. - Principal Product - Implats Transaction". For anticipated Waterberg Project capital expenditures, see "Item 4.D. - Material Mineral Property Interests - Waterberg Project Summary (Excerpted from the September 2019 Waterberg Report)".

Going Concern

During fiscal 2018 the Company completed the sale of the Maseve Mine for initial gross proceeds of $74 million. Stage one of the Maseve Sale Transaction was closed on April 5, 2018, with stage two closing April 26, 2018. Also, during fiscal 2018, Implats completed the strategic acquisition of an 8.6% interest in Waterberg JV Co. from the Company for $17.2 million and the Company completed the sale of 132 million units resulting in gross proceeds of $19.9 million. As a result of these transactions, the 2015 Sprott Facility was completely paid down and a portion of the LMM Facility was paid down.

On August 21, 2019 the Company closed a bought deal financing with of 8,326,957 Common Shares at a price of US$1.25 per share for gross proceeds of approximately US$10.4 million. In addition, the Company closed the private placement sale of 7,575,758 Common Shares to LMM at a price of US$1.32 per share for gross proceeds of US$10.0 million and the private placement sale of 6,940,000 Common Shares to Deepkloof Limited, a subsidiary of Hosken Consolidated Investments Limited at a price of US$1.32 per share for gross proceeds of approximately US$9.2 million.

The Company used a portion of the $29.6 million in gross proceeds from share sales described above together with a US$20.0 million advance under its new 2019 Sprott Facility to fully repay $43.0 million in outstanding principal and accrued interest due under the LMM Facility. The Company intends to use the remaining net proceeds for working capital and general corporate purposes.

The Company currently has limited financial resources and has no sources of operating income at present. The Company's ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern. Pursuant to the terms of the 2019 Sprott Facility, 50% of the proceeds of new equity or debt financings are required to be paid to the Sprott Lenders in full or partial repayment of the 2019 Sprott Facility.

Equity Financings

On November 1, 2016 the Company announced the closing of an offering for 2,223,000 Common Shares at a price of $18.00 per share, resulting in gross proceeds of $40 million. Net proceeds to the Company after fees, commissions and costs were approximately $37 million.

On January 31, 2017 the Company announced the closing of an offering for 1,969,375 Common Shares at a price of $14.60 per share resulting in gross proceeds of $29 million. Net proceeds to the Company after fees, commissions and costs were approximately $26 million.

On April 26, 2017 the Company announced the closing of an offering for 1,539,000 Common Shares at a price of $13.00 per share, for aggregate gross proceeds of $20 million. Net proceeds to the Company after fees, commissions and costs were approximately $18.4 million.

On May 15, 2018 the Company announced the closing of a private placement with HCI for 1,509,100 units at a price of $1.50 per unit for aggregate gross proceeds of $2.26 million. Each unit consisted of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant allowing HCI to purchase one further Common Share at a price of US$1.70 per share for a period of 18 months until November 15, 2019.

On May 15, 2018 the Company also announced the closing of a public offering of 11,745,386 units at a price of $1.50 per unit for aggregate gross proceeds of approximately $17.62 million. Each unit consisted of one Common Share and one Common Share purchase warrant entitling the holder to purchase one Common Share at a price of $1.70 for a term of 18 months until November 15, 2019.

On February 4, 2019 the Company announced the closing of a previously announced non-brokered private placement of Common Shares at price of US $1.33 each. An aggregate of 3,124,059 Common Shares were issued for gross proceeds to the Company of US $4.155 million.

On June 28, 2019 the Company announced the closing of a previously announced non-brokered private placement with HCI of 1,111,111 Common Shares at a price of $1.17 per share for gross proceeds of US$1.3 million.

On August 21, 2019 the Company announced the closing of a previously announced bought deal financing with BMO Capital Markets in the United States, under which the Company sold 8,326,957 Common Shares at a price of $1.25 per Common Share for gross proceeds of approximately $10.4 million.

On August 21, 2019 the Company also closed the LMM Private Placement for 7,575,758 Common Shares at a price of US$1.32 per share for gross proceeds of $10.0 million and the Deepkloof Private Placement of 6,940,000 Common Shares at a price of $1.32 per share for gross proceeds of approximately $9.2 million.

The following is a reconciliation for the use of proceeds from the financings described above:

Use of Proceeds (In millions of dollars)	Repayment towards the LMM Facility ($)	General corporate purposes ($)	Total ($)
As Estimated in the May 15, 2018 Private Placement	1.4	0.9	2.3
As Estimated in the May 15, 2018 Prospectus Supplement	10.6	7.0	17.6
As Estimated in the February 4, 2019 Private Placement	-	4.0	4.0
As Estimated in the June 28, 2019 Private Placement	-	1.3	1.3
As Estimated in the August 21, 2019 Private Placement	13.0	6.2	19.2
As Estimated in the August 21, 2019 Prospectus Supplement	10.0	0.4	10.4
Aggregate Amount	35.0	19.8	54.8
Actual to August 31, 2019	35.0	17.6	52.6

Convertible Senior Subordinated Notes

On June 30, 2017 the Company issued and sold the Notes to certain institutional investors. The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in Common Shares or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Subject to certain exceptions, the Notes are convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Notes was 1,001.1112 Common Shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Common Shares of $0.8686 per share on June 27, 2017. The conversion rate is subject to adjustment upon the occurrence of certain events. After giving effect to the 2018 Share Consolidation, the conversion rate is 100.1111 per US$1,000 which is equivalent to a conversion price of approximately $9.989 per Common Share. If the Company pays interest in Common Shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the Common Shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the Common Shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the Common Shares are then listed or admitted for trading. Due to a limitation on conversion contained in the indenture governing the Notes, dated June 30, 2017 between the Company and The Bank of New York Mellon (the "Indenture"), no more than 1,405,251 Common Shares may be issued in settlement of interest payments pursuant to the convertible notes due after July 2, 2019.

On July 26, 2017 one holder converted $10,000 of Notes into 1,319 Common Shares, leaving a principal balance of $19.99 million in Notes outstanding.  On January 2, 2018, the Company issued 244,063 Common Shares in settlement of $0.69 million of bi-annual interest payable on Notes.  On July 3, 2018, the Company issued 757,924 Common Shares in settlement of $0.72 million of bi-annual interest payable on Notes. On January 2, 2019 the Company issued 545,721 Common Shares in settlement of $0.69 of bi-annual interest payable on Notes. On July 1, 2019 the Company paid $0.69 of bi-annual interest payable on Notes in cash. Approximately 40% of all Notes interest described above was paid to major shareholder, Franklin Advisers, Inc.

Notwithstanding the foregoing, no holder will be entitled to receive Common Shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a "group" to become, directly or indirectly, a "beneficial owner", as defined in the Indenture, of more than 19.9% of the Common Shares outstanding at such time or, in the case of a certain note holder, if it or its affiliates would become a "beneficial owner" of more than 4.9% of the Common Shares outstanding at such time. In addition, the Company will not issue an aggregate number of Common Shares pursuant to the Notes that exceeds 19.9% of the total number of Common Shares outstanding on June 30, 2017.

Prior to July 1, 2018 the Company could not redeem the Notes, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. On or after July 1, 2018 and before July 1, 2019 the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020 the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2010, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Company agreed in the Indenture to cause a prospectus and a registration statement to be filed with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, as applicable, and become usable and effective within six months after June 30, 2017, and to remain usable and effective for certain periods. The Indenture provided that if the Company did not do so, it would pay additional interest on the Notes at a rate of 0.25% per annum for the first 90 days and at a rate of 0.50% per annum thereafter, until the Notes became freely tradable by holders other than affiliates and certain other events have occurred. An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Notes at the Company's election to not file a prospectus and a registration statement for the Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission. After July 1, 2018 at which time the Notes became freely tradable by holders other than affiliates, the Notes once again bear interest at the coupon rate of 6 7/8% per annum.

The Notes will be unsecured senior subordinated obligations and will be subordinated in right of payment to the prior payment in full of all of the Company's existing and future senior indebtedness pursuant to the Indenture. The Company may issue additional Notes in accordance with the terms and conditions set forth in the Indenture. The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

2019 Sprott Facility

The 2019 Sprott Facility is a new credit agreement with Sprott and the Sprott Lenders pursuant to which the Sprott Lenders provided a US$20.0 million principal amount senior secured credit facility advance to the Company. The maturity date of the 2019 Sprott Facility is 24 months from the date of the first advance under the facility, which was August 21, 2019. The Company also has the option to extend the maturity date by one year in exchange for a payment in Common Shares or cash of three percent of the outstanding principal amount of the 2019 Sprott Facility two business days prior to the original maturity date. Amounts outstanding under the 2019 Sprott Facility will bear interest at a rate of 11.00% per annum, compounded monthly.

Under the 2019 Sprott Facility, the Sprott Lenders will have a first priority lien on (i) the issued shares of PTM RSA and Waterberg JV Co. held, directly or indirectly, by the Company (and such other claims and rights described in the applicable pledge agreement); and (ii) all of the Company's present and after-acquired personal property. The 2019 Sprott Facility is also guaranteed by PTM RSA.

Accounts Receivable and Payable

Accounts receivable at August 31, 2019 totaled $0.5 million (August 31, 2018 - $0.9 million) being comprised mainly of South African value added taxes refundable receivable in the current period. Accounts payable and accrued liabilities at August 31, 2019, totaled $4.1 million ($3.6 million at August 31, 2018) the majority of the previous year's payables being related to DFS costs and closure costs at the Maseve mine.

Accounts receivable at August 31, 2018 totaled $0.9 million (August 31, 2017 - $2.1 million) being comprised mainly of value added taxes refundable in South Africa of $0.7 million ($2.6 million at August 31, 2017). Accounts payable and accrued liabilities at August 31, 2018 totaled $2.9 million ($16.4 million at August 31, 2017). The majority of the August 31, 2017 payables related to care and maintenance and closure costs at the Maseve mine.

C. Research and Development, Patents and Licences, etc.

We do not engage in research and development activities.

D. Trend Information

The September 2019 Technical Report detailing the DFS was formally delivered to all of the Waterberg Project owners on October 4, 2019 as required under the Waterberg JV Resources Pty Ltd. shareholders agreement. The Company's key business objective is to advance the Waterberg Project to the grant of a mining authorization and a construction decision.

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

The Company has been actively engaged with shareholders to explain the focus on the Waterberg Project and the Company's immediate and medium-term plans. Market interest in palladium has recently been increasing.

Factors which may have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition are set forth in Item 3.D.- Risk Factors".

E. Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The following table discloses the Company's contractual obligations at August 31, 2019 for loan indebtedness, services, optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment.

Contractual Obligations	Payments due by period (in thousands of dollars)
	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
Lease obligations	$298	$169	$129	$-	$596
Contractor payments	543	-	-	-	543
Convertible Note	1,374	22,739	-	-	24,113
Sprott Facility	2,237	22,163	-	-	24,400
Totals	$4,452	$45,071	$129	$-	$49,652

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the Company's current directors and executive officers, with each position and office held by them.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Name and Place of Residence	Position	Age	Date First Elected or Appointed
R. MICHAEL JONES British Columbia, Canada	President, Chief Executive Officer and Director	56	February 18, 2002
FRANK HALLAM British Columbia, Canada	Chief Financial Officer, Corporate Secretary and Director	59	February 18, 2002
IAIN McLEAN (1)(2)(3) British Columbia, Canada	Director (Chairman of the Board)	64	February 18, 2002
TIMOTHY MARLOW (1)(2)(3) British Columbia, Canada	Director	75	June 15, 2011
DIANA WALTERS (1)(2)(3) North Salem, New York, USA	Director	56	July 16, 2013
JOHN A. COPELYN Cape Town, South Africa	Director	69	May 15, 2018
STUART HARSHAW Ontario, Canada	Director	52	April 15, 2019

Notes:

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Governance and Nomination Committee

R. Michael Jones

Mr. Jones has over twenty-five years of experience as a professional geological engineer and has been involved with the raising of over $1 billion for exploration, mining development and production. In addition to co-founding Platinum Group Metals Ltd., Mr. Jones was a founder of Glimmer Resources Inc. and was responsible for the discovery of the Glimmer Gold mine, now Blackfox, in Ontario. During a six-year tenure as President of Cathedral Gold Corp., Mr. Jones ran a producing gold mining company and was involved in the review of a feasibility study and financing for the $1 billion Diavik Mine project during two years as Vice President with Aber Resources. Mr. Jones was a co-founder and director of West Timmins Mining that was purchased by producing company Lake Shore Gold Corp. in 2009 and was a co-founder and former director until 2012 of MAG Silver Corp. Mr. Jones is a Director, President and Chief Executive Officer of West Kirkland Mining Inc. and a director of Nextraction. Mr. Jones served on the Securities Policy Advisory Committee of the British Columbia Securities Commission for six years and holds a B.A.Sc. in geological engineering from the University of Toronto.

Frank Hallam

Mr. Hallam was the original founder of New Millennium Metals Corp, a predecessor company to Platinum Group Metals Ltd. Mr. Hallam has extensive operating and financial experience at the senior management level with several TSX and NYSE listed resource companies and has twenty-five years of experience working in East and South Africa. In his role as CFO and Director with Tan Range Exploration he set up and administered exploration offices in Tanzania, Ethiopia and Eritrea, among others. Mr. Hallam has been involved in raising over $1 billion for exploration, mining development and production and has been involved in negotiating and managing property deals with Anglo Platinum Ltd., Barrick Gold Corporation, Johannesburg Consolidated Investments and Newmont Mining Corporation. Mr. Hallam was a co-founder and director of West Timmins Mining that was purchased by producing company Lake Shore Gold Corp. in 2009, where he served as a director until April 2016. Mr. Hallam was a co-founder and former director until 2014 of MAG Silver Corp. Mr. Hallam also serves as CFO and Corporate Secretary of West Kirkland Mining Inc. and is director and Interim CFO of Nextraction. Mr. Hallam previously served as an auditor in the mining practice of Coopers and Lybrand. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Iain McLean

Mr. McLean is experienced in mine operations and senior management positions in technology companies. Mr. McLean's past roles include Chief Operating Officer of MineSense Technologies from August 2014 to September 2015; and Vice President for Gemcom Software International/Dassault Systemes GEOVIA from June 2010 to July 2014. Mr. McLean holds a degree in mining engineering from the Royal School of Mines, a Degree in Archaeology from the University of Leicester and a master's degree in Egyptology from Cambridge University. Mr. McLean also holds an M.B.A. from Harvard Business School.

Timothy Marlow

Mr. Marlow has over thirty-five years of mining engineering and mine operating experience in North America, South America, Africa and Asia. His mining and project experience spans the world and he has specific African experience in Ghana and Zambia. Mr. Marlow is President of Marlow & Associates since 1995 and was President of Philippine Gold Consulting LLC from 1995 - 2014. Mr. Marlow is a graduate of the Camborne School of Mines and is registered as a C.Eng, Registered Charter Engineer in the UK. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining.

Diana Walters

Ms. Walters has over twenty-nine years of experience in the Natural Resources sector, both as an investment banker and in operating roles. She is the former President of Liberty Metals & Mining, LLC and was a Managing Partner of Eland Capital, LLC, a Natural Resources advisory firm. Ms. Walters has extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. Ms. Walters graduated with honors from the University of Texas at Austin with a BA in Plan II Liberal Arts and an MA in Energy and Mineral Resources.

John A. Copelyn

Mr. Copelyn has been CEO of Hosken Consolidated Investments Limited since joining in 1997. Prior to this, he was a member of the South African parliament and general secretary of the Southern African Clothing and Textile Workers' Union. Mr. Copelyn is also Chairman of E Media Holdings Ltd., a JSE listed company that comprises some of the leading media companies in South Africa, Tsogo Sun Holdings Ltd., which owns and operates hotels and casinos and is listed on the JSE, Deneb Investments Ltd., an investment holding company with interests in textile manufacturing and property investments and Niveus Investments Ltd., an investment holding company.

Stuart Harshaw

Mr. Harshaw is a seasoned professional with a successful career in the global mining industry with Vale SA and Inco Ltd, where, among other things, he was Vice President of Ontario Operations in charge of operating six underground mines, a portfolio of processing and refining facilities in Canada and Asia, as well as marketing and sales of a broad range of concentrates and finished metals worldwide. He is a member of the Board of Directors of Constantine Metal Resources, International Tower Hill Mines and Laurentian University of Sudbury, Canada. Mr. Harshaw earned a BSc. in Metallurgical Engineering from Queen's University and an MBA from Laurentian University.

There are no family relationships between any of the persons named above. Furthermore, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the persons named above were selected as a director or member of senior management.

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

Mr. Jones and Mr. Hallam are directors of Nextraction, which is currently the subject of Cease Trade Orders by the Alberta Securities Commission ("ASC") and the British Columbia Securities Commission ("BCSC") issued in May 2015 for failure to file annual audited financial statements, annual management's discussion and analysis, and certification of annual filings for the year ended December 31, 2014. Nextraction has proceeded to complete its disclosure (excluding some non-material disclosure) including completing its required audited financial statements. These records have been filed on SEDAR. Nextraction has proceeded with applications to the ASC and the BCSC seeking the vacating of the Cease Trade Orders. No decision has been provided by the ASC nor the BCSC as of the date hereof.

Ms. Walters is a director of Alta Mesa Resources, Inc. (“AMR”), an independent energy company focused on the development and acquisition of unconventional oil and natural gas reserves in the Anadarko Basin in Oklahoma.  On September 11, 2019, AMR announced that AMR and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas in order to allow AMR to reorganize its capital structure.  AMR has filed a number of motions seeking court authorization to continue to support its upstream production and midstream operations during the court-supervised Chapter 11 reorganization process.

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

B. Compensation

The following table sets forth all compensation paid or accrued by the Company to its directors and members of its administrative, supervisory or management bodies for the year ended August 31, 2019.

		Annual			Long Term
		Compensation		Other Annual	Compensation(1)			All Other
Name and		Salary	Bonus	Compensation(2)	Options	RSUs	DSUs	Compensation
Principal Position	Year	($)	($)	($)	(#)	(#)	(#)	($)
R. Michael Jones President, CEO and Director	2019	396,077	Nil	Nil	375,000	50,159	N/A	Nil

		Annual			Long Term
		Compensation		Other Annual	Compensation(1)			All Other
		Salary	Bonus	Compensation(2)	Options	RSUs	DSUs	Compensation
	Year	($)	($)	($)	(#)	(#)	(#)	($)
Frank Hallam CFO, Corp. Sec. and Director	2019	358,355	Nil	Nil	325,000	45,382	N/A	Nil
Iain McLean Chairman and Director	2019	N/A	Nil	50,296	16,800	N/A	33,928	Nil
Timothy Marlow Director	2019	N/A	Nil	37,722	16,800	N/A	31,417	Nil
Diana Walters Director	2019	N/A	Nil	37,722	16,800	N/A	31,417	Nil
John A. Copelyn Director	2019	N/A	Nil	31,435	16,800	N/A	30,162	Nil
Stuart Harshaw Director	2019	N/A	Nil	14,146	16,800	N/A	23,885	Nil

Notes:

(1) For additional details, see Item 6.E. Share Ownership.

(2) Non-executive directors' fees paid as to 50% in cash and 50% in DSUs.

During the year ended August 31, 2019 no amounts were set aside for the foregoing persons to provide pension, retirement or similar benefits.

Deferred Share Unit Plan

The Deferred Share Unit Plan (the "DSU Plan") permits directors who are not salaried officers or employees of the Company or a related corporation (referred to as "Eligible Directors") to convert into DSUs the fees that would otherwise be payable by the Company to them relating to future services for their participation on the Board and on committees of the Board, including all annual retainers and amounts that would be payable for serving as the Chair of the Board and/or as a chair of a committee of the Board (excluding any reimbursement of expenses) (the "Board Fees"). Only Eligible Directors are permitted to participate in the DSU Plan. The DSU Plan is administered by the Board or such other persons as may be designated by the Board from time to time, through the recommendation of the Compensation Committee (the "DSUP Administrators").

With respect to the conversion of Board Fees into DSUs, each Eligible Director may, under the DSU Plan, elect to convert a minimum of 20% up to a maximum of 100%, in 10% increments, of his or her future Board Fees for the relevant period into DSUs in lieu of being paid such fees in cash. On the date on which the relevant Board Fees are payable, the number of DSUs to be credited to a participating Eligible Director (a "DSU Participant") will be determined by dividing an amount equal to the designated percentage of the Board Fees that the DSU Participant has elected to have credited in DSUs on that fee payment date, by the market value of a Common Share on that fee payment date. Eligible Directors are entitled to make an election under the DSU Plan in respect of the period from January 1 through December 31 no later than December 31 of the prior year. Newly elected Eligible Directors will have 30 days from the date of his/her appointment to make an election in respect of the remainder of such calendar year. All such elections will be irrevocable in respect of such period.

If a DSU Participant becomes a salaried officer or an employee of the Company or a related corporation, such DSU Participant shall thereupon be suspended from further participation in the DSU Plan in the manner set out in the DSU Plan.

The DSUP Administrators may also, in their sole discretion from time to time, award DSUs to one or more Eligible Directors for the purposes of providing additional equity related remuneration to such Eligible Directors in respect of future services as an Eligible Director. With respect to the award of such DSUs, the DSUP Administrators will determine when DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of DSUs, if any, and all other terms and conditions of each award. Unless the DSUP Administrators determine otherwise, such DSUs will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The DSUP Administrators may consider alternatives for vesting criteria related to the Company's performance and have the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (a) where the Termination of Board Service (as defined below) of a DSU Participant (or termination of service as a salaried officer or employee, if applicable) occurs as a result of the DSU Participant's death, all unvested DSUs of that DSU Participant will vest effective on the date of death; and (b) if there is a change of control (as such term is defined in the DSU Plan), all unvested DSUs will vest immediately prior to such change of control.

If cash dividends are paid by the Company on the Common Shares, a DSU Participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the DSU Participant holds on the record date for the payment of such dividend.

Canadian DSU Participants are not entitled to redeem any DSUs (regardless of their vested status) until after the DSU Participant ceases to be a member of the Board by way of retirement, non-re-election as a director, resignation, incapacity or death (each, a "Termination of Board Service"), or termination of service as a salaried officer or employee, if applicable.

Except with respect to U.S. Eligible Directors (defined below) a DSU Participant (or the DSU Participant's legal representative, as the case may be) will be permitted to redeem his or her vested DSUs no earlier than following Termination of Board Service (and termination of service as a salaried officer or employee, if applicable) by giving written notice to the Company to redeem on one or more dates specified by the DSU Participant (or the DSU Participant's legal representative, as the case may be), which dates shall not, in any event, be earlier than the tenth day following the release of the Company's quarterly or annual financial results immediately following such termination, or later than December 1 of the first calendar year commencing after the time of such termination. The DSUs of an Eligible Director who is a citizen or resident of the United States, as defined in the United States Internal Revenue Code of 1986, as amended (the "Code"), and any other Eligible Director who is subject to tax under the Code with respect to DSUs granted pursuant to the DSU Plan (each, a "U.S. Eligible Director") will be redeemed during the calendar year following the year in which the U.S. Eligible Director experiences a "separation from service" (as defined in the Code) on a date selected by the Company. Upon redemption of DSUs, the Company will pay to the DSU Participant (or the DSU Participant's legal representative, as the case may be) a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by the market value of a Common Share on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any DSU Participant to acquire Common Shares in connection with the redemption of vested DSUs under the DSU Plan.

The DSU Plan also contains provisions that apply to DSU Participants who are subject to tax in both the United States and Canada. For such DSU Participants, in limited circumstances specified in the DSU Plan where there is a conflict in the requirements of U.S. tax laws and Canadian tax laws, the relevant DSUs will be forfeited.

C. Board Practices

The board of directors has determined the number of directors at seven and currently consists of seven directors. Each director was elected at the Company's annual general meeting of shareholders held on February22, 2019 other than Mr. Harshaw who was appointed on April 15, 2019 pursuant to the Articles of the Company whereby the directors may appoint one or more additional directors to serve until the next annual general meeting of shareholders of the Company.

Each director elected or appointed will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the BCBCA. See "Directors and Senior Management" for the dates on which its current directors were first elected or appointed.

On January 13, 2015, the Board adopted a majority voting policy (the "Policy"), as amended on February 18, 2015. The Policy requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election will be required to tender an offer to resign (a "Resignation Offer"). The Policy applies only to uncontested elections, which are elections of directors where the number of nominees for election as director is equal to the number of directors to be elected at such meeting. Following a tender of a Resignation Offer, the Governance and Nomination Committee will consider the Resignation Offer and will recommend to the Board whether or not to accept or reject the Resignation Offer or to propose alternative actions. The Governance and Nomination Committee will be expected to recommend accepting the Resignation Offer, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. Within 90 days following the applicable annual general meeting, the Board will make a determination of the action to take with respect to the Resignation Offer and will promptly disclose by news release its decision to accept or reject the director's Resignation Offer or to propose alternative actions as referenced in the Policy. If the Board has decided to reject the Resignation Offer or to pursue any alternative action other than accepting the Resignation Offer, then the Board will disclose in the news release its reasons for doing so. The applicable director will not participate in either the Governance and Nomination Committee or Board deliberations on his or her Resignation Offer.

We have not entered into contracts providing for benefits to the directors upon termination of office, other than as described below.

Agreements with Executive Officers

The Company has the following plans or arrangements in respect of remuneration that may be received by the Company's executive officers that are also directors of the Company in respect of compensating such officer in the event of termination of employment (as a result of resignation, change of control or change of responsibilities).

Pursuant to the employment agreements, each of R. Michael Jones and Frank R. Hallam (hereinafter referred to as "Jones" and "Hallam", respectively; each an "Officer" and together, the "Officers") may resign by giving 90 days' written notice and thereafter be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the "Final Wages").

If an Officer is terminated without cause or resigns for good cause (as defined below), the Company will pay the Officer:

(a) the Final Wages; and

(b) an additional amount equal to 24 months (for Jones and Hallam) of the Officers' annual salary (the "Severance Period"), and the Officer's current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

In the case of either a termination or resignation for good cause following a Change of Control (as defined below), the Company will pay severance as follows (the "COC Severance"):

(a) the Final Wages;

(b) an additional amount equivalent to 24 months' annual salary (the "COC Severance Period");

(c) an additional lump sum equal to the sum of the amounts paid as bonuses to the Officer in respect of the completed three bonus years preceding the date of termination divided by 36 (the "Average Monthly Bonus") multiplied by the number of completed months in the current bonus year through to the termination date; and

(d) an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period, and the Officers' current benefits will continue until the earlier of the end of the COC Severance Period and the Officers' receipt of similar benefits through other employment.

In addition, each Officer shall have a special right to resign on one month's written notice, delivered within 60 days following a Change of Control, in which case the Officer will be entitled to receive the COC Severance.

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

"Change of Control" means:

(a)

the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104 - Takeover Bids and Issuer Bids (or any successor instrument thereto), of Common Shares which, when added to all other Common Shares at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding Common Shares; or

(b)

the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company's Board who were not nominees of the Company's incumbent Board at the time immediately preceding such election; or

(c)	the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or
(d)

a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity's outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction.

"good cause" means the occurrence of one of the following events without the Officer's written consent:

(a)

upon the material breach of any material term of the Employment Agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of the Officer within 30 days after written notice of the breach of default has been delivered by the Officer to the Company; or

(b)	a material reduction in the Officer's responsibilities, title or reporting, except as a result of the Officer's disability; or
(c)	any reduction by the Company in the Officer's then current annual salary; or
(d)	relocation of the Officer's principal office location by more than 25 kilometres

Audit Committee

Audit Committee Charter

The following is the text of the Audit Committee's charter:

1. General

The Board of Directors of the Corporation (the "Board") has established an Audit Committee (the "Committee") to assist the Board in fulfilling its oversight responsibilities. The Committee will review and oversee the financial reporting and accounting process of Platinum Group Metals Ltd. (the "Corporation"), the system of internal control and management of financial risks, the external audit process, and the Corporation's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation's business, operations and risks.

The Corporation's independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation's shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor. In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation's independent auditors, Board and Corporation management. The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

2. Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee. All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE American LLC (collectively, the "Applicable Regulations"), unless otherwise exempt under the Applicable Regulations.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be able to read and understand fundamental financial standards and satisfy all applicable financial literacy requirements of the Applicable Regulations. Additionally, at least one member of the Committee shall: (a) be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and (b) be an "audit committee financial expert" within the meaning of U.S. federal securities laws.

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

• Review any legal matters which could significantly impact the financial statements as reported on by the Corporation's counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

• Review the Corporation's annual and quarterly financial statements, including Management's Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

• Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

• Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

• Review audit issues related to the Corporation's material associated and affiliated companies that may have a significant impact on the Corporation's equity investment.

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

  generally accepted accounting principles have been consistently applied;

  there are any actual or proposed changes in accounting or financial reporting practices; or

  there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

• Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

• Recommend to the Board an external auditor to be nominated for appointment by the Corporation's shareholders. Subject to the appointment of the Corporation's external auditor by the Corporation's shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Corporation's external auditor shall report directly to the Committee.

• Review with the Corporation's management, on a regular basis, the performance of the external auditors, the terms of the external auditor's engagement, accountability and experience.

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

• Ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure contained in the Corporation's financial statements, Management's Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

• Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

• Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

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

• With regard to the Corporation's internal control procedures, the Committee is responsible to:

  review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

  review compliance under the Corporation's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

  review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

  periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4. Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

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

7. Removal and Vacancy

A member may resign from the Committee and may also be removed and replaced at any time by the Board and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation. The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee's powers.

8. Authority

The Committee may:

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

9. Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee. The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation and will be circulated to all members of the Board.

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

Composition

The Audit Committee has been comprised of Iain McLean (Chairman), Diana Walters and Timothy Marlow since February 23, 2018. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are set forth below:

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

Member	Experience/Education
Diana Walters, BA, MA.

Ms. Walters has over 29 years in the financial services sector and has served on the audit committee of other publicly traded companies. Ms. Walters graduated with honours from the University of Texas at Austin with a BA in Plan II Liberal arts and an MA in Energy and Mineral Resources. Ms. Walters has worked on the natural resources sector both as an investment banker and in operating roles. In addition, she gained extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. The board of directors has determined that Ms. Walters is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE American Company Guide.

Timothy Marlow, C.Eng., MIMMM

Mr. Marlow is a registered Charter Engineered in the UK with over 31 years of experience in mining engineering and mine operations in the Americas, Africa and Asia. Mr. Marlow has held roles ranging from project engineer, services and maintenance superintendent, and general manager to Vice President of Operational Excellence for a multi mine group. His mining and project experience span the world including specific African experience in Ghana and Zambia. Mr. Marlow is a graduate of the Camborne School of Mines and is registered as a C.Eng, Registered Charter Engineer in the UK. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining. The board of directors has determined that Mr. Marlow is independent within the meaning of the NYSE American Company Guide.

Responsibilities

See the Audit Committee Charter above for disclosure on the Audit Committee's responsibilities.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any of the exemptions set out in Section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member), Subsection 3.3(2) (Controlled Companies), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 (Acquisition of Financial Literacy) of National Instrument 52 110 - Audit Committees ("NI 52-110"), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Company's Audit Committee is authorized to review the performance of the Company's independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company's auditor for the fiscal years ended August 31, 2019 and August 31, 2018 have been pre-approved by the Audit Committee.

External Auditor Service Fees (By Category)

Disclosure on the aggregate fees billed by the Company's current independent auditor, PricewaterhouseCoopers LLP, during the fiscal year ended August 31, 2019 and August 31, 2018 are described under "Item 16.C. Principal Accountant Fees and Services".

Compensation Committee

Composition

The Compensation Committee has been comprised of Diana Walters (Chairman), Iain McLean and Timothy Marlow since February 23, 2018. All three members of the Compensation Committee are independent.

Responsibilities

The responsibilities of the Compensation Committee include but are not limited to:

• Review, approve and report to the Board annually on management's succession plans for all executive officers, other than the CEO, including specific development plans and career planning for potential successors;

• Review and recommend to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. This includes incentive plan design and other remuneration;

• Review and make recommendations to the Board with respect to all stock options granted under the Corporation's Stock Option Plan[1], all options granted and securities awarded under the Share Compensation Plan and all securities awarded under the Deferred Share Unit Plan (collectively the "Plans"), including the terms and conditions of those grants;

• Review and recommend to the Board the compensation, including salary, incentives, benefits and other perquisites, of all directors and executive officers, except for the CEO; and

• Report on executive compensation as required in public disclosure documents.

• Review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those corporate goals and objectives, consider the Corporate Governance and Nomination Committee's report respecting the CEO's performance and recommend to the Board the CEO's compensation level based on this evaluation, including salary, incentives, benefits and other perquisites.

_______________________________
[1] The Company's Stock Option Plan existed only for the purpose of governing the terms of all outstanding options that were issued under the Stock Option Plan before the adoption of the Company's Share Compensation Plan on February 23, 2017. No options have been outstanding under the Stock Option Plan since May 24, 2019; thus, the  Stock Option Plan is no longer in effect.

• Establish compensation and recruitment policies and practices for the Company's executive officers, including establishing levels of salary, incentives, benefits and other perquisites provided to executives of the Corporation and its subsidiaries; provided, however, that the compensation of individual executive officers shall be subject to the Board's approval.

• Administration of the Company's Plans and recommending to the Board awards under the plans.

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

Responsibilities

The responsibilities of the Governance and Nomination Committee include but are not limited to:

• review and make recommendations to the Board respecting corporate governance in general and regarding the Board's stewardship role in the management of the Company.

• review, approve and report to the Board on:

◾ the establishment of appropriate processes for the regular evaluation of the effectiveness of the Board and its members and its committees and their charters;

◾ in conjunction with the Chair of the Board, the performance of individual directors, the Board as a whole, and committees of the Board;

◾ the performance evaluation of the Chair of the Board and the Chair of each Board Committee;

◾ regularly, the performance evaluation of the CEO, including performance against corporate objectives.

• CEO succession planning;

• oversee compliance with the Company's Code of Business Conduct and Ethics (the "Code"), monitor compliance with the Code, investigate any alleged breach or violation of the Code, authorize any waiver granted in connection with the Code

• oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

D. Employees

As of August 31, 2019 the Company's complement of managers, staff and consultants in Canada consisted of approximately 6 individuals. The Company's complement of managers, staff, consultants, security and casual workers in South Africa currently consisted of approximately 9 individuals, inclusive of 2 individuals active at the Waterberg Project conducting exploration and engineering activities. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required.

E. Share Ownership

With respect to the persons listed in "Compensation", above, who are current directors, officers or employees of the Company, the following table discloses the number and percent of the Common Shares outstanding held by those persons, as of the date of this Annual Report. The Common Shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class(3)
R. Michael Jones Chairman, President, CEO and Director	37,559 (4)	*
Frank R. Hallam CFO and Director	20,863	*
Iain McLean Director	2,033	*
Timothy Marlow Director	300	*
Diana Walters Director	400	*
John A. Copelyn Director	Nil(5)	Nil
Stuart Harshaw Director	5,000	*

Notes:

*  Less than one percent

(1) Includes beneficial, direct and indirect shareholdings.

(2) Does not include stock options and other rights to purchase or acquire shares.

(3) There are 58,603,827 shares of Common Stock issued and outstanding as of the date of filing of this Annual Report.

(4) Of these shares, 9,560 shares are held by 599143 B.C. Ltd., a company 50% owned by Mr. Jones and 50% owned by Mr. Jones' wife.

(5) Does not include shares owned by HCI, of which Mr. Copelyn is the Chief Executive Officer. For a description of such shares, see "Item. 7.A - Major Shareholders".

The following table discloses the options and RSUs outstanding held by the aforementioned persons as of the date of filing of this Annual Report:

		Options			RSUs
Name and Title	Date of Grant/Award or Issuance	# of Shares of Common Stock Subject to Issuance	Exercise Price in CAD Per Share	Expiry Date	# of Shares of Common Stock Subject to Issuance	Maturity (1) Date
R. Michael Jones President, CEO and Director	Apr 9, 2019	375,000	$2.61	Apr 9, 2024	50,159	Dec 15, 22
Frank R. Hallam CFO and Director	Apr 9, 2019	325,000	$2.61	Apr 9, 2024	45,382	Dec 15, 22
Iain McLean Chairman and Director	Apr 9, 2019	16,800	$2.61	Apr 9, 2024	-	-
Timothy Marlow Director	Apr 9, 2019	16,800	$2.61	Apr 9, 2024	-	-
Diana Walters Director	Apr 9, 2019	16,800	$2.61	Apr 9, 2024	-	-
John A. Copelyn Director	Apr 9, 2019	16,800	$2.61	Apr 9, 2024	-	-
Stuart Harshaw Director	Apr 9, 2019	16,800	$2.61	Apr 9, 2024	-	-

Note:

(1) Vesting as to 33 1/3% on each of the 12, 24 and 36-month anniversary of the Date of Award. All vesting and issuance or payments, as applicable, in respect of an RSU shall be completed no later than December 15 of the 3rd calendar year commencing after the Dare of Award for such RSU.

Share Compensation Plan

The Share Compensation Plan was adopted by the Company for a three year term after it was approved by the shareholders at the annual general meeting held on February 23, 2017 (the "Adoption Date"). As of the Adoption Date, the Share Compensation Plan govern all new awards of RSUs and grants of options to purchase Common Shares (the "Options").

The Share Compensation Plan is a 10% "rolling" plan whereby the number of Common Shares which may be issuable pursuant to RSUs awarded and Options granted under the Share Compensation Plan, together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the award or grant.

The Share Compensation Plan provides participants (each, an "SCP Participant"), who may include participants who are citizens or residents of the United States (each, a "US-SCP Participant"), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant.

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

The following people will be eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant (defined under the Share Compensation Plan as a consultant that (x) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities, or (y) otherwise satisfies the requirements to participate in an "employee benefit plan" as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, registered by the Company on Form S-8). Non-employee directors of the Company will not be eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Company will continue to be eligible to participate in respect of Options, however, only on a limited basis. See "Restrictions on the Award of RSUs and Grant of Options" below. Under the Existing Plan, directors of the Company have been technically eligible to participate on a discretionary basis without any limits on participation.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the "SCP Administrators") based on the recommendation of the compensation committee of the Board (the "Compensation Committee"). The SCP Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant.

As of the date of filing of this Annual Report, the Company has 58,603,827 Common Shares issued and outstanding. Accordingly, the aggregate number of Common Shares that may be issued pursuant to the Share Compensation Plan is 5,860,383, less 1,777,443 Common Shares issuable pursuant to RSUs and options outstanding under the Share Compensation Plan.

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

The following table discloses the holders of the Common Shares who are known or believed by the Company to be the beneficial owners of 5% or more of the Common Shares (the "Major Shareholders"). The percentages in the table below are based on 58,603,827 Common Shares outstanding as November 22, 2019, except as noted.

	Amount and Nature of Beneficial Ownership	Percent of Class
Identity of Person or Group
Hosken Consolidated Investments Limited (1)	17,969,057	30.66%
Franklin Resources, Inc./Franklin Advisors, Inc. (2)	11,662,161	19.9%
Liberty Metals & Mining Holdings, LLC.	11,061,819	18.88%

Notes:

(1) Based on information HCI provided to the Company as of November 22, 2019, HCI through its wholly owned subsidiary Deepkloof Limited had sole voting and dispositive power with respect to 17,969,057 Common Shares.

(2) Based on information Franklin Resources, Inc./Franklin Advisors, Inc. provided to the Company as of November 22, 2019, Franklin Resources, Inc./Franklin Advisors, Inc. had sole voting and dispositive power with respect to 11,662,161 Common Shares. Franklin Resources, Inc./Franklin Advisors, Inc. also holds an $8.0 million principal amount of convertible notes, 1,683,104 of the underlying shares for which are reported in the table above subject to a 19.9% beneficial ownership limitation.

(3) Based on information LMM provided to the Company as of November 22, 2019, LMM had sole voting and dispositive power with respect to 11,061,819 Common Shares.

Except as disclosed in the table above, the Company is not aware of any other person or group who owns more than 5% of the issued and outstanding Common Shares as of November 22, 2019.

In their capacity as shareholders of the Company, the Company's Major Shareholders have the same voting rights as other holders of the Common Shares.

We are aware of the following significant changes in the percentage ownership held by the foregoing Major Shareholders over the past three years:

  HCI first became a shareholder of the Company in 2018.

  LMM's percentage ownership has varied from time to time, although it has continued to be a Major Shareholder throughout this period.

Based on information available to the Company, as of October 11, 2019, approximately 57.14% of the Company's outstanding Common Shares were beneficially owned in the United States, by approximately 9,911 holders with U.S. addresses.

B. Related Party Transactions

For purposes of this section, a Related Party means (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual's family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the Company for purposes of this disclosure.

Neither the Company nor any of its subsidiaries has made any loan or guarantee in favor of any Related Party, nor has any Related Party been indebted to the Company or its subsidiaries, since September 1, 2018.

Neither the Company nor any of its subsidiaries is a party to any transactions since September 1, 2018 or any presently proposed transactions involving a Related Party, which transactions are material to the Company or the Related Party or are unusual in their nature or conditions, except as follows or as described elsewhere in this Annual Report:

(1) LMM, a Major Shareholder, was the lender to the Company pursuant to the LMM Facility, as amended and restated which was paid in full in August 2019. The transactions between the Company and LMM are more fully described elsewhere in this Annual Report. LMM purchased 7,575,758 Common Shares in the LMM Private Placement as more fully described elsewhere in this Annual Report.

(2) Franklin Advisors, Inc., a Major Shareholder, subscribed on behalf of certain funds for $8 million of the principal amount of convertible notes issued by the Company on June 30, 2017. Based on information provided to the Company as of November 22, 2019 by Franklin Advisors, Inc., the Company believes that Franklin Advisors, Inc. continues to hold such notes. Transactions relating to the convertible notes are more fully described elsewhere in this Annual Report. In addition, Franklin Advisors, Inc. purchased 4,000,000 Common Shares in the BMO Public Offering as more fully described elsewhere in this Annual Report.

(3) HCI, a Major Shareholder, indirectly acquired through its subsidiary Deepkloof 2,141,942 Common Shares in the February 2019 Private Placement, 1,111,111 Common Shares in the June 2019 Private Placement and 6,940,000 Common Shares in the Deepkloof Private Placement, as more fully described elsewhere in this Annual Report.

(4) Compensatory matters relating to the Company's directors and executive officers are described in Item 6 of this Annual Report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 18 hereof and filed as part of this Annual Report. These financial statements include the consolidated balance sheets as at August 31, 2019 and 2018 and the statements of operations and cash flows for the three years ended August 31, 2019.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements have been prepared under the historical cost convention.

Legal Proceedings

On August 28, 2018 the Company received a summons issued by Africa Wide in the High Court of South Africa whereby Africa Wide, formerly the holder of a 17.1% interest in Maseve, instituted legal proceedings in South Africa against the Company's wholly owned subsidiary, PTM RSA, RBPlat and Maseve ("Defendants") in relation to the Maseve Sale Transaction. See above at Item 5.A. - Operating results - Maseve - Sale in Fiscal 2018 to Royal Bafokeng Platinum. Africa Wide sought to set aside the Maseve Sale Transaction, alternatively, sought that Africa Wide be paid the "true value" of its 17.1% shareholding in Maseve, to be determined at the time prior to the implementation of stage one of the Maseve Sale Transaction. Africa Wide averred that (i) pursuant to the term sheet pertaining to the Maseve Sale Transaction the Defendants disposed of Maseve's main asset (allegedly the plant) without Africa Wide's consent as required under the Maseve shareholders agreement; (ii) such disposal significantly devalued its shares in Maseve which (iii) resulted in the disposal of Africa Wide's shares in Maseve through a drag-along provision in Maseve's constitutional documents and (iv) that Africa Wide did not have an election to refuse to dispose of its shareholding.

On November 21, 2018 in the High Court of South Africa, RBPlat, as second defendant, filed exceptions to Africa Wide's "particulars of claim on the grounds that they were vague and embarrassing and/or lacked averments necessary to sustain a cause of action". The Company, as first defendant, was not required to file any motion or heads of arguments related to the Africa Wide particulars of claim until such time as the exceptions filed by RBPlat were heard and ruled upon by the High Court.

Both Africa Wide and RBPlat filed heads of arguments relating to RBPlat's exceptions with the High Court on or around March 11, 2019. Subsequently, on March 27, 2019, the High Court in Johannesburg held a hearing at which RBPlat's exceptions were argued before two judges. Following the hearing, the judges ordered that RBPlat's exceptions be upheld. Africa Wide was also ordered to pay costs.

On April 17, 2019 Africa Wide filed amended particulars of claim with the High Court of South Africa, wherein Africa Wide seeks to set aside the Maseve Sale Transaction. Africa Wide claims (i) that pursuant to the definitive legal agreements pertaining to the Maseve Sale Transaction the defendants disposed of Maseve's main asset (allegedly the plant and certain surface assets) without Africa Wide's consent as required under the Maseve shareholders agreement; (ii) had it not been for such disposal, Africa Wide would not have disposed of its shares in Maseve; and (iii) that Africa Wide was forced to dispose of its shares in Maseve. In the alternative, Africa Wide seeks merely to set aside the sale of the plant and certain surface assets. Senior counsel for RBPlat and PTM RSA have both reviewed the amended particulars of claim as filed by Africa Wide.

On May 9, 2019 the Company filed notice in the High Court calling upon Africa Wide to produce those agreements and documents upon which it has based its claim. Africa Wide has declined to produce those documents.

Statements of defence have separately been filed by the company and by RBPlat and Maseve. In each instance the statements of defence include a special plea of nonjoinder. The defendants contend that other entities, having a direct and substantial interest in the relief which Africa Wide seeks, ought to have been joined by Africa Wide as defendants in these proceedings. Following a case management meeting held before the two judges, and upon a hearing having been scheduled in regard to the special pleas of nonjoinder, Africa Wide has now taken the decision to proceed with joinder applications (and the need for a special hearing in regard to the pleas of nonjoinder has been averted).

While both the Company and RBPlat believe and have been so advised by their respective legal counsel, that the Africa Wide action is factually and legally defective, no assurance can be provided that the Company will prevail in this action.

Tax Audit South Africa

During the 2014, 2015 and 2016 fiscal years, PTM RSA claimed unrealized foreign exchange differences as income tax deductions in its South African corporate tax returns in the amount of Rand 1.4 billion. The exchange losses emanate from a Canadian dollar denominated shareholder loan advanced to PTM RSA and weakening of the Rand. Under applicable South African tax legislation, exchange losses can be claimed in the event that the shareholder loan is classified as a current liability as determined by IFRS.

For the years in question, the intercompany debt was classified as current in PTM RSA's audited financial statements. During 2018, the South African Revenue Service, or SARS, conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018. SARS proposed that the exchange losses be disallowed on the basis that SARS is not in agreement with the reclassification of the shareholder loan as a current liability. SARS also invited the Company to provide further information and arguments if we disagreed with the audit findings. On the advice of the Company's legal and tax advisors, the Company is in strong disagreement with the proposed interpretation by SARS.

The Company responded to the SARS letter on January 31, 2019 and again on April 5, 2019 following a request for additional information received on March 20, 2019. The Company also met with SARS, together with the Company's advisors, on May 30, 2019 in order to address any remaining concerns that SARS may have. At present this matter is unresolved and SARS has not issued any reassessment in relation to this matter. Should SARS issue any negative reassessment in relation to this matter, such reassessment will be legally contested by PTM RSA.

In the event that the exchange losses are disallowed by SARS, the Company estimates that for the years under review that PTM RSA's exposure would be taxable income of approximately Rand 182 million and an income tax liability of approximately Rand 51 million (approximately $3.35 million at period end based on the daily exchange rates reported by the Bank of Canada on August 30, 2019). For fiscal years 2017 and 2018 we estimate that a further Rand 266 million in income could be subject to taxation at a rate of approximately 28% if our exchange losses are disallowed by SARS. SARS may apply interest and penalties to any amounts due, which could be substantial. The Company believes its accounting classification of the shareholder loan is correct and that no additional tax assessment is warranted; however, we cannot assure that SARS will not issue a reassessment or that we will be successful in legally contesting any such assessment. Any assessment could have a material adverse effect on the Company's business and financial condition.

Dividend Policy

We have not declared any dividends since incorporation and do not anticipate doing so in the foreseeable future. The following restrictions could prevent the Company from paying dividends or distributions:

  The exchange controls of the Government of South Africa. See Item 4.B. - South African Regulatory Framework;

  In 2012, the Government of South Africa replaced the longstanding secondary tax on corporations with a dividend tax levied on shareholders. Before the new dividend tax became law, secondary tax on corporations had been levied at a rate of 10% on all dividends declared by companies resident in South Africa. The current rate of dividends tax is 20%. Under an existing tax treaty between Canada and South Africa, the effective rate under the new dividend tax in South Africa on dividends paid from PTM RSA to the Company will be 5% of the gross amount of dividends, provided the Company continues to hold at least 10% of the capital of PTM RSA. Dividend taxes are to be withheld by corporations in South Africa on behalf of shareholders and remitted to the South African Revenue Service; and

  The 2019 Sprott Facility specifies that the Company may not declare and pay dividends during the term of the 2019 Sprott Facility, except with the prior written consent of the Sprott Lenders.

The Company has no current dividend or distribution policy and has no present intention to change its dividend or distribution policy, as it anticipates that all available funds will be invested to finance the growth of its business. The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time.

B. Significant Changes

There have been no significant changes since August 31, 2019, except as otherwise discussed herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the TSX and on the NYSE American for each full quarterly period within the two most recent fiscal years ended August 31st and any subsequent period:

PERIOD	TSX HIGH CDN$	TSX LOW CDN$	NYSE AMERICAN HIGH USD$	NYSE AMERICAN LOW USD$
2019
Fourth Quarter	2.60	1.49	1.99	1.15
Third Quarter	2.89	1.71	2.17	1.25
Second Quarter	2.33	1.67	1.75	1.20
First Quarter	2.60	1.40	2.00	1.00
2018
Fourth Quarter	0.17	0.12	0.13	0.10
Third Quarter	0.45	0.14	0.35	0.11
Second Quarter	0.72	0.36	0.58	0.28
First Quarter	0.89	0.40	0.72	0.32

The following table sets forth the high and low market prices of the Common Shares for the five most recent fiscal years ended August 31:

YEARS ENDING AUG. 31	TSX HIGH CDN$	TSX LOW CDN$	NYSE AMERICAN HIGH USD$	NYSE AMERICAN LOW USD$
2019
2018	0.89	0.12	0.72	0.10
2017	3.97	0.64	3.08	0.51
2016	5.25	1.35	4.04	1.00
2015	1.19	0.32	1.08	0.24

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX HIGH CDN$	TSX LOW CDN$	NYSE AMERICAN HIGH USD$	NYSE AMERICAN LOW USD$
October 2019	2.17	1.98	1.66	1.50
September 2019	2.50	1.95	1.89	1.47
August 2019	2.60	1.57	1.99	1.18
July 2019	2.02	1.77	1.53	1.32
June 2019	1.85	1.49	1.39	1.15
May 2019	1.95	1.71	1.45	1.25

The closing price of the Common Shares on November 25, 2019 was C$1.76 on the TSX and $1.33 on the NYSE American.

There have been no trading suspensions in the prior three years.

B. Plan of Distribution

Not applicable.

C. Markets

The Common Shares are listed on the TSX under the symbol "PTM" and on the NYSE American under the symbol "PLG".

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Incorporation

The Company was formed by way of an amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation on February 18, 2002 under the Company Act (British Columbia) pursuant to an order of the Supreme Court of British Columbia. The Company was transitioned to the BCBCA on January 25, 2005. The Company's British Columbia incorporation number is BC0642278.

Objects and Purposes

Neither the Notice of Articles nor the Articles of the Company contain a limitation on objects and purposes.

Directors

Part 17 of the Articles deals with the directors' involvement in transactions in which they have an interest. Article 17.2 provides that a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

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

A director who ceases to be qualified to act as a director of the Company must promptly resign.

Section 120 of the BCBCA provides that every company must have at least one director, and a public company must have at least three directors.

Rights, Preference and Restrictions

All of the shares in the authorized share structure of the Company are of the same class, being the Common Shares and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs after the Company have paid out its liabilities. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The shareholders are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or sinking funds, and there are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders may be altered only with the approval of the holders of 2/3 or more of the Common Shares voted at a meeting of the Company's shareholders called and held in accordance with the Articles and applicable law.

Shareholder Meetings

The BCBCA provides that: (i) a general meeting of shareholders must be held in British Columbia, unless otherwise provided in the Company's Articles (and the Company's Articles provide that a meeting of shareholders may be held in or outside of British Columbia as determined by a resolution of the directors); (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) or be less than 21 days before the date on which the meeting is to be held; (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the Articles (and the Company's Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting); (v) the holders of not less than five percent of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the Supreme Court of British Columbia (the "Court") may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the Court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or British Columbia or in the Company's charter documents. See "Exchange Controls" below in this Annual Report for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire the Common Shares.

Change in Control

There are no provisions in the Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving its company or any of its subsidiaries.

Ownership Threshold

There are no provisions in the Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10%  of the voting rights attached to all the reporting issuer's outstanding voting securities. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Articles governing changes in the rights of holders of Common Shares where such conditions are more significant than is required by the laws of British Columbia.

Description of Capital Structure

The Company's authorized share structure consists of an unlimited number of Common Shares without par value, of which 58,603,827 Common Shares were issued and outstanding as of the date of filing of this Annual Report. All of the issued Common Shares are fully paid. The Company does not own any of its Common Shares.

On July 10, 2012 the Company announced that its board of directors had approved the adoption of a shareholder rights plan dated July 9, 2012 (the "Shareholder Rights Plan") subject to shareholder approval, which was approved at the Company's annual general meeting held on January 8, 2013 and which shareholder approval was renewed at the Company's Annual General Meeting held on February 26, 2016. The Shareholders Rights Plan continued in force up to the end of the Company's annual general meeting of shareholders dated February 22, 2019, at which meeting a further shareholder approval was not sought. As a result, the Shareholders Rights Plan was terminated and is no longer in force or effect.

C. Material Contracts

Neither the Company nor its subsidiaries has been a party within the two years immediately preceding the publication of this Annual Report to a contract that is material to the Company, except for (i) contracts entered into in the ordinary course of business, and (ii) contracts discussed elsewhere in this Annual Report.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends, profits, interest, royalties and other payments by the Company to non-resident holders of the Common Shares, except as discussed below under "Item 10.E. Taxation."

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a "non-Canadian" not acquire "control" of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Canadian Federal Income Tax Consequences

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a beneficial holder of Common Shares who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company, is not affiliated with the Company, holds such Common Shares as capital property, is neither resident nor deemed to be resident in Canada, does not use or hold, and will not be deemed to use or hold, Common Shares in a business carried on in Canada, is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the "Canada-U.S. Tax Convention"), and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention (each, a "US Resident Holder"). In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. US Resident Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Common Shares will generally be considered to be capital property to a US Resident Holder unless the US Resident Holder holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a US Resident Holder (a) that is a "financial institution" for purposes of the mark to market rules contained in the Tax Act; (b) an interest in which is or would constitute a "tax shelter investment" as defined in the Tax Act; (c) that is a "specified financial institution" as defined in the Tax Act; (d) that is a corporation that does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (e) that reports its "Canadian tax results" in a currency other than Canadian currency, all as defined in the Tax Act; (f) that is exempt from tax under the Tax Act; or (g) that has entered into, or will enter into, a "synthetic disposition arrangement" or a "derivative forward agreement" with respect to the Common Shares, as those terms are defined in the Tax Act. Such US Resident Holders should consult their own tax advisors with respect to their holding of Common Shares.

Special considerations, which are not discussed in this summary, may apply to a US Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such US Resident Holders should consult their own advisors.

This summary does not address the deductibility of interest by a US Resident Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Common Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the "Tax Proposals") which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-U.S. Tax Convention, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the holding of Common Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular US Resident Holder. US Resident Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Amounts Determined in Canadian Dollars

For purposes of the Tax Act, all amounts relating to the Common Shares must be expressed in Canadian dollars, including cost, adjusted cost base, proceeds of disposition, and dividends, and amounts denominated in U.S. dollars must be converted to Canadian dollars using single daily exchange rate published by the Bank of Canada on the particular date the particular amount arose, or such other rate of exchange as may be accepted by the CRA. US Resident Holders may therefore realize additional income or gain by virtue of changes in foreign exchange rates and are advised to consult with their own tax advisors in this regard. Currency tax issues are not discussed further in this summary.

Taxation of Dividends

Subject to an applicable international tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a non-resident of Canada on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a US Resident Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a US Resident Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain US Resident Holders that are qualifying religious, scientific, literary, educational, or charitable tax exempt organizations or qualifying trusts, companies, organizations, or arrangements operated exclusively to administer or provide pension, retirement, or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Common Shares

A US Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such US Resident Holder on a disposition of Common Shares, unless the Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the US Resident Holder at the time of the disposition and are not "treaty-protected property" (as defined in the Tax Act) of the US Resident Holder at the time of the disposition.

Generally, as long as the Common Shares is then listed on a designated stock exchange (which currently includes the TSX and the NYSE American), the Common Shares will not constitute taxable Canadian property of a US Resident Holder, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (a) the US Resident Holder, persons with which the US Resident Holder does not deal at arm's length, partnerships whose members include, either directly or indirectly through one or more partnerships, the US Resident Holder or persons which do not deal at arm's length with the US Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the authorized share structure of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

In the case of a US Holder, the Common Shares of such US Holder will generally constitute "treaty- protected property" for purposes of the Tax Act unless the value of the Common Shares is derived principally from real property situated in Canada. For this purpose, "real property" has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

Taxation of Capital Gains and Losses

If the Common Shares are taxable Canadian property of a US Resident Holder and is not treaty-protected property of that US Resident Holder at the time of its disposition, that US Resident Holder will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Shares exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Common Shares immediately before the disposition and any reasonable expenses incurred for the purpose of making the disposition.

Generally, one half of any capital gain (a "taxable capital gain") realized by a US Resident Holder must be included in the US Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss incurred by a Resident Holder (an "allowable capital loss") must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

US Resident Holders whose Common Shares are taxable Canadian property should consult their own advisors.

United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined herein) arising from and relating to the ownership and disposition of shares of Common Stock. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the ownership and disposition of shares of Common Stock. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of shares of Common Stock. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of shares of Common Stock.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own shares of Common Stock as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired shares of Common Stock in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares of Common Stock other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are required to accelerate the recognition of any item of gross income with respect to shares of Common Stock as a result of such income being recognized on an applicable financial statement; or (j) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold shares of Common Stock in connection with carrying on a business in Canada; (d) persons whose shares of Common Stock constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of shares of Common Stock.

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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of shares of Common Stock. Based on current business plans and financial expectations, the Company believes that it may be a PFIC for its current tax year ending August 31, 2020 and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a ''Subsidiary PFIC''), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of shares of Common Stock. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of shares of Common Stock are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns shares of Common Stock, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of shares of Common Stock will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of shares of Common Stock; and (b) any "excess distribution" received on the shares of Common Stock. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the shares of Common Stock, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of shares of Common Stock (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on shares of Common Stock or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective shares of Common Stock. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its shares of Common Stock begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its shares of Common Stock. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the shares of Common Stock to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of shares of Common Stock.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the shares of Common Stock in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the shares of Common Stock, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such shares of Common Stock were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a "purging" election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its shares of Common Stock. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the shares of Common Stock are marketable stock. The shares of Common Stock generally will be "marketable stock" if the shares of Common Stock are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its shares of Common Stock generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such shares of Common Stock. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the shares of Common Stock for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the shares of Common Stock.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the shares of Common Stock, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such shares of Common Stock. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the shares of Common Stock, over (b) the fair market value of such shares of Common Stock (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the shares of Common Stock to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of shares of Common Stock, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the shares of Common Stock cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Additional information relating to the Company may be found on SEDAR, the system for electronic document analysis and retrieval, at www.sedar.com and on EDGAR, the SEC's electronic data gathering, analysis and retrieval database, at www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company's Financial Statements and Management's Discussion and Analysis for the year ended August 31, 2019.

Copies of the above may be obtained, on the Company's website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; on the SEC's EDGAR website at www.sec.gov; or by calling the Company's investor relations personnel at 604-899-5450.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Currency Risk

While the Company's financial statements are presented in U.S. dollars, the Company's functional currency is the Canadian dollar, the functional currency of the Company's subsidiaries is the South African Rand, and a significant portion of the Company's and its subsidiaries' expenses are incurred in Canadian dollars and South African Rand. Therefore, the Company is subject to currency risk with respect to changes in exchange rates among the U.S. dollar, Canadian dollar and South African Rand. The Company has not entered into any agreements or purchased any instruments to hedge its currency risks. A hypothetical 10% strengthening/weakening in the U.S. dollar versus the Canadian dollar and Rand would have given rise to a decrease/increase in net loss for the year ended August 31, 2019 of approximately $3.4 million (2018 - $6.8 million). For further information, see note 18 to the Company's financial statements.

(b) Interest Rate Risk

The Company has no primary exposure to interest rate risk through its borrowings under the 2019 Sprott Facility, which bears annual interest at 11.0%, or through its outstanding Notes, which bear interest at an annual rate of 6 7/8%. The Company has no other material borrowing or interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Certain restrictions on the payment of dividends are described under Item 8.A.

ITEM 15. CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company's disclosure controls and procedures as at August 31, 2019 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as at August 31, 2019.

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company's internal control over financial reporting as at each fiscal year end. Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting as at August 31, 2019. Based on this evaluation, management has concluded that the Company's internal controls over financial reporting was effective as at August 31, 2019.

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in the Company's internal control over financial reporting during the year ended August 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Non-accelerated filers are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management's assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as a non-accelerated filer and therefore has not included an independent auditor attestation of management's assessment of the effectiveness of its internal control over financial reporting in this  Annual Report or in its audited annual consolidated financial statements for the year ended August 31, 2019.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that there are two financial experts on the Company's Audit Committee: Iain McLean, director and Diana Walters, director. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc. (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995. Ms. Walters has worked on the natural resources sector both as an investment banker and in operating roles. In addition, she gained extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. Each of Mr. McLean and Ms. Walters is independent within the meaning of NYSE American listing standards.

ITEM 16B. CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code of Conduct includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code of Conduct and accountability for adherence to the Code of Conduct. A copy of the Code of Conduct is posted on the Company's website, at www.platinumgroupmetals.net.

The Company has not granted any waiver, including any implicit waiver, from a provision of the Code during the Company's most recently completed fiscal year ending August 31, 2019.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's current independent auditor, PricewaterhouseCoopers LLP, during the fiscal years ended August 31, 2019 and 2018 are set forth below in $:

	Year ended August 31, 2019 ($)	Year ended August 31, 2018 ($)
Audit Fees	206,767	324,828
Audit-Related Fees(1)	88,722	42,226
All Other Fees(2)	1,504	45,398
Total	296,996	412,512

Notes:

(1) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements, which are not included under the heading "Audit Fees".

(2) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees".

Pre-Approval Policies

The Audit Committee's pre-approval policies are described under Item 6.C. Board Practices.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any affiliated purchaser during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

The Common Shares are listed for trading on the NYSE American. Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE American is required to state its quorum requirement in its bylaws. The Company's quorum requirement is set forth in its articles. The Company's articles provide that a quorum for the transaction of business at any shareholders' meetings is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted thereat. However, if there is only one shareholder entitled to vote at a meeting of shareholders, the quorum is one person who is, or who represents by proxy, that shareholder. If within one-half hour from the time set for the holding of a shareholders' meeting, a quorum is not present, a meeting convened by requisition of the shareholders shall be dissolved. In any other case a meeting shall stand adjourned to the same day in the next week at the same time and place; and, if a quorum is not present within one-half hour from the time appointed for the adjourned meeting, the persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at such meeting shall constitute a quorum.

Proxy Delivery Requirement: NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. The Company is a foreign private issuer as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of such Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements: NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of Common Shares (or securities convertible into Common Shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under British Columbia law or under the policies of the Toronto Stock Exchange unless the transaction: materially affects control of the listed issuer; provides consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm's length; or the transaction is a private placement for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction where the price per security is less than the market price (as such term is defined under Toronto Stock Exchange policies) but within the discounts allowable under Toronto Stock Exchange policies. The Company will seek a waiver from NYSE American's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under British Columbia law or under the policies of the Toronto Stock Exchange.

The foregoing is consistent with the laws, customs and practices in Canada.

ITEM 16H. MINE SAFETY DISCLOSURE

The Company was not the operator and did not have a subsidiary that was an operator of a coal or other mine, as defined in Section 3 of the Federal Mine Safety and Health Act of 1977, in the United States during the year ended August 31, 2019.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

Following are the Company's Consolidated Financial Statements for the year ended August 31, 2019

Platinum Group Metals Ltd.

Consolidated Financial Statements

(all amounts in thousands of United States Dollars unless otherwise noted)

For the year ended August 31, 2019

Filed: November 25, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Platinum Group Metals Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Platinum Group Metals Ltd. and its subsidiaries (together, the Company) as of August 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended August 31, 2019, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended August 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has significant amounts of debt payable without any current source of operating income. The Company also has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

November 25, 2019

We have served as the Company's auditor since 2007.

PLATINUM GROUP METALS LTD.
Consolidated Statements of Financial Position
(in thousands of United States Dollars)

	August 31, 2019	August 31, 2018
ASSETS
Current
Cash	$5,550	$3,017
Restricted Cash - Waterberg	-	126
Marketable Securities (Note 4)	-	7,084
Amounts receivable	507	863
Prepaid expenses	298	226
Total current assets	6,355	11,316

Performance bonds and other assets	65	70
Exploration and evaluation assets (Note 5)	36,792	29,406
Property, plant and equipment	451	1,057
Total assets	$43,663	$41,849

LIABILITIES
Current
Accounts payable and other liabilities	$4,134	$3,572
Brokerage fees payable (Note 8)	2,775	-
Total current liabilities	6,909	3,572

Loans payable (Note 7,8)	18,785	42,291
Convertible notes (Note 9)	16,075	14,853
Warrant derivative (Note 11)	3,051	663
Total liabilities	$44,820	$61,379

SHAREHOLDERS' EQUITY
Share capital (Note 10)	$855,270	$818,454
Contributed surplus	26,777	25,950
Accumulated other comprehensive loss	(159,637)	(159,742)
Deficit	(739,018)	(715,344)
Total shareholders' deficit attributable to
shareholders of Platinum Group Metals Ltd.	(16,608)	(30,682)

Non-controlling interest	15,451	11,152
Total shareholders' deficit	(1,157)	(19,530)
Total liabilities and shareholders' deficit	$43,663	$41,849

Going Concern (Note 1) Contingencies and Commitments (Note 14)

Approved by the Board of Directors and authorized for issue on November 25, 2019

/s/ Iain McLean	/s/ Diana Walters
Iain McLean, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.	2

PLATINUM GROUP METALS LTD.
Consolidated Statements of Loss and Comprehensive Loss
(in thousands of United States Dollars except share and per share data)

	Years Ended
	August 31, 2019	August 31, 2018	August 31, 2017

Expenses
General and administrative (Note 17)	$4,677	$6,084	$5,749
Interest	8,355	18,414	367
Foreign exchange loss (gain)	1,006	4,068	(4,563)
Share of joint venture expenditures - Lion Battery (Note 6)	595	-	-
Stock compensation expense (Note 10)	787	77	1,144
Closure, care and maintenance costs (recovery)	(509)	14,437	-
Impairment charge	-	-	589,162
	$14,911	$43,080	$591,859
Other Income
Loss (Gain) on fair value derivatives and warrants (Note 9,11)	2,732	(3,726)	(2,081)
Loss on Asset Held for Sale	-	2,304	-
(Gain) Loss on fair value of marketable securities (Note 4)	(609)	105	-
Net finance income	(364)	(739)	(1,062)
Loss for the year before income taxes	$16,670	$41,024	$588,716

Deferred income tax expense	106	-	1,655
Loss for the year	$16,776	$41,024	$590,371

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(105)	(6,350)	(59,086)
Tax impact of previously recorded to comprehensive loss	-	(15,527)	-

Comprehensive loss for the year	$16,671	$19,147	$531,285

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	16,776	38,682	542,415
Non-controlling interests	-	2,342	47,956
	$16,776	$41,024	$590,371

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$16,671	16,805	480,741
Non-controlling interests	-	2,342	50,544
	16,671	$19,147	$531,285

Basic and diluted loss per common share	$0.52	$2.03	$43.04

Weighted average number of common shares outstanding:
Basic and diluted	32,534,646	19,053,144	12,601,908

The accompanying notes are an integral part of the consolidated financial statements.	3

PLATINUM GROUP METALS LTD.
Consolidated Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non-Controlling Interest	Total
Balance August 31, 2016	8,885,703	$714,190	$24,003	$(232,179)	$(125,245)	$380,769	$38,679	$419,448
Stock based compensation	-	-	1,867	-	-	1,867	-	1,867
Share issuance - financing	5,731,375	88,774	-	-	-	88,774	-	88,774
Share issuance costs	-	(7,210)	-	-	-	(7,210)	-	(7,210)
Shares issued on conversion of convertible note	1,319	12	-	-	-	12	-	12
Shares issued for loan facilities	228,541	5,128	-	-	-	5,128	-	5,128
Transactions with non-controlling interest	-	-	-	-	43	43	(43)	-
Foreign currency translation adjustment	-	-	-	61,674	-	61,674	(2,588)	59,086
Net loss for the year	-	-	-	-	(542,415)	(542,415)	(47,956)	(590,371)
Balance August 31, 2017	14,846,938	$800,894	$25,870	$(170,505)	$(667,617)	$(11,358)	$(11,908)	$(23,266)
Stock based compensation	-	-	80	-	-	80	-	80
Shares issued for interest on convertible note	1,001,987	1,416	-	-	-	1,416	-	1,416
Units issued - financing	13,254,486	18,557	-	-	-	18,557	-	18,557
Unit issuance costs	-	(2,413)	-	-	-	(2,413)	-	(2,413)
Non-controlling interest impact of the sale of Maseve	-	-	-	(11,114)	(7,690)	(18,804)	18,804	-
Equity impact from the partial sale of Waterberg	-	-	-	-	14,172	14,172	1,962	16,134
Contributions of Waterberg JV Co	-	-	-	-	-	-	4,636	4,636
Foreign currency translation adjustment	-	-	-	6,350	-	6,350	-	6,350
Tax impact from Waterberg and other equity transactions	-	-	-	15,527	(15,527)	-	-	-
Net loss for the year	-	-	-	-	(38,682)	(38,682)	(2,342)	(41,024)
Balance August 31, 2018	29,103,411	$818,454	$25,950	$(159,742)	$(715,344)	$(30,682)	$11,152	$(19,530)
IFRS 9 transition adoption on September 1, 2018[1]	-	-	-	-	(5,781)	(5,781)	-	(5,781)
Balance September 1, 2018 (restated)	29,103,411	$818,454	$25,950	$(159,742)	$(721,125)	$(36,463)	$11,152	$(25,311)
Stock based compensation	-	-	827	-	-	827	-	827
Shares issued for interest on convertible note	545,721	687	-	-	-	687		687
Share issuance - financing	27,077,885	35,024	-	-	-	35,024		35,024
Share issuance costs	-	(1,876)	-	-	-	(1,876)	-	(1,876)
Warrants exercised	1,048,770	1,981	-	-	-	1,981	-	1,981
Shares issued for loan facility	800,000	1,000	-	-	-	1,000	-	1,000
Contributions of Waterberg JV Co	-	-	-	-	(1,117)	(1,117)	4,299	3,182
Foreign currency translation adjustment	-	-	-	105	-	105	-	105
Net loss for the year	-	-	-	-	(16,776)	(16,776)	-	(16,776)
Balance August 31, 2019	58,575,787	$855,270	$26,777	$(159,637)	$(739,018)	$(16,608)	$15,451	$(1,157)

__________________________________
[1] See Note 2 and Note 8 below for details.

The accompanying notes are an integral part of the consolidated financial statements.	4

PLATINUM GROUP METALS LTD.
Consolidated Statements of Cash Flows
 (in thousands of United States Dollars)

	For the year ended
	August 31, 2019	August 31, 2018	August 31, 2017

OPERATING ACTIVITIES
Loss for the year	$(16,776)	$(41,024)	$(590,371)

Add items not affecting cash:
Depreciation	235	347	535
Interest expense	8,355	18,414	367
Unrealized foreign exchange gain (loss)	13	(65)	(324)
Share of joint venture expenditures	595	-	-
Loss on assets held for sale	-	2,305	-
Gain (Loss) on fair value of convertible debt derivatives	2,732	(3,726)	(2,081)
(Gain) Loss on marketable securities	(609)	105	-
Deferred tax expense	106	-	1,656
Stock compensation expense	787	77	1,144
Impairment charge	-	-	589,162
Net change in non-cash working capital (Note 15)	(390)	209	2,533
	$(4,952)	$(23,358)	$2,621

FINANCING ACTIVITIES
Share issuance - warrant exercise	$1,783	$-	$-
Proceeds from issuance of equity	25,024	19,882	88,774
Equity issuance costs	(1,876)	(2,562)	(7,210)
Cash received from sale of Maseve	-	62,000	-
Cash proceeds convertible note	-	-	20,000
Costs associated with convertible note	-	(95)	(249)
Convertible note interest paid	(687)	-	-
Cash proceeds from debt	20,000	10,000	5,000
Costs associated with debt	(228)	(866)	(224)
Sprott principal repayments	-	(50,000)	(5,000)
Sprott interest paid	(73)	(3,401)	(3,938)
Repayment of Liberty debt and production payment termination	(41,023)	(23,163)	-
Interest capitalized on debt proceeds	-	-	67
Cash received from Waterberg partners (Note 15)	3,522	2,756	-
	6,442	14,551	$97,220

INVESTING ACTIVITIES
Proceeds from partial sale of interest in Waterberg	$-	$16,124	$-
Fees paid on asset held for sale	-	(1,000)	-
Transfer to restricted cash (Waterberg)	-	(5,000)	-
Expenditures from restricted cash (Waterberg)	126	4,874	-
Investment in Lion Battery	(554)	-	-
Acquisition of property, plant and equipment	-	-	(134,488)
Cash received from sale of marketable securities	7,951	-	-
Proceeds from the sale of concentrate	-	2,016	16,609
Performance bonds	19	-	(600)
Waterberg exploration expenditures	(6,990)	(9,125)	-
	552	7,889	$(118,479)

Net decrease in cash and cash equivalents	2,042	(918)	(18,638)
Effect of foreign exchange on cash and cash equivalents	491	521	5,602
Cash and cash equivalents, beginning of year	3,017	3,414	16,450

Cash and cash equivalents, end of year	$5,550	$3,017	$3,414

The accompanying notes are an integral part of the consolidated financial statements.	5

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange ("TSX") in Canada and the NYSE American LLC ("NYSE American") in the United States (formerly the NYSE MKT LLC). The Company's address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements consolidate the accounts of the Company and its subsidiaries. The Company's subsidiaries, associates and joint ventures (collectively with the Company, the "Group") as at August 31, 2019 are as follows:

		Place of incorporation and operation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity		August 31, 2019	August 31, 2018

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100.0%	100.0%
Mnombo Wethu Consultants (Pty) Limited.[1]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.[2]	Exploration	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.[3]	Research	Canada	57.69%	N/A

[1] The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

[2]Effective ownership of Waterberg JV Resources (Pty) Ltd. Is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd ownership portion.

[3]Lion Battery Technologies is accounted for using the equity method as the Company jointly controls the investee despite having the majority of the shares.

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future.  During the year the Company incurred a loss of $16.8 million and used cash in operating activities of $5.0 million.  The Company had a working capital deficit of $0.5 million at August 31, 2019.  At August 31, 2019, the Company was also indebted $20 million pursuant to the Sprott Loan Facility (as defined below).  This debt is due August 21, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  Additional payments/interest are also due on the convertible debt (which can be paid with shares of the Company).  The Company currently has limited financial resources and has no sources of operating income at present.

The Company's ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, the exercise of warrants, sale of assets and strategic partnerships.  Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful.  Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principals applicable to a going concern.

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
(in thousands of United States Dollars)

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with the Handbook of the Canadian Institute of Chartered Professional Accountants, in accordance with IFRS, as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of consolidated financial statements and in accordance with accounting policies based on IFRS standards and International Financial Reporting Interpretations Committee ("IFRIC") interpretations.  The Company has consistently applied the accounting policies used in the preparation of its IFRS financial statements throughout all years presented, as if these policies had always been in effect except for the adoption of IFRS 9, Financial Instruments, ("IFRS 9") effective for the 2019 fiscal year, (see Note 8 for further details of IFRS 9 implementation).

Significant Accounting Polices

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

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company's equity.

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation.  Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

b. Translation of foreign currencies

Functional currency

Items included in the financial statements of the Company and each of the Company's subsidiaries and equity accounted investees are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Ltd. Canadian Dollars

Lion Battery Technologies Inc. United States Dollars

Platinum Group Metals (RSA) (Pty) Ltd.  South African Rand

Mnombo Wethu Consultants (Pty) Limited South African Rand

Waterberg JV Resources (Pty) Ltd South African Rand

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD")

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD

Year-end rate:  R15.2099 (2018 R14.6883)

Year average rate: R14.3314 (2018 R12.9572)

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

CAD/USD

Year-end rate: C$1.3295 (2018 C$1.3055)

Year average rate: C$1.3255 (2018 C$1.2776)

Transactions and balances

Foreign currency transactions are translated into the relevant entity's functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

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

c. Joint Arrangements

The Company treats its investment in Lion Battery Technologies Inc. as a joint venture.  A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.  Joint ventures are accounted for using the equity method of accounting.  Parties to a joint operation account for their share of assets, liabilities, revenues and expenses in accordance with their contractual rights and obligations.

d. Change in ownership interests

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

e. Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

f. Marketable Securities

Marketable Securities represented common shares of Johannesburg Stock Exchange listed Royal Bafokeng Platinum Ltd. ("RBPlats") received from the sale of the Company's interest in Maseve Investments 11 (Pty) Ltd. ("Maseve"), which owned and operated the Maseve Mine.  While these shares were held in escrow prior to phase 2 of the Maseve sale to RBPlats being completed (the "Maseve Sale Transaction") in April 2018, all changes in value were recorded in 'Loss on Asset Held for Sale.'  Following the completion of phase 2 of the Maseve Sale Transaction all changes in value of the shares were recorded in 'Loss on Fair Value of Marketable Securities.'

g. Exploration and evaluation assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

Exploration and evaluation activity includes:

‐ acquiring the rights to explore;

‐ researching and analyzing historical exploration data;

‐ gathering exploration data through topographical, geochemical and geophysical studies;

‐ exploratory drilling, trenching and sampling;

‐ determining and examining the volume and grade of the resource;

‐ surveying transportation and infrastructure requirements; and

‐ compiling pre-feasibility and feasibility studies.

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

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset's carrying amount may exceed its recoverable amount. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

h. Property, plant and equipment

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

Once a mining project has been established as technically feasible and commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of "development assets" together with any related amount transferred from "exploration and evaluation assets".  Capitalization of costs incurred and revenue received during commissioning ceases when the property is capable of operating at levels intended by management.

The present value of the decommissioning cost, which is the dismantling and removal of the asset included in the environmental rehabilitation obligation, is included in the cost of the related preproduction assets.  These assets are depreciated over their useful lives.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All repairs and maintenance are expensed to profit or loss during the financial period in which they are incurred.

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

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

Mining equipment  2 - 22 years

Vehicles 3 - 5 years

Computer equipment and software  3 - 5 years

Furniture and fixtures 5 years

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

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset's fair value less costs to sell and its value in use. If the asset's carrying amount exceeds its recoverable amount, then an impairment loss is recognized.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the use of the asset, including any expansion prospects.

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

l. Warrants

As the exercise price of certain of the Company's share purchase warrants is fixed in US Dollar, and the functional currency of the Company is the Canadian Dollar, these warrants are considered a derivative as a variable amount of cash in the Company's functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. The fair value of the warrants is determined by the market price at end of the relevant period or year.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

m. Share Capital

Common shares are classified as equity.  Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.

n. Share-based payment transactions

Stock options

Stock options are settled in equity. The fair values for stock-based awards have been estimated using the Black-Scholes model and recorded as compensation cost over the period of vesting.  The compensation cost related to stock options granted is expensed or capitalized to mineral properties, as applicable.  Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

Restricted share units

Restricted share units (“RSU”) represent an entitlement to one common share of the Corporation, upon vesting. RSUs provide the option of being settled in cash upon election by the Board of Directors. The fair value of RSUs granted is recognized as an expense over the vesting period. Upon redemption of the RSU, the liability is transferred to share capital.

Deferred share units

Deferred share units ("DSU's") are measured at fair value on grant date.  The expense for DSU's is recognized over the vesting period.  DSU's can only be redeemed in cash and are adjusted at each financial position reporting date for changes in fair value until such time when the directors retire from all positions with the Company.

o. Income taxes

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

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

p. Loss per common share

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

q. Financial instruments (since September 1, 2018)

The Company adopted all of the requirements of IFRS 9 as of September 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39").  IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking "expected loss" impairment model.

Upon the adoption of IFRS 9, the Company did not restate prior periods, but has recognized the effects of the modified retrospective application at the beginning of the fiscal 2019 reporting period, which is the date of initial application.  Therefore, on September 1, 2018 the adoption of IFRS 9 resulted in a decrease in deficit of $5.8 million with a corresponding increase in the carrying value of the LMM Facility for the same amount.  See Note 8 for further details.

The following is the Company's new accounting policy for financial instruments since adoption of IFRS 9 on September 1, 2018:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss at fair value through other comprehensive income (loss), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and the debt's contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.  Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve-month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition of Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Loans and receivables	Amortized cost
Marketable securities	Available for sale (designated to profit and loss)	Fair value through profit or loss
Accounts receivable	Loans and receivables	Amortized cost

Financial Liabilities:
Accounts payable	Other liabilities	Amortized cost
Brokerage fees payable	Other liabilities	Amortized cost
Loan payable	Amortized cost	Amortized cost
Convertible debenture	Other financial liabilities	Other financial liabilities
Convertible debenture derivative	Fair value through profit or loss	Fair value through profit or loss
Warrants	Fair value through profit or loss	Fair value through profit or loss

IFRS established a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value into three levels:

    Level 1 – Quoted prices in active markets for the same instrument. classified
    Level 2 – Valuation techniques for which significant inputs are based on observable market data.
    Level 3 – Valuation techniques for which any significant input is not based on observable market data.

r.  Financial Instruments (prior to September 1, 2018)

In the previous comparable year, the carrying value of marketable securities was based on the quoted market prices of the shares as at August 31, 2018 and was therefore considered to be Level 1 as the Company anticipated disposing of these shares within the following fiscal year.

 (i) Financial assets and liabilities

Loans and receivables – Loans and receivables comprised of cash and cash equivalents, amounts receivable and performance bonds. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They were classified as current assets or non-current assets based on their maturity date. Loans and receivables were initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Financial liabilities were classified as either financial liabilities or at fair value through profit or loss.

Financial liabilities - Other financial liabilities were initially measured at fair value, net of transaction costs and were subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.  The Company had classified accounts payable, accrued liabilities and the debt portion of the convertible notes as other financial liabilities.

Fair value through profit or loss - The Company had classified the convertible note derivative as fair value through profit or loss and adjusted the fair value each quarter.

(ii) Impairment of financial assets

The Company assessed at each reporting date whether there is objective evidence that a financial asset or a group of financial assets was impaired. Impairment losses on financial assets carried at amortized cost were reversed in subsequent periods if the amount of the loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized.

s. Future accounting changes

Recently Issued Accounting Pronouncements

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company's future results and financial position:

(i) IFRS 16, Leases

In January 2016, the IASB issued IFRS 16.  IFRS 16 sets out the principals for the recognition, measurement, presentation and disclosure of lases for both parties to a contract, which is the customer ("lessee") and the supplier ("lessor").  IFRS 16 replaces IAS 17, Leases and related interpretations.  Save for limited exceptions, all leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing.  Accordingly, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model.  Applying that model, a lessee is required to recognize:

i) Assets and liabilities for all leases with a term of more than 12 months, unless the underlying assets is of low value; and

ii) Depreciation of lease assets separately from interest on lease liabilities in the statement of income.

The new standard is effective for annual periods beginning on or after January 1, 2019.  As the Company's year end is August 31st, the first effective year will be fiscal 2020.  The adoption of this standard will not have a significant impact on the financial statements of the Company based on its current leasing activity at August 31, 2019 however the Company anticipates an increase in property plant and equipment and the creation of a lease liability for approximately $0.5 million.

3. Significant accounting judgments and estimates

 The preparation of the financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

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

Assumption of control of Mnombo and Waterberg JV Resources for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share.  Currently there are no other sources of funding known to be available to Mnombo.  If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts.  Amounts recognized in other comprehensive income would be transferred directly to retained earnings.  If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control.  Although the Company controls Mnombo for accounting purposes, it does not have omnipotent knowledge of Mnombo's other shareholders activities.  Mnombo's 50.01% shareholders are historically disadvantaged South Africans.  The Company also determined that it controls Waterberg JV Resources given its control over Mnombo as well as its power over the investee.

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

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

4. MARKETABLE SECURITIES

As part of the Company's consideration for the sale of its interests in Maseve pursuant to the Maseve Sale Transaction, the Company received 4,524,279 common shares of RBPlats.  While these marketable securities were owned by the Company they were designated as fair value through profit and loss ("FVTPL") with changes in fair value recorded through profit or loss.  On December 14, 2018, the Company sold these shares for $7.8 million and realized a gain of $609 in fiscal 2019 (December 31, 2018 - $105 loss).

5. EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company's only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex.  Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2017	$22,900
Additions	9,096
Foreign exchange movement	(2,590)
Balance, August 31, 2018	$29,406
Additions	8,362
Foreign exchange movement	(976)
Balance, August 31, 2019	$36,792

Waterberg

The Waterberg Project consists of adjacent, granted and applied-for prospecting rights and applied for mining rights with a combined active project area of approximately 99,244.79 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).  The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property.

On August 21, 2017, PTM RSA completed the cession of legal title for all Waterberg Project prospecting rights into Waterberg JV Co. after earlier receiving Section 11 approval of the 2nd Amendment (defined below).  On September 21, 2017, Waterberg JV Co. also issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., the Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's Black Economic Empowerment ("BEE") partner, holding 26%.

Implats Transaction

On November 6, 2017, the Company closed a transaction (the "Implats Transaction"), originally announced on October 16, 2017, whereby Impala Platinum Holdings Ltd. ("Implats"):

a) Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the "Initial Purchase") for $30 million.  The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  From its $17.2 million in proceeds, the Company committed $5.0 million towards its pro rata share of remaining DFS costs, which was held as restricted cash with no balance remaining as at August 31, 2019 ($0.1 million remaining at August 31, 2018).  Implats has contributed its 15.0% pro rata share of Definitive Feasibility Study ("DFS") costs to date.  Following the Initial Purchase, the Company held a direct 37.05% equity interest, JOGMEC held a 21.95% equity interest and Black Economic Empowerment partner Mnombo maintained a 26.0% equity interest.  The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

b) Acquired an option (the "Purchase and Development Option") whereby upon completion and approval by Waterberg JV Co. or Implats of the DFS, Implats will have a right within 90 business days to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co.  If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and commit to an expenditure of $130.2 million in development work.

Following an election to go to a 50.01% project interest as described above, Implats will have another 90 business days to confirm the salient terms of a development and mining financing for the Waterberg Project.  After exercising the Purchase and Development Option, Implats will control Waterberg JV Co.

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option, the Company would retain a 31.96% direct and indirect interest in Waterberg JV Co. and following completion of Implats' earn-in spending all of the project partners would be required to participate pro-rata.  The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

If Implats does not elect to complete the Purchase and Development Option, Implats will retain a 15.0% project interest and the Company will retain a 50.02% direct and indirect interest in the project.

c) Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project.  JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the "JOGMEC Agreement").  Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.  Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.  Mnombo's share of expenditures prior to this agreement were covered by the Company and subsequent expenditures on the non-JV property are still owed to the Company ($4.5 million at August 31, 2019).  The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $6.9 million at August 31, 2019 ($5.8 million - August 31, 2018).

On May 26, 2015, the Company announced a second amendment (the "2nd Amendment") to the existing JOGMEC Agreement.  Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co.  On August 3, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources ("DMR") and title to all of the Waterberg prospecting rights held by the Company were ceded into Waterberg JV Co. on September 21, 2017.

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018.  This requirement was completed by $8 million in funding from JOGMEC to March 31, 2016, followed by two $6 million tranches funded by JOGMEC in each of the following two 12-month periods ending March 31, 2018.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

To August 31, 2019 an aggregate total of $70.4 million has been funded by all parties on exploration and engineering on the Waterberg Project.  Up until the Waterberg property was transferred to Waterberg JV Company, all costs incurred by other parties were treated as recoveries.

6. LION BATTERY

On July 15, 2019 the Company announced that Anglo American Platinum Limited ("Anglo American Platinum") and itself had launched a new company named Lion Battery Technologies Inc. ("Lion").  Lion was formed to research battery technology using platinum and palladium.  Lion has entered into an agreement with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  Under the agreement with FIU, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  Lion is also currently reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

During the year the Company and Anglo American Platinum each invested $550 into Lion in exchange for 1,100,000 Lion preferred shares each at a price of $0.50 per share.  In addition, the Company invested $4 as the original founder of Lion in exchange for 400,000 common shares of Lion at a price of $0.01 per share.  Both the Company and Anglo American Platinum have agreed together to invest up to a total of $4.0 million, subject to certain conditions, in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to four year period.  The Company accounts for Lion using equity accounting as the Company is jointly controlled with Anglo American Platinum.  Lion pays a fee of $3 per month to the Company for general and administrative services.

7. SPROTT LOAN

On August 15, 2019 the Company announced it had entered into a credit agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto (the "Sprott Lenders") pursuant to which the Sprott Lenders advanced $20.0 million principal senior secured credit facility ("Sprott Facility").  The loan was drawn August 21, 2019 and is due August 21, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  All amounts outstanding will be charged interest of 11% per annum compounded monthly.  Interest payments will be made monthly with interest of $73 having been paid to Sprott during fiscal 2019.

The Company is required to maintain certain minimum working capital and cash balances under the Sprott loan and are in compliance with these covenants at year end.

All fees directly attributable to the Sprott Facility were capitalized against the loan balance and amortized using the effective interest method over the life of the loan.  In connection with the advance the Company issued Sprott 800,000 common shares worth $1,000.  Additional fees of $225 were also incurred.  Effective interest of $83 was also recognized during fiscal 2019.

8. LIBERTY METALS & MINING LOAN FACILITY

On November 20, 2015, the Company drew down a $40 million loan facility (the "LMM Facility") pursuant to a credit agreement (the "LMM Credit Agreement") entered into on November 2, 2015 with a significant shareholder, Liberty Metals & Mining Holdings, LLC ("LMM"), a subsidiary of Liberty Mutual Insurance.  The LMM Facility bears interest at LIBOR plus 9.5%.  LMM held the first lien position on (i) the shares of PTM (RSA) held by the Company and (ii) all current and future assets of the Company.  Pursuant to the LMM Credit Agreement the Company also entered into a life of mine Production Payment Agreement ("PPA") with LMM.

During fiscal 2018 the Company made payments to Liberty totalling $23.1 million.  These payments first settled the production payment termination accrual of $15 million.  The remaining $8.1 million was then applied against the loan and accrued interest owing.

On January 11, 2019 the Company repaid a further $8.0 million to Liberty from the proceeds of sale of its RBPlats shares, (see Note 4 for further details).  On August 21, 2019 the $43.0 million outstanding balance of the LMM Facility was repaid in full.  A portion of the repayment was funded by Liberty's August 21, 2019 subscription in a private placement for 7,575,758 shares at US$1.32 for total proceeds of $10 million.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

Brokerage Fees Payble

There were certain deferred brokerage fees related to the Maseve Sale Transaction and the Implats Transaction that became payable as soon as practicable after the Company repaid the LMM Facility. The outstanding amount payable of $2,775 has been reclassified to current liabilities subsequent to the repayment of the LMM Facility on August 21, 2019.

Effect of IFRS 9 on the LMM Facility

The LLM Credit Agreement had multiple amendments.  Under IAS 39, when an entity makes an amendment it must decide whether the modification was significant enough to constitute an extinguishment.  If the modification was considered an extinguishment of the initial debt, the new modified debt is recorded at fair value and a gain/loss recognized in income for the difference between the carrying amount of the 'old' debt and the 'new' debt.  This extinguishment accounting remains the same under IFRS 9.

However, accounting under the newly adopted IFRS 9 differs where the change was not significant enough to be an extinguishment.  Under IAS 39, modifications would not lead to an immediate income change because the entity would typically discount the cash flows of the modified debt at a revised effective interest rate.  However, under IFRS 9, the cash flows under the modified debt should be rediscounted at the original effective interest rate.  This leads to an immediate income charge on the date of the modification.

Effective September 1, 2018 the Company adopted IFRS 9 which was applied to the LMM Facility retrospectively without restating prior periods. The implementation of IFRS 9 resulted in an increase in the carrying value of $5.8 million with a corresponding decrease in deficit also being recognized.

9. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes ("Convertible Notes") due 2022.  The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.  An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Convertible Notes at the Company's election to not file a prospectus and a registration statement for the Convertible Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.  After July 1, 2018, at which time the Convertible Notes became freely tradable by holders other than affiliates, the Convertible Notes once again bear interest at the coupon rate of 6 7/8% per annum.

Upon maturity the Convertible Notes are to be settled by the Company in cash.  The Convertible Notes are convertible at any time prior to maturity at the option of the holder, and conversion may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Convertible Notes will be 1,001.1112 Common Shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's Common Shares of $0.8686 per share on June 27, 2017.  After giving effect to the December 13, 2018 share consolidation, the conversion rate is 100.1111 per US$1,000 which is equivalent to a conversion price of approximately $9.989 per common share.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The Convertible Notes contain multiple embedded derivatives (the "Convertible Note Derivatives") relating to the conversion and redemption options.  The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below).  At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570.  The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On January 2, 2018, the Company issued 244,063 common shares in settlement of $691 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 3, 2018, the Company issued 757,924 common shares in settlement of $724 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On January 2, 2019 the Company issued 545,721 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 1, 2019 the Company paid $687 of bi-annual interest payable on outstanding Convertible Notes.

The components of the Convertible Notes are as follows:

Convertible Note balance August 31, 2017	$13,925
Transaction costs incurred during the year	(95)
Interest payments	(1,416)
Accretion and interest incurred during the year	2,378
Debt portion of the Convertible Notes August 31, 2018	14,792
Embedded Derivatives balance August 31, 2018 (see below)	61
Convertible Note balance August 31, 2018	$14,853
Transactions costs incurred	(79)
Interest payments	(1,374)
Accretion and interest incurred during the year	2,487
Embedded Derivatives balance August 31, 2019 (see below)	188
Convertible Note balance August 31, 2019	$16,075

Embedded Derivatives

The Convertible Note Derivatives were valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss.  The fair value of the Convertible Note Derivatives was measured at $61 at August 31, 2018, then $188 at August 31, 2019 resulting in a loss of $127 for the year.  Combined with the loss on the warrant derivative (Note 11) of $2,605, this results in a loss of $2,732.

The assumptions used in the valuation model used at August 31, 2019 and August 31, 2018 include:

Valuation Date	August 31, 2019	August 31, 2018
Share Price (USD)	$1.99	$1.00
Volatility	80.90%	72.43%
Risk free rate	1.55%	2.71%
Credit spread	15.11%	11.58%
All-in rate	16.66%	14.30%

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The Convertible Note derivative is classified as a level 2 financial instrument in the fair value hierarchy.

10. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

On November 20, 2018 the Company announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10).  The purpose of the consolidation was to increase the Company's common share price to be in compliance with the NYSE American's low selling price requirement.  All share numbers in these financial statements are presented on a post consolidation basis.

At August 31, 2019, the Company had 58,575,787 shares outstanding.

Fiscal 2019

On August 21, 2019, the Company announced it had closed a bought deal financing of 8,326,957 common shares at a price of US$1.25 per share for gross proceeds of $10.4 million.  Also, on August 21, 2019 the Company announced the sale of 7,575,758 common shares to LMM and 6,940,000 common shares to Hosken Consolidated Investments Limited ("HCI") both at price of US$1.32 per share for gross proceeds of $10.0 million and $9.1 million respectively.  Total fees of $1,769 were paid on the August 21, 2019 transactions including a 6% finders fee of $624.

On June 28, 2019 the Company closed a non-brokered private placement with HCI for gross proceeds of $1.3 million.  In connection with the private placement, the Company issued an aggregate of 1,111,111 common shares to Deepkloof Limited, a subsidiary of HCI, at a price of US$1.17 per common share.  On a non-diluted basis and after giving effect to the private placement, HCI's ownership in the Company was increased from 20.05% to 22.60% of the Company's issued and outstanding common shares. The Company did not pay any finder's fees in connection with the private placement.

On February 4, 2019, the Company announced it had closed a non-brokered private placement of 3,124,059 shares at a price of US$1.33 per share for gross proceeds of $4.16 million.  A 6% finders fee of $72 was paid on a portion of the private placement, with total issuance costs (including the finders fee) totalling $107.

During the year, the Company issued 1,048,770 shares upon the exercise of 1,048,770 warrants.

On January 2, 2019 the Company issued 545,721 shares in settlement of $687.16 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

Fiscal 2018

On May 11, 2018 the Company announced a private placement offering of 1,509,100 units at a price of US$1.50 per unit for gross proceeds of $2.3 million.  Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing the holder to purchase a further common share at a price of US$1.70.  The private placement was contingent on the closure of the public offering that closed May 15, 2018 outlined below.  See note 11 for valuation of the warrants.

On May 15, 2018 the Company announced it had closed a public offering of 11,745,386 units at a price of US$1.50 per unit for gross proceeds for $17.6 million.  Each unit consisted of one common share and one common share purchase warrant, with each common share purchase warrant allowing the holder to purchase a further common share at a price of US$1.70.  See note 11 for valuation of the warrants.  Total unit issuance costs of $2.5 million were incurred for the private placement and public offering

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

On January 2, 2018 and July 3, 2018, the Company issued 244,063 and 757,924 respectively in settlement of $691.11 and $724,78 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.  See Note 9 for further details.

(c) Incentive stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Certain stock options of the Company are subject to vesting provisions, while others vest immediately.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding stock options:

	Number of Shares	Average Exercise Price CAD$
Options outstanding at August 31, 2017	438,228	46.50
Forfeited	(129,678)	41.50
Options outstanding at August 31, 2018	308,550	45.20
Forfeited/Cancelled	(308,550)	45.20
Granted	1,554,000	2.61
Options outstanding at August 31, 2019	1,554,000	2.61

During the year ended August 31, 2019 the Company granted 1,554,000 stock options.  The stock options granted in the current period vest in four equal annual stages commencing on the date of the grant on April 9, 2019.  The Company recorded $730 ($638 expensed and $92 capitalized to mineral properties) of compensation expense during fiscal 2019.

During the year ended August 31, 2019, 46,300 share options expired while the Company cancelled a further 262,250 share options by mutual agreement.

Stock options outstanding at August 31, 2019	Stock options exercisable at August 31, 2019	Exercise Price CAD$	Average Remaining Contractual Life (Years)
1,554,000	388,500	2.61	4.61

During the year ended August 31, 2018 the Company did not grant any options.

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted.  The following assumptions were used in valuing stock options granted during the years ending August 31, 2019 and August 31, 2018:

Year ended	August 31, 2019	August 31, 2018
Risk-free interest rate	1.6%	N/A
Expected life of options	3.9 years	N/A
Annualized volatility[1]	74%	N/A
Forfeiture rate	2.1%	N/A
Dividend rate	0.0%	N/A
[1]The Company uses its historical volatility as the basis for the expected volatility assumption in the Black Scholes option pricing model.

(d) Deferred Share Units

The Company has established a DSU plan for non-executive directors.  Each DSU has the same value as one Company common share.  DSU's must be retained until the director leaves the Board of Directors, at which time the DSU's are paid.

The DSU liability at August 31, 2019 is $113.  During the year ended August 31, 2019 an expense of $113 was recorded in relation to the outstanding DSUs (August 31, 2018 - $Nil) with $63 recorded as share-based compensation and $50 recorded as director fees.  At August 31, 2019, 183,370 DSUs have been issued with 32,561 fully vested.

(e) Restricted Share Units

The Company has established an RSU plan for certain employees of the Company.  Each RSU has the same value as one Company common share.  RSU's vest over a three year period.

The RSU liability at August 31, 2019 is $101.  During the year ended August 31, 2019 an expense of $102 was recorded ($86 expensed and $15 capitalized) in relation to the outstanding RSUs, (August 31, 2018 $Nil).  At August 31, 2019, 223,443 RSU's have been issued.  No RSUs have vested at August 31, 2019.

11. WARRANT DERIVATIVE

The exercise price of the Company's outstanding warrants is denominated in US Dollars; however, the functional currency of PTM Canada (where the warrants are held) is the Canadian Dollar.  Therefore, the warrants are required to be recognized and measured at fair value at each reporting period.  Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statement of loss and comprehensive loss.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The warrants were issued May 15, 2018 and were initially valued using the residual value method.  An initial valuation of $1,171 was attributed to the warrants which included $157 of unit issuance costs being attributed to the value of the warrants.  As the warrants are publicly traded on the TSX the value of the warrants at each period is estimated by using the warrant TSX closing price on the last day of trading in the applicable period.  At August 31, 2019 the warrants were trading at US$0.025 (US$0.005 at August 31, 2018) resulting in a value of $3,051 being attributed to the warrants and loss of $2,605 being recognized in fiscal 2019.  When combined with the gain on the embedded derivatives in the Convertible Notes (see Note 9) this results in a net loss of $2,732 on derivatives.

12. NON-CONTROLLING INTEREST

The table below shows details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

Company	Proportion of ownership and voting rights held by non-controlling interests		Loss allocated to non-controlling interests		Accumulated non-controlling interests
	2019	2018	2019	2018	2019	2018
Maseve Investments 11 (Pty) Ltd	-	17.1%[1]	$-	$2,342	$-	$-
Mnombo Wethu Consultants (Pty) Limited	50.1%	50.1%	-	-	6,889	5,768
Waterberg JV Co2	63.05%	63.05%	-	-	8,562	5,384
				Total	$15,451	$11,152

1The Company closed the sale of Maseve in fiscal 2018
2Includes the 26% owned by Mnombo

13. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows:

(a) During the year ended August 31, 2019 $326 ($184 - August 31, 2018) was paid or accrued to independent directors for directors' fees and services.

(b) During the year ended August 31, 2019, the Company accrued payments of $54 ($56 - August 31, 2018) from West Kirkland Mining Inc. ("West Kirkland"), a company with two directors in common, for accounting and administrative services.  All amounts due from West Kirkland have been paid subsequent to year end.

(c) On May 15, 2018 the Company closed a private placement for 1,509,100 units with HCI.  Also, on May 15, 2018, HCI participated for an additional 2,490,900 units in the Company's separate public offering (See Note 10 above for more details).  By way of the private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  On February 4, 2019 HCI subscribed for 2,141,942 common shares and on August 21, 2019 HCI subscribed for a further 6,940,000 common shares as part the Company's private placements.  Combined with warrants exercised during the year and shares purchased on the open market HCI owns approximately 30.66% of the Company's outstanding common shares as of the date of these financial statements.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

LMM was considered a related party in prior years, (refer to Note 8 for details of LMM transactions).  At August 31, 2019 LMM is no longer considered a related party due to the contractual obligations between LMM and the Company no longer being present.

Key Management Compensation

The remuneration the CEO, CFO, COO and other key management personnel and the directors during the years ended August 31, 2019 to 2017 is as follows:

Year ended	August 31, 2019	August 31, 2018	August 31, 2017
Salaries	$927	$963	$1,093
Directors fees	171	184	235
Share-based payments - management	393	13	396
Share-based payments - directors	155	12	504
Total	$1,646	$1,172	$2,228

14. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $596 to March 2022.

Contractor payments are based on approximate costs to complete services remaining at Waterberg.

From year end the Company's aggregate commitments are as follows:

Payments Due By Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$298	$169	$129	$-	$596
Contractor payments	543	-	-	-	543
Convertible Note[1]	1,374	22,739	-	-	24,113
Sprott Facility (Note 7)	2,237	22,163	-	-	24,400
Totals	$4,452	$45,071	$129	$-	$49,652

  1The convertible note and related interest can be settled at the Company's discretion in cash or shares

Africa Wide Legal Action

The Company reports that it is in receipt of a summons issued by Africa Wide whereby Africa Wide has instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction.  Africa Wide is seeking, at this very late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction.  Africa Wide held a 17.1% interest in Maseve prior to the Maseve Sale Transaction.  RBPlats consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings.  The Company has received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

Tax Audit South Africa

During the 2014, 2015 and 2016 fiscal years, PTM RSA claimed unrealized foreign exchange differences as income tax deductions in its South African corporate tax returns in the amount of Rand 1.4 billion.  The exchange losses emanate from a Canadian dollar denominated shareholder loan advanced to PTM RSA and weakening of the Rand.  Under applicable South African tax legislation, exchange losses can be claimed in the event that the shareholder loan is classified as a current liability as determined by IFRS.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

For the years in question, the intercompany debt was classified as current in PTM RSA's audited financial statements.    During 2018, the South African Revenue Service, or SARS, conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018.  SARS proposed that the exchange losses be disallowed on the basis that SARS is not in agreement with the reclassification of the shareholder loan as a current liability.  SARS also invited the Company to provide further information and arguments if we disagreed with the audit findings.  On the advice of the Company's legal and tax advisors, the Company is in strong disagreement with the proposed interpretation by SARS.

The Company responded to the SARS letter on January 31, 2019 and again on April 5, 2019 following a request for additional information received on March 20, 2019.  The Company also met with SARS, together with the Company's advisors, on May 30, 2019 in order to address any remaining concerns that SARS may have.  At present this matter is unresolved.  Any tax assessment issued by SARS will be legally contested by PTM RSA.

In the event that the exchange losses are disallowed by SARS, the Company estimates that for the years under review that PTM RSA's exposure would be taxable income of approximately Rand 182 million and an income tax liability of approximately Rand 51 million (approximately $3.35 million at year end based on the daily exchange rates reported by the Bank of Canada on August 31, 2019).  For fiscal years 2017 and 2018 the Company estimates that a further Rand 266 million in income could be subject to taxation at a rate of approximately 28% if our exchange losses are disallowed by SARS.  SARS may apply interest and penalties to any amounts due, which could be substantial.  The Company believe its accounting classification of the shareholder loan is correct and that no tax assessment is warranted; however, we cannot assure that SARS will not issue a reassessment or that we will be successful in legally contesting any such assessment.  Any assessment could have a material adverse effect on the Company's business and financial condition.

15. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Year ended	August 31, 2019	August 31, 2018		August 31, 2017

Amounts receivable, prepaid expenses and other assets	$195	$(42)		$3,603
Accounts payable and other liabilities	(585)	251	[1]	(1,070)
	$(390)	$209		$2,533

1Prior year reclassification: An amount of $2,756 has been reclassified to investing activities for the year ending August 31, 2018.  The classification was made to correct the prior year presentation in the cash flow statement versus what was previously presented.  The cash flow re-classification did not impact any item on the statement of financial position or on the statement of Loss and Comprehensive Loss.

The significant non-cash investing and financing transactions during the year are as follows:

August 31, 2019
Fair value of common shares issued for repayment of LMM Loan	$10,000
Fair value of common shares issued for arrangement of Sprott Loan	1,000
Fair value of common shares issued for convertible note interest payment	687

16. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions - Canada and South Africa.  The Chief Operating Decision Makers ("CODM") reviews information from the below segments separately so the below segments are separated.  This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At August 31, 2019	Assets	Liabilities

Canada	$4,983	$39,278
South Africa	38,680	5,542
	$43,663	$44,820

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

At August 31, 2018	Assets	Liabilities

Canada	$3,333	$58,396
South Africa	38,516	2,983
	$41,849	$61,379

Comprehensive Loss (Income) for the year ended	August 31, 2019	August 31, 2018

Canada	$16,471	$23,401
South Africa	200	(4,254)
	$16,671	$19,147

17. GENERAL AND ADMINISTRATIVE EXPENSES

GENERAL AND ADMINISTRATIVE EXPENSES	Year Ending August 31, 2019	Year Ending August 31, 2018
Salaries and benefits	$1,423	$1,772
Professional/consulting fees	1,230	1,672
Asset Impairment	344	-
Equipment rental and storage	342	752
Travel	323	255
Depreciation	235	347
Regulatory Fees	214	232
Insurance	193	373
Shareholder relations	173	163
Rent	76	305
Other	124	213
Total	$4,677	$6,084

18. CAPITAL RISK MANAGEMENT

The Company's objectives in managing its liquidity and capital are to safeguard the Company's ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

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

As at August 31, 2019, the Company is subject to externally imposed capital requirements under the Sprott Facility.  Please see Note 7 for further details.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

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

(iii) Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the DMR as beneficiary in accordance with the Mineral and Petroleum Resources Development Act (the "MPRDA") and the Company's environmental management programme.

(b) Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans.  The Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions.

The Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient cash to make debt repayments and working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain additional required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis.  Any such delay or sale could have a material and adverse effect on the Company's financial condition, results of operations and liquidity.  Also refer to Note 1 for discussion of going concern risk.

(c) Currency risk

The Company's functional currency is the Canadian dollar, while the consolidated presentation currency is the United States Dollar.  The functional currency of all South African subsidiaries is the Rand, while the functional currency of Lion Battery Technology Inc. is the US Dollar.  The Company's operations are in both Canada and South Africa; therefore, the Company's results are impacted by fluctuations in the value of foreign currencies in relation to the Canadian and United States dollar.  The Company also held material USD denominated cash balances.  The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, loans payable, warrants, convertible notes, accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Year ended	August 31, 2019	August 31, 2018

Cash (Rand)	$1,204	$350
Cash (USD)	3,708	2,613
Accounts receivable (Rand)	436	802
Marketable Securities (Rand)	-	7,084
Accounts payable (Rand)	2,767	3,074
Loan Payable (USD)	18,785	39,465
Convertible Note (USD)	16,075	14,853

The Company's comprehensive loss is affected by changes in the exchange rate between its operating currencies and the United States dollar.  At August 31, 2019, based on this exposure a 10% strengthening/weakening in the United States dollar versus Rand foreign exchange rate and Canadian dollar would give rise to a decrease/increase in net loss for the year presented of approximately $3.4 million, (August 31, 2018 - $6.8 million).

(d)  Interest rate risk

The Company's interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2019, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the net loss for the year of approximately $3.

At August 31, 2019, the carrying amounts of cash and cash equivalents, amounts receivable, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

20. INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

	2019	2018	2017

Loss before income taxes	$16,670	$40,024	$588,716

Income tax recovery at statutory rates	(4,503)	(10,941)	(153,066)
Difference of foreign tax rates	(2)	(231)	(11,774)
Non-deductible expenses and non-taxable portion of capital gains	1,316	358	158,059
Changes in unrecognized deferred tax assets and other	3,295	10,814	8,436
Income tax expense (recovery)	106	-	1,655

Income tax expense (recovery) consists of:
Current income taxes	$-	$-	$-
Deferred income taxes	106	-	1,655
	$106	$-	$1,655

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The gross movement on the net deferred income tax account is as follows:
	2019	2018	2017
Deferred tax liability at the beginning of the year	$-	$-	$-
Tax recovery relating to the loss (income) from continuing operations		(15,527)	(1,655)
Tax (expense) recovery relating to components of other comprehensive income	(106)	-	1,655
Tax (expense) recovery recorded in deficit	(106)	15,527	-
Deferred tax liability at the end of the year	$-	$-	$-

The significant components of the Company's net deferred income tax liabilities are as follows:

	2019	2018	2017
Convertible notes	$(1,024)	-	$-
Loans payable	(339)	-	-
Mineral properties	(2,354)	(2,434)	(4,635)
Loss carry-forwards	3,717	2,434	4,635
	$-	$-	$-

              Unrecognized deductible temporary differences, unused tax losses and unused tax credits are attributed to the following:

	2019	2018	2017
Tax Losses:
Operating loss carry-forwards - Canada	$125,851	$106,058	$85,898
Operating loss carry-forwards - South Africa	28,925	23,026	204,500
Net capital loss carry-forwards	204	621	-
	$154,980	$129,705	$290,398

Temporary Differences:
Mineral properties	$7,526	$7,664	$305,515
Financing Costs	13,357	18,831	16,481
Property, plant and equipment	807	735	692
Other	381	254	368
	$22,071	$27,484	$323,056

Investment Tax Credits:	$312	$318	$331

The Company's Canadian operating loss carry-forwards expire between 2026 and 2039.  The Company's South African operating loss carry-forwards do not expire.  The Company's Canadian unused investment tax credit carry-forwards expire between 2029 and 2035. The Company's Canadian net capital loss carry-forwards do not expire.

ITEM 19. EXHIBITS

See "EXHIBIT INDEX", below.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PLATINUM GROUP METALS LTD.
(Registrant)

Date: November 25, 2019	By:	/s/ Frank R. Hallam
Frank R. Hallam Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of the Company, as amended and consolidated on February 27, 2014 (incorporated by reference to Exhibit 1.1 to the Form 20-F filed by the Company on December 29, 2017)

2.1	Description of Common Share Rights (included under Items 9.A and 10.B)

4.1	Share Compensation Plan (incorporated by reference to Schedule "B" to Exhibit 99.1 to the Form 6-K filed by the Company on January 17, 2017)

4.2	Sprott Credit Agreement dated August 15, 2019

4.3	Convertible Notes Indenture dated June 30, 2017 (incorporated by reference to Exhibit 99.1 to the Form 6-K as filed by the Company on July 5, 2017)

4.4	Supplement No. 1 to Convertible Notes Indenture dated January 31, 2018 (incorporated by reference to Exhibit 4.12 to the Form 20-F filed by the Company on November 30, 2018)

4.5	HCI Amended and Restated Subscription Agreement dated May 10, 2018 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on May 14, 2018)

8.1	List of Subsidiaries (included under Item 4.C. of this Form 20-F)

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

12.3	Certification of Chief Executive Officer

12.4	Certification of Chief Financial Officer

15.1	Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated effective September 4, 2019 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on October 7, 2019)

15.2	Consent of PricewaterhouseCoopers LLP

15.3	Consent of Charles J. Muller

15.4	Consent of Gordon I. Cunningham

15.5	Consent of Michael Murphy

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase