Form 20-F
period 2020-08-31
PLATINUM GROUP METALS LTD
filed 2020-11-25
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
64,095,073 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☒

iii

INTRODUCTION

The information contained in this annual report on Form 20-F for the year ended August 31, 2020 (the “Annual Report”) of Platinum Group Metals Ltd. (the “Company” or “Platinum Group”) is current as of November 25, 2020, except where a different date is specified.

Financial information is presented in accordance with the Handbook of the Canadian Institute of Chartered Accountants, in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”), applicable to the preparation of financial statements and in accordance with accounting policies based on IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations.

For further information please refer to Note 2 to the accompanying consolidated financial statements.

Currency and Foreign Exchange Rates

All monetary amounts set forth in this Annual Report are expressed in United States Dollars (“USD” or “$” or “US$”), except where otherwise indicated.  The Parent Company’s functional currency is the Canadian Dollar (“CDN” or “C$” or “CAD”) and is reported in a USD presentation currency.  The Company’s South African subsidiaries use the South African Rand (“Rand” or “R” or “ZAR”) as a functional currency.

The following table sets forth the rate of exchange for the USD expressed in CAD in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the posted Bank of Canada exchange rates.

Canadian Dollars as expressed in U.S. Dollars	Year Ended August 31,
	2020	2019	2018
Rate at end of period	$1.3042	$1.3295	$1.3055
Average rate for period	$1.3458	$1.3255	$1.2776
High for period	$1.4496	$1.3642	$1.3310
Low for period	$1.2970	$1.2803	$1.2128

The daily average exchange rate on November 24, 2020 as reported by the Bank of Canada for the conversion of USD into CDN was $1.00 equals C$1.3033.

The following table sets forth the rate of exchange for the USD expressed in Rand in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the posted rates by The Federal Reserve of New York.

South African Rand as expressed in U.S. Dollars	Year Ended August 31,
	2020	2019	2018
Rate at end of period	R16.8916	R15.1925	R14.6883
Average rate for period	R16.0676	R14.3372	R12.9572
High for period	R19.26367	R15.4725	R14.7841
Low for period	R14.0020	R13.285	R11.5584

The daily average exchange rate on November 20, 2020 as reported by the Federal Reserve of New York for the conversion of USD into Rand was $1.00 equals Rand 15.2925

Share Consolidations

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

• the completion of appropriate contractual smelting and/or refining arrangements with Impala Platinum Holdings Ltd. ("Implats") or another third party smelter/refiner;

• the projections set forth or incorporated into, or derived from, the September 2019 Technical Report (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts with respect to the Waterberg Project (defined below);

• the approval of a mining right and environmental authorizations for, and other developments related to, the Waterberg Project;

• compliance with the terms and conditions of our credit agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott")

• the impacts of COVID‑19 on our operations as well as COVID-19’s impact on the financial and commodities markets;

• the timely completion of additional required financings and the potential terms thereof;

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

• future metal prices and exchanges;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• any expectations with respect to the outcomes of litigation; and

• potential changes in the ownership structures of the Company's projects.

Forward-Looking Statements reflect the current expectations of beliefs of the Company based on information currently available to the Company. Forward looking statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical report referred to in this Annual Report and in the documents incorporated by reference herein and ongoing cost estimation work, and the forward looking statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical report and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the inability of the Company to generate sufficient additional cash flow to make payments on its indebtedness under the 2019 Sprott Facility (defined below) and the Notes, and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

• the Company's additional financing requirements;

• the Company's secured credit facility (the "2019 Sprott Facility") with Sprott and the other lenders party thereto (the "Sprott Lenders"), as amended by a Credit Agreement Modification Agreement dated as of September 8, 2020 ("Modification Agreement")is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited, the Company's wholly owned subsidiary located in South Africa ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") and Mnombo (defined below); to Sprott under the 2019 Sprott Facility, which, in the event of a default under the 2019 Sprott Facility or under any new secured indebtedness could result in the loss of our interest in PTM RSA and the Waterberg Project;

• the Company's history of losses and expectations that will continue to incur losses;

• the Company's negative cash flow;

• the Company's ability to continue as a going concern;

• uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the inherently imprecise estimates of mineral reserves and mineral resources based on interpretation and assumption;

• actual capital costs, operating costs, production and economic returns differing from those anticipated and the uncertainty of future development activities;

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the "Investment Company Act");

• Implats or another third party may  not enter into appropriate contractual smelting and/or refining arrangements with Waterberg JV Co.;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the Company's other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd., a South African Broad-Based Black Economic Empowerment company ("Mnombo") or former shareholders of Maseve Investments 11 (Pty) Ltd. ("Maseve");

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the inability of Waterberg JV Co. to obtain the mining right for the Waterberg Project for which it has applied;

• the ability of the Company to retain its key management employees;

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

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• changes in South African state royalties;

• interruptions, shortages or cuts in the supply of electricity or water;

• characteristics of and changes in the tax systems in South Africa;

• a change in community relations:

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• volatility of share price;

• the exercise of stock options or warrants resulting in dilution to the holders of Common Shares;

• future sales, conversion of senior subordinated notes or issuances of equity securities decreasing the value of the common shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the Common Shares;

• any designation of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• "non-accelerated filer" status and the reduced disclosure requirements may make securities less attractive to investors;

• global financial conditions; and

• other risks disclosed under the heading "Risk Factors" in this Annual Report, as well as in the documents incorporated by reference herein and therein.

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

A "mineral reserve" is the economically mineable part of a measured and/or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant factors that demonstrate, at the time of reporting, that economic extraction could reasonably be justified. A mineral reserve includes diluting materials and allowances for losses which may occur when the material is mined or extracted. A "proven mineral reserve" is the economically mineable part of a measured mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support detailed mine planning and final evaluation of the economic viability of the deposit. A "probable mineral reserve" is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the appropriate application of technical and economic parameters in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

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

"grade" is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Ni, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The Company’s selected financial data as at August 31, 2020 and 2019 and for the fiscal years ended August 31, 2020, 2019 and 2018 are derived from its consolidated financial statements which have been audited by PricewaterhouseCoopers LLP as indicated in their independent auditors’ report which is included elsewhere in this Annual Report. The selected financial data as at August 31, 2018, 2017 and 2016 and for the fiscal years ended August 31, 2017 and 2016 are derived from audited consolidated financial statements which are not included in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and notes thereto as well as the information appearing under Item 5 - Operating and Financial Review and Prospects.

Summary of Financial Data

The Company’s financial statements have been prepared in accordance with IFRS, as issued by the IASB. All figures below are presented in USD.

SELECTED FINANCIAL DATA (in thousands of USD, except share and per share data)
	Year Ended 31-Aug-20	Year Ended 31-Aug-19	Year Ended 31-Aug-18	Year Ended 31-Aug-17	Year Ended 31-Aug-16
Other Income (Loss)	3,361	(1,759)	2,056	3,143	1,133
Net Loss	7,128	16,776	41,024	590,371	36,651
Loss Per Share	0.11	0.52	0.20	4.30	0.26
Dividends per Share	-	-	-	-	-
	31-Aug-20	31-Aug-19	31-Aug-18	31-Aug-17	31-Aug-16
Working Capital	(2,391)	(554)	7,744	13,258	(20,683)
Total Assets	37,415	43,663	41,849	100,528	519,858
Long Term Liabilities	37,256	37,911	57,807	61,046	56,823
Mineral Properties	34,939	36,792	29,406	22,900	22,346
Property Plant and Equipment	282	451	1,057	1,543	469,696
Shareholder’s (Deficit) Equity	(4,143)	(1,157)	(19,530)	(23,226)	419,448
Capital Stock	861,890	855,270	818,454	800,894	714,190
Number of Shares	64,095,073	58,575,787	29,103,411	14,846,938	8,885,703

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

The Company's debt instruments include a number of covenants that impose operating and financial restrictions on it and may limit its ability to engage in acts that may be in its long-term best interest. In particular, the 2019 Sprott Facility requires the Company to take all steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on at least one of the Toronto Stock Exchange (the "TSX") or the NYSE American LLC (the "NYSE American"). The 2019 Sprott Facility also restricts the Company's ability to:

  modify material contracts;

  dispose of assets;

  use the proceeds from permitted dispositions and financings;

  incur additional indebtedness;

  make additional investments in Mnombo in excess of $15.0 million;

  enter into certain strategic transactions, including transactions with affiliates other than PTM RSA;

  prepay any other indebtedness;

  grant security interests or encumbrances; and

  use proceeds from future debt or equity financings.

The indenture governing the Notes also includes restrictive covenants, including, without limitation, covenants restricting the incurrence of indebtedness and the use of proceeds from asset sales. As a result of these and other restrictions, the Company:

  may be limited in how it conducts its business,

  may be unable to raise additional debt or equity financing,

  may be unable to compete effectively or to take advantage of new business opportunities, and may become in breach of its obligations to the other shareholders of Waterberg JV Co., Mnombo and others,

each of which may affect the Company's ability to grow in accordance with its strategy or may otherwise adversely affect its business and financial condition.

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

In October 2017, the Company agreed with BMO Nesbitt Burns Inc. (“BMO”) and Macquarie Capital Markets Canada Ltd. (“Macquarie”) to pay BMO $1.445 million and Macquarie $1.445 million (the “Macquarie Fees”) for services previously provided as soon as practicable following the repayment of the Company’s former $40 million principal secured loan facility (the “LMM Facility”) with Liberty Metals & Mining, LLC (“LMM”) and the Company’s former working capital facility with Sprott Resource Lending Partnership.  The LMM Facility was repaid in August 2019; however, an amount of $756,466 remains owing to BMO and $756,466 remains owing to Macquarie as of the date hereof.  Neither BMO nor Macquarie has demanded payment.  However, no assurance can be provided that BMO or Macquarie will not demand payment or claim that the Company has failed to satisfy its obligations on a timely basis.  If the Company fails to pay the amounts owing to BMO and Macquarie on a timely basis, this could have a material adverse effect on the Company, including the risk of cross-default under the Company’s other indebtedness.

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

The Company has granted security interests in favour of the Sprott Lenders over all of its personal property, subject to certain exceptions, and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. and Mnombo to the Sprott Lenders under the 2019 Sprott Facility and the Modification Agreement which may have a material adverse effect on the Company.

To secure the Company's obligations under the 2019 Sprott Facility, it has entered into a general security agreement and the Modification Agreement under which the Company has granted security interests in favour of the Sprott Lenders over all of its present and after acquired personal property, subject to certain exceptions. The Company has also entered into share pledge agreements pursuant to which it has granted a security interest in favour of the Sprott Lenders over all of the issued shares in the capital of PTM RSA. PTM RSA has also guaranteed the Company's obligations to the Sprott Lenders and pledged the shares the Company holds in Waterberg JV Co. and Mnombo in favour of the Sprott Lenders. These security interests and guarantee may impact the Company's ability to obtain project financing for the Waterberg Project or its ability to secure other types of financing. The 2019 Sprott Facility has various covenants and provisions, including payment covenants and financial tests that must be satisfied and complied with during the term of the 2019 Sprott Facility. There is no assurance that such covenants will be satisfied. Any default under the 2019 Sprott Facility, including any covenants thereunder, could result in the loss of the Company's entire interest in PTM RSA, and therefore the Company's interests in the Waterberg Project.

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

The Company has had negative operating cash flow in recent financial years and, as at August 31, 2020, we held cash of only $1.31 million and had a working capital deficit of $2.39 million. Our historical average monthly burn rate for general and administrative costs over the twelve month period ended August 31, 2020 was approximately $0.3 million. We currently have limited financial resources and no sources of operating revenues and as a result will be required to fund our working capital deficit, operating expenses and other expenses through financing. The Company’s ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company’s ability to advance the Waterberg Project into production. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. The 2019 Sprott Facility requires that the Company maintain consolidated cash and cash equivalents of at least $1.0 million and working capital in excess of $500,000. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those obtained previously. The Company may be required to raise additional funds through the issuance of additional equity or debt securities to satisfy the minimum cash balance requirements under the 2019 Sprott Facility. Additionally, the Company is required to make interest payments on the Notes twice per year. The Company’s ability to make these interest payments in Common Shares is limited by the terms of the Indenture, and the Company may be required to make a portion or all of these interest payments in cash. The 2019 Sprott Facility provides that 50% of the proceeds of such financings are required to be paid to the Sprott Lenders in partial repayment of the 2019 Sprott Facility.  However, the Sprott Lenders have advised us that they will only require us to pay 50% of the net proceeds of the ATM Offering (defined below) in excess of $1,000,000 to the Sprott Lenders in partial repayment of the 2019 Sprott Facility, and for any net proceeds of the ATM Offering in excess of $2,000,000, the Sprott Lenders will only require us to pay 25% of such net proceeds to the Sprott Lenders in partial repayment of the 2019 Sprott Facility and 12.5% of such net proceeds to Macquarie in partial repayment of the Macquarie Fees.  There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to us as those obtained previously.

The Company may not be able to continue as a going concern.

The Company has limited financial resources. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves and successfully establishing profitable production of such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. The Company has suffered recurring losses from operations and significant amounts of debt payable without any current source of operating income. Also, as at August 31, 2020, the Company had a net capital deficiency of $2.4 million that raised substantial doubt about its ability to continue as a going concern.

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

  delays in obtaining, or a failure to obtain, access to surface rights required for current or future operations;

  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local community groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Waterberg Project, with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Waterberg Project. If the Company should decide to mine at the Waterberg Project, it will have to exploit local sources of water recently delineated by test drilling and develop the infrastructure required to transport water to the project area.  Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Project to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. This is particularly so given the outbreak of the COVID-19 pandemic. Accordingly, there are no assurances that the Company's properties, will be brought into a state of commercial production.

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

The impact of the current COVID-19 pandemic may significantly impact the Company.

The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If a significant portion of our workforce becomes unable to work or travel to the Company's operations due to illness or state, federal or provincial government restrictions (including travel restrictions and "shelter-in-place" and similar orders restricting certain activities that may be issued or extended by authorities), the Company may be forced to reduce or suspend exploration activities and/or development projects which may impact liquidity and financial results.

Because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of the pandemic on the Company's business. However, these effects could have a material impact on the Company's operations, and the Company will continue to monitor the COVID-19 situation closely. To the extent the COVID-19 pandemic adversely affects the Company's business and financial results as discussed above, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

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

The Investment Company Act generally defines an "investment company" to include, subject to certain exceptions, an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the issuer's unconsolidated assets, excluding cash items and securities issued by the U.S. federal government. The Company believes that it is not an investment company and is not subject to the Investment Company Act. However, future transactions that affect the Company's assets, operations and sources of income and loss may raise the risk that the Company could be deemed an investment company.

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

Funding of Waterberg Project costs is required to be provided by Waterberg JV Co. shareholders on a pro rata basis. The ability of the Company, and the ability and willingness of its joint venture partners, to satisfy required funding obligations is uncertain.

The Company's only material mineral property is the Waterberg project (the "Waterberg Project"), which is comprised of two adjacent project areas formerly known as the Waterberg Joint Venture Project, which was created in 2009 as a joint venture between the Company, the Japan Oil, Gas and Metals National Corporation ("JOGMEC") and Mnombo (the "Waterberg Joint Venture Project"), and the Waterberg Extension Project, which was created in 2009 as a joint venture between the Company and Mnombo (the "Waterberg Extension Project"). The Company agreed in the Mnombo shareholders' agreement to fund Mnombo's pro rata share of costs for the original Waterberg Joint Venture Project area through the completion of a definitive feasibility study ("DFS") for the Waterberg Project.  The Company announced the positive results of the DFS on September 24, 2019 and filed a related National Instrument 43-101 technical report on October 7, 2019. The shareholders of Waterberg JV Co. formally approved the DFS on December 5, 2019.  Mnombo is responsible to fund its proportionate share of costs for the Waterberg Extension Project area.  The ability of Mnombo to repay the Company for advances and accrued interest as at August 31, 2020 of approximately Rand 81.2 million (approximately $4.81 million as at August 31, 2020) or to fund future investment in the Waterberg Project is uncertain. If the Company fails to fund Mnombo's future capital obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo's interest in the Waterberg Project and require the sale of the diluted interests to another qualified broad-based black economic empowerment ("BEE") entity.

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

The Company's development to date has depended, and in the future, will continue to depend, on the efforts of its senior management including: R. Michael Jones, President, Chief Executive Officer and a director of the Company; and Frank R. Hallam, Chief Financial Officer, Corporate Secretary and a director of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company's business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

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

Certain of the Company’s officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of West Vault Mining Inc. (“WVM”), a public company with mineral exploration properties in Nevada. Frank Hallam, Chief Financial Officer, Corporate Secretary and a director of the Company, is also Chief Financial Officer and Corporate Secretary of WVM. John A. Copelyn, a director of the Company, is also Chief Executive Officer of Hosken Consolidated Investments Limited, a significant shareholder of the Company and the holder of a diverse group of investments including hotel and leisure, interactive gaming, media and broadcasting, transport, mining, clothing and properties. Diana Walters, non-executive Chairman and a director of the Company, was formerly an executive officer of LMM.  Stuart Harshaw, a director of the Company, is director, president and CEO of Nickel Creek Platinum Corp. and a member of the board of directors of Constantine Metal Resources Ltd. and International Tower Hill Mines Ltd. Mr. Harshaw is also a voting member of the Laurentian University Board of Governors.

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

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. The Company’s Code of Conduct and Business (the “Code of Conduct”), among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa.  In March 2014, the Organisation for Economic Cooperation and Development (the “OECD”) released its Phase 3 Report on Implementing the OECD Anti-Bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa’s economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government.  To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company’s reputation. The occurrence of any of these events could have an adverse effect on the Company’s business, financial condition and results of operations.

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

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At the Waterberg Project, additional infrastructure will be required prior to commencement of mining. The establishment and maintenance of infrastructure, and services are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political or community opposition and reliance upon third parties, many of which are outside the Company's control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development or ongoing operation of the Company's projects.

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

The Company's current and anticipated future operations, including further exploration, development activities and commencement of commercial production on the Company's properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company's properties are located. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements. The Waterberg Project prospecting rights issued by the Department of Mineral Resources and Energy ("DMRE") are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

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

A wide range of factors and principles must be taken into account by the Minister of Mineral Resources and Energy (the "Minister") when considering applications for new order rights. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an environmental authorization, water-use licence and waste management licence and, in the case of prospecting rights, considerations relating to fair competition.  Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDPs in the mining industry. All the Company's current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter 2018 may be subjective and is dependent upon the views of the DMRE as to whether the Company is in compliance. The Waterberg Social and Labour Plan, for instance, will contain both quantitative and qualitative goals, targets and commitments relating to the Company's obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company's control.

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

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDP ownership. The MPRDA and Mining Charter 2018 contain provisions relating to the economic empowerment of HDPs. One of the requirements which must be met before the DMRE will issue a mining right is that an applicant must facilitate equity participation by HDPs in the prospecting and mining operations which result from the granting of the relevant rights.

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

On September 27, 2018, the Minister announced the implementation, with immediate effect, of Mining Charter 2018.

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

A holder can claim a maximum of a 5% offset credit against the BEE entrepreneur allocation for beneficiation on the basis of a DMRE approved "beneficiation equity equivalent plan". However, the baselines for beneficiation are still required to be determined by the Minister.

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

In regard to employment equity, the Mining Charter 2018 sets minimum levels for the participation of Black Persons on all levels of company management and sets incremental targets for the procurement of local goods and services.

Compliance with a mining right holder's mine community development obligations, principally in terms of its approved social and labour plan ("SLP"), is a ring-fenced element of Mining Charter 2018 which requires 100% annual compliance for the duration of the mining right.

Subject to conditions contained in the Company's prospecting and future mining rights, the Company may be required to obtain approval from the DMRE prior to undergoing any change in its empowerment status under Mining Charter 2018.  In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of Mining Charter 2018 and other BEE legislation, including failure to retain the requisite level of HDP ownership, the Company may face possible suspension or cancellation of its rights under a process governed by Section 47 of the MPRDA.

In addition, Mining Charter 2018 requires that its provisions be implemented in accordance with Implementation Guidelines, published on December 19, 2018. This creates greater uncertainty in measuring the Company's progress towards, and compliance with, its commitments under Mining Charter 2018 and other BEE legislation.

On March 27, 2019, the Minerals Council South Africa announced that it had launched review proceedings against the Minister to set aside certain provisions of Mining Charter 2018. Essentially the review concerns a requirement in the Mining Charter  2018 that mining firms re-empower themselves in order to renew mining licenses or transfer mining rights. This creates greater uncertainty in measuring our progress towards, and compliance with, our commitments under Mining Charter 2018 and other BEE legislation. This litigation remains pending due to ongoing negotiations between the Minerals Council South Africa and the Minister.

The Company is obliged to report on its compliance with Mining Charter 2018 against Mining Charter 2018 Scorecard, including its percentage of HDP shareholding, to the DMRE on an annual basis.

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

Currently, the South African Department of Trade, Industry and Competition is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Generic BEE Codes (defined below), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMRE). The BEE Act came into operation on October 24, 2014.  Among other matters, the BEE Amendment Act, through section 3(2), amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provision (defined below) came into effect on October 24, 2015. On October 30, 2015, the South African Minister of Trade, Industry and Competition exempted the DMRE from applying the Trumping Provision for a period of twelve months on the basis that the alignment of Mining Charter 2018 with the BEE Act and the Generic BEE Codes was an ongoing process. The Mining Charter 2018 purports to be aligned with the Generic BEE Codes. The Trumping Provision expired on October 31, 2016 and no new application for exemption was made. Generally speaking, the amended Generic BEE Codes will make BEE-compliance by mining companies more onerous to achieve. The DMRE and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMRE continues to apply the provisions of Mining Charter 2010 and Mining Charter 2018, as applicable, and not the Generic BEE Codes. See Item 4.B. - South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry, and -Mining Charter.

The Generic BEE Codes and Mining Charter 2018 require Mnombo to be 51% held and controlled by HDPs to qualify it as a "black-controlled company" or a "BEE Entrepreneur" and hence a qualified BEE entity. Mnombo is presently 50.1% owned and controlled by HDPs.

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

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which the government will attempt to address the country's inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company's business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company's ability to own, operate and manage its South African mining projects.

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

The Company procures all of the electricity necessary for its operations from ESKOM Holdings Limited, South Africa's state-owned electricity utility ("ESKOM"), and no significant alternative sources of supply are available to it. ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, led to a period of electricity shortages. ESKOM has generally established sufficient capacity to meet South Africa's current requirements but remains severely under-capitalized and wide-spread power cuts or load-shedding are implemented when the electricity grid is under stress. Since 2008, ESKOM has invested heavily in new base load power generation capacity. Its principal new projects, a power station known as Medupi, and a power station known as Kusile, have been subject to delays. The last Medupi unit is scheduled for commissioning by December 2020 , while Kusile is anticipated to be completed by the end of 2023. ESKOM is heavily dependent on coal to fuel its electricity plants. Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to the Company.

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

On May 26, 2019, the Bill was signed into law as the Carbon Tax Act, No. 15 of 2019, resulting in a carbon tax being implemented on June 1, 2019. See Item 4.B. - Business Overview - Carbon Tax/Climate Change Policies.

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

The Company may need to repatriate funds from its foreign subsidiaries to fulfill its business plans and make payments on the 2019 Sprott Facility.  Since commencing business in South Africa, the Company has loaned or invested approximately CDN$819 million (net of repayments) as at August 31, 2020 into PTM RSA in South Africa. The Company obtained approval from the South African Reserve Bank ("SARB") in advance for its investments into South Africa. Although the Company is not aware of any law or regulation that would prevent the repatriation of funds it has loaned or invested into South Africa back to the Company in Canada, no assurance can be given that the Company will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

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

To the extent that the Company's operating subsidiaries acquire or lease privately held land, such land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the "Land Claims Act") and the Restitution of Land Rights Amendment Act 15 of 2014 (the "Restitution Amendment Act"), which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who (subject to the promulgation of further legislation) lodges a claim on or before June 30, 2019, is granted certain remedies.  A successful claimant may be granted either return of the dispossessed land (referred to as "restoration") or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or "alternative relief"). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered.  Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

The South African Minister of Agriculture, Land Reform and Rural Development ("Land Reform Minister") may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Land Claims Act also entitles the Land Reform Minister to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the South African Constitution which provide, in general, for just and equitable compensation.

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

The factors influencing such volatility include macroeconomic developments (including developments with COVID 19) in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares and other securities include the following:

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

The Company may be unable to maintain compliance with NYSE American and TSX continued listing standards and our common shares may be delisted from the NYSE American and TSX equities markets, which would likely cause the liquidity and market price of the common shares to decline.

The Common Shares are currently listed on the NYSE American and the TSX. The Company is subject to the continued listing criteria of the NYSE American and the TSX and such exchanges will consider suspending dealings in, or delisting, securities of an issuer that does not meet its continued listing standards. In order to maintain the listings, the Company must maintain certain objective standards, such as share prices, shareholders' equity, market capitalization and, share distribution targets.  In addition to objective standards, the NYSE American may delist the securities of any issuer, among other reasons, if the issuer sells or disposes of principal operating assets, ceases to be an operating company or has discontinued a substantial portion of its operations or business for any reason or the NYSE American otherwise determines that the securities are unsuitable for continued trading. The Company may not be able to satisfy these standards and remain listed on the NYSE American and the TSX.

On April 10, 2018 and May 23, 2018, the Company received letters from NYSE American stating that it was not in compliance with the continued listing standards as set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the "Company Guide") with respect to stockholders' equity, or in Section 1003(f)(v) of the Company Guide with respect to the selling price of the Common Shares.

The Company regained compliance with Section 1003(f)(v) of the Company Guide subsequent to the 2018 Share Consolidation. On October 10, 2019, the NYSE American notified Platinum Group that the Company had resolved its listing deficiency with respect to Section 1003(a) and successfully regained compliance with the NYSE American's continued listing standards.

Delisting of the Common Shares may result in a breach or default under certain of our agreements. Without limiting the foregoing, a TSX or NYSE American delisting would result in a default (unless any required waivers could be obtained) under certain or all of our outstanding indebtedness, which would have a material adverse impact on us. A delisting of the Company's Common Shares could also adversely affect the Company's reputation, ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such fundraising, the liquidity and market price of the Common Shares and the ability of broker-dealers to purchase the Common Shares.

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

The Company may sell equity securities in offerings (including through the sale of debt securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions, debt repayment or other projects. For example, the Company completed private placements of Common Shares in December 2019, June 2020 and October 2020, and has conducted a US at-the-market offering of Common Shares since September 2020.

In addition, the Notes issued on June 30, 2017, bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in Common Shares or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. Subject to certain exceptions, the Notes are convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares, subject to certain restrictions on issuing Common Shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares.

The Company cannot predict the number of common shares that will be issued in respect of such interest payments, the timing or amount of conversions of Notes, exercises of stock options, or the size or terms of future issuances of equity securities or securities convertible into equity securities or the effect, if any, that future issuances and sales of the securities will have on the market price of the Common Shares. In addition, the conversion price of the Notes is subject to adjustment in certain circumstances. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to shareholders. Exercises of presently outstanding stock options may also result in dilution to shareholders.

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

Potential investors in the securities who are U.S. taxpayers should be aware that the Company may be classified as a "passive foreign investment company" or "PFIC" for its current tax year ending August 31, 2021 and may be a PFIC in future tax years.  If the Company is a PFIC for any tax year during a U.S. taxpayer's holding period of the securities, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the securities or any so-called "excess distribution" received on the securities, as ordinary income, and to pay an interest charge on a portion of such gain or excess distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective "qualified electing fund" or "QEF" election (a "QEF Election") under Section 1295 of the Internal Revenue Code of 1986, as amended (the "Code") or a mark-to-market election (a "Mark-to-Market Election") under Section 1296 of the Code. Subject to certain limitations, such elections may be made with respect to shares of Common Stock. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their shares of Common Stock. A U.S. taxpayer who makes the Mark to Market Election generally must include as ordinary income each year the excess of the fair market value of the shares of Common Stock over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules." Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the shares of Common Stock.

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

Global financial conditions continue to be characterized by extreme volatility. In recent years, global markets have been adversely impacted by the credit crisis that began in 2008, the European debt crisis, COVID-19 and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of Platinum Group

The Company is a corporation organized under the laws of British Columbia, Canada. The Company was formed on February 18, 2002 under the Company Act (British Columbia) pursuant to an order of the Supreme Court of British Columbia (the "Court") approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. On January 25, 2005, the Company was transitioned under the Business Corporations Act (British Columbia) (the "BCBCA").

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

In 2019, the Company founded Lion Battery Technologies Inc. ("Lion Battery") in partnership with Anglo American Platinum Limited to support the use of palladium and platinum in lithium battery applications.

In addition to the information provided below regarding the Company's principal capital expenditures and divestitures during the last three financial years, see Item 5.B. - Liquidity and Capital Resources - Equity Financings for information on use of proceeds from equity financings.

Recent Developments

The following is a summary of the Company's noteworthy developments since September 1, 2019:

September 2019

Positive results of DFS Published

On September 24, 2019, the Company reported the positive results of a DFS for the Waterberg Project targeting a large, thick PGM resource with the objective to model a large scale, fully mechanized mine. An updated independent 4E resource estimate for the Waterberg Project was also announced at the same time as the DFS, representing a small increase in resources based on minor infill drilling since the prior independent 4E resource estimate for the Waterberg Project as reported on October 25, 2018.

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

The September 2019 Waterberg Report was formally delivered to all of the Waterberg Project owners on October 4, 2019 as required under the Waterberg JV Co. shareholders agreement.

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

December 2019	Waterberg DFS Approval by Joint Venture Partners

On December 5, 2019, the Company reported the approval of the DFS by the shareholders of Waterberg JV Co. The Waterberg DFS was provided to the shareholders on September 4, 2019. The DFS was managed by Waterberg JV Co. representing the joint venture partners and owners, being Platinum Group, Implats, JOGMEC, Hanwa and Mnombo.

Non-Brokered Private Placement

On December 19, 2019, the Company reported the closing of a non-brokered private placement of common shares at price of $1.24 each. An aggregate of 3,225,807 common shares were subscribed for and issued resulting in gross proceeds to the Company of $4.0 million (the "December 2019 Private Placement"). A 6% cash finder's fee in the amount of $54,232 was paid in cash on a portion of the December 2019 Private Placement. Hosken Consolidated Investments Limited ("HCI"), an existing major shareholder of the Company, subscribed for 1,612,931 common shares through its subsidiary Deepkloof Limited ("Deepkloof").

March 2020	Amendment to Implats Option

On November 6, 2017, the Company, along with Waterberg JV Co., JOGMEC and Mnombo completed the first phase of a transaction involving the Waterberg Project initially announced on October 16, 2017 with Implats (the "Implats Transaction") whereby Implats purchased an aggregate 15.0% equity interest in Waterberg JV Co. for $30 million.  Implats also acquired a right to increase its stake in Waterberg JV Co. (the "Purchase and Development Option") from 15% to 50.01% by purchasing an additional 12.195% equity interest from JOGMEC for $34.8 million and earning a further 22.815% interest by making a firm commitment to an expenditure of $130.0 million in development work.

On March 31, 2020, the Implats' Purchase and Development Option was amended and restated by formal agreement (the "Amended Call Option Agreement"), to extend the termination date from April 17, 2020 to ninety calendar days following receipt of an executed mining right for the Waterberg Project.

In consideration for the amendment, Implats agreed to fund an implementation and optimization work program (the "2020 Work Program") budgeted to cost up to Rand 55 million and aimed at assessing risks and increasing confidence in specific areas of the Waterberg DFS, while awaiting the grant of a mining right and Environmental Authorization.

June 2020	Receipt of Implats' Notice of Not to Exercise Option

On June 15, 2020, Implats provided formal notice (the "Implats Election Notice") to the shareholders of Waterberg JV Co. stating their election not to exercise the Purchase and Development Option. Implats stated that notwithstanding the positive progress achieved on the 2020 Work Program to date, and the strategic alignment between the Waterberg asset and Implats' stated portfolio objectives, the unprecedented events brought about by the COVID-19 pandemic necessitated Implats to re-evaluate the impact of the increased economic uncertainty on Implats' strategy and risk appetite in the short, medium and long term.

Pursuant to the Amended Call Option Agreement, Implats responsibility to fund the 2020 Work Program ended on September 15, 2020, which was 90 days after the delivery of the Implats Election Notice.

Implats indicated they intend to continue discussions in good faith on potential smelter offtake arrangements for the Waterberg Project. Implats reiterated their support of both the Waterberg Project and the joint venture partners and plans to remain an active 15% participant, including funding of their share of costs, subject to future considerations.

Non-Brokered Private Placement

On June 17, 2020, the Company announced the closing of a non-brokered private placement of common shares at a price of $1.40 each. An aggregate of 1,221,500 common shares were subscribed for and issued resulting in gross proceeds to the Company of $1.71 million (the “June 2020 Private Placement”). A 6% cash finder’s fee of $37,926 was paid in cash on a portion of the Private Placement. HCI, an existing major shareholder of the Company, subscribed for 500,000 common shares through its subsidiary Deepkloof.

Finalization of Income Tax Audit

On June 30, 2020, the Company received a letter from SARS reporting the finalization of an income tax audit of the Company's South African 100% subsidiary PTM RSA for tax years 2014, 2015 and 2016 with no reassessment or adjustment to the Company's tax returns for the years audited.

August 2020	Delivery of Subscription Failure Notice to Implats

As a result of the Implats Election Notice and pursuant to the Amended Call Option Agreement, the board of Waterberg JV Co. passed a resolution to issue and deliver a subscription failure notice (the "Subscription Failure Notice") to formalize the termination of the Purchase and Development Option.  The Subscription Failure Notice was delivered to Implats on August 11, 2020.

Termination of Implats' Offtake Negotiation Period

On August 11, 2020, the board of Waterberg JV Co. also passed a resolution to record the termination of the exclusive offtake negotiation period with Implats as a result of the parties not reaching a concentrate offtake agreement within the Amended Call Option Agreement's 30-day prescribed period. The Company will continue to discuss and negotiate for offtake terms with Implats; however, it is now also allowed to carry on discussions with other potential concentrate offtake parties, subject to Implats right to match.

September 2020	At-The-Market Offering Sales Agreement

On September 4, 2020, the Company entered into an Equity Distribution Agreement (the "Sales Agreement") with BMO Capital Markets Corp. ("BMO"). Under the Sales Agreement, Platinum Group may sell its common shares in the capital of the Company from time to time for up to $12.0 million in aggregate sales proceeds in "at-the-market" transactions (the "ATM Offering"). No offers or sales of common shares will be made in Canada, on or through the facilities of the Toronto Stock Exchange (the "TSX") or other trading markets in Canada, or to anyone known by BMO to be a resident of Canada.

At the conclusion of the trading day on November 24, 2020, the Company had sold 4,617,177 common shares at an average price of $2.16 for gross proceeds of $10 million pursuant to the 2020 ATM.

Lion Battery Granted US Patent

On September 14, 2020, the Company reported that the U.S. Patent and Trademark Office has issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to Florida International University ("FIU"). Under a sponsored agreement, Lion Battery has exclusive rights to all technology being developed by FIU including the patents granted. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.

Lion Battery was jointly formed in 2019 by Platinum Group and Anglo American Platinum Limited to accelerate the development of next-generation battery technology using platinum and palladium.

October 2020	Non-Brokered Private Placement

On October 15, 2020, the Company reported the closing of a non-brokered private placement of common shares with major shareholder HCI, through its subsidiary Deepkloof, at a price of $2.18 each (the "October 2020 Private Placement"). An aggregate of 1,146,790 common shares were subscribed for and issued resulting in gross proceeds to the Company of $2.5 million.  The October 2020 Private Placement allowed HCI to maintain its interest in the Company at over 31%.

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

Implats Transaction

On November 6, 2017, the Company, along with Waterberg JV Co., JOGMEC and Mnombo completed the first phase of the Implats Transaction whereby Implats purchased an aggregate 15.0% equity interest in Waterberg JV Co. (the "Initial Purchase") for $30 million. The Company received consideration of $17.2 million from Implats for the sale of an 8.6% interest in the Waterberg Project and JOGMEC received $12.8 million for the sale of a 6.4% interest in the Waterberg Project.

Pursuant to the Implats Transaction, Implats acquired an the Purchase and Development Option to increase its stake in Waterberg JV Co. to 50.01% by purchasing an additional 12.195% equity interest from JOGMEC for $34.8 million and earning into the remaining interest by making a firm commitment to an expenditure of $130.0 million in development work. Implats also acquired a right of first refusal to smelt and refine Waterberg concentrate. The positive results of the DFS were announced on September 24, 2019 and the September 2019 Waterberg Report was delivered to the Waterberg JV Co. shareholders on October 4, 2019 for review and approval. After approval by Waterberg JV Co. or Implats of the DFS ("DFS Approval"), Implats would have an option within 90 business days to elect to exercise the Purchase and Development Option.

Pursuant to the Implats Transaction, Implats also acquired a right of first refusal ("ROFR") to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project. Hanwa will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

On March 31, 2020, the Implats' Purchase and Development Option was amended, by the Amended Call Option Agreement, to extend the termination date from April 17, 2020 to ninety calendar days following receipt of an executed mining right for the Waterberg Project.

In consideration for the amendment, Implats agreed to fund the 2020 Work Program.  The 2020 Work Program, budgeted to cost up to Rand 55 million, was aimed at increasing confidence in specific areas of the Waterberg DFS while awaiting the grant of a mining right and Environmental Authorization.

On June 15, 2020, Implats delivered the Implats Election Notice stating their election not to exercise the Purchase and Development Option.  Implats stated that notwithstanding the positive progress achieved on the 2020 Work Program to date, and the strategic alignment between the Waterberg asset and Implats stated portfolio objectives, the unprecedented events brought about by the COVID-19 pandemic necessitated Implats to re-evaluate the impact of the increased economic uncertainty on Implats' strategy and risk appetite in the short, medium and long term.  Implats reiterated their support of both the Waterberg Project and the joint venture partners and plans to remain an active 15% participant, including funding of their share of costs, subject to future considerations.

On August 11, 2020, further to Implats Election Notice and pursuant to the Amended Call Option Agreement, Waterberg JV Co. delivered to Implats the Subscription Failure Notice to formalize the termination of the Purchase and Development Option. Waterberg JV Co. also recorded the termination of the offtake negotiation period with Implats as a result of the parties not reaching a concentrate offtake agreement within the 30-day prescribed period. The Company will continue to discuss and negotiate for offtake terms with Implats; however, is now also allowed to carry on discussions with other potential concentrate offtake parties, subject to Implats ROFR.

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

Employees and Contractors

The Waterberg Project is currently operated by the Company utilizing its own staff and personnel.  Contract drilling, geotechnical, engineering and support services are utilized as required.  Operations at the Waterberg Project are funded by Waterberg JV Co. and its shareholders.  The Company's current complement of full time managers, staff, consultants, security and casual workers in South Africa consists of 7 individuals, inclusive of 2 individuals active at the Waterberg Project conducting exploration and engineering activities related to the execution of DFS recommendations and a possible production decision by Waterberg JV Co.  Two former South African employees (not included above) who were retrenched in early 2020 are to complete transitionary consulting engagements on December 31, 2020. The Company's current complement of managers, staff and consultants in Canada consists of 6 individuals.

Foreign Operations

The Company conducts its business in South Africa, which hosts a large and well-developed mining industry. This, among other factors, means the infrastructure in many areas is well-established, with well-maintained roads and highways as well as electricity distribution networks, water supply and telephone and communication systems. Electrical generating capacity has been strained by demand in recent years in South Africa, but additional capacity is currently under construction.  Additional water infrastructure will also be required.  See "Risk Factors".

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

Social and Labour Plans

The Waterberg Social and Labour Plan (the “Waterberg Social and Labour Plan”) has been developed pursuant to DMRE guidelines for social and labour plans and has been submitted in accordance with regulation 46 of the MPRDA together with the application for a mining right for the Waterberg Project. The objective of a social and labour plan is to align the Company’s social and labour principles with the related requirements established under Mining Charter 2018. These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio‑economic development of the communities proximal to the Waterberg Project. Contractors will be required to comply with the Waterberg Social and Labour Plan and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc. In terms of human resources training, the Waterberg Social and Labour Plan will establish objectives for adult‑based education training, learnerships and development of the skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships. The Waterberg Social and Labour Plan will also establish local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programmes for small scale industry, agriculture, entrepreneurship and health and education.

Labour in South Africa

The gold and platinum mining industries in South Africa witnessed significant labour unrest in recent years and demands for higher wages by certain labour groups. Both legal and illegal or "unprotected" strikes have occurred at several mines since the beginning of August 2012. In June 2014, the Association of Mineworkers and Construction Union accepted a negotiated wage settlement to end a five-month long strike affecting a significant proportion of the platinum industry. To date, the Company has seen no adverse labour action on its operations in South Africa.  See "Risk Factors".

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

Competitive Conditions

The global PGM mining industry has benefited from long-term rising demand from the global automotive and fabrication sectors. In 2019, South Africa's PGM mining sector has historically represented approximately 73% of global platinum mine supply and 37% of global palladium mine supply. From mid-2012 until early 2019 global economic uncertainty, increased supply from recycling and slower growth created a weak market for PGMs. Lower market prices for PGMs combined with labour unrest caused stoppages and closures of some higher cost platinum mines and shafts in South Africa. The market for PGMs, palladium and rhodium in particular, has improved in 2019 and 2020, resulting in a higher overall metal basket price. Almost all of the South African platinum and palladium supply comes from the geographic constraints of the Western, Northern and Eastern Limbs of the Bushveld Complex, resulting in a high degree of competition for mineral rights and projects. South Africa's PGM mining sector remains beholden to economic developments in the global automotive industry, which in 2019 accounted for approximately 34% of the total global demand for platinum and 84% of the total global demand for palladium. A prolonged downturn in global automobile and light truck sales, resulting in depressed platinum prices, often results in declining production as unprofitable mines are shut down. Alternatively, strong automobile and light truck sales combined with strong fabrication demand for platinum, most often results in a more robust industry, creating competition for resources, including funding, labour, technical experts, power, water, materials and equipment. Since late 2015 the price of palladium has more than quadrupled due to rising gasoline automotive sector demand, while platinum prices are at about the same price now as they were in 2015, having rebounded somewhat from very low price levels experienced in late 2018. The South African industry is dominated by three or four producers, who also control smelting and refining facilities. As a result, there is general competition for access to these facilities on a contract basis. If the Company moves towards production on the Waterberg Project, it will become exposed to many of the risks of competition described herein. See "Risk Factors".

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

Black Economic Empowerment in the South African Mining Industry

The transition from an apartheid regime to a democratic regime brought with it a commitment by the South African state, as enshrined in the Constitution, to take legislative and other measures to redress the results of past racial discrimination against black South Africans, or as the MPRDA defines them, "HDPs. Under the MPRDA, the concept includes any association, the majority of whose members are HDPs as well as juristic persons if HDPs own and control the majority of the shares and control the majority of the shareholders' votes.

This concept and process to take legislative and other measures to redress the results of past racial discrimination against black South Africans is known in South Africa as BEE. The mining industry was one of many industries identified by the South African government as requiring reform to bring about equitable benefit from South Africa's mineral industry to all South Africans and to promote local and rural development and social upliftment of communities affected by mining.

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

The Generic BEE Codes were originally published in 2007 and set out seven indicators or elements in terms of which BEE compliance is measured. Each element has a scorecard in terms of which various sub-elements are set out, together with a target for compliance with each sub-element and a corresponding number of weighting points. An entity's BEE compliance is measured in terms of each of these scorecards and the aggregate score will then determine that entity's BEE compliance level. Independent BEE verification agencies are authorized to verify an entity's compliance and provide it with a verification certificate which will set out its score and confirm its BEE compliance level. The seven elements of BEE compliance set out in the original Generic BEE Codes are ownership (which measures the extent to which black people own the measured entity), management control (which measures the extent to which black people form part of the board of directors and top management of the entity), employment equity (which measures the extent to which black people are employed with the various management levels of the entity), skills development (which measures the extent to which the entity has undertaken skills training for the benefit of its black employees), preferential procurement (which measures the extent to which the entity procures goods and services from BEE compliant and black-owned companies), enterprise development (which measures the extent to which the entity has contributed towards the development of black-owned or BEE compliant companies), and socio-economic development (which measures the extent to which the entity has contributed towards the socio-economic development of black people).

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

The provisions of section 3(2) set out in the BEE Amendment Act states that "in the event of any conflict between this Act and any other law in force immediately prior to the date of commencement of the BEE Act, 2013, this BEE Act prevails if the conflict specifically relates to a matter dealt with in this Act" (the "Trumping Provision"). The BEE Act provides that section 3(2) will come into effect one year after the date on which the President proclaims the BEE Act into law and therefore became operative on October 24, 2015. However, on October 30, 2015 the Minister of Trade, Industry and Competition exempted the DMRE from applying the Trumping Provision until October 31, 2016 on the basis that the alignment of the then Mining Charter 2010 with the BEE Act and the BEE Codes was still ongoing. There has not been a further extension of this exemption.

Section 10(1)(a) set out in the BEE Act provides that "every organ of state and public entity must apply any relevant code of good practice issued in terms of this Act in determining qualification criteria for the issuing of licences, concessions or other authorizations in respect of economic activity in terms of any law". This will require all governmental bodies to apply the Generic BEE Codes or other relevant codes of good practice when procuring goods or services or issuing licenses or other authorizations under any other laws, and to penalize fronting or misrepresentation of BEE information.

The provisions of section 3(2) and 10(1)(a) indicate that the DMRE would be obliged to apply the provisions of the BEE Act and of any BEE code of good practice gazetted in terms of the BEE Act when issuing rights, permissions or permits in terms of the MPRDA in the future.

A code of good practice refers to the Generic BEE Codes or any sector-specific code of good practice which has been developed and gazetted in terms of the provisions of the BEE Act after consultation with the relevant industry stakeholders and the Department of Trade, Industry and Competition. It does not include Mining Charter 2018 because it was not developed and gazetted in terms of the BEE Act. The implications of the above provisions of the BEE Act are that unless a mining sector code is developed and gazetted, or unless a further exemption is granted by the Minister of Trade, Industry and Competition, the DMRE would not be entitled to apply Mining Charter 2018 when issuing rights, permissions or permits (after commencement of the above mentioned sections of the BEE Amendment Act) and would be required to apply the Generic BEE Codes. While the target for ownership under the Generic BEE Codes is the same as in Mining Charter 2010 i.e. 26% (as opposed to the current Mining Charter 2018's 30%), the remaining elements in terms of which BEE compliance is measured are materially different from those set out in Mining Charter 2018.  In addition, the extent of BEE compliance is determined under the Generic BEE Codes with reference to an entity's overall score and corresponding BEE compliance level, and Mining Charter 2018s scorecard does not contain the same methodology. Thus, if the Generic BEE Codes were to apply to the mining industry, it would place the industry at a disadvantage and create uncertainty.

Section 10(2)(a) set out in the BEE Act provides that "the Minister may, after consultation with the relevant organ of state or public entity, exempt the organ of state or public entity from a requirement contained in subsection (1) or allow a deviation therefrom if particular objectively verifiable facts or circumstances applicable to the organ of state or public entity necessitate a deviation". Such an exemption or deviation is required to be published in the government gazette. It seems possible, but it is not certain whether the DMRE could apply for such an exemption in respect of the mining industry.

The DMRE and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMRE continues to apply the provisions of Mining Charter 2018 and not the Generic BEE Codes.

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

On September 13, 2010, the Mining Charter 2010 came into effect setting targets (some of which remained the same as those in the original mining charter) to be achieved by mining companies by December 31, 2014 (the implementation of which needed to be reported to the DMRE by mining companies in 2015), which targets included:

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

  Reporting: submission of annual reports to the DMRE in respect of compliance with Mining Charter 2018 2010.

Mining Charter 2010 included targets, measures and weightings by which mining right holders were assessed against the obligations according to the Mining Charter 2010 Scorecard. Failure of a company to meet its obligations in relation to Mining Charter 2010 could lead to the suspension or cancellation of its New Order Rights and could have a negative impact on applications for New Order Rights.

The application for the Waterberg Project mining right will be adjudicated upon and granted in accordance with the ownership requirements of Mining Charter 2010, given that it was lodged and accepted prior to the coming into force of the current Mining Charter 2018.

On September 27, 2018, the Minister announced the implementation of Mining Charter 2018 which sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders. Mining Charter 2018 provides for the publication of 'Implementation Guidelines' by November 27, 2018. This creates greater uncertainty in measuring a mining right holder's progress towards, and compliance with, its commitments under Mining Charter 2018.

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

Mining right holders may claim an equity equivalent offset against a maximum 5% of a BEE Entrepreneur shareholding for beneficiation in accordance with a DMRE approved Beneficiation Equity Equivalent Plan.

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

  Junior Management - a minimum of 70% are HDP's proportionally represented, 30% of which must be women; and

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

Mining right holders must meaningfully contribute towards Mine Community Development with a bias in favour of mine communities both in terms of impact as well as in keeping with the principles of the social license to operate. This element, together with the ownership element are ring-fenced and require 100% compliance at all times. In consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, mining right holders must identify developmental priorities of mine communities and make provision for such priorities in prescribed and approved SLPs, to be be published in English and one or two other languages commonly used within the mine community. Mining right holders who operate in the same area may collaborate on certain identified projects to maximize the socio-economic development impact in line with SLPs.

Holders must implement 100% of their SLP commitments in any given financial year of the mining right holder. Any amendments and/or variations to commitments set out in SLPs (including budgets) shall require approval in terms of section 102 of the MPRDA, and right holders will be required to consult with mine communities.

Housing and living conditions for mine workers as stipulated in the Housing and Living Conditions Standards, developed in terms of section 100(1)(a) of the MPRDA, including decent and affordable housing, provision for home ownership, provision for social, physical and economic integration of human settlements, secure tenure for the employees in housing institutions, proper health care services, affordable, equitable and sustainable health system and balanced nutrition. Under Mining Charter 2018, holders must submit housing and living conditions plans to be approved by the DMRE after consultation with organized labor and the Department of Human Settlement. To provide clear targets and timelines for purposes of implementing the aforesaid housing and living condition principles the DMRE released the reviewed Housing and Living Conditions Standard for the Minerals Industry on December 11, 2019.,

Mining Charter 2018 provides, for the first time, a regime for junior miners who meet the qualifying criteria and grants such companies exemption from certain elements/targets. The regime for junior mining companies is limited to mining right holders who, either through holding a single or multiple mining rights, have a combined annual turnover of less than Rand 150 million.

Mining right holders who have a turn-over of less that Rand 10 million per annum are exempt from the following elements/targets set out in the  Mining Charter 2018: Employment Equity Targets (if they have less than 10 employees); Inclusive Procurement Targets; as well as Enterprise and Supplier Development Targets, and are required to only comply with the following elements/targets Ownership element (but undefined as to composition of BEE shareholding); Employment Equity Targets (if they have more than 10 employees); Human Resource Development Targets; and Mine Community Development Targets.

Mining right holders who have a turn-over of between Rand 10 million and Rand 50 million per annum are required to comply with the following elements/target: Ownership element (but undefined as to composition of BEE shareholding); Human Resource Development Targets; Inclusive Procurement Targets; Employment Equity Targets (at group level); and Mine Community Development Targets.

New Order Mining and Prospecting Rights Under the MPRDA

All of the Company's prospecting and mining rights are so-called new order rights (i.e. rights granted under the MPRDA) as opposed to old order rights, being rights granted under pre-MPRDA legislation.  Under the MPRDA, mining companies operating in South Africa were required to apply for conversion of old order rights into new order prospecting and mining rights issued by the South African state in terms of the MPRDA. New order rights in respect of mining are granted for a maximum period of 30 years, with renewals of up to 30 years at a time. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted a mining right in respect of the prospecting area in question.

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

At its 53rd national conference in December 2012, the ANC rejected wholesale nationalization. It was resolved that state intervention in the economy would focus on beneficiation. Strategic minerals, which include platinum group metals, coal and iron ore, will be identified and special public policy measures may be put in place. Further state interventions could include "state ownership" through the state mining company, and mineral resource rents through the imposition of new taxes or a super-profits tax.

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

South African environmental law is largely permit-based and requires businesses whose operations may have an environmental impact to obtain licenses and authorizations principally from the DMRE, Department of Human Settlements, Water and Sanitation ("DHSWS")and the Department of Environment, Forestry and Fisheries ("DEFF"), which often contain stringent conditions relating to construction and operational requirements, as well as monitoring and reporting obligations.

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

NEMA provides for the appointment of Environmental Management Inspectors and Environmental Mineral Resource Inspectors at the DEFF and DMRE respectively. These inspectors have wide-ranging powers and can undertake both announced and unannounced inspections and investigations. Criminal prosecutions have been initiated and directives and compliance notices issued following a number of these inspections.

Under NEMA, it is a criminal offence for any person unlawfully and intentionally or negligently to commit any act or omission which causes, has caused or is likely to cause significant environmental pollution or degradation or unlawfully and intentionally or negligently commit any act or omission which detrimentally affects or is likely to affect the environment in a significant manner. A maximum criminal fine of up to Rand 10 million and/or a prison term of up to ten years may be imposed for such an offence. The NWA establishes a similar criminal offence in relation to water pollution and various offences in terms of other environmental legislation, such as the NEWA, will constitute criminal offences under NEMA.

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

The environmental regulation of mining has undergone a transition. NEMA is now the primary environmental legislation regulating mining and not the MPRDA. Due to this transition, the majority of the MPRDA's environmental regulation provisions were deleted ("Pre-MPRDA Amendment Act Environmental Provisions") and the National Environmental Management Laws Amendment Act, No. 25 of 2014 ("NEMLAA") introduced specific provisions regulating mining into NEMA. The Minister has however retained the bulk of his environmental regulation competencies under the NEMLAA's amendments, to be undertaken in accordance with NEMA. This transition has created some gaps which include that not all of the necessary amendments have yet commenced under the MPRDA and certain regulations under NEMA are outstanding.

Under the Pre-MPRDA Amendment Act Environmental Provisions, before 8 December 2014, environmental management plans and environmental management programmes ("EMPs") were required to be approved by the relevant delegated authority at the DMRE before a prospecting right or mining right respectively became effective.

In addition to requiring that an EMP be approved under the MPRDA, an environmental authorisation or an integrated environmental authorization ("EA") was required for certain activities that are incidental to mining, listed in a series of Environmental Impact Assessment ("EIA") Regulations published under the NEMA. This includes vegetation clearance; construction of roads, facilities in proximity to a watercourse and facilities that may cause pollution; and storage of dangerous goods, where the activities exceeded specified thresholds ("Listed Activities"). An EA was not required for mining or prospecting activities.

This position changed on 8 December 2014 when the 2014 EIA Regulations commenced under NEMA, replacing the 2010 EIA Regulations. Mining and prospecting activities that commenced after this date required an EA, as did associated infrastructure and earthworks directly related to the prospecting and extraction of a mineral resource.

There are presently no provisions in force in the MPRDA or NEMA deeming EMPs approved under the MPRDA to be EAs issued under the NEMA, which creates gaps in relation to the obligations of mineral right holders with an approved EMP.  Certain 2013 amendments to the MPRDA (following the implementation of the Mineral and Petroleum Resources Development Act No. 49 of 2008 ("MPRDA Amendment Act, 2008")) introduced a deeming provision however it has not yet commenced. This provision provides that an EMP approved under the MPRDA before and at the time of the NEMA coming into force will be deemed to have been approved and an EA issued in terms of NEMA. There are also no transitional provisions deeming approvals to EMP applications that were submitted before NEMLAA and approved after NEMLAA to be deemed to be EAs.  This has created the situation where strictly speaking applicants for mineral rights are now required to submit an application for an EA, despite an application for EMP approval being previously submitted.  In practice however, the DMRE views EMPs submitted under the MPRDA to be EAs.

NEMA requires an EA before Listed Activities commence and it is a criminal offence to commence such Listed Activity without the required EA. A person who has commenced a Listed Activity without an EA may apply for rectification of this state of affairs but would be required to pay a maximum administrative fine of Rand 5 million and may also face criminal penalties.

Under the NWA, water cannot be owned, but is instead held in trust for the people of South Africa under the State's custodianship. A water use licence or integrated water use licence ("WUL") is required to undertake certain water uses specified in the NWA. This includes water storage; abstraction; disposal of wastewater into the environment; dewatering a mine; and impacting on watercourse's flow. Generally, large scale water users, such as mines, are required to either apply for WULs or, in certain cases, only to register water uses if small water volumes are abstracted or stored or the impacts to watercourses are low. In certain instances, an entity may continue with a water use that was conducted lawfully prior to 1998 under the predecessor to the NWA, the Water Act, No. 54 of 1956, without the requirement for a WUL. Conducting a water use without the required WUL is unlawful.

Regulations published under the NWA regulate water use in relation to mining activities, providing for limitations on the location of mining infrastructure and requirements for separation of dirty and clean water systems. If a water use or water management is unlawful, the DHSWS may issue administrative directives to enforce the NWA's provisions or stop the unlawful water use. Criminal proceedings can also be instituted. Penalties for offences are a maximum fine and/or imprisonment of Rand 200,000 and five years, respectively. Upon a second conviction, the maximum fine and/or imprisonment are Rand 400,000 and ten years, respectively. While significant progress has been made by the DHSWS in processing pending WUL applications, including the publication of regulations prescribing a 300-day application process, a backlog remains.

The National Environmental Management Air Quality Act No. 39 of 2004 ("AQA") regulates air quality and pollution in South Africa and prohibits the undertaking of activities listed under AQA, including certain mining related and processing activities, without an atmospheric emission license. Minimum emission standards have been set for each listed activity. Facilities that were operational before these regulations came into force were afforded a "grace period" within which to comply with the more stringent air emission standards contained in the Regulations until 2015. If a facility did not comply with the 2015 air emission standards, upgrading of the facilities was necessary. Such facilities will need to comply with even more stringent air emission standards from 2020. Additional upgrades may therefore also be required before 2020 to comply with the 2020 air emission standards, for which significant capital expenditures ("CAPEX") may be required. Alternatively, an application for a once-off postponement of the time period for compliance with air emission standards may be possible but the grant of any postponement cannot be guaranteed. The Greenhouse Gas Emission Reporting Regulations published on April 2017 and amended in September 2020 require certain industries, including mining and prospecting activities, to register as emitters with the DEFF and to report annually on their greenhouse gas emissions.

NEMWA regulates the storage, treatment, recycling and disposal of waste, among other things, including waste generated by the mining sector.  Its provisions are also relevant generally to the Company's operations.  Waste management licenses ("WMLs") are required for certain waste management activities, dependent on certain thresholds in relation to the waste. Although WMLs are generally not required for waste storage, such activities must comply with certain norms and standards. Residue stockpiles and deposits relating to prospecting, mining, exploration or production activities regulated under the MPRDA were previously exempt from NEMWA. This was changed by amendments under the NEMLAA and WMLs were required from the Minister for residue stockpiles and deposits since September 2, 2014, if they constitute "waste" and if they fall above the thresholds for which a WML is required, unless an entity "lawfully conducted" these activities prior to September 2, 2014. The National Environmental Laws Amendment Bill B14D-2017 ("NEMA Bill") has proposed amendments to NEMWA such that the regulation of residue stockpiles and deposits are removed from NEMWA and will be regulated by NEMA. Having previously lapsed, the NEMA Bill was revived by the National Council of Provinces in October 2019 and was recently under consideration by the provinces and Select Committee on Land, Environment, Mineral Resources and Energy.  It is not certain when it can be expected to be passed by the National Council of Provinces. If so passed, it will thereafter be signed into law by the President and WMLs will not be required for residue stockpiles and deposits.  In terms of the 2014 EIA Regulations, an EA would however be required.

Both the MPRDA and NEMA have provisions regulating rehabilitation and closure, which are not entirely consistent. The MPRDA provides that a mineral right holder remains liable for any environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water, compliance to the conditions of the EA and the management and sustainable closure of a mine, until the Minister has issued a closure certificate ("Rehabilitation and Closure Liability"). NEMA provides that a mineral right holder remains responsible for Rehabilitation and Closure Liability notwithstanding the issue of a closure certificate.

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

New Financial Provision Regulations in regard to rehabilitation were published under NEMA on November 20, 2015, which have been highly contentious due to gaps and contradictions with the Income Tax Act No. 58 of 1962; MPRDA and NEMA. They will require a substantial increase in financial provision required for rehabilitation, as they are far more onerous and now require financial provision to be provided for annual rehabilitation and, more significantly, the remediation of latent or residual environmental impacts which may become known in the future including the pumping and treatment of polluted or extraneous water ("Future Rehabilitation"). The Minerals Council South Africa (formerly the Chamber of Mines) has stated that the Financial Provision Regulations could have a crippling effect on the mining industry. In November 2017 the Proposed Regulations pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations were gazetted, which appear to have considered the criticism levelled against the 2015 Regulations, but these have not yet come into force. As such, the 2015 Regulations are still applicable. Further Proposed Regulations Pertaining To Financial Provisioning For The Rehabilitation And Remediation of Environmental Damage Caused by Reconnaissance, Prospecting, Exploration, Mining or Production Operations were published for comment in May 2019 and are intended to repeal the New Financial Provision Regulations. A further extension has been granted for compliance with the Financial Provision Regulations to June 2021. Applicants for new mining rights submitted after 20 November 2015 are however still required to provide financial provision in terms of the Financial Provision Regulations. Trust funds may only be used for Future Rehabilitation and not annual or final rehabilitation (being the decommissioning and closure of the prospecting, exploration, mining or production operations at the end of the life of operations). The financial vehicle used for Future Rehabilitation must, on issuance of a closure certificate, be ceded to the Minister or if a trust fund is used, the trustees must authorise payment to the Minister. The aforesaid is contradictory to the Minister's discretion in the MPRDA and NEMA to retain a portion of the financial provision.

A mining or prospecting right can be suspended or cancelled under the MPRDA or a mining right application may be refused if there is non-compliance with environmental legislation.

Mine Safety

Mine safety in South Africa is governed by the MHSA, which is enforced by the Inspectorate of Mine Health and Safety, a part of the DMRE. The reporting provisions of the MHSA are aligned with the International Labour Organization's Code of Practice on Recording and Notification of Occupational Accidents and Diseases. Under the MHSA, the Company is obligated, among other things, to ensure, as far as reasonably practicable, that the Company's mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. The Company is also obliged to ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the Company's mining activities are not exposed to any hazards relating to their health and safety. The MHSA also authorises mine inspectors to issue safety compliance notices to mines under section 55 of the MHSA and, should the inspectors feel that the action is warranted, to temporarily close part or all of the operations under powers conferred by section 54 of the MHSA, pending compliance with the - compliance notice.

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

The Minister of Finance might adopt these recommendations which in turn might impact the net present value and internal rate of return of the project.

Exchange Control

South African law provides for Exchange Control which, among other things, regulates the flow of capital from the Common Monetary Area of South Africa, Namibia, Lesotho and eSwatini (formerly Swaziland) ("CMA"). The Currency and Exchanges Act, No. 9 of 1933 empowers the President of South Africa to make regulations in regard to any matter directly or indirectly relating to currency, banking or exchanges. The Minister of Finance is responsible for all matters regarding exchange control policy, and certain of these powers and functions have been delegated to the SARB, more specifically the Financial Surveillance Department.

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

Carbon Tax/Climate Change Policies

In terms of the Paris Agreement under the United Nations Framework Convention on Climate Change, South Africa's greenhouse gas ("GHG") emissions are said to peak during the period 2020 until 2025, then plateau from the period 2025 until 2035, where after GHG emissions are said to decline from 2036. However, it is estimated that the phasing in of appropriate carbon taxation can reduce South Africa's GHG emissions by between 35 per cent and 44 per cent below business as usual.

It is against this background that the Carbon Tax Act, No. 15 of 2019 (the "Carbon Tax Act") was finally assented to by the President on May 22, 2019 and commenced with effect from June 1, 2019. As per the Carbon Tax Act's Preamble, "the South African government is of the view that imposing a tax on greenhouse gas ("GHG") emissions and concomitant measures such as providing tax incentives for rewarding efficient use of energy will provide appropriate price signals to help nudge the economy towards a more sustainable growth path."

The introduction of carbon tax will take place in a phased manner, which allows for developmental challenges faced by South Africa, encourages investment in more energy efficient technology and ensures that South Africa's competitiveness is not being compromised.

In terms of the first phase, the Carbon Tax Act levies the tax at a rate of Rand 120 per ton of carbon dioxide equivalent ("CO2-eq") emissions on identified activities that exceed prescribed GHG emission thresholds. The tax rate is set to increase annually at the amount of the consumer price inflation plus 2% until December 31, 2022. From December 31, 2022 onwards, the tax rate must be increased in line with consumer price inflation  index ("CPI") of the preceding tax year as determined by Statistics South Africa. Phasing-in of the tax has however provisionally allowed for a reduced tax rate.

The first phase of the carbon tax will run until the end of 2022. Due to the various industry specific tax-free emissions allowances ranging from 60 per cent to 95 per cent provided for under the Carbon Tax Act, an initial effective carbon tax rate as low as Rand 6 to Rand 48 per ton of CO2-eq emitted will generally result. These allowances include a/an:

• basic tax-free allowance for fuel combustible emissions of between 60% and 75%;

• additional tax-free allowance for industrial process emissions of between up to 10%;

• additional tax-free allowance in respect of fugitive emissions of 10%;

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

Final regulations required for the implementation of the carbon offset and trade exposure allowances under the Carbon Tax Act have been published. However, the performance benchmark regulations are still in draft form.

Furthermore, and as previously committed to by the South African National Treasury, phase 1 of the tax is also electricity neutral in providing credits for the renewable energy premium built into electricity tariffs and electricity generation levy. The impacts of the tax on the energy sector will therefore only feed through to the consumer upon the commencement of phase 2 in January 2023.

It must further be noted that the Explanatory Memorandum published with the last version of the Carbon Tax Bill in November 2018 provides for a review of the impact of the carbon tax at the end of phase 1. The review will understandably allow for "adjustments to the design of the carbon tax including the rates and level of tax-free thresholds that will take into account the economic circumstances and progress made to reduce GHG emissions, in line with NDC (Nationally Determined Contribution) commitments".

The South African national treasury noted in the Explanatory Memorandum that the impact of the first phase has been designed to be revenue neutral, and revenues will be recycled by way of reducing the current electricity generation levy, credit rebate for the renewable energy premium, as well as a tax incentive for energy efficiency savings.

Despite its recent introduction, amendments have already been made to the Carbon Tax Act through the Taxation Laws Amendment Act, 34 of 2019 ("TLA 2019"), which was promulgated on 15 January 2020. In addition to the various technical and clarification amendments, one of the key amendments included clarification regarding the consumer price index that will inform annual adjustments to the rate of the carbon tax.

Further amendments have been proposed in the current legislative cycle as per the Draft Taxation Laws Amendment Bill, 2020 ("Draft TLAB") first published on 31 July 2020. Some of the proposed amendments include aligning the carbon fuel levy adjustment with the Carbon Tax Act and allowing a Carbon Tax "Pass Through" for the regulated liquid fuels sector. Subsequent to the publication of the Draft TLAB, the public was given an opportunity to make submissions on the Draft TLAB and public hearings on the Draft TLAB were held by National Treasury and SARS on October 7, 2020. National Treasury and SARS published their draft Response Document on the Draft TLAB (amongst other legislation) on 13 October 2020, which deals with some of the submissions made by various stakeholders. The next step in the legislative process is to await the revised Draft TLAB.

In accordance with the economic stimulus package announced by South African President Cyril Ramaphosa in April 2020, the filing requirement and the first carbon tax payment which was due by 31 July 2020 was delayed to 31 October 2020.

Climate Change Bill

Little progress appears to have been made in respect of the proposed Climate Change Bill (the "Bill") since it was first published for comment in June 2018. The Bill, amongst other things, seeks to regulate the proposed carbon budget and allows for the determination of sectoral emission targets.

In his State of the Nation Address in February 2020, President Cyril Ramaphosa confirmed that the Bill will be finalised as part of the "move to a low carbon growth trajectory", with no indication in terms of timing. This was, however, prior to declaration of a national state of disaster in March 2020 due to the Covid-19 pandemic.

With easing of local lockdown Covid-19 regulations, climate change regulatory developments are gaining momentum, with Cabinet approving the establishment of the Presidential Climate Change Coordinating Commission ("PCCC"), as well as South Africa's first Low Emission Development Strategy 2050 ("LEDS") during September 2020.

The PCCC flows from South Africa's Nationally Determined Contribution under the Paris Agreement and will be formally established through the Bill, the latter which the LEDS confirms will "form the legislative foundation for (South Africa's) climate change adaptation and mitigation response". Despite these developments that are integral to the overall climate change response, there is still little indication of when the Bill can be expected to be formally promulgated, with the LEDS simply providing that it is "forthcoming".

The Bill will obligate the Minister of Environment, Forestry and Fisheries ("Environmental Minister") to determine GHG emission thresholds that will inform an entity's carbon budget allocation. According to the LEDS, post-2020, the carbon budget will be aligned with the carbon tax, which "may include the option of imposing a higher tax rate as a penalty for emissions exceeding the carbon budget". The Environmental Minister has further indicated that, once the Bill is signed into law, carbon budget and mitigation plan regulations will follow.

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

Failure to comply with the Companies Act can lead to compliance notices being issued by the Companies Intellectual Property Commission ("CIPC"), administrative fines and civil liability for damages caused by non-compliance. The Company's South African subsidiaries may also be liable under the Companies Act to "any" other person for any loss or damage suffered by that person as a result of the Company's subsidiary's non-compliance with the Companies Act.

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

Companies in South Africa can be deregistered if they fail to timeously lodge their annual returns. This means that the company ceases to exist as a separate juristic person, and that all of its rights and assets devolve to the state by operation of law. A company's registration can be reinstated by application either to the CIPC or the High Court. On a company being reinstated to the register of companies, the rights and assets of such company automatically re-vest, with retrospective effect, in the company. The Company ensures that at all times the requisite filings and returns of its South African subsidiaries with CIPC are up-to-date and thereby ensures that such subsidiaries are not deregistered.

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

Dealing in Precious Metals

All operations which acquire, refine, beneficiate, possess or dispose of gold, any metals of the platinum group, or any ores of such metals, are required to obtain authorisations to do so under the Precious Metals Act No. 37 of 2007. These authorisations include metal beneficiation licences, refining licences and precious metals export approvals. Applications for such authorisations must be made to the South African Diamond and Precious Metals Regulator. Refining licences can be issued for up to 30 years, whilst precious metals beneficiation licences can be issued for periods of up to ten years. The issue of certain licences under the Precious Metals Act requires that the applicant be compliant with the BEE provisions of the Mining Charter 2018.

Land Claims

Under the Land Claims Act, as amended, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies and is entitled to redress. In terms of the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998.

The Land Claims Act also entitles the South African Land Reform Minister to acquire ownership of land or rights in land by way of expropriation and to transfer the expropriated land or rights in land to successful claimants. Notably, the Land Reform Minister may elect not to expropriate land and may provide alternative relief to the claimant, as directed by section 25(7) of the Constitution. Expropriation would be subject to provisions of the Expropriation Act 63 of 1975 and section 25(2) of the Constitution, which provide, in general, for just and equitable compensation.

The Land Reform Minister may not, however, restore land to a claimant without a court order or an agreement being reached between the affected parties for the purposes of achieving restitution.

The Restitution Amendment Act came into effect on July 1, 2014. The Restitution Amendment Act introduced significant amendments to the Land Claims Act, most notably allowing for land claims by persons previously disposed of land under apartheid laws to again be submitted, despite the previous cut-of date having expired approximately 15 years ago. The new period for lodging claims will be until June 30, 2019, which may arguably create a possible resurgence of new restitution claims. However, in Land Access Movement of South Africa and Others v Chairperson of the National Council of Provinces and Others, the Constitutional Court found that the Restitution Amendment Act was invalid as parliament failed to satisfy its obligation to facilitate public involvement in accordance with section 72(1)(a) of the Constitution. As a result, the Constitutional Court interdicted the Commission of Restitution of Land Rights from processing claims lodged from July 1, 2014 until all claims submitted prior to December 31, 1998 in terms of section 6(1)(a) of the Land Claims Act have been finalised. Parliament has since this judgment circulated a bill, which will repeal the Amendment Act, once promulgated.  In terms of this bill, the new period for the lodging of claims will still be until June 30, 2019.

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

Under the Land Claims Act a successful claimant may be granted either return of the dispossessed land (referred to as "restoration") or equitable redress (which includes the granting of an appropriate right in alternative state-owned land; or payment of compensation). If restoration is claimed, the Land Claims Act requires, inter alia, the feasibility of such restoration to be considered. Under recent case law, restoration of land may only be given in circumstances where a claimant can use the land productively, with the feasibility of restoration being dependent on the costs.

The procedure for lodging a land claim is that a claim must be lodged with the Land Claims Commissioner. The land claim will then be investigated by the Land Claims Commissioner, after which the claim will be published in the Government Gazette and in the media circulating nationally and in the relevant province. The Land Claims Act provides that, if at any stage during the course of the investigation of a land claim, it becomes evident that:

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

In addition to the legislative framework aimed at promoting local beneficiation of minerals, the DMRE has developed and adopted a beneficiation strategy which identifies value chains for the purpose of beneficiation of certain minerals in South Africa (which is also in line with the developmental goals set-out in the National Development Plan adopted by the South African government). The Mining Charter 2018 (as discussed above) also includes an incentive for mining companies to offset the value of the level of beneficiation achieved by the company against a portion of its BEE Entrepreneur ownership requirement, not exceeding 5%, in an effort to promote local beneficiation.

The legislation at the center of the initiation or promotion of beneficiation of mineral resources is the MPRDA.  Section 26 of the MPRDA regulates the Minister's power to initiate and promote beneficiation of minerals in South Africa. The term 'beneficiation' was not defined by the MPRDA. As the section currently reads, the Minister may prescribe levels of beneficiation of a particular mineral should he establish, on advice from the Minerals and Mining Board and consulting with the Minister of Trade, Industry and Competition, that a particular mineral can be beneficiated economically in South Africa. Further, a person who intends to beneficiate any minerals mined in South Africa, outside of the country may only do so with the written consent of and in consultation with the Minister.

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

Alternatively, an employee may refer the dispute directly to the CCMA for arbitration if that specific employee earns below the earnings threshold as prescribed by the Minister of Employment and Labour. The current earnings threshold is Rand 205,433.30 per annum. Irrespective of the foregoing, the employee may also directly approach the CCMA to resolve the dispute through arbitration where the employee's claim for unfair discrimination is based on alleged sexual harassment. Then again, the parties can also agree to refer the matter to the CCMA for arbitration.

C. Organizational Structure

The Company's material subsidiaries as at August 31, 2020 were comprised of one wholly-owned company, a 49.9% holding in a second company, a direct and indirect 50.02% holding in a third company all of which are incorporated under the company laws of the Republic of South Africa and a 55.0% holding in a fourth company incorporated in British Columbia. The following chart represents the Company's corporate organization as at the date of filing of this Annual Report:

Notes:

1. Remaining 45.0% interest owned by Anglo Platinum Marketing Ltd., a subsidiary of Anglo American.

2. Remaining interest owned as to 12.195% by JOGMEC, 9.755% by Hanwa and 15.0% by Implats.

3. Remaining 50.1% interest owned by Mlibo Gladly Mgudlwa and Luyanda Mgudlwa. Qualified BEE company.

As at the date of filing of this Annual Report, the Company's only material mineral property is the Waterberg Project (the "Waterberg Project"), which is comprised of two adjacent project areas formerly known as the Waterberg Joint Venture Project and the Waterberg Extension Project. The Waterberg Project is held by Waterberg JV Co., in which the Company is the largest owner, with a 50.02% beneficial interest, of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA's 49.9% interest in Mnombo, a BEE company which holds 26.0% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held as to 12.195% by a nominee of JOGMEC, 9.755% by Hanwa and 15.0% by Implats. PTM RSA is the operator of Waterberg JV Co.  Waterberg JV Co. and its shares are governed by a shareholders' agreement (the "Waterberg Shareholders Agreement") and its memorandum of incorporation. To cause the board of directors of Waterberg JV Co. to take action, PTM RSA must generally obtain the approval of the board representatives of at least one other shareholder, which may be Mnombo, in which the Company has a 49.9% interest. In addition, certain matters must be approved by a majority, 80% or 90% vote of the Waterberg JV Co. shareholders, depending on the matter, or, in certain cases, by specific shareholders. The Waterberg Shareholders Agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

D. Property, Plants and Equipment

Material Mineral Property Interests

Waterberg Project

The Waterberg Project is located 85 km north of the town of Mokopane (formerly Potgietersrus) in the province of Limpopo, South Africa, approximately 330 km NNE from Johannesburg.  Elevation ranges from approximately 880 to 1365 metres above sea level.

The property currently covers an aggregate total of 81,329.60 hectares and is approximately centred on UTM coordinate (Latitude 23°21′53" S, Longitude 28°48′ 23" E)".  Of the total project area 22,397.79 hectares are covered by a mining right application filed with the DMRE Polokwane Regional Office on September 14, 2018, which filing was accepted and is under consideration.  A further 58,931.81 hectares are covered by active prospecting rights.  The mining right application area consists of farms of active prospecting rights and farms of prospecting rights which expired after the mining right application was filed.  The rights of the holder to minerals from both active and expired prospecting rights remain in place when covered by a valid mining right application or granted mining right.

Prospecting rights are valid for a period of five years, with one renewal of up to three years. Annual prospecting fees, determined by the number of hectares covered by the prospecting right and the period of the prospecting right, are payable to the DMRE in order to hold active prospecting rights in good standing. However, the permit holder must comply with applicable regulations and must conduct exploration activities in accordance with the work plan approved at the time the prospecting permits were granted by the DMRE. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted a mining right in respect of the prospecting area in question.

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

The key outcome of the DFS is the development of one of the largest and lowest cash cost underground PGM mines globally.  The shallow, decline-accessed mine will be fully mechanized and produce approximately 4.8 million tonnes of ore and 420,000 combined ounces of Pd, Pt, Rh, and Au in concentrate per year at steady state.  The mine will produce for approximately 45 years.  Additional outcomes include:

• Estimated project capital of approximately R13.1 billion [United States dollar (US$)874 million] plus Rand 3.5 billion in capitalized operating costs to achieve 70% of steady-state production.

• Peak funding of Rand 9.26 billion (US$617 million).

• Payback period of approximately 11.4 years at 3-year average prices and 8.4 years at spot prices.

• After tax net present value (NPV) of Rand 5.62 billion (US$333 million) at an 8% discount rate (three year average price US$931 per oz Pt, US$1 055 per oz Pd, US$1 930 per oz Rh, US$1 318 per oz Au, US$2.87 per pound Cu and US$5.56 per pound Ni, US$/South African Rand (ZAR) 15.95).

• After tax NPV of Rand 14.7 billion (US$982 million) at an 8% discount rate (spot prices 04 September 2019 - US$980 per oz Pt, US$1 546 per oz Pd, US$5 036 per oz Rh, US$1 548 per oz Au, US$2.56 per pound Cu and US$8.10 per pound Ni, US$/ZAR 15.00).

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

1.16 Environmental Studies, Permitting, and Social or Community Impact

In consultation with the community, the mine footprint was planned to exclude areas significant to the community, including prime grazing areas.

Table 1-10 shows key environmental and social licenses and permit applications are required for the Waterberg Project.

Table 1-10:  Status of Environmental Licenses and Permits Required for the Waterberg Project

License / Permit Application	Authority	Reference Number	Status
Mining Right (with Social and Labour Plan (SLP)	Department of Mineral Resources and Energy (DMRE)	LP 30/5/1/2/2 /2/10161MR	Submitted
Environmental Authorisation (EA) [includes Environmental Impact Assessment (EIA) and Environmental Management Programme (EMPr) and Closure Plan]	DMRE	LP 30/5/1/2/2 /2/10161EM	Granted

License / Permit Application	Authority	Reference Number	Status
Waste Management Licence	DMRE	LP 30/5/1/2/2 /2/10161MR	Submitted
Water Use Licence	DHSWA	Imminent Application	Imminent Application
Heritage Resources Consent for Development	South African Heritage Resource Agency (SAHRA)	LP 30/5/1/2/2 /2/10161MR - 12878	Submitted

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

The SLP forms part of the mining right in South Africa.  It is a commitment to sustainable social development and was submitted, as required, with the mining right application.  Local landowners, land users, local authorities and communities were consulted and updated from the prospecting stage and are well aware of the project plans.  Land use agreements are currently being concluded with the Goedetrouw Community, the Ketting Community, and individual property owners on the farms traversed by the proposed water pipeline and powerlines.

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

Table 1-11:  Waterberg Project Capital Cost

Cost Area	ZAR Total (ZAR M)	USD Total (US$ M)
Underground Mining	R6 097	$406

Cost Area	ZAR Total (ZAR M)	USD Total (US$ M)
Concentrator	R2 580	$172
Shared Services and Infrastructure	R682	$45
Regional Infrastructure	R1 229	$82
Site Support Services	R234	$16
Project Delivery Management	R654	$44
Other Capitalised Costs	R331	$22
Contingency	R1 298	$87
Total Project Capital (excluding Capitalised OpEx)	R13 105	$874
Capitalised Operating Costs	R3 453	$230
Total Project Capital (including Capitalised OpEx)	R16 559	$1 104

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

* * * * * *

Additional Information

During the twelve-month period ended August 31, 2020, the Waterberg Project incurred and capitalized a total of $3.0 million (year ended August 31, 2019 - $8.4 million) of exploration, engineering and development costs for the Waterberg Project, of which $1.3 million was 100% paid for by Implats with the remaining $1.7 million being covered on a pro-rata basis by the Company, Mnombo, JOGMEC and Impala.

At August 31, 2020 the Company had capitalized $34.9 million in accumulated net costs to the Waterberg Project. Total expenditures on the property since inception, and before cost reimbursements by other Waterberg Project Partners, are approximately $75.2 million.

The DFS was completed in September 2019 under the direction of the Technical Committee appointed by Waterberg JV Co. comprised of members representing the Company and all other Waterberg Project Partners - Implats, JOGMEC, Hanwa and Mnombo.

Prior to completion of the DFS, an earlier mineral resource estimate was completed by an Independent Geological Qualified Person for the Waterberg Project in the October 2018 Waterberg Report. Subsequent to the completion of the October 2018 Waterberg Report, the joint venture, at the direction of its Technical Committee, completed a further 4,127 metres of infill drilling in 4 new drill holes targeting the T Zone. An additional 5 deflections from the mother holes were also drilled. A total of approximately 523 new assay samples were completed along with 101 QA/QC reference samples and quality control blanks. New assay data and geological information from this additional drilling was used to generate an updated mineral resource estimate, which was then utilized as an input to the DFS as reported in the September 2019 Waterberg Report.

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

Waterberg JV Co. applied for a mining right in August 2018 and an EA in July of 2019. Detailed consultation with communities, local municipalities, the Limpopo Provincial government and South African national authorities is complete. An EA was granted on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed with the issue of the final EA on November 10, 2020.

Important detailed infrastructure planning has commenced for the Waterberg Project. Detailed hydrological work and test drilling for water has been completed to study the planned utilization of known sources for significant volumes of ground water. A co-operation agreement between Waterberg JV Co. and the local Capricorn Municipality for the cooperative development of water resources has resulted in the identification of water supplies and the preliminary design of distribution infrastructure. Hydrological work has identified several large-scale water basins and test drilling had indicated these are able to provide mine process and potable water for the Waterberg Project and local communities.  Test drilling of these water basins was completed in 2019 and 2020 and additional drilling is planned as a pre-implementation objective. An earlier work and drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district. Several boreholes proximal to the Waterberg Project identified large volumes of high mineral unpotable water not suitable for agriculture. Hydrological and mill process specialists investigated the use of this water as mine process water. In general, ground water resources identified proximal to the Waterberg Project have potential for usage for both mining and local communities.

The establishment of servitudes for power line routes and detailed planning and permitting for an Eskom electrical service to the project is well advanced. Power line environmental and servitude work is being completed by TDxPower in coordination with Eskom. TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MVA line to the project.

DFS engineering work on the Waterberg Project included resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan in 2019 included the use of paste backfill in order to allow for a higher mining extraction ratio as mining can be completed next to backfilled stopes without leaving internal pillars. DRA Projects SA (Proprietary) Limited and Turnberry Projects (Pty) Ltd. were appointed for DFS work on metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting Ltd. was appointed for DFS work on underground mining engineering and design and reserve estimation. Charles Muller of CJM Consulting (Pty) Ltd. was appointed as Independent Geological Qualified Person.

Subsequent to the completion of the DFS, the 2020 Work Program funded by Implats until September 15, 2020 completed the following optimization and risk mitigation studies:

  Dry stacking of tailings to reduce water use and reduce tailings impoundment footprint.
  Confirmation of portal positions and detailed designs.
  Review of initial mining method, stope and sub level designs.
  Detailed benchmarking to comparable operations around the world and specifically in Africa.
  Detailed simulation of underground mining and surface systems.
  Possible use of battery electric underground vehicles and resulting reduced ventilation and cooling requirements, reduced electrical power requirements, and opex/capex implications.
  Possible use of Mobile Tunnel Boring.
  Review of water demand and supply and test drilling to confirm water resources.

Geo-technical drilling of boxcuts/portals and along planned decline pathways, budgeted at approximately R 27 million, was not completed before September 15, 2020 as such work first required the grant of a mining right.  Total cost of the 2020 Work Program funded by Implats amounted to approximately Rand 24.7 million.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company's financial condition, changes in financial conditions and results of operations for each of the three years ended August 31, 2020 should be read in conjunction with our consolidated financial statements and related notes included therein included in this Annual Report at Item 18. The Company's consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

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

A. Operating Results

Financial Overview

Year Ended August 31, 2020 Compared to Year Ended August 31, 2019

For the year ended August 31, 2020, the Company had a net loss of $7.1 million (year ended August 31, 2019 - net loss of $16.8 million).  The loss in the current period is lower predominantly due to three items, i) a reduction in general and administrative costs from $4.7 million in 2019 to $3.7 million in 2020 due to reduced overall activity in the Company, ii) a reduction in interest expense from $8.4 million in 2019 to $5.5 million in the current year due to decreased debt outstanding, iii) the recognition of a gain of $3.2 million in the current year predominantly due to the gain recognized on expired warrants while in 2019 a loss of $2.7 million was recognized due to an increase in the value of the embedded derivatives in the convertible note.  Other items include a foreign exchange gain of $0.7 million recognized in the current year (year ended August 31, 2019 - $1.0 million loss) due to an increase in the value of the Canadian Dollar relative to the US Dollar in the previous comparable period.  The currency translation adjustment recognized in the year is a $4.5 million loss (year ended August 31, 2019 - $0.1 million gain) due largely to the Rand decreasing in value relative to the U.S. Dollar.

Year Ended August 31, 2019 Compared to Year Ended August 31, 2018

For the year ended August 31, 2019, the Company had a net loss of $16.8 million (year ended August 31, 2018 - net loss of $41.0 million).  This lower loss in the current period is predominantly due to the Maseve Mine closure in the fourth quarter of fiscal 2017, resulting in care and maintenance costs of $14.4 million being recognized during fiscal 2018.  Other items include interest expense of $8.3 million in fiscal 2019 (August 31, 2018 - $18.4 million) with the decrease due to less debt outstanding in 2019.  A foreign exchange loss of $1.0 million was recognized in fiscal 2019 (year ended August 31, 2018 - $4.1 million loss), due to a larger decrease in the value of the Canadian Dollar relative to the US Dollar in the previous comparable period.  During the year ended August 31, 2019 a loss of $2.7 million was recognized on the valuation of embedded derivatives whereas a gain of $3.7 million was recognized in fiscal 2018, due largely to the increase in market value of the Company's shares, which impacted the valuation of conversion options and warrants.  The currency translation adjustment recognized in fiscal 2019 was a gain of $0.1 million (year ended August 31, 2018 - $6.4 million gain) due largely to the Rand decreasing in value relative to the U.S. Dollar.

Year Ended August 31, 2018 Compare to Year Ended August 31, 2017

For the year ended August 31, 2018, the Company had a net loss of $41 million (year ended August 31, 2017 - net loss of $590 million). The large difference is due to an impairment of the Maseve Mine of $589 million during the 2017 fiscal year.  Other items include a foreign exchange loss of $4.1 million (year ended August 31, 2017 - $4.6 million gain) due to the US Dollar increasing in value relative to the Company's functional currency, being the Canadian Dollar. Interest expense of $18.4 million and care and maintenance costs of $14.4 million were recognized in the current year whereas these costs were capitalized in the previous fiscal year.  Stock compensation expense of $0.08 million was recognized in the period (year ended August 31, 2017 - $1.1 million) with the difference being the result of no share-based compensation being issued in fiscal 2018. General and administrative costs rose from $5.3 million to $6.1 million due to an onerous lease accrual in fiscal 2018 caused by the termination of lease agreements for mobile machinery utilized by Maseve. The currency translation adjustment recognized in the period is a gain of $22.1 million (year ended August 31, 2017 - $59 million gain).

Annual Financial Information

(In thousands of dollars, except for per share data)

	Year ended Aug 31, 2020	Year ended Aug 31, 2019	Year ended Aug 31, 2018
Interest income	$158(1)	$364(1)	$739(1)
Net loss	$7,128	$16,776	$41,024
Basic loss per share	$0.11(2)	$0.52(2)	$2.03(2)
Diluted loss per share	$0.11(2)	$0.52(2)	$2.03(2)
Total assets	$37,412	$43,633	$41,849
Long term debt	$19,337	$21,560	$42,291

	Year ended Aug 31, 2020	Year ended Aug 31, 2019	Year ended Aug 31, 2018
Convertible Debt	$17,212	$18,785	$14,853
Dividends	Nil	Nil	Nil

Notes:

(1) The Company's only significant source of income during the years ending August 31, 2017 to 2020 was interest income from cash on deposit in interest bearing accounts held by the Company.

(2) Basic loss per share is calculated using the weighted average number of Common Shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue Common Shares were exercised or converted to Common Shares. In periods when a loss is incurred, the effect of potential issuances of shares under issued and outstanding options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same. On December 13, 2018, the Company consolidated its Common Shares on the basis of one new share for ten old shares (1:10).  All information regarding the issued and outstanding Common Shares, options and weighted average number and per share information has been retrospectively restated to reflect the 2018 ten to one consolidation.

Foreign currency fluctuations have not materially impacted the Company’s results of operations in recent years.  Inflation in South Africa has been experienced in labour costs over recent years, with average inflation being at approximately 4.3% in 2018 and 2019. Due to the economic effects of the COVID-19 pandemic, average wages in South Africa declined marginally in mid 2020.  The Company can provide no assurance that foreign currency fluctuations and inflation will not materially impact the Company in the future. See “Risk Factors”. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

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

South African Legislation and Mining Charter

The MPRDA, the Mining Charter 2018 and related regulations in South Africa require that Waterberg JV Co.'s BEE shareholders own a 26% equity interest in Waterberg JV Co. to qualify for the grant of a mining right.  Within 5 years of the effective date of the mining right, this BEE shareholding must be increased to 30%. The DMRE had obtained an exemption from applying the Generic BEE Codes under the BEE Act until October 31, 2016 and had applied for a further extension until December 31, 2016. While this exemption was extended to December 31, 2016, no further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMRE has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes. See Item 4.B. - South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry, and -Mining Charter.

Material Mineral Property Interests - Waterberg Project

Waterberg Project - Activities subsequent to the year ended August 31, 2020

As of the date of this Annual Report, the Company, as operator of the Waterberg project, continues to conduct pre-production site and engineering work, as well as work towards the completion and grant of all permits required for project commencement.

The 2020 Work Program was completed in mid-September 2020.  Internal reports and studies were delivered by the consulting engineers in October 2020.  Geo-technical drilling of boxcuts/portals and along planned decline pathways, budgeted at approximately R 27 million, was not completed before Implats' funding obligation expired on September 15, 2020 as such work first required surface rights access pursuant to the grant of a mining right.  Test drilling and assessment of identified local water sources was conducted in 2020 and completed in early September.  Total cost of the 2020 Work program funded by Implats to September 15, 2020 amounted to approximately Rand 24.7 million.

Waterberg Project - Activities in the year ended August 31, 2020

Subsequent to the completion of the DFS, the 2020 Work Program was commenced in March 2020.  Optimization and risk mitigation studies, included the following:

  Dry stacking of tailings to reduce water use and reduce tailings impoundment footprint;
  Confirmation of portal positions and detailed designs;
  Review of initial mining method, stope and sub level designs;
  Detailed benchmarking to comparable operations around the world and specifically in Africa;
  Detailed simulation of underground mining and surface systems;
  Possible use of battery electric underground vehicles and resulting reduced ventilation and cooling requirements, reduced electrical power requirements, and opex/capex implications;
  Possible use of Mobile Tunnel Boring; and
  Review of water demand and supply and test drilling to confirm water resources.

On October 4, 2019, the Company announced positive results of a DFS in the September 2019 Waterberg Report, including an updated mineral resource assessment on the Waterberg Project from additional drilling, effective September 4, 2019.  The September 2019 Waterberg Report was filed with the applicable regulatory authorities on October 7, 2019.  The DFS was formally approved by the shareholders of Waterberg JV Co. on December 5, 2019.  The September 2019 Waterberg Report estimated 6.44 million 4E ounces in the higher confidence measured category (versus 6.26 million 4E ounces in the October 2018 Waterberg Report). Mineral resources estimated in the combined measured and indicated categories, at a 2.5 g/t 4E cut-off grade, increased slightly to 26.35 million 4E ounces in 242.4 million tonnes at 3.38 g/t 4E (versus 26.34 million 4E ounces in 242.5 million tonnes at 3.38 g/t in the October 2018 Waterberg report). Inferred mineral resources at a 2.5 g/t 4E cut-off grade totaled 7.0 million 4E ounces (the same as in the October 2018 Waterberg Report). The updated measured and indicated 2019 mineral resource totaling 26.35 million 4E ounces is comprised of 63.0% palladium, 29.1% platinum, 6.4% gold and 1.5% rhodium. The T zone measured and indicated resources increased in grade from 4.51 g/t 4E in the September 2018 Waterberg Report to 4.53 g/t 4E in the September 2019 Waterberg Report. For more details about the September 2019 Waterberg Report see Item 4.D. - Property, Plant and Equipment - Technical Report - Waterberg.

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

On October 10, 2018, the Company announced that a recently filed mining right application for the Waterberg Project had been accepted by the DMR for consideration. The mining right application consisted of a mining work program, social and labour plan and associated environmental applications. The process of consultation under the MPRDA and applicable environmental assessment regulations for the mining right application has been completed. Public consultation occurred in a positive climate of mutual respect and comments received from stakeholders are being addressed.

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

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling Rand 1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg Joint Venture Project until the completion of a DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the "2nd Amendment") whereby the Waterberg Joint Venture Project and the Waterberg Extension Project were to be consolidated and contributed into an operating company, Waterberg JV Co. At August 31, 2017, the Company held 45.65% of the Waterberg Project while JOGMEC held 28.35% and Mnombo held 26%. Through its 49.9% share of Mnombo, the Company held an effective 58.62% of the Waterberg Project, at August 31, 2017. The transfer of Waterberg prospecting rights into Waterberg JV Co. pursuant to the 2nd Amendment was given section 11 approval by the DMRE in August 2017 and the transfer was completed on September 21, 2017. Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018, all of which had been funded by JOGMEC as of August 31, 2017. The Company remained the Project operator under the 2nd Amendment.

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

On April 26, 2018, stage two of the Maseve Sale Transaction closed when RBPlat released 4.87 million RBPlat common shares from escrow to PTM RSA and Africa Wide, worth approximately $9.0 million at that time, for the purchase of 100% of the issued and outstanding common shares of Maseve. A final required cash payment was made to PTM RSA on May 29, 2018, funded by the release of Maseve's Rand 58 million environmental bond, valued at $4.6 million when released. The Company's 4.52 million RBPlat shares were sold on December 14, 2018 and net proceeds of $8.0 million was paid to LMM against the LMM Facility on January 11, 2019.

B. Liquidity and Capital Resources

The Company's working capital is currently a direct result of the excess of funds raised from debt and the sale of equity shares over expenditures for operating costs, engineering costs, exploration costs as well as administrative expenses.  The working capital balance at the end of the following periods were: August 31, 2020: $-2.4 million; August 31, 2019: $-0.5 million; and August 31, 2018: $8 million.

Cash and cash equivalents at August 31, 2020 totaled $1.3 million; compared to August 31, 2019, $5.6 million and August 31, 2018, $3.0 million. The cash and cash equivalents are attributable primarily to the issue of debt or share capital. Aside from cash and cash equivalents, the Company had no material unused sources of liquid assets at August 31, 2020, 2019 or 2018.

As described elsewhere in this Annual Report, various legal, contractual or economic restrictions may affect the ability of the Company's subsidiaries to transfer funds to the Company as needed to satisfy the Company's obligations.

For information on the Company's borrowings as of August 31, 2020, see "Item 18 - Financial Statements", Note 7 and Note 8.

Except in the case of JOGMEC's $20 million funding commitment, which was fully paid and applied to project costs by March of 2018, funding of Waterberg Project costs is generally required to be provided by Waterberg JV Co. shareholders on a pro rata basis. See "Item 4.B. - Principal Product - Implats Transaction".  For anticipated Waterberg Project capital expenditures, see "Item 4.D. - Material Mineral Property Interests - Waterberg Project Summary (Excerpted from the September 2019 Waterberg Report)".

Subsequent to the completion of the DFS, the 2020 Work Program for the Waterberg Project was funded by Implats until September 15, 2020 and completed optimization and risk mitigation studies at a cost of Rand 24.7 million.  "See Item 4. D. - Property, Plants and Equipment - Additional Information".

A base case budget for pre-production work on the Waterberg Project in fiscal 2021 was approved by the Board of Waterberg JV Co. in August 2020 at Rand 45.1 million, to be increased by an additional budget of R 31.7 million subject to the grant of a Mining Right, all to be funded by Waterberg JV Co. shareholders on a pro rata basis.  The Company plans to fund its share of pre-production Waterberg costs from the proceeds of recent equity financings as described below at "Item 5. - B. Liquidity and Capital Resources - Equity Financings".

The Company, on behalf of Waterberg JV Co., is currently in discussion with several potential project financiers for possible debt, stream or concentrate pre-pay construction financing.  Discussions are also underway with potential concentrate offtakers.  Equity contributions on a pro rata basis by Waterberg JV Co. shareholders are expected to be components of future project construction financing.

Going Concern

The Company currently has limited financial resources and has no sources of operating income at present. The Company had a working capital deficit of $2.4 million at August 31, 2020. At August 31, 2020, the Company was also indebted $20 million pursuant to the 2019 Sprott Facility.  This debt is due August 14, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash calculated as three percent of the outstanding principal amount.  The Company's ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

Equity Financings

On January 31, 2017, the Company announced the closing of an offering for 1,969,375 Common Shares at a price of $14.60 per share resulting in gross proceeds of $29 million. Net proceeds to the Company after fees, commissions and costs were approximately $26 million.

On April 26, 2017, the Company announced the closing of an offering for 1,539,000 Common Shares at a price of $13.00 per share, for aggregate gross proceeds of $20 million. Net proceeds to the Company after fees, commissions and costs were approximately $18.4 million.

On May 15, 2018, the Company announced the closing of a private placement with HCI for 1,509,100 units at a price of $1.50 per unit for aggregate gross proceeds of $2.26 million. Each unit consisted of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant allowing HCI to purchase one further Common Share at a price of $1.70 per share for a period of 18 months until November 15, 2019.

On May 15, 2018, the Company also announced the closing of a public offering of 11,745,386 units at a price of $1.50 per unit for aggregate gross proceeds of approximately $17.62 million. Each unit consisted of one Common Share and one Common Share purchase warrant entitling the holder to purchase one Common Share at a price of $1.70 for a term of 18 months until November 15, 2019.

On February 4, 2019, the Company announced the closing of a previously announced non-brokered private placement of Common Shares at price of $1.33 each. An aggregate of 3,124,059 Common Shares were issued for gross proceeds to the Company of $4.155 million.

On June 28, 2019, the Company announced the closing of a previously announced non-brokered private placement with HCI of 1,111,111 Common Shares at a price of $1.17 per share for gross proceeds of $1.3 million.

On August 21, 2019, the Company announced the closing of a previously announced bought deal financing with BMO Capital Markets in the United States under which the Company sold 8,326,957 Common Shares at a price of $1.25 per Common Share for gross proceeds of approximately $10.4 million. The Company also closed a private placement with LMM for 7,575,758 Common Shares at a price of $1.32 per Common Share for gross proceeds of $10.0 million and a private placement with Deepkloof for 6,940,000 Common Shares at a price of $1.32 per Common Share for gross proceeds of approximately $9.2 million. The Company used a portion of the $29.6 million in gross proceeds from share sales described above together with a $20.0 million advance under its new 2019 Sprott Facility to fully repay $43.0 million in outstanding principal and accrued interest due under the LMM Facility.

On December 19, 2019, the Company announced the closing of a non-brokered private placement of Common Shares at a price of $1.24 per Common Share.  An aggregate of 3,225,807 Common Shares were issued for gross proceeds to the Company of $4.0 million.

On June 17, 2020, the Company reported closing of a non-brokered private placement of Common Shares at a price of $1.40 per Common Share.  An aggregate of 1,221,500 Common Shares were issued for gross proceeds to the Company of $1.71 million.

On September 4, 2020, the Company entered into the Sales Agreement with BMO whereby the Company may sell its Common Shares from time to time for up to $12.0 million in aggregate sales proceeds through the Company’s ATM Offering.  At the conclusion of the trading day on November 24, 2020, the Company had sold 4,617,177 common shares at an average price of $2.16 for gross proceeds of $10 million pursuant to the 2020 ATM.

On October 15, 2020, the Company announced the closing of a non-brokered private placement with HCI of 1,146,790 Common Shares at a price of $2.18 per Common Share for gross proceeds of $2.5 million.

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold the Notes to certain institutional investors. The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in Common Shares or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Subject to certain exceptions, the Notes are convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Notes was 1,001.1112 Common Shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Common Shares of $0.8686 per share on June 27, 2017. The conversion rate is subject to adjustment upon the occurrence of certain events. After giving effect to the 2018 Share Consolidation, the conversion rate is 100.1111 per $1,000 which is equivalent to a conversion price of approximately $9.989 per Common Share. If the Company pays interest in Common Shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the Common Shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the Common Shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the Common Shares are then listed or admitted for trading. Due to a limitation on conversion contained in the indenture governing the Notes, dated June 30, 2017 between the Company and The Bank of New York Mellon (the "Indenture"), no more than 361,312 Common Shares may be issued in settlement of interest payments pursuant to the convertible notes due after July 2, 2020.

On July 26, 2017, one holder converted $10,000 of Notes into 1,319 Common Shares, leaving a principal balance of $19.99 million in Notes outstanding. On January 2, 2018, the Company issued 244,063 Common Shares in settlement of $0.69 million of bi-annual interest payable on Notes.  On July 3, 2018, the Company issued 757,924 Common Shares in settlement of $0.72 million of bi-annual interest payable on Notes. On January 2, 2019, the Company issued 545,721 Common Shares in settlement of $0.69 million of bi-annual interest payable on Notes. On July 1, 2019, the Company paid $0.69 of bi-annual interest payable on Notes in cash. On January 1, 2020, the Company issued 517,468 Common Shares in settlement of $0.69 million of bi-annual interest payable on Notes.  On July 1, 2020, the Company issued 526,471 Common Shares in settlement of $0.69 million of bi-annual interest payable on Notes. Approximately 40% of all Notes interest described above was paid to major shareholder, Franklin Advisers, Inc.

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

Prior to July 1, 2018, the Company could not redeem the Notes, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. On or after July 1, 2018 and before July 1, 2019 the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020 the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2010, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

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

2019 Sprott Facility

The 2019 Sprott Facility is a credit agreement with Sprott and the Sprott Lenders pursuant to which the Sprott Lenders provided a $20.0 million principal amount senior secured credit facility advance to the Company. The maturity date of the 2019 Sprott Facility is August 14, 2021. The Company also has the option to extend the maturity date by one year in exchange for a payment in Common Shares or cash of three percent of the outstanding principal amount of the 2019 Sprott Facility two business days prior to the original maturity date.  Amounts outstanding under the 2019 Sprott Facility will bear interest at a rate of 11.00% per annum, compounded monthly.

Under the 2019 Sprott Facility and the Modification Agreement, the Sprott Lenders will have a first priority lien on (i) the issued shares of PTM RSA, Mnombo and Waterberg JV Co. held, directly or indirectly, by the Company (and such other claims and rights described in the applicable pledge agreement); and (ii) all of the Company's present and after-acquired personal property. The 2019 Sprott Facility is also guaranteed by PTM RSA.

Accounts Receivable and Payable

Accounts receivable at August 31, 2020 totaled $0.2 million (August 31, 2019 totaled $0.5 million) being comprised mainly of South African value added taxes refundable receivable in the current period. Accounts payable and accrued liabilities at August 31, 2020 totaled $1.4 million (August 31, 2019, totaled $4.1 million) with the majority of payables due on expenditures at the Waterberg Project.

C. Research and Development, Patents and Licences, etc.

We do not engage in research and development activities.

D. Trend Information

The September 2019 Technical Report detailing the DFS was formally delivered to all of the Waterberg Project owners on October 4, 2019 as required under the Waterberg Shareholders Agreement. The shareholders of Waterberg JV Co. formally approved the DFS on December 5, 2019.  The Company's key business objective is to advance the Waterberg Project to the grant of a mining authorization and a construction decision.

On October 10, 2018, the Company announced that a recently filed mining right application for the Waterberg Project had been accepted by the DMRE for consideration. The mining right application consisted of a mining work program and a social and labour plan.  The Company later filed an application for an EA. The mining right and EA applications were supported by the Company and all of the Waterberg joint venture partners including Implats, JOGMEC and Mnombo. The process of consultation under the MPRDA and applicable environmental assessment regulations for the mining right application has been completed. An EA was granted on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed with the issue of the final EA on November 10, 2020.

The Company has been actively engaged with shareholders to explain the focus on the Waterberg Project and the Company's immediate and medium-term plans. Market interest in palladium has recently been strong.

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

F. Tabular Disclosure of Contractual Obligations

The following table discloses the Company's contractual obligations at August 31, 2020 for loan indebtedness, services, optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment.

Contractual Obligations	Payments due by period (in thousands of dollars)
	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
Lease obligations	$103	$168	$42	$-	$313
Convertible Note	1,374	21,364	-	-	22,738
Sprott Facility	22,726	-	-	-	22,726
Totals	$24,203	$21,532	$42	$-	$45,777

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the Company's current directors and executive officers, with each position and office held by them.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Name and Place of Residence	Position	Age	Date First Elected or Appointed
R. MICHAEL JONES British Columbia, Canada	President, Chief Executive Officer and Director	57	February 18, 2002
FRANK HALLAM British Columbia, Canada	Chief Financial Officer, Corporate Secretary and Director	60	February 18, 2002

Name and Place of Residence	Position	Age	Date First Elected or Appointed
TIMOTHY MARLOW (2)(3)(4) British Columbia, Canada	Director	76	June 15, 2011
DIANA WALTERS (1)(2)(3)(4) North Salem, New York, USA	Director	57	July 16, 2013
JOHN A. COPELYN Cape Town, South Africa	Director	70	May 15, 2018
STUART HARSHAW (2)(3)(4) Ontario, Canada	Director	53	April 15, 2019

Notes:

(1) Chairperson of the Board

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Governance and Nomination Committee

R. Michael Jones

Mr. Jones has thirty years of experience as a professional geological engineer and has been involved with the raising of over $1 billion for exploration, mining development and production. In addition to co-founding Platinum Group Metals Ltd., Mr. Jones was a founder of Glimmer Resources Inc. and was responsible for the discovery of the Glimmer Gold mine, now Blackfox, in Ontario.  During a six-year tenure as President of Cathedral Gold Corp., Mr. Jones ran a producing gold mining company and was involved in the review of a feasibility study and financing for the $1 billion Diavik Mine project during two years as Vice President with Aber Resources. Mr. Jones was a co-founder and director of West Timmins Mining that was purchased by producing company Lake Shore Gold Corp. in 2009 and was a co-founder and former director until 2012 of MAG Silver Corp. Mr. Jones is a Director, President and Chief Executive Officer of West Vault Mining Inc. Mr. Jones served on the Securities Policy Advisory Committee of the British Columbia Securities Commission for six years and holds a B.A.Sc. in geological engineering from the University of Toronto.

Frank Hallam

Mr. Hallam was the original founder of New Millennium Metals Corp, a predecessor company to Platinum Group Metals Ltd. Mr. Hallam has extensive operating and financial experience at the senior management level with several TSX and NYSE listed resource companies and has twenty-six years of experience working in East and South Africa. In his role as CFO and Director with Tan Range Exploration he set up and administered exploration offices in Tanzania, Ethiopia and Eritrea, among others. Mr. Hallam has been involved in raising over $1 billion for exploration, mining development and production and has been involved in negotiating and managing property deals with Anglo Platinum Ltd., Barrick Gold Corporation, Johannesburg Consolidated Investments and Newmont Mining Corporation. Mr. Hallam was a co-founder and director of West Timmins Mining that was purchased by producing company Lake Shore Gold Corp. in 2009, where he served as a director until April 2016. Mr. Hallam was a co-founder and former director until 2014 of MAG Silver Corp. Mr. Hallam also serves as CFO and Corporate Secretary of West Vault Mining Inc. Mr. Hallam previously served as an auditor in the mining practice of Coopers and Lybrand. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Diana Walters

Ms. Walters has over thirty years of experience in the Natural Resources sector, as an equity investor,  investment banker and in operating roles. She is the former President of Liberty Metals & Mining, LLC and was a Managing Partner of Eland Capital, LLC, a Natural Resources advisory firm. Ms. Walters has extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. Ms. Walters graduated with honors from the University of Texas at Austin with a BA in Plan II Liberal Arts and an MA in Energy and Mineral Resources. Ms. Walters also currently serves on the board of Trilogy Metals Inc.

Timothy Marlow

Mr. Marlow has over thirty-six years of mining engineering and mine operating experience in North America, South America, Africa and Asia. His mining and project experience spans the world with specific African experience in Ghana and Zambia. Mr. Marlow is President of Marlow & Associates since 1995 and was President of Philippine Gold Consulting LLC from 1995 - 2014. Mr. Marlow is a graduate of the Camborne School of Mines and is registered as a C.Eng, Registered Charter Engineer in the UK. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining.

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

Stuart Harshaw is director, president and CEO of Nickel Creek Platinum Corp. and a member of the board of directors of Constantine Metal Resources Ltd. and International Tower Hill Mines Ltd. Mr. Harshaw is also a voting member of the Board of Governors of Laurentian University in Sudbury, Canada. Mr. Harshaw earned a BSc. in Metallurgical Engineering from Queen’s University and an MBA from Laurentian University.

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

Mr. Jones and Mr. Hallam were directors of Nextraction Energy Corp. ("Nextraction") until May 14, 2020.  Nextraction was previously subject to Cease Trade Orders ("CTOs") issued by the Alberta Securities Commission ("ASC") and the British Columbia Securities Commission ("BCSC") in May 2015 for failure to file annual audited financial statements, annual management's discussion and analysis, and certification of annual filings for the year ended December 2014. The CTOs were revoked by both the ASC and the BCSC in February 2019 following the filing of all required financial and continuous disclosure documents by Nextraction.

Ms. Walters was previously a director of Alta Mesa Resources, Inc. ("AMR"), an independent energy company focused on the development and acquisition of unconventional oil and natural gas reserves in the Anadarko Basin in Oklahoma.  On September 11, 2019, AMR announced that AMR and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas in order to allow AMR to reorganize its capital structure.  On June 10, 2020 Ms. Walters advised the Company that her duties as a BoD member of AMR had ended and that AMR had completed its bankruptcy reorganization process.

Except for Ms. Walters as described above, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (or any of their personal holding companies):

(a) is, as at the date of filing of this Annual Report or during the ten years preceding the date of filing of this Annual Report, has been a director or executive officer, of any company, including the Company, that while the director or executive officer was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this Annual Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that director or executive officer.

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

B. Compensation

The following table sets forth all compensation paid or accrued by the Company to its directors and members of its administrative, supervisory or management bodies for the year ended August 31, 2020.

		Annual			Long Term
		Compensation		Other Annual	Compensation(1)			All Other
Name and		Salary	Bonus	Compensation	Options	RSUs	DSUs	Compensation
Principal Position	Year	($)	($)	($)	(#)	(#)	(#)	($)
R. Michael Jones President, CEO and Director	2020	390,846	Nil	Nil	500,000	60,000	N/A	Nil
Frank Hallam CFO, Corp. Sec. and Director	2020	353,693	Nil	Nil	450,000	54,000	N/A	Nil
Iain McLean(2)(4) Former Director	2020	N/A	Nil	31,884	12,000	N/A	60,000	Nil
Timothy Marlow(2) Director	2020	N/A	Nil	56,113	12,000	N/A	60,000	Nil
Diana Walters(2) Chairperson and Director	2020	N/A	Nil	64,164	12,000	N/A	60,000	Nil
John Copelyn(3) Director	2020	N/A	Nil	46,761	12,000	N/A	60,000	Nil
Stuart Harshaw(2) Director	2020	N/A	Nil	61,870	12,000	N/A	60,000	Nil

Notes:

(1) For additional details, see Item 6.E. Share Ownership.

(2) Fees paid as to 50% in cash and 50% in DSUs.

(3) Fees paid as to 100% in DSUs.

(4) Ceased to be a director of the Company on February 20, 2020.

During the year ended August 31, 2020 no amounts were set aside for the foregoing persons to provide pension, retirement or similar benefits.

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

C. Board Practices

The board of directors has determined the number of directors at six and currently consists of six directors. Each director was elected at the Company's annual meeting of shareholders held on February 20, 2020. Each director elected or appointed will hold office until the next annual meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company (the "Articles") or the provisions of the BCBCA.  See "Directors and Senior Management" for the dates on which its current directors were first elected or appointed.

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

(c)	any reduction by the Company in the Officer's then current annual salary; or

(d)	relocation of the Officer's principal office location by more than 25 kilometres

Audit Committee

Audit Committee Charter

The following is the full text of the Audit Committee's charter (the "Charter"):

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

Composition

The Audit Committee has been comprised of Stuart Harshaw (Chair), Diana Walters and Timothy Marlow since February 20, 2020. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are set forth below:

Member	Experience/Education
Stuart Harshaw, BSc.

A seasoned professional with a successful career in the global mining industry with Vale SA and Inco Ltd, where, among other things, he was Vice President of Ontario Operations in charge of operating six underground mines, a portfolio of processing and refining facilities in Canada and Asia, as well as marketing and sales of a broad range of concentrates and finished metals worldwide. Mr. Harshaw is President, CEO and Director of Nickel Creek Platinum Corp. and a member of the Board of Directors of Constantine Metal Resources Ltd. and International Tower Hill Mines Ltd. and of the Board of Governors of Laurentian University of Sudbury, Canada. Mr. Harshaw earned a BSc. in Metallurgical Engineering from Queen’s University and an MBA from Laurentian University. The board of directors has determined that Mr. Harshaw is independent within the meaning of the NYSE American Company Guide.

Diana Walters, BA, MA.

Ms. Walters has over 30 years in the financial services sector and has served on the audit committee of other publicly traded companies.  Ms. Walters graduated with honours from the University of Texas at Austin with a BA in Plan II Liberal arts and an MA in Energy and Mineral Resources. Ms. Walters has worked on the natural resources sector as an equity investor, investment banker and in operating roles and has previously served as Audit Committee Chair of AMR.  In addition, she gained extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms.  The board of directors has determined that Ms. Walters is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE American Company Guide.

Timothy Marlow, C.Eng., MIMMM.

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

Responsibilities

See the Charter described above for disclosure on the Audit Committee's responsibilities.

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

Pre-Approval Policies and Procedures

The Company's Audit Committee is authorized to review the performance of the Company's independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company's auditor for the fiscal years ended August 31, 2020 and August 31, 2019 have been pre-approved by the Audit Committee.

External Auditor Service Fees (By Category)

Disclosure on the aggregate fees billed by the Company's current independent auditor, PricewaterhouseCoopers LLP, during the fiscal year ended August 31, 2020 and August 31, 2019 are described under "Item 16.C. Principal Accountant Fees and Services".

Compensation Committee

Composition

The Compensation Committee has been comprised of Diana Walters (Chair), Stuart Harshaw and Timothy Marlow since February 20, 2020. All three members of the Compensation Committee are independent.

Responsibilities

The responsibilities of the Compensation Committee include but are not limited to:

• Review, approve and report to the Board annually on management's succession plans for all executive officers, other than the CEO, including specific development plans and career planning for potential successors.

• Review and recommend to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO.  This includes incentive plan design and other remuneration.

• Review and make recommendations to the Board with respect to all options granted and RSUs awarded under the Share Compensation Plan and all DSUs awarded under the Deferred Share Unit Plan (collectively the "Plans"), including the terms and conditions of those awards.

• Review and recommend to the Board the compensation, including salary, incentives, benefits and other perquisites, of all directors and executive officers, except for the CEO.

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

• Establish compensation and recruitment policies and practices for the Company's executive officers, including establishing levels of salary, incentives, benefits and other perquisites provided to executives of the Company and its subsidiaries; provided, however, that the compensation of individual executive officers shall be subject to the Board's approval.

• Administration of the Company's Plans and recommending to the Board awards under the plans.

• The Committee shall review all executive compensation disclosure before the Company publicly discloses this information.

• The Committee will annually review and re-assess the adequacy of the Compensation Committee charter and recommend updates to the Compensation Committee charter and will receive approval of all changes from the Board.

Governance and Nomination Committee

Composition

The Governance and Nomination Committee has been comprised of Timothy Marlow (Chair), Diana Walters and Stuart Harshaw since February 20, 2020. All three members of the Governance and Nomination Committee are independent.

Responsibilities

The responsibilities of the Governance and Nomination Committee include but are not limited to:

• review and make recommendations to the Board respecting corporate governance in general and regarding the Board's stewardship role in the management of the Company;

• review, approve and report to the Board on:

• the establishment of appropriate processes for the regular evaluation of the effectiveness of the Board and its members and its committees and their charters;

• in conjunction with the Chair of the Board, the performance of individual directors, the Board as a whole, and committees of the Board;

• the performance evaluation of the Chair of the Board and the Chair of each Board committee; and

• regularly, the performance evaluation of the CEO, including performance against corporate objectives.

• CEO succession planning;

• oversee compliance with the Company's Code of Conduct, monitor compliance with the Code of Conduct, investigate any alleged breach or violation of the Code, authorize any waiver granted in connection with the Code of Conduct; and

• oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

D. Employees

As of August 31, 2020 the Company's complement of managers, staff and consultants in Canada consisted of approximately 6 individuals. The Company's complement of managers, staff, consultants, security and casual workers in South Africa currently consisted of approximately 6 individuals, inclusive of 2 individuals active at the Waterberg Project conducting exploration and engineering activities. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required.

E. Share Ownership

With respect to the persons listed in "Compensation", above, who are current directors, officers or employees of the Company, the following table discloses the number and percent of the Common Shares outstanding held by those persons, as of the date of this Annual Report. The Common Shares possess identical voting rights.

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class(3)
R. Michael Jones President, CEO and Director	38,559 (4)	*
Frank R. Hallam CFO and Director	23,463	*
Diana Walters Chairperson and Director	400	*
Timothy Marlow Director	300	*
John A. Copelyn Director	Nil(5)	Nil
Stuart Harshaw Director	13,000	*

Notes:

*  Less than one percent

(1) Includes beneficial, direct and indirect shareholdings.

(2) Does not include stock options and other rights to purchase or acquire shares.

(3) There are 69,252,128 shares of Common Stock issued and outstanding as of the date of November 24, 2020.

(4) Of these shares, 9,560 shares are held by 599143 B.C. Ltd., a company 50% owned by Mr. Jones and 50% owned by Mr. Jones' wife.

(5) Does not include shares owned by HCI, of which Mr. Copelyn is the Chief Executive Officer.  For a description of such shares, see "Item. 7.A - Major Shareholders".

The following table discloses the options and RSUs outstanding held by the aforementioned persons as of the date of filing of this Annual Report:

		Options			RSUs
Name and Title	Date of Grant/Award or Issuance	# of Shares of Common Stock Subject to Issuance	Exercise Price in CAD Per Share	Expiry Date	# of Shares of Common Stock Subject to Issuance	Maturity (1) Date
R. Michael Jones President, CEO and Director	Apr 9, 2019	375,000	$2.61	Apr 9, 2024	50,159	Dec 15, 2022
	Dec 2, 2019	500,000	$1.81	Dec 2, 2024	60,000	Dec 15, 2022
Frank R. Hallam CFO and Director	Apr 9, 2019	325,000	$2.61	Apr 9, 2024	45,382	Dec 15, 2022
	Dec 2, 2019	450,000	$1.81	Dec 2, 2024	54,000	Dec 15, 2022
Diana Walters Chairperson and Director	Apr 9, 2019	16,800	$2.61	Apr 9, 2024	-	-
	Dec 2, 2019	12,000	$1.81	Dec 2, 2024	-	-
Timothy Marlow Director	Apr 9, 2019	16,800	$2.61	Apr 9, 2024	-	-
	Dec 2, 2019	12,000	$1.81	Dec 2, 2024	-	-
John A. Copelyn Director	Apr 9, 2019	16,800	$2.61	Apr 9, 2024	-	-
	Dec 2, 2019	12,000	$1.81	Dec 2, 2024	-	-
Stuart Harshaw Director	Apr 9, 2019	16,800	$2.61	Apr 9, 2024	-	-
	Dec 2, 2019	12,000	$1.81	Dec 2, 2024	-	-

Note:

(1) Vesting as to 33 1/3% on each of the 12, 24 and 36-month anniversary of the Date of Award. All vesting and issuance or payments, as applicable, in respect of an RSU shall be completed no later than December 15 of the 3rd calendar year commencing after the Date of Award for such RSU.

Share Compensation Plan

The Share Compensation Plan (as amended) was initially adopted by the Company and approved by the shareholders on February 23, 2017 (the "Adoption Date").  As of the Adoption Date, the Share Compensation Plan govern all new awards of RSUs and grants of options to purchase Common Shares (the "Options").

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

As of November 24, 2020, the Company has 69,252,128 Common Shares issued and outstanding. Accordingly, the aggregate number of Common Shares that may be issued pursuant to the Share Compensation Plan is 6,978,825 less 3,608,241 Common Shares issuable pursuant to RSUs and options outstanding under the Share Compensation Plan.

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

The following table discloses the holders of the Common Shares who are known or believed by the Company to be the beneficial owners of 5% or more of the Common Shares (the “Major Shareholders”). The percentages in the table below are based on 69,252,128 Common Shares outstanding as November 24, 2020, except as noted.

	Amount and Nature of Beneficial Ownership	Percent of Class
Identity of Person or Group
Hosken Consolidated Investments Limited (1)	21,228,778	30.7%
Franklin Resources, Inc./Franklin Advisers, Inc. (2)	13,781,173	19.9%
Liberty Metals & Mining Holdings, LLC. (3)	11,061,819	16.0%

Notes:

(1) Based on information publicly available on HCI’s SEDI profile as of November 24, 2020, HCI through its wholly owned subsidiary Deepkloof Limited had sole voting and dispositive power with respect to 21,228,778 Common Shares.

(2) Based on information Franklin Resources, Inc./Franklin Advisors, Inc. provided to the Company as of November 24, 2020, Franklin Resources, Inc./Franklin Advisers, Inc. had sole voting and dispositive power with respect to 10,072,011 Common Shares.  Franklin Resources, Inc./Franklin Advisors, Inc. also holds an $8.0 million principal amount of convertible notes, 3,709,162 of the underlying shares for which are reported in the table above subject to a 19.9% beneficial ownership limitation.

(3) Based on information LMM provided to the Company as of November 24, 2020, LMM had sole voting and dispositive power with respect to 11,061,819 Common Shares.

Except as disclosed in the table above, the Company is not aware of any other person or group who owns more than 5% of the issued and outstanding Common Shares as of November 25, 2020.

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

Based on information available to the Company, as of November 9, 2020, approximately 54.0% of the Company's outstanding Common Shares were beneficially owned in the United States, by approximately 8,742 holders with U.S. addresses.

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

Neither the Company nor any of its subsidiaries has made any loan or guarantee in favor of any Related Party, nor has any Related Party been indebted to the Company or its subsidiaries, since September 1, 2019.

Neither the Company nor any of its subsidiaries is a party to any transactions since September 1, 2019 or any presently proposed transactions involving a Related Party, which transactions are material to the Company or the Related Party or are unusual in their nature or conditions, except as follows or as described elsewhere in this Annual Report:

(1) Franklin Advisers, Inc., a Major Shareholder, subscribed on behalf of certain funds for $8 million of the principal amount of convertible notes issued by the Company on June 30, 2017. Based on information provided to the Company as of November 24, 2020 by Franklin Advisers, Inc., the Company believes that Franklin Advisers, Inc. continues to hold such notes. Transactions relating to the convertible notes are more fully described elsewhere in this Annual Report.

(2) HCI, a Major Shareholder, indirectly acquired through its subsidiary, Deepkloof, 1,612,931 Common Shares in the December 2019 Private Placement, 500,000 Common Shares in the June 2020 Private Placement and 1,146,790 Common Shares in the October 2020 Private Placement, as more fully described elsewhere in this Annual Report.

(3) Compensatory matters relating to the Company's directors and executive officers are described in Item 6 of this Annual Report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 18 hereof and filed as part of this Annual Report. These financial statements include the consolidated balance sheets as at August 31, 2020 and 2019 and the statements of operations and cash flows for the three years ended August 31, 2020, 2019 and 2018.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements have been prepared under the historical cost convention.

Legal Proceedings

On August 28, 2018, the Company received a summons issued by Africa Wide in the High Court of South Africa whereby Africa Wide, formerly the holder of a 17.1% interest in Maseve, instituted legal proceedings in South Africa against the Company's wholly owned subsidiary, PTM RSA, RBPlat and Maseve ("Defendants") in relation to the Maseve Sale Transaction.  See above at Item 5.A. - Operating results - Maseve - Sale in Fiscal 2018 to Royal Bafokeng Platinum.  Africa Wide sought to set aside the Maseve Sale Transaction, alternatively, sought that Africa Wide be paid the "true value" of its 17.1% shareholding in Maseve, to be determined at the time prior to the implementation of stage one of the Maseve Sale Transaction.  Africa Wide averred that (i) pursuant to the term sheet pertaining to the Maseve Sale Transaction the Defendants disposed of Maseve's main asset (allegedly the plant) without Africa Wide's consent as required under the Maseve shareholders agreement; (ii) such disposal significantly devalued its shares in Maseve which (iii) resulted in the disposal of Africa Wide's shares in Maseve through a drag-along provision in Maseve's constitutional documents and (iv) that Africa Wide did not have an election to refuse to dispose of its shareholding.

On November 21, 2018, in the High Court of South Africa, RBPlat, as second defendant, filed exceptions to Africa Wide's "particulars of claim on the grounds that they were vague and embarrassing and/or lacked averments necessary to sustain a cause of action". The Company, as first defendant, was not required to file any motion or heads of arguments related to the Africa Wide particulars of claim until such time as the exceptions filed by RBPlat were heard and ruled upon by the High Court.

Both Africa Wide and RBPlat filed heads of arguments relating to RBPlat's exceptions with the High Court on or around March 11, 2019. Subsequently, on March 27, 2019, the High Court in Johannesburg held a hearing at which RBPlat's exceptions were argued before two judges. Following the hearing, the judges ordered that RBPlat's exceptions be upheld.  Africa Wide was also ordered to pay costs.

On April 17, 2019, Africa Wide filed amended particulars of claim with the High Court of South Africa, wherein Africa Wide seeks to set aside the Maseve Sale Transaction. Africa Wide claims (i) that pursuant to the definitive legal agreements pertaining to the Maseve Sale Transaction the defendants disposed of Maseve's main asset (allegedly the plant and certain surface assets) without Africa Wide's consent as required under the Maseve shareholders agreement; (ii) had it not been for such disposal, Africa Wide would not have disposed of its shares in Maseve; and (iii) that Africa Wide was forced to dispose of its shares in Maseve. In the alternative, Africa Wide seeks merely to set aside the sale of the plant and certain surface assets. Senior counsel for RBPlat and PTM RSA have both reviewed the amended particulars of claim as filed by Africa Wide.

On May 9, 2019, the Company filed notice in the High Court calling upon Africa Wide to produce those agreements and documents upon which it has based its claim.  Africa Wide has declined to produce those documents.

Statements of defence have separately been filed by the company and by RBPlat and Maseve. In each instance the statements of defence include a special plea of nonjoinder. The defendants contend that other entities, having a direct and substantial interest in the relief which Africa Wide seeks, ought to have been joined by Africa Wide as defendants in these proceedings. Following a case management meeting held before the two judges, and upon a hearing having been scheduled in regard to the special pleas of nonjoinder, Africa Wide made the decision to proceed with a joinder application (and the need for a special hearing in regard to the pleas of nonjoinder was averted). Africa Wide has now filed further amended particulars of claim in an attempt to correct the non-joinder issue and the Company has filed an amended statement of defence pursuant thereto.

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

For the years in question, the intercompany debt was classified as current in PTM RSA's audited financial statements. During 2018, the South African Revenue Service, or SARS, conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018. SARS proposed that the exchange losses be disallowed on the basis that SARS was not in agreement with the reclassification of the shareholder loan as a current liability. SARS also invited the Company to provide further information and arguments if we disagreed with the audit findings.

The Company and its advisors responded to SARS during 2019 and refuted the issues raised.

On June 30, 2020, the Company received a letter from SARS reporting the finalization of the above income tax audit with no reassessment or adjustment to the Company's tax returns for the three years audited.

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

B. Significant Changes

There have been no significant changes since August 31, 2020, except as otherwise discussed herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the TSX and on the NYSE American for each full quarterly period within the two most recent fiscal years ended August 31st and any subsequent period:

PERIOD	TSX HIGH CDN$	TSX LOW CDN$	NYSE AMERICAN HIGH USD$	NYSE AMERICAN LOW USD$
2020
Fourth Quarter	3.45	1.87	2.60	1.37
Third Quarter	2.60	1.33	1.97	0.94
Second Quarter	3.60	1.76	2.75	1.32
First Quarter	2.50	1.73	1.89	1.31
2019
Fourth Quarter	2.60	1.49	1.99	1.15
Third Quarter	2.89	1.71	2.17	1.25
Second Quarter	2.33	1.67	1.75	1.20
First Quarter	2.60	1.40	1.96	1.05

The following table sets forth the high and low market prices of the Common Shares for the five most recent fiscal years ended August 31:

YEARS ENDING AUG. 31	TSX HIGH CDN$	TSX LOW CDN$	NYSE AMERICAN HIGH USD$	NYSE AMERICAN LOW USD$
2020	3.60	1.33	2.75	0.94
2019	2.89	1.40	2.17	1.05
2018	8.60	1.20	6.96	0.90
2017	38.70	6.50	30.00	5.17
2016	50.00	15.00	39.60	10.53

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX HIGH CDN$	TSX LOW CDN$	NYSE AMERICAN HIGH USD$	NYSE AMERICAN LOW USD$
October 2020	2.97	2.32	2.25	1.77
September 2020	3.19	2.64	2.44	2.00
August 2020	3.45	2.63	2.60	1.96
July 2020	3.28	1.88	2.47	1.39
June 2020	2.44	1.87	1.86	1.37
May 2020	2.23	1.87	1.61	1.35

The closing price of the Common Shares on November 24, 2020 was C$2.99 on the TSX and $2.27 on the NYSE American.

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

B. Memorandum and Articles of Association

Incorporation

The Company was formed by way of an amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation on February 18, 2002 under the Company Act (British Columbia) pursuant to an order of the Court. The Company was transitioned to the BCBCA on January 25, 2005. The Company's British Columbia incorporation number is BC0642278.

Objects and Purposes

Neither the Notice of Articles nor the Articles contain a limitation on objects and purposes.

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

3. an undischarged bankrupt; or

4. convicted in or out of the Province of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless:

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

Rights, Preference and Restrictions

All of the shares in the authorized share structure of the Company are of the same class, being the Common Shares and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs after the Company have paid out its liabilities. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The shareholders of the Company are entitled to one vote for each Common Share on all matters to be voted on by the shareholders of the Company. There are no provisions for redemption, purchase for cancellation, surrender or sinking funds, and there are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of 2/3 or more of the Common Shares voted at a meeting of the Company's shareholders called and held in accordance with the Articles and applicable law.

Shareholder Meetings

The BCBCA provides that: (i) a general meeting of shareholders must be held in the Province of British Columbia, unless otherwise provided in the Company's Articles (Article 10.4 of the Articles provides that a meeting of shareholders of the Company may be held in or outside of the Province of British Columbia as determined by a resolution of the directors); (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) or be less than 21 days before the date on which the meeting is to be held; (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the Articles (Article 11.3 of the Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting); (v) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the Court may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the Court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the Company's constating documents.  See "Exchange Controls" below in this Annual Report for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire the Common Shares.

Change in Control

There are no provisions in the Articles or Company's constating documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving its company or any of its subsidiaries.

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

Changes to Capital

There are no conditions imposed by the Articles governing changes in the rights of holders of Common Shares where such conditions are more significant than is required by the laws of the Province of British Columbia.

Description of Capital Structure

The Company’s authorized share structure consists of an unlimited number of Common Shares without par value, of which 69,252,128 Common Shares were issued and outstanding as of November 24, 2020.  All of the issued Common Shares are fully paid. The Company does not own any of its Common Shares.

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

E. Taxation

Canadian Federal Income Tax Consequences

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a beneficial holder of Common Shares who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company, (ii) is not affiliated with the Company, (iii) holds such Common Shares as capital property, (iv) is neither resident nor deemed to be resident in Canada, (v) does not use or hold, and will not be deemed to use or hold, Common Shares in or in the course of carrying on a business in Canada, and (vi)  is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the "Canada-U.S. Tax Convention"), and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention (each, a "US Resident Holder"). In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. US Resident Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Common Shares will generally be considered to be capital property to a US Resident Holder unless the US Resident Holder holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a US Resident Holder (i) that is a "financial institution" for purposes of the mark to market rules contained in the Tax Act; (ii) an interest in which is or would constitute a "tax shelter investment" as defined in the Tax Act; (iii) that is a "specified financial institution" as defined in the Tax Act; (iv) that is a corporation that does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (v) that reports its "Canadian tax results" in a currency other than Canadian currency, all as defined in the Tax Act; (vi) that is exempt from tax under the Tax Act; or (vii) that has entered into, or will enter into, a "synthetic disposition arrangement" or a "derivative forward agreement" with respect to the Common Shares, as those terms are defined in the Tax Act.  Such US Resident Holders should consult their own tax advisors with respect to their holding of Common Shares.

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

Amounts Determined in Canadian Dollars

Generally, for purposes of the Tax Act, all amounts relating to the Common Shares must be expressed in Canadian dollars, including cost, adjusted cost base, proceeds of disposition, and dividends, and amounts denominated in U.S. dollars must be converted to Canadian dollars using single daily exchange rate published by the Bank of Canada on the particular date the particular amount arose, or such other rate of exchange as may be accepted by the CRA. US Resident Holders may therefore realize additional income or gain by virtue of changes in foreign exchange rates and are advised to consult with their own tax advisors in this regard. Currency tax issues are not discussed further in this summary.

Dividends of Common Shares

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

Generally, as long as the Common Shares are listed on a designated stock exchange (which currently includes the TSX and the NYSE American) at the time of its disposition, the Common Shares will not constitute taxable Canadian property of a US Resident Holder, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (a) the US Resident Holder, persons with which the US Resident Holder does not deal at arm's length, partnerships whose members include, either directly or indirectly through one or more partnerships, the US Resident Holder or persons which do not deal at arm's length with the US Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the authorized share structure of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). The Tax Act may also deem Common Shares to be taxable Canadian property to a US Resident Holder in certain circumstances.

Even if the Common Shares are considered to be taxable Canadian property to a US Resident Holder, the US Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such US Resident Holder on a disposition of Common Shares if the Common Shares are "treaty-protected property" of the US Resident Holder at the time of the disposition. The Common Shares of such US Resident Holder will generally constitute "treaty- protected property" for purposes of the Tax Act unless the value of the Common Shares is derived principally from real property situated in Canada.  For this purpose, "real property" has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own shares of Common Stock as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired shares of Common Stock in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares of Common Stock other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are subject to special tax accounting rules; or (j) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold shares of Common Stock in connection with carrying on a business in Canada; (d) persons whose shares of Common Stock constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of shares of Common Stock.

In particular, it is noted that the Company may be or may become a "controlled foreign corporation" for U.S. federal income tax purposes, and therefore, if a U.S. Holder is a U.S. shareholder owning 10% or more of the Company's stock (by vote or value) directly, indirectly and/or under the applicable attribution rules, the U.S. federal income tax consequences to such U.S. Holder of owning shares of Common Stock may be significantly different than those described below in several respects. If a U.S. Holder owns 10% or more of the Company's stock (by vote or value) directly, indirectly and/or under the applicable attribution rules, such holder should consult its own tax advisors regarding the U.S. federal income tax rules applicable to an investment in a controlled foreign corporation.

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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of shares of Common Stock.  Based on current business plans and financial expectations, the Company believes that it may be a PFIC for its current tax year ending August 31, 2021 and may be a PFIC in future tax years.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

Additional financial information is provided in the Company's Financial Statements and Management's Discussion and Analysis for the year ended August 31, 2020.

Copies of the above may be obtained, on the Company's website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; on the SEC's EDGAR website at www.sec.gov; or by calling the Company's investor relations personnel at 604-899-5450.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Currency Risk

While the Company's financial statements are presented in U.S. dollars, the Company's functional currency is the Canadian dollar, the functional currency of the Company's subsidiaries is the South African Rand, and a significant portion of the Company's and its subsidiaries' expenses are incurred in Canadian dollars and South African Rand. Therefore, the Company is subject to currency risk with respect to changes in exchange rates among the U.S. dollar, Canadian dollar and South African Rand. The Company has not entered into any agreements or purchased any instruments to hedge its currency risks. A hypothetical 10% strengthening/weakening in the U.S. dollar versus the Canadian dollar and Rand would have given rise to a decrease/increase in comprehensive loss for the year ended August 31, 2020 of approximately $3.5 million (2019 - $3.4 million).  For further information, see note 18 to the Company's financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Certain restrictions on the payment of dividends are described under Item 8.A.

ITEM 15. CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company's disclosure controls and procedures as at August 31, 2020 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as at August 31, 2020.

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company's internal control over financial reporting as at each fiscal year end. Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting as at August 31, 2020.  Based on this evaluation, management has concluded that the Company's internal controls over financial reporting was effective as at August 31, 2020.

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in the Company's internal control over financial reporting during the year ended August 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Non-accelerated filers are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management's assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as a non-accelerated filer and therefore has not included an independent auditor attestation of management's assessment of the effectiveness of its internal control over financial reporting in this  Annual Report or in its audited annual consolidated financial statements for the year ended August 31, 2020.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Diana Walters is a financial expert on the Company’s Audit Committee. Ms. Walters has worked on the natural resources sector as an equity investor, investment banker and in operating roles and has previously served as the Audit Committee Chair of AMR. In addition, she gained extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. Ms. Walters is independent within the meaning of NYSE American listing standards.

ITEM 16B. CODE OF ETHICS

The Company has adopted the Code of Conduct that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer.  The Code of Conduct includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code of Conduct and accountability for adherence to the Code of Conduct.  A copy of the Code of Conduct is posted on the Company's website, at www.platinumgroupmetals.net.

The Company has not granted any waiver, including any implicit waiver, from a provision of the Code during the Company's most recently completed fiscal year ending August 31, 2020.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's current independent auditor, PricewaterhouseCoopers LLP, during the fiscal years ended August 31, 2020 and 2019 are set forth below in $:

	Year ended August 31, 2020 ($)	Year ended August 31, 2019 ($)
Audit Fees	255,400	206,767
Audit-Related Fees(1)	76,480	90,226
Total	331,880	296,996

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

ITEM 16H. MINE SAFETY DISCLOSURE

The Company was not the operator and did not have a subsidiary that was an operator of a coal or other mine, as defined in Section 3 of the Federal Mine Safety and Health Act of 1977, in the United States during the year ended August 31, 2020.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

Following are the Company's Consolidated Financial Statements for the year ended August 31, 2020

Platinum Group Metals Ltd.

Consolidated Financial Statements

(all amounts in thousands of United States Dollars unless otherwise noted)
For the year ended August 31, 2020

Filed: November 25, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Platinum Group Metals Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Platinum Group Metals Ltd. and its subsidiaries (together, the Company) as of August 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended August 31, 2020, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended August 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, negative working capital and has significant amounts of debt payable without any current source of operating income which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
November 25, 2020

We have served as the Company’s auditor since 2007.

PLATINUM GROUP METALS LTD.

Consolidated Statements of Financial Position

(in thousands of United States Dollars)

	August 31, 2020	August 31, 2019
ASSETS

Current
Cash	$1,308	$5,550
Amounts receivable	218	507
Prepaid expenses	385	298
Total current assets	1,911	6,355

Performance bonds and other assets	108	65
Exploration and evaluation assets (Note 4)	34,939	36,792
Right to use asset (leased corporate offices)	175	-
Property, plant and equipment	282	451
Total assets	$37,415	$43,663

LIABILITIES
Current
Accounts payable and other liabilities	$1,412	$4,022
Brokerage fees payable (Note 12)	2,890	2,775
Total current liabilities	4,302	6,797

Loan payable (Note 6,7)	19,337	18,785
Convertible notes (Note 7)	17,212	16,075
Share based liabilities	509	112
Lease liability	198	-
Warrant derivative (Note 9)	-	3,051
Total liabilities	$41,558	$44,820

SHAREHOLDERS' EQUITY
Share capital (Note 8)	$861,890	$855,270
Contributed surplus	28,278	26,777
Accumulated other comprehensive loss	(164,124)	(159,743)
Deficit	(746,313)	(738,912)
Total shareholders' deficit attributable to shareholders of Platinum Group Metals Ltd.	(20,269)	(16,608)

Non-controlling interest	16,126	15,451
Total shareholders' deficit	(4,143)	(1,157)
Total liabilities and shareholders' deficit	$37,415	$43,663

Going Concern (Note 1)
Contingencies and Commitments (Note 12)
Subsequent Events (Note 19)

Approved by the Board of Directors and authorized for issue on November 25, 2020

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.	2

PLATINUM GROUP METALS LTD.

Consolidated Statements of Loss and Comprehensive Loss

(in thousands of United States Dollars except share and per share data)

	Years Ended
	August 31, 2020	August 31, 2019	August 31, 2018

Expenses
General and administrative (Note 15)	$3,726	$4,677	$6,084
Interest	5,493	8,355	18,414
Foreign exchange (gain) loss	(740)	1,006	4,068
Share of joint venture expenditures - Lion Battery (Note 5)	369	595	-
Stock compensation expense (Note 8)	1,569	787	77
Closure, care and maintenance costs (recovery)	-	(509)	14,437
	$10,417	$14,911	$43,080

Other Income
Loss (Gain) on fair value derivatives and warrants (Note 7,9)	(3,203)	2,732	(3,726)
Loss on Asset Held for Sale	-	-	2,304
(Gain) Loss on fair value of marketable securities	-	(609)	105
Net finance income	(158)	(364)	(739)
Loss for the year before income taxes	$7,056	$16,670	$41,024

Deferred income tax expense	72	106	-
Loss for the year	$7,128	$16,776	$41,024

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	4,487	(105)	(6,350)
Tax impact of previously recorded to comprehensive loss	-	-	(15,527)

Comprehensive loss for the year	$11,615	$16,671	$19,147

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	7,128	16,776	38,682
Non-controlling interests	-	-	2,342
	$7,128	$16,776	$41,024

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	11,615	16,671	16,805
Non-controlling interests	-	-	2,342
	$11,615	$16,671	$19,147

Basic and diluted loss per common share	$0.11	$0.52	$2.03

Weighted average number of common shares outstanding:
Basic and diluted	61,537,004	32,534,646	19,053,144

The accompanying notes are an integral part of the consolidated financial statements.	3

PLATINUM GROUP METALS LTD.

Consolidated Statements of Changes in Equity

(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2017	14,846,938	$800,894	$25,870	$(170,505)	$(667,617)	$(11,358)	$(11,908)	$(23,266)
Stock based compensation	-	-	80	-	-	80	-	80
Shares issued for interest on convertible note	1,001,987	1,416	-	-	-	1,416	-	1,416
Units issued - financing	13,254,486	18,557	-	-	-	18,557	-	18,557
Unit issuance costs	-	(2,413)	-	-	-	(2,413)	-	(2,413)
Non-controlling interest impact of the sale of Maseve	-	-	-	(11,114)	(7,690)	(18,804)	18,804	-
Equity impact from the partial sale of Waterberg	-	-	-	-	14,172	14,172	1,962	16,134
Contributions of Waterberg JV Co	-	-	-	-	-	-	4,636	4,636
Foreign currency translation adjustment	-	-	-	6,350	-	6,350	-	6,350
Tax impact from Waterberg and other equity transactions	-	-	-	15,527	(15,527)	-	-	-
Net loss for the year	-	-	-	-	(38,682)	(38,682)	(2,342)	(41,024)
Balance August 31, 2018	29,103,411	$818,454	$25,950	$(159,742)	$(715,344)	$(30,682)	$11,152	$(19,530)
IFRS 9 transition adoption on September 1, 2018	-	-	-	-	(5,781)	(5,781)	-	(5,781)
Balance September 1, 2018 (restated)	29,103,411	$818,454	$25,950	$(159,742)	$(721,125)	$(36,463)	$11,152	$(25,311)
Stock based compensation	-	-	827	-	-	827	-	827
Shares issued for interest on convertible note	545,721	687	-	-	-	687		687
Share issuance - financing	27,077,885	35,024	-	-	-	35,024		35,024
Share issuance costs	-	(1,876)	-	-	-	(1,876)	-	(1,876)
Warrants exercised	1,048,770	1,981	-	-	-	1,981	-	1,981
Shares issued for loan facility	800,000	1,000	-	-	-	1,000	-	1,000
Contributions of Waterberg JV Co	-	-	-	-	(1,117)	(1,117)	4,299	3,182
Foreign currency translation adjustment	-	-	-	105	-	105	-	105
Net loss for the year	-	-	-	-	(16,776)	(16,776)	-	(16,776)
Balance August 31, 2019	58,575,787	$855,270	$26,777	$(159,637)	$(739,018)	$(16,608)	$15,451	$(1,157)
Stock based compensation	-		1,501	-	-	1,501	-	1,501
Shares issued for interest on convertible note	1,043,939	1,374	-	-	-	1,374	-	1,374
Share issuance - financing	4,447,307	5,705	-	-	-	5,705	-	5,705
Share issuance costs	-	(514)	-	-	-	(514)	-	(514)
Warrants exercised	28,040	55	-	-	-	55	-	55
Contributions of Waterberg JV Co.	-	-	-	-	(167)	(167)	675	508
Foreign currency translation adjustment	-	-	-	(4,487)	-	(4,487)	-	(4,487)
Net loss for the year	-	-	-	-	(7,128)	(7,128)	-	(7,128)
Balance August 31, 2020	64,095,073	861,890	28,278	(164,196)	(746,241)	(20,269)	16,126	(4,143)

The accompanying notes are an integral part of the consolidated financial statements.	4

PLATINUM GROUP METALS LTD.
Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the year ended
	August 31, 2020	August 31, 2019	August 31, 2018

OPERATING ACTIVITIES
Loss for the year	$(7,128)	$(16,776)	$(41,024)

Add items not affecting cash:
Depreciation	177	235	347
Interest expense	5,493	8,355	18,414
Unrealized foreign exchange gain (loss)	128	13	(65)
Share of joint venture expenditures	369	595	-
Loss on assets held for sale	-	-	2,305
Gain (Loss) on fair value of convertible debt derivatives	(3,203)	2,732	(3,726)
(Gain) Loss on marketable securities	-	(609)	105
Deferred tax expense	72	106	-
Stock compensation expense	1,569	787	77
Directors fees paid in deferred share units	142	112	-
Net change in non-cash working capital (Note 13)	(739)	(502)	209
	$(3,120)	$(4,952)	$(23,358)

FINANCING ACTIVITIES
Share issuance - warrant exercise	$48	$1,783	$-
Proceeds from issuance of equity	5,705	25,024	19,882
Equity issuance costs	(514)	(1,876)	(2,562)
Cash received from sale of Maseve	-	-	62,000
Costs associated with convertible note	-	-	(95)
Convertible note interest paid	-	(687)	-
Cash proceeds from debt	-	20,000	10,000
Costs associated with debt	(40)	(228)	(866)
Sprott principal repayments	-	-	(50,000)
Sprott interest paid	(2,237)	(73)	(3,401)
Lease payments made	(66)	-	-
Repayment of Liberty debt and production payment termination	-	(41,023)	(23,163)
Cash received from Waterberg partners	1,697	3,522	2,756
	4,593	6,442	14,551

INVESTING ACTIVITIES
Proceeds from partial sale of interest in Waterberg	$-	$-	$16,124
Fees paid on asset held for sale	-	-	(1,000)
Transfer to restricted cash (Waterberg)	-	-	(5,000)
Expenditures from restricted cash (Waterberg)	-	126	4,874
Investment in Lion Battery	(350)	(554)	-
Cash received from sale of marketable securities	-	7,951	-
Proceeds from the sale of concentrate	-	-	2,016
Performance bonds	(67)	19	-
Waterberg exploration expenditures	(4,953)	(6,990)	(9,125)
	(5,370)	552	7,889

Net decrease in cash and cash equivalents	(3,897)	2,042	(918)
Effect of foreign exchange on cash and cash equivalents	(345)	491	521
Cash and cash equivalents, beginning of year	5,550	3,017	3,414

Cash and cash equivalents, end of year	$1,308	$5,550	$3,017

The accompanying notes are an integral part of the consolidated financial statements.	5

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

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

These financial statements consolidate the accounts of the Company and its subsidiaries. The Company's subsidiaries, associates and joint ventures (collectively with the Company, the "Group") as at August 31, 2020 are as follows:

		Place of incorporation and operation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity		August 31, 2020	August 31, 2019

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100.0%	100.0%
Mnombo Wethu Consultants (Pty) Limited.[1]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.[1,2]	Exploration	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.[3]	Research	Canada	55.00%	57.69%

[1] The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

[2]Effective ownership of Waterberg JV Co. is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") ownership portion.

[3]Lion Battery Technologies is accounted for using the equity method as the Company jointly controls the investee despite having the majority of the shares.

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future.  During the year the Company incurred a loss of $7.1 million and used cash in operating activities of $3.1 million.  The Company had a working capital deficit of $2.4 million at August 31, 2020 and was also indebted $20 million pursuant to the Sprott Loan Facility (as defined below).  This debt is due August 14, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  Additional payments/interest are also due on the convertible debt.  The Company currently has limited financial resources and has no sources of operating income at present.  Subsequent to year end the Company has completed a private placement for $2.5 million and through an At-The-Market Offering has raised a further $10 million.  Please see Note 19 Subsequent Events for further details.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic.  The contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies and financial markets globally, potentially leading to an economic downturn.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

The Company's ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, the sale of assets and strategic partnerships.  Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful.  Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

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

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The consolidated financial statements have been prepared under the historical cost convention except for certain financial assets and liabilities measured at fair value.

Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.  The Company has consistently applied the accounting policies used in the preparation of its IFRS financial statements throughout all years presented, as if these policies had always been in effect except for the adoption of IFRS 16 Leases, (“IFRS 16”) effective for the 2020 fiscal year.

a. Consolidation

The consolidated financial statements include those of the Company, its subsidiaries, joint ventures and structured entities that it controls, using uniform accounting policies. Control exists when the Company has (i) power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power to affect its returns.

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

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD")

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD

Year-end rate:  R16.8916 (2019 R15.2099)

Year average rate: R16.0676 (2019 R14.3314)

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

CAD/USD

Year-end rate: C$1.3042 (2019 C$1.3295)

Year average rate: C$1.3458 (2019 C$1.3255)

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

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

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

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset’s carrying amount may exceed its recoverable amount and when the exploration and evaluation assets are transferred to development assets. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

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

Once a mining project has been established as technically feasible and commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of “development assets” together with any related amount transferred from “exploration and evaluation assets”.  Capitalization of costs incurred ceases when the property is capable of operating at levels intended by management.

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

Property plant and equipment are recorded at cost and are depreciated on a straight-line basis over the following periods:

Vehicles	3-5 years
Computer Equipment and software	3-5 years
Furniture and Fixtures	5 years

 i. Impairment

Tangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

Tangible assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

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

Restricted share units

Restricted share units ("RSU") represent an entitlement to one common share of the Corporation, upon vesting. RSUs provide the option of being settled in cash upon election by the Board of Directors. The fair value of RSUs granted is recognized as an expense over the vesting period and is measured at the time of grant.

Deferred share units

Deferred share units (“DSU’s”) are measured at fair value on grant date.  The expense for DSU’s is recognized over the vesting period.  DSU liabilities are adjusted at each financial position reporting date for changes in fair value.  When the directors retire from all positions with the Company the DSU liability is settled in cash.

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

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

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

q. Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss, at fair value through other comprehensive income (loss), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and the debt's contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

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

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

s. Accounting Standards Adopted

Recently Issued Accounting Pronouncements

The following new accounting standard was adopted by the Company during the year:

(i) IFRS 16, Leases

In January 2016, the IASB issued IFRS 16.  IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer ("lessee") and the supplier ("lessor").  IFRS 16 replaced IAS 17, Leases and related interpretations.  Save for limited exceptions, all leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing.  Accordingly, IFRS 16 eliminated the classification of leases as either operating leases or finance leases as previously required by IAS 17 and, instead, introduced a single lessee accounting model.  Applying that model, a lessee is required to recognize:

i) Assets and liabilities for all leases with a term of more than 12 months, unless the underlying assets is of low value; and

ii) Depreciation of lease assets separately from interest on lease liabilities in the statement of income.

The new standard became effective for annual periods beginning on or after January 1, 2019.  As the Company's year end is August 31st, the first effective year was fiscal 2020.  The adoption of this standard did not have a significant impact on the financial statements of the Company based on its leasing activity at September 1, 2019.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

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

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

  Determination of ore reserves and mineral resource estimates
  Fair value of embedded derivatives including convertible debt derivative
  Assumption of control of Mnombo for accounting purposes

Each of these judgments and estimates is considered in their respective notes or in more detail below.

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using various other valuation techniques. Inputs to the estimation are taken from observable markets where possible, but where this is not feasible, an increased degree of estimation uncertainty arises when establishing fair values. The estimates include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

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

4. EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company's only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex.  Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2018	$29,406
Additions	8,362
Foreign exchange movement	(976)
Balance, August 31, 2019	$36,792
Additions	2,988
Recoveries from 100% Impala funded implementation budget	(1,285)
Foreign exchange movement	(3,556)
Balance, August 31, 2020	$34,939

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

Waterberg Project

At August 31, 2020 the Waterberg Project consisted of granted prospecting rights and an applied for mining right with a combined active project area of 81,329.60 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).  As of late October 2020, the Company is in process to apply for closure on one prospecting right located north of the known mineralized area, measuring 13,158.92 ha.  The Waterberg Project comprises the former Waterberg JV Property and the Waterberg Extension Property.

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

Implats Transaction

On November 6, 2017, the Company closed a transaction (the "Implats Transaction"), originally announced on October 16, 2017, whereby Impala Platinum Holdings Ltd. ("Implats"):

a) Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the "Initial Purchase") for $30 million.  The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  From its $17.2 million in proceeds, the Company committed $5.0 million towards its pro rata share of remaining Definitive Feasibility Study ("DFS") costs, which was held as restricted cash until it was fully spent in October 2018.  Implats contributed its 15.0% pro rata share of DFS costs incurred subsequent to the Initial Purchase.  Following the Initial Purchase, the Company held a direct 37.05% equity interest, JOGMEC held a 21.95% equity interest and Black Economic Empowerment partner Mnombo maintained a 26.0% equity interest.  The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

b) Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project ("Offtake ROFR").  JOGMEC or its nominee will retain a right to receive, at market prices, platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volumes produced from the Waterberg Project.

c) Acquired an option (the "Purchase and Development Option") whereby Implats had the right within 90 business days of the completion of the DFS to exercise an option to increase its interest to 50.01% in Waterberg JV Co by committing to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and an expenditure of $130.2 million in development work.  The DFS was completed and approved by Waterberg JV Co. on December 5, 2019.  As per the February 27, 2020 amendment (see below) this deadline was amended to occur 90 days following the receipt of an executed Mining Right on the Waterberg Project.

d) On February 27, 2020 the Company announced that shareholders of Waterberg JV Co had agreed to amend the Purchase and Development Option effective at February 1, 2020.  The Purchase and Development Option was amended to expire 90 calendar days following the receipt of an executed Mining Right for the Waterberg Project.  In exchange for this extension Impala agreed to fund 100% of a new implementation budget and work program, effective February 1, 2020, aimed at increasing confidence in specific areas of the DFS.  At year end total Waterberg JV Co. expenditures recovered through this work program were $1,285.

On June 15, 2020, Implats delivered a formal notice of their election not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic.  Implats will retain a 15.0% participating project interest and their Offtake ROFR and the Company will retain a controlling 50.02% direct and indirect interest in the project.  Impala continued to be responsible for the costs of an implementation budget and work program, as described above, until September 13, 2020.  The Company remains the Manager of the Waterberg Project, as directed by the technical committee of the Waterberg JV Co.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

Acquisition and Development of the Waterberg Project

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the "JOGMEC Agreement").  Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the former Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.  Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.  Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($4.8 million at August 31, 2020).  The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $7.1 million at August 31, 2020 ($6.9 million - August 31, 2019).

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

To August 31, 2020 an aggregate total of $75.2million has been funded by all parties on exploration and engineering on the Waterberg Project.  Up until the Waterberg property was transferred to Waterberg JV Company, all costs incurred by other parties were treated as cost recoveries by the Company.

5. LION BATTERY

On July 12, 2019 the Company and Anglo American Platinum Limited ("Amplats") entered into agreements to launch a new venture named Lion Battery Technologies Inc. ("Lion").  Lion was incorporated on June 17, 2019 to research new lithium battery technology utilizing platinum and palladium.  The Company invested $4 as the original founder of Lion in exchange for 400,000 common shares of Lion at a price of $0.01 per share.  On July 12, 2019 the Company and Amplats each invested $550 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each at a price of $0.50 per share.  On August 21, 2020 the Company and Amplats each invested $350 as a second tranche of funding in exchange for 700,000 Lion preferred shares each at a price of $0.50 per shares.  At August 31, 2020 the Company owned a 55% interest in Lion.

On July 12, 2019 Lion entered into a Sponsored Research Agreement (“SRA”) with Florida International University (“FIU”) to fund a $3.0 million research program over approximately three years.  Both the Company and Amplats have agreed to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be for general and administrative expenses and the commercialization of the technology developed, subject to certain conditions.  All funding into Lion by the Company or Amplats is to be in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to four year period (see above paragraph).  The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.  As at August 31, 2020, Lion batteries has $34 (2019 - $54) in current assets and $22 (2019 - $26)  in current liabilities and for the year ended August 31, 2020, loss from operations and comprehensive loss is $716 (2019 - $1,076).

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

Research work commenced at FIU during September 2019.  During calendar 2020 FIU completed the first milestone research requirements pursuant to the SRA, which triggered the second tranche of funding to Lion in August 2020 for an aggregate amount of $700, of which $667 was provided by Lion to FIU for continued research.

Under the agreement with FIU, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  Lion is also currently reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

6. SPROTT LOAN

On August 15, 2019 the Company announced it had entered into a credit agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto (the "Sprott Lenders") pursuant to which the Sprott Lenders advanced $20.0 million principal senior secured credit facility ("Sprott Facility").  The loan was immediately drawn and is due August 14, 2021, with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  All amounts outstanding will be charged interest of 11% per annum compounded monthly.  Interest payments are made monthly with interest of $2,237 having been paid to Sprott during the year ended August 31, 2020 (August 31, 2019 - $73).

The Company is required to maintain certain minimum working capital and cash balances under the Sprott loan and are in compliance with these covenants at period end.

All fees directly attributable to the Sprott Facility are recorded against the loan balance and amortized using the effective interest method over the life of the loan.  In connection with the advance the Company issued Sprott 800,000 common shares worth $1,000.  Effective interest of $2,809 was recognized during the year ended August 31, 2020 (August 31, 2019 - $83).

Subsequent to year end, the Company repaid a principal amount of $1.9 million to Sprott, reducing the principal amount outstanding to $18.1 million.

7. CONVERTIBLE NOTES

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

Upon maturity the Convertible Notes are to be settled by the Company in cash.  The Convertible Notes are convertible at any time prior to maturity at the option of the holder, and conversion may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Convertible Notes was  1,001.1112 Common Shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's Common Shares of $0.8686 per share on June 27, 2017.  After giving effect to the December 13, 2018 share consolidation, the conversion rate is 100.1111 per US$1,000 which is equivalent to a conversion price of approximately $9.989 per common share.

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

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

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

On January 2, 2020 the Company issued 517,468 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 2, 2020 the Company issued 526,471 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

The components of the Convertible Notes are as follows:

Convertible Note balance August 31, 2018	$14,853
Transactions costs incurred	(79)
Interest payments	(1,374)
Accretion and interest incurred during the year	2,487
Loss on embedded derivatives during the year ended August 31, 2019 (see below)	188
Convertible Note balance August 31, 2019	$16,075
Interest payments	(1,374)
Accretion and interest incurred during the year	2,668
Gain on embedded derivatives during the year ended August 31, 2020 (see below)	(157)
Convertible Note balance August 31, 2020	$17,212

Embedded Derivatives

The Convertible Note Derivatives were valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and are subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss.  The fair value of the Convertible Note Derivatives was measured at $197 at August 31, 2019, then $40 at August 31, 2020 resulting in a gain of $157 for the year.  Combined with the gain on the warrant derivative (Note 9) of $3,046, this results in a gain of $3,203.

8. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

On November 20, 2018 the Company announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10).  The purpose of the consolidation was to increase the Company's common share price to be in compliance with the NYSE American's low selling price requirement.  All share and loss per share numbers in these financial statements are presented on a post consolidation basis.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

At August 31, 2020, the Company had 64,095,073 shares outstanding.

Fiscal 2020

On June 17, 2020 the Company closed a non-brokered private placement for 1,221,500 common shares at a price of US$1.40 each for gross proceeds of $1.7 million, of which 500,000 common shares were subscribed for by Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI"), bringing HCI's ownership in the Company to approximately 31.59%.  A 6% finders fee in the amount of $38 was paid on a portion of this private placement.

On December 19, 2019 the Company closed a non-brokered private placement for 3,225,807 common shares at a price of US$1.24 each for gross proceeds of $4.0 million, of which 1,612,931 common shares were subscribed for by Deepkloof on behalf of HCI.  A 6% finders fee in the amount of $54 was paid on a portion of this private placement.

During fiscal 2020 the Company issued 28,040 shares upon the exercise of 28,040 warrants.

On January 2, 2020, the Company issued 517,468 shares in settlement of $687 of bi-annual interest payable on $19.99 million outstanding on the Convertible Notes.

On July 2, 2020 the Company issued 526,471 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

Fiscal 2019

On August 21, 2019, the Company closed a bought deal financing of 8,326,957 common shares at a price of US$1.25 per share for gross proceeds of $10.4 million.  Also, on August 21, 2019 the Company completed the sale of 7,575,758 common shares to existing shareholder Liberty Metals & Mining Holdings, LLC ("LMM"), a subsidiary of Liberty Mutual Insurance, and 6,940,000 common shares to Deepkloof on behalf of HCI, both at price of US$1.32 per share for gross proceeds of $10.0 million and $9.1 million respectively.  Total fees of $1,769 were paid on the August 21, 2019 transactions including a 6% finders fee of $624.

On June 28, 2019 the Company closed a non-brokered private placement with Deepkloof for gross proceeds of $1.3 million.  The Company issued an aggregate of 1,111,111 common shares to Deepkloof at a price of US$1.17 per common share.  On a non-diluted basis and after giving effect to the private placement, HCI's ownership in the Company (through subsidiary Deepkloof) was increased from 20.05% to 22.60% of the Company's then issued and outstanding common shares. The Company did not pay any finder's fees in connection with this private placement.

On February 4, 2019, the Company completed a non-brokered private placement of 3,124,059 shares at a price of US$1.33 per share for gross proceeds of $4.16 million.  A 6% finders fee of $72 was paid on a portion of this private placement, with total issuance costs (including the finders fee) totalling $107.

During fiscal 2019, the Company issued 1,048,770 shares upon the exercise of 1,048,770 warrants.

On January 2, 2019 the Company issued 545,721 shares in settlement of $687.16 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

(c) Incentive stock options

The Company has entered into Incentive Stock Option Agreements under the terms of its share compensation plan with directors, officers, consultants and employees. Under the terms of the stock option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Stock options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding stock options:

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

	Number of Shares	Average Exercise Price CAD$
Options outstanding at August 31, 2018	308,550	45.20
Forfeited/Cancelled	(308,550)	45.20
Granted	1,554,000	2.61
Options outstanding at August 31, 2019	1,554,000	2.61
Granted	1,628,500	1.81
Options outstanding at August 31, 2020	3,182,500	2.20

Number Outstanding at August 31, 2020	Number Exercisable at August 31, 2020	Exercise Price		Average Remaining Contractual Life (Years)
1,554,000	388,500	C$	2.61	3.61
1,628,500	-		1.81	4.26
3,182,500	388,500			3.94

During the year ended August 31, 2020 the Company granted 1,628,500 stock options.  The stock options granted during the year vest in three tranches on the first, second and third anniversary of their grant.  The Company recorded $1,157 ($1,032 expensed and $125 capitalized to mineral properties) of compensation expense during fiscal 2020.

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted.  The following assumptions were used in valuing stock options granted during the years ending August 31, 2020 and August 31, 2019:

Year ended	August 31, 2020	August 31, 2019
Risk-free interest rate	1.56%	1.6%
Expected life of options	3.9 years	3.9 years
Annualized volatility[1]	82%	74%
Forfeiture rate	2.1%	2.1%
Dividend rate	0.0%	0.0%
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

The DSU liability at August 31, 2020 was $509.  During the year ended August 31, 2020 an expense of $387 was recorded in relation to the outstanding DSUs (August 31, 2019 - $113), with $245 recorded as share-based compensation (August 31, 2019, $63) and $142 recorded as director fees (August 31, 2019, $50).  At August 31, 2020, 575,070 DSUs have been issued with 93,928 having been cancelled during the year.  163,220 DSU's had vested as at August 31, 2020.

(e) Restricted Share Units

The Company has established an RSU plan for certain employees of the Company.  Each RSU has the same value as one Company common share.  RSU's vest over a three year period.

The RSU liability at August 31, 2020 was $447.  During the year ended August 31, 2020 an expense of $343 was recorded ($292 expensed and $51 capitalized) in relation to the outstanding RSUs, (August 31, 2019 $102, $86 expensed, $15 capitalized).  At August 31, 2020, 393,897 RSU's have been issued with 74,473 vested.  Subsequent to year end a total of 42,629 vested RSUs have been redeemed by holders.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

9. WARRANT DERIVATIVE

The exercise price of the Company's outstanding warrants was denominated in US Dollars; however, the functional currency of PTM Canada (the warrant issuer) is the Canadian Dollar.  The warrants were required to be recognized and measured at fair value at each reporting period.  Any changes in fair value from period to period were recorded as non-cash gain or loss in the consolidated statement of loss and comprehensive loss.

The warrants were issued May 15, 2018 and were initially valued using the residual value method.  An initial valuation of $1,171 was attributed to the warrants, which included $157 of unit issuance costs being attributed to the value of the warrants.  As the warrants were publicly traded on the TSX, the value of the warrants at each period was estimated by using the warrant TSX closing price on the last day of trading in the applicable period.  The warrants expired November 22, 2019 with a $Nil value.  The $3,046 value attributed to the remaining warrants, which expired, was recognized as a gain during the year ended August 31, 2020 (August 31, 2019 - $2,605 loss).  When combined with the gain on the embedded derivatives in the Convertible Notes (see Note 7) this results in a gain of $3,203 on derivatives.

10. NON-CONTROLLING INTEREST

The table below shows details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

Company	Proportion of ownership and voting rights held by non-controlling interests		Loss allocated to non-controlling interests		Accumulated non-controlling interests
	2020	2019	2020	2019	2020	2019
Mnombo Wethu Consultants (Pty) Limited	50.1%	50.1%	-	-	7,064	6,889
Waterberg JV Co1	63.05%	63.05%	-	-	9,062	8,562
				Total	16,126	$ 15,451

1Includes the 26% owned by Mnombo

11. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows:

(a) During the year ended August 31, 2020 $313 ($326 - August 31, 2019) was paid or accrued to independent directors for directors' fees and services.

(b) During the year ended August 31, 2020, the Company paid or accrued payments of $54 ($54 - August 31, 2019) from West Vault Mining Inc. ("West Vault" formerly West Kirkland Mining Inc.), a company with two directors in common, for accounting and administrative services.  All amounts due from West Kirkland have been paid subsequent to year end.

(c) In fiscal 2018, the Company closed a private placement with Deepkloof whereby HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors.  In February, August and December 2019, then in June and October 2020 through private placements Deepkloof subscribed for 2,141,942, 6,940,000, 612,931, 500,000 and 1,146,790 shares respectively.  At August 31, 2020 HCI's total ownership interest was approximately 31.33%.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

Key Management Compensation

The remuneration the CEO, CFO and other key management personnel and the directors during the years ended August 31, 2020 to 2018 is as follows:

Year ended	August 31, 2020	August 31, 2019	August 31, 2018
Salaries	$916	$927	$963
Directors fees	261	171	184
Share-based payments - management	907	393	13
Share-based payments - directors	52	155	12
Total	$2,136	$1,646	$1,172

12. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $313 to March 2022.

Contractor payments are based on approximate costs to complete services remaining at Waterberg.

From year end the Company's aggregate commitments are as follows:

Payments Due By Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$ 103	$ 168	$ 42	$ -	$ 313
Convertible Note	1,374	21,364	-	-	22,738
Sprott Facility (Note 6)	22,726	-	-	-	22,726
Totals	$ 24,203	$ 21,532	$ 42	$ -	$ 45,777

Africa Wide Legal Action

In April 2018 the Company completed a transaction whereby Maseve Investments 11 (Pty) Ltd. ("Maseve") was acquired (the "Maseve Sale Transaction") by Royal Bafokeng Platinum Ltd. ("RBPlats").  Maseve owned and operated the Maseve Mine.  In September 2018 the Company reported receipt of a summons issued by Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") whereby Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction. Africa Wide held 17.1% of the shares in Maseve prior to completion of the Maseve Sale Transaction.  Africa Wide is seeking, at this late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction.  RBPlats consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings.  The Company has received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

Tax Audit South Africa

For the 2014, 2015 and 2016 fiscal years, PTM RSA claimed unrealized foreign exchange losses as income tax deductions in its South African corporate tax returns in the amount of Rand 1.4 billion.  The exchange losses emanate from a Canadian dollar denominated shareholder loan advanced to PTM RSA.  Under applicable South African tax legislation, exchange losses can be claimed if the shareholder loan is a current liability as determined by IFRS.  For the years in question, the intercompany debt was classified as current in PTM RSA's stand alone audited financial statements.

During 2018, the South African Revenue Service ("SARS") conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018 proposing that the exchange losses be disallowed on the basis that the shareholder loan was not a current liability.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

The Company and its advisors responded to SARS during 2019 and refuted the issues raised.

On June 30, 2020 the Company received a letter from SARS reporting the finalization of the above income tax audit with no reassessment or adjustment to the Company's tax returns for the three years audited.

Brokerage Fees Payable

There were certain deferred brokerage fees related to the Maseve Sale Transaction and the Implats Transaction that became payable as soon as practicable after the Company repaid a $40 million secured loan facility due to LMM (the "LMM Facility").  The outstanding fee amount payable of $2,890 was reclassified to current liabilities after repayment of the LMM Facility on August 21, 2019.  Subsequent to year end an amount of $1.4 million was paid against the outstanding fee amount payable, reducing the aggregate balance due to $1.5 million.

13. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Year ended	August 31, 2020	August 31, 2019		August 31, 2018

Amounts receivable, prepaid expenses and other assets	$234	$195		$(42)
Accounts payable and other liabilities	(973)	(697	1)	251
	$(739)	$(502)		$209

1Prior year reclassification: An amount of $112 has been reclassified from Accounts payable and other liabilities for the year ended August 31, 2019.  The classification was made to present DSU’s as a separate line to conform with the current year presentation.

Other Items:
Capitalized stock option expense	$175	$108	$3

14. SEGMENTED REPORTING

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

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At August 31, 2020	Assets	Liabilities

Canada	$2,101	$40,922
South Africa	35,314	636
	$37,415	$41,558

At August 31, 2019	Assets	Liabilities

Canada	$4,983	$39,278
South Africa	38,680	5,542
	$43,663	$44,820

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

Comprehensive Loss for the year ended	August 31, 2020	August 31, 2019

Canada	$10,681	$16,471
South Africa	934	200
	$11,615	$16,671

15. GENERAL AND ADMINISTRATIVE EXPENSES

GENERAL AND ADMINISTRATIVE EXPENSES	Year Ending August 31, 2020	Year Ending August 31, 2019
Salaries and benefits	$1,407	$1,423
Professional/consulting fees	960	1,230
Shareholder relations	284	173
Insurance	241	193
Regulatory Fees	214	214
Travel	174	323
Depreciation	177	235
Asset Impairment	-	344
Equipment rental and storage	-	342
Other	269	200
Total	$3,726	$4,677

16. CAPITAL RISK MANAGEMENT

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

As at August 31, 2020, the Company is subject to externally imposed capital requirements under the Sprott Facility.  Please see Note 6 for further details.

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

(i) Cash

In order to manage credit and liquidity risk the Company holds cash only with Canadian chartered and South African banks.

(ii) Performance Bonds

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

(c) Currency risk

The Company's functional currency is the Canadian dollar, while the consolidated presentation currency is the United States Dollar.  The functional currency of all South African subsidiaries is the Rand, while the functional currency of Lion Battery Technology Inc. is the US Dollar.  The Company's operations are in both Canada and South Africa; therefore, the Company's results are impacted by fluctuations in the value of foreign currencies in relation to the Rand and Canadian and United States dollars.  The Company's significant foreign currency exposures on financial instruments comprise cash, loans payable, warrants, convertible notes, accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Year ended	August 31, 2020	August 31, 2019

Cash (Rand)	$100	$1,204
Cash (USD)	1,189	3,708
Accounts receivable (Rand)	140	436
Accounts payable (Rand)	636	2,767
Loan Payable (USD)	19,337	18,785
Convertible Note (USD)	17,212	16,075

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

The Company's comprehensive loss is affected by changes in the exchange rate between its operating currencies and the United States dollar.  At August 31, 2020, based on this exposure a 10% strengthening/weakening in the United States dollar versus Rand foreign exchange rate and Canadian dollar would give rise to a decrease/increase in comprehensive loss for the year presented of approximately $3.5 million, (August 31, 2019 - $3.4 million).

(d)  Interest rate risk

The Company's interest income earned on cash and on short term investments is exposed to interest rate risk. At August 31, 2020, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the net loss for the year of approximately $12.

At August 31, 2020, the carrying amounts of cash, amounts receivable, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

18. INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

	2020	2019	2018

Loss before income taxes	$7,056	$16,670	$40,024

Income tax recovery at statutory rates	(1,905)	(4,503)	(10,941)
Difference of foreign tax rates	(8)	(2)	(231)
Non-deductible expenses and non-taxable portion of capital gains	(216)	1,316	358
Changes in unrecognized deferred tax assets and other	2,201	3,295	10,814
Income tax expense (recovery)	72	106	-

Income tax expense (recovery) consists of:
Current income taxes	$-	$-	$-
Deferred income taxes	72	106	-
	$72	$106	$-

The gross movement on the net deferred income tax account is as follows:
	2020	2019	2018
Deferred tax liability at the beginning of the year	$-	$-	$-
Tax (expense) relating to the loss from continuing operations	(72)	(106)	(15,527)
Tax recovery relating to components of other comprehensive loss	72	106	-
Tax recovery recorded in deficit	-	-	15,527
Deferred tax liability at the end of the year	$-	$-	$-

The significant components of the Company's net deferred income tax liabilities are as follows:
	2020	2019	2018
Convertible notes	$(661)	$(1,024)	$-
Loans payable	(247)	(339)	-
Mineral properties	(2,221)	(2,354)	(2,434)
Loss carry-forwards	3,129	3,717	2,434
	$-	$-	$-

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars except share and per share data)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits are attributed to the following:
		2020	2019	2018
Tax Losses:
Operating loss carry-forwards - Canada		$137,029	$125,851	$106,058
Operating loss carry-forwards - South Africa		100,409	28,925	23,026
Net capital loss carry-forwards		-	204	621
	$		$154,980	$129,705
Temporary Differences:
Mineral properties		$7,672	$7,526	$7,664
Financing Costs		7,539	13,357	18,831
Property, plant and equipment		697	807	735
Other		603	381	254
		$16,511	$22,071	$27,484

Investment Tax Credits:		$318	$312	$318

The Company's Canadian operating loss carry-forwards expire between 2026 and 2040.  The Company's South African operating loss carry-forwards do not expire.  The Company's Canadian unused investment tax credit carry-forwards expire between 2029 and 2035. The Company's Canadian net capital loss carry-forwards do not expire.

19. SUBSEQUENT EVENTS

  On September 4, 2020 the Company announced it had entered into an equity distribution agreement (“ATM”) with BMO Capital Markets.  Under the sales agreement the Company may sell its common shares from time to time for up to $12 million in aggregate sales proceeds in “at the market” transactions. At the conclusion of the trading day on November 24th the Company had sold 4,617,177 common shares at an average price of $2.16 for gross proceeds of $10 million pursuant to the ATM.

  On October 15, 2020 the Company announced it had closed a non-brokered private placement with HCI.  An aggregate of 1,146,790 shares were issued for US$2.18 per share resulting in gross proceeds of $2.5 million to the Company.  Closing the private placement allowed the HCI to maintain a greater than 31% interest in the Company.

ITEM 19. EXHIBITS

See "EXHIBIT INDEX", below.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PLATINUM GROUP METALS LTD. (Registrant)

Date: November 25, 2020	By:	/s/ Frank R. Hallam
Frank R. Hallam
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of the Company, as amended and consolidated on February 27, 2014 (incorporated by reference to Exhibit 1.1 to the Form 20-F filed by the Company on December 29, 2017)
2.1	Description of Common Share Rights included under Item 10.B of this Form 20-F)
4.1	Share Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on March 6, 2020)
4.2	Sprott Credit Agreement dated August 15, 2019 incorporated by reference to Exhibit 4.2 to the Form 20-F filed by the Company on November 26, 2019
4.3	Convertible Notes Indenture dated June 30, 2017 (incorporated by reference to Exhibit 99.1 to the Form 6-K as filed by the Company on July 5, 2017)
4.4	Supplement No. 1 to Convertible Notes Indenture dated January 31, 2018 (incorporated by reference to Exhibit 4.12 to the Form 20-F filed by the Company on November 30, 2018)
4.5	Equity Distribution Agreement incorporated by reference to Exhibit 99.1 to the Form 6-K as filed by the Company on September 4, 2020
4.6	Credit Agreement Modification Agreement dated September 8, 2020
8.1	List of Subsidiaries (included under Item 4.C. of this Form 20-F)
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
15.1	Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated effective September 4, 2019 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on October 8, 2019)
15.2	Consent of PricewaterhouseCoopers LLP
15.3	Consent of Gordon I. Cunningham
15.4	Consent of Charles J. Muller
15.5	Consent of Michael Murphy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase