Form 20-F/A
period 2020-08-31
PLATINUM GROUP METALS LTD
filed 2021-02-02
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  64,095,073 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐    No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐    No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                            ☐

iii

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
Yes ☐    No ☑

EXPLANATORY NOTE

This amendment (this "Amendment") is being filed to amend our Annual Report on Form 20-F for the fiscal year ended August 31, 2020 filed with the Securities and Exchange Commission ("SEC") on November 25, 2020 (the "Annual Report"), to amend Item 19. Exhibits to include Exhibit 4.7, which was previously filed (as Exhibit 99.1 to the Form 6-K filed by the Company on May 14, 2018) but was inadvertently omitted from the Exhibit List for the Annual Report.

The Annual Report, as amended, speaks as of the original filing date and has not been modified or updated to reflect events occurring or items discovered after the original filing date of the Annual Report. The Annual Report, as amended, should be read in conjunction with the Company's filings made with the SEC subsequent to the original filing date of the Annual Report.

ITEM 19. EXHIBITS

See "EXHIBIT INDEX", below.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of the Company, as amended and consolidated on February 27, 2014 (incorporated by reference to Exhibit 1.1 to the Form 20-F filed by the Company on December 29, 2017)

2.1	Description of Common Share Rights included under Item 10.B of this Form 20-F (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

4.1	Share Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on March 6, 2020)

4.2	Sprott Credit Agreement dated August 15, 2019 (incorporated by reference to Exhibit 4.2 to the Form 20-F filed by the Company on November 26, 2019)

4.3	Convertible Notes Indenture dated June 30, 2017 (incorporated by reference to Exhibit 99.1 to the Form 6-K as filed by the Company on July 5, 2017)

4.4	Supplement No. 1 to Convertible Notes Indenture dated January 31, 2018 (incorporated by reference to Exhibit 4.12 to the Form 20-F filed by the Company on November 30, 2018)

4.5	Equity Distribution Agreement (incorporated by reference to Exhibit 99.1 to the Form 6-K as filed by the Company on September 4, 2020)

4.6	Credit Agreement Modification Agreement dated September 8, 2020 (incorporated by reference to Exhibit 4.6 to the Form 20-F filed by the Company on November 25, 2020)

4.7	HCI Amended and Restated Subscription Agreement dated May 10, 2018 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on May 14, 2018)

8.1	List of Subsidiaries (included under Item 4.C. of this Form 20-F) (incorporated by reference to the Form 20-F filed by the Company on November 25, 2020)

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

13.2	Certification of Chief Financial Officer (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

15.1	Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated effective September 4, 2019 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on October 8, 2019)

15.2	Consent of PricewaterhouseCoopers LLP (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

15.3	Consent of Gordon I. Cunningham (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

15.4	Consent of Charles J. Muller (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

15.5	Consent of Michael Murphy (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

101.DEF	XBRL Taxonomy Extension Definition Linkbase (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

101.LAB	XBRL Taxonomy Extension Label Linkbase (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (incorporated by reference to the same exhibit to the Form 20-F filed by the Company on November 25, 2020)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PLATINUM GROUP METALS LTD. (Registrant)

Date: February 2, 2021	By:	/s/ Frank R. Hallam
Frank R. Hallam
Chief Financial Officer