Form 20-F
period 2021-08-31
PLATINUM GROUP METALS LTD
filed 2021-11-24
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2021

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

Vancouver , British Columbia

Canada V6E 4A6
(Address of principal executive offices)

Frank R. Hallam

Telephone: (604) 899-5450

Facsimile: (604) 484-4710

Platinum Group Metals Ltd.

Suite 838 - 1100 Melville Street

Vancouver, British Columbia

Canada V6E 4A6
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Common Shares, no par value	PLG	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 75,189,717 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                     ☒

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
Yes ☐   No ☒

iii

INTRODUCTION

The information contained in this annual report on Form 20-F for the year ended August 31, 2021 (the "Annual Report") of Platinum Group Metals Ltd. (the "Company" or "Platinum Group") is current as of November 24, 2021, except where a different date is specified.

Financial information is presented in accordance with International Financial Reporting Standards ("IFRS"), as issued by International Accounting Standards Board ("IASB"), applicable to the preparation of financial statements and in accordance with accounting policies based on IFRS standards and International Financial Reporting Interpretations Committee  interpretations.

For further information please refer to Note 2 to the accompanying consolidated financial statements.

Currency and Foreign Exchange Rates

All monetary amounts set forth in this Annual Report are expressed in United States dollars ("U.S. Dollars" or "USD" or "$" or "US$"), except where otherwise indicated.  The Company's functional currency is the Canadian dollar ("Canadian Dollar" or "CDN" or "C$" or "CAD") and is reported in a USD presentation currency.  The Company's South African subsidiaries use the South African Rand ("Rand" or "R" or "ZAR") as a functional currency.

The following table sets forth the rate of exchange for the USD expressed in CAD in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the posted Bank of Canada exchange rates.

U.S. Dollars as expressed in Canadian Dollars	Year Ended August 31,
	2021	2020	2019
Rate at end of period	$1.2617	$1.3042	$1.3295
Average rate for period	$1.2688	$1.3458	$1.3255
High for period	$1.3396	$1.4496	$1.3642
Low for period	$1.2040	$1.2970	$1.2803

The daily average exchange rate on November 19, 2021 as reported by the Bank of Canada for the conversion of USD into CDN was $1.00 equals C$1.2639.

The following table sets forth the rate of exchange for the USD expressed in Rand in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the posted rates by The Federal Reserve of New York.

South African Rand as expressed in U.S. Dollars	Year Ended August 31,
	2021	2020	2019
Rate at end of period	R14.5075	R16.8916	R15.1925
Average rate for period	R15.0013	R16.0676	R14.3372
High for period	R17.1875	R19.26367	R15.4725
Low for period	R13.4500	R14.0020	R13.285

The daily average exchange rate on November 19, 2021 as reported by the Federal Reserve of New York for the conversion of USD into Rand was $1.00 equals Rand 1570.75.

Share Consolidations

On January 28, 2016, the Company's common shares ("Common Shares" or "shares of Common Stock") were consolidated on the basis of one new share for ten old shares (1:10) (the "2016 Share Consolidation").

On December 13, 2018, the Common Shares were further consolidated on the basis of one new share for ten old shares (1:10) (the "2018 Share Consolidation", and together with the 2016 Share Consolidation, the "Consolidations").  The purpose of the Consolidations was to increase the Common Share price to be in compliance with the NYSE American's (defined below) low selling price requirement.

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

• the projections set forth or incorporated into, or derived from, the Waterberg DFS (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Complex in South Africa (the "Bushveld Complex"), approximately 85 km north of the town of Mokopane;

• the Company's expectations with respect to the outcome of the Appeals (defined below) filed against the regulator's decision to grant the mining right for the Waterberg Project (the "Waterberg Mining Right") and the outcome of a review application to set aside a decision by the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the group's appeal against the grant of an Environmental Authorization for the Waterberg Project;

• the negotiation and execution of long term access agreements, on reasonable terms, with communities recognized as titled landowners of three farms where surface and underground mine infrastructure is planned, and rezoning for mining use;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• compliance with the terms and conditions of our credit agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott");

• the impacts of COVID-19 on our operations;

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

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation;

• mineral reserves and mineral resource estimates; and

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

• the Company's $20.0 million initial principal secured credit facility, as amended, (the "2019 Sprott Facility") (which has an outstanding principal balance of $3.6 million as of the date of this Annual Report)  with Sprott and the other lenders party thereto (the "Sprott Lenders") is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited, the Company's wholly owned subsidiary located in South Africa ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") and Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"); to the Sprott Lenders under the 2019 Sprott Facility, which potentially could result in the loss of our interest in PTM RSA and the Waterberg Project, in the event of a default under the 2019 Sprott Facility or any new secured indebtedness;

• the Company's history of losses and expectations that will continue to incur losses;

• the Company's negative cash flow;

• the Company's ability to continue as a going concern;

• uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of COVID-19 on the Company;

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

• Implats or another third party may not enter into contractual smelting and/or refining arrangements with Waterberg JV Co. on favorable terms, or at all;

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against the Company, including the current litigation brought by Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide"), the former 17.1% shareholder of Maseve Investments 11 Proprietary Limited ("Maseve"), the Appeals (defined below) brought by persons from certain host communities against the grant of the Waterberg Mining Right, a review application brought by a host community against the decision of the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") not to condone the late filing of an appeal against the Environmental Authorization granted to Waterberg JV Co and an application for an urgent injunction to halt early works by Waterberg JV Co. (the "Environmental Authorization") pending the outcomes of the various appeals and reviews;

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

• property, zoning and mineral title risks including defective title to mineral claims or property;

• changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire the necessary infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental and water use licences;

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

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 (the "Mining Charter 2018");

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

• a change in community relations;

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

On October 31, 2018, the SEC adopted a final rule ("New Final Rule") that replaces Industry Guide 7 with subpart 1300 of Regulation S-K and new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards, including NI 43-101.  The Company is not currently required to, nor does it, comply with the New Final Rule.

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

A "feasibility study" is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A "preliminary feasibility study" or "pre-feasibility study" is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the applicable mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, governmental and other relevant operational factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. "Cutoff grade" means (a) in respect of mineral resources, the lowest grade below which the mineralized rock currently cannot reasonably be expected to be economically extracted, and (b) in respect of mineral reserves, the lowest grade below which the mineralized rock currently cannot be economically extracted as demonstrated by either a preliminary feasibility study or a feasibility study. Cutoff grades vary between deposits depending upon the amenability of ore to mineral extraction and upon costs of production and metal prices.

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

"Au" refers to gold.

"cm" is an abbreviation for centimetres.

"Cu" refers to copper.

"deposit" is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

"diamond drill" is a type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

"exploration stage" refers to the stage where a company is engaged in the search for minerals deposits (reserves) which are not in either the development or production stage.

"fault" is a fracture or break in a rock across which there has been displacement.

"felsites" refers to an igneous rock that contains a group of light colored silicate minerals, including feldspar, feldspathoid, quartz, and muscovite

"fracture" is a break in a rock, usually along flat surfaces.

"gabbro" is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

"grade" is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Ni, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

"g/t" refers to grams per tonne.

"ha" is an abbreviation for hectare.

"harzburgite" is a variety of peridotite consisting mostly of the two minerals, olivine and low calcium (Ca) pyroxene (enstatite).  It commonly contains a few percent chromium rich spinel as an accessory mineral.

"hectare" is an area totaling 10,000 square metres or 100 metres by 100 metres.

"intrusive" is a rock mass formed below earth's surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

"km" is an abbreviation for kilometre.

"kriging" is the numerical modeling by applying statistics to resource calculations (or other earth sciences problems).  The method recognizes that samples are not independent and that spatial continuity between samples exists.

"m" is an abbreviation for metres.

"mafic" is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

"magmatic" means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth's crust.

"mineralization" refers to minerals of value occurring in rocks.

"ML/day" refers to megalitre/day.

"Mt" is an abbreviation for million tonnes.

"MVA" refers to megavolt ampere.

"Ni" is an abbreviation for nickel.

"olivine" is a mineral silicate of iron and magnesium, principally (Mg, Fe)2SiO4, found in igneous and metamorphic rocks and used as a structural material in refractories and in cements.

"outcrop" refers to an exposure of rock at the earth's surface.

"Pd" refers to palladium.

"pegmatoid" is an igneous rock that has the coarse grained texture of a pegmatite but that lacks graphic intergrowths or typically granitic composition.

"PGM" refers to platinum group metals in accordance with the periodic table of elements, including platinum, palladium, rhodium and gold.

"plagioclase" is a form of feldspar consisting of aluminosilicates of sodium and/or calcium, common in igneous rocks and typically white.

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

"stope" is an underground excavation from which ore has been extracted.

"tailings" is the material that remains after all metals considered economic have been removed from ore during milling.

"tonne" refers to a metric tonne having a weight of 1,000 kilograms or 2,205 pounds.

"troctolite" is a gabbro made up mainly of olivine and calcic plagioclase, often having a spotted appearance likened to a trout's back.

"UG2" refers to Upper Group 2 Chromitite Layer or Reef.

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

A. [Reserved]

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

Risks Relating to the Company

The Company may be unable to generate sufficient cash to service and pay its debt or otherwise comply with the terms of its debt, the terms of the agreements governing the Company's debt may restrict its current or future operations and the indebtedness may adversely affect the Company's financial condition and results of operations.

The Company's ability to make scheduled payments on its indebtedness, including the payment of the remaining principal and interest on the Company's Notes due July 1, 2022 and the 2019 Sprott Facility due August 14, 2022, will depend on its ability to raise additional funding by way of debt or equity offerings. It will also depend on the Company's financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company's additional funding, cash flows and capital resources are insufficient to service and pay its debt obligations, or if any necessary extensions or waivers the Company's lenders are not available, the Company could face substantial liquidity problems. This could also force the Company to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all. Additionally, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

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

The Indenture (defined below) governing the Notes also includes restrictive covenants, including, without limitation, covenants restricting the incurrence of indebtedness and the use of proceeds from asset sales. As a result of these and other restrictions, the Company:

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

The Company does not have any source of operating revenues. The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration and development on the Waterberg Project, as well as for general working capital purposes and compliance with, and repayment of, its existing indebtedness. The Company can give no assurance that financing will be available to it or, if it is available, that it will be offered on acceptable terms. Any failure to timely complete any required financing may result in a default under the 2019 Sprott Facility and the Notes. Unforeseen increases or acceleration of expenses and other obligations could require additional capital as of an earlier date. If additional financing is raised by the issuance of Company equity securities, control of the Company may change, security holders will suffer additional dilution and the price of the Common Shares may decrease. If additional financing is raised through the issuance of indebtedness, the Company will require additional financing in order to repay such indebtedness. Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of its properties or even a loss of property interests.

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

The Company has had negative operating cash flow in recent financial years and, as at August 31, 2021, we held  cash and cash equivalents of $6.3 million and had a working capital deficit of $23.6 million. Our historical average monthly burn rate for general and administrative costs over the twelve month period ended August 31, 2021 was approximately $0.4 million. We currently have limited financial resources and no sources of operating revenues and as a result will be required to fund our working capital deficit, operating expenses and other expenses through financing. The Company's ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company's ability to advance the Waterberg Project into production. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. The 2019 Sprott Facility requires that the Company maintain consolidated cash and cash equivalents of at least $1.0 million and working capital (as defined in the Sprott Facility) in excess of $500,000. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those obtained previously. The Company may be required to raise additional funds through the issuance of additional equity or debt securities to satisfy the minimum cash balance requirements under the 2019 Sprott Facility. Additionally, the Company is required to make interest payments on the Notes twice per year. The Company's ability to make these interest payments in Common Shares is limited by the terms of the Indenture (defined below), and the Company may be required to make a portion or all of these interest payments in cash. The 2019 Sprott Facility provides that 50% of the proceeds of such financings are required to be paid to the Sprott Lenders in partial repayment of the 2019 Sprott Facility. The 2019 Sprott Facility and the Notes mature in 2022. There can be no assurance that additional debt or equity financing or other types of financing will be available as needed or that these financings will be on terms at least as favorable to us as those obtained previously.

The Company may not be able to continue as a going concern.

The Company has limited financial resources. The Company's ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves and successfully establishing profitable production of such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company's ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company's estimates. The amounts attributed to the Company's exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. The Company has suffered recurring losses from operations and significant amounts of debt payable without any current source of operating income. Also, as at August 31, 2021, the Company had a net capital deficiency of $23.6 million that raised substantial doubt about its ability to continue as a going concern.

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

In December 2019, a novel strain of coronavirus known as SARS-CoV-2 which is responsible for the disease known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company and cannot be predicted with certainty.

COVID-19 and the related measures taken by government have had and may continue to have an adverse impact on many aspects of the Company’s business including, employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company’s ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

With effect from March 26, 2020, the Government of South Africa ordered a hard national lockdown until April 21, 2020, where all residents of South Africa could only leave their residence under strictly controlled circumstances (e.g. to buy food, seek medical assistance) in order to address the COVID-19 pandemic.   The hard lockdown was thereafter extended to April 30, 2020. Currently, South Africa is under a phased risk-alert lockdown process, with Level 5 being the hard, drastic lockdown that was imposed during April 2020 and Level 1 being a return to normalcy, but retaining the use of masks, sanitizers, and social distancing. Level 1 was re-implemented on September 21, 2020. The relaxation of the hard lockdown resulted in the number of infections increasing and accelerating in South Africa. In response the Government moved South Africa from Level 1 to an adjusted Level 3 lockdown on December 29, 2020, with further Level 3 adjustments made on January 11, 2020.   On March 1, 2021, South Africa moved to an adjusted Level 1 as a result of significant reductions in new infections.   On May 31, 2021, the country was moved from adjusted level 1 to an adjusted alert level 2, due to a third wave of infections.   On June 15, 2021, the country was moved to alert level 3.   On June 28, 2021, the country was moved to adjusted level 4, with the Delta variant fast becoming the dominant strain in the country.   The Company cannot provide any assurances that governments in Canada or South Africa will not implement measures that result in suspension or reduction of development operations at Waterberg or other projects the Company is involved in.

In addition, the actual or threatened spread of COVID-19 globally, and responses of governments and others to such actual or threatened spread, could also have a material adverse effect on the global economy, could continue to negatively affect financial markets, including the price of palladium and platinum and the trading price of the Company’s shares, could adversely affect the Company’s ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive. Furthermore, with regard to the Company, the COVID-19 pandemic and the measures implemented for the prevention, mitigation and management thereof may result in delays in the grant of a water use licence or other authorisations and permits required for the Waterberg Project by reason of regulatory officials not being available, the restriction on the movement of persons to conduct inspections and site visits and the inability to meet with community consultative forums.

The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The ongoing global COVID-19 pandemic has caused and continues to cause significant loss of life and has resulted in curtailment of economic activities across the world as local administrations and governments seek to limit spread of the disease, including through lockdown policies, restriction on business activities and business shutdowns. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, fluctuations in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of a global recession. As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If a significant portion of our workforce becomes unable to work or travel to the Company's operations due to illness or state, federal or provincial government restrictions (including travel restrictions and "shelter-in-place" and similar orders restricting certain activities that may be issued or extended by authorities), the Company may be forced to reduce or suspend exploration activities and/or development projects which may impact liquidity and financial results.  In response to COVID-19, most of our employees have been asked at times to work from home.  We do employ cybersecurity measures; however, these security control mechanisms may not always be successful.

Because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of the pandemic on the Company's business. However, these effects could have a material impact on the Company's operations, and the Company will continue to monitor the COVID-19 pandemic situation closely.

Pandemics and public health crises, such as COVID-19, may affect the geographies where our operations are located and those where PGMs are marketed and consumed, thereby having an adverse impact on our business, including the following:

  Travel restrictions in connection with COVID-19 may negatively impact our employees' ability to travel as required to complete their duties to the Company;

  Political and economic factors may be negatively affected by the COVID-19 pandemic, which may in term negatively impact the Company's business; and

  Global market conditions caused by the COVID-19 pandemic may affect the rate of consumer spending, which could adversely affect the market price and outlook for PGMs, resulting in a negative affect to our overall financial performance.

To date, our operations have not been negatively affected in a material way by the COVID-19 pandemic.  However, there is no assurance that this will remain true in the future and the Company's business and financial position may be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control.

The COVID-19 pandemic continues to evolve as countries are facing new waves of outbreaks. The ultimate extent to which the pandemic impacts our business, liquidity, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted at this time, including the delivery and effectiveness of vaccines, future mutations of the COVID-19 virus and any resulting impact on the effectiveness of vaccines, the duration and extent of the pandemic and waves of infection, travel restrictions and social distancing, the duration and extent of business closures and business disruptions and the effectiveness of actions taken to contain, treat and prevent the disease. If we are not able to respond to and manage the impact of such events effectively, our business or the price of our equity shares may be adversely impacted.

To the extent the COVID-19 pandemic adversely affects the Company's business and financial results as discussed above, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

The Company is subject to the risk of fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar.

The Company may be adversely affected by foreign currency fluctuations. Effective September 1, 2015, the Company adopted U.S. Dollars as the currency for the presentation of its financial statements. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian Dollars or U.S. Dollars. In the normal course of business, the Company enters into transactions for the purchase of supplies and services primarily denominated in Rand or Canadian Dollars. The Company also has assets, cash and liabilities denominated in Rand, Canadian Dollars and U.S. Dollars. Several of the Company's options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in Rand. Settlement of sales of minerals from the Company's projects, once commercial production commences, will be in Rand, and will be converted to U.S. Dollars. Fluctuations in the exchange rates between the U.S. Dollar and the Rand or Canadian Dollar may have a material adverse effect on the Company's financial results.

In addition, South Africa has in the past experienced double-digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company's costs in Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company's ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company's business, financial condition and results of operations. Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian Dollar or U.S. Dollar. The South African government's response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company's costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

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

The Company has obtained no formal determination from the SEC as to its status under the Investment Company Act, but the Company may in the future determine that it is necessary or desirable to seek an exemptive order from the SEC that it is not deemed to be an investment company. There can be no assurance that the SEC would agree with the Company that it is not an investment company, and the SEC may make a contrary determination with respect to the Company's status as an investment company. If an SEC exemptive order were unavailable, the Company may be required to liquidate or dispose of certain assets, including its interests in Waterberg JV Co., or otherwise alter its business plans or activities.

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

The Company's only material mineral property is the Waterberg Project, which is comprised of two adjacent project areas formerly known as the Waterberg Joint Venture Project, which was created in 2009 as a joint venture between the Company, the Japan Oil, Gas and Metals National Corporation ("JOGMEC") and Mnombo (the "Waterberg Joint Venture Project"), and the Waterberg Extension Project, which was created in 2009 as a joint venture between the Company and Mnombo (the "Waterberg Extension Project"). The Company agreed in the Mnombo shareholders' agreement to fund Mnombo's pro rata share of costs for the original Waterberg Joint Venture Project area through the completion of a definitive feasibility study ("DFS") for the Waterberg Project.  The Company announced the positive results of the DFS on September 24, 2019 and filed a related NI 43-101 technical report on October 7, 2019. The shareholders of Waterberg JV Co. formally approved the DFS on December 5, 2019.  Mnombo is responsible to fund its proportionate share of costs for the Waterberg Extension Project area.  The ability of Mnombo to repay the Company for advances and accrued interest as at August 31, 2021 of approximately R 100.4 million (approximately $6.9 million as at August 31, 2021) or to fund future investment in the Waterberg Project is uncertain. If the Company fails to fund Mnombo's future capital obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo's interest in the Waterberg Project and require the sale of the diluted interests to another qualified broad-based black economic empowerment ("BEE") entity.

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

If the Company is unable to attract and retain key members of management, the Company's business might be harmed.

The Company's development to date has depended, and in the future, will continue to depend, on the efforts of its senior management including Frank Hallam, a director and Interim President and Chief Executive Officer of the Company; Greg Blair, Interim Chief Financial Officer and Kris Begic, Vice President Corporate Development of the Company. The Company's future success may also depend on its ability to attract and retain new qualified executives. The Company currently does not, and does not intend to, have key person insurance for its existing senior management. Departures by members of senior management could have a negative impact on the Company's business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team or the inability to attract new qualified executives could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

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

Certain of the Company's officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. Frank Hallam, a director and Interim President and Chief Executive Officer of the Company (1), is also Chief Financial Officer and Corporate Secretary of West Vault Mining Inc. ("WVM"), a public company with mineral exploration properties in Nevada. John A. Copelyn, a director of the Company, is also Chief Executive Officer of Hosken Consolidated Investments Limited ("HCI"), a significant shareholder of the Company and the holder of a diverse group of investments including hotel and leisure, interactive gaming, media and broadcasting, transport, mining, clothing and properties. Diana Walters, non-executive Chairman and a director of the Company, was formerly an executive officer of Liberty Metals & Mining, LLC ("LMM") and is also a director of Atmos Energy Corporation and Trilogy Metals Inc.  Stuart Harshaw, a director of the Company, is also director, president and CEO of Nickel Creek Platinum Corp. and a director of Constantine Metal Resources Ltd. and International Tower Hill Mines Ltd.

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position. The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the board of directors of the Company (the "Board"), any director in a conflict must disclose his interest and abstain from voting on such matter.

The Company is currently subject to litigation and may become subject to additional litigation and other legal proceedings, that may adversely affect the Company's financial condition and results of operations.

All companies may become subject to legal claims, with and without merit. The Company's operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. On September 20, 2018 the Company reported the receipt of a summons issued by Africa Wide, formerly the holder of a 17.1% interest in Maseve, whereby Africa Wide had instituted legal proceedings in South Africa against the Company's wholly owned subsidiary, PTM RSA, Royal Bafokeng Platinum Limited ("RBPlat") and Maseve Sale Transaction (defined below). Africa Wide is seeking to set aside or be paid increased value for, the Maseve Sale Transaction. While the Company believes that the Africa Wide action is factually and legally defective, no assurance can be provided that the Company will prevail in this action. If Africa Wide were successful, it could have a material adverse effect on the Company.

On and following March 5, 2021, the Company received three notices of appeal, filed by individual appellants from local communities, against the January 28, 2021 decision of the DMRE granting the Waterberg Mining Right.  One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the DFFE (the "Environmental Minister") to refuse condonation for the late filing of the group's appeal against the grant of an Environmental Authorization for the Waterberg Mine in November 2020.  Waterberg JV Resources (Pty) (Ltd.) ("Waterberg JV Co.") is opposing the review application as well as the Appeals and believes these are all without merit.

On July 30, 2021, Waterberg JV Co. received an urgent interdict application from a group located near planned surface infrastructure.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and arguing that the application is without merit.  The Applicants have not responded and were obliged to remove their application from the urgent court roll. The application may proceed as a normal High Court application.  Host community Ketting has applied to join as an interested party to the application and another host community submitted a confirmatory affidavit, both communities being in support of the Waterberg Mine.  The Ketting Community joinder application was filed on November 16, 2021 but a time frame for the hearing of the interdict application is uncertain or may never occur.

___________________________________

(1) Frank Hallam was appointed Interim President and Chief Executive Officer of the Company on July 29, 2021, following the resignation of R. Michael Jones as a director and officer of the Company.

The Company believes that all requirements specified under the National Environmental Management Act, the Mineral and Petroleum Resources Development Act and other applicable legislation have been complied with and that the DFFE correctly approved and the DMRE correctly issued the Environmental Authorization.  The Company also believes that the leadership and majority of residents in the host communities support the Waterberg Project.

The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, or equitable remedies such as setting aside the Maseve Sale Transaction, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time.  Appellants may seek the reversal of granted permits, resulting in significant delays and uncertainties.  Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company's management and could force the Company to pay substantial legal fees. There can be no assurance that the resolution of any particular legal proceeding, including the Africa Wide action, will not have an adverse effect on the Company's financial position and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company's reputation.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. The Company's Code of Business Conduct and Ethics (the "Code of Conduct"), among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa.  In March 2014, the Organisation for Economic Cooperation and Development (the "OECD") released its Phase 3 Report on Implementing the OECD Anti-Bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa's economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government.  To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company's reputation. The occurrence of any of these events could have an adverse effect on the Company's business, financial condition and results of operations.

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

The Company's prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. Although Waterberg JV Co. had the exclusive right to apply for and be granted the mining right in regard to the Waterberg Project by reason of its prior holding of the prospecting rights over the project area, a successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company's title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

The Company is subject to significant governmental regulation.

The Company's operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection and land use;

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

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Project, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favorable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company's projects.

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

The Company's current and anticipated future operations, including further exploration, development activities and commencement of commercial production on the Company's properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company's properties are located. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements. The Waterberg Project prospecting rights and the Waterberg Mining Right issued by the Department of Mineral Resources and Energy ("DMRE") are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

In addition, the duration and success of efforts to obtain, amend and renew permits are contingent upon many variables not within the Company's control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies, particularly given the COVID-19 pandemic, could also affect the permitting timeline of the Company's various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the Company's projects.

Information Systems and Cyber Security

The Company's operations depend on information technology ("IT") systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber- attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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

A wide range of factors and principles must be taken into account by the Minister of Mineral Resources and Energy (the "Minister") when considering applications for new order rights. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an environmental authorization, water-use licence and waste management licence and, in the case of prospecting rights, considerations relating to fair competition.  Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDPs in the mining industry. All the Company's current prospecting rights and the Waterberg Mining Right are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter 2018 may be subjective and is dependent upon the views of the DMRE as to whether the Company is in compliance. The Waterberg Social and Labour Plan (defined below), for instance, will contain both quantitative and qualitative goals, targets and commitments relating to the Company's obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company's control.

The Minister has the discretion to cancel or suspend mining rights under Section 47(1) of the MPRDA as a consequence of the Company's non-compliance with the MPRDA, environmental legislation, the terms of its prospecting rights or the terms of the Waterberg Mining Right.

The Section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of Section 6(2)(e)(iii) of the Promotion of Administrative Justice Act, No. 3 of 2000 (the "PAJA") read with Section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken. The Minister must then properly consider the Company's further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under Section 33(1) of the South African Constitution (the "Constitution").

Failure by the Company to meet its obligations in relation to the MPRDA, its prospecting rights or its mining right, could lead to the suspension or cancellation of such rights and the suspension of the Company's other rights, which would have a material adverse effect on the Company's business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDPs in the Company's prospecting and mining operations could adversely affect the Company's ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDPs, including the MPRDA, the Broad-Based Black Economic Empowerment Act, 2003 (the "BEE Act"), and Mining Charter 2018. To ensure that socioeconomic strategies are implemented, the MPRDA provides for the Mining Codes which specify empowerment targets consistent with the objectives of Mining Charter 2018 (the "Mining Codes"). The Mining Charter 2018 Scorecard requires the mining industry's commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement, mine community development and housing and living conditions. For ownership by BEE groups in mining enterprises, the previous mining charter ("Mining Charter 2010") set a 26% target by December 31, 2014.

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

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDP ownership. The Company has partnered with Mnombo in respect to the Waterberg Mining Right and for the prospecting rights.

The Company is satisfied that Mnombo is majority-owned by HDPs. The contractual arrangements between Mnombo, the Company and the HDPs require the HDPs to maintain a minimum level of HDP ownership in Mnombo of more than 50%.  However, if at any time Mnombo becomes a company that is not majority owned by HDPs, the ownership structure relating to the Waterberg Mining Right and the prospecting rights and applications over the Waterberg Project may be deemed not to satisfy HDP requirements.

On September 27, 2018, the Minister announced the implementation, with immediate effect, of Mining Charter 2018.

Mining Charter 2018 sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders. The Mining Charter 2018 no longer applies to prospecting rights. Mining Charter 2018 provides revised ownership structures for mining rights holders. The application of the revised ownership structures depends on whether the holder of the mining right was granted the mining right after September 27, 2018, had an application for a mining right accepted before September 27, 2018 or had an existing mining right that was granted prior to September 27, 2018. Holders of existing mining right who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018 will be recognised as BEE ownership compliant for the duration of the mining right and any period of renewal thereof.  New mining rights holders will be required to have a minimum 30% black person shareholding (which includes African, Coloured and Indian persons who are citizens of the Republic of South Africa or who became citizens of the Republic of South Africa by naturalisation before April 27, 1994, or a juristic person managed and controlled by such persons) (a 4% increase from the previously required 26% under the Mining Charter 2010), which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Applicants for mining rights whose applications have been filed and accepted before September 27, 2018 (as is the position with Waterberg JV Co.) will have a period of five years from the effective date of the right within which to increase their BEE shareholding to 30%. Whether such 30% will be required to reflect the Stipulated Distribution to employees, communities and black entrepreneurs (as defined below) is not clear. The Company holds an opinion from senior counsel advising that such distribution is not required, but such opinion is not a guarantee.

The BEE ownership element of 30% BEE shareholding is ring fenced and requires 100% compliance at all times, other than as set out in Mining Charter 2018. The 30% BEE shareholding for new mining rights must be distributed as to:

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

(ii) a minimum of 5% non-transferable carried interest from the effective date of a mining right, or a minimum 5% equity equivalent benefit; and

(iii) a minimum of 20% shareholding to a BEE entrepreneur, of which 5% must preferably be for women (collectively, the "Stipulated Distribution").

The carried interest of 5% to each of the community and the employees must be issued to them at no cost and free of encumbrance. The costs to the right holder of such issue can be recovered from the development of the mineral asset.

A holder can claim an ownership offset credit for beneficiation on the basis of a DMRE approved "beneficiation equity equivalent plan". However, the baselines for beneficiation are still required to be determined by the Minister.

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

An additional tax is also being raised for Human Resource Development. A right holder will be required to pay 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programs, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

In regard to employment equity, the Mining Charter 2018 sets minimum levels for the participation of black persons on all levels of company management.

Compliance with a mining right holder's mine community development obligations, principally in terms of its approved social and labour plan ("SLP"), is a ring-fenced element of Mining Charter 2018 which requires 100% annual compliance for the duration of the mining right.

Subject to conditions contained in the prospecting rights and the Waterberg Mining Right, the Company may be required to obtain approval from the DMRE prior to undergoing any change in its empowerment status under Mining Charter 2018.  In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of Mining Charter 2018 and other BEE legislation, including failure to retain the requisite level of HDP ownership, the Company may face possible suspension or cancellation of its rights under a process governed by Section 47 of the MPRDA.

In addition, Mining Charter 2018 requires that its provisions be implemented in accordance with Implementation Guidelines, published on December 19, 2018. This creates greater uncertainty in measuring the Company's progress towards, and compliance with, its commitments under Mining Charter 2018 and other BEE legislation.

On March 27, 2019, the Minerals Council South Africa announced that it had launched review proceedings against the Minister to set aside certain provisions of Mining Charter 2018. Essentially the review concerned a requirement in the Mining Charter 2018 that mining firms re-empower themselves in order to renew mining licenses or transfer mining rights, contrary to the so-called 'once empowered, always empowered' principle. Judgment in favour of the Minerals Council South Africa was handed down on September 21, 2021. The court confirmed the 'once empowered, always empowered' principle, confirmed that the Mining Charter 2018 was a policy document and not subordinate legislation and held that a breach of the Mining Charter 2018, of itself, could not result in cancellation of a mining right. The Minister has indicated that he intends to appeal this judgment.

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

Currently, the South African Department of Trade, Industry and Competition is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Generic BEE Codes (defined below), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMRE). The BEE Act (defined below) came into operation on October 24, 2014.  Among other matters, the BEE Amendment Act, through section 3(2), amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provision (defined below) came into effect on October 24, 2015. On October 30, 2015, the South African Minister of Trade, Industry and Competition exempted the DMRE from applying the Trumping Provision for a period of twelve months on the basis that the alignment of Mining Charter 2018 with the BEE Act and the Generic BEE Codes was an ongoing process. The Mining Charter 2018 purports to be aligned with the Generic BEE Codes. The Trumping Provision expired on October 31, 2016 and no new application for exemption was made. Generally speaking, the amended Generic BEE Codes will make BEE-compliance by mining companies more onerous to achieve. The DMRE and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMRE continues to apply the provisions of Mining Charter 2010 and Mining Charter 2018, as applicable, and not the Generic BEE Codes. See Item 4.B. - South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry, and -Mining Charter.

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

The Company has ownership interests in a significant project in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian Dollar or U.S. Dollar. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company's South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption.

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

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the "Royalty Act") effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (EBIT) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the maximum royalty rate is 5% of gross sales. The royalty will be a tax-deductible expense. The royalty becomes payable when the mineral resource is "transferred," which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

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

The Company procures all of the electricity necessary for its operations from ESKOM Holdings Limited, South Africa's state-owned electricity utility ("ESKOM"), and no significant alternative sources of supply are available to it. ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, led to a period of electricity shortages. ESKOM has generally established sufficient capacity to meet South Africa's current requirements but remains severely under-capitalized and wide-spread power cuts or load-shedding are implemented when the electricity grid is under stress. Since 2008, ESKOM has invested heavily in new base load power generation capacity. Its principal new projects, a power station known as Medupi, and a power station known as Kusile, have been subject to delays. The last Medupi unit has been commissioned and in July 2021, ESKOM announced Medupi had achieved commercial operation status, while Kusile is anticipated to be completed in the 2024 - 2025 fiscal year. ESKOM is heavily dependent on coal to fuel its electricity plants. Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to the Company.

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

The Company's subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change. After having published a number of papers on the introduction of a carbon tax, the South African government released the Second Draft Carbon Tax Bill 2017 (the "Carbon Bill") published in December 2017, together with an Explanatory Memorandum in respect of the Carbon Bill (the "Explanatory Memorandum").

On May 26, 2019, the Carbon Bill was signed into law as the Carbon Tax Act, No. 15 of 2019 (the "Carbon Tax Act"), resulting in a carbon tax being implemented on June 1, 2019. See Item 4.B. - Business Overview - Carbon Tax/Climate Change Policies.

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

Under the Mining Charter 2018 there is a greater focus on mine community development. A right holder must meaningfully contribute towards mine community development in keeping with the principles of the social license to operate. A right holder must develop its SLP, in consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, and identify developmental priorities of mine communities. The identified developmental priorities must be contained in the SLP.  See Item 4.B. - South African Regulatory Framework - Mining Charter.

South African foreign exchange controls may limit repatriation of profits.

Since commencing business in South Africa, the Company has loaned or invested approximately CDN$847 million (net of repayments) as at August 31, 2021 into PTM RSA in South Africa. The Company obtained approval from the South African Reserve Bank ("SARB") in advance for its investments into South Africa. Although the Company is not aware of any law or regulation that would prevent the repatriation of funds it has loaned or invested into South Africa back to the Company in Canada, no assurance can be given that the Company will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

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

The South African Minister of Agriculture, Land Reform and Rural Development ("Land Reform Minister") may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Land Claims Act also entitles the Land Reform Minister to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the Constitution - which provide, in general, for just and equitable compensation.

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

The Company has not paid any dividends since incorporation, and it has no plans to pay dividends in the foreseeable future. The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. In addition, the Company's ability to declare and pay dividends may be affected by the South African government's exchange controls. See Item 4.B. - South African Regulatory Framework - Exchange Control.

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

The factors influencing such volatility include macroeconomic developments (including developments with COVID-19) in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares and other securities include the following:

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

The Company may sell equity securities in offerings (including through the sale of debt securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions, debt repayment or other projects. For example, the Company completed private placements of Common Shares in June 2020, October 2020 and December 2020, completed a US at-the-market offering of Common Shares in November 2020 and has conducted a US at-the-market offering since February 2021.

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

The Board has the authority to authorize certain offers and sales of the securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue the securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price.

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

Potential investors in the securities who are U.S. taxpayers should be aware that the Company may be classified as a "passive foreign investment company" or "PFIC" for its current tax year ending August 31, 2022 and may be a PFIC in future tax years.  If the Company is a PFIC for any tax year during a U.S. taxpayer's holding period of the securities, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the securities or any so-called "excess distribution" received on the securities, as ordinary income, and to pay an interest charge on a portion of such gain or excess distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective "qualified electing fund" or "QEF" election (a "QEF Election") under Section 1295 of the Internal Revenue Code of 1986, as amended (the "Code") or a mark-to-market election (a "Mark-to-Market Election") under Section 1296 of the Code. Subject to certain limitations, such elections may be made with respect to shares of Common Stock. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their shares of Common Stock. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the shares of Common Stock over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules." Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the shares of Common Stock.

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

Since its formation, the Company has been engaged in the acquisition, exploration and development of platinum and palladium properties.  PTM currently holds interests in platinum properties in the Northern Limb of the Bushveld Complex. The Company's business is currently conducted primarily in South Africa.

At present, the Company's sole material mineral property is the Waterberg Project. Results of a DFS targeting a large, thick PGM resource with the objective to model a large-scale, fully-mechanized mine was announced by the Company on September 24, 2019. A substantial portion of the Waterberg Project's prospecting area remains unexplored.

In 2019, the Company founded Lion Battery Technologies Inc. ("Lion Battery") in partnership with Anglo American Platinum Limited ("Amplats") to support the use of palladium and platinum in lithium battery applications.

In addition to the information provided below regarding the Company's principal capital expenditures and divestitures during the last three financial years, see Item 5.B. - Liquidity and Capital Resources - Equity Financings for information on use of proceeds from equity financings. No public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares have occurred during the last and current financial year.  The SEC maintains an internet site containing reports, proxy and information regarding issuers that file electronically with the SEC at www.sec.gov.  The Company's internet address is www.platinumgroupmetals.net.

Recent Developments

The following is a summary of the Company's noteworthy developments since September 1, 2020:

September 2020	At-The-Market Offering Sales Agreement

On September 4, 2020, the Company entered into an Equity Distribution Agreement (the "Sales Agreement") with BMO Capital Markets Corp. ("BMO"). Under the Sales Agreement, Platinum Group could sell its Common Shares from time to time for up to $12.0 million in aggregate sales proceeds in "at-the-market" transactions (the "2020 ATM"). No offers or sales of common shares were made in Canada, on or through the facilities of the TSX or other trading markets in Canada, or to anyone known by BMO to be a resident of Canada.

Lion Battery Granted U.S. Patent

On September 14, 2020, the Company reported that the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to Florida International University ("FIU"). Under a sponsored research agreement ("SRA"), Lion Battery has exclusive rights to all technology being developed by FIU including the patents granted. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.

October 2020	Non-Brokered Private Placement

On October 15, 2020, the Company reported the closing of a non-brokered private placement of Common Shares with Major Shareholder HCI, through its subsidiary Deepkloof Limited ("Deepkloof"), at a price of $2.18 each (the "October 2020 Private Placement"). An aggregate of 1,146,790 Common Shares were subscribed for and issued resulting in gross proceeds to the Company of $2.5 million. The October 2020 Private Placement allowed HCI to maintain its interest in the Company at over 31%.

November 2020	At-The-Market Offering Completed

On November 30, 2020, the Company announced the completion of the 2020 ATM with the sale of 5,440,186 Common Shares at an average price of $2.21 for gross proceeds of US $12.0 million. The final sales settled on December 2, 2020. No offers or sales of Common Shares were made in Canada, to anyone known to be a resident of Canada or on or through the facilities of the Toronto Stock Exchange or other trading markets in Canada.

December 2020	Non-Brokered Private Placement

On December 8, 2020, the Company closed a non-brokered private placement of 1,121,076 Common Shares at a price of $2.23 per share (the "December 2020 Private Placement") with HCI through its subsidiary Deepkloof, resulting in gross proceeds to the Company of $2.5 million and allowing HCI to maintain approximately a 31% interest in the Company as they held prior to the 2020 ATM completed by the Company on November 30, 2020, as described above.

Lion Battery Granted Second U.S. Patent

On December 8, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,682,103 B2 entitled "Battery Cathodes for Improved Stability" to FIU. Under the SRA, the patent is licensed to Lion Battery and covers a preparation method using PGM catalysts in carbon materials for use as cathodes in lithium batteries, including lithium-ion, lithium-air, and lithium-sulfur batteries. The new patent broadens protection for US patent 10,734,636 B2.

January 2021	Waterberg Mining Right Granted

On January 28, 2021, the DMRE granted Waterberg JV Co. the Waterberg Mining Right.

February 2021	At-The-Market Offering Sales Agreement

On February 5, 2021, the Company entered into an Equity Distribution Agreement with BMO to sell its Common Shares from time to time for up to $50.0 million in aggregate sales proceeds in "at-the-market" transactions (the "2021 ATM"). For the period ended August 31, 2021, the Company sold 2,502,790 Common Shares at an average price of $4.3754 pursuant to the 2021 ATM for net proceeds of $10.68 million after fees and expenses of $0.27 million. Subsequent to August 31, 2021, as of November 24, 2021, the Company issued an additional 4,433,448 Common Shares at an average price of $2.63 pursuant to the 2021 ATM for net proceeds of $11.4 million after fees and expenses of $0.29 million. No offers or sales of common shares were made in Canada, to anyone known to be a resident of Canada or on or through the facilities of the TSX or other trading markets in Canada.

March 2021	Waterberg Mining Right Notices

On March 5, 2021, the Company received notice of an appeal to the decision by the DMRE granting the Waterberg Mining Right (the "March 2021 Notice"). The notice was filed by a small group of four individual appellants from a local community. Later in April 2021, the Company received notice of two similar appeals (together with the March 2021 Notice, the "Appeals").

April 2021	Waterberg Mining Right Notarially Executed

On April 13, 2021, representatives of the DMRE and Waterberg JV Co. completed a notarial execution of the Waterberg Mining Right.

May 2021	Waterberg Mining Right Notices (cont'd)

In May 2021, the Company also received notice of an application for an order in the High Court to review and set aside the decision by the Environmental Minister to dismiss an application for condonation for the late filing of an appeal against the Environmental Authorization granted for the Waterberg Mine on November 10, 2020 (the "Review"), and in August 2021, received notice that the Mining and Environmental Justice Community Network of South Africa, claiming to be a community networking body, together with a group of residents from certain communities located near planned surface infrastructure associated with the Waterberg Mine (the "Applicants"), intend to apply for an order (the "Application for Motion") in the High Court restraining Waterberg JV Co. from carrying on mining related activities on portions of the farms Goedetrouw and Ketting pending the finalization of the Appeals and the Review and the grant of various regulatory authorizations. The Company believes that all requirements specified under the MPRDA have been complied with and that the DMRE correctly granted the Waterberg Mining Right. Counsel acting for Waterberg JV Co. has filed formal rebuttals to the Appeals, is opposing the Review, and has filed answering papers to the Application for Motion. The Ketting Community has applied to join the Application for Motion as a party, and another host community submitted a confirmatory affidavit, both in support of Waterberg JV Co. The Ketting Community joinder application was filed on November 16, 2021 but a time frame for the hearing of the interdict application is uncertain or may never occur. The Company continues to work in a climate of mutual respect with recognized municipal and local community leadership.

June 2021	Lion Battery Granted Third Patent

On June 15, 2021, the U.S. Patent and Trademark Office issued Patent No. 11,038,160 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent covers a preparation method using PGM catalysts in carbon materials for use as cathodes with increased emphasis on lithium sulphur batteries and broadens protection for US patent 10,734,636 B2 covering the composition of carbon cathodes containing PGMs.

July 2021	Waterberg Mining Right Registered

On July 6, 2021, Waterberg JV Co. completed the registration of the Waterberg Mining Right at the Mineral and Petroleum Titles Registration Office.

Lion Battery Agreements Amended

On July 6, 2021 the Company and Anglo agreed to increase the planned funding to Lion by a further $2.73 million, to a total of up to $6.73 million, in order to allow the acceleration of certain research and commercialization activities. On the same date, Lion Battery agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million. If the Company should fail to contribute its share of a required subscription to Lion Battery, it would be in breach of its agreement with Lion Battery and its interest in Lion Battery may be subject to dilution.

B. Business Overview

General

The Company is a platinum and palladium focused exploration, development and operating company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

The Company's sole material mineral property is the Waterberg Project, which was the subject of the DFS completed in 2019 as described in this Annual Report. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

The Company currently conducts no product sales, does not currently distribute any product and does not have any source of operating revenues at this time. The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration and development on the Waterberg Project, as well as for general working capital purposes and compliance with, and repayment of, its existing indebtedness.

Principal Product

The Company's principal product from the Waterberg Project, in accordance with the Waterberg DFS, is planned to be a PGM bearing concentrate. The concentrate will contain certain amounts of eight elements comprised of platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel. Pursuant to a transaction with Implats (as further described below, the "Implats Transaction"), Implats has acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project.

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

Pursuant to the Implats Transaction, Implats acquired a right to increase its stake in Waterberg JV Co. to 50.01% by purchasing an additional 12.195% equity interest from JOGMEC for $34.8 million and earning into the remaining interest by making a firm commitment to an expenditure of $130.0 million in development work (the "Purchase and Development Option"). Implats also acquired a right of first refusal to smelt and refine Waterberg concentrate. The positive results of the DFS were announced on September 24, 2019 and the Waterberg Project Definitive Feasibility Study and Mineral Resource Update Technical Report dated September 4, 2019 (the "DFS") was delivered to the Waterberg JV Co. shareholders on October 4, 2019 for review and approval. After approval by Waterberg JV Co. or Implats of the DFS, Implats had an option within 90 business days to elect to exercise the Purchase and Development Option.

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

On June 15, 2020, Implats delivered an election notice stating their election not to exercise the Purchase and Development Option.  Implats stated that notwithstanding the positive progress achieved on the 2020 Work Program to date, and the strategic alignment between the Waterberg asset and Implats stated portfolio objectives, the unprecedented events brought about by the COVID-19 pandemic necessitated Implats to re-evaluate the impact of the increased economic uncertainty on Implats' strategy and risk appetite in the short, medium and long term.  Implats reiterated their support of both the Waterberg Project and the joint venture partners and plans to remain an active 15% participant, including funding of their share of costs, subject to future considerations.

On August 11, 2020, further to the election notice delivered by Implats and pursuant to the Amended Call Option Agreement, Waterberg JV Co. delivered to Implats the Subscription Failure Notice to formalize the termination of the Purchase and Development Option. Waterberg JV Co. also recorded the termination of the offtake negotiation period with Implats as a result of the parties not reaching a concentrate offtake agreement within the 30-day prescribed period. The Company continues to discuss and negotiate for offtake terms with Implats; however, the Company is also carrying on discussions with other potential concentrate offtake parties, subject to the ROFR.

Specialized Skill and Knowledge

Various aspects of the Company's business require specialized skills and knowledge, including the areas of geology, engineering, operations, drilling, metallurgy, permitting, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting. The Company faces competition for qualified personnel with these specialized skills and knowledge, which may increase its costs of operations or result in delays. The Company has found that it has been able to locate and retain employees or engage consulting experts with the required skills as described above when needed.

Employees and Contractors

The Company's current complement of managers, staff and consultants in Canada consists of 5 individuals. In July 2021 the Company's CEO resigned.  As a component to a separation agreement, the former CEO is to be available as a consultant to the Company until December 31, 2021. The Waterberg Project is currently operated by the Company utilizing its own staff and personnel.  Contract drilling, geotechnical, engineering, security and support services are utilized as required.  Operations at the Waterberg Project are funded by Waterberg JV Co. and its shareholders.  The Company's current complement of full time managers, staff, consultants and casual workers in South Africa consists of 9 individuals, inclusive of 2 individuals active at the Waterberg Project conducting exploration and engineering activities related to the execution of DFS recommendations before a possible production decision by Waterberg JV Co.

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

Competitive Conditions

The global PGM mining industry has benefited from long-term rising demand from the global automotive and fabrication sectors. In 2020 South Africa's PGM mining sector represented approximately 66% of global platinum mine supply and 29% of global palladium mine supply. From mid-2012 until early 2019 global economic uncertainty, increased supply from recycling and slower growth created a weak market for PGMs. Lower market prices for PGMs combined with labour unrest caused stoppages and closures of some higher cost platinum mines and shafts in South Africa. The market for PGMs, palladium and rhodium in particular, has improved since 2019, resulting in a higher overall metal basket price. In 2021, the impact of a global shortage of semi-conductor chips resulted in reduced global automotive production. The concurrent reduction in demand for PGMs resulted in prices for each of the PGMs to fall from their zeniths, which occurred in approximately February to April of 2021. Almost all of the South African platinum and palladium supply comes from the geographic constraints of the Western, Northern and Eastern Limbs of the Bushveld Complex, resulting in a high degree of competition for mineral rights and projects. South Africa's PGM mining sector remains beholden to economic developments in the global automotive industry, which in 2020 accounted for approximately 37% of the total global demand for platinum and 80% of the total global demand for palladium. A prolonged downturn in global automobile and light truck sales, resulting in depressed platinum prices, often results in declining production as unprofitable mines are shut down. Alternatively, strong automobile and light truck sales combined with strong fabrication demand for platinum, most often results in a more robust industry, creating competition for resources, including funding, labour, technical experts, power, water, materials and equipment. From late 2015 to early 2021, the price of palladium more than quadrupled due to rising gasoline automotive sector demand, while platinum prices are at about the same price now as they were in 2015, having rebounded somewhat from very low price levels experienced in late 2018. The South African industry is dominated by three or four producers, who also control smelting and refining facilities. As a result, there is general competition for access to these facilities on a contract basis. If the Company moves towards production on the Waterberg Project, it will become exposed to many of the risks of competition described herein. See "Risk Factors".

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

The Company's key development project and exploration targets are located in the Bushveld Complex. The Bushveld Complex is comprised of a series of distinct layers or reefs, three of which contain the majority of the economic concentrations of PGMs, and the subset of 4E PGMs consisting of platinum, palladium, rhodium and gold, (or the subset of 3E PGMs consisting of platinum, palladium and gold) within the Bushveld Complex: (i) the Merensky Reef ("Merensky" or "MR"), which is mined primarily around the Western Limb of the Bushveld Complex, (ii) the Upper Group 2 Layer or Reef ("UG2"), which is mined primarily around the Eastern Limb of the Bushveld Complex and (iii) the Platreef ("Platreef"), found within the Northern Limb. These reefs exhibit extensive geological continuity and predictability and have an established history of economic PGM production. The Merensky, UG2 and Platreef have been producing PGMs since the 1920s, 1970s and 1990s, respectively.

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

Black Economic Empowerment in the South African Mining Industry

The transition from an apartheid regime to a democratic regime brought with it a commitment by the South African state, as enshrined in the Constitution, to take legislative and other measures to redress the results of past racial discrimination against black South Africans, or as the MPRDA defines them, "HDPs". Under the MPRDA, the concept includes any association, the majority of whose members are HDPs as well as juristic persons if HDPs own and control the majority of the shares and control the majority of the shareholders' votes.

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

The regulatory regime governing the South African mining industry has therefore fundamentally changed over the past decade. Legislation governing mining and BEE within the mining sector includes, among other laws, regulations and policies, the MPRDA, the Mining Codes and the Standards pursuant to the MPRDA, Mining Charter 2018, Mining Charter 2018 Scorecard and the Mining Titles Registration Act No. 16 of 1967 (as amended). The aforementioned legislation and policies, however, are industry specific and the generic BEE regulatory framework in South Africa is regulated in terms of the BEE Act, which sets outs the South African government's policy in respect of the promotion of BEE. The BEE Act also permits the Minster of Trade, Industry and Competition to publish generic BEE Codes of Good Practice ("Generic BEE Codes"), being codes of good practice that address, among other things, the indicators to measure BEE and the weightings to be attached to such indicators, as well as sector specific codes of good practice (refer to discussion below on sector codes).

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

The original Generic BEE Codes were substantially amended on October 11, 2013 and such amendments became effective from May 1, 2015. Generally speaking, the amended Generic BEE Codes seek to make BEE compliance more onerous to achieve. The total number of points required to achieve certain levels of BEE compliance have been increased. The elements of management control and employment equity have been consolidated into a single element referred to only as management control, and the elements of preferential procurement and enterprise development have been consolidated into a single element referred to as enterprise and supplier development. The elements of ownership, skills development and enterprise and supplier development are classified as priority elements to which minimum thresholds of compliance attach and subjects an entity to a penalty of a reduction in its BEE compliance status by one level if the entity fails to achieve any of such minimum thresholds. The Generic BEE Codes were amended again on May 31, 2019 to make certain changes to clarify how small and medium enterprises should be assessed for BEE compliance and to amend the targets and points for certain elements.

In addition, the BEE Act was amended by The BEE Amendment Act, which came into operation on October 24, 2014 (the "BEE Amendment Act").  The provisions of section 3(2) set out in the BEE Amendment Act states that "in the event of any conflict between this Act and any other law in force immediately prior to the date of commencement of the BEE Act, 2013, this BEE Act prevails if the conflict specifically relates to a matter dealt with in this Act" (the "Trumping Provision"). The BEE Act provides that section 3(2) will come into effect one year after the date on which the President proclaims the BEE Act into law and therefore became operative on October 24, 2015. However, on October 30, 2015 the Minister of Trade, Industry and Competition exempted the DMRE from applying the Trumping Provision until October 31, 2016 on the basis that the alignment of the then Mining Charter 2010 with the BEE Act and the BEE Codes was still ongoing. There has not been a further extension of this exemption.

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

A code of good practice refers to the Generic BEE Codes or any sector-specific code of good practice which has been developed and gazetted in terms of the provisions of the BEE Act after consultation with the relevant industry stakeholders and the Department of Trade, Industry and Competition. It does not include Mining Charter 2018 because it was not developed and gazetted in terms of the BEE Act. The implications of the above provisions of the BEE Act are that unless a mining sector code is developed and gazetted, or unless a further exemption is granted by the Minister of Trade, Industry and Competition, the DMRE would not be entitled to apply Mining Charter 2018 when issuing rights, permissions or permits (after commencement of the above mentioned sections of the BEE Amendment Act) and would be required to apply the Generic BEE Codes. While the target for ownership under the Generic BEE Codes is the same as in Mining Charter 2010 i.e. 26% (as opposed to the current Mining Charter 2018's 30%), the remaining elements of the Generic BEE Codes in terms of which BEE compliance is measured are materially different from those set out in Mining Charter 2018.  In addition, the extent of BEE compliance is determined under the Generic BEE Codes with reference to an entity's overall score and corresponding BEE compliance level, and Mining Charter 2018's scorecard does not contain the same methodology. Thus, if the Generic BEE Codes were to apply to the mining industry, it would place the industry at a disadvantage and create uncertainty.

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

  Sustainable development and growth:

  implementation of approved EMP (defined below) measured annually against the approved plans;

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

  Reporting: submission of annual reports to the DMRE in respect of compliance with Mining Charter 2010.

Mining Charter 2010 included targets, measures and weightings by which mining right holders were assessed against the obligations according to the Mining Charter 2010 Scorecard.

The Waterberg Mining Right was adjudicated upon and granted in accordance with the ownership requirements of Mining Charter 2010, given that it was lodged and accepted prior to the coming into force of the current Mining Charter 2018.

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

On March 27, 2019, the Minerals Council South Africa announced that it had launched review proceedings against the Minister to set aside certain provisions of Mining Charter 2018. Essentially the review concerned a requirement in the Mining Charter 2018 that mining firms re-empower themselves in order to renew mining licenses or transfer mining rights, contrary to the so-called 'once empowered, always empowered' principle. Judgment in favour of the Minerals Council South Africa was handed down on September 21, 2021 but the Minister has indicated that he intends to appeal the judgment. The court confirmed the 'once empowered, always empowered' principle, confirmed that the Mining Charter 2018 was a policy document and not subordinate legislation and held that a breach of the Mining Charter 2018, of itself, could not result in cancellation of a mining right.

Under Mining Charter 2018, new mining rights holders will be required to have a minimum 30% BEE shareholding (a 4% increase from the required 26% under the Mining Charter 2010) which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Waterberg JV Co. has a period of 5 years from April 13, 2021 within which to increase its BEE shareholding to 30%, given that its application was accepted prior to September 27, 2018. Mining Charter 2018 remains unclear as to whether such shareholding will be required to be distributed amongst employees, communities and black entrepreneurs as detailed below, and if so, in what percentages. Waterberg has obtained an opinion from senior counsel advising that such distribution is not required. Holders of existing mining rights who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018 will be recognized as BEE ownership compliant for the duration of the mining right and for any period of renewal thereof.

A new mining right granted after the coming into effect of Mining Charter 2018 (other than where the application for the right was accepted by the DMRE before September 27, 2018) must have a minimum of 30% BEE shareholding, applicable for the duration of the mining right, which must be distributed as to (i) a minimum of 5% non-transferable carried interest to qualifying employees; (ii) a minimum of 5% non-transferrable carried interest to host communities, or a minimum 5% equity equivalent benefit; and (iii) a minimum of 20% effective ownership in the form of shares to a BEE entrepreneur, a minimum of 5% which must preferably be for women.

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

Mining right holders may claim an equity equivalent ownership offset for beneficiation in accordance with a DMRE approved beneficiation equity equivalent plan.

The Mining Charter 2018 also sets deadlines by which the BEE shareholding must vest for new rights, namely a minimum of 50% must vest within two thirds of the duration of a mining right; and the prescribed minimum 30% target shall apply for the duration of a mining right.

A mining right holder will be required to invest in Human Resource Development by paying 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programs, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

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

Mining Charter 2018 also provides for minimum employment equity thresholds at various levels of management. These include:

  Board - a minimum of 50% are HDP's, 20% of which must be women.

  Executive Management - a minimum of 50% are HDP's at the executive director level as a percentage of all executive directors proportionally represented, 20% of which must be women.

  Senior Management - a minimum of 60% are HDP's proportionally represented, 25% of which must be women.

  Middle Management - a minimum of 60% are HDP's, proportionally represented, 25% of which must be women.

  Junior Management - a minimum of 70% are HDP's proportionally represented, 30% of which must be women.

  Employees with disabilities - a minimum of 1.5% employees with disabilities as a percentage of all employees, reflective of national or provincial demographics.

Mining right holders must also develop and implement a career progression plan (aligned with its SLP) consistent with the demographics of South Africa, which plan must provide for (i) career development matrices of each discipline (inclusive of minimum entry requirements and timeframes); (ii) develop individual development plans for employees; (iii) identify a talent pool to be fast tracked in line with needs; and (iv) provide a comprehensive plan with targets, timeframes and how the plan would be implemented.

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

New Order Mining and Prospecting Rights Under the MPRDA

All of the Company's prospecting rights as well as the Waterberg Mining Right are so-called new order rights (i.e. rights granted under the MPRDA) as opposed to old order rights, being rights granted under pre-MPRDA legislation.  Under the MPRDA, mining companies operating in South Africa were required to apply for conversion of old order rights into new order prospecting and mining rights issued by the South African state in terms of the MPRDA. New order rights in respect of mining are granted for a maximum period of 30 years, with renewals of up to 30 years at a time. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted a mining right in respect of the prospecting area in question.

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

South African environmental law is largely permit-based and requires businesses whose operations may have an environmental impact to obtain licenses and authorizations principally from the DMRE, Department of Water and Sanitation ("DWS") and the DFFE, which often contain stringent conditions relating to construction and operational requirements, as well as monitoring and reporting obligations.

Environmental legislation also stipulates general compliance requirements. It incorporates a "polluter pays" principle and also imposes a duty on a group of specified parties wider than the actual polluter to take reasonable measures to assess, prevent and address pollution (even that which was authorized by law). This duty is retrospective in its application. A failure to take such measures may result in governmental authorities taking measures against, and recovering costs from, a wider range of parties than the one on whom the duty primarily rests. This latter group includes a successor in title to a property and based on international jurisprudence, is wide enough to include a lender or a shareholder of a company who caused the pollution, although the potential liability of shareholders and lenders has not yet been considered by South African courts.

NEMA provides for the appointment of Environmental Management Inspectors and Environmental Mineral Resource Inspectors at the DFFE and DMRE respectively. These inspectors have wide-ranging powers and can undertake both announced and unannounced inspections and investigations. Criminal prosecutions have been initiated and directives and compliance notices issued following a number of these inspections.

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

The environmental regulation of mining has undergone a transition. NEMA is now the primary environmental legislation regulating mining and not the MPRDA. Due to this transition, the majority of the MPRDA's environmental regulation provisions were deleted ("Pre-MPRDA Amendment Act Environmental Provisions") and the National Environmental Management Laws Amendment Act, No. 25 of 2014 ("NEMLAA") introduced specific provisions regulating mining into NEMA. The Minister has however retained the bulk of his environmental regulation competencies under the NEMLAA's amendments, to be undertaken in accordance with NEMA. This transition has created some gaps as some provisions were repealed but all of the necessary amendments have yet to commence under the MPRDA and certain regulations under NEMA are outstanding.

Under the Pre-MPRDA Amendment Act Environmental Provisions, before 8 December 2014, environmental management plans and environmental management programs ("EMPs") were required to be approved by the relevant delegated authority at the DMRE before a prospecting right or mining right respectively became effective.

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

There are presently no provisions in force in the MPRDA or NEMA deeming EMPs approved under the MPRDA to be EAs issued under the NEMA, which creates gaps in relation to the obligations of mineral right holders with an approved EMP.  Certain 2013 amendments to the MPRDA (following the implementation of the Mineral and Petroleum Resources Development Act No. 49 of 2008) introduced a deeming provision however it has not yet commenced. This provision provides that an EMP approved under the MPRDA before and at the time of the NEMA coming into force will be deemed to have been approved and an EA issued in terms of NEMA. A similar provision was proposed in previous iterations of the National Environmental Laws Amendment Bill B14D-2017 ("NEMA Bill"), which was first introduced to the National Assembly in May 2017. Whilst this is still an object of the NEMA Bill, the relevant provision has not been included in the latest iteration. There are also no transitional provisions deeming approvals to EMP applications that were submitted before NEMLAA and approved after NEMLAA to be deemed to be EAs.  This has created the situation where strictly speaking applicants for mineral rights are now required to submit an application for an EA, despite an application for EMP approval being previously submitted.  In practice however, the DMRE views EMPs submitted under the MPRDA to be EAs. Aligned with this approach by the DMRE, the 2014 EIA Regulations were recently amended to include a transitional arrangement regulating the auditing requirements in respect of EMPs for mineral rights approved prior to 8 December 2014 and still in effect.

NEMA requires an EA before Listed Activities commence and it is a criminal offence to commence such Listed Activity without the required EA. A person who has commenced a Listed Activity without an EA may apply for rectification of this state of affairs but would be required to pay a maximum administrative fine of Rand 5 million and may also face criminal penalties. Recent amendments to the 2014 EIA Regulations now also require that landowner consent be obtained in applying for an EA for mining related activities, which aligns with recent case law on the matter. Prior to the amendment, an applicant for a mineral right and associated activities was only required to consult with landowners as part of the thorough public participation process prescribed under the 2014 EIA Regulations.

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

Regulations published under the NWA regulate water use in relation to mining activities, providing for limitations on the location of mining infrastructure and requirements for separation of dirty and clean water systems. If a water use or water management is unlawful, the DWS may issue administrative directives to enforce the NWA's provisions or stop the unlawful water use. Criminal proceedings can also be instituted. Penalties for offences are a maximum fine and/or imprisonment of Rand 200,000 and five years, respectively. Upon a second conviction, the maximum fine and/or imprisonment are Rand 400,000 and ten years, respectively. Progress has been made by the DWS in addressing the backlog of pending WUL applications, firstly with the publication of regulations prescribing a 300-day application process and more recently with the revision of the online WUL portal E-WULAAS that reduces the DWS' decision-making period to 90 days. Official amendments capturing this truncated time period have not, however, been gazetted as yet. Feedback from the DWS to the mining industry has also indicated that, owing to capacity constraints, this timeline is unlikely to be adhered to.

The National Environmental Management Air Quality Act No. 39 of 2004 ("AQA") regulates air quality and pollution in South Africa and prohibits the undertaking of activities listed under AQA, including certain mining related and processing activities, without an atmospheric emission license ("AEL"). Minimum emission standards have been set for each Listed Activity. Facilities that were operational before these regulations came into force were afforded a "grace period" within which to comply with the more stringent air emission standards contained in the regulations until 2015. If a facility did not comply with the 2015 air emission standards, upgrading of the facilities was necessary. Such facilities will need to comply with even more stringent air emission standards from 2020. Additional upgrades may therefore also be required before 2020 to comply with the 2020 air emission standards, for which significant capital expenditures ("CAPEX") may be required. Alternatively, an application for a once-off postponement of the time period for compliance with air emission standards may be possible but the grant of any postponement cannot be guaranteed. The Greenhouse Gas Emission Reporting Regulations published on April 2017 and amended in September 2020 require certain industries, including mining and prospecting activities, to register as emitters with the DFFE and to report annually on their greenhouse gas ("GHG") emissions.

In relation to climate change considerations and compliance, there has been no movement on the promulgation of the Climate Bill (defined below), which was introduced to Parliament in June 2018.  The DFFE did, however, publish South Africa's draft updated Nationally Determined Contributions ("Draft Updated NDC") in March 2021 in terms of the Paris Agreement, of which it is a signatory. The Draft Updated NDC sets out South Africa's GHG emission targets, finance support requirements and long-term decarbonisation plans, and makes provision for the implementation of National Climate Change Adaptation Strategy interventions for certain priority sectors, including the mining sector. Further, in June 2021, DFFE published the draft National Guideline for Consideration of Climate Change Implications ("Draft Guideline") for comment. The Draft Guideline is intended to formulate a consistent approach for all sectors in respect of climate change impact assessments ("CCIAs") undertaken for purposes of an EA, AEL and waste management licence ("WMLs") application,  providing for minimum requirements and generic principles for involving climate change specialists in the EIA process; defining the roles of the environmental assessment practitioner, specialists and other stakeholders; and outlining the extent and content of CCIAs.

NEMWA regulates the storage, treatment, recycling and disposal of waste, among other things, including waste generated by the mining sector.  Its provisions are also relevant generally to the Company's operations.  WMLs are required for certain waste management activities, dependent on certain thresholds in relation to the waste. Although WMLs are generally not required for waste storage, such activities must comply with certain norms and standards. Residue stockpiles and deposits relating to prospecting, mining, exploration or production activities regulated under the MPRDA were previously exempt from NEMWA. This was changed by amendments under the NEMLAA and WMLs were required from the Minister for residue stockpiles and deposits since September 2, 2014, if they constitute "waste" and if they fall above the thresholds for which a WML is required, unless an entity "lawfully conducted" these activities prior to September 2, 2014. The NEMA Bill has proposed amendments to NEMWA such that the regulation of residue stockpiles and deposits are removed from NEMWA and will be regulated by NEMA. Having previously lapsed, the NEMA Bill was revived by the National Council of Provinces in October 2019 and as at the end of August 2021, was still under consideration by the provinces and Select Committee on Land, Environment, Mineral Resources and Energy.  It is not certain when it can be expected to be passed by the National Council of Provinces. If so passed, it will thereafter be signed into law by the President and WMLs will not be required for residue stockpiles and deposits.  In terms of the 2014 EIA Regulations, an EA would however be required.

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

New Financial Provision Regulations in regard to rehabilitation were published under NEMA on November 20, 2015, ("2015 FP Regulations") which have been highly contentious due to gaps and contradictions with the Income Tax Act No. 58 of 1962; MPRDA and NEMA. They will require a substantial increase in financial provision required for rehabilitation, as they are far more onerous and now require financial provision to be provided for annual rehabilitation and, more significantly, the remediation of latent or residual environmental impacts which may become known in the future including the pumping and treatment of polluted or extraneous water ("Future Rehabilitation"). The Minerals Council South Africa (formerly the Chamber of Mines) has stated that the 2015 FP Regulations could have a crippling effect on the mining industry. Owing to the significant criticism against the 2015 FP Regulations and previous iterations. Until the new regulations are promulgated, three sets of draft regulations have been published since November 2017, proposing to overhaul the financial provisioning regime. The latest draft was published for comment in August 2021 ("2021 Draft FP Regulations"), which appear to have considered the criticism levelled against the 2015 FP Regulations and previous iterations. Until the new regulations are promulgated, the 2015 FP Regulations remain applicable.  To accommodate industry while the regulatory framework is being streamlined, various compliance extensions have been published in respect of the 2015 FP Regulations. In April 2021, the latest, and fourth, extension for compliance with the 2015 FP Regulations for existing mineral rights holders was published and pushed the deadline to June 19, 2022. It is hoped that the 2021 Draft FP Regulations are finalised and promulgated prior to this date.

Applicants for new mining rights submitted after 20 November 2015 are however still required to provide financial provision in terms of the 2015 FP Regulations. Trust funds may only be used for Future Rehabilitation and not annual or final rehabilitation (being the decommissioning and closure of the prospecting, exploration, mining or production operations at the end of the life of operations). The financial vehicle used for Future Rehabilitation must, on issuance of a closure certificate, be ceded to the Minister or if a trust fund is used, the trustees must authorise payment to the Minister. The aforesaid is contradictory to the Minister's discretion in the MPRDA and NEMA to retain a portion of the financial provision.

A mining or prospecting right can be suspended or cancelled under the MPRDA, or a mining right application may be refused, if there is non-compliance with environmental legislation.

Mine Safety

Mine safety in South Africa is governed by the MHSA, which is enforced by the Inspectorate of Mine Health and Safety, a part of the DMRE. The reporting provisions of the MHSA are aligned with the International Labour Organization's Code of Practice on Recording and Notification of Occupational Accidents and Diseases. Under the MHSA, the Company is obligated, among other things, to ensure, as far as reasonably practicable, that the Company's mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. The Company is also obliged to ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the Company's mining activities are not exposed to any hazards relating to their health and safety. The MHSA also authorises mine inspectors to issue safety compliance notices to mines under section 55 of the MHSA and, should the inspectors feel that the action is warranted, to temporarily close part or all of the operations under powers conferred by section 54 of the MHSA, pending compliance with the compliance notice.

An employer who has been instructed to temporarily close a mine or any part thereof in a section 54 notice has the remedy of approaching the court that handles labour law cases (the "Labour Court") for urgent relief to suspend the operation of the section 54 notice until a review application to set aside that notice is determined by the Labour Court.

The Mine Health and Safety Amendment Act, No. 74 of 2008, which came into effect on May 30, 2009, criminalizes violations of the MHSA, increases the maximum fines to Rand 1 million per occurrence and creates the possibility that mining rights could be revoked for continued safety violations. A number of guidelines on the implementation of mandatory codes of practice under sections 9(2) and 9(3) of the MHSA have been issued by the Chief Inspector of Mines and govern the provision of personal protective equipment for women in the mining industry in South Africa; trackless mobile machines; cyanide management; underground rail bound equipment; conveyor belt installation for transport of mineral, material or personnel; and risk-based fatigue management.

Royalty Payments

The Royalty Act imposes a royalty on the first transfer of refined or unrefined minerals, payable to the state, calculated on the actual or deemed gross sales amount at the statutorily determined saleable condition (i.e. whether the mineral is in a refined or unrefined condition as determined in accordance with Schedule 1 and 2, respectively, of the Royalty Act).

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

In terms of the Tax Administration Laws Amendment Act, 24 of 2020, the Tax Administration Act, 28 of 2011 was amended to provide for the payment of interest on royalties payable under the Royalty Act and for the interest rate with regard to refunds due under the Royalty Act.

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

To give effect to announcements made by the Minister of Finance in his 2013 budget speech, the Davis Tax Committee ("DTC") was established to assess South Africa's tax policy framework and its role in supporting the objectives of inclusive growth, employment, development and fiscal sustainability. The Terms of Reference of the DTC includes a review of the current mining tax regime. The DTC submitted its First Interim Report on Mining on July 1, 2015 and made various recommendations, including that:

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

During the 2020 legislative cycle, it was initially proposed in the draft Taxation Laws Amendment Bill, 2020, that amendments be made to the provisions dealing with the special capital expenditure allowances for mines. However, following the public consultation process, these amendments were not included in the Taxation Laws Amendment Bill, 2020. These amendments were also not introduced in the current 2021 legislative cycle but may be proposed again in future years.

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

The Exchange Control Regulations 1961 (the "Exchange Control Regulations"), which are administered by the Financial Surveillance Department are applied throughout the CMA and regulate transactions involving South African exchange control residents, including companies. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, and to prevent South Africa's balance of payments from being adversely affected, which may result in the devaluation of the Rand against other currencies. It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents for exchange control purposes as it relates to inflows and outflows of capital.  While the South African government has relaxed exchange controls in recent years and in 2020 it was announced that the Exchange Control Regulations would be repealed and replaced by a capital flow management framework. In 2021, the Minister of Finance announced that the capital flow management framework would be substantially completed in 2021, although no indication has been given as to when it will come into effect.  One of the main features of the new framework, is that it will abolish the current negative-based list system that applies under the Exchange Control Regulations, which states that, for example, transactions involving the export of capital are prohibited, unless permitted in terms of an exception. The Company expects current exchange controls to remain in place until such time as the capital flow management framework is introduced and the Minister of Finance may provide an indication as to when exactly it will come into effect.

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

Carbon Tax/Climate Change Policies

In terms of the Paris Agreement under the United Nations Framework Convention on Climate Change, South Africa's GHG emissions are said to peak during the period 2020 until 2025, then plateau from the period 2025 until 2035, where after GHG emissions are said to decline from 2036. However, it is estimated that the phasing in of appropriate carbon taxation can reduce South Africa's GHG emissions by between 35 per cent and 44 per cent below business as usual.

It is against this background that the Carbon Tax Act was finally assented to by the President on May 22, 2019 and commenced with effect from June 1, 2019. As per the Carbon Tax Act's Preamble, "the South African government is of the view that imposing a tax on GHG emissions and concomitant measures such as providing tax incentives for rewarding efficient use of energy will provide appropriate price signals to help nudge the economy towards a more sustainable growth path."

The introduction of carbon tax will take place in a phased manner, which allows for developmental challenges faced by South Africa, encourages investment in more energy efficient technology and ensures that South Africa's competitiveness is not being compromised.

In the 2019 carbon tax year (which ran from 1 June to 31 December) , the Carbon Tax Act levied the tax at a rate of Rand 120 per ton of carbon dioxide equivalent ("CO2-eq") emissions on identified activities that exceed prescribed GHG emission thresholds. The tax rate has been increased annually at the rate of the November consumer price index ("CPI") as determined by Statistics South Africa that falls within the previous tax period compared with the November CPI that falls within the tax period, plus 2%. This adjustment will apply annually until December 31, 2022. As a result, the carbon tax rate for the 2020 carbon tax year was R127 per tonnes CO2-eq and for the 2021 carbon tax year, the rate is R134 per tonnes CO2-eq.  From December 31, 2022 onwards, the tax rate must be increased in line with CPI equal to the change in the November CPI as determined by Statistics South Africa that falls within the previous tax period compared with the November CPI that falls within the tax period prior to the previous tax year . This provision in the Carbon Tax Act may be amended, depending on changes made to South Africa's commitments under the Paris Agreement. Phasing-in of the tax has however provisionally allowed for a reduced tax rate.

The first phase of the carbon tax will run until the end of 2022. Due to the various industry specific tax-free emissions allowances ranging from 60 per cent to 95 per cent provided for under the Carbon Tax Act, an initial effective carbon tax rate as low as Rand 6 to Rand 48 per ton of CO2-eq emitted applied in the carbon 2019 tax year. These allowances include a/an:

• basic tax-free allowance for fuel combustion emissions of between 60% and 75%;

• additional tax-free allowance for industrial process emissions up to 10%;

• additional tax-free allowance in respect of fugitive emissions of 10%;

• trade exposure allowance of up to a maximum of 10%;

• performance allowance not exceeding 5% of the total GHG emissions of the taxpayer during the relevant tax period;

• carbon budget allowance of 5% for companies who have a carbon budget, which means a limit on total GHG emissions from a specific company, within a specific period of time. It is understood that this allowance is only available to entities who voluntarily participate in phase 1 of the carbon budget and obtain the written consent of the DFFE; and

• carbon offset allowance of either 5% or 10%.

A taxpayer, other than a taxpayer in respect of which the maximum total allowance is expressly stipulated in Schedule 2 of the Carbon Tax Act to constitute 100%, is only entitled to receive the sum of the allowances mentioned above in respect of a tax period to the extent that the sum of the allowances does not exceed 95% of its total GHG emissions.

Final regulations required for the implementation of the carbon offset and trade exposure allowances and performance allowances under the Carbon Tax Act have been published. The Carbon Offset Regulations were amended in 2021 to incorporate, amongst other things, changes clarifying the use of carbon credits from approved Clean Development Mechanism projects issued under national registries to be eligible for listing  as eligible South African carbon offsets.

Furthermore, and as previously committed to by the South African National Treasury, phase 1 of the tax is also electricity neutral in providing credits for the renewable energy premium built into electricity tariffs and electricity generation levy. The impacts of the tax on the energy sector will therefore only feed through to the consumer upon the commencement of phase 2 in January 2023. However, in the 2021 draft Taxation Laws Amendment Bill ("Draft TLAB"), it was proposed that the renewable energy premium also be available to liable carbon taxpayers who conduct electricity generation activities and purchase additional renewable energy directly under the REIPPPP (Renewable Energy Independent Power Producers Procurement Programme) or from independent power producers. The proposal is that for private purchases or under the REIPPPP, this would apply where a power purchase agreement is in place. If the proposed amendment is adopted in current form, it is proposed that it apply from January 1, 2021, that is, for the 2021 carbon tax year.

It must further be noted that the Explanatory Memorandum published with the last version of the Carbon Tax Bill in November 2018 provides for a review of the impact of the carbon tax at the end of phase 1 (December 31, 2022). The review will understandably allow for "adjustments to the design of the carbon tax including the rates and level of tax-free thresholds that will take into account the economic circumstances and progress made to reduce GHG emissions, in line with NDC (Nationally Determined Contribution) commitments".

The South African national treasury noted in the Explanatory Memorandum that the impact of the first phase has been designed to be revenue neutral, and revenues will be recycled by way of reducing the current electricity generation levy, credit rebate for the renewable energy premium, as well as a tax incentive for energy efficiency savings.

Despite its recent introduction, amendments have already been made to the Carbon Tax Act through the Taxation Laws Amendment Act, 34 of 2019, which was promulgated on January 15, 2020. In addition to the various technical and clarification amendments, one of the key amendments included clarification regarding the CPI that will inform annual adjustments to the rate of the carbon tax. As noted above, the November CPI of the current and prior tax period are now compared to determine the increase in the carbon tax rate.

Further amendments were implemented in the 2020 legislative cycle as per the Taxation Laws Amendment Act, No. 23 of 2020 ("TLAB 2020"). Some of the amendments include aligning the carbon fuel levy adjustment with the Carbon Tax Act and allowing a carbon tax "Pass Through" for the regulated liquid fuels sector.

In the current legislative cycle, numerous amendments have been proposed, including those to the renewable energy premium referred to above, the scope and definition of carbon sequestration, clarifications regarding the carbon budget allowance and aligning the Carbon Tax Act Schedule 2 emissions activities with the GHG Reporting Regulations of the DFFE. Subsequent to the publication of the TLAB 2020, the public was given an opportunity to make submissions on the TLAB 2020 and public hearings were held by National Treasury and SARS in September 2021. As was the case in 2020, National Treasury and SARS published their draft Response Document during October 2021, which will deal with some of the submissions made by various stakeholders. The next step in the legislative process is to await the revised Draft TLAB, which will likely be tabled with the Medium-Term Budget Policy Statement ("MTBPS"). The MTBPS is currently scheduled for November 4, 2021.

In accordance with the economic stimulus package announced by South African President Cyril Ramaphosa in April 2020, the filing requirement and the first carbon tax payment which was due by 31 July 2020 was delayed to October 31, 2020. In 2021, taxpayers were required to file and pay their carbon taxes for the 2020 tax year by July 31, 2021.

Climate Change Bill

Little progress appears to have been made in respect of the proposed Climate Change Bill (the "Climate Bill") since it was first published for comment in June 2018. The Climate Bill, amongst other things, seeks to regulate the proposed carbon budget and allows for the determination of sectoral emission targets.

In his State of the Nation Address in February 2020, President Cyril Ramaphosa confirmed that the Climate Bill will be finalised as part of the "move to a low carbon growth trajectory", with no indication in terms of timing. This was, however, prior to declaration of a national state of disaster in March 2020 due to the COVID-19 pandemic.

With easing of local lockdown COVID-19 regulations, climate change regulatory developments are gaining momentum, with the Cabinet of the Government of South Africa approving the establishment of the Presidential Climate Change Coordinating Commission ("PCCC"), as well as South Africa's first Low Emission Development Strategy 2050 ("LEDS") during September 2020.

The PCCC flows from South Africa's Nationally Determined Contribution under the Paris Agreement and will be formally established through the Climate Bill, the latter which the LEDS confirms will "form the legislative foundation for (South Africa's) climate change adaptation and mitigation response". Despite these developments that are integral to the overall climate change response, there is still little indication of when the Climate Bill can be expected to be formally promulgated, with the LEDS simply providing that it is "forthcoming".

The Climate Bill will obligate the Environmental Minister to determine GHG emission thresholds that will inform an entity's carbon budget allocation. According to the LEDS, post-2020, the carbon budget will be aligned with the carbon tax, which "may include the option of imposing a higher tax rate as a penalty for emissions exceeding the carbon budget". The Environmental Minister has further indicated that, once the Climate Bill is signed into law, carbon budget and mitigation plan regulations will follow.

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

Dealing in Precious Metals

All operations which acquire, refine, beneficiate, possess or dispose of gold, any metals of the platinum group, or any ores of such metals, are required to obtain authorisations to do so under the Precious Metals Act No. 37 of 2005 (the "Precious Metals Act"). These authorisations include metal beneficiation licences, refining licences and precious metals export approvals. Applications for such authorisations must be made to the South African Diamond and Precious Metals Regulator. Refining licences can be issued for up to 30 years, whilst precious metals beneficiation licences can be issued for periods of up to ten years. The issue of certain licences under the Precious Metals Act requires that the applicant be compliant with the BEE provisions of the Mining Charter 2018.

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

The Restitution Amendment Act came into effect on July 1, 2014. The Restitution Amendment Act introduced significant amendments to the Land Claims Act, most notably allowing for land claims by persons previously disposed of land under apartheid laws to again be submitted, despite the previous cut-of date having expired approximately 15 years ago. The new period for lodging claims will be until June 30, 2019, which may arguably create a possible resurgence of new restitution claims. However, in Land Access Movement of South Africa and Others v Chairperson of the National Council of Provinces and Others, the Constitutional Court found that the Restitution Amendment Act was invalid as parliament failed to satisfy its obligation to facilitate public involvement in accordance with section 72(1)(a) of the Constitution. As a result, the Constitutional Court interdicted the Commission of Restitution of Land Rights from processing claims lodged from July 1, 2014 until all claims submitted prior to December 31, 1998 in terms of section 6(1)(a) of the Land Claims Act have been finalised. Parliament has since this judgment circulated a bill, which will repeal the Restitution Amendment Act, once promulgated.  In terms of this bill, the new period for the lodging of claims will still be until June 30, 2019.

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

The procedure for lodging a land claim is that a claim must be lodged with the Regional Land Claims Commissioner for the province where the land in question is situated (the "Land Claims Commissioner"). The land claim will then be investigated by the Land Claims Commissioner, after which the claim will be published in the Government Gazette and in the media circulating nationally and in the relevant province. The Land Claims Act provides that, if at any stage during the course of the investigation of a land claim, it becomes evident that:

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

Beneficiation

The beneficiation of mineral resources in South Africa is regulated by three main pieces of legislation, namely the MPRDA, through section 26 thereof, the Precious Metals Act and the Diamonds Act, No. 58 of 1986 (as amended).

In addition to the legislative framework aimed at promoting local beneficiation of minerals, the DMRE has developed and adopted a beneficiation strategy which identifies value chains for the purpose of beneficiation of certain minerals in South Africa (which is also in line with the developmental goals set out in the National Development Plan adopted by the South African government). The Mining Charter 2018 (as discussed above) also includes an incentive for mining companies to offset the value of the level of beneficiation achieved by the company against a portion of its BEE Entrepreneur ownership requirement, not exceeding 5%, in an effort to promote local beneficiation.

The legislation at the center of the initiation or promotion of beneficiation of mineral resources is the MPRDA.  Section 26 of the MPRDA regulates the Land Reform Minister's power to initiate and promote beneficiation of minerals in South Africa. The term 'beneficiation' was not defined by the MPRDA. As the section currently reads, the Minister may prescribe levels of beneficiation of a particular mineral should he establish, on advice from the Minerals and Mining Board and consulting with the Minister of Trade, Industry and Competition, that a particular mineral can be beneficiated economically in South Africa. Further, a person who intends to beneficiate any minerals mined in South Africa, outside of the country may only do so with the written consent of and in consultation with the Land Reform Minister.

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

A process of mediation and conciliation is peremptory in this regard. Should the dispute remain unresolved, parties will be required to enter into a process of arbitration, and the award made by the Commissioner would be final.

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

Environmental, Social and Governance ("ESG")

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

Approach

The Company and Waterberg JV Co. are committed to conducting business in a responsible and sustainable manner. Our core ESG values are:

  to maximize the positive effect of our projects and operations for all stakeholders;
  caring for the environment in which we operate;
  contributing to both the short-term and long-term development of our host communities;
  ensuring safe and secure workplaces for our employees;
  contributing to the welfare of our employees and local communities; and
  promoting good corporate governance, through openness, transparency, and accountability.

We are working to develop a set of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project. We wish to achieve a high level of understanding and commitment from those who carry out our day-to-day activities.  Our social performance indicators aim to cover social risk management, grievance management and community investment.  Our environmental performance indicators aim to cover environmental impact mitigation, audits, water, energy, GHG emissions and environmental remediation and rehabilitation.  Health and safety performance indicators are also to be recorded and monitored.

ESG Reporting and Assessment

We have partnered with Digbee Ltd. ("Digbee") to utilize an industry approved set of frameworks to assess and disclose our ESG metrics.  Platinum Group completed its inaugural ESG disclosure submission with Digbee in October, 2021.  Digbee, a United Kingdom based company, is a new mining-focused expert network and ESG disclosure platform with a goal to provide improved disclosure and better access to capital markets for mining companies involved with strong ESG practices.  Digbee has been endorsed by leading financial firms who support the Digbee ESG initiative such as Blackrock Inc., BMO, and Dundee Corporation.

The Digbee ESG platform amalgamates over thirty initiatives and reporting standards to generate an appropriate ESG score for development stage mining companies.  The Digbee reporting framework encompasses widely recognized ESG standards including, the Equator Principles, the Global Reporting Initiative Standards, the sustainability accounting standards of the Sustainability Accounting Standards Board, and the recommendations for more effective climate-related disclosures established by the Task Force on Climate Related Disclosure.  Digbee provides a reporting framework to assist financial institutions in their own assessment of environmental and social risks in projects.

The Company's ESG submission was based on both corporate level and project level disclosure. As part of the Waterberg Mining Right application process the Company developed a wide ranging set of studies and plans in relation to potential ESG impacts. These studies and specialists were leveraged to form the basis of the Digbee ESG disclosure and subsequent outcomes.

Based on the information provided, Platinum Group achieved an overarching score from Digbee of BB with a range of CC to AA as of September 2021.

High Level Positive Outcomes from Digbee Assessment

  The commodities expected to be produced from this asset are recognized as being critical to the global energy transition.
  The original layout for the mining operation has been altered to reduce its potential impact on local communities, a sign that Platinum Group is listening and reacting to stakeholder engagement.
  Robust Impact Assessments have been completed providing good baselines for ongoing ESG monitoring.

High Level Potential Risks and Opportunities from Digbee Assessment

  The asset is located in an arid environment with the need to manage all water sources, pathways and receptors very carefully.
  While immediate local communities are generally supportive of the project, interaction between communities and mining companies in the larger region have led to civil dissatisfaction in the past.
  Information submitted pertaining to the Tailings Storage Facility indicates that further studies are required to optimize the management of all related risks.

ESG Objectives

We are continuing to work on enhancements to our community engagement processes for all our mining and environmental matters.  We consider all stakeholders and confirm our commitment to the health and safety of our employees and surrounding communities.  Health and safety also remain a top priority.  Our ESG objectives include:

  reducing planned water consumption;
  achieving full compliance with regulations and reporting of GHG emissions;
  achieving minimum impact on vegetation and supporting and enabling local biodiversity;
  reducing planned industrial waste;
  resolving individual community member grievances;

  continuing and improving stakeholder communication and engagement programs; and
  achieving zero significant environmental incidents;

Environmental

We have commissioned independent environmental site inspections and environmental management program compliance assessments at the Waterberg Project for all our prospecting rights areas.  Annual environmental reports are filed with regulators.  To date, there have been no significant environmental incidents at our Waterberg operation since exploration began on the property in 2011.  As a requirement to the grant of the Waterberg Mining Right an EIA and EMP were filed with governmental regulators after a comprehensive consultation process with communities, regulators, environmental institutions, and other stakeholders over the last ten years.  Several independent, third-party specialist consultants completed component studies as a part of the application process. The EIA and EMP were subsequently approved by the relevant regulators.

During 2020 an environmental rehabilitation bond was established for the future costs of mine closure and environmental restoration.  As the operations at the Waterberg Project increase, so too will the quantum of this bond.

During 2020 a study examining the use of battery electric equipment for the Waterberg Project was completed and a study examining possible water use reduction and dry stacking solutions for tailings was completed.

Furthermore, the mineral resources targeted at the Waterberg Project are mineable platinum group metals, being mainly palladium, platinum, and rhodium.  These metals are important elements in terms of reducing harmful emissions from internal combustion engines.  Platinum is a critical element in fuel cells and the "hydrogen economy" in general, highlighting the mine's potential to contribute to a cleaner future.

Social

In response to the COVID-19 pandemic, we provided and delivered approximately US$5,000 in hygiene supplies, medical supplies, and personal protection equipment to local communities near the Waterberg Project.  We ensured safe operation of exploration and office facilities during the government mandated and recommended activity suspensions.  To date, work at the Waterberg Project has been related to exploration and engineering activities.  Overall safety performance has been very good and strict safety protocols are followed.

We maintain an open communication policy with communities near the Waterberg Project.  We responded to concerns raised by individuals regarding water resources, roadways, heritage sites and planned infrastructure locations by thoroughly investigating each reported concern or claim.  Meetings were held with community leaders and site inspections occurred with local community members accompanied by independent consultants, NGOs, government agencies and regulators.  Although no material issues or events of regulatory non-compliance by the Company have been identified after these investigations, the Company remains committed to operating in a responsible manner and continues to work with local community leadership to ensure any identified issues are resolved in an appropriate and professional manner and in compliance with governing regulations.  Based on community meetings and direct feedback, and in part due to the Company's efforts to engage and support local communities, we believe local community residents support the development of the Waterberg Project and understand the expected economic benefits.  Nonetheless, a number of parties within the local community filed the Appeals in 2021 objecting to the grant of the Waterberg Mining Right.  Waterberg JV Co. has responded to each appeal and will follow the appropriate regulatory process in each instance.

Social and Labour Plans

The Waterberg Social and Labour Plan (the "Waterberg SLP") was developed pursuant to DMRE guidelines for social and labour plans and has been submitted in accordance with regulation 46 of the MPRDA together with the Waterberg Mining Right application which was granted on January 28, 2021 and registered on July 6, 2021. The objective of a social and labour plan is to align the Company's social and labour principles with the related requirements established under Mining Charter 2018. These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project. Contractors will be required to comply with the Waterberg SLP and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc. In terms of human resources training, the Waterberg Social and Labour Plan will establish objectives for adult-based education training, learnerships and development of the skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships. The Waterberg SLP will also establish local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programs for small scale industry, agriculture, entrepreneurship and health and education.

To support the DMRE approved Waterberg SLP for affected communities near the Waterberg Project, we have budgeted expenditures amounting to R 335.6 million ($23.11 million at August 31, 2021) over a five-year period.  Expenditures are subject to the grant of all required permits and the commencement of development activities on site.  At the end of each five-year period a new SLP will be established, considering actual expenditures to date and changes to adjust for community feedback, needs and preferences.  The current Waterberg SLP includes the following provisions:

  Human Resource Development

Waterberg JV Co. is aware of the importance of human resources to accomplish its business objectives.  Skills development is the foundation for attaining competent and productive employees who can contribute to meeting the mine's business objectives and also contribute to the upliftment of their communities through their own personal economic success. The skills development plan for the Waterberg Project budgets R 4.98 million ($0.34 million at August 31, 2021) for the achievement of future career development opportunities within the mining industry and beyond the needs of the mine's operational requirements.  The skills development plan seeks to achieve portable skills through accredited qualification by certified training providers and programs.  Emphasis is to be applied to employment equity and to participation by historically disadvantaged South Africans and women.  Learnership, internship, bursary and youth training programs are planned.  Targets have been established for procurement and employment levels for women and for people from the local community.

  Local Economic Development

The Local Economic Development ("LED") program will seek to enable local communities to become economically stronger by improving infrastructure, business skills, entrepreneurship, job creation and income.  An amount of R 320.6 million ($22.07 million at August 31. 2021) has been budgeted for LED projects seeking to amplify opportunities as well as alleviate poverty within the surrounding communities of the mine. Programs are to include infrastructure and educational support to local schools, mine and community bulk water supply and reticulation, extension and equipping of existing clinic/health facilities, and road construction.

  Management of Downscaling

A budget of R 10.0 million ($0.69 million at August 31, 2021) has been established for training and skills development.  We conducted a social audit and needs and skills assessment of the communities near the Waterberg Project to learn about these communities and to help direct our efforts towards the matters of importance to them.  This work will guide our long-term training programs intended to increase skilled employment opportunities for local community members.  Investment in human resource development and facilitation of training during the lifetime of the Waterberg Project intends to sustain skills that will support employment for workers beyond the life of the mine. The mine intends to comply with the Basic Conditions of Employment Act and the Department of Labour's Social Plan Guidelines with the goal of establishing skills that will be of value to employees at a future time of downscaling and retrenchment.

Governance

The Company has a Governance and Nomination Committee to ensure good corporate governance in the Company's stewardship. The committee's responsibilities include, but are not limited to:

  reviewing and making recommendations relating to respecting good corporate governance and the Board's stewardship role in the management of the Company;
  the regular evaluation of the effectiveness of the board, its members, its committees and their charters;
  the evaluation of the performance of individual directors, the Board as a whole, and committees of the board;
  the performance evaluation of the chairperson of the Board and the chairperson of each Board committee;
  the performance evaluation of the CEO and CFO, including performance against corporate objectives;
  CEO and CFO succession planning;
  overseeing compliance with the Company's Code of Conduct, monitoring compliance with the code, investigating any alleged breach or violation of the code, authorizing any waiver granted in connection with the code; and
  overseeing compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

On April 30, 2021, the Company established an Environmental, Health and Technical Advisory Committee to oversee capital projects and material transactions undertaken by the Company, its subsidiaries or its affiliates from an environmental, technical, financial and scheduling perspective and to be responsible for developing and monitoring standards for ensuring a safe and healthy work environment and to promote sustainable development.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, that prohibit companies from bribing or making other prohibited payments to public officials in order to obtain or retain an advantage in the course of business.

The Company has previously adopted a Code of Conduct, a Claw Back Policy, and a Whistle Blower Policy, amongst other customary codes and committees. During 2021 we established an Environmental, Health, Safety and Technical Committee comprised of cross-disciplinary directors.

We also adhere to the corporate governance policies of the TSX and the NYSE American.

C. Organizational Structure

The Company's material subsidiaries as at August 31, 2021 were comprised of one wholly-owned company, a 49.9% holding in a second company, a direct and indirect 50.02% holding in a third company all of which are incorporated under the company laws of the Republic of South Africa and a 53.7% holding in a fourth company incorporated in British Columbia. The following chart represents the Company's corporate organization as at the date of filing of this Annual Report:

Notes:

1. Remaining 46.3% interest owned by Anglo Platinum Marketing Ltd., a subsidiary of Amplats.

2. Remaining interest owned as to 12.195% by JOGMEC, 9.755% by Hanwa and 15.0% by Implats.

3. Remaining 50.1% interest owned by Mlibo Gladly Mgudlwa and Luyanda Mgudlwa. Qualified BEE company.

As at the date of filing of this Annual Report, the Company's only material mineral property is the Waterberg Project, which is comprised of two adjacent project areas formerly known as the Waterberg Joint Venture Project and the Waterberg Extension Project. The Waterberg Project is held by Waterberg JV Co., in which the Company is the largest owner, with a 50.02% beneficial interest, of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA's 49.9% interest in Mnombo, a BEE company which holds 26.0% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held as to 12.195% by a nominee of JOGMEC, 9.755% by Hanwa and 15.0% by Implats. PTM RSA is the operator of Waterberg JV Co.  Waterberg JV Co. and its shares are governed by a shareholders' agreement (the "Waterberg Shareholders Agreement") and its memorandum of incorporation. To cause the board of directors of Waterberg JV Co. to take action, PTM RSA must generally obtain the approval of the board representatives of at least one other shareholder, which may be Mnombo, in which the Company has a 49.9% interest. In addition, certain matters must be approved by a majority, 80% or 90% vote of the Waterberg JV Co. shareholders, depending on the matter, or, in certain cases, by specific shareholders. The Waterberg Shareholders Agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

D. Property, Plants and Equipment

Material Mineral Property Interests

Waterberg Project

The Waterberg Project is located 85 km north of the town of Mokopane (formerly Potgietersrus) in the province of Limpopo, South Africa, approximately 330 km NNE from Johannesburg.  Elevation ranges from approximately 880 to 1365 metres above sea level.

The property currently covers an aggregate total of 79,188 hectares and is approximately centred on UTM coordinate (Latitude 23°21′53" S, Longitude 28°48′ 23" E).  Of the total project area 20,532 hectares are covered by the Waterberg Mining Right.  A further 58,655 hectares are covered by active and applied for prospecting rights.  Waterberg JV Co. is currently in process to apply for closure on inactive prospecting rights located north of the known mineralized area.

On September 21, 2017, the Company completed the planned corporatization of the Waterberg Project by the transfer of all Waterberg Project prospecting rights held by PTM RSA on behalf of the joint venture participants into Waterberg JV Co.

Effective September 21, 2017, Waterberg JV Co. owned 100% of the prospecting rights comprising the entire Waterberg Project area and Waterberg JV Co. was owned 45.65% by PTM RSA, 28.35% by JOGMEC and 26% by Mnombo, giving the Company total direct and indirect ownership of 58.62% at that time.

On October 16, 2017, Implats entered into definitive agreements with the Company, JOGMEC, Mnombo and Waterberg JV Co., whereby Implats purchased shares of Waterberg JV Co. representing a 15.0% interest in the Waterberg Project from PTM RSA (8.6%) and JOGMEC (6.4%) for $30.0 million, giving the Company total direct and indirect ownership of 50.02%.

The Waterberg Project is located on a newly-discovered extension of the Northern Limb of the Bushveld Complex.  Amplat's Mogalakwena mine is a Platreef asset also located on the Northern Limb. A substantial portion of the Waterberg Project prospecting area remains unexplored.

The Waterberg Project is derived from a group of exploration projects that came from a regional target initiative by the Company conceived in 2007 and 2008. The Waterberg prospect targeted a previously unproven extension to the Northern Limb of the Bushveld Complex that was overlain by a sequence of sedimentary rocks. The Company selected this target from a list of new ideas provided by a team of South African geoscientists. Detailed geophysical and other work indicated potential for a package of Bushveld Complex rocks under the sedimentary Waterberg formation cover rocks. Previous mineral exploration activities in the area were limited due to the extensive sedimentary cover. Exploration by the Company therefore progressed through preliminary exploration activities to delineate initial drill targets to primarily drilling focused work now that a deposit has been discovered.

The Waterberg Project is managed and explored according to a joint Technical Committee (defined below) and is currently planned for development according to the objective of achieving a "best outcome" scenario for shareholders and stakeholders.

Technical Report -Waterberg DFS

Technical information in this Annual Report regarding the Waterberg Project is derived from the Waterberg DFS. In addition to the Waterberg DFS, a SAMREC 2016 compliant technical report has prepared and signed-off by the Independent Qualified Persons. The Independent Qualified Persons for the Waterberg DFS and the companion SAMREC technical report are Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd.; Gordon Ian Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.; and Michael Murphy, P. Eng. of Stantec Consulting Ltd.

The Waterberg DFS supersedes the Company's prior technical report, the October 2018 Waterberg Report, as well as the earlier 2016 pre-feasibility study, with respect to the Waterberg Project. Prior technical reports and studies relating to the Waterberg Project should no longer be relied upon.

The Waterberg DFS has been evaluated and prepared in accordance with NI 43-101 to comply with the requirements for a definitive feasibility study. The Waterberg DFS complies with disclosure and reporting requirements set forth in the TSX Manual, NI 43-101, Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101. The Waterberg DFS includes measured, indicated and inferred mineral resources. Only measured and indicated resources have been incorporated into the DFS mine plan and financial model. The reader is cautioned that all estimates of mineral resources have been prepared in accordance with NI 43-101 and the Company has not disclosed or determined any mineral reserves under SEC Industry Guide 7 standards.

The following summary is qualified in its entirety with reference to the full text of the Waterberg DFS, which is incorporated by reference herein. The use of "US$" in the Waterberg DFS denotes USD.

Readers are asked to note that the Waterberg DFS assumed a long-term exchange rate for the Rand to the U.S. Dollar of 15 to 1.  The Waterberg DFS also assumed a project schedule with a start date of January 2020.  A construction decision has not yet occurred and although some pre-production work is underway on the project, a formal start has not yet occurred as of the date of this Annual Report.

1. Waterberg Project Summary

(Excerpted from the Waterberg DFS)

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

The key outcome of the DFS is the development of one of the largest and lowest cash cost underground PGM mines globally.  The shallow, decline-accessed mine will be fully mechanized and produce approximately 4.8 million tonnes of ore and 420,000 combined ounces of Pd, Pt, Rh, and Au in concentrate per year at steady state.  The mine will produce for approximately 45 years.  Additional outcomes include:

• Estimated project capital of approximately Rand 13.1 billion (US$874 million) plus Rand 3.5 billion in capitalized operating costs to achieve 70% of steady-state production.

• Peak funding of Rand 9.26 billion (US$617 million).

• Payback period of approximately 11.4 years at 3-year average prices and 8.4 years at spot prices.

• After tax net present value (NPV) of Rand 5.62 billion (US$333 million) at an 8% discount rate (three-year average price US$931 per oz Pt, US$1 055 per oz Pd, US$1 930 per oz Rh, US$1 318 per oz Au, US$2.87 per pound Cu and US$5.56 per pound Ni, US$/Rand 15.95).

• After tax NPV of Rand 14.7 billion (US$982 million) at an 8% discount rate (spot prices September 4, 2019 - US$980 per oz Pt, US$1 546 per oz Pd, US$5 036 per oz Rh, US$1 548 per oz Au, US$2.56 per pound Cu and US$8.10 per pound Ni, US$/ZAR 15.00).

• After tax internal rate of return (IRR) of 13.3% (three year trailing average price).

• After tax IRR of 20.7% (Spot Prices September 4, 2019).

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

1.2.2 Holdings Structure

Platinum Group Metals (RSA) (Pty) Ltd (PTM RSA) is the operator of the Waterberg Project, with JV partners being Japanese Oil, Gas and Metals National Corporation (JOGMEC), Hanwa Co. (Hanwa), Impala Platinum Holdings Ltd (Implats) and Mnombo Wethu Consultants (Pty) Ltd. (Mnombo).  Figure 0-1 shows the holdings of the Waterberg Project.

Figure 0-1:  Waterberg Project Holdings

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

The management of the drilling programs, logging, and sampling were undertaken from multiple facilities: one at the town of Marken in Limpopo Province, South Africa, and the other on the farm Goedetrouw 366LR within the PR area, or at an exploration camp on the adjacent farm Harriet's Wish.

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

1.10 Mineral Resource Estimates

This report documents the Mineral Resource Estimate - effective date: 04 September 2019.  Infill drilling over portions of the Waterberg Project area and new estimation methodology made it possible to estimate a new Mineral Resource Estimate and upgrade portions of the Mineral Resource to the measured category.  All the JV partners were involved in the development of the latest Mineral Resource Model, appropriate cutoff grades, economic parameters, and Mineral Resource Model criteria.  It was determined in relation to basic working costs and in consideration of the overall resource envelope for the deposit, that at a 2.0 grams per tonne (g/t) cutoff grade, the deposit has a reasonable prospect of economic extraction.  The Mineral Resource Statement is summarised in Table 0-1.  For purposes of the DFS, sensitivity analysis and comparison to the 2016 PFS, which utilised a 2.5 g/t Pt, Pd, Rh, Au for the (4E) cutoff grade, a Mineral Resource Estimate at a 2.5 g/t cutoff grade is the preferred scenario as shown in Table 0-2.

Table 0-1:  Summary of Mineral Resource Estimate Effective 04 September 2019 on a 100% Project Basis at 2.0 g/t Cutoff

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

Table 0-2:  Summary of Mineral Resource Estimate effective 04 September 2019 on a 100% Project Basis at 2.5 g/t (4E) Cutoff

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

The estimated proven, probable, and total Waterberg Project Mineral Reserves at 2.5 g/t 4E cutoff effective as of 04 September 2019 are summarized in

Table 0-3, Table 0-4, and Table 0-5.

Table 0-3:  Proven Mineral Reserve Estimate at 2.5 g/t 4E Cutoff effective 04 September 2019

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

Table 0-4:  Probable Mineral Reserve Estimate at 2.5 g/t 4E Cutoff effective 04 September 2019

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

Table 0-5:  Total Estimated Proven and Probable Mineral Reserve at 2.5 g/t Cutoff effective as of 04 September 2019

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

• The South Complex that includes T Zone and F-South

• The Central Complex that includes F-Central

• The North Complex that includes F-North, F-Boundary North, and F-Boundary South

A plan view with the production areas projected to surface is shown in Figure 0-2 and a longitudinal view of the zones, looking approximately northwest (looking from the footwall), is shown in Figure 0-3.

Figure 0-2:  Surface Plan View Showing Mineral Resource Extents

Source:  Background - Google Maps

Figure 0-3:  Longitudinal View of Waterberg Complexes (Looking Northwest)

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

1.12.2 Mine Development

All decline and lateral excavations will be developed using drill and blast methods and mechanized diesel-powered mobile equipment.  A summary of the development totals by complex is included in Table 0-6 and the development profile is shown in Figure 0-4.

Table 0-6:  Development Quantities by Complex

Item	Central Complex (m)	South Complex (m)	North Complex (m)	Waterberg Total (m)
Decline	22 316	37 197	33 398	92 911
Lateral Sublevel and Infrastructure	160 963	112 766	225 750	499 479
Total	183 279	149 963	259 148	592 390

Figure 0-4:  Lateral Development Profile

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

The production plan focuses on optimizing the ramp-up period and maximizing productivity.  Each complex was scheduled independently as a stand-alone operation.  The breakdown of tonnes and grade recovered by mining approach and zone is summarised in Table 0-7.

Initial production will come from the simultaneous operation of the Central and South Complexes, with the North Complex phased in once production in the Central and South Complexes begins to ramp down.  There will be approximately five years of ramp up from the start of the decline development in 2021 to achieve sustainable 70% of steady-state production in January 2026.  Steady-state production of 400 ktpm will be achieved in Q1 2027 with 300 ktpm from the Central Complex and 100 ktpm from the South Complex.  Later in the mine life, the North Complex will ramp up to maintain 400 ktpm production.  The ramp-up and steady-state production tonnage profiles are shown in Figure 0-5 and Figure 0-6.

Table 0-7:  Life-of-Mine Production Summary

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

Notes:

  4E = PGE (Pt + Pd + Rh) and Au.
  Totals may not add due to rounding.

Figure 0-5:  Production Tonnage by Month during Ramp-up

Figure 0-6:  Annual Production Tonnage Profile

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

The plant production rate is aligned with mine production and plant production will commence in January 2024 with ramp-up continuing until steady state is reached December 2026 as indicated in Figure 0-7.

Figure 0-7:  Annual Mill Feed Profile Summary

The concentrate production and contained 4E elements approaching 425 000 ounces per annum is indicated in Figure 0-8 along with anticipated the base metal content in tonnes per annum (tpa).

Figure 0-8:  Annual Metal Production Summary

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

Metal price movements for the economic metals associated with the project (Pt, Pd, Rh, Au, Ni, and Cu) were reviewed for the preceding three years and show that there was a significant change in the market for the major contributors to income generation.  The metal prices for the period to 04 September 2019 normalised to 01 July 2019 are detailed in Table 0-8.

Table 0-8:  Pricing for all Economic Metals

Period	Pd	Pt	Au	Ni	Cu	Rh
	US$/oz	US$/oz	US$/oz	US$/tonne	US$/tonne	US$/oz
Three-year Trailing	$ 1 055	$ 931	$ 1 318	$ 12 248	$ 6 333	$ 1 930
Two-year Trailing	$ 1 174	$ 891	$ 1 322	$ 13 034	$ 6 530	$ 2 427
One-year Trailing	$ 1 338	$ 841	$ 1 318	$ 12 666	$ 6 146	$ 2 942
04 September 2019 Spot	$ 1 546	$ 980	$ 1 548	$ 17 855	$ 5 646	$ 5 036

Source - 'Johnson Matthey Metal Prices' BMO

Considering these metal prices and the production profile for the Waterberg Project, contributors to income are summarized in Table 0-9.  The first 13 years of the production profile is treating about 25% from the T Zone with a different prill spilt to the F Zone ore.

Table 0-9:  Economic PGEs and Base Metals for first 13 Years and Life of Mine

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

1.16 Environmental Studies, Permitting, and Social or Community Impact

In consultation with the community, the mine footprint was planned to exclude areas significant to the community, including prime grazing areas.

Table 0-10 shows key environmental and social licenses and permit applications are required for the Waterberg Project.

Table 0-10:  Status of Environmental Licenses and Permits Required for the Waterberg Project

License / Permit Application	Authority	Reference Number	Status
Mining Right (with Social and Labour Plan (SLP)	Department of Mineral Resources and Energy (DMRE)	LP 30/5/1/2/2 /2/10161MR	Granted
Environmental Authorisation (EA) [includes Environmental Impact Assessment (EIA) and Environmental Management Programme (EMPr) and Closure Plan]	DMRE	LP 30/5/1/2/2 /2/10161EM	Granted

Waste Management Licence	DMRE	LP 30/5/1/2/2 /2/10161MR	Submitted
Water Use Licence	DHSWA	CT11919	Approval to file application recorded October 7, 2019
Heritage Resources Consent for Development	South African Heritage Resource Agency (SAHRA)	LP 30/5/1/2/2 /2/10161MR - 12878	Submitted

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

1.17 Capital and Operating Costs

Capital costs to 70% of steady-state production are estimated predominantly in ZAR, with all cost estimates expressed in ZAR real July 2019 terms.  Modelled costs are converted to US$ at a long-term real exchange rate of 15.00 (ZAR/US$).  The real escalation of costs (in ZAR terms) is estimated to be offset, over time, by the future devaluation of the ZAR against the US$.  Estimated capital expenditure is R13 105 M for the Waterberg Project plus R3 453 M for capitalized operating costs to achieve the 70% of steady-state production as detailed in Table 0-11.

Table 0-11:  Waterberg Project Capital Cost

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

The overall life of mine capital expenditure profile for the Project is shown in Figure 0-9.

Figure 0-9:  Capital Expenditure Profile for Life of Mine

The LOM operating costs following achievement of 70% of steady-state production and excluding SIB expenditure is summarised in

Table 0-12.

Table 0-12:  Waterberg Project Operating Cost

Cost Area	LOM Average (ZAR/t milled)	LOM Average (US$/t milled)
Mining	R345	$23.01
Milling and Processing	R132	$8.79
Engineering and Infrastructure	R116	$7.76
General and Administration	R19	$1.25
Total On-site Operating Costs	R612	$40.80

The cash cost per 4E ounce is estimated at US$640 (spot prices) and US$554 (three-year trailing prices), respectively.  The cash cost includes the smelter discount as a cost, as well as byproduct credits from Cu and Ni sales; therefore, the indicated cash costs are dependent on the prevailing metal price assumptions as detailed in Table 0-13.

Table 0-13:  Waterberg Project Cash and All-In-Cost

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

• Completion of the 132 kV Bulk Electrical Supply - April 2022

• Start of Ore Processing in Concentrator- January 2024

• Achievement of 70% of Steady-state Capacity - September 2025

• Completion of Capital Period - December 2025

The project schedule is summarised graphically in Figure 0-10.

Figure 0-10:  High-level Implementation Schedule

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

• Integrated Water Use License (WUL) Application in compliance with the National Water Act.

• Integrated Waste Management License (WML) in compliance with the National Environmental Management Waste Act.

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

* * * * * *

Additional Information

During the twelve-month period ended August 31, 2021, the Waterberg Project incurred and capitalized a total of $3.7 million (year ended August 31, 2020 - $3.0 million) of exploration, engineering and development costs for the Waterberg Project, of which $0.2 million was 100% paid for by Implats with the remaining $3.5 million being covered on a pro-rata basis by the Company, Mnombo, JOGMEC and Implats.

At August 31, 2021, the Company had capitalized $44.0 million in accumulated net costs to the Waterberg Project. Total expenditures on the property since inception, and before cost reimbursements by other Waterberg Project Partners, are approximately $77.5 million.

The DFS was completed in September 2019 under the direction of the Technical Committee appointed by Waterberg JV Co. comprised of members representing the Company and all other Waterberg Project Partners - Implats, JOGMEC, Hanwa and Mnombo (the "Technical Committee").

Prior to completion of the DFS, an earlier mineral resource estimate was completed by an Independent Geological Qualified Person for the Waterberg Project in the October 2018 Waterberg Report. Subsequent to the completion of the October 2018 Waterberg Report, the joint venture, at the direction of its Technical Committee, completed a further 4,127 metres of infill drilling in 4 new drill holes targeting the T Zone. An additional 5 deflections from the mother holes were also drilled. A total of approximately 523 new assay samples were completed along with 101 QA/QC reference samples and quality control blanks. New assay data and geological information from this additional drilling was used to generate an updated mineral resource estimate (effective September 4, 2019), which was then utilized as an input to the DFS as reported in the Waterberg DFS.

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

Waterberg JV Co. applied for the Waterberg Mining Right in August 2018 and an EA in July of 2019. Detailed consultation with communities, local municipalities, the Limpopo Provincial government and South African national authorities was completed. The EA was granted on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed with the issue of the final EA on November 10, 2020. The Waterberg Mining Right was granted by the DMRE on January 28, 2021 and its notarial execution was completed on April 13, 2021.

Detailed infrastructure planning has commenced for the Waterberg Project. Detailed hydrological work and test drilling for water has also been completed to study the planned utilization of known sources for significant volumes of ground water. A co-operation agreement between Waterberg JV Co. and the local Capricorn District Municipality for the cooperative development of water resources has resulted in the identification of water supplies and the preliminary design of distribution infrastructure. Hydrological work has identified several large-scale aquifers and test drilling had indicated these are able to provide mine process and potable water for the Waterberg Project and local communities.  Test drilling of these water basins was completed in 2019 and 2020 and additional drilling is planned as a pre-implementation objective. An earlier work and drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district. Several boreholes proximal to the Waterberg Project identified large volumes of high mineral unpotable water not suitable for human consumption. Hydrological and mill process specialists investigated the use of this water as mine process water. In general, ground water resources identified proximal to the Waterberg Project have potential for usage for both mining and local communities.

The establishment of servitudes for power line routes and detailed planning and permitting for an ESKOM electrical service to the project is well advanced. Power line environmental and servitude work is being completed by TDxPower in coordination with ESKOM. TDxPower has progressed electrical power connection planning for approximately a 74 km, 137MVA, 132kV overhead line to the project.

DFS engineering work on the Waterberg Project included resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan in 2019 included the use of paste backfill in order to allow for a higher mining extraction ratio as mining can be completed next to backfilled stopes without leaving internal pillars. DRA Projects SA (Proprietary) Limited and Turnberry Projects (Pty) Ltd. were appointed for DFS work on metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting Ltd. was appointed for DFS work on underground mining engineering and design and reserve estimation. Charles Muller of CJM Consulting (Pty) Ltd. was appointed as Independent Geological and Geostatistical Qualified Person.

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

Geo-technical drilling of boxcuts/portals and along planned decline pathways, budgeted at approximately R 15 million, was not completed as a part of the 2020 Work Program as such work first required the grant of a mining right. Subsequent to the grant of the Waterberg Mining Right in early 2021, the above described program of geotechnical drilling was completed on the Waterberg Project during the months of July to October of 2021. The geotechnical drilling campaign consisted of 46 boreholes drilled along the planned centerline of two sets of twin declines and box-cut positions at an estimated cost of R 15.80 million.  Approximately 11 holes were drilled vertically, and the remaining holes were inclined out of the plane to intersect all possible discontinuities.  A total of 5,966 metres of drill core were recovered and a total of 2,696 metres of core were geotechnically logged from within the zone of interest.  All boreholes except those in the planned box-cut areas were backfilled with cement upon completion. Downhole geophysical surveys were conducted consisting of optical and/or acoustic televiewer and gamma probes as well as caliper probes. Three packer tests were conducted in boreholes where groundwater strikes were encountered. Core samples of all the major geotechnical units encountered were collected and subjected to laboratory testing.  The results of the drilling campaign confirm that the box-cut positions are in sandstone, and the central and southern declines transition from sandstone into a dolerite sill and back into sandstone before cutting into the igneous rocks of the Bushveld Complex.  In general, results are as expected, and the rock mass is competent.  Also as expected, some support will be required for both tunnel sets.  No problem areas, where special mining methods or non-standard support would be required, have been identified. Groundwater inflow is also not considered a risk. The standard practice of probe drilling ahead of decline tunnel development will be important to monitor rock quality and identify correct support standards ahead of development.  Geotechnical qualified persons monitoring the drill programme have stated that in general, the rock mass encountered along both decline routes can support the planned excavations with no major problem areas expected.  Additional work is also now underway related to environmental baseline studies and the surveying of infrastructure locations, roadways, power and water servitudes, etc. Final documentation for the application for a water use license is ready for filing with the Department of Water and Sanitation, subject to the Kgatlu community's landowners consent.

The Company is also assessing the possibility of constructing a dedicated furnace for the processing of Waterberg Project concentrate to produce an upgraded product for sale in the market without the need for treatment by a third party offtaker.  An internal pre-feasibility study for such a Waterberg matte furnace was completed for the Company by industry experts in late 2021.  The pre-feasibility study assesses the construction and operation of a 20 MW smelting furnace with two off air-blown converters capable of producing a matte suitable as feed to a standard base metal refinery in South Africa or elsewhere.  The Company is in process to complete further studies examining the optimal location for such a furnace as well as downstream marketing considerations, permitting and power and water requirements.  The Company is also researching the economic feasibility of acquiring an existing furnace in South Africa that may be refurbished and modified to process Waterberg Project concentrate.

Engineering refinement of steady state power requirements has resulted in a reduced demand of approximately 90MvA at steady state.  Bulk power design and costing work for steady state requirements has commenced.  ESKOM is engaged with project engineers to determine electrical power sources and availability.  A temporary power line for the construction period from the nearby grid at Bochum is being designed and costed.  Community engagement regarding power line routes and completion of an EIA for the power line routes is in process.

Non-Material Mineral Property Interests

The non-material mineral property interests of the Company include prospecting rights located in South Africa. These non-material property interests are not, individually or collectively, material to the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company's financial condition, changes in financial conditions and results of operations for each of the three years ended August 31, 2021 should be read in conjunction with our consolidated financial statements and related notes included therein included in this Annual Report at Item 18. The Company's consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following discussion contains Forward-Looking Statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such Forward-Looking Statements. See cautionary statements in "Forward-Looking Statements" at the beginning of this document.

Unless otherwise stated, all financial variations in this item are given on a reported basis.

A. Operating Results

Financial Overview

Year Ended August 31, 2021, Compared to Year Ended August 31, 2020

For the year ended August 31, 2021, the Company incurred a net loss of $13.1 million (August 31, 2020 - net loss of $7.1 million).  The loss in the previous comparable year was lower due to a $3.1 million realized gain on the expiry of warrants in the previous comparable year.  In the current year, share based compensation was $3.2 million (August 31, 2020 $1.6 million) with the increase due to an increased fair value of the options granted during the current year resulting from a higher share price at the grant date.  General and administrative expenses were $5.1 million (August 31, 2020 - $3.7 million) with the increase due mostly to a $0.83 million severance payment to the Company's former CEO pursuant to a formal separation agreement.  Interest expense of $5.1 million (August 31, 2020 - $5.5 million) was lower due to the reduction in debt during the current year.  The currency translation adjustment recognized in the period is a gain of $4.9 million (August 31, 2020 - $4.5 million loss) due to the Rand increasing in value relative to the U.S. Dollar during the current year.

Year Ended August 31, 2020, Compared to Year Ended August 31, 2019

For the year ended August 31, 2020, the Company had a net loss of $7.1 million (year ended August 31, 2019 - net loss of $16.8 million).  The loss in the current period is lower predominantly due to three items, i) a reduction in general and administrative costs from $4.7 million in 2019 to $3.7 million in 2020 due to reduced overall activity in the Company, ii) a reduction in interest expense from $8.4 million in 2019 to $5.5 million in the current year due to decreased debt outstanding, iii) the recognition of a gain of $3.2 million in the current year predominantly due to the gain recognized on expired warrants while in 2019 a loss of $2.7 million was recognized due to an increase in the value of the embedded derivatives in the Notes.  Other items include a foreign exchange gain of $0.7 million recognized in the current year (year ended August 31, 2019 - $1.0 million loss) due to an increase in the value of the Canadian Dollar relative to the US Dollar in the previous comparable period.  The currency translation adjustment recognized in the year is a $4.5 million loss (year ended August 31, 2019 - $0.1 million gain) due largely to the Rand decreasing in value relative to the U.S. Dollar.

Year Ended August 31, 2019, Compared to Year Ended August 31, 2018

For the year ended August 31, 2019, the Company had a net loss of $16.8 million (year ended August 31, 2018 - net loss of $41.0 million).  This lower loss in the current period is predominantly due to the Maseve Mine closure in the fourth quarter of fiscal 2017, resulting in care and maintenance costs of $14.4 million being recognized during fiscal 2018.  Other items include interest expense of $8.3 million in fiscal 2019 (August 31, 2018 - $18.4 million) with the decrease due to less debt outstanding in 2019.  A foreign exchange loss of $1.0 million was recognized in fiscal 2019 (year ended August 31, 2018 - $4.1 million loss), due to a larger decrease in the value of the Canadian Dollar relative to the U.S. Dollar in the previous comparable period.  During the year ended August 31, 2019, a loss of $2.7 million was recognized on the valuation of embedded derivatives whereas a gain of $3.7 million was recognized in fiscal 2018, due largely to the increase in market value of the Company's shares, which impacted the valuation of conversion options and warrants.  The currency translation adjustment recognized in fiscal 2019 was a gain of $0.1 million (year ended August 31, 2018 - $6.4 million gain) due largely to the Rand decreasing in value relative to the U.S. Dollar.  The Company consolidated its Common Shares on the basis of one new share for ten old shares (1:10), effective December 13, 2018.  See "Introduction - Share Consolidation" for further information.

Annual Financial Information

(In thousands of dollars, except for per share data)

	Year ended Aug 31, 2021	Year ended Aug 31, 2020	Year ended Aug 31, 2019
Interest income	$97(1)	$158(1)	$364(1)
Net loss	$13,063	$7,128	$16,776
Basic loss per share	$0.18(2)	$0.11(2)	$0.52(2)
Diluted loss per share	$0.18(2)	$0.11(2)	$0.52(2)
Total assets	$51,199	$37,415	$43,633
Long term debt	Nil	$19,337	$21,560
Short term debt	$9,088	Nil	Nil
Convertible Debt	$18,716	$17,212	$18,785
Dividends	Nil	Nil	Nil

Notes:

(1) The Company's only significant source of income during the years ending August 31, 2019 to 2021 was [interest income from cash on deposit in interest bearing accounts held by the Company].

(2) Basic loss per share is calculated using the weighted average number of Common Shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue Common Shares were exercised or converted to Common Shares. In periods when a loss is incurred, the effect of potential issuances of shares under issued and outstanding options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same. On December 13, 2018, the Company consolidated its Common Shares on the basis of one new share for ten old shares (1:10).  All information regarding the issued and outstanding Common Shares, options and weighted average number and per share information has been retrospectively restated to reflect the 2018 Share Consolidation.

Foreign currency fluctuations have not materially impacted the Company's results of operations in recent years.  Inflation in South Africa has been experienced in labour costs over recent years, with average inflation being at approximately 4.5% in 2018, 4.12% in 2019 and 3.22% in 2020. Due to the economic effects of the COVID-19 pandemic, average wages in South Africa declined marginally in 2020. The Company can provide no assurance that foreign currency fluctuations and inflation will not materially impact the Company in the future. See "Risk Factors". The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

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

South African Legislation and Mining Charter

The MPRDA, the Mining Charter 2018 and related regulations in South Africa require that Waterberg JV Co.'s BEE shareholders own a 26% equity interest in Waterberg JV Co. to qualify for the grant of the mining right. Within 5 years of the effective date of the mining right, this BEE shareholding must be increased to 30%. The DMRE obtained an exemption from applying the Generic BEE Codes under the BEE Act until October 31, 2016 and applied for a further extension until December 31, 2016. While this exemption was extended to December 31, 2016, no further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations. As a matter of practice, the DMRE has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes. See Item 4.B. - South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry, and -Mining Charter.

Material Mineral Property Interests - Waterberg Project

Waterberg Project - Activities subsequent to the year ended August 31, 2021

As of the date of this Annual Report, the Company, as operator of the Waterberg Project, continues to conduct pre-production site and engineering work, as well as work towards the completion and grant of all permits required for project commencement.

Subsequent to August 31, 2021, the geotechnical drilling program described below was completed.  Work now underway includes environmental baseline studies, locating of suitable aggregate material for road building and concrete purposes, and the surveying of infrastructure locations, roadways, power and water servitudes, etc.  Waterberg JV Co. received approval to apply for an integrated water use license from the DWS on October 7, 2019.  The application process requires the completion of several technical filings, which are expected to be submitted in November 2022.  After submission of all filings the approval process is normally about ten months in duration.

Waterberg Project - Activities in the year ended August 31, 2021

Planned geo-technical drilling of boxcuts/portals and along planned decline pathways budgeted at approximately R 15.0 million and proposed geological infill drilling budgeted at approximately R 12.0 million, was not completed as a part of the 2020 Work Program, as such work first required the grant of a mining right.  Subsequent to the January 28, 2021, grant of the Waterberg Mining Right, the planned geo-technical drilling was completed during the months of July to October of 2021 at a cost of approximately R 15.8 million. The geotechnical drilling campaign consisted of 46 boreholes drilled along the planned centerline of two sets of twin declines and box-cut positions.

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

On October 4, 2019, the Company announced positive results in the Waterberg DFS, including an updated mineral resource assessment on the Waterberg Project from additional drilling, effective September 4, 2019.  The Waterberg DFS was filed with the applicable regulatory authorities on October 7, 2019.  The DFS was formally approved by the shareholders of Waterberg JV Co. on December 5, 2019.  The Waterberg DFS estimated 6.44 million 4E ounces in the higher confidence measured category (versus 6.26 million 4E ounces in the October 2018 Waterberg Report). Mineral resources estimated in the combined measured and indicated categories, at a 2.5 g/t 4E cut-off grade, increased slightly to 26.35 million 4E ounces in 242.4 million tonnes at 3.38 g/t 4E (versus 26.34 million 4E ounces in 242.5 million tonnes at 3.38 g/t in the October 2018 Waterberg report). Inferred mineral resources at a 2.5 g/t 4E cut-off grade totaled 7.0 million 4E ounces (the same as in the October 2018 Waterberg Report). The updated measured and indicated 2019 mineral resource totaling 26.35 million 4E ounces is comprised of 63.0% palladium, 29.1% platinum, 6.4% gold and 1.5% rhodium. The T zone measured and indicated resources increased in grade from 4.51 g/t 4E in the September 2018 Waterberg Report to 4.53 g/t 4E in the Waterberg DFS. For more details about the Waterberg DFS see Item 4.D. - Property, Plant and Equipment - Technical Report - Waterberg.

The measured and indicated mineral resources in the Waterberg DFS were used for detailed mine planning in the DFS. The DFS was managed by Platinum Group and the Technical Committee including members from all joint venture partners.

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

Waterberg Projects - History of Acquisition

The Waterberg Joint Venture Project was originally comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane. The Waterberg Extension Project, adjacent to the north, included contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2.

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the "JOGMEC Agreement"), whereby JOGMEC could earn up to a 37% participating interest in the Waterberg Joint Venture Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC's expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling Rand 1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg Joint Venture Project until the completion of a DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the "2nd Amendment") whereby the Waterberg Joint Venture Project and the Waterberg Extension Project were to be consolidated and contributed into an operating company, Waterberg JV Co. At August 31, 2017, the Company held 45.65% of the Waterberg Project while JOGMEC held 28.35% and Mnombo held 26%. Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018, all of which had been funded by JOGMEC as of August 31, 2017. The Company remained the Waterberg Project operator under the 2nd Amendment.

On November 6, 2017, the Company (along with JOGMEC and Mnombo) closed the Initial Purchase with Implats and Implats acquired the Purchase and Development Option. Further details on this transaction can be found above.

On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding for the transfer of 9.755% of its 21.95% interest in Waterberg JV Co. to Hanwa, which was the result of Hanwa winning JOGMEC's public tender held on February 23, 2018. JOGMEC and Hanwa have implemented the transfer of interest to Hanwa, including Hanwa securing the right to a supply of certain metals produced at the Waterberg Project. JOGMEC has commenced a process to dispose of its remaining shareholding in Waterberg JV Co.

In July 2021, JOGMEC advised the Waterberg JV Co. partners that they would begin a process seeking tenders, first from Japanese companies, for the purchase of JOGMEC's 12.195% interest in the Waterberg Project. The division of JOGMEC that holds the shares in Waterberg JV Co. is limited by its mandate to only investing in exploration companies. With Waterberg JV Co. advancing to the development stage, JOGMEC must seek potential purchasers for its shares in Waterberg JV Co.  As of the date of this Form 20-F, JOGMEC has not advised the Waterberg JV Co. partners of any pending transaction. Should JOGMEC propose a sale of any or all of its interests in Waterberg JV Co. to a non-Japanese company, PTM and Mnombo would have pro rata rights of first refusal to acquire a portion of the shares proposed for sale at the proposed sale price.

As of the date of filing of this Annual Report, Waterberg JV Co. owns 100% of the Waterberg Mining Right and prospecting rights comprising the entire Waterberg Project area. Waterberg JV Co. is owned 37.05% by PTM RSA, 12.195% by JOGMEC, 9.755% by Hanwa, 26% by Mnombo and 15% by Implats, giving the Company total direct and indirect ownership of 50.02% of the Waterberg Project.

Non-Material Mineral Property Interests

The non-material mineral property interests of the Company include minor property interests in Canada and in South Africa. These property interests are not, individually or collectively, material to the Company. All non-material properties have been written off.

Maseve - Sale in Fiscal 2018 to RBPlat

On September 6, 2017, the Company entered into a term sheet to sell all rights and interests in Maseve to RBPlat in an overall transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat ordinary shares, as valued on September 6, 2017 (the "Maseve Sale Transaction").

Definitive legal agreements for the Maseve Sale Transaction were executed on November 23, 2017. The Maseve Sale Transaction was a singular transaction planned to close in two stages. Conditions precedent to the first stage sale of the concentrator plant and certain surface assets of the Maseve Mine (the "Plant Sale Transaction") were fulfilled on February 14, 2018 and a deposit in escrow paid by RBPlat of Rand 41.37 million (approximately $3.5 million at that time) was released to the Company on March 14, 2018. An amount of Rand 1.29 million ($107,755) from the release of the escrow deposit was paid to reduce the 2015 Sprott Facility (defined below) and the balance was used to settle certain outstanding contractor claims in South Africa.

On April 5, 2018, RBPlat tendered the Rand equivalent of $54.5 million as final payment for the Plant Sale Transaction. Proceeds from the Plant Sale Transaction were utilized to fully repay $46.98 million in secured debt due to Sprott pursuant to a $40 million principal loan facility drawn by the Company in November 2015 (the "2015 Sprott Facility"). The repayment to Sprott consisted of the outstanding principal amount of $40.0 million, a bridge loan of $5.0 million and all accrued interest and fees of approximately $1.98 million. Remaining proceeds from the Plant Sale Transaction were utilized to partially repay the Company's former $40 million principal secured loan facility (the "LMM Facility") with LMM. Later, on April 10, 2018 the Company received a foreign exchange rate variance amount of Rand 3.26 million from RBPlat, which was exchanged for $270,000 and also remitted to partially repay the LMM Facility.

On April 26, 2018, stage two of the Maseve Sale Transaction closed when RBPlat released 4.87 million RBPlat common shares from escrow to PTM RSA and Africa Wide, worth approximately $9.0 million at that time, for the purchase of 100% of the issued and outstanding common shares of Maseve. A final required cash payment was made to PTM RSA on May 29, 2018, funded by the release of Maseve's Rand 58 million environmental bond, valued at $4.6 million when released. The Company's 4.52 million RBPlat shares were sold on December 14, 2018 and net proceeds of $8.0 million were paid to LMM against the LMM Facility on January 11, 2019.

B. Liquidity and Capital Resources

The Company's working capital is currently a direct result of the excess of funds raised from the sale of equity shares over expenditures for operating costs, engineering costs, exploration costs as well as administrative expenses.  The working capital balance at the end of the following periods were: August 31, 2021: $-23.6 million; August 31, 2020: $-2.4 million; and August 31, 2019: $-0.5 million.  Included in the calculation of the working capital balance at August 31, 2021 is the 2019 Sprott Facility and the Notes, both of which mature in the fourth fiscal quarter of 2022.

Cash and cash equivalents at August 31, 2021 totaled $6.3 million; compared to August 31, 2020, $1.3 million and August 31, 2019, $5.6 million. The cash and cash equivalents are attributable primarily to the issue of debt or share capital. Aside from cash and cash equivalents, the Company had no material unused sources of liquid assets at August 31, 2020, 2019 or 2018.

As described elsewhere in this Annual Report, various legal, contractual or economic restrictions may affect the ability of the Company's subsidiaries to transfer funds to the Company as needed to satisfy the Company's obligations.

For information on the Company's borrowings and related maturity dates as of August 31, 2021, see "Item 18 - Financial Statements", Note 6 and Note 7.

Except in the case of JOGMEC's $20 million funding commitment, which was fully paid and applied to project costs by March of 2018, funding of Waterberg Project costs is generally required to be provided by Waterberg JV Co. shareholders on a pro rata basis. See "Item 4.B. - Principal Product - Implats Transaction".  For anticipated Waterberg Project capital expenditures, see "Item 4.D. - Material Mineral Property Interests - Waterberg Project Summary (Excerpted from the Waterberg DFS)".

Subsequent to the completion and approval of the DFS, the 2020 Work Program for the Waterberg Project was funded by Implats from February 1, 2020 until September 15, 2020 and completed optimization and risk mitigation studies at a cost of Rand 24.7 million.  "See Item 4. D. - Property, Plants and Equipment - Additional Information".

A base case budget, commencing September 16, 2021, for pre-production work on the Waterberg Project in fiscal 2021 was approved by the board of directors of Waterberg JV Co. in August 2020 at Rand 45.1 million, to be increased by an additional budget of R 31.7 million subject to the grant of a Mining Right, all to be funded by Waterberg JV Co. shareholders on a pro rata basis. By August 31, 2021, an amount of approximately R 43.4 million was spent against the total budget of R 75.8 million.

In July 2021, the Board of Waterberg JV Co. approved an extension of the fiscal 2021 budget to December 31, 2021 at Rand 43.9 million to enable certain pre-production work to be completed which could not commence in time for completion in fiscal 2021. The Company plans to fund its share of pre-production Waterberg costs from the proceeds of recent equity financings as described below at "Item 5. - B. Liquidity and Capital Resources - Equity Financings".

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

Going Concern

The Company currently has limited financial resources and has no sources of operating income at present. The Company had a working capital deficit of $23.6 million at August 31, 2021, including $19.99 million of indebtedness for the Notes, which mature on July 1, 2022, and for $9.4 million pursuant to the 2019 Sprott Facility, which matures on August 14, 2022.  As of the date of this Form 20-F a principal amount of $3.6 million remains outstanding pursuant to the 2019 Sprott Facility.  The Company also has optional commitments for its ongoing share of approved budgets to fund the Waterberg Project (as described above at Item 5. B. "Liquidity and Capital Resources") and to fund ongoing research and development by FIU on behalf of Lion Battery (as described below at Item 5 C. "Research and Development, Patents and Licences, etc.").  A failure by the Company to fund its share of such ongoing commitments may result in the dilution of its interests in either the Waterberg Project or Lion Battery.  For further details of the Company's commitments at August 31, 2021 see note 11 to the Company's audited consolidated financial statements listed in Item 18 hereof and filed as part of this Annual Report.  The Company's ability to continue operations in the normal course of business will depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, sale of assets and strategic partnerships.  Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

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

On August 21, 2019, the Company announced the closing of a previously announced bought deal financing with BMO in the United States under which the Company sold 8,326,957 Common Shares at a price of $1.25 per Common Share for gross proceeds of approximately $10.4 million. The Company also closed a private placement with LMM for 7,575,758 Common Shares at a price of $1.32 per Common Share for gross proceeds of $10.0 million and a private placement with Deepkloof for 6,940,000 Common Shares at a price of $1.32 per Common Share for gross proceeds of approximately $9.2 million. The Company used a portion of the $29.6 million in gross proceeds from share sales described above together with a $20.0 million advance under its new 2019 Sprott Facility to fully repay $43.0 million in outstanding principal and accrued interest due under the LMM Facility.

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

On September 4, 2020, the Company entered into the Sales Agreement with BMO whereby the Company could sell its Common Shares from time to time for up to $12.0 million in aggregate sales proceeds through the Company's 2020 ATM.  At the conclusion of the trading day on November 30, 2020, the Company had sold 5,440,186 common shares at an average price of $2.2055 for gross proceeds of $12.0 million, thereby completing the 2020 ATM.  Net proceeds after commissions and fees amounted to $11.7 million.

On October 15, 2020, the Company announced the closing of a non-brokered private placement with HCI of 1,146,790 Common Shares at a price of $2.18 per Common Share for gross proceeds of $2.5 million.

On December 8, 2020, the Company announced the closing of a non-brokered private placement with HCI of 1,121,076 Common Shares at a price of $2.23 per Common Share for gross proceeds of $2.5 million.

On February 5, 2021, the Company entered into an Equity Distribution Agreement with BMO to sell its Common Shares from time to time for up to $50.0 million in aggregate sales proceeds through the Company's 2021 ATM.  As of November 24, 2021, the Company has issued a total of 6,936,238 Common Shares at an average price of $3.26 pursuant to the 2021 ATM for net proceeds of $22.06 million after fees and expenses of $0.57 million.

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

Subject to certain exceptions, the Notes are convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, Common Shares, or a combination of cash and Common Shares. The initial conversion rate of the Notes was 1,001.1112 Common Shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Common Shares of $0.8686 per share on June 27, 2017. The conversion rate is subject to adjustment upon the occurrence of certain events. After giving effect to the 2018 Share Consolidation, the conversion rate is 100.1111 per $1,000 which is equivalent to a conversion price of approximately $9.989 per Common Share. If the Company pays interest in Common Shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the Common Shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the Common Shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the Common Shares are then listed or admitted for trading. Due to a limitation on conversion contained in the indenture governing the Notes, dated June 30, 2017 between the Company and The Bank of New York Mellon (the "Indenture"), no more than 361,312 Common Shares may be issued in settlement of interest payments pursuant to the convertible notes due after July 2, 2021.

On July 26, 2017, one holder converted $10,000 of Notes into 1,319 Common Shares, leaving a principal balance of $19.99 million in Notes outstanding. On January 2, 2018, the Company issued 244,063 Common Shares in settlement of $0.69 million of bi-annual interest payable on Notes.  On July 3, 2018, the Company issued 757,924 Common Shares in settlement of $0.72 million of bi-annual interest payable on Notes. On January 2, 2019, the Company issued 545,721 Common Shares in settlement of $0.69 million of bi-annual interest payable on Notes. On July 1, 2019, the Company paid $0.69 of bi-annual interest payable on Notes in cash. On January 1, 2020, the Company issued 517,468 Common Shares in settlement of $0.69 million of bi-annual interest payable on Notes. On July 1, 2020, the Company issued 526,471 Common Shares in settlement of $0.69 million of bi-annual interest payable on Notes. The Company paid $0.69 million in cash for bi-annual interest payable on the Notes on both December 29, 2020 and June 28, 2021.  Approximately 40% of all Notes interest described above was paid to Major Shareholder, Franklin Advisers, Inc.

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

Prior to July 1, 2018, the Company could not redeem the Notes, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. On or after July 1, 2018 and before July 1, 2019 the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020 the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2020, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

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

2019 Sprott Facility

The 2019 Sprott Facility is a credit agreement with Sprott and the Sprott Lenders pursuant to which the Sprott Lenders provided a $20.0 million principal amount senior secured credit facility advance to the Company. The original maturity date of the 2019 Sprott Facility was August 14, 2021. The Company had the option to extend the maturity date by one year in exchange for a payment in Common Shares or cash of three percent of the outstanding principal amount of the 2019 Sprott Facility two business days prior to the original maturity date.  The Company elected to extend the maturity date by one year to August 14, 2022 on $10 million and paid a $0.3 million cash to Sprott as the required fee.  The amounts outstanding under the 2019 Sprott Facility will continue to bear interest at a rate of 11.00% per annum, compounded monthly.  At August 31, 2021 $9.4 million was outstanding on the Sprott Facility. At the time of writing this Form 20-F a principal amount of $3.6 million remains outstanding on the Sprott Facility.

Monthly interest payments totaling $1.59 million were paid to Sprott in the year ended August 31, 2021, with a further $0.17 million in interest paid subsequent to year end.   The Sprott Facility requires a cash sweep of 50% of the Company’s net proceeds from equity offerings or new debt securities be applied to repayment of the Sprott Facility.  However, from the aggregate net proceeds of the 2020 ATM, the October 2020 Private Placement and the December 2020 Private Placement, Sprott allowed the Company to pay Sprott a reduced amount of $4.8 million, with the balance of what would otherwise be due to Sprott of $3.39 million being retained by the Company for working capital and to settle $2.89 million of deferred bank advisory fees. Looking forward, 50% of the net proceeds from the 2021 ATM are to be repaid to Sprott.

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

Bank Advisory Fees

BMO Nesbitt Burns Inc. ("BMO") and Macquarie Capital Markets Canada Ltd. ("Macquarie") have provided strategic advisory services to the Company.  Effective October 22, 2018 the formal agreement between the Company and Macquarie was terminated by mutual consent.  Pursuant to the transaction related to the sale of Maseve and the Implats Initial Purchase, BMO and Macquarie earned aggregate advisory fees of approximately $3.8 million.  In October 2017, the Company paid BMO and Macquarie an aggregate of $1.0 million after the closing of the Implats Initial Purchase and also agreed to pay the remaining balance of approximately $2.89 million as soon as practicable following the final repayment of all secured debt.  On November 30, 2020 the balance of deferred 2017 bank advisory fees due to BMO and Macquarie was paid in full.

Accounts Receivable and Payable

Accounts receivable at August 31, 2021 totaled $0.3 million (August 31, 2020 totaled $0.2 million) being comprised mainly of South African value added taxes refundable receivable in the current period.  2021 ATM offering proceeds receivable totaled $0.2 million (August 31, 2020 totaled nil).  Accounts payable and accrued liabilities at August 31, 2021 totaled $2.5 million (August 31, 2020 totaled $1.4 million) with the majority of payables due on expenditures for the Waterberg Project.

C. Research and Development, Patents and Licences, etc.

We do not directly engage in research and development activities. A subsidiary of the Company is investing in research and development.

On July 12, 2019, the Company, together with an affiliate of Amplats, launched a new venture through a jointly owned company, Lion Battery, to accelerate the development of next generation battery technology using platinum and palladium.  The Company received 400,000 common shares of Lion Battery, valued at a price of $0.01 per share, as the original founder.  Both the Company and Amplats are to equally invest up to an aggregate of $4.0 million into Lion Battery, of which approximately $1.0 million would be for general and administrative expenses and the commercialization of the technology developed, subject to certain conditions.  All funding into Lion Battery by the Company or Amplats is to be in exchange for preferred shares of Lion Battery at a price of $0.50 per share over an approximate three to four year period.

On July 12, 2019, the Company and Amplats each invested $550,000 as a first tranche of funding into Lion Battery in exchange for 1,100,000 Lion preferred shares each.  In June 2020, the Company and Amplats each invested $350,000 as a second tranche of funding in exchange for 700,000 Lion Battery preferred shares each.  In January 2021, Amplats and the Company each invested $350,000 as a third tranche of funding in exchange for 700,000 Lion Battery preferred shares each.  At August 31, 2021 the Company owned a 53.70% interest in Lion Battery.

On July 12, 2019, Lion Battery entered into the SRA  with Florida International University ("FIU") to fund a $3.0 million research program over approximately a three-year period utilizing platinum and palladium to unlock the potential of Lithium Air and Lithium Sulphur battery chemistries to increase their discharge capacities and cyclability.  Under the Sponsored Research Agreement, Lion Battery will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  The first tranche of funding by Lion to FIU, totaling $1.0 million plus a one-time fee of $50,000, was paid by Lion Battery in mid July 2019, with a second tranche of $666,667 funded in June 2020.  A third tranche of funding by Lion Battery to FIU of $666,667 was completed in February 2021.  Lion Battery has provided aggregate research funding in the amount of $2.38 million to FIU as of August 31, 2021.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this work was issued in December 2020 and a third was issued on June 15, 2021.  Further patents are currently applied for.  Under the Sponsored Research Agreement, Lion Battery has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion Battery is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

On July 6, 2021 the Company and Anglo amended the original Lion Battery investment agreements to allow for up to $2.73 million of additional funding to Lion, bringing the total possible funding up to $6.73 million, in order to accelerate research and development efforts at FIU.  If the Company should fail to contribute its share of a required subscription to Lion, it would be in breach of its agreement with Lion Battery and its interest in Lion Battery may be subject to dilution.

D. Trend Information

The Company's key business objective is to advance the Waterberg Project to the completion of financing and a construction decision.

The Waterberg DFS was formally delivered to all of the Waterberg Project owners on October 4, 2019, as required under the Waterberg Shareholders Agreement. The shareholders of Waterberg JV Co. formally approved the Waterberg DFS on December 5, 2019.

An EA was granted for the Waterberg Project on August 12, 2020, subject to a public notice period and finalization of issues raised by affected parties, which process was completed with the issue of the final EA on November 10, 2020.

The Waterberg Mining Right was granted by the DMRE on January 28, 2021 and its notarial execution was completed on April 13, 2021.

On July 6, 2021, Waterberg JV Co. completed the registration of the Waterberg Mining Right at the Mineral and Petroleum Titles Registration Office.

The Company has submitted formal rebuttals to the Appeals and court actions filed by a number of local groups of individuals in opposition to the grant of the Waterberg Mining Right.  The Company believes that all requirements specified under the MPRDA have been complied with and that DMRE had properly granted the Waterberg Mining Right.  The Waterberg Mining Right remains active.

Market interest in palladium and in PGMs in general has been strong in recent years and the market price for PGMs was generally increasing until early 2021.  A global shortage in semiconductor chips in 2021 resulted in a material reduction in the global production of automobiles, resulting in a concurrent fall in demand for the use of PGMs in automotive catalytic converters.  At the time of writing this Form 20-F metals prices have decreased from recent highs as follows:

PGM	Recent High Price	Date	Current Price	Date	Variance
Platinum	$1,311	Feb 13, 2021	$1,087	Nov 15, 2021	$224
Palladium	$2,981	May 3, 2021	$2,092	Nov 15, 2021	$889
Rhodium	$29,800	Mar 23, 2021	$13,500	Nov 15, 2021	$16,300
Gold	$2,067	Aug 7, 2020	$1,862	Nov 15, 2021	$205

After a recovery in semiconductor chip production, we expect a medium-term recovery in the market for PGMs based on projections for strong car sales in China, where the largest amount of palladium and rhodium are used, the potential for the emergence of a hydrogen-based economy and the concurrent use of PGMs, as well as the potential for the use of PGMs in new lithium battery technologies.  As the world seeks to decarbonize and look for solutions to climate change, the unique properties of PGMs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation.

Looking farther ahead, the penetration of battery electric power trains into the production and sales of automobiles, resulting in a decline in the demand for PGMs in internal combustion engine automobile catalytic converters, is expected to negatively impact markets for PGMs.  The future use of PGMs in hydrogen fuel cells and other clean energy technologies may offset some or all of the negative impact caused by the penetration of battery electric power trains into the production and sales of automobiles.

Although to date the Company has not experienced a material negative impact to its business as a result of the COVID-19 pandemic, because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the future impact of the pandemic on the Company's business. However, these effects could have a material impact on the Company's operations, and the Company will continue to monitor the COVID-19 pandemic situation closely.

The Company is aware of the global effort to fight climate change and the possible impact of future legislation and regulation designed to reduce carbon emissions and the impact of climate change.  Waterberg JV Co. has conducted preliminary studies to assess the possible use of battery electric powered underground mining equipment at the Waterberg Mine as a means to mitigate and reduce the mine's production and release of GHG emissions.  Joint venture partner Implats recently advised the Company of their intention to complete a study and assessment of the carbon emissions that would be produced by the Waterberg Mine.

Factors which may have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition are set forth in Item 3.D.- Risk Factors".

E. Critical Accounting Estimates

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the Company's current directors and executive officers, with each position and office held by them.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Name and Place of Residence	Position	Age	Date First Elected or Appointed
FRANK HALLAM British Columbia, Canada	Director Interim President and Chief Executive Officer	61	February 18, 2002 July 29, 2021
DIANA WALTERS (1)(2)(3)(4)(5) Houston, Texas, USA	Director	58	July 16, 2013
TIMOTHY MARLOW (2)(3)(4)(5) British Columbia, Canada	Director	77	June 15, 2011
JOHN A. COPELYN Cape Town, South Africa	Director	71	May 15, 2018
STUART HARSHAW (2)(3)(4)(5) Ontario, Canada	Director	54	April 15, 2019
GREGORY BLAIR North Vancouver, BC	Interim Chief Financial Officer	44	July 29, 2021

Notes:

(1) Chairperson of the Board

(2) Member of the Audit Committee of the Company (the "Audit Committee")

(3) Member of the Compensation Committee of the Company (the "Compensation Committee")

(4) Member of the Governance and Nomination Committee of the Company (the "Governance and Nomination Committee")

(5) Member of the Environmental, Health, Safety and Technical Advisory Committee of the Company (the "EHST Committee")

Frank Hallam

Mr. Hallam, 61, was the original founder of New Millennium Metals Corp, a predecessor company to Platinum Group Metals Ltd and the Company's Chief Financial Officer and Corporate Secretary from February 11, 2003 to July 29, 2021. Mr. Hallam has extensive operating and financial experience at the senior management level with several TSX and NYSE listed resource companies and has over twenty-seven years of experience working in East and South Africa. In his role as CFO and director with Tan Range Exploration he set up and administered exploration offices in Tanzania, Ethiopia and Eritrea, among others. Mr. Hallam has been involved in raising over $1 billion for exploration, mining development and production and has been involved in negotiating and managing property deals with Anglo Platinum Ltd., Barrick Gold Corporation, Johannesburg Consolidated Investments and Newmont Mining Corporation. Mr. Hallam was a co-founder and director of West Timmins Mining that was purchased by producing company Lake Shore Gold Corp. in 2009, where he served as a director until April 2016. Mr. Hallam was a co-founder and former director until 2014 of MAG Silver Corp. Mr. Hallam also serves as CFO and Corporate Secretary of WVM. Mr. Hallam previously served as an auditor in the mining practice of Coopers and Lybrand. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Diana Walters

Ms. Walters, 58, has over thirty years of experience in the Natural Resources sector, as an equity investor,  investment banker and in operating roles. She is the former President of LMM and was a Managing Partner of Eland Capital, LLC, a Natural Resources advisory firm. Ms. Walters has extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. Ms. Walters graduated with honors from the University of Texas at Austin with a BA in Plan II Liberal Arts and an MA in Energy and Mineral Resources. Ms. Walters also currently serves on the board of  Atmos Energy Corporation and Trilogy Metals Inc.

Timothy Marlow

Mr. Marlow, 77, has over thirty-six years of mining engineering and mine operating experience in North America, South America, Africa and Asia. His mining and project experience spans the world with specific African experience in Ghana and Zambia. Mr. Marlow is President of Marlow & Associates since 1995 and was President of Philippine Gold Consulting LLC from 1995 - 2014. Mr. Marlow is a graduate of the Camborne School of Mines and is registered as a CEng, Registered Charter Engineer in the UK. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining.

John A. Copelyn

Mr. Copelyn, 71, has been CEO of HCI since joining in 1997. Prior to this, he was a member of the South African parliament and general secretary of the Southern African Clothing and Textile Workers' Union. Mr. Copelyn is also Chairman of E Media Holdings Ltd., a JSE listed company that comprises some of the leading media companies in South Africa, Tsogo Sun Holdings Ltd., which owns and operates hotels and casinos and is listed on the JSE, Deneb Investments Ltd., an investment holding company with interests in textile manufacturing and property investments and Niveus Investments Ltd., an investment holding company.

Stuart Harshaw

Mr. Harshaw, 54, is a seasoned professional with a successful career in the global mining industry with Vale SA and Inco Ltd, where, among other things, he was Vice President of Ontario Operations in charge of operating six underground mines, a portfolio of processing and refining facilities in Canada and Asia, as well as marketing and sales of a broad range of concentrates and finished metals worldwide.

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

Gregory Blair

Mr. Blair, 44, was appointed Interim Chief Financial Officer on July 29, 2021 and has been with Platinum Group since 2010 in various roles, most recently as Financial Controller, while also holding the same position at WVM. Prior to working at Platinum Group, Mr. Blair worked at a public accounting firm on public company (mainly mining) audits. Mr. Blair is a Chartered Professional Accountant (Chartered Accountant) and holds a degree in Economics from Simon Fraser University while also having completed the Canadian Securities Course.

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

Mr. Hallam was a director of Nextraction Energy Corp. ("Nextraction") until May 14, 2020.  Nextraction was previously subject to Cease Trade Orders ("CTOs") issued by the Alberta Securities Commission ("ASC") and the British Columbia Securities Commission ("BCSC") in May 2015 for failure to file annual audited financial statements, annual management's discussion and analysis, and certification of annual filings for the year ended December 2014. The CTOs were revoked by both the ASC and the BCSC in February 2019 following the filing of all required financial and continuous disclosure documents by Nextraction.

Ms. Walters was previously a director of Alta Mesa Resources, Inc. ("AMR"), an independent energy company focused on the development and acquisition of unconventional oil and natural gas reserves in the Anadarko Basin in Oklahoma.  On September 11, 2019, AMR announced that AMR and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas in order to allow AMR to reorganize its capital structure.  On June 10, 2020 Ms. Walters advised the Company that her duties as a board member of AMR had ended, and that AMR had completed its bankruptcy reorganization process.

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

B. Compensation

The following table sets forth all compensation paid or accrued by the Company to its directors and members of its administrative, supervisory or management bodies for the year ended August 31, 2021.

		Annual			Long Term
		Compensation		Other Annual	Compensation(1)			All Other
Name and		Salary	Bonus	Compensation	Options	RSUs	DSUs	Compensation
Principal Position	Year	($)	($)	($)	(#)	(#)	(#)	($)
Frank Hallam (2) Director and Interim President and CEO; and former CFO and Corp. Sec.	2021	413,265	27,979	Nil	450,000	54,000	N/A	Nil
R. Michael Jones (3) Former Director, President and CEO	2021	389,370	31,526	Nil	500,000	60,000	N/A	828,000 (9)
Diana Walters (4) Chairperson and Director	2021	N/A	N/A	65,593	Nil	N/A	Nil	Nil
Timothy Marlow (4) Director	2021	N/A	N/A	59,801	Nil	N/A	Nil	Nil
John Copelyn (5) Director	2021	N/A	N/A	49,834	Nil	N/A	Nil	Nil

		Annual			Long Term
		Compensation		Other Annual	Compensation(1)			All Other
Name and		Salary	Bonus	Compensation	Options	RSUs	DSUs	Compensation
Principal Position	Year	($)	($)	($)	(#)	(#)	(#)	($)
Stuart Harshaw (4) Director	2021	N/A	N/A	59,617	Nil	N/A	Nil	Nil
Enoch Godongwana (6)(7) Former Director	2021	N/A	N/A	6,352	Nil	N/A	Nil	Nil
Gregory Blair (8) Interim CFO	2021	108,055	9,458	Nil	52,500	14,000	N/A	Nil

Notes:

(1) For additional details, see Item 6.E. Share Ownership.

(2) Ceased to be CFO and Corporate Secretary of the Company on July 29, 2021

(3) Ceased to be a director, President and CEO of the Company on July 29, 2021

(4) Fees paid as to 50% in cash and 50% in deferred share units ("DSUs") granted under the DSU Plan (defined below).

(5) Fees paid as to 100% in DSUs.

(6) Fees paid as to 80% in cash and 20% in DSUs.

(7) Served as a director of the Company from June 21, 2021 to August 6, 2021.

(8) Appointed Interim CFO on July 29, 2021.

(9) Severance payment made to the Former CEO of the Company pursuant to a formal separation agreement.

During the year ended August 31, 2021 no amounts were set aside for the foregoing persons to provide pension, retirement or similar benefits.

Deferred Share Unit Plan

The Deferred Share Unit Plan (the "DSU Plan") permits directors who are not salaried officers or employees of the Company or a related corporation (referred to as "Eligible Directors") to convert into DSUs the fees that would otherwise be payable by the Company to them relating to future services for their participation on the Board and on committees of the Board, including all annual retainers and amounts that would be payable for serving as the Chair of the Board and/or as a chair of a committee of the Board (excluding any reimbursement of expenses) (the "Board Fees"). Only Eligible Directors are permitted to participate in the DSU Plan.  The DSU Plan is administered by the Board, or such other persons as may be designated by the Board from time to time, through the recommendation of the Compensation Committee (the "DSUP Administrators").

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

Except with respect to U.S. Eligible Directors (defined below) a DSU Participant (or the DSU Participant's legal representative, as the case may be) will be permitted to redeem his or her vested DSUs no earlier than following Termination of Board Service (and termination of service as a salaried officer or employee, if applicable) by giving written notice to the Company to redeem on one or more dates specified by the DSU Participant (or the DSU Participant's legal representative, as the case may be), which dates shall not, in any event, be earlier than the tenth day following the release of the Company's quarterly or annual financial results immediately following such termination, or later than December 1 of the first calendar year commencing after the time of such termination. The DSUs of an Eligible Director who is a citizen or resident of the United States, as defined in the Code, and any other Eligible Director who is subject to tax under the Code with respect to DSUs granted pursuant to the DSU Plan (each, a "U.S. Eligible Director") will be redeemed during the calendar year following the year in which the U.S. Eligible Director experiences a "separation from service" (as defined in the Code) on a date selected by the Company. Upon redemption of DSUs, the Company will pay to the DSU Participant (or the DSU Participant's legal representative, as the case may be) a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by the market value of a Common Share on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any DSU Participant to acquire Common Shares in connection with the redemption of vested DSUs under the DSU Plan.

The DSU Plan also contains provisions that apply to DSU Participants who are subject to tax in both the United States and Canada. For such DSU Participants, in limited circumstances specified in the DSU Plan where there is a conflict in the requirements of U.S. tax laws and Canadian tax laws, the relevant DSUs will be forfeited.

C. Board Practices

Following the resignations of R. Michael Jones and Enoch Godongwana as directors of the Company on July 29, 2021 and August 6, 2021, respectively, the Board determined the number of directors at five (5) and currently consists of five (5) directors. Each current director was elected at the Company's annual meeting of shareholders held on February 18, 2021.  Each director elected or appointed holds office until the next annual meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company (the "Articles") or the provisions of the BCBCA.  See "Directors and Senior Management" for the dates on which its current directors were first elected or appointed.

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

Agreements with Executive Officers

The following sets forth the plans or arrangements in respect of remuneration for the Company's Interim President and Chief Executive Officer and Interim Chief Financial Officer in respect of compensation to such officer in the event of termination of employment (as a result of resignation, change of control or change of responsibilities).

Frank R. Hallam, our Interim President and Chief Executive Officer(2) ( "Hallam"), has an annual base salary of CAD$475,000, and is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.  Pursuant to the terms of Hallam's employment agreement, dated July 5, 2012, which was originally entered into in contemplation of his position as Chief Financial Officer, Hallam may resign by giving 90 days' written notice and thereafter be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the "Final Wages").

________________________________
(2) Frank R. Hallam was appointed as Interim CEO and President of the Company on July 29, 2021 following his resignation as CFO and Corporate Secretary of the Company.

If Hallam is terminated without cause or resigns for good cause (as defined below), the Company will pay Hallam:

(a) the Final Wages; and

(b) an additional amount equal to 24 months of Hallam's annual salary (the "Severance Period"), and

Hallam's current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

In the case of either a termination or resignation for good cause following a Change of Control (as defined below), the Company will pay severance as follows (the "COC Severance"):

(a) the Final Wages;

(b) an additional amount equivalent to 24 months' annual salary (the "COC Severance Period");

(c) an additional lump sum equal to the sum of the amounts paid as bonuses to Hallam in respect of the completed three bonus years preceding the date of termination divided by 36 (the "Average Monthly Bonus") multiplied by the number of completed months in the current bonus year through to the termination date; and

(d) an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period, and

Hallam's current benefits will continue until the earlier of the end of the COC Severance Period and Hallam's receipt of similar benefits through other employment.

In addition, Hallam shall have a special right to resign on one month's written notice, delivered within 60 days following a Change of Control, in which case Hallam will be entitled to receive the COC Severance.

Upon a Change of Control, any non-vested options held by Hallam will be deemed vested on a Change of Control. Where the Change of Control is a transaction in which the shares of the Company are to be purchased or otherwise exchanged or acquired, such vesting shall take place so as to permit Hallam, at his election to participate in the transaction in respect of any such non-vested option shares, provided that if, for any reason such Change of Control transaction does not complete, the options shall revert to their original terms, including as to vesting and all options the vesting of which is accelerated pursuant to the foregoing shall remain open for exercise until the earlier of their expiry date or one year from the Change of Control.

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

"good cause" means the occurrence of one of the following events without Hallam's written consent:

(a) upon the material breach of any material term of the employment agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of Hallam within 30 days after written notice of the breach of default has been delivered by Hallam to the Company; or

(b) a material reduction in Hallam's responsibilities, title or reporting, except as a result of Hallam's disability; or

(c) any reduction by the Company in Hallam's then current annual salary; or

(d) relocation of Hallam's principal office location by more than 25 kilometres.

Gregory Blair ("Blair") has an annual base salary of CAD$153,600 and is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.  Pursuant to the terms of Blair's employment agreement, dated December 3, 2010, which was originally entered into in contemplation of his position as a Senior Accountant, Policy and Regulation, the Company may terminate the agreement immediately, at any time, for cause, which includes any criminal act or breach of any British Columbia Securities Commission or TSX regulation or policy that governs Blair's employment activities. The Company or Blair may terminate the agreement at any time without cause with 30 days' written notice.  Further, in the event of a change of control of the Company, as defined under securities legislation in British Columbia, Blair is entitled to the benefit of all granted options plus six months' salary.

Our former President and Chief Executive Officer, R. Michael Jones ("Jones"), was party to an employment agreement with the Company, dated August 1, 2012, which included provisions relating to compensation in the event of termination of employment similar to those included in Hallam's agreement.  Jones resigned as a director, President and Chief Executive Officer on July 29, 2021.  In connection with his resignation, Jones and the Company entered into a separation agreement and release dated July 29, 2021.  Pursuant to the separation agreement, the Company agreed to pay Jones a lump sum amount of CAD$1,050,000, less applicable withholding for income tax, which was the equivalent of 24 months of Jones' annual salary, to provide 24 months of continued benefits coverage, subject to certain conditions, and to exercises of vested stock options for up to six months.  Jones agreed to provide certain consulting services to the Company to assist with transitional matters only at the request and direction of the Company on an as needed basis until December 31, 2021 in consideration of his stock options being exercisable for up to six months.  No additional cash consideration is payable by the Company in exchange for Jones' consulting services.

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

The Committee may invite such other persons (e.g., without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

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

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are set forth below:

Member	Experience/Education
Stuart Harshaw, BSc.	A seasoned professional with a successful career in the global mining industry with Vale SA and Inco Ltd, where, among other things, he was Vice President of Ontario Operations in charge of operating six underground mines, a portfolio of processing and refining facilities in Canada and Asia, as well as marketing and sales of a broad range of concentrates and finished metals worldwide. Mr. Harshaw is President, CEO and a director of Nickel Creek Platinum Corp. and a member of the board of directors of Constantine Metal Resources Ltd. and International Tower Hill Mines Ltd. and of the Board of Governors of Laurentian University of Sudbury, Canada. Mr. Harshaw earned a BSc. in Metallurgical Engineering from Queen's University and an MBA from Laurentian University. The Board has determined that Mr. Harshaw is independent within the meaning of the NYSE American Company Guide.
Diana Walters, BA, MA.	Ms. Walters has over 30 years in the financial services sector and has served on the audit committee of other publicly traded companies. Ms. Walters graduated with honours from the University of Texas at Austin with a BA in Plan II Liberal arts and an MA in Energy and Mineral Resources. Ms. Walters has worked on the natural resources sector as an equity investor, investment banker and in operating roles and has previously served as audit committee Chair of AMR. In addition, she gained extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. The Board has determined that Ms. Walters is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE American Company Guide.
Timothy Marlow, C.Eng., MIMMM.	Mr. Marlow is a registered Charter Engineer in the UK with over 36 years of experience in mining engineering and mine operations in the Americas, Africa and Asia. Mr. Marlow has held roles ranging from project engineer, services and maintenance superintendent, and general manager to Vice President of Operational Excellence for a multi mine group. His mining and project experience span the world including specific African experience in Ghana and Zambia. Mr. Marlow is a graduate of the Camborne School of Mines and is registered as a C.Eng, Registered Charter Engineer in the UK. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining. The Board has determined that Mr. Marlow is independent within the meaning of the NYSE American Company Guide.

Responsibilities

See the Charter described above for disclosure on the Audit Committee's responsibilities.

Reliance on Certain Exemptions

At no time, since the commencement of the Company's most recently completed financial year has the Company relied on any of the exemptions set out in Section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member), Subsection 3.3(2) (Controlled Companies), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 (Acquisition of Financial Literacy) of National Instrument 52 110 - Audit Committees ("NI 52-110"), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is authorized to review the performance of the Company's independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company's auditor for the fiscal years ended August 31, 2021 and August 31, 2020 have been pre-approved by the Audit Committee.

External Auditor Service Fees (By Category)

Disclosure on the aggregate fees billed by the Company's current independent auditor, PricewaterhouseCoopers LLP, during the fiscal year ended August 31, 2021 and August 31, 2020 are described under "Item 16.C. Principal Accountant Fees and Services".

Whistleblower Policy

The Audit Committee has established a Whistleblower Policy which outlines procedures for the confidential, anonymous submission by directors, officers, employees, consultants and, as appropriate, certain third parties of the Company (the "Covered Persons"), regarding the Company's compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matter relating to fraud against shareholders (the "Accounting Concerns"), without fear of retaliation of any kind.  If a Covered Person has any concerns about any of the Accounting Concerns which they consider to be questionable, incorrect, misleading or fraudulent, the Covered Person is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The Covered Person may report their concern in writing, by telephone or e-mail and forward it to the Chairman of the Committee or to outside counsels of the Company.  All submissions will be treated on a confidential and anonymous basis, except when the Accounting Concerns refer to violation of any applicable law, rule or regulation that relates to the corporate reporting and disclosure, and to violation of the Code of Conduct, when the person making the submission must be identified for purposes of performing the investigation.  Further, the Company will not discharge, discipline, demote, suspend, threaten or in any manner discriminate against any person who submits in good faith an Accounting Concern.  Promptly following the receipt of any complaints submitted to it, the Committee will investigate each complaint and take appropriate corrective actions.  A copy of the Whistleblower Policy is posted on the Company's website at www.platinumgroupmetals.net.

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

• Review and make recommendations to the Board with respect to all options granted and RSUs awarded under the Share Compensation Plan (defined below) and all DSUs awarded under the DSU Plan (collectively the "Plans"), including the terms and conditions of those awards.

• Review and recommend to the Board the compensation, including salary, incentives, benefits and other perquisites, of all directors and executive officers, except for the CEO.

• Report on executive compensation as required in public disclosure documents.

• Review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those corporate goals and objectives, consider the Governance and Nomination Committee's report respecting the CEO's performance and recommend to the Board the CEO's compensation level based on this evaluation, including salary, incentives, benefits and other perquisites.

• Establish compensation and recruitment policies and practices for the Company's executive officers, including establishing levels of salary, incentives, benefits and other perquisites provided to executives of the Company and its subsidiaries; provided, however, that the compensation of individual executive officers shall be subject to the Board's approval.

• Administration of the Plans and recommending to the Board awards under the plans.

• The Committee shall review all executive compensation disclosure before the Company publicly discloses this information.

• The Committee will annually review and re-assess the adequacy of the Compensation Committee charter and recommend updates to the Compensation Committee charter and will receive approval of all changes from the Board.

Governance and Nomination Committee

Composition

The Governance and Nomination Committee has been comprised of Timothy Marlow (Chair), Diana Walters and Stuart Harshaw since February 2020. All three members of the Governance and Nomination Committee are independent.

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

• CEO succession planning;

• oversee compliance with the Code of Conduct, monitor compliance with the Code of Conduct, investigate any alleged breach or violation of the Code of Conduct, authorize any waiver granted in connection with the Code of Conduct; and

• oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

Environmental, Health, Safety and Technical Advisory Committee

Composition

The EHST Committee was established on April 30, 2021 and has been comprised of Stuart Harshaw (Chair), Diana Walters and Timothy Harlow since August 9, 2021. All three members of the EHST Committee are independent.

Responsibilities

The EHST Committee is responsible for providing environmental and safety oversight, advisory support, guidance and assistance to management in respect of construction, commissioning and operation of the Company's mines, and assisting the Board in providing project oversight.  In carrying out its responsibility, the EHST Committee will review, monitor and report and make recommendations to the Board on:

  the timing, scope and execution of any preliminary or definitive feasibility study that the Committee or the Board has determined to be material to the Company;

  the Company entering any new material contracts (i.e., > US$5.0 Million), including, but not limited in relation to, engineering, procurement and construction, project financing and concentrate offtake;

  the progress of any material construction undertaken, including material construction costs and the status of material contract related to construction and any dispute or litigation which may arise;

  the steps being taken towards preparing for new operations, including the commissioning plan and the implementation of that plan, as well as the fulfillment of ongoing human resource needs;

  the mine production plan, as proposed and revised from time to time, and the implementation of such plan;

  mine operations and production;

  any risks associated with any of the foregoing and originating appropriate risk management strategies for consideration by the Board;

  overseeing the development of work practices that provide safe, healthy working conditions for all personnel including contract employees, protecting public safety, and compliance with all occupational health and safety laws and regulations;

  work with management to develop systems for gathering of safety statistics and reporting safety results for the purpose of monitoring and managing safety performance;

  the assessment of environmental risks and the Company's risk management programs;

  evaluation of the Company's environmental performance from a best practices point of view including performance by the Company's contractors;

  review of any material variances and non-compliance issues; and

  any other matter deemed important by the EHST Committee.

D. Employees

As of August 31, 2021 the Company's complement of managers, staff and consultants in Canada consisted of approximately 5 individuals. The Company's complement of managers, staff, consultants, security and casual workers in South Africa currently consisted of approximately 9 individuals, inclusive of 2 individuals active at the Waterberg Project conducting exploration and engineering activities. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required.

E. Share Ownership

With respect to the persons listed in ITEM 6, B. Compensation, above, who are current directors, officers or employees of the Company, the following table discloses the number and percent of the Common Shares outstanding held by those persons, as of the date of this Annual Report. The Common Shares possess identical voting rights. [NTD. Info as of Aug 6, 2021 - update accordingly]

Name and Title	No. of Shares (1) (2)	Percent of Shares Outstanding of the Class(3)
Frank R. Hallam Director and Interim President and CEO	23,488	*
Diana Walters Chairperson and Director	Nil	*
Timothy Marlow Director	300	*
John A. Copelyn Director	Nil(4)	N/A
Stuart Harshaw Director	Nil	*
Gregory Blair Interim CFO	4,846	*

Notes:

* Less than one percent

(1) Includes beneficial, direct and indirect shareholdings for all directors other than John A. Copelyn. Please refer to Note 4 below for Mr. Copelyn's beneficial, direct and indirect shareholdings).

(2) Does not include stock options and other rights to purchase or acquire shares.

(3) There are 79,725,574 shares of Common Stock issued and outstanding as of November 24, 2021.

(4) Does not include shares owned by HCI, of which Mr. Copelyn is the Chief Executive Officer.  For a description of such shares, see "Item. 7.A - Major Shareholders".

The following table discloses the options and RSUs outstanding held by the aforementioned persons as of the date of filing of this Annual Report:

		Options (1)			RSUs (2)
Name and Title	Date of Grant/Award or Issuance	# of Shares of Common Stock Subject to Issuance	Exercise Price in CAD Per Share	Expiry Date	# of Shares of Common Stock Subject to Issuance	Maturity (3) Date
Frank R. Hallam Director and Interim President and CEO	Apr 9, 2019	275,000	$2.61	Apr 9, 2024	30,255	Dec 15, 2022
	Dec 2, 2019	300,000	$1.81	Dec 2, 2024	36,000	Dec 15, 2022
	Dec 16, 2020	450,000	$6.58	Dec 16, 2024	54,000	Dec 15, 2023

		Options (1)			RSUs (2)
Name and Title	Date of Grant/Award or Issuance	# of Shares of Common Stock Subject to Issuance	Exercise Price in CAD Per Share	Expiry Date	# of Shares of Common Stock Subject to Issuance	Maturity (3) Date
Diana Walters Director (Chairperson)	Apr 9, 2019	16,800	$2.61	Apr 9, 2024	-	-
	Dec 2, 2019	12,000	$1.81	Dec 2, 2024	-	-
Timothy Marlow Director	Apr 9, 2019	11,200	$2.61	Apr 9, 2024	-	-
	Dec 2, 2019	8,000	$1.81	Dec 2, 2024	-	-
John A. Copelyn Director	Apr 9, 2019	16,800	$2.61	Apr 9, 2024	-	-
	Dec 2, 2019	12,000	$1.81	Dec 2, 2024	-	-
Stuart Harshaw Director	Apr 9, 2019	11,200	$2.61	Apr 9, 2024	-	-
	Dec 2, 2019	8,000	$1.81	Dec 2, 2024	-	-
Gregory Blair Interim CFO	Apr 9, 2019	25,000	$2.61	Apr 9, 2024	4,668	Dec 15, 2022
	Dec 2, 2019	35,000	$1.81	Dec 2, 2024	9,334	Dec 15, 2022
	Dec 16, 2020	52,500	$6.58	Dec 16, 2024	14,000	Dec 15, 2023

Notes:

(1) Vesting as to 33 1/3% on the first date after each of the 12, 24 and 36-month of the Date of Grant

(2) Vesting as to 33 1/3% on each of the 12, 24 and 36-month anniversary of the Date of Award.

(3) All vesting and issuance or payments, as applicable, in respect of an RSU shall be completed no later than December 15 of the 3rd calendar year commencing after the Date of Award for such RSU.

Share Compensation Plan

The Share Compensation Plan (as amended) (the "Share Compensation Plan") was initially adopted by the Company and approved by the shareholders on February 23, 2017 (the "Adoption Date"). As of the Adoption Date, the Share Compensation Plan govern all awards of RSUs and grants of options to purchase Common Shares (the "Options").

The Share Compensation Plan is a 10% "rolling" plan whereby the number of Common Shares which may be issuable pursuant to RSUs awarded and Options granted under the Share Compensation Plan, together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the award or grant.

The Share Compensation Plan provides participants (each, an "SCP Participant"), who may include participants who are citizens or residents of the United States, with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant.

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

The following people will be eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant (defined under the Share Compensation Plan as a consultant that (x) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities, or (y) otherwise satisfies the requirements to participate in an "employee benefit plan" as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, registered by the Company on Form S-8). Non-employee directors of the Company will not be eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Company will continue to be eligible to participate in respect of Options, however, only on a limited basis. See "Restrictions on the Award of RSUs and Grant of Options" below. Under the current Share Compensation Plan, directors of the Company have been technically eligible to participate on a discretionary basis without any limits on participation.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the "SCP Administrators") based on the recommendation of the Compensation Committee. The SCP Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant.

As of November 24, 2021, the Company has 79,725,574 Common Shares issued and outstanding. Accordingly, the aggregate number of Common Shares that may be issued pursuant to the Share Compensation Plan is 7,972,557 less 4,377,513 Common Shares issuable pursuant to RSUs and options outstanding under the Share Compensation Plan.

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

The following table discloses the holders of the Common Shares who are known or believed by the Company to be the beneficial owners of 5% or more of the Common Shares (the "Major Shareholders"). The percentages in the table below are based on 79,725,574 Common Shares outstanding as November 24, 2021, except as noted.

Identity of Person or Group	Amount and Nature of Beneficial Ownership	Percent of Class
Hosken Consolidated Investments Limited (1)	21,297,526	26.7%
Franklin Resources, Inc./Franklin Advisers, Inc. (2)	9,584,486	12.0%

Notes:

(1) Based on information HCI provided to the Company as of November 22, 2021, HCI through its wholly owned subsidiary Deepkloof had sole voting and dispositive power with respect to • Common Shares.

(2) Based on information Franklin Resources, Inc./Franklin Advisors, Inc. provided to the Company as of October 27, 2021, Franklin Resources, Inc./Franklin Advisers, Inc. had sole voting and dispositive power with respect to 9,223,174 Common Shares.  Franklin Resources, Inc./Franklin Advisors, Inc. also holds an $8.0 million principal amount of convertible notes which are convertible into up to 361,312 underlying shares and which are reported in the table above.

Except as disclosed in the table above, the Company is not aware of any other person or group who owns more than 5% of the issued and outstanding Common Shares as of November 24, 2021.

In their capacity as shareholders of the Company, the Company's Major Shareholders have the same voting rights as other holders of the Common Shares.

We are aware of the following significant changes in the percentage ownership held by the foregoing Major Shareholders over the past three years:

  HCI first became a shareholder of the Company in 2018.

  LMM ceased to be a more than 5% shareholder of the Company in 2021.

Based on information available to the Company, as of November 4, 2021, approximately 43.69% of the Company's outstanding Common Shares were beneficially owned in the United States, by approximately 18,607 holders with U.S. addresses.

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

Neither the Company nor any of its subsidiaries has made any loan or guarantee in favor of any Related Party, nor has any Related Party been indebted to the Company or its subsidiaries, since September 1, 2020.

Neither the Company nor any of its subsidiaries is a party to any transactions since September 1, 2020 or any presently proposed transactions involving a Related Party, which transactions are material to the Company or the Related Party or are unusual in their nature or conditions, except as follows or as described elsewhere in this Annual Report:

(1) Franklin Advisers, Inc., a Major Shareholder, subscribed on behalf of certain funds for $8 million of the principal amount of convertible notes issued by the Company on June 30, 2017. Based on information provided to the Company as of October 27, 2021 by Franklin Advisers, Inc., the Company believes that Franklin Advisers, Inc. continues to hold such notes. Transactions relating to the convertible notes are more fully described elsewhere in this Annual Report.

(2) HCI, a Major Shareholder, indirectly acquired through its subsidiary, Deepkloof, 1,146,790 Common Shares in the October 2020 Private Placement and 1,121,076 Common shares in the December 2020 Private Placement, as more fully described elsewhere in this Annual Report.

(3) Compensatory matters relating to the Company's directors and executive officers are described in Item 6 of this Annual Report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 18 hereof and filed as part of this Annual Report. These financial statements include the consolidated balance sheets as at August 31, 2021 and 2020 and the statements of operations and cash flows for the three years ended August 31, 2021, 2020 and 2019.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements have been prepared under the historical cost convention.

Legal Proceedings

On August 28, 2018, the Company received a summons issued by Africa Wide in the High Court of South Africa whereby Africa Wide, formerly the holder of a 17.1% interest in Maseve, instituted legal proceedings in South Africa against the Company's wholly owned subsidiary PTM RSA, RBPlat and Maseve ("Defendants") in relation to the Maseve Sale Transaction.    Africa Wide sought to set aside the Maseve Sale Transaction, alternatively, sought that Africa Wide be paid the "true value" of its 17.1% shareholding in Maseve, to be determined at the time prior to the implementation of stage one of the Maseve Sale Transaction.  Africa Wide averred that (i) pursuant to the term sheet pertaining to the Maseve Sale Transaction the Defendants disposed of Maseve's main asset (allegedly the plant) without Africa Wide's consent as required under the Maseve shareholders agreement; (ii) such disposal significantly devalued its shares in Maseve which (iii) resulted in the disposal of Africa Wide's shares in Maseve through a drag-along provision in Maseve's constitutional documents and (iv) that Africa Wide did not have an election to refuse to dispose of its shareholding.

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

On November 12, 2020, Africa Wide delivered yet a further amendment to its particulars of claim.  Africa Wide, in terms of these further amended particulars of claim, seeks to set aside the Maseve Sale Transaction, and an order directing that RBPlat return to Maseve all assets received by it pursuant to the sale transaction, and that the shares transferred pursuant thereto, be returned to it. In consequence of this development a case management meeting followed before the judge allocated to deal with this matter, and the judge directed that the matter proceed in accordance with the practice directive pertaining to commercial court matters.

The matter proceeded to trial in the High Court over the period October 4 to 8, 2021.  Final heads of argument are scheduled to be filed in the High Court by Africa Wide by October 29, 2021 and by the defendants by November 9, 2021.  Final arguments before the High Court have been scheduled for March 1 and 2, 2022.  A ruling by the court would then be expected in the following weeks after final arguments are heard.

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

B. Significant Changes

There have been no significant changes since August 31, 2021, except as otherwise discussed herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

There is no offer associated with this Annual Report.

Trading History

The following table sets forth the high and low market prices for the Common Shares on the TSX and on the NYSE American for each full quarterly period within the two most recent fiscal years ended August 31st and any subsequent period:

PERIOD	TSX HIGH CDN$	TSX LOW CDN$	NYSE AMERICAN HIGH USD$	NYSE AMERICAN LOW USD$
2021
Fourth Quarter	5.05	3.20	4.52	2.47
Third Quarter	6.61	4.15	5.34	3.27
Second Quarter	8.00	2.94	6.27	2.26
First Quarter	3.42	2.26	2.65	1.70
2020
Fourth Quarter	3.45	1.87	2.60	1.37
Third Quarter	2.60	1.33	1.97	0.94
Second Quarter	3.60	1.76	2.75	1.32
First Quarter	2.50	1.73	1.89	1.31

The following table sets forth the high and low market prices of the Common Shares for the five most recent fiscal years ended August 31:

YEARS ENDING AUG. 31	TSX HIGH CDN$	TSX LOW CDN$	NYSE AMERICAN HIGH USD$	NYSE AMERICAN LOW USD$
2021	8.00	3.20	6.27	2.47
2020	3.60	1.33	2.75	0.94
2019	2.89	1.40	2.17	1.05
2018	8.60	1.20	6.96	0.90
2017	38.70	6.50	30.00	5.17

The following table sets forth the high and low market prices for the most recent six months:

MONTH	TSX HIGH CDN$	TSX LOW CDN$	NYSE AMERICAN HIGH USD$	NYSE AMERICAN LOW USD$
October 2021	3.13	2.44	2.53	1.93
September 2021	3.66	2.29	2.92	1.79
August 2021	3.98	3.20	3.20	2.47
July 2021	4.64	3.56	3.72	2.78
June 2021	5.40	4.22	4.52	3.41
May 2021	6.48	4.89	5.33	4.04

The closing price of the Common Shares on November 19, 2021 was C$3.300 on the TSX and $2.6200 on the NYSE American.

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

Shareholder Meetings

The BCBCA provides that: (i) a general meeting of shareholders must be held in the Province of British Columbia, unless otherwise provided in the Company's Articles or unless the general meeting is fully electronic meeting (Article 10.4 of the Articles provides that a meeting of shareholders of the Company may be held in or outside of the Province of British Columbia as determined by a resolution of the directors); (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) or be less than 21 days before the date on which the meeting is to be held; (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the Articles (Article 11.3 of the Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting); (v) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the Court may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the Court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

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

Description of Capital Structure

The Company's authorized share structure consists of an unlimited number of Common Shares without par value, of which 79,725,574 Common Shares, 536,992 RSUs and 3,840,521 Options were issued and outstanding as of November 22, 2021.  All of the issued Common Shares are fully paid. The Company does not own any of its Common Shares.

Common Shares

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

Restricted Share Units

The total number of RSUs that may be awarded under the Share Compensation Plan shall not exceed 2.5% of the issued and outstanding Common Shares from time to time. RSUs vest as to 33 1/3% on each of the 12, 24 and 36 month anniversary of the award date. All vesting and issuances or payments, as applicable, in respect of a RSU shall be completed no later than December 15 of the 3rd calendar year commencing after the award date for such RSU.

The following table sets out the number of Common Shares issuable pursuant to outstanding RSUs as of the date hereof, along with the award date and expiry date of the RSUs.

No. of RSUs	Award Date	Expiry Date
117,010	April 9, 2019	December 15, 2022
171,195	December 2, 2019	December 15, 2022
226,787	December 16, 2020	December 15, 2023
22,000	August 9, 2021	December 15, 2024

Options

The total number of Common Shares that may be issuable on exercise of Options under the Share Compensation Plan shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time. The following table sets out the number of Common Shares issuable pursuant to outstanding Options as of the date hereof, along with the exercise price and expiry of the Options.

No. of Options	Exercise Price per Option	Expiry Date
1,048,502	$2.61	April 9, 2024
1,153,519	$1.81	December 2, 2024
1,497,500	$6.58	December 16, 2025
99,000	$3.90	August 9, 2026
42,000	$3.40	September 10, 2026

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

E. Taxation

Canadian Federal Income Tax Consequences

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (the "Regulations") generally applicable to a beneficial holder of Common Shares who, at all relevant times, for the purposes of the Tax Act, (i) deals at arm's length with the Company, (ii) is not affiliated with the Company, (iii) holds such Common Shares as capital property, (iv) is neither resident nor deemed to be resident in Canada, (v) does not use or hold, and will not be deemed to use or hold, Common Shares in or in the course of carrying on a business in Canada, and (vi)  is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the "Canada-U.S. Tax Convention"), and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention (each, a "US Resident Holder"). In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. US Resident Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

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

Disposition of Common Shares

A US Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such US Resident Holder on a disposition of Common Shares unless the Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the US Resident Holder at the time of the disposition and are not "treaty-protected property" (as defined in the Tax Act) of the US Resident Holder at the time of the disposition.

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

Even if the Common Shares are considered to be taxable Canadian property to a US Resident Holder, the US Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such US Resident Holder on a disposition of Common Shares if the Common Shares are "treaty-protected property" of the US Resident Holder at the time of the disposition. The Common Shares of such US Resident Holder will generally constitute "treaty-protected property" for purposes of the Tax Act unless the value of the Common Shares is derived principally from real property situated in Canada.  For this purpose, "real property" has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

Taxation of Capital Gains and Losses

If the Common Shares are taxable Canadian property of a US Resident Holder and are not treaty-protected property of that US Resident Holder at the time of the disposition, that US Resident Holder will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Shares exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Common Shares immediately before the disposition and any reasonable expenses incurred for the purpose of making the disposition.

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

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects of any proposed legislation.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own shares of Common Stock as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired shares of Common Stock in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares of Common Stock other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are subject to special tax accounting rules; (j) are partnerships, S corporations and other pass-through entities or arrangements; (k) are U.S. expatriates or former long-term residents of the United States; (l) are subject to taxing jurisdictions other than, or in addition to, the United States; or (m) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of shares of Common Stock.

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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of shares of Common Stock.  Based on current business plans and financial expectations, the Company believes that it may be a PFIC for its current tax year ending August 31, 2022 and may be a PFIC in future tax years.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns shares of Common Stock, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of shares of Common Stock will depend on whether and when such U.S. Holder makes a QEF Election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code or makes a Mark-to-Market Election under Section 1296 of the Code.  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the shares of Common Stock generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex, and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

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

Additional financial information is provided in the Company's Financial Statements and Management's Discussion and Analysis for the year ended August 31, 2021.

Copies of the above may be obtained, on the Company's website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; on the SEC's EDGAR website at www.sec.gov; or by calling the Company's Corporate Secretary at 604-899-5450.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

While the Company's financial statements are presented in U.S. dollars, the Company's functional currency is the Canadian Dollar, the functional currency of the Company's South African subsidiaries is the Rand, and a significant portion of the Company's and its subsidiaries' expenses are incurred in Canadian Dollars and South African Rand. Therefore, the Company is subject to currency risk with respect to changes in exchange rates among the U.S. Dollar, Canadian Dollar and South African Rand. The Company has not entered into any agreements or purchased any instruments to hedge its currency risks. A hypothetical 10% strengthening/weakening in the U.S. Dollar versus the Canadian Dollar and Rand would have given rise to a decrease/increase in comprehensive loss for the year ended August 31, 2021 of approximately $3.6 million (2020 - $3.5 million).  For further information, see note 16 to the Company's audited consolidated financial statements listed in Item 18 hereof and filed as part of this Annual Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Certain restrictions on the payment of dividends are described under Item 8.A.

ITEM 15. CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Interim Chief Executive Officer and the Interim Chief Financial Officer have evaluated the Company's disclosure controls and procedures as at August 31, 2021 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The Interim Chief Executive Officer and the Interim Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as at August 31, 2021.

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company's internal control over financial reporting as at each fiscal year end. Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting as at August 31, 2021.  Based on this evaluation, management has concluded that the Company's internal controls over financial reporting was effective as at August 31, 2021.

Attestation Report of Registered Public Accounting Firm

The attestation report required under this Item 15 is set forth below in Item 18. - Financial Statements under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in the Company's internal control over financial reporting during the year ended August 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Diana Walters is a financial expert on the Audit Committee. Ms. Walters has worked on the natural resources sector as an equity investor, investment banker and in operating roles and has previously served as the audit committee chair of AMR. In addition, she gained extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. Ms. Walters is independent within the meaning of NYSE American listing standards.

ITEM 16B. CODE OF ETHICS

The Company has adopted the Code of Conduct that applies to all of its directors, officers and employees, including the Interim Chief Executive Officer and Interim Chief Financial Officer.  The Code of Conduct includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code of Conduct and accountability for adherence to the Code of Conduct.  A copy of the Code of Conduct may be found on the Company's website, at www.platinumgroupmetals.net.

The Company has not granted any waiver, including any implicit waiver, from a provision of the Code during the Company's most recently completed fiscal year ending August 31, 2021.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's current independent auditor, PricewaterhouseCoopers LLP, during the fiscal years ended August 31, 2021 and 2020 are set forth below in $:

	Year ended August 31, 2021 ($)	Year ended August 31, 2020 ($)
Audit Fees	284,492	255,400
Audit-Related Fees(1)	68,000	76,480
Tax Fees(2)	Nil	Nil
All Other Fees(3)	Nil	Nil
Total	352,492	331,880

Notes:

(1) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements, which are not included under the heading "Audit Fees".

(2) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, including restructuring advice.

(3) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

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

Shareholder Approval Requirements: NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of Common Shares (or securities convertible into Common Shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under British Columbia law or under the policies of the TSX unless the transaction: materially affects control of the listed issuer; provides consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm's length; or the transaction is a private placement for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction where the price per security is less than the market price (as such term is defined under TSX policies) but within the discounts allowable under TSX policies. The Company will seek a waiver from NYSE American's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under British Columbia law or under the policies of the TSX.

The foregoing is consistent with the laws, customs and practices in Canada.

ITEM 16H. MINE SAFETY DISCLOSURE

The Company was not the operator and did not have a subsidiary that was an operator of a coal or other mine, as defined in Section 3 of the Federal Mine Safety and Health Act of 1977, in the United States during the year ended August 31, 2021.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

Following are the Company's Consolidated Financial Statements for the year ended August 31, 2021.

Platinum Group Metals Ltd.

Consolidated Financial Statements

(all amounts in thousands of United States Dollars unless otherwise noted)

For the year ended August 31, 2021

Filed: November 24, 2021

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Platinum Group Metals Ltd (the “Company”) are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at August 31, 2021. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at August 31, 2021 has been audited by Price Waterhouse Coopers LLP, the Company’s independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Greg Blair Greg Blair Chief Financial Officer	/s/ Frank Hallam Frank Hallam, President, Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Platinum Group Metals Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Platinum Group Metals Ltd. and its subsidiaries (together, the Company) as of August 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended August 31, 2021, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of August 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended August 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a negative working capital and cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2(s) to the consolidated financial statements, the Company changed the manner in which it accounts for financial liabilities in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Determination of commercial viability and technical feasibility and impairment assessment of the Waterberg Project (the Project).

As described in Notes 2, 3 and 4 to the consolidated financial statements, the Project had a carrying value of $39.6 million as of February 28, 2021 which was reclassified from exploration and evaluation assets to mineral properties. Management concluded that the technical feasibility and commercial viability of the Project had been demonstrated during the second quarter of 2021 as the mining right was granted for the Project. The determination of technical feasibility and commercial viability of the Project required significant judgment by management and took into account factors such as the results of the definitive feasibility study and the status of the granting of the mining right. Prior to the reclassification, exploration and evaluation assets are assessed for impairment whereby the carrying value of the Project was compared to its recoverable amount and management determined that no impairment charge was required. The recoverable amount was determined as the fair value less cost of disposal (FVLCD) using a discounted cash flow model. Determining the FVLCD required management to make estimates and assumptions with respect to quantities of ore reserves and mineral resources, recovery rates, forecast prices of commodities, exchange rates, future production and sales volumes, future production costs, capital and reclamation costs and the discount rate. Quantities of ore reserves and mineral resources, recovery rates, future production and sales volumes as well as future production costs, capital and reclamation costs are based on information compiled by appropriate qualified persons (management's specialists).

The principal considerations for our determination that performing procedures relating to the determination of commercial viability and technical feasibility and impairment assessment of the Project is a critical audit matter are (i) the significant judgment required by management in the determination of commercial viability and technical feasibility taking into account factors such as the results of the definitive feasibility study and the status of the granting of the mining right; (ii) the significant judgment required by management, including the use of management's specialists, while determining the recoverable amount of the Project, including the use of significant assumptions such as quantities of ore reserves and mineral resources, recovery rates, forecast prices of commodities, exchange rates, future production and sales volumes, future production costs, capital and reclamation costs and the discount rate; (iii) the high degree of auditor judgment, subjectivity, and effort in performing procedures relating to the determination of commercial viability and technical feasibility of the Project and related impairment; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment for determining the commercial viability and technical feasibility and impairment assessment of the Project, including controls over the determination of the recoverable amount of the Project. These procedures also included, among others, (i) evaluating the factors used by management to determine commercial viability and technical feasibility including the results of the definitive feasibility study and the status of the granting of the mining right; (ii) testing management's process for determining the recoverable amount of the Project; (iii) evaluating the appropriateness of the discounted cash flow model; (iv) testing the completeness and accuracy of underlying data used in the model; and (v) evaluating the significant assumptions used by management, related to quantities of ore reserves and mineral resources, recovery rates, forecast prices of commodities, exchange rates, future production and sales volumes, future production costs, capital and reclamation costs and the discount rate. Evaluating management's assumptions with respect to forecast prices of commodities and exchange rates involved evaluating whether these assumptions were reasonable considering the consistency with external market and industry data. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of quantities of ore reserves and mineral resources, recovery rates, future production and sales volumes and future production costs and capital and reclamation costs. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists, tests of the data used by the management's specialists, and an evaluation of management's specialists' findings. Professionals with specialized skill and knowledge were used to assist in evaluating appropriateness of the discounted cash flow model and the reasonableness of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

November 24, 2021

We have served as the Company's auditor since 2007.

PLATINUM GROUP METALS LTD. Consolidated Statements of Financial Position (in thousands of United States Dollars)

	August 31, 2021	August 31, 2020
ASSETS
Current
Cash	$6,059	$1,308
ATM Offering proceeds receivable (Note 8)	213	-
Amounts receivable	263	218
Prepaid expenses	71	385
Total current assets	6,606	1,911

Performance bonds and other assets	170	108
Mineral Properties and Exploration Assets (Note 4)	43,953	34,939
Property, plant and equipment	470	457
Total assets	$51,199	$37,415

LIABILITIES

Current
Accounts payable and other liabilities	$2,463	$1,412
Loan payable (Note 6)	9,088	-
Convertible notes (Note 7)	18,716	-
Bank advisory fees payable (Note 11)	-	2,890
Total current liabilities	30,267	4,302

Loan payable (Note 6)	-	19,337
Convertible notes (Note 7)	-	17,212
Asset Retirement Obligation	106	-
Share based liabilities	1,223	509
Lease liability	130	198
Total liabilities	$31,726	$41,558

SHAREHOLDERS' EQUITY
Share capital (Note 8)	$890,783	$861,890
Contributed surplus	30,102	28,278
Accumulated other comprehensive loss	(159,226)	(164,124)
Deficit	(759,771)	(746,313)
Total shareholders' equity (deficit) attributable to shareholders of Platinum Group Metals Ltd.	1,888	(20,269)

Non-controlling interest	17,585	16,126
Total shareholders' equity (deficit)	19,473	(4,143)
Total liabilities and shareholders' equity	$51,199	$37,415

Going Concern (Note 1)

Contingencies and Commitments (Note 11)

Approved by the Board of Directors and authorized for issue on November 24, 2021

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.

2

PLATINUM GROUP METALS LTD. Consolidated Statements of Loss and Comprehensive (Income) Loss (in thousands of United States Dollars except share and per share data)

	Year Ended
	August 31, 2021	August 31, 2020	August 31, 2019

Expenses
General and administrative (Note 14)	$5,121	$3,726	$4,677
Interest	5,066	5,493	8,355
Foreign exchange (gain) loss	(698)	(740)	1,006
Share of joint venture expenditures - Lion Battery (Note 5)	343	369	595
Stock compensation expense (Note 8)	3,184	1,569	787
Closure, care and maintenance costs (recovery)	-	-	(509)
	$13,016	$10,417	$14,911

Other Income
Loss (Gain) on fair value derivatives & other instruments (Note 7)	$(52)	$(3,203)	$2,732
Loss on the partial settlement of the Sprott Facility	189	-	-
Gain on Sprott extension	(48)	-	-
Gain on fair value of marketable securities	-	-	(609)
Net finance income	(97)	(158)	(364)
Loss for the year before income taxes	$13,008	$7,056	$16,670

Deferred income tax expense	55	72	106
Loss for the year	13,063	7,128	16,776

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(4,898)	4,487	(105)

Comprehensive loss for the period	$8,165	$11,615	$16,671

Net Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$13,063	$7,128	$16,776
Non-controlling interests	-	-	-
	$13,063	$7,128	$16,776

Comprehensive (income) loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$8,165	$11,615	$16,671
Non-controlling interests	-	-	-
	$8,165	$11,615	$16,671

Basic and diluted loss per common share	$0.18	$0.11	$0.52

Weighted average number of common shares outstanding:
Basic and diluted	71,912,296	61,537,004	32,534,646

The accompanying notes are an integral part of the consolidated financial statements.	3

PLATINUM GROUP METALS LTD. Consolidated Statements of Changes in Equity (in thousands of United States Dollars, except # of Common Shares)
	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2018	29,103,411	$818,454	$25,950	$(159,742)	$(715,344)	$(30,682)	$11,152	$(19,530)
IFRS 9 transition adoption on September 1, 2018	-	-	-	-	(5,781)	(5,781)	-	(5,781)
Balance September 1, 2018	29,103,411	$818,454	$25,950	$(159,742)	$(721,125)	$(36,463)	$11,152	$(25,311)
Stock based compensation	-	-	827	-	-	827	-	827
Shares issued for interest on Convertible Notes	545,721	687	-	-	-	687	-	687
Share issuance - financing	27,077,885	35,024	-	-	-	35,024	-	35,024
Share issuance costs	-	(1,876)	-	-	-	(1,876)	-	(1,876)
Warrants exercised	1,048,770	1,981	-	-	-	1,981	-	1,981
Shares issued for loan facility	800,000	1,000	-	-	-	1,000	-	1,000
Contributions of Waterberg JV Co.	-	-	-	-	(1,117)	(1,117)	4,299	3,182
Foreign currency translation adjustment	-	-	-	105	-	105	-	105
Net loss for the year	-	-	-	-	(16,776)	(16,776)	-	(16,776)
Balance August 31, 2019	58,575,787	$855,270	$26,777	$(159,637)	$(739,018)	$(16,608)	$15,451	$(1,157)
Stock based compensation	-		1,501	-	-	1,501	-	1,501
Shares issued for interest on Convertible Notes	1,043,939	1,374	-	-	-	1,374	-	1,374
Share issuance - financing	4,447,307	5,705	-	-	-	5,705	-	5,705
Share issuance costs	-	(514)	-	-	-	(514)	-	(514)
Warrants exercised	28,040	55	-	-	-	55	-	55
Contributions of Waterberg JV Co.	-	-	-	-	(167)	(167)	675	508
Foreign currency translation adjustment	-	-	-	(4,487)	-	(4,487)	-	(4,487)
Net loss for the period	-	-	-	-	(7,128)	(7,128)	-	(7,128)
Balance August 31, 2020	64,095,073	861,890	28,278	(164,124)	(746,313)	(20,269)	16,126	(4,143)
Stock based compensation	-	-	2,921	-	-	2,921	-	2,921
Restricted Share Units redeemed	121,668	189	(281)	-	-	(92)	-	(92)
Share options exercised	843,543	2,301	(816)	-	-	1,485	-	1,485
Share issuance - financing	10,210,842	27,949	-	-	-	27,949	-	27,949
Share issuance costs	-	(1,546)	-	-	-	(1,546)	-	(1,546)
Contributions of Waterberg JV Co.	-	-	-	-	(395)	(395)	1,459	1,064
Foreign currency translation adjustment	-	-	-	4,898	-	4,898	-	4,898
Net loss for the period	-	-	-	-	(13,063)	(13,063)	-	(13,063)
Balance August 31, 2021	75,271,126	890,783	30,102	(159,226)	(759,771)	1,888	17,585	19,473

The accompanying notes are an integral part of the consolidated financial statements.	4

PLATINUM GROUP METALS LTD.

Consolidated Statements of Cash Flows (in thousands of United States Dollars)
	For the year ended
	August 31, 2021	August 31, 2020	August 31, 2019

OPERATING ACTIVITIES
Loss for the year	$(13,063)	$(7,128)	$(16,776)

Add items not affecting cash / adjustments:
Depreciation	122	177	235
Interest expense	5,066	5,493	8,355
Unrealized foreign exchange (loss)	(1058)	128	13
Loss (Gain) on fair value of derivatives and other instruments	(52)	(3,203)	2,732
Gain on marketable securities	-	-	(609)
Loss on partial settlement of Sprott Facility	(189)	-	-
Gain on extension of Sprott Facility	348	-	-
Deferred tax expense	55	72	106
Stock compensation expense	3,184	1,569	787
Share of joint venture expenditures	343	369	595
Directors' fees paid in deferred share units	152	142	112
Net change in non-cash working capital (Note 12)	(2,962)	(739)	(502)
	$(8,054)	$(3,120)	$(4,952)

FINANCING ACTIVITIES
Share issuance - warrant exercise	$-	$48	$1,783
Proceeds from issuance of equity	27,949	5,705	25,024
Equity issuance costs	(1,546)	(514)	(1,876)
Cash received from option exercises	1,485	-	-
Sprott Facility principal repayments	(10,600)	-	-
Sprott Facility interest paid	(1,589)	(2,237)	(73)
Convertible note interest paid	(1,374)	-	(687)
Cash proceeds from debt	-	-	20,000
Costs associated with debt	(318)	(40)	(228)
Lease payments made	(91)	(66)	-
Repayment of Liberty debt and production payment termination	-	-	(41,023)
Share unit cash settlement	(151)	-	-
Cash received from Waterberg partners	1,829	1,697	3,522
	$15,594	$4,593	$6,442

INVESTING ACTIVITIES
Performance bonds	$(43)	$(67)	$19
Investment in Lion Battery	(350)	(350)	(554)
Cash received from the sale of marketable securities	-	-	7,951
Expenditures from restricted cash (Waterberg)	-	-	126
Expenditures incurred on Waterberg Project	(2,415)	(4,953)	(6,990)
	$(2,808)	$(5,370)	$552

Net increase (decrease) in cash	4,732	(3,897)	2,042
Effect of foreign exchange on cash	19	(345)	491
Cash, beginning of year	1,308	5,550	3,017

Cash end of year	$6,059	$1,308	$5,550

The accompanying notes are an integral part of the consolidated financial statements.	5

PLATINUM GROUP METALS LTD.

Consolidated Statements of Cash Flows (in thousands of United States Dollars)

1.          NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American LLC ("NYSE American") in the United States. The Company's address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E-4A6.

The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements consolidate the accounts of the Company and its subsidiaries.  Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning the majority of Lion's shares. The Company's subsidiaries, associates and joint ventures as at August 31, 2021 are as follows:

		Place of incorporation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity	and operation	August 31, 2021	August 31, 2020

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.0%	100.0%
Mnombo Wethu Consultants (Pty) Limited(1)	Development	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.(1),(2)	Development	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.	Research	Canada	53.70%	55.00%

Notes:
(1) The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.
(2) Effective ownership of Waterberg JV Co. is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") ownership portion.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for at least twelve months from the date of filing these consolidated financial statements. During the year ended August 31, 2021, the Company incurred a loss of $13.1 million, used cash of $8.1 million in operating activities and at year end had cash of $6.1 million and a working capital deficiency of $23.6 million.  Included in current liabilities was $9.4 million pursuant to the Sprott Facility (as defined below) as well as convertible notes ($19.99 million) that mature on July 1, 2022. During the year the Company exercised its option to extend the maturity date on $10 million of the Sprott Facility to August 14, 2022 with earlier payments permitted. As of the date of filing these consolidated financial statements the Sprott Facility principal balance has been paid down to an amount of $3.6 million. The Company currently has limited financial resources and has no sources of operating income.

In March 2020, the World Health Organization declared the outbreak of COVID-19 Coronavirus a global pandemic. The pandemic has continued in waves until the present time. Related negative public health developments have adversely affected workforces, economies and financial markets globally, resulting in a period of economic uncertainty. Supply chain disruptions caused by the pandemic have negatively affected global automotive production, resulting in a downturn for the prices of platinum, palladium and rhodium. Although the Company has not directly experienced a material adverse effect as a result of the pandemic to date, it is not possible for the Company to predict the duration or magnitude of the possible adverse results of the pandemic and its effects on the Company's business or ability to raise funds.

The Company's ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, the sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful. These factors give rise to material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern.
6

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

These consolidated financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.  The consolidated financial statements have been prepared under the historical cost convention except for certain financial assets and liabilities measured at fair value.

Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.  The Company has consistently applied the accounting policies used in the preparation of its IFRS financial statements throughout all years presented, as if these policies had always been in effect except for the adoption of IFRS 16 Leases, ("IFRS 16") effective for the 2020 fiscal year.

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

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD")

Foreign Exchange Rates Used
7

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD
Year-end rate:	R14.5241(2020 R16.8916)
Year average rate:	R15.0043 (2020 R16.0676)

CAD/USD
Year-end rate:	C$1.2617 (2020 C$1.3042)
Year average rate:	C$1.2688 (2020 C$1.3458)

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

e.   Mineral Properties and Exploration Assets

Exploration activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

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
8

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset's carrying amount may exceed its recoverable amount and when the exploration and evaluation assets are transferred to development assets. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

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

Property plant and equipment are recorded at cost and are depreciated on a straight-line basis over the following periods:

Vehicles	3-5 years
Computer Equipment and software	3-5 years
Furniture and Fixtures	5-10 years

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
9

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Tangible assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

j.          Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs.  The provision is discontinued using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs.  At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over the future life of the asset to which it relates.  The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

k.Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.  Accounts payable are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

l.Convertible Notes

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

m.Share Capital

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
10

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

Deferred share units

Deferred share units ("DSU's") are measured at fair value on grant date based on the market price of the Company's shares on the grant date.  DSU's are settled in cash based on the market price of the Company's shares on the entitlement date (which is when the respective director ceases to be a director of the Company).  The expense for DSU's is recognized over the vesting period and the DSU's are classified as a liability.  DSU liabilities are adjusted at each financial position reporting date for changes in fair value. Fully vested DSU's are revalued based on the market price of the Company's shares on the final day of the respective reporting period with changes in fair value being recognized in share-based compensation expenses.

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

q. Financial instruments (prior to September 1, 2018)

In fiscal 2018, the carrying value of marketable securities was based on the quoted market prices of the shares as at August 31, 2018 and was therefore considered to be Level 1 as the Company anticipated disposing of these shares within the following fiscal year.

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

r.          Financial instruments (since September 1, 2018)

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
11

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

Measurement

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

s. Accounting Standards Adopted

Recently Issued Accounting Pronouncements

The IASB has made amendments to IAS 1, Presentation of Financial Statements ("IAS 1") which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.  In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity .  Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole.  The Company adopted IAS 1 on September 1, 2020, which did not have a significant impact on the consolidated financial statement disclosures.

Accounting standards issued but not yet effective

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company's financial statements.

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

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

•      Determination of ore reserves and mineral resource estimates
12

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)
•      Determination of Commercial Viability and Technical Feasibility of the Waterberg Project

•      Assumption of control of Mnombo for accounting purposes

Each of these judgments and estimates is considered in their respective notes or in more detail below.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects  (“NI 43-101”).  The Company relied upon these estimates when assessing impairment upon the transfer of assets from capitalized exploration costs to development costs.  There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated.

Determination of Commercial Viability and Technical Feasibility of the Waterberg Project

The application of the Company's accounting policy for mineral property development costs required judgment to determine when technical feasibility and commercial viability of the Waterberg Project was demonstrable. The Company considered the positive NI 43-101 compliant Feasibility Study published December 5, 2019 combined with the granting of a mining right on February 3, 2021 that commercial viability and technical feasibility of the Waterberg Project had been confirmed. At this point, the capitalized acquisition costs were assessed for impairment, and reclassified to mineral property development costs within property, plant and equipment.

Prior to reclassification, the carrying value of the Waterberg project was assessed for impairment, wherein the carrying value of the project was compared with the recoverable amount. The recoverable amount was determined as the fair value less cost of disposal (FVLCD) using a discounted cash flow model. Determining the FVLCD required management to make estimates and assumptions with respect to quantities of ore reserves and mineral resources, recovery rates, forecast prices of commodities, exchange rates, future production and sales volumes, future production costs, capital and reclamation costs and the discount rate. Quantities of ore reserves and mineral resources, recovery rates, future production and sales volumes as well as expected future production costs, capital and reclamation costs are based on information compiled by Qualified Persons as defined by NI 43-101.

Assumption of control of Mnombo and Waterberg JV Co. for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share. Currently there are no other sources of funding known to be available to Mnombo. If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts. Amounts recognized in other comprehensive income would be transferred directly to retained earnings. If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control. Although the Company controls Mnombo for accounting purposes, it does not have omnipotent knowledge of Mnombo's other shareholders activities. Mnombo's 50.1% shareholders are historically disadvantaged South Africans. The Company also determined that it controls Waterberg JV Co. given its control over Mnombo as well as its power over the investee.

4. MINERAL PROPERTY and EXPLORATION AND EVALUATION ASSETS

Since mid-2017, the Company's only active mineral property has been the Waterberg Project located on the North Limb of the Bushveld Igneous Complex. During the current year the Waterberg Project was granted its mining right (the "Waterberg Mining Right") and as a result the Company reclassified the Waterberg Project from being an Exploration and Evaluation Asset to a Development Asset.

Total capitalized costs for the Waterberg Project are as follows:

Balance, August 31, 2019	$36,792
Additions	2,988
Recoveries from 100% Implats funded implementation budget	(1,285)
Foreign exchange movement	(3,556)
Balance, August 31, 2020	$34,939
Additions	3,745
Recoveries from 100% Implats funded implementation budget	(229)
Foreign exchange movement	5,498
Balance August 31, 2021	$43,953

13

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

Prior to reclassification on February 28, 2021, the Company performed an impairment test whereby the recoverable amount of Waterberg was compared to the carrying value of the $39,642 and determined that no impairment charge was required.

Key assumptions used to assess impairment included the use of 3 year average palladium, platinum and gold prices as well as an 12% discount rate.

Waterberg Project

At August 31, 2021, the Waterberg Project consisted of granted prospecting rights, applied for prospecting rights and the Waterberg Mining Right with a combined active project area of 79,188 hectares, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane. Of the total project area, 20,532 hectares are covered by the Waterberg Mining Right. A further 58,655 hectares are covered by active prospecting rights. Waterberg JV Co. is currently in process of applying for closure on one inactive prospecting right located north of the known mineralized area, measuring 20,242 hectares.

On March 5, 2021 and subsequently the Company received three notices of appeal to the January 28, 2021 decision of the South African Department of Mineral Resources and Energy ("DMR") granting the Waterberg Mining Right filed by appellants from local communities. One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the Department of Forestry, Fisheries, and the Environment to refuse condonation for the late filing of an appeal against the grant of an environmental authorization for the mine in November 2020. On July 30, 2021, Waterberg JV Co. received a restraint application from a group located near planned surface infrastructure. Another host community has applied to join as a party to the application in support of the Waterberg Mine. Waterberg JV Resources (Pty) Limited ("Waterberg JV Co.") is opposing the court applications as well as all appeals received. A time frame for the hearing of court applications or the settlement of appeals is uncertain. The Waterberg Mining Right currently remains active, was notarially executed by the DMR on April 13, 2021 and was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021.

The Waterberg Project comprises the former Waterberg joint venture property and the Waterberg extension property. On August 21, 2017, PTM RSA completed the cession of legal title for all Waterberg Project prospecting rights into Waterberg JV Co. after earlier receiving Section 11 approval of the 2nd Amendment (defined below). On September 21, 2017, Waterberg JV Co. also issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's Black Economic Empowerment ("BEE") partner, holding 26%. JOGMEC has since sold 44.4% of its interest (9.76% of the Waterberg Project) to Hanwa Co., Ltd ("Hanwa").

Implats Transaction

On November 6, 2017, the Company closed a transaction (the "Implats Transaction"), originally announced on October 16, 2017, whereby Impala Platinum Holdings Ltd. ("Implats") purchased an aggregate 15.0% equity interest in Waterberg JV Co for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. As part of the transaction, Implats also acquired an option to increase its holdings in Waterberg JV Co. to 50.01% (the "Purchase and Development Option") in exchange for certain payments and project funding, and a right of first refusal to enter into an offtake agreement, on commercial arm's-length terms, for the smelting and refining of mineral products from the Waterberg Project ("Offtake ROFR") if Waterberg JV Co. proposes to enter into an offtake agreement with a third party. JOGMEC or its nominee retain a right to direct the marketing of Waterberg concentrate and to receive, at market prices, platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volumes produced from the Waterberg Project.

On June 15, 2020, Implats delivered a formal notice of their election not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic. Implats currently retains a 15.0% participating Waterberg Project interest and the Offtake ROFR. The Company retains a controlling 50.02% direct and indirect interest in the Waterberg Project.
14

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

Acquisition and Development of the Waterberg Project

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

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study. Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($6.9 million at August 31, 2021). The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $7.4 million at August 31, 2021 ($7.1 million - August 31, 2020).

On May 26, 2015, the Company announced a second amendment (the "2nd Amendment") to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment, the Waterberg JV and Waterberg Extension properties were combined and contributed into the newly created operating company Waterberg JV Co. On August 3, 2017, the Company received Section 11 transfer approval from the DMR and title to all the Waterberg prospecting rights were ceded into Waterberg JV Co. on September 21, 2017.

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. This requirement was completed by $8 million in funding from JOGMEC to March 31, 2016, followed by two $6 million tranches funded by JOGMEC in each of the following two 12-month periods ending March 31, 2018.

To August 31, 2021, an aggregate total of $77.5 million has been funded by all parties on exploration and engineering on the Waterberg Project. Up until the Waterberg property was transferred to Waterberg JV Co., all costs incurred by other parties were treated as cost recoveries by the Company.

5.           LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019 with the objective to research new lithium battery technology utilizing platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered into investment, shareholder and research agreements to facilitate Lion's objectives.  The Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be intended for the commercialization of the technology developed as well as general and administrative expenses, subject to certain conditions.  On July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.726 million, to a total of up to $6.726 million, in order to allow the acceleration of certain research and commercialization activities.  All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period.

On July 12, 2019, the Company and Amplats each invested $550 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each at a price of $0.50 per share.  In June 2020, the Company and Amplats each invested $350 as a second tranche of funding in exchange for 700,000 preferred shares each at a price of $0.50 per share.  In February 2021, the Company and Amplats each invested $350 as a third tranche of funding in exchange for 700,000 preferred shares each at a price of $0.50 per share.  At August 31, 2021, the Company owned approximately a 54% interest in Lion.
15

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  The first tranche to FIU under the SRA, totaling $1.0 million plus a one-time fee of $50, was funded by Lion in mid July 2019.  Research work commenced at FIU during September 2019.  During calendar 2020 FIU completed the first research milestone  pursuant to the SRA, which triggered a second tranche of funding to FIU in the amount of $667.  Based on research advancement a third tranche in the amount of $667 was paid by Lion to FIU in February 2021.  Lion has provided aggregate research funding in the amount of $2.38 million to FIU as of August 31, 2021.  At August 31, 2021 the Company had $144 in unused losses from Lion available.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this was issued in December 2020 and a third was issued in June 2021.  Further patents are currently applied for.  Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

6.           SPROTT LOAN

On August 15, 2019, the Company announced it had entered into a senior secured credit facility with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto (the "Sprott Lenders") pursuant to which the Sprott Lenders advanced the Company $20.0 million in principal (the "Sprott Facility"). The loan was immediately drawn and was originally scheduled to mature on August 14, 2021. Principal amounts of the Sprott Facility outstanding are charged interest at a rate of 11% per annum, compounded monthly. The Company elected to exercise an option to extend the maturity date of $10.0 million in principal by one year in exchange for a payment in cash of $300, being equal to three percent of the outstanding principal amount not being repaid on the original maturity date. During fiscal 2021 the Company made principal repayments of $10.6 million to Sprott, reducing the principal balance due at August 31, 2021 to $9.4 million. Subsequent to year end, the Company has made further principal repayments of $4.9 million, bringing the principal balance due down to $3.6 million as of the date of publication for these consolidated financial statements. Scheduled interest payments are made monthly with interest of $1,590 having been paid to Sprott during the year ended August 31, 2021 (August 31, 2020 - $2,237).

The Company is required to maintain certain minimum working capital and cash balances under the Sprott Facility and is in compliance with these covenants at year end.

All fees directly attributable to the Sprott Facility are recorded against the loan balance and amortized using the effective interest method over the life of the loan, with the exception of $300 fee paid to Sprott to extend $10.0 million of the loan for one year which was offset by the accounting gain recognized of $348. In connection with the original principal advance the Company issued Sprott 800,000 common shares worth $1,000. Effective interest of $2,120 was recognized during the year ended August 31, 2021 (August 31, 2020 - $2,809).

7. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes due in 2022, of which $19.99 million remained outstanding at August 31, 2021 (the "Convertible Notes"). The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Upon maturity the Convertible Notes are to be settled by the Company in cash. The Convertible Notes are convertible at any time prior to maturity at the option of the holder, and conversion may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. The conversion rate of the Convertible Notes is 100.1111 common shares per $1.0 thousand principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $9.989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's common shares on June 27, 2017.
16

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

The Convertible Notes contain multiple embedded derivatives (the "Convertible Note Derivatives") relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5.381 million (see below). At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5.381 million and transaction costs relating to the Convertible Notes of $1.049 million resulting in an opening balance of $13.570 million. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On January 2, 2018, the Company issued 244,063 common shares in settlement of $0.691 million of bi-annual interest payable on the outstanding Convertible Notes.

On July 3, 2018, the Company issued 757,924 common shares in settlement of $0.724 million of bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2019, the Company issued 545,721 common shares in settlement of $0.687 million of bi-annual interest payable on the outstanding Convertible Notes.

On July 1, 2019, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2020, the Company issued 517,468 common shares in settlement of $0.687 million of bi-annual interest payable on the outstanding Convertible Notes.

On July 2, 2020, the Company issued 526,471 common shares in settlement of $0.687 million of bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2021, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

On July 2, 2021, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

Due to a limitation on conversion contained in the indenture governing the Convertible Notes, dated June 30, 2017 between the Company and The Bank of New York Mellon, no more than 2,954,278 common shares, being 19.9% of the number of common shares outstanding on June 30, 2017, may be issued in settlement of interest payments or conversions related to the Convertible Notes.  Currently, a total of 361,312 common shares remain available for settlement of future interest payments or conversions.

The components of the Convertible Notes are as follows:

Convertible Note balance August 31, 2019	$16,075
Interest payments	(1,374)
Accretion and interest incurred during the year	2,668
Gain on embedded derivatives during the year ended August 31, 2020	(157)
Convertible Note balance August 31, 2020	$17,212
Interest payment	(1,374)
Accretion and interest incurred during the year	2,930
Gain on embedded derivatives during the year ended August 31, 2021	(52)
Convertible Note balance August 31, 2021	$18,716

Embedded Derivatives
17

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

The Convertible Note Derivatives were valued upon initial recognition at a fair value of $5.381 million using partial differential equation methods and are subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss. A gain of $52 was recognized on the fair value of the Convertible Note Derivatives at August 31, 2021, (August 31, 2020 - $157 gain).

8.  SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

At August 31, 2021, the Company had 75,271,126 common shares outstanding including 81,409 shares sold for the net proceeds of $218 on or before August 31, 2021 and issued September 1 and 2, 2021 pursuant to an at-the-market offering ("ATM Offering") governed by the terms of an equity distribution agreement with BMO Capital Markets.

Fiscal 2021

On February 5, 2021, the Company entered into a second at-the-market offering (the "2021 ATM"). At August 31, 2021, the Company had sold an aggregate of 2,502,790 shares pursuant to the 2021 ATM at an average price of $4.38 per share for gross proceeds of $10,951. Total fees and expenses of $701 have been incurred as of August 31, 2021 in relation to the 2021 ATM. Subsequent to the end of the fiscal year, to November 22, 2021 the Company sold a further 4,433,448 shares pursuant to the 2021 ATM at an average price of US$2.63 for net proceeds of $11.4 million.

On December 8, 2020, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 1,121,076 common shares at a price of $2.23 each for gross proceeds of $2,500 maintaining, HCI's ownership in the Company at approximately 31% at that time.

On November 30, 2020, the Company completed the sale of common shares pursuant to an at-the-market offering (the "2020 ATM"). Final sales were settled, and the 2020 ATM completed, on December 2, 2020. An aggregate of 5,440,186 common shares were sold at an average price of $2.21 per share for gross proceeds of $12.0 million. Total fees and expenses of $592 were incurred.

On October 15, 2020, the Company closed a non-brokered private placement for 1,146,790 common shares at a price of $2.18 per share for gross proceeds of $2.5 million. All shares were subscribed for by Deepkloof, maintaining HCI's ownership in the Company at approximately 31% at that time.

Fiscal 2020

On July 2, 2020, the Company issued 526,471 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On June 17, 2020, the Company closed a non-brokered private placement for 1,221,500 common shares at a price of $1.40 each for gross proceeds of $1.7 million, of which 500,000 common shares were subscribed for by HCI, bringing HCI's ownership in the Company to approximately 32%. A 6% finders fee in the amount of $38 was paid on a portion of this private placement.

On January 2, 2020, the Company issued 517,468 shares in settlement of $0.687 million of bi-annual interest payable on $19.99 million outstanding on the Convertible Notes.

On December 19, 2019, the Company closed a non-brokered private placement for 3,225,807 common shares at a price of $1.24 each for gross proceeds of $4.0 million, of which 1,612,931 common shares were subscribed for by Deepkloof on behalf of HCI. A 6% finders fee in the amount of $54 was paid on a portion of this private placement.
18

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

Prior to their expiry on November 15, 2019, the Company issued 28,040 shares upon the exercise of 28,040 warrants.

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

The following tables summarize the Company's outstanding stock options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2019	1,554,000	$ 2.61
Granted	1,628,500	$ 1.81
Options outstanding at August 31, 2020	3,182,500	$ 2.20
Granted	1,596,500	$ 6.41
Forfeited	(126,936)	$ 2.27
Exercised	(843,543)	$ 2.21
Options outstanding at August 31, 2021	3,808,521	$ 3.96

Number Outstanding at August 31, 2021	Number Exercisable at August 31, 2021	Exercise Price in CAD	Average Remaining Contractual Life (Years)
1,497,500	-	$6.58	4.30
99,000	-	$3.90	4.94
1,058,502	94,769	$2.61	2.61
1,153,519	122,519	$1.81	3.26
3,808,521	217,288		3.40

During the year ended August 31, 2021, the Company granted 1,596,500 stock options.  The stock options granted during the year vest in three tranches on the first, second and third anniversary of their grant.

During the year ended August 31, 2020, the Company granted 1,628,500 stock options.  The stock options granted during the year vest in three tranches on the first, second and third anniversary of their grant.

During the year ended August 31, 2021, the Company recorded $2,230 of stock compensation expense (August 31, 2020 - $1,157), of which $1,987 was expensed (August 31, 2020 - $1,032) and $243 was capitalized to mineral properties (August 31, 2020 - $125).

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted.  The following assumptions were used in valuing stock options granted during the years ending August 31, 2021 and August 31, 2020:

Year ended	August 31, 2021	August 31, 2020
Risk-free interest rate	0.41%	1.56%
Expected life of options	3.9 years	3.9 years
Annualized volatility[1]	88%	82%
Forfeiture rate	2.0%	2.1%
Dividend rate	0.0%	0.0%
[1]The Company uses its historical volatility as the basis for the expected volatility assumption in the Black Scholes option pricing model.
19

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

(d) Deferred Share Units

The Company has established a deferred share unit ("DSU") plan for non-executive directors.  Each DSU has the same value as one of the Company's common shares.  DSU's must be retained until each non-executive director leaves the board of directors, after which time the DSU's are to be paid.  During the year ended August 31, 2021, a total of 23,166 DSUs were redeemed by a former director at a price of $3.23 per DSU, calculated using the 5-day volume weighted average trading price immediately prior to the payout.

The DSU liability recognized at August 31, 2021 was $1,223.  During the year ended August 31, 2021 an expense of $742 was recorded in relation to outstanding DSUs (August 31, 2020 - $387), with $591 recorded as share-based compensation (August 31, 2020 - $245) and $151 recorded as director fees (August 31, 2020 - $142).  During the year ended August 31, 2021 fully vested DSUs were revalued and a $9 recovery was recorded to reflect the increased value of the fully vested DSUs due to the Company's share price appreciation.  At August 31, 2021, a total of 503,951 DSUs were issued and outstanding, of which 304,991 DSUs had vested.

(e) Restricted Share Units

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company.  Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award.  RSUs vest over a three-year period.

The recognised RSU liability at August 31, 2021 was $770.  During the year ended August 31, 2021, a stock compensation expense of $675 was recorded (May 31, 2020 - $266) of which $598 expensed (May 31, 2020 - $226) and $77 was capitalized (May 31, 2020 - $40).  During the period, 121,668 RSUs were settled and 24,188 were cancelled.  At August 31, 2021, 547,992 RSUs were issued and outstanding, with 53,438 of these being vested.

9. NON-CONTROLLING INTEREST

The table below shows details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

Company	Proportion of ownership and voting rights held by non-controlling interests		Loss allocated to non-controlling interests		Accumulated non-controlling interests
	2021	2020	2021	2020	2021	2020
Mnombo Wethu Consultants (Pty) Limited	50.1%	50.1%	-	-	7,445	7,064
Waterberg JV Co1	63.05%	63.05%	-	-	10,140	9,062
				Total	$17,585	$16,126

1Includes the 26% owned by Mnombo

10. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties. Transactions with related parties are as follows:

(a) During the year ended August 31, 2021, $858 (August 31, 2020 - $313) was paid or accrued to independent directors for directors' fees and services.

(b) During the year ended August 31, 2021, the Company paid or accrued payments of $57 (August 31, 2020 - $54) from West Vault Mining Inc., for accounting and administrative services. During the year the Company's former President, CEO and Board Member Michael Jones resigned from all positions at both the Company and West Vault Mining leaving the Company and West Vault Mining with one officer in common at year end.
20

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement. Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. HCI has exercised its right to nominate one person to the board of directors. A summary of HCI's share acquisitions form the Company follows:

Common Shares Acquired from the Company by HCI
Date	Placee	Shares	Price USD	Acquisition Method
May 2018	Deepkloof	2,490,900	$1.50	Prospectus Offering
May 2018	Deepkloof	1,509,099	$1.50	Private Placement
February 2019	Deepkloof	2,141,942	$1.33	Private Placement
April 2019	Deepkloof	177,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	80,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	1,111,111	$1.17	Private Placement
August 2019	Deepkloof	6,940,000	$1.32	Private Placement
August 2019	Deepkloof	2,856,000	$1.25	Prospectus Offering
December 2019	Deepkloof	1,612,931	$1.24	Private Placement
June 2020	Deepkloof	500,000	$1.40	Private Placement
October 2020	Deepkloof	1,146,790	$2.18	Private Placement
December 2020	Deepkloof	1,121,076	$2.23	Private Placement
		21,686,849

During 2018 and 2019, HCI also acquired 663,005 shares of the Company in the public market. During the year ended August 31, 2021 HCI reported the sale of 1,052,328 common shares of the Company. At August 31, 2021, HCI's ownership of the Company was reported at 21,297,526 common shares, representing a 28.33% interest in the Company.

Key Management Compensation

The remuneration the CEO, CFO and other key management personnel and the directors during the years ended August 31, 2021 to 2019 is as follows:

Year ended	August 31, 2021	August 31, 2020	August 31, 2019
Salaries	$1,236	$916	$927
Severance[1]	828	-	-
Directors fees	241	261	171
Share-based payments - management	2,556	907	393
Share-based payments - directors	617	52	155
Total	$5,478	$2,136	$1,646

1During the year, the Company's former President and CEO resigned from the Company.

11. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $282 to February 2024.

From period end the Company's aggregate commitments are as follows:
21

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$120	$162	$-	$-	$282
Environmental Bonds	41	83	83	-	207
Discovery Drilling	266	-	-	-	266
Convertible Notes (Note 7)(1)	21,364	-	-	-	21,364
Sprott Facility (Note 6)(1)	10,578	-	-	-	10,578
Totals	$32,369	$245	$83	$-	$32,697

Notes:

(1) Includes unamortized deferred finance fees.

Africa Wide Legal Action

In April 2018, the Company completed a transaction whereby Maseve Investments 11 (Pty) Ltd. ("Maseve") was acquired (the "Maseve Sale Transaction") by Royal Bafokeng Platinum Ltd. ("RBPlats"). Maseve owned and operated the Maseve Mine. In September 2018, the Company reported receipt of a summons issued by Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") whereby Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction. Africa Wide held 17.1% of the shares in Maseve prior to completion of the Maseve Sale Transaction. Africa Wide is seeking, at this late date, to set aside the closed Maseve Sale Transaction. RBPlats consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings. The Company has received legal advice to the effect that the Africa Wide action is factually and legally defective. Various statements and documents were filed during calendar 2021 and a trial to hear evidence occurred in the High Court of South Africa October 4 to October 8, 2021. Final Heads of Argument were filed on November 9, 2021 and final arguments are to be heard by the Court in January 2022.

Bank Advisory Fees Payable

Certain deferred bank advisory fees related to the Maseve Sale Transaction and the Implats Transaction became payable as soon as practicable after the Company repaid a $40 million secured loan facility due to Liberty Metals & Mining Holdings, LLC, which was repaid on August 21, 2019. During the year, the Company paid the deferred bank advisory fees in full.

12. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	August 31, 2021	August 31, 2020	August 31, 2019

Amounts receivable, prepaid expenses and other assets	$30	$234	$195
Payment of bank advisory fees	(2,890)	-	-
Accounts payable and other liabilities	(102)	(973)	(697)
	$(2,962)	$(739)	$(502)

13. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business through two geographical regions - Canada and South Africa. The Chief Operating Decision Makers ("CODM") reviews information from the below segments separately so the below segments are separated.
22

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At August 31, 2021	Assets	Liabilities

Canada	$7,038	$29,625
South Africa	44,161	2,101
	$51,199	$31,726
At August 31, 2020	Assets	Liabilities

Canada	$2,101	$40,922
South Africa	35,314	636
	$37,415	$41,558

Comprehensive Loss (Income) for the period ended	August 31, 2021	August 31, 2020

Canada	$15,202	$10,681
South Africa	(7,037)	934
	$8,165	$11,615

14. GENERAL AND ADMINISTRATIVE EXPENSES

GENERAL AND ADMINISTRATIVE EXPENSES	Year Ending August 31, 2021	Year Ending August 31, 2020
Salaries and benefits	$1,794	$1,644
Severance[1]	828	-
Legal	505	245
Technical consulting fees	405	194
Accounting	331	284
Insurance	311	241
Regulatory Fees	252	214
Shareholder relations	235	284
Depreciation	122	177
Travel	96	174
Other	242	269
Total	$5,121	$3,726
[1]During the year, the Company's former President and CEO resigned from the Company.

15.        CAPITAL RISK MANAGEMENT

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
23

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

In order to facilitate the management of its capital requirements, the Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions. The Company does not currently declare or pay out dividends.

As at August 31, 2021, the Company is subject to externally imposed capital requirements under the Sprott Facility. Please see Note 6 for further details.

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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
24

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Year ended	August 31, 2021	August 31, 2020

Cash (Rand)	$192	$100
Cash (USD)	5,729	1,189
Accounts receivable (Rand)	439	140
Accounts payable (Rand)	1,686	636
Loan Payable (USD)	9,089	19,337
Convertible Note (USD)	18,716	17,212

The Company's comprehensive loss is affected by changes in the exchange rate between its operating currencies and the United States dollar. At August 31, 2021, based on this exposure a 10% strengthening/weakening in the United States dollar versus Rand foreign exchange rate and Canadian dollar would give rise to a decrease/increase in comprehensive loss for the year presented of approximately $3.6 million, (August 31, 2020 - $3.5 million).

(d) Interest rate risk

The Company's interest income earned on cash and on short term investments is exposed to interest rate risk. At August 31, 2021, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the net loss for the year of approximately $61.

At August 31, 2021, the carrying amounts of cash, amounts receivable, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

17. INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

	2021	2020	2019

Loss before income taxes	$13,008	$7,056	$16,670

Income tax recovery at statutory rates	(3,512)	(1,905)	(4,503)
Difference of foreign tax rates	19	(8)	(2)
Non-deductible expenses and non-taxable portion of capital gains	1,061	(216)	1,316
Changes in unrecognized deferred tax assets and other	2,487	2,201	3,295
Income tax expense (recovery)	55	72	106

Income tax expense consists of:
Current income taxes	$-	$-	$-
Deferred income taxes	55	72	106
	$55	$72	$106

25

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars unless otherwise stated except share and per share data)

The gross movement on the net deferred income tax account is as follows:

	2021	2020	2019
Deferred tax liability at the beginning of the year	$-	$-	$-
Tax (expense) relating to the loss from continuing operations	(55)	(72)	(106)
Tax recovery relating to components of other comprehensive loss	55	72	106
Tax recovery recorded in deficit	-	-	-
Deferred tax liability at the end of the year	$-	$-	$-

The significant components of the Company's net deferred income tax liabilities are as follows:

	2021	2020	2019
Convertible notes	$(389)	$(661)	$(1,024)
Loans payable	(180)	(247)	(339)
Mineral properties	(2,597)	(2,221)	(2,354)
Loss carry-forwards	3,166	3,129	3,717
	$-	$-	$-

Unrecognized deductible temporary differences, unused tax losses and unused tax credits are attributed to the following:

	2021	2020	2019
Tax Losses:
Operating loss carry-forwards - Canada	$158,619	$137,037	$125,851
Operating loss carry-forwards - South Africa	35,958	100,415	28,925
Net capital loss carry-forwards	-	-	204
	$194,577	$237,452	$154,980

Temporary Differences:
Mineral properties	$7,931	$7,672	$7,526
Financing Costs	3,611	7,539	13,357
Property, plant and equipment	728	697	807
Other	800	603	381
	$13,070	$16,511	$22,071

Investment Tax Credits:	$329	$318	$312

The Company's Canadian operating loss carry-forwards expire between 2026 and 2040. The Company's South African operating loss carry-forwards do not expire. The Company's Canadian unused investment tax credit carry-forwards expire between 2029 and 2035. The Company's Canadian net capital loss carry-forwards do not expire.

26

ITEM 19. EXHIBITS

See "EXHIBIT INDEX", below.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PLATINUM GROUP METALS LTD. (Registrant)

Date: November 24, 2021	By:	/s/ Frank R. Hallam
Frank R. Hallam
Interim President and Chief Executive Officer

EXHIBIT INDEX
Exhibit Number	Description

1.1	Articles of the Company, as amended and consolidated on February 27, 2014 (incorporated by reference to Exhibit 1.1 to the Form 20-F filed by the Company on December 29, 2017)
2.1	Description of Common Share Rights (included under Item 10.B of this Form 20-F)
4.1	Share Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on March 6, 2020)
4.2	Sprott Credit Agreement dated August 15, 2019 incorporated by reference to Exhibit 4.2 to the Form 20-F filed by the Company on November 26, 2019
4.3	Convertible Notes Indenture dated June 30, 2017 (incorporated by reference to Exhibit 99.1 to the Form 6-K as filed by the Company on July 5, 2017)
4.4	Supplement No. 1 to Convertible Notes Indenture dated January 31, 2018 (incorporated by reference to Exhibit 4.12 to the Form 20-F filed by the Company on November 30, 2018)
4.5	Equity Distribution Agreement dated February 5, 2021 (incorporated by reference to Exhibit 99.1 to the Form 6-K as filed by the Company on February 5, 2021)
4.6	Credit Agreement Modification Agreement dated September 8, 2020 (incorporated by reference to Exhibit 4.6 to the Form 20-F filed by the Company on November 25, 2020)
4.7	HCI Amended and Restated Subscription Agreement dated May 10, 2018 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on May 14, 2018)
8.1	List of Subsidiaries (included under Item 4.C. of this Form 20-F)
12.1	Certification of Interim Chief Executive Officer
12.2	Certification of Interim Chief Financial Officer
13.1	Certification of Interim Chief Executive Officer
13.2	Certification of Interim Chief Financial Officer
15.1	Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated effective September 4, 2019 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on October 8, 2019)
15.2	Consent of PricewaterhouseCoopers LLP
15.3	Consent of Charles J. Muller
15.4	Consent of Gordon I. Cunningham
15.5	Consent of Michael Murphy
101.INS	XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page for Company's Annual Report on Form 20-F for the year ended August 31, 2021, formatted in Inline XBRL