Form 40-F
period 2022-08-31
PLATINUM GROUP METALS LTD
filed 2022-11-23
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2022	Commission File Number 001-33562

PLATINUM GROUP METALS LTD.

(Exact name of registrant as specified in its charter)

British Columbia

(Province or Other Jurisdiction of Incorporation or Organization)

1099

(Primary Standard Industrial Classification Code Number)

Not Applicable

(I.R.S. Employer Identification Number)

1100 Melville Street, Suite 838

Vancouver, BC

Canada V6E 4A6

(604) 899-5450

(Address and telephone number of Registrant's principal executive offices)

DL Services Inc.

Columbia Center, 701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

(206) 903-8800
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange on Which Registered:
Common Shares, no par value	PLG	NYSE American

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

Annual information form ☒	Audited annual financial statements ☒

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

98,952,372 Common Shares outstanding as of August 31, 2022

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

☒

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.14 to this annual report on Form 40-F of Platinum Group Metals Ltd. (the "Registrant" or the "Company"), are hereby incorporated by reference into this Annual Report:

(a) Annual Information Form for the fiscal year ended August 31, 2022 ("AIF");

(b) Management's Discussion and Analysis for the fiscal year ended August 31, 2022 ("MD&A");

(c) Audited Consolidated Financial Statements as of and for the fiscal year ended August 31, 2022 and notes thereto, together with the report of auditors thereon; and

(d) NI 43-101 Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa dated October 4, 2019 with an effective date of resources and reserves of September 4, 2019.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Company's equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

This Annual Report and the Exhibits incorporated by reference herein contain "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws, respectively, which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to our future financial and operating performance and estimates of reserves and resources. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "targets", "aims", "anticipates", or "believes" or variations (including negative variations) of such words or phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual actions, events or results may differ materially from those described in the forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in our AIF (incorporated by reference as Exhibit 99.1 to this Annual Report) under the heading "Risk Factors" and elsewhere.

Although forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are based upon what our management believes are reasonable assumptions, we cannot assure investors that actual results will be consistent with the forward-looking statements. Our forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. In preparing this Annual Report, we have not updated such forward-looking statements to reflect any change in circumstances or in management's beliefs, expectations or opinions that may have occurred prior to the date hereof, and we disclaim any obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

RESOURCE AND RESERVE ESTIMATES

The information provided under the heading "Cautionary Note to U.S. Investors" contained in the Company's AIF is incorporated by reference herein.

CONTROLS AND PROCEDURES

The information provided under the heading "Disclosure Controls and Internal Control Over Financial Reporting" contained in the Company's MD&A is incorporated by reference herein.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP (Vancouver, British Columbia, PCAOB ID No 271) has audited our management's assessment of our internal control over financial reporting. PricewaterhouseCoopers LLP's report is located with our audited consolidated financial statements, which are incorporated herein by reference to Exhibit 99.2.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended August 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDITOR INFORMATION

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The information provided under the headings "Audit Committee - Audit Committee Composition and Background", "Audit Committee - External Auditor Service Fees (By Category)" and "Audit Committee - Pre-Approval Policies and Procedures" contained in the Company's AIF is incorporated by reference herein.

CODE OF ETHICS

The information provided under the heading "Directors and Officers - Code of Ethics" contained in the Company's AIF is incorporated by reference herein.

The Company's current Code of Business Conduct and Ethics, as amended on December 1, 2021. is attached hereto as Exhibit 99.13.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading "Discussion of Operations and Financial Condition - Off-Balance Sheet Arrangements" contained in the Company's MD&A is incorporated by reference herein.

MATERIAL CASH REQUIREMENTS FROM KNOWN CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading "Contractual Obligations" contained in the Company's MD&A is incorporated by reference herein.

MINE SAFETY DISCLOSURE

The Company was not an operator, and did not have a subsidiary that was an operator, of a coal or other mine, as defined in Section 3 of the Federal Mine Safety and Health Act of 1977, in the United States during the year ended August 31, 2022.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

NYSE AMERICAN STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

The Company's common shares are listed for trading on the NYSE American LLC ("NYSE American"). Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE American standards is provided on the Company's website at platinumgroupmetals.net.

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

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam

Frank R. Hallam

President, Chief Executive Officer and Director

Date: November 23, 2022

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit Number	Description
99.1	Annual Information Form for the year ended August 31, 2022
99.2	Audited Consolidated Financial Statements as of and for the years ended August 31, 2022 and August 31, 2021, including the Report of Independent Registered Public Accounting Firm with respect thereto
99.3	Management's Discussion and Analysis for the year ended August 31, 2022
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Charles J. Muller
99.10	Consent of Gordon I. Cunningham
99.11	Consent of Michael Murphy
99.12	Consent of Robert van Egmond
99.13	Code of Business Conduct and Ethics
99.14	NI 43-101 Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa dated October 4, 2019 with an effective date of resources and reserves of September 4, 2019 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 6-K furnished to the Commission on October 8, 2019)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page for Company's Annual Report on Form 40-F for the year ended August 31, 2022, formatted in Inline XBRL