Form 40-F
period 2023-08-31
PLATINUM GROUP METALS LTD
filed 2023-11-21
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2023	Commission File Number 001-33562

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

100,258,030 Common Shares outstanding as of August 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.              ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.              ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).              ☐

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed as Exhibits 99.1, 99.2, 99.3, 99.13 and 99.14 to this Annual Report on Form 40-F of Platinum Group Metals Ltd. (the "Registrant" or the "Company"), are hereby incorporated by reference into this Annual Report:

(a) Annual Information Form for the fiscal year ended August 31, 2023 ("AIF");

(b) Management's Discussion and Analysis for the fiscal year ended August 31, 2023 ("MD&A");

(c) Audited Consolidated Financial Statements for the fiscal year ended August 31, 2023 and notes thereto, together with the report of auditors thereon;

(d) Code of Business Conduct and Ethics; and

(e) NI 43-101 Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa dated October 4, 2019, with an effective date of resources and reserves of September 4, 2019.

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

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended August 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

The information provided under the heading "Social and Environmental Policies - Governance and Nomination Committee - Governance Matters - Code of Conduct and Business Ethics" contained in the Company's AIF is incorporated by reference herein.

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

MINE SAFETY DISCLOSURE

The Company was not an operator, and did not have a subsidiary that was an operator, of a coal or other mine, as defined in Section 3 of the Federal Mine Safety and Health Act of 1977, in the United States during the year ended August 31, 2023.

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

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam

Frank R. Hallam

President, Chief Executive Officer and Director

Date: November 21, 2023

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit Number	Description
99.1	Annual Information Form for the year ended August 31, 2023
99.2	Audited Consolidated Financial Statements for the year ended August 31, 2023, including the Report of Independent Registered Public Accounting Firm with respect thereto
99.3	Management's Discussion and Analysis for the year ended August 31, 2023
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Charles J. Muller
99.10	Consent of Gordon I. Cunningham
99.11	Consent of Michael Murphy
99.12	Consent of Robert van Egmond
99.13	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.13 to the Form 40-F filed by the Company on November 23, 2022)
99.14	NI 43-101 Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa dated October 4, 2019 with an effective date of resources and reserves of September 4, 2019 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 6-K furnished to the Commission on October 8, 2019)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page for Company's Annual Report on Form 40-F for the year ended August 31, 2023, formatted in Inline XBRL