Form 40-F
period 2024-08-31
PLATINUM GROUP METALS LTD
filed 2024-11-27
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2024	Commission File Number 001-33562

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

102,480,148 Common Shares outstanding as of August 31, 2024

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

The following documents, filed as Exhibits 99.1, 99.2, 99.3, 99.13 and 99.14 to this Annual Report on Form 40-F of Platinum Group Metals Ltd. (the "Registrant" or the "Company"), are hereby incorporated by reference into this Annual Report:

(a) Annual Information Form for the fiscal year ended August 31, 2024 ("AIF");

(b) Audited Consolidated Financial Statements as at August 31, 2024 and 2023, and for the two years in the period ended August 31, 2024 and the related notes, Management’s Annual Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm, with respect thereto;

(c) Management's Discussion and Analysis for the fiscal year ended August 31, 2024 ("MD&A");

(d) Code of Business Conduct and Ethics; and

(e) Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa" dated October 9, 2024, and with an effective date of August 31, 2024

EXPLANATORY NOTE

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

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended August 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The Company's current Code of Business Conduct and Ethics is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading "Discussion of Operations and Financial Condition - Off-Balance Sheet Arrangements" contained in the Company's MD&A is incorporated by reference herein.

MATERIAL CASH REQUIREMENTS FROM KNOWN CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading "Discussion of Operations and Financial Condition - Contractual Obligations" contained in the Company's MD&A is incorporated by reference herein.

MINE SAFETY DISCLOSURE

The Company was not an operator, and did not have a subsidiary that was an operator, of a coal or other mine, as defined in Section 3 of the Federal Mine Safety and Health Act of 1977, in the United States during the year ended August 31, 2024.

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

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam

Frank R. Hallam

President, Chief Executive Officer and Director

Date: November 27, 2024

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit Number	Description
97	Clawback Policy
99.1	Annual Information Form for the year ended August 31, 2024
99.2	Audited Consolidated Financial Statements for the year ended August 31, 2024, including the Report of Independent Registered Public Accounting Firm with respect thereto
99.3	Management's Discussion and Analysis for the year ended August 31, 2024
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Charles J. Muller
99.10	Consent of Gordon I. Cunningham
99.11	Consent of Michael Murphy
99.12	Consent of Robert van Egmond
99.13	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.13 to the Form 40-F filed by the Company on November 23, 2022)
99.14	Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Igneous Complex, Republic of South Africa dated October 9, 2024, with an effective date of August 31, 2024 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 6-K furnished to the Commission on October 9, 2024)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page for Company's Annual Report on Form 40-F for the year ended August 31, 2024, formatted in Inline XBRL