Form 40-F
period 2025-08-31
PLATINUM GROUP METALS LTD
filed 2025-11-26
CIK 1095052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2025	Commission File Number 001-33562

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

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act"):

Title of Each Class:	Trading Symbol	Name of Each Exchange on Which Registered:
Common Shares, no par value	PLG	NYSE American

Securities registered pursuant to Section 12(g) of the Exchange Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:  None

For annual reports, indicate by check mark the information filed with this form:

Annual information form  ☒ Audited annual financial statements  ☒

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

112,571,113 Common Shares outstanding as of August 31, 2025

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.              ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.              ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).              ☐

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed as Exhibits 99.1, 99.2, 99.3, and 99.14 to this Annual Report on Form 40-F of Platinum Group Metals Ltd. (the "Registrant" or the "Company"), are hereby incorporated by reference into this Annual Report:

(a) Annual Information Form for the fiscal year ended August 31, 2025 ("AIF");

(b) Audited Consolidated Financial Statements as at August 31, 2025 and 2024, and for the two years in the period ended August 31, 2025 and the related notes, Management's Annual Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm with respect thereto;

(c) Management's Discussion and Analysis for the fiscal year ended August 31, 2025 ("MD&A"); and

(d) Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa dated October 9, 2024, and with an effective date of August 31, 2024

EXPLANATORY NOTE

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

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended August 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

The information provided under the heading "Social and Environmental Policies - Environmental, Social and Governance - Governance Matters - Code of Conduct and Business Ethics" contained in the Company's AIF is incorporated by reference herein.

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

MINE SAFETY DISCLOSURE

The Company was not an operator and did not have a subsidiary that was an operator, of a coal or other mine, as defined in Section 3 of the Federal Mine Safety and Health Act of 1977, in the United States during the year ended August 31, 2025.

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

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

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

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam

Frank R. Hallam

President, Chief Executive Officer and Director

Date: November 26, 2025

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit Number	Description
97	Clawback Policy
99.1	Annual Information Form for the year ended August 31, 2025
99.2	Audited Consolidated Financial Statements for the year ended August 31, 2025, and the Report of Independent Registered Public Accounting Firm with respect thereto
99.3	Management's Discussion and Analysis for the year ended August 31, 2025
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Charles J. Muller
99.10	Consent of Gordon I. Cunningham
99.11	Consent of Michael Murphy
99.12	Consent of Robert van Egmond
99.13	Code of Business Conduct and Ethics
99.14	Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa dated October 9, 2024, with an effective date of August 31, 2024 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 6-K furnished to the Commission on October 9, 2024)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page for Company's Annual Report on Form 40-F for the year ended August 31, 2025, formatted in Inline XBRL